Form 20-F
period 2002-12-31
JINPAN INTERNATIONAL LTD
filed 2003-06-26
CIK 1053008

SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 20-F
                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2002

                           Commission File No. 1-14742









                          JINPAN INTERNATIONAL LIMITED

      (Exact Name of Registrant as Specified in its charter and Translation of Registrant's Name into English)

                             BRITISH VIRGIN ISLANDS
                 (Jurisdiction of incorporation or organization)

                   C/O HAINAN JINPAN SPECIAL TRANSFORMER WORKS
                                   SECTION D-2
                             NO. 100 INDUSTRY AVENUE
                             JINPAN DEVELOPMENT AREA
                               HAIKOU, HAINAN PRC
                    (Address of principal executive offices)


 Securities registered or to be registered pursuant to Section 12(b) of the Act:

                         COMMON STOCK, $0.018 PAR VALUE
                                (Title of Class)

Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None.

              Securities for which there is a reporting obligation
                     pursuant to Section 15(d) of the Act:

                                      None.

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                                3,149,389 SHARES

         Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

                          Yes      |X|        No       |_|

         Indicate by check mark which financial statement item the registrant has elected to follow.

                          Item 17  |_|        Item 18  |X|

                                TABLE OF CONTENTS
                                -----------------

                                                                           Page
                                                                           ----


Item 1.  Identity of Directors, Senior Management and Advisors               3
Item 2.  Offer Statistics and Expected Timetable                             3
Item 3.  Key Information                                                     3
Item 4.  Information on the Company                                          13
Item 5.  Operating Financial Review and Prospects - Management's
         Discussion and Analysis                                             26
Item 6.  Directors, Senior Management and Employees                          33
Item 7.  Major Shareholders and Related Party Transactions                   36
Item 8.  Financial Information                                               37
Item 9.  Offer and Listing                                                   37
Item 10. Additional Information                                              38
Item 11. Quantitative and Qualitative Disclosure About Market Risk           41
Item 12. Description of Securities Other than Equity Securities              41
Item 13. Defaults, Dividend Arrearages and Delinquencies                     41
Item 14. Material Modifications to the Rights of Security Holders
         and Use of Proceeds                                                 42
Item 15. Controls and Procedures                                             42
Item 16.          [Reserved]                                                 42
Item 17. Financial Statements                                                42
Item 18. Financial Statements                                                42
Item 19. Exhibits                                                            42

                                     PART I

CURRENCY TRANSLATION
--------------------

         We, Jinpan International Limited, together with our 85% owned subsidiary Hainan Jinpan Special Transformer Works, a Sino-foreign cooperative joint venture, and Hainan Jinpan's predecessor, Haikou Jinpan Special Transformer Works, are referred to in this annual report collectively as "we", unless Jinpan International, Hainan Jinpan or Haikou Jinpan are specifically referenced. We prepare our financial statements in accordance with U.S. GAAP. We publish our financial statements in Renminbi Yuan, which are referred to in the financial statements as "RMB" or "Renminbi", the lawful currency of the People's Republic of China. For the reader's convenience, some financial information has been translated from Renminbi to the U.S. Dollar, referred to herein as "U.S.$" using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002, of RMB 8.28 = U.S.$1.00. The dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations means that the Remnibi amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate.


ITEM 1. IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Information not required in Annual Report on Form 20-F.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Information not required in Annual Report on Form 20-F.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA
-----------------------

         The following selected financial data should be read in conjunction with Item 5, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes included in this annual report.

         Set forth below is selected consolidated financial data with respect to our statements of operations for the years ended 2002, 2001, 2000, 1999 and 1998. Year-end data for the years ended 1999 and 1998 was derived from our Consolidated Financial Statements audited by Arthur Andersen & Co., Hong Kong, independent public accountants. Year-end data for the years ended 2002, 2001 and 2000 was derived from our Consolidated Financial Statements audited by Ernst & Young, Hong Kong, independent public accountants, whose report for the years ended December 31, 2002, December 31, 2001 and December 31, 2000, is included elsewhere in this report.

                                                                      Year ended December 31,
                                 ---------------------------------------------------------------------------------------------

                                     1998           1999            2000             2001          2002
                                 ------------   ------------     ------------    ------------    -----------     -------------
                                     RMB            RMB              RMB             RMB            RMB            U.S.$(1)
                                 ------------   ------------     ------------    ------------    -----------     -------------
                                                    (Amounts in thousands, except net income per share data)

Income Statement Data:
   Sales                             81,993          106,800            141,264    184,480         229,421            27,720
   Costs of goods sold              (46,954)         (56,691)           (73,869)  (104,686)       (128,770)          (15,557)
   Gross profit                      35,039           50,109             67,395     79,794         100,651            12,163

   Selling and
   administrative  expenses         (25,575)         (38,497)           (50,744)   (57,396)        (81,325)           (9,828)

   Interest Expenses                   (612)            (385)              (925)      (600)           (541)              (65)

   Other income                       6,881            7,849              7,824      8,413          14,186             1,715

   Income before taxation            15,733           19,076             23,550     30,211         32,971               3,985


   Income Tax                           361           (1,285)            (2,385)    (2,911)         (3,116)             (377)
   Income before Minority            16,094           17,791             21,165     27,300          29,855             3,608
   Interest
   Minority interest                 (2,933)          (3,608)            (4,427)    (4,229)         (4,972)             (601)
   Net income                        13,161           14,183             16,738     23,071          24,883             3,007

   Earnings (loss) per share:

   basic                               4.41             4.51               5.31       7.33            7.92              0.96
   fully diluted                       4.37             4.48               5.29       7.29            7.89              0.95
   Number of shares outstanding:
   basic                          2,982,409        3,142,567          3,149,389  3,149,389       3,139,933         3,139,933
   fully diluted                  3,011,623        3,163,178          3,163,178  3,163,178       3,153,722         3,153,722



                                      December        December       December       December         December
                                      31, 1998        31, 1999       31, 2000       31, 2001         31, 2002
                                    ------------    ------------   ------------   ------------   -------------------

                                        RMB             RMB             RMB             RMB       RMB        U.S.$(1)
Balance Sheet Data:
   Cash and cash equivalents            19,251          41,556         36,560          44,510     63,800      7,710
   Total assets                        129,571         145,685        168,142         203,711    267,261     32,291
   Minority interest                     4,916           5,224         11,506           7,028     10,899      1,317
   Equity                              106,994         121,555        137,412         160,464    184,604     22,303

--------------------
(1) For your convenience, translation of amounts from Renminbi into U.S. dollar has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2002 of RMB8.28 = U.S.$1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollar at that rate or at any other established rate.

FORWARD LOOKING STATEMENTS
--------------------------

         This annual report contains some forward-looking statements, which involve substantial risks and uncertainties. These forward-looking statements can generally be identified by the use of forward-looking words like "may", "will", "except", "anticipate", "intend", "estimate", "continue", "believe" or other similar words. Similarly, statements that describe our future expectations, objectives and goals or contain projections of our future results of operations or financial condition are also forward-looking statements. Our future results, performance or achievements could differ materially from those expressed or implied in these forward-looking statements as a result of certain factors described herein.

RISK FACTORS
------------

         RISKS RELATED TO OUR BUSINESS

         THE CONTINUED EXISTENCE OF OUR JOINT VENTURE IS CONTINGENT ON CERTAIN FACTORS. We were established for an initial term of 50 years, which may be extended by the mutual consent of the parties to the joint venture agreement, subject to the approval of the relevant Chinese Government authorities. In the event that our term is not extended, the joint venture will be dissolved and liquidated pursuant to the provisions of applicable law and the joint venture agreement. In addition, we may be terminated prior to the expiration of the joint venture agreement upon the occurrence of certain events, including, without limitation, the inability of the enterprise to conduct its business due to financial losses or a breach of the joint venture agreement by one of the parties thereto.

         BECAUSE A SIGNIFICANT PORTION OF OUR REVENUE IS DERIVED FROM SALES OF OUR CAST RESIN TRANSFORMERS, ANY DECREASE IN SALES COULD HARM OUR OPERATING RESULTS. Sales generated by cast resin transformers will continue to account for virtually all of our revenues. Accordingly, our business and results of operations are dependent on the demand for this single product and any decrease in the demand for such product, whether as a result of competition, technological changes, economic conditions in China or other factors, or restrictions on our ability to market this product for any reason, would have a material adverse effect on our business, financial condition and results of operations.

         ACCIDENTS INVOLVING THE USE OF OUR TRANSFORMERS COULD RESULT IN INJURY TO OUR CUSTOMERS, EXPOSE US TO FINANCIAL LIABILITY AND ADVERSELY AFFECT OUR MARKETING ABILITY. Although we have never experienced a significant accident such as a fire or an explosion resulting from the operation of our transformers and we generally believe that our transformers are safe and do not pose a significant risk of combustion, fire or explosion, there can be no assurance that an accident will not occur, which may cause injury or damage to the users of our transformers, exposing us to potential claims or liabilities or which may damage our reputation among potential customers, resulting in a potential adverse effect on our ability to market our products.

         CHANGES IN CHINA'S PRESENT POLICY OF ECONOMIC REFORM AND ITS PRESENT MECHANICS OF ECONOMIC PROTECTION FOR FOREIGN INVESTMENT ENTERPRISES COULD HARM OUR OPERATING RESULTS.. As part of its economic reform, China has designated certain areas, including Hainan Province, where we maintain our offices and manufacturing facilities, as Special Economic Zones ("SEZs"). Foreign investment enterprises in these areas generally benefit from greater economic autonomy and more favorable tax treatment in China. Although we are not aware of any pending or proposed changes in the policies or laws governing SEZs, which could have a material adverse effect on our business, financial condition and results of operations, there can be no assurance that such a change will not occur.

         IF ANY OF OUR CURRENT SUPPLIERS DELAY, INTERRUPT OR HALT SUPPLY WE COULD BE FORCED TO OBTAIN OUR RAW MATERIALS AT AN INCREASED COST FROM AN ALTERNATIVE SOURCE. The principal raw materials we require in our business are cast resin used to coat the copper coils of our transformers, silicon steel which comprises the cores of our transformers and copper foil for our copper foil windings. We obtain all of our requirements for cast resin from Bakelite, a German corporation, silicon steel from Nippon Steel and Kawasaki Steel, both Japanese companies and UGO, a European company, and copper foil from Mansfelder Kupfer and Messign GmbH ("MKM") and KM Europe Metals ("KME"), both German companies and Luoyang Copper (Group) Co. Ltd. in China. Although we usually have a two to three month supply of these raw materials in our inventory and we believe that we are able to obtain our cast resin, silicon steel or copper foil materials from several other companies besides our current suppliers, if we were to experience significant delays, interruptions or reductions in the supply of cast resin, silicon steel or copper foil, we could be faced with increased costs and our results of operations could be materially adversely affected.

         Other raw materials we require for the manufacture of our products include copper wire, glass fiber and quartz powder. We maintain at least two suppliers for each of our major raw materials other than cast resin in order to allow enhancement of our ability to obtain an adequate supply of high quality, competitively-priced raw materials. We purchase copper wire, glass fiber and quartz powder from local suppliers in nearby regions and believe that these materials are readily available. We have never experienced any disruption in the supply of any raw material that has had a material impact on our operations although we cannot be certain that a disruption in supply by our raw material supplies will not occur in the future. If such disruption shall occur and we were to experience significant delay in the supply of these materials, our results of operations could be materially adversely affected.

         COMPETITION WITH OTHER LARGE AND SMALL TRANSFORMER MANUFACTURERS COULD RESULT IN DOWNWARD PRESSURE ON PRICES AND LOSS OF MARKET SHARE. WE MAY ALSO FACE COMPETITION FROM FOREIGN COMPANIES. The market for cast resin transformers in China is highly competitive and we expect competition to increase in the future. We believe that we primarily compete with several large transformer manufacturers as well as a number of small transformer manufacturers. Most of our competitors are government-owned entities. A number of our competitors have greater name recognition and more extensive engineering, manufacturing and marketing capabilities than we do. Our future success will largely depend on our marketing efforts and ability to expand production capacity. Although price has not historically been a major factor in competing against other cast resin transformer manufacturers, it does remain a factor in competing against oil-filled transformer manufacturers and other more traditional, less expensive transformer devices. Increased competition could result in price reductions or loss of market share, which would adversely affect our business, results of operations or financial condition. Foreign companies do not currently compete against us in the transformer market in China due to high production costs. There can be no assurance, however, that foreign manufacturers will not enter into such joint venture arrangements or establish such wholly foreign-owned enterprises, which would subject us to increased competition with foreign companies and adversely affect our operations. We believe that the principal competitive factors affecting the market in China include, in order of significance, product reputation, product performance and safety, product quality, marketing expertise and product price. There can be no assurance that we will be able to compete successfully in the future with existing or new competitors. Following entry into the WTO, we may have additional competitors, in China such as ABB, Siemens and Alstom.

         WE MAY FACE PRODUCT LIABILITY CLAIMS THAT COULD RESULT IN COSTLY LITIGATION AND DIVERT THE ATTENTION OF OUR MANAGEMENT. Our business exposes us to potential liability risks that are inherent in the manufacturing and marketing of potentially dangerous electrical equipment. We do not currently maintain product liability insurance in respect of our products, consistent with industry practice in China. There can be no assurance that a product liability claim would not adversely affect our business, operating results or financial condition.

         IF WE ARE UNABLE TO MAINTAIN OUR EXPERTISE IN MANUFACTURING PROCESSES AND IDENTIFY NEW TECHNOLOGIES AS THEY ARISE WE WILL BE UNABLE TO COMPETE SUCCESSFULLY. The electrical transformer industry may be subject to changing technology, evolving industry standards, emerging competition and innovative product introductions. Although we are not presently aware of a more advanced technology than we currently possess, there can be no assurance that we can successfully identify new technologies as they arise and develop and bring new products and services to the market in a timely manner or that products, services or technologies developed by others will not render our products, services or technologies noncompetitive, obsolete or less marketable.

         WE MAY BE SUBJECT TO INFRINGEMENT CLAIMS BY THIRD PARTIES THAT COULD SUBJECT US TO FINANCIAL LIABILITY OR LIMIT OUR PRODUCT OFFERINGS AND OUR COMPETITIVE POSITION COULD BE HARMED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY. We own the rights to the trademark "JST", which is registered with the Trademark Bureau of the State Administration of Industry and Commerce of China. We believe that this trademark has significant value and is important to our marketing and expansion efforts. However, with regard to our trademark, any other future trademarks or printed materials, we cannot be sure that any one or all of the following scenarios has not occurred or will not occur, any one of which could have a material adverse effect upon us:

         o we will not be able to register other names or service marks we may consider important;

         o our currently registered trademark, any future trademark or printed materials currently does or will violate the proprietary rights of others;

         o our trademarks would not be upheld by the Chinese government or its judicial system if challenged;

         o we will be prevented from using our trademarks or other printed materials; or due to the fact that enforcement of our proprietary rights or the defense against the proprietary claims of others could be extremely costly, we may not have the financial resources necessary to enforce or defend our trademarks.

         IF WE LOSE OUR KEY PERSONNEL, OUR ABILITY TO OPERATE OUR COMPANY AND OUR RESULTS OF OPERATIONS MAY SUFFER. Our success is largely dependent upon our ability to hire and retain additional marketing personnel. We employ highly qualified employees but competition for qualified personnel is intense, and there can be no assurance that we will be able to hire or retain additional qualified marketing personnel. Any inability to attract and retain qualified marketing personnel will have a material adverse effect on us.

         OUR GROWTH MAY BE SLOW IF THE DEMAND FOR ELECTRIC POWER IN CHINA DOES NOT CONTINUE. Demand for our products is linked closely to increased demand for electric power in China. While such demand has experienced tremendous growth over the past several years, there can be no assurance that such growth will continue. Any material decline in the use of electricity in China is likely to have an adverse impact on our business.

         BRITISH VIRGIN ISLANDS LAW IS LESS DEFINED THAN THE LAWS GOVERNING CORPORATIONS ORGANIZED IN THE UNITED STATES AND MAY PROVIDE LESS PROTECTION FOR SHAREHOLDERS. Our corporate affairs are governed by our Memorandum and Articles of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States. Further, the rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most United States jurisdictions. Thus, our public shareholders may have more difficulty in protecting their interests in the face of actions by our management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a United States jurisdiction.

         BRITISH VIRGIN ISLANDS LAW DOES NOT PROVIDE FOR DIRECTORS TO HAVE FIDUCIARY DUTIES TO THE CORPORATION AND ITS SHAREHOLDERS RATHER, A DIRECTOR'S LIABILITY IS GENERALLY LIMITED TO CASES OF WILLFUL MALFEASANCE IN THE PERFORMANCE OF A DIRECTOR'S DUTIES. Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders, which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the law protecting minority shareholders in United States jurisdictions. In addition, in most United States jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Under British Virgin Islands law, liability of a corporate director to the corporation is basically limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the corporation.

         DIRECTORS OF BRITISH VIRGIN ISLANDS COMPANIES MAY ACT WITHOUT SHAREHOLDER APPROVAL TO IMPLEMENT REORGANIZATIONS, CERTAIN MERGERS OR CONSOLIDATIONS, ASSET SALES OR TRANSFERS AND THE DISSOLUTION OF A COMPANY. The directors of a British Virgin Islands company, subject to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations, the sale, transfer, exchange or disposition of any assets, property, part of the business, or securities of the company, the winding-up or dissolution of the company, or any combination thereof, if they determine it is in the best interests of the company, its creditors, or its stockholders.

         BRITISH VIRGIN ISLANDS COURTS MAY NOT ENFORCE JUDGMENTS RENDERED BY UNITED STATES COURTS. There is doubt that the courts of the British Virgin Islands would enforce, either in an original action or an action for enforcement of judgments of United States courts liabilities which are predicated upon the securities laws of the United States.

         RISKS RELATED TO OUR CHINESE OPERATIONS

         WE MAY BE SUBJECT TO THE POLITICAL, ECONOMIC, LEGAL AND OTHER UNCERTAINTIES OF CHINA, WHICH IS A SOCIALIST STATE CONTROLLED BY THE COMMUNIST PARTY OF CHINA. China is a socialist state which, since 1949, has been controlled by the Communist Party of China. Changes in the top political leadership of the Chinese government may have a significant impact on policy and the political and economic environment in China. Furthermore, because economic reforms and growth in China have been more successful in some provinces than in others, the continuation or increase of these economic disparities could affect political or social stability.

         China is considered to be a high risk nation for business and investment in the Asian region. Although China recently has permitted greater provincial and local economic autonomy and private economic activity, the government of China has exercised and continues to exercise substantial control over virtually every aspect of the Chinese economy through regulation and state ownership. Therefore, government action in the future, including any decision by the Chinese government not to continue to support the economic reform program that it commenced in the late 1970's and the possible return of China to the more centrally-planned economy that existed prior to the economic reforms, could have a significant effect on economic conditions in China and on our operations. China's economic reform plan was designed to bring into China foreign investment capital and technological advancements. The result of these reforms has been a move towards a more mixed economy and away from a more centrally-planned economy. The process of shifting more of the responsibility for various aspects of economic enterprise to local management and regional authorities continues, even though the system of Chinese socialism still involves considerable influence by the central government in regard to the economic areas of production and marketing.

         Because we are a foreign company conducting our operations and owning assets primarily in China, our operations and assets are subject to the following uncertainties which affect companies operating in China:

         o        political,

         o        economic,

         o        legal, and

         o        other uncertainties.

         The economy of China differs from the economics of most countries belonging to the Organization for Economic Co-operation and Development ("OECD"), in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. China's economy is managed in part through a series of five-year economic and social development plans, each a "Five-Year Plan" formulated by the State Council and approved by the National People's Congress. Each Five-Year Plan sets overall agricultural, industrial, financial and other economic and social development targets. In implementing each Five-Year Plan, the State Planning Commission, a commission directly under the State Council, establishes annual production and development targets, formulates and supervises the implementation of annual plans designed to achieve those targets and approves major economic projects. Although the majority of productive assets in China are still owned by the Chinese Government, in the past several years the Chinese Government has implemented economic reform measures that emphasize decentralization, the utilization of market forces in the development of the Chinese economy and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual and we may not be able to capitalize on all such reforms. Further, there can be no assurance that the Chinese Government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investments in that country.

         Since 1978, the Chinese Government has been reforming its economic systems. Many of the reforms are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on our operations. Although reforms to China's economic system have not adversely impacted our operations in the past and are not expected to adversely impact our operations in the foreseeable future, there can be no assurance that the reforms to China's economic system will continue or that we will not be adversely affected by changes in the China's political, economic and social conditions and by changes in policies of the Chinese Government, such as changes in laws and regulations (or the interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad and reduction in tariff protection and other import restrictions. Our operating results may also be significantly affected by the inadequate development of an infrastructure and the potential unavailability of adequate power and water supplies, transportation, satisfactory roads and communications and raw materials and parts.

         The Chinese economy has experienced significant growth in recent years, but such growth has been uneven among various geographical regions and among various sectors of the economy. The Chinese Government has implemented various policies from time to time, such as during 1989 to 1991 and again commencing in 1993, to restrain the rate of such economic growth and control inflation and otherwise regulate economic expansion. Although we do not expect such policies to impact our operations, we might benefit from these types of policies or, on the other hand, more severe measures or other actions by the Chinese Government not currently expected could decrease demand for our products or otherwise significantly adversely affect our earnings.

         WE ARE SUBJECT TO GOVERNMENT REGULATION AND OUR OPERATING RESULTS COULD BE AFFECTED BY CHANGES IN THOSE REGULATIONS. Our operations and assets in China are subject to significant political uncertainty. Our business, results of operations and financial condition could be adversely affected by changes in policies by the Chinese government to any of the following:

         o        laws and regulations, or their interpretation and enforcement,

         o        confiscatory or increased taxation,

         o        restrictions on currency conversion and currency devaluations,

         o        imports, import duties and sources of supply, or

         o        the expropriation of private enterprise.

         Under its current governmental leadership, China has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. We can provide no assurance, however, that the Chinese government will continue to pursue these policies, that these policies will be successful if pursued or will not be significantly altered without notice, or that business operations would not become subject to the risk of nationalization, which could result in the total loss of investment in China. Under the Chinese government's program of privatizing many state owned enterprises, the Chinese government has attempted to increase its revenues by increased tax collection. If these efforts to increase tax revenues continue, we could incur increased taxation expenses which may impact our profitability. Economic development in China may be limited as well by the following:

         o governmental imposition of restrictive measures intended to reduce inflation, increase taxes or reform unprofitable state-owned enterprises,

         o        the inadequate development of the Chinese infrastructure,

         o the unavailability of adequate power, water supplies, raw materials and parts, and

         o        limited transportation and communications capabilities.

         The Chinese government regulates the import into China of various raw materials and also taxes the importation of some types of capital equipment, which may affect our operations. The approval of imports by the Chinese government is based to some extent on the lack of qualified domestically-produced products and also on its strategic plans for the development of local Chinese industries. We can provide no assurance that China's policies will continue to allow raw materials needed by operations to be imported into China or will not impose import fees, which may raise the cost of raw materials or capital equipment used in our operations. The imposition of any of these costs could have a material adverse effect on our business, results of operations and financial condition.

         CHINA'S ENTRANCE IN THE WORLD TRADE ORGANIZATION MAY RESULT IN INCREASED COMPETITION FROM INTERNATIONAL COMPANIES. At present, a significant portion of the economic activity in China is export-driven and, therefore, is affected by developments in the economies of China's principal trading partners, including the U.S.

         On November 11, 2001, China signed an agreement to become a member of the World Trade Organization (the "WTO"), the international body that sets most trade rules, further integrating China into the global economy and significantly reducing the barriers to international commerce. China's membership in the WTO became effective on December 11, 2001. China has agreed upon its accession to the WTO to reduce tariffs and non-tariff barriers, remove investment restrictions, provide trading and distribution rights for foreign firms and open various service sectors to foreign competition. China's accession to the WTO may favorably affect our business in that reduced market barriers and a more transparent investment environment will facilitate increased investment opportunities in China, while tariff rate reductions and other enhancements will enable us to develop better investment strategies and attract investment capital. In addition, the WTO's dispute settlement mechanism provides a credible and effective tool to enforce member's commercial rights. Also, with China's entry into the WTO, it is believed that the relevant laws on foreign investment in China will be amplified and will follow common practices.

         DESPITE CONTINUED ECONOMIC REFORMS, THE ECONOMIC CONDITIONS IN CHINA MAY ADVERSELY AFFECT OUR OPERATIONS. China has operated a centrally-planned economy since 1949. Since 1978, China has implemented a series of economic reform programs in an effort to revitalize its economy and improve living standards, including the implementation of policies designed to attract foreign investment and technology.

         China achieved an economic output of U.S. $1.23 trillion, export of U.S. $325.57 billion and import of U.S. $295.22billion in the year 2002. According to China's official statistics, China's economy grew by 8% in 2002 and it is expected to maintain a 7% growth in 2003. The global economic slowdown is having an impact on China. The consumer price index fell 0.8% in December 2002 compared with the same month the year before. The Chinese government continued to expand consumption as an important part of its proactive fiscal policy. Retail sales of consumer goods in China totaled 4.09 trillion

RMB(U.S.$494 billion), 8.8% over the figure for 2001. New growth areas emerged as the focus of consumer spending, including housing, communications, tourism, education and automobiles.

         China's industrial output grew by 12.6% in 2002 over the previous year to reach RMB 3.1 trillion (U.S. $380 billion), according to the National Bureau of Statistics. Seven industries including electronic and telecommunication products, transportation equipment manufacturing, chemical products, fabric and textile, machinery and metallurgical sectors, constituted 58.8% of the industrial growth as a whole.

         DESPITE RECENT REFORMS, WE MAY BE ADVERSELY AFFECTED BY CHINA'S UNSOPHISTICATED LEGAL SYSTEM AND IT MAY BE DIFFICULT TO OBTAIN ENFORCEMENT OF OUR LEGAL RIGHTS UNDER CHINESE LAW. China's legal system is a civil law system, which is based on written statutes with decided legal cases having little precedential value. China does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion in individual cases. As legal systems in China develop, we, like other foreign business entities, may be adversely affected by new laws, changes to existing laws (or new interpretations of the laws) and preemption of provincial or local laws by national laws. In addition, in circumstances where adequate laws do exist, it still may not be possible for us to obtain swift and equitable enforcement of those legal rights under Chinese law.

         OUR FACILITIES ARE SUBJECT TO CHINESE ENVIRONMENTAL REGULATIONS THAT EXPOSES US TO POTENTIAL FINANCIAL LIABILITY. Environmental protection in China is regulated in accordance with the Environmental Protection Law of the People's Republic of China, which became effective on December 26, 1989. This law sets national standards for environmental quality and monitoring as well as for the utilization of natural resources and the reduction of pollution. As a manufacturer, we are subject to annual inspections. We have passed our most recent inspection and believe that we are in material compliance with applicable environmental laws. We have, however, in September 2000, obtained ISO 14001 certification from the Environmental Management Certification Center for the Machinery Industry.

         THE RECENT OUTBREAK OF SEVERE ACUTE RESPIRATORY SYNDROME IN CHINA MAY ADVERSELY AFFECT OUR REVENUES. There has been a recent outbreak of severe acute respiratory syndrome ("SARS") in China, however, there has been no documented SARS case in the island of Haikuo where our operations are located. To date, we are not aware of any of our employees having contracted this illness and have had no plant shutdowns due to workers being suspected of infection with SARS. For the personal safety of our employees, we have directed our employees to minimize business travel and we have distributed respiratory masks to our sales employees who are located in mainland China. We will continue to monitor the possible implications of the SARS outbreak as it appears to be slowing overall business activities, which could impact our future revenues.

         THE EXPANSION OF OUR OPERATIONS INTERNATIONALLY MAY BE ADVERSELY AFFECTED BY CHINESE ECONOMIC, POLITICAL, LEGAL AND OTHER UNCERTAINTIES. Although we sell products to customers based principally in China, we are doing business in the U.S. and seek to do business in other countries as well. In the future, our international operations and sales may be affected by the following risks, which may adversely affect Chinese companies doing business internationally:

         o        political and economic risks, including political instability,

         o        currency controls and exchange rate fluctuations,

         o changes in import/export regulations, tariff and freight rates, and

         o various forms of protectionist trade legislation which currently exist, or have been proposed, in some foreign countries.

         WE RECEIVE OUR REVENUES IN RENMINBI, WHICH EXPERIENCES VOLATILITY AND DEVALUATION IN THE EXCHANGE RATE TO UNITED STATES DOLLARS AND MAY ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE. We receive almost all of our revenues in Renminbi, which is not freely convertible into foreign exchange. However, we require foreign currency to meet foreign currency obligations, such as for future purchases of certain equipment and raw materials. The Chinese government imposes control over our foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign imports. Effective January 1, 1994, pursuant to the Notice of the People's Bank of China Concerning Further Reform of the Foreign Currency Control System ("PBOC Notice"), the conversion of Renminbi into Hong Kong and United States dollars must be based on rates set by the PBOC, which rates are set daily based on the previous day's Chinese interbank foreign exchange market rate with reference to current exchange rates on the world financial markets, or the "PBOC Rate". Effective as of December 1, 1996, Renminbi has become fully convertible for all current account transactions. Foreign exchange, which is required for current account transactions, can be bought freely at authorized Chinese banks so long as the procedural requirements prescribed by law are met. Payment of dividends to foreign investors holding equity interests in Chinese companies, including Foreign Investment Enterprises, is considered a current account transaction. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks. Purchase of foreign exchange for capital account transactions still requires prior approval of the State Administration for Foreign Exchange. During the last five years, the value of the Renminbi generally has experienced volatility in the exchange rate of Renminbi to United States dollars, and there was a significant devaluation in the exchange rate of January 1, 1994, in connection with the abolition of the official exchange rate and implementation of the new unitary rate exchange system. Although the Renminbi / United States dollar exchange rate has been relatively stable since January 1, 1994, there can be no assurance that the exchange rate will not again become volatile or that the Renminbi will not devalue further against the United States dollar. Exchange rate fluctuations may adversely affect our financial performance because of our foreign currency denominated liabilities and may materially adversely affect the value, translated or converted as applicable into United States dollars, of our net fixed assets, our earnings and our declared dividends. We currently do not engage in any hedging activities in order to minimize the effect of exchange rate risks.


ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT
-----------------------

         Jinpan International Limited was incorporated as an International Business Company under the laws of the British Virgin Islands on April 3, 1997. We own 85% of Hainan Jinpan Special Transformer Works ("Hainan Jinpan"). Our principal executive offices are located at c/o Hainan Jinpan Special Transformer Works, Section D-2, No. 100 Industry Avenue, Jinpan Development Area, Haikou, Hainan China.

         Hainan Jinpan was established in June 1997 as a Sino-foreign cooperative joint venture between Haikou Jinpan and Jinpan International. It is located in Hainan Province in southern China and is principally involved in the design, manufacture and sale of cast resin transformers. Until June 30, 1997, Hainan Jinpan's operations were wholly-owned and conducted by Haikou Jinpan, which has, since its establishment in August 1993, sold in excess of 7,226 cast resin transformers in China and has produced aggregate revenues of approximately RMB 887.22 million (U.S.$107.18 million) as of December 31, 2002. Pursuant to the terms of the joint venture contract between Haikou Jinpan and Jinpan International, Haikou Jinpan received a 15% equity interest in Hainan Jinpan in exchange for the capital contribution of its building, equipment and other production and related facilities, while we received an 85% equity interest in Hainan Jinpan in return for our commitment to contribute capital of U.S.$2.1 million. Hainan Jinpan has purchased all remaining assets and liabilities of Haikou Jinpan in exchange for U.S.$2.1 million.

BUSINESS OVERVIEW
-----------------

         GENERAL OVERVIEW

         Through our joint venture interest in Hainan Jinpan, we design, manufacture and sell cast resin transformers for voltage distribution equipment in China. Our cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. We are one of the largest manufacturers and distributors of cast resin transformers in China, using the aggregate capacity of the transformers as measured in kilovolt-amperes ("KVA") as a basis for comparison. In 2002, Hainan Jinpan had total sales of RMB229.3 million (U.S.$27.7 million) based upon sales of our transformers having a total capacity of 1.37 million KVA. Hainan Jinpan obtained an ISO9001 certification of its cast resin transformers in April 1997, which has been renewed for an additional period of three years expiring in 2003. Hainan Jinpan also gained an ISO14001 certification from the Environmental Management Certification Center for the Machinery Industry in September 2000, making it one of only a few Chinese transformer manufacturers to have been so certified by the International Standardizing Organization. Equipment manufactured by Hainan Jinpan has gone through complete type testing and has been certified by KEMA High Power Laboratory in September 1999. In addition, Hainan Jinpan's transformers have been certified by the Chinese Ministry of Machinery and Ministry of Electric Power, indicating that Hainan Jinpan has satisfied the required national standards related to its:

         o        product quality;

         o        manufacturing process;

         o        equipment; and

         o        personnel.

         We have begun the process of obtaining our core and coil "UL" certification. Such certification requires compliance with UL's Standards for Safety. Product samples are tested and evaluated to applicable safety requirements. UL Standards for Safety provide for certain technical requirements, which products must meet in order to become eligible to bear a UL mark. Once a product meets these requirements, authorization is given by UL to apply the appropriate UL mark to the products.

         Our cast resin transformers are used to distribute electricity from the end of electric transmission lines to points of electricity usage within various types of facilities, including residential, commercial, industrial and some other types of facilities. In order to more efficiently transmit electricity over long distances, electrical voltage is typically increased or "stepped up" by a power generating facility. Our cast resin transformers "step down" or decrease voltage to a level that can be generally used. Most step down transformers in China use oil to disperse the heat created when high voltage is transformed to low voltage.

Although oil-filled transformers are effective and less expensive to purchase, relative to some other types of transformers, oil-filled transformers require maintenance, produce leakage and pollution and experience a higher incidence of combustion than do, for example, the cast resin transformers that we produce. We believe that problems associated with oil-filled transformers have resulted in demand for safer and more efficient alternatives like our cast resin transformers, especially in urban areas.

         We manufacture three main types of cast resin transformers, which are distinguished by their insulation systems. The insulation systems used are: 155 degree Celsius {Class "F" per IEC60076 (International Electrotechnical Commission) for the Chinese market} and 150 and 185 degree Celsius per ANSI (American National Standard Institute), IEEE (Institute of Electrical and Electronics Engineers) & NEMA (National Electrical Manufacturers Associations) standards for the U.S. and North American markets. In some transformers the high and low voltage coils are cast in epoxy resin under vacuum conditions. In others, the high voltage coils are cast in epoxy resin under vacuum conditions and the low voltage coils are encapsulated. Since our coils are either cast or encapsulated, they can use ambient air to cool the transformers instead of requiring a liquid, like oil, to absorb the heat produced. The Chinese Ministry of Machinery has published guidelines requiring, to the extent possible, the use of cast resin transformers in buildings containing transformers and in factories, which are subject to a high risk of fire.

    OUR ELECTRIC TRANSFORMING PRODUCTS

         We manufacture and sell primarily three types of cast resin transformers. For the Chinese market we make 155 degree Celsius insulation (class F and class H). We manufacture and sell 14 standard sizes of transformers with KVA capacities ranging between 160 to 3150 KVA. For transformers with KVA of 400 and under, the high and low voltage coils are cast in epoxy resin under vacuum condition. Above 400 KVA the high voltage are cast in epoxy resin under vacuum conditions and the low voltage are encapsulated. For the U.S. and North American markets we use two temperature systems: 150 degree Celsius and 185 degree Celsius per ANSI, IEEE & NEMA standards . For each insulation system we manufacture 9 standard sizes with KVA capacities ranging from 300 KVA to 3750 KVA. Our current maximum transformer KVA range both for the Chinese and the U.S. and North American markets is 16,000KVA.

         In the event that none of our standard size cast resin transformers meets a customer's requirements or a customer seeks to purchase a transformer with a capacity in excess of the maximum KVA capacities of our transformers, we offer design engineering services which enable us to manufacture a custom made transformer to fulfill a customer's particular needs. In order to customize our transformers, we employ seventeen (17) design engineers who utilize 3D design system, Mechanic Desk Top software ("MDT") to design custom made transformers. For example, our engineers designed and we installed a custom made transformer with a capacity of 10,000 KVA for use in the Beijing subway system. The pricing of our transformers is based upon capacity as measured in KVA. The price of our transformers is typically increased by an additional 5% in the event that any design engineering services are performed, regardless of the extent of services performed.

         We believe that the main advantages of our cast resin transformers as compared to other electric transformers are that ours:

         o        are manufactured with fire resistant components;

         o do not use a potentially environmentally harmful cooling liquid that may leak;

         o produce less power or energy loss than other available transformers;

         o        require little maintenance;

         o        are resistant to short circuit shocks;

         o        have greater emergency overload capability;

         o        have greater reliability; and

         o have smaller dimensions and are less noisy than other transformers.

         How electricity transformers generally work. Transformers are used to step up and step down voltages to transport electric energy over long distances. A large transformer is commonly used at a generating facility to increase voltage and decrease current needs in order to transport electric energy across transmission lines. At the point the electric energy reaches the end user, a step down transformer is required to reduce voltage and increase current for general use. The process of transforming high voltage to low voltage results in some energy loss which produces heat. Therefore, electric transformers used to step down voltages, like our cast resin transformers, must contain an effective cooling system. Oil-filled transformers, which are widely used in China, circulate oil through their coils to help disperse the heat to the surrounding environment. Although oil-filled transformers are less expensive to purchase than other types of transformers, including cast resin transformers, and work effectively, the oil-filled transformers have the following problems, including:

         o        the need for periodic maintenance;

         o        the risk of combustion or explosion; and

         o the possibility of leakage, which creates potential environmental problems.

         In light of these problems with oil-filled transformers, other types of transformers, including cast resin transformers, have been increasingly used in China.

         How cast resin transformers generally work. Cast resin transformers were developed in Germany in the 1960s as an alternative to oil-filled transformers. In contrast to oil-filled transformers, which have their coils immersed in oil to absorb and disperse heat, coils in a cast resin transformer are coated with a dry epoxy resin which is able to withstand temperatures as high as 155 degrees Celsius. This dry epoxy resin coating serves as the insulation medium between coils. To ensure effective insulation, appropriate precautions must be maintained to ensure that any moisture or condensation has been removed when the epoxy resin is cast. Rather than requiring a liquid like oil to absorb the heat produced, cast resin transformers release the heat produced into the ambient air in the form of hot air.

BUSINESS STRATEGY

         Our current business strategy is to continue strengthening our position as one of the leading manufacturers of cast resin transformers in China by implementing the following measures:

         Develop new products

         Over the past 3 years, our engineers at Hainan Jinpan have been developing a filled resin cast coil transformer, which requires highly advanced production technology. Compared to other types of cast coil transformers, this new product has superior performance in terms of heat dissipation , resistance to fire,lower loss and lower temperature rise. In August 2002, the SCB10 H serial filled transformer with "H Grade" insulation degree passed the test by Shenyang Transformer Institute, which is a national test center on transformer quality, and the certificate will be issued in 2003. In 2003, we will continue committing to develop and improve the SCB10 H serial filled transformer for serving the Chinese and the U.S. markets. We believe these new products will greatly enhance our competitiveness in China and abroad. We started the unit substation business in 1999 and now it has matured. Unit substation is a kind of whole set power substation equipment composed of HV switchgear, transformer, LV switchgear, power measure and power factor compensation device and interconnected with cable or generatrix. Unit substation is especially applicable to construction and reconstruction of the city power network with its advantages in smaller dimension, improving power supply quality, lower loss, flexible installation location, easy installation and safe operation.

         Further strengthen and expand the Chinese and U.S. markets; targeting advanced markets

         Our 20 sales offices and 22 independent sales agents covering all major provinces and industrial cities throughout China help us consolidate our leading position in the cast coil transformer industry in China.

         We have carried out many effective measures to further develop and strengthen our existing sales network in China and the U.S., including formulating sales policies adapted to the different market environments, employing consultants familiar with the U.S. market, regularly conducting senior sales meetings and adjusting the sales strategies to market conditions. In 2002, there was a breakthrough in our unit substation business as the market is being opened up gradually. We now sell the majority of our unit substations in Beijing, Wuhan, Xiamen, Nanjing and the southwest of China. Our ability to design unit substations according to specifically meet our customers' needs will earn us a broader market. We have completed a new brochure so that our customers' may better understand this product. In 2001, we commenced an assembly and service operation in the U.S. for direct sales and service to U.S. customers. The initial location in Vermont was closed in 2002 and we intend to perform the function of this operation in another location within the eastern seaboard of the U.S. This is in addition to continuing to strengthen our relationship with partners who purchase our cores and coils for their transformer production and sales.

         We are adopting measures in order to increase our U.S. sales volume, gain access to a new line of customers, including efforts to obtain UL certification needed for serving customers who require such certification. We have taken steps to broaden U.S. industry recognition by promoting superior product quality, competitive prices and service. We are continuing to develop our marketing strategies to leverage customer access to our products through the worldwide web. Our web site, jstusa.net, provides in depth perspective on our company and products, and makes it possible for customers to download our U.S. market brochure. We displayed our transformers at major U.S. industry shows in 2001 and 2002 and will continue to do so in the future.

         We continue working on becoming a major player in the large original equipment manufacturer market ("OEM"). UL certification will enhance the attractiveness of our products to this market.

         Focus efforts on ensuring competitive standards

         We continue to focus our attention on ensuring competitive delivery response. Our engineers in the U.S. office and Haikou Headquarters work closely to ensure fast delivery of core and coils from Haikou.

         BACKGROUND INFORMATION RELATING TO THE ELECTRIC TRANSFORMER INDUSTRY IN CHINA

         From 1998 to 2002 the GDP of China grew 38.2% as adjusted for inflation, which represented an average annual rate of increase of 7.64%. During the same period in China, annual urban household per capita income increased 41.9% as adjusted for inflation, which represented an average annual rate of increase of 8.38%. The electricity production of China increased 41.7%, which represents an average annual increase of 8.34%. In 2001, China ranked second worldwide with the total electricity output amounting 1478 billion KWH. We believe that the fast growing Chinese economy has been the main reason for the significant increase in demand for many consumer products requiring electric power for their operations. Furthermore, China's major cities, such as Beijing, Shanghai and Guangzhou, have been requiring a greater capacity to provide electrical power than in the past because of the significant population increases in the major cities caused by the large influx of rural migrants in recent years.

         According to the Chinese Association of Transformers, production and sales of cast resin transformers in China have increased significantly since 1991. In 1991, the aggregate production output of installed cast resin transformers was .43 million KVA. Since 1993, installations of cast resin transformers have risen dramatically as shown in the table below:

        Total KVA Capacity of Cast
        Year (in millions)                 Resin Transformers Installed
        ------------------                 ----------------------------

        1993                                 2.64
        1994                                 3.97
        1995                                 6.19
        1996                                 6.48
        1997                                 6.14
        1998                                 8.76
        1999                                 9.88
        2000                                11.98
        2001                                14.40
        2002                                15.78

          From 1998 through 2002, the production and sales of cast resin transformers in China was 60.8 million KVA, translating to an average production and sales per year of 12.16 million KVA, which is an increase of 12.7% per year in transformers sales in China. According to the power supply part of the Chinese government's Five Year Plan, as modified, from 2003 to 2005, the power generating capacity in China should be increased by 25 million KW per year and should amount to 430 million KW by 2005. Market demands for transformers is closely related to power generating equipment and, calculating in the proportion of 1:11, there should be a transformer demand of 27.5 million KVA by 2005. The Chinese government's Five Year Plan also calls for environmental protection and energy saving, which are advantages of our cast resin transformer. In 2002, the integrated profit index of Jinpan ranked third among the transformer industry of China, and now we are committing to improving our core competitiveness by reducing costs and perfecting our enterprise culture.

         The table below sets forth our consolidated sales, by geographic region, for the years ended December 31, 2000, 2001 and 2002:

                                                   YEAR ENDED DECEMBER 31,
                                                   -----------------------
                                            2000            2001            2002
                                            ----            ----            ----
                                                 (U.S. DOLLARS IN MILLIONS)
Beijing                                5.9             5.7             5.9
Guangdong                              3.6             3.9             4.9
Wuhan                                  1.4             1.5             1.7
Chongqing                              1.3             --              0.4
Yunnan, Guizhou                        1.2             --              1.0
Chengdu                                --              1.3             1.8
Dongbei                                --              2.2             3.0
Other                                  3.7             7.7             9.0

                                       -----------------------------------------
                               Total:  17.1            22.3            27.7

         THE RAW MATERIALS USED IN OUR CAST RESIN TRANSFORMERS AND THEIR SOURCES OF SUPPLY

         The principal raw materials we require for our business are cast resin used to coat the copper coils of our transformers, silicon steel, which comprises the cores of our transformers and copper foil for our copper foil windings. We obtain all of our requirements of cast resin from Bakelite, a German corporation, silicon steel from Nippon Steel, Kawasaki Steel, both Japanese companies and UGO, a European company, and copper foil from Mansfelder Kupfer and Messign GmbH and KM Europe Metals, both German companies and from Luoyang Copper (Group) Co. Ltd. in China.

         Other raw materials we require to produce our products include copper wire, glass fiber and quartz powder. We maintain at least two suppliers for each of our major raw materials other than cast resin in order for us to enhance our ability to obtain an adequate supply of high quality, competitively-priced raw materials. We purchase copper wire, glass fiber and quartz powder from local suppliers in nearby regions and believe that these materials are readily available.

         OUR SALES AND MARKETING NETWORK

         We sell our cast resin transformers through our sales network, which consists of the use of twenty regional sales offices in various cities in China, including Beijing, Shanghai and Chongqing. We employ 38 sales representatives, 24 of whom are based in our regional sales offices,14 are based at our headquarters in Haikou. All of our sales representatives are salaried employees. We also sell our products through 22 independent sales agents who receive commissions based on sales. We sell the majority of our transformers in Beijing, Guangdong, Chengdu and the northeast of China.

         OUR SIGNIFICANT CUSTOMERS

         Sales to our five largest customers aggregated approximately 17%, 15% and 14.9% of our total sales during the fiscal years ended December 31, 2000, 2001 and 2002, respectively, and sales to our largest customer for those same periods accounted for approximately 5%, 5% and 4%, respectively, of our total sales. There can be no assurance that any of our principal customers will maintain their volume of business with us or that a similar volume of business would be forthcoming from new or existing customers to replace any lost business. The loss of one or more of these existing principal customers without replacement by a customer of similar volume could have a material adverse effect on our business and financial condition.

         OUR TRADEMARK, "JST"

         We own the rights to the trademark "JST", which is registered with the Trademark Bureau of the State Administration of Industry and Commerce of China. We believe that this trademark has significant value and is important to our marketing and expansion efforts. However, in regard to our trademark, any other future trademarks or printed materials, we cannot be sure that any one or all of the following scenarios has not occurred or will not occur, any one of which could have a material adverse effect upon us: o we will not be able to register other names or service marks we may consider important;

         o our currently registered trademark, any future trademark or printed materials currently does or will violate the proprietary rights of others;

         o our trademarks would not be upheld by the Chinese government or its judicial system if challenged;

         o we will be prevented from using our trademarks or other printed materials; or

         o due to the fact that enforcement of our proprietary rights or the defense against the proprietary claims of others could be extremely costly, we may not have the financial resources necessary to enforce or defend our trademarks.

         HOW OUR CAST RESIN TRANSFORMERS ARE MANUFACTURED

         The essential components of our cast resin transformers are their windings and cores. Under our current manufacturing process, we use nine copper coil winding machines to wind copper wire into the high and low voltage coils contained in our traditional and copper foil cast resin transformers and one copper foil winding machine to produce the low voltage copper foil coils used in our copper foil cast resin transformers. Our copper coils are insulated with fiberglass mats or quartz powder and are then cast with an epoxy resin in an automated vacuum casting machine to provide further insulation. The vacuum casting machine removes all moisture and condensation between the copper wire and the resin coating. We implement such procedures to ensure that our copper coils are properly insulated for safety. We use the materials described above so that none of our windings crack when heat is produced in the transformer since the expansion coefficient of copper is similar to the expansion coefficient of epoxy resin and fiberglass.

         The high and low voltage windings are then wrapped around a silicon steel core. The core is composed of several rolls of silicon steel, which have been cut on an automated steel cutting machine. The rolls of silicon steel are assembled and stacked by one of our two assembly table machines to form the core of a transformer. As one of the most important components of a transformer, the core is used as a transforming medium of electric energy during the transforming process. Our use of high quality material, advanced cutting machines and the design of our products, have resulted in efficiently minimizing the energy loss and noise produced during the operation of the transformer. We test and inspect our transformers in accordance with Chinese national standards and will not deliver a transformer to a customer unless each required test has been passed. The standard testing procedure is comprised of the following 12 procedures:

         o        measurement of winding resistance;

         o        measurement of voltage ratio;

         o        measurement of impedance voltage;

         o        measurement of current;

         o        source voltage withstand test;

         o        induced overvoltage withstand test;

         o        measurement of winding insulation resistance;

         o        measurement of partial discharge;

         o        lightning impulse test;

         o        temperature raise test;

         o        measurement of sound level; and

         o        short-circuit test.

         OUR COMPETITORS IN THE ELECTRIC TRANSFORMER BUSINESS

         We believe that there are in excess of 40 manufacturers of cast resin transformers in China, most of which are small scale manufacturers. We primarily compete in the cast resin transformer market with two large transformer manufacturers but also with a large number of small transformer manufacturers. Most of our competitors are government-owned entities. We believe that in 2002, only 11 Chinese cast resin transformer manufacturers had an annual electricity production in excess of 300,000 KVA per year.

         Although a few of our competitors entered the transformer market earlier and have achieved greater product recognition than we did and have, we believe that our growing name recognition, the quality and efficiency of how we manufacture our products allow us to compete with our competitors. We believe that we operate more efficiently than our government-owned competitors because, as a non-government-owned company, Hainan Jinpan's operations are not subject to the time-consuming governmental approvals and regulatory processes to the same extent as are government-owned entities. We believe that these factors in particular result in lower production costs and greater flexibility. Furthermore, since none of our transformers have been returned to us or, to our knowledge, have been the cause of an accident, we believe that our competitors do not manufacture a transformer that is safer or of a higher quality than the transformers we manufacture.

         In addition, we believe that foreign cast resin transformer manufacturers presently do not pose a significant competitive threat to us because of their relatively high production costs. There can be no assurance that entry into the WTO and the consequent reduction of tariff imports will not increase competition or that foreign manufacturers, many of which have greater financial, personnel, technical and other resources than we have, will not enter into meaningful joint venture arrangements or establish wholly foreign-owned enterprises to manufacture transformers within China, either of which scenario could have an adverse effect upon our business.

         GOVERNMENT REGULATION

         General conditions in China. China is a socialist state which, since 1949, has been controlled by the Communist Party of China. Changes in the top political leadership of the Chinese government may have a significant impact on policy and the political and economic environment in China. Furthermore, because economic reforms and growth in China have been more successful in some provinces than in others, the continuation or increase of these economic disparities could affect political or social stability.

         China is considered to be a high risk nation for business and investment in the Asian region. Although China recently has permitted greater provincial and local economic autonomy and private economic activity, the government of China has exercised and continues to exercise substantial control over virtually every aspect of the Chinese economy through regulation and state ownership. Therefore, government action in the future, including any decision by the Chinese government not to continue to support the economic reform program that it commenced in the late 1970's and the possible return of China to the more centrally-planned economy that existed prior to the economic reforms, could have a significant effect on economic conditions in China and on our operations. China's economic reform plan was designed to bring into China foreign investment capital and technological advancements. The result of these reforms has been a move towards a more mixed economy and away from a more centrally-planned economy. The process of shifting more of the responsibility for various aspects of economic enterprise to local management and regional authorities continues, even though the system of Chinese socialism still involves considerable influence by the central government in regard to the economic areas of production and marketing.

         Because we are a foreign company conducting our operations and owning assets primarily in China, our operations and assets are subject to the following uncertainties which affect companies operating in China:

         o        political,

         o        economic,

         o        legal, and

         o        other uncertainties.

         Government regulation in China. Our operations and assets in China are subject to significant political uncertainty. Our business, results of operations and financial condition could be adversely affected by changes in policies by the Chinese government to any of the following:

         o        laws and regulations, or their interpretation and enforcement,

         o        confiscatory or increased taxation,

         o        restrictions on currency conversion and currency devaluations,

         o        imports, import duties and sources of supply, or

         o        the expropriation of private enterprise.

         Under its current governmental leadership, China has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. We can provide no assurance, however, that the Chinese government will continue to pursue these policies, that these policies will be successful if pursued or will not be significantly altered without notice, or that business operations would not become subject to the risk of nationalization, which could result in the total loss of investment in China. Under the Chinese government's program of privatizing many state owned enterprises, the Chinese government has attempted to increase its revenues by increased tax collection. If these efforts to increase tax revenues continue, we could incur increased taxation expenses which may impact our profitability. Economic development in China may be limited as well by the following:

         o governmental imposition of restrictive measures intended to reduce inflation, increase taxes or reform unprofitable state-owned enterprises,

         o        the inadequate development of the Chinese infrastructure,

         o the unavailability of adequate power, water supplies, raw materials and parts, and

         o        limited transportation and communications capabilities.

         The Chinese government regulates the import into China of various raw materials and also taxes the importation of some types of capital equipment, which may affect our operations. The approval of imports by the Chinese government is based to some extent on the lack of qualified domestically-produced products and also on its strategic plans for the development of local Chinese industries. We can provide no assurance that China's policies will continue to allow raw materials needed by operations to be imported into China or will not impose import fees which may raise the cost of raw materials or capital equipment used in our operations. The imposition of any of these costs could have a material adverse effect on our business, results of operations and financial condition.

         International trade in China. At present, a significant portion of the economic activity in China is export-driven and, therefore, is affected by developments in the economies of China's principal trading partners, including the U.S.

         China's entrance into the WTO on December 11, 2001 will result in important development opportunities for its economic construction as well as many challenges. The "Most Favored Nation" status and the national treatment that China will gain from other WTO members will be helpful in increasing the country's export volume. China's State Council announced that from the beginning of January 1, 2002, the tariff decreased to 12% from 15.3% and it will be reduced further to a level of 10% in 2005. This tariff reduction will allow more foreign goods into the domestic market at lower prices and may put pressure on China enterprises. China's machinery industry is expected to be impacted by China's entrance into the WTO.

         China will become more involved in international economic cooperation and competition. The transitional period for China after in enters the WTO is expected to last three to five years. China will gradually open up a wide range of sectors such as financial services, insurance, telecommunications, trade, commerce, transportation, construction, tourism and intermediary services. In accordance with the WTO agreement, China will work to adopt transparent and equitable trade and investment policies, continue to improve the investment and business conditions, encourage fair competition, accord national treatment where needed and further strengthen the protecting of intellectual property rights and all the legitimate rights and interests of overseas investors. The central government is speeding up the drafting of amendments and the abolishment of obsolete laws, rules and regulations in line with China's WTO commitment.

         According to the General Administration of Customs ("GAC"), China had a trade surplus of U.S. $30.35 billion in 2002. The total volume of foreign trade amounted to U.S. $620.79 billion, an increase of 22% compared with the previous year. Total exports increased by 22.3% to U.S. $325.57 billion and imports grew by 21.2% to U.S. $295.22 billion. Machinery and electronic products led the growth in exports. Imports and exports of collectively owned and private companies, which have been able to trade overseas after China's entry to the WTO in 2001, increased 57.1% to U.S. $ 53.22 billion. China's foreign trade with Japan, its largest trading partner, reached U.S. $101.91 billion in 2002. The United States and European Union ranked second and third in terms of total trade with China, exporting and importing U.S. $97.18 billion and U.S. $ 86.76 billion, respectively.

         Foreign direct investment in China during the year 2002 amounted to U.S.$52.7 billion, 12.5% greater than in 2001, as approximately 400 of the world's top 500 businesses commenced operations in China in 2001.

         According to Chinese customs statistics released on May 12, 2003, the total volume of foreign trade for the first 4 months of 2003 amounted to US $243.96 billion, an increase of 39.8% compared with the same period of 2002. Exports increased 33.5% to US $122.03 billion and imports increased 46.8% to US $121.93 billion. Between January and April 2003, China's foreign trade with Japan and the United States reached US $40.28 billion, an increase of 36.4% and US$36.26 billion, an increase of 35.5%, respectively. The growth rate of total trade volume for the European Union, ASEAN and South Korea collectively totaled 40% during the same period. The impact of SARS's on China's foreign trade will likely be seen in the second and third quarters and China's foreign trade this year may decrease an estimated US$7 billion, or 0.5% of GDP, according to experts.

         According to the statistics of Ministry of Commerce in China, released on May 13,2003, from January to April 2003 overseas investments worth US$17.823 billion flowed into China, an increase of 51.03% from last year. During the same period, the government approved 12,198 foreign-funded companies, an increase of 34.19% from the same period last year. Contractual foreign investment totaled U.S. $30.53 billion.
         While China's entry into the WTO and related relaxation of trade restrictions may lead to increased foreign investment, it may also lead to increased competition in China's markets from international companies.

         ECONOMIC CONDITIONS IN CHINA AND HOW THEY AFFECT US. China achieved an economic output of U.S. $1.23 trillion, exports of U.S. $325.57 billion and import of U.S. $295.22 billion in the year 2002. According to China's official statistics, China's economy grew by 8% in 2002 and it is expected to maintain a 7% growth in 2003. The global economic slowdown is having an impact on China. The consumer price index fell 0.8% in December 2002 compared with the same month the year before. The Chinese government continued to expand consumption as an important part of its proactive fiscal policy. Retail sales of consumer goods in China totaled 4.09 trillion RMB (U.S.$494 billion), 8.8% over the figure for 2001. New growth areas emerged as the focus of consumer spending, including housing, communications, tourism, education and automobiles.

         China's industrial output grew by 12.6% over the previous year to reach RMB3.1 trillion (U.S. $380 billion), according to the National Bureau of Statistics. Seven industries including electronic and telecommunication products, transportation equipment manufacturing, chemical products, fabric and textiles, machinery and metallurgical sectors, made up 58.8% of the industrial growth as a whole.

         China's Corporate Income Tax. The income tax rate for domestic companies in China is 33% while it is 17% for foreign funded companies. This differing treatment is unfair to Chinese enterprises due in part to China's entry into the WTO. China is therefore considering implementing a unified income tax policy to end tax favors that foreign-funded companies currently enjoy, in order to create an equally competitive environment for foreign and domestic companies. The possible income tax rate may be set around 25%.

         China's legal system and how it affects us. China's legal system is a civil law system which is based on written statutes with decided legal cases having little precedential value. China does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion in individual cases. As legal systems in China develop, we, like other foreign business entities, may be adversely affected by new laws, changes to existing laws (or new interpretations of the laws) and preemption of provincial or local laws by national laws. In addition, in circumstances where adequate laws do exist, it still may not be possible for us to obtain swift and equitable enforcement of those legal rights under Chinese law.

         China's environmental law and how it affects us. Environmental protection in China is regulated in accordance with the Environmental Protection Law of the People's Republic of China, which became effective on December 26, 1989. This law sets national standards for environmental quality and monitoring as well as for the utilization of natural resources and the reduction of pollution. As a manufacturer, we are subject to annual inspections. We have passed our most recent inspection and believe that we are in material compliance with applicable environmental laws.

PROPERTY, PLANTS AND EQUIPMENT
------------------------------

         Our production facilities are located in Haikou City, Hainan Province in southern China. We operate six Chinese-made copper coil winding machines, one German-made low voltage copper foil winding machine, two German-made high voltage winding machines, one German-made steel cutting machine, which was recently acquired to upgrade our older steel cutting machine, German-made assembly table machines and one German-made vacuum casting machine. In February 2001, Hainan Jinpan purchased a new German-made vacuum casting machine. Whereas in the past coils were cast with epoxy under vacuum conditions, the use of new machine allows for coils to be cast with a mixture of epoxy and quartz powder under vacuum conditions. This machine is being used for the production of new products such as the filled resin cast coil transformers. We believe that the vacuum casting machine, represents one of the most technologically advanced machines of its kind currently in operation in China. Our belief is based on a comparison of the attributes of its casting system manufactured by Hubers against those of another vacuum casting machine manufactured by Hedrich Vacuum Systems Gmbh, which we believe to be widely used in China. Using the equipment we currently use and maintain, our annual production capacity is approximately
1.8 million KVA per year. Increasing our plant utilization rate does not differ with respect to the different areas of our manufacturing process. The coil winding machines, copper foil winding machine, steel cutting machine and vacuum casting machine are all fully utilized.

         We believe that our facilities, including our machinery and equipment, currently are, and in the foreseeable future will be, generally in good condition, well-maintained and suitable for their intended uses. We also believe that our product assembly and sales and service facilities have adequate capacity to accommodate our present needs and foreseeable business growth.

         Our principal properties are described below.

         Our headquarters and administrative and manufacturing facilities are located at 100 D-2 Industry Avenue, Haikou, Hainan Province, China, and encompass approximately 3976 square meters. The premises were previously purchased by Haikou Jinpan and were contributed to Hainan Jinpan. Our warehouse is located at 168 Industry Avenue, No. 6 Factory Building, West F District, Haikou Bonded Zone, Haikou, Hainan Province, China. The premise encompasses approximately 3906 square meters and is subject to a lease, which expires in February 2007. This lease provides for rent of approximately RMB35,000 per month. In 2000, the production area of Hainan Jinpan increased by 1,134 square meters to accommodate a new production equipment subject to a five year lease expiring 2005 and a monthly rent of approximately RMB11,000. Our subsidiary, Jinpan International (U.S.A) Ltd., has administration offices in Englewood Cliffs, New Jersey, which encompass approximately 130 square meters and are subject to a lease with a third party expiring in March 2004. This lease provides for rent in the approximate amount of $2,887 per month.

          We lease 20 sales offices in China located in Beijing, Shanghai, Hefei, Nanning, Anshan, Changsha, Hangzhou, Kunming, Tianjin, Wuhan, Chongqing, Chengdu, Suzhou, Taiyuan, Shenyang, Xian, Guangzhou, Lanzhou, Shenzhen and Dalian, which are subject to leases that provide for monthly rents ranging from RMB1,200 to RMB7,227 per month. These sales offices range in size from 50 square meters to approximately 165 square meters. We also use office space in the sales offices of three of our independent sales agents, whereby instead of paying rent for the use of the office space, we pay additional commissions to our independent sales agents who work from these offices.


ITEM 5.    OPERATING FINANCIAL REVIEW AND PROSPECTS -
           MANAGEMENT'S DISCUSSION AND ANALYSIS

         The following discussion and analysis should be read together with our audited consolidated financial statements and notes appearing in Item 18 below.

CRITICAL ACCOUNTING POLICIES
----------------------------

         Our discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in United States. The preparation of these financial statements requires us to make estimates and assumptions that affect the amounts reported in the consolidated financial statements and accompanying notes. We base our estimate on historical experience and on various other assumptions that are believed to be reasonable under the circumstances, the results of which form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies reflect the more significant estimates and assumptions used in the preparation of our consolidated financial statements.

         Provision for Doubtful Accounts. We reserve provision for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. While the bad debts have historically been within the provision established, we cannot guarantee that we will continue to experience the same bad debt rate that we have in the past.

              Inventories Obsolescence. We write down the value of inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required.

         Deferred Tax Valuation Allowance. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

            Revenue Recognition. Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs, the sales price is fixed or determinable and collectibility is reasonably assured. The following policies apply to our revenue transactions: (i) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer upon delivery, provided that we maintain neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold; (ii) interest income from bank deposits, on a time proportion basis on the principal outstanding and at the applicable interest rate; and (iii) retained VAT income, on the granting of annual approval from the PRC Tax Bureau.


OPERATING RESULTS

         SUMMARY OF FINANCIAL RESULTS

         The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 2000, 2001 and 2002.

                                                                    Year ended December 31
                                                                    ----------------------
                                                               2000            2001           2002
                                                               ----            ----           ----
Net sales                                                         100.0%            100%          100%

Cost of goods sold                                               (52.3%)         (56.8%)       (56.1%)
Gross profit                                                       47.7%           43.3%         43.9%
Selling, general and administrative expenses                       35.9%          31.11%         35.4%
Other income                                                        5.9%           4.23%          6.2%
Income tax provision                                              (1.7%)          (1.6%)        (1.4%)
Income before minority interest                                    14.9%           14.8%         13.0%
Minority interest                                                 (3.1%)          (2.3%)        (2.2%)
Net income                                                        11.84%           12.5%         10.8%


         Year ended December 31, 2002 compared with the year ended December 31, 2001

         Sales. Net sales increased RMB45 million or approximately 24.4% from RMB184.5 million in the year ended December 31, 2001 to RMB229.4 million in the year ended December 31, 2002. The increase in sales was primarily due to the continuing expansion of our customer base. Our products' high quality is also gaining more and more recognition within both the Chinese and the U.S. markets. Jinpan U.S.A contributed RMB7.4 million to our total sales for the year 2002.

         Cost of goods sold. Cost of goods sold increased RMB24.1 million or approximately 23.0% from RMB104.7 million in the year ended December 31, 2001 to RMB128.8 million in the year ended December 31, 2002. Cost of goods sold as a percentage of sales decreased by 0.7% in the year ended December 31, 2002, from 56.8% in the year ended December 31, 2001, to 56.1% in the year ended December 31, 2002. This was primarily the result of cost control measures.

         Gross Profit. Gross profit increased RMB20.9 million or approximately 26.1% to RMB100.6 million in the year ended December 31, 2002 from RMB79.8 million in the year ended December 31, 2001. As a percentage of sales, gross profit increase from 43.3 % in the year ended December 31, 2001, to 43.9% in the year ended December 31, 2002, which was primarily the result of cost control measures.

         Selling and administrative expenses. Selling and Administrative expenses, including the provision of doubtful debt, increased RMB23.9 million or approximately 41.7% from RMB57.4 million in the year ended December 31, 2001, to RMB81.3 million in the year ended December 31, 2002. As a percentage of sales, selling and administrative expenses increased from 31.1% in the year 2001, to 35.7% in the year ended December 31, 2002. This was primarily the result of an increase in U.S. marketing expenses.

         Net Income. Net income increased RMB1.8 million or approximately 8% from RMB23 million in the year ended December 31, 2001, to RMB24.9 million in the year ended December 31, 2002. As a percentage of sales, net income decreased from 12.5% in the year ended December 31, 2001, to 10.8% in the year ended December 31, 2002, primarily as a result of the reasons described above.

         Basic Earnings Per Share. Basic earnings per share increased RMB0.59 or approximately 8% from RMB 7.33 in the year ended December 31, 2001 to RMB7.92 in the year ended December 31, 2002.

         Year ended December 31, 2001 compared with the year ended December 31, 2000

         Sales. Net sales increased RMB43.2 million or approximately 30.5% from RMB141.3 million in the year ended December 31, 2000, to RMB184.5 million in the year ended December 31, 2001. The increase in sales was the result of the expansion of our customer base, the quality of our product, improvement of our service. The high quality of our products is also gaining more and more recognition within both Chinese and U.S. markets. Jinpan U.S.A contributed RMB7.0 million to our total sales for the year 2001.

         Cost of goods sold. Cost of goods sold increased RMB30.8 million or approximately 41.7% from RMB73.9 million in the year ended December 31, 2000, to RMB104.7 million in the year ended December 31, 2001. Cost of goods sold as a percentage of sales increased by 4.4% in the year ended December 31, 2001, from 52.3% in the year ended December 31, 2000, to 56.8% in the year ended December 31, 2001. This was principally the result of increase in the price of raw materials

         Gross Profit. Gross profit increased RMB12.4 million or approximately 18.3% to RMB79.8 million in the year ended December 31, 2001, from RMB67.4million in the year ended December 31,

2000. As a percentage of sales, gross profit decreased from 47.7 % in the year ended December 31, 2000, to 43.3% in the year ended December 31, 2001, which was due primarily to the increase price of raw material, and slightly adjusted sales price.

         Selling and administrative expenses. Selling and Administrative expenses increased RMB6.7 million or approximately 13.1% from RMB50.7 million in the year ended December 31, 2000, to RMB57.4 million in the year ended December 31, 2001. As a percentage of sales, selling and administrative expenses decreased from 35.9% in the year 2000, to 31.11% in the year ended December 31, 2001. This was primarily the result of increase in sales and improved control of expenses.

         Net Income. Net income increased RMB6.3 million or approximately 37.8% from RMB16.7 million in the year ended December 31, 2000, to RMB23 million in the year ended December 31, 2001. As a percentage of sales, net income increased from 11.8% in the year ended December 31, 2000, to 12.5% in the year ended December 31, 2001, primarily as a result of the reasons described above.

         We do not believe that inflation or changing prices over the past three years have had a material impact on our revenues or operating results.

         Any depreciation of the Renminbi may have an adverse effect on our financial performance. We do not currently engage in any hedging activities in order to minimize the effect of exchange rate risks.

         Foreign Currency Fluctuations. We receive almost all of our revenues in Renminbi which is not freely convertible into foreign exchange. However, we require foreign currency to meet foreign currency obligations, such as for future purchases of certain equipment and raw materials. The Chinese government imposes control over our foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restrictions on foreign imports. Effective January 1, 1994, pursuant to the PBOC Notice, the conversion of Renminbi into Hong Kong and United States dollars must be based on the PBOC Rate. Effective as of December 1, 1996, Renminbi has become fully convertible for all current account transactions. Foreign exchange which is required for current account transactions can be bought freely at authorized Chinese banks so long as the procedural requirements prescribed by law are met. Payment of dividends to foreign investors holding equity interests in Chinese companies, including Foreign Investment Enterprises, is considered a current account transaction. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks. Purchase of foreign exchange for capital account transactions still requires prior approval of the State Administration for Foreign Exchange. Although the Renminbi/United States dollar exchange rate has been relatively stable since January 1, 1994, there can be no assurance that the exchange rate will not again become volatile or that the Renminbi will not devalue further against the United States dollar. Exchange rate fluctuations may adversely affect our financial performance because of our foreign currency denominated liabilities and may materially adversely affect the value, translated or converted as applicable into United States dollars, of our net fixed assets, our earnings and our declared dividends

         Political, Military and Economic Risks. Our operations in China are subject to several potential political, military and economic risks. See above -
Item 3. Key Information - Risk Factors - Risks Related to our Chinese
Operations.

         Trade Agreements. China's entrance into the WTO on December 11, 2001 will result in development opportunities for its economic construction as well as many challenges. The "Most Favored Nation" status and the national treatment that China will gain from other WTO members will be helpful in increasing the country's export volume. China's State Council announced that from the beginning of January 1, 2002, the tariff is down to 12% from 15.3%, and it will be reduced further to a level of 10% in

2005. This tariff reduction will allow more foreign goods into the domestic market at lower prices and this will pose pressure on China enterprises. China's machinery industry is expected to be impacted by China's entrance into the WTO.

         China will become more involved in international economic cooperation and competition. The transitional period for China after in enters the WTO is expected to last three to five years. China will gradually open up a wide range of sectors such as financial services, insurance, telecommunications, trade, commerce, transportation, construction, tourism and intermediary services. In accordance with the WTO agreement, China will work to adopt transparent and equitable trade and investment policies, continue to improve the investment and business conditions, encourage fair competition, accord national treatment where needed and further strengthen the protecting of intellectual property rights and all the legitimate rights and interests of overseas investors. The central government is speeding up the drafting of amendments and the abolishment of obsolete laws, rules and regulations in line with China's WTO commitment.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

         Historically, we have financed our operations principally through cash generated from our operations and bank borrowings and raising funds through securities offerings.

         At December 31, 2002, we had working capital of RMB165.24 million compared to RMB136.21 million at December 31, 2001. This increase is due to an increase in cash and accounts receivable. At December 31, 2002, we had approximately RMB63.8 million in cash and cash equivalents as compared to RMB44.5 million at December 31, 2001. At December 31, 2002, we had accounts receivable of RMB111.6 million as compared to RMB92.5 million at December 31, 2001. The increase in accounts receivable is primarily attributable to the growth of sales and the extension of credit terms applicable to large orders. We believe that our working capital is sufficient for our present requirements.

         For the year ended December 31, 2002, we had net cash flow from operating activities of RMB23.6 million and for the year ended December 31, 2001, net cash flow from operating activities was RMB25 million.

         We have a credit facility of RMB12.41 million with the Nan Yan Commercial Bank. The letter of credit under this credit facility is unsecured, bearing interest at a weighted average rate of 5.625% per annum for the year ended December 31, 2002. We also have an additional letter of credit facility of RMB 33.10 million with Construction Bank of China, bearing interest at a weighted average rate of 5.25%. At the end of December 2002, we borrowed a total of RMB3.66 million for the purchase of raw materials from overseas. We had a short-term bank loan of RMB20,000,000 which was secured by time deposit of RMB20,000,000 and carried a weighted average rate of 6.04%. This was repaid on January 15, 2003.

         We anticipate, based on management's internal forecasts and assumptions relating to our operations, that our existing cash and funds generated from our operations, together with our existing financing agreements, will be sufficient to meet our working capital and capital expenditure requirements for the next 12 months. In the event that our plans change, our assumptions change or prove inaccurate, or other capital resources and projected cash flow otherwise prove to be insufficient to fund our operations (due to, for example, unanticipated expenses, technical problems or otherwise), we could be required to seek additional financing sooner than currently anticipated. We have no current arrangements with respect to sources of additional financing and there can be no assurance that we would be able to obtain additional financing on terms acceptable to us, or at all.

         AGGREGATE CONTRACTUAL OBLIGATIONS
         ---------------------------------

                  Apart from operating lease commitments disclosed in note 12 to the audited financial statements, we had no other contractual obligations. As at date December 31, 2002, the Group had the following known contractual obligations:


                                    Payments due by period (RMB in thousands)

Contractual Obligations            Total        Less than    1-3 Years      3-5 years         More than 5 years
                                                1 year

Operating Lease Obligations        2,689        884          1,266          539               0

Total                              2,689        884          1,266          539               0


RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
----------------------------------------------------

         As one of the leading manufacturers of cast coil transformers in China, we continually invest in technology research and development. Our research and development policy focuses on realization of technology innovation and product superiority by consistently working with the most advanced related technologies available in the industry, to develop products with superior quality and performance required by the markets we serve.

         Our recent research and development activities include:

         Research latest developments in the industry.

         We concentrate on the latest developments in the industry and actively participate in international technology conferences, seminars and exhibits. Our personnel are well informed in the latest transformer industry technologies and gain detailed information regarding equipment and raw materials by attending major industrial fairs such as the Industrial Fair in Hanover, Germany, the International Electri-technical Exhibition in Beijing, China, and the IEEE show in the U.S. Our personnel recently participated in all of these major shows and held technical discussions with major equipment and material suppliers and manufacturers.

         Through extensive contact and cooperation with partners, we gained in-depth knowledge and understanding of the latest developments and trends of the global transformer industry. In 1998, we entered into a consulting agreement with PC Project Consult GmbH, a German company, and have since made great progress in the development of filled resin transformers. Since 1999, we also began working closely with our U.S. partner - FPT and senior consultants in the U.S. Frequent meetings, together with effective communications systems, have made it possible to achieve excellent performance in serving all aspects of the U.S. market, including meeting all design and testing standards as well as service logistics.

         Maintain highly qualified technical personnel and upgrade facilities.

         We place high priority on the importance of highly qualified technical personnel and upgrading of technological facilities and equipment. Each year, we recruit graduates from top-level universities and provide them with comprehensive training for a period of approximately one year in electromagnetic design, technical drawing, manufacture process and quality test. Our research and development personnel represent approximately 22% of our employees.

         In 2000, we adopted the Investor, the most powerful and advanced 3D software available. Our design system with the function of the 3D solid modeling, automatic assembly checking, joint design on line, and automatic output of the 2D drawings operating at the work station, greatly shortens the lead time, and significantly improves the quality and efficiency of technical design. In late 2001, we commissioned the most advanced, automated vacuum casting system from Hubers, used for filled resin cast coil transformers.

         Actively develop new products.

         We actively develop new products to answer the latest specific standards of technology and materials of the market. In serving the U.S. market, our engineers developed transformers per ANSI, IEEE and NEMA standards. We answer the needs of the U.S. market by manufacturing encapsulated and cast coil transformers with 150(Degree)C insulation and 80(degree)C temperature rise, as well as cast coil transformers with 185(Degree)C insulation and 80(degree)C or 115(degree)C temperature.

         We have successfully developed the filled resin cast coil transformer, manufactured with new advanced materials, which have proven higher performance with respect to resistance to fire and heat dissipation ratings. We believe this development will significantly enhance our competitiveness worldwide.

         In addition, we have made significant progress in our development of new products, which will enable us to obtain UL certification. UL certification is a very rigorous testing process, requiring our products to pass Transient Voltage Analysis, Insulation Thermal Aging, and Complete Transformer Product Tests. Certification will significantly enhance our product appeal in the U.S. market.

         Our future research and development objectives.

         We will continue to focus our attention on further development of superior products, which will advance energy efficiency and lower total life cycle owning costs. Our research and development will also focus on improving the performance of transformers serving special purposes and applications, such as the rectifier, shipboard and K-factor transformers. We will also continue to search for ways to apply our transformer expertise and quality for serving a broader application and customer base.

TRENDS
------

         We foresee that sales will continue to grow this year, however, the outbreak of the SARS virus appears to be slowing overall business and uncertainty remains as to whether the growth rate will match or exceed the rate realized. With the majority of our materials being purchased from European suppliers, the recent increase of the Euro is likely to have an impact on costs during 2003.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------

         Our directors and executive officers are as follows:

NAME                       AGE     POSITION
----                       ---     --------

Li Zhiyuan                 49      Chairman of the Board of Directors, President
                                   and Chief Executive Officer
Ling Xiangsheng            52      Vice Chairman of the Board and Vice President
Jing Yuqing                40      Director and Secretary
William D. Nagel           67      Director
David W. Clarke            54      Director

Donald S. Burris           59      Director
Mark Du                    42      Principal Financial Officer

         LI ZHIYUAN has served as our Chairman of the Board of Directors, President and Chief Executive Officer since April 1997, and of our predecessor, Haikou Jinpan, since August 1993, and as Chairman of the Board of Directors and Chief Executive Officer of Jinpan Hainan since June 1997. From October 1991 to present, Mr. Li served as General Manager of Haikou Rongda Enterprise Company and Director of Hainan's KaDa Manufacturing Company, a Sino-Japanese joint-venture. From August 1988 to October 1991, Mr. Li served as General Manager of Hainan Jindao Yacht Company. From August 1982 to October 1988, Mr. Li was employed as an engineer at Guangxi Electric Power Institute. Mr. Li is responsible for the overall management of our operations. He is married to Jing Yuqing.

         LING XIANGSHENG has served as our Vice Chairman of the Board of Directors and Vice President since May 1997, and of our predecessor, Haikou Jinpan, since August 1993 and is responsible for the design, manufacture and development of our cast resin transformers. He has also served as the Vice President of Jinpan Hainan since June 1997. From June 1990 to December 1992, Mr. Ling operated as a chief consultant for the Danycast Company in Thailand where he was responsible for the entire production process of its cast resin transformer line. From January 1980 to June 1990, Mr. Ling was employed by the Beijing Transformer Company ultimately serving as Chief Engineer and General Manager for its cast resin transformer plant. Between October 1985 and February 1986, Mr. Ling attended Fuji Electric Company in Japan to study vacuum cast resin insulated transformer manufacturing technology. Mr. Ling was responsible for designing China's first cast resin transformer.

         JING YUQING has served as one of our directors and a director of our predecessor, Haikou Jinpan, since August 1993. She also has served as a director of Jinpan Hainan since June 1997. From October 1988 to December 1992, Ms. Jing was employed by the Hainan Electric Bureau Electric Planning Department as manager of the electrical engineering department. From September 1984 to October 1988, Ms. Jing performed designing services for the Liaoning Electric Designing Institute. Ms. Jing is the wife of Li Zhiyuan.

         WILLIAM D. NAGEL has served as one of our directors since January 2000. From 1971 to 1997, Mr. Nagel was employed by General Electric Company where he held various positions including Manager of Strategic Planning and Development as well as management positions in General Electric's transformer business. While at General Electric, Mr. Nagel helped to establish offshore partnerships and develop licensee arrangements using General Electric's advanced transformer technologies. Most of Mr. Nagel's work with General Electric was performed in China, Japan, Australia, Europe, Korea and Taiwan.

         DAVID W. CLARKE has served as one of our directors since February 1998. He is engaged as a private consultant in the communications field. From November 1994 to December 1998, he was the Chairman and Chief executive Officer of Apollo International of Delaware, Inc, which is engaged in manufacturing and distributing electric relay. Prior to founding that company, Mr. Clarke was a sales representative for GF Electro, a power utility industry representative, from April 1994 to November 1994. From April 1992 to April 1994, Mr. Clarke co-founded and was employed by WHR Corporation, a high technology firm specializing in data communications for multimedia firms. From 1991 to 1992, Mr. Clarke co-founded and was director and Executive Vice President of Sales and Marketing for WatchHill Research, a high technology manufacturing firm specializing in high speed data links. From 1984 to 1990, Mr. Clarke co-founded and served as Executive Vice President of Sequel Data Communications, a high tech data switching manufacturer.

         DONALD S. BURRIS was elected to our board of directors in June 2001. Mr. Burris is the senior principal in the firm of Burris & Hairrell, LLP, an AV-rated West Coast based law firm with a national and international practice. Mr. Burris served as editor-in-chief of the Georgetown Law Journal and as a law clerk to the Honorable James R. Browning of the United States Court of Appeals for the Ninth Circuit and has taught at the Georgetown Law Center, Loyola University School of Law and the International Law Institute in Washington, DC. Mr. Burris also served with distinction as a Special Counsel for the United States Senate Watergate Committee. Mr. Burris brings to the Company thirty-one years of experience as a successful business and business litigation attorney who has counseled clients from both a business and legal perspective.

         MARK DU has served as our financial controller since September 2002. Since January 1993, Mr. Du has been Controller of PC Warehouse Investment, Inc., a worldwide company headquartered in New Jersey, with 24 subsidiaries companies located throughout the United States. From September 1987 to December 1992, Mr. Du served in different accounting positions in various accounting firms and companies. Mr. Du received his Masters in Business Administration in Accounting from Pace University in 1987 and is a CPA.


COMPENSATION OF DIRECTORS AND OFFICERS.
---------------------------------------

         The total compensation paid to our directors and officers during the last fiscal year was RMB3,795,789 comprised of salaries in the amount of RMB2,455,770 and bonuses in the amount of RMB1,141,299. The aggregate amount set aside by Hainan Jinpan during its last fiscal year to provide pension, retirement or similar benefits for directors and officers was RMB113,080

         Pursuant to our 1997 Stock Option Plan (the "Plan"), we have granted, and there are currently outstanding, to certain of our directors, officers and consultants, stock options immediately exercisable at $4.25 per share to purchase 200,000 shares of our common stock, exercisable until July 31, 2003. In addition, we had granted to certain of our directors stock options immediately exercisable at $4.375 per share to purchase 130,000 shares of our common stock which were exercisable until February 11, 2003. Such options have expired and were added back into the pool of options eligible for future grant under the 1997 Plan. Furthermore, we agreed to grant to one of our directors stock options at $4.375 per share to purchase 100,000 shares of our common stock, exercisable until three years from the time of grant. We amended this stock option agreement. The amended agreement provides that the director has been granted options to purchase 50,000 shares of our common stock in lieu of the options previously granted.

         In February 2001, the Company entered into stock option contracts with five of its directors and Chief Financial Officer, to purchase 60,000 shares of common stock of the Company. Options granted are exercisable at $2.70 per share and, subject to termination of employment, expire 8 years from the date of grant. The options are not transferable other than on death.

BOARD PRACTICES
---------------

         All of our directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by the Board of Directors at the first Board of Directors' meeting after each annual meeting of shareholders and hold office until their death, until they resign or until they have been removed from office.

         None of our directors have service contracts with us providing for benefits upon termination of their employment.

         Our audit committee consists of Donald S. Burris, David Clarke and William D. Nagel all of whom are independent directors. The Audit Committee oversees our auditing procedures, receives and accepts the reports of our independent certified public accountants, oversees our internal systems of accounting and management controls and make recommendations to the Board of Directors as to the selection and appointment of our auditors and it is governed by the terms of the Charter of the Audit Committee of the Board of Directors.

         Our compensation committee consists of Donald S. Burris, David Clarke and William D. Nagel. The function of the Compensation Committee is to administer the 1997 Plan and to have authority over the salaries, bonuses and other compensation arrangements of our executive officers.

EMPLOYEES
---------

         As of December 31, 2002, we had approximately 194 employees in China, including 33 engineers or technicians, 31 management and administrative personnel, 43 marketing and sales personnel, 75factory personnel and 12 trainees and 5 employees in the United States, including 2 management and administrative personnel and 3 marketing and sales personnel. All of our employees are contract employees and have entered into renewable employment contracts with us. Terms of our employment agreements with management, engineers, sales persons and technicians range from two to three years and terms of our employment agreements with support personnel range from six months to one year.

         Our employees are not currently members of a trade union. We have not experienced any strikes or other labor disputes that have interfered with our operations and we believe that our relations with our employees are good.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

         The following table sets forth specific information as of June 25, 2003, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares, (ii) each of our directors, and (ii) the number of our ordinary shares beneficially owned by all officers and directors as a group.



       Title of Class          Name of Beneficial Owner                 Amount Owned(1)        Percent of Class
       --------------          ------------------------                 -------------          ----------------

        Common Stock           Li Zhiyuan (2)                              1,214,537                  37.4%

        Common Stock           Jing Yuqing (3)                             1,214,537                  37.4%

        Common Stock           Ling Xiangsheng (4)                           611,773                  19.0%

        Common Stock           Laurence W. Lytton (5)                        290,150                   9.2%

        Common Stock           First Wilshire Securities                     235,600                   7.5%
                               Management, Inc. (6)

        Common Stock           William D. Nagel  (7)                          35,000                   1.1%

        Common Stock           David W. Clarke (8)                            25,000                    *

        Common Stock           Donald S. Burris                                 --                      --

        Common Stock           All officers and directors as a             1,855,754                  55.5 %
                               group (7 persons) (9)

*     Represents share ownership of less than one percent (1%).

(1) We believe that all persons named in the table have sole investment power with respect to all shares of common stock beneficially owned by them, unless otherwise noted in these footnotes.
(2) Includes 633,333 shares of common stock and 60,000 shares of common stock issuable upon exercise of currently exercisable stock options. Includes also 521,204 shares of common stock beneficially owned by Jinq Yuqing, the wife of Mr. Li and one of our directors, as to which Mr. Li disclaims beneficial ownership.
(3) Includes 481,204 shares of common stock, an aggregate of 219,471 shares of common stock are beneficially owned pursuant to various declarations of trust, dated July 21, 1997. Includes also 40,000 shares of common stock issuable upon exercise of currently exercisable stock options. Includes also 693,333 shares of common stock beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer and President, as to which Ms. Jing disclaims beneficial ownership.
(4) Includes 546,217 shares of common stock and 60,000 shares of common stock issuable upon exercise of currently exercisable stock options. Includes also 5,556 shares of common stock beneficially owned by Wei Chang-E, the wife of Mr. Ling, as to which Mr. Ling disclaims beneficial ownership.
(5)   Based on information disclosed in a Schedule 13G/A filed on March 8, 2003.
(6) Based on information disclosed in a Schedule 13G filed on February 22, 2002.

(7) Includes 10,000 shares of common stock issuable upon exercise of currently exercisable stock options.
(8) Represents 25,000 shares of common stock issuable upon exercise of currently exercisable stock options.
(9) Includes 195,000 shares of common stock issuable upon exercise of currently exercisable stock options issued to all directors and executive officers.

         To the best of our knowledge, as of June 5, 2003, 1,441,328 shares of common stock or 45.8% of all shares of common stock outstanding were held by 5 record holders in the United States.

RELATED PARTY TRANSACTIONS
--------------------------

         None were entered into in fiscal year 2002.

ITEM 8.  FINANCIAL INFORMATION.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION
-------------------------------------------------------

         See Consolidated Financial Statements attached to this Form 20-F

         Neither we nor any one of our subsidiaries is a party to, nor is any of our or its property the subject of, any material pending legal or arbitration proceeding.

         Any future payment of dividends is within the discretion of our board of directors and will be dependent upon, among other things, our earnings, capital requirements, financing agreement covenants, our financial condition and applicable laws. In May 2003, our board declared a cash dividend of $0.05 per share, payable in August 2003. Our board may or may not declare additional dividends in the foreseeable future, however, to the extent that the board may decide to pay cash dividends in the future, these dividends will be declared from the retained earnings, i.e., surplus, as determined by resolution of the board. As we are a holding company, the amount of our retained earnings will be limited by the amount of dividends which can be declared by our subsidiaries under applicable law as discussed directly below.

         Applicable Chinese laws and regulations require that before a Sino-foreign equity joint venture enterprise, such as Hainan Jinpan, distributes profits to its joint venture partners, in our case Jinpan International and Haikou Jinpan, it must first do the following:

         o        satisfy all of its tax liabilities;

         o        provide for any losses still unpaid from previous years; and

         o make allocations, in the proportions as determined by the discretion of the board, to a capital reserve fund and a public welfare fund.

         Furthermore, if there is to be any distribution of profits, it is required to be in the proportion of each party's investment in the joint venture.

ITEM 9.  THE OFFER AND LISTING.

SHARE LISTINGS AND TRADING PRICES
---------------------------------

         The following table sets forth the high and low sales prices for our common stock for: (i) the five most recent full financial years since our common stock began being publicly traded on the American Stock Exchange ("AMEX"), (ii) the two most recent full financial years for each full financial quarter and the first subsequent quarter since our common stock began being publicly traded on the AMEX, and (iii) for each month, during the six months of November 2002 through May 2003.

          Year Ended                   High                Low
          ----------                   ----                ---

1998                                   8.750              1.625
1999                                   6.000              1.125
2000                                   3.750              1.250
2001                                   3.000              1.100
2002                                   4.150              2.000

                                            Common Stock
                                            ------------

         Quarter Ended                 High                Low
         -------------                 ----                ---

March 31, 2001                         1.820              1.100
June 30, 2001                          3.000              1.150
September 30, 2001                     2.500              1.400
December 31, 2001                      2.500              1.650
March 30, 2002                         3.800              2.000
June 30, 2002                          4.150              2.000
September 30, 2002                     3.300              2.000
December 31, 2002                      3.650              2.000
March 30, 2003                         3.550              3.200

          Six Months                   High                Low
          ----------                   ----                ---

November, 2002                         3.150              3.050
December, 2002                         3.650              3.150
January, 2003                          3.460              3.40
February, 2003                         3.500              3.250
March, 2003                            3.550              3.200
April, 2003                            4.000              3.400
May, 2003                              4.450              3.790

         Our common stock was included for quotation on the AMEX on February 8, 1998 under the symbol "JST" and has been quoted on that exchange ever since that date.

ITEM 10.  ADDITIONAL INFORMATION.

MEMORANDUM AND ARTICLES OF ASSOCIATION
--------------------------------------

         Our registered office is located at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Our purpose, as stated in Article 4 of our Memorandum of Association, is to engage in any lawful act, not prohibited under any law of the British Virgin Islands. We may not, however: (i) engage in business with British Virgin Islands residents, (ii) own an interest in real property situated in the British Virgin Islands, (iii) carry on banking or trust business, unless licensed to do so under the Banks and Trust Companies Act of 1990, (iv) carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless licensed to do so under an enactment authorizing us to carry on that business,
(v) carry on business of company management, unless licensed under the Company Management Act of 1990, or (vii) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands.

         According to our Articles of Association, our directors can vote on a proposal, arrangement or contract in which they are materially interested and such transaction is not void or voidable so long as such director's interest in the transaction is disclosed in good faith or is known by the other directors. Our directors are empowered to cause us to borrow money, to mortgage or charge our undertakings and property and to issue debentures, debenture stock or other securities when money is borrowed. Under our Articles of Association, a director shall not require a share qualification. Our Articles of Association do not state whether in the absence of an independent quorum, a director has, or does not have, the power to vote compensation to himself or another director. There is no age limit requirement causing retirement of any director.

         Holders of our common stock are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law. All shares of common stock are equal to each other with respect to liquidation and dividend rights. In the event of our liquidation, all assets available for distribution to the holders of common stock are distributable among them according to their respective share holdings. Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted upon by the shareholders, including the election of directors. Holders of our common stock do not have cumulative voting rights in the election of our directors. The Company's convertible preferred stock (the "Preferred Stock") is convertible at any time to shares of common stock and each share of Preferred Stock entitles its holder to the same number of votes as a share of common stock. Holders of our convertible preferred stock are entitled to receive a preferred per share dividend (6% per annum) payable in kind, compounded quarterly. All accrued and unpaid dividends on the convertible preferred stock are to be cancelled upon conversion of such convertible preferred stock into common stock. In the event of our liquidation, dissolution or winding up, the holders of our convertible preferred stock are entitled to a preference over the holders of our common stock in the distribution of our assets in an amount equal to the sum of: (i) $4.375 per share, and (ii) an amount equal to declared but unpaid dividends on each such share. After payment of the full amount of the liquidation distributions to which the holders of our convertible preferred stock are entitled, holders of our convertible preferred stock and holders of our common stock will be entitled to any further distributions of our assets on a pari passu basis. Each share of convertible preferred stock entitles its holder to the same number of votes as a share of common stock with respect to any vote of our shareholders. Holders of our convertible preferred stock are entitled, at any time, to convert their convertible preferred stock into shares of common stock, subject to the anti-dilution adjustments described below. Holders of our convertible preferred stock have certain anti-dilution protection upon the occurrence of certain events including stock dividends, stock splits, reclassifications, mergers and issuances of shares of our common stock.

         The rights attached to any class or series of our stock may be varied with the written consent of the holders of not less than three-fourths of the issued shares of that class or series and the written consent of the holders of not less than three-fourths of the issued shares of any other class or series which may be affected by such variation.

         Our directors may convene shareholder meetings as they deem necessary. The directors must convene a meeting upon the written request of members holding 10% or more of our outstanding voting shares. The directors must give at least 7 days notice of any meeting to members whose names appear as members in our share register and are entitled to vote as of the date such notice is given. A meeting may be called on short notice if: (i) members holding not less than 90% of the total number of shares entitled to vote on the matters to be considered at the meeting, or 90% of the votes of each class or series of shares where members are entitled to vote thereon as a class or series, together with not less than a 90% majority of the remaining votes, have agreed to short notice of the meeting, or
(ii) all members holding shares entitled to vote on all or any matters to be considered at the meeting have waived notice of the meeting, presence at such meeting being indicative of such waiver.

         Our Memorandum of Association and Articles of Association have no limitations on the rights to own securities.

         Our Memorandum of Association and Articles of Association do not have any provisions, which would effectively delay, defer or prevent a change of control of our company.

         Our Memorandum of Association and Articles of Association do not have any provisions governing the ownership threshold above which shareholder ownership must be disclosed.

MATERIAL CONTRACTS
------------------

         None.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS
------------------------------------------------------------------

         There are no exchange control restrictions on payment of dividends on our common stock in the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. Dividend distribution and repatriation by Hainan Jinpan is regulated by China's laws and regulations. To date, these controls have not had and are not expected to have a material impact on our financial results. There are no material British Virgin Islands laws which impose foreign exchange controls on us or that affect the payment of dividends, interest, or other payments to nonresident holders of our common stock. British Virgin Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our common stock.

TAXATION
--------

         The following discussion is a summary of all material anticipated British Virgin Islands and Chinese tax consequences of an investment in our common stock for security holders located in the United States. The discussion does not deal with all possible tax consequences relating to an investment in our common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-Chinese and non-British Virgin Islands) tax laws. Accordingly, each investor should consult his own tax advisor regarding the particular tax consequences to him of an investment in our common stock. The following discussion is based upon laws and relevant interpretations relating to our common stock currently in effect, all of which are subject to change.

         BRITISH VIRGIN ISLANDS TAXATION POLICY. Under the International Business Companies Act of the British Virgin Islands as currently in effect, a holder of common stock who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to common stock and all holders of common stock are not liable to British Virgin Islands income tax on gains realized during the year on sale or disposal of any shares of common stock. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

         There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the International Business Companies Act. In addition, the common stock of these companies is not subject to transfer taxes, stamp duties or similar charges.

         Presently, there is no income tax treaty, convention or reciprocal tax treaty regarding withholdings currently in effect between the United States and the British Virgin Islands.

         CHINESE TAXATION POLICY. There are no material Chinese tax consequences to holders of common stock solely as a result of the purchase, ownership and disposition of common stock or receipt of dividends, if declared.

DOCUMENTS ON DISPLAY
--------------------

         We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission (the "Commission"). These materials, including this annual report on Form 20-F and its exhibits, may be inspected and copied at the Commission's Public Reference Room at 450 Fifth Street, NW, Washington, D.C. 20549 and at the Commission's regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the Commission at 450 Fifth Street, NW, Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission's Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.

ITEM 11.  QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISK.

         We do not invest in derivative financial instruments or other market risk sensitive instruments, except for short-term government securities. Accordingly, we do not believe that we are exposed to any material market risk with regard to such instruments.

ITEM 12.  DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.

ITEM 13.  DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         None.

ITEM 15.  CONTROLS AND PROCEDURES.

         Our Chief Executive Officer and Principal Financial Officer, based on their evaluation within 90 days prior to the date of this report of our disclosure controls and procedures (as defined in Exchange Act Rule 13a--14(c)), have concluded that our disclosure controls and procedures are adequate and effective for purposes of Rule 13a--14(c) in timely alerting them to material information relating to us required to be included in our filings with the Commission under the Securities Exchange Act of 1934, as amended.

         There were no significant changes in our internal controls or in other factors that could significantly affect internal controls subsequent to the date of their evaluation.

ITEM 16.  [RESERVED]

ITEM 17.  FINANCIAL STATEMENTS.

         Not applicable.

ITEM 18.  FINANCIAL STATEMENTS.

         See Item 19 below for consolidated financial statements filed as a part of this annual report.

ITEM 19.  EXHIBITS.

         (a) Index to Financial Statements                      Page
                                                                ----

Independent Auditors' Report                                      1
Consolidated Financial Statements:
Consolidated Balance Sheets                                       2
Consolidated Statements of Income                                 3
Consolidated Statements of Shareholders Equity                    4
Consolidated Statements of Cash Flows                             5
Notes to Consolidated Financial Statements:                       6

         (b)      Exhibits

     1.1 Memorandum of Association and Articles of Association of Jinpan International Limited.*

     1.2 Amendments to the Memorandum of Association and Articles of Association.*

     23.1     Consent of Ernst & Young, Hong Kong.

     99.1     Certification Pursuant to Section 906 of the Sarbanes-Oxley
              Act of 2002.

---------------------------
* Filed as an exhibit to Jinpan International Limited's Registration Statement on Form F-1 (File No. 333-8198), filed with the Securities and Exchange Commission on November 22, 1997, and incorporated herein by reference.

                                   SIGNATURES

         Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.


                                  Jinpan International Limited


                                  By: /s/ Li Zhiyuan
                                      ------------------------------------------
                                      Name:  Li Zhiyuan
                                      Title: Chief Executive Officer,
                                             Chairman of the Board and President



Dated: June 26, 2003

                302 CERTIFICATION FOR ANNUAL REPORT ON FORM 20-F
                ------------------------------------------------

I, Li Zhiyuan, certify that:

1. I have reviewed this annual report on Form 20-F of Jinpan International Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 26, 2003                                   /s/ Li Zhiyuan
                                                      --------------
                                                      Li Zhiyuan
                                                      Chief Executive Officer

                302 CERTIFICATION FOR ANNUAL REPORT ON FORM 20-F
                ------------------------------------------------

I, Mark Du, certify that:

1. I have reviewed this annual report on Form 20-F of Jinpan International Limited;

2. Based on my knowledge, this annual report does not contain any untrue statement of a material fact or omit to state a material fact necessary to make the statements made, in light of the circumstances under which such statements were made, not misleading with respect to the period covered by this annual report;

3. Based on my knowledge, the financial statements, and other financial information included in this annual report, fairly present in all material respects the financial condition, results of operations and cash flows of the registrant as of, and for, the periods presented in this annual report;

4. The registrant's other certifying officers and I are responsible for establishing and maintaining disclosure controls and procedures (as defined in Exchange Act Rules 13a-14 and 15d-14) for the registrant and have:

a) Designed such disclosure controls and procedures to ensure that material information relating to the registrant, including its consolidated subsidiaries, is made known to us by others within those entities, particularly during the period in which this annual report is being prepared;

b) Evaluated the effectiveness of the registrant's disclosure controls and procedures as of a date within 90 days prior to the filing date of this annual report (the "Evaluation Date"); and

c) Presented in this annual report our conclusions about the effectiveness of the disclosure controls and procedures based on our evaluation as of the Evaluation Date;

5. The registrant's other certifying officers and I have disclosed, based on our most recent evaluation, to the registrant's auditors and the audit committee of registrant's board of directors (or persons performing the equivalent function):

a) All significant deficiencies in the design or operation of internal controls which could adversely affect the registrant's ability to record, process, summarize and report financial data and have identified for the registrant's auditors any material weaknesses in internal controls; and

b) Any fraud, whether or not material, that involves management or other employees who have a significant role in the registrant's internal controls; and

6. The registrant's other certifying officers and I have indicated in this annual report whether or not there were significant changes in internal controls or in other factors that could significantly affect internal controls subsequent to the date of our most recent evaluation, including any corrective actions with regard to significant deficiencies and material weaknesses.


Date: June 26, 2003                             /s/ Mark Du
                                                -----------
                                                Mark Du
                                                Principal Financial Officer

Financial Statements

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

Years ended December 31, 2002, 2001 and 2000 with
Report of Independent Auditors

                          INDEX TO FINANCIAL STATEMENTS



                                                                           Pages

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES:

    Report of Independent Auditors                                           1

    Consolidated Balance Sheets as of December 31, 2002 and 2001             2

    Consolidated Statements of Income
       for the years ended December 31, 2002, 2001 and 2000                  3

    Consolidated Statements of Shareholders' Equity
       for the years ended December 31, 2002, 2001 and 2000                  4

    Consolidated Statements of Cash Flows
       for the years ended December 31, 2002, 2001 and 2000                  5

    Notes to Consolidated Financial Statements                            6 - 24

REPORT OF INDEPENDENT AUDITORS


Shareholders and Board of Directors
Jinpan International Limited


We have audited the accompanying consolidated balance sheets of Jinpan International Limited and subsidiaries as of December 31, 2002 and 2001 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2002. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jinpan International Limited and subsidiaries at December 31, 2002 and 2001, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2002, in conformity with accounting principles generally accepted in the United States of America.












/s/ Ernst & Young

Hong Kong
April 4, 2003

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2002 AND 2001

                                                                                            December 31,
                                                                                      2002           2002          2001
                                                                             -------------------------------------------
                                                                      Notes            US$            RMB           RMB
                                                                                       ---            ---           ---
                                                            (In thousands, except number of shares and per share data)
Assets

Current assets:

    Cash and cash equivalents                                                       7,710          63,800        44,510
    Restricted time deposit                                             4           2,415          20,000             -
    Accounts receivable, net                                            5          13,483         111,594        92,552
    Inventories                                                         6           3,556          29,433        33,433
    Prepaid expenses                                                                1,398          11,577         1,757
    Other receivables                                                                  72             593           182
                                                                             -------------    -----------    ----------
Total current assets                                                               28,634         236,997       172,434

Property, plant and equipment, net                                      7           3,533          29,238        26,410

Construction in progress                                                                -               -         3,915

Deferred tax assets                                                     8             124           1,026           952
                                                                             -------------    -----------    ----------
Total assets                                                                       32,291         267,261       203,711
                                                                             =============    ===========    ==========
Liabilities and Shareholders' Equity

Current liabilities:

   Short term bank loans                                                9           2,860          23,667         1,996
   Accounts payable                                                                   658           5,447        11,110
   Income tax                                                           8             101             833            49
   Value added tax                                                                    405           3,355         1,852
   Advance from customers                                                             452           3,738         3,786
   Commission payable                                                               2,305          19,073         7,949
   Management bonus                                                                   326           2,700         2,410
   Accruals                                                                           808           6,685         1,024
   Government grant                                                    10             580           4,804         4,429
   Other liabilities                                                                  176           1,456         1,614
                                                                             -------------    -----------    ----------
Total current liabilities                                                           8,671          71,758        36,219

Minority interest                                                                   1,317          10,899         7,028

Commitments                                                            12               -               -             -

Shareholders' equity:

    Common stock, US$0.018 par value:
       Authorized shares - 20,000,000
       Issued and outstanding shares - 3,149,389 in 2002 and 2001      18              57             469           469
    Convertible preferred stock, US$0.018 par value:
       Authorized shares - 1,000,000
       Issued and outstanding shares - 13,789 in 2002 and 2001, 6%     18               -               2             2
       p.a.
    Additional paid-in capital                                                      9,322          77,157        77,157
    Reserves                                                           18           1,802          14,922        10,806
    Retained earnings                                                              11,198          92,680        71,913
    Accumulated other comprehensive income                                             14             116           117
                                                                             -------------    -----------    ----------
                                                                                    22,393        185,346       160,464
    Less: Treasure shares at cost,
          Common stock - 29,577 in 2002                                               (90)           (742)            -
                                                                             -------------    -----------    ----------
Total shareholders' equity                                                         22,303         184,604       160,464
                                                                             -------------    -----------    ----------

Total liabilities and shareholders' equity                                         32,291         267,261       203,711
                                                                             =============    ===========    ==========

                The accompanying notes form an integral part of
                    these consolidated financial statements.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                           Year ended December 31,
                                                               2002            2002             2001                2000
                                                      ------------------------------------------------------------------
                                              Notes             US$             RMB              RMB                 RMB
                                                                ---             ---              ---                 ---
                                                                          (In thousands, except per share data)

Net sales                                       17           27,720         229,421          184,480            141,264
Other income                                                  1,715          14,186            8,413              7,824
                                                      -------------    -------------     ------------     --------------
                                                             29,435         243,607          192,893            149,088
Costs and expenses:
    Cost of products sold                                   (15,557)       (128,770)      (  104,686)         (  73,869)
    Provision for doubtful debts                               (334)         (2,764)      (    1,600)         (   1,125)
    Selling and administrative                               (9,494)        (78,561)      (   55,796)         (  49,619)
    Interest expenses                                           (65)           (541)      (      600)         (     925)

                                                      -------------    -------------     ------------     --------------
                                                            (25,450)       (210,636)      (  162,682)         ( 125,538)
                                                      -------------    -------------     ------------     --------------

Income before income taxes                                    3,985          32,971           30,211             23,550

Income taxes                                    8              (377)         (3,116)      (    2,911)         (   2,385)
                                                      -------------    -------------     ------------     --------------

Income before minority interest                               3,608          29,855           27,300             21,165

Minority interest                                              (601)         (4,972)      (    4,229)         (   4,427)
                                                      -------------    -------------     ------------     --------------

Net income                                                    3,007          24,883           23,071             16,738
                                                      =============    =============     ============     ==============

Earnings per share

    -Basic                                                  US$0.96         RMB7.92          RMB7.33            RMB5.31
                                                      =============    =============     ============     ==============

    -Diluted                                                US$0.95         RMB7.89          RMB7.29            RMB5.29
                                                      =============    =============     ============     ==============

Weighted average number of shares

    -Basic                                                3,139,933       3,139,933        3,149,389          3,149,389

    -Diluted                                              3,153,722       3,153,722        3,163,178         3,163,178










                  The accompanying notes form an integral part of these consolidated financial statements.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000


                                                                                          Convertible   Additional
                                Treasury     Number of   Number of   Treasury      Common   preferred      paid-in
                                   stock        common   preferred      stock       stock       stock      capital      Reserves
                                  shares        shares      shares        RMB         RMB         RMB          RMB           RMB
                                                                         (In thousands, except for number of shares)
Balance at January 1, 2000             -     3,149,389      13,789          -         469           2       78,037        10,806

Net income                             -             -           -          -           -           -            -             -
Cancellation of stock option           -             -           -          -           -           -         (880)            -
Currency translation
adjustments                            -             -           -          -           -           -            -             -
                                --------     ---------   ---------   --------      ------   ---------      -------      ---------

Balance at December 31, 2000           -     3,149,389      13,789          -         469           2       77,157        10,806
Net income                             -             -           -          -           -           -            -             -

Currency translation
adjustments                            -             -           -          -           -           -            -             -
                                --------     ---------   ---------   --------      ------   ---------      -------      ---------

Balance at December 31, 2001           -     3,149,389      13,789          -         469           2       77,157        10,806
160,464

Net income                             -             -           -          -           -           -            -             -
Transfer to reserves                   -             -           -          -           -           -            -         4,116
Reacquired shares                (29,577)            -           -       (742)          -           -            -             -
Currency translation
adjustments                          -               -           -          -           -           -            -             -
                                --------     ---------   ---------   --------      ------   ---------      -------      ---------

Balance at December 31, 2002     (29,577)    3,149,389      13,789       (742)        469           2       77,157        14,922
                                ========     =========   =========   ========      ======   =========      =======      =========

                                          Accumulated
                                            other com-       Compre-
                                 Retained   prehensive       hensive
                                 earnings       income        income    Total
                                      RMB          RMB           RMB      RMB

Balance at January 1, 2000         32,104          137             -     121,555

Net income                         16,738            -        16,738      16,738
Cancellation of stock option            -            -             -        (880)
Currency translation
adjustments                             -           (1)           (1)         (1)
                                 --------   ----------       -------   ---------
                                                              16,737
                                                             =======

Balance at December 31, 2000       48,842          136            -      137,412

Net income                         23,071            -       23,071       23,071
Currency translation
adjustments                             -          (19)         (19)         (19)
                                 --------   ----------       -------   ---------
                                                             23,052
                                                             ======

Balance at December 31, 2001       71,913          117            -      160,464

Net income                         24,883            -       24,883       24,883
Transfer to reserves               (4,116)           -            -            -
Reacquired shares                       -            -            -         (742)
Currency translation
adjustments                             -           (1)         (1)           (1)
                                 --------   ----------       -------   ---------

Balance at December 31, 2002       92,680          116        24,882     184,604
                                 ========   ==========       =======   =========

                    The accompanying notes form an integral
                part of these consolidated financial statements.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002, 2001 AND 2000

                                                                                   Year ended December 31,
                                                                        2002         2002        2001        2000
                                                                         US$          RMB         RMB         RMB
                                                                         ---          ---         ---         ---
                                                                                      (In thousands)
Operating activities
    Net income                                                          3,006          24,883      23,071     16,738
    Adjustments to reconcile net income to
        net cash provided by operating activities:
        Depreciation                                                      629           5,206       4,494      5,094
        Deferred income taxes                                          (    9)        (    74)    (    80)         -
        Provision for doubtful debts                                      334           2,764       1,336        591
        Loss on disposal of fixed assets                                    3              22           -        360
        Minority interest                                                 601           4,972       4,229      4,427
        Stock based compensation cost                                       -               -           -    (   880)
    Changes in operating assets and liabilities
       Accounts receivable                                             (2,635)        (21,806)    (23,346)   (23,101)
       Inventories                                                        483           4,000     ( 8,651)   ( 2,716)
       Prepaid expenses                                                (1,186)        ( 9,820)      4,791    ( 4,353)
       Other receivables                                               (   50)        (   411)      1,505        232
       Accounts payable                                                (  684)        ( 5,663)      5,266    ( 1,328)
       Income tax                                                          95             784     (     5)   (   439)
       Value added tax                                                    182           1,503     (   246)
                                                                                                                 924
       Advance from customers                                          (    6)        (    48)      2,328    (   979)
       Commission payable                                               1,344          11,124       2,558      5,391
       Management bonus                                                    35             290       2,410          -
       Accruals                                                           684           5,661         724    ( 1,447)
       Government grant                                                    45             375       4,429          -
       Other liabilities                                               (   19)        (   158)        198    (   287)
                                                                     ---------      --------- -----  ---    --------
Net cash provided by (used in) operating activities                     2,852          23,604      25,011    ( 1,773)
Investing activities
     Increase in restricted time deposit                               (2,415)        (20,000)          -          -
     Purchases of property, plant and equipment                        (  505)        ( 4,178)    ( 4,212)   ( 3,101)
     Proceeds from sales of property, plant and equipment                   4              37           -          -
     Payment for construction in progress                                   -               -     ( 2,690)   (   459)
                                                                  ----------        ---------     ---------- ----------
Net cash used in investing activities                                  (2,916)        (24,141)    ( 6,902)   ( 3,560)
Financing activities
     Proceeds from bank loan                                            9,532          78,892       1,996      3,429
     Repayment of bank loan                                            (6,914)        (57,221)    ( 3,429)   ( 4,946)
    Acquisition of treasury stock                                      (   90)        (   742)          -          -
    Net increase (decrease) in amounts due to minority
         shareholders                                                  (  133)        ( 1,101)    ( 8,707)     1,855
                                                                  ------------       ---------    ------- --   -----
Net cash provided by (used in) financing activities                     2,396          19,828     (10,140)       338
Effect of exchange rate changes on cash                                     -         (     1)    (    19)   (     1)
                                                                  ------------     -----------  ---------
Net increase (decrease) in cash and cash equivalents                    2,332          19,290       7,950    ( 4,996)
Cash and cash equivalents at beginning of year                          5,378          44,510      36,560     41,556
                                                                  -----------          ------      ------     ------
Cash and cash equivalents at end of year                                7,710          63,800      44,510     36,560
                                                                  ===========          ======      ======     ======
Interest paid                                                              65             541         600        925
Income taxes paid                                                         189           1,563       1,122      2,260



                    The accompanying notes form an integral
                part of these consolidated financial statements.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

     Jinpan International Limited (the "Company") was incorporated under the laws of the British Virgin Islands on April 3, 1997.

     As of December 31, 2002, the Company had direct interests in the following subsidiaries:

                                                    Percentage of
                                                      equity
                                 Date of       interest attributable
         Name of entity       establishment             to              Paid-up capital       Principal activities
                                                    the Company
     -------------------------------------------------------------------------------------------------------------------
        Hainan Jinpan            June 3, 1997             85%             RMB21,520,000       Manufacturing and sale of
          Special                                                                              cast resin transformers
     Transformers Works
       ("Jinpan JV" )

      Jinpan International     February 18, 1998         100%            US$10,000            Marketing of cast resin
        (USA) Limited                                                                               transformers
       ("Jinpan USA")

     The Company, Jinpan JV and Jinpan USA are hereinafter collectively referred to as the "Group".

     The principal activity of the Company is investment holding. Substantially all of the Group's operations are conducted in the PRC, and its principal market is in the PRC. The term of Jinpan JV is 50 years, ending on September 3, 2047, and can be extended with mutual consent of the joint venture parties, subject to the approval of the relevant PRC government authorities. Income and losses and the net assets on termination of the co-operative joint venture are shared on the basis of percentage ownership. The co-operative joint venture can be terminated upon the unanimous agreement of the Board of Directors of Jinpan JV.

     The Group is subject to special considerations and significant risks not typically associated with investments in equity securities of North America and Western European companies. These include risks associated with, among others, the political, economic and legal environments, foreign currency exchange and the transformer manufacturing industry in the PRC. These are described further in the following paragraphs:

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1.   ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

     a) Political environment

     All of the Group's manufacturing facilities are located in the PRC and, as a result, the Group's operations and assets are subject to significant political, economic, legal and other uncertainties. The economy of the PRC differs from the economies of most countries belonging to the Organization for Economic Co-operation and Development (the "OECD") in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. For almost 40 years, the economy of the PRC has been a planned economy typically subject to five-year plans ("State Plans") adopted by central PRC government authorities and implemented to a large extent by provincial and local authorities, which set out production and development targets. Although the majority of productive assets in the PRC are still owned by the PRC government, in the past several years the PRC government has implemented economic reform measures that emphasize decentralization, the utilization of market forces in the development of the PRC economy and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual and the Group may not be able to capitalize on all such reforms. Further, there can be no assurance that the PRC government will continue to pursue such policies, that policies will be successful if pursued, the such policies will not be significantly altered from time to time or that business operations in the PRC would not become subject to the risk of nationalization, which could result in the total loss of investment in that country.

     b) Economic environment

     During the past two decades, the PRC government has been reforming and is expected to continue to reform its economic and political systems. Many of the reforms are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on the operations of the Group.

     Accordingly, the Group's operating results may be adversely affected by changes in the PRC's political, economic and social conditions and changes in policies of the PRC government, such as changes in laws and regulations (or the interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad and reduction in tariff protection and other import restrictions. The inadequate development of an infrastructure and the potential unavailability of adequate power and water supplies, transportation, satisfactory roads and communications and raw materials and parts may also significantly affect the Group's operating results.

     The PRC economy has experienced significant growth in recent years, but such growth has been uneven among various geographical regions and among various sectors of the economy. The PRC government has implemented various policies from time to time, such as during 1989 to 1991 and again commencing in 1993, to restrain the rate of such economic growth and control inflation and otherwise regulate economic expansion. Although the Group might benefit from these types of policies, more severe measures or other actions by the PRC government could decrease demand for the Group's products or otherwise significantly adversely affect the Group's earnings.

     c) Legal environment

     The legal system of the PRC relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Enforcement of existing laws or agreements may be sporadic and implementation or interpretation of laws inconsistent. The PRC's judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even when adequate law exists in the PRC, it may not be possible to obtain swift and equitable enforcement of the law.

     d) Foreign currency exchange

     The Group receives almost all of its revenues in Renminbi, which is not freely convertible into foreign exchange. However, the Group will require foreign currency to meet foreign currency obligations, such as for further purchases of certain equipment and raw materials, and payment of dividends. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restriction on foreign imports. Effective January 1, 1994, the conversion of Renminbi into United States Dollars must be based on rates set by the People's Bank of China ( the "PBOC"), which rates are set daily based on the previous day's PRC interbank foreign exchange market rate with reference to current exchange rates on the world financial markets (the "PBOC Rate"). Although the Renminbi/United States Dollar exchange rate has been relatively stable since January 1, 1994, there can be no assurance that the exchange rate will not again become volatile or that the Renminbi will not devalue further against the United States Dollar. Exchange rate fluctuations may adversely affect the Group's financial performance because of its foreign currency denominated liabilities and may materially adversely affect the value, translated or converted as applicable into United States Dollars, of the Group's net assets, earnings and dividends.

     The Group currently does not engage in any hedging activities to minimize the effect of exchange rate risks.

     No assurance can be given that the Group will continue to be able to acquire sufficient amounts of foreign currencies in the PRC foreign exchange markets in the future for payment of dividends.


2.   BASIS OF PRESENTATION

     The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

     The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America ("US GAAP"). This basis of accounting differs from that used in the statutory financial statements of Jinpan JV, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to foreign investment enterprises as established by the Ministry of Finance of China.

     The functional currency of the Company is Renminbi ("RMB"), the national currency of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") using PBOC rate of RMB8.28 to US$1, the prevailing rate on December 31, 2002. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

     (a)  Cash and Cash equivalents

          The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (b)  Inventories

          Inventories are priced at the lower of cost or market. Cost is determined using the weighted average cost method.

     (c)  Property, Plant and Equipment

          Property, plant and equipment is stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset, after taking into account the estimated residual value of 10% of the cost. Estimated useful lives are as follows:

          Buildings                                           10 - 20 years
          Machinery and equipment                              6 - 10 years
          Motor vehicles                                            6 years
          Furniture, fixtures and office equipment                  5 years

          Maintenance and repair costs of a routine nature are expensed as incurred. Expenditures for major renewals and improvements that extend the life of an asset are capitalized.

     (d)  Construction in Progress

          Construction in progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use. Construction in progress at December 31, 2001 represented machinery under installation.

     (e)  Income Taxes

          The Company uses the asset and liability method of accounting for income taxes in accordance with Financial Accounting Standard Board ("FASB") Statement No. 109, Accounting for Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

     (f)  Value Added Tax

          In the PRC, Jinpan JV is subject to Value Added Tax ("VAT") payable at 17% on purchases of raw materials or semi-finished goods, except for certain limited types of goods, which can be offset against the VAT payable on sales. However, Jinpan JV is also entitled to retain VAT collected for sales to enterprises incorporated in Hainan Province, net of the related input VAT. Such retained VAT was recognized as other income in the consolidated statements of income upon the granting of annual approval from the PRC Tax Bureau.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (g)  Foreign Currency Translation

          The functional currency of the Group is the Renminbi. The financial statements of foreign subsidiaries having functional currency other than Renminbi have been translated into Renminbi in accordance with FASB Statement No. 52, Foreign Currency Translation. All balance sheet accounts have been translated using the exchange rates in effect at the balance sheet date. Income statement amounts have been translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive income. The effect on the consolidated statements of income of transaction gains and losses is insignificant for all years presented.

     (h)  Operating Leases

          Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the statement of income on the straight-line basis over the lease terms. The operating lease rental incurred by the Group during the years ended December 31, 2002, 2001 and 2000 amounted to RMB1,204,000, RMB922,000 and RMB837,000, respectively.

     (i)  Revenue Recognition

          Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs, the sales price is fixed or determinable and collectibility is reasonably assured. The following policies apply to the Company's revenue transactions:

         (i) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer upon delivery, provided that the Company maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

         (ii) interest income from bank deposits, on a time proportion basis on the principal outstanding and at the applicable interest rate; and

         (iii) retained VAT income, on the granting of annual approval from the PRC Tax Bureau.

     (j)  Use of Estimates

          The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

     (k)  Earnings Per Common and Common Equivalent Share

          Basic earnings per share for the years ended December 31, 2002, 2001 and 2000 have been computed by dividing net income of RMB24,883,000, RMB23,071,000 and RMB16,738,000 by the weighted average number of 3,139,933, 3,149,489 and 3,149,489 shares of common stock outstanding, respectively.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (k)  Earnings Per Common and Common Equivalent Share (continued)

          Diluted earnings per share for the years ended December 31, 2002, 2001 and 2000 have been computed by dividing net income of RMB24,883,000, RMB23,071,000and RMB16,738,000 by the weighted average number of 3,153,722, 3,163,178 and 3,163,178 shares of common stock outstanding, respectively. Reconciliation of for the denominator is as follows:

                                                                           2002               2001                2000
                                                                 ---------------    ---------------    ----------------
           Denominator   for  basic  earnings  per  share  -
              weighted average shares                                 3,139,933          3,149,389           3,149,389

              Effect of dilutive securities:
                Convertible preferred stock                              13,789             13,789              13,789
                                                                 ---------------    ---------------    ----------------

           Denominator  for  diluted  earnings  per  share -
              adjusted weighted average shares and
                   assumed conversions                                3,153,722          3,163,178           3,163,178
                                                                 ===============    ===============    ================


     (l)  Research and Development Costs

          Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and implementation of such through design, testing of product alternatives or construction of prototypes. The group expenses all research and development costs as incurred. The research and development costs incurred by the Group during the years ended December 31, 2002, 2001 and 2000 amounted to RMB1,390,000, RMB544,000 and RMB1,310,000, respectively.

     (m)  Advertising Expense

          The cost of advertising is expensed as incurred. The Company incurred RMB566,000, RMB738,000 and RMB845,000 in advertising costs during 2002, 2001 and 2000, respectively.

     (n)  Shipping and Handling Expenses

          The cost of shipping and handling is expensed as incurred. The Company incurred RMB8.1 million, RMB7.8 million and RMB5.3 million in shipping and handling costs during 2002, 2001 and 2000, respectively.

     (o)  Stock Based Compensation

          The Company has adopted the disclosure-only provision of FAS Statement No. 123, Accounting for Stock Based Compensation ("SFAS 123") and applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3.   SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

     (o)  Stock Based Compensation (continued)

          At December 31, 2002, the Company has one stock-based employee compensation plan, which is described more fully in Note 18 the "1997 Stock Option Plan".

          The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation.

                                                                          Year ended December 31,
                                                                       2002           2001            2000
                                                               -------------    -----------    ------------
                                                                        RMB            RMB             RMB
                                                                   (In thousands, except per share data)
          Net income, as reported                                    24,883         23,071          16,738

          Deduct:     Total    stock-based    employee
          compensation  expense  determined under fair
          value based  method for all  awards,  net of
          related tax effects                                             -           (104)           (145)

          Pro forma net income                                       24,883         22,967          16,593

          Earnings per common share (cents):
          Basic - as reported                                          7.92           7.33            5.31
          Basic - pro forma                                            7.92           7.29            5.27

          Diluted - as reported                                        7.89           7.29            5.29
          Diluted - pro forma                                          7.89           7.26            5.25

     (p)  Product Warranty

          The Company provides a basic limited warranty, including parts and labor, for all products for one year. The Company incurred RMB163,000, RMB108,000 and RMB131,000 in product warranty expense during 2002, 2001 and 2000, respectively.


4.   RESTRICTED TIME DEPOSIT

     As at December 31, 2002, time deposit of RMB20,000,000 was pledged for the short-term loan of RMB20,000,000 borrowed from Industrial and Commercial Bank of China. The time deposit became unrestricted in January 2003 when the loan was repaid on January 15, 2003. The reclassification is determined based on the term of the collateral requirement and not the maturity of the underlying securities.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5.   ACCOUNTS RECEIVABLE, NET

     Accounts receivable comprised:

                                                                  2002           2001            2000
                                                          --------------------------------------------
                                                                 US$             RMB            RMB
                                                                 ---             ---            ---
                                                                        (In thousands)
     Accounts receivable - trade                              14,833         122,771        100,965
     Less: provision for doubtful debts                       (1,350)        (11,177)       ( 8,413)
                                                              -------        --------        -------

     Accounts receivable, net                                 13,483         111,594         92,522
                                                              ======          ======         ======

                                                                2002            2002           2001            2000
                                                          ----------------------------------------------------------
                                                                 US$             RMB            RMB             RMB
                                                                                (In thousands)
     Movement of provision for doubtful debts
     Balance as at January 1                                  (1,016)       (  8,413)      (  7,077)       (  6,486)
     Provided during the year                                   (334)       (  2,764)      (  1,600)       (  1,125)
     Less: Written off during the year                             -               -            264             534
                                                          ------------    ------------   ----------      ----------

     Balance as at December 31                                (1,350)        (11,177)      (  8,413)         (7,077)
                                                              ======          ======         ======          ======

6.   INVENTORIES

     Inventories comprised:                                   2002         2002              2001
                                                        -----------------------------------------
                                                               US$          RMB               RMB
                                                               ---          ---               ---
                                                                      (In thousands)
     Finished products                                        1,574         13,028           12,310
     Products in process                                        512          4,241            5,263
     Raw materials                                            1,470         12,164           14,830
     Supplies                                                     -              -            1,030
                                                             --------     ----------        --------

     Inventories                                              3,556         29,433           33,433
                                                             ======         ======           ======

7.   PROPERTY, PLANT AND EQUIPMENT

                                                              2002         2002              2001
                                                       ------------------------------------------
                                                               US$          RMB               RMB
                                                               ---          ---               ---
                                                                      (In thousands)
     Buildings                                                 861        7,123             6,971
     Machinery and equipment                                 5,070       41,963            37,111
     Motor vehicles                                            901        7,460             5,248
     Furniture, fixtures and office equipment                  510        4,221             3,907
                                                          --------      -------          --------

                                                             7,342       60,767            53,237

     Less: accumulated depreciation                       (  3,809)    ( 31,529)         ( 26,827)
                                                           -------      -------           -------

                                                             3,533       29,238            26,410
                                                            ======       ======            ======

     The Group's buildings are located in the PRC and the land on which the Group's buildings are situated is State-owned.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.   INCOME TAXES

     The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

     Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the United States of America. Jinpan USA has suffered operating losses in the current year and previous years, accordingly no income tax is provided.

     Jinpan JV, a cooperative joint venture registered in the PRC in which the Company has an 85% interest, is subject to PRC income taxes at the applicable tax rate of 15% for Sino-foreign joint venture enterprises registered in Hainan Province, the PRC. In addition, in accordance with the relevant PRC income tax laws applicable to Sino-foreign joint venture enterprises, Jinpan JV is exempt from corporate income tax for two years commencing from the first year with assessable profit after deducting the tax losses brought forward, and is entitled to a 50% tax exemption for the next three years. The first profitable year of Jinpan JV was 1997 and the tax holiday was to expire on December 31, 2001. However, being a technically advanced enterprise, as defined by Ministry of Science and Technology, Jinpan JV is entitled to a 50% tax exemption after the tax holiday for three further years commencing from January 1, 2002 as approved by the relevant government authorities.


     Total dollar and per share effect of tax holidays of Jinpan JV for the years ended December 31, 2002, 2001 and 2000 were as follows:

                                                      2002            2002         2001        2000
                                                    -----------------------------------------------
                                                       US$             RMB          RMB         RMB
                                                       ---             ---          ---         ---
                                                        (In thousands, except for per share data)
     Effect on net income of the year                  377           3,116        2,911       2,385
                                                     =====           =====        =====       =====
     Effect on basic earnings per share               0.12            0.99         0.92        0.76
                                                     =====           =====        =====       =====
     Effect on diluted earnings per share             0.12            0.99         0.92        0.75
                                                     =====           =====        =====       =====

     Pretax income for the years ended December 31, 2002, 2001 and 2000 was taxed in the following jurisdictions:

                                                          2002           2002          2001          2000
                                                     ----------------------------------------------------
                                                           US$            RMB           RMB           RMB
                                                           ---            ---           ---           ---
                                                                       (In thousands)
     British Virgin Islands                               (380)        (3,144)       (2,815)       (2,264)
     United States of America                             (514)        (4,261)       (1,970)       (2,277)
     The People's Republic of China                      4,879         40,376        34,996        28,091
                                                     ---------    -----------     ---------    ----------
                                                         3,985         32,971        30,211        23,550
                                                     =========    ===========     =========    ==========


JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8.   INCOME TAXES (CONTINUED)

     Significant components of the provision for income taxes attributable to income before income taxes are as follows:

                                                          2002           2002         2001          2000
                                                     ---------------------------------------------------
                                                           US$            RMB          RMB           RMB
                                                           ---            ---          ---           ---
                                                                       (In thousands)
     Current                                              (386)        (3,190)      (2,991)       (2,385)
     Deferred                                                9             74           80             -
                                                     ----------     ----------    ---------    ----------
                                                          (377)        (3,116)      (2,911)       (2,385)
                                                     ==========     ==========    =========    ==========


     Deferred tax assets comprised the following at December 31, 2002 and 2001:

                                                            2002         2002          2001
                                                        -----------------------------------
                                                             US$          RMB           RMB
                                                             ---          ---           ---
                                                                  (In thousands)
     Provision for doubtful debts                             98          811           952
     Deferred income                                          26          215             -
     Net operating loss of Jinpan USA carry forward          646        5,349         3,645
                                                        ---------    ---------    ----------
     Total deferred tax assets                               770        6,375         4,597
     Valuation allowance for deferred tax assets            (646)      (5,349)       (3,645)
                                                        ---------    ---------    ----------
     Net deferred tax assets                                 124        1,026           952
                                                        =========    =========    ==========

     Management of the Group does not believe that sufficient objective, positive evidence currently exists to conclude that recoverability of net operating loss of Jinpan USA is more likely than not. Consequently, the Group has provided a RMB5,349,000 (2001:RMB3,645,000) valuation allowance covering 100% of net operating loss of Jinpan USA. The change in the valuation allowance for the current year is RMB1,704,000 (2001:RMB788,000). At December 31, 2002, the Group has available net operating loss of RMB13,374,000 (2001:RMB9,112,000), which will expire in the years 2017 to 2022.

     There were no deferred tax liabilities as at December 31, 2002 and 2001.

     The reconciliation of income tax computed at the PRC statutory income tax rate of 15% (2000:15% and 1999:15%) in Hainan Province, the PRC to income before minority interests is as follows :

                                                                     2002            2002         2001        2000
                                                                  ------------------------------------------------
                                                                      US$             RMB          RMB         RMB
                                                                                       (In thousands)
     Computed expected income taxes                                   598           4,945        4,532       3,533
     Impact of tax holiday of Jinpan JV                              (386)         (3,190)      (2,991)     (2,385)
     Non-deductible losses                                             57             472          422         340
     Effect of difference between the PRC and USA tax rate           (129)         (1,065)      (  493)     (  569)
     Change in valuation allowance                                    206           1,704          788         911
     Others                                                            31             250          653      (  555)
                                                                  --------        --------     --------      -------

                                                                     377            3,116        2,911       2,385
                                                                    =====           =====        =====       =====

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

9.   BANK LOANS

     Bank loans comprised:

                                                2002           2002              2001
                                             -----------------------------------------
                                                 US$            RMB              RMB
                                                 ---            ---              ---
                                                          (In thousands)
     Short term bank loan                      2,417            20,000               -
     Letters of credit                           443             3,667            1,996
     Less: current portion                    (2,860)          (23,667)         ( 1,996)
                                              ------           -------          -------
                                                   -                 -                -
                                              ======           =======          =======

     The bank loan is secured by time deposit of RMB20,000,000 in the name of Jinpan JV, which carries a weighted average interest rate of 6.04% and was repaid on January 15, 2003.

     Letters of credit are unsecured, bear interest at a weighted average rate of 5.25% and 7.88% per annum for the years ended December 31, 2002 and 2001, respectively, and are repayable within 90 days. The Group has total credit facilities of RMB45,485,000 (US $5,500,000) as of December 31, 2002, of which RMB41,848,000 (US $5,057,000) is unused. Of the totl credit facilities, RMB33,080,000 (US $4,000,000) will be expired in July 2003, and the others have no fixed terms of realization.

10.  GOVERNMENT GRANT

     Since 1998, Jinpan JV received grants-in-advance from the PRC local government for its past business performance. The Group recognizes revenue in the statement of income upon receipt of the approval from the government. The Group recognized income of RMB1,280,000, nil and RMB1,354,000 in 2002, 2001 and 2000 respectively. As of December 31, 2002, Jinpan JV received RMB4,804,000 for which relevant approval documents from the government were not received. As management of the Group does not believe that sufficient objective, positive evidence currently exists to conclude that approval of the grant from the government is probable, the receipt has not been recognized in the statement of income as of December 31, 2002.

11.  DISTRIBUTION OF INCOME

     According to the Articles of Association of Jinpan JV, Jinpan JV is required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and a staff welfare and bonus fund based on the net income as reported in the statutory accounts prepared in accordance with PRC GAAP. The amount of retained earnings of Jinpan JV available for distribution under PRC GAAP was approximately RMB37 million as of December 31, 2002 and 2001.

     The statutory reserve fund, enterprise expansion fund and the staff welfare and bonus fund represent appropriations made at the sole discretion of the board of directors. The enterprise expansion fund is used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Jinpan JV.

     During the years ended December 31, 2002, 2001 and 2000, the directors of Jinpan JV proposed the following appropriations to reserves.

                                                  2002            2002         2001        2000
                                               ------------------------------------------------
                                                   US$             RMB          RMB         RMB
                                                   ---             ---          ---         ---
                                                                    (In thousands)
     Statutory reserve fund                        272           2,253            -            -
     Enterprise expansion fund                     225           1,863            -            -
     Staff welfare and bonus fund                   -                -            -            -
                                                ------         -------        -------      ------
                                                   497           4,116            -            -
                                                 =====         =======        =======      ======

     No dividends were declared during the years ended December 31, 2002, 2001 and 2000.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12.  COMMITMENTS

     The Company leases certain buildings and apartments under non-cancelable lease arrangements. These operating leases expire in various years through 2007. These leases may be renewed for periods ranging from one to two years.

     Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2002:

                                                         US$           RMB
                                                     (In thousands)
     2003                                                107           884
     2004                                                 81           669
     2005                                                 72           597
     2006                                                 56           462
     2007                                                  9            77
                                               -------------    ----------
     Total minimum lease payments                        325         2,689
                                               =============    ==========


13.  RELATED PARTY TRANSACTIONS

     During the years ended December 31, 2002 and 2001, the minority shareholders borrowed RMB888,000 and RMB728,000 respectively from Jinpan JV, which was interest free and repayable within one year. The amount of RMB728,000 was repaid in February 2002 and the remaining repaid in December 2002.


14.  FINANCIAL INSTRUMENTS

     Concentrations of credit risk

     Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents and accounts receivable.

     The Group maintains cash and cash equivalents with Bank of China, Industrial and Commercial Bank of China, China Construction Bank and Nan Yang Commercial Bank in the PRC and Citibank, N.A. in the United States.

     Concentrations of credit risk with respect to accounts receivable are limited due to the large number of entities comprising the Group's customer base. The Group performs ongoing credit evaluations of its customers' financial conditions and does not require collateral for accounts receivable.

     The provision for doubtful accounts the Group maintains is based upon the expected collectibility of all accounts receivable. Losses have been within management's expectations.

     Fair Value

     Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates its fair value.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

14.  FINANCIAL INSTRUMENTS (CONTINUED)

     Accounts receivable, other receivables, accounts payable, advance from customers, accruals, other liabilities and bank loans: The carrying amounts reported in the balance sheet for these items approximate their fair value. The fair values of receivables and loans and borrowings are estimated using discounted cash flow analysis, based on current incremental lending rates for similar types of lending and borrowing arrangements.


15.  CONCENTRATION OF RISK

     During 2002, the Company was dependent on two major suppliers of silicon steel and electrical magnetic wires, Thyssenkrupp Electrical Street GmbH and Hainan Qiongshan Dayou Machinery Manufacture Co. Ltd., which accounted for approximately 33% and 29% of total purchases, respectively.


16.  PENSION AND OTHER POSTRETIREMENT BENEFITS

     The Company and Jinpan USA do not have any retirement plans while Jinpan JV has a defined contribution retirement plan for its employees. As stipulated by the PRC government regulations, Jinpan JV participates in a defined contribution retirement plan organized by the government of Hainan
     Province, the PRC. All permanent employees are entitled to an annual pension which is equal to a fixed proportion of their final basic salary at their retirement date. Jinpan JV and its employees are required to make contributions to the retirement plan at rates of 20% and 5% of the employees' basic salary, respectively. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government which is responsible for the payments of pension benefits to retired employees. Jinpan JV has no obligations for the pension benefits beyond the annual contributions as described above. The pension costs recognized by Jinpan JV during the years ended December 31, 2002, 2001 and 2000 amounted to RMB493,000(US$59,561), RMB287,000and RMB228,000, respectively.


17.  OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

     Description of products by segment

     Cast resin transformers is the only reportable segment of the Group.

     Geographic area data

                                                                  Year ended December 31,
                                                   2002             2002             2001            2000
                                              ----------------------------------------------------------------
                                                   US$               RMB             RMB              RMB
                                                                       (In thousands)
     Revenues from external customers:
     United States                                       896           7,413            6,965           2,335
     PRC                                              26,824         222,008          177,515         138,929
                                              ---------------    ------------    -------------    ------------
                                                      27,720         229,421          184,480         141,264
                                              ===============    ============    =============    ============
     Long lived assets by area:
     United States                                         6              50               49
     PRC                                               3,527          29,188           30,276
                                              --------------     ------------    -------------
                                                      3,533           29,238           30,325
                                              ==============     ============    =============


JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  EQUITY

     Pursuant to the board resolution of the Company dated January 21, 2002, the officers of the Company were authorized and empowered, in the name and on behalf of the Company, to purchase up to 320,000 shares of the Company's common stock from time to time in the open market and through privately, negotiated transactions; such repurchase program is to be financed from internally generated corporate fund, with the acquired stock to be available for use under the Company's stock option plan for other corporate purpose. As of December 31, 2002, 29,577 shares of the Company's common stock were transferred back into treasury at an aggregate cost of $89,606 (approximately RMB742,000).

     The Company's convertible preferred stock ("preferred stock") is convertible at any time to shares of common stock and each share of preferred stock entitles its holder to the same number of votes as a share of common stock. Holders of preferred stock are entitled to receive a preferred per share dividend (6% per annum) payable in kind, compounded quarterly. All accrued and unpaid dividends (approximately RMB5,800 as at December 31, 2002) on the preferred stock are to be cancelled upon conversion into common stock. In the event of the Company's liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of common stock in the distribution of assets in an amount equal to the sum of: (i) $4.375 per share, and (ii) an amount equal to declared but unpaid dividends on each such share.

     (a)  1997 stock option plan

          A total of 500,000 shares of Common Stock have been reserved for issuance under the Company's 1997 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan provides for options to employees, officers, directors and consultants of the Company. The Stock Option Plan, which was established in October 1997, is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. Options shall be fully vested and become exercisable at the date of grant. The maximum term of options granted under the Stock Option Plan is 10 years.

          In 1998, the Company granted options to purchase 300,000 shares of the Company's outstanding common stock under the Stock Option Plan to Dr. Xinming Mu, then a director and employee of the Company. Pursuant to a Mutual Release and Settlement Agreement between the Group and Dr. Mu, signed in October 2000, Dr. Mu consented and agreed to forfeit these options. The forfeiture of the shares did not result in any additional compensation costs.

     (b)  Stock option agreement

          In January 1998, the Company entered into an agreement with Dr. Mu to grant to Dr. Mu in April 1999, options to purchase 100,000 shares of common stock of the Company at an exercise price of US$4.375 per share provided that Dr. Mu served as a director of the Company during the period commencing from January 1, 1999 and ending March 31, 1999. The term of this option was to be three years commencing immediately upon the grant thereof.

          The Company accounted for this plan under APB 25 and related interpretations under which aggregate compensation of approximately RMB1,759,000 related to this option was charged to the statement of income over the period from February 1998 to March 1999. During the year ended December 31, 1999, compensation of approximately RMB377,000 related to this option was charged to the consolidated statement of income.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  EQUITY (CONTINUED)

     (b)  Stock option agreement (continued)

          Dr. Mu terminated his relationship with the Company in January 2000. This agreement was amended in February 2000 to reduce the option grant to 50,000 shares and to permit Dr. Mu to retain the option. No compensation cost was incurred as a result of this agreement.

          No options were exercised in relation to this agreement in 2002, 2001 and 2000.

     (c)  2001 stock option contracts

          In February 2001, the Company entered into stock option contracts with five of its directors and Chief Financial Officer, to purchase 60,000 shares of common stock of the Company. Options granted are exercisable at the price of US$2.7 per share and subject to expiration 8 years from the date of grant, are not transferable other than on death, and are exercisable from the date of grant.

          The  Company   accounts  for  this  plan  under  APB  25  and  related
          interpretations and no compensation cost was recognized.

          Mr. Cherry Li and Ms. Grace Zhu, who were nominated as a director and Chief Financial Officer of the Company, each terminated their relationships with the Company in June and August 2002, respectively. The board of directors, in its discretion, permitted Mr. Li and Ms. Zhu to retain the option. The forfeiture of the shares did not result in any additional compensation costs.

          No options were exercised in 2002 or 2001.

     (d)  Warrants granted to non-employees

          According to a conditional agreement dated October 28, 1998, the Company agreed to grant to Minson Group and Mr. Simon M. Lorne five-year warrants, exercisable at the closing market price for the Company's common stock on the American Stock Exchange on the date of the agreement, to purchase an aggregate of 100,000 shares of the Company's common stock. These warrants were used as an incentive for Minson Group and Mr. Lorne to provide consulting services and successfully find a merger or acquisition opportunity. However, the Company did not have authorized options sufficient to satisfy the obligations under this agreement because these options are subject to authorization by its Board and approval from shareholders. According to the agreement, if such options are not authorized for any reason on or before the earlier of (a) shareholder approval of a proposed acquisition as described above, or (b) July 1, 1999, the Company agreed to make cash payments equal to the value at the time of the options that would otherwise have been granted under the terms of this agreement. However, pursuant to the Board Resolution dated August 19, 1999, the above consulting agreement with Minson Group and Mr. Simon
          M. Lorne was canceled.

          On January 18, 2000, Minson Group and Mr. Lorne filed a lawsuit alleging that, under the above consulting agreement, the Company was obligated to issue them warrants to purchase 100,000 shares of the Company's common stock at an exercise price equal to the closing
          market   price  on  the   date  of  the   consulting   agreement,   or
          alternatively, to pay to them an amount equal to US$150,000 (RMB1,242,000). Pursuant to a Mutual Release and Settlement Agreement signed between the Group and the Plaintiffs in September 2000, the Group paid the Plaintiffs the sum of US$50,000 (RMB415,000). In return, the Plaintiffs dismissed their claims in 2000. There were no warrants to non-employees outstanding as at December 31, 2002, 2001 and 2000.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  EQUITY (CONTINUED)

     (e) Number of common stock reserved for issuance upon exercise of warrants and stock options

                                                   2002              2001
                                          --------------      ------------

          Warrants                              115,050           115,050
          Stock options                         440,000           440,000
                                          --------------      ------------

          Total                                 555,050           555,050
                                          ==============      ============

          In February 1999, warrants to purchase 115,050 shares of the Company's common stock were issued by the Company in connection with the issuance and sale of common stock by the Company in a private placement to accredited investors. The exercise price of the warrants is US$4.00 each. The warrants expired unexercised in February 2003.

     (f)  Disclosure of information pursuant to FAS 123

          Pro forma information regarding net income and earnings per share is required by FAS 123, and has been determined as if the Company had accounted for its stock options under the fair value method of that statement. As the Company had no new grants of options in the current year and all of the 440,000 outstanding options were vested and exercisable at the date of grant, there is no pro forma impact on net income under SFAS 123. The fair value of options granted for 2001 and 2000 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:


                                                      2002         2001         2000
                                                ----------   ----------    ---------
          Risk-free interest rate                        -        4.55%        6.53%
          Dividend yield                                 -            -            -
          Volatility factor                              -        50.5%        57.9%
          Weighted average expected life                 -      2 years      2 years

          The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Company's stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

          For the purpose of pro forma disclosures, the estimated fair value of the options is amortized to write off the amount over the options' vesting period. The Company's pro forma information is elaborated above in 3(o).

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.  EQUITY (CONTINUED)

     (f)  Disclosure of information pursuant to FAS 123 (continued)

          A summary of the Company's stock option activities, and related information for the years ended December 31, 2002, 2001 and 2000 are as follows:

                                                      2002                    2001                    2000
                                            ------------------------------------------------------------------------
                                                          Weighted                Weighted                Weighted
                                                          average                  average                average
                                                          exercise                exercise                exercise
                                              Options      price      Options       price      Options      price
                                            ----------- ----------- ----------- ------------------------------------
                                                            US$                      US$                     US$

          Outstanding at beginning of year     440,000       4.147     380,000        4.375     730,000       4.375
          Granted                                    -           -      60,000        2.700      50,000       4.375
          Exercised                                  -           -           -            -           -           -
          Cancelled                                  -                       -                  100,000
          Forfeited                                  -           -           -            -     300,000       4.375
                                            ----------- ----------- ----------- ------------------------------------
          Outstanding at the end of year       440,000       4.147     440,000        4.375     380,000       4.375
          Exercisable at the year end          440,000       4.147     440,000        4.147     380,000       4.375

          Weighted average fair value of
            options granted during the year        N/A                 US$0.21                  US$0.83

          Weight-average exercise prices for options outstanding as December 31, 2002 are US$4.147. The weighted-average remaining contractual life of those options is one year.

                                  EXHIBIT INDEX

    EXHIBIT NO.            DESCRIPTION
    -----------            -----------

       23.1                Consent of Independent Auditor
       99.1 Certification Pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.