Form 20-F
period 2003-12-31
JINPAN INTERNATIONAL LTD
filed 2004-07-14
CIK 1053008

SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                           -------------------------

                                    FORM 20-F
                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
                     OF THE SECURITIES EXCHANGE ACT OF 1934
                   for the fiscal year ended December 31, 2003

                           Commission File No. 1-14742
                           ---------------------------

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

                                3,329,389 shares

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

                          Item 17   |_|         Item 18  |X|

                                Table of Contents
                                -----------------

                                                                            Page
                                                                            ----


Item 1.   Identity of Directors, Senior Management and Advisors
Item 2.   Offer Statistics and Expected Timetable
Item 3.   Key Information
Item 4.   Information on the Company
Item 5. Operating Financial Review and Prospects - Management's Discussion and Analysis
Item 6.   Directors, Senior Management and Employees
Item 7.   Major Shareholders and Related Party Transactions
Item 8.   Financial Information
Item 9.   Offer and Listing
Item 10.  Additional Information
Item 11.  Quantitative and Qualitative Disclosure About Market Risk
Item 12.  Description of Securities Other than Equity Securities
Item 13.  Defaults, Dividend Arrearages and Delinquencies
Item 14.  Material Modifications to the Rights of Security Holders and
            Use of Proceeds
Item 15.  Controls and Procedures
Item 16A. Audit Committee Financial Expert
Item 16B. Code of Ethics
Item 16C. Principal Accountant Fees and Services
Item 16D. Exemptions From the Listing Standards for Audit Committees
Item 16E  Purchases of Equity Securities by the Issuer and Affiliated
            Purchasers
Item 17.  Financial Statements
Item 18.  Financial Statements
Item 19.  Exhibits

                                     PART I

CURRENCY TRANSLATION
--------------------

         We, Jinpan International Limited, together with our 85% owned subsidiary Hainan Jinpan Special Transformer Works, a Sino-foreign cooperative joint venture, and Hainan Jinpan's predecessor, Haikou Jinpan Special Transformer Works, are referred to in this annual report collectively as "we", unless Jinpan International, Hainan Jinpan or Haikou Jinpan are specifically referenced. We prepare our financial statements in accordance with U.S. GAAP. We publish our financial statements in Renminbi Yuan, which are referred to in the financial statements as "RMB" or "Renminbi", the lawful currency of the People's Republic of China. For the reader's convenience, some financial information has been translated from Renminbi to the U.S. Dollar, referred to herein as "U.S.$" using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003, of RMB 8.28 = U.S.$1.00. The dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations means that the Remnibi amounts (i) actually represent the corresponding dollar amounts stated, or (ii) could be converted into dollars at the assumed rate.

ITEM 1.  IDENTITY OF DIRECTORS, SENIOR MANAGEMENT AND ADVISORS

         Not Applicable.

ITEM 2.  OFFER STATISTICS AND EXPECTED TIMETABLE

         Not Applicable.

ITEM 3.  KEY INFORMATION

SELECTED FINANCIAL DATA
-----------------------

         The following selected financial data should be read in conjunction with Item 5, "Management's Discussion and Analysis of Financial Condition and Results of Operations" and the consolidated financial statements and notes included in this annual report.

         Set forth below is selected consolidated financial data with respect to our statements of operations for the years ended December 31, 2003, 2002, 2001, 2000 and 1999. Year-end data for the year ended December 31, 1999 was derived from our Consolidated Financial Statements audited by Arthur Andersen & Co., Hong Kong, independent public accountants. Year-end data for the years ended December 31, 2003, 2002, 2001 and 2000 was derived from our Consolidated Financial Statements audited by Ernst & Young, Hong Kong, independent public accountants, whose report for the years ended December 31, 2003, December 31, 2002, December 31, 2001 and December 31, 2000, is included elsewhere in this report.

                                                                  Year ended December 31,
                              --------------------------------------------------------------------------------------------------
                                   1999           2000            2001             2002                     2003
                              --------------------------------------------------------------------------------------------------
                                      RMB             RMB                 RMB       RMB             RMB              U.S.$(1)
                                                  (Amounts in thousands, except net income per share data)
Income Statement Data:
   Sales                            106,800          141,264            184,480    229,421         276,564            33,426
   Costs of goods sold              (56,691)         (73,869)          (104,686)  (128,770)        (157559)          (19,043)
   Gross profit                      50,109           67,395             79,794    100,651         119,005            14,383

   Selling and
   administrative  expenses         (38,497)         (50,744)           (57,396)   (81,325)        (86,883)          (10,500)

   Interest Expenses                   (385)            (925)              (600)      (541)           (354)
                                                                                                                         (43)
   Other income                       7,849            7,824              8,413     14,186           4,717               569
   Income before taxation
                                     19,076           23,550             30,211     32,971          36,485             4,409
   Income Tax                        (1,285)          (2,385)            (2,911)    (3,116)         (3,727)             (450)
   Income before Minority            17,791           21,165             27,300     29,855          32,758             3,959
   Interest
   Minority interest                 (3,608)          (4,427)            (4,229)    (4,972)         (5,845)             (706)
   Net income                        14,183           16,738             23,071     24,883          26,913             3,253

   Earnings (loss) per share:

    basic                              2.26             2.66               3.66       3.96            4.21              0.51
    fully diluted                      2.24             2.65               3.65       3.93            4.15              0.50
    Number of shares outstanding:
    basic                         6,285,134        6,298,978          6,298,978  6,279,866       6,390,804         6,390,804
    fully diluted                 6,326,356        6,326,556          6,326,556  6,329,854       6,487,116         6,487,116




                                      December        December       December     December        December
                                      31, 1999        31, 2000       31, 2001     31, 2002        31, 2003
                                     ----------      ----------     ----------   ----------  -------------------

                                         RMB             RMB             RMB         RMB       RMB      U.S.$(1)
Balance Sheet Data:
   Cash and cash equivalents            41,556          36,560         44,510      63,800      66,571     8,047
   Total assets                        145,685         168,142        203,711     267,261     283,890    34,314
   Minority interest                     5,224          11,506          7,028      10,899       6,841       827
   Equity                              121,555         137,412        160,464     184,604     208,854    25,244


--------------------
(1) For your convenience, translation of amounts from Renminbi into U.S. dollar has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2003 of RMB8.28 = U.S.$1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollar at that rate or at any other established rate.

FORWARD LOOKING STATEMENTS
--------------------------

         Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

         We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and we are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "expect", "anticipate", "intend", "estimate", "forecast", "project" and similar expressions identify forward-looking statements.

         The forward-looking statements in this document are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements, including the achievement of the anticipated levels of profitability, growth, cost, the timely development and acceptance of new products, the impact of competitive pricing, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission.

         Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

RISK FACTORS
------------

         You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facin g our company. Our business, financial condition or results of operations could be materially adversely affected by any of these risks. The trading price of our shares could decline due to any of these risks, and you may lose all or part of your investment.

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

ACCIDENTS INVOLVING THE USE OF OUR TRANSFORMERS COULD RESULT IN INJURY OR DAMAGE TO OUR CUSTOMERS, EXPOSE US TO FINANCIAL LIABILITY AND ADVERSELY AFFECT OUR MARKETING ABILITY.

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

CHANGES IN CHINA'S PRESENT POLICY OF ECONOMIC REFORM AND ITS PRESENT MECHANICS OF ECONOMIC PROTECTION FOR FOREIGN INVESTMENT ENTERPRISES COULD HARM OUR OPERATING RESULTS.

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

         The principal raw materials we require in our business are cast resin used to coat the copper coils of our transformers, silicon steel which comprises the cores of our transformers and copper foil for our copper foil windings. We obtain all of our requirements for cast resin from Bakelite, a German corporation, silicon steel from Thyssenkrupp Electrical Street GmbH a European company, and copper foil from OuoKumpu Poricooper oY and Hainan Qiongshan Dayou Machinery Manufacture Co. Ltd. in China. Although we usually have a two to three month supply of these raw materials in our inventory and we believe that we are able to obtain our cast resin, silicon steel or copper foil materials from several other companies besides our current suppliers, if we were to experience significant delays, interruptions or reductions in the supply of cast resin, silicon steel or copper foil, we could be faced with increased costs and our results of operations could be materially adversely affected.

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

         The market for cast resin transformers in China is highly competitive and we expect competition to increase in the future. We believe that we primarily compete with several large transformer manufacturers as well as a number of small transformer manufacturers. Most of our competitors are government-owned entities. A number of our competitors have greater name recognition and more extensive engineering, manufacturing and marketing capabilities than we do. Our future success will largely depend on our marketing efforts and ability to expand production capacity. Although price has not historically been a major factor in competing against other cast resin transformer manufacturers, it does remain a factor in competing against oil-filled transformer manufacturers and other more traditional, less expensive transformer devices. Increased competition could result in price reductions or loss of market share, which would adversely affect our business, results of operations or financial condition. Foreign companies do not currently compete against us in the transformer market in China due to high production costs. There can be no assurance, however, that foreign manufacturers will not enter into such joint venture arrangements or establish such wholly foreign-owned enterprises, which would subject us to increased competition with foreign companies and adversely affect our operations. We believe that the principal competitive factors affecting the market in China include, in order of significance, product reputation, product performance and safety, product quality, marketing expertise and product price. There can be no assurance that we will be able to compete successfully in the future with existing or new competitors. Following entry into the World Trade Organization, we may have additional competitors, in China such as ABB, Siemens and Alstom.

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

         The electrical transformer industry may be subject to changing technology, evolving industry standards, emerging competition and innovative product introductions. Although we are not presently aware of a more advanced technology than we currently possess that is applicable to our products, there can be no assurance that we can successfully identify new technologies as they arise and develop and bring new products and services to the market in a timely manner or that products, services or technologies developed by others will not render our products, services or technologies noncompetitive, obsolete or less marketable.

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

         o our trademarks would not be upheld by the Chinese government or its judicial system if challenged; or

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

         According to the statistical bulletin provided by China's National Statistics Bureau, China's economic output in 2003 grew 9.1% over the previous year, reaching 11.7 trillion yuan (1.4 trillion US dollars). Imports and exports grew 39.9% and 34.6% respectively, reaching 412.8 billion US dollars and 439.4 billion US dollars. The consumer price index increased 1.2% in 2003. There is no assurance that the Chinese economy will continue to grow in such rates and if it fails to do so our business may be adversely affected.

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

         Hainan Jinpan was established in June 1997 as a Sino-foreign cooperative joint venture between Haikou Jinpan and Jinpan International. It is located in Hainan Province in southern China and is principally involved in the design, manufacture and sale of cast resin transformers. Until June 30, 1997, Hainan Jinpan's operations were wholly-owned and conducted by Haikou Jinpan, which has, since its establishment in August 1993, sold in excess of 9,729 cast resin transformers in China and has produced aggregate revenues of approximately RMB 1,164 million (U.S.$141 million) as of December 31, 2003. Pursuant to the terms of the joint venture contract between Haikou Jinpan and Jinpan International, Haikou Jinpan received a 15% equity interest in Hainan Jinpan in exchange for the capital contribution of its building, equipment and other production and related facilities, while we received an 85% equity interest in Hainan Jinpan in return for our commitment to contribute capital of U.S.$2.1 million. Hainan Jinpan has purchased all remaining assets and liabilities of Haikou Jinpan in exchange for U.S.$2.1 million.

BUSINESS OVERVIEW
-----------------

         GENERAL OVERVIEW

         Through our joint venture interest in Hainan Jinpan, we design, manufacture and sell cast resin transformers for voltage distribution equipment in China. Our cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. We are one of the largest manufacturers and distributors of cast resin transformers in China, using the aggregate capacity of the transformers as measured in kilovolt-amperes ("KVA") as a basis for comparison. In 2003, Hainan Jinpan had total sales of RMB276.6 million (U.S.$33.4 million) based upon sales of our transformers having a total capacity of 2.44 million KVA. Hainan Jinpan obtained an ISO9001 certification of its cast resin transformers in April 1997, which has been renewed for an additional period of three years expiring in 2006. Hainan Jinpan also gained an ISO14001 certification from the Environmental Management Certification Center for the Machinery Industry in September 2000, making it one of only a few Chinese transformer manufacturers to have been so certified by the International Standardizing Organization. Equipment manufactured by Hainan Jinpan has gone through complete type testing and has been certified by KEMA High Power Laboratory in September 1999. In addition, Hainan Jinpan's transformers have been certified by the Chinese Ministry of Machinery and Ministry of Electric Power, indicating that Hainan Jinpan has satisfied the required national standards related to its:

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

         OUR ELECTRIC TRANSFORMING PRODUCTS

         We manufacture and sell primarily three types of cast resin transformers. For the Chinese market we make 155 and 188 degree Celsius insulation (class F and class H). We manufacture and sell 16 standard sizes of transformers with KVA capacities ranging between 100 to 3150 KVA. For transformers with KVA of 400 and under, the high and low voltage coils are cast in epoxy resin under vacuum condition. Above 400 KVA the high voltage are cast in epoxy resin under vacuum conditions and the low voltage are encapsulated. For the U.S. and North American markets we use two temperature systems: 150 degree Celsius and 185 degree Celsius per ANSI, IEEE & NEMA standards . For each insulation system we manufacture 9 standard sizes with KVA capacities ranging from 300 KVA to 3750 KVA. Our current maximum transformer KVA range both for the Chinese and the U.S. and North American markets is 20,000KVA.

         In the event that none of our standard size cast resin transformers meets a customer's requirements or a customer seeks to purchase a transformer with a capacity in excess of the maximum KVA capacities of our transformers, we offer design engineering services which enable us to manufacture a custom made transformer to fulfill a customer's particular needs. In order to customize our transformers, we employ twenty-five 25) design engineers who utilize 3D design system, Mechanic Desk Top software and Auto Desk to design custom made transformers. For example, our engineers designed and we installed a custom made transformer with a capacity of 10,000 KVA for use in the Beijing subway system. The pricing of our transformers is based upon capacity as measured in KVA. The price of our transformers is typically increased by an additional 5% in the event that any design engineering services are performed, regardless of the extent of services performed.

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

BUSINESS STRATEGY

         Our current business strategy is centered about strengthening our position as a leading manufacturer in China by concentrating on the following areas:

New products

         We will continue to develop technologies in order to extend our product line in areas in which we believe we will have a competitive edge over our competitors. One of these new technologies which has been developed over the past three years is resin cast coil transformers, which require highly advanced production technology. The duration of any new projects we enter into will vary depending on the complexity of the applicable technology. We believe new products will greatly enhance our competitiveness in China and abroad.

Forward Integration

         In an effort to leverage our sales force and existing customer base we will continue exploring areas for possible forward integration. Currently, our sales force is comprised of 31 sales offices with 58 direct sales employees and 11 independent sales agents covering all major provinces and industrial cities throughout China. Our forward integration efforts are undertaken as a result of the success realized though our unit substation business which was initiated in 1999 and has grown considerably since then. A unit substation is a miniature power generation station comprised of high voltage switchgear, transformer, low voltage switchgear, power measure and power factor compensation device and interconnected with cable or buss bar. Jinpan fabricates unit substations by integrating the aforementioned equipment together with our transformers. Unit substations are especially used in applications related to construction and reconstruction of the city power network. Currently we are investing potential business possibilities associated with the fabrication of the other components that form part of the unit substation. Based on our success with the unit substations, we believe that in the long term we will be able to become a major supplier and offer complete packages to our customers.

Strengthen our sales force and advance our markets

         We have increased our sales force and as of December 31, 2003 we had 31 sales offices and 11 independent sales agents . We will continue this trend as needed to fully exploit the high growth markets.

         We will continue working with and supporting our U.S. partners who purchase our cores and coils for their transformer production and sales. We anticipate that UL product recognitions will open the North American market to our products. We plan on stepping up sales and promotional efforts to handle the expected increase in sales volume as access is gained to this new line of customers.

         We continue working on becoming a major player in the large original equipment manufacturer market ("OEM"). UL certification will enhance the attractiveness of our products to this market.

         We continue to focus our attention on ensuring that our delivery times and price structure remains competitive and that we satisfy our customers needs with a high degree of responsiveness. Our engineers in our U.S. office and Haikou Headquarters work closely to ensure fast delivery of core and coils from Haikou.

BACKGROUND INFORMATION RELATING TO THE ELECTRIC TRANSFORMER INDUSTRY IN CHINA

         From 1998 to 2003 the GDP of China grew 42.2% as adjusted for inflation, which represented an average annual rate of increase of 7.9%. During the same period in China, annual urban household per capita income increased 44.7% as adjusted for inflation, which represented an average annual rate of increase of 9.32%. The electricity production of China increased 54.4%, which represents an average annual increase of 10.54%. In 2003, China ranked second worldwide with the total electricity output amounting 1,911 billion KWH, an increase of 15.5% from the previous year. We believe that the fast growing Chinese economy has been the main reason for the significant increase in demand for many consumer products requiring electric power for their operations. Furthermore, China's major cities, such as Beijing, Shanghai and Guangzhou, have been requiring a greater capacity to provide electrical power than in the past because of the significant population increases in the major cities caused by the large influx of rural migrants in recent years.

         According to the Chinese Association of Transformers, production and sales of cast resin transformers in China have increased significantly since 1991. In 1991, the aggregate production output of installed cast resin transformers was .43 million KVA. Since 1993, installations of cast resin transformers have risen dramatically as shown in the table below:

                         Total KVA Capacity of Cast
         Year     Resin Transformers Installed (in millions)
         ----     ------------------------------------------

         1993                           2.64
         1994                           3.97
         1995                           6.19
         1996                           6.48
         1997                           6.14
         1998                           8.76
         1999                           9.88
         2000                          11.98
         2001                          14.40
         2002                          15.78
         2003                          17.55

         From 1999 through 2003, the production and sales of cast resin transformers in China was 69.6 million KVA, translating to an average production and sales per year of 14.3 million KVA, which is an increase of 14.6% per year in transformers sales in China. According to the power supply part of the Chinese government's Five Year Plan, as modified, from 2003 to 2005, the power generating capacity in China should be increased by 25 million KW per year and should amount to 430 million KW by 2005. Market demands for transformers is closely related to power generating equipment and, calculating in the proportion of 1:11, there should be a transformer demand of 27.5 million KVA by 2005. The Chinese government's Five Year Plan also calls for environmental protection and energy saving, which are advantages of our cast resin transformer. In 2002, the integrated profit index of Jinpan ranked third among the transformer industry of China, and now we are committing to improving our core competitiveness by reducing costs and perfecting our enterprise culture.

         The table below sets forth our consolidated sales, by geographic region, for the years ended December 31, 2001, 2002 and 2003:

                                          YEAR ENDED DECEMBER 31,
                                          -----------------------
                                   2001            2002            2003
                                   ----            ----            ----
                                        (U.S. DOLLARS IN MILLIONS)

Beijing                             5.7             5.9             5.9
Guangdong                           3.9             4.9             4.9
Wuhan                               1.5             1.7             1.5
Chongqing                           --              0.4             1.8
Yunnan, Guizhou                     --              1.0             1.0
Chengdu                             1.3             1.8             2.7
Dongbei                             2.2             3.0             2.3
Shanghai                                                            2.8
Jiangsu                                                             3.1
Zhejiang                                                            1.5
Other                               7.7             9.0             5.9
                                   -------------------------------------------
                           Total:  22.3            27.7            33.4


THE RAW MATERIALS USED IN OUR CAST RESIN TRANSFORMERS AND THEIR SOURCES OF
SUPPLY

         The principal raw materials we require for our business are cast resin used to coat the copper coils of our transformers, silicon steel, which comprises the cores of our transformers and copper foil for our copper foil windings. We obtain all of our requirements of cast resin from Bakelite, a German corporation, silicon steel from Thyssenkrupp Electrical Street GmbH, a European company, and copper foil from Mansfelder Kupfer and Messign GmbH and KM Europe Metals, both German companies and from Hainan Qiongshan Dayou Machinery Manufacture Co. Ltd. in China.

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

OUR SALES AND MARKETING NETWORK

         We sell our cast resin transformers through our sales network, which consists of the use of 31 regional sales offices in various cities in China, including Beijing, Shanghai and Chongqing. We employ 52 sales representatives, 38 of whom are based in our regional sales offices and 14 are based at our headquarters in Haikou. All of our sales representatives are salaried employees. We also sell our products through 11 independent sales agents who receive commissions based on sales. We sell the majority of our transformers in Beijing, Guangdong, Chengdu and the northeast of China.

OUR SIGNIFICANT CUSTOMERS

         Sales to our five largest customers aggregated approximately 15%, 15% and 16% of our total sales during the fiscal years ended December 31, 2001, 2002 and 2003, respectively, and sales to our largest customer for those same periods accounted for approximately 5%, 4% and 4%, respectively, of our total sales. There can be no assurance that any of our principal customers will maintain their volume of business with us or that a similar volume of business would be forthcoming from new or existing customers to replace any lost business. The loss of one or more of these existing principal customers without replacement by a customer of similar volume could have a material adverse effect on our business and financial condition.

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

         OUR COMPETITORS IN THE ELECTRIC TRANSFORMER BUSINESS

         We believe that there are in excess of 40 manufacturers of cast resin transformers in China, most of which are small scale manufacturers. We primarily compete in the cast resin transformer market with two large transformer manufacturers but also with a large number of small transformer manufacturers. Most of our competitors are government-owned entities. We believe that in 2003, only 11 Chinese cast resin transformer manufacturers had an annual electricity production in excess of 300,000 KVA per year.

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

         According to the General Administration of Customs ("GAC"), China had a trade surplus of U.S. $25.5 billion in 2002, US $4.9 billion less than the previous year. The total volume of foreign trade amounted to U.S. $851 billion, an increase of 37.1% compared with the previous year. Total exports increased by 34.6% to U.S. $438.4 billion and imports grew by 39.9% to U.S. $412.8 billion. Machinery and electronic products lead the growth in exports. Imports and exports of collectively owned and private companies, which have been able to trade overseas after China's entry to the WTO in 2001, increased 57.1% to U.S. $
53.22 billion. China's foreign trade with Japan, its largest trading partner, reached U.S. $133.6 billion in 2003. The United States and European Union ranked second and third in terms of total trade with China, exporting and importing U.S. $126.4 billion and U.S. $ 125.3 billion, respectively.

         China received contracts for direct foreign investment in the amount of U.S. $115 billion during 2003 of which U.S. $53.5 billion has already been invested. This represents a 39.0% increase in contractual amounts to be invested and a 1.4% increase in actual funds invested.

         According to Chinese customs statistics released on June 17, 2004, the total volume of foreign trade for the first 5 months of 2004 amounted to U.S. $423.8 billion, an increase of 37% compared with the same period of 2003. Exports increased 33.4% to U.S. $207.60 billion and imports increased 41% to U.S. $216.20 billion.

         According to the statistics of Ministry of Commerce in China, released on March 16, 2004, from January to February 2004 overseas investments worth US $19.14 billion flowed into China, an increase of 34.5% from last year. During the same period, the government approved 6,025 foreign-funded companies, an increase of 11.74% from the same period last year. Contractual foreign investment totaled U.S. $50.97 billion.1

         While China's entry into the WTO and related relaxation of trade restrictions may lead to increased foreign investment, it may also lead to increased competition in China's markets from international companies.

ECONOMIC CONDITIONS IN CHINA AND HOW THEY AFFECT US.

         China achieved an economic output of U.S. $1.4 trillion, exports of U.S. $438.4 billion and import of U.S. $412.8 billion in the year 2003. According to China's official statistics, China's economy grew by 9.1% in 2003 and it is expected down to a 7% growth rate in 2004. The global economic recover is having an impact on China. The consumer price index up 1.2% in December 2003 compared with the last year. The Chinese government continued to expand consumption as an important part of its proactive fiscal policy. Retail sales of consumer goods in China totaled 4.58 trillion RMB (U.S.$550 billion), 9.1% over the figure for 2002. New growth areas emerged as the focus of consumer spending, including energy, IT, housing, communications, tourism, education and automobiles.

         China's industrial output grew by 12.6% over the previous year to reach RMB5.4 trillion (U.S. $647 billion), according to the National Bureau of Statistics. The industrial value added rose by 12.6% to RMB 5.36 trillion (US $ 648 million), with rapid growth registered in the sectors of energy, high technology raw material and automobile manufacturing.

China's Corporate Income Tax.

         The income tax rate for domestic companies in China is 33% while it is 17% for foreign funded companies. This differing treatment is unfair to Chinese enterprises due in part to China's entry into the WTO. China is therefore considering implementing a unified income tax policy to end tax favors that foreign-funded companies currently enjoy, in order to create an equally competitive environment for foreign and domestic companies. The possible income tax rate may be set around 28%.

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

         Our headquarters and administrative and manufacturing facilities are located at 100 D-2 Industry Avenue, Haikou, Hainan Province, China, and encompass approximately 3976 square meters. The premises were previously purchased by Haikou Jinpan and were contributed to Hainan Jinpan. Our warehouse is located at 168 Industry Avenue, No. 6 Factory Building, West F District, Haikou Bonded Zone, Haikou, Hainan Province, China. The premise encompasses approximately 3906 square meters and is subject to a lease, which expires in February 2007. This lease provides for rent of approximately RMB35,000 per month. In 2000, the production area of Hainan Jinpan increased by 1,134 square meters to accommodate a new production equipment subject to a five year lease expiring 2005 and a monthly rent of approximately RMB11,000. Our subsidiary, Jinpan International (U.S.A) Ltd., has administration offices in Englewood Cliffs, New Jersey, which encompass approximately 130 square meters and are subject to a lease with a third party expiring in March 2009. This lease provides for rent in the approximate amount of $2,887 per month.

         We lease 20 sales offices in China located in Beijing, Shanghai, Hefei, Nanning, Anshan, Changsha, Hangzhou, Kunming, Tianjin, Wuhan, Chongqing, Chengdu, Suzhou, Taiyuan, Shenyang, Xian, Guangzhou, Lanzhou, Shenzhen and Dalian, which are subject to leases that provide for monthly rents ranging from RMB 1,200 to RMB 7,227 per month. These sales offices range in size from 50 square meters to approximately 165 square meters. We also use office space in the sales offices of three of our independent sales agents, whereby instead of paying rent for the use of the office space, we pay additional commissions to our independent sales agents who work from these offices.


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

Provision for Doubtful Accounts

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

Inventories Obsolescence

         We write down the value of inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value based on assumptions about future demand and market conditions. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required.

Deferred Tax Valuation Allowance

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

Revenue Recognition

         We recognize revenue when persuasive evidence of an arrangement exists, delivery occurs, the sales price is fixed or determinable and collectibility is reasonably assured. The following policies apply to our revenue transactions:
(i) on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer upon delivery, provided that we maintain neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold; (ii) interest income from bank deposits, on a time proportion basis on the principal outstanding and at the applicable interest rate; and (iii) retained VAT income, on the granting of annual approval from the PRC Tax Bureau.

OPERATING RESULTS
-----------------

SUMMARY OF FINANCIAL RESULTS

         The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 2000, 2001 and 2002.

                                                      Year ended December 31
                                                      ----------------------
                                                 2001         2002        2003
                                                 ----         ----        ----

Net sales                                        100.0%         100%       100%

Cost of goods sold                              (56.7%)      (56.1%)    (57.0%)
Gross profit                                      43.3%        43.9%      43.0%
Selling, general and administrative expenses     31.11%        35.4%      31.5%
Other income                                      4.23%         6.2%       1.7%
Income tax provision                             (1.6%)       (1.4%)     (1.3%)
Income before minority interest                   14.8%        13.0%      11.8%
Minority interest                                (2.3%)       (2.2%)     (2.1%)
Net income                                        12.5%        10.8%       9.7%

Year ended December 31, 2003 compared with the year ended December 31, 2002

         Sales. Net sales increased RMB47 million or approximately 20.5% from RMB229.4 million in the year ended December 31, 2002 to RMB276.6 million in the year ended December 31, 2003. The increase in sales was primarily driven by the increase in sales volume, gaining market shares from our competitors and the continuing expansion of our customer base. Our products' high quality is also gaining more and more recognition in China and the U.S. markets.

         Cost of goods sold. Cost of goods sold increased RMB28.8 million or approximately 22.3% from RMB128.8 million in the year ended

December 31, 2002 to RMB157.6 million in the year ended December 31, 2003. Cost of goods sold as a percentage of sales increased by 0.9% in the year ended December 31, 2003, from 56.1% in the year ended December 31, 2002, to 57.% in the year ended December 31, 2003. This was primarily the result of increasing raw material prices.

         Gross Profit. Gross profit increased RMB18.4 million or approximately 18.2% to RMB119 million in the year ended December 31, 2003 from RMB100.7 million in the year ended December 31, 2002. As a percentage of sales, gross profit decreased from 43.9 % in the year ended December 31, 2002, to 43% in the year ended December 31, 2003, primarily as a result of the increase in raw material prices.

         Selling and administrative expenses. Selling and Administrative expenses, including the provision for doubtful debt,and employee stock option compensation cost increased by RMB5.6 million or approximately 6.8% from RMB81.3 million in the year ended December 31, 2002, to RMB86.9 million in the year ended December 31, 2003. As a percentage of sales, selling and administrative expenses decrease from 35.4% in the year 2002, to 31.4% in the year ended December 31, 2003. Selling and administrative expenses was up sharply after an accrued charge of RMB 3.3 million related to employee stock option compensation cost.

         Net Income. Net income increased RMB2 million or approximately 8% from RMB24.9 million in the year ended December 31, 2002, to RMB26.9 million in the year ended December 31, 2003. As a percentage of sales, net income decreased from 10.8% in the year ended December 31, 2002, to 9.7% in the year ended December 31, 2003. The decrease is a result of the company accruing a non-operational stock option compensation cost of RMB3.3 million through adoption of variable accounting methods. If the company did not accrue the compensation cost, the net income would have increased 20% or RMB 4.9 million as compared with year 2002.

         Basic Earnings Per Share. Basic earnings per share increased RMB0.25 or approximately 6% from RMB 3.96 in the year ended December 31, 2002 to RMB4.21 in the year ended December 31, 2003.

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

         Cost of goods sold. Cost of goods sold increased RMB24.1 million or approximately 23.0% from RMB104.7 million in the year ended December 31, 2001 to RMB128.8 million in the year ended December 31, 2002. Cost of goods sold as a percentage of sales decreased by 0.6% in the year ended December 31, 2002, from 56.7% in the year ended December 31, 2001, to 56.1% in the year ended December 31, 2002. This was primarily the result of cost control measures.

         Gross Profit. Gross profit increased RMB20.9 million or approximately 26.1% to RMB100.7 million in the year ended December 31, 2002 from RMB79.8 million in the year ended December 31, 2001. As a percentage of sales, gross profit increase from 43.3 % in the year ended December 31, 2001, to 43.9% in the year ended December 31, 2002, which was primarily the result of cost control measures.

         Selling and administrative expenses. Selling and Administrative expenses, including the provision for doubtful debt, increased RMB23.9 million or approximately 41.7% from RMB57.4 million in the year ended December 31, 2001, to RMB81.3 million in the year ended December 31, 2002. As a percentage of sales, selling and administrative expenses increased from 31.1% in the year 2001, to 35.4% in the year ended December 31, 2002. This was primarily the result of an increase in U.S. marketing expenses.

         Net Income. Net income increased RMB1.8 million or approximately 8% from RMB23 million in the year ended December 31, 2001, to RMB24.9 million in the year ended December 31, 2002. As a percentage of sales, net income decreased from 12.5% in the year ended December 31, 2001, to 10.8% in the year ended December 31, 2002, primarily as a result of the reasons described above.

         Basic Earnings Per Share. Basic earnings per share increased RMB0.30 or approximately 8% from RMB 3.66 in the year ended December 31, 2001 to RMB3.96 in the year ended December 31, 2002.

Impact of Inflation

         We do not believe that inflation over the past three years have had a material impact on our revenues or operating results.

Foreign Currency Fluctuations

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

Political, Military and Economic Risks

         Our operations in China are subject to several potential political, military and economic risks. See above - Item 3. Key Information - Risk Factors
- Risks Related to our Chinese Operations.

Trade Agreements

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

Taxation

         Hainan Jinpan is subject to PRC income tax at the applicable tax rate of 15%; however Hainan Jinpan has enjoyed a 50% tax exemption approved by China government since 1997. The 50% tax exemption holiday will be ended on January 1, 2005.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

         Historically, we have financed our operations principally through cash generated from our operations, bank borrowings and raising funds through securities offerings.

         At December 31, 2003, we had working capital of RMB186.05 million compared to RMB165.24 million at December 31, 2002. This increase is due to an increase in cash, accounts receivable and inventories. At December 31, 2003, we had approximately RMB66.6 million in cash and cash equivalents as compared to RMB63.8 million at December 31, 2002. At December 31, 2003, we had accounts receivable of RMB124.4 million as compared to RMB111.6 million at December 31, 2002. The increase in accounts receivable is primarily attributable to the growth of sales and the extension of credit terms applicable to large orders. We believe that our working capital is sufficient for our present capital requirements.

         Net cash generated by operating activities in 2003 and 2002 was RMB18.8 million and RMB23.6 million, respectively. Net cash generated by operating activities in 2003 and 2002 was primary due to net income, adjusted by non-cash related expenses and a net decrease in working capital items.

         Our principal commitments consisted of long-term obligation outstanding under operating lease. We anticipate having capital expenditures of US$1 million in the first 6 months of 2004 in order meet the raising demand of our products. We expect an increase in the rate of capital expenditures consistent with our anticipated growth in operation.

         We have a credit facility of RMB20.7 million with the Nan Yan Commercial Bank. The letter of credit under this credit facility is unsecured, bearing interest at a weighted average rate of 4.7% per annum for the year ended December 31, 2003. We borrowed a total of RMB 2.02 million for the purchase of raw materials overseas at the end of December 2003.

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

AGGREGATE CONTRACTUAL OBLIGATIONS
---------------------------------

         Apart from operating lease commitments disclosed in note 13 to the audited financial statements, we had no other contractual obligations. As at date December 31, 2003, the Group had the following known contractual obligations:

------------------------- -----------------------------------------------------------------------------------------
                                                 Payments due by period (RMB in thousands)
------------------------- -----------------------------------------------------------------------------------------

Contractual Obligations   Total         Less than 1 year     1-3 Years       3-5 years     More than 5 years
------------------------- ------------- -------------------- --------------- ------------- ------------------------
Operating Lease           3,330         929                  1,678           364           359
Obligations
------------------------- ------------- -------------------- --------------- ------------- ------------------------
Total                     2,220         929                  1,678           364           359
------------------------- ------------- -------------------- --------------- ------------- ------------------------


RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
----------------------------------------------------

         In order to maintain our lead position as the most technologically advanced supplier of cast coil transformers in China, we continuously invest in technology through research and development. Our research and development policy focuses on product line extensions while incorporating the latest manufacturing technologies into our production processes. The end result is the ability to supply technologically advanced products possessing superior quality and performance attributes that create more value for our customers.

Our recent research and development activities include:

          o Development of our ZQSC line of multiple coil rectifier transformers. These units incorporate 2 sets of 12 pulse outputs to form a single 24 pulse rectifier transformer with 15 degrees of phase shift per winding to reduce harmonic loading by 50%. These units are used in infrastructure which supports subway and commuter rail systems.

          o Extension of our product line to include excitation transformers. These transformers are used in large scale industries where the processing plants need to include power generation capabilities. Very few transformer manufacturers can provide these types of transformers to meet the requirements of such applications.

          o Development of specialized manufacturing equipment. Our manufacturing engineering team has completed a project involving the internal design and fabrication of specialized manufacturing equipment to increase our manufacturing capacity and efficiency.

          o UL product recognition. Specialized test equipment has been put in place and trial test runs are being conducted at the time of this report. UL product recognition will open the North American market for us.

          o Forward Integration technologies. Feasibility studies are being conducted regarding fabricating other equipment used in unit substations. During this study our engineering staff is evaluating technology of certain components used in fabricating this equipment and the possibility of licensing the technology for these key components.

Keeping abreast of the latest developments in the industry

         Our technical staff remains well informed with respect to advances in manufacturing equipment raw materials, and processing methods. Detailed information is gathered by attending major industrial fairs and trade shows related to our industry. Typically, our technical staff attends such events as the Industrial Fair in Hanover, Germany, the International Electri-technical Exhibition in Beijing, China, and the IEEE Power Engineering Society's (PES) Transmission and Distribution show in the U.S. Members of our technical staff recently participated in all of these major shows and held technical discussions with major equipment and material suppliers and manufacturers.

TRENDS
------

         We foresee that sales will continue to grow this year; however, with the majority of our materials being purchased from European suppliers, the recent increase of the Euro and increase price in steel and copper are likely to have an impact on costs during 2004. The outbreak of SARS virus in the year 2003 appears to have no impact on the overall growth of the company.

DIVIDENDS
---------

         Any future payment of dividends is within the discretion of our board of directors and will be dependent upon, among other things, our earnings, capital requirements, financing agreement covenants, our financial condition and applicable laws. In May 2003, our board declared a cash dividend of $0.05 per share, payable in August 2003. In October 2003, the board declared a cash dividend of $0.40 per share of common stock for the year 2004. We made two distributions to realize overall distribution of $0.40 per shares during the year 2004. The board may or may not declare additional dividends in the foreseeable future; however, to the extent that the board may decide to pay cash dividends in the future, these dividends will be declared from the retained earnings, i.e., surplus, as determined by resolution of the board. As we are a holding company, the amount of our retained earnings will be limited by the amount of dividends which can be declared by our subsidiaries under applicable law as discussed directly below.

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

LEGAL PROCEEDINGS

         Neither we nor any one of our subsidiaries is a party to, nor is any of our or its property the subject of, any material pending legal or arbitration proceeding.

OFF-BALANCE SHEET ARRANGEMENTS
------------------------------

         We are not party to any material off-balance sheet arrangements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------

         Our directors and executive officers are as follows:

NAME                      AGE      POSITION

Li Zhiyuan                49       Chairman of the Board of Directors,
                                   President and Chief Executive Officer
Ling Xiangsheng           52       Vice Chairman of the Board and Vice President
Jing Yuqing               41       Secretary
William D. Nagel          67       Director
Liwen Zhang               49       Director
Donald S. Burris          60       Director
Mark Du                   43       Principal Financial Officer

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

         WILLIAM D. NAGEL has served as one of our directors since January 2000. He has a Mechanical Engineering degree from Villanova University and an MBA degree from Syracuse University. From 1961 to 1997, Mr. Nagel was employed by the General Electric Company where he held various executive positions including Director of Marketing for GE's Semiconductor businesses and Director of Strategic Planning and Development for GE's Power Delivery Businesses. While at General Electric, Mr. Nagel helped to establish offshore partnerships and develop licensee arrangements using GE's advanced transformer technologies. Much of Mr. Nagel's work with General Electric was performed in China, Japan, Australia, Europe, Korea and Taiwan. Mr. Nagel retired from GE in 1998.

           DR. LI-WEN ZHANG was elected to our board of directors in June 2003. Dr. Zhang is a permanent staff member of the United Nations Department of General Assembly Management Affairs currently in Economic and Social Council Servicing Branch. As part of the managing staff Dr. Zhang provided consultation to the Delegation of Beijing Fiscal Bureau on socioeconomic issues in November of 2000. In 1996 Dr Zhang helped organize a conference in Shanghai with Chinese authorities regarding the Development and Management of Special Economic Zones in a Transitional Economy. Dr. Zhang received a Ph.D. in International Comparative Education from Columbia University in 2001, and holds a Masters degree in Economic Policy Management from Columbia University Graduate School of Business and International Affairs.

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

         MARK DU has served as our financial controller since September 2002. Since January 1993, Mr. Du has been Controller of PC Warehouse, Inc., a worldwide company headquartered in New Jersey, with 24 subsidiaries companies located throughout the United States. From September 1987 to December 1992, Mr. Du served in different accounting positions in various accounting firms and companies. Mr. Du received his Masters in Business Administration in Accounting from Pace University in 1987 and is a CPA.

COMPENSATION OF DIRECTORS AND OFFICERS.
---------------------------------------

         The total compensation paid to our directors and officers during the last fiscal year was RMB3,895,560 comprised of salaries in the amount of RMB2,239,560 and bonuses in the amount of RMB1,656,000. The aggregate amount set aside by Hainan Jinpan during its last fiscal year to provide for pension, retirement or similar benefits for directors and officers was RMB113,080.

         Pursuant to our 1997 Stock Option Plan (the "Plan"), we have granted to certain of our directors, officers and consultants, stock options immediately exercisable at an exercise price of $2.13 per share to purchase 400,000 shares of our common stock, exercisable until July 31, 2003. In July 2003, seven of our directors and officers exercised their stock options and purchased a total of 360,000 shares of our common stock. The remaining options to purchase 40,000 shares of common stock expired without being exercised. In addition, we have granted to certain of our directors stock options immediately exercisable at an exercise price of $2.187 per share to purchase 260,000 shares of our common stock which were exercisable until February 11, 2003. Such options have expired without being exercised and were added back into the pool of options eligible for future grant under the Plan. Furthermore, we agreed to grant to one of our directors stock options at an exercise price of $2.187 per share to purchase 200,000 shares of our common stock, exercisable until three years from the time of grant. We amended this stock option agreement in February 2000. The amended agreement provides that the director has been granted options to purchase 100,000 shares of our common stock in lieu of the options previously granted. Such option expired in April 2002.

         In February 2001, we granted stock options to five of our directors and our Chief Financial Officer, to purchase an aggregate of 120,000 shares of our common stock. Such options are exercisable at $1.35 per share and, subject to termination of employment, expire 8 years from the date of grant. The options are not transferable other than on death.

         In September 2003, we granted stock options to seven of our employees to purchase an aggregate of 140,000 shares of common stock. Such options are exercisable at the price of US $3.55 per share and subject to termination of employment, expire 10 years from the date granted, are not transferable other than on death, and are exercisable from the date of grant.

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

         Our audit committee consists of Donald S. Burris, Dr. Li-Wen Zhang and William D. Nagel, all of whom are independent directors. The Audit Committee oversees our auditing procedures, receives and accepts the reports of our independent certified public accountants, oversees our internal systems of accounting and management controls and make recommendations to the Board of Directors as to the selection and appointment of our auditors and it is governed by the terms of the Charter of the Audit Committee of the Board of Directors.

         Our compensation committee consists of Donald S. Burris, Li-Wen Zhang and William D. Nagel. The function of the Compensation Committee is to administer the 1997 Plan and to have authority over the salaries, bonuses and other compensation arrangements of our executive officers.

EMPLOYEES
---------

         As of December 31, 2003, we had approximately 223 employees in China, including 43 engineers or technicians, 32 management and administrative personnel, 52 marketing and sales personnel, 85 factory personnel and 11 trainees and 5 employees in the United States, including 2 management and administrative personnel and 3 marketing and sales personnel. All of our employees are contract employees and have entered into renewable employment contracts with us. Terms of our employment agreements with management, engineers, sales persons and technicians range from two to three years and terms of our employment agreements with support personnel range from six months to one year.

         Our employees are not currently members of a trade union. We have not experienced any strikes or other labor disputes that have interfered with our operations and we believe that our relations with our employees are good.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS
------------------

         The following table sets forth specific information as of June 9, 2004, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares, (ii) each of our directors, and (ii) the number of our ordinary shares beneficially owned by all officers and directors as a group.

         All numbers in the Table are adjusted for a 2 for 1 stock split effective February 9,2004.


       Title of Class          Name of Beneficial Owner                 Amount Owned(1)        Percent of Class
       --------------          ------------------------                 -------------          ----------------

        Common Stock           Li Zhiyuan (2)                            1,946,532                 29.15%

        Common Stock           Jing Yuqing (3)                           1,946,532                 29.15%

        Common Stock           Ling Xiangsheng (4)                       1,173,934                 17.58%

        Common Stock           William D. Nagel  (5)                        49,800                    *

        Common Stock           Liwen Zhang (6)                              10,000                    *

        Common Stock           Donald S. Burris                             10,000                    *

        Common Stock           All officers and directors as a           3,190,266                 47.13%
                               group (6 persons) (7)

*    Represents share ownership of less than one percent (1%).

     (1) We believe that all persons named in the table have sole investment power with respect to all shares of common stock beneficially owned by them, unless otherwise noted in these footnotes.

     (2) Includes: (i) 1,323,066 shares of common stock, (ii) 20,000 shares of common stock issuable upon exercise of currently exercisable stock options and (iii) 603,466 shares of common stock beneficially owned by Jinq Yuqing, the wife of Mr. Li and one of our directors, as to which Mr. Li disclaims beneficial ownership.

     (3) Includes: (i) 583,466 shares of common stock (ii) 20,000 shares of common stock issuable upon exercise of currently exercisable stock options and (iii) 1,343,066 shares of common stock beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer and President, as to which Ms. Jing disclaims beneficial ownership. The trust sold 219,471 shares of common stock during 2003.

     (4) Includes: (i) 1,153,934 shares of common stock and (ii) 20,000 shares of common stock issuable upon exercise of currently exercisable stock options.

     (5) Includes (i) 19,800 shares of common stock and (ii) 30,000 shares of common stock issuable upon exercise of currently exercisable stock options.

     (6) Represents 10,000 shares of common stock issuable upon exercise of currently exercisable stock options.

     (7) Includes 110,000 shares of common stock issuable upon exercise of currently exercisable stock options issued to all directors and executive officers.

         To the best of our knowledge, as of June 5, 2004, 3,060,466 shares of common stock or 45.96% of all shares of common stock outstanding were held by 3 record holders in the United States.

RELATED PARTY TRANSACTIONS
--------------------------

         During the year ended December 31, 2003 , the minority shareholder in the joint venture, borrowed RMB 11,277,000 from Jinpan JV,which carries an annual interest rate of 5.31%. The amount of RMB8,947,000 was repaid in November 2003 and the remaining was repaid in December 2003. The interest income of RMB475,000 was received from minority shareholder in June 2004.

         During the year ended December 31, 2002, the minority shareholders borrowed RMB888,000 from Jinpan JV, which was interest free and payable within one year. The amount was repaid in December 2002.

ITEM 8.  FINANCIAL INFORMATION.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Consolidated Financial Statements attached to this Form 20-F.

ITEM 9.  THE OFFER AND LISTING.

SHARE LISTINGS AND TRADING PRICES

         The following table sets forth the high and low sales prices for our common stock for: (i) the five most recent full financial years since our common stock began being publicly traded on the American Stock Exchange ("AMEX"), (ii) the two most recent full financial years for each full financial quarter and the first subsequent quarter since our common stock began being publicly traded on the AMEX, and (iii) for each month, during the six months of November 2003 through May 2004. All prices are adjusted for a 2 for 1 stock split effective February 9, 2004.

          Year Ended                   High                Low
          ----------                   ----                ---

1999                                   3.000             0.5625
2000                                   1.875              0.625
2001                                   1.500              0.550
2002                                   2.075              1.000
2003                                    8.00              1.585

                                             Common Stock
                                             ------------

         Quarter Ended                 High                Low
         -------------                 ----                ---

March 30, 2002                         1.900              1.000
June 30, 2002                          2.075              1.000
September 30, 2002                     1.650              1.000
December 31, 2002                      1.825              1.000
March 30, 2003                         1.845              1.585
June 30, 2003                          2.155              1.710
September 30, 2003                     4.500              2.100
December 31, 2003                      8.000              3.275

          Six Months                   High                Low
          ----------                   ----                ---

November, 2003                         7.190              4.875
December, 2003                         7.250              5.375
January, 2004                          9.995              6.900
February, 2004                        10.000              6.600
March, 2004                            8.000              6.510
April, 2004                            8.200              6.330
May,                                  6.8500             5.6700
2004

         Our common stock was included for quotation on the AMEX on February 8, 1998 under the symbol "JST" and has been quoted on that exchange ever since that date.

ITEM 10. ADDITIONAL INFORMATION.

MEMORANDUM AND ARTICLES OF ASSOCIATION
--------------------------------------

         Our registered office is located at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Our purpose, as stated in Article 4 of our Memorandum of Association, is to engage in any lawful act, not prohibited under any law of the British Virgin Islands. We may not, however: (i) engage in business with British Virgin Islands residents, (ii) own an interest in real property situated in the British Virgin Islands, (iii) carry on banking or trust business, unless licensed to do so under the Banks and Trust Companies Act of 1990, (iv) carry on business as an insurance or reinsurance company, insurance agent or insurance broker, unless licensed to do so under an enactment authorizing us to carry on that business, (v) carry on business of company management, unless licensed under the Company Management Act of 1990, or (vi) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands.

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

MATERIAL CONTRACTS

         None.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

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

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         None.

ITEM 15. CONTROLS AND PROCEDURES

      As of the end of the period covered by this Annual Report, the Company's management (with the participation of its chief executive officer and chief financial officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. Based on this evaluation, the Company's chief executive officer and chief financial officer concluded that as of the end of the period covered by this Annual Report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

         In addition, there were no changes in our internal control over financial reporting that occurred during 2003 that have materially affected, or that are reasonably likely to materially affect, our internal control over financial reporting.

ITEM 16A.  AUDIT COMMITTEE FINANCIAL EXPERT

         Liwen Zhang, a member of our Audit Committee, meets the criteria of an "Audit Committee Financial Expert" under the applicable rules and regulations of the SEC, and her designation as the Audit Committee's Financial Expert has been ratified by the Board. Ms. Zhang is "independent", as that term is defined in the American Stock Exchange listing standards.

ITEM 16B.  CODE OF ETHICS

         The Company has adopted a code of ethics which is applicable to all directors, officers and employees of the Company, including its principal executive, financial and accounting officers and persons performing similar functions (the "CODE OF ETHICS"). The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest; support full, fair, accurate, timely and understandable disclosure in reports and documents the Company files with, or submits to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws and governmental rules and regulations; and ensure the protection of the Company's legitimate business interests. The Company encourages all of its directors, officers and employees promptly to report any violations of the Code of Ethics, and has provided mechanisms by which they may do so. The Company will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company's corporate headquarters in Hainan, China.

ITEM 16C.  PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company's external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor's independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company's management, at the time of approval of the Company's annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Ernst & Young as well as a report regarding the extent of such services actually provided by Ernst & Young during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Liwen

Zhang_3, the Audit Committee's appointed delegate in respect of audit-related and non audit-related services. Additional services from Ernst & Young and any increase in budgeted amounts will similarly be pre-approved during the year by the Audit Committee on a case-by-case basis.

         All audit-related and non-audit-related services performed by Ernst & Young during 2003 were reported to, and the services proposed to be provided by them during 2004 pre-approved by, the Audit Committee in January4 2004, in accordance with the procedures outlined above.

         The following table provides information regarding fees paid by the Company to Ernst & Young for all services, including audit services, for the years ended December 31, 2003 and 2002:

                                         YEAR ENDED DECEMBER 31, 2002           YEAR ENDED DECEMBER 31, 2003
Audit Fees                               RMB 300,000                            RMB 335,000
Audit Related Fees                       RMB 8,307                              RMB 16,000
Tax Fees                                 RMB 48,120                             RMB 49,870
All Other fees                           RMB 25,160                             RMB 29,349
Total                                    RMB 381,587                            RMB 430,219



         "Audit Fees" are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as statutory audits, consents and assistance with and review of documents filed with the SEC. "Audit-Related Fees" are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time. "Tax Fees" are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

ITEM 16D.  EXEMPTIONS FROM THE LISTING STANDARDS FOR AUDIT COMMITTEES

         Not yet applicable to Registrant.

ITEM 16E.  PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED
           PURCHASERS

         Neither the Company nor any affiliated purchaser purchased any of the Company's equity securities during 2003.

ITEM 17.   FINANCIAL STATEMENTS.

         Not applicable.

ITEM 18.   FINANCIAL STATEMENTS.

         See Item 19 below for consolidated financial statements filed as a part of this annual report.

ITEM 19.  EXHIBITS.

         (a) Index to Financial Statements                              Page
                                                                        ----


Independent Auditors' Report
Consolidated Financial Statements:
Consolidated Balance Sheets
Consolidated Statements of Income
Consolidated Statements of Shareholders Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements:

         (b)      Exhibits

1.1 Memorandum of Association and Articles of Association of Jinpan International Limited. (1)

1.2 Amendments to the Memorandum of Association and Articles of Association. (1)

12.1 Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act.

12.2 Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act.

13.1 Certification of Principal Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act.

13.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act.

14.1     Consent of Ernst & Young, Hong Kong.


-------------------------------
(1) Filed as an exhibit to Jinpan International Limited's Registration Statement on Form F-1 (File No. 333-8198), filed with the Securities and Exchange Commission on November 22, 1997, and incorporated herein by reference.

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

                                  Jinpan International Limited


                                  By: /s/ Li Zhiyuan
                                      ------------------------------------------
                                      Name:  Li Zhiyuan
                                      Title: Chief Executive Officer, Chairman
                                             of the Board and President



Dated: July 14, 2004

                                  EXHIBIT INDEX
                                  -------------

    EXHIBIT NO.                     DESCRIPTION
    -----------                     -----------

12.1 Certification of Principal Executive Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act.

12.2 Certification of Principal Financial Officer pursuant to 17 CFR 240.13a-14(a), as adopted pursuant toss.302 of the Sarbanes-Oxley Act.

13.1 Certification of Principal Executive Officer pursuant to 18 U.S.C.ss.1350, as adopted pursuant toss.906 of the Sarbanes-Oxley Act.

13.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act.

14.1      Consent of Ernst & Young, Hong Kong.

    Financial Statements

    JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

    Years ended December 31, 2003, 2002 and 2001 with
    Report of Independent Auditors

                          INDEX TO FINANCIAL STATEMENTS


                                                                                  Pages

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES:

    Report of Independent Auditors                                                F-1

    Consolidated Balance Sheets as of December 31, 2003 and 2002                  F-2

    Consolidated Statements of Income
       for the years ended December 31, 2003, 2002 and 2001                       F-3

    Consolidated Statements of Shareholders' Equity
       for the years ended December 31, 2003, 2002 and 2001                       F-4

    Consolidated Statements of Cash Flows
       for the years ended December 31, 2003, 2002 and 2001                       F-5

    Notes to Consolidated Financial Statements                             F-6 - F-25

Report of Independent Registered Public Accounting Firm


Shareholders and Board of Directors
Jinpan International Limited


We have audited the accompanying consolidated balance sheets of Jinpan International Limited and subsidiaries as of December 31, 2003 and 2002 and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2003. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jinpan International Limited and subsidiaries at December 31, 2003 and 2002, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2003, in conformity with U.S. generally accepted accounting principles.


                                                 /s/ Ernst & Young


Hong Kong
May 30, 2004

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2003 and 2002

                                                                                               December 31,
                                                                                     2003         2003          2002
                                                                                     -------------------------------
                                                                     Notes            US$          RMB           RMB
                                                                (In thousands, except number of shares and per share data)
Assets
Current assets:
      Cash and cash equivalents                                                        8,047      66,571      63,800
      Restricted time deposit                                           4                  -           -      20,000
      Short-term investment                                             5                580       4,798           -
      Notes receivable                                                                 1,064       8,798           -
      Accounts receivable, net                                          6             15,038     124,415     111,594
      Inventories, net                                                  7              4,577      37,870      29,433
      Prepaid expenses                                                                   818       6,771      11,577
      Other receivables                                                                  607       5,023         593
                                                                                    --------    --------    --------
Total current assets                                                                  30,731     254,246     236,997
Property, plant and equipment, net                                      8              3,246      26,856      29,238
Construction in progress                                                                 219       1,811           -
Deferred tax assets                                                     9                118         977       1,026
                                                                                    --------    --------    --------
Total assets                                                                          34,314     283,890     267,261
                                                                                    ========    ========    ========
Liabilities and Shareholders' Equity
Current liabilities:
    Short term bank loans                                              10                244       2,016      23,667
    Accounts payable                                                                   1,549      12,815       5,447
    Income tax                                                          9                  2          18         833
    Value added tax                                                                      136       1,125       3,355
    Advance from customers                                                               252       2,082       3,738
    Commission payable                                                                 2,906      24,039      19,073
    Management bonus                                                                     421       3,485       2,700
    Accruals                                                                             202       1,670       6,685
    Government grant                                                   11                895       7,402       4,804
    Dividend payable                                                                   1,304      10,794           -
    Other liabilities                                                                    332       2,749       1,456
                                                                                    --------    --------    --------
Total current liabilities                                                              8,243      68,195      71,758
Minority interest                                                                        827       6,841      10,899
Commitments                                                            13                                          -
Shareholders' equity:
      Common stock, US$0.018 par value:
           Authorized shares - 20,000,000
           Issued and outstanding shares - 6,658,778 in 2003 and
           6,298,778 in 2002                                           19                 60         496         469
      Convertible preferred stock, US$0.018 par value:
           Authorized shares - 1,000,000
           Issued and outstanding shares - 27,578 in 2003
           and 2002, 6% p.a                                            19                  -           2           2
      Additional paid-in capital                                                      10,488      86,807      77,157
      Reserves                                                         19              2,057      17,128      14,922
      Retained earnings                                                               12,718     105,225      92,680
      Accumulated other comprehensive income                                              51         273         116
                                                                                    --------    --------    --------
                                                                                      25,374     209,931     185,346
      Less: Treasure shares at cost,
               Common stock - 73,158 in 2003 and 59,154  in 2002                        (130)     (1,077)       (742)
                                                                                    --------    --------    --------
Total shareholders' equity                                                            25,244     208,854     184,604
                                                                                    --------    --------    --------
Total liabilities and shareholders' equity                                            34,314     283,890     267,261
                                                                                    ========    ========    ========

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries

Consolidated Statements of Income
For the years ended December 31, 2003, 2002 and 2001

                                                                           Year ended December 31,
                                                               2003            2003             2002                2001
                                                      ------------- -- ------------- --- ------------ --- --------------
                                              Notes             US$             RMB              RMB                 RMB
                                                                ---             ---              ---                 ---
                                                                          (In thousands, except per share data)

Net sales                                       18           33,426         276,564          229,421            184,480
Other income                                                    569           4,717           14,186              8,413
                                                      -------------    -------------     ------------     --------------
                                                             33,995         281,281          243,607            192,893

Costs and expenses:
    Cost of products sold                                   (19,043)       (157,559)        (128,770)          (104,686)
    Provision for doubtful debts                                (80)           (665)          (2,764)            (1,600)
    Selling and administrative                              (10,420)        (86,218)         (78,561)           (55,796)
    Interest expenses                                           (43)           (354)            (541)              (600)
                                                      -------------    -------------     ------------     --------------
                                                            (29,586)       (244,796)        (210,636)          (162,682)
                                                      -------------    -------------     ------------     --------------
Income before income taxes                                    4,409          36,485           32,971             30,211
Income taxes                                    9              (450)         (3,727)          (3,116)            (2,911)
                                                      -------------    -------------     ------------     --------------
Income before minority interest                               3,959          32,758           29,855             27,300
Minority interest                                              (706)         (5,845)          (4,972)            (4,229)
                                                      -------------    -------------     ------------     --------------
Net income                                                    3,253           26,913           24,883             23,071
                                                      =============    =============     ============     ==============

Earnings per share
    -Basic                                                  USD0.51         RMB4.21          RMB3.96            RMB3.66
                                                      =============    =============     ============     ==============
    -Diluted                                                USD0.50         RMB4.15          RMB3.93            RMB3.65
                                                      =============    =============     ============     ==============

Weighted average number of shares

    -Basic                                                6,390,804       6,390,804        6,279,866          6,298,978

    -Diluted                                              6,487,116       6,487,116        6,329,854          6,326,556


The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2003, 2002 and 2001

                                                                                                 Convertible
                                      Treasury    Number of   Number of    Treasury       Common   preferred
                                         stock       common   preferred       stock        stock       stock
                                        shares       shares      shares         RMB          RMB         RMB
                                     ---------    ---------   ---------   ---------    ---------   ---------
                                                     (In thousands, except for number of shares)
Balance at January  1, 2001                  -    6,298,778      27,578           -          469           2
Net income                                   -            -           -           -            -           -
Currency translation adjustments             -            -           -           -            -           -
                                     ---------    ---------   ---------   ---------    ---------   ---------
Balance at December 31, 2001                 -    6,298,778      27,578           -          469           2
Net income                                   -            -           -           -            -           -
Transfer to reserves                         -            -           -           -            -           -

Reacquired shares                      (59,154)           -           -        (742)           -           -

Currency translation adjustments             -            -           -           -            -           -
                                     ---------    ---------   ---------   ---------    ---------   ---------
Balance at December 31, 2002           (59,154)   6,298,778      27,578        (742)         469           2
Net income                                   -            -           -           -            -           -
Transfer to reserves                         -            -           -           -            -           -
Cash dividends declared
     ($0.40 per share)                       -            -           -           -            -           -
Cash dividends distributed
     ($0.05 per share)                       -            -           -           -            -           -
Reacquired shares                      (14,004)           -           -        (335)           -           -
Exercise of stock options for cash           -      360,000           -           -           27           -
Unrealized gains on investments              -            -           -           -            -           -
Compensation recognised adopting
               variable accounting           -            -           -           -            -           -
Currency translation adjustments             -            -           -           -            -           -
                                     ---------    ---------   ---------   ---------    ---------   ---------
Balance at December 31, 2003           (73,158)   6,658,778      27,578      (1,077)         496           2
                                     =========    =========   =========   =========    =========   =========

                                                                     Accumulated
                                  Additional                           other com-      Compre-
                                     paid-in                Retained   prehensive      hensive
                                     capital    Reserves    earnings       income       income        Total
                                        RMB          RMB         RMB          RMB          RMB          RMB
                                   ---------   ---------   ---------    ---------    ---------    ---------
                                                (In thousands, except for number of shares)
Balance at January  1, 2001           77,157      10,806      48,842          136            -      137,412
Net income                                 -           -      23,071            -       23,071       23,071
Currency translation adjustments           -           -           -          (19)         (19)         (19)
                                   ---------   ---------   ---------    ---------    ---------    ---------
                                                                                        23,052
                                                                                        ======
Balance at December 31, 2001          77,157      10,806      71,913          117            -      160,464
Net income                                 -           -      24,883            -       24,883       24,883
Transfer to reserves                       -       4,116      (4,116)           -            -
Reacquired shares                          -           -           -            -            -
                                                                                                       (742)
Currency translation adjustments           -           -           -           (1)          (1)          (1)
                                   ---------   ---------   ---------    ---------    ---------    ---------
                                                                                        24,882
                                                                                        ======
Balance at December 31, 2002          77,157      14,922      92,680          116      184,604
Net income                                 -           -      26,913            -       26,913       26,913
Transfer to reserves                       -       2,206      (2,206)           -            -
Cash dividends declared
     ($0.40 per share)                     -           -     (10,794)           -            -      (10,794)
Cash dividends distributed
     ($0.05 per share)                     -           -      (1,368)           -            -       (1,368)
Reacquired shares                          -           -           -            -            -
                                                                                                       (335)
Exercise of stock options for cash     6,303           -           -            -            -        6,330
Unrealized gains on investments            -           -           -          112          112          112
Compensation recognised adopting
               variable accounting     3,347           -           -            -            -        3,347
Currency translation adjustments           -           -           -           45           45           45
                                   ---------   ---------   ---------    ---------    ---------    ---------
                                                                                        27,070
                                                                                        ======
Balance at December 31, 2003          86,807      17,128     105,225          273                   208,854
                                   =========   =========   =========    =========                 =========

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries

Consolidated Statements of Cash Flows
For the years ended December 31, 2003, 2002 and 2001

                                                                      Year ended December 31,
                                                              --------------------------------------
                                                               2003      2003        2002      2001
                                                               US$        RMB        RMB        RMB
                                                              -----     ------     ------     ------
                                                                         (In thousands)
Operating activities
    Net income                                                3,253     26,913     24,883     23,071
    Adjustments to reconcile net income to
        net cash provided by operating activities:
        Depreciation                                            659      5,450      5,206      4,494
        Deferred income taxes                                     6         49        (74)       (80)
        Provision for doubtful debts                             80        665      2,764      1,336
      Provision for inventories                                 202      1,677          -          -
      Loss on disposal of fixed assets                           14        112         22          -
      Minority interest                                         706      5,845      4,972      4,229
      Employee stock-based compensation                         404      3,347          -          -
    Changes in operating assets and liabilities
       Accounts receivable                                   (1,457)   (12,056)   (21,806)   (23,346)
       Notes receivable                                      (1,064)    (8,798)         -          -
       Inventories                                           (1,223)   (10,114)     4,000     (8,651)
       Prepaid expenses                                         580      4,806     (9,820)     4,791
       Other receivables                                       (708)    (5,860)      (411)     1,505
       Accounts payable                                         891      7,368     (5,663)     5,266
       Income tax                                               (99)      (815)       784         (5)
       Value added tax                                         (269)    (2,230)     1,503       (246)
       Advance from customers                                  (200)    (1,656)       (48)     2,328
       Commission payable                                       600      4,966     11,124      2,558
       Management bonus                                          95        785        290      2,410
       Accruals                                                (606)    (5,015)     5,661        724
       Government grant                                         315      2,598        375      4,429
       Other liabilities                                         95        785       (158)       198
                                                              -----     ------     ------     ------
Net cash provided by operating activities                     2,274     18,822     23,604     25,011
Investing activities
     Decrease/(Increase) in restricted time deposit           2,415     20,000    (20,000)         -
     Purchases of property, plant and equipment                (432)    (3,571)    (4,178)    (4,212)
     Proceeds from sales of property, plant and equipment        85        700         37          -
     Payment for construction in progress                      (195)    (1,612)         -     (2,690)
    Purchases of available-for-sale securities                 (567)    (4,686)         -          -
                                                              -----     ------     ------     ------
Net cash provided by (used in) investing activities           1,306     10,831    (24,141)    (6,902)
Financing activities
     Proceeds from bank loan                                  5,498     45,485     78,892      1,996
     Repayment of bank loan                                  (8,115)   (67,136)   (57,221)    (3,429)
    Acquisition of treasury stock                               (41)      (335)      (742)         -
    Proceeds from exercise of stock options                     765      6,330          -          -
    Net decrease in amounts due to minority
         shareholders                                        (1,196)    (9,903)    (1,101)    (8,707)
    Dividends paid                                             (165)    (1,368)         -          -
                                                              -----     ------     ------     ------
Net cash provided by (used in) financing activities          (3,254)   (26,927)    19,828    (10,140)
Effect of exchange rate changes on cash                          11         45         (1)       (19)
                                                              -----     ------     ------     ------
Net increase in cash and cash equivalents                       337      2,771     19,290      7,950
Cash and cash equivalents at beginning of year                7,710     63,800     44,510     36,560
                                                              -----     ------     ------     ------
Cash and cash equivalents at end of year                      8,047     66,571     63,800     44,510
                                                              =====     ======     ======     ======
Interest paid                                                    43        354        541        600
Income taxes paid                                               365      3,018      1,563      1,122

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

1.       ORGANIZATION AND PRINCIPAL ACTIVITIES

         Jinpan International Limited (the "Company") was incorporated under the laws of the British Virgin Islands on April 3, 1997.

         As of December 31, 2003, the Company had direct interests in the following subsidiaries:


                                                   Percentage of equitye
             Name of entity          Date of       interest attributable
             Name of entity       establishment        to the Company       Paid-up capital       Principal activities
         -------------------------------------------------------------------------------------------------------------------
         Hainan Jinpan Special     June 3, 1997             85%             RMB21,520,000       Manufacturing and sale of
           Transformers Works                                                                    cast resin transformers
             ("Jinpan JV" )

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

         b) Economic environment

         Since the 1970's, the PRC government has been reforming and is expected to continue to reform its economic and political systems. Many of the reforms are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on the operations of the Group.

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

         The functional currency of the Company is Renminbi ("RMB"), the national currency of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") using PBOC rate of RMB8.28 to US$1, the prevailing rate on December 31, 2003. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a) Principles of consolidation

             The consolidated financial statements include the accounts of the Company and its subsidiaries, substantially all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

         (b) Cash and Cash equivalents

             The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

         (c) Short-term investment

             The Company classifies its marketable debt and equity securities at the date of acquisition as available-for-sale. These securities are reported at fair value with the related unrealized gains and losses included in other comprehensive income (loss), a component of shareholder's equity.

             The Company classifies investments with maturities between 3 and 12 months as short-term investments. Short-term investments consist of corporate bonds, mutual fund and trust fund. Available-for-sale securities with maturities greater than twelve months are classified as short-term when they represent investments of cash that are intended to be used in current operations.

             When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Company evaluates evidence to support a realizable value in excess of the current market price for securities with readily determinable fair value. Such information may include the investment's financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the financial condition and prospects of the investment's region and industry, and the Company's investment intent. Typically, a sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment. When a decline in value is deemed to be other-than-temporary, an impairment loss is recognised through a charge to interest income and other, net in the current period to the extent of the decline below the carrying value of the investment. Adverse changes in market conditions or poor operating results of underlying investments could result in additional other-than-temporary losses in future periods.

         (d) Notes receivable

             Notes receivable are unsecured, interest-free and payable within six months.

         (e) Inventories

             Inventories are priced at the lower of cost or market. Cost is determined using the weighted average cost method.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (f) Property, Plant and Equipment

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

         (g) Construction in Progress

             Construction in progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use. Construction in progress at December 31, 2003 represented office building acquired but not ready for occupancy at year end and machinery under installation.

         (h) Impairment of Long-lived Assets

             The Company accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". For long-lived assets used in operations, the Company records impairment losses when events and circumstances indicate that these assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If less, the impairment losses are based on the excess of the carrying amounts of these assets over their respective fair values. Their fair values would then become the new cost basis. The fair values are determined by quoted market prices if available. When quoted market prices are not available, the present value of the future estimated net cash flow is generally used. For assets held for sale, impairment losses are measured at the lower of the carrying amount of the assets or the fair value of the assets less costs to sell. For assets to be disposed of other than by sale, impairment losses are measured as their carrying amount less salvage value, if any, at the time the assets cease to be used.

         (i) Income Taxes

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

         (j) Value Added Tax

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

         (k) Foreign Currency Translation

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

         (l) Operating Leases

             Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the statement of income on the straight-line basis over the lease terms. The operating lease rental incurred by the Group during the years ended December 31, 2003, 2002 and 2001 amounted to RMB982,000, RMB1,204,000 and RMB922,000, respectively.

         (m) Revenue Recognition

             Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs, the sales price is fixed or determinable and collectibility is reasonably assured. There are no acceptance provisions, installation or other services required after the delivery. The following policies apply to the Company's revenue transactions:

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

         (n) Use of Estimates

             The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         (o) Earnings Per Common and Common Equivalent Share

             On January 21, 2004, the Board of Directors of the Company declared a two-for-one stock split to be effective February 6, 2004. Accordingly, all outstanding shares and per share data in all periods presented have been restated to reflect the stock split.

             Basic earnings per share for the years ended December 31, 2003, 2002 and 2001 have been computed by dividing net income of RMB26,913,000, RMB24,883,000 and RMB23,071,000 by the weighted average  number of 6,390,804,  6,279,866  and  6,298,978  shares of common stock outstanding, respectively, after giving effect of two-for-one stock split.

             Diluted earnings per share for the years ended December 31, 2003, 2002 and 2001 have been computed by dividing net income of RMB26,913,000, RMB24,883,000 and RMB23,071,000 by the weighted average  number of 6,487,116,  6,329,854  and  6,326,556  shares of common stock outstanding, respectively, after giving effect of two-for-one stock split. Reconciliation of for the denominator is as follows:

         (o) Earnings Per Common and Common Equivalent Share (continued)

                                                                            2003                 2002               2001
                                                                 -------------------- ------------------- ---------------
            Denominator   for  basic   earnings   per  share  -
               weighted average shares                                 6,390,804            6,279,866          6,298,978

               Effect of dilutive securities:
                 Convertible preferred stock                              27,578               27,578             27,578
                 Exercisable stock options                                68,734               22,410                  -
                                                                 ----------------     ----------------    ---------------

            Denominator  for  diluted   earnings  per  share  -
                    adjusted   weighted   average   shares  and
                    assumed conversions                                6,487,116            6,329,854          6,326,556
                                                                 ================     ================    ===============

         (p) Accumulated Other Comprehensive Income (Loss)

             Unrealized  gains or  losses  on the  Company's  available-for-sale
             securities  and  foreign  currency   translation   adjustments  are
             included in accumulated other comprehensive income (loss).

             The following are the components of accumulated other comprehensive income (loss):

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

                                                                                              Foreign
                                                                      Unrealized             Currency
                                                                        Gains on          Translation
                                                                      Securities          Adjustments              Total
                                                                             RMB                  RMB                RMB
                                                                 ----------------     ----------------    ---------------
                                                                                         (In thousands)
             Balance at January 1, 2001                                        -                  136                136
             Foreign currency translation adjustments                          -                  (19)                (19)
                                                                 ----------------     ----------------    ---------------
             Balance at December 31, 2001                                      -                  117                117
                                                                 ================     ================    ===============
             Foreign currency translation adjustments                          -                   (1)                 (1)
                                                                 ----------------     ----------------    ---------------
             Balance at December 1, 2002                                       -                  116                116
                                                                 ================     ================    ===============
             Unrealized gains, net of unrealized losses of
                 available-for-sale securities                               112                    -                112
             Foreign currency translation adjustments                          -                   45                 45
                                                                 ----------------     ----------------    ---------------

             Balance as at December 31, 2003                                 112                  161                273
                                                                 ================     ================    ===============

         (q) Research and Development Costs

             Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and implementation of such through design, testing of product alternatives or construction of prototypes. The group expenses all research and development costs as incurred. The research and development costs incurred by the Group during the years ended December 31, 2003, 2002 and 2001 amounted to RMB1,056,000, RMB1,390,000 and RMB544,000, respectively.

         (r) Advertising Expense

             The cost of advertising is expensed as incurred. The Company incurred RMB1,007,000, RMB566,000 and RMB738,000 in advertising costs during 2003, 2002 and 2001, respectively.

         (s) Shipping and Handling Expenses

             The cost of shipping and handling is expensed into selling and administration expenses as incurred. The Company incurred RMB7.3 million, RMB8.1 million and RMB7.8 million in shipping and handling costs during 2003, 2002 and 2001, respectively.

         (t) Stock Based Compensation

             The Company has adopted the disclosure-only provision of FAS Statement No. 123, Accounting for Stock Based Compensation ("SFAS123") and applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. Expense, both recorded and pro forma over the options' vesting period.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

             At December 31, 2003, the Company has one stock-based employee compensation plan, which is described more fully in Note 18 the "1997 Stock Option Plan".

             The following table illustrates the effect on net income and earnings per share if the Company had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation.

                                                                                        Year ended December 31,
                                                                                     2003           2002            2001
                                                                             -------------    -----------    ------------
                                                                                      RMB            RMB             RMB
                                                                                 (In thousands, except per share data)
              Net income, as reported                                              26,913         24,883          23,071

              Add: Employee stock-based compensation,  net of taxes, as
              calculated  under  APB  25  included  in  net  income  as             3,347              -               -
              reported

              Deduct: Total stock-based  employee  compensation expense
              determined  under fair value based method for all awards,
              net of related tax effects                                           (2,705)             -             (104)
                                                                             -------------    -----------    ------------

              Pro forma net income                                                 27,555         24,883          22,967

              Earnings per common share (cents):


                                                                 Year ended December 31,
                                                              2003           2002            2001
                                                      -------------    -----------    ------------
                                                               RMB            RMB             RMB
                                                          (In thousands, except per share data)
              Basic - as reported                             4.21           3.96            3.66
              Basic - pro forma                               4.31           3.96            3.65

              Diluted - as reported                           4.15           3.93            3.65
              Diluted - pro forma                             4.25           3.93            3.63

         (t) Product Warranty

             The Company provides a basic limited warranty, including parts and labor, for all products for one year. The Company incurred RMB81,000, RMB163,000, and RMB108,000 in product warranty expense during 2003, 2002 and 2001, respectively.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (u) New accounting pronouncement

             In January 2003, the Financial Accounting Standards Board issued Interpretation No. 46, "Consolidation of Variable Interest Entities" (FIN 46). Variable interest entities often are created for a single specified purpose, for example, to facilitate securitization, leasing, hedging, research and development, or other transactions or arrangements. Formerly, "Consolidation of Certain Special Purpose Entities" in its draft form, this interpretation of Accounting Research Bulletin No. 51, "Consolidated Financial Statements", defines what these variable interest entities are and provides guidelines on how to identify them and also on how an enterprise should assess its interests in a variable entity to decide whether to consolidate that entity. The provision of FIN 46 must be immediately applied for variable interest entities created after January 31, 2003. For variable interests in entities commonly referred to as "special purpose entities", implementation of this statement is required by January 1, 2004. And for all other variable interest entities, implementation is required by December 31, 2004. Currently, the Company does not have any variable interest entities and the Company does not expect the adoption of FIN 46 will have a material impact on the Company's results of operations or financial condition.

4.       RESTRICTED TIME DEPOSIT

         As at December 31, 2002, a time deposit of RMB20,000,000 was pledged for the short-term loan of RMB20,000,000 borrowed from Industrial and Commercial Bank of China. The time deposit became unrestricted in January 2003 when the loan was repaid on January 15, 2003. The reclassification is determined based on the term of the collateral requirement and not the maturity of the underlying securities.

5.       SHORT-TERM INVESTMENTS

         Available-for-sale securities held by the Group at December 31, 2003, 2002 and 2001 are as follows:

                                                                   2003            2003          2002
                                                             --------------- -------------- -------------
                                                                    US$             RMB           RMB
                                                                            (In thousands)

        Corporate bonds
           Cost                                                     452           3,745                -
           Gross unrealized gains                                     -               -                -
                                                             -----------     -----------    -------------
           Fair market value                                        452           3,745                -
                                                             -----------     -----------    -------------
        Mutual fund
           Cost                                                      69             569                -
           Gross unrealized gains                                     9              74                -
                                                             -----------     -----------    -------------
           Fair market value                                         78             643                -
                                                             -----------     -----------    -------------
        Trust fund
           Cost                                                      45             372                -
           Gross unrealized gains                                     5              38                -
                                                             -----------     -----------    -------------
           Fair market value                                         50             410                -
                                                             -----------     -----------    -------------
        Total short-term investments                                580           4,798                -
                                                             ===========     ===========    =============

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

6.       ACCOUNTS RECEIVABLE, NET


         Accounts receivable comprised:
                                                                   2003            2003             2002
                                                             --------------- -------------- -------------
                                                                    US$             RMB              RMB
                                                                    ---             ---              ---
                                                                            (In thousands)
        Accounts receivable - trade                              16,376         135,481          122,771
        Less: provision for doubtful debts                       (1,338)        (11,066)         (11,177)
                                                             -----------     -----------    -------------

        Accounts receivable, net                                 15,038         124,415          111,594
                                                             ===========     ===========    =============

                                                                   2003            2003             2002            2001
                                                             ----------- --- ----------- -- ------------- --- -----------
                                                                    US$             RMB              RMB             RMB
                                                                                    (In thousands)
        Movement of provision for doubtful debts
        Balance as at January 1                                  (1,350)        (11,177)        (  8,413)       (  7,077)
        Provided during the year                                    (81)           (665)        (  2,764)       (  1,600)
        Less: Written off during the year                           93              776                -             264
                                                             -----------     -----------    -------------     -----------

        Balance as at December 31                                (1,338)        (11,066)        (11,177)          (8,413)
                                                             ===========     ===========    =============     ===========

7.       INVENTORIES

         Inventories comprised:              2003       2003       2002
                                           -------    -------    -------
                                              US$       RMB         RMB
                                           -------    -------    -------
                                                   (In thousands)
         Finished products                   1,942     16,067     13,028
         Products in process                   636      5,266      4,241
         Raw materials                       2,198     18,181     12,164
                                           -------    -------    -------
                                             4,776     39,514     29,433
         Less: provision for inventories      (199)    (1,644)         -
                                           -------    -------    -------
         Inventories                         4,577     37,870     29,433
                                           =======    =======    =======


                                                                   2003            2003             2002          2001
                                                             --------------- -------------- ----------------- -----------
                                                                    US$             RMB              RMB           RMB
                                                                                    (In thousands)
        Movement of provision for inventories
        Balance as at January 1                                       -               -                -               -
        Provided during the year                                    (203)         (1,677)              -               -
                                                                                                       -               -
        Less: Written off during the year                              4              33               -               -
                                                             -----------     -----------    -------------     -----------

        Balance as at December 31                                   (199)         (1,644)              -               -
                                                             ===========     ===========    =============     ===========

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

8.       PROPERTY, PLANT AND EQUIPMENT

                                                                  2003           2003              2002
                                                               -------         -------          -------
                                                                   US$            RMB               RMB
                                                               -------         -------          -------
                                                                           (In thousands)
         Buildings                                                 988          8,171             7,123
         Machinery and equipment                                 5,177         42,829            41,963
         Motor vehicles                                            999          8,263             7,460
         Furniture, fixtures and office equipment                  553          4,572             4,221
                                                               -------         -------          -------

                                                                 7,717         63,835            60,767

         Less: accumulated depreciation                         (4,471)       (36,979)          (31,529)
                                                               -------         -------          -------

                                                                 3,246         26,856            29,238
                                                               =======         =======          =======

         The Group's buildings are located in the PRC and the land on which the Group's buildings are situated is State-owned.

9.       DEFERRED TAX ASSETS AND INCOME TAXES

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

         Jinpan JV, a cooperative joint venture registered in the PRC in which the Company has an 85% interest, is subject to PRC income taxes at the applicable tax rate of 15% for Sino-foreign joint venture enterprises registered in Hainan Province, the PRC. In addition, in accordance with the relevant PRC income tax laws applicable to Sino-foreign joint venture enterprises, Jinpan JV is exempt from corporate income tax for two years commencing from the first year with assessable profit after deducting the tax losses brought forward, and is entitled to a 50% tax exemption for the next three years. The first profitable year of Jinpan JV was 1997 and the tax holiday expired on December 31, 2001. However, being a technically advanced enterprise, as defined by Ministry of Science and Technology, Jinpan JV is entitled to a 50% tax exemption after the tax holiday for three further years commencing from January 1, 2002 as approved by the relevant government authorities.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

9.       DEFERRED TAX ASSETS AND INCOME TAXES (CONTINUED)

         Total dollar and per share effect of tax holidays of Jinpan JV for the years ended December 31, 2003, 2002 and 2001 were as follows:

                                                                       2003          2003          2002          2001
                                                                    --------------------------------------------------
                                                                        US$           RMB           RMB           RMB
                                                                        ---           ---           ---           ---
                                                                          (In thousands, except for per share data)
         Effect on net income of the year                               446          3,727         3,116         2,911
                                                                      =====         ======        ======        ======
         Effect on basic earnings per share                            0.07           0.58          0.50          0.46
                                                                      =====         ======        ======        ======
         Effect on diluted earnings per share                          0.07           0.57          0.49          0.46
                                                                      =====         ======        ======        ======

         Pretax income for the years ended December 31, 2003, 2002 and 2001 was taxed in the following jurisdictions:

                                                                       2003          2003          2002          2001
                                                                    --------------------------------------------------
                                                                        US$           RMB           RMB           RMB
                                                                        ---           ---           ---           ---
                                                                                       (In thousands)

         British Virgin Islands                                        (975)        (8,070)       (3,144)       (2,815)
         United States of America                                      (447)        (3,694)       (4,261)       (1,970)
         The People's Republic of China                               5,831         48,249        40,376        34,996
                                                                      -----         ------        ------        ------
                                                                      4,409         36,485        32,971        30,211
                                                                      =====         ======        ======        ======

         Significant components of the provision for income taxes attributable to income before income taxes are as follows:

                                                                       2003           2003         2002          2001
                                                                    --------------------------------------------------
                                                                        US$           RMB           RMB           RMB
                                                                        ---           ---           ---           ---
                                                                                      (In thousands)
        Current
               Non-US                                                  (444)        (3,678)       (3,190)       (2,991)

        Deferred
               Non-US                                                    (6)           (49)           74            80
                                                                      -----         ------        ------        ------
                                                                       (450)        (3,727)       (3,116)       (2,911)
                                                                      =====         ======        ======        ======

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

9.       DEFERRED TAX ASSETS AND INCOME TAXES (CONTINUED)

         Deferred tax assets comprised the following at December 31, 2003 and 2002:

                                                                                         2003         2003          2002
                                                                                    -------------------------------------
                                                                                          US$          RMB           RMB
                                                                                          ---          ---           ---
                                                                                               (In thousands)
        Deferred tax assets
            Provision for doubtful debts                                                   98          811           811
            Deferred income                                                                24          202           215
            Net operating loss of Jinpan USA carry forward                                825        6,827         5,349
                                                                                    ----------    ---------    ----------
        Total deferred tax assets                                                         947        7,840         6,375
            Less: Valuation allowance for deferred tax assets                            (825)       (6,827)       (5,349)
                                                                                    ----------    ---------    ----------
                                                                                          122        1,013           1,026
                                                                                    ----------    ---------    ----------
        Deferred tax liabilities
            Interest income                                                                (4)          (36)           -
                                                                                    ----------    ---------    ----------
        Total deferred tax liabilities                                                     (4)          (36)           -
                                                                                    ----------    ---------    ----------
        Net deferred tax assets                                                           118          977         1,026
                                                                                    ==========    =========    ==========

         Management of the Group does not believe that sufficient objective, positive evidence currently exists to conclude that recoverability of net operating loss of Jinpan USA is more likely than not. Consequently, the Group has provided a RMB6,827,000 (2002: RMB5,349,000) valuation allowance covering 100% of net operating loss of Jinpan USA. The change in the valuation allowance for the current year is RMB1,478,000 (2002:RMB1,704,000). At December 31, 2003, the Group has available net operating loss of RMB17,067,000 (2002: RMB13,374,000), which will expire in the years 2017 to 2022.

         There were no deferred tax liabilities as at December 31, 2003 and 2002.

         The reconciliation of income tax computed at the PRC statutory income tax rate of 15% (2000:15% and 1999:15%) in Hainan Province, the PRC to income before minority interests is as follows:

                                                                         2003           2003         2002         2001
                                                                      ------------------------------------------------
                                                                          US$            RMB          RMB          RMB
                                                                                         (In thousands)
         Computed expected income taxes                                   662          5,473        4,945        4,532
         Impact of tax holiday of Jinpan JV                              (449)        (3,715)      (3,190)      (2,991)
         Non-deductible losses                                            146          1,210          472          422
         Effect of difference between the PRC and USA tax rate           (112)          (924)      (1,065)     (   493)
         Change in valuation allowance                                    178          1,478        1,704          788
         Others                                                            25            205          250          653
                                                                      -------        -------      -------      -------

                                                                          450          3,727        3,116        2,911
                                                                      =======        =======      =======      =======




Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

10.      SHORT TERM BANK LOANS

         Bank loans comprised:                                                          2003         2003          2002
                                                                                  -------------------------------------
                                                                                         US$          RMB           RMB
                                                                                               (In thousands)
         Short term bank loan                                                              -            -       20,000
         Letters of credit                                                               244        2,016        3,667
         Less: current portion                                                          (244)      (2,016)     (23,667)
                                                                                     -------      -------       -------
                                                                                           -            -            -
                                                                                     =======      =======       =======

         The bank loan was secured by time deposit of RMB20,000,000 in the name of Jinpan JV, which carried a weighted average interest rate of 6.04% and was repaid on January 15, 2003.

         Letters of credit are unsecured, bear interest at a weighted average rate of 4.74% and 5.25% per annum for the years ended December 31, 2003 and 2002, respectively, and are repayable within 60 days and 90 days in the year 2003 and 2002, respectively. The Group has total credit facilities of RMB20,683,000 (US$2,500,000) as of December 31, 2003, of which RMB18,667,000 (US$2,256,000) is unused. The Group had total credit facilities of RMB45,485,000 as of December 31, 2002, of which RMB41,818,000 was unused. Of the total credit facilities, RMB33,080,000 (US $4,000,000) expired in July 2003, and the others had no fixed terms of utilization.

11.      GOVERNMENT GRANT

         Since 1998, Jinpan JV received grants-in-advance from the PRC local government for its past business performance. The Group recognizes revenue in the statement of income upon receipt of approval from the government. The Group recognized income of nil, RMB1,280,000 and nil in 2003, 2002 and 2001, respectively. As of December 31, 2003, Jinpan JV received RMB7,402,000 for which relevant approval documents from the government were not received. As management of the Group does not believe that sufficient objective, positive evidence currently exists to conclude that approval of the grant from the government is probable, the receipt has not been recognized in the statement of income as of December 31, 2003.

12.      DISTRIBUTION OF INCOME

         According to the Articles of Association of Jinpan JV, Jinpan JV is required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and a staff welfare and bonus fund based on the net income as reported in the statutory accounts prepared in accordance with PRC GAAP. The amount of retained earnings of Jinpan JV available for distribution under PRC GAAP was approximately RMB44 million and RMB37 million as of December 31, 2003 and 2002.

         The statutory reserve fund, enterprise expansion fund and the staff welfare and bonus fund represent appropriations made at the sole discretion of the board of directors. The enterprise expansion fund is used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Jinpan JV.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

12.      DISTRIBUTION OF INCOME (CONTINUED)

         During the years ended December 31, 2003, 2002 and 2001, the directors of Jinpan JV proposed the following appropriations to reserves.

                                                                         2003            2003         2002        2001
                                                                      ------------------------------------------------
                                                                          US$             RMB          RMB         RMB
                                                                          ---             ---          ---         ---
                                                                                           (In thousands)
         Statutory reserve fund                                           267          2,206        1,863            -
         Enterprise expansion fund                                          -              -        2,253            -
         Staff welfare and bonus fund                                       -              -            -            -
         Dividends                                                      1,470         12,162            -            -
                                                                      -------        -------      -------      -------

                                                                        1,737         14,368        4,116            -
                                                                      =======        =======      =======      =======

         The Company declared a cash dividend of US 5 cents per share of common stock on April 30, 2003, which was paid on August 25, 2003. On October 14, 2003, the Company declared a dividend of US 40 cents per share of common stock to be paid to all stockholders.

         No dividends were declared during the years ended December 31, 2002 and 2001.

13.      COMMITMENTS

         Operating lease commitments

         The Company leases certain buildings and apartments under non-cancelable lease arrangements. These operating leases expire in various years through 2009. These leases may be renewed for periods ranging from one to two years.

         Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2003:

                                                         US$           RMB
                                                         ---           ---
                                                           (In thousands)

         2004                                              113           929
         2005                                              113           929
         2006                                               91           749
         2007                                               44           364
         2008                                               35           287
         2009                                                9            72
                                                 -------------    ----------
         Total minimum lease payments                      405         3,330
                                                 =============    ==========

         Capital commitments

         As of December 31, 2003 the Company has commitments of RMB2,187,000 for the purchase of new office and plant and machinery.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

13.      COMMITMENTS (CONTINUED)

         Employment contracts

         As of December 31, 2003, the Company has approximately 223 employees in the PRC, including 43 engineers or technicians, 32 management and administrative personnel, 52 marketing and sales personnel, 85 factory personnel and 11 trainees and 5 employees in the United States, including 2 management and administrative personnel and 3 marketing and sales personnel. All of the employees are contract employees and have entered into renewable employment contracts with the Company. Terms of the employment agreements with management, engineers, sales persons and technicians range from two to three years and terms of the employment agreements with support personnel range from six months to one year.

         Future  minimum  payments  to  employees  under   employment   contract
         consisted of the following at December 31, 2003:

                                                             US$           RMB
                                                             ---           ---
                                                               (In thousands)

         2004                                                  320         2,644
         2005                                                  320         2,644
         2006                                                  320         2,644
                                                            ------        ------
         Total minimum employment contract payments            960         7,932
                                                            ======        ======

14.      RELATED PARTY TRANSACTIONS

         During the year ended December 31, 2003, the minority shareholders borrowed RMB11,277,000 from Jinpan JV, which carried an annual interest rate of 5.31% . The amount of RMB8,947,000 was repaid in November 2003 and the remaining repaid in December 2003. The interest income of RMB475,000 generated from the intercompany loans was received in June 2004.

         During the year ended December 31, 2002, the minority shareholders borrowed RMB888,000 from Jinpan JV, which was interest free and repayable within one year. The amount was repaid in December 2002.

15.      FINANCIAL INSTRUMENTS

         Concentrations of credit risk

         Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and short-term investments.

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

         Fair Value

         Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates their fair value because of the short maturity of those instruments.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

15.      FINANCIAL INSTRUMENTS (CONTINUED)

         Accounts receivable, notes receivable, other receivables, accounts payable, advance from customers, accruals, other liabilities and bank loans: The carrying amounts reported in the balance sheet for these items approximate their fair value. The carrying value of accounts receivable, notes receivable, other receivables, accounts payables, advance from customers, accruals, other liabilities and bank loans approximate their market values based on their short-term maturities. The total fair values of short-term investments as of December 31, 2003 are RMB4,798,000, based on the market values of publicly traded short-term investments as of December 31, 2003.

16.      CONCENTRATION OF RISK

         During 2003, the Company was dependent on two major suppliers of silicon steel and electrical magnetic wires, Thyssenkrupp Electrical Street GmbH and Hainan Qiongshan Dayou Machinery Manufacture Co. Ltd., which accounted for approximately 21% (2002: 33%) and 10% (2002: 29%) of total purchases, respectively.

17.      PENSION AND OTHER POSTRETIREMENT BENIFITS

         The Company and Jinpan USA do not have any retirement plans while Jinpan JV has a defined contribution retirement plan for its employees. As stipulated by the PRC government regulations, Jinpan JV participates in a defined contribution retirement plan organized by the government of Hainan Province, the PRC. All permanent employees are entitled to an annual pension which is equal to a fixed proportion of their final basic salary at their retirement date. Jinpan JV and its employees are required to make contributions to the retirement plan at rates of 20% and 5% of the employees' basic salary, respectively. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government which is responsible for the payments of pension benefits to retired employees. Jinpan JV has no obligations for the pension benefits beyond the annual contributions as described above. The pension costs recognized by Jinpan JV during the years ended December 31, 2003, 2002 and 2001 amounted to RMB367,000(US$44,356), RMB493,000 and RMB287,000, respectively.

18.      OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

         Description of products by segment

         Cast resin transformers is the only reportable segment of the Group.

                  Geographic area data
                                                                                  Year ended December 31,
                                                             2003             2003             2002            2001
                                                        ----------------------------------------------------------------
                                                             US$               RMB             RMB              RMB
                                                                                 (In thousands)
        Revenues from external customers:
        United States                                              215           1,776            7,413           6,965
        PRC                                                     33,211         274,788          222,008         177,515
                                                        ---------------    ------------    -------------    ------------
                                                                33,426         276,564          229,421         184,480
                                                        ===============    ============    =============    ============
        Long lived assets by area:
        United States                                                6              50               50              49
        PRC                                                      3,459          28,617           29,188          30,276
                                                        ---------------    ------------    -------------    ------------
                                                                 3,465          28,667           29,238          30,325
                                                        ===============    ============    =============    ============

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

19.      EQUITY

         Pursuant to the board resolution of the Company dated January 21, 2002, the officers of the Company were authorized and empowered, in the name and on behalf of the Company, to purchase up to 320,000 shares of the Company's common stock from time to time in the open market and through privately, negotiated transactions; such repurchase program is to be financed from internally generated corporate funds, with the acquired stock to be available for use under the Company's stock option plan for other corporate purpose. As of December 31, 2003, 73,158 shares of the Company's common stock were transferred back into treasury at an aggregate cost of $130,133 (approximately RMB1,077,000).

         The Company's convertible preferred stock ("preferred stock") is convertible at any time to shares of common stock and each share of preferred stock entitles its holder to the same number of votes as a share of common stock. Holders of preferred stock are entitled to receive a preferred per share dividend (6% per annum) payable in kind, compounded quarterly. All accrued and unpaid dividends (approximately RMB5, 924 as at December 31, 2003) on the preferred stock are to be cancelled upon conversion into common stock. In the event of the Company's liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of common stock in the distribution of assets in an amount equal to the sum of:
         (i) $2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share.

         (a) 1997 stock option plan

             A total of 1,000,000 shares of Common Stock have been reserved for issuance under the Company's 1997 Stock Option Plan (the "Stock Option Plan"). The Stock Option Plan provides for options to employees, officers, directors and consultants of the Company. The Stock Option Plan, which was established in October 1997, is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option's exercisability. The exercise price of all options granted under the Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. Options shall be fully vested and become exercisable at the date of grant. The maximum term of options granted under the Stock Option Plan is 10 years.

             In July 2003, seven directors, officers and employees of the Company exercised stock option to purchase total 360,000 shares of common stock of the Company, which were granted to them on July 31, 1998 by the compensation committee of the board of directors of the Company, pursuant to the Stock Option Plan. Of the options granted, the senior management purchased 360,000 shares of common stock at the exercise price of US$2.125 per share. Total amount constituting the payment in full of aggregated exercise cost was US$765,000.

         (b) Stock option agreement

             In January 1998, the Company entered into an agreement with Dr. Mu to grant to Dr. Mu in April 1999, options to purchase 200,000 shares of common stock of the Company at an exercise price of US$2.188 per share provided that Dr. Mu serve as a director of the Company during the period commencing from January 1, 1999 and ending March 31, 1999. The Company accounted for this plan under APB 25 and related interpretations under which aggregate compensation of approximately RMB1,759,000 related to this option was charged to the statement of income over the period from February 1998 to March 1999. During the year ended December 31,

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

19.      EQUITY (CONTINUED)

             1999, compensation of approximately RMB377,000 related to this option was charged to the consolidated statement of income.

             Dr. Mu terminated his relationship with the Company in January 2000. This agreement was amended in February 2000 to reduce the option grant to 100,000 shares and to permit Dr. Mu to retain the option. No compensation cost was incurred as a result of this agreement. The options expired in February 2002.

             No options were exercised in relation to this agreement in 2003, 2002 and 2001.

         (c) 2001 stock option agreements

             In February 2001, the Company entered into stock option agreements with five of its directors and Chief Financial Officer, to purchase 60,000 shares of common stock of the Company. Options granted are exercisable at the price of US$2.7 per share and subject to expiration 8 years from the date of grant, are not transferable other than on death, and are exercisable from the date of grant.

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

             No options were exercised in relation to this agreement in 2003 and 2002.

         (d) 2003 stock option agreement

             In September 2003, the Company entered into stock option agreements with seven of its employees, to purchase 140,000 shares of common stock of the Company. Options granted are exercisable at the price of US$3.55 per share and subject to termination of employment, expire 10 years from the date of grant, are not transferable other than on death, and are exercisable from the date of grant.

             The options are exercisable in either US$ or RMB, consequently the measurement date is not fixed. Compensation is measured each reporting period until the options are exercised, forfeited or expire unexercised. The Company recorded compensation expense of RMB 3,347,000 for the year ended December 31, 2003 in connection with these options.

             No options were exercised in relation to this agreement in 2003.

         (e) Warrants granted to non-employees

             In February 1999, warrants to purchase 115,050 shares of the Company's common stock were issued by the Company in connection with the issuance and sale of common stock by the Company in a private placement to accredited investors. The exercise price of the warrants is US$4.00 each. The warrants expired unexercised in February 2003.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

19.      EQUITY (CONTINUED)

             Number of common stock reserved for issuance upon exercise of warrants and stock options

                                                   2003                2002
                                                --------            --------

              Warrants                                -             230,100
              Stock options                     260,000             880,000
                                               --------           ---------

              Total                             260,000           1,110,100
                                               ========           =========

         (f) Disclosure of information pursuant to FAS 123

             The fair value of options granted for 2003, 2002 and 2001 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                     2003     2002          2001
                                                     ----     ----          ----

              Risk-free interest rate               3.10%        -         4.55%
              Dividend yield                            -        -             -
              Volatility factor                     80.3%        -         50.5%
              Weighted average expected life      5 years        -       2 years


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

             A summary of the Company's stock option activities, and related information for the years ended December 31, 2003, 2002 and 2001 are as follows:

                                                           2003                    2002                    2001
                                                 ------------------------------------------------------------------------
                                                               Weighted                 Weighted                Weighted
                                                                average                  average                 average
                                                               exercise                 exercise                exercise
                                                    Options       price     Options        price     Options       price
                                                 ----------- ----------- ----------- ------------------------------------
                                                                 US$                      US$                     US$
               Outstanding at beginning of year     880,000       2.074     880,000        2.074     760,000       2.188
               Granted                              140,000       3.550           -            -     120,000       1.350
               Exercised                           (360,000)      2.084           -            -           -           -
               Cancelled                                  -           -           -                        -
               Forfeited                           (400,000)          -           -            -           -           -
                                                 ----------- ----------- ----------- ------------------------------------
               Outstanding at the end of year       260,000       2.869     880,000        2.074     880,000       2.188
               Exercisable at the year end          260,000       2.869     880,000        2.074     880,000       2.074

               Weighted average fair value of
                 options granted during the year    USD2.34                     N/A                  US$0.11

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

19.      EQUITY (CONTINUED)

             Weight-average exercise prices for options outstanding as December 31, 2003 are US$ 2.869. The weighted-average remaining contractual life of those options is eight years.

20.      SUBSEQUENT EVENT

         On January 21, 2004, the Board of Directors the Company declared a two-for-one stock split to be effective February 6, 2004. The stock split will be applicable to all shareholders of record as of January 30, 2004.