Form 20-F
period 2004-12-31
JINPAN INTERNATIONAL LTD
filed 2005-07-15
CIK 1053008

SECURITIES AND EXCHANGE COMMISSION

                             WASHINGTON, D.C. 20549

                              ---------------------

                                    FORM 20-F
                  ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)

           OF THE SECURITIES EXCHANGE ACT OF 1934 for the fiscal year ended December 31, 2004

                           Commission File No. 1-14742

                              ---------------------

                          JINPAN INTERNATIONAL LIMITED
    (Exact Name of Registrant as Specified in its Charter and Translation of
                         Registrant's Name into English)

                             BRITISH VIRGIN ISLANDS
                 (Jurisdiction of incorporation or organization)

                     C/O HAINAN JINPAN ELECTRIC COMPANY, LTD
                                   SECTION D-2
                              NO. 100 NANHAI AVENUE
                             JINPAN DEVELOPMENT AREA
                               HAIKOU, HAINAN PRC
                    ----------------------------------------
                    (Address of principal executive offices)

         Securities registered or to be registered pursuant to Section 12(b) of the Act:

                         COMMON STOCK, $0.018 PAR VALUE
                                (Title of Class)

         Securities registered or to be registered pursuant to Section 12(g) of the Act:

                                      None.

         Securities for which there is a reporting obligation pursuant to
Section 15(d)of the Act:

                                      None.

         Indicate the number of outstanding shares of each of the issuer's classes of capital or common stock as of the close of the period covered by the annual report:

                                6,686,778 SHARES

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

                          Item 17 |_|        Item 18  |X|

                                TABLE OF CONTENTS

                                -----------------

                                                                            Page

                                                                            ----

Item 1.    Identity of Directors, Senior Management and Advisors               1
Item 2.    Offer Statistics and Expected Timetable                             1
Item 3.    Key Information                                                     1
Item 4.    Information on the Company                                         12
Item 5.    Operating Financial Review and Prospects - Management's
           Discussion and Analysis                                            26
Item 6.    Directors, Senior Management and Employees                         34
Item 7.    Major Shareholders and Related Party Transactions                  37
Item 8.    Financial Information                                              38
Item 9.    Offer and Listing                                                  38
Item 10.   Additional Information                                             39
Item 11.   Quantitative and Qualitative Disclosure About Market Risk          42
Item 12.   Description of Securities Other than Equity Securities             42
Item 13.   Defaults, Dividend Arrearages and Delinquencies                    42
Item 14.   Material Modifications to the Rights of Security Holders and
           Use of Proceeds                                                    42
Item 15.   Controls and Procedures                                            42
Item 16A.  Audit Committee Financial Expert                                   43
Item 16B.  Code of Ethics                                                     43
Item 16C.  Principal Accountant Fees and Services                             43
Item 16D.  Exemptions From the Listing Standards for Audit Committees         44
Item 16E   Purchases of Equity Securities by the Issuer and
           Affiliated Purchasers                                              44
Item 17.   Financial Statements                                               44
Item 18.   Financial Statements                                               44
Item 19.   Exhibits                                                           45

                                     PART I

CURRENCY TRANSLATION
--------------------

         We, Jinpan International Limited ("Jinpan International"), together with our 85% owned subsidiary Hainan Jinpan Electric Company, Ltd ("Hainan Jinpan"), a Sino-foreign cooperative joint venture, and Hainan Jinpan's predecessor, Haikou Jinpan Special Transformer Works ("Haikou Jinpan"), are referred to in this annual report collectively as "we", unless Jinpan International, Hainan Jinpan or Haikou Jinpan are specifically referenced. We prepare our financial statements in accordance with U.S. GAAP. We publish our financial statements in Renminbi Yuan, which are referred to in the financial statements as "RMB" or "Renminbi", the lawful currency of the People's Republic of China. For the reader's convenience, some financial information has been translated from Renminbi to the U.S. Dollar, referred to herein as "U.S.$" using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004, of RMB8.28 = U.S.$1.00. The dollar amounts reflected in these convenience translations should not be construed as representing amounts that actually can be received or paid in dollars or convertible into dollars (unless otherwise indicated), nor do such convenience translations mean that the Renminbi amounts (i) actually represent the corresponding dollar amounts stated, or (ii) can be converted into dollars at the assumed rate.

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

         Set forth below is selected consolidated financial data with respect to our statements of operations for the years ended December 31, 2004, 2003, 2002, 2001 and 2000.


                                                                    Year ended December 31,

                                  --------------------------------------------------------------------------------------------
                                     2000             2001               2002           2003                  2004
                                  ----------       ----------         ----------     ----------   ----------------------------
                                     RMB              RMB                 RMB           RMB           RMB            U.S.$(1)
                                  ----------       ----------         ----------     ----------   -----------       ----------
                                                  (Amounts in thousands, except net income per share data)
Income Statement Data:

   Sales                            141,264          184,480            229,421       276,564         349,609            42,254
   Costs of goods sold              (73,869)        (104,686)          (128,770)     (157,559)       (228,519)           27,619
   Gross profit                      67,395           79,794            100,651       119,005         121,090            14,635


   Selling and
   administrative  expenses         (50,744)         (57,396)           (81,325)      (86,883)        (84,772)          (10,245)

   Interest Expenses                   (925)            (600)              (541)         (354)           (423)              (51)

   Other income                       7,824            8,413             14,186         4,717           3,032               366
   Income before taxation            23,550           30,211             32,971        36,485          38,927             4,705
   Income Tax                        (2,385)          (2,911)            (3,116)       (3,727)         (4,031)             (487)
   Income before Minority            21,165           27,300             29,855        32,758          34,896             4,218
   Interest
   Minority interest                 (4,427)          (4,229)            (4,972)       (5,845)         (6,032)             (729)
   Net income                        16,738           23,071             24,883        26,913          28,864             3,489

   Earnings (loss) per share:

      Basic                             2.66             3.66               3.96         4.21            4.44              0.54
      Fully diluted                     2.65             3.65               3.93         4.15            4.33              0.53
  Number of shares outstanding:
      Basic                        6,298,978        6,298,978          6,279,866    6,390,804       6,489,178         6,489,178
      Fully diluted                6,326,556        6,326,556          6,329,854    6,487,116       6,663,305         6,663,305



                                  December        December       December       December                 December
                                  31, 2000        31, 2001       31, 2002       31, 2003                  31, 2004
                               -------------    ------------   ------------   -------------      ------------------------

                                    RMB             RMB             RMB               RMB            RMB         U.S.$(1)

Balance Sheet Data:

   Cash and cash equivalents         36,560          44,510         63,800           66,571         46,433         5,612
   Total assets                     168,142         203,711        267,261          283,890        351,228        42,450
   Minority interest                 11,506           7,028         10,899            6,841          5,437           657
   Equity                           137,412         160,464        184,604          208,854        233,857        28,265

--------------------
(1) For your convenience, translation of amounts from Renminbi into U.S. dollars has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2004 of RMB8.28 = U.S.$1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollar at that rate or at any other established rate.

FORWARD LOOKING STATEMENTS
--------------------------

      Matters discussed in this document may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their businesses.

Forward-
looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, other than statements of historical fact.

      We desire to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and are including this cautionary statement in connection with this safe harbor legislation. This document and any other written or oral statements made by us or on our behalf may include forward-looking statements, which reflect our current views with respect to future events and financial performance. The words "believe", "expect", "anticipate", "intend", "estimate", "forecast", "project" and similar expressions identify forward-looking statements.

      The forward-looking statements in this document are based upon various assumptions, many of which are based in turn upon further assumptions, including without limitation, management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections. In addition to these important factors and matters discussed elsewhere herein and in the documents incorporated by reference herein, important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements, including the achievement of the anticipated levels of profitability, growth, cost, the timely development and acceptance of new products, the impact of competitive pricing, the impact of general business and global economic conditions and other important factors described from time to time in the reports filed by us with the Securities and Exchange Commission.

      Except to the extent required by law, neither we, nor any of our respective agents, employees or advisors intends or has any duty or obligation to supplement, amend, update or revise any of the forward-looking statements contained or incorporated by reference in this document.

RISK FACTORS
------------

         You should carefully consider the risks described below before making an investment decision. The risks described below are not the only ones facing our company. Any of these risks may have a material adverse effect on our business, financial condition or results of operations. The trading price of our shares could decline due to any of these risks and you may lose all or part of your investment.

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

BECAUSE A SIGNIFICANT PORTION OF OUR REVENUES IS DERIVED FROM SALES OF OUR CAST RESIN TRANSFORMERS, ANY DECREASE IN SALES COULD HARM OUR OPERATING RESULTS.

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

         As part of its economic reform, China has designated certain areas, including the Hainan Province, where we maintain our offices and manufacturing facilities, as Special Economic Zones ("SEZs"). Foreign investment enterprises in these areas generally benefit from greater economic autonomy and more favorable tax treatment in China. Although we are not aware of any pending or proposed changes in the policies or laws governing SEZs, which could have a material adverse effect on our business, financial condition and results of operations, there can be no assurance that such a change will not occur.

IF ANY OF OUR CURRENT SUPPLIERS DELAY, INTERRUPT OR HALT SUPPLY WE COULD BE FORCED TO OBTAIN OUR RAW MATERIALS AT AN INCREASED COST FROM AN ALTERNATIVE SOURCE.

         The principal raw materials we require in our business are cast resin used to coat the copper coils of our transformers, silicon steel which comprise the cores of our transformers and copper foil and wire for our copper windings. We obtain all of our requirements for cast resin from Bakelite, a German corporation, the silicon steel from Thyssenkrupp Electrial Street GmbH, a European company, and the copper foil and wire from Delta & Wye Transformer Co.,Ltd and Hainan Qiongshan Dayou Machinery Manufacture Co. Ltd. in China. Although we usually have a two to three month supply of these raw materials in our inventory and we believe that we are able to obtain our cast resin, silicon steel or copper foil materials from several other companies besides our current suppliers, if we were to experience significant delays, interruptions or reductions in the supply of cast resin, silicon steel or copper foil, we could face increased costs which may have a material adverse effect on our results of operations.

         Other raw materials required to manufacture our products include copper wire, glass fiber and quartz powder. We maintain at least two suppliers for each of our major raw materials other than cast resin in order to enhance our ability to obtain an adequate supply of high quality, competitively-priced raw materials. We purchase copper wire, glass fiber and quartz powder from local suppliers in nearby regions and believe that these materials are readily available. We have never experienced any disruption in the supply of any raw material that has had a material impact on our operations however, we cannot be certain that a disruption in supply by our raw material suppliers will not occur in the future. If such disruption occurs and we experience a significant delay in the supply of these materials, there may be a material adverse effect to our results of operations.

COMPETITION WITH OTHER LARGE AND SMALL TRANSFORMER MANUFACTURERS MAY RESULT IN DOWNWARD PRESSURE ON PRICES AND A LOSS OF MARKET SHARE. WE MAY ALSO FACE COMPETITION FROM FOREIGN COMPANIES.

         The market for cast resin transformers in China is highly competitive and we expect competition to increase in the future. We primarily compete with several large transformer manufacturers as well as a number of small transformer manufacturers. Most of our competitors are government-owned entities. A number of our competitors have greater name recognition and more extensive engineering, manufacturing and marketing capabilities than we do. Our future success will largely depend on our marketing efforts and ability to expand production capacity. Although price has historically not been a major factor in competing against other cast resin transformer manufacturers, it does remain a factor in competing against oil-filled transformer manufacturers and other more traditional, less expensive transformer devices. Increased competition may result in price reductions or loss of market share, which would adversely affect our business, results of operations or financial condition. Foreign companies do not currently compete against us in the transformer market in China due to high production costs. There can be no assurance, however, that foreign manufacturers will not enter into such joint venture arrangements or establish such wholly foreign-owned enterprises, which would subject us to increased competition with foreign companies and adversely affect our operations. We believe that the principal competitive factors affecting the market in China include, in order of significance, product reputation, product performance and safety, product quality, marketing expertise and product price. There can be no assurance that we will be able to compete successfully in the future with existing or new competitors. Following entry into the World Trade Organization, we may have additional competitors in China such as ABB, Siemens and Alstom.

WE MAY FACE PRODUCT LIABILITY CLAIMS THAT MAY RESULT IN COSTLY LITIGATION AND DIVERT THE ATTENTION OF OUR MANAGEMENT.

         Our business exposes us to potential liability risks that are inherent in the manufacturing and marketing of potentially dangerous electrical equipment. We do not currently maintain product liability insurance for our products, consistent with industry practice in China. Such a product liability claim may adversely affect our business, operating results or financial condition.

IF WE ARE UNABLE TO MAINTAIN OUR EXPERTISE IN MANUFACTURING PROCESSES OR IDENTIFY NEW TECHNOLOGIES AS THEY ARISE WE WILL BE UNABLE TO COMPETE SUCCESSFULLY.

         The electrical transformer industry may be subject to changing technology, evolving industry standards, emerging competition and innovative product introductions. Although we are not presently aware of a more advanced technology for our products than we currently possess, there can be no assurance that we can successfully identify new technologies as they arise and develop and bring new products and services to the market in a timely manner or that products, services or technologies developed by others will not render our products, services or technologies noncompetitive, obsolete or less marketable.

WE MAY BE SUBJECT TO INFRINGEMENT CLAIMS BY THIRD PARTIES THAT COULD SUBJECT US TO FINANCIAL LIABILITY OR LIMIT OUR PRODUCT OFFERINGS, AND OUR COMPETITIVE POSITION COULD BE HARMED IF WE ARE UNABLE TO PROTECT OUR INTELLECTUAL PROPERTY.

         We own the rights to the trademark "JST", which is registered with the Trademark Bureau of the State Administration of Industry and Commerce of China. We believe that this trademark has significant value and is important to our marketing and expansion efforts. However, with regard to our trademark, any other future trademarks or printed materials, we cannot be sure that any one or all of the following scenarios has not occurred or will not occur, any one of which could have a material adverse effect upon us:

         o we will not be able to register other names or service marks we may consider important;
         o our currently registered trademark, any future trademark or printed materials currently does or will violate the proprietary rights of others;
         o our trademarks would not be upheld by the Chinese government or its judicial system if challenged;
         o we will be prevented from using our trademarks or other printed materials; or
         o due to the fact that enforcement of our proprietary rights or the defense against the proprietary claims of others may be extremely costly, we may not have the financial resources necessary to enforce or defend our trademarks.

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

         Our corporate affairs are governed by our Memorandum and Articles of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to matters such as the validity of corporate procedures, the fiduciary duties of our management, directors and controlling shareholders and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States. Further, the rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most United States jurisdictions. Thus, our public shareholders may have more difficulty in protecting their interests against actions by our management, directors or controlling shareholders than they might have as shareholders of a corporation incorporated in a United States jurisdiction.

BRITISH VIRGIN ISLANDS LAW DOES NOT PROVIDE FOR DIRECTORS TO HAVE FIDUCIARY DUTIES TO THE CORPORATION

AND ITS SHAREHOLDERS, RATHER, A DIRECTOR'S LIABILITY IS GENERALLY LIMITED TO CASES OF WILLFUL MALFEASANCE IN THE PERFORMANCE OF A DIRECTOR'S DUTIES.

         Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain "fiduciary" responsibilities to the minority shareholders. Shareholder action must be taken in good faith and actions by controlling shareholders, which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority shareholders may not be as protective in all circumstances as the laws protecting minority shareholders in the United States. In addition, in most United States jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Under British Virgin Islands law, liability of a corporate director to the corporation is basically limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the corporation.

DIRECTORS OF BRITISH VIRGIN ISLANDS COMPANIES MAY ACT WITHOUT SHAREHOLDER APPROVAL TO IMPLEMENT REORGANIZATIONS, CERTAIN MERGERS OR CONSOLIDATIONS, ASSET SALES OR TRANSFERS AND THE DISSOLUTION OF A COMPANY.

         The directors of a British Virgin Islands company, subject to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations, the sale, transfer, exchange or disposition of any assets, property, part of the business or securities of the company, the winding-up or dissolution of the company, or any combination thereof, if they determine it is in the best interests of the company, its creditors or its stockholders.

BRITISH VIRGIN ISLANDS COURTS MAY NOT ENFORCE JUDGMENTS RENDERED BY UNITED STATES COURTS.

         There is doubt that the courts of the British Virgin Islands would enforce, either in an original action or an action for enforcement of judgments of United States courts, liabilities which are predicated upon the securities laws of the United States.

                     RISKS RELATED TO OUR CHINESE OPERATIONS

         WE MAY BE SUBJECT TO THE POLITICAL, ECONOMIC, LEGAL AND OTHER UNCERTAINTIES OF CHINA, WHICH IS A SOCIALIST STATE CONTROLLED BY THE COMMUNIST PARTY OF CHINA.

         China is a socialist state which since 1949, has been controlled by the Communist Party of China. Changes in the top political leadership of the Chinese government may have a significant impact on policy and the political and economic environment in China. Furthermore, because economic reforms and growth in China have been more successful in some provinces than in others, the continuation or increase of these economic disparities could affect political or social stability.

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

         Because we are a foreign company conducting our operations and owning assets primarily in China, our operations and assets are subject to political, economic, legal and other uncertainties which affect companies operating in China.

         The economy of China differs from the economics of most countries belonging to the Organization for Economic Co-operation and Development ("OECD"), in respects such as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. China's economy is managed in part through a series of five-year economic and social development plans, each a "Five-Year Plan" formulated by the State Council and approved by the National People's Congress. Each Five-Year Plan sets overall agricultural, industrial, financial and other economic and social development targets. In implementing each Five-Year Plan, the State Planning Commission, a commission directly under the State Council, establishes annual production and development targets, formulates and supervises the implementation of annual plans designed to achieve those targets and approves major economic projects. Although the majority of productive assets in China are still owned by the Chinese Government, in the past several years the Chinese Government has implemented economic reform measures that emphasize decentralization, the utilization of market forces in the development of the Chinese economy and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual and we may not be able to capitalize on all such reforms. Further, there can be no assurance that the Chinese Government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investments in China.

         Since 1978, the Chinese Government has been reforming its economic systems. Many of the reforms are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or in the disparities in per capita wealth between regions within China, could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on our operations. Although reforms to China's economic system have not adversely impacted our operations in the past and are not expected to adversely impact our operations in the foreseeable future, there can be no assurance that the reforms to China's economic system will continue or that we will not be adversely affected by changes in the China's political, economic and social conditions and by changes in policies of the Chinese Government, such as changes in laws and regulations (or the interpretations thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad and reduction in tariff protection and other import restrictions. Our operating results may also be significantly affected by the inadequate development of an infrastructure for power plants and the potential unavailability of adequate power and water supplies, transportation, satisfactory roads, communications abilities and raw materials and parts.

         The Chinese economy has experienced significant growth in recent years, but such growth has been uneven among various geographical regions and sectors of the economy. The Chinese Government implemented various policies from time to time, including, but not limited to, the periods from 1989 to 1991and again commencing in 1993, to restrain the rate of economic growth, control inflation and otherwise regulate economic expansion. Although we do not expect such policies to impact our operations, we may benefit from these types of policies or, on the other hand, more severe measures or other actions by the Chinese Government not currently expected could decrease demand for our products and adversely affect our earnings.

WE ARE SUBJECT TO GOVERNMENT REGULATION AND OUR OPERATING RESULTS COULD BE AFFECTED BY CHANGES IN THOSE REGULATIONS.

         Our operations and assets in China are subject to significant political uncertainty. Our business, results of operations and financial condition could be adversely affected by policy changes made by the Chinese government to any of the following:

         o laws and regulations, or their interpretation and enforcement thereof,

         o        confiscatory or increased taxation,
         o        restrictions on currency conversion and currency devaluations,
         o        imports, import duties and sources of supply, or
         o        the expropriation of private enterprise.

         Under its current governmental leadership, China has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. We can provide no assurance, however, that the Chinese government will continue to pursue these policies, that these policies will be successful if pursued or will not be significantly altered without notice, or that business operations would not become subject to the risk of nationalization, which could result in the total loss of any investment in China. Under the Chinese government's program of privatizing many state-owned enterprises, the Chinese government has attempted to increase its revenues by increased tax collection. If these efforts to increase tax revenues continue, we could incur increased taxation expenses which may impact our profitability. Moreover, economic development in China may also be limited by the following:

         o governmental imposition of restrictive measures intended to reduce inflation, increase taxes or reform unprofitable state-owned enterprises,

         o        the inadequate development of the Chinese infrastructure,
         o the unavailability of adequate power, water supplies, raw materials and parts, and
         o        limited transportation and communications capabilities.

         The Chinese government regulates the import into China of various raw materials and also taxes the importation of some types of capital equipment, which may affect our operations. The approval of imports by the Chinese government is based to some extent on the lack of qualified domestically-produced products and on its strategic plans for the development of local Chinese industries. We can provide no assurance that China's policies will continue to allow raw materials needed by our operations to be imported into China or will not impose import fees, which may raise the cost of raw materials or capital equipment used in our operations. The imposition of any of these costs could have a material adverse effect on our business, results of operations and financial condition.

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

         According to the statistical bulletin provided by China's National Statistics Bureau, China's economic output in 2004 grew 9.5% over the previous year, reaching 13.65 trillion RMB (1.65 trillion U.S. dollars). Imports and exports grew 36% and 35.4% respectively, reaching 561.36 billion U.S. dollars and 593.36 billion U.S. dollars. The consumer price index increased 3.9% in 2004. There is no assurance that the Chinese economy will continue to grow in such rates and if it fails to do so our business may be adversely affected.

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

OUR FACILITIES ARE SUBJECT TO CHINESE ENVIRONMENTAL REGULATIONS THAT EXPOSE US TO POTENTIAL FINANCIAL LIABILITY.

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

         Although we sell products to customers based principally in China, we are doing business in the U.S. and seek to do business in other countries as well. In the future, our international operations and sales may be affected by the following risks, which may adversely affect Chinese companies doing business internationally:

         o        political and economic risks, including political instability,

         o        currency controls and exchange rate fluctuations,

         o changes in import/export regulations, tariff and freight rates, and

         o various forms of protectionist trade legislation which currently exist or have been proposed in some foreign countries.

WE RECEIVE OUR REVENUES IN RENMINBI, WHICH EXPERIENCES VOLATILITY IN THE EXCHANGE RATE TO CERTAIN FOREIGN CURRENCIES AND MAY ADVERSELY AFFECT OUR FINANCIAL PERFORMANCE.

         We receive almost all of our revenues in Renminbi, which is not freely convertible into foreign exchange. However, we require foreign currency to meet foreign currency obligations, such as for future purchases of certain equipment and raw materials from Germany. The Chinese government imposes control over our foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign imports. Effective January 1, 1994, pursuant to the Notice of the People's Bank of China Concerning Further Reform of the Foreign Currency Control System ("PBOC Notice"), the conversion of Renminbi into Hong Kong and United States dollars must be based on rates set by the PBOC. Such rates are set daily, based on the previous day's Chinese interbank foreign exchange market rate with reference to current exchange rates on the world financial markets or the "PBOC Rate". Effective as of December 1, 1996, Renminbi has become fully convertible for all current account transactions. Foreign exchange, which is required for current account transactions, can be bought freely at authorized Chinese banks, so long as the procedural requirements prescribed by law are met. Payment of dividends to foreign investors holding equity interests in Chinese companies, including Foreign Investment Enterprises, is considered a current account transaction. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks. Purchase of foreign currency for capital account transactions still requires prior approval of the State Administration for Foreign Exchange. Although the Renminbi / United States dollar exchange rate has been relatively stable since January 1, 1994, there can be no assurance that the exchange rate will not again become volatile in the future. Exchange rate fluctuations may adversely affect our financial performance because of our foreign currency denominated liabilities and may materially adversely affect the value, translated or converted as applicable into United States dollars, of our net fixed assets, our earnings and our declared dividends. We currently do not engage in any hedging activities in order to minimize the effect of exchange rate risks.

ITEM 4. INFORMATION ON THE COMPANY

HISTORY AND DEVELOPMENT
-----------------------

         Jinpan International Limited was incorporated as an International Business Company under the laws of the British Virgin Islands on April 3, 1997. We own 85% of Hainan Jinpan Special Transformer Works which was renamed Hainan Jinpan Electric Company Ltd. on October 9,2004. Our principal executive offices are located at c/o Hainan Jinpan Electric Corporation Ltd., No. 100 Nanhai Avenue, Jinpan Development Area, Haikou, Hainan China.

         Hainan Jinpan was established in June 1997 as a Sino-foreign cooperative joint venture between Haikou Jinpan and Jinpan International. It is located in the Hainan Province in southern China and is principally involved in the design, manufacture and sale of cast resin transformers. Until June 30, 1997, Hainan Jinpan's operations were wholly-owned and conducted by Haikou Jinpan, which has, since its establishment in August 1993, sold in excess of 12,748 cast resin transformers in China and has produced aggregate revenues of approximately RMB1,513 million (U.S.$183 million) as of December 31, 2004. Pursuant to the terms of the joint venture contract between Haikou Jinpan and Jinpan International, Haikou Jinpan received a 15% equity interest in Hainan Jinpan in exchange for the capital contribution of its building, equipment and other production and related facilities, while we received an 85% equity interest in Hainan Jinpan in return for our commitment to contribute capital of U.S.$2.1 million. Hainan Jinpan purchased all the remaining assets and liabilities of Haikou Jinpan in exchange for U.S.$2.1 million.

BUSINESS OVERVIEW
-----------------

         GENERAL OVERVIEW

         Through our joint venture interest in Hainan Jinpan, we design, manufacture and sell cast resin transformers for voltage distribution equipment in China. Our cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. We are one of the largest manufacturers and distributors of cast resin transformers in China, using the aggregate capacity of the transformers as measured in kilovolt-amperes ("KVA") as a basis for comparison. In 2004, Hainan Jinpan had total sales of RMB349.6 million (U.S.$42.2 million) based upon sales of our transformers having a total capacity of 4.6 million KVA. Hainan Jinpan obtained an ISO9001 certification of its cast resin transformers in April 1997, which was renewed for an additional period of three years expiring in 2006. Hainan Jinpan also obtained an ISO14001 certification from the Environmental Management Certification Center for the Machinery Industry in September 2000, making it one of only a few Chinese transformer manufacturers to have been so certified by the International Standardizing Organization. Equipment manufactured by Hainan Jinpan underwent complete type testing and was certified by KEMA High Power Laboratory in September 1999. In addition, Hainan Jinpan's transformers have been certified by the Chinese Ministry of Machinery and Ministry of Electric Power, indicating that Hainan Jinpan has satisfied the required national standards related to its:

         o        product quality;
         o        manufacturing processes;
         o        equipment; and
         o        personnel.

         We have begun the process of obtaining our core and coil "UL" certification. Such certification requires compliance with the UL's Standards for Safety, under which product samples are tested and evaluated in accordance with applicable safety requirements. UL Standards for Safety provide for certain technical requirements, which products must meet in order to become eligible to bear a UL mark. Once a product meets these requirements, authorization is given by UL to apply the appropriate UL mark to the products.

         Our cast resin transformers are used to distribute electricity from the end of electric transmission lines to points of electricity usage within various types of facilities, including residential, commercial, industrial and some other types of facilities. In order to more efficiently transmit electricity over long distances, electrical voltage is typically increased or "stepped up" by a power generating facility. Our cast resin transformers "step down" or decrease voltage to a level that can generally be used. Most step down transformers in China use oil to disperse the heat created when high voltage is transformed to low voltage. Although oil-filled transformers are effective and less expensive to purchase, relative to some other types of transformers, oil-filled transformers require maintenance, produce leakage and pollution and experience a higher incidence of combustion than do, for example, the cast resin transformers that we produce. We believe that problems associated with oil-filled transformers have resulted in demand for safer and more efficient alternatives like our cast resin transformers, especially in urban areas.

         We manufacture three main types of cast resin transformers, which are distinguished by their insulation systems. The insulation systems used are: 155 degree Celsius (Class "F" per IEC60076 (International Electrotechnical Commission) for the Chinese market) and 150 and 185 degree Celsius per ANSI (American National Standard Institute), IEEE (Institute of Electrical and Electronics Engineers) & NEMA (National Electrical Manufacturers Associations) standards for the U.S. and North American markets. In some transformers the high and low voltage coils are cast in epoxy resin under vacuum conditions. In others, the high voltage coils are cast in epoxy resin under vacuum conditions and the low voltage coils are encapsulated. Since our coils are either cast or encapsulated, they can use ambient air to cool the transformers instead of requiring a liquid, like oil, to absorb the heat produced. The Chinese Ministry of Machinery has published guidelines requiring, to the extent possible, the use of cast resin transformers in buildings containing transformers and in factories, which are subject to a high risk of fire.

    OUR ELECTRIC TRANSFORMING PRODUCTS

         We manufacture and sell primarily three types of cast resin transformers. For the Chinese market we make 155 and 188 degree Celsius insulation (class F and class H). We manufacture and sell 16 standard sizes of transformers with KVA capacities ranging between 100 to 3150 KVA. For transformers with KVA of 400 and under, the high and low voltage coils are cast in epoxy resin under vacuum condition. Above 400 KVA the high voltage are cast in epoxy resin under vacuum conditions and the low voltage are encapsulated. For the U.S. and North American markets we use two temperature systems: 150 degree Celsius and 185 degree Celsius per ANSI, IEEE & NEMA standards. For each insulation system we manufacture 9 standard sizes with KVA capacities ranging from 300 KVA to 3750 KVA. Our current maximum transformer KVA range both for the Chinese and the U.S. and North American markets is 20,000 KVA.

         In the event that none of our standard size cast resin transformers meets a customer's requirements or a customer seeks to purchase a transformer with a capacity in excess of the maximum KVA capacities of our transformers, we offer design engineering services which enable us to manufacture a custom made transformer to fulfill a customer's particular needs. In order to customize our transformers, we employ twenty-five 25 design engineers who utilize 3D design system, Mechanic Desk Top software and Auto Desk to design custom made transformers. For example, our engineers designed and we installed a custom made transformer with a capacity of 10,000 KVA for use in the Beijing subway system. The pricing of our transformers is based upon capacity as measured in KVA. The price of our transformers is typically increased by an additional 5% in the event that any design engineering services are performed, regardless of the extent of services performed.

         We believe that the main advantages of our cast resin transformers as compared to other electric transformers are that our transformers:

         o        are manufactured with fire resistant components;
         o do not use a potentially environmentally harmful cooling liquid that may leak;
         o produce less power or energy loss than other available transformers;

         o require little maintenance; o are resistant to short circuit shocks;

         o have greater emergency overload capability; o have greater reliability; and
         o        have smaller dimensions and are less noisy.

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

BUSINESS STRATEGY

         During 2003 we adopted a strategy which focused on promoting and developing new products, forward integration, and strengthening our sales force. Last year we continued to execute our strategy along the same strategic lines. Our efforts enabled us to become entrenched as the leading cast resin transformer manufacturer in China while making advances in other international markets:

New products

         Cast resin transformer products forms the core of our product line and are higher on the evolutionary scale of transformer products requiring highly advanced production technology. We continue to develop and expand our already broad product line, extending product uses into areas where we believe we will have a competitive edge over our competitors. The ZQSC10 24 pulse rectifier transformer developed this year is one such product and benefits the end user by greatly reducing the harmonics in rectifier circuits to help protect the network. Another product developed this year is the ZIDCB9-3000 isolation transformer utilized in 800 mega-watt power plants and is a technology that was previously imported to China. We believe new products will greatly enhance our competitiveness in China and abroad.

Forward Integration

         During 2004 we have successfully engaged in developing Jinpan Electric as a supplier of switch gear products. Switch gear forms the part of the system that enables operators to switch system equipment in and out of the network. We have executed a licensing agreement with a world leading manufacturer of circuit breakers for use in our switch gear assemblies. These efforts have paid off handsomely with respect to landing some fairly large scale projects for switch. We see a similar scenario with respect to the success realized though our unit substation business which was initiated in 1999 and has grown considerably since then. A unit substation is a miniature power generation station comprised of high voltage switchgear, a transformer, low voltage switchgear, a power meter and power factor compensation device all interconnected with cables or buss bars. Jinpan creates unit substations by integrating the aforementioned equipment together with our transformers. Unit substations are commonly used in applications related to construction and reconstruction of city power networks. Switch gear and transformers are a key component to unit substations. In an effort to position our company as a broader total solutions provider of electrical equipment we have changed the company's name to Hainan Jinpan Electric. Based on our success with integrated assemblies, we believe that we are well on the road of becoming a major electrical equipment supplier and offering complete packages to our customers.

Strengthen our sales force and advance our markets

         By the end of December 2004 our efforts to strengthen our sales force stands at having 32 sales offices with 55 direct employees and 15 independent sales agents in China, and 1 sales office with 4 independent sales rep organization in North America addressing international (external to China) business. We will continue this trend as needed to fully exploit various high growth markets.

         Significant progress has been made during 2004 in addressing the large original equipment manufacturers (OEM) market. We have successfully passed a rigorous qualification program for one of the world's largest power generating equipment manufacturers a have since supplied this manufacturer transformers for projects. As a measure of our success Jinpan Electric was present an award for best new supplier by this major OEM at a supplier's conference. In addition we were audited and surveyed by several other leading OEMs during 2004 and have scored vary high achieving the highest rankings. We will continue working with and supporting our U.S. partners who purchase our cores and coils for their transformer production and sales. Due to the change in scope of our UL project we will be able to offer the North American market UL listed products on a complete line of transformer assemblies verse supplying manufacturers with a UL recognized core and coil which they in turn would have to have UL listed for their complete transformer package. .

         We also continue to focus our attention on ensuring that our delivery times and price structure remain competitive and that we satisfy and respond to our customers' needs. Our engineers in our U.S. office and Haikou Headquarters work closely to ensure fast delivery of core and coils from Haikou.

BACKGROUND INFORMATION RELATING TO THE ELECTRIC TRANSFORMER INDUSTRY IN CHINA

        Over the past 26 years, beginning in 1978, when China introduced the reform and changed its policy, China's economy has grown at an annual average growth rate of approximately 9.3%. In 2003 and 2004, the GDP grew 9.3% and 9.5%, respectively. China's capacity to generate electricity increased from 57.12 million kilowatts in 1978 to 440 million kilowatts in 2004, representing an annual compounded growth rate of 8.17%. In 2004, China ranked second worldwide with a total electricity output amounting to 2,187 billion KWH, with an annual compounded growth rate of 8.59%, increasing from 256.6 billion KWH in 1978. In 2004, the total electricity output in China grew 14.5% from the previous year. However, the supply of electricity in China still falls short due to strong economic growth. The fast growth of industrial output is the key driving force behind the consumption of electricity. We expect the production capacity of the Chinese industrial sector to further improve in 2005, resulting from the fast growth in fixed asset investments. Thus, we expect that the electricity demand by the industrial sector will continue to grow steadily. It is expected that newly installed generating capacity in 2005 will attain 60 to 70 million kilowatts and that the demand for electricity in 2005 will reach 2,500 billion kilowatt-hours.

         We believe that the fast growing Chinese economy has been the main reason for the significant increase in demand for many consumer products requiring electric power for their operations. Furthermore, China's major cities, such as Beijing, Shanghai and Guangzhou, have also been requiring greater amounts of electricity in comparison to the past because of the significant population increases in the major cities caused by the large influx of rural migrants in recent years.

         The electrical equipment industry achieved a total output value of RMB787.2 billion (95.7 billion U.S. dollars) in 2004, up 37.37% from 2003, which was the highest growth rate among the 13 sections of China's machine-building industry. Profit of the industry reached RMB42.8 billion (5.17 billion U.S. dollars). According to the statistics released by the Chinese National Bureau of Statistics, the total production output of China transformer industry reached
489.70 million KVA in 2004, an increase of 30.1% compared with the previous year.

         According to the Chinese Association of Transformers, production and sales of cast resin transformers in China have increased significantly since 1991. In 1991, the aggregate production output of installed cast resin transformers was 0.43 million KVA. Since 1993, installations of cast resin transformers have risen dramatically as shown in the table below:

                           Total KVA Capacity of Cast
                 Year     Resin Transformers Installed (in millions)
                 ----     ------------------------------------------

                 1994                       3.97
                 1995                       6.19
                 1996                       6.48
                 1997                       6.14
                 1998                       8.76
                 1999                       9.88
                 2000                      11.98
                 2001                      14.40
                 2002                      15.78
                 2003                      17.55
                 2004                      23.00

         From 2000 through 2004, the production and sales of cast resin transformers in China was 91.71 million KVA, translating into an average production and sales per year of 18.34 million KVA, which represents a compound annual growth rate of 21.71% in sales of transformers in China. According to industry experts, the power generating capacity in China is expected to increase to 900 million kilowatts by the year 2020, which represents an annual compound growth rate of 5% to 6%. This increase in power generating capacity represents increased market opportunities for Jinpan.

         The table below sets forth our consolidated sales, by geographic region, for the years ended December 31, 2002, 2003 and 2004:


                                                                              YEAR ENDED DECEMBER 31,
                                                                              -----------------------
                                                                       2002            2003            2004
                                                                       ----            ----            ----

(U.S. DOLLARS IN MILLIONS)

Beijing                                                                 5.9             5.9             5.06
Guangdong                                                               4.9             4.9             4.10
Wuhan                                                                   1.7             1.5             2.22
Chongqing                                                               0.4             1.8             1.14
Yunnan, Guizhou                                                         1.0             1.0             1.17
Sichuan                                                                 1.8             2.7             2.62
Liaoning                                                                3.0             2.3             5.29
Shanghai                                                                                2.8             3.30
Jiangsu                                                                                 3.1             5.05
Zhejiang                                                                                1.5             1.81
Tianjin                                                                                                 2.38
Guangxi                                                                                                 1.54
Changsha                                                                                                1.34
Shanxi                                                                                                  1.24
Hainan                                                                                                  0.94
Other                                                                   9.0             5.9             3.05
                                                                     ------------------------------------------
                                                          Total:       27.7            33.4            42.25

THE RAW MATERIALS USED IN OUR CAST RESIN TRANSFORMERS AND THEIR SOURCES OF
SUPPLY

         The principal raw materials we require for our business are (1) epoxy resin, used to coat the copper coils of our transformers, (2) silicon steel, which comprises the cores of our transformers, and (3) copper foil, for our copper foil windings. We obtain all of our epoxy resin from Bakelite, a German corporation, the silicon steel from Thyssenkrupp Electrical Street GmbH, a European company, and the copper foil from Mansfelder Kupfer and Messign GmbH and KM Europe Metals, both German companies and from Delta & Wye Transformer Co.,Ltd and Hainan Qiongshan Dayou Machinery Manufacture Co. Ltd. in China.

         Other raw materials required to produce our products include copper wire, glass fiber and quartz powder. We maintain at least two suppliers for each of our major raw materials, other than cast resin, in order for us to enhance our ability to obtain an adequate supply of high quality, competitively-priced raw materials. We purchase copper wire, glass fiber and quartz powder from local suppliers in nearby regions and believe that these materials are readily available.

OUR SALES AND MARKETING NETWORK

         We sell our cast resin transformers through our sales network, which consists of the use of 32 regional sales offices in various cities in China, including Beijing, Shanghai and Chongqing. We employ 55 sales representatives, 36 of whom are based in our regional sales offices and 19 are based at our headquarters in Haikou. All of our sales representatives are salaried employees. We also sell our products through 15 independent sales agents who receive commissions based on sales. We sell the majority of our transformers in Beijing, Guangdong, Zhejiang and the northeast of China.

OUR SIGNIFICANT CUSTOMERS

         Sales to our five largest customers aggregated approximately 15%, 16% and 13% of our total sales during the fiscal years ended December 31, 2002, 2003 and 2004, respectively, and sales to our largest customer for those same periods accounted for approximately 4%, 4%, and 3.2% of our total sales, respectively. There can be no assurance that any of our principal customers will maintain their volume of business with us or that a similar volume of business will be forthcoming from new or existing customers to replace any lost business. The loss of one or more of these existing principal customers without replacement by a customer of similar volume could have a material adverse effect on our business and financial condition.

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

         The high and low voltage windings are then wrapped around a silicon steel core. The core is composed of several rolls of silicon steel, which have been cut on an automated steel cutting machine. The rolls of silicon steel are assembled and stacked by one of our two assembly table machines to form the core of a transformer. As one of the most important components of a transformer, the core is used as a transforming medium of electric energy during the transforming process. Our use of high quality material, advanced cutting machines and the design of our products, have resulted in efficiently minimizing the energy loss and noise produced during the operation of the transformer. We test and inspect our transformers in accordance with Chinese national standards and will not deliver a transformer to a customer unless each required test has been passed. The standard testing procedure is comprised of the following 12 procedures:

         1.       measurement of winding resistance;
         2.       measurement of voltage ratio;
         3.       measurement of impedance voltage;
         4.       measurement of current;
         5.       source voltage withstand test;
         6.       induced overvoltage withstand test;
         7.       measurement of winding insulation resistance;
         8.       measurement of partial discharge;
         9.       lightning impulse test;
         10.      temperature raise test;
         11.      measurement of sound level; and
         12.      short-circuit test.

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

         Although a few of our competitors entered the transformer market earlier and have achieved greater product recognition than we did and have, we believe that our growing name recognition, the quality and efficiency of how we manufacture our products allow us to compete with our competitors. We believe that we operate more efficiently than our government-owned competitors because, as a non-government-owned company, Hainan Jinpan's operations are not subject to the time-consuming governmental approvals and regulatory processes to the same extent as are government-owned entities. We believe that these factors in particular result in lower production costs and greater flexibility. Furthermore, since none of our transformers have been returned to us or, to our knowledge, have been the cause of any accidents, we believe that our competitors do not manufacture transformers that are safer or of a higher quality than our transformers.

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

GOVERNMENT REGULATION

General conditions in China.

         Since 1949, China has been a socialist state controlled by the Communist Party of China. Changes in the top political leadership of the Chinese government may have a significant impact on policy and the political and economic environment in China. Furthermore, because economic reforms and growth in China have been more successful in some provinces than in others, the continuation or increase of these economic disparities could affect political or social stability.

         China is considered to be a high-risk nation for business and investment. Although China recently permitted greater provincial and local economic autonomy and private economic activity, the government of China has exercised and continues to exercise substantial control over virtually every aspect of the Chinese economy through regulation and state ownership. Therefore, future government action, including any decision by the Chinese government to discontinue supporting the economic reform program that it commenced in the late 1970's and the possible return of China to the more centrally-planned economy that existed prior to the economic reforms, could have a significant effect on economic conditions in China and our operations. China's economic reform plan was designed to bring foreign investment capital and technological advancements into China. The result of these reforms has been a move towards a more mixed economy and away from a more centrally-planned one. The process of shifting more of the responsibility for various aspects of economic enterprise to local management and regional authorities continues, even though the system of Chinese socialism still involves considerable influence by the central government in the economic areas of production and marketing.

         Because we are a foreign company conducting our operations and owning assets primarily in China, our operations and assets are subject to political, economic, legal and other uncertainties which affect companies operating in
China:

Government regulation in China.

         Our operations and assets in China are subject to significant political uncertainty. Our business, results of operations and financial condition may be adversely affected by changes to policies by the Chinese government to any of the following:

         o laws and regulations, or their interpretation and enforcement thereof,

         o        confiscatory or increased taxation,

         o        restrictions on currency conversion and currency devaluations,
         o        imports, import duties and sources of supply, or
         o        the expropriation of private enterprise.

         Under its current governmental leadership, China has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. We can provide no assurance, however, that the Chinese government will continue to pursue these policies, that these policies will be successful if pursued or will not be significantly altered without notice, or that business operations would not become subject to the risk of nationalization, which could result in the total loss of any investment in China. Under the Chinese government's program of privatizing many state owned enterprises, the Chinese government has attempted to increase its revenues by increased tax collection. If these efforts to increase tax revenues continue, we could incur increased taxation expenses which may impact our profitability. Moreover, economic development in China may also be limited by the following:

         o governmental imposition of restrictive measures intended to reduce inflation, increase taxes or reform unprofitable state-owned enterprises,

         o        the inadequate development of the Chinese infrastructure,
         o the unavailability of adequate power, water supplies, raw materials and parts, and
         o        limited transportation and communications capabilities.

         The Chinese government regulates the import into China of various raw materials and also taxes the importation of some types of capital equipment, which may affect our operations. The approval of imports by the Chinese government is based to some extent on the lack of qualified domestically-produced products and on its strategic plans for the development of local Chinese industries. We can provide no assurance that China's policies will continue to allow raw materials needed by our operations to be imported into China or will not impose import fees which may raise the cost of raw materials or capital equipment used in our operations. The imposition of any of these costs could have a material adverse effect on our business, results of operations and financial condition.

International trade in China.

         At present, a significant portion of the economic activity in China is export-driven and, therefore, is affected by developments in the economies of China's principal trading partners, including the U.S.

         China's entrance into the WTO, effective December 11, 2001, will result in important development opportunities for its economic construction as well as many challenges. The "Most Favored Nation" status and the national treatment that China will gain from other WTO members will be helpful in increasing the country's export volume.

         On April 1, 1996 the Chinese government reduced the rate of import duties of 4,971 tax items, thus making the tariff rate decrease from 35% to 23% on average. On October 1, 1997, the Chinese government reduced the import duty rate of 4,874 commodity items, resulting in the reduction of the customs duties from 23% to 17% on average. Starting from January 1, 2001, the Chinese government decided to reduce the customs duties again, and the overall level of the Customs duty decreased to 15.3%. This decrease involved a total of 3,462 tax items, making up 49% of China's total tax items. Having entered the WTO, the Chinese government will continue to carry out its promise of gradually reducing customs duties. Commencing January 1, 2005, China's overall customs duty rate decreased to 9.9% from 10.4%, which includes the reduction of the average import duty rate for agricultural products which decreased from 15.6% to 15.3% and the average import duty rate of industrial products which decreased from 9.5% to 9%. These tariff reductions will allow a flow of more foreign goods into the domestic market at lower prices and will pose competitive pressure on Chinese enterprises.

      Since January 1, 2005, China has entered into the "post-WTO transitional period" from its WTO entry. The "post-WTO transitional period" is the period from January 1, 2005 to the date when China opens all its sectors it promised to foreign participation. This will negatively impact domestic sales of China's agricultural, auto and financial and services industries, as well as the retail sector, because these domestic businesses will lose sales to their foreign counterparts. In 2005, the transitional period for several important service sectors, including banking, securities, insurance and retail trade will expire. On July 1, 2006, the auto tariffs will be reduced to 25% and the average tariff for auto parts to 10%. After 2005, it is anticipated that certain tariff quotas will reach their highest points. For example. tariff quotas for wheat and corn are expected to comprise 10.7% and 6%, respectively, of gross domestic output. After 2005, regional limits on the insurance industry will be cancelled and the total assets requirement for foreign brokerage firms will be reduced and sole foreign-funded brokerage firms will be allowed to establish. In 2006, several limitations imposed upon foreign-owned banks will be cancelled and foreign banks will be allowed to service Chinese clients in Renminbi. After 2005, foreign-funded enterprises will be allowed into several industries including construction, tourism and transportation that they previously could not enter. In 2007, regional limitations on basic telecommunications will be cancelled and the foreigners will be allowed to tap into up to 49% of the market.

      In accordance with the WTO agreement, China will work to adopt transparent and equitable trade and investment policies, continue to improve the investment and business conditions, encourage fair competition, accord national treatment where needed and further strengthen the protection of intellectual property rights and all the legitimate rights and interests of foreign investors. The central government is speeding up the drafting of amendments and the abolishment of obsolete laws, rules and regulations in accordance with China's WTO commitments. China's entrance into the WTO will create many economic opportunities for China, as well as many challenges.

      According to the Customs General Administration, the total volume of China's foreign trade in 2004 reached a record high of 1.15474 trillion U.S. dollars, up 35.7% over the prior year, moving China up to the number three spot, as the world's third largest trading power behind the United States and Germany. The total foreign trade volume of China more than doubled in the past three years since China's entry into WTO. Both import and export volume topped 500 billion U.S. dollars in 2004, among which the export volume comprised 593.36 billion U.S. dollars, up 35.4%, and the import volume registered at 561.36 billion U.S. dollars, up 36%, with an annual trade surplus of 31.98 billion U.S. dollars. About 60% of China's foreign trade is conducted through foreign-invested and private companies. Exports of electromechanical and high-tech products increased rapidly last year.

      In 2004, China attracted 62 billion U.S. dollars of foreign direct investment, second only to the United States. China's foreign exchange reserve surged by as much as 206.7 billion U.S. dollars to 609.9 billion dollars by the year-end, second only to Japan. China has been targeting "basic balance and slight surplus" in international payments for many years. Bilateral trade between China and its major trade partners continued to maintain rapid growth during January and February of this year. For the first two months of 2005, trade between China and the European Union ("EU"), its largest partner, was close to 30 billion U.S. dollars, an increase of nearly 30% over the prior year. The U.S. remained China's number two trade partner with a total volume of 26.6 billion U.S. dollars, an increase of 21.5% over the prior year. Japan continued to be China's largest import resource with bilateral trade amounting to 24.57 billion U.S. dollars, an increase of 10.6% over the prior year. The total trade volume between China and the

Association of Southeast Asian Nations (ASEAN) increased 23.6% to 16.63 billion U.S. dollars, making ASEAN China's fourth largest trade partner for the first time.

      According to the Ministry of Commerce, 5,444 new foreign investment companies were approved during the first two months of 2005, a decline of 9.02% compared to the prior year. Contracted foreign investment in China during this period reached 20.052 billion U.S. dollars and utilized foreign investment reached 0.969 billion, increases of 6.15% and 8.21% , respectively, over the prior year. By the end of February 2005, China approved the establishment of 514,385 foreign-invested companies and contracted foreign investment has reached 1,116.66 billion U.S. dollars, while actual utilized foreign investment has reached 570.069 billion U.S. dollars.

      According to the statistics released by the federation of China's machine-building industry, the total output in 2004 was valued at RMB3.27 trillion (395 billion U.S. dollars), up 27.4% as compared to the prior year. Profits of the machine-building industry reached RMB185.8 billion (22.5 billion U.S. dollars), a rise of 16.5% from 2003, which accounted for 16.4% of the country's overall industrial profits. The statistics also show that exports in the machine-building sector grew by 50% to RMB858 billion (104 billion U.S. dollars). Imports have grown by 43%to RMB137 billion (16.6 billion U.S. dollars) in 2004, compared to 2003.

         While China's entry into the WTO and the related relaxation of trade restrictions may lead to increased foreign investment, it may also lead to increased competition in China's markets from international companies.

  ECONOMIC CONDITIONS IN CHINA AND HOW THEY AFFECT US.

         According to the National Bureau of Statistics ("NBS"), China's GDP in 2004 reached RMB13.65 trillion (1.65 trillion U.S. dollars), an increase of 9.5% over the previous year. The added value of primary industry rose 6.3% to RMB2.07 trillion (about 250 billion U.S. dollars), that of secondary and tertiary industries rose 11.1 and 8.3% to RMB7.24 trillion (874.4 billion dollars) and RMB4.34 trillion (524.15 billion dollars) respectively.

         China recorded RMB6.28 trillion (766 billion U.S. dollars) in overall industrial value last year, increasing 11.5% over the prior year and remaining the biggest contributor to economic expansion. Coal output went up 15%, while power output was up 14.9%. Aggregate production of pig iron, crude steel and rolled steel rose 24.1%, 32.2% and 23.5%, respectively. The automobile sector manufactured 5.2 million motor vehicle units. Total profits for China's industrial sector stood at RMB1.13 trillion (138.3 billion U.S. dollars), up 38.1%.

         In 2004, urban per capita disposable income was RMB9,422 (1,138 U.S. dollars), an increase of 7.7%in real terms after allowing for price factors and rural per capita net income was RMB2,936 (355 U.S. dollars), up 6.8% in real terms after allowing for price factors.

         Consumer spending remained stable but showed invigorating signs in China last year, with combined retail sales volume growing 13.3%as compared to the prior year to RMB5.4 trillion (652.17 billion U.S. dollars) in 2004. It climbed 10.2% after deducting price hikes, 1 percentage point higher on an annualized basis. According to the National Development and Reform Commission of China's Price Monitoring Center, China's CPI rose 3.9% in 2004.

         Investment in fixed assets totaled RMB7.01 trillion (about 854.5 billion U.S. dollars) in 2004, up 25.8% over the prior year, or a drop of 1.9 percentage points from the previous year. Fixed asset investment in our industry climbed 26.9% in 2004 as compared to 2003, to RMB178.08 billion (21.51 billion U.S. dollars). The growth rate fell a dramatic 65.5 percentage points as compared to the prior year. In April of 2004, the Chinese Government launched efforts to clamp down on overheated investment in selected sectors such as steel, alumina and cement. Credit tightening and scrutiny over approval of land deals soon cooled the investment spree.

         The year 2005 is the last year of the tenth Five-Year Plan (2001-2005), the government has set its main targets for this year's economic and social development as follows: GDP growth around 8%, 9 million new jobs for urban residents, registered urban unemployment rate within 4.6%, rise in the consumer price index of no more than 4%, and basic balance in international payments.

         The concept of a "harmonious society" was first launched by the government in its work report in March of 2005. A harmonious society features democracy and the rule of law, equity, justice, sincerity, amity and vitality. It gives full scope to people's talent and creativity, enables all people to share in the social wealth brought by reform and development, and forges an ever closer relationship between the people and government.

         The State Development and Reform Commission forecasts in a December 2004 report that investment for the year of 2005 will increase at approximately 18%, retailing sales of consumer products at approximately 9.5%, exports at approximately 15% and industries above the scale at approxiamtely16%.

         The government pledged to continue to strengthen and improve macro-regulation, to follow prudent fiscal and monetary policies and better coordinate the macroeconomic policies, to rein in the scale of fixed-asset investment and to vigorously expanding consumer demand. It will implement fiscal, tax, financial and industrial policies that encourage consumption while paying particular attention to strengthening the rural infrastructure, expanding rural markets and stimulating the distribution of agricultural products. The government has committed itself to try its best to keep the overall price level stable.

         Since the later half of 2004 the Chinese economy appeared to become "overheated", including excessive capital investment, tightened supply and demand relation, increased money supply , and reduction in grain output. . To stablize economic development, the Chinese government adopted the macroeconomic -control policy, specifically for the use of land and credit.The government also introduced a series of policies, which support some sectors and clamp down on others by treating them differently. These include policies for supporting grain production, restricting development of land use and controlling excessive growth in capital investment.

         On 28 October 2004, the Central Bank of China raised the interest rate by 0.27%. The increase in interest rate ended the era of decreasing interest rates seen over the past nine successive years.. China may again increase interest rates in the second half of this year. The interest rate adjustment indicates that the macro-control measures are shifting gradually from the government control policy to economic and market-orientated measures.

         Heated discussions transpired during 2004 regarding revaluation of the RMB currency. According to the government's work report, China will reform the mechanism for setting the exchange rate for the RMB and keep it basically stable at a proper and balanced level in order to ensure a healthy and sustainable development of the Chinese economy.

         A notable document released by the government during 2004, "Notions of the Central Committee of the CPC and the State Council on Policies for Promoting Increase of Income for Farmers", stressed that concerted efforts must be made to support the grain production in the major grain producing areas and promote the grain-producing farmers to increase their income. Under the guidance of this document, the year of 2004 has witnessed a series of more direct, powerful and resolute policies and measures "good for the agricultural development". The reform of taxes and fees helped reduce 30% of the burden on farmers and as a result grain production increased for the first time in five years.

         The year of 2004 is the "power-supply shortage year" in China. The energy crisis raised the curtain of the intensified supply and transportation of coal, oil and transmission of electricity. The encouragement of using the electricity in many places was replaced by "switching off to restrict the use of electricity".

         China faced the hidden crisis of a lack of energy resources behind its speedy economic growth. In 2003, China consumed some 30% of the total iron and steel product, 40% of total cement and 31% of the total coal production of the whole world but its GDP amounted to only to 4% of the world. .

China's Corporate Income Tax.

         The income tax rate for domestic companies in China is 33% while it is 15% for foreign funded companies. This differing treatment is unfair to Chinese enterprises due in part to China's entry into the WTO. There is a nationwide debate in China on the reforms that have gone on for years. The debate has grown louder in 2004 when financial authorities pushed hard for the adoption of a unified corporate income tax, which would mean higher rates for foreign-funded enterprises. The debate did not generate results last year. China will offer preferential tax treatment to selected sectors instead and foreign investors will get more preferential tax treatment than domestic ones if they invest in certain sectors. There will be a transitional period for foreign investors to maintain their tax privileges for an unspecified period of time. Experts and local companies have complained the policy does not comply with WTO principles and that, as a kind of discrimination against domestic firms, it also results in a reduction of China's tax revenues. China's top legislature, the National People's Congress ("NPC"), has listed the Law on Enterprises' Income Tax in its lawmaking plan for 2005. NPC deputy Cheng Faguang revealed that China might unify the income tax rates in 2008. The possible income tax rate may be set around 25%-28%.

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

         Environmental protection in China is regulated in accordance with the Environmental Protection Law of the People's Republic of China, which became effective on December 26, 1989. This law sets national standards for environmental quality and monitoring as well as for the utilization of natural resources and the reduction of pollution. As a manufacturer, we are subject to annual inspections. We have passed our most recent inspection and believe that we are materially in compliance with applicable environmental laws.

PROPERTY, PLANT AND EQUIPMENT
-----------------------------

         Our production facilities are located in Haikou City, Hainan Province in southern China. We operate six Chinese-made copper coil winding machines, one German-made low voltage copper foil winding machine, two German-made high voltage winding machines, one German-made steel cutting machine, which was recently acquired to upgrade our older steel cutting machine, German-made assembly table machines and one German-made vacuum casting machine. In February 2001, Hainan Jinpan purchased a new German-made vacuum casting machine. Whereas in the past coils were cast with epoxy under vacuum conditions, the use of new machine allows for coils to be cast with a mixture of epoxy and quartz powder under vacuum conditions. This machine is being used for the production of new products such as the filled resin cast coil transformers. We believe that the vacuum casting machine, represents one of the most technologically advanced machines of its kind currently in operation in China. Our belief is based on a comparison of the attributes of its casting system manufactured by Hubers against those of another vacuum casting machine manufactured by Hedrich Vacuum Systems Gmbh, which we believe to be widely used in China. Using the equipment we currently use and maintain, our annual production capacity is approximately
4.6 million KVA per year. Increasing our plant utilization rate does not differ with respect to the different areas of our manufacturing process. The coil winding machines, copper foil winding machine, steel cutting machine and vacuum casting machine are all fully utilized.

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

         Our headquarters and administrative and manufacturing facilities are located at 100 D-2 Industry Avenue, Haikou, Hainan Province, China, and encompass approximately 3976 square meters. The premises were previously purchased by Haikou Jinpan and were contributed to Hainan Jinpan. Our warehouse is located at 168 Industry Avenue, No. 6 Factory Building, West F District, Haikou Bonded Zone, Haikou, Hainan Province, China. The premise encompasses approximately 3906 square meters and is subject to a lease, which expires in February 2007. This lease provides for rent of approximately RMB35,000 per month. In 2000, the production area of Hainan Jinpan increased by 1,134 square meters to accommodate a new production equipment subject to a five year lease expiring 2005 and a monthly rent of approximately RMB11,000. Our subsidiary, Jinpan International (U.S.A.) Ltd., has administrative offices in Englewood Cliffs, New Jersey, which encompass approximately 130 square meters and are subject to a lease with a third party expiring in March 2009. This lease provides for rent of approximately $2,887 per month.

         We lease 29 and own 3 sales offices in China, located in Beijing, Shanghai, Hefei, Nanning, Anshan, Changsha, Hangzhou, Kunming, Tianjin, Wuhan, Chongqing, Chengdu, Suzhou, Taiyuan, Shenyang, Xian, Guangzhou, Lanzhou, Shenzhen and Dalian, which are subject to leases that provide for monthly rents ranging from RMB1,200 to RMB3,500 per month. These sales offices range in size from 50 square meters to approximately 165 square meters. We also use office space in the sales offices of three of our independent sales agents, whereby instead of paying rent for the use of the office space, we pay additional commissions to our independent sales agents who work from these offices.

ITEM 5.    OPERATING FINANCIAL REVIEW AND PROSPECTS

         The following discussion and analysis should be read together with our audited consolidated financial statements and notes appearing in Item 18 below.

CRITICAL ACCOUNTING POLICIES
----------------------------

         Our discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies reflect the more significant estimates and judgments used in the preparation of our consolidated financial statements.

Provision for Doubtful Accounts

         We reserve for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We estimate the provision for doubtful accounts related to trade receivable based on two methods. The amounts calculated using each of these methods are combined to determine the total amount we reserve. First, we evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. In these cases, we make judgment, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and customer's current credit status based on third party credit reports and known market factors, to record specific reserve for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated. We perform an additional analysis of collectibility for non-specific accounts based on a collective assessment of historical collection, write-off experience, current economic trends, changes in our customer payment terms and other factors that may affect our ability to collect. While bad debts have historically been within the provision established, we cannot guarantee that we will continue to experience the same bad debt rate that we have in the past.

               As of December 31, 2003 and 2004, the Provision for Doubtful Accounts was RMB 11 million and RMB 9.5 million respectively. For the year ended December 31, 2003, we did not have to record any additional provision subsequent to the year ended because the actual uncollectible amount were lower the estimated amounts. For the year ended December 31, 2004, we also did not record any additional provision as of May 31, 2005.

Inventories Obsolescence

              Inventories are stated at the lower of cost or market value. Market value represents the net realizable value for inventories. We periodically review our inventory for excess inventory, obsolescence and declines in market value below cost and record an allowance against the inventory balance for any such declines.We write down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value.These reviews require management to estimate future demand for our products and the market conditions. Possible changes in these estimates could result in revisions to the valuation of inventory. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. If actual market conditions are more favorable then projected, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

                    As of December 31, 2003 and 2004, we recorded inventory obsolescence allowance in the amount of RMB 1.6 million and RMB 1.4 million. Foe the year ended December 31, 2003,we did not have to record any additional allowance subsequent to the year-end because actual write-offs were lower than the estimated amounts. For the year ended December 31, 2004, we also did not have to record any additional allowance as of May 31, 2005.

Deferred Tax Valuation Allowance

         Estimates and judgments are required in the calculation of certain tax liabilities and in determining the recoverability of certain of the deferred tax assets, which arise from net operating losses, tax carryforwards and temporary differences between the timing of the recognition of revenues and expenses for tax and financial statement purposes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more likely than not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

OPERATING RESULTS
-----------------

SUMMARY OF FINANCIAL RESULTS

         The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 2002, 2003 and 2004.


                                                                    Year ended December 31

                                                                    ----------------------
                                                               2002            2003           2004
                                                               ----            ----           ----
Net sales                                                          100%            100%          100%

Cost of goods sold                                              (56.1%)           (57%)       (65.4%)
Gross profit                                                      43.9%           43.0%         34.6%




Selling, general and administrative expenses                    (35.4%)         (31.5%)       (24.3%)
Other income                                                       6.2%            1.7%          0.9%
Income tax provision                                             (1.4%)          (1.3%)        (1.2%)
Income before minority interest                                   13.3%           11.9%           10%
Minority interest                                                (2.2%)          (2.1%)        (1.7%)
Net income                                                        11.1%            9.8%          8.3%

Year ended December 31, 2004 compared with the year ended December 31, 2003

             Sales. Net sales increased RMB73 million or approximately 26.4% from RMB276.6 million in the year ended December 31, 2003 to RMB349.6 million in the year ended December 31, 2004. The increase in sales was primarily driven by the increase in sales volume. During 2004, sales of units increased by 27% to 3,167 units as compared with 2,503 units in 2003. During 2004, the company continued to gain market share and new customers contributed to 90% of the sales increase in 2004.

         Cost of goods sold. Cost of goods sold increased by RMB71 million or approximately 45% from RMB157.6 million in the year ended December 31, 2003 to RMB228.6 million in the year ended December 31, 2004. Cost of goods sold as a percentage of sales increased by 8.4% in the year ended December 31, 2004, from 57% in the year ended December 31, 2003, to 65.4% in the year ended December 31, 2004. This was primarily the result of increasing raw material prices. The average steel price was RMB20, 000 per ton in year 2004, which was an approximate 60% increase as compared with 2003, and the average copper wire price was RMB36,000 per ton, which was an approximate 34.5% increase as compared with 2003. If the company did not take the actions mentioned below, the cost of goods sold as percentage of sales would have increased 30%, however, the company fully utilized its financial strength to purchase a large volume of materials which a cut costs by approximately 16% and improved the production design and efficiency which cut costs by an additional approximate of 5.6%. Overall, the cost of goods sold as a percentage of sales increased by 8.4%.

         Gross Profit. Gross profit increased RMB2.1 million or approximately 1.75% to RMB121.1 million in the year ended December 31, 2004 from RMB119 million in the year ended December 31, 2003. As a percentage of sales, gross profit decreased from 43 % in the year ended December 31, 2003, to 34.6% in the year ended December 31, 2004, primarily as a result of the reasons mentioned above.

         Selling and administrative expenses. Selling and Administrative expenses, including the provision for doubtful debt, decreased by RMB2.5 million or approximately 3% from RMB86.9 million in the year ended December 31, 2003, to RMB84.4 million in the year ended December 31, 2004. As a percentage of sales, selling and administrative expenses decreased from 31% in the year 2003, to 24.1% in the year ended December 31, 2004. The decrease of RMB2.5 million was primarily the result of (1) RMB1 million decrease in provision for doubtful debt; (2)RMB1.5 million reduction in discretionary spending in areas such as marketing, commissions and administration expenses.The decrease of provision for doubtful debt is the result of better accounts receivable aging structure and collection of some of aged receivable. We are continuing to focus our efforts on achieving additional operating efficiencies by reviewing and improving upon our existing business process and cost structure.

         Net Income. Net income increased by RMB2 million or approximately 7.2% from RMB26.9 million in the year ended December 31, 2003, to RMB28.9 million in the year ended December 31, 2004. As a percentage of sales, net income decreased from 9.8% in the year ended December 31, 2003, to 8.3% in the year ended December 31, 2004.

         Basic Earnings Per Share. Basic earnings per share increased by RMB0.23 or approximately 5.5% from RMB4.21 in the year ended December 31, 2003 to RMB4.44 in the year ended December 31, 2004.

Year ended December 31, 2003 compared with the year ended December 31, 2002

             Sales. Net sales increased by RMB47 million or approximately 20.5% from RMB229.4 million in the year ended December 31, 2002 to RMB276.6 million in the year ended December 31, 2003. The increase in sales was primarily driven by the increase in sales volume, gaining market shares from our competitors and the continuing expansion of our customer base. Our products' high quality is also gaining recognition in China and the U.S. markets.

         Cost of goods sold. Cost of goods sold increased by RMB28.8 million or approximately 22.3% from RMB128.8 million in the year ended December 31, 2002 to RMB157.6 million in the year ended December 31, 2003. Cost of goods sold as a percentage of sales increased by 0.9% in the year ended December 31, 2003, from 56.1% in the year ended December 31, 2002, to 57.% in the year ended December 31, 2003. This was primarily the result of increasing raw material prices.

         Gross Profit. Gross profit increased by RMB18.4 million or approximately 18.2% to RMB119 million in the year ended December 31, 2003 from RMB100.7 million in the year ended December 31, 2002. As a percentage of sales, gross profit decreased by from 43.9 % in the year ended December 31, 2002, to 43% in the year ended December 31, 2003, primarily as a result of the increase in raw material prices.

         Selling and administrative expenses. Selling and administrative expenses, including the provision for doubtful debt, and employee stock option compensation cost increased by RMB5.6 million or approximately 6.8% from RMB81.3 million in the year ended December 31, 2002, to RMB86.9 million in the year ended December 31, 2003. As a percentage of sales, selling and administrative expenses decreased from 35.4% in the year 2002, to 31.5% in the year ended December 31, 2003. Selling and administrative expenses sharply increased after an accrued charge of RMB3.3 million related to employee stock option compensation cost.

         Net Income. Net income increased by RMB2 million or approximately 8% from RMB24.9 million in the year ended December 31, 2002, to RMB26.9 million in the year ended December 31, 2003. As a percentage of sales, net income decreased from 10.8% in the year ended December 31, 2002, to 9.7% in the year ended December 31, 2003. The decrease is a result of the company accruing an operational stock option compensation cost of RMB3.3 million.

         Basic Earnings Per Share. Basic earnings per share increased by RMB0.25 or approximately 6% from RMB3.96 in the year ended December 31, 2002 to RMB4.21 in the year ended December 31, 2003.

Impact of Inflation

         We do not believe that inflation over the past three years have had a material impact on our revenues or operating results.

Foreign Currency Fluctuations

         We receive almost all of our revenues in Renminbi which is not freely convertible into foreign exchange. However, we require foreign currency to meet foreign currency obligations, such as for future purchases of certain equipment and raw materials. The Chinese government imposes control over our foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign imports. Effective January 1, 1994, pursuant to the PBOC Notice, the conversion of Renminbi into Hong Kong and United States dollars must be based on the PBOC Rate. Effective as of December 1, 1996, Renminbi has become fully convertible for all current account transactions. Foreign exchange which is required for current account transactions can be bought freely at authorized Chinese banks, so long as the procedural requirements prescribed by law are met. Payment of dividends to foreign investors holding equity interests in Chinese companies, including Foreign Investment Enterprises, is considered a current account transaction. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks. Purchase of foreign currency for capital account transactions still requires prior approval of the State Administration for Foreign Exchange. Although the Renminbi/United States dollar exchange rate has been relatively stable since January 1, 1994, there can be no assurance that the exchange rate will not again become volatile or that the Renminbi will not devalue further against the United States dollar. Exchange rate fluctuations may adversely affect our financial performance because of our foreign currency denominated liabilities and may materially adversely affect the value, translated or converted as applicable into United States dollars, of our net fixed assets, our earnings and our declared dividends. Any depreciation of the Renminbi may have an adverse effect on our financial performance. We do not currently engage in any hedging activities in order to minimize the effect of exchange rate risks.

Political, Military and Economic Risks

         Our operations in China are subject to several potential political, military and economic risks. See above - Item 3. Key Information - Risk Factors
- Risks Related to our Chinese Operations.

Trade Agreements

         China's entrance into the WTO on December 11, 2001 will result in development opportunities for its economic construction as well as many challenges. The "Most Favored Nation" status and the national treatment that China will gain from other WTO members will be helpful in increasing the country's export volume. China's State Council announced that beginning January 1, 2002, the tariff will be reduced to 12% from 15.3%, and it will be reduced further to a level of 10% in 2005. This tariff reduction will allow more foreign goods to enter into the domestic market at lower prices which will pose pressure on Chinese enterprises. China's machinery industry is expected to be impacted by China's entrance into the WTO.

         As a result of its entrance into the WTO, China will become more involved in international economic cooperation and competition. The transitional period for China after it enters the WTO is expected to last three to five years. China will gradually open up a wide range of sectors such as financial services, insurance, telecommunications, trade, commerce, transportation, construction, tourism and intermediary services to foreign investment. In accordance with the WTO agreement, China will work to adopt transparent and equitable trade and investment policies, continue to improve the investment and business conditions, encourage fair competition, accord national treatment where needed and further strengthen the protection of intellectual property rights and all the legitimate rights and interests of foreign investors. The central government is speeding up the drafting of amendments and the abolishment of obsolete laws, rules and regulations in accordance with China's WTO commitments.

Taxation

         Hainan Jinpan is subject to PRC income tax at the applicable tax rate of 15%; however Hainan Jinpan has enjoyed a 50% tax exemption approved by China's government since 1997. The 50% tax exemption ended on January 1, 2005.

LIQUIDITY AND CAPITAL RESOURCES
-------------------------------

         Historically, we financed our operations principally through cash generated from our operations, bank borrowings and securities offerings.

         On December 31, 2004, we had working capital of RMB201.9 million compared to RMB186.05 million at December 31, 2003. This increase is due to an increase in accounts receivable and inventories. At December 31, 2004, we had approximately RMB46.4 million in cash and cash equivalents as compared to RMB66.6 million at December 31, 2003. On December 31, 2004, we had accounts receivable of RMB171.9 million as compared to RMB124.4 million at December 31, 2003. The increase in accounts receivable is primarily attributable to the growth of sales and the extension of credit terms applicable to large orders. We believe that our working capital is sufficient for our present capital requirements. As of December 31, 2004, we had inventories of RMB67.6 million as compared to RMB37.8 million as of December 31, 2003. The increase of RMB29.8 million is primarily as a result of (1) RMB3.7 million increase in raw materials; (2) RMB2.8 million increase in finished goods; and(3) RMB23.6 million increase in work in process. The build-up for work in process was due to few large orders that are to be delivered in January and February of year 2005.

         Net cash used in operation activities in 2004 was RMB9 million which is RMB 27.7 million lower than the cash flows provided by operating activities during year 2003. Cash used in operating activities during 2004 was primarily the result of increase in accounts receivable of RMB 47 million , increase in inventory of RMB 29 million, net income of RMB 34.5 million after adjusting for non-cash depreciation expense of RMB 5.7 million and increase in Accounts Payable and other payable of RMB 30 million. Net cash used in investing activities in 2004 was RMB10.2 million which was primarily the result of expanding production facilities and purchasing equipment of RMB 11 million. We do not expect any material changes in cash receipts from sales to our customers and payments to our vendors to acquire inventory.

         Our principal commitment consisted of a long-term obligation outstanding under our operating lease. We don't expect any major increase in capital expenditures in the year 2005.

         We have a credit facility of RMB33 million with the Nan Yan Commercial Bank. The letter of credit under this credit facility is guaranteed by Jinpan International Ltd., bearing interest at a weighted average rate of 4.84% per annum for the year ended December 31, 2004. We borrowed a total of RMB8.6 million at the end of December 2004.We also borrowed RMB15 million from Yan-Pu Bank, which is unsecured and bearing interest at the rate of 6.138% annually.

         We anticipate, based on management's internal forecasts and assumptions relating to our operations, that our existing cash and funds generated from our operations, together with our existing financing agreements, will be sufficient to meet our working capital and capital expenditure requirements for the next 12 months. In the event that our plans change, our assumptions change or prove inaccurate, or other capital resources and projected cash flow otherwise prove to be insufficient to fund our operations (due to, for example, unanticipated expenses, technical problems or otherwise), we could be required to seek additional financing sooner than currently anticipated. We have no current arrangements with respect to sources of additional financing and there can be no assurance that we would be able to obtain additional financing on terms acceptable to us, if at all.

         On February 9, 2004, we affected a 2-for-1 stock split.

         AGGREGATE CONTRACTUAL OBLIGATIONS

         Apart from the operating lease commitment disclosed in note 13 to the audited financial statements, we had no other contractual obligations. As of December 31, 2004, we had the following known contractual obligations:


------------------------- -----------------------------------------------------------------------------------------
                                                 Payments due by period (RMB in thousands)
------------------------- -----------------------------------------------------------------------------------------
Contractual Obligations   Total         Less than 1 year     1-3 Years       3-5 years     More than 5 years
------------------------- ------------- -------------------- --------------- ------------- ------------------------
Operating Lease           2,871         1,127                1,371           373           0
Obligations

------------------------- ------------- -------------------- --------------- ------------- ------------------------
Total                     2,871         1,127                1,371           373           0
------------------------- ------------- -------------------- --------------- ------------- ------------------------

RESEARCH AND DEVELOPMENT, PATENTS AND LICENSES, ETC.
----------------------------------------------------

         We have maintained our lead position as the most technologically advanced supplier of cast coil transformers in China after years of developing technology driven by power distribution applications. Our recent development efforts are driving by applications associated with power generation and related equipment. We will continue to invest in technology through research and development as we have done in the past focusing on product line extensions while incorporating the latest manufacturing technologies into our production processes. We will be able to reach new markets and supply technologically advanced products possessing superior quality and performance attributes that create more value for our customers.

Our recent research and development activities include:

         o Development of ZICB9 isolation transformer for use in 800 Mega-watt power plants.

         o Development of our ZQSC line of multiple coil rectifier transformers. These units incorporate 2 sets of 12 pulse outputs to form a single 24 pulse rectifier transformer with 15 degrees of phase shift per winding to reduce harmonic loading by 50%. These units are used in infrastructure which supports subway and commuter rail systems.

         o UL product recognition: The scope of the project has been increased to cover the full range of complete transformer products. Phase one testing which defines the parameters and criterion to be used during thermal ageing (phase two) has been completed. UL product recognition will open the North American market.

         o Forward integration technologies: Development of switchgear included KYN28A-12 switchgear with a modular construction facilitating retrofitting and equipment upgrading, GCMS/GCL low voltage switchgear, and DC low voltage switchgear for uninterruptible power supplies (UPS). Two new substations were also developed: YBM3A & ZGS9.

Keeping abreast of the latest developments in the industry

         Our technical staff remains well informed with respect to advances in manufacturing equipment raw materials and processing methods. Detailed information is gathered by attending major industrial fairs and trade shows related to our industry. Typically, our technical staff attends such events as the Industrial Fair in Hanover, Germany, the International Electri-technical Exhibition in Beijing, China and the IEEE Power Engineering Society's ("PES") Transmission and Distribution show in the U.S. Members of our technical staff recently participated in all of these major shows and held technical discussions with major equipment and material suppliers and manufacturers.

TRENDS

------

         We foresee that sales will continue to grow this year; however, with the majority of our materials being purchased from European suppliers, the increase of the Euro and uncertain pricing in steel and copper are likely to have an impact on costs during 2005.

DIVIDENDS

---------

         Any future payment of dividends is within the discretion of our Board of Directors and will be dependent upon, among other things, our earnings, capital requirements, financing agreement covenants, our financial condition and applicable laws. In May 2003, our board declared a cash dividend of $0.05 per share, payable in August 2003. In October 2003, the board declared a cash dividend of $0.40 per share ($0.20 per share if adjusted for 2-for-1 stock split) of common stock for the year 2004. We made two distributions to realize overall distribution of U.S.$0.40 per shares during the year 2004. In February 2005, the board declared a cash dividend of U.S.$0.20 per share. The company made the first distribution of U.S.$0.10 per share on March 10, 2005. The second distribution of U.S.$0.10 per share will make during the second half of 2005. The board may or may not declare additional dividends in the foreseeable future; however, to the extent that the board may decide to pay cash dividends in the future, these dividends will be declared from the retained earnings, e.g., surplus, as determined by resolution of the board. As we are a holding company, the amount of our retained earnings will be limited by the amount of dividends which can be declared by our subsidiaries under applicable law as discussed directly below.

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

LEGAL PROCEEDINGS

         Neither we nor any one of our subsidiaries is a party to, nor are any of our or our subsidiaries' property the subject of, any material pending legal or arbitration proceeding.

OFF-BALANCE SHEET ARRANGEMENTS
------------------------------

         We are not party to any material off-balance sheet arrangements.

ITEM 6.  DIRECTORS, SENIOR MANAGEMENT AND EMPLOYEES.

DIRECTORS AND EXECUTIVE OFFICERS
--------------------------------

         Our directors and executive officers are as follows:

NAME                      AGE      POSITION

Li Zhiyuan                50       Chairman of the Board of Directors, President
                                   and Chief Executive Officer
Ling Xiangsheng           53       Vice Chairman of the Board and Vice President
Jing Yuqing               42       Secretary
William D. Nagel          68       Director
Liwen Zhang               50       Director
Donald S. Burris          61       Director
Mark Du                   44       Principal Financial Officer

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

         DR. LI-WEN ZHANG was elected to our Board of Directors in June 2003. Dr. Zhang is a permanent staff member of the United Nations Department of General Assembly Management Affairs currently in Economic and Social Council Servicing Branch. As part of the managing staff, Dr. Zhang provided consultation to the Delegation of Beijing Fiscal Bureau on socioeconomic issues in November of 2000. In 1996, Dr Zhang helped organize a conference in Shanghai with Chinese authorities regarding the Development and Management of Special Economic Zones in a Transitional Economy. Dr. Zhang received a Ph.D. in International Comparative Education from Columbia University in 2001 and holds a Masters degree in Economic Policy Management from Columbia University Graduate School of Business and International Affairs.

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

COMPENSATION OF DIRECTORS AND OFFICERS.
---------------------------------------

         The total compensation paid to our directors and officers during the last fiscal year was RMB4,790,397 comprised of salaries in the amount of RMB3,355,200and bonuses in the amount of RMB1,435,197. The aggregate amount set aside by Hainan Jinpan during its last fiscal year to provide for pension, retirement or similar benefits for directors and officers was RMB157,824

         Pursuant to our 1997 Stock Option Plan (the "Plan"), we have granted to certain of our directors, officers and consultants, stock options immediately exercisable at an exercise price of $2.13 per share to purchase 400,000 shares of our common stock, the term of the option ended on July 31, 2003. In July 2003, seven of our directors and officers exercised their stock options and purchased a total of 360,000 shares of our common stock. The remaining options to purchase 40,000 shares of common stock expired without being exercised. In addition, we have granted to certain of our directors stock options immediately exercisable at an exercise price of $2.187 per share to purchase 260,000 shares of our common stock which were exercisable until February 11, 2003. Such options have expired without being exercised and were added back into the pool of options eligible for future grant under the Plan. Furthermore, we agreed to grant to one of our directors stock options at an exercise price of $2.187 per share to purchase 200,000 shares of our common stock, exercisable until three years from the time of grant. We amended this stock option agreement in February 2000. The amended agreement provides that the director has been granted options to purchase 100,000 shares of our common stock in lieu of the options previously granted. Such option expired in April 2002.

         In February 2001, we granted stock options to five of our directors and our Chief Financial Officer, to purchase an aggregate of 120,000 shares of our common stock. Such options are exercisable at $1.35 per share and, subject to termination of employment, expire 8 years from the date of grant. The options are not transferable other than on death.

         In September 2003, we granted stock options to seven of our employees to purchase an aggregate of 140,000 shares of common stock. Such options are exercisable at the price of U.S. $3.55 per share and are subject to termination of employment, furthermore, the options expire 10 years from the date granted, are not transferable other than on death and are exercisable from the date of grant.

BOARD PRACTICES
---------------

         All of our directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by the Board of Directors at the first Board of Directors meeting after each annual meeting of shareholders and hold office until their death, until they resign or until they have been removed from office.

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

EMPLOYEES

---------

         As of December 31, 2004, we had approximately 281 employees in China, including 56 engineers or technicians, 40 management and administrative personnel, 55 marketing and sales personnel, 130 factory personnel and 4 employees in the United States, including 2 management and administrative personnel, 1 marketing and sales personnel and 1 accounting personnel. All of our employees are contract employees and have entered into renewable employment contracts with us. Terms of our employment agreements with management, engineers, sales persons and technicians range from two to three years and terms of our employment agreements with support personnel range from six months to one year.

         Our employees are not currently members of a trade union. We have not experienced any strikes or other labor disputes that have interfered with our operations and we believe that our relations with our employees are good.

ITEM 7.  MAJOR SHAREHOLDERS AND RELATED PARTY TRANSACTIONS.

MAJOR SHAREHOLDERS

         The following table sets forth specific information as of May 9, 2005, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares, (ii) each of our directors, and (ii) the number of our ordinary shares beneficially owned by all officers and directors as a group.


       Title of Class          Name of Beneficial Owner                 Amount Owned(1)        Percent of Class
       --------------          ------------------------                 -------------          ----------------

        Common Stock           Li Zhiyuan (2)                             1,946,532                 29.11%

        Common Stock           Jing Yuqing (3)                            1,946,532                 29.11%

        Common Stock           Ling Xiangsheng (4)                        1,110,954                 16.61%

        Common Stock           William D. Nagel  (5)                         49,800                    *

        Common Stock           Liwen Zhang (6)                               10,000                    *

        Common Stock           Donald S. Burris                              10,000                    *

        Common Stock           All officers and directors as a            3,127,286                 46.77%
                               group (6 persons) (7)

* Represents share ownership of less than one percent (1%).

(1) We believe that all persons named in the table have sole investment power with respect to all shares of common stock beneficially owned by them, unless otherwise noted in these footnotes.

(2) Includes: (i) 1,323,066 shares of common stock, (ii) 20,000 shares of common stock issuable upon exercise of currently exercisable stock options, and (iii) 603,466 shares of common stock beneficially owned by Jinq Yuqing, the wife of Mr. Li and one of our directors, as to which Mr. Li disclaims beneficial ownership.

(3) Includes: (i) 583,466 shares of common stock (ii) 20,000 shares of common stock issuable upon exercise of currently exercisable stock options, and (iii) 1,343,066 shares of common stock beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer and President, as to which Ms. Jing disclaims beneficial ownership. The trust sold 219,471 shares of common stock during 2003.

(4) Includes: (i) 1,090,954 shares of common stock, and (ii) 20,000 shares of common stock issuable upon exercise of currently exercisable stock options.

(5) Includes (i) 19,800 shares of common stock, and (ii) 30,000 shares of common stock issuable upon exercise of currently exercisable stock options.

(6) Represents 10,000 shares of common stock issuable upon exercise of currently exercisable stock options.

(7) Includes 110,000 shares of common stock issuable upon exercise of currently exercisable stock options issued to all directors and executive officers.

         To the best of our knowledge, as of May 5, 2005, 3,057,486 shares of common stock or 45.72% of all shares of common stock outstanding were held by 3 record holders in the United States.

RELATED PARTY TRANSACTIONS
--------------------------

         During the year ended December 31, 2003, the minority shareholder in the joint venture, borrowed RMB11,277,000 from Jinpan JV which carries an annual interest rate of 5.31%. The amount of RMB8,947,000 was repaid in November 2003 and the remainder was repaid in December 2003. The interest income of RMB475,000 was received from the minority shareholder in June 2004.

         During the year ended December 31, 2002, the minority shareholder, Haikuo Jinpan Corp., borrowed RMB888,000 from Jinpan JV, which was interest free and payable within one year. The amount was repaid in December 2002.

ITEM 8.  FINANCIAL INFORMATION.

CONSOLIDATED STATEMENTS AND OTHER FINANCIAL INFORMATION

         See Consolidated Financial Statements attached to this Form 20-F.

ITEM 9.  THE OFFER AND LISTING.

SHARE LISTINGS AND TRADING PRICES

The following table sets forth the high and low sales prices for our common stock for: (i) the five most recent full financial years since our common stock began being publicly traded on the American Stock Exchange ("AMEX"), (ii) the two most recent full financial years for each full financial quarter and the first subsequent quarter since our common stock began being publicly traded on the AMEX, and (iii) for each month, during the six months of November 2004 through May 2005. All prices are adjusted for a 2-for-1 stock split effective February 9, 2004.

          Year Ended                   High                Low
          ----------                   ----                ---

1999                                   3.000             0.5625
2000                                   1.875              0.625
2001                                   1.500              0.550
2002                                   2.075              1.000
2003                                    8.00              1.585
2004                                    7.90              4.920

                                             Common Stock

                                             ------------

         Quarter Ended                 High                Low
         -------------                 ----                ---

March 30, 2003                         1.845              1.585
June 30, 2003                          2.155              1.710
September 30, 2003                     4.500              2.100
December 31, 2003                      8.000              3.275
March 30, 2004                         8.760              6.320
June 30, 2004                           7.90              5.510
September 30, 2004                     7.030              4.970
December 31, 2004                      6.570              4.920

          Six Months                   High                Low
          ----------                   ----                ---

November, 2004                         5.90               4.970
December, 2004                         6.570              5.70
January, 2005                          6.850              5.940
February, 2005                         6.830              6.040
March, 2005                            6.500              5.500
April, 2005                            6.900              5.390
May, 2005                             6.8500             5.6700


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

         Holders of our common stock are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law. All shares of common stock are equal to each other with respect to liquidation and dividend rights. In the event of our liquidation, all assets available for distribution to the holders of common stock are distributable among them according to their respective share holdings. Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted upon by the shareholders, including the election of directors. Holders of our common stock do not have cumulative voting rights in the election of our directors. The Company's convertible preferred stock (the "Preferred Stock") is convertible at any time to shares of common stock and each share of Preferred Stock entitles its holder to the same number of votes as a share of common stock. Holders of our convertible preferred stock are entitled to receive a preferred dividend per share (6% per annum) payable in kind, compounded quarterly. All accrued and unpaid dividends on the convertible preferred stock are to be cancelled upon conversion of such convertible preferred stock into common stock. In the event of our liquidation, dissolution or winding up, the holders of our convertible preferred stock are entitled to a preference over the holders of our common stock in the distribution of our assets in an amount equal to the sum of: (i) $4.375 per share, and (ii) an amount equal to declared but unpaid dividends on each such share. After payment of the full amount of the liquidation distributions to which the holders of our convertible preferred stock are entitled, holders of our convertible preferred stock and holders of our common stock will be entitled to any further distributions of our assets on a pari passu basis. Each share of convertible preferred stock entitles its holder to the same number of votes as a share of common stock with respect to any vote of our shareholders. Holders of our convertible preferred stock are entitled, at any time, to convert their convertible preferred stock into shares of common stock, subject to the anti-dilution adjustments described below. Holders of our convertible preferred stock have certain anti-dilution protection upon the occurrence of certain events including stock dividends, stock splits, reclassifications, mergers and issuances of shares of our common stock.

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

MATERIAL CONTRACTS

         None.

EXCHANGE CONTROLS AND OTHER LIMITATIONS AFFECTING SECURITY HOLDERS

         There are no exchange control restrictions on payment of dividends on our common stock in the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. Dividend distribution and repatriation by Hainan Jinpan is regulated by China's laws and regulations. To date, these controls have not had and are not expected to have a material impact on our financial results. There are no material British Virgin Islands laws which impose foreign exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our common stock. British Virgin Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our common stock.

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

ITEM 11. QUANTITATIVE AND QUALITATIVE DISCLOSURE OF MARKET RISK.

         We do not invest in derivative financial instruments or other market risk sensitive instruments, except for corporate securities. Accordingly, our exposure to financial market risk derives primary from changes in interest rate .. The primary objective of our investments in corporate securities is to preserve principal while maximizing yields, without significantly increasing risk. These available for sale securities are subject to interest rate risk. The fair market value of these securities may fluctuate with changes in interest rate.

ITEM 12. DESCRIPTION OF SECURITIES OTHER THAN EQUITY SECURITIES.

         Not applicable.

ITEM 13. DEFAULTS, DIVIDEND ARREARAGES AND DELINQUENCIES.

         None.

ITEM 14. MATERIAL MODIFICATIONS TO THE RIGHTS OF SECURITY HOLDERS AND USE OF PROCEEDS.

         None.

ITEM 15. CONTROLS AND PROCEDURES

         As of the end of the period covered by this Annual Report, the Company's management (with the participation of its Chief Executive Officer and Chief Financial Officer conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company's disclosure controls and procedures. In evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only reasonable assurance of achieving the desired control objectives, and management is necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and implementing controls and procedures based on the application of management's judgment.

         In connection with the audit of our consolidated financial statements for the year ended December 31, 2004, we and our independent public accounting firm, Ernst & Young, identified the following material weaknesses (as defined by the Public Company Accounting Oversight Board, Auditing Standard No.2) in our internal control over financial reporting: 1

         o We do not have an adequate financial reporting system over preparation and close process of U.S. GAAP consolidated financial statements to ensure that material errors do not occur in preparation.

         o We do not have adequate accounting resources and expertise in respect of the preparation of U.S. GAAP consolidated financial statements.

         o We have allowed certain customers to pay over period in excess of one year.

         We have taken and will continue to take steps to correct material weakness. We have our U.S. personnel who passed the Uniform CPA examination and are more familiar with US GAAP to coordinate in preparation of financial statements. We are in the process to engage external consultants to help us correct the material weakness and improve internal control over financial reporting. These consultants will recommend with respect to data collection, financial reporting and internal control procedures pursuant to Section 404 of the Sarbanes-Oxley Act, which will take effect beginning with the year ending December 31, 2006. We have taken steps in year 2005 to improve the documentation of our revenue recognition policies.

         Other than as described above, there have been no material changes in internal control over financial reporting that occurred during 2004 that has materially affected, or are reasonably likely to material effect our internal control over financial reporting.

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

ITEM 16B. CODE OF ETHICS

         The Company has adopted a code of ethics which is applicable to all directors, officers and employees of the Company, including its principal executive, financial and accounting officers and persons performing similar functions (the "Code of Ethics"). The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest, support full, fair, accurate, timely and understandable disclosure in reports and documents the Company files with, or submits to, the SEC and other governmental authorities, and in its other public communications; deter wrongdoing; encourage compliance with applicable laws and governmental rules and regulations; and ensure the protection of the Company's legitimate business interests. The Company encourages all of its directors, officers and employees promptly to report any violations of the Code of Ethics, and has provided mechanisms by which they may do so. The Company will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company's corporate headquarters in Hainan, China.

ITEM 16C. PRINCIPAL ACCOUNTANT FEES AND SERVICES

         The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company's external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor's independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company's management, at the time of approval of the Company's annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Ernst & Young as well as a report regarding the extent of such services actually provided by Ernst & Young during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Liwen Zhang, the Audit Committee's appointed delegate in respect of audit-related and non audit-related services. Additional services from Ernst & Young and any increase in budgeted amounts will similarly be pre-approved during the year by the Audit Committee on a case-by-case basis.

         All audit-related and non-audit-related services performed by Ernst & Young during 2004 were reported to, and the services proposed to be provided by them during 2005 pre-approved by, the Audit Committee on January 4, 2005, in accordance with the procedures outlined above.

         The following table provides information regarding fees paid by the Company to Ernst & Young for all services, including audit services, for the years ended December 31, 2004 and 2003:

                      YEAR ENDED DECEMBER 31, 2003  YEAR ENDED DECEMBER 31, 2004
Audit Fees            RMB335,000                    RMB800,00
Audit Related Fees    RMB16,000                     RMB20,000
Tax Fees              RMB49,870                     RMB14,904
All Other fees        RMB29,349
Total                 RMB430,219                    RMB834,904

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

ITEM 16E. PURCHASES OF EQUITY SECURITIES BY THE ISSUER AND AFFILIATED PURCHASERS

         In the year 2002, the company board of directors approved a share buyback plan up to 640,000 shares of common stocks. The company purchased 59,154 shares at the average price of US$1.52 in the year 2002. The company purchased 14,004 shares at the average price of US$2.90 in the year 2003. In the year 2004, the company purchased 111,112 shares at the price of US$4.75 per share.

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

Consolidated Statements of Shareholders Equity
Consolidated Statements of Cash Flows
Notes to Consolidated Financial Statements:

         (b) Exhibits

1.1 Memorandum of Association and Articles of Association of Jinpan International Limited. (1)

1.2      Amendments   to  the   Memorandum  of   Association   and  Articles  of
         Association. (1)

23.1     Consent of Ernst & Young, Hong Kong.

31.1 Certification of Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to ss. 302 of the Sarbanes-Oxley Act.

31.2 Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to ss. 302 of the Sarbanes-Oxley Act.

32.1     Certification   of   Principal   Executive   Officer   pursuant  to  18
         U.S.C.ss.1350,  as adopted  pursuant  to ss. 906 of the  Sarbanes-Oxley
         Act.

32.2 Certification of Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to 906 of the Sarbanes-Oxley Act.

----------
(1) Filed as an exhibit to Jinpan International Limited's Registration Statement on Form F-1 (File No. 333-8198), filed with the Securities and Exchange Commission on November 22, 1997, and incorporated herein by reference.

                                   SIGNATURES

         Pursuant to the requirement of Section 12 of the Securities Exchange Act of 1934, the registrant certifies that it meets all of the requirements for filing on Form 20-F and has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                             Jinpan International Limited

                                             By: /s/ Li Zhiyuan
                                                 ------------------------------
                                                 Name:  Li Zhiyuan
                                                 Title: Chief Executive Officer,
                                                        Chairman of the Board
                                                          and President

Dated: July 15, 2005

         Financial Statements

         JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

         Years ended December 31, 2004, 2003 and 2002

                          INDEX TO FINANCIAL STATEMENTS

                                                                           Pages

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES:

    Report of Independent Auditors                                         F-1

    Consolidated Balance Sheets as of December 31, 2004 and 2003           F-2

    Consolidated Statements of Income

       for the years ended December 31, 2004, 2003 and 2002                F-3

    Consolidated Statements of Shareholders' Equity

       for the years ended December 31, 2004, 2003 and 2002                F-4

    Consolidated Statements of Cash Flows

       for the years ended December 31, 2004, 2003 and 2002                F-5

    Notes to Consolidated Financial Statements                         F-6 - F30

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the three years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jinpan International Limited and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the three years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young
Hong Kong
June 30, 2005

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES
CONSOLIDATED BALANCE SHEETS
AS OF DECEMBER 31, 2004 AND 2003

                                                                                         December 31,
                                                                       2004             2004           2003
                                                              -------------     ------------    -----------
                                                      Notes             US$              RMB            RMB
                                                                        ---              ---            ---
                                                               (In thousands, except number of shares and per
                                                                                 share data)
Assets
Current assets:

    Cash and cash equivalents                                         5,612           46,433         66,571
    Investments available for sale                       4              407            3,367          4,798
    Notes receivable                                                  1,231           10,189          8,798
    Accounts receivable, net                             5           20,778          171,914        124,415
    Inventories, net                                     6            8,172           67,614         37,870
    Prepaid expenses                                                  1,079            8,930          6,771
    Other receivables                                                   654            5,410          5,023
                                                              -------------     ------------    -----------
Total current assets                                                 37,933          313,857        254,246

Property, plant and equipment, net                       7            4,338           35,894         26,856
Construction in progress                                                 93              766          1,811
Deferred tax assets                                      8               86              711            977
                                                              -------------     ------------    -----------
Total assets                                                         42,450          351,228        283,890
                                                              =============     ============    ===========

Liabilities and Shareholders' Equity

Current liabilities:

    Short term bank loans                                9            2,851           23,591          2,016
    Accounts payable                                                  3,335           27,594         12,815
    Income tax                                           8               18              151             18
    Value added tax                                                     498            4,122          1,125
    Advance from customers                                              635            5,257          2,082
    Commission payable                                                3,432           28,392         24,039
    Accrued employee benefits                                           738            6,108          5,155
    Government grant                                    10            1,240           10,258          7,402
    Dividend payable                                                      3               23         10,794
    Other liabilities                                                   778            6,438          2,749
                                                              -------------     ------------    -----------
Total current liabilities                                            13,528          111,934         68,195
Minority interest                                                       657            5,437          6,841
Commitments and contingent liabilities                  12
Shareholders' equity:
    Common stock, US$0.009 par value:
       Authorized shares - 20,000,000
       Issued and outstanding shares - 6,699,045 in     18               60              499            496
       2004 and 6,664,911 in 2003
    Convertible preferred stock, US$0.009 par value:
       Authorized shares - 1,000,000
       Issued and outstanding shares - 15,311 in        18                -                1              2
       2004 and 21,445 in 2003, 6% p.a.
    Additional paid-in capital                                       10,575           87,515         86,807
    Reserves                                            18            2,317           19,245         17,128
    Retained earnings                                                15,950          131,972        105,225
    Accumulated other comprehensive income                               21               69            273
                                                              -------------     ------------    -----------
                                                                     28,923          239,301        209,931
    Less: Treasury shares at cost,

    Common stock -184,270 in 2004 and 73,158 in 2003                   (658)          (5,444)        (1,077)
                                                              -------------     ------------    -----------
Total shareholders' equity                                           28,265          233,857        208,854
                                                              -------------     ------------    -----------
Total liabilities and shareholders' equity                           42,450          351,228        283,890
                                                              =============     ============    ===========

The accompanying notes form an integral part of these consolidated financial statements.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                                                           Year ended December 31,

                                                               2004            2004             2003                2002
                                                      ------------- -- ------------- --- ------------ --- --------------
                                              Notes             US$             RMB              RMB                 RMB
                                                                ---             ---              ---                 ---
                                                                          (In thousands, except per share data)
Net sales                                       17            42,254          349,609         276,564            229,421
Other income                                                     206            1,702           3,853             13,945
                                                           ---------        ---------       ---------          ---------
                                                              42,460          351,311         280,417            243,366

Costs and expenses:

    Cost of products sold                                    (27,619)        (228,519)       (157,559)          (128,770)
    Provision for doubtful debts                                  47              392            (665)            (2,764)
    Selling and administrative                               (10,245)         (84,772)        (86,218)           (78,561)
                                                           ---------        ---------       ---------          ---------
                                                             (37,817)        (312,899)       (244,442)          (210,095)

Other income/ (expense):

    Gain from sales of investment                                 26              222               -                  -
    Dividend income of investment                                 41              339               9                  -
    Interest Income                                               46              377             855                241
    Interest                                                     (51)            (423)           (354)              (541)
                                                           ---------        ---------       ---------          ---------
                                                                  62              515             510               (300)
                                                           ---------        ---------       ---------          ---------

Income before income taxes                                     4,705           38,927          36,485             32,971
Income taxes                                     8              (487)          (4,031)         (3,727)            (3,116)
                                                           ---------        ---------       ---------          ---------

Income before minority interest                                4,218           34,896          32,758             29,855
Minority interest                                               (729)          (6,032)         (5,845)            (4,972)
                                                           ---------        ---------       ---------          ---------
Net income                                                     3,489           28,864           26,913             24,883
                                                           =========        =========       =========          =========

Earnings per share

    -Basic                                                   US$0.54          RMB4.44         RMB4.21            RMB3.96
                                                           =========        =========       =========          =========
    -Diluted                                                 US$0.53          RMB4.33         RMB4.15            RMB3.93
                                                           =========        =========       =========          =========

Weighted average number of shares
    -Basic                                                 6,489,178        6,489,178       6,390,804          6,279,866
    -Diluted                                               6,663,305        6,663,305       6,487,116          6,329,854

The accompanying notes form an integral part of these consolidated financial statements.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                                                                                                   Convertible
                                      Treasury       Number of       Number of        Treasury          Common       preferred
                                         stock          common       preferred           stock           stock           stock
                                        shares          shares          shares             RMB             RMB             RMB
                                      --------       ---------       ---------        --------          ------     -----------
                                                             (In thousands, except for number of shares)
Balance at January 1, 2002                  --       6,298,778          27,578              --             469               2
Net Income                                  --              --              --              --              --              --
Transfer to reserves                        --              --              --              --              --              --
Required shares                        (59,154)             --              --            (742)             --              --
Currency translation adjustment             --              --              --              --              --              --
                                      --------       ---------         -------          ------          ------         -------

Balance at December 31, 2002           (59,154       6,298,778          27,578            (742)            469               2

Net Income                                  --              --              --              --              --              --
Transfer to reserves                        --              --              --              --              --              --

Cash dividends declared

   ($0.40 per share)                        --              --              --              --              --              --

Cash dividends distributed

   ($0.05 per share)                        --              --              --              --              --              --

Reacquired shares                      (14,004)             --              --            (335)             --              --
Exercise of stock options for cash          --         360,000              --              --              27              --
Unrealized gains on investments             --              --              --              --              --              --
Employee stock-based compensation           --              --              --              --              --              --
Currency translation adjustments            --              --              --              --              --              --
                                      --------       ---------         -------          ------          ------         -------

Balance at December 31, 2003           (73,158)      6,658,778          27,578          (1,077)            496               2

Net income                                  --              --              --              --              --              --
Transfer  to reserves                       --              --              --              --              --              --
Reacquired shares                     (111,112)             --              --          (4,367)             --              --
Exercise of stock options for cash          --          28,000              --              --               2              --
Unrealized loss on investments              --              --              --              --              --              --
Reclassification adjustment
  for gains included in net income          --              --              --              --              --              --
Employee stock-based compensation           --              --              --              --              --              --
Currency translation adjustments            --              --              --              --              --              --
                                      --------       ---------         -------          ------          ------         -------

Balance at December 31, 2004          (184,270)      6,686,778          27,578          (5,444)            498               2
                                      ========       =========          ======          ======          ======         =======




JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF SHAREHOLDERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002
(CONTINUED)

                                                                                   Accumulated
                                    Additional                                           other
                                       paid-in                        Retained   comprehensive   Comprehensive
                                       capital        Reserves        earnings          income          income           Total
                                           RMB             RMB             RMB             RMB             RMB             RMB
                                    ----------        --------        --------   -------------   -------------           -----
                                                             (In thousands, except for number of shares)

Balance at January 1, 2002              77,157          10,806          71,913             117              --         160,464
Net Income                                  --              --          24,883              --          24,883          24,883
Transfer to reserves                        --           4,116          (4,116)             --              --              --
Required shares                             --              --              --              --              --            (742)
Currency translation adjustment             --              --              --              (1)             (1)             (1)
                                      --------       ---------         -------          ------          ------         -------
                                                                                                        24,882
                                                                                                        ======
Balance at December 31, 2002            77,157          14,922          92,680             116                         184,604
Net Income                                  --              --          26,913              --          26,913          26,913
Transfer to reserves                        --           2,206          (2,206)             --              --              --

Cash dividends declared

  ($0.40 per share)                         --              --         (10,794)             --              --         (10,794)

Cash dividends distributed

  ($0.05 per share)                         --              --          (1,368)             --              --          (1,368)

Reacquired shares                           --              --              --              --              --            (335)
Exercise of stock options for cash       6,303              --              --              --              --           6,330

Unrealized gains on investments             --              --              --             112             112             112
Employee stock-based compensation        3,347              --              --              --              --           3,347

Currency translation adjustments            --              --              --              45              45              45
                                      --------       ---------         -------          ------          ------         -------
                                                                                                        27,070
                                                                                                        ======
Balance at December 31, 2003            86,807          17,128         105,225             273                         208,854

Net income                                  --              --          28,864              --          28,864          28,864
Transfer  to reserves                       --           2,117          (2,117)             --              --              --
Reacquired shares                           --              --              --              --              --          (4,367)
Exercise of stock options for cash         457              --              --              --              --             459
Unrealized loss on investments              --              --              --             (74)            (74)            (74)

Reclassification adjustment

  for gains included in net income          --              --              --            (112)           (112)           (112)

Employee stock-based compensation          251              --              --              --              --             251

Currency translation adjustments            --              --              --             (18)            (18)            (18)
                                      --------       ---------         -------          ------          ------         -------
                                                                                                       (28,860)
                                                                                                        ======
Balance at December 31, 2004            87,515          19,245         131,972              69                         233,857
                                      ========       =========         =======          ======                         =======

The accompanying notes form an integral part of these consolidated financial statements

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

CONSOLIDATED STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2004, 2003 AND 2002

                                                                                Year ended December 31,
                                                                      2004            2004            2003            2002
                                                                       US$             RMB             RMB             RMB
                                                                       ---             ---             ---             ---
                                                                                           (In thousands)
Operating activities
    Net income                                                       3,489          28,864          26,913          24,883
    Adjustments to reconcile net income to
       net cash provided by/(used in) operating activities:
       Depreciation                                                    691           5,721           5,450           5,206
       Deferred income taxes                                            32             266              49             (74)
       Provision for doubtful debts                                    (47)           (392)            665           2,764
       Provision for inventories                                        --              --           1,677              --
       Loss/(gain) on disposal of fixed assets                          (2)            (16)            112              22
       Minority interest                                               729           6,032           5,845           4,972
       Employee stock-based compensation                                30             251           3,347              --

       Gain from sales of available-for-sales securities               (26)           (222)             --              --
    Changes in operating assets and liabilities
       Accounts receivable                                          (5,693)        (47,107)        (12,056)        (21,806)
       Notes receivable                                               (168)         (1,391)         (8,798)             --
       Inventories                                                  (3,595)        (29,744)        (10,114)          4,000
       Prepaid expenses                                               (261)         (2,159)          4,806          (9,820)
       Other receivables                                               (47)           (387)         (5,860)           (411)
       Accounts payable                                              1,786          14,779           7,368          (5,663)
       Income tax                                                       16             133            (815)            784
       Value added tax                                                 362           2,997          (2,230)          1,503
       Advance from customers                                          384           3,175          (1,656)            (48)
       Commission payable                                              526           4,353           4,966          11,124
       Accrued employee benefits                                       115             953          (4,230)          5,951
       Government grant                                                345           2,856           2,598             375
       Other liabilities                                               251           2,074             785            (158)
                                                                    ------          ------          ------          ------
Net cash provided by/(used in) operating activities                 (1,083)         (8,964)         18,822          23,604

Investing activities
    Decrease/(increase) in restricted time deposit                      --              --          20,000         (20,000)
    Purchases of property, plant and equipment                      (1,370)        (11,339)         (3,571)         (4,178)
    Proceeds from sales of property, plant and equipment                54             445             700              37
    Payment for construction in progress                              (144)         (1,189)         (1,612)             --
    Proceeds from sales of available-for-sales securities              177           1,468              --              --
    Purchases of available-for-sale securities                          --              --          (4,686)             --
                                                                    ------          ------          ------          ------
Net cash provided by (used in) investing activities                 (1,283)        (10,615)         10,831         (24,141)

Financing activities
    Proceeds from bank loan                                         11,090          91,760          45,485          78,892
    Repayment of bank loan                                          (8,482)        (70,185)        (67,136)        (57,221)
    Acquisition of treasury stock                                     (528)         (4,367)           (335)           (742)
    Proceeds from exercise of stock options                             55             459           6,330              --
    Decrease in dividend payable to minority shareholders             (899)         (7,437)         (9,903)         (1,101)
    Dividends paid                                                  (1,302)        (10,771)         (1,368)             --
                                                                    ------          ------          ------          ------
Net cash provided by/(used in) financing activities                    (66)           (541)        (26,927)         19,828
Effect of exchange rate changes on cash                                 (2)            (18)             45              (1)
                                                                    ------          ------          ------          ------
Net increase/(decrease) in cash and cash equivalents                (2,434)        (20,138)          2,771          19,290
Cash and cash equivalents at beginning of year                       8,046          66,571          63,800          44,510
                                                                    ------          ------          ------          ------
Cash and cash equivalents at end of year                             5,612          46,433          66,571          63,800
                                                                    ======          ======          ======          ======

Interest paid                                                           51             423             354             541
Income taxes paid                                                      154           1,271           3,018           1,563

The accompanying notes form an integral part of these consolidated financial statements.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES

         Jinpan International Limited (the "Company") was incorporated under the laws of the British Virgin Islands on April 3, 1997.

         As of December 31, 2004, the Company had direct interests in the following subsidiaries:


                                                 Percentage of equity
                                    Date of            interest

             Name of entity      establishment      attributable to      Paid-up capital   Principal activities
                                                      the Company

         ---------------------------------------------------------------------------------------------------------
             Hainan Jinpan        June 3, 1997            85%             RMB21,520,000      Manufacturing and
           Electric Co., Ltd.                                                               sale of cast resin
             ("Jinpan JV" )                                                                    transformers

          Jinpan International    February 18,           100%               US$10,000        Marketing of cast
             (USA) Limited            1998                                                  resin transformers
             ("Jinpan USA")


         Hainan Jinpan Electric company, Ltd. is a Sino-foreign cooperative joint venture and Hainan Jinpan's predecessor was Haikou Jinpan Special Transformer Works ("Haikou Jinpan"). The Company, Jinpan JV and Jinpan USA are hereinafter collectively referred to as the "Group".

         The principal activity of the Company is investment holding. Substantially all of the Group's operations are conducted in the People's Republic of China (the "PRC"), and its principal market is in the PRC. The term of Jinpan JV is 50 years, ending on September 3, 2047, and can be extended with mutual consent of the joint venture parties, subject to the approval of the relevant PRC government authorities. Income and losses and the net assets on termination of the co-operative joint venture are shared on the basis of percentage ownership. The co-operative joint venture can be terminated upon the unanimous agreement of the Board of Directors of Jinpan JV. In the event that our term is not extended, the joint venture will be dissolved and liquidated pursuant to the provisions of applicable law and the joint venture agreement. In addition, Hainan JV may be terminated prior to the expiration of the joint venture agreement upon the occurrence of certain events, including, without limitation, the inability of the enterprise to conduct its business due to financial losses or a breach of the joint venture agreement by one of the parties thereto.

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

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

1. ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

         a) Political environment

              All of the Group's manufacturing facilities are located in the PRC and, as a result, the Group's operations and assets are subject to significant political, economic, legal and other uncertainties. The economy of the PRC differs from the economies of most countries belonging to the Organization for Economic Co-operation and Development (the "OECD") in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. PRC is a socialist state which, since 1949, has been controlled by the Communist Party of China. In the late 1970's, China's government permitted greater provincial and local economic autonomy and private economic activity, away from a more centrally-planned economy. Although the majority of productive assets in the PRC are still owned by the PRC government, in the past several years the PRC government has implemented economic reform measures that emphasize decentralization, the utilization of market forces in the development of the PRC economy and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual and the Group may not be able to capitalize on all such reforms. Further, there can be no assurance that the PRC government will continue to pursue such policies, that policies will be successful if pursued, the such policies will not be significantly altered from time to time or that business operations in the PRC would not become subject to the risk of nationalization, which could result in the total loss of investment in that country.

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

         d) Foreign currency exchange

              The Group receives almost all of its revenues in Renminbi, which is not freely convertible into foreign exchange. However, the Group will require foreign currency to meet foreign currency obligations, such as for further purchases of certain equipment and raw materials, and payment of dividends. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restriction on foreign imports. Effective January 1, 1994, the conversion of Renminbi into United States Dollars must be based on rates set by the People's Bank of China (the "PBOC"), which rates are set daily based on the previous day's PRC interbank foreign exchange market rate with reference to current exchange rates on the world financial markets (the "PBOC Rate"). Although the Renminbi/United States Dollar exchange rate has been relatively stable since January 1, 1994, there can be no assurance that the exchange rate will not again become volatile or that the Renminbi will not devalue further against the United States Dollar. Exchange rate fluctuations may adversely affect the Group's financial performance because of its foreign currency denominated liabilities and may materially adversely affect the value, translated or converted as applicable into United States Dollars, of the Group's net assets, earnings and dividends.

              The Group currently does not engage in any hedging activities to minimize the effect of exchange rate risks.

              No assurance can be given that the Group will continue to be able to acquire sufficient amounts of foreign currencies in the PRC foreign exchange markets in the future for payment of dividends.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

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

         The functional currency of the Company is Renminbi ("RMB"), the national currency of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars ("US$") using PBOC rate of RMB8.28 to US$1, the prevailing rate on December 31, 2004. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

         (a)  Principles of Consolidation

              The consolidated financial statements include the accounts of the Company and its subsidiaries, substantially all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

         (b)  Cash and Cash Equivalents

              The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

         (c)  Trade Receivables

              Trade receivables, which generally have 30-180 day terms, are recognised and carried at original invoice amount less an allowance for any uncollectable amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. Bad debts are written off when identified.

         (d)  Investment Available for Sale

              The Group classifies its marketable debt and equity securities at the date of acquisition as available-for-sale. These securities are reported at fair value with the related unrealized gains and losses included in other comprehensive income (loss), a component of shareholder's equity.

              The Group classifies investments with maturities between 3 and 12 months as short-term investments. Short-term investments consist of corporate bonds, mutual fund and trust fund. Available-for-sale securities with maturities greater than twelve months are classified as short-term when they represent investments of cash that are intended to be used in current operations.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (d) Investments Available for Sale (continued)

              When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Group evaluates evidence to support a realizable value in excess of the current market price for securities with readily determinable fair value. Such information may include the investment's financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the financial condition and prospects of the investment's region and industry, and the Group's investment intent. Typically, a sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment. When a decline in value is deemed to be other-than-temporary, an impairment loss is recognised through a charge to interest income and other, net in the current period to the extent of the decline below the carrying value of the investment. Adverse changes in market conditions or poor operating results of underlying investments could result in additional other-than-temporary losses in future periods.

         (e)  Notes Receivable

              Notes receivable are unsecured, interest-free and payable within six months.

         (f)  Inventories

              Inventories are priced at the lower of cost or market. Cost is determined using the weighted average cost method.

         (g)  Property, Plant and Equipment

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

         (h)  Construction in Progress

              Construction in progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use. Construction in progress at December 31, 2004 represented office building acquired but not ready for occupancy at year end and machinery under installation.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (i)  Impairment of Long-lived Assets

              The Group accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, "Accounting for the Impairment or Disposal of Long-Lived Assets". For long-lived assets used in operations, the Group records impairment losses when events and circumstances indicate that these assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If less, the impairment losses are based on the excess of the carrying amounts of these assets over their respective fair values. Their fair values would then become the new cost basis. The fair values are determined by quoted market prices if available. When quoted market prices are not available, the present value of the future estimated net cash flow is generally used. For assets held for sale, impairment losses are measured at the lower of the carrying amount of the assets or the fair value of the assets less costs to sell. For assets to be disposed of other than by sale, impairment losses are measured as their carrying amount less salvage value, if any, at the time the assets cease to be used.

         (j)  Income Taxes

              The Group uses the asset and liability method of accounting for income taxes in accordance with Financial Accounting Standard Board ("FASB") Statement No. 109, Accounting for Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

          (k) Value Added Tax

              In the PRC, Jinpan JV is subject to Value Added Tax ("VAT") payable at 17% on purchases of raw materials or semi-finished goods, except for certain limited types of goods, which can be offset against the VAT payable on sales.

          (l) Foreign Currency Translation

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

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (m)  Operating Leases

              Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the statement of income on the straight-line basis over the lease terms. The operating lease rental incurred by the Group during the years ended December 31, 2004, 2003 and 2002 amounted to RMB1,149,000, RMB982,000 and RMB1,204,000, respectively.

         (n)  Revenue Recognition

              Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs, the sales price is fixed or determinable and collectibility is reasonably assured. There are no acceptance provisions, and generally no installation or other services required after the delivery. Installation, when requested, is inconsequential and not essential to the functionality of the equipment. The following policies apply to the Group's revenue transactions:

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

         (o)  Use of Estimates

              The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

         (p)  Earnings Per Common and Common Equivalent Share

              On January 21, 2004, the Board of Directors of the Group declared a two-for-one stock split to be effective February 6, 2004. Accordingly, all outstanding shares and per share data in all periods presented have been restated to reflect the stock split.

              Basic earnings per share for the years ended December 31, 2004, 2003 and 2002 have been computed by dividing net income of RMB28,864,000, RMB26,913,000 and RMB24,883,000 by the weighted average number of 6,498,178, 6,390,804 and 6,279,866 shares of common stock outstanding, respectively, after giving effect of two-for-one stock split.

              Diluted earnings per share for the years ended December 31, 2004, 2003 and 2002 have been computed by dividing net income of RMB28,864,000, RMB26,913,000 and RMB24,883,000 by the weighted average number of 6,663,305, 6,487,116 and 6,329,854 shares of common stock outstanding, respectively, after giving effect in 2003 and 2002 of two-for-one stock split. Reconciliation of for the denominator is as follows:

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (p) Earnings Per Common and Common Equivalent Share (continued)

                                                                          2004              2003              2002
                                                                 --------------    --------------    --------------
            Denominator   for  basic   earnings   per  share
               - weighted average shares                             6,498,178         6,390,804         6,279,866

               Effect of dilutive securities:
                 Convertible preferred stock                            27,578            27,578            27,578
                 Exercisable stock options                             137,549            68,734            22,410
                                                                 --------------    --------------    --------------

            Denominator  for  diluted   earnings  per  share
               - adjusted weighted average shares and
                 assumed conversions                                 6,663,305         6,487,116         6,329,854
                                                                 ==============    ==============    ==============

         (q) Accumulated Other Comprehensive Income (Loss)

              Unrealized gains or losses on the Group's available-for-sale securities and foreign currency translation adjustments are included in accumulated other comprehensive income (loss).

              The following are the components of accumulated other comprehensive income (loss):

                                                                                       Foreign
                                                                    Unrealized        Currency

                                                                  Gains/(loss)
                                                                 Translation on
                                                                 Securities
                                                                 Adjustments
                                                                 Total

                                                                           RMB             RMB         RMB
                                                                                  (in thousands)
             Balance at January 1, 2002                                   --              117              117
             Foreign currency translation adjustments                     --               (1)              (1)
                                                                        --------------------------------------
             Balance at December 31, 2002                                 --              116              116
                                                                        ======================================
             Unrealized gains on available-for-sale
                securities                                               112               --              112
             Foreign currency translation adjustments                     --               45               45
                                                                        --------------------------------------
             Balance at December 31, 2003                                112              161              273
                                                                        ======================================
              Unrealized losses on available-for-sale
                securities                                               (74)              --              (74)
              Reclassification adjustment for gains included
                in net income                                           (112               --              (112)
             Foreign currency translation adjustments                     --              (18)             (18)
                                                                        --------------------------------------
             Balance at December 31, 2004                                (74)             143               69
                                                                        ======================================

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (r)  Research and Development Costs

              Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and implementation of such through design, testing of product alternatives or construction of prototypes. The Group expenses all research and development costs as incurred. The research and development costs incurred by the Group during the years ended December 31, 2004, 2003 and 2002 amounted to RMB1,962,000, RMB1,056,000 and RMB1,390,000, respectively.

         (s)  Advertising Expense

              The cost of advertising is expensed as incurred. The Group incurred RMB372,000, RMB1,007,000 and RMB566,000 in advertising costs during 2004, 2003 and 2002, respectively.

         (t)  Shipping and Handling Expenses

              The cost of shipping and handling is expensed into selling and administration expenses as incurred. The Group incurred RMB10 million, RMB7.3 million and RMB8.1 million in shipping and handling costs during 2004, 2003 and 2002, respectively.

         (u)  Stock Based Compensation

              The Group has adopted the disclosure-only provision of FAS Statement No. 123, Accounting for Stock Based Compensation ("SFAS123") and applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees ("APB 25") and related interpretations in accounting for its employee stock-based compensation plans. Compensation expense, both recorded and pro forma, is recognized over the options' vesting period.

              At December 31, 2004, the Group has one stock-based employee compensation plan, which is described more fully in Note 17 the "1997 Stock Option Plan".

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (u) Stock Based Compensation (continued)

              The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation.


                                                                                  Year ended December 31,
                                                                           2004            2003             2002
                                                                    ------------    ------------    -------------
                                                                            RMB             RMB              RMB
                                                                        (In thousands, except per share data)

              Net income, as reported                                    28,864          26,913           24,883

              Add:  Employee  stock-based  compensation,   net  of
              taxes,  as  calculated  under APB 25 included in net
              income as reported                                            251           3,347                -

              Deduct:  Total  stock-based  employee   compensation
              expense  determined  under fair value  based  method
              for all awards, net of related tax effects                      -          (2,705)               -
                                                                         ------          ------           ------

              Pro forma net income                                       29,115          27,555           24,883

              Earnings per common share (cents):

              Basic - as reported                                          4.44            4.21             3.96
              Basic - pro forma                                            4.48            4.31             3.96

              Diluted - as reported                                        4.33            4.15             3.93
              Diluted - pro forma                                          4.37            4.25             3.93

         (v)  Product Warranty

              The Group provides a basic limited warranty, including parts and labor, for all products for one year. The Group incurred RMB72,000, RMB81,000, and RMB163,000 in product warranty expense during 2004, 2003 and 2002, respectively.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (w) New accounting pronouncement

              On December 16, 2004, the Financial Accounting Standards Board
              (FASB) issued Statement of Financial Accounting Standard ("SFAS")No. 123 (revised 2004) ("SFAS 123(R)"), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

              Early adoption will be permitted in periods in which financial statements have not yet been issued. The Group is required to adopt SFAS 123(R) no later than January 1, 2006.

              SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

              1. A "modified prospective" method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

              2. A "modified retrospective" method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

              The Company plans to adopt SFAS 123(R) using the modified-prospective method.

              As permitted by Statement 123, the Group currently accounts for share-based payments to employees using Opinion 25's intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)'s fair value method will have a significant impact on the Group's result of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Group cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were nil For all periods presented.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

3. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         (w) New accounting pronouncement (Continued)

              In November 2004, the FASB issued SFAS No. 151, "Inventory Costs--An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Group does not expect the adoption of SFAS No. 151 to have a material effect on its results of operations or financial condition.

              In December 2004, the FASB issued SFAS No. 153, "Exchanges of Nonmonetary Assets-An Amendment of APB Opinion No. 29, Accounting for Nonmonetary Transactions" ("SFAS 153"). SFAS 153 eliminates the exception from fair value measurement for nonmonetary exchanges of similar productive assets in paragraph 21(b) of APB Opinion No. 29, "Accounting for Nonmonetary Transactions," and replaces it with an exception for exchanges that do not have commercial substance. SFAS 153 specifies that a nonmonetary exchange has commercial substance if the future cash flows of the entity are expected to change significantly as a result of the exchange. SFAS 153 is effective for the fiscal periods beginning after June 15, 2005. The Group does not expect the adoption of SFAS No. 153 to have a material effect on its results of operations or financial condition.

         (x)  Reclassifications

              Certain amounts in the 2003 and 2002 financial statements have been reclassified to conform to the 2004 presentation.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

4. INVESTMENTS AVAILABLE FOR SALE

              Available-for-sale securities held by the Group at December 31, 2004, 2003 are as follows:


                                                            2004             2004               2003
                                                            ----             ----               ----
                                                             US$              RMB                RMB
                                                                    (In thousands)

        Corporate bonds

           Cost                                              416            3,441              3,745
           Gross unrealized loss                              (9)             (74)                 -
                                                  ---------------    -------------   ----------------
           Fair market value                                 407            3,367              3,745
                                                  ---------------    -------------   ----------------

        Mutual fund

           Cost                                                -                -                569
           Gross unrealized gains                              -                -                 74
                                                  ---------------    -------------   ----------------
           Fair market value                                   -                -                643
                                                  ---------------    -------------   ----------------

        Trust fund

           Cost                                                -                -                372
           Gross unrealized gains                              -                -                 38
                                                  ---------------    -------------   ----------------
           Fair market value                                   -                -                410
                                                  ---------------    -------------   ----------------
        Total investments available for sale                 407            3,367              4,798
                                                  ===============    =============   ================

         The time periods during which the available-for-sale securities have been in a continuous unrealized loss position as of December 31, 2004 and 2003 are less than twelve months. Any gains or losses on sales of investments or amounts reclassified out of accumulated other comprehensive income into earnings are computed based upon specific identification method.

         The net carrying value and estimated fair value of debt and marketable equity securities at December 31, 2004, by contractual maturity, are shown below. Expected maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.


        Available-for-Sale                                       Cost                   Fair Market Value
                                                           US$                RMB            US$            RMB
                                                                              (In thousands)

        Due in one year or less                             26                211             25            207
        Due after one year through four years              390              3,230            382          3,160
                                                     ---------- ------------------ -------------- --------------
        Total                                              416              3,441            407          3,367
                                                     ========== ================== ============== ==============

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

5. ACCOUNTS RECEIVABLE, NET

         Accounts receivable comprised:


                                                              2004           2004           2003
                                                              ----           ----           ----
                                                               US$            RMB            RMB
                                                               ---            ---            ---
                                                                        (In thousands)

        Accounts receivable - trade                         21,925        181,398        135,481
        Less: provision for doubtful debts                  (1,147)        (9,484)       (11,066)
                                                            ------        -------        -------

        Accounts receivable, net                            20,778        171,914        124,415
                                                            ======        =======        =======

                                                              2004           2004           2003           2002
                                                              ----           ----           ----           ----
                                                               US$            RMB            RMB            RMB
                                                                     (In thousands)

        Movement of provision for doubtful debts
        Balance as at January 1                             (1,338)       (11,066)       (11,177)        (8,413)
        Reversal/(provided) during the year                     47            392           (665)        (2,764)
        Less: Written off during the year                      144          1,190            776              -
                                                       ------------    -----------    -----------    -----------
        Balance as at December 31                           (1,147)        (9,484)       (11,066)      (11,177)
                                                       ============    ===========    ===========    ===========

6. INVENTORIES, NET

         Inventories comprised:

                                                              2004           2004           2003
                                                              ----           ----           ----

                                                                US$            RMB            RMB
                                                                ---            ---            ---
                                                                    (In thousands)

        Finished products                                    2,393         19,796         16,067
        Products in process                                    941          7,789          5,266
        Raw materials                                        5,014         41,482         18,181
                                                            ------        -------        -------
                                                             8,348         69,067         39,514
        Less: provision for inventories                       (176)        (1,453)        (1,644)
                                                            ------        -------        -------
        Inventories                                          8,172         67,614         37,870
                                                      =============    ===========    ===========

                                                              2004           2004           2003           2002
                                                              ----           ----           ----           ----
                                                               US$            RMB            RMB            RMB
                                                                            (In thousands)

        Movement of provision for inventories
        Balance as at January 1                               (199)        (1,644)                            -
                                                                                               -
        Provided during the year                                 -              -         (1,677)             -
        Less: Written off during the year                       23            191             33              -
                                                       ------------    -----------    -----------    -----------

        Balance as at December 31                             (176)        (1,453)        (1,644)             -
                                                       ============    ===========    ===========    ===========

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

7. PROPERTY, PLANT AND EQUIPMENT


                                                                2004             2004             2003
                                                                ----             ----             ----
                                                                 US$              RMB              RMB
                                                                 ---              ---              ---
                                                                       (In thousands)

        Buildings                                              1,434           11,869            8,171
        Machinery and equipment                                6,350           52,536           42,829
        Motor vehicles                                         1,126            9,318            8,263
        Furniture, fixtures and office equipment                 586            4,849            4,572
                                                               -----           ------           ------
                                                               9,496           78,572           63,835
        Less: accumulated depreciation                         (5,158)         (42,678)         (36,979)
                                                               -----           ------           ------
                                                               4,338           35,894           26,856
                                                               =====           ======           ======

         The Group's buildings are located in the PRC and the land on which the Group's buildings are situated is State-owned.

8. DEFERRED TAX ASSETS AND INCOME TAXES

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

         Total dollar and per share effect of tax holidays of Jinpan JV for the years ended December 31, 2004, 2003 and 2002 were as follows:


                                                                 2004           2004          2003          2002
                                                              --------------------------------------------------
                                                                  US$            RMB           RMB           RMB
                                                                  ---            ---           ---           ---
                                                                      (In thousands, except for per share data)
         Effect on net income of the year                         487          4,031         3,727         3,116
                                                                =====          =====         =====         =====
         Effect on basic earnings per share                      0.07           0.62          0.58          0.50
                                                                =====          =====         =====         =====
         Effect on diluted earnings per share                    0.07           0.60          0.57          0.49
                                                                =====          =====         =====         =====

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

8. DEFERRED TAX ASSETS AND INCOME TAXES (CONTINUED)

         Pretax income for the years ended December 31, 2004, 2003 and 2002 was taxed in the following jurisdictions:


                                                                    2004           2004          2003         2002
                                                                    ----           ----          ----         ----
                                                                     US$            RMB           RMB          RMB
                                                                     ---            ---           ---          ---
                                                                                (In thousands)

        British Virgin Islands                                      (799)       (6,609)        (8,070)      (3,144)
        United States of America                                    (100)         (829)        (3,694)      (4,261)
        The People's Republic of China                             5,604         46,365        48,249       40,376
                                                                   -----         ------        ------       ------
                                                                   4,705         38,927        36,485       32,971
                                                                   =====         ======        ======       ======

         Significant components of the provision for income taxes attributable to income before income taxes are as follows:

                                                                    2004           2004          2003         2002
                                                                    ----           ----          ----         ----
                                                                     US$            RMB           RMB          RMB
                                                                     ---            ---           ---          ---
                                                                                 (In thousands)

        Current

               Non-US                                               (455)        (3,765)       (3,678)      (3,190)

        Deferred

               Non-US                                                (32)          (266)          (49)          74
                                                                   -----         ------        ------       ------
                                                                    (487)        (4,031)       (3,727)      (3,116)
                                                                   =====         ======        ======       ======

         Deferred tax assets comprised the following at December 31, 2004 and 2003:

                                                                    2004           2004          2003
                                                                    ----           ----          ----
                                                                     US$            RMB           RMB

                                                                              (In thousands)


        Deferred tax assets

            Provision for doubtful debts                              69            567           811
            Deferred income                                           17            144           202
            Net operating loss carry forward of Jinpan USA
                                                                     865          7,158         6,827

        Total deferred tax assets                                    951          7,869         7,840
            Less:   Valuation  allowance  for  deferred  tax
              assets                                                (865)        (7,158)       (6,827)
                                                                    ----         ------        ------
                                                                      86            711         1,013
                                                                    ----         ------        ------
        Deferred tax liabilities

            Interest income                                            -               -          (36)
                                                                    ----         ------        ------
        Total deferred tax liabilities                                 -               -          (36)
                                                                    ----         ------        ------
        Net deferred tax assets                                       86            711           977
                                                                    ====         ======        ======

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS


8. DEFERRED TAX ASSETS AND INCOME TAXES (CONTINUED)

         Management of the Group does not believe that sufficient objective, positive evidence currently exists to conclude that recoverability of net operating loss of Jinpan USA is more likely than not. Consequently, the Group has provided a RMB7,158,000 (2003: RMB6,827,000) valuation allowance covering 100% of net operating loss of Jinpan USA. The change in the valuation allowance for the current year is RMB331,000 (2003:
         RMB1,478,000). At December 31, 2004, the Group has available net operating loss of RMB17,895,000 (2003: RMB17,067,000), which will expire in the years 2017 to 2023.

         There were no deferred tax liabilities as at December 31, 2004.

         The reconciliation of income tax computed at the PRC statutory income tax rate of 15% (2001:15% and 2000:15%) in Hainan Province, the PRC to income before minority interests is as follows:


                                                                         2004           2004         2003         2002
                                                                      ------------------------------------------------
                                                                          US$            RMB          RMB          RMB
                                                                                         (In thousands)

         Computed expected income taxes                                   705          5,839        5,473        4,945
         Impact of tax holiday of Jinpan JV                              (420)        (3,477)      (3,715)      (3,190)
         Non-deductible losses                                            117            969        1,210          472
         Effect of difference between the PRC and USA tax rate            (25)          (207)        (924)      (1,065)
         Change in valuation allowance                                     40            331        1,478        1,704
         Others                                                            70            576          205          250
                                                                      -------        -------      -------      -------
                                                                          487          4,031        3,727        3,116
                                                                      =======        =======      =======      =======

9. SHORT TERM BANK LOANS

         Bank loans comprised:           2004            2004          2003
                                         ----------------------------------
                                          US$             RMB           RMB
                                                     (In thousands)

         Short term bank loan           1,813          15,000             -
         Letters of credit              1,038           8,591         2,016
         Less: current portion         (2,851)        (23,591)       (2,016)
                                      -------         -------       -------
                                            -               -             -
                                      =======         =======       =======

         The bank loan is unsecured, bears an interest at the rate of 6.138% per annum and is repayable on December 14, 2005.

         Letters of credit are secured by three directors and guaranteed by Jinpan International Limited, bears interest at a weighted average rate of 4.84%, 4.74% and 5.25% per annum for the years ended December 31, 2004, 2003 and 2002, respectively, and are repayable within 60 days, 60 days and 90 days in the year 2004, 2003 and 2002, respectively. The Group has total credit facilities of RMB33,094,000 (US$4,000,000) as of December 31, 2004, of which RMB24,503,000 (US$2,962,000) is unused. Of the total credit facilities, RMB33,094,000 (US$4,000,000) will be expired in July 2005.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

10. GOVERNMENT GRANT

         Since 1998, Jinpan JV received grants-in-advance from the PRC local government for its past business performance. The Group recognizes revenue in the statement of income upon receipt of approval from the government. The Group recognized income of RMB70,000, nil and RMB1,280,000 in 2004, 2003 and 2002, respectively. As of December 31, 2004, Jinpan JV received RMB2,926,000 for which relevant approval documents from the government were not received. As management of the Group does not believe that sufficient objective, positive evidence currently exists to conclude that approval of the grant from the government is probable, the receipt has not been recognized in the statement of income as of December 31, 2004.

11. DISTRIBUTION OF INCOME

         According to the Articles of Association of Jinpan JV, Jinpan JV is required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and a staff welfare and bonus fund based on the net income as reported in the statutory accounts prepared in accordance with PRC GAAP. The amount of retained earnings of Jinpan JV available for distribution under PRC GAAP was approximately RMB42 million, RMB44 million and RMB37 million as of December 31, 2004, 2003 and 2002.

         The statutory reserve fund, enterprise expansion fund and the staff welfare and bonus fund represent appropriations made at the sole discretion of the board of directors. The enterprise expansion fund is used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Jinpan JV.

         During the years ended December 31, 2004, 2003 and 2002, the directors of Jinpan JV proposed the following appropriations to reserves.


                                                 2004         2004          2003          2002
                                              ------------------------------------------------
                                                  US$          RMB           RMB           RMB
                                                  ---          ---           ---           ---
                                                                  (In thousands)

         Statutory reserve fund                   256        2,117         2,206         1,863
         Enterprise expansion fund                  -            -             -         2,253
         Staff welfare and bonus fund               -            -             -             -
         Dividends                                  -            -        12,162             -
                                              -------      -------        ------       -------

                                                  256        2,117        14,368         4,116
                                              =======      =======       =======       =======

         No dividends were declared during the year ended December 31, 2004 and 2002.

         The Group declared a cash dividend of US$5 cents per share of common stock on April 30, 2003, which was paid on August 25, 2003. On October 14, 2003, the Group declared a dividend of US$40 cents per share of common stock, which had been paid to all stockholders in 2004.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. COMMITMENTS AND CONTINGENT LIABILITES

         (1)      Contingent liabilities

                  Jinpan JV obtained an irrevocable letters of credit of RMB11,118,000 from Nan Yang Commercial Bank for the purchase of raw materials. Those irrevocable letters of credit are guaranteed by the Company with the terms as follows:

                  (a) The Company and Jinpan JV should jointly and severally pay and satisfy to Nan Yang Commercial Bank on demand all sums of money debts and liabilities whether certain or contingent whether now or at any time herein after owing or incurred to the bank from or by the Jinpan JV;

                  (b) The Company guarantees the irrevocable letters of credit for the effective contract period starting from July 1, 2004 until July 11, 2007.

         (2)      Commitments

                  Operating lease commitments

                  The Group leases certain buildings and apartments under non-cancelable lease arrangements. These operating leases expire in various years through 2009. These leases may be renewed for periods ranging from one to two years.

                  Future minimum payments under all non-cancelable operating leases consisted of the following at December 31, 2004:

                                                          US$             RMB
                                                          ---             ---
                                                                  (In thousands)

                  2005                                    136           1,127
                  2006                                    115             950
                  2007                                     51             421
                  2008                                     36             298
                  2009                                      9              75
                                                          ---           -----
                  Total minimum lease payments            347           2,871
                                                          ===           =====

                  Capital commitments

                  As of December 31, 2004 the Group has commitments of RMB1,829,000 for the purchase of new office and plant and machinery.

                  Employment contracts

                  The Group's employees in the PRC, include engineers and technicians, management and administrative personnel, marketing and sales personnel, factory personnel while employees in the United States include management and administrative personnel and marketing and sales personnel. All of the employees are contract employees and have entered into renewable employment contracts with the Group. Terms of the employment agreements with management, engineers, sales persons and technicians range from two to five years and terms of the employment agreements with support personnel range from six months to one year.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

12. COMMITMENTS AND CONTINGENT LIABILITES (continued)

         (2) Commitments (continued)

                  Future minimum payments to employees under employment contracts with terms in excess of one year consisted of the following at December 31, 2004:


                                                                    US$            RMB
                                                                    ---            ---
                                                                      (In thousands)

                  2005                                              309           2,554
                  2006                                              141           1,166
                  2007                                              136           1,126
                  2008                                              120             993
                                                                    ---           -----
                  Total minimum employment contract payments        706           5,839
                                                                    ===           =====

13. LOANS TO THE MINORITY SHAREHOLDER

         During the year ended December 31, 2003, the minority shareholder borrowed RMB11,277,000 from Jinpan JV, which carried an annual interest rate of 5.31% . The amount of RMB8,947,000 was repaid in November 2003 and the remaining repaid in December 2003. The interest income of RMB475,000 generated from the loans to minority shareholder was received in June 2004. There were no such transactions in 2004.

14. FINANCIAL INSTRUMENTS

         Concentrations of credit risk

         Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and short-term investments.

         The Group maintains cash and cash equivalents with Bank of China, Industrial and Commercial Bank of China, China Construction Bank and Bank of Communications in the PRC and Citibank, N.A. in the United States.

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

         Investments, Accounts receivable, notes receivable, other receivables, advance from customers and bank loans: The carrying amounts reported in the balance sheet for these items approximate their fair value. The carrying value of accounts receivable, notes receivable, other receivables, advance from customers, accruals, and bank loans approximate their market values based on their short-term maturities. The fair value of investments as of December 31, 2004 is RMB3,367,000, which is based on quoted market prices.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

15. CONCENTRATION OF RISK

         During 2004, the Group was dependent on one major supplier Bakelite for cast resin, which accounted for approximately 3% (2003: 4%) of total purchases. In addition, the Company was dependent on two major suppliers, Delta & Wye Transformer Co., Ltd. and Thyssenkrupp
         Electrical Steel GmbH. for silicon steel, which accounted for approximately 27% (2003: 6%) and 14% (2003: 21%) of total purchase, respectively, and was dependent on Outokumpu Poricooper OY and Hainan Qiongshan Dayou Machinery Manufacture Co. Ltd. for copper foil, which accounted for approximately 3% (2003: 7%) and 27% (2003: 6%) of total purchases, respectively.


16. PENSION AND OTHER POSTRETIREMENT BENIFITS

         The Company and Jinpan USA do not have any retirement plans while Jinpan JV has a defined contribution retirement plan for its employees. As stipulated by the PRC government regulations, Jinpan JV participates in a defined contribution retirement plan organized by the government of Hainan Province, the PRC. All permanent employees are entitled to an annual pension which is equal to a fixed proportion of their final basic salary at their retirement date. Jinpan JV and its employees are required to make contributions to the retirement plan at rates of 20% and 6% of the employees' basic salary, respectively. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government which is responsible for the payments of pension benefits to retired employees. Jinpan JV has no obligations for the pension benefits beyond the annual contributions as described above. The pension costs recognized by Jinpan JV during the years ended December 31, 2004, 2003 and 2002 amounted to RMB523,000 (US$63,212), RMB367,000 and RMB493,000, respectively.

17. OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

         Description of products by segment

         Cast resin transformers is the only reportable segment of the Group.

         Geographic area data


                                                                           Year ended December 31,
                                                           2004             2004             2003            2002
                                                           ----             ----             ----            ----
                                                            US$               RMB             RMB              RMB
                                                                          (In thousands)

        Revenues from external customers:
        United States                                       534            4,416            1,776           7,413
        PRC                                              41,720          345,193          274,788         222,008
                                                         ------          -------          -------         -------
                                                         42,254          349,609          276,564         229,421
                                                         ======          =======          =======         =======
        Long lived assets by area:

        United States                                         2               19               50              50
        PRC                                               4,429           36,641           28,617          29,188
                                                         ------          -------          -------         -------
                                                          4,431           36,660           28,667          29,238
                                                         ======          =======          =======         =======

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18.      EQUITY

         Pursuant to the board resolution of the Company dated January 21, 2002, the officers of the Group were authorized and empowered, in the name and on behalf of the Group, to purchase up to 640,000 shares of the Group's common stock from time to time in the open market and through privately, negotiated transactions; such repurchase program is to be financed from internally generated corporate funds, with the acquired stock to be available for use under the Group's stock option plan or for other corporate purposes. In 2004, the Company purchased 111,112 shares from an original shareholder at US$4.75 per share, which was US$2.83 less than the market price at the date of purchase. As of December 31, 2004, 184,270 (2003: 73,158) shares of the Group's common stock were transferred back into treasury at an aggregate cost of $657,915(2003: $130,133), approximately RMB5,444,000 (2003:
         RMB1,077,000).

         The Group's convertible preferred stock ("preferred stock") is convertible at any time to shares of common stock and each share of preferred stock entitles its holder to the same number of votes as a share of common stock. Holders of preferred stock are entitled to receive a non-cumulative preferred per share dividend (6% per annum) payable in kind, compounded quarterly. All accrued and unpaid dividends (approximately RMB6,047 as at December 31, 2004 and RMB5,924 as at December 31, 2003) on the preferred stock are to be cancelled upon conversion into common stock. In the event of the Group's liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of common stock in the distribution of assets in an amount equal to the sum of: (i) $2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share.

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

                  In July 2003, seven directors, officers and employees of the Group exercised stock options to purchase a total 360,000 shares of common stock of the Group, which were granted to them on July 31, 1998 by the compensation committee of the board of directors of the Company, pursuant to the Stock Option Plan. Of the options granted, the senior management purchased 360,000 shares of common stock at the exercise price of US$2.125 per share. Total amount received from the exercise of the share options was US$765,000.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. EQUITY (CONTINUED)

         (b) Stock option agreement

                  In January 1998, the Group entered into an agreement with Dr. Mu to grant to Dr. Mu in April 1999, options to purchase 200,000 shares of common stock of the Company at an exercise price of US$2.188 per share provided that Dr. Mu serve as a director of the Group during the period commencing from January 1, 1999 and ending March 31, 1999. The Group accounted for this plan under APB 25 and related interpretations under which aggregate compensation of approximately RMB1,759,000 related to this option was charged to the statement of income over the period from February 1998 to March 1999. During the year ended December 31, 1999, compensation of approximately RMB377,000 related to this option was charged to the consolidated statement of income.

                  Dr. Mu terminated his relationship with the Group in January 2000. This agreement was amended in February 2000 to reduce the option grant to 100,000 shares and to permit Dr. Mu to retain the option. No compensation cost was incurred as a result of this agreement. The options expired in February 2002.

                  No options were exercised in relation to this agreement in 2004, 2003 and 2002.

         (c) 2001 stock option agreements

                  In February 2001, the Group entered into stock option agreements with five of its directors and Chief Financial Officer, to purchase 120,000 shares of common stock of the Group. Options granted are exercisable at the price of US$1.35 per share and subject to expiration 8 years from the date of grant, are not transferable other than on death, and are exercisable from the date of grant.

                  The Group accounts for this plan under APB 25 and related interpretations and no compensation cost was recognized.

                  Ms. Cherry Li and Ms. Grace Zhu, who were nominated as a director and Chief Financial Officer of the Company, each terminated their relationships with the Company in June and August 2002, respectively. Option grant in 2001 permitted Mr. Li and Ms. Zhu to retain the option.

                  In February 2004, one of the directors exercised stock option to purchase total 20,000 shares of common stock of the Company at the exercise price of US$1.35 per share. Total amount received from the exercise of the share option was US$27,000.

         (d) 2003 stock option agreement

                  In September 2003, the Group entered into stock option agreements with seven of its employees, to purchase 140,000 shares of common stock of the Group. Options granted are exercisable at the price of US$3.55 per share and subject to termination of employment, expire 10 years from the date of grant, are not transferable other than on death, and are exercisable from the date of grant.

                  The options are exercisable in either US$ or RMB, consequently the measurement date is not fixed. Compensation is measured each reporting period until the options are exercised, forfeited or expire unexercised. The Group recorded compensation expense of RMB 251,000 (2003: RMB3,347,000) for the year ended December 31, 2004 in connection with these options.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. EQUITY (CONTINUED)

         (d) 2003 stock option agreement (continued)

                  In March 2004, two employees exercised stock option to purchase total 8,000 shares of common stock of the Group at the exercise price of US$3.55 per share. Total amount received from the exercise of the share option was US$28,400.

         (e) Warrants granted to non-employees

                  In February 1999, warrants to purchase 115,050 shares of the Group's common stock were issued by the Group in connection with the issuance and sale of common stock by the Group in a private placement to accredited investors. The exercise price of the warrants was US$4.00 each. The warrants expired in February 2003.

                  Number of common stock reserved for issuance upon exercise of warrants, stock options and preferred stock

                                                       2004                 2003
                                                       ----                 ----

                  Warrants                                -                    -
                  Stock options                     232,000              260,000
                  Preferred stock                    15,311               21,445
                                                    -------              -------
                  Total                             247,311              281,445
                                                    =======              =======

         (f) Disclosure of information pursuant to FAS 123

                  The fair value of options granted in 2004, 2003 and 2002 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

                                                     2004        2003    2002
                                                     ----        ----    ----

                  Risk-free interest rate               -       3.10%       -
                  Dividend yield                        -           -       -
                  Volatility factor                     -       80.3%       -
                  Weighted average expected life        -     5 years       -

                  The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Group's stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate. In management's opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

18. EQUITY (CONTINUED)

         (f) Disclosure of information pursuant to FAS 123 (Continued)

                  A summary of the Group's stock option activities, and related information for the years ended December 31, 2004, 2003 and 2002 are as follows:


                                                           2004                    2003                    2002
                                                 ------------------------------------------------------------------------
                                                              Weighted                 Weighted                Weighted
                                                               average                  average                 average
                                                              exercise                 exercise                exercise
                                                   Options       price     Options        price     Options       price
                                                 ----------- ----------- ----------- ------------------------------------
                                                                   US$                      US$                     US$
               Outstanding at beginning of year    260,000       2.869     880,000        2.074     880,000       2.074
               Granted                                   -           -     140,000        3.550           -           -
               Exercised                           (28,000)      1.979    (360,000)       2.084           -           -
               Cancelled                                 -           -           -            -           -           -
               Forfeited                                 -           -    (400,000)           -           -           -
                                                 ----------- ----------- ----------- ------------------------------------
               Outstanding at the end of year      232,000       2.602     260,000        2.869     880,000       2.074
               Exercisable at the year end         232,000       2.602     260,000        2.869     880,000       2.074

               Weighted average fair value of
                 options granted during the year       N/A                 USD2.34                      N/A

              Weight-average exercise prices for options outstanding as December 31, 2004 are US$2.602. The weighted-average remaining contractual life of those options is eight years.

19. SUBSEQUENT EVENT

         On February 1, 2005, the Board of Directors the Group declared a cash dividend of US$.20 per share of common stock for the year 2005. The Group made the first distribution of US$.10 per share on March 10, 2005, to shareholders of record on February 23, 2005.