Form 20-F
period 2005-12-31
JINPAN INTERNATIONAL LTD
filed 2006-07-10
CIK 1053008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F
ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2005

Commission File Number 1-14742

JINPAN INTERNATIONAL LIMITED

(Exact Name of Registrant as Specified in its Charter and Translation of Registrant’s Name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

c/o Hainan Jinpan Electric Company, Ltd
Section D-2
No. 100 Nanhai Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of principal executive offices)

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Stock, $0.018 par value
(Title of Class)

American Stock Exchange
(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 6,708,946 shares

Indicate by check mark is the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐     No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐     No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒  No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☐ Accelerated filer ☐ Non-accelerated filer ☒

Indicate by check mark which financial statement item the registrant has elected to follow.
Item 17☐                              Item 18 ☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

Report of Independent Auditors	F-3
Consolidated Balance Sheets as of December 31, 2005 and 2004	F-5
Consolidated Statements of Income
for the years ended December 31, 2005, 2004 and 2003	F-6
Consolidated Statements of Shareholders' Equity and Comprehensive Income
for the years ended December 31, 2005, 2004 and 2003	F-7
Consolidated Statements of Cash Flows
for the years ended December 31, 2005, 2004 and 2003	F-9
Notes to Consolidated Financial Statements	F-10

i

PART I

Currency Translation

We, Jinpan International Limited (“Jinpan International”), together with our 85% owned subsidiary Hainan Jinpan Electric Company, Ltd (“Hainan Jinpan”), a Sino-foreign cooperative joint venture, and Hainan Jinpan’s predecessor, Haikou Jinpan Special Transformer Works (“Haikou Jinpan”), are referred to in this annual report collectively as “we,” unless Jinpan International, Hainan Jinpan, or Haikou Jinpan are specifically referenced. We prepared our financial statements in accordance with U.S. GAAP, however, the monetary unit used in the financial statements is Renminbi Yuan, referred to in the financial statements as “RMB” or “Renminbi,” the lawful currency of the People’s Republic of China. For the reader’s convenience, some financial information was converted from Renminbi into U.S. Dollars, referred to herein as “U.S.$” using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005, of RMB8.07 = U.S.$1.00. The dollar amounts reflected in these conversions should not be construed as representing amounts that can actually be received or paid or convertible into dollars (unless otherwise indicated), nor do such conversions mean that the Renminbi amounts (i) actually represent the corresponding dollar amounts stated, or (ii) can be converted into dollars at the assumed rate.

Item 1. Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2. Offer Statistics and Expected Timetable

Not Applicable.

Item 3. Key Information

Selected Financial Data

The following selected financial data should be read in conjunction with Item 5, “Management’s Discussion and Analysis of Financial Condition and Results of Operations” and the consolidated financial statements and notes included in this annual report.

Set forth below is selected consolidated financial data with respect to our statements of operations for the years ended December 31, 2005, 2004, 2003, 2002 and 2001.

	Year ended December 31,
	2001	2002	2003	2004	2005
	RMB	RMB	RMB	RMB	RMB	U.S.$(1)

	(Amounts in thousands, except net income per share data)
Income Statement Data:
Sales	184,480	229,421	276,564	349,609	438,219	53,613
Costs of goods sold	(104,686)	(128,770)	(157,559)	(228,519)	(297,818)	(36,436)
Gross profit	79,794	100,651	119,005	121,090	140,401	17,177
Selling and administrative expenses	(57,396)	(81,325)	(86,883)	(84,772)	(88,311)	(10,804)
Interest Expenses	(600)	(541)	(354)	(423)	(1,499)	(184)
Other income	8,413	14,186	4,717	3,032	2,711	332
Income before taxation	30,211	32,971	36,485	38,927	53,302	6,521
Income Tax	(2,911)	(3,116)	(3,727)	(4,031)	(8,744)	(1,070)
Income before Minority Interest	27,300	29,855	32,758	34,896	44,558	5,451
Minority interest	(4,229)	(4,972)	(5,845)	(6,032)	(7,482)	(915)
Net income	23,071	24,883	26,913	28,864	37,076	4,536

Earnings per share:

Basic	3.66	3.96	4.21	4.44	5.70	0.70
Fully diluted	3.65	3.93	4.15	4.33	5.58	0.68
Number of shares outstanding: (2) Basic	6,298,978	6,279,866	6,390,804	6,489178	6,499,898	6,499,898
Fully diluted	6,326,556	6,329,854	6,487,116	6,663,305	6,640,396	6,640,396

	December	December	December	December	December
	31, 2001	31, 2002	31, 2003	31, 2004	31, 2005

	RMB	RMB	RMB	RMB	RMB	U.S.$(1)
Balance Sheet Data:
Cash and cash equivalents	44,510	63,800	66,571	46,433	63,417	7,857
Total assets	203,711	267,261	283,890	351,228	411,197	50,948
Minority interest	7,028	10,899	6,841	5,437	6,200	768
Equity	160,464	184,604	208,854	233,857	258,807	32,066

(1) For your convenience, conversion of amounts from Renminbi into U.S. dollars has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2005 of RMB8.07 = U.S.$1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at this rate or at any other established rate.

(2)  There are 20,000,000 shares of common stock authorized and 1,000,000 shares of preferred shares authorized.

Forward Looking Statements

We make forward-looking statements in this report, in other materials we file with the SEC or otherwise release to the public, and on our website. In addition, our senior management might make forward-looking statements orally to analysts, investors, the media and others. Statements concerning our future operations, prospects, strategies, financial condition, future economic performance (including growth and earnings) and demand for our products and services, and other statements of our plans, beliefs, or expectations, including the statements contained in this report regarding our future plans, strategies and expectations are forward-looking statements. In some cases these statements are identifiable through the use of words such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “plan,” “project,” “target,” “can,” “could,” “may,” “should,” “will,” “would” and similar expressions. We intend such forward-looking statements to be covered by the safe harbor provisions under the Private Securities Litigation Reform Act of 1995. You are cautioned not to place undue reliance on these forward-looking statements because these forward-looking statements we make are not guarantees of future performance and are subject to various assumptions, risks, and other factors that could cause actual results to differ materially from those suggested by these forward-looking statements. Thus, our ability to predict results or the actual effect of future plans or strategies is inherently uncertain. Factors which could have a material adverse effect on our operations and future prospects include, but are not limited to, changes in: economic conditions generally and the transformer market specifically, legislative or regulatory changes that affect us, the availability of working capital, the introduction of competing products, and other risk factors described herein. These risks and uncertainties, together with the other risks described from time to time in reports and documents that we filed with the SEC should be considered in evaluating forward-looking statements, and undue reliance should not be placed on such statements. (There also are other factors that we do not describe, generally, because we currently do not perceive them to be material that could cause actual results to differ materially from our expectations.) Indeed, it is likely that some of our assumptions will prove to be incorrect. Our actual results and financial position will vary from those projected or implied in the forward-looking statements, and the variances may be material. We expressly disclaim any obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required by law.

Risk Factors

You should carefully consider the risks described below before making an investment decision. Any of these risks may have a material adverse effect on our business, financial condition or results of operations. The trading price of our shares could decline due to any of these risks and you may lose all or part of your investment. The risks described below are not the only ones facing our company.

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

Because a significant portion of our revenues are derived from sales of our cast resin transformers, any decrease in sales of cast resin transformers could harm our operating results.

Sales generated by cast resin transformers will continue to account for virtually all of our revenues. Accordingly, our business and results of operations are dependent on the demand for this single product, thus, any decrease in the demand for this product, whether as a result of competition, technological changes, economic conditions in China, restrictions on our ability to market this product, or other factors would have a material adverse effect on our business, financial condition, and results of operations.

Accidents involving the use of our transformers could result in injury or damage to our customers, expose us to financial liability, and adversely affect our ability to market our product.

Although we have never experienced a significant accident such as a fire or an explosion resulting from the operation of our transformers and we generally believe that our transformers are safe and do not pose a significant risk of combustion, fire, or explosion, there can be no assurance that an accident, which may cause injury or damage to the users of our transformers, will not occur. Any such incident could expose us to potential claims or liabilities which may damage our reputation among potential customers, resulting in a potentially adverse effect on our ability to market our products.

Changes in China’s present policy of economic reform and economic protection for foreign investment enterprises could harm our operating results.

As part of its economic reform, China has designated certain areas, including the Hainan Province, where we maintain our offices and manufacturing facilities, as Special Economic Zones (“SEZs”). Foreign investment enterprises in these areas generally benefit from greater economic autonomy and advantageous tax treatment in China. Although we are not aware of any pending or proposed changes in the policies or laws governing SEZs that could have a material adverse effect on our business, financial condition and results of operations, there can be no assurance that such changes will not occur.

If any of our current suppliers delay, interrupt, or halt supply we could be forced to obtain our raw materials at higher prices from alternative sources.

The principal raw materials we require in our business are (1) cast resin, used to coat the copper coils of our transformers, (2) silicon steel, used to construct the cores of our transformers, and (3) copper foil and wire for our copper windings. We obtain all of our cast resin from Bakelite, a German corporation, the silicon steel from Thyssenkrupp Electrial Street GmbH, a European company and Legnano Teknoelectric Company and Spa , and the copper foil and wire from TongLing Nonferrous Metals (Group) Inc and Jiangying Jinqiu Group Co. Ltd. in China. Although we usually have a two to three month supply of these raw materials in our inventory and we believe that we are able to obtain our cast resin, silicon steel or copper foil materials from several other companies besides our current suppliers, if we were to experience significant delays, interruptions, or reductions in our supply of cast resin, silicon steel, or copper foil and wire, we could face increased costs which may have a material adverse effect on our results of operations.

Other raw materials required to manufacture our products include copper wire, glass fiber, and quartz powder. We maintain at least two suppliers for each of our major raw materials, other than cast resin and silicon steel, in order to enhance our ability to obtain an adequate supply of high quality, competitively-priced raw materials. We purchase our copper wire, glass fiber, and quartz powder from local suppliers in nearby regions and believe that these materials are readily available. We have never experienced any disruption in the supply of any raw material that has had a material impact on our operations, we cannot be certain however, that a disruption in supply by our raw material suppliers will not occur in the future. If such a disruption occurs and we experience a significant delay in the supply of these materials, there may be a material adverse effect on our results of operations.

Competition with other large and small transformer manufacturers may result in a reduced prices and a loss of market share. We may also face competition from foreign companies.

The market for cast resin transformers in China is highly competitive and we expect increased competition in the future. We primarily compete with several large transformer manufacturers as well as a number of small transformer manufacturers. Most of our competitors are government-owned entities and only few of our competitors have greater name recognition and more extensive engineering, manufacturing, and marketing capabilities than we do. Our future success will largely depend on our marketing efforts and ability to expand production capacity.

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

Due to high production costs, foreign companies do not currently compete against us in the transformer market in China. There can be no assurance, however, that foreign manufacturers will not enter into joint venture arrangements or establish wholly foreign-owned enterprises, which would subject us to increased competition with foreign companies and adversely affect our results of operations.

We believe that the principal competitive factors affecting the transformer market in China include, in order of significance, product reputation, product performance and safety, product quality, marketing expertise, and product price. There can be no assurance that we will be able to compete successfully in the future with existing or new competitors. Following China’s entry into the World Trade Organization, we may have additional competitors in China such as ABB, Siemens, and Alstom.

We may face product liability claims that may result in costly litigation and divert the attention of our management.

Our business exposes us to potential liability risks that are inherent in the manufacturing and marketing of potentially dangerous electrical equipment. Consistent with industry practice in China, we do not currently maintain product liability insurance for our products. Such a product liability claim may adversely affect our business, operating results or financial condition. Currently, we do not know of any such product liability suits pending against us.

If we are unable to maintain our expertise in manufacturing processes or identify new technologies as they arise we will be unable to compete successfully.

The electrical transformer industry may be subject to changing technology, evolving industry standards, emerging competition and innovative product introductions. Although we are not presently aware of a technology more advanced than our products, there can be no assurance that we will successfully identify new technologies as they arise and develop and bring new products and services to the market in a timely manner or that products, services or technologies developed by others will not render our products, services, or technologies noncompetitive, obsolete, or less marketable.

We may be subject to infringement claims by third parties that could subject us to financial liability or limit our product offerings, and our competitive position could be harmed if we are unable to protect our intellectual property.

We own the rights to the trademark “JST,” which is registered with the Trademark Bureau of the State Administration of Industry and Commerce of China. We believe that this trademark has significant value and is important to our marketing and expansion efforts. However, with regard to our current trademark or any future trademarks, we cannot be sure that any one or all of the following scenarios has not occurred or will not occur, any one of which could have a material adverse effect upon us:

•	we are unable to register other names or service marks that we may consider important;
•	our currently registered trademark or any future registered trademark currently does or will violate the proprietary rights of others;
•	our trademarks are not upheld by the Chinese government or its judicial system if challenged;
•	we are prevented from using our trademarks; or
•
because enforcing our proprietary rights or defending against the ownership claims of others may be extremely costly, we may not have the financial resources necessary to enforce or defend our trademarks.

If we lose our key personnel, our ability to operate our company and our results of operations may suffer.

Our success is largely dependent upon our ability to hire and retain additional marketing personnel. We employ highly qualified employees but competition for qualified personnel is intense and there can be no assurances that we will be able to hire or retain additional qualified marketing personnel. Any inability to attract and retain qualified marketing personnel would have a material adverse effect on our business.

Our growth may be slow if the demand for electric power in China does not continue.

Demand for our products is linked closely to increased demand for electric power in China. While such demand has experienced tremendous growth over the past several years, there can be no assurance that such growth will continue. Any material decline in the use of electricity in China is likely to adversely impact on our business. Based on economic analysis and studies, however, we do not expect the demand for electric power in China to decline during the next 10 years.

British Virgin Islands law is less defined than the laws governing corporations organized in the United States and may provide less protection for shareholders.

Our corporate affairs are governed by our Memorandum and Articles of Association and by the International Business Companies Act of the British Virgin Islands. Principles of law relating to matters such as the validity of corporate procedures, the fiduciary duties of our management, directors, and controlling shareholders, and the rights of our shareholders differ from those that would apply if we were incorporated in a jurisdiction within the United States. Further, the rights of shareholders under British Virgin Islands law are not as clearly established as the rights of shareholders under legislation or judicial precedent in existence in most United States jurisdictions. Thus, our public shareholders may have more difficulty protecting their interests in actions against our management, directors, or controlling shareholders than they might have as shareholders of a corporation incorporated in a United States jurisdiction.

British Virgin Islands law does not provide for directors to have fiduciary duties to the corporation and its shareholders, rather, a director’s liability is generally limited to cases of willful malfeasance in the performance of a director’s duties.

Under the laws of most jurisdictions in the United States, majority and controlling shareholders generally have certain “fiduciary” responsibilities to the minority shareholders. Shareholder actions must be taken in good faith and actions by controlling shareholders which are obviously unreasonable may be declared null and void. British Virgin Islands law protecting the interests of minority shareholders, however, may not be as protective as the laws protecting minority shareholders in the United States. In addition, in most United States jurisdictions, directors owe a fiduciary duty to the corporation and its shareholders, including a duty of care, pursuant to which directors must properly apprise themselves of all reasonably available information, and a duty of loyalty, pursuant to which they must protect the interests of the corporation and refrain from conduct that injures the corporation or its shareholders or that deprives the corporation or its shareholders of any profit or advantage. Under British Virgin Islands law, however, liability of a corporate director to the corporation is basically limited to cases of willful malfeasance in the performance of his duties or to cases where the director has not acted honestly and in good faith and with a view to the best interests of the corporation.

Directors of British Virgin Islands corporations may act without shareholder approval to implement reorganizations, certain mergers or consolidations, asset sales or transfers, and the dissolution of a corporation.

The directors of a British Virgin Islands corporation, subject to court approval but without shareholder approval, may, among other things, implement a reorganization, certain mergers or consolidations, the sale, transfer, exchange or disposition of any assets, property, part of the business or securities of the company, the winding-up or dissolution of the company, or any combination thereof, if they determine it is in the best interests of the company, its creditors, or its stockholders.

British Virgin Islands courts may not enforce judgments rendered by United States courts.

There is doubt whether the courts of the British Virgin Islands would enforce, either in an original action or an action for enforcement of judgments of United States courts, liabilities which are predicated upon the securities laws of the United States.

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

China is considered to be a high risk nation for business and investment in the Asian region. Although China recently has permitted greater provincial and local economic autonomy and private economic activity, the government of China has exercised and continues to exercise substantial control over virtually every aspect of the Chinese economy through regulation and state ownership. Therefore, government action in the future, including any decision by the Chinese government not to continue to support the economic reform program that it commenced in the late 1970’s and the possible return of China to the more centrally-planned economy that existed prior to the economic reforms, could have a significant effect on economic conditions in China and on our operations. China’s economic reform plan was designed to bring into China foreign investment capital and technological advancements. The result of these reforms has been a move towards a more mixed economy and away from a more centrally-planned economy. The process of shifting more responsibility for various aspects of economic enterprise to local management and regional authorities continues, even though the system of Chinese socialism still involves considerable influence by the central government in economic areas of production and marketing.

The economy of China differs from most countries belonging to the Organization for Economic Co-operation and Development (“OECD”), in structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation, and balance of payments position. China’s economy is managed in part through a series of five-year economic and social development plans, each “Five-Year Plan” is formulated by the State Council and approved by the National People’s Congress and sets the overall agricultural, industrial, financial and other economic and social development targets. In implementing each Five-Year Plan, the State Planning Commission, a commission directly under the State Council, establishes annual production and development targets, formulates and supervises the implementation of annual plans designed to achieve those targets, and approves major economic projects. Although the majority of productive assets in China are still owned by the Chinese Government, in the past several years the Chinese Government has implemented economic reform measures that emphasize decentralization, the utilization of market forces in the development of the Chinese economy, and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual and we may not be able to capitalize on all such reforms. Further, there can be no assurance that the Chinese Government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investments in China.

Since 1978, the Chinese Government has been reforming its economic systems. Many of the reforms are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or the disparities in per capita wealth between regions within China, could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on our operations. Although reforms to China’s economic system have not adversely impacted our operations in the past and are not expected to adversely impact our operations in the foreseeable future, there can be no assurance that the reforms to China’s economic system will continue or that we will not be adversely affected by changes in the China’s political, economic and social conditions and by changes in policies of the Chinese Government, such as changes in laws and regulations (or the interpretations thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad and reduction in tariff protection and other import restrictions. Our operating results may also be significantly affected by the inadequate development of an infrastructure for power plants and the potential unavailability of adequate power and water supplies, transportation, satisfactory roads, communications abilities and raw materials and parts.

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

Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had in general, a positive effect on the economic development of China, the future direction of these economic reforms is uncertain and the uncertainty may decrease the attractiveness of our company as an investment, which may in turn adversely affect our stock price.

We are subject to government regulation and our operating results could be affected by changes in those regulations.

Our operations and assets in China are subject to significant political uncertainty. Our business, results of operations and financial condition could be adversely affected by policy changes made by the Chinese government to any of the following:

•	laws and regulations, or their interpretation and enforcement thereof,
•	confiscatory or increased taxation,
•	restrictions on currency conversion and currency devaluations,
•	imports, import duties, and sources of supply, or
•	the expropriation of private enterprise.

Under its current governmental leadership, China has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. We can provide no assurance, however, that the Chinese government will continue to pursue these policies, that these policies will be successful if pursued or will not be significantly altered without notice, or that business operations would not become subject to the risk of nationalization, which could result in the total loss of any investment in China. Under the Chinese government’s program of privatizing many state-owned enterprises, the Chinese government has attempted to increase its revenues by increased tax collection. If these efforts to increase tax revenues continue, we could incur increased taxation expenses which may impact our profitability. Moreover, economic development in China may also be limited by the following:

•	governmental imposition of restrictive measures intended to reduce inflation, increase taxes, or reform unprofitable state-owned enterprises,
•	the inadequate development of the Chinese infrastructure,
•	the unavailability of adequate power, water supplies, raw materials, and parts, and
•	limited transportation and communications capabilities.

The Chinese government regulates the import into China of various raw materials and also taxes some types of imported capital equipment, which may affect our operations. The approval of imports by the Chinese government is based to some extent on the lack of qualified domestically-produced products and on its strategic plans for the development of local Chinese industries. We can provide no assurance that China’s policies will continue to allow raw materials needed by our operations to be imported into China or will not impose import fees, which may raise the cost of raw materials or capital equipment used in our operations. The imposition of any of these costs could have a material adverse effect on our business, results of operations, and financial condition.

China’s entrance in the World Trade Organization may result in increased competition from international companies.

Currently, a significant portion of China’s economic activity is export-driven and, therefore, is affected by developments in the economies of China’s principal trading partners, including the U.S.

On November 11, 2001, China signed an agreement to become a member of the World Trade Organization (the “WTO”), the international body that sets most trade rules, further integrating China into the global economy and significantly reducing the barriers to international commerce. China’s membership in the WTO became effective on December 11, 2001. China has agreed upon its accession to the WTO to reduce tariffs and non-tariff barriers, remove investment restrictions, provide trading and distribution rights for foreign firms, and opened various service sectors to foreign competition. China’s accession to the WTO may favorably affect our business in that reduced market barriers and an increasingly transparent investment environment will facilitate increased investment opportunities in China, while tariff rate reductions and other enhancements will enable us to develop better investment strategies and attract investment capital. In addition, the WTO’s dispute settlement mechanism provides a credible and effective tool to enforce member’s commercial rights. Also, with China’s entry into the WTO, it is believed that the relevant laws on foreign investment in China will be amplified and will follow common practices. However, these factors may also increase the number of foreign competitors and thus intensify competition in the transformer industry in China, which may in turn decrease our market share and adversely affect our business, results of operations, and financial condition.

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

According to a statistical bulletin provided by China’s National Statistics Bureau, China’s economic output in 2005 reached 18.23 trillion RMB (2.25 trillion U.S. dollars); imports and exports grew 17.6 % and 28.4 % respectively, reaching 660 billion U.S. dollars and 762 billion U.S. dollars; and, the consumer price index increased 1.8 % in 2005. There is no assurance that the Chinese economy will continue to grow at such rates and if it fails to do so our business may be adversely affected.

Despite recent reforms, we may be adversely affected by China’s unsophisticated legal system and it may be difficult to enforce our legal rights under Chinese law and for third parties to enforce the laws of the United States or any other state in China.

China’s legal system is a civil law system, which is based on written statutes and legal cases having little precedential value. China does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion in individual cases. As legal systems in China develop, we, like other foreign business entities, may be adversely affected by new laws, changes to existing laws (or new interpretations of the laws) and preemption of provincial or local laws by national laws. In addition, in circumstances where adequate laws do exist, it still may not be possible for us to obtain swift and equitable enforcement of those legal rights under Chinese law.

Moreover, because certain directors and officers are non-residents of the United States, it may be difficult for investors to effect service of process upon these non-residents in the United States or to enforce United States judgments against them in China’s courts. There is uncertainty as to whether China’s courts would enforce:

•	Judgments of U.S. courts obtained against us or these non-resident directors and officers based on the civil liability provisions of the securities laws of the United States or any state; or

•	In original actions brought in the Republic of China, liabilities against us or these non-resident directors and officers predicated upon the securities laws of the United States or any state.

Also, since a majority or our assets are located in China, it may be difficult for an investor who obtains a judgment in the United States or another state to enforce such foreign judgment in China. Such judgment may be further limited by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

Our facilities are subject to Chinese environmental regulations that expose us to potential financial liability.

Environmental protection in China is regulated in accordance with the Environmental Protection Law of the People’s Republic of China, which became effective on December 26, 1989. This law sets national standards for environmental quality and monitoring as well as for the utilization of natural resources and the reduction of pollution. As a manufacturer, we are subject to annual inspections. We have passed our most recent inspection and believe that we are in material compliance with applicable environmental laws. In September 2000, we also obtained ISO 14001 certification from the Environmental Management Certification Center for the Machinery Industry.

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

Although we sell products to customers based principally in China, we are doing business in the U.S. and seek to do business in other countries as well. In the future, our international operations and sales may be affected by the following risks, which may adversely affect Chinese companies doing business internationally:

•	political and economic risks, including political instability,
•	currency controls and exchange rate fluctuations,
•	changes in import/export regulations, tariff and freight rates, and
•	various forms of protectionist trade legislation which currently exist or have been proposed in some foreign countries.

We receive our revenues in Renminbi, which experiences volatility in its exchange rate to certain foreign currencies and may adversely affect our financial performance.

We receive almost all of our revenues in Renminbi, which is not freely convertible into foreign currencies. However, we are required to meet foreign currency obligations, such as for future purchases of certain equipment and raw materials from German. The Chinese government imposes control over our foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign imports. Effective January 1, 1994, pursuant to the Notice of the People’s Bank of China Concerning Further Reform of the Foreign Currency Control System (“PBOC Notice”), the conversion of Renminbi into Hong Kong and United States dollars must be based on rates set by the PBOC. Such rates are set daily, based on the previous day’s Chinese interbank foreign exchange market rate with reference to current exchange rates on the world financial markets or the “PBOC Rate.” On July 21, 2005, the Chinese government revalued the Renminbi against the U.S. dollar and introduced a basket of currencies system to determine the exchange rate, which is based on the interbank foreign exchange market rates and current exchange rates of a basket of currencies in the world financial markets. As a result of adopting a flexible exchange rate, China’s financial sector is now more responsive to fluctuations in the international currency market. The Renminbi/US Dollar exchange rate has climbed steadily since. As of December 31, 2005, the exchange rate was 8.07 Renminbi to every U.S. dollar.

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

Future inflation in China may inhibit economic activity in China.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation.  During the past ten years, the rate of inflation in China has been as high as 20.7% and China has experienced deflation as low as minus 2.2%.  These factors have led the Chinese government to adopt, from time to time, various corrective measures designed to restrict the availability of credit or regulate growth and contain inflation. While inflation has been more moderate since 1995, high inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby adversely affect the market for our products.

Any recurrence of severe acute respiratory syndrome (SARS), an outbreak of the avian flu, or another widespread public health problem, in the PRC could adversely affect our operations.

From December 2002 to June 2003, China and certain other countries experienced an outbreak of a new and highly contagious form of atypical pneumonia now known as severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Since September 2003, however, a number of isolated new cases of SARS have been reported, most recently in central China in April 2004. During May and June of 2003, many businesses in China were closed by the PRC government to prevent transmission of SARS. Recently, concerns have been raised with respect to the spread of avian flu in various regions in China. Any recurrence of the SARS outbreak, outbreak of avian flu, or the development of a similar health hazard in China, may adversely affect our business and operating results. For instance, a recurrence of SARS, outbreak of avian flu or any other epidemic may reduce the level of economic activity in affected areas and negatively impact China’s stock markets, which may lead to dampened investors’ interest in the stock markets and, as a result, have a material and adverse effect on our business. In addition, health or other government regulations may require temporary closure of our offices, or the offices of our advertisers, content providers or sponsors, which will severely disrupt our business operations and have a material adverse effect on our financial condition and results of operations.

Item 4. Information on the Company

History and Development

Jinpan International Limited was incorporated as an International Business Company under the laws of the British Virgin Islands on April 3, 1997. We own 85% of Hainan Jinpan Special Transformer Works which was renamed Hainan Jinpan Electric Company Ltd. on October 9, 2004. Our principal executive offices are located at c/o Hainan Jinpan Electric Corporation Ltd., No. 100 Nanhai Avenue, Jinpan Development Area, Haikou, Hainan China.

Hainan Jinpan was established in June 1997 as a Sino-foreign cooperative joint venture between Haikou Jinpan and Jinpan International. It is located in the Hainan Province in southern China and is principally involved in the design, manufacture and sale of cast resin transformers. Until June 30, 1997, Hainan Jinpan’s operations were wholly-owned and conducted by Haikou Jinpan, which has, since its establishment in August 1993, sold in excess of 15,684 cast resin transformers in China and has produced aggregate revenues of approximately RMB1,951 million (U.S.$236 million) as of December 31, 2005. Pursuant to the terms of the joint venture contract between Haikou Jinpan and Jinpan International, Haikou Jinpan received a 15% equity interest in Hainan Jinpan in exchange for the capital contribution of its building, equipment, and other production and related facilities, while we received an 85% equity interest in Hainan Jinpan in return for our commitment to contribute capital of U.S.$2.1 million. Hainan Jinpan purchased all the remaining assets and liabilities of Haikou Jinpan in exchange for U.S.$2.1 million.

In 2003, 2004, and 2005, we invested approximately RMB 3.5 million, RMB 11.3 million, and RMB 7.5 million, respectively, on capital expenditures mainly to purchase equipment and expand our manufacturing plant located in the Hainan Province, China. We funded these expenditures with our available cash, funds generated from operations, and credit facilities from Nan Yan Commercial Bank and the Bank of China (see Item 5, Liquidity and Capital Resources.) We expect to make capital expenditures of approximately RMB 8.3 million in 2006. We expect that our current cash and funds generated from operations, together with existing credit facilities, will be sufficient to meet our capital expenditures in 2006.

Business Overview

General overview

Through our joint venture interest in Hainan Jinpan, we design, manufacture and sell cast resin transformers for voltage distribution equipment in China. Our cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. According to the Chinese Association of Transformers, we are the second largest manufacturer and distributor of cast resin transformers in China, using the aggregate capacity of the transformers as measured in kilovolt-amperes (“KVA”) as a basis for comparison. In 2005, Hainan Jinpan had total sales of RMB441 million (US$54 million) based upon sales of our transformers having a total capacity of 4.6 million KVA. Hainan Jinpan obtained an ISO9001 certification of its cast resin transformers in April 1997, which was renewed for an additional period of three years expiring in 2006. Hainan Jinpan also obtained an ISO14001 certification from the Environmental Management Certification Center for the Machinery Industry in September 2000, making it one of only a few Chinese transformer manufacturers to have received such certification from the International Standardizing Organization. Equipment manufactured by Hainan Jinpan also underwent complete type testing and was certified by KEMA High Power Laboratory in September 1999. In addition, Hainan Jinpan’s transformers have been certified by the Chinese Ministry of Machinery and Ministry of Electric Power, indicating that Hainan Jinpan has satisfied the required national standards related to its:

•	product quality;
•	manufacturing processes;
•	equipment; and
•	personnel.

We have begun the process of obtaining our core and coil “UL” certification, from the Underwriters Laboratories Inc., which specialized in product compliance. Such certification requires compliance with the UL’s Standards for Safety, under which product samples are tested and evaluated in accordance with applicable safety requirements. UL Standards for Safety provide for certain technical requirements, which products must meet in order to become eligible to bear a UL mark. Once a product meets these requirements, authorization is given by UL to apply the appropriate UL mark to the products.

Our cast resin transformers are used to distribute electricity from the end of electric transmission lines to points of electricity usage within various types of facilities, including residential, commercial, industrial, and other types of facilities. In order to more efficiently transmit electricity over long distances, electrical voltage is typically increased or “stepped up” by a power generating facility. Our cast resin transformers “step down” or decrease voltage to a level that can be generally used. Most step down transformers in China use oil to disperse the heat created when high voltage is transformed into low voltage. Although oil-filled transformers are effective and less expensive to purchase, relative to some other types of transformers, oil-filled transformers require maintenance, produce leakage and pollution, and experience a higher incidence of combustion than the cast resin transformers that we produce. We believe that the problems associated with oil-filled transformers have resulted in demand for safer and more efficient alternatives like our cast resin transformers, especially in urban areas.

We manufacture four main types of cast resin transformers, which are distinguished by their insulation systems. The insulation systems used are: 155 degree Celsius Class “F” per IEC60076 (International Electrotechnical Commission) and 188 degree Celsius Class “H” for the Chinese market and 150 and 185 degree Celsius per ANSI (American National Standard Institute), IEEE (Institute of Electrical and Electronics Engineers), and NEMA (National Electrical Manufacturers Associations) standards for the U.S. and North American markets. In some transformers the high and low voltage coils are cast in epoxy resin under vacuum conditions. In others, the high voltage coils are cast in epoxy resin under vacuum conditions and the low voltage coils are encapsulated. Since our coils are either cast or encapsulated, they use ambient air to cool the transformers instead of requiring a liquid, such as oil, to absorb the heat produced. The Chinese Ministry of Machinery has published guidelines requiring, to the extent possible, the use of cast resin transformers in buildings containing transformers and in factories, which are subject to a high risk of fire.

Our electric transforming products

We manufacture and sell primarily four types of cast resin transformers. For the Chinese market we make 155 and 188 degree Celsius insulation (class F and class H). We manufacture and sell 16 standard sizes of transformers with KVA capacities ranging between 100 to 3150 KVA. For transformers with KVA of 400 and under, the high and low voltage coils are cast in epoxy resin under vacuum condition. For transformers with KVA above 400, the high voltage coils are cast in epoxy resin under vacuum conditions and the low voltage coils are encapsulated. For the U.S. and North American markets we make 150 degree Celsius and 185 degree Celsius insulation, per ANSI, IEEE, and NEMA standards. For each insulation system we manufacture 9 standard sizes with KVA capacities ranging from 300 KVA to 3750 KVA. Our current maximum transformer KVA range both for the Chinese, U.S., and North American markets is 20,000 KVA.

In the event that our standard size cast resin transformers does not meet a customer’s requirements or a customer seeks to purchase a transformer with a capacity in excess of the maximum KVA capacities of our transformers, we offer design engineering services which enable us to manufacture custom made transformers to fulfill a customer’s particular needs. In order to customize our transformers, we employ 25 design engineers who utilize 3D design systems, Mechanic Desk Top software, and Auto Desk to design custom made transformers. For example, our engineers designed and we installed a custom made transformer with a capacity of 10,000 KVA for use in the Beijing subway system. The pricing of our transformers is based upon capacity as measured in KVA. The price of our transformers is typically increased by an additional 5% in the event that any design engineering services are performed, regardless of the extent of services performed.

We believe that the main advantages of our cast resin transformers as compared to other electric transformers are that our transformers:

•	are manufactured with fire resistant components;
•	do not use a potentially environmentally harmful cooling liquid that may leak;
•	use less power or produce energy loss than other available transformers;
•	require little maintenance;
•	are resistant to short circuit shocks;
•	have greater emergency overload capability;
•	have greater reliability; and
•	have smaller dimensions and are less noisy.

How electricity transformers generally work.

Transformers are used to step-up and step-down voltages to transport electric energy over long distances. A large transformer is commonly used at a generating facility to increase voltage and decrease current needs in order to transport electric energy across transmission lines. At the point the electric energy reaches the end user, a step-down transformer is required to reduce voltage and increase current for general use. The process of transforming high voltage to low voltage results in some energy loss which produces heat. Therefore, electric transformers used to step-down voltages, like our cast resin transformers, must contain an effective cooling system. Oil-filled transformers, which are widely used in China, circulate oil through their coils to help disperse the heat to the surrounding environment. Although oil-filled transformers are less expensive to purchase than other types of transformers, including cast resin transformers, and work effectively, the oil-filled transformers have the following problems, including:

•	the need for periodic maintenance;
•	the risk of combustion or explosion; and
•	the possibility of leakage, which creates potential environmental problems.

In light of these problems with oil-filled transformers, other types of transformers, including cast resin transformers, have been increasingly used in China.

How cast resin transformers generally work.

Cast resin transformers were developed in Germany in the 1960s as an alternative to oil-filled transformers. In contrast to oil-filled transformers, which have their coils immersed in oil to absorb and disperse heat, coils in a cast resin transformer are coated with a dry epoxy resin which is able to withstand temperatures as high as 188 degrees Celsius. This dry epoxy resin coating serves as the insulation medium between coils. To ensure effective insulation, appropriate precautions must be maintained to ensure that any moisture or condensation has been removed when the epoxy resin is cast. Rather than requiring a liquid like oil to absorb the heat produced, cast resin transformers release the heat produced into the ambient air in the form of hot air.

Business strategy

During 2005 we adopted a strategy which focused on promoting and developing new products, forward integration, and strengthening our sales force. Last year we continued to execute our strategy along these strategic lines. Our efforts enabled us to become second largest cast resin transformer manufacturer in China, according to the Chinese Association of Transformers, while we continued to make advances in other international markets. The following is a summary description of our business strategy:

New products

We continue to develop and expand our product line, extending the uses of our cast resin transformers into areas where we believe we will have a competitive edge over our competitors. For example, in 2005, we developed the ZQSC10 24 pulse rectifier transformer which benefits the end user by greatly reducing the harmonics in rectifier circuits to help protect the network on which it runs. Another product developed in 2005 is the ZIDCB9-3000 isolation transformer utilized in 800 mega-watt power plants and is a technology that was previously imported to China. We believe that the development of these new products will greatly enhance our competitiveness in China and abroad.

Forward Integration

Since 2004 we have successfully engaged in developing Jinpan Electric as a supplier of switch gear products. Switch gear forms the part of the system that enables operators to switch system equipment in and out of the network on which it runs. We have executed a licensing agreement with one of the world’s leading manufacturers of circuit breakers for use in our switch gear assemblies. These efforts have helped us obtain certain large scale projects for switch system equipment. We have also realized successful forward integration through our unit substation business, which was initiated in 1999 and has grown considerably since then. A unit substation is a miniature power generation station comprised of high voltage switchgear, a transformer, low voltage switchgear, a power meter, and a power factor compensation device all interconnected with cables or buss bars. Jinpan creates unit substations by integrating the aforementioned equipment together with our transformers. Unit substations are commonly used in applications related to construction and reconstruction of city power networks. Switch gear and transformers are key components in unit substations. In an effort to position our company as a total solutions provider of electrical equipment we have changed the company’s name to Hainan Jinpan Electric. Based on our success with integrated assemblies, we believe that we are on the road to becoming a major electrical equipment supplier and offering complete electrical equipment packages to our customers.

Strengthen our sales force and advance our markets

By December 31, 2005, we strengthened our sales force to include 35 sales offices in China with 71 direct employees and 5 independent sales agents, and 1 sales office in North America with 4 independent sales agents addressing international business, outside of China. We will continue to increase our sales force as needed to fully exploit various high growth markets.

In 2004 and 2005, we made significant progress in the large original equipment manufacturers (OEM) market. We successfully passed the qualification program of one of the world’s largest power generating equipment manufacturers, and since then have supplied this manufacturer with transformers for certain projects. Moreover, as a measure of our success, Jinpan Electric was presented an award for best new supplier by this major OEM at a supplier’s conference. In addition we were audited and surveyed by several other leading OEMs during 2004 and 2005 and scored very high. We will continue working with and supporting our U.S. partners who purchase our cores and coils for their own transformers. Due to a change in scope of our requested UL certification, once UL certification is received, we will be able to offer in North America, UL products on a complete line of transformer assemblies as opposed to supplying manufacturers with a UL recognized core and coil which they in turn would need to have UL listed for their complete transformer package.

We also continue to focus our attention on ensuring that our delivery times and price structure remain competitive and that we satisfy and respond to our customers’ needs. Our engineers in our U.S. office and Haikou headquarters work closely to ensure timely delivery of core and coils from Haikou to North America.

Background information relating to the electric transformer industry in China

 Over the past 26 years, beginning in 1978, when China introduced economic reform and changed its policy, China's economy has grown at an annual average growth rate of approximately 9.3%. In 2004 and 2005, the GDP grew 9.9% and 9.3%, respectively. China’s capacity to generate electricity increased from 57.12 million kilowatts in 1978 to 508 million kilowatts in 2005, representing an annual compounded growth rate of 15%. In 2005, China ranked second worldwide in electricity output, with such output totaling 2,469 billion KWH, amounting to an annual compounded growth rate of 8.59%, increasing from 256.6 billion KWH in 1978. In 2005, the total electricity output in China grew 13.5% from the previous year. However, the supply of electricity in China still falls short due to strong economic growth. The fast growth of industrial output is the key driving force behind the consumption of electricity. We expect production capacity of the Chinese industrial sector to further improve in 2006, resulting from the fast growth in fixed asset investments. Thus, we expect that the electricity demanded by the industrial sector will continue to grow steadily. In 2005, it is anticipated that electricity generating capacity will increase by 72 million kilowatts and that the demand for electricity in 2006 will reach 2.78 trillion kilowatt-hours.

We believe that the fast growing Chinese economy has been the main reason for the significant increase in demand for many consumer products requiring electric power for their operations. Furthermore, China’s major cities, such as Beijing, Shanghai and Guangzhou, have also required greater amounts of electricity in comparison to the past because of the significant population increases in the major cities caused by the large influx of rural migrants in recent years.

The electrical equipment and materials industry achieved a total output value of RMB1,332 billion (166 billion U.S. dollars) in 2005, up 25.44% from 2004. Profits in the industry reached RMB62.1 billion (7.8 billion U.S. dollars). According to the Chinese National Bureau of Statistics, the total production output of China’s transformer industry reached 631 million KVA in 2005, a 29% increase compared to 2004.

According to the Chinese Association of Transformers, production and sales of cast resin transformers in China have increased significantly since 1991. In 1991, the aggregate production output of installed cast resin transformers was 0.43 million KVA. Since 1994, installations of cast resin transformers have risen dramatically as shown in the table below:

Total KVA Capacity of Cast
Year	Resin Transformers Installed (in millions)

1995	6.19
1996	6.48
1997	6.14
1998	8.76
1999	9.88
2000	11.98
2001	14.40
2002	15.78
2003	17.55
2004	23.00
2005	23.40

From 2001 through 2005, the production and sales of cast resin transformers in China was 94.13 million KVA, translating into an average production and sales per year of 18.83 million KVA, which represents a compound annual growth rate of 12.6% in sales of transformers in China. According to industry experts, the power generating capacity in China is expected to increase to 900 million kilowatts by the year 2020, which represents an annual compound growth rate of 5% to 6%. This increase in power generating capacity represents increased market opportunities for us.

The table below sets forth our consolidated sales, by geographic region, for the years ended December 31, 2003, 2004 and 2005:

	Year Ended December 31,
	2003	2004	2005
	(U.S. Dollars in millions)
Beijing	5.9	5.06	7.14
Guangdong	4.9	4.10	5.10
Wuhan	1.5	2.22	3.10
Chongqing	1.8	1.14	2.09
Yunnan, Guizhou	1.0	1.17	1.88
Sichuan	2.7	2.62	2.87
Liaoning	2.3	5.29	5.46
Shanghai	2.8	3.30	3.61
Jiangsu	3.1	5.05	6.19
Zhejiang	1.5	1.81	2.67
Tianjin		2.38	2.49
Guangxi		1.54	1.64
Changsha		1.34	1.56
Shanxi		1.24	1.32
Hainan		0.94

Other	5.9	3.05	6.49
Total:	33.4	42.25	53.61

The raw materials used in our cast resin transformers and their sources of supply

The principal raw materials we require for our business are (1) epoxy resin, used to coat the copper coils of our transformers, (2) silicon steel, which comprises the cores of our transformers, and (3) copper foil, for our copper foil windings. We obtain all of our epoxy resin from Bakelite, a German corporation, the silicon steel from Legnano Teknoelectric Company Spa and Thyssenkrupp Electrical Street GmbH, both European companies, and the copper foil and wire from TongLing Nonferrous Metals (Group) Inc and Jiangying Jinqiu Group Co. Ltd. in China.

Other raw materials required to produce our products include copper wire, glass fiber, and quartz powder. We maintain at least two suppliers for each of our major raw materials, other than cast resin, in order for us to enhance our ability to obtain an adequate supply of high quality, competitively-priced raw materials. We purchase copper wire, glass fiber, and quartz powder from local suppliers in nearby regions and believe that these materials are readily available.

The costs of our raw materials have increased as demand and prices for steel and copper have increased and we anticipate that they will continue to increase. Strong demands worldwide on these materials and uncertain pricing in steel and copper are likely to impact our costs during 2006.

Our sales and marketing network

We sell our cast resin transformers through our sales network, which consists of the use of 35 regional sales offices in various cities in China, including Beijing, Shanghai and Chongqing. We employ 71 sales representatives, 52 of whom are based in our regional sales offices and 19 are based at our headquarters in Haikou. All of our sales representatives are salaried employees. We also sell our products through 5 independent sales agents who receive commissions based on sales. We sell the majority of our transformers in Beijing, Guangdong, Jiangsu and the northeast of China.

Our significant customers

Sales to our five largest customers aggregated approximately 16%, 13%, and 16% of our total sales during the fiscal years ended December 31, 2003, 2004, and 2005, respectively, and sales to our largest customer for those same periods accounted for approximately 4%, 3.2%, and 5% of our total sales, respectively. There can be no assurance that any of our principal customers will maintain their volume of business with us or that a similar volume of business will be forthcoming from new or existing customers to replace any lost business. The loss of one or more of these existing principal customers without replacement by a customer of similar volume could have a material adverse effect on our business and financial condition.

Our trademark, “JST”

We own the rights to the trademark “JST,” which is registered with the Trademark Bureau of the State Administration of Industry and Commerce of China. We believe that this trademark has significant value and is important to our marketing and expansion efforts. However, with regard to our trademark or any other future trademarks, we cannot be sure that any one or all of the following scenarios has not occurred or will not occur, any one of which could have a material adverse effect upon us:
•	we are unable to register other names or service marks that we may consider important;
•	our currently registered trademark or any future registered trademark currently does or will violate the proprietary rights of others;
•	our trademarks are not upheld by the Chinese government or its judicial system if challenged;
•	we are prevented from using our trademarks; or
•
because enforcing our proprietary rights or defending against the ownership claims of others may be extremely costly, we may not have the financial resources necessary to enforce or defend our trademarks.

How our cast resin transformers are manufactured

The essential components of our cast resin transformers are their windings and cores. Under our current manufacturing process, we use thirteen copper coil winding machines to wind copper wire into the high and low voltage coils contained in our traditional and copper foil cast resin transformers and one copper foil winding machine to produce the low voltage copper foil coils used in our copper foil cast resin transformers. Our copper coils are insulated with fiberglass mats or quartz powder and are then cast with an epoxy resin in an automated vacuum casting machine to provide further insulation. The vacuum casting machine removes all moisture and condensation between the copper wire and the resin coating. We implement such procedures to ensure that our copper coils are properly insulated for safety. We use the materials described above so that none of our windings crack when heat is produced in the transformer since the expansion coefficient of copper is similar to the expansion coefficient of epoxy resin and fiberglass.

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

Our competitors in the electric transformer business

We believe that there are more than 40 manufacturers of cast resin transformers in China, most of which are small scale manufacturers. We primarily compete in the cast resin transformer market with two large transformer manufacturers but also with a large number of small transformer manufacturers. Most of our competitors are government-owned entities. We believe that in 2005, only 11 Chinese cast resin transformer manufacturers had an annual electricity production in excess of 300,000 KVA per year, whereas we produce approximately 4.6 million KVA per year.

Although a few of our competitors entered the transformer market before us and have achieved greater product recognition than us, we believe that our growing name recognition and the quality and efficiency of how we manufacture our products allows us to compete effectively against our competitors. We believe that we operate more efficiently than our government-owned competitors because, as a non-government-owned company, our operations are not subject to the additional governmental approvals and regulatory processes as are government-owned entities. This in particular results in our lower production costs and greater flexibility, as compared to our government-controlled competitors. Furthermore, since not one of our transformers has been returned to us or, to our knowledge, have been the cause of any major accidents, we believe that our competitors do not manufacture transformers that are safer or of a higher quality than our transformers.

In addition, we believe that foreign cast resin transformer manufacturers presently do not pose a significant competitive threat to us because of their relatively high production costs. However, there can be no assurance that entry into the WTO and the consequent reduction of tariff imports will not increase competition or that foreign manufacturers, many of which have greater financial, personnel, technical and other resources than we have, will not enter into meaningful joint venture arrangements, or establish wholly foreign-owned enterprises to manufacture transformers within China, either of which could have an adverse effect upon our business.

Government Regulation: General conditions in China.

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

China is considered to be a high risk nation for business and investment in the Asian region. Although China recently has permitted greater provincial and local economic autonomy and private economic activity, the government of China has exercised and continues to exercise substantial control over virtually every aspect of the Chinese economy through regulation and state ownership. Therefore, government action in the future, including any decision by the Chinese government not to continue to support the economic reform program that it commenced in the late 1970’s and the possible return of China to the more centrally-planned economy that existed prior to the economic reforms, could have a significant effect on economic conditions in China and on our operations. China’s economic reform plan was designed to bring into China foreign investment capital and technological advancements. The result of these reforms has been a move towards a more mixed economy and away from a more centrally-planned economy. The process of shifting more responsibility for various aspects of economic enterprise to local management and regional authorities continues, even though the system of Chinese socialism still involves considerable influence by the central government in economic areas of production and marketing.

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

Our operations and assets in China are subject to significant political uncertainty. Our business, results of operations and financial condition could be adversely affected by policy changes made by the Chinese government to any of the following:

•	laws and regulations, or their interpretation and enforcement thereof,
•	confiscatory or increased taxation,
•	restrictions on currency conversion and currency devaluations,
•	imports, import duties, and sources of supply, or
•	the expropriation of private enterprise.

Under its current governmental leadership, China has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. We can provide no assurance, however, that the Chinese government will continue to pursue these policies, that these policies will be successful if pursued or will not be significantly altered without notice, or that business operations would not become subject to the risk of nationalization, which could result in the total loss of any investment in China. Under the Chinese government’s program of privatizing many state-owned enterprises, the Chinese government has attempted to increase its revenues by increased tax collection. If these efforts to increase tax revenues continue, we could incur increased taxation expenses which may impact our profitability. Moreover, economic development in China may also be limited by the following:

•	governmental imposition of restrictive measures intended to reduce inflation, increase taxes, or reform unprofitable state-owned enterprises,
•	the inadequate development of the Chinese infrastructure,
•	the unavailability of adequate power, water supplies, raw materials, and parts, and
•	limited transportation and communications capabilities.

The Chinese government regulates the import into China of various raw materials and also taxes some types of imported capital equipment, which may affect our operations. The approval of imports by the Chinese government is based to some extent on the lack of qualified domestically-produced products and on its strategic plans for the development of local Chinese industries. We can provide no assurance that China’s policies will continue to allow raw materials needed by our operations to be imported into China or will not impose import fees, which may raise the cost of raw materials or capital equipment used in our operations. The imposition of any of these costs could have a material adverse effect on our business, results of operations, and financial condition.

International trade in China.

Currently, a significant portion of China’s economic activity is export-driven and, therefore, is affected by developments in the economies of China’s principal trading partners, including the U.S.

China’s entrance into the WTO, effective December 11, 2001, will result in important development opportunities for its economic construction as well as many challenges. The “Most Favored Nation” status and the national treatment that China will gain from other WTO members will be help increase the country’s export volume.

On April 1, 1996, the Chinese government reduced the rate of import duties of 4,971 tax items, thus effectively decreasing the tariff rate from 35% to 23% on average. On October 1, 1997, the Chinese government reduced the import duty rate of 4,874 commodity items, reducing customs duties from 23% to 17% on average. Starting from January 1, 2001, the Chinese government decided to reduce customs duties again, decreasing the overall level of customs duties to 15.3%. This decrease involved 3,462 items, making up 49% of China’s total tax items. Having entered the WTO, the Chinese government will continue to carry out its promise of gradually reducing customs duties. Commencing January 1, 2005, China’s overall customs duty rate decreased to 9.9% from 10.4%, which includes the reduction of the average import duty rate for agricultural products which decreased from 15.6% to 15.3% and the average import duty rate of industrial products which decreased from 9.5% to 9%. These tariff reductions may allow a flow of more foreign goods into the domestic market at lower prices and will pose competitive pressure on Chinese enterprises.

Since January 1, 2005, China has entered into the "post-WTO transitional period'' from its WTO entry. The "post-WTO transitional period'' is the period from January 1, 2005 to the date when China opens all its sectors it promised to foreign participation. This will negatively impact domestic sales of China’s agricultural, auto, financial, and services industries, as well as the retail sector, because domestic businesses in these industries will lose sales to their foreign counterparts. In 2005, the transitional period for several important service sectors, including banking, securities, insurance, and retail trade will expire. On July 1, 2006, the auto tariffs will be reduced to 25% and the average tariff for auto parts to 10%. After 2005, it is anticipated that certain tariff quotas will reach their highest points. For example, tariff quotas for wheat and corn are expected to comprise 10.7% and 6%, respectively, of gross domestic output. After 2005, regional limits on the insurance industry will be cancelled and the total assets requirement for foreign brokerage firms will be reduced and sole foreign-funded brokerage firms will be allowed to establish. In 2006, several limitations imposed upon foreign-owned banks will be cancelled and foreign banks will be allowed to service Chinese clients in Renminbi. After 2005, foreign-funded enterprises will be allowed into several industries including construction, tourism, and transportation that they previously could not enter. In 2007, regional limitations on basic telecommunications will be cancelled and the foreigners will be allowed to tap into up to 49% of the market.

In accordance with the WTO agreement, China will work to adopt transparent and equitable trade and investment policies, continue to improve the investment and business conditions, encourage fair competition, accord national treatment where needed and further strengthen the protection of intellectual property rights and all the legitimate rights and interests of foreign investors. The central government is speeding up the drafting of amendments and the abolishment of obsolete laws, rules, and regulations in accordance with China’s WTO commitments. China’s entrance into the WTO will create many economic opportunities for China, as well as many challenges.

According to the Customs General Administration, the total volume of China's foreign trade in 2005 reached a record high of 1.422 trillion U.S. dollars, up 23.3% over the prior year, moving China up to the number three spot, as the world's third largest trading power behind the United States and Germany. The total foreign trade volume of China more than doubled in the past three years since China's entry into WTO. Both import and export volume topped 600 billion U.S. dollars in 2005, among which the export volume comprised 762 billion U.S. dollars, up 28.4%, and the import volume registered at 660 billion U.S. dollars, up 17.6%, with an annual trade surplus of 102 billion U.S. dollars. About 70% of China's foreign trade is conducted through foreign-invested and private companies. Exports of electromechanical and high-tech products increased rapidly last year.

In 2005, China attracted 60 billion U.S. dollars of foreign direct investment, second only to the United States. China's foreign exchange reserve surged by as much as 209 billion U.S. dollars to 818.9 billion dollars by the year-end, second only to Japan. China has been targeting "basic balance and slight surplus" in international payments for many years. Bilateral trade between China and its major trade partners continued to maintain rapid growth during the first few months of this year. According to the Customs’ statistics, from January to March 2006, the volume of foreign trade increased 25.8 percent to 371.3 billion U.S. dollars. Import and export of foreign-invested enterprises totaled 219.168 billion US dollars, an increase of 28.26 % over the same period of last year, 2.51 % higher than the growth rate 25.75 % of the country of China in the same period, accounting for 59.03 % of the total import and export of the country of China.

According to the Ministry of Commerce, 8,909 new foreign investment companies were approved during the first three months of 2006, a decline of 4.26% compared to the prior year and the actual use of foreign investment reached 14.2billion U.S. dollars, a growth 6.40% as compared with that of the same period last year. .

While China’s entry into the WTO and the related relaxation of trade restrictions may lead to increased foreign investment, it may also lead to increased competition in China’s markets from international companies.

Economic conditions in China and how they affect us.

According to the National Bureau of Statistics (“NBS”), China's GDP in 2005 reached RMB18.23 trillion (2.25 trillion U.S. dollars), an increase of 9.9% over the previous year. The added value of primary industry rose 5.2% to RMB2.27 trillion (280 billion U.S. dollars), that of secondary and tertiary industries rose 11.4 and 9.6% to RMB8.62 trillion (1.06 trillion dollars) and RMB7.34 trillion (905 billion dollars), respectively.

China recorded RMB7.62 trillion (939 billion U.S. dollars) in overall industrial value last year, increasing 16.4% over the prior year and remaining the biggest contributor to economic expansion.

In 2005, urban per capita disposable income was RMB10,493 (1,295 U.S. dollars), an increase of 9.6%in real terms after allowing for price factors and rural per capita net income was RMB3,255 (402 U.S. dollars), up 6.2% in real terms after allowing for price factors.

Consumer spending remained stable but showed invigorating signs in China last year, with combined retail sales volume growing 12.9% as compared to the prior year to RMB6.7 trillion (829 billion U.S. dollars) in 2005. It climbed 12% after deducting price factors. According to the National Development and Reform Commission of China's Price Monitoring Center, China's CPI rose 1.8% in 2005.

Investment in fixed assets totaled RMB8.86 trillion (1.09 trillion U.S. dollars) in 2005, up 25.7% over the prior year. 2005 is the last year of the tenth Five-Year Plan (2001-2005). The Fifth Plenum of the 16th CPC Central Committee approved proposals on the 11th Five-year Guideline for National Economic and Social Development (2006-2010) on October 11. This pivotal document outlines China's economic and social development over the next five years. It has stated in this document that China will stick to a people-oriented, comprehensive, coordinated, and sustainable approach to development, which prompts a shift of focus from the increment of wealth and GDP growth obsession, to the development of humanity. The plan pointed out that over this period, emphasis will be put on increasing the pay of low-income groups, enlarging the proportion of the middle-income segment, adjusting the high income of professionals, regulating the mechanism of personal income distribution and allaying the widening income gap among different regions and different social groups. The paramount goals for the next five years in terms of social and economic development are to double per-capita GDP by 2010 against the 2000 level, on the basis of upgrading industrial structure, enhancing profitability, reducing the consumption of energy, increasing the efficient use of resources, and decreasing the level of energy consumption per unit GDP by 20 percent against that of 2005. In the next five years, the hi-tech, manufacturing, service, energy, and infrastructure sectors/industries will be given preferential treatment for development.

The government pledged to continue to strengthen and improve macro-regulation, to follow prudent fiscal and monetary policies and better coordinate macroeconomic policies, to rein in the scale of fixed-asset investment, and to vigorously expand consumer demand. It will implement fiscal, tax, financial, and industrial policies that encourage consumption while focusing on strengthening the rural infrastructure, expanding rural markets, and stimulating the distribution of agricultural products. The government has committed itself to try its best to keep the overall price level stable.

A document released by the government during 2004, "Notions of the Central Committee of the CPC and the State Council on Policies for Promoting Increase of Income for Farmers," stressed that concerted efforts must be made to support the grain production in the major grain producing areas and promote the grain-producing farmers to increase their income. Under the guidance of this document, the year of 2005 has witnessed a series of more direct, powerful and resolute policies and measures "good for the agricultural development." The reform of taxes and fees helped reduce 30% of the burden on farmers and as a result grain production increased for the first time in five years.

According to data released by China’s Ministry of Commerce, China will consume 1.21 billion tons of coal to generate electricity in 2006, China's coal output will be between 2.5 billion and 2.6 billion tons in 2010, and coal will remain China's fundamental energy source, both for production and consumption between 2006 and 2010. In terms of production, coal accounted for 76 percent of China's energy needs in 2005 and that level may reach up to 80 percent after 2010.

China’s Ministry of Commerce has also estimated that China's demand for crude oil will grow by around 6 percent in 2006, outpacing a slender 1.6 percent rise in domestic output. China has shown expansion of oil use of under 4 percent and will need around 328 million ton (6.56 million barrels per day) of crude oil next year. However, the IEA predicts a demand increase of around 8 to 10 percent as the economy continues to expand.

China’s Corporate Income Tax.

The income tax rate for domestic companies in China is 33% while it is 15% for foreign funded companies. This disparate treatment is due in part to China’s entry into the WTO. There is a nationwide debate in China on the reforms that have gone on for years. The debate gained prominence in 2004, when financial authorities pushed hard for the adoption of a unified corporate income tax, which would mean higher rates for foreign-funded enterprises. The debate did not generate results last year. China will offer preferential tax treatment to selected sectors instead and foreign investors will receive preferential tax treatment if they invest in certain sectors. There will be a transitional period for foreign investors to maintain their tax privileges for an unspecified period of time. Experts and local companies have complained the policy does not comply with WTO principles and that, as a kind of discrimination against domestic firms, it also results in a reduction of China's tax revenues. China's top legislature, the National People's Congress ("NPC"), listed the law on Enterprises' Income Tax in its lawmaking plan for 2005. NPC deputy Cheng Faguang revealed that China might unify the income tax rates in 2008. The possible income tax rate may be set around 25%-28%.

China’s legal system and how it affects us.

China’s legal system is a civil law system, which is based on written statutes and legal cases having little precedential value. China does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion in individual cases. As legal systems in China develop, we, like other foreign business entities, may be adversely affected by new laws, changes to existing laws (or new interpretations of the laws) and preemption of provincial or local laws by national laws. In addition, in circumstances where adequate laws do exist, it still may not be possible for us to obtain swift and equitable enforcement of those legal rights under Chinese law.

China’s environmental law and how it affects us.

Environmental protection in China is regulated in accordance with the Environmental Protection Law of the People’s Republic of China, which became effective on December 26, 1989. This law sets national standards for environmental quality and monitoring as well as for the utilization of natural resources and the reduction of pollution. As a manufacturer, we are subject to annual inspections. We have passed our most recent inspection and believe that we are materially in compliance with applicable environmental laws.

Organizational Structure

We primarily conduct our business through our subsidiary, Hainan Jinpan Electric Company Ltd., a corporation that is located in China. We own 85% of the common stock of Hainan Jinpan Electric Company Ltd. We also own 100% of the common stock of Jinpan International (U.S.A.) Ltd., a New Jersey corporation that conducts our North American operations.

Property, Plant and Equipment

Our production facilities are located in Haikou City, Hainan Province in southern China. We operate six Chinese-made copper coil winding machines, one German-made low voltage copper foil winding machine, two German-made high voltage winding machines, one German-made steel cutting machine, which was recently acquired to upgrade our older steel cutting machine, German-made assembly table machines and one German-made vacuum casting machine. The vacuum casting machine is being used for the production of new products such as the filled resin cast coil transformers. We believe that the vacuum casting machine represents one of the most technologically advanced machines of its kind currently in operation in China. Our belief is based on a comparison of the attributes of its casting system manufactured by Hubers against those of another vacuum casting machine manufactured by Hedrich Vacuum Systems Gmbh, which we believe to be widely used in China. Using the equipment we currently use and maintain our annual production capacity is approximately 4.6 million KVA per year. Increasing our plant utilization rate does not differ with respect to the different areas of our manufacturing process. The coil winding machines, copper foil winding machine, steel cutting machine and vacuum casting machine are all fully utilized.

We believe that our facilities, including our machinery and equipment, currently are, and in the foreseeable future will be, generally in good condition, well-maintained and suitable for their intended uses. We also believe that our product assembly and sales and service facilities have adequate capacity to accommodate our present needs and foreseeable business growth.

Our headquarters and administrative and manufacturing facilities are located at 100 Nanhai Avenue, Haikou, Hainan Province, China, and encompass approximately 3,976 square meters. The property was previously purchased by Haikou Jinpan and was contributed to Hainan Jinpan. Our warehouse is located at 168 Nanhai Avenue, No. 6 Factory Building, West F District, Haikou Bonded Zone, Haikou, Hainan Province, China. The premise encompasses approximately 3,906 square meters and is subject to a lease, which expires in February 2007. This lease provides for rent of approximately RMB35,000 per month. A certain factory building included in the Haikou, Hainan Province property was exempted from rent payment for three years by the government Our subsidiary, Jinpan International (U.S.A.) Ltd., has administrative offices in Englewood Cliffs, New Jersey, which encompasses approximately 130 square meters and is subject to a lease expiring in March 2009. This lease provides for rent of approximately $2,887 per month.

We lease 31 and own 4 sales offices in China, located in Beijing, Shanghai, Hefei, Nanning, Anshan, Changsha, Hangzhou, Kunming, Tianjin, Wuhan, Chongqing, Chengdu, Suzhou, Taiyuan, Shenyang, Xian, Guangzhou, Lanzhou, Shenzhen and Dalian, which are subject to leases that provide for monthly rents ranging from RMB1,200 to RMB3,500 per month. These sales offices range in size from 50 square meters to approximately 165 square meters. We also use office space in the sales offices of three of our independent sales agents, where instead of paying rent for the use of the office space, we pay additional commissions to our independent sales agents who work from these offices.

During year 2005, we manufactured 3,238 units of transformers which equates to approximately 3,061,862 KVA. We used approximately 90% of our full manufacturing capacity, 3,401,550KVA, in 2005.

Item 4A. Unresolved Staff Comments

None.

Item 5. Operating Financial Review and Prospects

The following discussion and analysis should be read together with our audited consolidated financial statements and notes appearing in Item 18 below.

Critical Accounting Policies

Our discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements, which have been prepared in accordance with generally accepted accounting principles of the United States (U.S. GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies reflect the more significant estimates and judgments used in the preparation of our consolidated financial statements.

Provision for Doubtful Accounts

We reserve for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We estimate the provision for doubtful accounts related to trade receivable based on two methods. The amounts calculated using each of these methods are combined to determine the total amount we reserve. First, we evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. In these cases, we make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and customer’s current credit status based on third party credit reports and known market factors, to record specific reserve for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated. Second, a general provision is established as a certain percentage based on the age status of receivables. This percentage is based on a collective assessment of historical collection, write-off experience, current economic trends, and changes in our customer payment terms and other factors that may affect our ability to collect. While bad debts have historically been within the provision established, we cannot guarantee that we will continue to experience the same bad debt rate that we have in the past.

As of December 31, 2004 and 2005, the Provision for Doubtful Accounts was RMB 9.5 million and RMB 10.6 million respectively. For the year ended December 31, 2005, we recorded an additional provision of RMB 1.3 million for the year ended December 31, 2005 based on our estimates.

Inventories Obsolescence

Inventories are stated at the lower of cost or market value. Market value represents the net realizable value for inventories. We periodically review our inventory for excess inventory, obsolescence and declines in market value below cost and record an allowance against the inventory balance for any such declines. We write down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. These reviews require management to estimate future demand for our products and the market conditions. Possible changes in these estimates could result in revisions to the valuation of inventory. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. If actual market conditions are more favorable then projected, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

As of December 31, 2004 and 2005, we recorded inventory obsolescence allowance in the amount of RMB 1.4 million and RMB 1.2 million. For the year ended December 31, 2004, we did not have to record any additional allowance subsequent to the year-end because actual write-offs were lower than the estimated amounts. For the year ended December 31, 2005, we also did not have to record any additional allowance as of May 31, 2006.

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

Operating Results

Summary of Financial Results

The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 2003, 2004 and 2005.

	Year ended December 31
	2003	2004	2005
Net sales	100%	100%	100%
Cost of goods sold	(57.00%)	(65.40%)	(67.96%)
Gross profit	43.0%	34.60%	32.04%
Selling, general and administrative expenses	(31.5%)	(24.30%)	(20.48%)
Other income	1.7%	0.9%	0.6%
Income tax provision	(1.3%)	(1.2%)	(2.0%)
Income before minority interest	11.9%	10%	10.16%
Minority interest	(2.1%)	(1.7%)	(1.7%)
Net income	9.8%	8.3%	8.46%

Year ended December 31, 2005 compared with the year ended December 31, 2004

Sales. Net sales increased RMB 88.6 million (US$10.8 Million) or approximately 25.35% from RMB 349.6 million (US$42.2 Million) in the year ended December 31, 2004 to RMB 438.2 million (US$53.6 Million) in the year ended December 31, 2005. During 2005, the number of units sold increased by 3% to 3,273 units as compared with 3,167 units in the year 2005, however, our sales revenues increased by 25.35%, primarily the result of selling more high priced units, those with high KVA capacity as compared with 2004. During 2005, we successfully increased sales of our higher priced units which accounted for approximately 10% of our sales growth. We also raised the standard selling price during 2005, which accounted for approximately 10% of our sales growth.

Cost of goods sold. Cost of goods sold increased RMB 69.3million (US$8.5 Million) or approximately 30% from RMB 228.5 million in the year ended December 31, 2004, to RMB 297.8 million in the year ended December 31, 2005. Cost of goods sold as a percentage of sales increased by 2.6% in the year ended December 31, 2005, from 65.4% in the year ended December 31, 2004, to 67.96% in the year ended December 31, 2005. The increase was a result of worldwide price increases of raw materials associated with steel and copper during the year 2005. The average steel price was RMB 36,700 per ton in 2005, which was an increase of approximately 84% as compared with 2004, and the average copper wire price was RMB 46,000 per ton, which was an increase of approximately 28% as compared with 2004. The cost of goods sold as percentage of sales would have increased 36% if we did not take the measures mentioned below. We fully utilized our financial strength to purchase a large volume of materials which cut costs by approximately 13.4%. We increased our selling price, as mentioned above, which reduced the ratio of cost of goods sold to sales by approximately 20%. Overall, the cost of goods sold as a percentage of sales increase by 2.6%.

Gross Profit. Gross profit increased RMB 19.3 million (US$2.36 Million) or approximately 15.95% to RMB 140.4 million in the year ended December 31, 2005 from RMB 121.1 million in the year ended December 31, 2004. As a percentage of sales, gross profit decreased from 34.64% in the year ended December 31, 2004, to 32.04% in the year ended December 31, 2005. This decrease also resulted from the aforementioned raw material price increase.

Selling and Administrative. Selling and Administrative expenses, including provision for doubtful debt, increased by RMB 4.0 million (US$493,000) or approximately 4.7% from RMB 84.4 million in the year ended December 31, 2004, to RMB 88.4 million in the year ended December 31, 2005. As a percentage of sales, selling and administrative expenses decreased 3.9%, from 24.1% in the year 2004 to 20.2% in the year ended December 31, 2005. The decrease of 3.9 % was primary the result of reduction in the areas of sales agent’s fee, traveling and meal entertainment expenses. We are continuing to focus on achieving operating efficiencies by reviewing and enhancing business process and cost structure.

Net Income. Net income increased RMB8.21 million (US$1 Million) or approximately 28.45% from RMB28.9 million (US$3.49 Million) in the year ended December 31, 2004 to RMB37.1 million (US$4.5 Million) in the year ended December 31, 2005. As a percentage of sales, net income increased from 8.26 % in the year ended December 31, 2004, to 8.46% in the year ended December 31, 2005.

Basic Earnings Per Share. Earnings per share increased RMB1.26 (US$0.16) or approximately 28.38% from RMB4.44(US$0.54) in the year ended December 31, 2004 to RMB5.70(US$0.70) in the year ended December 31, 2005.

Year ended December 31, 2004 compared with the year ended December 31, 2003

Sales. Net sales increased RMB73 million or approximately 26.4% from RMB276.6 million in the year ended December 31, 2003 to RMB349.6 million in the year ended December 31, 2004. The increase in sales was primarily driven by the increase in sales volume. During 2004, units sold increased by 27% to 3,167 units as compared with 2,503 units in 2003. During 2004, the company continued to gain market share and new customers contributed to 90% of the sales increase in 2004.

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

Gross Profit. Gross profit increased RMB2.1 million or approximately 1.75% to RMB121.1 million in the year ended December 31, 2004 from RMB119 million in the year ended December 31, 2003. As a percentage of sales, gross profit decreased from 43% in the year ended December 31, 2003, to 34.6% in the year ended December 31, 2004, primarily as a result of the increase in cost of goods sold.

Selling and administrative expenses. Selling and Administrative expenses, including the provision for doubtful debt, decreased by RMB2.5 million or approximately 3% from RMB86.9 million in the year ended December 31, 2003, to RMB84.4 million in the year ended December 31, 2004. As a percentage of sales, selling and administrative expenses decreased from 31% in the year 2003, to 24.1% in the year ended December 31, 2004. The decrease of RMB2.5 million was primarily the result of (1) RMB1 million decrease in the provision for doubtful debt; (2) RMB1.5 million reduction in discretionary spending in areas such as marketing, commissions, and administration expenses. The decrease in the provision for doubtful debt is the result of better a accounts receivable aging structure and collection of certain aged receivables. We are continuing to focus our efforts on achieving additional operating efficiencies by reviewing and improving upon our existing business process and cost structure.

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

Foreign Currency Fluctuations

We receive almost all of our revenues in Renminbi which is not freely convertible into foreign currency.  However, we are required to meet certain foreign currency obligations, for things such as future purchases of certain equipment and raw materials. The Chinese government controls our foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign imports. Effective January 1, 1994, pursuant to the PBOC Notice, the conversion of Renminbi into Hong Kong and United States dollars must be based on the PBOC Rate. Effective as of December 1, 1996, Renminbi has become fully convertible for all current account transactions. Foreign currency which is required for current account transactions can be bought freely at authorized Chinese banks, so long as the procedural requirements prescribed by law are met. Payment of dividends to foreign investors holding equity interests in Chinese companies, including Foreign Investment Enterprises, is considered a current account transaction. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks. Purchase of foreign currency for capital account transactions still requires prior approval of the State Administration for Foreign Exchange. On July 21, 2005, the Chinese government revalued the Renminbi against the U.S. dollar and introduced a basket of currencies system to determine the exchange rate, which is based on the interbank foreign exchange market rates and current exchange rates of a basket of currencies in the world financial markets. As a result of adopting a flexible exchange rate, China’s financial sector is now more responsive to fluctuations in the international currency market. The Renminbi/US Dollar exchange rate has climbed steadily since.

During 2005, the fluctuations in the Renminbi has not materially impacted the Company. We currently do not engage in any hedging activities that could minimize the effect of exchange rate risks.

Political and Economic Risks

Our operations in China are subject to several potential political and economic risks. See Item 3. Key Information - Risk Factors - Risks Related to our Chinese Operations.

Trade Agreements

China’s entrance into the WTO on December 11, 2001 will result in development opportunities for its economic construction as well as many challenges. The “Most Favored Nation” status and the national treatment that China will gain from other WTO members will be helpful in increasing the country’s export volume. China’s State Council announced that beginning January 1, 2002, tariffs will be reduced to 12% from 15.3%, and tariffs were reduced further to 10% in 2005. This reduction in tariffs will allow more foreign goods to enter into China’s domestic market at lower prices which will pose competitive pressure on Chinese enterprises. China’s machinery industry is expected to be affected by China’s entrance into the WTO.

As a result of its entrance into the WTO, China will become more involved in international economic cooperation and competition. The transitional period for China after it enters the WTO is expected to last three to five years. China will gradually open up a wide range of sectors such as financial services, insurance, telecommunications, trade, commerce, transportation, construction, tourism, and intermediary services to foreign investment. In accordance with the WTO agreement, China will work to adopt transparent and equitable trade and investment policies, continue to improve the investment and business conditions, encourage fair competition, accord national treatment where needed and further strengthen the protection of intellectual property rights and all the legitimate rights and interests of foreign investors. The central government is speeding up the drafting of amendments and the abolishment of obsolete laws, rules, and regulations in accordance with China’s WTO commitments.

Taxation

Hainan Jinpan is subject to PRC income tax at the applicable tax rate of 15%; however, Hainan Jinpan has enjoyed a 50% tax exemption approved by China’s government since 1997. The 50% tax exemption ended on January 1, 2005.

Liquidity and Capital Resources

Historically, we financed our operations principally through cash generated from our operations, bank borrowings and securities offerings.

We have a credit facility of RMB48.4 million with the Nan Yan Commercial Bank. This credit facility is guaranteed by Jinpan International Ltd. and accrued interest at a weighted average rate of 5.86% per annum for the year ended December 31, 2005. We also have an unsecured credit facility from the Bank of China for RMB 40 million, accruing an average interest rate of 5.58% per annum. The Nan Yan Commercial bank credit facility will expire in July 2006 and the Bank of China credit facility was extended in May 2006 for one more year. As of December 31, 2005, the total amount borrowed was RMB36.2 million.

On December 31, 2005, we had working capital of RMB229.7 million compared to RMB201.9 million at December 31, 2004. This increase is due to an increase in cash and inventories. At December 31, 2005, we had approximately RMB63.4 million in cash and cash equivalents as compared to RMB46.4 million at December 31, 2004. On December 31, 2005, we had accounts receivable and notes Receivable of RMB178 million as compared to RMB182 million at December 31, 2004.The increase in cash and decrease in accounts receivable was due to the changes in our credit policy and an improvement in collections.

In our opinion, we believe that our working capital is sufficient for our present capital requirements.

As of December 31, 2005, we had inventories of RMB107.3 million as compared to RMB67.6 million as of December 31, 2004. The increase of RMB39.4 million is primarily as a result of (1) RMB15.5 million increase in raw materials; (2) RMB18.2 million increase in finished goods; and(3) RMB5.7 million increase in work in process. The build-up in finished goods was due to certain large orders that were delivered in January 2006.

Net cash provided from operating activities in 2005 was RMB25.6 million which is RMB 34.5 million more than the cash flows used by operating activities during year 2004. Cash provided from operating activities during 2005 was primarily the result of increase in advanced deposits from customers of RMB 21.1 million, increases in inventory of RMB 39.7 million, and net income of RMB 43.5 million after adjusting for non-cash depreciation expense of RMB 6.4 million. Net cash used in investing activities in 2005 was RMB 2.4 million which was primarily the result of expanding production facilities for RMB 2.2 million and purchasing equipment of RMB 2.3 million and proceeds from sales of available for sales securities for RMB 1.7 million. We do not expect any material changes in cash receipts from sales to our customers and payments made to our vendors to acquire inventory.

Our principal commitment consists of a long-term obligation outstanding under our operating lease. We expect to increase capital expenditures of RMB 8.3 million in the year 2006.

We anticipate, based on management’s internal forecasts and assumptions relating to our operations, that our existing cash and funds generated from our operations, together with our existing financing agreements, will be sufficient to meet our working capital and capital expenditure requirements for the next 12 months. In the event that our plans change, our assumptions change or prove inaccurate, or other capital resources and projected cash flow otherwise prove to be insufficient to fund our operations (due to, for example, unanticipated expenses, technical problems or otherwise), we could be required to seek additional financing sooner than currently anticipated. We have no current arrangements with respect to sources of additional financing and there can be no assurance that we would be able to obtain additional financing on terms acceptable to us, if at all.

Aggregate Contractual Obligations

Apart from the operating lease commitment disclosed in note 12 to the audited financial statements, we have no other material contractual obligations. As of December 31, 2005, our operating lease obligated us to the following payments:

	Payments due by period (RMB in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Operating Lease Obligations	3,071	1,590	765	716	0

Total	3,071	1,590	765	716	0

Research and Development, Patents and Licenses, etc.

During 2005 we maintained our position as a technologically advanced supplier of cast coil transformers in China. Our success is based partly on our research and development policies over the past three years, which included focusing on developing advanced transformer technologies driven by power distribution and generation applications. We have also focused on developing other equipment, peripheral to transformers, in an effort to increase product offerings, and incorporating the latest manufacturing technologies into our production processes. We will continue to invest in technology through research and development along these lines, which will ultimately enable us to reach new markets and supply technologically advanced products that possess superior quality and performance and create more value for our customers.

Our recent research and development activities include:

•	Development of the ZICB9 isolation transformer for use in 800 Mega-watt power plants.

•
Development of our ZQSC line of multiple coil rectifier transformers. These units incorporate 2 sets of 12 pulse outputs to form a single 24 pulse rectifier transformer with 15 degrees of phase shift per winding to reduce harmonic loading by 50%. These units are used in infrastructure which supports subway and commuter rail systems.

•
UL product recognition: The scope of the project has been increased to cover the full range of complete transformer products. Phase one testing which defines the parameters and criterion to be used during thermal ageing (phase two) has been completed. UL product recognition will open the North American market.

•
Forward integration technologies: Development of switchgear included KYN28A-12 switchgear with a modular construction facilitating retrofitting and equipment upgrading, GCMS/GCL low voltage switchgear, and DC low voltage switchgear for uninterruptible power supplies (UPS). Two new substations were also developed: YBM3A & ZGS9.

In 2005, 2004, and 2003, we incurred RMB 4,459,000, RMB1,962,000 and RMB1,056,000, respectively, in research and development costs.

Keeping abreast of the latest developments in the industry

Our technical staff remains well informed with respect to advances in manufacturing equipment raw materials and processing methods. Detailed information is gathered by attending major industrial fairs and trade shows related to our industry. Typically, our technical staff attends such events as the Industrial Fair in Hanover, Germany, the International Electri-technical Exhibition in Beijing, China, and the IEEE Power Engineering Society’s ("PES") Transmission and Distribution show in the U.S. Members of our technical staff recently participated in all of these major shows and held technical discussions with major equipment and material suppliers and manufacturers.

Trends

Based on our increased sales force, we foresee that sales will continue to grow during 2006. However, the costs of our raw materials have increased as demand and prices for steel and copper have increased and we anticipate that they will continue to increase. Strong demands worldwide on these materials and uncertain pricing in steel and copper are likely to impact our costs during 2006. To counteract the effects of the rising costs of raw materials, we may increase the prices of our products during 2006, so that sales revenues and net income continue to rise at a steady rate.

Dividends

Any future payment of dividends is within the discretion of our board of directors and will be dependent upon, among other things, our earnings, capital requirements, financing agreement covenants, our financial condition, and applicable laws. In February 2005, the board declared a cash dividend of U.S.$0.20 per share. We made the first distribution of U.S.$0.10 per share on March 10, 2005 and the second distribution of U.S.$0.10 per share in August of 2005. On January 17, 2006, the board of directors declared a cash dividend of US$0.24 per share of common stock for 2006. We made the first distribution of US$0.12 per share on February 28, 2006, to shareholders of record on February 10, 2006. The board may or may not declare additional dividends in the foreseeable future; however, to the extent that the board may decide to pay cash dividends in the future, these dividends will be declared from the retained earnings, e.g., surplus, as determined by resolution of the board. As we are a holding company, the amount of our retained earnings will be limited by the amount of dividends which can be declared by our subsidiaries under applicable law as discussed directly below.

Applicable Chinese laws and regulations require that before a Sino-foreign equity joint venture enterprise, such as Hainan Jinpan, distributes profits to its joint venture partners, in our case Jinpan International and Hainan Jinpan, it must first do the following:

•	satisfy all of its tax liabilities;
•	provide for any losses still unpaid from previous years; and
•	make allocations, in the proportions as determined by the discretion of the board, to a capital reserve fund and a public welfare fund.

Furthermore, if there is to be any distribution of profits, it is required to be in the proportion of each party’s investment in the joint venture.

Legal Proceedings

We nor our subsidiaries is a party to, nor is our property or the property of our subsidiaries’ the subject of, any pending legal or arbitration proceeding that is material.

Off-Balance Sheet Arrangements

We are not party to any off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Li Zhiyuan	51	Chairman of the Board of Directors, President, and Chief Executive Officer
Ling Xiangsheng	54	Vice Chairman of the Board of Directors and Vice President
Jing Yuqing	43	Secretary
William D. Nagel	69	Director
Li-wen Zhang	51	Director
Donald S. Burris	62	Director
Mark Du	45	Principal Financial Officer

Li Zhiyuan has served as our Chairman of the Board of Directors, President, and Chief Executive Officer since April 1997, and of our predecessor, Haikou Jinpan, since August 1993, and as Chairman of the Board of Directors and Chief Executive Officer of Jinpan Hainan since June 1997. From October 1991 to present, Mr. Li served as General Manager of Haikou Rongda Enterprise Company and Director of Hainan’s KaDa Manufacturing Company, a Sino-Japanese joint-venture. From August 1988 to October 1991, Mr. Li served as General Manager of Hainan Jindao Yacht Company. From August 1982 to October 1988, Mr. Li was employed as an engineer at Guangxi Electric Power Institute. Mr. Li is responsible for the overall management of our operations. He is married to Jing Yuqing.

Ling Xiangsheng has served as our Vice Chairman of the Board of Directors and Vice President since May 1997, and of our predecessor, Haikou Jinpan, since August 1993 and is responsible for the design, manufacture and development of our cast resin transformers. He has also served as the Vice President of Jinpan Hainan since June 1997. From June 1990 to December 1992, Mr. Ling was the chief consultant for the Danycast Company in Thailand where he was responsible for the entire production process of its cast resin transformer line. From January 1980 to June 1990, Mr. Ling was employed by the Beijing Transformer Company ultimately serving as Chief Engineer and General Manager for its cast resin transformer plant. Between October 1985 and February 1986, Mr. Ling attended Fuji Electric Company in Japan to study vacuum cast resin insulated transformer manufacturing technology. Mr. Ling was responsible for designing China’s first cast resin transformer.

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

William D. Nagel has served as one of our directors since January 2000. He has a Mechanical Engineering degree from Villanova University and an MBA degree from Syracuse University. From 1961 to 1997, Mr. Nagel was employed by the General Electric Company where he held various executive positions including Director of Marketing for GE’s semiconductor businesses and Director of Strategic Planning and Development for GE’s power delivery businesses. While at General Electric, Mr. Nagel helped to establish offshore partnerships and develop licensee arrangements using GE’s advanced transformer technologies. Much of Mr. Nagel’s work with General Electric was performed in China, Japan, Australia, Europe, Korea, and Taiwan. Mr. Nagel retired from GE in 1998.

Dr. Li-Wen Zhang was elected to our Board of Directors in June 2003. Dr. Zhang is a permanent staff member of the United Nations Department of General Assembly Management Affairs currently in Economic and Social Council Servicing Branch. As part of the managing staff, Dr. Zhang provided consulting services to the Delegation of Beijing Fiscal Bureau on socioeconomic issues in November of 2000. In 1996, Dr Zhang helped organize a conference in Shanghai with Chinese authorities regarding the Development and Management of Special Economic Zones in a Transitional Economy. Dr. Zhang received a Ph.D. in International Comparative Education from Columbia University in 2001 and holds a Masters degree in Economic Policy Management from Columbia University Graduate School of Business and International Affairs.

Donald S. Burris was elected to our Board of Directors in June 2001. Mr. Burris is the senior principal in the firm of Burris & Hairrell, LLP, an AV-rated West Coast based law firm with a national and international practice. Mr. Burris served as editor-in-chief of the Georgetown Law Journal and as a law clerk to the Honorable James R. Browning of the United States Court of Appeals for the Ninth Circuit and has taught at the Georgetown Law Center, Loyola University School of Law, and the International Law Institute in Washington, D.C. Mr. Burris also served with distinction as a Special Counsel for the United States Senate Watergate Committee. Mr. Burris brings to the Company thirty-one years of experience as a successful businessman and business litigation attorney who has counseled clients from both a business and legal perspective.

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

Compensation of Directors and Officers.

The total compensation paid to our directors and officers during the last fiscal year was RMB4,825,820 comprised of salaries in the amount of RMB3,400,000and bonuses in the amount of RMB1,425,820. The aggregate amount set aside by Hainan Jinpan during its last fiscal year to provide for pension, retirement or similar benefits for directors and officers was RMB157,824.

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

In January 2004, the Company entered into stock option agreement with three of its independent directors, to purchase 30,000 shares of common stock of the Company. Options granted are exercisable at the price of US$7.34 per share. The term of the options is 10 years from the dated granted. the options are not transferable other then death, and are exercisable from the date granted.

Board Practices

All of our directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by the Board of Directors at the first Board of Directors meeting after each annual meeting of shareholders and hold office until death, resignation, or upon removal from office.

None of our directors have service contracts with us providing for benefits upon termination of their employment.

Our audit committee consists of Donald S. Burris, Dr. Li-Wen Zhang, and William D. Nagel, all of whom are independent directors. Dr. Li-Wen Zhang is the chair of audit committee. The Audit Committee oversees our auditing procedures, receives and accepts the reports of our independent certified public accountants, oversees our internal systems of accounting and management controls, and makes recommendations to the Board of Directors as to the selection and appointment of our auditors. The audit committee is governed by the terms of the Charter of the Audit Committee of the Board of Directors.

Our compensation committee consists of Donald S. Burris, Li-Wen Zhang, and William D. Nagel. Mr. Donald S. Burris is the chair of the compensation committee. The function of the Compensation Committee is to administer the 1997 Plan and to have authority over the salaries, bonuses, and other compensation arrangements of our executive officers.

The Board of Directors of the Company established the Nominating and Corporate Governance Committee of the Board to (1) identify individuals qualified to become members of the Board, (2) select, or recommend to the Board, the director nominees for the next annual stockholders meeting, (3) select candidates to fill any vacancies on the Board; and (4) develop and recommend to the Board a set of corporate governance principles applicable to the corporation. The members of this committee will initially be William D. Nagel, Donald S. Burris, and Dr. Li-Wen Zhang. William D. Nagel is the chair of the committee.

Employees

As of December 31, 2005, we had approximately 364 employees in China, including 61 engineers or technicians, 46 management and administrative personnel, 71 marketing and sales personnel, 182 factory personnel and 4 employees in the United States, including 2 management and administrative personnel, 1 marketing and sales personnel, and 1 accounting personnel. All of our employees are contract employees, except our U.S. employees, and have entered into renewable employment contracts with us. Terms of our employment agreements with management, engineers, sales persons, and technicians range from two to three years and the terms of our employment agreements with support personnel range from six months to one year.

Our employees are not currently members of a trade union. We have not experienced any strikes or other labor disputes that have interfered with our operations and we believe that our relations with our employees is good.

Share Ownership

Under the 1997 Stock Option Plan, we may issue stock options to our officers, directors, and consultants or officers, directors, and consultants of our subsidiaries. The committee that administers the plan has the discretionary authority to grant options, subject to certain limitations as set forth in the plan. Generally, the exercise price for the options cannot be less than 110% of the fair market value of the common stock on the date of grant, and the term of the option may not exceed 10 years from the date of grant, or five years for persons who own more than 10% of the total combined voting power of all classes of our stock, of any of our subsidiaries or a parent.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

The following table sets forth specific information as of May 19, 2006, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares, (ii) each of our directors, and (ii) the number of our ordinary shares beneficially owned by all officers and directors as a group.

Title of Class	Name of Beneficial Owner	Amount Owned(1)	Percent of Class

Common Stock	Li Zhiyuan (2)	1,852,829	27.82%

Common Stock	Jing Yuqing (3)	1,852,829	27.82%

Common Stock	Ling Xiangsheng (4)	953,314	14.32%

Common Stock	William D. Nagel (5)	49,800	*

Common Stock	Li-wen Zhang (6)	10,000	*

Common Stock	Donald S. Burris	10,000	*

Common Stock	All officers and directors as a group (6 persons) (7)	2,875,943	42.14%

*	Represents share ownership of less than one percent (1%).

(1)	We believe that all persons named in the table have sole investment power with respect to all shares of common stock beneficially owned by them, unless otherwise noted in these footnotes.

(2)	Includes: (i) 1,249,363 shares of common stock, (ii) 603,466 shares of common stock beneficially owned by Jinq Yuqing, the wife of Mr. Li , as to which Mr. Li disclaims beneficial ownership.

(3)
Includes: (i) 583,466 shares of common stock (ii) 20,000 shares of common stock issuable upon exercise of currently exercisable stock options, and (iii) 1,249,363 shares of common stock beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer, and President, as to which Ms. Jing disclaims beneficial ownership. .

(4)	Includes: (i) 933,314 shares of common stock, and (ii) 20,000 shares of common stock issuable upon exercise of currently exercisable stock options.

(5)	Includes (i) 19,800 shares of common stock, and (ii) 30,000 shares of common stock issuable upon exercise of currently exercisable stock options.

(6)	Represents 10,000 shares of common stock issuable upon exercise of currently exercisable stock options.

(7)	Includes 90,000 shares of common stock issuable upon exercise of currently exercisable stock options issued to all directors and executive officers.

To the best of our knowledge, as of May 19, 2006, 2,766,143 shares of common stock or 41.54% of all shares of common stock outstanding were held by 3 record holders in the United States.

Our shareholders who beneficially own 5% or more of the common stock outstanding do not have different voting rights from other shareholders of common stock.

Since June 23, 2003, beneficial ownership percentages for Mr. Li, Ms. Jing, and Mr. Ling have decreased by 9.58%, 9.58%, and 4.68%, respectively, to the percentages as indicated in the chart above.

Related Party Transactions

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

Item 8. Financial Information.

Consolidated Statements and Other Financial Information

See Consolidated Financial Statements attached to this Form 20-F.

Significant Changes

None.

Item 9. The Offer and Listing.

Trading Prices and Markets

The following table sets forth the high and low sales prices for our common stock, as publicly traded on the American Stock Exchange (the “AMEX”), for: (i) the five most recent full financial years, (ii) each full financial quarter for the two most recent full financial years, and (iii) for each month, during the six months of November 2005 through May 2006.

Common Stock
Year Ended	High	Low
2001	1.5	.55
2002	2.075	1.0
2003	8.0	1.585
2004	7.9	4.92
2005	7.20	5.29

Quarter Ended	High	Low

March 30, 2004	8.760	6.320
June 30, 2004	7.90	5.510
September 30, 2004	7.030	4.970
December 31, 2004	6.570	4.920
March 30, 2005	7.200	5.460
June 30, 2005	7.120	5.390
September 30, 2005	6.500	5.550
December 31, 2005	6.150	5.290

Six Months	High	Low

December, 2005	6.10	5.61
January, 2006	9.60	5.95
February, 2006	10.40	7.52
March, 2006	9.38	7.96
April, 2006	10.24	7.53
May, 2006	9.19	7.10

Our common stock has traded on the AMEX since February 8, 1998 under the symbol “JST.”

Item 10. Additional Information.

Memorandum and Articles of Association

Our registered office is located at the offices of Offshore Incorporations Limited, P.O. Box 957, Offshore Incorporations Centre, Road Town, Tortola, British Virgin Islands. Our purpose, as stated in Article 4 of our Memorandum of Association, is to engage in any lawful act not prohibited under any law of the British Virgin Islands. We may not, however: (i) engage in business with British Virgin Islands residents, (ii) own an interest in real property situated in the British Virgin Islands, (iii) carry on banking or trust business, unless licensed to do so under the Banks and Trust Companies Act of 1990, (iv) carry on business as an insurance or reinsurance company, insurance agent, or insurance broker, unless licensed to do so under an enactment authorizing us to carry on that business, (v) carry on business of company management, unless licensed under the Company Management Act of 1990, or (vi) carry on the business of providing the registered office or the registered agent for companies incorporated in the British Virgin Islands.

According to our Articles of Association, our directors can vote on a proposal, arrangement or contract in which they are materially interested and such transaction is not void or voidable so long as such director’s interest in the transaction is disclosed in good faith or is known by the other directors. Our directors are empowered to cause us to borrow money, to mortgage or charge our undertakings and property and to issue debentures, debenture stock or other securities when money is borrowed. Under our Articles of Association, a director shall not require a share qualification. Our Articles of Association do not state whether in the absence of an independent quorum, a director has, or does not have, the power to vote compensation to himself or another director. There is no age limit requirement causing retirement of any director.

Holders of our common stock are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law. All shares of common stock are equal to each other with respect to liquidation and dividend rights. In the event of our liquidation, all assets available for distribution to the holders of common stock are distributable among them according to their respective share holdings. Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted upon by the shareholders, including the election of directors. Holders of our common stock do not have cumulative voting rights in the election of our directors. The Company’s convertible preferred stock (the “Preferred Stock”) is convertible at any time to shares of common stock and each share of Preferred Stock entitles its holder to the same number of votes as a share of common stock. Holders of our convertible preferred stock are entitled to receive a preferred dividend per share (6% per annum) payable in kind, compounded quarterly. All accrued and unpaid dividends on the convertible preferred stock are to be cancelled upon conversion of such convertible preferred stock into common stock. In the event of our liquidation, dissolution or winding up, the holders of our convertible preferred stock are entitled to a preference over the holders of our common stock in the distribution of our assets in an amount equal to the sum of: (i) $4.375 per share, and (ii) an amount equal to declared but unpaid dividends on each such share. After payment of the full amount of the liquidation distributions to which the holders of our convertible preferred stock are entitled, holders of our convertible preferred stock and holders of our common stock will be entitled to any further distributions of our assets on a pari passu basis. Each share of convertible preferred stock entitles its holder to the same number of votes as a share of common stock with respect to any vote of our shareholders. Holders of our convertible preferred stock are entitled, at any time, to convert their convertible preferred stock into shares of common stock, subject to the anti-dilution adjustments described below. Holders of our convertible preferred stock have certain anti-dilution protection upon the occurrence of certain events including stock dividends, stock splits, reclassifications, mergers and issuances of shares of our common stock.

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

Material Contracts

None.

Exchange Controls

There are no exchange control restrictions on the payment of dividends on our common stock in the British Virgin Islands, where we are incorporated. Other jurisdictions in which we conduct operations may have various exchange controls. Dividend distribution and repatriation by Hainan Jinpan is regulated by China’s laws and regulations. To date, these controls have not had and are not expected to have a material impact on our financial results. There are no material British Virgin Islands laws which impose foreign exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our common stock. British Virgin Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our common stock.

Taxation

The following discussion is a summary of all material anticipated British Virgin Islands and Chinese tax consequences of an investment in our common stock for security holders located in the United States. This discussion does not deal with all possible tax consequences relating to an investment in our common stock and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies, and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-Chinese and non-British Virgin Islands) tax laws. Accordingly, each investor should consult his own tax advisor regarding the particular tax consequences to him of an investment in our common stock. The following discussion is based upon laws and relevant interpretations relating to our common stock currently in effect, all of which are subject to change.

British Virgin Islands taxation policy. Under the International Business Companies Act of the British Virgin Islands as is currently in effect, a holder of common stock who is not a resident of the British Virgin Islands is exempt from the British Virgin Islands income tax on dividends paid with respect to common stock and all holders of common stock are not liable to the British Virgin Islands income tax on gains realized during the year on sale or disposal of any shares of common stock. The British Virgin Islands does not impose a withholding tax on dividends paid by a company incorporated under the International Business Companies Act.

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

Documents on Display

We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission (the “Commission”). These materials, including this annual report on Form 20-F and its exhibits, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the Commission’s regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F. Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.

Item 11. Quantitative and Qualitative Disclosure of Market Risk.

We do not invest in derivative financial instruments or other market risk sensitive instruments, except for certain corporate securities. Accordingly, our exposure to financial market risk derives primary from changes in interest rate. The primary objective of our investments in corporate securities is to preserve principal while maximizing yields, without significantly increasing risk. These available for sale securities are subject to interest rate risk. The fair market value of these securities may fluctuate with changes in interest rate.

Item 12. Description of Securities Other than Equity Securities.

Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, the Company’s management (with the participation of its Chief Executive Officer and Chief Financial Officer) conducted an evaluation pursuant to Rule 13a-15 promulgated under the Exchange Act, of the effectiveness of the design and operation of the Company’s disclosure controls and procedures. In evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management is necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and implementing controls and procedures based on the application of management’s judgment.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2005, we and our independent public accounting firm, Grant Thornton, identified the following material weakness (as defined by the Public Company Accounting Oversight Board, Auditing Standard No.2) in our internal control over financial reporting:

•	We lack of appropriate segregation of duties in initiating journal entries and approval of entries.
•	We do not have adequate controls over financial reporting to ensure that materials errors do not occur in preparation.

We have taken steps and will continue to take steps to correct material weaknesses. We are in the process of engaging external consultants to provide recommendations with respect to data collection, financial reporting, and internal control procedures pursuant to section 404 of the Sarbanes-Oxley Act, which will take effect beginning with the year ending December 31, 2007.

Based on that evaluation, taking into account the reportable conditions and material weaknesses described above, the company’s Chief Executive Officer and Chief Financial Officer have concluded that the Company’s disclosure controls and procedures were not effective as of the end of the period covered by this report. Other than as described above, there have been no material changes in our internal control over financial reporting during 2005 that has materially affected, or is reasonably likely to material effect our internal controls over financial reporting.

Item 16A.    Audit Committee Financial Expert

Li-wen Zhang, a member of our Audit Committee, meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and her designation as the Audit Committee’s Financial Expert has been ratified by the Board. Ms. Zhang is “independent,” as that term is defined in the American Stock Exchange listing standards.

Item 16B.    Code of Ethics

We adopted a code of ethics that is applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers, and persons performing similar functions (the “Code of Ethics”). The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest, support full, fair, accurate, timely, and understandable disclosure in reports and documents we file with, or submits to, the SEC and other governmental authorities, and in our other public communications; deter wrongdoing; encourage compliance with applicable laws and governmental rules and regulations; and ensure the protection of our legitimate business interests. We encourage all of our directors, officers, and employees to promptly report any violations of the Code of Ethics, and have provided mechanisms by which they may do so. We will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company’s corporate headquarters in Hainan, China.

Item 16C.    Principal Accountant Fees and Services

The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company’s management, at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Grant Thornton as well as a report regarding the extent of such services actually provided by Grant Thornton during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Liwen Zhang, the Audit Committee’s appointed delegate in respect of audit-related and non audit-related services. Additional services from Grant Thornton and any increase in budgeted amounts will similarly be pre-approved during the year by the Audit Committee on a case-by-case basis.

All (100%) audit-related and non-audit-related services performed by Grant Thornton during 2005 were reported to, and the services proposed to be provided during 2006 pre-approved by, the Audit Committee on January 20, 2006, in accordance with the procedures outlined above.

The following table provides information regarding fees we paid to Grant Thornton and Ernst & Young for all services, including audit services, for the years ended December 31, 2005 and 2004, respectively.

	Year Ended December 31, 2004	Year Ended December 31, 2005
Audit Fees	RMB800,00	RMB 880,000
Audit Related Fees	RMB 20,000	RMB 7,000
Tax Fees	RMB 14,904
All Other fees
Total	RMB834,904	RMB 887,000

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as statutory audits, consents and assistance with and review of documents filed with the SEC.

“Audit-Related Fees” are the aggregate fees billed for assurance and related services that are reasonably related to the performance of the audit and are not reported under Audit Fees. These fees include mainly accounting consultations regarding the accounting treatment of matters that occur in the regular course of business, implications of new accounting pronouncements and other accounting issues that occur from time to time.

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning and tax advice.

Item 16D. Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.
Part III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See Item 19 below for consolidated financial statements filed as a part of this annual report.

Item 19. Exhibits.

(a)     Index to Financial Statements

(b)     Exhibits

1.1	Memorandum of Association and Articles of Association of Jinpan International Limited. (1)

1.2	Amendments to the Memorandum of Association and Articles of Association. (1)

12.1*	Certification of the Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.

12.2*	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.

13.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.

14.1*	Consent of Grant Thornton, Hong Kong.

14.2*	Consent of Ernst & Young, Hong Kong.

_______________________________
*	Filed herewith.
(1)
Filed as an exhibit to Jinpan International Limited’s Registration Statement on Form F-1 (File No. 333-8198), filed with the Securities and Exchange Commission on November 22, 1997, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JINPAN INTERNATIONAL LIMITED

By: /s/ Li Zhiyuan
Name: Li Zhiyuan
Title: Chief Executive Officer
July 10, 2006

Financial Statements

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

Years ended December 31, 2005, 2004 and 2003

INDEX TO FINANCIAL STATEMENTS

Pages

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES:

Report of Independent Auditors	F-3

Consolidated Balance Sheets as of December 31, 2005 and 2004	F-5

Consolidated Statements of Income
for the years ended December 31, 2005, 2004 and 2003	F-6

Consolidated Statements of Shareholders' Equity and Comprehensive Income
for the years ended December 31, 2005, 2004 and 2003	F-7

Consolidated Statements of Cash Flows
for the years ended December 31, 2005, 2004 and 2003	F-9

Notes to Consolidated Financial Statements	F-10

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
Jinpan International Limited

We have audited the accompanying consolidated balance sheet of Jinpan International Limited as of December 31, 2005, and the related consolidated statements of operations, changes in shareholders’ equity and comprehensive income and cash flows for the fiscal year ended December 31, 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jinpan International Limited as of December 31, 2005, and the results of its operations and its cash flows for the fiscal year ended December 31, 2005 in conformity with accounting principles generally accepted in the United States of America.

/s/ GRANT THORNTON

Hong Kong
May 23, 2006

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited and subsidiaries as of December 31, 2004 and 2003, and the related consolidated statements of income, shareholders' equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jinpan International Limited and subsidiaries at December 31, 2004 and 2003, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/Ernst & Young

Hong Kong
June 30, 2005

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2005 and 2004

			December 31,
		2005	2005	2004
	Notes	US$	RMB	RMB
		(In thousands, except number of shares and per share data)
Assets
Current assets:
Cash and cash equivalents		7,857	63,417	46,433
Investments available for sale	4	163	1,313	3,367
Notes receivable		900	7,262	10,189
Accounts receivable, net	5	21,154	170,732	171,914
Inventories, net	6	13,297	107,320	67,614
Prepaid expenses		2,193	17,703	8,930
Prepaid tax		38	309	-
Other receivables		974	7,863	5,410
Total current assets		46,576	375,919	313,857

Property, plant and equipment, net	7	3,898	31,459	35,894
Construction in progress		370	2,983	766
Deferred tax assets	8	104	836	711
Total assets		50,948	441,197	351,228

Liabilities and Shareholders' Equity

Current liabilities:
Short term bank loans	9	4,489	36,231	23,591
Accounts payable		2,968	23,953	27,594
Income tax	8	-	-	151
Value added tax		110	890	4,122
Advance from customers		3,270	26,389	5,257
Commission payable		4,103	33,111	28,392
Accrual employee benefits		837	6,759	6,108
Government grant	10	1,221	9,854	10,258
Dividend payable		-	-	23
Other liabilities		1,116	9,003	6,438
Total current liabilities		18,114	146,190	111,934
Minority interest		768	6,200	5,437
Commitments and contingent liabilities	12
Shareholders' equity:
Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares - 6,708,946 in 2005 and 6,702,112 in 2004	18	60	499	499
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares - 6,111 in 2005 and 12,245 in 2004 , 6% p.a.	18	-	1	1
Additional paid-in capital		10,574	87,535	87,515
Reserves	18	2,647	21,870	19,245
Retained earnings		19,061	155,799	131,972
Accumulated other comprehensive income		547	(118)	69
		32,889	265,586	239,301
Less: Treasury shares at cost,
Common stock -212,470 in 2005 and 184,270 in 2004		(823)	(6,779)	(5,444)
Total shareholders' equity		32,066	258,807	233,857
Total liabilities and shareholders' equity		50,948	411,197	351,228

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2005, 2004 and 2003

		Year ended December 31,
		2005	2005	2004	2003
	Notes	US$	RMB	RMB	RMB
		(In thousands, except per share data)

Net sales	17	53,613	438,219	349,609	276,564
Other income		332	2,711	1,702	3,853
		53,945	440,930	351,311	280,417

Costs and expenses:
Cost of products sold		(36,436)	(297,818)	(228,519)	(157,559)
Provision for doubtful debts		(195)	(1,347)	392	(665)
Selling and administrative		(10,621)	(87,060)	(84,772)	(86,218)
		(47,252)	(386,225)	(312,899)	(244,442)

Non operating income(Loss):
Gain/(Loss) from sales of investment		(33)	(273)	222	-
Dividend income of investment		2	14	339	9
Interest Income		43	355	377	855
		12	96	938	864

Non operating expenses:
Interest expenses		(184)	(1,499)	(423)	(354)

Income before income taxes		6,521	53,302	38,927	36,485

Income taxes	8	(1,070)	(8,744)	(4,031)	(3,727)

Income before minority interest		5,451	44,558	34,896	32,758

Minority interest		(915)	(7,482)	(6,032)	(5,845)

Net income		4,536	37,076	28,864	26,913

Earnings per share

-Basic		US$0.70	RMB5.70	RMB4.44	RMB4.21

-Diluted		US$0.68	RMB5.58	RMB4.33	RMB4.15

Weighted average number of shares

-Basic		6,499,898	6,499,898	6,489,178	6,390,804

-Diluted		6,640,396	6,640,396	6,663,305	6,487,116

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders' Equity and Comprehensive Income
For the years ended December 31, 2005, 2004 and 2003

										Accumulated
		Number	Number			Convertible	Additional			other com-	Compre-
	Treasury	of	of	Treasury	Common	preferred	paid-in		Retained	prehensive	hensive
	stock	common	preferred	stock	stock	stock	capital	Reserves	earnings	income	income	Total
	shares	shares	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(In thousands, except for number of shares)
Balance at January 1, 2003	(59,154)	6,301,845	24,511	(742)	469	2	77,157	14,922	92,680	116		184,604
Net income	-	-	-	-	-	-	-	-	26,913	-	26,913	26,913
Transfer to reserves	-	-	-	-	-	-	-	2,206	(2,206)	-	-	-
Cash dividends declared
($0.40 per share)	-	-	-	-	-	-	-	-	(10,794)	-	-	(10,794)
Cash dividends
distributed ($0.05 per
share)	-	-	-	-	-	-	-	-	(1,368)	-	-	(1,368)
Reacquired shares	(14,004)	-	-	(335)	-	-	-	-	-	-	-	(335)
Converted to Common Stock		6,133	(6,133)
Exercise of stock options
for cash	-	360,000	-	-	27	-	6,303	-	-	-	-	6,330
Unrealized gains on
investments	-	-	-	-	-	-	-	-	-	112	112	112
Employee stock-based
compensation	-	-	-	-	-	-	3,347	-	-	-	-	3,347
Currency translation
adjustments	-	-	-	-	-	-	-	-	-	45	45	45
											27,070

Balance at December 31, 2003	(73,158)	6,667,978	18,378	(1,077)	496	1	86,807	17,128	105,225	273		208,854
Net income	-	-	-	-	-	-	-	-	28,864	-	28,864	28,864
Transfer to reserves	-	-	-	-	-	-	-	2,117	(2,117)	-	-	-
Reacquired shares	(111,112)	-	-	(4,367)	-	-	-	-	-	-	-	(4,367)
Converted to Common Shares		6,134	(6,134)
Exercise of stock options
for cash	-	28,000	-	-	3	-	457	-	-	-	-	459
Unrealized loss on
investments	-	-	-	-	-	-	-	-	-	(74)	(74)	(74)
Reclassification
adjustment for gains included in net income	-	-	-	-	-	-	-	-	-	(112)	(112)	(112)

Jinpan International Limited and Subsidiaries Consolidated Statements of Shareholders' Equity and Comprehensive Income For the years ended December 31, 2005, 2004 and 2003 (continued)

										Accumulated
		Number	Number			Convertible	Additional			other com-	Compre-
	Treasury	of	of	Treasury	Common	preferred	paid-in		Retained	prehensive	hensive
	stock	common	preferred	stock	stock	stock	capital	Reserves	earnings	income	income	Total
	shares	shares	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(In thousands, except for number of shares)
Employee stock-based
compensation	-	-	-	-	-	-	251	-	-	-	-	251
Currency translation
adjustments	-	-	-	-	-	-	-	-	-	(18)	(18)	(18)
											(28,660)

Balance at December 31,
2004	(184,270)	6,702,112	12,245	(5,444)	499	1	87,515	19,245	131,972	69		233,857
Net income	-	-	-	-	-	-	-	-	37,076	-	37,076	37,076
Transfer to reserves	-	-	-	-	-	-	-	2,625	(2,625)	-	-	-
Cash dividends
distributed ($0.20 per
share)	-	-	-	-	-	-	-	-	(10,624)	-	-	(10,624)
Reacquired shares	(28,200)	-	-	(1,335)	-	-	-	-	-	-	-	(1,335)
Converted to common stock		6,134	(6,134)
Exercise of stock options
for cash	-	700	-	-	-	-	20	-	-	-	-	20
Unrealized gains on
investments	-	-	-	-	-	-	-	-	-	-	-	-
Employee stock-based
compensation	-	-	-	-	-	-	-	-	-	-	-	-
Currency translation
adjustments	-	-	-	-	-	-	-	-	-	(187)	(187)	(187)
											36,889
Balance at December 31,
2005	(212,470)	6,708,946	6,111	(6,779)	499	1	87,535	21,870	155,799	(118)		258,807

The accompanying notes form an integral part of these consolidated financial statements

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2005, 2004 and 2003

	Year ended December 31,
	2005	2005	2004	2003
	US$	RMB	RMB	RMB
	(In thousands)
Operating activities
Net income	4,536	37,076	28,864	26,913
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	782	6,393	5,721	5,450
Deferred income taxes	(15)	(125)	266	49
Provision for doubtful debts	165	1,347	(392)	665
Provision for inventories	-	-	-	1,677
Loss/(gain) on disposal of property, plant and equipment	(1)	(6)	(16)	112
Minority interest	915	7,482	6,032	5,845
Employee stock-based compensation			251	3,347
Loss /(Gain) from sales of available-for-sales securities	33	273	(222)	-
Changes in operating assets and liabilities
Accounts receivable	(20)	(165)	(47,107)	(12,056)
Notes receivable	358	2,927	(1,391)	(8,798)
Inventories	(4,858)	(39,706)	(29,744)	(10,114)
Prepaid expenses	(1,073)	(8,772)	(2,159)	4,806
Prepaid tax	(38)	(309)	-	-
Other receivables	(300)	(2,453)	(387)	(5,860)
Accounts payable	(445)	(3,641)	14,779	7,368
Income tax	(18)	(151)	133	(815)
Value added tax	(395)	(3,232)	2,997	(2,230)
Advance from customers	2,585	21,132	3,175	(1,656)
Commission payable	577	4,719	4,353	4,966
Accrual employee benefits	80	651	953	(4,230)
Government grant	(49)	(404)	2,856	2,598
Other liabilities	311	2,542	2,074	785
Net cash provided by/(used in) operating activities	3,130	25,578	(8,964)	18,822
Investing activities
Decrease/(increase) in restricted time deposit	-	-	-	20,000
Purchases of property, plant and equipment	(277)	(2,266)	(11,339)	(3,571)
Proceeds from sales of property, plant and equipment	51	419	445	700
Payment for construction in progress	(273)	(2,235)	(1,189)	(1,612)
Proceeds from sales of available-for-sales securities	207	1,694	1,468	-
Purchases of available-for-sale securities	-	-	-	(4,686)
Net cash provided by (used in) investing activities	(292)	(2,388)	(10,615)	10,831
Financing activities
Proceeds from bank loan	17,533	143,308	91,760	45,485
Repayment of bank loan	(15,986)	(130,668)	(70,185)	(67,136)
Acquisition of treasury stock	(163)	(1,336)	(4,367)	(335)
Proceeds from exercise of stock options	2	20	459	6,330
Decrease in dividend payable to minority shareholders	(822)	(6,719)	(7,437)	(9,903)
Dividends paid	(1,300)	(10,624)	(10,771)	(1,368)
Net cash provided by/(used in) financing activities	(736)	(6,019)	(541)	(26,927)
Effect of exchange rate changes on cash	143	(187)	(18)	45
Net increase/(decrease) in cash and cash equivalents	2,245	16,984	(20,138)	2,771
Cash and cash equivalents at beginning of year	5,612	46,433	66,571	63,800
Cash and cash equivalents at end of year	7,857	63,417	46,433	66,571

Interest paid	184	1,500	423	354

Income taxes paid	1,019	8,328	1,271	3,018

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the “Company”) was incorporated under the laws of the British Virgin Islands on April 3, 1997.

As of December 31, 2005, the Company had direct interests in the following subsidiaries:

Name of entity	Date of establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities

Hainan Jinpan Electric Co., Ltd. (“Jinpan JV” )	June 3, 1997	85%	RMB21,520,000	Manufacturing and sale of cast resin transformers

Jinpan International (USA) Limited (“Jinpan USA”)	February 18, 1998	100%	US$10,000	Marketing of cast resin transformers

The Company, Jinpan JV and Jinpan USA are hereinafter collectively referred to as the “Group”.

The principal activity of the Company is investment holding. Substantially all of the Group’s operations are conducted in the People’s Republic of China (the “PRC”), and its principal market is in the PRC. The term of Jinpan JV is 50 years, ending on September 3, 2047, and can be extended with mutual consent of the joint venture parties, subject to the approval of the relevant PRC government authorities. Income and losses and the net assets on termination of the co-operative joint venture are shared on the basis of percentage ownership. The co-operative joint venture can be terminated upon the unanimous agreement of the Board of Directors of Jinpan JV. In the event that Jinpan JV is not extended, the joint venture will be dissolved and liquidated pursuant to the provisions of applicable law and the joint venture agreement. In addition, Jinpan JV may be terminated prior to the expiration of the joint venture agreement upon the occurrence of certain events, including but not limited, the inability of the enterprise to conduct its business due to financial losses or a breach of the joint venture agreement by one of the parties thereto.

The Group is subject to some considerations and risks not typically associated with investments in equity securities of North America and Western European companies. These include risks associated with, among others, the political, economic and legal environments, foreign currency exchange and the transformer manufacturing industry in the PRC. These are described further in the following paragraphs:

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

a) Political environment

All of the Group’s manufacturing facilities are located in the PRC and, as a result, the Group’s operations and assets are subject to political, economic, legal and other uncertainties. The economy of the PRC differs from the economies of most countries belonging to the Organization for Economic Co-operation and Development (the “OECD”) in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. PRC is a socialist state which, since 1949, has been controlled by the Communist Party of China. In the late 1970's, China's government permitted greater provincial and local economic autonomy and private economic activity, away from a more centrally-planned economy. Although the majority of productive assets in the PRC are still owned by the PRC government, in the past two decades the PRC government has implemented economic reform measures that emphasize decentralization, the utilization of market forces in the development of the PRC economy and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual and the Group may not be able to capitalize on all such reforms. Further, there can be no assurance that the PRC government will continue to pursue such policies, that policies will be successful if pursued, the such policies will not be significantly altered from time to time or that business operations in the PRC would not become subject to the risk of nationalization, which could result in the total loss of investment in that country.

b) Economic environment

Since the 1970’s, the PRC government has been reforming and is expected to continue to reform its economic and political systems. Many of the reforms are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on the operations of the Group.

Accordingly, the Group’s operating results may be adversely affected by changes in the PRC’s political, economic and social conditions and changes in policies of the PRC government, such as changes in laws and regulations (or the interpretation thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad and reduction in tariff protection and other import restrictions. The inadequate development of an infrastructure and the potential unavailability of adequate power and water supplies, transportation, satisfactory roads and communications and raw materials and parts may also significantly affect the Group’s operating results.

The PRC economy has experienced significant growth in recent years, but such growth has been uneven among various geographical regions and among various sectors of the economy. The PRC government has implemented various policies from time to time, such as during 1989 to 1991 and again commencing in 1993, to restrain the rate of such economic growth and control inflation and otherwise regulate economic expansion. Although the Group might benefit from these types of policies, more severe measures or other actions by the PRC government could decrease demand for the Group’s products or otherwise significantly adversely affect the Group’s earnings.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

c) Legal environment

The legal system of the PRC relating to foreign investments is both new and continually evolving, and currently there can be no certainty as to the application of its laws and regulations in particular instances. Enforcement of existing laws or agreements may be sporadic and implementation or interpretation of laws inconsistent. The PRC’s judiciary is relatively inexperienced in enforcing the laws that exist, leading to a higher than usual degree of uncertainty as to the outcome of any litigation. Even when adequate law exists in the PRC, it may not be possible to obtain swift and equitable enforcement of the law.

d) Foreign currency exchange

The Group receives almost all of its revenues in Renminbi, which is not freely convertible into foreign exchange. However, the Group will require foreign currency to meet foreign currency obligations, such as for further purchases of certain equipment and raw materials, and payment of dividends. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restriction on foreign imports. Effective January 1, 1994, the conversion of Renminbi into United States Dollars must be based on rates set by the People’s Bank of China (the “PBOC”), which rates are set daily based on the previous day’s PRC interbank foreign exchange market rate with reference to current exchange rates on the world financial markets (the “PBOC Rate”). The Renminbi/United States Dollar exchange rate has been relatively stable since January 1, 1994. However, China revalued Renminbi against US Dollar on July 21, 2005 and introduced a basket of currencies to determine the exchange rate against previous peg to dollar. As a result of adoption flexible exchange rate, China’s financial sector becomes more responsive to fluctuation of international currency market. The Renminbi/US Dollar exchange rate has climbed steadily since July 2005.

The Group currently does not engage in any hedging activities to minimize the effect of exchange rate risks.

2.	BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). This basis of accounting differs from that used in the statutory financial statements of Jinpan JV, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to foreign investment enterprises as established by the Ministry of Finance of China.

The functional currency of the Company is Renminbi (“RMB”), the national currency of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars (“US$”) using PBOC rate of RMB8.07 to US$1, the prevailing rate on December 31, 2005. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a) Principles of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, substantially all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

(b) Cash and Cash Equivalents

The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. There was approximately RMB 58 million held in non-US banks or financial institutions as of December 31,2005.

(c) Trade Receivables

Trade receivables, which generally have 30-120 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectable amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable and a general provision of a certain percentage is established based on the age status of receivables. This percentage is based on a collective assessment of historical collection, write-off experience, current economic trends, and changes in our customer payment terms and other factors that may affect our ability to collect.

(d) Investment Available for Sale

The Group classifies its marketable debt and equity securities at the date of acquisition as available-for-sale. These securities are reported at fair value with the related unrealized gains and losses included in other comprehensive income (loss), a component of shareholder’s equity.

When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Group evaluates evidence to support a realizable value in excess of the current market price for securities with readily determinable fair value. Such information may include the investment’s financial performance (including such factors as earnings trends, dividend payments, asset quality and specific events), the near term prospects of the investment, the financial condition and prospects of the investment’s region and industry, and the Group’s investment intent. Typically, a sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment. When a decline in value is deemed to be other-than-temporary, an impairment loss is recognized through a charge to interest income and other, net in the current period to the extent of the decline below the carrying value of the investment. Adverse changes in market conditions or poor operating results of underlying investments could result in additional other-than-temporary losses in future periods.

(e) Notes Receivable

Notes receivable are unsecured, interest-free and payable within six months.

(f) Inventories

Inventories are priced at the lower of cost or market value. Market value represents the net realizable value for inventories. Cost is determined using the weighted average cost method.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(g) Property, Plant and Equipment

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset, after taking into account the estimated residual value of 10% of the cost. Estimated useful lives are as follows:

Buildings	10 - 20 years
Machinery and equipment	6 - 10 years
Motor vehicles	6 years
Furniture, fixtures and office equipment	5 years

Maintenance and repair costs of a routine nature are expensed as incurred. Expenditures for major renewals and improvements that extend the life of an asset are capitalized.

(h) Construction in Progress

Construction in progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use. Construction in progress at December 31, 2005 represented office building and manufacturing factory acquired but not ready for occupancy at year end and machinery under installation.

(i) Impairment of Long-lived Assets

The Group accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets”. For long-lived assets used in operations, the Group records impairment losses when events and circumstances indicate that these assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than the carrying amounts of those assets. If less, the impairment losses are based on the excess of the carrying amounts of these assets over their respective fair values. Their fair values would then become the new cost basis. The fair values are determined by quoted market prices if available. When quoted market prices are not available, the present value of the future estimated net cash flow is generally used. For assets held for sale, impairment losses are measured at the lower of the carrying amount of the assets or the fair value of the assets less costs to sell. For assets to be disposed of other than by sale, impairment losses are measured as their carrying amount less salvage value, if any, at the time the assets cease to be used.

(j) Income Taxes

The Group uses the asset and liability method of accounting for income taxes in accordance with Financial Accounting Standard Board (“FASB”) Statement No. 109, Accounting for Income Taxes. Under the asset and liability method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that realization of such benefits is more likely than not. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(k) Value Added Tax

In the PRC, Jinpan JV is subject to Value Added Tax (“VAT”) payable at 17% on purchases of raw materials or semi-finished goods, except for certain limited types of goods, which can be offset against the VAT payable on sales.

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

(m) Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the statement of income on the straight-line basis over the lease terms. The operating lease rental incurred by the Group during the years ended December 31, 2005, 2004 and 2003 amounted to RMB1,671,000, RMB1,149,000 and RMB982,000, respectively.

(n) Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs, the sales price is fixed or determinable and collectibility is reasonably assured. There are no acceptance provisions, installation or other services required after the delivery. The following policies apply to the Group’s revenue transactions:

(i)
on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer upon delivery, provided that the Company maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(ii)	interest income from bank deposits, on a time proportion basis on the principal outstanding and at the applicable interest rate.

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Basic earnings per share for the years ended December 31, 2005, 2004 and 2003 have been computed by dividing net income of RMB37,076,000,RMB 28,864,000 and RMB 26,913,000 by the weighted average number of 6,499,898, 6,498,178 and 6,390,804 shares of common stock outstanding, respectively, after giving effect of two-for-one stock split.

Diluted earnings per share for the years ended December 31, 2005, 2004 and 2003 have been computed by dividing net income of RMB37,076,000,RMB28,864,000 and RMB 26,913,000 by the weighted average number of  6,640,396, 6,663,305 and 6,487,116 shares of common stock outstanding, respectively, after giving effect in 2003 of two-for-one stock split. Reconciliation of for the denominator is as follows:

	2005	2004	2003
Denominator for basic earnings per share - weighted average shares	6,499,898	6,498,178	6,390,804

Effect of dilutive securities:
Convertible preferred stock	9,177	27,578	27,578
Exercisable stock options	131,321	137,549	68,734

Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions	6,640,396	6,663,305	6,487,116

(q) Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group’s available-for-sale securities and foreign currency translation adjustments are included in accumulated other comprehensive income (loss).

The following are the components of accumulated other comprehensive income (loss):

	Unrealized Gains/(loss) on Securities	Foreign Currency Translation Adjustments	Total
	RMB	RMB	RMB
	(in thousands)

Balance at January 1, 2004	112	161	273
Unrealized losses on available-for-sale securities	(74)		(74)
Reclassification adjustment for gains included in net income	(112)		(112)
Foreign currency translation adjustments	-	(18)	(18)

Balance at December 31, 2004	(74)	143	69

Foreign currency translation adjustments	-	(187)	(187)

Balance at December 31, 2005	(74)	(44)	(118)

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(r) Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and implementation of such through design, testing of product alternatives or construction of prototypes. The Group expenses all research and development costs as incurred. The research and development costs incurred by the Group during the years ended December 31, 2005, 2004 and 2003 amounted to RMB 4,459,000, RMB1,962,000 and RMB1,056,000, respectively.

(s) Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB460,000, RMB372,000 and RMB1,007,000 in advertising costs during 2005, 2004 and 2003, respectively.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(t) Shipping and Handling Expenses

The cost of shipping and handling is expensed into selling and administration expenses as incurred. The Group incurred RMB 12.8 million, RMB10.0 million and RMB7.3 million in shipping and handling costs during 2005, 2004 and 2003, respectively.

(u) Stock Based Compensation

The Group has adopted the disclosure-only provision of FAS Statement No. 123, Accounting for Stock Based Compensation (“SFAS123”) and applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations in accounting for its employee stock-based compensation plans. Compensation expense, both recorded and pro forma, is recognized over the options’ vesting period.

At December 31, 2005, the Group has one stock-based employee compensation plan, which is described more fully in Note 17 the “1997 Stock Option Plan”.

The following table illustrates the effect on net income and earnings per share if the Group had applied the fair value recognition provisions of SFAS123 to stock-based employee compensation.

	Year ended December 31,
	2005	2004	2003
	RMB	RMB	RMB
	(In thousands, except per share data)

Net income, as reported	37,076	28,864	26,913

Add: Employee stock-based compensation, net of taxes, as calculated under APB 25 included in net income as reported	-	251	3,347

Deduct: Total stock-based employee compensation expense determined under fair value based method for all awards, net of related tax effects	-	-	(2,705)

Pro forma net income	37,076	29,115	27,555

Earnings per common share (cents):
Basic - as reported	5.70	4.44	4.21
Basic - pro forma	5.70	4.48	4.31

Diluted - as reported	5.58	4.33	4.15
Diluted - pro forma	5.58	4.37	4.25

(v) Product Warranty

The Group provides a basic limited warranty, including parts and labor, for all products for one year. The Group incurred RMB 1,748,000, RMB72,000, and RMB81,000 in product warranty expense during 2005, 2004 and 2003, respectively.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(w) New accounting pronouncement

On December 16, 2004, the Financial Accounting Standards Board (FASB) issued Statement of Financial Accounting Standard (“SFAS”)No. 123 (revised 2004) (“SFAS 123(R)”), Share-Based Payment, which is a revision of FASB Statement No. 123, Accounting for Stock-Based Compensation. SFAS 123(R) supersedes APB Opinion No. 25, Accounting for Stock Issued to Employees, and amends FASB Statement No. 95, Statement of Cash Flows. Generally, the approach in SFAS 123(R) is similar to the approach described in SFAS 123. However, SFAS 123(R) requires all share-based payments to employees, including grants of employee stock options, to be recognized in the income statement based on their fair values. Pro forma disclosure is no longer an alternative.

Early adoption will be permitted in periods in which financial statements have not yet been issued. The Group is required to adopt SFAS 123(R) no later than January 1, 2006.

SFAS 123(R) permits public companies to adopt its requirements using one of two methods:

1. A “modified prospective” method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date.

2. A “modified retrospective” method which includes the requirements of the modified prospective method described above, but also permits entities to restate based on the amounts previously recognized under SFAS 123 for purposes of pro forma disclosures either (a) all prior periods presented or (b) prior interim periods of the year of adoption.

The Company plans to adopt SFAS 123(R) using the modified-prospective method.

As permitted by Statement 123, the Group currently accounts for share-based payments to employees using Opinion 25’s intrinsic value method and, as such, generally recognizes no compensation cost for employee stock options. Accordingly, the adoption of Statement 123(R)’s fair value method will have a significant impact on our result of operations, although it will have no impact on our overall financial position. The impact of adoption of Statement 123(R) cannot be predicted at this time because it will depend on levels of share-based payments granted in the future. However, had we adopted Statement 123(R) in prior periods, the impact of that standard would have approximated the impact of Statement 123 as described in the disclosure of pro forma net income and earnings per share in Note 3 to our consolidated financial statements. Statement 123(R) also requires the benefits of tax deductions in excess of recognized compensation cost to be reported as a financing cash flow, rather than as an operating cash flow as required under current literature. This requirement will reduce net operating cash flows and increase net financing cash flows in periods after adoption. While the Group cannot estimate what those amounts will be in the future (because they depend on, among other things, when employees exercise stock options), the amount of operating cash flows recognized in prior periods for such excess tax deductions were nil, nil and nil in 2005, 2004 and 2003, respectively.

In November 2004, the FASB issued SFAS No. 151, "Inventory Costs—An Amendment of ARB No. 43, Chapter 4" ("SFAS 151"). SFAS 151 amends the guidance in ARB No. 43, Chapter 4, "Inventory Pricing," to clarify the accounting for abnormal amounts of idle facility expense, freight, handling costs, and wasted material (spoilage). Among other provisions, the new rule requires that items such as idle facility expense, excessive spoilage, double freight, and rehandling costs be recognized as current-period charges regardless of whether they meet the criterion of "so abnormal" as stated in ARB No. 43. Additionally, SFAS 151 requires that the allocation of fixed production overheads to the costs of conversion be based on the normal capacity of the production facilities. SFAS 151 is effective for fiscal years beginning after June 15, 2005. The Group does not expect the adoption of SFAS No. 151 to have a material effect on its results of operations or financial condition.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

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

4.	INVESTMENTS AVAILABLE FOR SALE

Available-for-sale securities held by the Group at December 31, 2005, 2004 are as follows:

	2005	2005	2004
	US$	RMB	RMB
	(In thousands)

Corporate bonds
Cost	201	1,626	3,441
Gross unrealized loss	(38)	(313)	(74)
Fair market value	163	1,313	3,367
Total investments available for sale	163	1,313	3,367

The time periods during which the available-for-sale securities have been in a continuous unrealized loss position as of December 31, 2005 and 2004 are less than 12 months. The group received RMB 1,694,090 from sales of available for sales security and there was approximately RMB 360,000 loss from the sale.

The net carrying value and estimated fair value of debt and marketable equity securities at December 31, 2005, by contractual maturity, are shown below. Excepted maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Available-for-Sale	Cost		Fair Market Value
	US$	RMB	US$	RMB
	(In thousands)

Due in one year or less	-	-	-	-
Due after one year through four years	201	1,626	163	1,313

Total	201	1,626	163	1,313

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable comprised:

Accounts receivable comprised:
	2005	2005	2004
	US$	RMB	RMB
	(In thousands)
Accounts receivable - trade	22,470	181,351	181,398
Less: provision for doubtful debts	(1,316)	(10,619)	(9,484)

Accounts receivable, net	21,154	170,732	171,914

	2005	2005	2004	2003
	US$	RMB	RMB	RMB
	(In thousands)
Movement of provision for doubtful debts
Balance as at January 1	(1,147)	(9,484)	(11,066)	(11,177)
Reversal/(provided) during the year	(195)	(1,347)	392	(665)
Less: Written off during the year	26	212	1,190	776

Balance as at December 31	(1,316)	(10,619)	(9,484)	(11,066)

6.	INVENTORIES, NET

Inventories comprised:

	2005	2005	2004
	US$	RMB	RMB
	(In thousands)
Finished products	4,716	38,061	19,796
Products in process	1,658	13,382	7,789
Raw materials	7,068	57,044	41,482
	13,442	108,487	69,067
Less: provision for inventories	(145)	(1,167)	(1,453)
Inventories	13,297	107,320	67,614

	2005	2005	2004	2003
	US$	RMB	RMB	RMB
	(In thousands)
Movement of provision for inventories
Balance as at January 1	(176)	(1,453)	(1,644)	-
Provided during the year	-	-	-	(1,677)
Less: Written off during the year	31	286	191	33

Balance as at December 31	(145)	(1,167)	(1,453)	(1,644)

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

7.	PROPERTY, PLANT AND EQUIPMENT

	2005	2005	2004
	US$	RMB	RMB
	(In thousands)
Buildings	1,605	12,951	11,869
Machinery and equipment	6,269	50,596	52,536
Motor vehicles	1,194	9,637	9,318
Furniture, fixtures and office equipment	545	4,400	4,849
	9,613	77,584	78,572
Less: accumulated depreciation	(5,715)	(46,125)	(42,678)
	3,898	31,459	35,894

The Group’s buildings are located in the PRC and the land on which the Group’s buildings are situated is State-owned.

8.	DEFERRED TAX ASSETS AND INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the United States of America. Jinpan USA has suffered operating losses in the current year and previous years, accordingly no income tax is provided.

Jinpan JV, a cooperative joint venture registered in the PRC in which the Company has an 85% interest, is subject to PRC income taxes at the applicable tax rate of 15% for Sino-foreign joint venture enterprises registered in Hainan Province, the PRC. In addition, in accordance with the relevant PRC income tax laws applicable to Sino-foreign joint venture enterprises, Jinpan JV is exempt from corporate income tax for two years commencing from the first year with assessable profit after deducting the tax losses brought forward, and is entitled to a 50% tax exemption for the next three years. The first profitable year of Jinpan JV was 1997 and the tax holiday expired on December 31, 2001. However, being a technically advanced enterprise, as defined by Ministry of Science and Technology, Jinpan JV is entitled to a 50% tax exemption after the tax holiday for three further years commencing from January 1, 2002 as approved by the relevant government authorities. The benefit of 50% tax exempt was expired on 12/31/2004, the company was taxed at the applicable tax rate of 15% in the year 2005.

Total dollar and per share effect of tax holidays of Jinpan JV for the years ended December 31, 2005, 2004 and 2003 were as follows:

	2005	2005	2004	2003
	US$	RMB	RMB	RMB
	(In thousands, except for per share data)
Effect on net income of the year	-	-	4,031	3,727
Effect on basic earnings per share	-	-	0.62	0.58
Effect on diluted earnings per share	-	-	0.60	0.57

Pretax income for the years ended December 31, 2005, 2004 and 2003 was taxed in the following jurisdictions:

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

	2005	2005	2004	2003
	US$	RMB	RMB	RMB
	(In thousands)
British Virgin Islands	(789)	(6,451)	(6,609)	(8,070)

United States of America	(137)	(1,119)	(829)	(3,694)
The People’s Republic of China	7,447	60,872	46,365	48,249
	6,521	53,302	38,927	36,485

Significant components of the provision for income taxes attributable to income before income taxes are as follows:

	2005	2005	2004	2003
	US$	RMB	RMB	RMB
	(In thousands)
Current
Non-US	(1,086)	(8,878)	(3,765)	(3,678)

Deferred
Non-US	16	134	(266)	(49)

	(1,070)	(8,744)	(4,031)	(3,727)

Deferred tax assets comprised the following at December 31, 2005 and 2004:

	2005	2005	2004
	US$	RMB	RMB
	(In thousands)
Deferred tax assets
Provision for doubtful debts	99	707	479
Inventory Reserved	-	88	88
Deferred income	5	41	144
Net operating loss carry forward of Jinpan USA	942	7,606	7,158
Total deferred tax assets	1,046	8,442	7,869
Less: Valuation allowance for deferred tax assets	(942)	(7,606)	(7,158)
	104	836	711

Deferred tax liabilities
Interest income	-		-
Total deferred tax liabilities	-		-

Net deferred tax assets	104	836	711

Management of the Group does not believe that sufficient objective, positive evidence currently exists to conclude that recoverability of net operating loss of Jinpan USA is more likely than not. Consequently, the Group has provided a RMB7,606,000 (2004: RMB7,158,000) valuation allowance covering 100% of net operating loss of Jinpan USA. The change in the valuation allowance for the current year is RMB448,000 (2004: RMB331,000). At December 31, 2005, the Group has available net operating loss of RMB19,014,000 (2004: RMB17,895,000), which will expire in the years 2017 to 2023.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

There were no deferred tax liabilities as at December 31, 2005.

The reconciliation of income tax computed at the PRC statutory income tax rate of 15% (2002:15% and 2001:15%) in Hainan Province, the PRC to income before minority interests is as follows:

	2005	2005	2004	2003
	US$	RMB	RMB	RMB
	(In thousands)
Computed expected income taxes	985	8,052	5,839	5,473
Impact of tax holiday of Jinpan JV	(18)	(150)	(3,477)	(3,715)
Non-deductible losses	33	272	969	1,210
Effect of difference between the PRC and USA tax rate	(34)	(280)	(207)	(924)
Change in valuation allowance	55	448	331	1,478
Others	49	402	576	205
	1,070	8,744	4,031	3,727

9.	SHORT TERM BANK LOANS

Bank loans comprised:
	2005	2005	2004
	US$	RMB	RMB
	(In thousands)
Short term bank loan	620	5,000	15,000
Letters of credit	3,869	31,231	8,591
Less: current portion	(4,489)	(36,231)	(23,591)
	-	-	-

The bank loan is unsecured, bears an interest at the rate of 5.58% per annum and is repayable on May 28, 2006.The total bank loan credit line is RMB 10,000,000.

Letters of credit from Nan-Yang commercial bank are secured by three directors and guaranteed by Jinpan International Limited, bears interest at a weighted average rate of 5.86%%, 4.84% and 4.74% per annum for the years ended December 31, 2005, 2004 and 2003, respectively, and are repayable within 90 days. . The total credit facility is RMB48,484,000 (US$6,000,000) from Nan-Yang Commercial Bank ,of which RMB1,347,440 (US$166,950) is unused and will expire in July 2006. In May 2005, the company received an unsecured letter of credit loan from Bank of China for the total credit facility of RMB40,000,000. There was RMB 2,000,000 unused as of December 31, 2005. This credit facility will expire in May 2006.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

10.	GOVERNMENT GRANT

Since 1998, Jinpan JV received grants-in-advance from the PRC local government for its past business performance. The Group recognizes revenue in the statement of income upon receipt of approval from the government. The Group recognized income of RMB1,000,000, RMB70,000 and nil in 2005, 2004 and 2003, respectively. As of December 31, 2005, Jinpan JV received RMB160,000 for which relevant approval documents from the government were not received. As management of the Group does not believe that sufficient objective, positive evidence currently exists to conclude that approval of the grant from the government is probable, the receipt has not been recognized in the statement of income as of December 31, 2005.

11.	DISTRIBUTION OF INCOME

According to the Articles of Association of Jinpan JV, Jinpan JV is required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and a staff welfare and bonus fund based on the net income as reported in the statutory accounts prepared in accordance with PRC GAAP. The amount of earnings of Jinpan JV available for distribution under PRC GAAP was approximately RMB49 million, RMB42 million and RMB44 million for the year ended December 31, 2005, 2004 and 2003.

The statutory reserve fund, enterprise expansion fund and the staff welfare and bonus fund represent appropriations made at the sole discretion of the board of directors. The enterprise expansion fund is used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Jinpan JV.

During the years ended December 31, 2005, 2004 and 2003, the directors of Jinpan JV proposed the following appropriations to reserves.

		2005	2005	2004	2003
		US$	RMB	RMB	RMB
		(In thousands)
Statutory reserve fund		321	2,625	2,117	2,206
Enterprise expansion fund	-	-	-
Staff welfare and bonus fund	-	-	-		-
Dividends	-	-		12,162

		321	2,625	2,117	14,368

The Group declared a cash dividend of US$0.20 per share of common stock on February 1, 2005, which was paid on March 10, 2005 and August 26,2005.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

12.	COMMITMENTS AND CONTINGENT LIABILITIES

(1) Contingent liabilities

As of December 31, 2005 the Group had bank guarantees to the Nan Yang Commercial Bank for irrevocable Letters of credit of RMB11,118,000 for the purchase of raw materials. Details of bank guarantees are as follows:

(a)
The Group should jointly and severally pay and satisfy to Nan Yang Commercial Bank on demand all sums of money debts and liabilities whether certain or contingent whether now or at any time herein after owing or incurred to the bank from or by the Jinpan JV.

(b)	The guarantee shall be a continuing security, starting from the effective day of the principal contract until the two calendar years of the expiration of principal contract.

(2) Commitments

Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements. These operating leases expire in various years through 2009. These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2005:

	US$	RMB
	(In thousands)
2006	197	1,590
2007	50	407
2008	44	358
2009	44	358
2010	44	358
Total minimum lease payments	379	3,071

Capital commitments

As of December 31, 2005 the Group has commitments of RMB8,360,090 for the purchase of new office and plant and machinery.

Employment contracts

The Group’s employees in the PRC, include engineers technicians, management administrative personnel, marketing and sales personnel, and factory personnel while employees in United States include management, administration, and marketing personnel. All of the employees except US employees are contract employees and have entered into renewable employment contracts with the Group. Terms of the employment agreements with management, engineers, sales persons and technicians range from two to five years and terms of the employment agreements with support personnel range from six months to one year.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2005:

	US$	RMB
	(In thousands)

2006	568	4,579
2007	61	489
2008	34	2756
2009	22	180
Total minimum employment contract payments	685	5,523

13.	LOANS TO THE MINORITY SHAREHOLDER

There were no such transactions in 2005.

14.	FINANCIAL INSTRUMENTS

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

Concentrations of credit risk with respect to accounts receivable are limited due to the large number of entities comprising the Group’s customer base. The Group performs ongoing credit evaluations of its customers’ financial conditions and does not require collateral for accounts receivable.

The provision for doubtful accounts the Group maintains is based upon the expected collectibility of all accounts receivable. Losses have been within management’s expectations.

Fair Value

Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates their fair value because of the short maturity of those instruments.

Investments, Accounts receivable, notes receivable, other receivables, advance from customers and bank loans: The carrying amounts reported in the balance sheet for these items approximate their fair value. The carrying value of accounts receivable, notes receivable, other receivables, advance from customers, accruals, and bank loans approximate their market values based on their short-term maturities. The fair value of investments as of December 31, 2005 is RMB1,313,000, which is based on quoted market prices.

15.	CONCENTRATION OF RISK

During 2005, the Group was dependent on one major suppliers Bakelite for cast resin, which accounted for approximately 1.6% (2004: 3%) of total purchases. And the Group was dependent on two major suppliers, Legnano Teknoelectric Company Spa. and Thyssenkrupp Electrical Steel GmbH. for silicon steel, which accounted for approximately 24.2% (2004: 27%) and 13% (2004: 14%) of total purchase. And dependent on TongLing Nonferrous Metals Group) Inc and Jiangying Jinqiu Group Co. Ltd . for copper foil, which accounted for approximately 7.6% (2004: 3%) and 3.5% (2004: 27%) of total purchases, respectively.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

16.	PENSION AND OTHER POSTRETIREMENT BENEFITS

The Company and Jinpan USA do not have any retirement plans while Jinpan JV has a defined contribution retirement plan for its employees. As stipulated by the PRC government regulations, Jinpan JV participates in a defined contribution retirement plan organized by the government of Hainan Province, the PRC. All permanent employees are entitled to an annual pension which is equal to a fixed proportion of their final basic salary at their retirement date. Jinpan JV and its employees are required to make contributions to the retirement plan at rates of 20% and 6% of the employees’ basic salary, respectively. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government which is responsible for the payments of pension benefits to retired employees. Jinpan JV has no obligations for the pension benefits beyond the annual contributions as described above. The pension costs recognized by Jinpan JV during the years ended December 31, 2005, 2004 and 2003 amounted to RMB784,000 (US$97,304), RMB523,000 and RMB367,000, respectively.

17.	OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

Description of products by segment

Cast resin transformers is the only reportable segment of the Group.

Geographic area data

	Year ended December 31,
	2005	2005	2004	2003
	US$	RMB	RMB	RMB
	(In thousands)
Revenues from external customers:
United States	1,487	12,152	4,416	1,776
PRC	52,126	426,067	345,193	274,788
	53,613	438,219	349,609	276,564
Long lived assets by area:
United States		3	19	50
PRC	4,267	34,439	36,641	28,617
	4,267	34,442	36,660	28,667

18.	EQUITY

Pursuant to the board resolution of the Company dated January 21, 2002, the officers of the Group were authorized and empowered, in the name and on behalf of the Group, to purchase up to 640,000 shares of the Group’s common stock from time to time in the open market and through privately, negotiated transactions; such repurchase program is to be financed from internally generated corporate funds, with the acquired stock to be available for use under the Group’s stock option plan or for other corporate purposes. As of December 31, 2005, 212,470 (2004: 184,270) shares of the Group's common stock were transferred back into treasury at an aggregate cost of US$823,417(2004:US$657,915), approximately RMB6,779,000 (2004: RMB5,444,000).

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

The Group’s convertible preferred stock (“preferred stock”) is convertible at any time to shares of common stock and each share of preferred stock entitles its holder to the same number of votes as a share of common stock. Holders of preferred stock are entitled to receive a non-cumulative preferred per share dividend (6% per annum) payable in kind, compounded quarterly. All accrued and unpaid dividends (approximately RMB6,047 as at December 31, 2004 and RMB5,924 as at December 31, 2003) on the preferred stock are to be cancelled upon conversion into common stock. In the event of the Group’s liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of common stock in the distribution of assets in an amount equal to the sum of: (i) US$2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share.

(a) 1997 stock option plan

A total of 1,000,000 shares of Common Stock have been reserved for issuance under the Company’s 1997 Stock Option Plan (the “Stock Option Plan”). The Stock Option Plan provides for options to employees, officers, directors and consultants of the Company. The Stock Option Plan, which was established in October 1997, is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. Options shall be fully vested and become exercisable at the date of grant. The maximum term of options granted under the Stock Option Plan is 10 years.

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

(b) 2001 stock option agreements

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(c) 2003 stock option agreement

In September 2003, the Group entered into stock option agreements with seven of its employees, to purchase 140,000 shares of common stock of the Group. Options granted are exercisable at the price of US$3.55 per share and subject to termination of employment, expire 10 years from the date of grant, are not transferable other than on death, and are exercisable from the date of grant.

The options are exercisable in either US$ or RMB, consequently the measurement date is not fixed. Compensation is measured each reporting period until the options are exercised, forfeited or expire unexercised. The Group recorded compensation expense of RMB nil (2004: RMB251,000) for the year ended December 31, 2005 in connection with these options.

In March 2004, two employees exercised stock options to purchase 8,000 shares of common stock of the Group at the exercise price of US$3.55 per share. Total amount received from the exercise of the share option was US$28,400.

In April 2005, one employee exercised stock option to purchase total 700 shares of common stock of the Group at the exercise price of US$3.55 per share. Total amount received from the exercise of the share option was US$2,485.00

(d) 2004 stock option agreement
In January 2004, the Group entered into stock option agreement with three of its independent directors, to purchase 30,000 shares of common stock of the Group. Options granted are exercisable at the price of US$7.34 per share. The term of the options is 10 years from the dated granted. the options are not transferable other then death, and are exercisable from the date granted.

(e) Warrants granted to non-employees

In February 1999, warrants to purchase 115,050 shares of the Group’s common stock were issued by the Group in connection with the issuance and sale of common stock by the Group in a private placement to accredited investors. The exercise price of the warrants was US$4.00 each. The warrants expired in February 2003.

Number of common stock reserved for issuance upon exercise of warrants, stock options and preferred stock

	2005	2004

Warrants	-	-
Stock options	261,300	262,000
Preferred stock	9,177	15,311

Total	270,477	277,311

(f) Disclosure of information pursuant to FAS 123

The fair value of options granted in 2005, 2004 and 2003 reported below has been estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions:

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

	2005	2004	2003

Risk-free interest rate	-	-	3.10%
Dividend yield	-	-	-
Volatility factor	-	-	80.3%
Weighted average expected life	-	-	5 years

The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, which have no vesting restrictions and are fully transferable. In addition, option valuation models require the input of highly subjective assumptions including the expected stock price volatility. The Group’s stock options have characteristics significantly different from those of traded options and changes in the subjective input assumptions can materially affect the fair value estimate. In management’s opinion, the existing models do not necessarily provide a reliable single measure of the fair value of its stock options.

A summary of the Group’s stock option activities, and related information for the years ended December 31, 2005, 2004 and 2003 are as follows:

	2005		2004		2003
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$

Outstanding at beginning of year	262,000	2.602	260,000	2.869	880,000	2.074
Granted	-	-	30,000	7.34	140,000	3.550
Exercised	(700)	3.55	(28,000)	1.979	(360,000)	2.084
Cancelled			-	-	-	-
Forfeited			-	-	(400,000)	-
Outstanding at the end of year	261,300	3.143	262,000	2.602	260,000	2.869
Exercisable at the year end	261,300	3.143	262,000	2.602	260,000	2.869

Weighted average fair value of options granted during the year			N/A		USD2.34

Weight-average exercise prices for options outstanding as December 31, 2005 are US$3.143. The weighted-average remaining contractual life of those options is eight years.

19.	SUBSEQUENT EVENT

On January 17, 2006, the Board of Directors the Group declared a cash dividend of US$.24 per share of common stock for the year 2006. The Group made the first distribution of US$.12 per share on February 28, 2006, to shareholders of record on February 10, 2006.

20.	PARENT’S ONLY FINANCIAL INFORMATION

Jinpan International Limited (the Company) is the parent company of the Jinpan JV and Jinpan USA, below are the parent’s only balance sheet as of December 31, 2005 and Income statement for the year ended December 31, 2005.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Jinpan International Limited
Balance Sheet

	December 31
	2005	2004
	RMB	RMB
Cash	2,214,881	1,149,217
Investment	1,312,651	3,367,106
Other Receivable	1,982,350	2,032,161
Due from Subsidiaries	15,819,941	17,162,657
Investment in Subsidiaries	246,184,930	217,707,800
Total Assets	267,514,753	241,418,941

Accounts Payable	38,135	-
Bonus Payable	1,420,478	1,365,160
Professional Fee Payable	1,049,217	758,358
Total Liabilities	2,507,830	2,123,518

Minority Interest	6,200,322	5,437,622

Common Stock	498,131	498,212
Preferred Stock	2,055	2,055
Paid In Capital	87,535,009	87,514,746
Reserved	21,870,031	19,244,871
Retained Earnings	155,798,766	131,971,957
Accumulated other Comprehensive Income	(118,006)	69,595
Treasury Stock	(6,779,385)	(5,443,635)
	258,806,601	233,857,801
Total Liabilities and Shareholders’ Equity	267,514,753	241,418,941

Jinpan International Limited Income Statement

	For the year ended December 31
	2005	2004
	RMB	RMB
Earnings from Subsidiaries	59,753,175	45,639,796
General and Administration Expenses	(6,811,438)	(7,526,825)
Operating profit	52,941,737	38,112,971
Other Income	360,158	814,302
Net income before Tax	53,301,895	38,927,273
Income Tax	(8,743,920)	(4,030,605)
Net Income before Minority Interest	44,557,975	34,896,668
Minority Interest	(7,481,707)	(6,032,596)
Net Income	37,076,268	28,864,072