Form 20-F/A
period 2005-12-31
JINPAN INTERNATIONAL LTD
filed 2007-01-10
CIK 1053008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 20-F/A
 (Amendment No. 1)
 ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934 For the fiscal year ended December 31, 2005

Commission File Number 1-14742

_________________

JINPAN INTERNATIONAL LIMITED

(Exact Name of Registrant as Specified in its Charter and Translation of Registrant's Name into English)

British Virgin Islands
(Jurisdiction of incorporation or organization)

c/o Hainan Jinpan Electric Company, Ltd

Section D-2
No. 100 Nanhai Avenue
Jinpan Development Area
Haikou, Hainan PRC
(Address of principal executive offices)

_________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Stock, $0.018 par value
(Title of Class)

American Stock Exchange
(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 6,708,946 shares

Indicate by check mark is the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes      No

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes      No

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes      No

_________________

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer          Accelerated filer         Non-accelerated filer

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17        Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

_________________

EXPLANATORY NOTE

        We, Jinpan International Limited, are filing this Amendment No. 1 on Form 20-F/A to amend our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission on July 10, 2006 (the “Original 20-F”). The purpose of this Amendment No. 1 is to correct a clerical error on the Report of the Independent Registered Public Accounting Firm, signed by Ernst & Young, Hong Kong, as filed. This Amendment No. 1 does not otherwise update information in the Original 20-F to reflect facts or events occurring subsequent to the date the Original 20-F was filed.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited and subsidiaries as of December 31, 2004 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company’s internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jinpan International Limited and subsidiaries at December 31, 2004, and the consolidated results of their operations and their cash flows for each of the two years in the period ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

/s/ Ernst & Young

Hong Kong
June 30, 2005

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JINPAN INTERNATIONAL LIMITED By: /s/ Mark Du Name: Mark Du Title: Chief Executive Officer

January 10, 2007