Form 20-F/A
period 2005-12-31
JINPAN INTERNATIONAL LTD
filed 2007-01-17
CIK 1053008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

_________________

FORM 20-F/A
 (Amendment No. 2)
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

Item 17        Item 18

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes No

_________________

EXPLANATORY NOTE

        We, Jinpan International Limited, are filing this Amendment No. 2 on Form 20-F/A to amend our Annual Report on Form 20-F for the fiscal year ended December 31, 2005, as filed with the Securities and Exchange Commission (the "SEC") on July 10, 2006 and amended of Form 20-F/A filed with the SEC on January 10, 2007. The purpose of this Amendment No. 2 is to correct a typopgraphical error on the Report of the Independent Registered Public Accounting Firm, signed by Ernst & Young, as filed. This Amendment No. 2 does not otherwise update information in the Original 20-F to reflect facts or events occurring subsequent to the date the Original 20-F was filed.

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Jinpan International Limited

We have audited the accompanying consolidated balance sheet of Jinpan International Limited and subsidiaries as of December 31, 2004 and the related consolidated statements of income, shareholders’ equity, and cash flows for each of the two years in the period ended December 31, 2004. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

JINPAN INTERNATIONAL LIMITED By: /s/ Jing Yuquing Name: Jing Yuquing Title: Secretary

January 17, 2007