Form 20-F
period 2006-12-31
JINPAN INTERNATIONAL LTD
filed 2007-07-13
CIK 1053008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d)
OF THE SECURITIES EXCHANGE ACT OF 1934
For the fiscal year ended December 31, 2006

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

Common Stock, $0.009 par value
(Title of Class)

American Stock Exchange
(Name of each exchange on which registered)

        Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 8,171,617 shares of common stock, par value $0.009 per share

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes No

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

PART I

Currency Translation

        We, Jinpan International Limited (“Jinpan International”), together with our wholly owned subsidiary Hainan Jinpan Electric Company, Ltd (“Hainan Jinpan”), a Sino-foreign cooperative joint venture, and Hainan Jinpan’s predecessor, Haikou Jinpan Special Transformer Works (“Haikou Jinpan”), are referred to in this annual report collectively as “we,” unless Jinpan International, Hainan Jinpan, or Haikou Jinpan are specifically referenced. We prepared our financial statements in accordance with U.S. GAAP, however, the monetary unit used in the financial statements is Renminbi Yuan, referred to in the financial statements as “RMB” or “Renminbi,” the lawful currency of the People’s Republic of China. For the reader’s convenience, some financial information was converted from Renminbi into U.S. Dollars, referred to herein as “US$” using the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2006, of RMB7.81 = US$1.00. The dollar amounts reflected in these conversions should not be construed as representing amounts that can actually be received or paid or convertible into dollars (unless otherwise indicated), nor do such conversions mean that the Renminbi amounts (i) actually represent the corresponding dollar amounts stated, or (ii) can be converted into dollars at the assumed rate.

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

        Set forth below is selected consolidated financial data with respect to our statements of operations for the years ended December 31, 2006, 2005, 2004, 2003 and 2002.

	Year ended December 31,
	2002	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(Amounts in thousands, except net income per share data)
Income Statement Data:
Sales	229,421	276,564	349,609	438,219	653,208	82,270
Costs of goods sold	(128,770)	(157,559)	(228,519)	(297,818)	(471,403)	(59,372)
Gross profit	100,651	119,005	121,090	140,401	181,805	22,898
Selling and administrative expenses	(81,325)	(86,883)	(84,772)	(88,407)	(104,898)	(13,211)
Interest Expenses	(541)	(354)	(423)	(1,499)	(2,231)	(281)
Other income	14,186	4,717	3,032	2,807	5,052	636
Income before taxation	32,971	36,485	38,927	53,302	80,426	10,130
Income Tax	(3,116)	(3,727)	(4,031)	(8,744)	(10,891)	(1,372)
Income before Minority Interest	29,855	32,758	34,896	44,558	69,535	8,758
Minority interest	(4,972)	(5,845)	(6,032)	(7,482)	(9,876)	(1,244)
Net income	24,883	26,913	28,864	37,076	59,659	7,514
Earnings per share:
Basic	3.96	4.21	4.44	5.70	9.00	1.13
Fully diluted	3.93	4.15	4.33	5.58	8.87	1.12
Number of shares outstanding: (2)
Basic	6,279,866	6,390,804	6,498,178	6,499,898	6,625,726	6.625,726
Fully diluted	6,329,854	6,487,116	6,663,305	6,640,396	6,728,915	6,728,915

	As of December 31,
	2002	2003	2004	2005	2006
	RMB	RMB	RMB	RMB	RMB	US$(1)
Balance Sheet Data:
Cash and cash equivalents	63,800	66,571	46,433	52,396	256,320	32,825

Total assets	267,261	283,890	351,228	411,197	707,870	90,652

Minority interest	10,899	6,841	5,437	6,200	8,358	1,069

Equity	184,604	208,854	233,857	258,807	490,219	62,780

_________________

    (1)        For your convenience, conversion of amounts from Renminbi into U.S. dollars has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2006 of RMB7.81 = US$1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at this rate or at any other established rate.

    (2)        There are 20,000,000 shares of common stock authorized and 1,000,000 shares of preferred shares authorized.

Forward Looking Statements

        This report and the information incorporated by reference herein contain forward-looking statements regarding, among other things, our financial condition, results of operations, plans, objectives, future performance and business. All statements contained or incorporated by reference in this document other than historical information are forward-looking statements. Forward-looking statements include, but are not limited to, statements that represent our beliefs concerning future operations, strategies, financial results or other developments, and contain words and phrases such as “may,” “expects,” “believes,” “anticipates,” “estimates,” “should,” or similar expressions. Because these forward-looking statements are based on estimates and assumptions that are subject to significant business, economic and competitive uncertainties, many of which are beyond our control or are subject to change, actual results could be materially different. Although we believe that our plans, intentions and expectations reflected in or suggested by these forward-looking statements are reasonable, we cannot assure you that we will achieve or realize these plans, intentions or expectations. Forward-looking statements are inherently subject to risks, uncertainties and assumptions. Important factors that could cause results or events to differ from current expectations are described in the section titled “Risk Factors.”

        Such forward-looking statements should be regarded solely as our current plans, estimates and beliefs. We do not intend, and expressly disclaim any obligation, to update any forward-looking statements to reflect future events or circumstances after the date of this prospectus supplement.

Risk Factors

        Our business is subject to many risks and uncertainties, which may affect our future financial performance. If any of the events or circumstances described below occurs, our business and financial performance could be harmed, our actual results could differ materially from our expectations and the market value of our securities could decline. The risks and uncertainties discussed below are not the only ones we face. There may be additional risks and uncertainties not currently known to us or that we currently do not believe are material that may harm our business and financial performance.

Risks Related to Our Business

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

        Our success is largely dependent upon our ability to hire and retain additional marketing personnel. We employ highly qualified employees but competition for qualified personnel is intense and there can be no assurance that we will be able to hire or retain qualified marketing personnel. Any inability to attract and retain qualified marketing personnel would have a material adverse effect on our business.

Our growth may be slow if the demand for electric power in China does not continue.

        Demand for our products is linked closely to increased demand for electrical power in China. While such demand has experienced tremendous growth over the past several years, there can be no assurance that such growth will continue. Any material decline in the use of electricity in China is likely to adversely impact our business. Based on economic analysis and studies, however, we do not expect demand for electric power in China to decline in the next 10 years.

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

        Although we usually have a two or three month supply of these raw materials in our inventory and we believe that we are able to obtain our cast resin, silicon steel, and copper materials from several other companies besides our current suppliers, if we were to experience significant delays, interruptions, or reductions in our supply of cast resin, silicon steel, and copper materials, we could face increased costs which may have a material adverse effect on our results of operations.

        Other raw materials required to manufacture our products include glass fiber and quartz powder. We maintain at least two suppliers for each of our major raw materials in order to enhance our ability to obtain an adequate supply of high quality, competitively-priced raw materials. We purchase our glass fiber and quartz powder from local suppliers in nearby regions and believe that these materials are readily available. We have never experienced any disruption in the supply of any raw material that has had a material impact on our operations, we cannot be certain however, that a disruption in supply by our raw material suppliers will not occur in the future. If such a disruption occurs and we experience a significant delay in the supply of these materials, there may be a material adverse effect on our results of operations.

Competition with other large and small transformer manufacturers may result in reduced prices and loss of market share. We may also face competition from foreign companies.

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

        We believe that the principal competitive factors affecting the transformer market in China, include, in order of significance, product reputation, product performance and safety, product quality, marketing expertise, and product price. There can be no assurance that we will be able to compete successfully in the future with existing or new competitors. Following China’s entry into the World Trade Organization, we may have additional competitors in China such as ABB, Siemens, and Alstom.

If we are unable to maintain our expertise in manufacturing processes or identify new technologies as they arise we will be unable to compete successfully.

        The electrical transformer industry may be subject to changing technology, evolving industry standards, emerging competition and innovative product introductions. Although we are not presently aware of a transformer technology more advanced than that used in our products, there can be no assurance that we will successfully identify new technologies as they arise and develop and bring new products and services to the market in a timely manner or that products, services or technologies developed by others will not render our products, services, or technologies noncompetitive, obsolete, or less marketable.

Accidents involving the use of our transformers could result in injury or damage to our customers, expose us to financial liability, and adversely affect our ability to market our product.

        Although we have never experienced a significant accident such as a fire or an explosion resulting from the operation of our transformers and we generally believe that our transformers are safe and do not pose a significant risk of combustion, fire, or explosion, there can be no assurance that an accident, which may cause injury or damage to the user of our transformers, will not occur. Any such incident would expose us to potential claims or liabilities which may damage our reputation among potential customer, resulting in a potentially adverse effect on our ability to market our products.

We may face product liability claims that may result in costly litigation and divert attention of our management.

        Our business exposes us to liability risks that are inherent in the manufacturing and marketing of potentially dangerous electrical equipment. Consistent with industry practice in China, we do not currently maintain product liability insurance on our products. Such a product liability claim may adversely affect our business, operating results or financial condition. Currently, we do not know of any such product liability suits pending against us.

We may be subject to infringement claims by third parties that could subject us to financial liability or limit our product offerings, and our competitive position could be harmed if we are unable to protect our intellectual property.

        We own the rights to the trademark “JST,” which is registered with the Trademark Bureau of the State Administration of Industry and Commerce in China. We believe that this trademark has significant value and is important to our marketing and expansion efforts. However, with regard to our current trademark or any future trademarks, we cannot be sure that any one or all of the following scenarios has not occurred or will not occur, any one of which could have a material adverse effect upon us:

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

        We were incorporated as a company in the British Virgin Islands on April 3, 1997 under the International Business Companies Act of the British Virgin Islands (the “Old Act”). Companies incorporated under the Old Act prior to 2006 were capable of voluntarily re-registering as a BVI Business Company under the BVI Business Companies Act, 2004 (No. 16 of 2004) (the “New Act”) during 2006, but if they did not elect to re-register under the New Act during 2006 then on January 1, 2007 they were automatically re-registered under the New Act, although certain provisions from the Old Act will continue to apply to such companies unless they disapply those grandfathering provisions. We did not voluntarily re-register under the New Act during 2006 and were automatically re-registered as a BVI Business Company on January 1, 2007 and since that date have not disapplied the grandfathering provisions. Our corporate affairs are governed by our Memorandum and Articles of Association and by the New Act.

        The New Act has provisions for shareholders’ remedies along the lines of section 459 of the UK Companies Act 1985 based on unfair prejudice, and derivative actions. Shareholders have the rights given to them under our memorandum of association (the “Memorandum”) and the articles of association (the “Articles”) and under the New Act. The New Act specifies three default rights that a share confers on a shareholder: the right to vote, the right to an equal share in any dividend paid in accordance with the New Act and the right to an equal share in any distribution of our surplus assets. We may issue shares in which these statutory rights are negated, modified or added to where expressly authorized in our Memorandum, but if not then the default rights will apply. The existing rights of our shareholders have been preserved on the automatic re-registration on January 1, 2007.

Directors of British Virgin Islands corporations may act without court approval to implement reorganizations, certain mergers or consolidations, asset sales or transfers, and the dissolution of a corporation.

        The provisions of Part IX of the New Act reproduce similar provisions from the Old Act dealing with corporate reconstructions, specifically mergers, consolidations, sale of assets, forced redemption of minority shareholders, arrangements and provisions dealing with dissenting shareholders. These provisions give companies considerable autonomy and flexibility in effecting corporate reconstruction. There are minimum formalities and procedural hurdles, with the general requirements being written proposals approved by directors and, in some instances by the shareholders as well, and registration of those proposals with the Registrar. Apart from arrangements, none of the provisions require court approval.

        There is nothing in the New Act which expressly requires the directors to consider any solvency issues or to be satisfied of any solvency test in section 56 of the New Act (which applies for any distribution by a company to its shareholders, and the purchase by the company of its own shares) before carrying out the proposed reconstruction. Indeed, the New Act provides that the purchase or redemption by a company of its shares pursuant to a right of a shareholder to have his shares redeemed, or exchanged for money or other property, is not a distribution (so that the solvency test need not be considered), and it could be argued that a purchase of shares from a shareholder in a merger or consolidation is a purchase pursuant to a shareholder’s right especially when the shareholders have approved the merger or consolidation.

        The provisions for effecting a merger or consolidation are very flexible and allow shares to be cancelled, reclassified or converted into money or other assets, or into shares, debt obligations or other securities in the surviving or consolidated company. Shares of the same class can be treated differently, e.g. some shareholders can be given shares in the surviving or consolidated company, while others of the same class can be bought out, i.e. have their shares converted to cash.

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

        China is considered to be a high risk nation for business and investment in the Asian region. Although China recently has permitted greater provincial and local economic autonomy and private economic activity, the government of China has exercised and continues to exercise substantial control over virtually every aspect of the Chinese economy through regulation and state ownership. Therefore, government action in the future, including any decision by the Chinese government not to continue to support the economic reform program that it commenced in the late 1970‘s and the possible return of China to the more centrally-planned economy that existed prior to the economic reforms, could have a significant effect on economic conditions in China and on our operations. China’s economic reform plan was designed to bring into China foreign investment capital and technological advancements. The result of these reforms has been a move towards a more mixed economy and away from a more centrally-planned economy. The process of shifting more responsibility for various aspects of economic enterprise to local management and regional authorities continues, even though the system of Chinese socialism still involves considerable influence by the central government in economic areas of production and marketing.

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

        As part of its economic reforms, China has designated certain areas as Special Economic Zones (“SEZs”) or Economic and Technological Development Zones (“EDZs”). Foreign investment enterprises in these areas generally benefit from greater economic autonomy and advantageous tax treatment in China. The Chinese government has designated Hainan Province, where we maintain our principal executive offices and manufacturing facilities, as a SEZ. We are currently building a second manufacturing facility in an EDZ located in the city of Wuhan in Hubei Province. Although we are not aware of any pending or proposed changes in the policies or laws governing SEZs or EDZs that could have a material adverse effect on our business, financial condition and results of operations, there can be no assurance that such changes will not occur.

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

        Under its current governmental leadership, China has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. We can provide no assurance that the Chinese government will continue to pursue these policies, that these policies will be successful if pursued or will not be significantly altered without notice, or that business operations would not become subject to the risk of nationalization, which could result in the total loss of any investment in China. Recent developments in Chinese law, however, may reduce the risk of nationalization. The National People’s Congress, China’s parliament, adopted a new property law in March 2007 stipulating that “the property of the state, the collective, the individual and other obliges is protected by law, and no units or individuals may infringe upon it.” This is the first time that equal protection of state and private properties has been enshrined in Chinese law and is a significant step in the country’s efforts to move to a market economy. The new property law is due to take effect on October 1, 2007.

        Under the Chinese government’s program of privatizing many state-owned enterprises, the Chinese government has attempted to grow its revenues by increased tax collection. Currently, the income tax rate for domestic companies in China is 33% while it is 15% for foreign funded companies. China offers preferential tax treatment to foreign funded companies as a means to attract foreign direct investment. There has been a nationwide debate on whether, given its current state of development, China should continue to offer preferential tax treatment to foreign funded companies. Experts and domestic companies complained that the preferential tax treatment does not accord to WTO’s principles, unfairly discriminates against local firms that compete with foreign funded companies, and results in a reduction of China’s tax revenues. After much debate, the National People’s Congress, China’s parliament, promulgated on March 16, 2007 a new Corporate Income Tax Law that sets a unified corporate income tax rate of 25% applicable to both domestic and foreign funded Companies. The new tax law is scheduled to take effect on January 1, 2008. The National People’s Congress has delegated rulemaking authority to the State Council and the State Administration of Taxation.

        Our headquarters and primary manufacturing facility are located in Hainan province, which has been designated a SEZ by the Chinese government. Our second manufacturing facility is being built in an EDZ in Wuhan, China. We enjoy preferential tax treatment in both Hainan and Wuhan. Since neither the State Council nor the State Administration of Taxation has published regulations implementing the new tax law, it is not clear at this time whether and how the new tax law would apply to foreign funded companies operating out of SEZs or EDZs. Although we expect the Chinese government to continue to offer preferential tax treatment to foreign funded companies operating out of SEZs and EDZs, we cannot assure that such policies would continue. As a result of the new tax law, we may be subject to increased taxation which could adversely affect our profitability.

        Our economic development in China may also be limited by the following:

•	governmental imposition of restrictive measures intended to reduce inflation, increase taxes, or reform unprofitable state-owned enterprises,

•	the inadequate development of China's infrastructure,

•	the unavailability of adequate power, water supplies, raw materials, and parts, and

•	limited transportation and communications capabilities.

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

        Currently, a significant portion of China’s economic activity is export-driven and, therefore, is affected by developments in the economies of China’s principal trading partners, including the U.S. On November 11, 2001, China signed an agreement to become a member of the World Trade Organization (the “WTO”), the international body that sets most trade rules, further integrating China into the global economy and significantly reducing the barriers to international commerce. China’s membership in the WTO became effective on December 11, 2001. China has agreed upon its accession to the WTO to reduce tariffs and non-tariff barriers, remove investment restrictions, provide trading and distribution rights for foreign firms, and opened various service sectors to foreign competition. To date, China fulfilled all the commitments it made for China’s accession to the World Trade Organization (WTO) and improved economic systems, laws, regulations and policies related to doing business with other countries.

        China’s accession to the WTO may favorably affect our business in that reduced market barriers and an increasingly transparent investment environment will facilitate increased investment opportunities in China, while tariff rate reductions and other enhancements will enable us to develop better investment strategies and attract investment capital. In addition, the WTO’s dispute settlement mechanism provides a credible and effective tool to enforce member’s commercial rights. Furthermore, with China’s entry into the WTO, it is believed that China will reform relevant laws on foreign investment to conform to the common practices of a market economy. However, these factors may also increase the number of foreign competitors and thus intensify competition in the transformer industry in China, which may in turn decrease our market share and adversely affect our business, results of operations, and financial condition.

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

        According to the National Bureau of Statistics (NBS), China’s GDP in 2006 reached 20.94 trillion Yuan (2.6816 trillion US dollars), an increase of 10.7 percent over the previous year. Of this total, the added value of primary industry rose 5 percent to 2.47 trillion Yuan (290.70 billion US dollars), that of secondary and tertiary industries rose 12.5 and 10.3 percent to 10.2004 trillion Yuan (1.311 trillion US dollars) and 8.2703 trillion Yuan (1.059 trillion US dollars) respectively. According to the statistics released by Customs General Administration, the total value of imports and exports in 2006 reached 1.76 trillion US dollars, up 23.8 percent over the previous year. Of this total, the value of exports was 969.1 billion US dollars, up 27.2 percent, and the value of imports was 791.6 billion US dollars, up 20 percent. China had a trade surplus of 75.5 billion US dollars. There is no assurance that the Chinese economy will continue to grow at such rates and if it fails to do so our business may be adversely affected.

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

        Also, since a majority or our assets are located in China, it may be difficult for an investor who obtains a judgment in the United States or another state to enforce such foreign judgment in China. Such judgment may be further limited by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors’ rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

Our facilities are subject to Chinese environmental regulations that expose us to potential liability.

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

        We receive almost all of our revenues in Renminbi, which is not freely convertible into foreign currencies. However, we are required to meet foreign currency obligations, such as for future purchases of certain equipment and raw materials from Germany. The Chinese government imposes control over our foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign imports. Effective January 1, 1994, pursuant to the Notice of the People’s Bank of China Concerning Further Reform of the Foreign Currency Control System (“PBOC Notice”), the conversion of Renminbi into Hong Kong and United States dollars must be based on rates set by the PBOC. Such rates are set daily, based on the previous day’s Chinese interbank foreign exchange market rate with reference to current exchange rates on the world financial markets or the “PBOC Rate.” On July 21, 2005, the Chinese government revalued the Renminbi against the U.S. dollar and introduced a basket of currencies system to determine the exchange rate, which is based on the interbank foreign exchange market rates and current exchange rates of a basket of currencies in the world financial markets. As a result of adopting a flexible exchange rate, China’s financial sector is now more responsive to fluctuations in the international currency market. The Renminbi/US Dollar exchange rate has climbed steadily since. As of December 31, 2006, the exchange rate was 7.81 RMB to 1 US dollar.

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

Risks Relating to Our Common Stock

        We may experience volatility in our stock price, which could negatively affect your investment, and you may not be able to resell your shares at or above the price you paid for them.

        The market price of our common stock may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

•	quarterly variations in operating results;

•	changes in financial estimates by securities analysts;

•	changes in market valuations of other similar companies;

•	announcements by us or our competitors of new products or of significant technical innovations, contracts, acquisitions, strategic partnerships or joint ventures;

•	additions or departures of key personnel;

•	any deviations in net sales or in losses from levels expected by securities analysts; and

•	future sales of common stock.

        In addition, the stock market has recently experienced extreme volatility that has often been unrelated to the performance of particular companies. These market fluctuations may cause our stock price to fall regardless of our performance.

Item 4. Information on the Company

History and Development

        Jinpan International Limited was incorporated as an International Business Company under the laws of the British Virgin Islands on April 3, 1997. We currently own 100% of Hainan Jinpan Special Transformer Works, which was renamed Hainan Jinpan Electric Company Ltd. on October 9, 2004. At December 31, 2006, we owned 85% of Hainan Jinpan. Our principal executive offices are located at c/o Hainan Jinpan Electric Corporation Ltd., No. 100 Nanhai Avenue, Jinpan Development Area, Haikou, Hainan China.

        Hainan Jinpan was established in June 1997 as a Sino-foreign cooperative joint venture between Haikou Jinpan and Jinpan International. It is located in the Hainan Province in southern China and is principally involved in the design, manufacture and sale of cast resin transformers. Until June 30, 1997, Hainan Jinpan’s operations were wholly-owned and conducted by Haikou Jinpan, which has, since its establishment in August 1993, sold in excess of 19,113 cast resin transformers in China and has produced aggregate revenues of approximately RMB2,604 million (US$318 million) as of December 31, 2006. Pursuant to the terms of the joint venture contract between Haikou Jinpan and Jinpan International, Haikou Jinpan received a 15% equity interest in Hainan Jinpan in exchange for the capital contribution of its building, equipment, and other production and related facilities, while we received an 85% equity interest in Hainan Jinpan in return for our commitment to contribute capital of US$2.1 million. Hainan

Jinpan purchased all the remaining assets and liabilities of Haikou Jinpan in exchange for US$2.1 million. On December 19, 2006, Jinpan International entered into agreement with Haikou Jinpan to purchase all of Haikou Jinpan’s interests in Hainan Jinpan (15%) for US$11 million. The transaction was consummated on February 13, 2007, at which time Hainan Jinpan became Jinpan International’s wholly-owned subsidiary.

        In 2005 and 2006, we invested approximately RMB 7.5 million and RMB 21 million, respectively, on capital expenditures mainly to purchase equipment and expand our manufacturing plant located in Hainan Province, China. We funded these expenditures with our available cash, funds generated from operations, and credit facilities from Nan Yan Commercial Bank and the Bank of China. In December 2006, we raised approximately US$25.7 million from the sale of 1,350,371 shares of Common Stock. We used proceeds from the stock sale (1) to purchase the outstanding minority interest in Hainan Jinpan, (2) to invest in a new manufacturing facility in Wuhan, China, which we expect to become operational in early 2008, and (3) to buy equipment for our expanded manufacturing facility in Hainan. We plan to allocate the remainder of the proceeds to operational expenses. (See Item 5, Liquidity and Capital Resources.) We expect to make capital expenditures of approximately RMB 50 million in 2007. We expect that our current cash and funds generated from operations, together with existing credit facilities, will be sufficient to meet our capital expenditures in 2007.

Business Overview

General overview

        Through our wholly-owned Chinese subsidiary, Hainan Jinpan, we design, manufacture and sell cast resin transformers for voltage distribution equipment in China. Our cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. According to the China National Transformer Association, we are the second largest manufacturer and distributor of cast resin transformers in China, using the aggregate capacity of the transformers as measured in kilovolt-amperes (“KVA”) as a basis for comparison. In 2006, Hainan Jinpan had total sales of RMB645 million (US$83.5 million) based upon sales of our transformers having a total capacity of 6million KVA.

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

        Hainan Jinpan successfully listed its transformer products with Underwriters Laboratories Inc. (“UL”). The products have been listed under transformer categories XPRS and XPFS7 for the United States and Canada respectively with an effective issue date of January 26, 2007. UL specializes in product compliance. UL listing requires compliance with the UL’s Standards for Safety, under which product samples are tested and evaluated in accordance with applicable safety requirements. UL Standards for Safety provide for certain technical requirements, which products must meet in order to become eligible to bear a UL mark. Once a product meets these requirements, authorization is given by UL to apply the appropriate UL mark to the products. This listing marks the successful completion of a major project for the company which has been ongoing for several years; prolonged by a redefinition of the project scope. UL listing is considered by the industry to be necessary for entry into the North American market and will improve the company’s capability to address this market.

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

        In the event that our standard size cast resin transformers do not meet a customer’s requirements or a customer seeks to purchase a transformer with a capacity in excess of the maximum KVA capacities of our transformers, we offer design engineering services which enable us to manufacture custom made transformers to fulfill a customer’s particular needs. In order to customize our transformers, we employ 41 design engineers who utilize 3D design systems, Mechanic Desk Top software, and Auto Desk to design custom made transformers. For example, our engineers designed and we installed a custom made transformer with a capacity of 10,000 KVA for use in the Beijing subway system. The pricing of our transformers is based upon capacity as measured in KVA. The price of our transformers is typically increased by an additional 5% in the event that any design engineering services are performed, regardless of the extent of services performed.

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

How electricity transformers generally work

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

How cast resin transformers generally work

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

Business strategy

        In 2006, we adopted a business strategy that continued with our previous strategy focusing on promoting and developing existing and new products, forward integration, and strengthening our sales force. For our existing transformer products, we have sought to offer our products as part of the development of nuclear power in China. We have also expanded our products to include those which provide alternative forms of energy. This is an emerging area where we have focused most of our resources. Specifically, we have put our greatest efforts into addressing the opportunities associated with wind energy, including further developing these products and developing a wider client base for them. In addition, we continued to expand our global reach, with the largest emphasis being placed on North America. We also completed the UL listing process for our medium voltage cast resin transformers. The following is a summary description of our business strategy:

Energy Products

        We continue to develop and expand our product line, extending the uses of our cast resin transformers into areas that we believe has market potential. During 2006, we have continued business development in conjunction with the building of nuclear power plants in China and have continued to follow this market very closely. Wind-energy received the greatest attention in 2006 as we have strengthened our position as a supplier of line reactors to one of our major customers while designing transformers to new specifications intended for use in future generation wind farms. Another area which we are investigating is that of solar power. We view this as a potential market that will generate the development of new products. We believe that the development of these new products will greatly enhance our competitiveness in China and abroad.

UL Listing

        At the close of 2006, we were waiting for final confirmation from Underwriter’s Laboratories, Inc. of the UL listing of our medium voltage cast resin transformers. In January 2007, we received final confirmation of the listing. UL listing marks a major milestone in our efforts to develop the North American Market. UL listing allows us to participate in opportunities both in the U.S. and in Canada which we were excluded from in the past. Much of the business development planned in 2007 for North America is centered about our UL listing.

Integrated Assemblies

        During 2006, we have continued to build sales with our switchgear products and units substations and will continue to heavily promote these products in the Chinese market. Since 2004, we have successfully developed Hainan Jinpan as a supplier of switchgear products. Switchgear forms the part of the system that enables operators to switch system equipment in and out of the network on which it runs. We have executed a licensing agreement with one of the world’s leading manufacturers of circuit breakers for use in our switchgear assemblies. These efforts have helped us obtain certain large scale projects for switch system equipment. We have also realized successful forward integration through our unit substation business, which was initiated in 1999 and has grown considerably since then. A unit substation is a miniature power generation station comprised of high voltage switchgear, a transformer, low voltage switchgear, a power meter, and a power factor compensation device all interconnected with cables or buss bars. Hainan Jinpan creates unit substations by integrating the aforementioned equipment together with our transformers. Unit substations are commonly used in applications related to construction and reconstruction of city power networks. Switch gear and transformers are key components in unit substations. Based on our success with integrated assemblies, we believe that we are on the road to becoming a major electrical equipment supplier and offering complete electrical equipment packages to our customers.

Advance our position in existing markets

        During 2006, we continued to concentrate our efforts on expanding our presence in the original equipment manufacturer (“OEM”) market. In 2004 and 2005, we made significant progress in the large OEM market, successfully passing the qualification program of one of the world’s largest power generating equipment manufacturers. In 2005, this large OEM gave us its Best New Supplier Award at its annual supplier’s conference. Our business in the OEM market continued to grow in 2006. At its 2006 annual supplier’s conference, this large OEM gave us the Excellence in Quality Award. This year we plan to undertake a major marketing initiative aimed at targeting OEM purchasers that require UL listing as a part of their requirements and expect significant growth in this market sector as we are one of two suppliers that can address UL listed cast resin transformers.

        We will continue to remain customer focused and to provide a higher degree of responsiveness to our customers compared to our competition in the industry.

Background information relating to the electric transformer industry in China

GDP Growth and Demand for Electricity

         We believe that the fast growing Chinese economy drives China’s demand for electric power. Growth in industrial output, rising consumer demand for products that require electric power for their operations, and large influxes of rural immigrants into China’s major cities all contributes to China’s growing demand for electric power.

        Over the past 27 years, beginning in 1978, when China introduced economic reform and changed its policy, China’s economy has grown at an annual average growth rate of approximately 9.35%. According to the National Bureau of Statistics (NBS), China’s GDP in 2004, 2005, and 2006 grew by 9.9%, 9.3%, and 10.7% respectively. To meet growing demand for electric power, China invested heavily in power generation capacity. China had electric generation capacity of 57.12 million in 1978. According to the China Electricity Council (CEC), in 2006 China’s power industry installed some 100 million KW of power generators (increase of 20.3% as compared to 2005), bringing the total installed capacity to 622 million KW, ranking second in the world. Growth in demand continued to outpace growth in capacity in 2006, albeit slightly. China produced 2834.4 billion kilowatt-hours of electricity in 2006, up 13.5% from a year ago and consumed 2824.8 billion kilowatt-hours with a year-on-year growth of 14%.

        According to the NBS, the fast growth of industrial output is the key driving force behind the consumption of electricity. In 2006, the manufacturing sector was the largest consumer of power in the country, with consumption rising 14.3% to 2135.4 billion kilowatt-hours. Because of fast growth in fixed asset investments, we expect that the production capacity of China’s industrial sector to continue to grow in 2007. Thus, we expect that the electricity demanded by the industrial sector will continue to grow steadily.

Electrical Equipment Industry

        According to the statistics released by National Bureau of Statistics, the electrical machinery & equipment manufacturing industry achieved a total sales value of 986 billion Yuan (126.4 billion US dollars) in 2006, up 35.7% from the prior year. Profit of the industry reached 56 billion Yuan (7.18 billion US dollars) in 2006, an increase of 33.3% over the previous year. Sales of generation equipment reached 159 billion Yuan (20.39 billion US dollars) in 2006, an increase of 23.3% from the prior year, profit reached to 8.3 billion Yuan (1.06 billion US dollars), up 26.8% over the year 2005. Sales of transmission and distribution and control equipment recorded a sales of 384 billion Yuan (49.1 billion US dollars) in 2006, an increase of 28.4% over the previous year, profit reached to 27.8 billion Yuan (3.56 billion US dollars) with 26.6% growth over the year 2005. Sales of electrical wires, cables, optical lines and other related materials reached 443 billion Yuan (56.8 billion US dollars), up 46.7% over 2005, profit of this section accounted 19.4 billion Yuan (2.49 billion US dollars) in 2006, an increase of 47.2% over the previous year.

Growth in the Transformer Industry

        According to the China National Transformer Association, production and sales of cast resin transformers in China have increased significantly since 1991. In 1991, the aggregate production output of installed cast resin transformers was 0.43 million KVA. Since 1994, installations of cast resin transformers have risen dramatically. From 1995 to 2005, the total KVA capacity of cast resin transformers installed has increased from 6.19 million to 23.40 million, an increase of 278%.(1)

        The China National Transformer Association also reports that from 2001 through 2005, the production and sales of cast resin transformers in China was 94.13 million KVA, translating into an average production and sales per year of 18.83 million KVA, which represents a compound annual growth rate of 12.6% in sales of transformers in China.(1) According to industry experts, the power generating capacity in China is expected to increase to 900 million kilowatts by the year 2020, which represents an annual compound growth rate of 5% to 6%. This increase in power generating capacity represents increased market opportunities for us.

        The table below sets forth our consolidated sales, by geographic region, for the years ended December 31, 2004, 2005 and 2006:

	Year Ended December 31,
	2004	2005	2006
	(U.S. Dollars in millions)
Beijing	5.06	7.14	9.9
Guangdong	4.10	5.10	3.5
Wuhan	2.22	3.10	5.5
Chongqing	1.14	2.09	2.2
Yunnan, Guizhou	1.17	1.88	2.9
Sichuan	2.62	2.87	5.3
Liaoning	5.29	5.46	9.8
Shanghai	3.30	3.61	7.3
Jiangsu	5.05	6.19	8.1
Zhejiang	1.81	2.67	4.04
Tianjin	2.38	2.49	22.6
Guangxi	1.54	1.64	1.2
Changsha	1.34	1.56	3.0
Shanxi	1.24	1.32	3.0
Hainan	0.94	-	-
Other	3.05	6.49	9.8

Total:	42.25	53.61	82.3

_________________

    (1)        This year, the China National Transformer Association has delayed the dissemination of certain reports. We have, thus, been unable to obtain certain statistics for 2006.

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

        We maintain at least two suppliers for each of our major raw materials in order to enhance our ability to obtain an adequate supply of high quality, competitively-priced raw materials. The main suppliers of our principal raw materials are as follows:

Material	Supplier	Country

	Hexion Specialty Chemicals, Inc.	U.S.

Cast Resin	Xiamen Xiangyu Speed Fair Trading Co., Ltd.	China
(Chinese distributor for Huntsman Advanced Materials, Inc.)

	Thyssenkrupp Electrical Steel GmbH	Germany

Silicon Steel	Legnano Teknoelectric Company S.P.A.	Italy

	Wuhan Steel Processing Co., Ltd.	China

Copper	Jiangyin Golden Ball Group Co., Ltd.	China

(Rod)	TongLing Nonferrous Metals (Group) Inc.	China

(Foil)	MKM (Mansfelder Kupfer and Messing GmbH)	Germany

	Luoyang Copper (Group) Co., Ltd.	China

(Wire)	Nexans TianJin Magnet Wire & Cable Co,. Ltd.	China

	Guangdong Zhongshan Electric Wire & Cable Co., Ltd.	China

(Bus-bar)	Outokumpu Copper Products(Malaysia) SDN. BHD	Malaysia

	Jiangyin Electrical Alloy Co., Ltd.	China

	Jiangyin Huaxi Copper Products Co., Ltd.	China

        Other raw materials required to produce our products include copper wire, glass fiber, and quartz powder. We purchase our glass fiber, and quartz powder from local suppliers in nearby regions and believe that these materials are readily available.

        Because of strong demand for steel and copper, prices these materials increased markedly during 2006. By raising prices, cutting costs through vertical integration, and further optimizing our manufacturing processes to reduce waste, we successfully limited the impact of rising materials costs on our profit. Although we currently do not engage in any hedging activities, we are actively exploring means to use the futures market to minimize our exposure to sudden price fluctuations. We expect the price of steel and copper to continue to rise in 2007, albeit at a slower pace than 2006. Strong demands worldwide on these materials and uncertain pricing in steel and copper may impact our raw materials costs during 2007.

Our sales and marketing network

        We sell our cast resin transformers through our sales network, which consists of the use of 36 regional sales offices in various cities in China, including Beijing, Shanghai and Chongqing. We employ 73 sales representatives, 50 of whom are based in our regional sales offices and 23 are based at our headquarters in Haikou. All of our sales representatives are salaried employees. We also sell our products through 4 independent sales agents who receive commissions based on sales. We sell the majority of our transformers in Beijing, Guangdong, Jiangsu and the northeast of China.

Our significant customers

        Sales to our five largest customers aggregated approximately 13%, 16%, and 16% of our total sales during the fiscal years ended December 31, 2004, 2005, and 2006, respectively, and sales to our largest customer for those same periods accounted for approximately 3.2%, 5%, and 6.3% of our total sales, respectively. There can be no assurance that any of our principal customers will maintain their volume of business with us or that a similar volume of business will be forthcoming from new or existing customers to replace any lost business. The loss of one or more of these existing principal customers without replacement by a customer of similar volume could have a material adverse effect on our business and financial condition.

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

Our competitors in the electric transformer business

        We believe that there are many manufacturers of cast resin transformers in China, most of which are small scale manufacturers. We primarily compete in the cast resin transformer market with two large transformer manufacturers but also with a large number of small transformer manufacturers. Most of our competitors are government-owned entities. We believe that in 2006, only 11 Chinese cast resin transformer manufacturers had an annual electricity production in excess of 300,000 KVA per year, whereas we produced approximately 4 million KVA in 2006.

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

General conditions in China

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

        China is considered to be a high risk nation for business and investment in the Asian region. Although China recently has permitted greater provincial and local economic autonomy and private economic activity, the government of China has exercised and continues to exercise substantial control over virtually every aspect of the Chinese economy through regulation and state ownership. Therefore, government action in the future, including any decision by the Chinese government not to continue to support the economic reform program that it commenced in the late 1970‘s and the possible return of China to the more centrally-planned economy that existed prior to the economic reforms, could have a significant effect on economic conditions in China and on our operations. China’s economic reform plan was designed to bring into China foreign investment capital and technological advancements. The result of these reforms has been a move towards a more mixed economy and away from a more centrally-planned economy. The process of shifting more responsibility for various aspects of economic enterprise to local management and regional authorities continues, even though the system of Chinese socialism still involves considerable influence by the central government in economic areas of production and marketing.

        Because we are a foreign company conducting our operations and owning assets primarily in China, our operations and assets are subject to political, economic, legal and other uncertainties which affect companies operating in China.

Government regulation in China

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

International trade in China

        Currently, a significant portion of China’s economic activity is export-driven and, therefore, is affected by developments in the economies of China’s principal trading partners, including the U.S.

        China’s entrance into the WTO, effective December 11, 2001, will result in important development opportunities for its economic construction as well as many challenges. The “Most Favored Nation” status and the national treatment that China will gain from other WTO members will be help increase the country’s export volume. In accordance with the WTO agreement, China will work to adopt transparent and equitable trade and investment policies, continue to improve the investment and business conditions, encourage fair competition, accord national treatment where needed and further strengthen the protection of intellectual property rights and all the legitimate rights and interests of foreign investors. The central government is accelerating the drafting of amendments and the abolishment of obsolete laws, rules, and regulations in accordance with China’s WTO commitments. China’s entrance into the WTO will create many economic opportunities for China, as well as many challenges.

        Since January 1, 2005, China has entered into the “post-WTO transitional period” from its WTO entry. The “post-WTO transitional period” is the period from January 1, 2005 to the date when China opens all its sectors it promised to foreign participation. This will negatively impact domestic sales of China’s agricultural, auto, financial, and services industries, as well as the retail sector, because domestic businesses in these industries will lose sales to their foreign counterparts. In 2005, the transitional period for several important service sectors, including banking, securities, insurance, and retail trade will expire. In 2005, the Chinese government abolished regional limitation on foreign insurance companies, reduced asset requirements on foreign brokerage firms, and allowed for the establishment of foreign-funded brokerage firms without joint venture requirements. On December 11, 2006, new regulations on the administration of foreign-funded banks took effect marking the full opening of the country’s banking sector to foreign competitors. Foreign-funded banks can now conduct Renminbi business for Chinese citizens. The Chinese government is encouraging foreign banks to incorporate locally and set up subsidiaries to minimize risks for Chinese customers. Foreign banks that continue to run their Chinese operations as branches operated from overseas may find that the range of services they can offer customers will be restricted. China also opened its foreign exchange business to foreign-funded banks. Some 111 foreign financial institutions now offer Renminbi services to Chinese and foreign enterprises in 25 cities all over China. In 2007, regional limitations on basic telecommunications will be cancelled. Foreign telecommunications companies will be allowed to own up to 49 percent of telecommunications joint ventures.

        According to the Customs General Administration, the total volume of China’s foreign trade in 2006 reached a record high of 1.76 trillion U.S. dollars, up 23.8% over the prior year. Of this total, the value of exports was 969.1 billion U.S. dollars, up 27.2 percent, and the value of import was 791.6 billion U.S. dollars, up 20 percent. China had a trade surplus of 177.5 billion U.S. dollars. On April 1, 1996, the Chinese government reduced the rate of import duties of 4,971 tax items, thus effectively decreasing the tariff rate from 35% to 23% on average. On October 1, 1997, the Chinese government reduced the import duty rate of 4,874 commodity items, reducing customs duties from 23% to 17% on average. Starting from January 1, 2001, the Chinese government decided to reduce customs duties again, decreasing the overall level of customs duties to 15.3%. This decrease involved 3,462 items, making up 49% of China’s total tax items. Having entered the WTO, the Chinese government will continue to carry out its promise of gradually reducing customs duties. Commencing January 1, 2005, China’s overall customs duty rate decreased to 9.9% from 10.4%, which includes the reduction of the average import duty rate for agricultural products which decreased from 15.6% to 15.3% and the average import duty rate of industrial products which decreased from 9.5% to 9%. These tariff reductions may allow a flow of more foreign goods into the domestic market at lower prices and will pose competitive pressure on Chinese enterprises.

        In 2006, China paid-in 69.5 billion US dollars of foreign direct investment, and attracted 63.02 billion US dollars of foreign direct investment. The foreign direct investment actually used in 2006 was 63.0 billion US dollars, an increase of 4.5 percent. The year-end foreign exchange reserves of China reached 1,066.3 billion US dollars, an increase of 247.3 billion US dollars as compared with that at the beginning of the year. While China’s entry into the WTO and the related relaxation of trade restrictions may lead to increased foreign investment, it may also lead to increased competition in China’s markets from international companies.

Economic conditions in China and how they affect us

        According to the National Bureau of Statistics (“NBS”), China’s GDP in 2006 reached RMB20.94 trillion (2.68 trillion U.S. dollars), an increase of 10.7% over the previous year. Of this total, the added value of primary industry rose 5% to RMB2.47 trillion (290.7 billion U.S. dollars), that of secondary and tertiary industries rose 12.5 and 10.3% to RMB10.2 trillion (1.31 trillion dollars) and RMB8.27 trillion (1.06 billion dollars), respectively.

        According to data released by the National Bureau of Statistics, China’s total value added of the industrial sector was 9,035.1 billion Yuan (1,158 billion US dollars), up by 12.5 percent over the previous year. The value added of industrial enterprises above the designated size (with an annual sales volume of at least five million Yuan) was up by 16.6 percent and their sales ratio was 98.1 percent. The profits made by the industrial enterprises above the designated size were 1,878.4 billion Yuan (240.82 billion US dollars), an increase of 31 percent over the previous year.

        National revenue reached 3.93 trillion Yuan (503.85 billion US dollars), a year-on-year increase of 769. 4 billion Yuan (98.64 billion US dollars). Urban per capita disposable income was 11,759 Yuan (1507.6 US dollars), an increase of 10.4 percent in real terms after allowing for price factors, and rural per capita net income was 3,587 Yuan (459.87 US dollars), up 7.4 percent in real terms after allowing for price factors.

        In 2006, consumer spending remained stable but showed invigorating signs in China last year, the total retail sales of consumer goods reach 76,410 billion Yuan(9,796.15 billion US dollars), a year-on-year growth of 13.7 percent, which is 0.8 percentage points higher than that in the previous year. Of this total, the retail sales of consumer goods in urban areas increase by 14.3 percent and the retail sales at county and below county level is up by 13.3 percent.

        According to the National Development and Reform Commission of China, the general level of consumer prices in China was up by 1.5 percent over the previous year. Of this total, the prices for service items were up 1.8 percent. The retail prices of commodities were up by 1.0 percent, while the producers’ prices for manufactured goods increased by 3.0 percent, and the purchasing prices for raw materials, fuels and power went up by 6.0 percent. The prices for investment in fixed assets were up 1.5 percent. Producers’ prices of farm products were up by 1.2 percent. The sales prices for housing in 70 large and medium cities were up by 5.5 percent.

        The completed investment in fixed assets of the country in 2006 was 10,987 billion Yuan(1,408.59 billion US dollars), up by 24 percent over the previous year. Of the total investment, that in urban areas was 9,347.2 billon Yuan(1,198.36 billion US dollars), up by 24.5 percent; and that in rural areas reached 1,639.7 billion Yuan (210.22 billion US dollars), up by 21.3 percent.

        The electricity consumption in China still maintained a fast growth rate in 2006. In 2006, China produced 2,834.4 billion kilowatt-hours, up 13.5 percent from a year ago and consumed 2,824.8 billion kw-hours with a year-on-year growth of 14 percent. The manufacturing sector remains the top power consumer of the country, with its total power consumption rising 14.3 percent to 2135.4 billion kw-hours in 2006. The heavy industry consumed 1702.1 billion kw-hour with an annual growth in 2006 of 15.4 percent. Power consumption of the light industry rose by 11.9 percent to 413.3 billion kw-hours. The growth is 1.87 percent higher than in 2005. The service sector consumed 282.2 billion kw-hours, up 11.8 percent from 2005, while power consumption by households rose by 14.7 percent to 324 billion kw-hours.

        China generated 447.97 billion kilowatt-hours of electricity from January to February 2007, an increase of 16.6 percent year on year, according to China Electricity Council (CEC). China’s power consumption would grow by 12.5 percent in 2007, the CEC predicted.

        According to the State Electricity Regulatory Commission (SERC), there will not be any large-scale power shortages in 2007. With a number of power stations coming on line, there will be a balance between supply and demand. This year, the generation capacity is expected to reach 700 gigawatts, adding that installed capacity would increase by 90-95 gigawatts.

        Under the government’s development plan, by 2010, the overall generating capacity will reach 800 million kw, of which 35 percent would be “clean power” generated from hydropower, nuclear energy and other forms of new energy.

        According to the 11th five-year plan (from 2006 to 2010), China will invest a total amount of 1,200 billion Yuan in the construction of power grid during the period of 2006 – 2010, which represents an annual investment of 250 billion Yuan.

        China will build new 60,000 kilometers of the above 330 KV power transmission lines, 300 million KVA of the above 330 KV transformation capacity, 100,259 kilometers of the above 500 KV alternating current lines, 39.25 million KVA of the above 500 KV transformation capacity and 2,480 kilometers of the above 500 KV direct current lines during the period of 11th five-year plan.

        From 2006 to 2010, China will invest annually 340 billion Yuan in the construction of power grid and power sources, and 17 billion Yuan in the transmission and distribution equipment.

China’s Corporate Income Tax

        Currently, the income tax rate for domestic companies in China is 33% while it is 15% for foreign funded companies. China offers preferential tax treatment to foreign funded companies as a means to attract foreign direct investment. There has been a nationwide debate on whether, given its current state of development, China should continue to offer preferential tax treatment to foreign funded companies. Experts and domestic companies complained that the preferential tax treatment does not accord to WTO’s principles, unfairly discriminates against local firms that compete with foreign funded companies, and results in a reduction of China’s tax revenues. After much debate, the National People’s Congress, China’s parliament, promulgated on March 16, 2007 a new Corporate Income Tax Law that sets a unified corporate income tax rate of 25% applicable to both domestic and foreign funded Companies. The new tax law is scheduled to take effect on January 1, 2008. The National People’s Congress has delegated rulemaking authority to the State Council and the State Administration of Taxation.

        Our headquarters and primary manufacturing facility are located in Hainan province, which has been designated a SEZ by the Chinese government. Our second manufacturing facility is being built in an EDZ in Wuhan, China. We enjoy preferential tax treatment in both Hainan and Wuhan. Since neither the State Council nor the State Administration of Taxation has published regulations implementing the new tax law at this time, it is not clear whether and how the new tax law would apply to foreign funded companies operating out of SEZs or EDZs. Although we expect the Chinese government to continue to offer preferential tax treatment to foreign funded companies operating out of SEZs and EDZs, we cannot assure that such policies would continue. As a result of the new tax law, we may be subject to increased taxation which could adversely affect our profitability.

Organizational Structure

        We primarily conduct our business through our subsidiary, Hainan Jinpan, a corporation that is located in China. We currently own 100% of the common stock of Hainan Jinpan. At December 31, 2006, we owned 85% of Hainan Jinpan. We also own 100% of the common stock of Jinpan International (U.S.A.) Ltd., a New York corporation that conducts our North American operations.

Property, Plants and Equipment

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

        Our headquarters, administrative, and manufacturing facilities are located at 100 Nanhai Ave., Haikou, Hainan Province, China, which encompass approximately 40,000 square meters of building space. Part of the property was previously purchased by Haikou Jinpan and was contributed to Hainan Jinpan. The total rent for the leased portion of the property is approximately RMB 102,000 (including maintenance fees), payable monthly. Our subsidiary, Jinpan International (U.S.A.) Ltd., has administrative offices in Englewood Cliffs, New Jersey, which encompasses approximately 130 square meters and is subject to a lease expiring in March 2009. This lease provides for rent of approximately US$2,940 per month.

        In February 2007, we purchased approximately 400,000 square feet of land in Wuhan, which is located in the center of China, closer to our material suppliers and provides easy access to the highway and railroad. The land will be used for the expansion of our production facility. The land and construction will cost approximately US$6 million. We expect to complete the construction by the end of 2007 and begin production in early 2008. It is expected that the Wuhan facility will increase our annual production capacity by 50%. The Wuhan expansion was financed from the net proceeds we received from our stock sale in December 2006 as described in Item 10.

        We lease 31 and own 4 sales offices in China, located in Beijing, Shanghai, Hefei, Nanning, Anshan, Changsha, Hangzhou, Kunming, Tianjin, Wuhan, Chongqing, Chengdu, Suzhou, Taiyuan,

Shenyang, Xian, Guangzhou, Lanzhou, Shenzhen and Dalian, which are subject to leases that provide for monthly rents ranging from RMB500 to RMB7,500 per month. These sales offices range in size from 50 square meters to approximately 165 square meters. We also use office space in the sales offices of three of our independent sales agents, where instead of paying rent for the use of the office space, we pay additional commissions to our independent sales agents who work from these offices.

        During year 2006, we manufactured 3,429 units of transformers which equates to approximately 3,750,000 KVA. We used approximately 90% of our full manufacturing capacity, 4,200,000 KVA, in 2006.

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

        As of December 31, 2005 and 2006, the Provision for Doubtful Accounts was RMB 10.6 million and RMB 9.9 million respectively. For the year ended December 31, 2006, we recorded an additional provision of RMB 0.8 million for the year ended December 31, 2006 based on our estimates.

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

        As of December 31, 2005 and 2006, we recorded inventory obsolescence allowance in the amount of RMB 1.2 million and RMB 1.2 million. For the year ended December 31, 2005, we did not have to record any additional allowance subsequent to the year-end because actual write-offs were lower than the estimated amounts.

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

Operating Results

Summary of Financial Results

        The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 2004, 2005 and 2006.

	Year ended December 31
	2004	2005	2006
Net sales	100%	100%	100%
Cost of goods sold	(65.40)%	(67.96)%	(72.17)%
Gross profit	34.60%	32.04%	27.83%
Selling, general and administrative expenses	(24.30)%	(20.48)%	(16.05)%
Other income	0.9%	0.6%	0.44%
Income tax provision	(1.2)%	(2.0)%	(1.67)%
Income before minority interest	10%	10.16%	10.55%
Minority interest	(1.7)%	(1.7)%	(1.5)%
Net income	8.3%	8.46%	9.05%

Year ended December 31, 2006 compared with the year ended December 31, 2005

        Sales.        Net sales increased RMB 215 million (US$28.7 Million) or approximately 49% from RMB 438 million (US$53.6 Million) in the year ended December 31, 2005 to RMB 653 million (US$82.3 Million) in the year ended December 31, 2006. The increase in sales is mainly attributable to the development of certain reactors, which we began to sell in 2006. This contributed RMB 26.5 million to the sales increase. The increase is also due to an increase in the sale of switchgear and substations, the sales of which increased by 87% as compared with 2005, and contributed RMB 30.7 million to the sales increase. We also raised the standard selling price of transformers during 2006 due to higher cost of materials, which accounted for approximately RMB 27.6 million of our sales growth. The increase in the sales of transformers (quantity) contributed approximately RMB 130.4 million to the sales increase.

        Cost of goods sold. Cost of goods sold increased RMB 173.6 million (US$22.9 Million) or approximately 58% from RMB 297.8 million in the year ended December 31, 2005, to RMB 471.4 million in the year ended December 31, 2006. Cost of goods sold as a percentage of sales increased by 4.2% in the year ended December 31, 2006, from 67.96% in the year ended December 31, 2005, to 72.17% in the year ended December 31, 2006. The increase was a result of worldwide price increases of raw materials associated with steel and copper during the year 2006. The average steel price was RMB 36,000 per ton in 2006, which was about the same as 2005, and the average copper wire price was RMB 68,500 per ton, which was an increase of approximately 49% as compared with 2005. The cost of goods sold as percentage of sales would have increased 24.4% if we did not take the measures mentioned below. We improved the production design and efficiency which cut costs by approximately 2.2%. We increased our selling price, as mentioned above, which reduced the ratio of costs of goods sold to sales by approximately 18%. Overall, the cost of goods sold as a percentage of sales increased by 4.2%.

        Gross Profit. Gross profit increased RMB 41.4 million (US$5.7million) or approximately 29.5% to RMB 181.8 million in the year ended December 31, 2006 from RMB 140.4 million in the year ended December 31, 2005. As a percentage of sales, gross profit decreased from 32.04% in the year ended December 31, 2005, to 27.83% in the year ended December 31, 2006. This decrease also resulted from the aforementioned raw material price increase.

        Selling and Administrative. Selling and administrative expenses, including the provision for doubtful debt, increased by RMB 15.8 million (US$2.0 million) or approximately 17.9% from RMB 88.4 million in the year ended December 31, 2005, to RMB 104.2 million in the year ended December 31, 2006. As a percentage of sales, selling and administrative expenses decreased 4.1%, from 20.2% in the year 2005 to 16.1% in the year ended December 31, 2006. The decrease of 4.1 % was primary the result of reduction in the areas of sales agents’ fee, and traveling and meal entertainment expenses. We continue to focus on achieving operating efficiencies by reviewing and enhancing our business processes and cost structures.

        Net Income. Net income increased RMB22.6 million (US$2.9 Million) or approximately 60.9% from RMB37.1 million (US$4.5 million) in the year ended December 31, 2005 to RMB59.7 million (US$7.5 million) in the year ended December 31, 2006. As a percentage of sales, net income increased from 8.46 % in the year ended December 31, 2005, to 9.13% in the year ended December 31, 2006.

        Basic Earnings Per Share. Earnings per share increased RMB3.30 (US$0.43) or approximately 58% from RMB5.7(US$0.70) in the year ended December 31, 2005 to RMB9.00 (US$1.13) in the year ended December 31, 2006.

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

        Basic Earnings Per Share. Earnings per share increased RMB1.26 (US$0.16) or approximately 28.38% from RMB4.44(US$0.54) in the year ended December 31, 2004 to RMB5.70 (US$0.70) in the year ended December 31, 2005.

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

        During 2006, the fluctuations in the Renminbi has not materially impacted our business. We currently do not engage in any hedging activities that could minimize the effect of exchange rate risks.

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

Taxation

        Hainan Jinpan is subject to PRC income tax at the applicable tax rate of 15%. However, Hainan Jinpan has enjoyed a 50% tax exemption approved by China’s government since 1997. The 50% tax exemption ended on January 1, 2005.

Liquidity and Capital Resources

        Historically, we financed our operations principally through cash generated from our operations, bank borrowings and securities offerings.

        We have a credit facility of RMB48.4 million with the Nan Yan Commercial Bank. The letter of credit under this credit facility is guaranteed by Jinpan International Ltd. and accrued interest at a weighted average rate of 5.92% per annum for the year ended December 31, 2006. We also have an unsecured letter of credit facility from the Bank of China for RMB 35 million, accruing an average interest rate of 6.5% per annum. The Nan Yan Commercial bank credit facility will expire in August 2007 and the Bank of China credit facility was extended in May 2006 for one more year. We also received from the Bank of China, a working capital credit facility of RMB 30,000,000. The entire RMB 30,000,000 credit line was used as of December 31, 2006. As of December 31, 2006, the total amount borrowed under the foregoing credit facilities was RMB 46.7 million.

        On December 19, 2006, we entered into Securities Purchase Agreements with certain institutional and accredited investors providing for the issuance and sale of 1,350,371 shares (the “Shares”) of our common stock for an aggregate purchase price of approximately US $25.7 million. The sale of the Shares closed on December 22, 2006.

        On December 31, 2006, we had working capital of RMB456 million compared to RMB234.6 million at December 31, 2005. This increase is due to an increase in cash from private equities investors, accounts receivable and inventories. At December 31, 2006, we had approximately RMB256 million (US$33 million) in cash and cash equivalents as compared to RMB 52.4 million (US$6.4 million) at December 31, 2005. The increase in cash and cash equivalent of RMB 203.6 million was mainly due to issue new shares to private investors of RMB 185 million, cash generated from operating activities of RMB 39.2 Million, and payment of capital expenditures of RMB 21 million.

        In our opinion, we believe that our working capital is sufficient for our present capital requirements.

        As of December 31, 2006, we had inventories of RMB145.1 million as compared to RMB107.3 million as of December 31, 2005. The increase of RMB37.8 million is primarily as a result of (1) RMB4.6 million decrease in raw materials; (2) RMB36.8 million increase in finished goods; and (3) RMB5.6 million increase in work in process. The build-up in finished goods was due to certain orders that were delivered in January 2007.

        Net cash provided from operating activities in 2006 was RMB 39.2 million which is RMB 19.7 million more than the cash flows provided by operating activities during year 2005. Cash provided from operating activities during 2006 was primarily the result of increases in accounts payable of RMB of 24.4 million, inventories of RMB 37.8 million, accounts receivable of RMB 27.4 million, and net income of RMB 66.5 million after adjusting for non-cash depreciation expense of RMB 6.8 million. Net cash used in investing activities in 2006 was RMB 21 million which was primarily the result of expanding production facilities for RMB 10 million and purchasing equipment of RMB 11 million. We do not expect any material changes in cash receipts from sales to our customers and payments made to our vendors to acquire inventory.

        Our principal commitment consists of a long-term obligation outstanding under our operating lease. We expect to increase capital expenditures of RMB 50 million in the year 2007.

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

Aggregate Contractual Obligations

        Apart from the operating lease commitment disclosed in note 12 to the audited financial statements, we have no other material contractual obligations. As of December 31, 2006, our operating lease obligated us to the following payments:

	Payments due by period (RMB in thousands)

Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years

Operating Lease Obligations	6,782	936	1,093	733	4,020
Total	6,782	936	1,093	733	4,020

Research and Development, Patents and Licenses, etc.

        Our success is based partly on our research and development policies over the past three years, which included focusing on developing advanced transformer technologies driven by power distribution and generation applications. We have also focused on developing other equipment, peripheral to transformers, in an effort to increase product offerings, and incorporating the latest manufacturing technologies into our production processes. Such development has focused on alternative forms of energy, including technology that harnesses wind and solar energy. We will continue to invest in developing new technology through research and development along these lines, which will ultimately enable us to reach new markets and supply technologically advanced products that possess superior quality and performance and create more value for our customers.

        In 2006, we continued our customer centric approach to research and development, developing products to meet their needs. We completed the following projects that were started in 2005.

(1)	Development of ZICB9 isolation transformer for use in 800 Mega-watt power plants;

(2)	Development of our ZQSC line of multiple coil rectifier transformers; and

(3)

Development of switchgear included KYN28A-12 switchgear with a modular construction facilitating retrofitting and equipment upgrading, GCMS/GCL low voltage switchgear, and DC low voltage switchgear for uninterruptible power supplies (UPS). Two new substations were also developed: YBM3A & ZGS9.

        In 2006, our research and development efforts focused on cost reduction initiatives. We successfully developed a transformer design that could use non-conventional materials that could lower cost without compromising performance. In the field of alternative energy, we continued our efforts to expand the application of cast resin transformer and reactor in wind farms and nuclear plants.

        In 2006, 2005, and 2004, we incurred RMB 5,149,000, RMB 4,459,000, and RMB1,962,000 respectively, in research and development costs.

Keeping abreast of the latest developments in the industry

        Our technical staff remains well informed with respect to advances in manufacturing equipment raw materials and processing methods. Detailed information is gathered by attending major industrial fairs and trade shows related to our industry. Typically, our technical staff attends such events as the Industrial Fair in Hanover, Germany, the International Electri-technical Exhibition in Beijing, China, and the IEEE Power Engineering Society’s (“PES”) Transmission and Distribution show in the U.S. Members of our technical staff recently participated in all of these major shows and held technical discussions with major equipment and material suppliers and manufacturers.

Trends

        Based on our increased sales force, we foresee that sales will continue to grow during 2007. However, the costs of our raw materials have increased as demand and prices for steel and copper have increased and we anticipate that they will continue to increase. Strong demands worldwide on these materials and uncertain pricing in steel and copper are likely to impact our costs during 2007. To counteract the effects of the rising costs of raw materials, we may increase the prices of our products during 2007, so that sales revenues and net income continue to rise at a steady rate.

Dividends

        Any future payment of dividends is within the discretion of our board of directors and will be dependent upon, among other things, our earnings, capital requirements, financing agreement covenants, our financial condition, and applicable laws. In January 2006, the board declared a cash dividend of US$0.24 per share. We made the first distribution of US$0.12 per share on February 28, 2006 and the second distribution of US$0.12 per share in August of 2006. On January 15, 2007, the board of directors declared a cash dividend of US$0.24 per share of common stock for 2007. We made the first distribution of US$0.12 per share on February 28, 2006, to shareholders of record on February 22, 2007. The board may or may not declare additional dividends in the foreseeable future; however, to the extent that the board may decide to pay cash dividends in the future, these dividends will be declared from the retained earnings, e.g., surplus, as determined by resolution of the board. As we are a holding company, the amount of our retained earnings will be limited by the amount of dividends which can be declared by our subsidiaries under applicable law as discussed directly below.

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

Legal Proceedings

        We are not party to, nor is our property the subject, of any legal or arbitration proceeding that is material.

Off-Balance Sheet Arrangements

        We do not have any off-balance sheet arrangements.

Item 6. Directors, Senior Management and Employees.

Directors and Senior Management

        Our directors and executive officers are as follows:

Name	Age	Position

Li Zhiyuan	52	Chairman of the Board of Directors, President, and Chief Executive Officer

Ling Xiangsheng	55	Vice Chairman of the Board of Directors and Vice President

Jing Yuqing	44	Secretary

Stephan R. Clark	53	Director

Li-wen Zhang	52	Director

Donald S. Burris	63	Director

Mark Du	46	Principal Financial Officer

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

        Stephan R. Clark was elected director in 2006 to replace Mr. William D. Nagel who retired from the Board of Directors. Mr. Clark served as Group Vice President of Connectivity Solutions and Chief Operating Officer at Avaya Communications from January 2000 to January 2004. From October 1997 to January 2000, Mr. Clark served as the Marketing and Sales Vice President of Lucent Power Systems. From January 1982 to October 1997, Mr. Clark worked at AT&T where he acted as the managing director and chief representative in China and the regional managing director for the Asia/Pacific, as well as holding various sales and marketing positions. While at AT&T, Mr. Clark also served as program director for the AT&T Executive Education Program at the Wharton School at the University of Pennsylvania and the chairman for the Public Affairs Committee of American Chamber of Commerce in the People’s Republic of China. Mr. Clark holds a B.F.A. degree in political communication from Southern Methodist University and an M.A. in Management from the University of Texas at San Antonio.

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

        Donald S. Burris was elected to our Board of Directors in June 2001. Mr. Burris is the senior principal in the firm of Burris & Schoenberg, LLP, an AV-rated West Coast based law firm with a national and international practice. Mr. Burris served as editor-in-chief of the Georgetown Law Journal and as a law clerk to the Honorable James R. Browning of the United States Court of Appeals for the Ninth Circuit and has taught at the Georgetown Law Center, Loyola University School of Law, and the International Law Institute in Washington, D.C. Mr. Burris also served with distinction as a Special Counsel for the United States Senate Watergate Committee. Mr. Burris brings to the Company thirty-one years of experience as a successful businessman and business litigation attorney who has counseled clients from both a business and legal perspective.

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

Compensation of Directors and Officers

        The total compensation paid to our directors and officers during the last fiscal year was RMB5,807,495 comprised of salaries in the amount of RMB3,944,175 and bonuses in the amount of RMB1,863,320. During 2006, Hainan Jinpan did not reserve for any pension, retirement or similar benefits for directors and officers.

        In February 2001, we granted stock options to five of our directors and our Chief Financial Officer, to purchase an aggregate of 120,000 shares of our common stock. Such options are exercisable at US$1.35 per share and, subject to termination of employment, expire 8 years from the date of grant. The options are not transferable other than on death.

        In September 2003, we granted stock options to seven of our employees to purchase an aggregate of 140,000 shares of common stock. Such options are exercisable at the price of US$3.55 per share and are subject to termination of employment, furthermore, the options expire 10 years from the date granted, are not transferable other than on death and are exercisable from the date of grant.

        In January 2004, we entered into stock option agreement with three of its independent directors, to purchase 30,000 shares of our common stock. Options granted are exercisable at the price of US$7.34 per share. The term of the options is 10 years from the date granted. The options are not transferable other then death, and are exercisable from the date granted.

        Prior to 2006, we adopted the disclosure-only provision of SFAS Statement No. 123, Accounting for Stock Based Compensation (“SFAS123”) and applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations in accounting for our employee stock-based compensation plans. Compensation expense, both recorded and pro forma, is recognized over the options’ vesting period. Effective January 1, 2006, we adopted the modified prospective transition method provided by SFAS 123(R). As of December 31, 2006, all compensation cost related to non-vested share-based compensation arrangements granted under the employee stock option plan has been recognized.

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

        Our audit committee consists of Stephan R. Clark ,Donald S. Burris, and Dr. Li-Wen Zhang, all of whom are independent directors. Mr. Stephan R. Clark is the chair of audit committee. The Audit Committee oversees our auditing procedures, receives and accepts the reports of our independent certified public accountants, oversees our internal systems of accounting and management controls, and makes recommendations to the Board of Directors as to the selection and appointment of our auditors. The audit committee is governed by the terms of the Charter of the Audit Committee of the Board of Directors.

        Our compensation committee consists of Donald S. Burris, Stephan R. Clark and Li-Wen Zhang. Mr. Donald S. Burris is the chair of the compensation committee. The function of the Compensation Committee is to administer the 2006 Stock Incentive Plan and to have authority over the salaries, bonuses, and other compensation arrangements of our executive officers.

        Our Nominating and Corporate Governance Committee consists of Li-Wen Zhang, Donald S. Burris, and Stephan R. Clark. Dr. Li-Wen Zhang is the chair of the Nominating and Corporate Governance Committee. This committee (1) identifies individuals qualified to become members of the Board, (2) selects, or recommends to the Board, the director nominees for the next annual stockholders meeting, (3) selects candidates to fill any vacancies on the Board; and (4) develops and recommends to the Board a set of corporate governance principles applicable to the corporation.

Employees

        As of December 31, 2006, we had approximately 502 employees in China, including 83 engineers or technicians, 47 management and administrative personnel, 73 marketing and sales personnel, 288 factory personnel and 5 employees in the United States, including 2 management and administrative personnel, 1 marketing and sales personnel, 1 accounting personnel, and 1 legal personnel. All of our employees are contract employees, except our U.S. employees, and have entered into renewable employment contracts with us. Terms of our employment agreements with management, engineers, sales persons, and technicians range from two to three years and the terms of our employment agreements with support personnel range from six months to one year.

        Our employees are not currently members of a trade union. We have not experienced any strikes or other labor disputes that have interfered with our operations and we believe that our relations with our employees are good.

Share Ownership

        Under the 2006 Stock Incentive Plan, we may issue stock or options to our or our subsidiaries’ officers, directors, and consultants. The committee that administers the plan has the discretionary authority to grant stock or options, subject to certain limitations as set forth in the plan. Generally, the exercise price for the options shall not be less than fair market value of common stock on the date of grant. However, generally, when granted to a holder who owns more than 10% of the total combined voting power of all classes of stock of us and our affiliates, the exercise price cannot be less than 110% of the fair market value of the common stock on the date of grant. The term of the option may not exceed 10 years from the date of grant, or five years for persons who own more than 10% of the total combined voting power of all classes of our stock, of any of our subsidiaries or a parent.

Item 7. Major Shareholders and Related Party Transactions.

Major Shareholders

        The following table sets forth specific information as of June 7, 2007, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding ordinary shares, (ii) each of our directors, and (iii) the number of our ordinary shares beneficially owned by all officers and directors as a group.

Title of Class	Name of Beneficial Owner	Amount Owned(1)	Percent of Class
Common Stock	Li Zhiyuan (2)	1,852,829	22.67%
Common Stock	Jing Yuqing (3)	1,852,829	22.67%
Common Stock	Ling Xiangsheng (4)	953,314	11.67%
Common Stock	Stephan R. Clark (5)	2,333	*
Common Stock	Li-wen Zhang (6)	10,000	*
Common Stock	Donald S. Burris	4,000	*
Common Stock	All officers and directors as a group (6 persons)(7)	2,822,476	34.54%

_________________

*	Represents share ownership of less than one percent (1%).

(1)	We believe that all persons named in the table have sole investment power with respect to all shares of common stock beneficially owned by them, unless otherwise noted in these footnotes.

(2)	Includes: (i) 1,249,363 shares of common stock, (ii) 603,466 shares of common stock beneficially owned by Jinq Yuqing, the wife of Mr. Li , as to which Mr. Li disclaims beneficial ownership.

(3)

Includes: (i) 603,466 shares of common stock (ii) 1,249,363 shares of common stock beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer, and President, as to which Ms. Jing disclaims beneficial ownership. .

(4)	Includes: (i) 953,314 shares of common stock.

(5)	Represents 2,333 shares of common stock issuable upon exercise of currently exercisable stock options.

(6)	Represents 10,000 shares of common stock issuable upon exercise of currently exercisable stock options.

(7)	Includes 56,083 shares of common stock issuable upon exercise of currently exercisable stock options issued to all directors and executive officers.

        To the best of our knowledge, as of June 7, 2007, 5,910,058 shares of common stock or 72.26% of all shares of common stock outstanding were held by 14 record holders in the United States.

        Our shareholders who beneficially own 5% or more of the common stock outstanding do not have different voting rights from other shareholders of common stock.

        Since February 9, 2004, beneficial ownership percentages for Mr. Li, Ms. Jing, and Mr. Ling have decreased by 6.48%, 6.48%, and 5.91%, respectively, to the percentages as indicated in the chart above.

Related Party Transactions

        During the year ended December 31, 2003, the minority shareholder in the joint venture, borrowed RMB11,277,000 from Jinpan JV which carries an annual interest rate of 5.31%. RMB8,947,000 was repaid in November 2003 and the remainder was repaid in December 2003. Interest income of RMB475,000 was received from the minority shareholder in June 2004.

        On February 14, 2006, we completed the acquisition of the 15% minority interest in Hainan Jinpan for a purchase price of US$11 million. Upon completion of the acquisition, Hainan Jinpan became our wholly owned subsidiary.

Item 8. Financial Information.

Consolidated Statements and Other Financial Information

        See Consolidated Financial Statements attached to this Form 20-F.

Dividend Policy

        Any future payment of dividends is within the discretion of our board of directors and will be dependent upon, among other things, our earnings, capital requirements, financing agreement covenants, our financial condition and applicable laws. In April 2003, our board of directors declared a cash dividend of US$0.05 per share, payable in August 2003. In October 2003, the board declared a cash dividend of US$0.40 per share (US$0.20 per share adjusted for 2-for-1 stock split) of common stock for the year 2004. We made two distributions to realize overall distribution of US$0.40 per shares during the year 2004. In February 2005, our board of directors declared a cash dividend of US$0.20 per share. We made the first distribution of US$0.10 per share on March 10, 2005 and made the second distribution of US$0.10 per share on August 26, 2005, to the shareholders of record on August 12, 2005. In January 2006, our board of directors declared a cash dividend of US$0.24 per share. We made the first distribution of US$0.12 per share on February 28, 2006, to shareholders of record on February 10, 2006, and we made the second distribution of US$0.12 per share on August 24, 2006, to the shareholders of record on August 10, 2006. In January 2007, our board of directors declared a cash dividend of US$0.24 per share. We will make the first distribution of US$0.12 per share on February 22, 2007, to the shareholders of record on February 8, 2007, and we will make the second distribution during the second half of 2007.

        Our board of directors may or may not declare additional dividends in the foreseeable future, however, to the extent that our board of directors may decide to pay cash dividends in the future, these dividends will be declared from the retained earnings, e.g., surplus, as determined by resolution of our board. As we are a holding company, the amount of our retained earnings will be limited by the amount of dividends which can be declared by our subsidiaries under applicable law as discussed directly below.

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

Significant Changes

        On February 14, 2006, we completed the acquisition of the 15% minority interest in Hainan Jinpan for a purchase price of US$11 million. Upon completion of the acquisition, Hainan Jinpan became our wholly owned subsidiary.

        On December 30, 2006, Wuhan Jinpan Electric Company Ltd. (“Wuhan Jinpan”), a wholly owned subsidiary of Hainan Jinpan, entered into a Land Use Rights Transfer Agreement with the Public Land Resource Management Bureau of the Donghu High Tech Development Area, an administrative agency. Under this Agreement, Wuhan Jinpan purchased the rights to use a parcel of land (28,791.61 square meters) located in Wuhan for a term of 50 years, renewable thereafter in a term or terms to be negotiated at the time of renewal. The transaction closed on February 5, 2007 for a purchase price of RMB 6,679,035. See Exhibit 4.7 for additional details.

        On April 13, 2007, Wuhan Jinpan also entered into a Contract of Construction with Wuhan Xinqi Construction Group Company Ltd. to construct a manufacturing and office facility in Wuhan for a price of RMB 20,280,000. The construction is scheduled to be completed by Oct 13, 2007. See Exhibit 4.8 for additional details.

Item 9. The Offer and Listing.

Trading Prices and Markets

        The following table sets forth the high and low sales prices for our common stock, as publicly traded on the American Stock Exchange (the “AMEX”), for: (i) the five most recent full financial years, (ii) each full financial quarter for the two most recent full financial years, and (iii) for each month, during the six months of December 2006 through May 2007.

	Common Stock
Year Ended	High	Low
2002	2.07	1.0
2003	8.0	1.585
2004	7.9	4.92
2005	7.20	5.29
2006	27.75	6.02
Quarter Ended	High	Low
March 30, 2005	6.96	5.460
June 30, 2005	6.90	5.390
September 30, 2005	6.30	5.750
December 31, 2005	6.07	5.34
March 30, 2006	9.53	6.02
June 30, 2006	10.12	7.15
September 30, 2006	11.65	7.61
December 31, 2006	28.75	11.10
Six Months	High	Low
December, 2006	28.75	18.34
January, 2007	24.84	21.50
February, 2007	24.28	17.98
March, 2007	19.34	15.36
April, 2007	21.59	18.07
May, 2007	22.85	17.78

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

        Holders of our common stock are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law. All shares of common stock are equal to each other with respect to liquidation and dividend rights. In the event of our liquidation, all assets available for distribution to the holders of common stock are distributable among them according to their respective share holdings. Holders of our common stock are entitled to one vote for each share held of record on all matters to be voted upon by the shareholders, including the election of directors. Holders of our common stock do not have cumulative voting rights in the election of our directors. The Company’s convertible preferred stock (the “Preferred Stock”) is convertible at any time to shares of common stock and each share of Preferred Stock entitles its holder to the same number of votes as a share of common stock. Holders of our convertible preferred stock are entitled to receive a preferred dividend per share (6% per annum) payable in kind, compounded quarterly. All accrued and unpaid dividends on the convertible preferred stock are to be cancelled upon conversion of such convertible preferred stock into common stock. In the event of our liquidation, dissolution or winding up, the holders of our convertible preferred stock are entitled to a preference over the holders of our common stock in the distribution of our assets in an amount equal to the sum of: (i) US$4.375 per share, and (ii) an amount equal to declared but unpaid dividends on each such share. After payment of the full amount of the liquidation distributions to which the holders of our convertible preferred stock are entitled, holders of our convertible preferred stock and holders of our common stock will be entitled to any further distributions of our assets on a pari passu basis. Each share of convertible preferred stock entitles its holder to the same number of votes as a share of common stock with respect to any vote of our shareholders. Holders of our convertible preferred stock are entitled, at any time, to convert their convertible preferred stock into shares of common stock, subject to the anti-dilution adjustments described below. Holders of our convertible preferred stock have certain anti-dilution protection upon the occurrence of certain events including stock dividends, stock splits, reclassifications, mergers and issuances of shares of our common stock.

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

Material Contracts

        On December 19, 2006, we entered into Securities Purchase Agreements (the “Purchase Agreement”), with certain institutional and accredited investors providing for the issuance and sale of 1,350,371 shares (the “Shares”) of our common stock for an aggregate purchase price of approximately US$25.7 million (the “Purchase Price”). The closing of the sale of the Shares occurred on December 22, 2006 (the “Closing”). We used and will use the proceeds from the sale of the Shares for (1) capital expenditures, (2) the purchase of the minority interest in Hainan Jinpan, and (3) general corporate purposes.

        In connection with the Purchase Agreements, each of our directors and executive officers agreed to enter into a customary lock-up agreement, dated December 19, 2006 (the “Lock-Up Agreement”), pursuant to which each of the individuals agreed, subject to customary exceptions, not to sell or transfer any shares of our common stock held by such individual for 30 days from the date that the SEC declared effective the registration statement registering the resale of the Shares, pursuant to the Registration Rights Agreements, dated December 19, 2006 (the “Registration Rights Agreement”), entered in connection with the Purchase Agreements. Under the Registration Rights Agreements we must file a registration statement on Form F-3 (the “Registration Statement”) registering the resale of the Shares within 30 days after the Closing. We filed the Registration Statement on January 19, 2007 and the SEC declared it effective on January 30, 2007.

        We also entered into a Joint Venture Purchase Agreement, dated December 19, 2006 with Haikou Jinpan to purchase its 15% ownership interest in Hainan Jinpan, our main operating subsidiary, for a purchase price of US$11,000,000, financed by the proceeds from the sale of the Shares. On February 14, 2006, we completed the acquisition. Upon competition, Hainan Jinpan became our wholly owned subsidiary.

        On December 30, 2006, Wuhan Jinpan Electric Company Ltd. (“Wuhan Jinpan”), a wholly owned subsidiary of Hainan Jinpan, entered into a Land Use Rights Transfer Agreement with the Public Land Resource Management Bureau of the Donghu High Tech Development Area, an administrative agency. Under this Agreement, Wuhan Jinpan purchased the rights to use a parcel of land (28,791.61 square meters) located in Wuhan for a term of 50 years, renewable thereafter in a term or terms to be negotiated at the time of renewal. The transaction closed on February 5, 2007 for a purchase price of RMB 6,679,035. See Exhibit 4.7 for additional details.

Exchange Controls and Other Limitations Affecting Security Holders

        There are no exchange control restrictions on payment of dividends on our common stock in the British Virgin Islands. Other jurisdictions in which we conduct operations may have various exchange controls. Dividend distribution and repatriation by Hainan Jinpan is regulated by China’s laws and regulations. To date, these controls have not had and are not expected to have a material impact on our financial results. There are no material British Virgin Islands laws which impose foreign exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our common stock. British Virgin Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our common stock.

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

        British Virgin Islands Taxation Policy. Under the BVI Business Companies Act, 2004 (No. 16 of 2004) of the British Virgin Islands as currently in effect, a holder of common stock who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to common stock and all holders of common stock are not liable to British Virgin Islands income tax on gains realized during the year on sale or disposal of any shares of common stock. The British Virgin Islands has introduced legislation, the Mutual Legal Assistance (Tax Matters) (Amendment) Bill 2004 (the “Bill”), to implement the European Union Savings Tax Directive (the “Tax Directive”) and the bilateral agreements agreed with the European Union to be entered into with the 25 Member States of the European Union. The Bill and the bilateral agreements provide for alternative procedures, both a withholding tax option and an automatic exchange of information option. Under the withholding tax option, banks and other paying agents will automatically deduct tax from interest and other savings income earned. For the purposes of implementation of the Tax Directive in the BVI, paying agents will pay the withholding tax to the Competent Authority. 75% of the withholding tax levied will be remitted to the tax authorities in the receiving EU Member States and the Competent Authority will keep 25%. The withholding tax rates will be:

•	15% from July 1, 2005;

•	20% from January 1, 2008; and

•	35% from January 1, 2011.

        Withholding tax will be transferred to receiving EU Member States at specific periods but receiving EU Member States will not receive information relating to EU resident individuals. Under the automatic exchange of information option, the Tax Directive requires the following information:

•	the identity and residence of the beneficial owner;

•	the name and address of the paying agent;

•	the account number of the beneficial owner; and

•	information concerning the savings income.

        This information will be reported by the paying agent to the competent authority in the country where the account is held and forwarded to the competent authority of the country where the EU resident individual resides. If you are an individual who is resident in an EU Member State and earn bank interest or other savings income, as defined by the Tax Directive, on deposits or investments held in your own name in the BVI then you will probably be affected by the implementation of the Tax Directive. The Tax Directive does not apply to individuals, including EU nationals, who are resident outside the EU.

        There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the BVI Business Companies Act, 2004 (No. 16 of 2004). In addition, the common stock of these companies is not subject to transfer taxes, stamp duties or similar charges.

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

Documents on Display

        We are subject to the informational requirements of the Securities Exchange Act of 1934, as amended. In accordance with these requirements, we file reports and other information with the Securities and Exchange Commission (the “Commission”). These materials, including this annual report on Form 20-F and its exhibits, may be inspected and copied at the Commission’s Public Reference Room at 100 F Street, N.E., Washington, D.C. 20549 and at the Commission’s regional office at 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Copies of the materials may be obtained from the Public Reference Room of the Commission at 100 F Street, N.E., Washington, D.C. 20549 at prescribed rates. The public may obtain information on the operation of the Commission’s Public Reference Room by calling the Commission in the United States at 1-800-SEC-0330.

Item 11. Quantitative and Qualitative Disclosure of Market Risk.

        We do not invest in derivative financial instruments or other market risk sensitive instruments, except for certain corporate bond securities. Accordingly, our exposure to financial market risk derives primary from changes in interest rates. The primary objective of our investments in corporate securities is to preserve principal while maximizing yields, without significantly increasing risk. These available for sale securities are subject to interest rate risk. The fair market value of these securities may fluctuate with changes in interest rate.

Item 12. Description of Securities Other than Equity Securities.

        Not applicable.

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

        None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

        None.

Item 15. Controls and Procedures

Disclosure Controls and Procedures

        As of the end of the period covered by this Annual Report, our management (with the participation of our Principal Executive Officer and Principal Financial and Accounting Officer) conducted an evaluation, pursuant to Rule 13a-15(b) promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act. In evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management is necessarily required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and implementing controls and procedures based on the application of management’s judgment.

        In connection with the audit of our consolidated financial statements for the year ended December 31, 2006, we and our independent public accounting firm, Grant Thornton, identified the following material weakness (as defined by the Public Company Accounting Oversight Board, Auditing Standard No.2) in our internal control over financial reporting:

•	During the 2006 audit, Grant Thornton’s auditing team encountered some difficulties relating to inventory observation testing. In performing its test, the auditing team found that some items were listed in the general ledger but were left out of the stock take list provided to them on the day of the count. As a result, the auditing team had to conduct significant additional audit procedures to gain comfort regarding the year end inventory balance. The auditing team found that the discrepancies between the general ledger and the stock take list were due to improper compilation of the stock take list and data entry errors. However, to be conservative, we and the auditing team agreed to an inventory adjustment that wrote off any inventory not supported by reliable third party documentation.

        We have allocated significant financial and human resources to remediate this material weakness. As part of our effort to comply with Section 404 of the Sarbanes-Oxley Act for fiscal year 2007, we are actively working with external consultants to assess our data collection, financial reporting, and control procedures and to strengthen our internal controls over financial reporting. In addition, we have established an internal audit department to oversee the implementation of our internal controls over financial reporting. The internal audit department is independent and reports directly to the audit committee. Given these efforts, we expect to have effective controls in place that will remediate this material weakness before the next year’s audit.

        Based on that evaluation, taking into account the reportable conditions and the material weakness described above, our Principal Executive Officer and Principal Financial Officer have concluded that our disclosure controls and procedures were not effective as of the end of the period covered by this report.

        Based on the evaluation of our management, which included the participation of our Principal Executive Officer and our Principal Financial Officer, pursuant to Rule 13a-15(d) of the Exchange Act, other than as described above, there have been no material changes in our internal control over financial reporting during 2006 that has materially affected, or is reasonably likely to material effect our internal controls over financial reporting.

Item 16A. Audit Committee Financial Expert

        Stephan R. Clark, a member of our Audit Committee, meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and his designation as the Audit Committee’s Financial Expert has been ratified by the Board. Mr. Clark is “independent,” as that term is defined in the American Stock Exchange listing standards.

Item 16B. Code of Ethics

        We adopted a code of ethics that is applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers, and persons performing similar functions (the “Code of Ethics”). The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest, support full, fair, accurate, timely, and understandable disclosure in reports and documents we file with, or submits to, the SEC and other governmental authorities, and in our other public communications; deter wrongdoing; encourage compliance with applicable laws and governmental rules and regulations; and ensure the protection of our legitimate business interests. We encourage all of our directors, officers, and employees to promptly report any violations of the Code of Ethics, and have provided mechanisms by which they may do so. We will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to the Corporate Secretary of the Company at the Company’s offices in Englewood Cliffs, New Jersey.

Item 16C. Principal Accountant Fees and Services

        The Audit Committee maintains a policy of approving and recommending only those services to be performed by the Company’s external auditors which are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from the Company’s management, at the time of approval of the Company’s annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to the Company and its subsidiaries by Grant Thornton as well as a report regarding the extent of such services actually provided by Grant Thornton during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Stephan R. Clark, the Audit Committee’s appointed delegate in respect of audit-related and non audit-related services. Additional services from Grant Thornton and any increase in budgeted amounts will similarly be pre-approved during the year by the Audit Committee on a case-by-case basis.

        All (100%) audit-related and non-audit-related services performed by Grant Thornton during 2006 were reported to, and the services proposed to be provided during 2006 were pre-approved by, the Audit Committee in accordance with the procedures outlined above.

        The following table provides information regarding fees we paid to Grant Thornton for all services, including audit services, for the years ended December 31, 2006 and 2005, respectively.

	Year Ended December 31, 2005	Year Ended December 31, 2006
Audit Fees	RMB 880,000	RMB 1,248,000
Audit Related Fees	RMB 7,000	RMB 87,000
Tax Fees	-	-
All Other fees	-	-

Total	RMB 887,000	RMB 1,335,000

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

Item 16E. Purchases of Equity Securities by the Issuer and Affiliated Purchasers

        None.

Part III

Item 17. Financial Statements.

        Not applicable.

Item 18. Financial Statements.

        See Item 19 below for consolidated financial statements filed as a part of this annual report.

Item 19. Exhibits.

(a)	Index to Financial Statements

(b)	Exhibits

Exhibit No.	Exhibit Description
1.1	Memorandum of Association and Articles of Association of Jinpan International Limited. (1)
1.2	Amendments to the Memorandum of Association and Articles of Association. (1)
4.1	Form of Registration Rights Agreement, dated December 19, 2006, by and among Jinpan International Limited and the parties identified therein. (2)
4.2	Form of Registration Rights Agreement, dated December 19, 2006, by and among Jinpan International Limited and CD Investment Partners, Ltd. (2)
4.3	Form of Lock-Up Agreement, dated December 19, 2006, by and among Jinpan International Limited and the parties identified therein. (2)
4.4	Form of Securities Purchase Agreement, dated December 19, 2006, by and among Jinpan International Limited and the buyers identified therein. (2)
4.5	Form of Securities Purchase Agreement, dated December 19, 2006, by and among Jinpan International Limited and CD Investment Partners, Ltd. (2)
4.6	Form of Joint Venture Purchase Agreement, dated December 19, 2006, by and among Jinpan International Limited and Haikon Jinpan Special Transformer Works. (2)
4.7*
Summary of Land Use Rights Transfer Agreement dated December 30, 2006 between Wuhan Jinpan Electric Company Ltd. and the Public Land Resource Management Bureau of the Donghu High Tech Development Area.
4.8*	Summary of Contract of Construction dated April 13, 2007 between Wuhan Jinpan Electric Company Ltd. And the Wuhan Xinqui Construction Group Company Ltd.
12.1*	Certification of the Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act.
12.2*	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to §302 of the Sarbanes-Oxley Act.
13.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to §906 of the Sarbanes-Oxley Act.
14.1*	Consent of Grant Thornton, Hong Kong.
14.2*	Consent of Ernst & Young, Hong Kong.

_________________

*	Filed herewith.

(1)

Filed as an exhibit to Jinpan International Limited’s Registration Statement on Form F-1 (File No. 333-8198), filed with the Securities and Exchange Commission on November 22, 1997, and incorporated herein by reference.

(2)	Filed as an exhibit to Jinpan International Limited’s Form 6-K, filed with the Securities and Exchange Commission on December 20, 2006, and incorporated herein by reference.

SIGNATURES

        The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JINPAN INTERNATIONAL LIMITED By: /s/ Li Zhiyuan Name: Li Zhiyuan Title: Chief Executive Officer (Principal Executive Officer)

July 13, 2007

Financial Statements

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

Years ended December 31, 2006, 2005 and 2004

Report of Independent Registered Public Accounting Firm

Board of Directors and Shareholders of
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited and its subsidiaries as of December 31, 2006 and 2005, and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income and cash flows for each of the two fiscal years ended December 31, 2006 and 2005. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Company is not required to have, nor were we engaged to perform an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting. Accordingly, we express no such opinion. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Jinpan International Limited and its subsidiaries as of December 31, 2006 and 2005, and the results of its operations and its cash flows for the fiscal year ended December 31, 2006 and 2005 in conformity with accounting principles generally accepted in the United States of America.

As described in the notes to the consolidated financial statements, the Company has adopted Statement of Financial Accounting Standards No. 123 (revised 2004), Share-Based Payment, effective as of January 1, 2006, as well as changed their method for quantifying errors based on SEC Staff Accounting Bulletin No. 108, "Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. Schedule II is presented for purposes of additional analysis and is not a required part of the basic financial statements. This schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Grant Thornton

Hong Kong
June 29, 2007

ERNST & YOUNG

18th Floor
Two International Finance Centre
8 Finance Street, Central
Hong Kong
Phone: (852) 2846 9888
Fax: (852) 2868 4432
www.ey.com/china

安永會計師事務所
香港中環金融街8號
國際金融中心2期18樓
電話：(852) 2846 9888
傳真：(852) 2868 4432

Report of Independent Registered Public Accounting Firm

The Board of Directors and Shareholders of
Jinpan International Limited

We have audited the accompanying consolidated statements of income, shareholders' equity and comprehensive income, and cash flows of Jinpan International Limited and subsidiaries for the year ended December 31, 2004. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Company's internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the consolidated results of operations of Jinpan International Limited and subsidiaries and their cash flows for the year ended December 31, 2004, in conformity with U.S. generally accepted accounting principles.

Ernst & Young

Hong Kong
June 30, 2005

1

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2006 and 2005

		December 31,

		2006	2006	2005 (restated)

	Notes	US$	RMB	RMB
		(In thousands, except number of shares and per share data)
Assets

Current assets:
Cash and cash equivalents		32,825	256,320	52,396
Restricted Cash		1,290	10,073	11,021
Investments available for sale	4	193	1,506	1,313
Notes receivable		963	7,521	7,262
Accounts receivable, net	5	25,467	198,868	170,732
Inventories, net	6	18,589	145,153	107,320
Prepaid expenses		4,638	36,215	17,703
Prepaid tax		-	-	309
Other receivables		714	5,575	7,863

Total current assets		84,679	661,231	375,919

Property, plant and equipment, net	7	4,155	32,446	31,459
Construction in progress		1,717	13,405	2,983
Deferred tax assets	8	101	788	836

Total assets		90,652	707,870	411,197

Liabilities and Shareholders' Equity

Current liabilities:
Short term bank loans	9	5,989	46,763	36,231
Accounts payable		6,181	48,270	23,953
Notes Payable		1,062	8,294	-
Income tax	8	587	4,583	-
Value added tax		537	4,190	890
Advance from customers		3,659	28,570	26,389
Commission payable		5,406	42,216	33,111
Accrual employee benefits		1,016	7,934	6,759
Government grant	10	648	5,055	4,938
Other liabilities		1,211	9,456	9,003

Total current liabilities		26,296	205,331	141,274

Long Term Liability:
Government grant	10	507	3,962	4,916

Minority interest	17	1,069	8,358	6,200
Commitments and contingent liabilities	12	-	-	-

Shareholders' equity:
Common stock, US$0.009 par value:
Authorized shares - 20,000,000
Issued and outstanding shares - 8,171,617 in 2006 and
6,708,946 in 2005	18	73	602	499
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares - 6,111 in 2006 and 2005	18	-	1	1
Additional paid-in capital		34,556	274,779	87,535
Reserves	11	3,595	29,186	21,870
Retained earnings	18	24,251	192,547	155,799
Accumulated other comprehensive income		1,123	(160)	(118)

		63,598	496,955	265,586
Less: Treasury shares at cost,
Common stock 208,470 in 2006 and 212,470 in 2005		(818)	(6,736)	(6,779)

Total shareholders' equity		62,780	490,219	258,807

Total liabilities and shareholders' equity		90,652	707,870	411,197

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2006, 2005 and 2004

		Year ended December 31,

		2006	2006	2005	2004

	Notes	US$	RMB	RMB	RMB
		(In thousands, except per share data)
Net sales	16	82,270	653,208	438,219	349,609
Other income		530	4,209	2,711	1,702

		82,800	657,417	440,930	351,311
Costs and expenses:
Cost of products sold		(59,372)	(471,403)	(297,818)	(228,519)
Provision for doubtful debts		88	698	(1,347)	392
Selling and administrative		(13,211)	(104,898)	(87,060)	(84,772)

		(72,495)	(575,603)	(386,225)	(312,899)
Non operating income(loss):
Gain/(Loss) from sales of investment		-	-	(273)	222
Dividend income of investment		20	160	14	339
Interest Income		86	683	355	377

		106	843	96	938
Non operating expenses:
Interest expenses		(281)	(2,231)	(1,499)	(423)

Income before income taxes		10,130	80,426	53,302	38,927
Income taxes	8	(1,372)	(10,891)	(8,744)	(4,031)

Income before minority interest		8,758	69,535	44,558	34,896
Minority interest		(1,244)	(9,876)	(7,482)	(6,032)

Net income		7,514	59,659	37,076	28,864

Earnings per share
-Basic		US$1.13	RMB9.00	RMB5.70	RMB4.44

-Diluted		US$1.12	RMB8.87	RMB5.58	RMB4.33

Weighted average number of shares
-Basic		6,625,726	6,625,726	6,499,898	6,489,178

-Diluted		6,728,915	6,728,915	6,640,396	6,663,305

The accompanying notes form an integral part of these consolidated financial statements.

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

For the years ended December 31, 2006, 2005 and 2004

	Treasury stock shares	Number of common shares	Number of preferred shares	Treasury stock RMB	Common stock RMB	Convertible preferred stock RMB	Additional paid-in capital RMB	Reserves RMB	Retained earnings RMB	Accumulated other com- prehensive income RMB	Compre- hensive income RMB	Total RMB

Balance at January 1, 2004	(73,158)	6,667,978	18,379	(1,077)	496	1	86,807	17,128	105,225	273	-	208,854
Net income	-	-	-	-	-	-	-	-	28,864	-	28,864	28,864
Transfer to reserves	-	-	-	-	-	-	-	2,117	(2,117)	-	-
Reacquired shares	(111,112)	-	-	(4,367)	-	-	-	-	-	-	-	(4,367)
Converted to common stock	-	6,134	(6,134)	-	-	-	-	-	-	-	-	-
Exercise of stock options for cash	-	28,000	-	-	3	-	457	-	-	-	-	459
Unrealized gains on investments	-	-	-	-	-	-	-	-	-	(74)	(74)	(74)
Reclassification adjustment for
gains included in net income	-	-	-	-	-	-	-	-	-	(112)	(112)	(112)
Employee stock-based compensation	-	-	-	-	-	-	251	-	-	-	-	251
Currency translation adjustments	-	-	-	-	-	-	-	-	-	(18)	(18)	(18)

Balance at December 31, 2004	(184,270)	6,702,112	12,245	(5,444)	499	1	87,515	19,245	131,972	69	-	233,857

Net income	-	-	-	-	-	-	-	-	37,076	-	37,076	37,076
Transfer to reserves	-	-	-	-	-	-	-	2,625	(2,625)		-	-
Cash dividends distributed
($0.20 per share)	-	-	-	-	-	-	-	-	(10,624)	-	-	(10,624)
Reacquired shares	(28,200)	-	-	(1,335)	-	-	-	-	-	-		(1,335)
Converted to common stock	-	6,134	(6,134)	-	-	-	-	-	-	-	-	-
Exercise of stock options for cash	-	700	-	-	-	-	20	-	-	-	-	20
Unrealized loss on investments	-	-	-	-	-	-	-	-	-	-	-	-
Employee stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-

Currency translation adjustments	-	-	-	-	-	-	-	-	-	(187)	(187)	(187)

Balance at December 31, 2005	(212,470)	6,708,946	6,111	(6,779)	499	1	87,535	21,870	155,799	(118)	36,889	258,807

Net income	-	-	-	-	-	-	-	-	59,659	-	59,659	59,659
Transfer to reserves	-	-	-	-	-	-	-	7,316	(7,316)	-	-	-
Cash dividends distributed	-	-	-	-	-	-	-	-	-	-	-	-
($0.24 per share)	-	-	-	-	-	-	-	-	(12,658)	-	-	(12,658)
Issued shares	-	1,350,371	-	-	95	-	184,891	-	-	-	-	184,986
Exercise of stock options for cash	4,000	112,300	-	43	8	-	2,353	-	-	-	-	2,404
Adoption SAB 108 (Note 19)	-	-	-	-	-	-	-	-	(2,937)	-	-	(2,937)
Employee stock-based compensation	-	-	-	-	-	-	-	-	-	-	-	-

Currency translation adjustments	-	-	-	-	-	-	-	-	-	(42)	(42)	(42)

Balance at December 31, 2006	(208,470)	8,171,617	6,111	(6,736)	602	1	274,779	29,186	192,547	(160)	59,617	490,219

The accompanying notes form an integral part of these consolidated financial statements

Jinpan International Limited and Subsidiaries

Consolidated Statements of Cash Flows
For the years ended December 31, 2006, 2005 and 2004

	Year ended December 31,

	2006 US$	2006 RMB	2005 RMB	2004 RMB

	(In thousands)
Operating activities
Net income	7,514	59,659	37,076	28,864
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	861	6,834	6,393	5,721
Deferred income taxes	6	48	(125)	266
Provision for doubtful debts	(88)	(698)	1,347	(392)
Loss/(gain) on disposal of property, plant and equipment	(13)	(106)	(6)	(16)
Minority interest	1,243	9,876	7,482	6,032
Employee stock-based compensation	-	-	-	251
Loss /(Gain) from sales of investments available for sale	-	-	360	(222)
Changes in operating assets and liabilities
Restricted cash	121	948	(11,021)	-
Accounts receivable	(3,456)	(27,438)	47	(47,107)
Notes receivable	(33)	(259)	2,927	(1,391)
Inventories	(4,765)	(37,833)	(39,706)	(29,744)
Prepaid expenses	(2,332)	(18,512)	(8,773)	(2,159)
Prepaid tax	39	309	(309)	-
Other receivables	264	2,098	(2,453)	(387)
Accounts payable	3,063	24,317	967	14,779
Income tax	577	4,583	(151)	133
Value added tax	416	3,300	(3,232)	2,997
Advance from customers	275	2,181	21,132	3,175
Commission payable	1,147	9,105	4,719	4,353
Accrual employee benefits	148	1,175	651	953
Government grant	(105)	(837)	(404)	2,856
Other liabilities	57	453	2,542	2,074

Net cash provided by/(used in) operating activities	4,939	39,203	19,463	(8,964)

Investing activities
Purchases of property, plant and equipment	(1,361)	(10,809)	(5,898)	(11,339)
Proceeds from sales of property, plant and equipment	20	155	268	445
Payment for construction in progress	(1,313)	(10,422)	(3,358)	(1,189)
Proceeds from sales of available-for-sales securities	-	-	1,694	1,468

Net cash provided by (used in) investing activities	(2,654)	(21,076)	(7,294)	(10,615)

Financing activities
Notes Payable	1,045	8,294
Proceeds from bank loans	15,402	122,288	143,308	91,760
Repayment of bank loans	(14,075)	(111,756)	(130,668)	(70,185)
Acquisition of treasury stock	-	-	(1,336)	(4,367)
Proceeds from issued shares	23,299	184,986	-	-
Proceeds from exercise of stock options	303	2,403	20	459
Decrease in dividend payable to minority shareholders	(972)	(7,718)	(6,719)	(7,437)
Dividends paid	(1,594)	(12,658)	(10,624)	(10,771)

Net cash provided by/(used in) financing activities	23,408	185,839	(6,019)	(541)

Effect of exchange rate changes on cash	686	(42)	(187)	(18)

Net increase/(decrease) in cash and cash equivalents	26,379	203,924	5,963	(20,138)
Cash and cash equivalents at beginning of year	6,446	52,396	46,433	66,571

Cash and cash equivalents at end of year	32,825	256,320	52,396	46,433

Interest paid	271	2,150	1,500	423
Income taxes paid	750	5,957	8,328	1,271

The accompanying notes form an integral part of these consolidated financial statements.

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the “Company”) was incorporated under the laws of the British Virgin Islands on April 3, 1997.

As of December 31, 2006, the Company had direct interests in the following subsidiaries:

Name of entity	Date of establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities
Hainan Jinpan Electric Co., Ltd.	June 3, 1997	85%	RMB62,902,000	Manufacturing and sale of
("Jinpan JV" )				cast resin transformers
Jinpan International	February 18, 1998	100	US$10,000	Marketing of cast resin
(USA) Limited				transformers
("Jinpan USA")

The Company, Jinpan JV and Jinpan USA are hereinafter collectively referred to as the “Group.”

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

The Group is subject to some considerations and risks not typically associated with investments in equity securities of North America and Western European companies. These include risks associated with, among others, the political, economic and legal environments, foreign currency exchange and the transformer manufacturing industry in the PRC. These are described further in the following paragraphs:

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

a)	Political environment

All of the Group’s manufacturing facilities are located in the PRC and, as a result, the Group’s operations and assets are subject to political, economic, legal and other uncertainties. The economy of the PRC differs from the economies of most countries belonging to the Organization for Economic Co-operation and Development (the “OECD”) in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. PRC is a socialist state which, since 1949, has been controlled by the Communist Party of China. In the late 1970‘s, China’s government permitted greater provincial and local economic autonomy and private economic activity, away from a more centrally-planned economy. Although the majority of productive assets in the PRC are still owned by the PRC government, in the past two decades the PRC government has implemented economic reform measures that emphasize decentralization, the utilization of market forces in the development of the PRC economy and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual and the Group may not be able to capitalize on all such reforms. Further, there can be no assurance that the PRC government will continue to pursue such policies, that policies will be successful if pursued, the such policies will not be significantly altered from time to time or that business operations in the PRC would not become subject to the risk of nationalization, which could result in the total loss of investment in that country.

b)	Economic environment

Since the 1970‘s, the PRC government has been reforming and is expected to continue to reform its economic and political systems. Many of the reforms are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on the operations of the Group.

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

The Group receives almost all of its revenues in Renminbi, which is not freely convertible into foreign exchange. However, the Group will require foreign currency to meet foreign currency obligations, such as for further purchases of certain equipment and raw materials, and payment of dividends. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restriction on foreign imports. Effective January 1, 1994, the conversion of Renminbi into United States Dollars must be based on rates set by the People’s Bank of China ( the “PBOC”), which rates are set daily based on the previous day’s PRC interbank foreign exchange market rate with reference to current exchange rates on the world financial markets (the “PBOC Rate”). The Renminbi/United States Dollar exchange rate has been relatively stable since January 1, 1994. However, China revalued Renminbi against US Dollar on July 21, 2005 and introduced a basket of currencies to determine the exchange rate against previous peg to dollar. As a result of adoption flexible exchange rate, China’s financial sector becomes more responsive to fluctuation of international currency market. The Renminbi/US Dollar exchange rate has climbed steadily since July 2005.

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

The functional currency of the Company is Renminbi (“RMB”), the national currency of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars (“US$”) using PBOC rate of RMB7.81 to US$1, the prevailing rate on December 31, 2006. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, substantially all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

(b)	Cash , Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. There was approximately RMB 60 million held in non-US banks or financial institutions as of December 31, 2006. At December 31, 2006, the banks held approximately RMB 1.6 million as restricted cash related to guarantee of note payable, and approximately RMB 8.4 million as restricted cash related to products guaranty insurance.

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

(d)	Investments Available for Sale

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

Property, plant and equipment are stated at cost, less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Estimated useful lives are as follows:

Buildings	10 - 20 years
Machinery and equipment	6 - 10 years
Motor vehicles	6 years
Furniture, fixtures and office equipment	5 years

Maintenance and repair costs of a routine nature are expensed as incurred. Expenditures for major renewals and improvements that extend the life of an asset are capitalized.

(h)	Construction in Progress

Construction in progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use. Construction in progress at December 31, 2006 represented office building and manufacturing factory constructed but not ready for occupancy at year end and machinery under installation.

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

In July 2006, the Financial Accounting Standard Board (FASB) issued FASB interpretation No. 48, “Accounting for Uncertainty in income Taxes” (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes recognized in accordance with FASB No. 109. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax position taken, or expected to be taken, in income tax return. The Group will adopt FIN 48 as of January 1, 2007, as required. The cumulative effect of adopting FIN 48 will be recorded as an adjustment to retained earnings. The Group does not expect that the adoption of FIN 48 will have a significant impact on the Group’s financial position and result of operation.

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

Currently, the income tax rate for domestic companies in China is 33% while it is 15% for foreign funded Companies. The National People’s Congress, China’s parliament, promulgated on March 16, 2007 a new Corporate Income Tax Law that sets a unified corporate income tax rate of 25% applicable to both domestic and foreign funded Companies. The new tax law is scheduled to take effect on January 1, 2008.

(k)	Value Added Tax

In the PRC, Jinpan JV is subject to Value Added Tax (“VAT”) payable at 17% on purchases of raw materials or semi-finished goods, except for certain limited types of goods, which can be offset against the VAT payable on sales.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(l)	Foreign Currency Translation

The functional currency of the Group is the Renminbi. The financial statements of foreign subsidiaries having functional currency other than Renminbi have been translated into Renminbi in accordance with FASB Statement No. 52, Foreign Currency Translation. Assets and liabilities accounts are translated using the exchange rates in effect at the balance sheet date; and shareholders’ equities are translated at historical exchange rate. Income statement and cash flows amounts are translated using the average exchange rate for the year. The gains and losses resulting from the changes in exchange rates from year to year have been reported in other comprehensive income(loss). The effect on the consolidated statements of income of transaction gains and losses is insignificant for all years presented.

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

Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs, the sales price is fixed or determinable and collectibility is reasonably assured. There are no acceptance provisions, installation or other services required after the delivery. The following policies apply to the Group’s revenue transactions:

(i)	on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer upon delivery, provided that the Company maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold;

(ii)	interest income from bank deposits, on a time proportion basis on the principal outstanding and at the applicable interest rate; and

(iii)	government grant income is recognized when relevant approval documents from the government were received and subject to the terms in the documents. If the management does not believe that sufficient objective, positive evidence currently exists to conclude that approval of the grant from government is probably, the receipt of the grant has not been recognized as income.

(o)	Use of Estimates

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

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Basic earnings per share for the years ended December 31, 2006, 2005 and 2004 have been computed by dividing net income of RMB 59,659,000, RMB 37,076,000 and RMB 28,864,000 by the weighted average number of 6,625,726 , 6,499,898 and 6,498,178 shares of common stock outstanding, respectively, after giving effect of two-for-one stock split.

Diluted earnings per share for the years ended December 31, 2006, 2005 and 2004 have been computed by dividing net income of RMB 59,659,000, RMB37,076,000 and RMB 28,864,000 by the weighted average number of 6,728,915, 6,640,396 and 6,663,305 shares of common stock outstanding, respectively, after giving effect in 2004 of two-for-one stock split. Reconciliation of for the denominator is as follows:

	2006	2005	2004
Denominator for basic earnings per share - weighted average shares	6,625,726	6,499,898	6,498,178
Effect of dilutive securities:
Convertible preferred stock	6,111	9,177	27,578
Exercisable stock options	97,078	131,321	137,549

Denominator for diluted earnings per share
- adjusted weighted average shares and
assumed conversions	6,728,915	6,640,396	6,663,305

(q)	Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group’s investments available-for-sale and foreign currency translation adjustments are included in accumulated other comprehensive income (loss).

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The following are the components of accumulated other comprehensive income (loss):

	Unrealized Gains/(loss) on Investments Available for Sale	Foreign Currency Translation Adjustments	Total
	RMB	RMB	RMB
	(in thousands)

Balance at January 1, 2005	(74)	143	69
Foreign currency translation adjustments	-	(187)	(187)

Balance at December 31, 2005	(74)	(44)	(118)

Foreign currency translation adjustments	-	(42)	(42)

Balance at December 31, 2006	(74)	(86)	(160)

(r)	Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and implementation of such through design, testing of product alternatives or construction of prototypes. The Group expenses all research and development costs as incurred. The research and development costs incurred by the Group during the years ended December 31, 2006, 2005 and 2004 amounted to RMB 5,149,000, RMB4,459,000 and RMB1,962,000, respectively.

(s)	Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB516,000, RMB460,000 and RMB372,000 in advertising costs during the years ended December 31, 2006, 2005 and 2004, respectively.

(t)	Shipping and Handling Expenses

The cost of shipping and handling is expensed into selling and administration expenses as incurred. The Group incurred RMB 15.8 million, RMB12.8 million and RMB10 million in shipping and handling costs during the years ended December 31, 2006, 2005 and 2004, respectively.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Stock Based Compensation

Prior to 2006, the Group has adopted the disclosure-only provision of FAS Statement No. 123, Accounting for Stock Based Compensation (“SFAS123”) and applies Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations in accounting for its employee stock-based compensation plans. Compensation expense, both recorded and pro forma, is recognized over the options’ vesting period.

At December 31, 2005, the Group had one stock-based employee compensation plan, which is described in Note 18 the “1997 Stock Option Plan”. The “1997 Stock Option Plan” was expired on October 30, 2006; the Group adopted “2006 Stock Option Plan” which is described more fully in Note 18.

Effective January 1, 2006, the Group adopted the modified prospective transition method provided by SFAS No. 123(R), “Share-Based Payment”. A “modified prospective”method in which compensation cost is recognized beginning with the effective date (a) based on the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) based on the requirements of Statement 123 for all awards granted to employees prior to the effective date of SFAS 123(R) that remain unvested on the effective date. SFAS No. 123(R) requires all share-based payment to employees, including grants of employee stock option, to be recognized in the income statement based on the fair values. Pro forma disclosure is no longer an alternative.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Employees stock options granted prior to adoption of SFAS 123(R) that have not vested by the adoption date will be expensed over the remaining portion of the vesting period, based on fair value on the grant date estimated in accordance with the provision of SFAS 123. All the options granted by the Company were vested prior to adoption of SFAS 123(R). During year 2004, the company recognized approximately RMB251,000 compensation cost based on variable accounting. However, no compensation expense would have been recognized for years ended December 31, 2006, 2005 and 2004 under SFAS 123(R).

(v)	Product Warranty

The Group provides a basic limited warranty, including parts and labor, for all products for one year. The Group incurred RMB2,206,000, RMB1,748,000, and RMB72,000 in product warranty expense during the years ended December 31, 2006, 2005 and 2004, respectively.

(w)	New Accounting Pronouncements

In July 2006, The FASB issued FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN48). FIN 48 clarifies the accounting and reporting for uncertainty in income taxes recognized in accordance with SFAS No. 109, “Accounting for Income Taxes.” This interpretation prescribes a recognition threshold and measurement attribute for financial statement recognition and measurement of a tax position taken or expected to be taken in a tax return, and also provides guidance on various related matters such as depreciation, interest and penalties, and disclosures. FIN 48 will be effective for fiscal years beginning after December 15, 2006. The Group will adopt FIN 48 in the beginning of 2007, and does not expect the adoption of this interpretation to have a material impact on its Consolidated Financial Statements.

In September 2006, the Securities and Exchange Commission (“SEC”) released Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” (SAB 108”). SAB 108 provides interpretive guidance on the SEC’s views on how the effects of the carryover or reversal of prior year misstatements. We adopted SAB 108 during the fourth quarter of 2006. The adoption did not have a material impact on our financial position, cash flows or results of operations.

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements”(“SFAS 157”), which clarified the definition of fair value, established guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for us on January 1, 2008. We are currently evaluating the impact of adopting SFAS 157 but do not believe that the adoption of SFAS 157 will have any material impact on our financial position, cash flows, or results of operations.

In February 2007, the FASB issued SFAS No. 159, “The Fair Value Option for Financial Assets and Financial Liabilities” (“SFAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value. SFAS 159 will be effective for us on January 1, 2008. We are currently evaluating the impact of adopting SFAS 159 on our financial position, cash flows, and results of operations.

(x)	Reclassifications

Certain amounts in the 2005 financial statement have been reclassified to conform with the current year's presentation.

4.	INVESTMENTS AVAILABLE FOR SALE

Investments available-for-sale held by the Group at December 31, 2006, 2005 are as follows:

	2006	2006	2005
	US$	RMB	RMB
	(In thousands)
Corporate bonds
Cost	200	1,562	1,626
Gross unrealized loss	(7)	(56)	(313)

Total investments available for sale	193	1,506	1,313

The time periods during which the investments available-for-sale have been in a continuous unrealized loss position as of December 31, 2006 and 2005 are less than 12 months. The net carrying value and estimated fair value of debt and marketable equity securities at December 31, 2006, by contractual maturity, are shown below. Excepted maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Available-for-Sale	Cost		Fair Market Value

	US$	RMB	US$	RMB
	(In thousands)
Due in one year or less	-	-	-	-
Due after one year through four years	200	1,562	193	1,506

Total	200	1,562	193	1,506

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable comprised:

	2006	2006	2005

	US$	RMB	RMB
	(In thousands)
Accounts receivable - trade	26,738	208,790	181,351
Less: provision for doubtful debts	(1,271)	(9,922)	(10,619)

Accounts receivable, net	25,467	198,868	170,732

	2006	2006	2005	2004

	US$	RMB	RMB	RMB
	(In thousands)
Movement of provision for doubtful debts
Balance as at January 1	(1,316)	(10,619)	(9,484)	(11,066)
Reversal/(provided) during the year	(102)	(797)	(1,347)	392
Less: Written off during the year	147	1,494	212	1,190

Balance as at December 31	(1,271)	(9,922)	(10,619)	(9,484)

6.	INVENTORIES, NET

Inventories comprised:

	2006	2006	2005
	US$	RMB	RMB
	(In thousands)
Finished products	9,596	74,923	38,061
Work in process	2,440	19,058	13,382
Raw materials	6,636	51,821	57,044

	18,672	145,802	108,487
Less: provision for inventories	(83)	(649)	(1,167)

Inventories, net	18,589	145,153	107,320

	2006	2006	2005	2004

	US$	RMB	RMB	RMB
	(In thousands)
Movement of provision for inventories
Balance as at January 1	(176)	(1,167)	(1,453)	(1,644)
Provided during the year	-	-	-	-
Less: Written off during the year	(93)	(518)	286	191

Balance as at December 31	(83)	(649)	(1,167)	(1,453)

7.	PROPERTY, PLANT AND EQUIPMENT

	2006	2006	2005
	US$	RMB	RMB
	(In thousands)
Buildings	1,693	13,214	12,951
Machinery and equipment	7,200	56,216	50,596
Motor vehicles	1,790	13,981	9,637
Furniture, fixtures and office equipment	544	4,252	4,400

	11,227	87,663	77,584
Less: accumulated depreciation	(7,072)	(55,217)	(46,125)

	4,155	32,446	31,459

The Group’s buildings are located in the PRC and the land on which the Group’s buildings are situated is State-owned.

8.	DEFERRED TAX ASSETS AND INCOME TAXES

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

8.	DEFERRED TAX ASSETS AND INCOME TAXES (CONTINUED)

Total dollar and per share effect of tax holidays of Jinpan JV for the years ended December 31, 2006, 2005 and 2004 were as follows:

	2006	2006	2005	2004

	US$	RMB	RMB	RMB
	(In thousands, except for per share data)
Effect on net income of the year	-	-	-	4,031

Effect on basic earnings per share	-	-	-	0.62

Effect on diluted earnings per share	-	-	-	0.60

Pretax income for the years ended December 31, 2006, 2005 and 2004 was taxed in the following jurisdictions:

	2006	2006	2005	2004

	US$	RMB	RMB	RMB
	(In thousands)
British Virgin Islands	(738)	(5,856)	(6,451)	(6,609)
United States of America	233	1,851	(1,119)	(829)
The People's Republic of China	10,567	83,894	60,872	46,365

	10,062	79,889	53,302	38,927

Significant components of the provision for income taxes attributable to income before income taxes are as follows:

	2006	2006	2005	2004

	US$	RMB	RMB	RMB
	(In thousands)
Current
Non-US	(1,416)	(11,242)	(8,878)	(3,765)

Deferred
Non-US	44	351	134	(266)

	(1,372)	(10,891)	(8,744)	(4,031)

8.	DEFERRED TAX ASSETS AND INCOME TAXES (CONTINUED)

Deferred tax assets comprised the following at December 31, 2006 and 2005:

	2006	2006	2005
	US$	RMB	RMB
	(In thousands)
Deferred tax assets
Provision for doubtful debts	88	691	707
Inventory Reserved	13	97	88
Deferred income	-	-	41
Net operating loss carry forward of Jinpan USA	879	6,865	7,606

Total deferred tax assets	980	7,652	8,442

Less: Valuation allowance for deferred tax assets	(879)	(6,865)	(7,606)

	101	788	836

Deferred tax liabilities
Interest income	-	-	-

Total deferred tax liabilities	-	-	-

Net deferred tax assets	101	788	836

The Group has provided a RMB6,865,000 (2005: RMB7,606,000) valuation allowance covering 100% of net operating loss of Jinpan USA. The change in the valuation allowance for the current year is RMB741,000 (2005: RMB448,000). At December 31, 2006, the Group has available net operating loss of RMB17,162,000 (2005: RMB19,014,000), which will expire in the years 2017 to 2023.

There were no deferred tax liabilities as at December 31, 2006.

8.	DEFERRED TAX ASSETS AND INCOME TAXES (CONTINUED)

The reconciliation of income tax computed at the PRC statutory 2006 income tax rate of 15% (2005:15% and 2004:15%) in Hainan Province, the PRC to income before minority interests is as follows:

	2006	2006	2005	2004

	US$	RMB	RMB	RMB
	(In thousands)
Computed expected income taxes	1,509	11,983	8,052	5,839
Impact of tax holiday of Jinpan JV	(148)	(1,177)	(150)	(3,477)
Non-deductible	(30)	(235)	272	969
Effect of difference between the PRC and
USA tax rate	69	(543)	(280)	(207)
Change in valuation allowance	(6)	(44)	448	331
Others	(23)	(179)	402	576

	1,372	10,891	8,744	4,031

9.	SHORT TERM BANK LOANS

Bank loans comprised:	2006	2006	2005
	US$	RMB	RMB
	(In thousands)
Short term bank loans	3,842	30,000	5,000
Letters of credit	2,147	16,763	31,231
Less: current portion	(5,989)	(46,763)	(36,231)

	-	-	-

The bank loan is unsecured, bears an interest at the rate of 5.92% per annum and is repayable on May 28, 2006. The total bank loan credit line is RMB 30,000,000.

Letters of credit from Nan-Yang commercial bank are secured by three directors and guaranteed by Jinpan International Limited, bears interest at a weighted average rate of 6.51%, 5.86% and 4.84% per annum for the years ended December 31, 2006, 2005 and 2004, respectively, and are repayable within 90 days. The total credit facility is RMB48,484,000 (US$6,000,000) from Nan-Yang Commercial Bank, of which RMB30,089,000 (US$3,853,303) is unused and will expire in August 2007. In May 2006, Jinpan JV received an unsecured letter of credit loan from Bank of China for the total credit facility of RMB35, 000,000. .. This credit facility will expire in May 2007. Jinpan JV also received from Bank of China for the total working capital credit facility of RMB 30,000,000, which were used as of December 31, 2006.

10.	GOVERNMENT GRANT

Since 1998, Jinpan JV received grants-in-advance from the PRC local government for its past business performance. The Group recognizes revenue in the statement of income upon receipt of approval from the government. The Group recognized income of nil, RMB1,000,000 and RMB 70,000 in 2006, 2005 and 2004, respectively. Subject to certain terms and conditions of government approval documents, certain grants can not be recognized as income after five years of the receipts. As such, there was approximately RMB 3,962,000 as of December 31, 2006 ( 2005: RMB 4,916,000) was classified as long term liability.

11.	DISTRIBUTION OF INCOME

According to the Articles of Association of Jinpan JV, Jinpan JV is required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and staff welfare and bonus fund based on the net income as reported in the statutory accounts prepared in accordance with PRC GAAP. The amount of earnings of Jinpan JV available for distribution under PRC GAAP was approximately RMB70 million, RMB49 million and RMB42 million for the year ended December 31, 2006, 2005 and 2004.

The statutory reserve fund, enterprise expansion fund and the staff welfare and bonus fund represent appropriations made at the sole discretion of the board of Jinpan JV directors. The enterprise expansion fund is used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Jinpan JV.

During the years ended December 31, 2006, 2005 and 2004, the directors of Jinpan JV proposed the following appropriations to reserves.

	2006	2006	2005	2004

	US$	RMB	RMB	RMB
	(In thousands)
Statutory reserve fund	930	7,262	2,625	2,117
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	-

	930	7,262	2,625	2,117

The Company declared a cash dividend of US$0.24 per share of common stock on January 17, 2006, which was paid on February 10, 2006 and August 24, 2006.

12.	COMMITMENTS AND CONTINGENT LIABILITES

(1)	Contingent liabilities

As of December 31, 2006, the Group had bank guarantees to the Nan Yang Commercial Bank for irrevocable Letters of credit of RMB16,763,000 for the purchase of raw materials. Details of bank guarantees are as follows:

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

Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements. The operating lease rental incurred by the Group during the years ended December 31, 2006, 2005 and 2004 amounted to RMB6,782,000, RMB1,671,000 and RMB1,149,000, respectively These operating leases expire in various years through 2011 and after. These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2006:

	US$	RMB
	(In thousands)
2007	120	936
2008	80	622
2009	60	471
2010	48	375
2011 after	561	4,378

Total minimum lease payments	869	6,782

Capital commitments

As of December 31, 2006 the Group has commitments of RMB2,237,990 for the purchase of new office and plant and machinery.

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

12.	COMMITMENTS AND CONTINGENT LIABILITES (CONTINUED)

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2006:

	US$	RMB
	(In thousands)

2007	218	1,698
2008	24	189
2009	21	160
2010	14	108

Total minimum employment contract payments	277	2,155

13.	FINANCIAL INSTRUMENTS

Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and investments available for sales.

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

The Company does not invest in derivative financial instruments or other market risk sensitive instruments, for investments available for sales, except for certain corporate bonds. Accordingly, our exposure financial market risk derives primary from changes in interest rate.

13.	FINANCIAL INSTRUMENTS (CONTINUED)

Fair Value

Cash and cash equivalents: The carrying amount reported in the balance sheet for cash and cash equivalents approximates their fair value because of the short maturity of those instruments.

Investments, Accounts receivable, notes receivable, other receivables, advance from customers and bank loans: The carrying amounts reported in the balance sheet for these items approximate their fair value. The carrying value of accounts receivable, notes receivable, other receivables, advance from customers, accruals, and bank loans approximate their market values based on their short-term maturities. The fair value of investments as of December 31, 2006 is RMB1,506,000, which is based on quoted market prices.

14.	CONCENTRATION OF RISK

During 2006, the Group was dependent on two major suppliers Hexion (Bakelite AG) and Xiamen Xiangyu Speed Fair Trading Co., Ltd for cast resin, which accounted for approximately 1.3% (2005: 1.6%) and 0.75% of total purchases. And the Group was dependent on three major suppliers, Wuhan Steel Processing Cp., Ltd, Thyssenkrupp Electrical Steel GmbH, and Legnano Teknoelectric Company Spa for silicon steel, which accounted for approximately 27.5% , 6.4% (2005: 13.0%) and 5.3%(2005:24.2%)of total purchase. The Group also depend on TongLing Nonferrous Metals (Group) Inc and Jiangying Jinqiu Group Co.Ltd . for copper foil, which accounted for approximately 17.8% (2005: 7.6%) and 4.3% (2005:3.5%) of total purchases, respectively.

15.	PENSION AND OTHER POSTRETIREMENT BENIFITS

In the beginning of 2006, Jinpan USA set up a simple IRA plan for employees. The employees can contribution to Simple IRA plan from paycheck; the amount employees contributed are tax deferred. During the 2006, the employer, Jinpan USA, did not make any contribution. Jinpan JV has a defined contribution retirement plan for its employees. As stipulated by the PRC government regulations, Jinpan JV participates in a defined contribution retirement plan organized by the government of Hainan Province, the PRC. All permanent employees are entitled to an annual pension which is equal to a fixed proportion of their final basic salary at their retirement date. Jinpan JV and its employees are required to make contributions to the retirement plan at rates of 20% and 6% of the employees’basic salary, respectively. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government which is responsible for the payments of pension benefits to retired employees. Jinpan JV has no obligations for the pension benefits beyond the annual contributions as described above. The pension costs recognized by Jinpan JV during the years ended December 31, 2006, 2005 and 2004 amounted to RMB1,052,000(US$134,721), RMB784,000(US$97,304) and RMB523,000, (US$63,212) respectively.

16.	OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

Description of products by segment

Cast resin transformers is the only reportable segment of the Group.

Geographic area data

	Year ended December 31,

	2006	2006	2005	2004

	US$	RMB	RMB	RMB
	(In thousands)
Revenues from external customers:
United States	2,343	18,606	12,152	4,416
PRC	79,927	634,602	426,067	345,193

	82,270	653,208	438,219	349,609

Property, Plant,and Equipment by area:
United States	6	50	3	19
PRC	5,866	45,801	34,439	36,641

	5,872	45,851	34,442	36,660

17.	MINORITY INTEREST IN CONSOLIDATED SUBSIDIARY

Minority interest in equity of consolidated subsidiary represents 15% equity interest in Jinpan JV owned by minority shareholders.

18.	EQUITY

Pursuant to the board resolution of the Company dated January 21, 2002, the officers of the Group were authorized and empowered, in the name and on behalf of the Group, to purchase up to 640,000 shares of the Group’s common stock from time to time in the open market and through privately, negotiated transactions; such repurchase program is to be financed from internally generated corporate funds, with the acquired stock to be available for use under the Group’s stock option plan or for other corporate purposes. As of December 31, 2006, 212,470 (2005: 212,470) shares of the Group’s common stock were transferred back into treasury at an aggregate cost of US$823,417, approximately RMB6,779,000 . The Group did not purchase any of its stock in the open market during 2006.

In August 2006, The Group issued 4,000 shares from its treasury shares to the employees who exercised their stock options.

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

Pursuant to the board resolution of the Company dated December 19, 2006, the officers of the Company were authorized to enter into agreements to sell 1,350,371 shares of its common stock in a private placement for a total of approximately RMB 200,348,000 (US$25,657,000).

The private placement transaction was completed on December 22, 2006.

18.	EQUITY (CONTINUED)

(a)	1997 stock option plan

A total of 1,000,000 shares of Common Stock have been reserved for issuance under the Company’s 1997 Stock Option Plan. The 1997 Stock Option Plan provides for options to employees, officers, directors and consultants of the Company. The 1997 Stock Option Plan, which was established in October 1997, is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. Options shall be fully vested and become exercisable at the date of grant. The maximum term of options granted under the 1997 Stock Option Plan is 10 years.

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

The Group adopted the modified prospective transition method provided by SFAS No. 123(R), and no compensation cost was recognized.

Ms. Cherry Li and Ms. Grace Zhu, who were nominated as a director and Chief Financial Officer of the Company, each terminated their relationships with the Company in June and August 2002, respectively. Option grant in 2001 permitted Mr. Li and Ms. Zhu to retain the option.

In February 2004, one of the directors exercised stock option to purchase total 20,000 shares of common stock of the Company at the exercise price of US$1.35 per share. Total amount received from the exercise of the share option was US$27,000. During 2006, four other directors exercised their stock option to purchase 65,000 shares of common stock at the exercise price of US$1.35 per share. Total amount received was US$87,750 from exercise of stock option.

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

18.	EQUITY (CONTINUED)

In April 2005, one employee exercised stock option to purchase total 700 shares of common stock of the Group at the exercise price of US$3.55 per share. Total amount received from the exercise of the share option was US$2,485.

During 2006, the employees exercised 41,300 shares of stock options that were granted. Total amount received from the exercise of the option was US$146,615.

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

In August 2006, one of the directors exercised his stock options to purchase 10,000 shares of common stock of the Group at the exercise price of US$ 73,400.

(e)	2006 Stock Option Plan

On October 30, 2006, the shareholders approved and adopted of “2006 Stock Option Plan”. A total of 300,000 shares of Common stock have been reserved for issuance under this plan. The stock option plan provides for options to employees, officers, directors and consultants of the Company. The 2006 Stock Option Plan is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the 2006 Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. Options shall be fully vested and become exercisable at the date of grant. The \ maximum term of options granted under the 2006 Stock Option Plan is 10 years. As of December 31, 2006, there were no options issued under the 2006 Stock Option Plan.

(f)	Number of shares of common stock reserved for issuance upon exercise of stock options and preferred tock.

	2006	2005
Warrants	-	-
Stock options	145,000	261,300
Preferred stock	6,111	6,111

Total	151,111	267,411

18.	EQUITY (CONTINUED)

(g)	Stock Option Activity

A summary of the Group’s stock option activities, and related information for the years ended December 31, 2006, 2005 and 2004 are as follows:

	2006		2005		2004
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$
Outstanding at beginning of year	261,300	3.143	262,000	2.602	260,000	2.869
Granted	-	-	-	-	30,000	7.34

Exercised	(116,300)	2.646	(700)	3.55	(28,000)	1.979
Cancelled	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-

Outstanding at the end of year	145,000	3.542	261,300	3.143	262,000	2.602
Exercisable at the year end	145,000	3.542	261,300	3.143	262,000	2.602

Weighted average fair value of options granted
during the year	N/A		N/A		N/A

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option price model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. There were no options issued in 2006 and all the optioned granted prior to January 1, 2006 were vested; therefore, no expense was recognized in 2006 after adoption of SFAS 123(R). Weight-average exercise prices for options outstanding as of December 31, 2006 are US$3.542. The weighted-average remaining contractual life of those options is six years.

19.	STAFF ACCOUNTING BULLETIN NO. 108

As discussed under Recent Accounting Pronouncements in Note 1, in September 2006, the SEC issued SAB 108. The Transaction provisions of SAB 108 permit the Company to adjust the culmulative effect on retained earnings of immaterial errors relating to prior years. SAB 108 also requires the adjustment of any prior quarterly financial statements within the fiscal year of adoption for the effects of such errors on the quarters when the information is next presented. Such adjustments do not requires previously filed reports with SEC to be amended. The Company adopted SAB 108 at the end of year 2006. In accordance with SAB 108, the Company has adjusted beginning retained earnings for year ended December 31,2006 in the accompany consolidated financial statements as described below. The Company considered this adjustment to be immaterial to prior periods either quantitatively or qualitatively. The following quantitative measure was considered in reaching its determination (in RMB thousands).

Year Ended December 31	Net after-tax effect of adjustment	Reported net income	Percent of reported net income
2005	195	37,076	0.53%

2004	234	28,864	0.81%

2003	162	26,913	0.60%

2002	181	24,883	0.73%

Total	772	117,736	0.66%

The cumulative effect for years prior to 2002 was approximately RMB 2,165,000.

Prior to 2005, Jinpan JV recorded its depreciation expenses assuming a residual value of 5 percent to 10 percent of the purchase price of its asset. In 2006, while assessing the net realizable value of the recorded residual values, Jinpan JV identified errors in depreciation expense from 1993 through 2005 totaling RMB2,937,000, net of tax. Jinpan JV corrected the carrying value of the associated assets by reducing retained earnings and increasing accumulated depreciation as indicated in Consolidated Statements of Shareholders’ Equity and Comprehensive Income.

20.	SUBSEQUENT EVENTS

a)	Cash Dividend

On January 15, 2007, the Board of Directors the Group declared a cash dividend of US$.24 per share of common stock for the year 2007. The Group made the first distribution of US$.12 per share on February 22, 2007, to shareholders of record on February 8, 2007.

b)	Acquiring Minority Interest

On February 13, 2007, the Company has completed acquisition of 15% minority interest in Jinpan JV, for a purchase price of US $11 million. The Company owns 100% of Jinpan JV now. The excess paid for acquiring minority interest was approximately US$9.9 million and which was allocated to additional paid in capital.

c)	Warrants granted to non-employees

On March 16, 2007, warrants to purchase 100,000 shares of the Group’s common stock were issued by the Group to an investment bank in connection with the services provided to the Group on the sale of common stock in a private placement to accredited investors. The exercise price of the warrant was US $23.30. This warrant shall expire on March 15, 2013.

d)	Acquiring Land Use Right

On February 5, 2007, Jinpan JV, entered into agreement with Public Land Resource Management Bureau, an administrative agency of the City of Wuhan of Hubei Province of the People’s Republic of China to purchase from the Chinese Government use rights to a parcel of land (28,791.61 meters squared). The term of the use runs for 50 years from the date of the signing of the Land Use Rights Transfer Agreement and renewable thereafter. The purchase price for the land use rights is RMB 6,679,035.

21.	PARENT’S ONLY FINANCIAL INFORMATION

Jinpan International Limited (the Company) is the parent company of the Jinpan JV and Jinpan USA, below are the parent’s only balance sheet as of December 31, 2006 and Income statement for the year ended December 31, 2006.

Jinpan International Limited Balance Sheet

	December 31

	2006	2005

	RMB	RMB

Cash	200,988,012	2,214,881
Investment	1,506,298	1,312,651
Other Receivable	1,917,949	1,982,350
Prepaid Expense	336,555	-
Due from Subsidiaries	15,696,650	15,819,941
Investment in Subsidiaries	286,704,747	246,184,930

Total Assets	507,150,211	267,514,753

Accounts Payable	15,386,817	38,135
Bonus Payable	1,561,740	1,420,478
Professional Fee Payable	218,644	1,049,217

Total Liabilities	17,167,201	2,507,830

Minority Interest	8,285,279	6,200,322

Common Stock	600,913	498,131
Preferred Stock	2,055	2,055
Paid In Capital	266,602,652	87,535,009
Reserved	29,131,695	21,870,031
Retained Earnings	192,673,731	155,798,766
Accumulated other Comprehensive Income	(577,029)	(118,006)
Treasury Stock	(6,736,286)	(6,779,385)

	481,697,731	258,806,601

Total Liabilities and Shareholders' Equity	507,150,211	267,514,753

21.	PARENT’S ONLY FINANCIAL INFORMATION (CONTINUED)

Jinpan International Limited Statement of Income

	For the year ended December 31

	2006	2005

Earnings from Subsidiaries	85,744,725	59,753,175
General and Administration Expenses	(6,456,899)	(6,811,438)

Operating profit	79,287,826	52,941,737
Other Income	601,106	360,158

Net income before Tax	79,888,932	53,301,895
Income Tax	(10,891,356)	(8,743,920)

Net Income before Minority Interest	68,997,576	44,557,975
Minority Interest	(9,803,246)	(7,481,707)

Net Income	59,194,330	37,076,268

22.	SCHEDULE II

Jinpan International Limited and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS
(RMB In Thousands)

Description	Balance at Beginning of Period	Purchase Price Reserved	Charged (Credited) to Costs and Expenses	Charge to Other Accounts	Deductions		Balance at End of Period

Year Ended December 31, 2006
Reserved deducted from assets to which they apply:
Provision for doubtful debt	10,619	-	797	-	(1,494	)(1)	9,922
Deferred tax valuation allowance	7,606	-	-	(741)	-		6,865

Year Ended December 31, 2005
Reserved deducted from assets to which they apply:
Provision for doubtful debt	9,484	-	1,347	-	(212	)(1)	10,619
Deferred tax valuation allowance	7,158	-	-	448	-		7,606

Year Ended December 31, 2004
Reserved deducted from assets to which they apply:
Provision for doubtful debt	11,066	-	-	-	(1,582	)(1)	9,484
Deferred tax valuation allowance	6,827	-	-	331	-		7,158

_________________

(1)     Write-off against reserve