Form 20-F
period 2007-12-31
JINPAN INTERNATIONAL LTD
filed 2008-06-20
CIK 1053008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

________________________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2007

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from	to

Commission File Number 1-14742

________________________

JINPAN INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Hainan Jinpan Electric Company, Ltd

Section D-2

No. 100 Nanhai Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of principal executive offices)

________________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, $0.009 par value

(Title of Class)

American Stock Exchange

(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 8,186,617 Common Shares, par value $0.009 per share

Indicate by check mark is the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. Yes ☐ No ☒

If this report is an annual or transition report, indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934. Yes ☐ No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. Yes ☒         No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer in Rule 12b-2 of the Exchange Act. (Check one): Large accelerated filer ☐    Accelerated filer ☒   Non-accelerated filer ☐

Indicate by check mark which financial statement item the registrant has elected to follow.

Item 17☐	Item 18	☒

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). Yes ☐ No ☒

i

FORWARD-LOOKING STATEMENTS

All statements made in this Annual Report on Form 20-F other than purely historical information are “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include statements regarding future plans and objectives. These statements may be preceded or followed by or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “continues,” “plans,” “estimates,” “projects” or similar expressions or statements that events “will,” “should,” “could,” “might” or “may” occur. These statements are only our current expectations and are based on our management's beliefs and assumptions and on information currently available to our management. These statements appear throughout this Annual Report on Form 20-F, including under:

•	“Item 3. Key Information—Risk Factors” and “Item 5 – Operating and Financial Review and Prospects” regarding our management objectives;

•	“Item 5. Operating and Financial Review and Prospects” regarding our management objectives, including our 2008 outlook, as well as trends in results, prices, operations and overall market trends; and

•	“Item 8. Financial Information – Dividend Policy” regarding our policy on future dividend payments.

Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Annual Report on Form 20-F and other risks, including:

•	our ability to successfully implement our business strategy;

•	uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;

•	inability to attract and retain qualified management and personnel;

•	increases in the costs of our raw materials;

•

the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

•	the effects of rapid technological changes and vigorous competition in the markets in which we operate;

•	changes in competition and the pricing environments in the countries in which we operate;

•	the failure to keep pace with technological changes in our industry;

•	potential product liability claims;

•	the effects of the higher degree of regulation in the markets in which we operate;

•	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

•	inability to successfully adapt our internal controls over financial reporting to changes in circumstance;

•	the monetary and interest rate policies of the countries in which we operate; and

•	exchange rates.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section.

PART I

Currency Translation

Unless specifically referenced or the context implies otherwise, the following entities are collectively referred in this annual report as “we”:

(1)	Jinpan International Limited (“Jinpan International”), a British Virgin Islands business company;

(2)	Jinpan International (USA) Limited (“Jinpan USA”), a New York corporation and wholly owned subsidiary of Jinpan International;

(3)	Jinpan Electric (China) Company Limited (“Jinpan China”), a foreign funded PRC limited liability company and wholly owned subsidiary of Jinpan International;

(4)	Hainan Jinpan Electric Company Limited (“Hainan Jinpan”), a sino-foreign cooperative joint venture owned by Jinpan International and Wuhan Jinpan Electric Company Ltd.; and

(5)	Wuhan Jinpan Electric Company Limited (“Wuhan Jinpan”), a Chinese enterprise owned by Jinpan China and Hainan Jinpan.

We prepared our financial statements in accordance with United States Generally Accepted Accounting Principles (U.S. GAAP). However, the monetary unit used in the financial statements is Renminbi Yuan, referred to in the financial statements as “RMB” or “Renminbi,” the lawful currency of the People’s Republic of China or the PRC. For the reader’s convenience, some financial information was converted from Renminbi into U.S. Dollars, referred to herein as “US$” or “dollar” using the noon buying rate (the "Noon Buying Rate") in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2007, of RMB 7.29 = US$1.00.

The dollar amounts reflected in these conversions should not be construed as representing amounts that can actually be received or paid or convertible into dollars (unless otherwise indicated), nor do such conversions mean that the Renminbi amounts (i) actually represent the corresponding dollar amounts stated, or (ii) can be converted into dollars at the assumed rate.

The following table sets forth for the years 2003 to 2007 and for the beginning of 2008 certain information regarding the Noon Buying Rate for Dollars expressed in RMB per US $.

Calendar Period	High	Low	Average(1)	At Period end

2002	8.27	8.28	8.28	12/31/2002
2003	8.28	8.28	8.28	12/31/2003
2004	8.28	8.28	8.28	12/31/2004
2005	8.07	8.28	8.18	12/31/2005
2006	7.80	8.07	7.94	12/31/2006
2007	7.29	7.77	7.53	12/31/2007
2008 (through June 17, 2008)	6.89	7.29	7.07	06/17/2008

Monthly Rates

January 2008	7.18	7.29	7.235	01/31/2008
February 2008	7.11	7.20	7.155	02/29/2008
March 2008	7.01	7.11	7.06	03/31/2008
April 2008	6.98	7.01	7.00	04/30/2008
May 2008	6.94	7.00	6.94	05/31/2008
June 2008 (through June 17, 2008)	6.89	6.96	6.92	06/17/2008

(1)	Average of the rates for each month in the relevant period except for June, 2008 for which the dates used are through June 17, 2008.

Item 1.	Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.	Offer Statistics and Expected Timetable

Not Applicable.

Item 3.	Key Information

A.	Selected Financial Data

The following selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and the consolidated financial statements and the related notes included in this Annual Report on Form 20-F.

We prepare our historical consolidated financial statements in accordance with U.S. GAAP. The selected financial data, set forth in the table below, have been derived from our audited historical financial statements for each of the years from 2003 to 2007. The selected consolidated statement of income data for the years 2005, 2006, and 2007, and the selected consolidated balance sheet data at December 31, 2006 and 2007, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2003 and 2004, and the selected consolidated balance sheet data at December 31, 2003, 2004 and 2005, has been derived from our previously published audited consolidated financial statements, which are not included in this document. These selected financial data should be read in conjunction with our consolidated financial statements and the related notes, and are qualified entirely by reference to such consolidated financial statements and the related notes.

	Year ended December 31,

	2003	2004	2005	2006	2007	2007

	RMB	RMB	RMB	RMB	RMB	US$(1)

Income Statement Data:
Sales	276,564	349,609	438,219	653,208	903,361	119,623
Costs of goods sold	(157,559)	(228,519)	(297,818)	(471,403)	(588,941)	(77,988)
Gross profit	119,005	121,090	140,401	181,805	314,420	41,635
Selling and administrative expenses	(86,883)	(84,772)	(88,407)	(104,200)	(173,434)	(22,966)
Income from operations	32,122	36,318	51,994	77,605	140,986	18,669
Interest Expenses	(354)	(423)	(1,499)	(2,231)	(3,515)	(465)
Other income	4,717	3,032	2,807	5,052	3,124	414
Income before taxation	36,485	38,927	53,302	80,426	140,595	18,618
Income Tax	(3,727)	(4,031)	(8,744)	(10,891)	(16,809)	(2,226)
Income before Minority Interest	32,758	34,896	44,558	69,535	123,786	16,392
Minority interest	(5,845)	(6,032)	(7,482)	(9,876)	—	—
Net income	26,913	28,864	37,076	59,659	123,786	16,392

Earnings per share:

Basic	4.21	4.44	5.70	9.00	15.52	2.05
Fully diluted	4.15	4.33	5.58	8.87	15.30	2.03
Number of shares outstanding: (2) Basic	6,390,804	6,498,178	6,499,898	6,625,726	7,976,755	7,976,755
Fully diluted	6,487,116	6,663,305	6,640,396	6,728,915	8,090,630	8,090,630

As of December 31,

	2003	2004	2005	2006	2007	2007
	RMB	RMB	RMB	RMB	RMB	US$(1)
Balance Sheet Data:
Cash and cash equivalents	66,571	46,433	52,396	256,320	114,565	15,705
Total assets	283,890	351,228	411,197	707,870	884,627	121,272
Net assets	208,854	233,857	258,807	490,219	603,574	82,743
Minority interest	6,841	5,437	6,200	8,358	-	-
Equity	208,854	233,857	258,807	490,219	603,574	82,743

____________________

(1)        For your convenience, conversion of amounts from Renminbi into U.S. dollars has been made at the Noon Buying Rate.

(2)	There are 20,000,000 common shares authorized and 1,000,000 preferred shares authorized.

B.	Capitalization and indebtedness

Not applicable.

C.	Reasons for the offer and use of proceeds

Not applicable.

D.	Risk Factors

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

Risks Related to Our Business

Our operating results are substantially dependent on one product.

Substantially all of our revenue comes from the sale of cast resin transformers, and we expect this pattern to continue. Accordingly, our future operating results will depend on the demand for this product. We cannot assure you that the market will continue to demand our current product or that we will be successful in marketing any new or enhanced products. If our competitors produce new products that are superior to our cast resin transformers in performance or price, demand for our product may decline. A decline in demand for our cast resin transformers as a result of competition, technological change, economic conditions in China, restrictions on our ability to market this product or other factors would reduce our total revenues and harm our ability to maintain profitability.

Our growth may be slow if the demand for electric power in China does not continue to remain strong.

Demand for our products is linked closely to increased demand for electrical power in China. While such demand has experienced strong growth over the past several years, there can be no assurance that such growth will continue. Any material decline in the use of electricity in China is likely to adversely impact our business.

Our operating revenues would decline significantly if we lost one or more of our largest customers, which could have a material adverse impact on our business.

A significant portion of our operating revenues are concentrated among our largest customers. Sales to our five largest customers in the aggregate for the fiscal years ended December 31, 2005, 2006, and 2007 accounted for approximately 16.00%, 16.00%, and 23.00% respectively, of our total sales. Sales to our largest customer for those same periods accounted for approximately 5.00%, 6.30%, and 9.60% of our total sales respectively. We cannot assure you that any of our principal customers will maintain their volume of business with us or that a similar volume of business will be forthcoming from new or existing customers to replace any lost business. The loss of one or more of these existing principal customers without replacement by a customer of similar volume could have a material adverse effect on our business and financial condition.

We sell all of our reactors to one large original equipment manufacturer, or OEM, and any significant decrease of sales of reactors to this large OEM would have a negative effect on the revenues we receive from the sale of reactors.

In 2007, revenue derived from the sale of reactors accounted for approximately 5% of our total revenue, or approximately $5.6 million. Presently, we sell all of our reactors to one large OEM. This is in contrast to a more diversified customer base for our cast resin transformers. Any significant decrease in the sale of reactors to this large OEM could have a material adverse effect on revenue derived from the sale of reactors. In addition, if we fail to collect large accounts receivable from this large OEM, we could be subject to significant financial exposure.

If we lose our key personnel, our ability to operate our company and our results of operations may suffer.

Our future growth and success will depend in part on our ability to retain key members of our management, who are familiar with our business and the potential markets in which our business competes. We do not have “key person” or similar insurance on any of these individuals. If we lose their services or the services of key personnel, our financial results or business prospects may be harmed. Additionally, our future growth and success will depend in part on our ability to attract, train, and retain sales, marketing, and management personnel. We cannot be certain that we will be able to attract and retain the personnel necessary to manage our operations effectively. Competition for experienced executives from numerous companies may limit our ability to hire or retain personnel on acceptable terms or at all. In addition, many of the companies with which we compete for experienced personnel have greater financial and other resources than we do. Moreover, the employment of non-citizens may be restricted by applicable immigration laws.

If any of our current suppliers delay, interrupt, or halt supply to us we could be forced to obtain our raw materials at higher prices from alternative sources.

The principal raw materials we require for our business are (1) silicon steel, which forms the core of our transformers, (2) copper and aluminum foil and wire, which wind around the core to form the coil, and (3) cast resin and electric isolation material, which serve as the insulation medium between coils. Prevailing prices for such commodities are subject to fluctuations due to changes in supply and demand and a variety of additional factors beyond our control, such as global political and economic conditions. Historically, prices for some of these raw materials have been volatile and unpredictable, and such volatility is expected to continue. Therefore, commodity price changes may result in unexpected increases in raw material costs, and we may be unable to increase our prices to offset these increased costs without suffering reduced volumes, revenues or operating income. We do not hedge against changes in commodity prices.

We maintain at least two suppliers for each of the principal raw materials in order to enhance our ability to obtain an adequate supply of high quality, competitively-priced raw materials. We usually keep a two or three month supply of these raw materials in our inventory. In 2007, the raw materials used in our products were supplied by two principal suppliers. However, if our suppliers fail to supply these raw materials to us for any reason, including due to adverse financial developments at or affecting the supplier, and/or due to unexpected demand, labor shortages or disputes, it could have a material adverse effect on our results of operations.

Increased competition with other large and small transformer manufacturers may result in reduced prices and loss of market share.

The market for cast resin transformers is highly competitive and we expect increased competition in the future. We primarily compete with several large transformer manufacturers as well as a number of small transformer manufacturers. Most of our major competitors are partially government owned entities and some have greater name recognition and more extensive engineering, manufacturing, and marketing capabilities than we do. Our future success will largely depend on our marketing efforts and ability to expand our production capacity.

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

China’s accession into the World Trade Organization has gradually eased, and may continue to ease, restrictions on foreign ownership in our industry and may increase competition in the markets in which we compete.

On December 11, 2001, China officially joined the World Trade Organization, or the WTO. This has led and may continue to lead to increased foreign investment in mainland China, which may in turn increase competition and foreign participation in the markets in which we compete. As a result of China’s entry into the WTO, we may have additional competitors in China such as ABB, Siemens, and Alstom. These and other potential competitors in China and elsewhere have and may have greater financial and other resources than we do. Increased competition and foreign participation may have a material adverse effect on our financial condition and results of operations as well as our business and prospects.

If we are unable to maintain our expertise in manufacturing processes or identify new technologies as they arise we will be unable to compete successfully.

The electrical transformer industry may be subject to changing technology, evolving industry standards, emerging competition and innovative product introductions. For example, we believe that power distribution solutions for alternative energy sources, including technologies that harness wind and solar energy, hold promising opportunities for future growth. There can be no assurance that we will successfully identify new technologies as they arise and develop and bring new products and services to the market in a timely manner or that products, services or technologies developed by others will not render our products, services, or technologies noncompetitive, obsolete, or less marketable.

We may face product liability claims that may result in costly litigation and divert attention of our management.

Our business exposes us to liability risks that are inherent in the manufacturing and marketing of potentially dangerous electrical equipment. Consistent with industry practice in China, we do not currently maintain product liability insurance on our products. If a litigant were successful against us it could have an adverse effect on our business, financial condition, results of operations and liquidity. Additionally, a well-publicized actual or perceived problem could adversely affect our market reputation which could result in a decline in demand for our products.

We may be subject to trademark infringement claims by third parties that could subject us to financial liability or limit our product offerings, and our competitive position could be harmed if we are unable to protect our intellectual property.

We own the rights to the trademark “JST,” which is registered with the Trademark Bureau of the State Administration of Industry and Commerce in China. We believe that much of our success in growing sales and market share is due to our focus on providing high quality products and services. Achieving greater customer recognition of our trademark is also important to our marketing and expansion effort. However, with regard to our current trademark or any future trademarks, we cannot be sure that any one or all of the following scenarios has not occurred or will not occur, any one of which could have a material adverse effect upon us:

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

We have not protected our intellectual property rights outside of China and we cannot be certain that countries will protect proprietary rights to the same extent as do the laws of China.

We may be subject to patent infringement claims by third parties that could subject us to financial liability or limit our product offerings.

We own the rights to four Chinese utility model patent certificates and one invention application pending in China. The four Chinese utility model patent certificates covers aspects of our cast resin technology and our transformers, including coil windings. The pending invention application is directed to a triangular transformer core structure. To date, we have not filed for patent protection outside of China. The Chinese utility model patent certificates and pending application provide some protection of our technology in China, but they do not provide protection outside of China.

We currently hold a license from Schneider Electric (China) Investment Co. Ltd. (“Schneider Electric”), a leading manufacturer of circuit breakers, to the use of its breaker technology, and have developed low- and medium-voltage switchgear products from this licensing arrangement. If our arrangement with Schneider Electric may fail, or expire without renewal, we could be prevented from selling these products. We may not be able to enter into another license arrangement, or one on commercially reasonable terms, to the use of similar breaker technology or be able to redesign our product to avoid infringement. Any required modification of our products or development of new products could harm our business.

Because we are a British Virgin Islands company, you may not be able to enforce judgments against us that are obtained in United States courts.

We are incorporated under the laws of the British Virgin Islands. As a result, it may be difficult for investors to effect service of process upon us within the United States or to enforce against us judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by British Virgin Islands counsel that judgments of United States courts predicated upon the civil liability provisions of the federal securities laws of the United States may be difficult to enforce in British Virgin Islands courts and that there is doubt as to whether British Virgin Islands courts will enter judgments in original actions brought in British Virgin Islands courts predicated solely upon the civil liability provisions of the federal securities laws of the United States.

Risks Related to Our Chinese Operations

We may be subject to the political, economic and other uncertainties of China, which is a socialist state controlled by the Communist Party of China.

Because we are a foreign company conducting our operations and owning assets primarily in China, our operations and assets are subject to political, economic, legal and other uncertainties which affect companies operating in China.

China is a socialist state which since 1949 has been controlled by the Communist Party of China. Changes in the top political leadership of the Chinese government may have a significant impact on policy and the political and economic environment in China. Furthermore, because economic reforms and growth in China have been more successful in some provinces than in others, the continuation or increase of these economic disparities could affect political or social stability in China.

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

The economy of China differs from most countries belonging to the Organization for Economic Co-operation and Development or OECD, in structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation, and balance of payments position. China’s economy is managed in part through a series of five-year economic and social development plans, each “Five-Year Plan” is formulated by the State Council and approved by the National People’s Congress and sets the overall agricultural, industrial, financial and other economic and social development targets. In implementing each Five-Year Plan, the State Planning Commission, a commission directly under the State Council, establishes annual production and development targets, formulates and supervises the implementation of annual plans designed to achieve those targets, and approves major economic projects. Although the majority of productive assets in China are still owned by the Chinese government, in the past several years the Chinese government has implemented economic reform measures that emphasize decentralization, the utilization of market forces in the development of the Chinese economy, and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual and we may not be able to capitalize on all such reforms. Further, there can be no assurance that the Chinese government will continue to pursue such policies, that such policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in China would not become subject to the risk of nationalization, which could result in the total loss of investments in China.

Since 1978, the Chinese government has been reforming its economic systems. Many of the reforms are unprecedented or experimental and are expected to change as the government seeks to refine and improve them. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or the disparities in per capita wealth between regions within China, could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on our operations. Although reforms to China’s economic system have not adversely impacted our operations in the past and are not expected to adversely impact our operations in the foreseeable future, there can be no assurance that the reforms to China’s economic system will continue or that we will not be adversely affected by changes in the China’s political, economic and social conditions and by changes in policies of the Chinese government, such as changes in laws and regulations (or the interpretations or enforcement thereof), measures which may be introduced to control ownership of Chinese businesses by non-Chinese companies or investors, control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad and reduction in tariff protection and other import restrictions. Our operating results may also be significantly affected by the inadequate development of an infrastructure for power plants and the potential unavailability of adequate power and water supplies, transportation, satisfactory roads, communications abilities and raw materials and parts.

The Chinese economy has experienced significant growth in recent years, but such growth has been uneven among various geographical regions and sectors of the economy. The Chinese government implemented various policies from time to time, including, but not limited to, the periods from 1989 to 1991 and again commencing in 1993, to restrain the rate of economic growth, control inflation and otherwise regulate economic expansion. Although we do not expect such policies to impact our operations, we may benefit from these types of policies or, on the other hand, more severe measures or other actions by the Chinese government not currently expected could decrease demand for our products and adversely affect our earnings.

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

Our operations and assets in China are subject to significant political uncertainty. Our business, results of operations and financial condition could be adversely affected by policy changes made by the Chinese government to any of the following:

•	laws and regulations generally, or their interpretation and enforcement thereof,

•	governmental imposition of restrictive measures intended to reduce inflation, increase taxes, or reform unprofitable state-owned enterprises,

•	confiscatory or increased taxation,

•	restrictions on currency conversion and currency devaluations,

•	regulations of Chinese businesses owned by non-Chinese companies or investment in such businesses by non-Chinese investors,

•	imports, import duties, and sources of supply,

•	the expropriation of private enterprise, or

•	inadequate development of China’s infrastructure, transportation and communications.

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

Our headquarters and primary manufacturing facility are located in Hainan province, which has been designated a SEZ by the Chinese government. Our second manufacturing facility is being built in an EDZ in Wuhan, China. The National People’s Congress has delegated rulemaking authority to the State Council and the State Administration of Taxation. Local governments may continue to offer tax incentives to attract investment. For Hainan Jinpan, the applicable corporate income tax rate is 18% for fiscal year 2008. This rate will increase by increments of 2% per year, on average, until the tax rate reaches 25% in 2012. Presently, we enjoy preferential tax treatment in Wuhan. Wuhan Jinpan will not be subject to corporate income tax for 2008 and 2009. From 2010 to 2012, the corporate income tax applicable to Wuhan Jinpan would be half of the prevailing rate. We cannot assure you that the Chinese government will continue to offer preferential tax treatment to foreign funded companies operating out of SEZs and EDZs.

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

Despite continued economic reforms, we cannot assure you that the Chinese economy, upon which our products rely for growth, will continue to grow as it recently has done.

China has operated a centrally-planned economy since 1949. Since 1978, China has implemented a series of economic reform programs in an effort to revitalize its economy and improve living standards, including the implementation of policies designed to attract foreign investment and technology. Based on figures published by the National Bureau of Statistics of China (“NBS”), China’s GDP grew at an average annual rate of 20% from 1978 to 2006. According to NBS, China’s GDP in 2007 was 24.66 trillion RMB, an increase of 11.40% over the previous year. 2007 marked the fifth consecutive year that China’s GDP recorded double digit growth. NBS data show that China’s GDP in 2003, 2004, 2005, and 2006 grew by 11.40%, 15.00%, 13.00%, and 12.80% respectively. There is no assurance that the Chinese economy will continue to grow at such rates and if it fails to do so our business may be adversely affected.

Despite recent reforms, we may be adversely affected by China’s unsophisticated legal system and it may be difficult to enforce our legal rights under Chinese law and for third parties to enforce the laws of the United States or any other state in China.

China’s legal system is a civil law system, which is based on written statutes, and court decisions do not carry precedential value. China does not have a well-developed, consolidated body of laws governing corporations in general or foreign investment enterprises in particular. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion in individual cases. As China’s legal system develops, we, like other foreign business entities, may be adversely affected by new laws, changes to existing laws (or new interpretations or enforcement of the laws) and preemption of provincial or local laws by national laws. In addition, in circumstances where adequate laws do exist, it still may not be possible for us to obtain swift and equitable enforcement of our legal rights under Chinese law.

Moreover, because certain directors and officers are non-residents of the United States, it may be difficult for investors to affect service of process upon these non-residents in the United States or to enforce United States judgments against them in China’s courts. There is uncertainty as to whether China’s courts would enforce:

•	judgments of U.S. courts obtained against us or these non-resident directors and officers based on the civil liability provisions of the securities laws of the United States or any state; or

•

in original actions brought in the People’s Republic of China, liabilities against us or these non-resident directors and officers predicated upon the securities laws of the United States or any state.

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

The expansion of our operations internationally may be adversely affected by economic, political, legal and other uncertainties of some foreign countries.

Although we sell products to customers based principally in China, we are doing business in the U.S. and seek to do business in other countries as well. In the future, our operations and sales outside of China may be affected by the following risks, which may adversely affect companies operating in China and Chinese companies doing business outside of China:

•	political and economic risks, including political instability,

•	currency controls and exchange rate fluctuations,

•	regulations of Chinese businesses owned by non-Chinese companies or investment in such businesses by non-Chinese investors

•	changes in import/export regulations, tariff and freight rates, and

•	various forms of protectionist trade legislation which currently exist or have been proposed in some foreign countries.

We receive our revenues in Renminbi, which experiences volatility in its exchange rates to certain foreign currencies and may adversely affect our financial performance.

We receive almost all of our revenues in Renminbi. The Chinese government imposes control over our foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign imports. As a result, Renminbi is not freely convertible into foreign currencies. The Renminbi exchange rate to some other currencies can also be volatile. Yet, we are required to meet foreign currency obligations such as for future purchases of certain equipment and raw materials from Germany. As a result, we face two risks: first, where our revenues are translated into other currencies, the translated revenue may reflect volatility due to the volatility of each rate; and second, we may face higher than anticipated costs for purchases which are required to be made in other currencies.

Effective as of December 1, 1996, Renminbi has become fully convertible for all current account transactions. Foreign currency, which is required for current account transactions, can be bought freely at authorized Chinese banks, so long as the procedural requirements prescribed by law are met. Payment of dividends to foreign investors holding equity interests in Chinese companies, including Foreign Investment Enterprises such as Hainan Jinpan, Jinpan China, is considered a current account transaction. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks. Purchase of foreign currency for capital account transactions still requires prior approval of the State Administration for Foreign Exchange.

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

According to the National Development and Reform Commission of China, in 2007, the general level of consumer prices in China was up by 4.8% over the previous year. Of this total, the prices for food items were up 12.3%. The retail prices of commodities were up by 3.8%, while the producers’ prices for manufactured goods increased by 3.1%, and the purchasing prices for raw materials, fuels and power went up by 4.4%. The prices for investment in fixed assets were up 3.9%. Producers’ prices of farm products were up by 18.5%. The sales prices for housing in 70 large and medium cities were up by 7.6%.

High inflation may in the future cause the Chinese government to impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby adversely affect the market for our products.

Any future outbreak of severe acute respiratory syndrome, avian flu or similar adverse public health developments in China may have a material adverse effect on our financial condition and results of operations.

In late 2002 and the first half of 2003, China and certain other countries and regions experienced an outbreak of severe acute respiratory syndrome, or SARS. On July 5, 2003, the World Health Organization declared that the SARS outbreak had been contained. Moreover, certain countries and regions, including China, have recently encountered incidents of the H5N1 strain of bird flu, or avian flu. We are unable to predict the effect, if any, that avian flu may have on our business. In particular, any future outbreak of SARS, avian flu or similar adverse public health developments may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any future outbreak of SARS, avian flu or similar adverse public health developments may have a material adverse effect on our financial condition and results of operations.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to Penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies and certain non-U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in China and other foreign countries. We can make no assurance, however, that our employees or other agents will not engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

We may have difficulty in establishing adequate management, legal and financial controls in China.

Chinese companies have in some cases, been resistant to the adoption of Western styles of management and financial reporting concepts and practices, which include sufficient corporate governance, internal controls and, computer, financial and other control systems. In addition, we may have difficulty in hiring and retaining a sufficient number of qualified employees to work in China. As a result of these factors, we may experience difficulties in establishing management, legal and financial controls, collecting financial data and preparing financial statements, books of account and corporate records and instituting business practices that meet Western standards with respect to future acquisitions. Therefore, we may, in turn, experience difficulties in implementing and maintaining adequate internal controls. Any such deficiencies, weaknesses or lack of compliance could have an adverse effect on our business.

Risks Relating to Our Common Shares

We may experience volatility in our share price, which could negatively affect your investment, and you may not be able to resell your shares at or above the price you paid for them.

The market price of our common shares may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

•	quarterly variations in operating results;

•	changes in financial estimates by securities analysts;

•	changes in market valuations of other similar companies;

•	announcements by us or our competitors of new products or of significant technical innovations, contracts, acquisitions, strategic partnerships or joint ventures;

•	additions or departures of key personnel;

•	any deviations in net sales or in losses from levels expected by securities analysts; and

•	future sales of common shares.

In addition, the stock market has recently experienced extreme volatility that has often been unrelated to the performance of particular companies. These market fluctuations may cause our share price to fall regardless of our performance.

Shares eligible for future sale may depress our share price.

As of December 31, 2007, we had 8,186,617 common shares outstanding, of which 2,776,912 shares were held by affiliates and, in addition, 151,250 common shares were subject to outstanding options granted under our share option plan, of which 151,250 shares were vested as of December 31, 2007.

All of the common shares held by our affiliates are restricted or control securities eligible for resale under Rule 144 promulgated under the Securities Act. The common shares issuable upon exercise of the share options have been registered under the Securities Act. Sales of common shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of our common shares and could impair our ability to raise additional capital through the sale of equity securities.

Future issuance of additional common shares could cause dilution of ownership interests and adversely affect our share price.

We may in the future issue our previously authorized and unissued securities, resulting in the dilution of the ownership interests of our shareholders. We are currently authorized to issue 20,000,000 common shares. The potential issuance of such additional common shares may create downward pressure on the trading price of our common shares. We may also issue additional common shares or other securities that are convertible into or exercisable for common shares for capital-raising or other business purposes. Future sales of substantial amounts of common shares, or the perception that sales could occur, could have a material adverse effect on the price of our common shares.

Because we are a British Virgin Islands company, your rights as a shareholder may be less clearly established as compared to the rights of shareholders of companies incorporated in other jurisdictions.

Our corporate affairs are governed by our memorandum of association and articles of association and by the BVI Business Companies Act, 2004. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under British Virgin Islands law are not as clearly established as are the rights of shareholders in many other jurisdictions. Under British Virgin Islands corporate law, we may negate or modify the three basic rights of shareholders (the right to vote, the right to an equal share in any dividend paid and the right to an equal share in any distribution of our surplus assets). Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholder than they would have as shareholders of a company incorporated in another jurisdiction.

We may not continue to pay cash dividends in the future.

We cannot assure that we will continue to pay cash dividends or if we do, that we will do so at the current rate. We may elect at any time to retain all future earnings for use in the operation of our business and to fund future growth. Any future cash dividends will depend upon our results of operations, financial condition, cash requirements, the availability of a surplus and other factors.

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our common shares during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our common shares during the current taxable year of 2008 or any subsequent taxable year if we are treated as a PFIC for that taxable year.

            The determination of whether or not we are a PFIC is made on an annual basis and depends on the composition of our income and assets, including goodwill, from time to time. Specifically, we will be classified as a PFIC for U.S. tax purposes for a taxable year if either (a) 75% or more of our gross income for such taxable year is passive income, or (b) 50% or more of the average percentage of our assets during such taxable year either produce passive income or are held for the production of passive income. For such purposes, if we directly or indirectly own 25% or more of the shares of another corporation, we will be treated as if we (a) held directly a proportionate share of the other corporation’s assets, and (b) received directly a proportionate share of the other corporation’s income.

Item 4.	Information on the Company

A.	History and Development

Jinpan International was incorporated in the British Virgin Islands on April 3, 1997 and its corporate affairs are governed by its Memorandum and Articles of Association and by the BVI Business Companies Act, 2004 (No. 16 of 2004). Jinpan International’s principal executive offices are located at c/o Hainan Jinpan Electric Corporation Ltd., No. 100 Nanhai Avenue, Jinpan Development Area, Haikou, Hainan China and currently owns 100% of Hainan Jinpan, Jinpan International’s principal operating subsidiary.

Hainan Jinpan was established in June 1997 as a sino-foreign cooperative joint venture between Haikou Jinpan Special Transformer Works (“Haikou Jinpan”) and Jinpan International. It is located in the Hainan Province in southern China and is principally involved in the design, manufacture and sale of cast resin transformers. Until June 30, 1997, Hainan Jinpan’s operations were wholly-owned and conducted by Haikou Jinpan. Haikou Jinpan was a manufacturer of cast resin transformers in China established in August 1993.

Pursuant to the terms of the joint venture contract between Haikou Jinpan and Jinpan International, Haikou Jinpan received a 15% equity interest in Hainan Jinpan in exchange for the capital contribution of its building, equipment, and other production and related facilities, while Jinpan International received an 85% equity interest in Hainan Jinpan in return for our commitment to contribute capital of US$2.1 million. Hainan Jinpan purchased all the remaining assets and liabilities of Haikou Jinpan in exchange for US$2.1 million. Jinpan International over the management of Hainan Jinpan from Haikou Jinpan after its acquisition of this 85% equity interest.

On December 19, 2006, Jinpan International entered into an agreement with Haikou Jinpan to purchase all of Haikou Jinpan’s interests in Hainan Jinpan (15%) for US$11 million. The transaction was consummated on February 13, 2007, at which time Hainan Jinpan became our wholly-owned subsidiary.

In 2005 and 2006, we invested approximately RMB 7.5 million and RMB 21 million, respectively, on capital expenditures mainly to purchase equipment and to expand manufacturing plant located in Hainan Province, China. We funded these expenditures with our available cash, funds generated from operations and borrowings under credit facilities from Nan Yan Commercial Bank and the Bank of China. In December 2006, we raised approximately US$25.7 million from the sale of 1,350,371 common shares and used the net proceeds from the share sale (1) to purchase the outstanding minority interest in Hainan Jinpan, (2) to invest in a new manufacturing facility in Wuhan, China, which we expect to become operational in mid 2008 and (3) to buy equipment for our expanded manufacturing facility in Hainan. We allocated the remainder of the proceeds to operational expenses. See Item 5, “Operating Financial Review and Prospects – Liquidity and Capital Resources.”

            In February 2007, we purchased approximately 400,000 square feet of land in Wuhan, which is located in central China. This location is closer to our raw material suppliers and provides easy access to highway and railroads. We expect that the land will be used for the construction of our new production facility and the total cost of the land and construction will be approximately US$6 million. Construction was completed in May 2008 and we expect to begin production by the end of the second quarter of 2008. It is expected that the Wuhan facility will increase our annual production capacity by 50%. The Wuhan expansion was financed from the net proceeds we received from our share sale in December 2006 as described in Item 10C – "Additional Information – Material Contracts."

We expect to make capital expenditures of approximately RMB 14.5 million in 2008 and that our current cash and funds generated from operations, together with existing credit facilities, will be sufficient to meet our capital expenditures in 2008.

B.	Business Overview

General overview

We design, manufacture and sell cast resin transformers for voltage distribution equipment in China. Our cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. In 2007, our subsidiary, We had total sales of RMB 903.4 million (US$ 119.6 million) based upon sales of our transformers having a total capacity of 6 million KVA (Kilovolt-Ampere).

Transformers step-up and step-down voltages in electrical energy applications. Large transformers are commonly used at generating facilities to increase voltage and decrease current needs in order to transport electric energy across transmission lines. When the electric energy reaches the end user, a step-down transformer is used to reduce voltage and increase current for general use. The process of transforming high voltage to low voltage results in some energy loss which produces heat. Therefore, electric transformers, including our cast resin transformers, are used to step-down voltages and must contain effective cooling systems. Oil-filled transformers, which are widely used in China and throughout the world, circulate oil through their coils to help disperse the heat to the surrounding environment. Although oil-filled transformers are less expensive to purchase than other types of transformers and work effectively, oil-filled transformers have a number of problems, including:

•	the need for periodic maintenance;

•	the risk of combustion or explosion; and

•	the possibility of leakage, which creates potential environmental problems.

In light of these problems, other types of transformers, including cast resin transformers, have been increasingly used in China.

Cast resin transformers were developed in Germany in the 1960s as an alternative to oil-filled transformers. In contrast to oil-filled transformers, which have their coils immersed in oil to absorb and disperse heat, coils in cast resin transformers are coated with a dry epoxy resin which has the ability to withstand temperatures as high as 188 degrees Celsius. This dry epoxy resin coating serves as the insulation medium between coils. In order to facilitate effective insulation, appropriate precautions must be maintained to ensure that any moisture or condensation has been removed when the epoxy resin is cast. Rather than requiring a liquid such as oil to absorb the heat produced, cast resin transformers release the heat produced into the ambient air in the form of hot air.

Our electric transformer products

We manufacture four main types of cast resin transformers, which are distinguished by their insulation systems. The insulation systems used are: 155 degree Celsius Class “F” per IEC60076 (International Electrotechnical Commission) and 180 degree Celsius Class “H” for the Chinese market and 150 and 185 degree Celsius per ANSI (American National Standard Institute), IEEE (Institute of Electrical and Electronics Engineers), and NEMA (National Electrical Manufacturers Associations) standards for the U.S. and North American markets. In some transformers the high and low voltage coils are cast in epoxy resin under vacuum conditions. In others, the high voltage coils are cast in epoxy resin under vacuum conditions and the low voltage coils are encapsulated. Since our coils are either cast or encapsulated, they use ambient air to cool the transformers instead of requiring a liquid, such as oil, to absorb the heat produced. The Chinese Ministry of Machinery has published guidelines requiring, to the extent possible, the use of cast resin transformers in all buildings with public access. Currently factories are not subject to this regulation.

In the event that our standard size cast resin transformers do not meet our customer’s requirements or a customer seeks to purchase a transformer with a capacity in excess of the maximum KVA capacities of our standard transformers, we offer design, engineering services which enable us to manufacture custom made transformers to fulfill our customer’s particular needs. In order to customize our transformers, we employ 60 design engineers who utilize 3D design systems and AutoDesk Inventor to design custom made transformers. For example, our team designed and installed a custom-made transformer with a capacity of 25,000 KVA for use in the Beijing subway system. The pricing of our transformers is based upon capacity as measured in KVA. We add to the price of our transformer the cost of engineering services performed.

We believe that the main advantages of our cast resin transformers as compared to other electric transformers are that our transformers:

•	are manufactured with fire resistant components;

•	do not use a potentially environmentally harmful cooling liquid, such as oil, that may leak;

•	use less power or produce energy loss than other available transformers;

•	require little maintenance;

•	are resistant to short circuit shocks;

•	have greater emergency overload capability;

•	have greater reliability; and

•	have smaller dimensions and are less noisy when operated.

We obtained an ISO9001 certification for our cast resin transformers in April 1997. We also obtained an ISO14001 certification from the Environmental Management Certification Center for the Machinery Industry in September 2000, making it one of only a few Chinese transformer manufacturers to have received such certification from the International Standardizing Organization. We have been able to maintain these ISO certifications since their issuance. Equipment manufactured by us also underwent complete type testing and was certified by KEMA High Power Laboratory in September 1999. Additionally, our transformers have been certified by the Chinese Ministry of Machinery and Ministry of Electric Power, indicating that we have satisfied the required national standards related to product quality.

            We have successfully listed our transformer products with Underwriters Laboratories Inc. (“UL”) with our products listed under transformer categories XPRS and XPFS7 for the United States and Canada, respectively, with an effective issue date of January 26, 2007. UL specializes in product compliance and a UL Listing requires compliance with UL’s Standards for safety, under which product samples are tested and evaluated in accordance with applicable safety requirements. UL Standards for safety provide for certain technical requirements, which products must meet in order to become eligible to bear a UL mark. Once a product meets these requirements, authorization is given by UL to apply the appropriate UL mark to the products. A UL listing is considered by the transformer industry to be necessary for entry into the North American market and, therefore, will improve our capability to address this market.

Other products

Since 2004, we have successfully developed into a supplier of switch gear products. Switch gears enable operators of a power distribution network to switch equipment in and out of the network. Our switch gears used technology is licensed from Schneider Electric.

We have also realized successful forward integration through our unit substation business, which began in 1999 and has grown considerably since then. A unit substation is a miniature power generation station comprised of high voltage switchgear, a transformer, a low voltage switchgear, a power meter, and a power factor compensation device all interconnected with cables or buss bars. Hainan Jinpan creates unit substations by integrating the aforementioned equipment together with our transformers. Unit substations are commonly used in applications related to construction and reconstruction of city power networks. Switch gear and transformers are key components in unit substations and we offer these products in China together as part of an integrated unit.

We first began manufacturing and selling line reactors developed for wind towers in 2006. Our line reactors are critical components within wind towers as they limit currents, filter waveforms, and attenuate electrical noise and harmonics associated with the inverter and driver output of wind powered turbines.

Orders for our reactors have climbed steadily through 2007 and revenues derived from the sale of reactors in 2007 reached 5% of our total revenue. Presently, we sell all of our reactors to one large OEM which is in contrast to a more diversified customer base for our cast resin transformers.

Business strategy

In 2007, we focused on promoting our existing product lines, developing new products, continued forward integration and further strengthening our sales force. We expanded our product portfolio to include power distribution equipment for alternative energy sources and we also continued efforts to expand our client base for both conventional and new power distribution products. Finally, we continued to expand our global reach and, with our UL certification in 2007, made considerable headway into the North American market.

Development of New Products

In 2007, we expanded our product line by developing new products and applications that extend the use of our cast resin transformers into new markets, including, but not limited to, wind and solar. We view the market for power distribution products geared towards alternative energy applications as one that presents significant opportunity. We have strengthened our position as a supplier of line reactors for wind towers and have also supplied transformers designed for future generation wind farms. We believe developing such products will greatly enhance our competitiveness as a supplier of electrical equipment in and beyond China.

UL Listing

In 2007, we received UL certification for our transformer products, which are listed under transformer categories XPRS and XPFS7 for the United States and Canada respectively. UL listing marked a major milestone in our efforts to expand in the North American market, allowing us to participate in opportunities both in the U.S. and Canada. In 2007, we were able to participate in some high profile projects in New York because our products are UL certified. UL listing has also resulted in cost savings in some markets. For example, we are now able to sell our transformer products in Canada without having to acquire a separate Canadian Standards Association (CSA) label for our transformer products, because our Canadian customers also recognize the UL label. In 2008, we will aim to expand our market share in North America by leveraging our position as one of only two manufacturers of UL listed cast resin transformers in the world.

Integrated Assemblies

In 2007, we continued to execute our plan to make, sell, and promote in China higher margin integrated assemblies such as our switchgear and unit substations. Since 2004, we have successfully developed into a supplier of switch gear products, which enable operators of a power distribution network to switch equipment in and out of the network. Our switch gears use technology licensed from one of the world’s leading manufacturers of circuit breakers. Through these efforts, we have been able to obtain certain large scale projects for switch system equipment. We have also been successful with respect to forward integration through our unit substation business, which was initiated in 1999 and has grown considerably since then. A unit substation is a miniature power generation station comprised of high voltage switchgear, a transformer, low voltage switchgear, a power meter, and a power factor compensation device all interconnected with cables or buss bars. We create unit substations by integrating the aforementioned equipment together with our transformers. Unit substations are commonly used in applications related to construction and reconstruction of city power networks. Switch gear and transformers are key components in unit substations.

Advance our position in OEM markets

In 2007, we expanded our presence in the OEM market, assisted by the UL listing of our transformer products as well as a sustained effort to address the OEM market over the past several years. In recent years, we made significant progress in the large OEM market, having successfully passed the qualification program of one of the world’s largest power generating equipment manufacturers. This large OEM recognized us with its Best New Supplier Award at its 2005 annual suppliers’ conference. In recognition of the high quality of our products and services, this OEM gave us its Excellence in Quality Award at its 2006 annual suppliers’ conference. In 2008, we aim to further expand our presence in the OEM market by remaining focused on the needs and requirements of our customers, being more responsive to our customer requirements than our competition, and by leveraging our position as one of only two suppliers of UL listed cast resin transformers in the world.

Background information relating to the electric transformer industry in China

GDP Growth and Demand for Electricity

We believe that China’s fast growing economy drives its demand for electric power. Growth in industrial output, fixed asset investment, urbanization, and rising consumer demand for products that require electric power all contribute to China’s growing demand for electric power.

In 2007 China’s economy recorded double-digit growth for the fifth year in a row. According to the National Bureau of Statistics (NBS), China’s GDP in 2007 reached 24.67 trillion RMB, an increase of 11.40% over the previous year. China’s GDP in 2003, 2004, 2005, and 2006 grew by 12.87%, 17.71%, 15.00%, and 14.69% respectively.

Electricity consumption in China maintained a high growth rate in 2007 and according to the China Electricity Council ("CEC"), China consumed 3545.80 billion kw-hours with a year-on-year growth of 14.42%. The primary sector, which is comprised of agriculture and other extractive industries, consumed 86.00 billion kw-hour of electricity, a 5.19% increase over the previous year. The secondary sector, which is comprised of various manufacturing industries, consumed 2484.70 billion kw-hours, a 15.66% increase of the previous year. Within the secondary sector, consumption of electricity by light and heavy industries rose by 9.81% to 450.20 billion kw-hours and by 17.34% to 2006.40 billion kw-hours respectively. The tertiary sector, which is comprised of a range of service industries, consumed 316.70 billion kw-hours, an increase of 10.55% over the previous year.

Supply of Electricity

According to the CEC, China’s total electricity supply reached 3.26 trillion kw-hours, an increase of 14.00% over the prior year. Electricity generated through thermal power reached 2,698 billion kw-hours in 2007, an increase of 13.80% over the previous year and accounting for 82.86% of the total electrical output. Electricity generated through hydropower reached 4.88 billion kw-hours, an increase of 17.60% over the previous year and accounting for 14.95% of the total electrical output. Although China is making progress in developing new alternative energy sources, such as nuclear, wind, and geothermal power, electricity generated from these sources remains a relatively small percentage of the total electricity generated. China generated 62.60 billion kw-hours of electricity using nuclear power in 2007, an increase of 14.10% over the previous year and accounted for 1.92% of the total electrical output.

Power Generation Capacity

To meet its growing demand for electric power, China has invested heavily in its power generation capacity. According to the CEC, China’s total installed capacity of electric power reached 713 million kilowatts at the end of 2007, up from 600 million kw-hours at the end of 2006, while maintaining an overall balance of supply and demand. Even though the installed capacity still maintained a high level of growth in 2007 over 2006, the growth is 6.20% lower than it was in 2006, marking the first time that the growth rate of China’s installed power capacity declined since 2002. China’s installed capacity for hydropower and thermal power climbed to 145 million and 554 million kilowatts, respectively, both up more than 10% over the previous year. The installed capacity of nuclear power rose to 8.85 million kilowatts at the end of 2007.

In its Eleventh Five Year Plan issued in 2006, the Chinese government has set a target of shutting down small thermal power generators, with a total capacity of 50 million kw, in order to conserve energy and reduce pollution. According to the National Development and Reform Commission (NDRC), China shut down 553 small thermal power generators in 2007, with total capacity of 14.38 million kilowatts, or 44% above the annual goal. Large thermal power generators (with single unit capacity exceeding 50,000 kw) will replace the decommissioned generators. These large generators will help the country save 18.8 million tons of coal consumption and reduce 290,000 tons and 37.6 million tons of sulfur dioxide and carbon dioxide emissions annually.

Power Distribution Capacity

China has sped the expansion of its power grids and transformation capacity. According to the CED, China will have expanded its power transmission lines above 220KV to a length of 327,100 km by the end of 2007, up 14.21% over the previous year. China’s transformation capacity of 220KV reached 1.14 billion KVA, up by 118.71% over the previous year. Several projects to send electricity from China’s western regions to the eastern regions are fully operational, with total transmission capacity reaching 47.50 million kw in 2007.

Electrical Equipment Industry

According to NBS statistics, China’s electrical machinery and equipment manufacturing industry, which includes all industrial and home use electrical machinery, achieved total sales of 2,056 billion RMB from January through November 2007, up 32.41% over the corresponding period in 2006, while net profits reached 101 billion RMB, an increase of 41.43% over the previous year. The electrical generation equipment segment of the industry recorded sales of 197 billion RMB in 2007, up 30.02% over the same period in 2006, and recorded net profits of 12.36 billion RMB, up 50.08% over the same period in 2006. The segment of the industry manufacturing electrical wires, cables, optical lines, and other related materials recorded sales of 529 billion RMB in 2007, up 33.96% over the same period in 2006, and recorded net profits of 23.27 billion RMB in 2007, up 33.11% over 2006.

Transformer Industry

According to NBS statistics, China’s transformer manufacturers (including manufacturers of rectifiers and inducers) achieved total sales of 145 billion RMB and net profits of 9.26 billion RMB from January to November 2007, representing increases of 36.09% and 61.16%, respectively, over the corresponding period in the previous year.

Total production output of China’s transformer industry reached 910.21 million KVA in 2007, an increase of 23.59% compared with the output of 736.45 million in 2006. Jiangsu province contributed most to transformer output, reaching 146.79 million KVA, followed by Shandong and Hebei provinces with outputs of 129.97 million KVA and 90.88 million KVA respectively. The table below illustrates the transformer output contributed by each province or region in China.

Region / Province	Total Transformer Output in 2007 (in KVA)
Jiangsu	146,791,671
Shandong	129,969,871
Hebei	90,881,128
Shan'Xi	74,167,831
Liaoning	72,311,082
Guangdong	65,016,194
Zhejiang	60,363,499

Region / Province	Total Transformer Output in 2007 (in KVA)
Chongqing	48,503,754
Hunan	47,711,370
Anhui	28,028,877
Shanghai	25,579,041
Jiangxi	20,958,312
Xinjiang	17,743,299
Sichuan	12,979,188
Yunnan	11,442,109
Jilin	7,194,766
Henan	6,992,210
Guangxi	6,952,747
Tianjin	6,233,668
Hainan	5,704,813
Hei long jiang	5,642,247
Fujian	4,617,475
Hubei	4,067,692
Beijing	2,905,831
Ninxia	2,248,487
Guizhou	1,873,358
Shanxi	1,352,231
Gansu	1,290,176
Inner Mongolia	658,582
Qinhai	26,211
Total	910,207,719

            The table below sets forth our consolidated sales, by geographic region, for the years ended December 31, 2005, 2006, and 2007:

	Year Ended December 31,
	2005	2006	2007
	(U.S. Dollars in millions)
China
Beijing	7.14	9.9	15.4
Tianjing	2.49	4.2	6.55
Chongqing	2.09	2.2	2.85
Shanghai	3.61	7.3	10.3
North East China (Liao Ning, Ji Lin, Hei Longjiang)	5.46	9.8	20.13
Hubei (Wuhan)	3.10	5.5	6.37
He Nan	1.00	1.5	1.67
Hu Nan	1.15	1.2	2.41
Si Chuan (Cheng Du)	2.87	5.3	10.73
Yunnan, Guizhou	1.88	2.9	2.53
Shan Xi	1.56	3.0	5.34
Jiang Su	6.19	8.1	9.13
Jiang Xi	0.02	0	0.47
Zhe Jiang	2.67	4	6.07
Guang Dong	5.10	3.5	3.26
Guang Xi	1.54	2.6	1.63
Fujian	0.52	1.2	2.47
Hainan	1.32	3	2.32
Other	2.54	0.8	3.97
Export	1.25	6.6	6.0
Total:	53.61	82.6	119.60

How our cast resin transformers are manufactured

The essential components of our cast resin transformers are their windings and cores. Under our current manufacturing process at our Haikou facility, we use thirty-two copper coil winding machines to wind copper wire into the high and low voltage coils contained in our traditional and copper foil cast resin transformers and four copper foil winding machine to produce the low voltage copper foil coils used in our copper foil cast resin transformers. The copper coils are insulated with fiberglass mats or quartz powder and are then cast with an epoxy resin in an automated vacuum casting machine to provide further insulation. In order to ensure that the copper coils are properly insulated for safety, the vacuum casting machine removes all moisture and condensation between the copper wire and the resin coating. We use the materials described above in order to ensure that none of the windings crack when heat is produced in the transformer as the expansion coefficient of copper is similar to the expansion coefficient of epoxy resin and fiberglass.

The high and low voltage windings are then wrapped around a silicon steel core, which is composed of several rolls of silicon steel, which have been cut on one of our two automated steel cutting machines. The rolls of silicon steel are then assembled and stacked by one of our two assembly table machines to form the core of a transformer. As one of the most important components of a transformer, the core is used as a transforming medium for electric energy during the transforming process. Our use of high quality materials and advanced cutting mechanism, coupled with the specific reengineering of our products, allows us to manufacture transformers that operate with minimal energy loss and noise. We test and inspect our transformers in accordance with Chinese national standards and will not deliver a transformer to a customer unless each required test has been satisfied. The standard testing is comprised of the following 12 procedures:

1.	measurement of winding resistance;
2.	measurement of voltage ratio;
3.	measurement of impedance voltage;
4.	measurement of current;
5.	source voltage tolerance testing;
6.	induced over-voltage tolerance testing;
7.	measurement of winding insulation resistance;
8.	measurement of partial discharge;
9.	lightning impulse testing;
10.	temperature raise testing;
11.	measurement of sound level; and
12.	short-circuit testing.

The raw materials used in our cast resin transformers and their sources of supply

The principal raw materials required for our business are (1) epoxy resin, which is used to coat the copper coils of our transformers, (2) silicon steel, which comprises the cores of our transformers, and (3) copper foil, which is needed for our copper foil windings.

We maintain at least two suppliers for each of our major raw materials in order to enhance our ability to obtain an adequate supply of high quality, competitively-priced raw materials. The main suppliers of our principal raw materials are as follows:

Material	Supplier	Country
Cast Resin	Hexion (Backelite AG)	U.S.
	Xiamen Xiangyu Speed Fair Trading Co., Ltd. (Chinese distributor for Huntsman Advanced Materials, Inc.)	China

Silicon Steel	Thyssenkrupp Electrical Steel GmbH	Germany
	Legnano Teknoelectric Company S.P.A.	Italy
	Wuhan Steel Processing Co., Ltd.	China

Copper (Rod)	Jiangyin Golden Ball Group Co., Ltd.	China
	TongLing Nonferrous Metals (Group) Inc.	China
(Foil)	MKM (Mansfelder Kupfer and Messing GmbH)	Germany
	Luoyang Copper (Group) Co., Ltd.	China
(Wire)	Nexans TianJin Magnet Wire & Cable Co,. Ltd.	China
	Guangdong Zhongshan Electric Wire & Cable Co., Ltd.	China
(Bus-bar)	Outokumpu Copper Products(Malaysia) SDN. BHD	Malaysia
	Jiangyin Electrical Alloy Co., Ltd.	China
	Jiangyin Huaxi Copper Products Co., Ltd.	China

Other raw materials required to produce our products include copper wire, glass fiber, and quartz powder. We purchase our glass fiber, and quartz powder from local suppliers in nearby regions and believe that these materials are readily available.

Steel and copper prices moderated in 2007 after experiencing marked increase in 2006. In order to limit the impact of rising material costs on our profitability in 2006, we raised prices, cut costs through continued vertical integration, and optimized our manufacturing process. We continued to benefit from these cost cutting measures in 2007 and combined with the moderation of steel and copper prices in 2007, contributed to higher gross margins in 2007 compared to 2006.

Because of strong demand worldwide, we expect the price of steel and copper to rise in 2008. At this point, we are not certain of the magnitude of the price increase for 2008. Rising prices of steel and copper may have an adverse effect on our materials costs. We currently do not engage in any hedging activities, although we may use the futures market to minimize our exposure to sudden price fluctuations in the future.

Our sales and marketing network

We sell our cast resin transformers through our sales network, which consists of 38 regional sales offices in various cities in China, including Beijing, Shanghai and Chongqing. We employ 99 sales representatives, 61 of whom are based in our regional sales offices and 38 are based at our headquarters in Haikou. All of our sales representatives are salaried employees. We also sell our products through 4 independent sales agents who receive commissions based on sales.

Our significant customers

Sales to our five largest customers in the aggregate for the fiscal years ended December 31, 2005, 2006, and 2007 accounted for approximately 16.00%, 16.00%, and 23.00% respectively, of our total sales. Sales to our largest customer for those same periods accounted for approximately 5.00%, 6.30%, and 9.60% of our total sales.

Our trademark, “JST”

We own the rights to the trademark “JST,” which is registered with the Trademark Bureau of the State Administration of Industry and Commerce of China. We believe that much of our success in growing sales and market share is due to our focus on providing high quality products and services. Achieving greater customer recognition of our trademark is also important to our marketing and expansion effort. However, with regard to our trademark or any other future trademarks, we cannot be sure that any one or all of the following scenarios has not occurred or will not occur, any one of which could have a material adverse effect upon us:

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

Our competitors in the electric transformer business

We primarily compete in the cast resin transformer market in China with two large transformer manufacturers but also with a large number of small transformer manufacturers. Most of our major competitors are reorganized state owned enterprises with partial government ownership. Although a few of our competitors entered the transformer market before us and may have achieved greater product recognition than us, we believe that our growing name recognition, product quality and safety and manufacturing efficiency allows us to compete effectively against our competitors. We believe that we operate more efficiently than our competitors do, because, as a fully private company, our operations are subject to less regulation and less political interference than enterprises wholly or partially owned by the Chinese government. Consequently, we have lower product costs and greater flexibility than our government owned competitors. In addition, we also have established a strong track record of product quality and to the best of our knowledge, none of our transformers have been the cause of any major accident.

In addition, we believe that foreign cast resin transformer manufacturers presently do not pose a significant competitive threat to us because of relatively high production costs. However, there can be no assurance that entry into the WTO and the consequent reduction of tariff on imports will not increase competition or that foreign manufacturers will not enter into meaningful joint venture arrangements, or establish wholly foreign-owned enterprises to manufacture transformers within China, either of which could have an adverse effect upon our business.

Doing Business in China

Macroeconomic Government Regulation in China

In 2007, the Chinese government endeavored to make macroeconomic regulation more proactive, responsive and effective, with a focus on resolving major problems affecting overall economic operations. Some of the specific measures taken by the government included tightening controls on the supplies of land and credit, raising market access requirements, adjusting monetary, financial, industrial and land policies to address problems such as overheated growth in fixed asset investment, excessive supplies of money and credit, an excessively large trade surplus, weakness in agricultural production, and addressing other problems that could cause economic development to become unstable, unbalanced and unsustainable.

Currently, the Chinese government’s primary objectives in macroeconomic regulation are to prevent rapid economic growth from becoming overheated and structural price rises from turning into marked inflation. In order to achieve these objectives, the government will likely follow a prudent fiscal policy and a tight monetary policy as well as continue to rein in excessive growth of fixed asset investments, to prevent rapid increases in overall levels of prices, to expand overall consumption demand, to promote balance between the supply and demand of coal, electricity, petroleum, transportation, and major raw materials. The government has set a goal of maintaining 8% GDP growth in 2008 and has urged local officials to check excessive growth and pay more attention to the environment. The government is also likely to focus its work and attention on transforming the pattern of development, improving the quality of economic growth, saving energy and reducing emission in order to achieve sustainable development.

China elected its current national leaders during the 11th National People’s Congress on March 5, 2008. The new government has moved to re-organize the national bureaucracy with reforms involving the creation of five “super ministries” to focus on energy, transportation, industries and environment protection. These five "super ministries" are the ministries of industry and information, human resources and social security, environmental protection, housing and urban-rural construction, and t transport. Through this re-organization, the government aims to streamline bureaucratic functions in order to strengthen macro-economic regulation, to improve the nation’s energy security, and integrate information development and industrialization.

China’s Corporate Income Tax

Presently, the corporate income tax rate for companies operating in China is 25%. Prior to January 1, 2008, China imposed an income tax of 33% on domestic companies and 15% on foreign companies operating in China with the preferential tax treatment to foreign companies designed to help attract direct foreign investment. On March 16, 2007 a new Corporate Income Tax Law was passed that sets a unified corporate income tax rate of 25% which is applicable to both domestic and foreign funded companies. China officially ended its differential corporate tax treatment for foreign and domestic companies when the new law took effect on January 1, 2008.

The National People’s Congress has delegated rulemaking authority to the State Council and the State Administration of Taxation regarding corporate taxation. Local governments may continue to offer tax incentives to attract investment. Our headquarters and primary manufacturing facility are located in Hainan province, which has been designated a Special Economic Zone (“SEZ”) by the Chinese government. Our second manufacturing facility is being built in an Economic Development Zone (“EDZ”) in Wuhan, China.

As a result of being located in a SEZ, Haninan Jinpan’s applicable corporate income tax rate for fiscal year 2008 will be 18%. This rate will increase by increments of 2% per year, on average, until the tax rate reaches 25% in 2012.

Presently, we enjoy preferential tax treatment in Wuhan as a result of our facility being situated in an EDZ. Consequently, Wuhan Jinpan will not be subject to corporate income tax in 2008 and 2009 and from 2010 to 2012, the corporate income tax applicable to Wuhan Jinpan would be half of the prevailing rate of 25%.

Although we expect the Chinese government to continue to offer preferential tax treatment to foreign funded companies operating out of SEZs and EDZs, we cannot assure that such policies would continue. As a result of the new tax law, we may be subject to increased taxation which could adversely affect our profitability.

Chinese Regulation on Dividends

Applicable Chinese laws and regulations require that before a sino-foreign equity joint venture enterprise, such as Hainan Jinpan, distributes profits to its parent company, Jinpan International, it must first do the following:

•	satisfy all of its tax liabilities;

•	provide for any losses still unpaid from previous years; and

•	make allocations, in the proportions as determined by the discretion of the board, to a capital reserve fund and a public welfare fund.

Furthermore, if there is to be any distribution of profits, it is required to be in the proportion of each party’s investment in the joint venture.

Legal system

China’s legal system is a civil law system, which is based on written statutes and legal cases with little precedential value. China does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion in individual cases. As the legal system in China develop, we, like other foreign business entities, may be adversely affected by new laws, changes to existing laws (or new interpretations of the laws) and preemption of provincial or local laws by national laws. In addition, in circumstances where adequate laws do exist, it still may not be possible for us to obtain swift and equitable enforcement of those legal rights under Chinese law.

Environmental laws

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

C.	Organizational Structure

We are a British Virgin Islands company whose securities are registered with the U.S. Securities and Exchange Commission and publicly traded on U.S. securities markets. We conduct business through our subsidiaries Jinpan USA, Jinpan China, Hainan Jinpan, and Wuhan Jinpan. Jinpan International owns 100% of the common stock of Jinpan USA, a New York corporation, and Jinpan China, a foreign funded PRC limited liability company registered in Wuhan, Hubei China. Jinpan International and Wuhan Jinpan jointly own 95% and 5% respectively of Hainan Jinpan, a sino-foreign cooperative joint venture registered in Haikou, Hainan China. Jinpan China and Hainan Jinpan jointly owns 95% and 5% respectively of Wuhan Jinpan, a domestically funded PRC limited liability company registered in Wuhan, Hubei China.

D.	Property, Plant and Equipment

Our production facilities are located in Haikou City, Hainan Province in southern China. In this facility, we operate 32 high voltage coil winding machines, 4 low voltage sheet winding machines, 12 curing ovens, 3 bending machines, 2 punching machines, 2 core assembly tables, 3 core lamination lines, 1 core slitting line, and 2 sets of vacuum casting machines. We have procured our equipment from high quality Chinese, German, Japanese, and Canadian manufacturers.

Our headquarters, administrative, and manufacturing facilities are located at 100 Nanhai Ave., Haikou, Hainan Province, China, which encompasses approximately 40,000 square meters of building space. Part of the property was previously purchased by Haikou Jinpan and subsequently was contributed to Hainan Jinpan. The total rent for the leased portion of the property is approximately RMB 125,000 (including maintenance fees), payable monthly. Our subsidiary, Jinpan International (U.S.A.) Ltd., has administrative offices in Englewood Cliffs, New Jersey, which encompasses approximately 130 square meters and is subject to a lease which expires in March 2009. This lease provides for rent of approximately US$2,940 per month.

In February 2007, we purchased approximately 400,000 square feet of land in Wuhan, which is located in central China, is closer to our material suppliers and provides easy access to the highway and railroad. The new facility being built on this site will be used to expand our annual production by an estimated 50%. We expect, based on current estimates, that the land and construction will cost approximately US$6 million. Construction was completed in May 2008 and we expect to begin production by the end of end of the second quarter of 2008. The Wuhan expansion was financed from the net proceeds we received from our share sale in December 2006 as described in Item 10.

We lease 36 and own 2 sales offices in China, located in Beijing, Shanghai, Hefei, Nanning, Anshan, Changsha, Hangzhou, Kunming, Tianjin, Wuhan, Chongqing, Chengdu, Suzhou, Taiyuan, Shenyang, Xian, Guangzhou, Lanzhou, Shenzhen and Dalian, which are subject to leases that provide for monthly rents ranging from RMB500 to RMB7,500 per month. These sales offices range in size from 50 square meters to approximately 165 square meters. We also use office space in the sales offices of three of our independent sales agents, where instead of paying rent for the use of the office space, we pay additional commissions to our independent sales agents who work from these offices.

We believe that our facilities, including our machinery and equipment, currently are, and in the foreseeable future will be, generally in good condition, well-maintained and suitable for their intended uses. We also believe that our product assembly and sales and service facilities have adequate capacity to accommodate our present needs and foreseeable business growth.

During year 2007, we manufactured 4,337 units of transformers which equates to approximately 4.9 million KVA. We used approximately 82% of our full manufacturing capacity, 6.6 million KVA, in 2007.

Item 4A. Unresolved Staff Comments

None.

Item 5.	Operating and Financial Review and Prospects

The following discussion and analysis should be read together with our audited consolidated financial statements and notes appearing in Item 18 below.

Critical Accounting Policies and Estimates

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

Provision for Doubtful Accounts

We reserve for doubtful accounts for estimated losses resulting from the inability of our customers to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We estimate the provision for doubtful accounts related to trade receivable based on analysis as described below. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. In these cases, we make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer and customer’s current credit status based on third party credit reference and known market factors, to record specific reserve for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated. This analysis requires the Company to make significant estimates, and the changes in fact and circumstances could result in changes in the Provision for Doubtful Accounts. While bad debts have historically been within the provision established, we cannot guarantee that we will continue to experience the same bad debt rate that we have in the past.

As of December 31, 2006 and 2007, the Provision for Doubtful Accounts was RMB 9.9 million and RMB 16.0 million respectively. For the year ended December 31, 2007, we recorded an additional provision of RMB 6.0 million based on our estimates.

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

As of December 31, 2006 and 2007, we recorded inventory obsolescence allowance in the amount of RMB 1.2 million and RMB 1.1 million, respectively.

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

A.      Operating Results

Overview

We design, manufacture and sell cast resin transformers for voltage distribution equipment in China. Historically, our revenue has fluctuated quarterly and has generally been the highest in the fourth quarter primarily due to the seasonal demand of our customers. We believe this seasonality is likely to continue in the future.

We intend to sustain the long-term growth of our businesses through technological innovation, engineering excellence, expanding our presence outside of China and a commitment to delivering high-quality products and services to our customers. As part of our efforts to maximize growth, we continue to focus on research and development to ensure that our products maintain the quality and efficiency that our customers expect from our brand.

We believe that over the last few years we have laid a foundation for long-term growth by:

•	expanding our product line by developing new products and applications that extend the use of our cast resin transformers into new markets, including, but not limited to, wind and solar;

•	receiving UL certification for our transformer products, which are listed under transformer categories XPRS and XPFS7 for the United States and Canada, respectively;

•	continuing to execute our plan to manufacture, sell, and promote higher margin integrated assemblies such as our switchgear and unit substations in China; and

•	expanding our presence in the OEM market by successfully passing the qualification program of one of the world’s largest power generating equipment manufacturers.

Our focus in 2008 is to build on this foundation and continue to execute well in key areas, including responding effectively to customer needs and continuing to focus internally on product excellence, business efficacy, and accountability across our company. For a discussion of trends we expect for 2008, see “Trends” below.

Summary of Financial Results

The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 2005, 2006 and 2007.

	Year ended December 31,
	2005	2006	2007
Net sales	100%	100%	100%
Cost of goods sold	(67.96)%	(72.17)%	(65.19)%
Gross profit	32.04%	27.83%	34.81%
Selling, general and administrative expenses	(20.48)%	(16.05)%	(19.50)%
Other income	0.6%	0.44%	0.35%
Income tax provision	(2.0)%	(1.67)%	(1.86)%
Income before minority interest	10.16%	10.55%	13.80%
Minority interest	(1.7)%	(1.5)%	-
Net income	8.46%	9.05%	13.80%

Year ended December 31, 2007 compared with the year ended December 31, 2006

Net Sales. Net sales increased RMB 250 million (US$37.4 million) or approximately 38% from RMB 653 million (US$82.3 million) for the year ended December 31, 2006 to RMB 903 million (US$119.6 million) for the year ended December 31, 2007. Transformers are our major product, sales of which accounted for approximately 87% of our total net sales. The increase in the number of transformers sold contributed approximately RMB 166 million to the overall net sales increase. We also raised the standard selling price of transformers during 2007 which accounted for approximately RMB 59.5 million of our sales growth. Sales of reactors contributed RMB 14.5 million to the net sales increase. The sale of switchgear and substations contributed RMB 10.0 million to the net sales increase.

Cost of Goods Sold. Cost of goods sold increased RMB 117.5 million (US$18.6 million) or approximately 25% from RMB 471.4 million for the year ended December 31, 2006, to RMB 588.9 million for the year ended December 31, 2007. The increase corresponded to the increase in the net sales for the period. Cost of goods sold as a percentage of sales decreased by 7% for the year ended December 31, 2007, from 72.17% for the year ended December 31, 2006, to 65.19% for the year ended December 31, 2007. The decrease was mainly the result of the stabilization of steel and copper prices during 2007.

Gross Profit. Gross profit increased RMB 132.6 million (US$18.7 million) or approximately 72.9% to RMB 314.4 million for the year ended December 31, 2007 from RMB 181.8 million for the year ended December 31, 2006. As a percentage of sales, gross profit increased from 27.83% for the year ended December 31, 2006, to 34.81% for the year ended December 31, 2007. This increase also resulted from the aforementioned stable steel and copper price and using substituted materials.

Selling and Administrative Expenses. Selling and administrative expenses, including the provision for doubtful accounts, increased by RMB 69.2 million (US$9.8 million) or approximately 66.4% from RMB 104.2 million for the year ended December 31, 2006, to RMB 173.4 million for the year ended December 31, 2007. The increase of 66.4% was due to an increase provision for doubtful accounts of RMB 6.5 million, first time costs related to compliance with the Sarbanes-Oxley Act of 2002 of approximately RMB 3 million, and non-cash stock compensation expense for RMB 1.6 million that related to share options issued to directors and employees in 2007. Other increases in selling and administrative expenses included customer services expense which increased by RMB 34.0 million, salary and employee benefits which increased by RMB 3.0 million, travel related expense which increased by RMB 2.0 million, and freight expenses which increased by RMB 2.0 million. As a percentage of sales, selling and administrative expenses increased approximately 3%, from 16.1% in the year 2006 to 19.2% for the year ended December 31, 2007.

Interest Expense. Interest expense increased RMB 1.3 million (US$ 183,000) or approximately 59% from RMB 2.2 million for the year ended December 31, 2006, to RMB 3.5 million for the year ended December 31, 2007. This increase was mainly the result of an increase in borrowings under credit facilities to fund our operations.

Income Tax. Income tax expense increased RMB 5.9 million (US$ 847,000) or approximately 54 % from RMB 10.9 million for the year ended December 31, 2006, to RMB 16.8 million for the year ended December 31, 2007. This increase was primarily the result of an increase in taxable income.

Net Income. Net income increased RMB 64.1 million (US$8.9 million) or approximately 107.5% from RMB 59.7million (US$7.5 million) for the year ended December 31, 2006 to RMB 123.8 million (US$16.4 million) for the year ended December 31, 2007. The increase in net income resulted from an increase in operating income and the fact that no minority interest was recorded due to the Company’s acquisition of minority interest in the beginning of year. As a percentage of sales, net income increased from 9.13% for the year ended December 31, 2006, to 13.70% for the year ended December 31, 2007.

Basic Earnings Per Share. Earnings per share increased RMB 6.5 (US$0.92) or approximately 72.4% from RMB 9.0 (US$1.13) for the year ended December 31, 2006 to RMB 15.52 (US$2.05) for the year ended December 31, 2007.

Year ended December 31, 2006 compared with the year ended December 31, 2005

Net Sales. Net sales increased RMB 215 million (US$28.7 million) or approximately 49% from RMB 438 million (US$53.6 million) for the year ended December 31, 2005 to RMB 653 million (US$82.3 million) for the year ended December 31, 2006. The increase in net sales was mainly attributable to the increase in the sales of the number of transformers which contributed approximately RMB 130.4 million, and our having raised the standard selling price of transformers during 2006 due to higher cost of materials, which accounted for approximately RMB 27.6 million of our net sales growth. The increase was also due to sales of switch gears and substations, which increased by 87% as compared with 2005, which contributed RMB 30.7 million. Finally, the increase in net sales was attributable to the development of certain reactors, which we began to sell in 2006, which contributed RMB 26.5 million to the net sales increase.

Cost of Goods Sold. Cost of goods sold increased RMB 173.6 million (US$22.9 million) or approximately 58% from RMB 297.8 million for the year ended December 31, 2005, to RMB 471.4 million for the year ended December 31, 2006. Cost of goods sold as a percentage of sales increased by 4.2% for the year ended December 31, 2006, from 67.96% for the year ended December 31, 2005, to 72.17% for the year ended December 31, 2006. The increase was a result of worldwide price increases of raw materials associated with copper during the year 2006. The average copper wire price was RMB 68,500 per ton, which was an increase of approximately 49% as compared with 2005. We improved production design and efficiency which cut costs by approximately 2.2%. We increased our selling price, as mentioned above, which reduced the ratio of costs of goods sold to sales by approximately 18%.

Gross Profit. Gross profit increased RMB 41.4 million (US$5.7 million) or approximately 29.5% to RMB 181.8 million for the year ended December 31, 2006 from RMB 140.4 million for the year ended December 31, 2005. As a percentage of sales, gross profit decreased from 32.04% for the year ended December 31, 2005, to 27.83% for the year ended December 31, 2006. This decrease also resulted from the aforementioned raw material price increase.

Selling and Administrative Expenses. Selling and administrative expenses, including the provision for doubtful accounts, increased by RMB 15.8 million (US$2.0 million) or approximately 17.9% from RMB 88.4 million for the year ended December 31, 2005, to RMB 104.2 million for the year ended December 31, 2006. As a percentage of sales, selling and administrative expenses decreased 4.1%, from 20.2% in the year 2005 to 16.0% for the year ended December 31, 2006. The decrease of 4.2% was primary the result of cost reductions in sales agents’ fees, and traveling and meal entertainment expenses.

Interest Expense. Interest expense increased RMB 0.7 million (US$ 98,400) or approximately 47% from RMB 1.5 million for the year ended December 31, 2005, to RMB 2.2 million for the year ended December 31, 2006. This increase was mainly the result of an increase in borrowings under credit facilities to fund our operations.

Income Tax. Income tax expense increased RMB 2.2 million (US$ 308,600) or approximately 25% from RMB 8.7 million for the year ended December 31, 2005, to RMB 10.9 million for the year ended December 31, 2006. This increase was primarily the result of an increase in taxable income.

Net Income. Net income increased RMB22.6 million (US$2.9 million) or approximately 60.9% from RMB37.1million (US$4.5 million) for the year ended December 31, 2005 to RMB59.7 million (US$7.5 million) for the year ended December 31, 2006. As a percentage of sales, net income increased from 8.46 % for the year ended December 31, 2005, to 9.13% for the year ended December 31, 2006.

Basic Earnings Per Share. Earnings per share increased RMB3.3 (US$0.43) or approximately 58% from RMB5.7(US$0.70) for the year ended December 31, 2005 to RMB9.00 (US$1.13) for the year ended December 31, 2006.

Impact of Inflation

We do not believe that inflation over the past three years has had a material impact on our revenues or operating results.

Foreign Currency Fluctuations

We receive almost all of our revenues in Renminbi which is not freely convertible into foreign currency. However, we are required to meet certain foreign currency obligations, for things such as future purchases of certain equipment and raw materials. The Chinese government controls our foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign imports. Effective January 1, 1994, the conversion of Renminbi into US Dollars must be based on rates set by the People’s Bank of China ( the “PBOC”), which rates are set daily based on the previous day’s Chinese interbank foreign exchange market rate with reference to current exchange rates on the world financial markets (the “PBOC Rate”). The Renminbi/US Dollar exchange rate has been relatively stable since January 1, 1994. However, China revalued the Renminbi against the US Dollar on July 21, 2005 and introduced a basket of currencies to determine the exchange rate rather than pegging the Renminbi to the US Dollar. As a result of adopting a more flexible exchange rate system, China’s financial sector has become more responsive to fluctuations in the international currency market. The Renminbi/US Dollar exchange rate has climbed steadily since July 2005.

Effective as of December 1, 1996, Renminbi has become fully convertible for all current account transactions. Foreign currency, which is required for current account transactions, can be bought freely at authorized Chinese banks, so long as the procedural requirements prescribed by law are met. Payment of dividends to foreign investors holding equity interests in Chinese companies, including Foreign Investment Enterprises such as Hainan Jinpan and Jinpan China, is considered a current account transaction. At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks. Purchase of foreign currency for capital account transactions still requires prior approval of the State Administration for Foreign Exchange.

During 2007, the RMB appreciated 7.05% against the US Dollar. Domestic sales in China account for approximately 95% of our net sales. Sales in China are priced in Renminbi. Exports account for 5% of our net sales. Exports are either priced in US Dollars or Euro Dollars. We procure approximately 87 % of our raw material from China and pay for these materials using RMB. We procure the remaining 13% of our raw materials from abroad and pay for these materials using US Dollar or Euro Dollar. Because most of our operations are conducted in China using RMB, the RMB’s appreciation against the US Dollar did not have a material adverse effect on our business.

Political and Economic Risks

Our operations in China are subject to several potential political and economic risks. See Item 3. Key Information – Risk Factors – Risks Related to our Chinese Operations.

B.	Liquidity and Capital Resources

Historically, we financed our operations principally through cash generated from our operations, bank borrowings and securities offerings.

As of December 31, 2007, we had the following components of debt representing a total indebtedness of RMB 72 million:

•

Hainan Jinpan has a credit facility of US$6.0 million with the Nan Yang Commercial Bank. The letter of credit under this credit facility is guaranteed by Jinpan International . The credit facility bears interest at a floating rate of LIBOR plus 1.0% and accrued interest at an average interest rate of 6.4% per annum for the year ended December 31, 2007. As of December 31, 2007, there was RMB 11.3 million (US$1.5 million) outstanding under the credit facility. This facility will expire in August 2008, and we intend to extend the facility for another year.

•

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 110 million. The credit facility bears interest at the prime rate set by the Bank of China and accrued interest at an average interest rate of 6.8% per annum for the year ended December 31, 2007. As of December 31, 2007, there was approximately RMB 10.7 million (US$1.3 million) outstanding under the credit facility. This facility will expire in July 2008 and we intend to extend the facility for another year.

•

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 40 million of which the entire RMB 40 million credit line was drawn as of December 31, 2007. The credit facility bears interest at the prime rate set by the Bank of China and accrued interest at an average interest rate of 7.1% per annum for the year ended December 31, 2007. This facility will expire in July 2008 and we intend to extend the facility for another year.

•

Hainan Jinpan has a RMB 10 million loan outstanding from World Trade Industrial as of December 31, 2007. The loan bears interest at the prime rate set by the Bank of China and accrued interest at an average interest rate of 7.3% per annum for the year ended December 31, 2007. This credit facility expired in June 2007. We are in the process of renewing the credit facility.

On December 19, 2006, we entered into securities purchase agreements with certain institutional and accredited investors providing for the issuance and sale of 1,350,371 of our common shares for an aggregate purchase price of approximately US$25.7 million. The sale of the shares closed on December 22, 2006.

On December 31, 2007, we had working capital of RMB 437 million compared to RMB 456 million at December 31, 2006.

In our opinion, we believe that our working capital is sufficient for our present capital requirements.

As of December 31, 2007, we had inventories of RMB 187.8 million as compared to RMB 145.1 million as of December 31, 2006. The increase of RMB 42.7 million is primarily as a result of (1) an increase in the price of raw materials of RMB 38.4 million; (2) an increase in work in process of RMB 5.4 million; and (3) a decrease in finished goods of RMB 1.1 million. The build-up in raw materials was due to our expectation that the price of raw materials will increase in the beginning of 2008.

Net cash used in operating activities was RMB 3.0 million for 2007, compared to net cash provided from operating activities of RMB 39.2 million for 2006. Net cash used in operating activities of RMB 3 million during 2007 primarily resulted from increases in accounts receivable of RMB 121 million, inventories of RMB 42.6 million, prepaid expenses of RMB 21.7 million mainly paid to materials suppliers and net income of RMB 133.4 million after adjusting for non-cash depreciation expense of RMB 9.6 million. Net cash provided from operating activities for 2006 of RMB 39.2 million primary resulted from increases in inventories of RMB 37.8 million, accounts receivable of RMB 27.4 million, accounts payable of RMB 24.4 million, and net income of RMB 59.6 million. Net cash used in investing activities was RMB 146 million for 2007 as compared to RMB 21 million for 2006. The increase primarily resulted from acquiring minority shareholder interests for RMB 93 million and constructing production facilities and purchasing equipment from RMB 51 million. Net cash used in investing activities of RMB 21 million for 2006 primary resulted from purchasing equipment of RMB 11 million and expanding production facility for RMB 10 million. Net cash provided from financing activities for 2007 was RMB 5.5 million as compared to RMB 186 million for 2006. In 2007, the net cash provided from financing activities included borrowings of RMB 105 million, payments of bank loans of RMB 80 million and a cash dividend payment of RMB 14.5 million. In 2006, the net cash provided by financing activities of RMB 186 million including proceeds from the issuance of common shares of RMB 185 million, bank borrowings of RMB 122 million, payment of bank loans of RMB 112 million and cash dividend payment of RMB 12.6 million.

Our principal commitments consist of a long-term obligation outstanding under operating leases on certain buildings and apartments, employee contracts, capital commitments and bank loans. For more information on these commitments, see “Tabular Disclosure of Contractual Obligations” below.

We had capital expenditures of RMB 51 million for 2007. Capital expenditures of RMB 32.7 million were used to expand a new production facility and RMB 18.3 million was used to purchase equipment. We expect an increase in capital expenditures of RMB 14.5 million to purchase equipment in the year 2008.

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

C.	Research and Development

In 2007, we focused on developing products and technologies that we expect to be high margin or that would help us gain market share. We continued to develop equipment peripheral to transformers in an effort expand our product offering. We continued to incorporate the latest manufacturing technologies into our production processes.

In 2007, we continued efforts to reduce cost. For example, we reduced the cost of static start isolation transformers by developing steel cores that use new materials. We continue to improve our integrated assemblies. For example, we developed a new small sized fixed switch gear assembly that better suits our customers’ requirements. Leveraging the UL certification of our cast resin transformers, we developed products for high profile projects as a vehicle to gain brand recognition. For example, we developed transformers for use in the new World Trade Center Building that is currently under construction in New York.

We believe that power distribution solutions for alternative energy sources, including technologies that harness wind and solar energy, hold promising opportunities for future growth. Power distribution solutions for alternative energy sources were a major focus of our research and development in 2007. We plan to continue investing in research and development along these lines in 2008 with the objective of developing technologically advanced products of high quality and performance and that would enable us to reach new markets and create value for our customers.

In 2007, 2006 and 2005, we incurred approximately RMB 5.3 million, 5.1 million, and RMB 4.5 million, respectively, in research and development costs.

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

D.	Trends

Based on our increased sales force, we anticipate that sales will continue to grow during 2008. Within China, we expect to see the greatest demand coming from our power generation and industrial sectors. In our international business, we expect to experience greater demand for wind power transformers, which we believe will drive most of our international growth in 2008.

The costs of our raw materials have increased as demand and prices for steel and copper have increased and we anticipate that they will continue to increase. Strong demands worldwide on these materials and uncertain pricing in steel and copper are likely to impact our costs during 2008. To counteract the effects of the rising costs of raw materials, we may increase the prices of our products during 2008, so that sales revenues and net income continue to rise at a steady rate.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

The Company’s material contractual obligations are composed of operating lease commitments, employees contracts, capital commitments and repayment of bank loans. The table below provides a summary of the Company’s Contractual obligations at December 31, 2007:

	Payments due by period (RMB in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Operating Lease Obligations	8,243	2,170	2,132	1,073	2,868
Employees Contracts (1)	10,176	9,080	1,096	-	-
Capital Commitments (2)	14,464	14,464	-	-	-
Bank loans	72,025	72,025	-	-	-
Total	104,579	97,410	3,228	1,073	2,868

(1) Our employees in China include engineers, technicians, management and administrative personnel, marketing and sales personnel and factory personnel, while employees in the United States include management, administrative, and marketing personnel. All of the employees except US employees are contract employees and have entered into renewable employment contracts with us. Terms of the employment agreements with management, engineers, marketing and sales personnel and technicians range from two to five years and terms of the employment agreements with administrative personnel range from six months to one year.

(2) Capital commitments related to the purchase of new office and plant space and machinery.

Item 6. Directors, Senior Management and Employees.

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Li Zhiyuan	53	Chairman of the Board of Directors, President, and Chief Executive Officer
Ling Xiangsheng	56	Vice Chairman of the Board of Directors and Vice President
Jing Yuqing	45	Secretary
Mark Du	47	Principal Financial Officer
Stephan R. Clark	54	Director
Li-wen Zhang	54	Director
Donald S. Burris	64	Director

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

Jing Yuqing has served as Corporate Secretary and as one of our directors and a director of our predecessor, Haikou Jinpan, since August 1993. She also has served as a director of Jinpan Hainan since June 1997. From October 1988 to December 1992, Ms. Jing was employed by the Hainan Electric Bureau Electric Planning Department as manager of the electrical engineering department. From September 1984 to October 1988, Ms. Jing performed designing services for the Liaoning Electric Designing Institute. Ms. Jing is the wife of Li Zhiyuan.

Stephan R. Clark was elected director in 2006 to replace Mr. William D. Nagel who retired from the Board of Directors. Mr. Clark served as Group Vice President of Connectivity Solutions and Chief Operating Officer at Avaya Communications from January 2000 to January 2004. From October 1997 to January 2000, Mr. Clark served as the Marketing and Sales Vice President of Lucent Power Systems. From January 1982 to October 1997, Mr. Clark worked at AT&T where he acted as the managing director and chief representative in China and the regional managing director for the Asia/Pacific, as well as holding various sales and marketing positions. While at AT&T, Mr. Clark also served as program director for the AT&T Executive Education Program at the Wharton School at the University of Pennsylvania and the chairman for the Public Affairs Committee of American Chamber of Commerce in the People’s Republic of China. Mr. Clark holds a B.F.A. degree in political communication from Southern Methodist University and an M.A. in Environmental Management from the University of Texas at San Antonio.

Dr. Li-Wen Zhang was elected to our Board of Directors in June 2002. Dr. Zhang is a permanent staff member of the United Nations Department of General Assembly Management Affairs currently in Economic and Social Council Servicing Branch. As part of the managing staff, Dr. Zhang provided consulting services to the Delegation of Beijing Fiscal Bureau on socioeconomic issues in November of 2000. In 1996, Dr Zhang helped organize a conference in Shanghai with Chinese authorities regarding the Development and Management of Special Economic Zones in a Transitional Economy. Dr. Zhang received a Ph.D. in International Comparative Education from Columbia University in 2001 and holds a Masters degree in Economic Policy Management from Columbia University Graduate School of Business and International Affairs.

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

Family Relationships: Li Zhiyuan, our Chairman of the Board of Directors and President is married to Jing Yuqing, our Secretary.

There is no arrangement or understanding with major shareholders, customers, suppliers or other, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation of Directors and Officers

The total compensation paid to our officers and directors during fiscal year 2007 was US$929,023 comprised of salaries in the amount of US$689,023 and bonuses in the amount of US$240,000. During 2007, Hainan Jinpan did not reserve for any pension, retirement or similar benefits for directors and officers.

In February 2001, we granted share options to five of our directors and our Principle Financial Officer, to purchase an aggregate of 120,000 common shares. Such options are exercisable at US$1.35 per share and, subject to termination of employment, expire eight (8) years from the date of grant. The options are not transferable other than on death and vest on the date of grant.

In September 2003, we granted share options to seven of our employees to purchase an aggregate of 140,000 common shares. Such options are exercisable at the price of US$3.55 per share and, subject to termination of employment, expire ten (10) years from the date of grant. The options are not transferable other than on death and vest on the date of grant.

In January 2004, we entered into share option agreements with three of our independent directors to purchase 30,000 common shares. Options granted are exercisable at the price of US$7.34 per share and, subject to termination of employment, expire ten (10) years from the date of grant. The options are not transferable other than on death and vest on the date of grant.

In April 2007, we entered into share option agreements with two of our independent directors and three of our employees to purchase 27,250 common shares. Options granted are exercisable at the price of US$18.07 per share, the market price on the grant date of March 11th, 2007 or the last trading day prior to the grant date, and, subject to termination of employment, expire five (5) years from the date of grant. The options are not transferable other than on death and vest on the agreement date.

In April 2008, we entered into share option agreements with thirty-eight (38) employees to purchase 55,500 common shares. Options granted are exercisable at the price of US$ 23.30 per share, the market price on the grant date of March 20th, 2008 or the last trading day prior to the grant date, and, subject to termination of employment, expire five years from the date of the agreement. The options are not transferable other than on death. The vesting dates range from the agreement date to January 1, 2011.

In April 2008, we also entered into share option agreements with three of our independent directors and three of our employees to purchase 10,750 common shares. Options granted are exercisable at the price of $30.57 per share, the market price on the grant date of April 17th, 2008 or the last trading day prior to the grant date, and, subject to termination of employment, expire five (5) years from the date of the agreement. The options are not transferable other than on death and vests on January 1, 2009.

A summary of our stock option activities, and related information for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007		2006		2005
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$

Outstanding at beginning of year	145,000	3.542	261,300	3.143	262,000	2.602
Granted	27,250	18.07	-	-	-	-
Exercised	(21,000)	2.340	(116,300)	2.646	(700)	3.55
Cancelled	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Outstanding at the end of year	151,250	6.326	145,000	3.542	261,300	3.143
Exercisable at the year end	151,250	6.326	145,000	3.542	261,300	3.143

Weighted average fair value of options granted during the year	18.07		N/A		N/A

We recognized approximately RMB 1.6 million of compensation cost related to the granting of stock options for the year ended December 31, 2007. No compensation cost related to the granting of share options was recognized for the years ended December 31, 2006 and 2005. No income tax benefit related to the granting of share options was recognized for the years ended December 31, 2007, 2006 and 2005. The total intrinsic value of share options exercised during the years ended December 31, 2007, 2006 and 2005 was RMB 2.4 million, RMB 4.9 million and RMB 13,000, respectively. The total fair value of share options vested during the year ended December 31, 2007 was approximately RMB 5.2 million. No share options were vested for the years ended December 31, 2006 and 2005.

The following table summarizes information with respect to options outstanding at December 31, 2007:

	Options	Outstanding		Options Currently	Exercisable
		Weighted Average	Weighted		Weighted
Exercise	Number	Remaining	Average	Number	Average
Price	Outstanding	Contractual Life in Years	Exercise Price	Exercisable	Exercise Price
$ 1.35	20,000	1.17	$ 1.35	20,000	$ 1.35
$ 3.55	86,000	5.66	$ 3.55	86,000	$ 3.55
$ 7.34	18,000	7.00	$ 7.34	18,000	$ 7.34
$ 18.07	27,250	9.25	$ 18.07	27,250	$ 18.07
	151,250	5.87	$ 6.33	151,250	$ 6.33

Prior to 2006, we adopted the disclosure-only provision of SFAS Statement No. 123, Accounting for Stock Based Compensation (“SFAS123”) and applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations in accounting for our employee share-based compensation plans. Compensation expense, both recorded and pro forma, is recognized over the options’ vesting period. Effective January 1, 2006, we adopted the modified prospective transition method provided by SFAS 123(R). As of December 31, 2006, all compensation cost related to non-vested share-based compensation arrangements granted under the employee share option plan has been recognized.

C.	Board Practices

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

Our Audit Committee consists of Stephan R. Clark, Donald S. Burris, and Dr. Li-Wen Zhang, all of whom are independent directors. Mr. Stephan R. Clark is the chair of Audit Committee and also meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC. Mr. Stephen R. Clark’s designation as the Audit Committee’s Financial Expert has been ratified by the Board of Directors. The Audit Committee oversees our auditing procedures, receives and accepts the reports of our independent certified public accountants, oversees our internal systems of accounting and management controls, and makes recommendations to the Board of Directors as to the selection and appointment of our auditors. The Audit Committee is governed by the terms of the Charter of the Audit Committee of the Board of Directors.

Our Compensation Committee consists of Donald S. Burris, Stephan R. Clark and Li-Wen Zhang. Mr. Donald S. Burris is the chair of the Compensation Committee. The function of the Compensation Committee is to administer the 2006 Stock Incentive Plan and to have authority over the salaries, bonuses, and other compensation arrangements of our executive officers.

Our Nominating and Corporate Governance Committee consists of Li-Wen Zhang, Donald S. Burris, and Stephan R. Clark. Dr. Li-Wen Zhang is the chair of the Nominating and Corporate Governance Committee. This committee (1) identifies individuals qualified to become members of the Board, (2) selects, or recommends to the Board, the director nominees for the next annual shareholders meeting, (3) selects candidates to fill any vacancies on the Board; and (4) develops and recommends to the Board a set of corporate governance principles applicable to the corporation.

D.	Employees

As of December 31, 2007, we had approximately 632 employees in China, including 100 engineers and technicians, 69 management and administrative personnel, 99 marketing and sales personnel, 364 factory personnel and 7 employees in the United States, including 3 management and administrative personnel, 2 marketing and sales personnel, 1 accounting personnel, and 1 legal personnel. Except for our U.S. employees, all of our employees are contract employees and have entered into renewable employment contracts with us. Terms of our employment agreements with management, engineers, sales persons, and technicians range from two to three years and the terms of our employment agreements with support personnel range from six months to one year.

Our employees are not currently members of a trade union. We have not experienced any strikes or other labor disputes that have interfered with our operations and we believe that our relations with our employees are good.

E.	Share Ownership

Under the 2006 Stock Incentive Plan, we may issue share or options to our or our subsidiaries’ officers, directors, and consultants. The committee that administers the plan has the discretionary authority to grant share or options, subject to certain limitations as set forth in the plan. Generally, the exercise price for the options shall not be less than fair market value of common shares on the date of grant. However, generally, when granted to a holder who owns more than 10% of the total combined voting power of all classes of shares of us and our affiliates, the exercise price cannot be less than 110% of the fair market value of the common shares on the date of grant. The term of the option may not exceed ten years from the date of grant, or five years for persons who own more than 10% of the total combined voting power of all classes of our share, of any of our subsidiaries or a parent.

Item 7. Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth specific information as of May 15, 2008, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5% of our outstanding common shares, (ii) each of our directors, and (iii) the number of our common shares beneficially owned by all officers and directors as a group.

Title of Class	Name of Beneficial Owner	Amount Owned(1)	Percent of Class

Common Shares	Li Zhiyuan (2)	1,851,431	22.62%
Common Shares	Jing Yuqing (3)	1,851,431	22.62%
Common Shares	Ling Xiangsheng (4)	953,314	11.64%
Common Shares	Stephan R. Clark (5)	4,333	*
Common Shares	Li-wen Zhang (6)	10,750	*
Common Shares	Donald S. Burris (7)	6,000	*
Common Shares	All officers and directors as a group (6 persons) (8)	2,838,578	34.67%

*	Represents share ownership of less than one percent (1%).

(1)	We believe that all persons named in the table have sole investment power with respect to all shares of common shares beneficially owned by them, unless otherwise noted in these footnotes.

(2)

Includes: (i) 1,249,363 common shares, (ii) 602,068 common shares beneficially owned by Jing Yuqing, the wife of Mr. Li and a Director and Corporate Secretary, as to which Mr. Li disclaims beneficial ownership.

(3)

Includes: (i) 602,068 common shares (ii) 1,249,363 common shares beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer, and President, as to which Ms. Jing disclaims beneficial ownership.

(4)	Represents 953,314 common shares.

(5)	Represents 4,333 common shares issuable upon exercise of currently exercisable share options.

(6)	Represents 2,000 common shares and 8,750 common shares issuable upon exercise of currently exercisable share options.

(7)	Represents 1,000 common shares and 5,000 common shares issuable upon exercise of currently exercisable share options.

(8)	Includes 30,833 common shares issuable upon exercise of currently exercisable share options issued to all directors and executive officers.

To the best of our knowledge, as of May 15, 2008, 8,186,617 common shares were outstanding and all common shares outstanding were held by 18 record holders in the United States.

Our shareholders who beneficially own 5% or more of the common shares outstanding do not have different voting rights from other shareholders of common shares.

Since February 9, 2005, beneficial ownership percentages for Mr. Li, Ms. Jing, and Mr. Ling have decreased by, 6.48%, 5.91% and 0.08% respectively, to the percentages as indicated in the chart above.

B.	Related Party Transactions

On February 13, 2007, we completed the acquisition of the 15% minority interest in Hainan Jinpan for a purchase price of US$11 million. Upon completion of the acquisition, Hainan Jinpan became our wholly owned subsidiary.

C.	Interests of experts and counsel.

Not applicable.

Item 8. Financial Information.

A.	Consolidated Statements and Other Financial Information

See Item 18.

Dividend Policy

Any future payment of dividends is within the discretion of our board of directors and will be dependent upon, among other things, our earnings, capital requirements, financing agreement covenants, our financial condition and applicable laws. To the extent that our board of directors may decide to pay cash dividends in the future, these dividends will be declared from the retained earnings, e.g., surplus, as determined by resolution of our board. As we are a holding company, the amount of our retained earnings will be limited by the amount of dividends which can be declared by our subsidiaries under applicable law as discussed below.

In April 2003, our board of directors declared a cash dividend of US$0.05 per share, payable in August 2003. In October 2003, the board declared a cash dividend of US$0.40 per share (US$0.20 per share adjusted for 2-for-1 division of shares for the year 2004. We made two distributions to realize overall distribution of US$0.40 per shares during the year 2004. In February 2005, our board of directors declared a cash dividend of US$0.20 per share. We made the first distribution of US$0.10 per share on March 10, 2005 and made the second distribution of US$0.10 per share on August 26, 2005, to the shareholders of record on August 12, 2005. In January 2006, our board of directors declared a cash dividend of US$0.24 per share. We made the first distribution of US$0.12 per share on February 28, 2006, to shareholders of record on February 10, 2006, and we made the second distribution of US$0.12 per share on August 24, 2006, to the shareholders of record on August 10, 2006. In January 2007, our board of directors declared a cash dividend of US$0.24 per share. We made the first distribution of US$0.12 per share on February 22, 2007, to the shareholders of record on February 8, 2007, and we made the second distribution in July of 2007. In February 2008, the board of directors declared a cash dividend of US$0.24 per share. We made the first distribution of US$0.12 per shares on February 20, 2008 and we will make the second distribution in the second half of 2008.

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

Legal Proceedings

Neither we nor our subsidiaries is a party to, nor is our property or the property of our subsidiaries’ the subject of, any pending legal or arbitration proceeding that is material.

B.	Significant Changes

On February 13, 2007, we completed the acquisition of the 15% minority interest in Hainan Jinpan for a purchase price of US$11 million. Upon completion of the acquisition, Hainan Jinpan became our wholly owned subsidiary.

On December 30, 2006, Wuhan Jinpan entered into a Land Use Rights Transfer Agreement with the Public Land Resource Management Bureau of the Donghu High Tech Development Area, an administrative agency. Under this Agreement, Wuhan Jinpan purchased the rights to use a parcel of land (approximately 400,000 square feet) located in Wuhan for a term of 50 years, renewable thereafter in a term or terms to be negotiated at the time of renewal. The transaction closed on February 5, 2007 for a purchase price of RMB 6.7 million. See Exhibit 4.7 for additional details.

On April 13, 2007, Wuhan Jinpan also entered into a Contract of Construction with Wuhan Xinqi Construction Group Company Ltd. to construct a manufacturing and office facility in Wuhan for a price of RMB 20.3 million. The construction was scheduled to be completed by October 13, 2007. See Exhibit 4.8 for additional details. The construction was delayed due to our rejection of building materials procured by the general contractor that did not conform to the requirements of the construction contract and snow storms that severely affected transportation in Wuhan during the winter of 2007. Construction of the Wuhan facility was completed in the middle of May 2008 and we began operations in the middle of June 2008.

Item 9. The Offer and Listing.

A.	Offer and Listing Details

Trading Prices and Markets

The following table sets forth the high and low sales prices for our common shares, as publicly traded on the American Stock Exchange (the “AMEX”), for: (i) the five most recent full financial years, (ii) each full financial quarter for the two most recent full financial years, and (iii) for each month, during the six months of December 2007 through June 2008.

Common Shares
Year Ended	High	Low
2003	8.0	1.585
2004	7.9	4.92
2005	7.20	5.29
2006	27.75	6.02
2007	30.90	15.36

Quarter Ended	High	Low
March 30, 2006	9.53	6.02
June 30, 2006	10.12	7.15
September 30, 2006	11.65	7.61
December 31, 2006	28.75	11.10
March 30, 2007	24.84	15.36
June 30, 2007	22.85	18.03
September 30, 2007	28.70	17.75
December 31, 2007	30.90	22.26

Six Months	High	Low
December, 2007	30.90	25.01
January, 2008	30.74	21.14
February, 2008	29.99	24.00
March, 2008	29.89	23.16
April, 2008	38.35	29.10
May, 2008	44.98	36.10
June, 2008 (through June 17)	40.98	34.26

B.	Plan of Distribution

Not applicable

C.	Markets

Our common shares has traded on the AMEX since February 8, 1998 under the symbol “JST.”

D.	Selling Shareholders

Not applicable

E.	Dilution

Not applicable

F.	Expenses of the Issue

Not applicable

Item 10.  Additional Information.

A.	Share Capital

Not Applicable

B.	Memorandum of Association and Articles of Association

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

Holders of our common shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law. All common shares are equal to each other with respect to liquidation and dividend rights. In the event of our liquidation, all assets available for distribution to the holders of common shares are distributable among them according to their respective share holdings. Holders of our common shares are entitled to one vote for each share held of record on all matters to be voted upon by the shareholders, including the election of directors. Holders of our common shares do not have cumulative voting rights in the election of our directors. The Company’s convertible preferred shares (the “Preferred Shares”) are convertible at any time to common shares and each Preferred Share entitles its holder to the same number of votes as a common share. Holders of our Preferred Shares are entitled to receive a preferred dividend per share (6% per annum) payable in kind, compounded quarterly. All accrued and unpaid dividends on the Preferred Shares are to be cancelled upon conversion of such Preferred Shares into common shares. In the event of our liquidation, dissolution or winding up, the holders of our Preferred Shares are entitled to a preference over the holders of our common shares in the distribution of our assets in an amount equal to the sum of: (i) US$4.375 per share, and (ii) an amount equal to declared but unpaid dividends on each such share. After payment of the full amount of the liquidation distributions to which the holders of our Preferred Shares are entitled, holders of our Preferred Shares and holders of our common shares will be entitled to any further distributions of our assets on a pari passu basis. Each Preferred Share entitles its holder to the same number of votes as a common share with respect to any vote of our shareholders. Holders of our Preferred Shares are entitled, at any time, to convert their Preferred Shares into common shares, subject to the anti-dilution adjustments described below. Holders of our Preferred Shares have certain anti-dilution protection upon the occurrence of certain events including share dividends, divisions, combinations, reclassifications, mergers and issuances of our common shares.

The rights attached to any class or series of our shares may be varied with the written consent of the holders of not less than three-fourths of the issued shares of that class or series and the written consent of the holders of not less than three-fourths of the issued shares of any other class or series which may be affected by such variation.

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

C.	Material Contracts

On December 19, 2006, we entered into securities purchase agreements (the “Purchase Agreements”) with certain institutional and accredited investors providing for the issuance and sale of 1,350,371 common shares (the “Shares”) for an aggregate purchase price of approximately US$25.7 million (the “Purchase Price”). The closing of the sale of the Shares occurred on December 22, 2006 (the “Closing”). We used the proceeds from the sale of the Shares for (1) capital expenditures, (2) the purchase of the minority interest in Hainan Jinpan, and (3) general corporate purposes.

In connection with the Purchase Agreements, each of our directors and executive officers agreed to enter into a customary lock-up agreement, dated December 19, 2006 (the “Lock-Up Agreement”), pursuant to which each of the individuals agreed, subject to customary exceptions, not to sell or transfer any common shares held by such individual for 30 days from the date that the SEC declared effective the registration statement registering the resale of the Shares, pursuant to the Registration Rights Agreements, dated December 19, 2006 (the “Registration Rights Agreement”), entered in connection with the Purchase Agreements. Under the Registration Rights Agreements we must file a registration statement on Form F-3 (the “Registration Statement”) registering the resale of the Shares within 30 days after the Closing. We filed the Registration Statement on January 19, 2007 and the SEC declared it effective on January 30, 2007.

We also entered into a Joint Venture Purchase Agreement, dated December 19, 2006 with Haikou Jinpan to purchase its 15% ownership interest in Hainan Jinpan, our main operating subsidiary, for a purchase price of US$11,000,000, financed by the proceeds from the sale of the shares described above. On

February 13, 2007, we completed the acquisition. Upon competition, Hainan Jinpan became our wholly owned subsidiary.

On December 30, 2006, Wuhan Jinpan, a wholly owned subsidiary of Hainan Jinpan, entered into a Land Use Rights Transfer Agreement with the Public Land Resource Management Bureau of the Donghu High Tech Development Area, an administrative agency. Under this Agreement, Wuhan Jinpan purchased the rights to use a parcel of land (approximately 400,000 square feet) located in Wuhan for a term of 50 years, renewable thereafter in a term or terms to be negotiated at the time of renewal. The transaction closed on February 5, 2007 for a purchase price of RMB 6.7 million. See Exhibit 4.7 for additional details.

D.	Exchange Controls and Other Limitations Affecting Security Holders

There are no exchange control restrictions on payment of dividends in the British Virgin Islands. Other jurisdictions in which we conduct operations may have various exchange controls.

Dividend distribution and repatriation by Hainan Jinpan is regulated by China’s laws and regulations.

Applicable Chinese laws and regulations require that before a Sino-foreign equity joint venture enterprise, such as Hainan Jinpan, distributes profits to its parent company, Jinpan International, it must first do the following:

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

There are no British Virgin Islands laws which impose foreign exchange controls on us or that affect the payment of dividends, interest or other payments to nonresident holders of our common shares. British Virgin Islands law and our Memorandum and Articles of Association impose no limitations on the right of nonresident or foreign owners to hold or vote our common shares.

E.	Taxation

The following discussion is a summary of all material anticipated British Virgin Islands and Chinese tax consequences of an investment in our common shares for security holders located in the United States. The discussion does not deal with all possible tax consequences relating to an investment in our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-Chinese and non-British Virgin Islands) tax laws. Accordingly, each investor should consult his own tax advisor regarding the particular tax consequences to him of an investment in our common shares. The following discussion is based upon laws and relevant interpretations relating to our common shares currently in effect, all of which are subject to change.

            British Virgin Islands Taxation Policy. Under the BVI Business Companies Act, 2004 of the British Virgin Islands as currently in effect, a holder of common shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to common shares and all holders of common shares are not liable to British Virgin Islands income tax on gains realized during the year on sale or disposal of any common shares. The British Virgin Islands has enacted legislation, the Mutual Legal Assistance (Tax Matters) (Amendment) Bill 2004 (the “EU Act”), to implement the European Union Savings Tax Directive (the “Tax Directive”) and the bilateral agreements agreed with the European Union to be entered into with the 25 Member States of the European Union. The EU Act and the bilateral agreements provide for alternative procedures, both a withholding tax option and an automatic exchange of information option. Under the withholding tax option, banks and other paying agents will automatically deduct tax from interest and other savings income earned. For the purposes of implementation of the Tax Directive in the British Virgin Islands, paying agents will pay the withholding tax to the Competent Authority. 75% of the withholding tax levied will be remitted to the tax authorities in the receiving EU Member States and the Competent Authority will keep 25%. The withholding tax rates will be:

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

This information will be reported by the paying agent to the competent authority in the country where the account is held and forwarded to the competent authority of the country where the EU resident individual resides. If you are an individual who is resident in an EU Member State and earn bank interest or other savings income, as defined by the Tax Directive, on deposits or investments held in your own name in the British Virgin Islands then you will probably be affected by the implementation of the Tax Directive. The Tax Directive does not apply to individuals, including EU nationals, who are resident outside the EU.

There are no capital gains, gift or inheritance taxes levied by the British Virgin Islands on companies incorporated under the BVI Business Companies Act 2004. In addition, the common shares of these companies is not subject to transfer taxes, stamp duties or similar charges.

Presently, there is no income tax treaty, convention or reciprocal tax treaty regarding withholdings currently in effect between the United States and the British Virgin Islands.

Chinese Taxation Policy. There are no material Chinese tax consequences to holders of common shares solely as a result of the purchase, ownership and disposition of common shares or receipt of dividends, if declared.

F.       Dividends and Paying Agents

Not Applicable

G.	Statement by Experts

Not Applicable

H.	Documents on Display

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

I.	Subsidiary Information

Not Applicable

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

Part II

Item 13. Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14. Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15. Controls and Procedures

(a)	Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, our management (with the participation of our Principal Executive Officer and Principal Financial Officer) conducted an evaluation, pursuant to Rule 13a-15 (b) promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act. In evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management is necessarily is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and implementing controls and procedures based on the application of management’s judgment.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2007, the Company’s Chief Executive Officer and Principal Financial Officer concluded that as of the end of the period covered by this Annual Report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b)	Management's annual report on internal control over financial reporting

Management, including our Chief Executive Officer and Principal Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting.

Our internal control over financial reporting is a process designed under the supervision of our Principal Executive and Financial Officers to provide reasonable but not absolute assurance regarding the reliability of financial reporting and the preparation of its published financial statements. Internal control over financial reporting includes policies and procedures that:

•	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

•	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with the generally accepted accounting principles;

•	Provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

•

Provide reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements would be prevented or detected in a timely manner.

All internal control systems, no matter how well designed, have inherent limitations. Therefore, even those systems determined to be effective may not prevent or detect misstatements and can provide only reasonable assurance with respect to financial statement preparation and presentation. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with policies or procedures may deteriorate.

            Management conducted an evaluation of the effectiveness of our internal control over financial reporting on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2007.

Our internal control over financial reporting as of December 31, 2007 was audited by Grant Thornton, an independent registered public accounting firm, as stated in their attestation report beginning on page F-__ of this Annual Report on Form 20-F.

(c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of internal control over financial reporting as of December 31, 2007, was audited by Grant Thornton, an independent registered public accounting firm, as stated in their report included under Item 18 of this Annual Report on Form 20-F.

(d)	Changes in Internal Controls Over Financial Reporting

There have been no significant changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company's internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Stephan R. Clark , a member of our Audit Committee, meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and his designation as the Audit Committee’s Financial Expert has been ratified by the Board. Mr. Clark is “independent,” as that term is defined in the American Stock Exchange listing standards.

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

All (100%) audit-related and non-audit-related services performed by Grant Thornton during 2007 were reported to, and the services proposed to be provided during 2007 were pre-approved by, the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees we paid to Grant Thornton for all services, including audit services, for the years ended December 31, 2007 and 2006, respectively.

	Year Ended December 31, 2006	Year Ended December 31, 2007
Audit Fees	RMB 1,248,000	RMB 2,080,000
Audit Related Fees	RMB 87,000	-
Tax Fees	-	-
All Other fees	-	-
Total	RMB 1,335,000	RMB 2,080,000

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

“Tax Fees” are the aggregate fees billed for professional services rendered for tax compliance, tax advice, other than in connection with the audit. Tax compliance involves preparation of original and amended tax returns, tax planning andtax advice.

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Part III

Item 17. Financial Statements.

Not applicable.

Item 18. Financial Statements.

See Item 19 below for consolidated financial statements filed as a part of this annual report.

Item 19. Exhibits.

(a)	Index to Financial Statements

(b)	Exhibits

Exhibit No.	Exhibit Description
1.1	Memorandum of Association and Articles of Association of Jinpan International Limited. (1)
1.2	Amendments to the Memorandum of Association and Articles of Association. (1)
4.1	Form of Registration Rights Agreement, dated December 19, 2006, by and among Jinpan International Limited and the parties identified therein(2)
4.2	Form of Registration Rights Agreement, dated December 19, 2006, by and among Jinpan International Limited and CD Investment Partners, Ltd. (2)
4.3	Form of Lock-Up Agreement, dated December 19, 2006, by and among Jinpan International Limited and the parties identified therein. (2)
4.4	Form of Securities Purchase Agreement, dated December 19, 2006, by and among Jinpan International Limited and the buyers identified therein. (2)
4.5	Form of Securities Purchase Agreement, dated December 19, 2006, by and among Jinpan International Limited and CD Investment Partners, Ltd. (2)
4.6	Form of Joint Venture Purchase Agreement, dated December 19, 2006, by and among Jinpan International Limited and Haikon Jinpan Special Transformer Works. (2)
4.7

Summary of Land Use Rights Transfer Agreement dated December 30, 2006 between Wuhan Jinpan Electric Company Ltd. and the Public Land Resource Management Bureau of the Donghu High Tech Development Area.(3)

4.8	Summary of Contract of Construction dated April 13, 2007 between Wuhan Jinpan Electric Company Ltd. And the Wuhan Xinqui Construction Group Company Ltd.(3)
8.1*	List of Subsidiaries
12.1*	Certification of the Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.
12.2*	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.
13.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.
14.1*	Consent of Grant Thornton, Hong Kong.

_______________________________

*	Filed herewith.

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

(3)

Filed as an exhibit to Jinpan International Limited’s Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on July 13, 2007, and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Li Zhiyuan
Name:	Li Zhiyuan
Title:	Chief Executive Officer (Principal Executive Officer)

June 20, 2008

Financial Statements

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES

Years ended December 31, 2007, 2006 and 2005

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited and its subsidiaries (the "Company") as of December 31, 2007 and 2006, and the related statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007. Our audits of the basic financial statements included the financial statement schedule listed in the index appearing under Item 19(a). These financial statements and financial statement schedule are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements and financial statement schedule based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of Jinpan International Limited and its subsidiaries as of December 31, 2007 and 2006, and the consolidated results of its operations and its cash flows for each of the three years in the period ended December 31, 2007 in conformity with accounting principles generally accepted in the United States of America. Also in our opinion, the related financial statement schedule, when considered in relation to the basic financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein.

As described in Note 3 to the financial statements, the Company has adopted FASB Interpretation No. 48 ("FIN No. 48"), *"Accounting for Uncertainty in Income Taxes – An interpretation of FASB Statement No. 109"*, effective as of January 1, 2007. In 2006, and as described in Note 3 to the financial statements, the Company adopted Statement of Financial Accounting Standards No. 123 (revised 2004), *"Share-Based payment"*.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the effectiveness of Jinpan International Limited and its subsidiaries' internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated May 23, 2008 expressed an unqualified opinion thereon.

Grant Thornton
Hong Kong
May 23, 2008

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited Jinpan International Limited and its subsidiaries' (the "Company") internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management's Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company's internal control over financial reporting based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether effective internal control over financial reporting was maintained in all material respects. Our audit included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, testing and evaluating the design and operating effectiveness of internal control based on the assessed risk, and performing such other procedures as we considered necessary in the circumstances. We believe that our audit provides a reasonable basis for our opinion.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

In our opinion, Jinpan International Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2007, based on criteria established in *Internal Control—Integrated Framework* issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2007 and 2006, and the related consolidated statements of income, shareholders' equity and comprehensive income, and cash flows for each of the three years in the period ended December 31, 2007, and our report dated May 23, 2008 expressed an unqualified opinion thereon.

Grant Thornton
Hong Kong
May 23, 2008

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2007 and 2006

		December 31,
		2007	2007	2006
	Notes	US$	RMB	RMB
		(In thousands, except number of shares and per share data)

Assets
Current assets:
Cash and cash equivalents		15,705	114,565	256,320
Restricted Cash		1,417	10,331	10,073
Investments available for sale	4	193	1,412	1,506
Notes receivable		1,615	11,778	7,521
Accounts receivable, net	5	43,026	313,858	198,868
Inventories, net	6	25,743	187,784	145,153
Prepaid expenses		7,943	57,942	36,215
Other receivables		1,354	9,880	5,575
Total current assets		96,996	707,550	661,231

Property, plant and equipment, net	7	9,031	65,875	32,446
Construction in progress		2,889	21,074	13,405
Goodwill		11,549	84,245
Deferred tax assets	8	807	5,883	788

Total assets		121,272	884,627	707,870

Liabilities and Shareholders’ Equity

Current liabilities:

Short term bank loans	9	9,874	72,025	46,763
Accounts payable		6,372	46,482	48,270
Notes Payable		—	—	8,294
Income tax	8	2,353	17,162	4,583
Value added tax		2,498	18,220	4,190
Advance from customers		4,638	33,835	28,570
Commission payable		9,142	66,686	42,216
Accrual employee benefits		459	3,351	7,934
Government grant	10	729	5,321	5,055
Other liabilities		988	7,205	9,456
Total current liabilities		37,053	270,287	205,331
Long Term Liability:
Government grant	10	1,476	10,766	3,962
Minority interest	17	—	—	8,358
Commitments and contingent liabilities	12	—	—	—
Shareholders’ equity:
Common stock, US$0.009 par value:
Authorized shares – 20,000,000
Issued and outstanding shares – 8,186,617 in 2007 and 8,171,617 in 2006	18	73	602	602
Common Stock-Warrants		854	6,232	—
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares – 6,111 in 2006 and 2005	18	—	1	1
Additional paid-in capital		33,938	270,269	274,779
Reserves	11	3,906	31,451	29,186
Retained earnings	18	39,659	299,489	192,547
Accumulated other comprehensive income		5,102	2,055	(160)
		83,532	610,099	496,955
Less: Treasury shares at cost,
Common stock –202,470 in 2007 and 208,470 in 2006		(789)	(6,525)	(6,736)
Total shareholders’ equity		82,743	603,574	490,219

Total liabilities and shareholders’ equity		121,272	884,627	707,870

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2007, 2006 and 2005

		Year ended December 31,
		2007	2007	2006	2005
	Notes	US$	RMB	RMB	RMB
		(In thousands, except per share data)

Net sales	17	119,623	903,361	653,208	438,219
Other income		272	2,052	4,209	2,711
		119,895	905,413	657,417	440,930

Costs and expenses:
Cost of products sold		(77,988)	(588,941)	(471,403)	(297,818)
Provision for doubtful debts		(929)	(6,123)	698	(1,347)
Selling and administrative		(22,037)	(167,311)	(104,898)	(87,060)
		(100,954)	(762,375)	(575,603)	(386,225)

Non operating income(loss):
Gain/(Loss) from sales of investment		—	—	—	(273)
Dividend income of investment		20	152	160	14
Interest Income		122	920	683	355
		142	1,072	843	96

Non operating expenses:
Interest expenses		(465)	(3,515)	(2,231)	(1,499)

Income before income taxes		18,618	140,595	80,426	53,302

Income taxes	8	(2,226)	(16,809)	(10,891)	(8,744)

Income before minority interest		16,392	123,786	69,535	44,558

Minority interest		—	—	(9,876)	(7,482)

Net income		16,392	123,786	59,659	37,076

Earnings per share

-Basic		US$2.05	RMB15.52	RMB 9.00	RMB 5.70

-Diluted		US$2.03	RMB15.30	RMB 8.87	RMB 5.58

Weighted average number of shares

-Basic		7,976,755	7,976,755	6,625,726	6,499,898

-Diluted		8,090,630	8,090,630	6,728,915	6,640,396

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries

Consolidated Statements of Shareholders’ Equity and Comprehensive Income

For the years ended December 31, 2007, 2006 and 2005

	Treasury stock shares	Number of common shares	Number of preferred shares	Treasury stock RMB	Common stock RMB	Convertible preferred stock RMB	Additional paid-in capital RMB	Reserves RMB	Retained earnings RMB	Accumulated other com- prehensive income RMB	Compre- hensive income RMB	Total RMB
Balance at January 1, 2005	(184,270)	6,702,112	12,245	(5,444)	499	1	87,515	19,245	131,972	69	—	233,857
Net income	—	—	—	—	—	—	—	—	37,076	—	37,076	37,076
Transfer to reserves	—	—	—	—	—	—	—	2,625	(2,625)		—	—
Cash dividends distributed ($0.20 per share)	—	—	—	—	—	—	—	—	(10,624)	—	—	(10,624)
Reacquired shares	(28,200)	—	—	(1,355)	—	—	—	—	—	—	—	(1,335)
Converted to common stock	—	6,134	(6,134)	—	—	—	—	—	—	—	—	—
Exercise of stock options for cash	—	700	—	—	—	—	20	—	—	—	—	20
Unrealized gains on investments	—	—	—	—	—	—	—	—	—	—	—	—

Employee stock-based compensation	—	—	—	—	—	—	—	—	—	—	—	—
Currency translation adjustments	—	—	—	—	—	—	—	—	—	(187)	(187)	(187)
											36,889

Balance at December 31, 2005	(212,470)	6,708,946	6,111	(6,779)	499	1	87,535	21,870	155,799	(118)	—	258,807
Net income	—	—	—	—	—	—	—	—	59,659	—	59,659	59,659
Transfer to reserves	—	—	—	—	—	—	—	7,316	(7,316)	—	—	—

Cash dividends distributed ($0.24 per share)	—	—	—	—	—	—	—	—	(12,658)	—	—	(12,658)
Issued shares	—	1,350,371	—	—	95	—	184,891	—	—	—		184,986
Exercise of stock options for cash	4,000	112,300	—	43	8	—	2,353	—	—	—	—	2,404
Adoption SAB 108 (Note 19)	—	—	—	—	—	—	—	—	(2,937)	—	—	(2,937)
Currency translation adjustments	—	—	—	—	—	—	—	—	—	(42)	(42)	(42)
											59,617

Balance at December 31, 2006	(208,470)	8,171,617	6,111	(6,736)	602	1	274,779	29,186	192,547	(160)	—	490,219

Net income	—	—	—	—	—	—	—	—	123,786	—	123,786	123,786
Transfer to reserves	—	—	—	—	—	—	—	2,265	(2,265)	—	—	—
Cash dividends distributed ($0.24 per share)	—	—	—	—	—	—	—	—	(14,579)		—	(14,579)
Issued warrants	—	—	—	—	6,232	—	(6,232)	—	—	—	—	—
Exercise of stock options for cash	6,000	15,000	—	211	—	—	146	—	—	—	—	357
Employee stock-based compensation	—	—	—	—	—	—	1,576	—	—	—	—	1,576
Currency translation adjustments	—	—	—	—	—	—	—	—	—	2,215	2,215	2,215
											126,001

Balance at December 31, 2006	(202,470)	8,186,617	6,111	(6,525)	6,834	1	270,269	31,451	299,489	2,055	—	603,574

The accompanying notes form an integral part of these consolidated financial statements

Jinpan International Limited and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2007, 2006 and 2005

	Year ended December 31,
	2007	2007	2006	2005
	US$	RMB	RMB	RMB
	(In thousands)
Operating activities
Net income	16,392	123,786	59,659	37,076
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	1,273	9,615	6,834	6,393
Deferred income taxes	(675)	(5,095)	48	(125)
Provision for doubtful debts	811	6,124	(698)	1,347
Loss/(gain) on disposal of property, plant and equipment	49	369	(106)	(6)
Minority interest	—	—	9,876	7,482
Employee stock-based compensation	209	1,576	—	—
Loss /(Gain) from sales of available-for-sales securities	—	—	—	360
Changes in operating assets and liabilities
Restricted Cash	(34)	(258)	948	(11,021)
Accounts receivable	(16,038)	(121,114)	(27,438)	47
Notes receivable	(564)	(4,257)	(259)	2,927
Inventories	(5,645)	(42,630)	(37,833)	(39,706)
Prepaid expenses	(2,877)	(21,727)	(18,512)	(8,773)
Prepaid tax	—	—	309	(309)
Other receivables	(558)	(4,211)	2,098	(2,453)
Accounts payable	(237)	(1,788)	24,317	967
Income tax	1,666	12,579	4,583	(151)
Value added tax	1,858	14,030	3,300	(3,232)
Advance from customers	697	5,265	2,181	21,132
Commission payable	3,240	24,470	9,105	4,719
Accrual employee benefits	(607)	(4,583)	1,175	651
Government grant	936	7,070	(837)	(404)
Other liabilities	(298)	(2,253)	453	2,542
Net cash provided by/(used in) operating activities	(402)	(3,032)	39,203	19,463
Investing activities
Purchases of property, plant and equipment	(5,777)	(43,629)	(10,809)	(5,898)
Proceeds from sales of property, plant and equipment	29	216	155	268
Payment for construction in progress	(1,015)	(7,667)	(10,422)	(3,358)
Acquired minority interest	(12,624)	(95,336)	—	—
Proceeds from sales of available-for-sales securities	—	—	—	1,694
Net cash provided by (used in) investing activities	(19,387)	(146,416)	(21,076)	(7,294)
Financing activities
Notes Payable	(1,098)	(8,294)	8,294	—
Proceeds from bank loans	13,961	105,432	122,288	143,308
Repayment of bank loans	(10,616)	(80,170)	(111,756)	(130,668)
Acquisition of treasury stock	—	—	—	(1,336)
Issued shares from treasury stock	28	211	—	—
Proceeds from issued shares	—	—	184,986	—
Proceeds from exercise of stock options	19	146	2,403	20
Decrease in dividend payable to minority shareholders	362	2,733	(7,718)	(6,719)
Dividends paid	(1,931)	(14,579)	(12,658)	(10,624)
Net cash provided by/(used in) financing activities	725	5,479	185,839	(6,019)
Effect of exchange rate changes on cash	1,944	2,214	(42)	(187)
Net increase/(decrease) in cash and cash equivalents	(17,120)	(141,755)	203,924	5,963
Cash and cash equivalents at beginning of year	32,825	256,320	52,396	46,433
Cash and cash equivalents at end of year	15,705	114,565	256,320	52,396

Interest paid	432	3,261	2,150	1,500

Income taxes paid	1,301	9,827	5,957	8,328

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the “Company”) was incorporated under the laws of the British Virgin Islands on April 3, 1997.

As of December 31, 2007, the Company had direct interests in the following subsidiaries:

Name of entity	Date of establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities

Hainan Jinpan Electric Co., Ltd. (“Jinpan JV” )	June 3, 1997	95%	RMB62,902,000	Manufacturing and sale of cast resin transformers

Jinpan International (USA) Limited (“Jinpan USA”)	February 18, 1998	100%	US$10,000	Marketing of cast resin transformers

Jinpan Electric (China) Co. Ltd (Jinpan China)	January 12, 2007	100%	RMB 93,360,000	Manufacturing and sale of cast resin transformers

Jinpan International Limited owns 100% of the common stock of Jinpan USA, a New York corporation, and Jinpan China, a foreign funded PRC limited liability company registered in Wuhan, Hubei China. Jinpan International and Wuhan Jinpan jointly own 95% and 5% respectively of Jinpan JV, a sino-foreign cooperative joint venture registered in Haikou, Hainan China. Jinpan China and Jinpan JV jointly owns 95% and 5% respectively of Wuhan Jinpan, a domestically funded PRC limited liability company registered in Wuhan, Hubei China. The Company, Jinpan JV, Jinpan USA and Jinpan China are hereinafter collectively referred to as the “Group”.

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

All of the Group’s manufacturing facilities are located in the PRC and, as a result, the Group’s operations and assets are subject to political, economic, legal and other uncertainties. The economy of the PRC differs from the economies of most countries belonging to the Organization for Economic Co-operation and Development (the “OECD”) in such respects as structure, government involvement, level of development, growth rate, capital reinvestment, allocation of resources, rate of inflation and balance of payments position. PRC is a socialist state which, since 1949, has been controlled by the Communist Party of China. In the late 1970’s, China’s government permitted greater provincial and local economic autonomy and private economic activity, away from a more centrally-planned economy. Although the majority of productive assets in the PRC are still owned by the PRC government, in the past two decades the PRC government has implemented economic reform measures that emphasize decentralization, the utilization of market forces in the development of the PRC economy and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual and the Group may not be able to capitalize on all such reforms. Further, there can be no assurance that the PRC government will continue to pursue such policies, that policies will be successful if pursued, that such policies will not be significantly altered from time to time or that business operations in the PRC would not become subject to the risk of nationalization, which could result in the total loss of investment in that country.

b)	Economic environment

Since the 1978, the PRC government has been reforming and is expected to continue to reform its economic and political systems. Many of the reforms are unprecedented or experimental and are expected to be refined and improved over time. Other political, economic and social factors could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on the operations of the Group.

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

The Group receives almost all of its revenues in Renminbi, which is not freely convertible into foreign exchange. However, the Group will require foreign currency to meet foreign currency obligations, such as for further purchases of certain equipment and raw materials, and payment of dividends. The PRC government imposes control over its foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign exchange and through restriction on foreign imports. Effective January 1, 1994, the conversion of Renminbi into United States Dollars must be based on rates set by the People’s Bank of China ( the “PBOC”), which rates are set daily based on the previous day’s PRC interbank foreign exchange market rate with reference to current exchange rates on the world financial markets (the “PBOC Rate”). The Renminbi/United States Dollar exchange rate has been relatively stable since January 1, 1994. However, China revalued the Renminbi against the US Dollar on July 21, 2005 and introduced a basket of currencies to determine the exchange rate rather than peging the Renminbi to the dollar. As a result of adopting a more flexible exchange rate system, China’s financial sector has become more responsive to fluctuations in the international currency market. The Renminbi/US Dollar exchange rate has climbed steadily since July 2005.

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

The functional currency of the Company is Renminbi (“RMB”), the national currency of China. Solely for the convenience of the reader, the financial statements have been translated into United States dollars (“US$”) using PBOC rate of RMB7.29 to US$1, the prevailing rate on December 31, 2007. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, substantially all of which are wholly-owned. All significant intercompany accounts and transactions have been eliminated.

(b)	Cash, Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. There was approximately RMB 100 million held in non-US banks or financial institutions as of December 31, 2007. At December 31, 2007, the banks held approximately RMB 10.3 million restricted cash related to products guaranty insurance.

(c)	Trade Receivables

Trade receivables, which generally have 30-120 day terms, are recognized and carried at original invoice amount less an allowance for any uncollectable amounts. An estimate for doubtful debts is made when collection of the full amount is no longer probable. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. W make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer, customer’s current credit status and known market factors, to record specific reserve for customers against receivable amounts. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated.

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

Construction in progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction in progress until such time as the relevant assets are completed and put into use. Construction in progress at December 31, 2007 represented office building and manufacturing factory acquired but not ready for occupancy at year end and machinery under installation.

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

In July 2006, the Financial Accounting Standard Board (FASB) issued FASB interpretation No. 48, “Accounting for Uncertainty in Income Taxes” (FIN 48). FIN 48 clarifies the accounting and reporting for income taxes recognized in accordance with FASB No. 109. This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax position taken, or expected to be taken, in income tax return. The Group has adopted FIN 48 as of January 1, 2007, as required. Management assessed the impact of FIN 48 in the current year and concluded that there is no significant impact on the Group’s financial position and result of operation.

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

Currently, the income tax rate for domestic companies in China is 33% while it is 15% for foreign funded Companies. The National People’s Congress, China’s parliament, promulgated on March 16, 2007 a new Corporate Income Tax Law that sets a unified corporate income tax rate of 25% applicable to both domestic and foreign funded Companies. The government allowed grace periods for the new tax rate of 25% to take effect gradually. The applicable tax rate is 18% for calendar year 2008, 20% for 2009, 23% for 2010, 24% for 2011, and 25% for 2012.

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

(l)	Goodwill

Under SFAS No. 142, Goodwill and Other intangible Assets(“SFAS No. 142”), goodwill is subject to an annual impairment test. If an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carry value, an interim impairment test would be performed between annual tests. The impairment test includes a comparison of estimated discounted cash flows associated with the asset’s carrying amount. If the fair value is less than the carrying value of the asset, an impairment charge is recorded to reduce the carrying value of the asset to fair value.

(m)	Foreign Currency Translation

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

(n)	Operating Leases

Leases where substantially all the rewards and risks of ownership of assets remain with the leasing company are accounted for as operating leases. Rentals applicable to such operating leases are charged to the statement of income on the straight-line basis over the lease terms. The operating lease rental incurred by the Group during the years ended December 31, 2007, 2006 and 2005 amounted to RMB2,913,000, RMB2,250,000 and RMB1,671,000, respectively.

(o)	Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs, the sales price is fixed or determinable and collectibility is reasonably assured. There are no acceptance provisions, installation or other services required after the delivery. Revenue is recognized on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer upon delivery, provided that the Company maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(p)	Non-Operating Income

Income is recognized as follows for the Group’s non-operating transactions:

(i)	interest income from bank deposits, on a time proportion basis on the principal outstanding and at the applicable interest rate.

(ii)

government grant income is recognized when relevant approval documents from the government were received and subject to the terms in the documents. If management does not believe that sufficient objective, positive evidence currently exits to conclude that approval of the grant from government is probably, the receipt of the grant is not recognized as income.

(q)	Use of Estimates

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

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(r)	Earnings Per Common and Common Equivalent Share

Basic earnings per share for the years ended December 31, 2007, 2006 and 2005 have been computed by dividing net income of RMB123,786,000, RMB59,659,000 and RMB 37,076,000 by the weighted average number of 7,976,755, 6,625,726 and 6,499,898 shares of common stock outstanding, respectively.

Diluted earnings per share for the years ended December 31, 2007, 2006 and 2005 have been computed by dividing net income of RMB123,786,000, RMB59,659,000 and RMB 37,076,000 by the weighted average number of 8,090,630, 6,728,915 and 6,640,396 shares of common stock outstanding respectively. The weighted average number of shares includes dilutive potential common stocks which reflect the dilutive effect of stock options and preferred shares. Warrants to purchase 100,000 shares of common stock were not included in diluted earnings per share because the warrants were anti-dilutive based on the treasury stock method. Reconciliation of the denominator is as follows:

	2007	2006	2005
Denominator for basic earnings per share – weighted average shares	7,976,755	6,625,726	6,499,898

Effect of dilutive securities:
Convertible preferred stock	6,111	6,111	9,177
Exercisable stock options	107,764	97,078	131,321
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	8,090,630	6,728,915	6,640,396

(s)	Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group’s available-for-sale securities and foreign currency translation adjustments are included in accumulated other comprehensive income (loss).

The following are the components of accumulated other comprehensive income (loss):

	Unrealized Gains/(loss) on Securities	Foreign Currency Translation Adjustments	Total
	RMB	RMB	RMB
	(in thousands)

Balance at January 1, 2006	(74)	(44)	(118)

Foreign currency translation adjustments	—	(42)	(42)

Balance at December 31, 2006	(74)	(86)	(160)

Unrealized Gain/(loss) on available-for-sale securities	5	—	5
Foreign currency translation adjustments	—	2,210	2,210

Balance at December 31, 2007	(69)	2,124	2,055

(t)	Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of knowledge which will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and implementation of such through design, testing of product alternatives or construction of prototypes. The Group expenses all research and development costs as incurred. The research and development costs incurred by the Group during the years ended December 31, 2007, 2006 and 2005 amounted to RMB 5,290,000, RMB5,149,000 and RMB4,459,000, respectively.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB501,000, RMB516,000 and RMB460,000 in advertising costs during 2007, 2006 and 2005, respectively.

(v)	Shipping and Handling Expenses

The cost of shipping and handling is expensed into selling and administration expenses as incurred. The Group incurred RMB 20.1 million, RMB15.8 million and RMB12.8 million in shipping and handling costs during 2007, 2006 and 2005, respectively.

(w)	Stock Based Compensation

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

At December 31, 2005, the Group has one stock-based employee compensation plan, which is described in Note 18 the “1997 Stock Option Plan”. The “1997 Stock Option Plan” was expired on October 30, 2006; the Group adopted “2006 Stock Option Plan” which is described more fully in note 18.

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

Prior to January 1, 2006, all the options granted by the Company were vested and there were no options issued during the year 2006; therefore, no expenses were recognized in 2006.

(x)	Product Warranty

The Group provides a basic limited warranty, including parts and labor, for all products for one year. The Group incurred RMB2,501,000, RMB2,206,000, and RMB1,748,000 in product warranty expense during the years ended December 31, 2007, 2006 and 2005, respectively.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.        SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	New accounting pronouncement

In September 2006, the FASB issued SFAS No. 157, “Fair Value Measurements” (“SFAS 157”), which clarified the definition of fair value, established guidelines for measuring fair value, and expands disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in guidance found in various prior accounting pronouncements. SFAS 157 will be effective for us on January 1, 2008. We are currently evaluating the impact of adopting SFAS 157 but do not believe that the adoption of SFAS 157 will have any material impact on our financial position, cash flows, or results of operations.

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

In December 2007, the FASB issued SFAS No. 141(R), Business Combinations SFAS No. 141 (R) provides enhanced guidance related to the measurement of identifiable assets acquired, liabilities assumed and disclosure of information related to business combinations and their effect on the Company. SFAS No.141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008. The Company is currently evaluating the impact of adopting SFAS No. 141 (R) will have on its financial condition and result of operation. We expect the impact to be limited to any business combination transaction that occurs after December 31 2008.

FASB issued SFAS No.160, “Noncontrolling Interest in Consolidated Financial- an amendment of ARB No.51” (SFAS 160”). This requires all entities to report noncontrolling interest (previously referred to as minority interest) in subsidiaries as a separate component of equity in the consolidated financial statements. Moreover SFAS 160 eliminate the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring they be treated as equity transactions. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We expect the impact to be limited to any business combination transaction that occurs after December 31 2008.

In December 2006, the FASB issued FASB Staff Position No. EITF 00-19-2, Accounting for Registration Payment Arrangements (EITF 00-19-2). EITF 00-19-2 addresses an issuer’s accounting for registration payment arrangements. It specifies that the contingent obligation to make future payments or otherwise transfer consideration under a registration payment arrangement, whether issued as a separate agreement or included as a provision of a financial instrument or other agreement, should be separately recognized and measured in accordance with FASB Statement No. 5, Accounting for Contingencies. The guidance in EITF 00-19-2 amends FASB Statements No. 133, Accounting for Derivative Instruments and Hedging Activities, and No. 150, Accounting for Certain Financial Instruments with Characteristics of both Liabilities and Equity, and FASB Interpretation No. 45, Guarantor’s Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others, to include scope exceptions for registration payment arrangements. EITF 00-19-2 also requires additional disclosure regarding the nature of any registration payment arrangements, alternative settlement methods, the maximum potential amount of consideration and the current carrying amount of the liability, if any. This EITF is effective immediately for registration payment arrangements and the financial instruments subject to those arrangements that are entered into or modified subsequent to the date of issue of this EITF. For registration payment arrangements and financial instruments subject to those arrangements that were entered into prior to the issuance of this EITF, this is effective for financial statements issued for fiscal years beginning after December 15, 2006, and interim periods within those fiscal years. The Company implemented EITF 00-19-2 and it did not have a material impact on our financial statements.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

4.	INVESTMENTS AVAILABLE FOR SALE

Available-for-sale securities held by the Group at December 31, 2007, 2006 are as follows:

	2007	2007	2006
	US$	RMB	RMB
	(In thousands)
Corporate bonds
Cost	200	1,459	1,562
Gross unrealized loss	(7)	(47)	(56)
Fair market value	193	1,412	1,506
Total investments available for sale	193	1,412	1,506

The time periods during which the available-for-sale securities have been in a continuous unrealized loss position as of December 31, 2007 and 2006 are less than 12 months.

The net carrying value and estimated fair value of debt and marketable equity securities at December 31, 2007, by contractual maturity, are shown below. Excepted maturities will differ from contractual maturities because the issuers of the securities may have the right to prepay obligations without prepayment penalties.

Available-for-Sale	Cost		Fair Market Value
	US$	RMB	US$	RMB
	(In thousands)

Due in one year or less	200	1,459	193	1,412
Due after one year through four years	—	—	—	—

Total	200	1,459	193	1,412

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable comprised:

	2007	2007	2006
	US$	RMB	RMB
	(In thousands)
Accounts receivable – trade	45,226	329,904	208,790
Less: provision for doubtful debts	(2,200)	(16,046)	(9,922)

Accounts receivable, net	43,026	313,858	198,868

	2007	2007	2006	2005
	US$	RMB	RMB	RMB
	(In thousands)

Movement of provision for doubtful debts
Balance as at January 1	(1,271)	(9,922)	(10,619)	(9,484)
Reversal/(provided) during the year	(985)	(6,535)	(797)	(1,347)
Less: Written off during the year	56	411	1,494	212
Balance as at December 31	(2,200)	(16,046)	(9,922)	(10,619)

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

6.	INVENTORIES, NET

Inventories comprised:

	2007	2007	2006
	US$	RMB	RMB
	(In thousands)

Finished products	10,105	73,714	74,923
Products in process	3,353	24,458	19,058
Raw materials	12,434	90,700	51,821
	25,892	188,872	145,802
Less: provision for inventories	(149)	(1,088)	(649)
Inventories	25,743	187,784	145,153

	2007	2007	2006	2005
	US$	RMB	RMB	RMB
	(In thousands)
Movement of provision for inventori
Balance as at January 1	(83)	(649)	(1,167)	(1,453)
Provided during the year	(66)	(440)	—	—
Less: Written off during the year	—	—	518	286
Balance as at December 31	(149)	(1,089)	(649)	(1,167)

7.	PROPERTY, PLANT AND EQUIPMENT

	2007	2007	2006
	US$	RMB	RMB
	(In thousands)
Buildings	5,250	38,294	13,214
Machinery and equipment	8,713	63,556	56,216
Motor vehicles	1,679	12,245	13,981
Furniture, fixtures and office equipment	869	6,341	4,252
	16,511	120,436	87,663
Less: accumulated depreciation	(7,480)	(54,561)	(55,217)
	9,031	65,875	32,446

The Group’s buildings are located in the PRC and the land on which the Group’s buildings are situated is State-owned.

8.	DEFERRED TAX ASSETS AND INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the United States of America. Jinpan USA has suffered operating losses in the previous years, which are able to offset the profit generated in year 2007, accordingly no income tax is provided.

Jinpan JV, a cooperative joint venture registered in the PRC in which the Company ultimately has an 100% interest, is subject to PRC income taxes at the applicable tax rate of 15% for Sino-foreign joint venture enterprises registered in Hainan Province, the PRC. In addition, in accordance with the relevant PRC income tax laws applicable to Sino-foreign joint venture enterprises, Jinpan JV is exempt from corporate income tax for two years commencing from the first year with assessable profit after deducting the tax losses brought forward, and is entitled to a 50% tax exemption for the next three years. The first profitable year of Jinpan JV was 1997 and the tax holiday expired on December 31, 2001. However, being a technically advanced enterprise, as defined by Ministry of Science and Technology, Jinpan JV is entitled to a 50% tax exemption after the tax holiday for three further years commencing from January 1, 2002 as approved by the relevant government authorities. The benefit of 50% tax exempt was expired on 12/31/2004, the company was taxed at the applicable tax rate of 15% since year 2005.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

8.        DEFERRED TAX ASSETS AND INCOME TAXES (CONTINUED)

Pretax income for the years ended December 31, 2007, 2006 and 2005 was taxed in the following jurisdictions:

	2007	2007	2006	2005
	US$	RMB	RMB	RMB
	(In thousands)
British Virgin Islands	(1,422)	(10,742)	(5,856)	(6,451)
United States of America	868	6,552	1,851	(1,119)
The People’s Republic of China	19,172	144,785	83,894	60,872
	18,618	140,595	79,889	53,302

Significant components of the provision for income taxes attributable to income before income taxes are as follows:

	2007	2007	2006	2005
	US$	RMB	RMB	RMB
	(In thousands)
Current
Non-US	(2,787)	(21,048)	(11,242)	(8,878)
Deferred US	561	4,239	—	—
Deferred
Non-US	—	—	351	134

	(2,226)	(16,809)	(10,891)	(8,744)

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

8.        DEFERRED TAX ASSETS AND INCOME TAXES (CONTINUED)

Deferred tax assets comprised the following at December 31, 2007 and 2006:

	2007	2007	2006
	US$	RMB	RMB
	(In thousands)
Deferred tax assets
Provision for doubtful debts	272	1,983	691
Inventory Reserved	23	163	97
Deferred income	—	—	—
Net operating loss carry forward of Jinpan USA	512	3,737	6,865
Total deferred tax assets	807	5,883	7,652
Less: Valuation allowance for deferred tax assets	—	(--)	(6,865)
	807	5,883	788

Deferred tax liabilities
Interest income	—	—	—
Total deferred tax liabilities	—	—	—

Net deferred tax assets	807	5,883	788

Based on the available objective evidence, management believes it is more likely than not that the net deferred tax assets will be fully realized. Accordingly, the Company did not provide a valuation allowance against its net deferred tax assets at December 31, 2007. At December 31, 2007, the Group has available net operating loss of RMB9, 022,000, which will expire in the years 2020 to 2025.

There were no deferred tax liabilities as at December 31, 2007.

The reconciliation of income tax computed at the PRC statutory 2007 income tax rate of 15% (2006:15% and 2005:15%) in Hainan Province, the PRC to income before minority interests is as follows:

	2007	2007	2006	2005
	US$	RMB	RMB	RMB
	(In thousand)
Computed Expected Income Tax	2,808	21,204	11,983	8,052
Impact of Tax holiday of Jinpan JV	(28)	(210)	(1,177)	(150)
Non-Deductiable losses	—	—	(235)	272
Effect of difference between the PRC and USA tax rate	(130)	(983)	543	(280)
Change in valuation allowance	(561)	(4,239)	(44)	448
Others	137	1,037	(179)	402
	2,226	16,809	10,891	8,744

In July 2006, FASB issued FASB Interpretation Number 48, “Accounting for Uncertainty in Income Taxes,” (“FIN48”) an Interpretation of SFAS No. 109, “Accounting for Income Taxes”. The Group adopted the provisions of FIN 48 on January 1, 2007. As required by FIN 48, which clarifies SFAS No. 109, the Company recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more likely than not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50 percent likelihood of being realized upon ultimate settlement with the relevant tax authority. At January 1, 2007, the Company applied FIN 48 to all tax positions and determined there were no material unrecognized tax benefits as of that date. In addition, there have been no material changes in unrecognized benefits since January 1, 2007. As a result, the adoption of FIN 48 did not have a material effect on the Company’s financial condition, or results of operation.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

9.        SHORT TERM BANK LOANS

Banks loans comprised:	2007	2007	2006
	US$	RMB	RMB
	(In thousands)

Short term bank loans	6,854	50,000	30,000
Letters of credit	3,020	22,025	16,763
Less: current portion	(9,874)	(72,025)	(46,763)
	—	—	—

The bank loan is unsecured, bears an interest at the rate of 7.15% per annum and is repayable on October 14, 2008. The total bank loan credit line is RMB 90,000,000.

Letters of credit from Nan-Yang commercial bank are secured by three directors and guaranteed by Jinpan International Limited, bears interest at a weighted average rate of 6.40%, 6.51% and 5.86% per annum for the years ended December 31, 2007, 2006 and 2005, respectively, and are repayable within 90 days. The total credit facility is RMB43,800,000 (US$6,000,000) from Nan-Yang Commercial Bank. The Company also received an unsecured letter of credit loan from Bank of China for the total credit facility of RMB110, 000,000. This credit facility will expire in July 2008 and is subject to annual renewal.

10.	GOVERNMENT GRANT

Since 1998, Jinpan JV received grants-in-advance from the PRC local government for its past business performance. The Group recognizes revenue in the statement of income upon receipt of approval from the government. The Group recognized income of RMB1,000,000 in 2007.

11.	DISTRIBUTION OF INCOME

According to the Articles of Association of Jinpan JV, Jinpan JV is required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and staff welfare and bonus fund based on the net income as reported in the statutory accounts prepared in accordance with PRC GAAP. The maximum amount of reserves is 50% of registered capital. The amount of earnings of Jinpan JV available for distribution under PRC GAAP was approximately RMB119 million, RMB70 million and RMB49 million for the year ended December 31, 2007, 2006 and 2005. As of December 31, 2007, Jinpan JV have made the maximum reserved required by the law.

The statutory reserve fund, enterprise expansion fund and the staff welfare and bonus fund represent appropriations made at the sole discretion of the board of directors. The enterprise expansion fund is used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Jinpan JV.

During the years ended December 31, 2007, 2006 and 2005, the directors of Jinpan JV approved the following appropriations to reserves.

	2007	2007	2006	2005
	US$	RMB	RMB	RMB
	(In thousands)

Statuory reserve fund	310	2,265	7,316	2,625
Enterprise expansion fund	—	—	—	—
Staff welfare and bonus fund	—	—	—	—
Dividends	—	—	—	—
	310	2,265	7,316	2,625

The Group declared a cash dividend of US$0.24 per share of common stock on January 15, 2007, which was paid on February 8, 2007 and July 16, 2007.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

12.      COMMITMENTS AND CONTINGENT LIABILITES

(1)	Contingent liabilities

As of December 31, 2007 the Group had bank guarantees to the Nan Yang Commercial Bank for irrevocable Letters of credit of RMB11,304,000 for the purchase of raw materials. Details of bank guarantees are as follows:

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

Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements. These operating leases expire in various years through 2012 and after. These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2007:

	US$	RMB
	(In thousands)
2008	288	2,104
2009	186	1,358
2010	66	482
2011	49	358
2012 after	540	3,941
Total minimum lease payments	1,129	8,243

Capital commitments

As of December 31, 2007 the Group has commitments of RMB8,930,000 for the purchase of new office and plant and machinery.

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

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2007:

	US$	RMB
	(In thousands)
2008	565	4,125
2009	74	542
2010	74	542
2011	42	308
Total minimum employment contract payments	755	5,517

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

13.	FINANCIAL INSTRUMENTS

Concentrations of credit risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and short-term investments.

The Group maintains cash and cash equivalents with the Bank of China, Industrial and Commercial Bank of China, China Construction Bank and Nan-Yang Commercial Bank in the PRC and Citibank, N.A. in the United States.

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

Investments, Accounts receivable, notes receivable, other receivables, advance from customers and bank loans: The carrying amounts reported in the balance sheet for these items approximate their fair value. The carrying value of accounts receivable, notes receivable, other receivables, advance from customers, accruals, and bank loans approximate their market values based on their short-term maturities. The fair value of investments as of December 31, 2007 is RMB1,412,000, which is based on quoted market prices.

14.	CONCENTRATION OF RISK

During 2007, the Group was dependent on two major suppliers Hexion (Bakelite AG) and Xiamen Xiangyu Speed Fair Trading Co., Ltd. for cast resin, which accounted for approximately 1.86% (2006: 1.3%) and 2.02% of total purchases. Additional, the Group was dependent on three major suppliers: Wuhan Steel Processing Co., Ltd., Thyssenkrupp Electrical Steel GmbH, and Legnano Teknoelectric Company Spa for silicon steel, which accounted for approximately 29.45% (2006:27.5%) , 5.7% (2006: 6.4%) and 0.2%(2006:5.3%) of total purchases. The Group is also dependent on TongLing Nonferrous Metals Group Inc. and Jiangying Jinqiu Group Co.Ltd. for copper foil, which accounted for approximately 12.27% (2006: 17.8%) and 1.54% (2006:4.3%) of total purchases, respectively.

15.	PENSION AND OTHER POSTRETIREMENT BENIFITS

In the beginning of 2006, Jinpan USA set up a Simple IRA plan for employees. The amounts employees contribute are tax deferred. During the 2006 and 2007, the employer, Jinpan USA, did not make any contribution. Jinpan JV has a defined contribution retirement plan for its employees. As stipulated by the PRC government regulations, Jinpan JV participates in a defined contribution retirement plan organized by the government of Hainan Province, the PRC. All permanent employees are entitled to an annual pension which is equal to a fixed proportion of their final basic salary at their retirement date. Jinpan JV and its employees are required to make contributions to the retirement plan at rates of 20% and 6% of the employees’ basic salary, respectively. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government which is responsible for the payments of pension benefits to retired employees. Jinpan JV has no obligations for the pension benefits beyond the annual contributions as described above. The pension costs recognized by Jinpan JV during the years ended December 31, 2007, 2006 and 2005 amounted to RMB1,693,000 (US$224,000), RMB 1,052,000 and RMB 784,000 respectively.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

16.      OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

Description of products by segment

Cast resin transformers is the only reportable segment of the Group.

Geographic area data

	Year ended December 31,
	2007	2007	2006	2005
	US$	RMB	RMB	RMB
	(In thousands)
Revenues from external customers:
United States	6,031	45,545	18,606	12,152
PRC	113,592	857,816	634,602	426,067
	119,623	903,361	653,208	438,219
Property, Plant, and Equipment by area:
United States	44	322	50	3
PRC	8,987	65,553	45,801	34,439
	9,031	65,875	45,851	34,442

17	ACQUISITION OF MINORITY INTEREST

On February 13, 2007, the Company completed an acquisition of the 15% minority interest in Jinpan JV, for a purchase price of RMB 95 million in cash. Subsequent to the acquisition, the Company owns 100% of Jinpan JV. The purchase was accounted for in accordance with SFAS 141”Business Combination”, with the purchased assets and assumed liabilities recorded at their estimated fair values at the date of acquisition.

The following table summarizes the estimated fair value of the assets acquired and liabilities assumed.

At 02/13/2008
RMB in thousand
Current assets	68,184
Property, plant, equipments	9,265
Goodwill	84,245
Total assets acquired	161,694

Current liabilities	(56,843)
Long term liabilities	(9,515)
Total liabilities assumed	(66,358)
Net assets acquired	95,336

18.	EQUITY

Pursuant to the board resolution of the Company dated January 21, 2002, the officers of the Group were authorized to purchase up to 640,000 shares of the Group’s common stock from time to time in the open market and through privately, negotiated transactions, such repurchase program is to be financed from internally generated corporate funds, with the acquired stock to be available for use under the Group’s stock option plan or for other corporate purposes. As of December 31, 2007, 212,470 (2006: 212,470) shares of the Group’s common stock were purchased at an aggregate cost of US$823,417, approximately RMB6,779,000 . The Group did not purchase any of its stock in the open market during 2007.

The Group issued 4,000 and 6,000 shares respectively in 2006 and 2007 from its treasury shares to the employees who exercised their stock options.

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

In February 2004, one of the directors exercised stock option to purchase total 20,000 shares of common stock of the Company at the exercise price of US$1.35 per share. Total amount received from the exercise of the share option was US$27,000. During 2006, four other directors exercised their stock option to purchase 65,000 shares of common stock at the exercise price of US$1.35 per share. Total amount received was US$87,750 from exercise of stock option. During 2007, one director exercised stock option to purchase 15,000 shares of common stock of the Company at the price of US$1.35 per share. Total amount received from the exercise of the share option was US$ 20,250.

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

In April 2005, one employee exercised stock option to purchase total 700 shares of common stock of the Group at the exercise price of US$3.55 per share. Total amount received from the exercise of the share option was US$2,485.00.

During 2006, the employees exercised 41,300 shares of stock options that were granted.

Total amount received from the exercise of the option was US$146,615.00.

During 2007, one employee exercised 4,000 shares of stock options, total amount received from the exercise of the share option was US$14,200.

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

In August 2006, one of the directors exercised his stock options to purchase 10,000 shares of common stock of the Group at the exercise price of US$ 73,400.00.

In October, 2007, one director exercised stock options to purchase 2,000 shares of common stock at the exercise price of US$ 14,680.00.

(e)	2006 Stock Option Plan

On October 30, 2006, the shareholders approved and adopted of “2006 Stock Option Plan”. A total of 300,000 shares of Common stock have been reserved for issuance under this plan. The stock option plan provides for options to employees, officers, directors and consultants of the Company. The Stock Option Plan is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. Options shall be fully vested and become exercisable at the date of grant. The maximum term of options granted under the Stock Option Plan is 10 years. In March, 2007, the Group entered into stock option agreement with two of independent directors and three of its employees, to purchase 27,250 shares of common stock of the Group. Options granted are exercisable at the price of US$18.07 per share. The term of the options is 5 years from the dated granted. The options are not transferable other then death, and are exercisable from the date granted.

(f)	Warrants granted to non-employees

On March, 2007, warrants to purchase 100,000 shares of the Group’s common stock were issued to an investment bank in connection with the services provided to the Group on the sale of common stock in a private placement to accredited investors. The exercise price of the warrant was US$ 23.30. The warrants will expire on March 15, 2012.

(g)	Number of common stock reserved for issuance upon exercise of stock options and preferred stock.

	2007	2006

Warrants	100,000	-
Stock options	151,250	145,000
Preferred stock	6,111	6,111

Total	257,361	151,111

(h)	Stock Option Activity

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option price model. The Black-Scholes option valuation model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. There were no options issued in 2006 and all the optioned granted prior to January 1, 2006 were vested; therefore, no expense was recognized in 2006 after adoption of SFAS 123(R). Weight-average exercise prices for options outstanding as of December 31, 2007 are US$6.326. The weighted-average remaining contractual life of those options is 5.87 years.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

18.          EQUITY (CONTINUED)

(i)	Option Valuation Assumptions

The following assumptions were used for calculating fair value of stock options:

December 31
2007
Risk -free interest rate	4.00%
Average expected lives (years)	3
Dividend yield	1.30%
Expected volatility	66.14%

Our calculation of expected volatility for the year ended December 31, 2007 was based on historical volatility of stock price. The computation of expected life was determined based on historical experience of similar awards giving consideration of contractual terms, vesting schedules and expectation of future optionee behavior. The interest rate is based on the similar United States Treasury yield curve in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions.

(j)	Option Award Activity

A summary of the Group’s stock option activities, and related information for the years ended December 31, 2007, 2006 and 2005 are as follows:

	2007		2006			2005
	Options	Weighted average exercise price	Options		Weighted average exercise price	Options		Weighted average exercise price
		US$			US$			US$

Outstanding at beginning of year	145,000	3.542	261,300		3.143	262,000		2.602
Granted	27,250	18.07	—		—	—		—
Exercised	(21,000)	2.340	(116,300)		2.646	(700)		3.55
Cancelled	—	—	—		—	—		—
Forfeited	—	—	—		—	—		—
Outstanding at the end of year	151,250	6.326	145,000		3.542	261,300		3.143
Exercisable at the year end	151,250	6.326	145,000		3.542	261,300		3.143

Weighted average fair value of options granted during the year	18.07			N/A			N/A

The Company recognized approximately RMB 1,576,000 of compensation cost for the year ended December 31, 2007. No compensation costs were recognized for the year ended December 31, 2006 and 2005. No income tax benefit was recognized for the year ended December 31, 2007, 2006 and 2005. The total intrinsic value of options exercised during the year ended December 31, 2007, 2006 and 2005 was RMB 2,385,000, RMB 4,942,000 and RMB 13,000, respectively. The total fair value of shares vested during the year ended December 31, 2007 was approximately RMB 5,168,000. No shares were vested for the year ended December 31, 2006 and 2005.

The following table summarizes information with respect to options outstanding at December 31, 2007:

Exercise Price	Options Number Outstanding	Outstanding Weighted Average Remaining Contractual Life	Weighted Average Exercise Price	Options Current Number Exercisable	Exercisabel Weighted Average Exercise Price
$ 1.35	20,000	1.17	$1.35	20,000	$1.35
$ 3.55	86,000	5.66	$3.55	86,000	$3.55
$ 7.34	18,000	7.00	$7.34	18,000	$7.34
$ 18.07	27,250	9.25	$18.07	27,250	$18.07
	151,250	5.87	$6.33	151,250	$6.33

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

18.      EQUITY (CONTINUED)

(k)	Warrants Valuation Assumptions

We measure the fair value of each warrant at the date of granting using a Black-Scholes option-pricing model. The Black-Scholes option valuation model was developed for use in estimating fair value of traded warrants, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. The following assumptions were used for calculating fair value of the warrants.

December 31
2007
Risk -free interest rate	4.47%
Average expected lives (years)	5
Dividend yield	1.03%
Expected volatility	66.14%

Our calculation of expected volatility for the year ended December 31, 2007 was based on historical volatility of stock price. The computation of expected life was determined based on historical practice of the investment bank that usually they hold the warrants till the warrants is about to expire, The interest rate is based on the similar United States Treasury yield curve in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions. The fair value of the warrants was RMB 6,231,879 based on the above assumptions.

19.	SUBSEQUENT EVENT

a)	Cash Dividend

On February 06, 2008, the Board of Directors the Group declared a cash dividend of US$.24 per share of common stock for the year 2008. The Group made the first distribution of US$.12 per share on February 20, 2008, to shareholders of record on February 6, 2008. The second distribution will be made during the second half of the year.

20.	PARENT ONLY FINANCIAL INFORMATION

Jinpan International Limited (the Company) is the parent company of the Jinpan JV and Jinpan USA, below are the parent’s only balance sheet as of December 31, 2007 and Income statement for the year ended December 31, 2007.

Jinpan International Limited

Balance Sheet

	December 31
	2007	2006
	RMB	RMB
Cash	24,422,934	200,988,012
Investment	1,412,176	1,506,298
Other Receivable	25,531	1,917,949
Prepaid Expense	-	336,555
Due from Subsidiaries	9,313,497	15,696,650
Investment in Subsidiaries	561,285,702	287,122,272
Total Assets	596,459,840	507,567,736

Accounts Payable	157,118	15,386,817
Bonus Payable	-	1,561,740
Professional Fee Payable	904,530	218,644
Total Liabilities	1,061,648	17,167,201

Minority Interest	-	8,357,852

Common Stock	601,898	600,913
Common Stock-Warrants	6,231,879
Preferred Stock	2,055	2,055
Paid In Capital	262,093,437	266,602,652
Reserved	31,450,949	29,185,452
Retained Earnings	299,489,215	192,547,401
Accumulated other Comprehensive Income	2,054,377	(159,504)
Treasury Stock	(6,525,618)	(6,736,286)
	595,398,192	482,042,683
Total Liabilities and Shareholders’ Equity	596,459,840	507,567,736

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

20.	PARENT ONLY FINANCIAL INFORMATION (CONTINUED)

Jinpan International Limited

Income Statement

	For the year ended December 31,2007
	2007	2006	2005
	RMB	RMB	RMB
Earnings from Subsidiaries	151,337,199	86,282,299	59,753,175
General and Administration Expenses	(11,787,297)	(6,456,899)	(6,811,438)
Operating profit	139,549,902	79,825,400	52,941,737
Other Income	1,045,269	601,106	360,158
Net income before Tax	140,595,171	80,426,506	53,301,895
Income Tax	(16,809,009)	(10,891,356)	(8,743,920)
Income After tax	123,786,162	69,535,150	44,557,975
Minority Interest	-	(9,875,819)	(7,481,707)
Net income after Tax	123,786,162	59,659,331	37,076,268

21	SCHEDULE II

Jinpan International Limited and Subsidiaries

VALUATION AND QUALIFYING ACCOUNTS

(RMB In Thousands)

Description	Balance at Beginning of Period	Purchase Price Reserved	Charged(Credited) to Costs and Expenses	Charge to Other Accounts	Deductions	Balance at End of Period
Year Ended December 31, 2007
Reserved deducted from assets to which they apply:	-	-	-	-	-	-
Provision for doubtful debt	9,922	-	6,535	-	(411) (1)	16,046
Deferred tax valuation allowance	6,865	-	-		(6,865)	0
Year Ended December 31, 2006
Reserved deducted from assets to which they apply:	-	-	-	-	-	-
Provision for doubtful debt	10,619	-	797	-	(1,494)(1)	9,922
Deferred tax valuation allowance	7,606	-	-	(741)	-	6,865
Year Ended December 31, 2005
Reserved deducted from assets to which they apply:	-	-	-	-	-	-
Provision for doubtful debt	9,484	-	1,347	-	(212)(1)	10,619
Deferred tax valuation allowance	7,158	-	-	448	-	7,606

(1) Write-off against reserve