Form 20-F
period 2008-12-31
JINPAN INTERNATIONAL LTD
filed 2009-06-10
CIK 1053008

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

___________________

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2008

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☐	SHELL COMPANY REPORT PURSUANT TO SECTION 13 or 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Date of event requiring this shell company report:

For the transition period from	to

Commission File Number 1-14742

___________________

JINPAN INTERNATIONAL LIMITED

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

c/o Hainan Jinpan Electric Company, Ltd

Section D-2

No. 100 Nanhai Avenue

Jinpan Development Area

Haikou, Hainan PRC

(Address of principal executive offices)

Mark Du, Chief Financial Officer

560 Sylvan Avenue, Suite # 3

Englewood Cliffs, NJ 07632

Telephone: (201) 227-0680 x222

Facsimile: (201) 227-0685

mdu@jstusa.net

(Name, Telephone, E-mail and/or Facsimile Number and Address of Company Contact Person)

___________________

Securities registered or to be registered pursuant to Section 12(b) of the Act:

Common Shares, $0.009 par value

(Title of Class)

NASDAQ

(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act: None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act: None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 8,189,684 Common Shares, par value $0.009 per share

Indicate by check mark is the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act.
Yes ☐	No ☒

If this report is an annual or transition report, indicate by checkmark if the registrant is not required to file reports pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934.
Yes ☐	No ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days.

Yes ☒	No ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files).

Yes ☐	No ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, or a non-accelerated filer. See definition of “accelerated filer and large accelerated filer” in Rule 12b-2 of the Exchange Act. (Check one):

Large accelerated filer ☐	Accelerated filer ☒	Non-accelerated filer ☐

Indicate by check mark which basis of accounting the registrant has used to prepare the financial statements included in this filing:

U.S. GAAP ☒	International Financial Reporting Standards as issued by the International Accounting Standards Board ☐	Other ☐

If “Other” has been checked in response to the previous question, indicate by check mark which financial statement item the registrant has elected to follow.

Item 17 ☐	Item 18 ☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).

Yes ☐	No ☒

FORWARD-LOOKING STATEMENTS

All statements made in this Annual Report on Form 20-F other than purely historical information are “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include statements regarding future plans and objectives. These statements may be preceded or followed by or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “continues,” “plans,” “estimates,” “projects” or similar expressions or statements that events “will,” “should,” “could,” “might” or “may” occur. These statements are only our current expectations. These statements appear throughout this Annual Report on Form 20-F, including under “Item 3. Key Information—Risk Factors” and “Item 5 – Operating and Financial Review and Prospects.” They are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Annual Report on Form 20-F and other risks, including:

•	our ability to successfully implement our business strategy;

•

the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

•	the effects of rapid technological changes and vigorous competition in the markets in which we operate;

•	uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;

•	other factors or trends affecting the industry generally and our financial condition in particular;

•	the effects of the higher degree of regulation in the markets in which we operate;

•	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

•	the monetary and interest rate policies of the countries in which we operate;

•	changes in competition and the pricing environments in the countries in which we operate; and

•	exchange rates.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and the “Risk Factors” section under Item 3. Key Information.

PART I

Unless specifically referenced, the following entities are collectively referred in this annual report as “we,” “us” or “our”:

(1)	Jinpan International Limited (“Jinpan International”), a British Virgin Islands business company;

(2)	Jinpan International (USA) Limited (“Jinpan USA”), a New York corporation and wholly owned subsidiary of Jinpan International;

(3)	Jinpan Electric (China) Company Limited (“Jinpan China”), a foreign funded PRC limited liability company and wholly owned subsidiary of Jinpan International;

(4)	Hainan Jinpan Electric Company Limited (“Hainan Jinpan”), a sino-foreign cooperative venture owned by Jinpan International and Wuhan Jinpan Electric Company Ltd.;

(5)	Wuhan Jinpan Electric Company Limited (“Wuhan Jinpan”), a Chinese enterprise owned by Jinpan China and Hainan Jinpan;

(6)	Shanghai Jinpan Electric Company Limited (“Shanghai Jinpan”), a Chinese enterprise owned by Jinpan China and Hainan Jinpan; and

(7)	Hainan Jinpan R&D Company Limited (“Hainan Jinpan R&D”). a Chinese enterprise wholly-owned by Hainan Jinpan.

Item 1.  Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.	Selected Financial Data

The following selected financial data should be read in conjunction with Item 5, “Operating and Financial Review and Prospects” and the consolidated financial statements and notes included in this Annual Report on Form 20-F.

We prepare our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The selected financial data, set forth in the table below, have been derived from our audited consolidated financial statements for each of the years from 2004 to 2008. The selected consolidated statement of income data for the years 2006, 2007, and 2008, and the selected consolidated balance sheet data at December 31, 2007 and 2008, have been derived from our audited consolidated financial statements set forth in “Item 18 – Financial Statements.” The selected consolidated statement of income data for the years 2004 and 2005, and the selected consolidated balance sheet data at December 31, 2004, 2005 and 2006, has been derived from our previously published audited consolidated financial statements, which are not included in this document. These selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and are qualified entirely by reference to such consolidated financial statements.

	Year ended December 31,
	2004	2005	2006	2007	2008
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(In thousands, except per share and share data)
Income Statement Data:
Net sales	349,609	438,219	653,208	903,361	1,086,875	153,979
Costs of goods sold	(228,519)	(297,818)	(471,403)	(588,941)	(741,887)	(105,104)
Gross profit	121,090	140,401	181,805	314,420	344,988	48,875
Selling and administrative expenses	(84,772)	(88,407)	(104,200)	(173,434)	(185,055)	(26,217)
Income from operations	36,318	51,994	77,605	140,986	159,933	22,658
Interest expense	(423)	(1,499)	(2,231)	(3,515)	(8,433)	(1,195)
Non operating income	3,032	2,807	5,052	3,124	11,919	1,689
Income before income taxes	38,927	53,302	80,426	140,595	163,419	23,152
Income taxes	(4,031)	(8,744)	(10,891)	(16,809)	(23,742)	(3,364)
Income before minority interest	34,896	44,558	69,535	123,786	139,677	19,788
Minority interest	(6,032)	(7,482)	(9,876)	-	-	-
Net income	28,864	37,076	59,659	123,786	139,677	19,788

Earnings per share:
Basic	4.44	5.70	9.00	15.52	17.49	2.47
Diluted	4.33	5.58	8.87	15.30	17.18	2.43
Number of shares outstanding:(2)
Basic	6,498,178	6,499,898	6,625,726	7,976,755	7,985,080	7,985,080
Diluted	6,663,305	6,640,396	6,728,915	8,090,630	8,130,598	8,130,598
Dividends per share

Balance Sheet Data:
Cash and cash equivalents	46,433	52,396	256,320	114,565	105,120	15,408
Total assets	351,228	411,197	707,870	884,627	1,108,283	162,445
Net assets	233,857	258,807	490,219	603,574	731,282	107,187
Minority interest	5,437	6,200	8,358	-	-	-
Equity	233,857	258,807	490,219	603,574	731,282	107,187

Cash Flows Data
Depreciation	5,721	6,393	6,834	9,615	11,725	1,661
Capital expenditures(3)	12,528	9,256	21,231	51,296	132,032	18,706
Ratio of earnings to fixed charges(4)	1.07%	2.74%	2.70%	2.44%	4.91%	4.91%

____________________

(1)        Conversion of amounts from Renminbi into U.S. dollars has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2008 of RMB 6.82 = US$1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at this rate or at any other established rate.

(2)        There are 20,000,000 common shares authorized and 1,000,000 shares of preferred shares authorized.

(3)        Capital expenditures are comprised of the purchase of equipment, payment for construction-in-progress, and acquisition of land use rights.

(4)        Earnings consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expenses and amortization of deferred financing fees.

Exchange Rate Information

As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for Renminbi Yuan, referred to in the financial statements as “RMB” or “Renminbi,” expressed in U.S. dollars per Renminbi, using the noon buying rate in the City of New York City cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Renminbi is the lawful currency of the People’s Republic of China or the PRC. The Noon Buying Rate certified by the New York Federal Reserve Bank for RMB on May 15, 2009 was USD$1 = RMB 6.8321.

The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for RMB. Amounts are expressed in U.S. dollars per RMB 1.00.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2004	8.2765	8.2768	8.2771	8.2765
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7.9579	8.0702	7.8041
2007	7.2946	7.5906	7.7714	7.2946
2008	6.8225	6.9193	6.7800	7.2946
2009 (through May 15, 2009)	6.8321	6.8329	6.8176	6.8470
November 2008	6.8254	6.8280	6.8220	6.8737
December 2008	6.8225	6.8538	6.8225	6.8842
January 2009	6.8392	6.8363	6.8403	6.8225
February 2009	6.8395	6.8362	6.8241	6.8470
March 2009	6.8329	6.8360	6.8240	6.8438
April 2009	6.8180	6.8306	6.8180	6.8361
May 2009 (through May 15, 2009)	6.8321	6.8222	6.8176	6.8347

(1)

Annual averages are calculated using the noon buying rate on the last business day of each month during the period indicated. Monthly averages are calculated using the average of the daily rates during the relevant period.

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

In 2008, revenue derived from the sale of cast resin transformers accounted for 83.5% of our net sales, or RMB 907.9 million. Continuing in the future, we expect a significant portion of our revenue to come from the sale of cast resin transformers. Accordingly, our future operating results will depend on the demand for this product. We cannot assure you that the market will continue to demand our current product or that we will be successful in marketing any new or enhanced products. If our competitors produce new products that are superior to our cast resin transformers in performance or price, demand for our product may decline. A decline in demand for our cast resin transformers as a result of competition, technological change, economic conditions in China, restrictions on our ability to market this product, or other factors would reduce our total revenues and harm our ability to maintain profitability.

Our operating revenues would decline significantly if we lost one or more of our largest customers, which could have a material adverse impact on our business.

A significant portion of our operating revenues are concentrated among our largest customers. Sales to our five largest customers in the aggregate for the fiscal years ended December 31, 2006, 2007, and 2008, accounted for 16.0%, 23.0%, and 26.5% respectively, of our net sales. Sales to our largest customer for those same periods accounted for 6.3%, 9.6%, and 18.4% of our net sales, respectively. We cannot assure you that any of our principal customers will maintain their volume of business with us or that a similar volume of business will be forthcoming from new or existing customers to replace any lost business. The loss of one or more of these existing principal customers without replacement by a customer of similar volume could have a material adverse effect on our business and financial condition.

We sell all of our reactors to one large original equipment manufacturer, or OEM, and any significant decrease of sales of reactors to this large OEM would have a negative effect on the revenues we receive from the sale of reactors.

In 2008, revenue derived from the sale of reactors accounted for 6.2% of our net sales, or RMB 66.8 million. Presently, we sell all of our reactors to one large OEM. This is in contrast to a more diversified customer base for our cast resin transformers. Any significant decrease in the sale of reactors to this large OEM could have a material adverse effect on revenue derived from the sale of reactors. In addition, if we fail to collect large accounts receivable from this large OEM, we could be subject to significant financial exposure.

We may need additional capital but may not be able to obtain it on acceptable terms or at all.

Our PRC subsidiaries require significant capital for purchasing raw materials and in connection with product manufacturing, sales and distribution.  Our working capital, to some extent, relies on short-term loans from commercial banks.  Thus, we may require additional sources of liquidity for our future developments.  For example, our sales performance, ability to control costs and expenses, and choice of financing arrangements all affect our equity. Any changes in the significant factors affecting our revenues may cause material fluctuations in cash generated from our operations.  Changes in working capital, including any significant shortening or lengthening of our accounts receivable cycle or client prepayment cycles, may also cause fluctuations in cash generated from our operations.

   As of December 31, 2008, we had total indebtedness of RMB 80 million (US$11.7 million).  We cannot assure you that financing will continue to be available on terms acceptable to us, or at all when our old loans mature.  Any failure by us to raise additional funds on terms favorable to us, or at all, could have a material adverse effect on our business, financial condition and results of operations.

If we lose our key personnel, our ability to operate our company and our results of operations may suffer.

Our future growth and success will depend in part on our ability to retain key members of our management, who are familiar with our business and the potential markets for it. We do not have “key man” or similar insurance on any of these individuals. If we lose their services or the services of key personnel, our financial results or business prospects may be harmed. Additionally, our future growth and success will depend in part on our ability to attract, train, and retain sales, marketing, and management personnel. We cannot be certain that we will be able to attract and retain the personnel necessary to manage our operations effectively. Competition for experienced executives from numerous companies may limit our ability to hire or retain personnel on acceptable terms. In addition, many of the companies with which we compete for experienced personnel have greater financial and other resources than we do. Moreover, the employment of non-citizens may be restricted by applicable immigration laws.

The current worldwide economic and financial situation may have a material adverse effect on our results.

Many of the world’s largest economies and financial institutions are currently experiencing a reduction in economic activity, a decline in asset prices, liquidity problems and limited availability of credit. Such factors may result in a reduction in demand in some or all of our products and downward pressure on pricing of our products, which could adversely affect our business, results of operations and financial condition. The economic and financial situation may result in: (i) our customers experiencing a deterioration of their businesses, cash flow shortages and difficulty obtaining financing pursuant to which existing or potential customers may delay or cancel plans to purchase our products and could negatively impact our ability to collect accounts receivable, (ii) suppliers experiencing similar conditions, which could impact their ability to fulfill their obligations to us, (iii) a lower return on our financial investments and a lower value on some of our assets, and (iv) an increase in the cost or our ability to finance future projects. Also, significant changes and volatility in the equity, credit and foreign exchange markets, and in the competitive landscape, make it increasingly difficult for us to predict our revenues and earnings into the future.

Our growth may be slow if the demand for electric power in China does not continue.

Demand for our products is linked closely to increased demand for electrical power in China. According to the National Bureau of Statistics of China (“NBS”), China consumed 3.45 trillion kilowatt hours of electricity in 2008, up 5.6% from 2007. While demand for electricity has been strong over the past several years, we cannot assure that demand for electricity will continue to grow at 2008 rates. Any material decline in the consumption of electricity in China is likely to have an adverse impact on our business.

Increase in cost, disruption of supply or shortage raw materials could harm our business.

The principal raw materials we require for our business are (1) silicon steel, which forms the core of our transformers, (2) copper and aluminum foil and wire, which wind around the core to form thecoil, and (3) cast resin and electric isolation material, which serve as the insulation medium between coils. Prevailing prices for such commodities are subject to fluctuations due to changes in supply and demand and a variety of additional factors beyond our control, such as global political and economic conditions. Historically, prices for some of these raw materials have been volatile and unpredictable, and such volatility is expected to continue. Therefore, commodity price changes may result in unexpected increases in raw material costs, and we may be unable to increase our prices to offset these increased costs without suffering reduced volumes, revenues or operating income. We do not hedge against changes in commodity prices.

We maintain at least two suppliers for each of the principal raw materials in order to enhance our ability to obtain an adequate supply of high quality, competitively-priced raw materials. We usually keep a two or three month supply of these raw materials in our inventory. However, we cannot guarantee that we will be able to maintain favorable arrangements and relationships with these suppliers. Also, if our suppliers fail to supply these raw materials to us for any reason, including due to adverse financial developments at or affecting the supplier, and/or due to unexpected demand, labor shortages or disputes, it could have a material adverse effect on our results of operations.

Construction of our Shanghai facility may be subject to construction-related difficulties that may delay or hinder completion and intended operation of this facility.

In June 2008, we purchased land near Shanghai for a new manufacturing facility. The land contains partially completed buildings designed for corporate offices and manufacturing purposes. We commenced renovation and construction of the existing buildings in September 2008. Although we expect to complete the renovation and construction in the third quarter of 2009, we cannot assure you that the renovation and construction of this facility will not encounter difficulties or delays with contractors, engineering firms, construction firms and equipment suppliers during the renovation and construction process. Any difficulties or delays could result in our inability to renovate and construct this facility and ready it for its intended operation as planned or at all.

Increased competition with other large and small transformer manufacturers may result in reduced prices and loss of market share.

The market for cast resin transformers in China is highly competitive and we expect increased competition in the future. We primarily compete with several large transformer manufacturers as well as a number of small transformer manufacturers. Most of our major competitors in China are partially government owned entities and only few have greater name recognition and more extensive engineering, manufacturing, and marketing capabilities than we do. Our future success will largely depend on our marketing efforts and ability to expand our production capacity.

Although price has historically not been a major factor in our competing against other cast resin transformer manufacturers, it does remain a factor in competing against manufacturers of oil-filled transformers and other more traditional, less expensive transformer devices. Increased competition may result in price reductions or loss of market share, which would adversely affect our business, results of operations or financial condition.

We believe that the principal competitive factors affecting the transformer market in China include, in order of significance, reputation, performance and safety, quality, marketing expertise, and price. We may face potential foreign competition in China from firms such as ABB, Siemens, and Alstom. These and other potential competitors in China may have greater financial and other resources than we do. Increased domestic competition in China and foreign participation may have a material adverse effect on our financial condition and results of operations as well as our business and prospects. We may not be able to compete successfully in the future with existing or new competitors.

If we are unable to maintain our expertise in manufacturing processes or identify new technologies as they arise we will be unable to compete successfully.

The electrical transformer industry may be subject to changing technology, evolving industry standards, emerging competition and innovative product introductions. We may not successfully identify new technologies as they arise and develop and bring new products and services to the market in a timely manner or that the products, services or technologies developed by others will not render our products, services, or technologies noncompetitive, obsolete, or less marketable.

We may face claims or lawsuits for losses due to the failure of our products that may result in costly litigation and divert attention of our management.

Our business exposes us to liability risks that are inherent in the manufacturing and marketing of potentially dangerous electric equipment. Any failure of our products could result in consequential losses to our customers, which could result in our customers filing claims or lawsuits against us for losses resulting from the failure of our products. If a litigant were successful against us it could have an adverse effect on our business, financial condition, results of operations and liquidity. Additionally, a well-publicized actual or perceived problem could adversely affect our market reputation, which could result in a decline in demand for our products. Although we have purchased product liability insurance, our insurance coverage may not be sufficient to cover all our losses.

We may be subject to infringement claims by third parties that could subject us to financial liability or limit our product offerings, and our competitive position could be harmed if we are unable to protect our intellectual property.

We own the rights to the trademark “JST,” which is registered with the Trademark Bureau of the State Administration of Industry and Commerce in China. We believe that much of our success in growing sales and market share is due to our focus on providing high quality products and services. Achieving greater customer recognition of our trademark is also important to our marketing and expansion efforts. However, with regard to our current trademark or any future trademarks, we cannot be sure that any one or all of the following scenarios has not occurred or will not occur, any one of which could have a material adverse effect upon us:

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

We have not registered our intellectual property rights outside of China and we cannot be certain that the laws of other countries will protect proprietary rights to the same extent as do the laws of China.

We may be subject to patent infringement claims by third parties that could subject us to financial liability or limit our product offerings.

We own the rights to various utility, invention and design patents which have been granted or are pending. The patents cover aspects of our cast resin transformer technology. All of our patents have been issued by the Chinese government. To date, we have not filed for patent protection outside of China. Consequently, our patents provide some protection of our technology in China, but they do not provide protection elsewhere.

We currently hold a license, granted by Schneider Electric (China) Investment Co. Ltd., for the manufacture of circuit breakers. We manufacture low and medium voltage switchgear products under license from Schneider. We also hold two licenses, granted by Hitran Corporation, for the manufacture of line reactors with varnish impregnated and dry type insulation used in wind towers. If our arrangements with these licensors terminate, or expire without renewal, we could be prohibited from manufacturing and selling these products. We may not be able to enter into other license agreements, or enter into such agreements on commercially reasonable terms, to continue to manufacture switchgears and reactors. Furthermore, we may not be able to redesign our product to avoid infringement. Any required modification of our products or development of new products could also harm our business.

Risks Related to Our Chinese Operations

We may be subject to the political, economic, legal and other uncertainties of China, which is a socialist state controlled by the Communist Party of China.

Because we are a foreign company conducting our operations and owning assets primarily in China, our operations and assets are subject to political, economic, legal and other uncertainties that affect companies operating in China.

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

China is considered to be a high risk nation for business and investment in the Asia-Pacific region. Although China recently has permitted greater provincial and local economic autonomy and private economic activity, the government of China has exercised and continues to exercise substantial control over virtually every aspect of the Chinese economy through regulation and state ownership. Therefore, government action in the future, including any decision by the Chinese government not to continue to support the economic reform program that it commenced in the late 1970’s and the possible return of China to the more centrally-planned economy that existed prior to the economic reforms, could have a significant effect on economic conditions in China and on our operations. China’s economic reform plan was designed to bring into China foreign investment capital and technological advancements. The result of these reforms has been a move towards a more mixed economy and away from a more centrally-planned economy. The process of shifting more responsibility for various aspects of economic enterprise to local management and regional authorities continues, even though the system of Chinese socialism still involves considerable influence by the central government in economic areas of production and marketing.

The economy of China differs from most countries belonging to the Organization for Economic Co-operation and Development (OECD), in structure, government involvement, level of development,

growth rate, capital reinvestment, allocation of resources, rate of inflation, and balance of payments position. China’s economy is managed in part through a series of five-year economic and social development plans, each “Five-Year Plan” is formulated by the State Council and approved by the National People’s Congress and sets the overall agricultural, industrial, financial and other economic and social development targets. In implementing each Five-Year Plan, the State Planning Commission, a commission directly under the State Council, establishes annual production and development targets, formulates and supervises the implementation of annual plans designed to achieve those targets, and approves major economic projects. Although the majority of productive assets in China are still owned by the Chinese Government, in the past several years the Chinese Government has implemented economic reform measures that emphasize decentralization, the utilization of market forces in the development of the Chinese economy, and the encouragement of private economic activity. Such economic reform measures may be inconsistent or ineffectual and we may not be able to capitalize on all such reforms. Further, the Chinese Government may not continue to pursue such policies, such policies may not be successful if pursued, such policies may be significantly altered from time-to-time or business operations in China may be subject to the risk of nationalization, which could result in the total loss of investments in China.

Since 1978, the Chinese Government has been reforming its economic systems. Many of the reforms are unprecedented or experimental and are expected to be refined and improved. Other political, economic and social factors, such as political changes, changes in the rates of economic growth, unemployment or inflation, or the disparities in per capita wealth between regions within China, could also lead to further readjustment of the reform measures. This refining and readjustment process may not always have a positive effect on our operations. Although reforms to China’s economic system have not adversely impacted our operations in the past and are not expected to adversely impact our operations in the foreseeable future, the reforms to China’s economic system may not continue or we may be adversely affected by changes in the China’s political, economic and social conditions and by changes in policies of the Chinese Government, such as changes in laws and regulations (or the interpretations thereof), measures which may be introduced to control inflation, changes in the rate or method of taxation, imposition of additional restrictions on currency conversion and remittance abroad and reduction in tariff protection and other import restrictions. Our operating results may also be significantly affected by the inadequate development of an infrastructure for power plants and the potential unavailability of adequate power and water supplies, transportation, satisfactory roads, communications abilities and raw materials and parts.

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

Although we believe that the economic reform and the macroeconomic measures adopted by the Chinese government have had in general, a positive effect on the economic development of China, the future direction of these economic reforms is uncertain and the uncertainty may decrease the attractiveness of our company as an investment, which may in turn adversely affect our share price.

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

Under its current governmental leadership, China has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. Although China has been pursuing such policies, in the future the Chinese government may not continue to pursue these policies, these policies may not be successful if pursued or may be significantly altered without notice, or business operations may become subject to the risk of nationalization, which could result in the total loss of any investment in China.

Our economic development in China may also be limited by the following:

•	governmental imposition of restrictive measures intended to reduce inflation, increase taxes, or reform unprofitable state-owned enterprises,

•	the inadequate development of China’s infrastructure,

•	the unavailability of adequate power, water supplies, raw materials, and parts, and

•	limited transportation and communications capabilities.

Under the Chinese government’s program of privatizing many state-owned enterprises, the Chinese government has attempted to grow its revenues by increased tax collection. Presently, most of our subsidiaries enjoy some form of preferential tax treatment in China. See Item 4 – Business Overview – Doing Business in China - China’s Corporate Income Tax. Although we expect the Chinese government to continue to offer preferential tax treatment to our Chinese subsidiaries, we cannot assure that such policies would continue. Changes in tax law or its application may subject us to increased taxation that could adversely affect our profitability.

The Chinese government regulates the import into China of various raw materials and also taxes certain types of imported capital equipment, which may affect our operations. The approval of imports by the Chinese government is based to some extent on the lack of qualified domestically-produced products and on its strategic plans for the development of local Chinese industries. We can provide no assurance that China’s policies will continue to allow raw materials needed by our operations to be imported into China or will not impose import fees, which may raise the cost of raw materials or capital equipment used in our operations. The imposition of any of these costs could have a material adverse effect on our business, results of operations, and financial condition.

Despite continued economic reforms, economic conditions in China may adversely affect our operations.

Since 1978, China has implemented a series of economic reform programs in an effort to revitalize its economy and improve living standards, including the implementation of policies designed to attract foreign investment and technology. According to the NBS, China’s GDP grew in 2004, 2005, 2006, and 2007 by 10.1%, 10.4%, 11.6%, and 13.0% respectively. In 2008, China’s GDP was RMB 30.07 trillion, up by 9.0% over 2007. In the first quarter of 2009, GDP growth slowed to 6.1% compared to the same period last year to RMB 6.57 trillion. We believe this slow down in growth is due to a general down turn in the global economy. Although the Chinese government has implemented economic stimulus measures, with substantial resources devoted to electrical infrastructure development, we may not benefit from such stimulus spending. In addition, these measures may not be sufficient to prevent the Chinese economy from declining further in the short-term or return the economy to double digit growth. Our business may be adversely affected by a prolonged economic down turn.

Despite recent reforms, we may be adversely affected by China’s unsophisticated legal system and it may be difficult to enforce our legal rights under Chinese law and for third parties to enforce the laws of the United States or any other state in China.

China’s legal system is a civil law system, which is based on written statutes and case law has little precedent value. China does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion in individual cases. As China’s legal system develops, we, like other foreign business entities, may be adversely affected by new laws, changes to existing laws (or new interpretations of the laws) and preemption of provincial or local laws by national laws. In addition, in circumstances where adequate laws do exist, it still may not be possible for us to obtain swift and equitable enforcement of those legal rights under Chinese law.

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

Any failure by us to control the use or adequately restrict the discharge of hazardous substances, or to obtain work safety and professional health approvals, could subject us to potentially significant monetary damages and fines or suspension of our business operations.

We utilize toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and production processes, and we are subject to regulations and periodic monitoring by local environmental protection and work safety authorities. In addition, we are required to comply with all PRC national and local environmental protection and work safety laws and regulations. If we fail to comply with relevant environmental work safety and professional health laws, regulations and/or administrative rules relating to hazardous materials and chemicals in the future, we may be required to pay fines, suspend production or cease our business operations. In addition, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. Any failure by us to control the use of, or to adequately restrict the discharge of, hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business operations.

The issuance and implementation of the new labor contract law may give rise to more employee disputes and expose us to higher labor costs and greater regulatory uncertainty.

On January 1, 2008, a new labor contract law took effect. This new labor law, coupled with the existing rules and regulations, codifies certain labor practices and is commonly considered to provide more protection to employees, including clarification of a labor union’s role and participation in the formulation and implementation of company policies and the major decision making process of a company, employer’s obligation to timely enter into written employment contracts, and clearer and more stringent limitations on employee’s non-compete covenants. Our PRC subsidiaries amended their original standard labor contracts and internal rules to comply with the new labor law. These amendments have increased the labor costs of our PRC subsidiaries. In addition, since the new labor law was recently issued, Chinese labor law enforcement authority may issue certain judicial or administrative interpretation and implementation rule. This will increase the uncertainty of legal environment for our PRC subsidiaries. The effect of the new labor law may give rise to more disputes with employees and labor unions and thereby increase our costs. Our compliance costs may also rise as a result of the new labor law. In addition, the Chinese government’s labor law enforcement authority may adopt new regulations or interpretations of the new labor laws to implement that law. Enforcement of the new labor law and these regulations and interpretations may increase the uncertainty regarding the meaning of the new labor law as well as increase our compliance costs.

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

Although we sell products to customers based principally in China, we are doing business in the U.S. and seek to do business in other countries as well. In the future, our international operations and sales may be affected by the following risks, which may adversely affect Chinese companies doing business internationally:

•	political and economic risks, including political instability,

•	currency controls and exchange rate fluctuations,

•	changes in import/export regulations, tariff and freight rates, and

•	various forms of protectionist trade legislation that currently exist or have been proposed in some foreign countries.

The Renminbi may experience volatility in its exchange rates to certain foreign currencies that could result in foreign currency exchange risks and may adversely affect our financial performance.

We receive almost all of our revenues in Renminbi. The Chinese government imposes control over our foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign imports. The Renminbi is not freely convertible into foreign currencies. The Renminbi exchange rate to some other currencies can also be volatile. Yet, we are required to meet foreign currency obligations such as for future purchases of certain equipment and raw materials from Germany. As a result, we face two risks: first, where our revenues, assets, and declared dividends are translated into other currencies, the translated values may reflect volatility due to the volatility of each rate; and second, we may face higher than anticipated costs for purchases that are required to be made in other currencies.

Effective as of December 1, 1996, Renminbi has become fully convertible into foreign currency for payments relating to all "current account transactions,” which include, among other things, dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Foreign currency, which is required for current account transactions, can be bought freely at authorized Chinese banks, so long as the procedural requirements prescribed by law are met. Our PRC subsidiaries may retain foreign exchange in their respective current account bank accounts, subject to a cap set by State Administration of Foreign Exchange (“SAFE”), or its local counterpart, for use in payment of international current account transactions. However, conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. (For more details on SAFE restrictions concerning loans or capital contributions to our subsidiaries, see the risk factor below, “Chinese regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”) At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks. The foreign exchange earnings may be reserved by Chinese companies or sold to authorized Chinese banks, however, both of which shall be subject to relevant approval of SAFE, unless it is otherwise provided by the state.

Fluctuation in exchange rates between the U.S. dollar and Renminbi have and will continue to affect our balance sheet and earnings per share in U.S. dollars. Fluctuations in the exchange rate have and will also affect the relative value of any earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Future inflation in China may inhibit economic activity.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. These factors have led the Chinese government to adopt, from time-to-time, various corrective measures to restrict the availability of credit or to regulate growth and contain inflation.

According to the NBS, the general level of consumer prices in China for 2004, 2005, 2006, 2007 and 2008 grew by 3.9%, 1.8%, 1.5%, 4.8%, and 5.9% respectively. Growth in the rate of inflation moderated in the first quarter of 2009. From January to March 2009, the Consumer Price Index decreased 0.6% compared to the same period last year. Despite the easing of inflation in the first quarter of 2009, higher rates of inflation may return in the future. The Chinese government may impose controls on credit and/or prices, or to take other action, which could inhibit economic activity in China, and thereby adversely affect the market for our products.

Our financial performance and prospects could be affected by natural calamities or health epidemics, and we have limited insurance coverage.

Our business could be materially and adversely affected by natural calamities (such as earthquake or fire), health epidemics (such as H1N1 influenza, avian influenza, severe acute respiratory syndrome), or other epidemics. Since, we store our products at our premises to satisfy our customers’ demands, there is a risk that these products and our premises may be damaged or destroyed by earthquake, fire, and other natural calamities. Any disruption of electricity supply or any outbreak of fire or similar calamities at our premises may result in a disruption of our business. Recently, on May 12, 2008, an earthquake reaching a magnitude of 8.0 on the Richter scale according to the State Seismological Bureau of China hit Sichuan Province, China. Businesses and production operations in the affected areas of Sichuan Province have been shut down due to safety concerns. Although our operations were not affected by the earthquakes in Sichuan Province, we may be directly or indirectly affected by similar natural disasters in the future. In addition, in recent years, there have been reports regarding the occurrences of avian influenza in China, including a few confirmed human cases and deaths. Any occurrences of avian flu, similar adverse public health developments, or other epidemics may, among other things, significantly disrupt our ability to adequately staff our business, and may generally disrupt our operations. Furthermore, an outbreak may severely restrict the level of economic activity in affected areas, which may in turn materially and adversely affect our business and prospects. As a result, any future outbreak as such of avian flu or similar adverse public health developments may have a material adverse effect on our financial condition and results of operations.

At present, insurance companies in China offer limited coverage for business related risks. As such, we only have a very limited form of insurance for our properties covering loss arising from theft, fire, lightning, and explosives. We do not have any business liability or disruption insurance coverage for our operations, and our coverage may not be adequate to compensate for all losses that may occur. Any business disruption, natural disaster, or litigation resulting therefrom could expose us to substantial costs and losses.

Failure to comply with the United States Foreign Corrupt Practices Act could subject us to penalties and other adverse consequences.

We are subject to the United States Foreign Corrupt Practices Act, which generally prohibits United States companies and certain non-U.S. companies from engaging in bribery or other prohibited payments to foreign officials for the purpose of obtaining or retaining business. Corruption, extortion, bribery, pay-offs, theft and other fraudulent practices occur from time-to-time in China and other foreign countries. Our employees or other agents may engage in such conduct for which we might be held responsible. If our employees or other agents are found to have engaged in such practices, we could suffer severe penalties and other consequences that may have a material adverse effect on our business, financial condition and results of operations.

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

Under China’s new enterprise income tax (“EIT”), we may be subject to increased taxes that could adversely affect our business, operating results, and financial condition.

Presently, the corporate income tax rate for companies operating in China is 25%. Prior to January 1, 2008, China imposed an income tax of 33% on domestic companies and 15% on foreign companies operating in China. China offered the preferential tax treatment to foreign companies was used to attract foreign investment into China. Effective January 1, 2008, a uniform corporate tax rate of 25% is applicable to both domestic and foreign funded companies. Under this new EIT law, the Chinese government may offer preferential tax treatment and tax incentives to qualified high-tech companies to attract investment in China. Presently, most of our Chinese subsidiaries receive some form of preferential treatment. See Item 4 – Business Overview – Doing Business in China - China’s Corporate Income Tax. Although we expect that the Chinese government will continue to offer preferential tax treatment to our subsidiaries, such policies may not continue. As a result of the new tax law, our subsidiaries will be subject to increased tax rates which could adversely affect our profitability.

In addition, under the new EIT law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Currently, no official interpretation or application of this new “resident enterprise” classification is available. Therefore it is unclear how tax authorities will determine tax residency based on the facts of each case. If the tax authorities determine that we, as a British Virgin Islands holding company, are a “resident enterprise” for EIT purposes, a number of unfavorable tax consequences could follow, including: (1) we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as EIT reporting obligations, (2) although under the new EIT law and its implementing rules, dividends paid to us from our subsidiaries would qualify as “tax-exempt income,” we cannot, however, guarantee that such dividends will not be subject to withholding tax, and (3) the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares if such income is considered PRC-sourced income by the relevant PRC authorities. It is also possible that the rules regarding “resident enterprise” classification my change in the future and possibly apply with retroactive effect.

Chinese regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or capital contributions to our PRC subsidiaries, which could materially and adversely affect our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. Any loans or capital contributions we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with SAFE or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by shareholders that have registered with such registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. If we were to advance funds to our PRC subsidiaries in the form of loans or capital contributions, which exceed the maximum amount of foreign debt that our PRC subsidiaries are permitted to incur, we may have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and the outcomes may be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process.

Any loans we make to our PRC affiliated entities, which are treated as PRC domestic companies rather than foreign-invested enterprises under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

We may be unable to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or PRC affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

We rely principally on dividends paid by our PRC subsidiaries to fund our cash and financing requirements and to pay dividends. Our ability to pay dividends is restricted.

As a holding company, we rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, including funds necessary to pay dividends on our common shares and to service any debt we may incur. In addition, substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our ability to service our debt, and to pay dividends on our common shares depends on the results of operations of our subsidiaries, the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, our ability to pay amounts due on our obligations, and with respect to our ability to pay dividends, upon current and future agreements governing our debt and Chinese and BVI law.

The instruments governing our current and future debt restrict and may restrict, respectively, our ability to pay dividends or make other distributions to us. Hainan Jinpan's credit facility with Bank of China prohibits Hainan Jinpan from paying dividends if the profits after tax at the end of a fiscal year are zero or negative and, the profits after tax do not extinguish losses in previous fiscal years. The profits before tax may not be used for repayment of the principal and/or interest due that fiscal year and payment of associated expenses therefor, or if the profits before tax are insufficient to fully repay the next principal and/or interest due and to pay associated expenses therefore, then dividends may not be paid. Pursuant to the credit facility with Bank of Communications, Hainan Jinpan agreed not to pay any dividends to its stockholders during fiscal years 2008 and 2009 unless the interest and principal on outstanding amounts are timely paid and the dividends paid by Hainan Jinpan for any year do not exceed the net profit for that year. If any of these provisions are violated, all borrowings under the Bank of Communications facility will become immediately due.

Other restrictions include relevant PRC laws and regulations which permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves are not distributable as dividends until the accumulated amount of such reserves has exceeded 50% of its registered capital. In addition, each of our PRC subsidiaries, before distribution of its dividends, is required to provide for a statutory reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year at the discretion of its board of directors. In addition, applicable Chinese laws and regulations require that before a Sino-foreign cooperative joint venture enterprise, such as Hainan Jinpan, distributes profits to its joint venture partners, in our case Jinpan International and Wuhan Jinpan, it must first satisfy all of its tax liabilities, provide for any losses still unpaid from previous years, and make allocations, in the proportions as required by Chinese laws to certain statutory reserve funds.

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

As of May 15, 2009, we had 8,209,684 common shares outstanding. In addition, 301,100 common shares were subject to outstanding options granted under our stock option plan, of which 179,500 shares have vested.

All of the common shares held by our affiliates are restricted or control securities eligible for resale under Rule 144 promulgated under the Securities Act. Common shares issuable upon exercise of the stock options have been registered under the Securities Act. Sales of common shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of our common shares and could impair our ability to raise additional capital through the sale of equity securities.

Future issuance of additional common shares could cause dilution of ownership interests and adversely affect our share price.

We may in the future issue our previously authorized and un-issued securities, resulting in the dilution of the ownership interests of our shareholders. We are currently authorized to issue 20,000,000 common shares. The potential issuance of such additional common shares may create downward pressure on the trading price of our common shares. We may also issue additional common shares or other securities that are convertible into or exercisable for common shares for capital-raising or other business purposes. Future sales of substantial amounts of common shares, or the perception that sales could occur, could have a material adverse effect on the price of our common shares.

Our common shares are unsecured equity interests in our company.

As equity interests, our common shares are not secured by any of our assets. Therefore, in the event we are liquidated, the holders of our common shares will receive a distribution only after all of our secured and unsecured creditors have been paid in full. We may have sufficient assets after paying our secured and unsecured creditors to make any distribution to the holders of our common shares.

We may not continue to pay cash dividends in the future.

We may not continue to pay cash dividends or if we do, that we will do so at the current rate. We may elect at any time to retain all future earnings for use in the operation of our business and to fund future growth. Any future cash dividends will depend upon our results of operations, financial condition, cash requirements, the availability of a surplus and other factors. For a discussion of the limits on our ability to pay dividends, See “Risk Factors – Risks Related to Our Chinese Operations – We rely principally on dividends paid by our PRC subsidiaries to fund our cash and financing requirements and to pay dividends. Our ability to pay dividends is restricted.”

Because we are a British Virgin Islands company, your rights as a shareholder may be less clearly established as compared to the rights of shareholders of companies incorporated in other jurisdictions.

Our corporate affairs are governed by our memorandum of association and articles of association and by the BVI Business Companies Act, 2004. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under British Virgin Islands law are not as clearly established as are the rights of shareholders in many other jurisdictions. Under British Virgin Islands corporate law, our board of directors may negate or modify the three basic rights of shareholders (the right to vote, the right to an equal share in any dividend paid and the right to an equal share in any distribution of our surplus assets). Additionally, our board of directors could negate any transfer of our common shares between shareholders of record. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors or our controlling shareholder than they would have as shareholders of a company incorporated in another jurisdiction.

Because we are a British Virgin Islands company with substantially all of our assets and operations in China, you may not be able to enforce judgments against us that are obtained in United States courts.

We are incorporated under the laws of the British Virgin Islands and substantially all of our assets and operations are located in China. As a result, it may be difficult for investors to effect service of process upon us within the United States or to enforce against us judgments obtained in the United States courts, including judgments predicated upon the civil liability provisions of the federal securities laws of the United States.

We have been advised by British Virgin Islands counsel that judgments of United States courts predicated upon the civil liability provisions of the federal securities laws of the United States may be difficult to enforce in British Virgin Islands courts and that there is doubt as to whether British Virgin Islands courts will enter judgments in original actions brought in British Virgin Islands courts predicated solely upon the civil liability provisions of the federal securities laws of the United States. Our PRC counsel had given us similar advice about the ability of investors to effect service of process upon us within China or to enforce judgments against us obtained in the United States.

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, U.S. investors who owned our common shares during any taxable year in which we were a PFIC generally are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our common shares during the current taxable year of 2009 or any subsequent taxable year if we are treated as a PFIC for that taxable year.

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

Jinpan International Limited was incorporated in the British Virgin Islands on April 3, 1997 under the International Business Act of the British Virgin Islands. We are primarily engaged in the design and manufacture of cast resin transformers, switchgears, unit substations and alternative energy products. Our predecessor Haikou Jinpan Special Transfromers Works was established in 1993 as a manufacturer of cast resin transformers.

On June 30, 1997, we entered into an agreement with Haikou Jinpan to form a joint venture, Hainan Jinpan, pursuant to which Haikou Jinpan received a 15% equity interest in Hainan Jinpan in exchange for its contribution of buildings, equipment, and other production and related facilities to the joint venture and we received an 85% equity interest in Hainan Jinpan for its capital contribution of US$ 2.1 million. We took over management of Hainan Jinpan from Haikou Jinpan after our acquisition of this 85% interest. On February 13, 2007, we purchased Haikou Jinpan’s interests in Hainan Jinpan (15%) for US$11 million. To maintain Hainan Jinpan’s status as a sino-foreign joint venture, Jinpan International subsequently transferred 5% of its equity interest in Hainan Jinpan to Wuhan Jinpan, a subsidiary that qualifies as a domestically funded limited liability company. Prior to September 2006, Hainan Jinpan was our only subsidiary in China and accounted for substantially all of our assets and sales.

In 2005 and 2006, we invested RMB 4.5 million (US$0.7 million) and RMB 21 million (US$3.1 million), respectively, on capital expenditures mainly to purchase equipment and to expand the Hainan facility. We funded these expenditures with our available cash, funds generated from operations and borrowings under credit facilities from Nan Yan Commercial Bank and the Bank of China.

In 2007, we invested RMB 33.1 million (US$4.7 million) to purchase and construct 20,000 square meters of land in Wuhan to serve as the site for our second manufacturing facility. We financed the acquisition and construction of the Wuhan facility from the proceeds we received from the sale of our shares in December 2006. Construction of the Wuhan facility began in early 2007 and was completed in May 2008. We began production in June 2008.

In 2008, we invested RMB 65.4 million (US$9.6 million) to purchase 71,000 square meters of land and buildings in Shanghai to serve as the site for our third manufacturing facility and as corporate offices. At the Shanghai facility, we plan to focus on the production of complementary power distribution products for wind power application and integrated assemblies such as unit substations as well as other highly-engineered products. To finance this purchase and planned renovation of construction, we secured loan facilities in the aggregate amount of up to RMB 40.0 million (US$5.8 million) and used RMB 25.4 million (US$3.8 million) of our available cash. We project that the total cost for renovation and construction of the Shanghai facility will be approximately RMB 11.0 million (US$ 1.6 million) and approximately RMB 10.0 million (US$1.5 million) to purchase equipment. Of these totals, during 2008, we incurred RMB 6.2 million (US$0.9 million) for renovation and construction and RMB 6.3 million (US$0.9 million) for equipment. Renovation and construction of the Shanghai facility began in September 2008. We expect to be completed in the third quarter of 2009.

In 2009, we project capital expenditures of approximately RMB 26.4 million. We expect that our current cash and cash generated from operations together with existing credit facilities will be sufficient to meet our capital expenditures in 2009.

Our headquarters, administrative and manufacturing facilities are located at No. 7 Plant, 168 Nanhai Avenue, Haikou Free Trade Zone, Haikou, Hainan Province, China, and our telephone number is (86) 898-6681-1301. Our subsidiary, Jinpan USA, has administrative offices located at 560 Sylvan Avenue, Englewood Cliffs, New Jersey 07632, and the telephone number is (201) 227-0680. Our website is www.jstusa.net.

B.	Business Overview

General overview

We design, manufacture and market cast resin transformers for voltage distribution equipment in China. Our founders developed the first cast resin transformer in China in the early 1980’s and have since established a leading market position based on a reputation for quality, safety, manufacturing efficiency and customer service. Our cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages and are used in a range of industrial, infrastructure, commercial and residential applications. In 2007, we successfully listed our cast resin transformer products with Underwriters Laboratories (“UL”), becoming one of only two cast resin transformer manufacturers in the world to achieve UL certification. UL is an independent product safety certification organization that has been testing products and writing safety standards for over 100 years. We believe that the UL certification of our cast resin transformer products will help us expand geographically because many potential North American customers only purchase UL certified products.

We manufacture medium voltage cast resin transformers for a variety of end uses and applications, including large industrial, infrastructure and municipal projects such as factories, real estate developments, airports and subway systems. We manufacture four main types of transformers, which are distinguished by their insulation systems, each available in several models that are designed with various power transforming capabilities. In the event that our standard models do not meet a customer’s requirements, we have the capability to manufacture customized products designed to meet the customer’s specific needs. In addition to transformers, we also manufacture complementary power distribution equipment, including switchgears, line reactors and integrated assemblies including unit substations. Switchgears enable operators of a power distribution network to switch equipment in and out of the network. Line reactors limit currents, filter waveforms and attenuate electric noise and harmonics to help balance current and voltage output from wind powered turbines. We also integrate our transformer and complementary power distribution products into unit substations, which function as miniature power generation stations and are commonly used in applications related to the construction and maintenance of city power networks. A unit substation is comprised of a high voltage switchgear, a transformer, a low voltage switchgear, a power meter and a power factor compensation device all interconnected with cables or buss bars. We measure production capacity for our transformer products in kilovolt amperes (“KVA”) and production capacity for our complementary power distribution equipment and integrated assemblies in units produced.

Business Strategy

In 2008, we focused on expanding our existing product lines, developing new products and targeting large electrical equipment OEMs in order to penetrate markets currently dominated by our larger competitors.

Key elements of our business strategy included, but were not limited to, the following:

Continue to focus on China’s growing electric infrastructure market. We believe that China’s rapidly growing economy and concurrent growing demand for electricity will continue to provide us with the opportunity to grow our business further, as increases in industrial output, fixed asset investment, urbanization and consumer demand all require significantly more electric power. In 2008 China recorded GDP growth of 9.0%. According to the CEC, China had approximately 792 million KWh of installed power generation capacity in 2008, up from 716 million KWh or 10.3% from 2007. With our range of electric infrastructure products, we believe that we are well positioned to take advantage of the projected growth in China’s power generating capacity.

Invest in new, state-of-the-art facilities to increase our manufacturing capacity and efficiency. We continue to invest in advanced manufacturing facilities in order to enhance our position in the Chinese cast resin transformer market, as well as our positions in the markets for complementary electric equipment and integrated assemblies. We believe our existing facility in Haikou and recently completed facility in Wuhan both employ industry leading technologies and manufacturing processes. With the addition of our Wuhan facility, we expect our total annual transformer production capacity to reach approximately 9.0 million KVA by the fourth quarter of 2009, a 50% increase over the 6.0 million KVA capacity that we had prior to the completion of that facility. Our Haikou facility is currently operating at near maximum capacity and we expect our Wuhan facility, which began operations in June 2008, to operate at its maximum capacity by the fourth quarter of 2009. We believe that further expansion is essential to keep up with demand for our products and, as a result, intend to use a portion of the net proceeds from this offering to renovate and construct a manufacturing facility near Shanghai. This facility will be capable of manufacturing the full range of our product offering, but will likely focus on the production of components for the wind energy market as well as some of our more highly engineered products.

Promote and develop high- margin products for new markets. We are developing and expanding our product line by designing new cast resin transformers for new markets, including alternative forms of energy such as wind, solar and nuclear power. In 2008, as a result of our efforts, we shipped a transformer to a customer in Japan for use in distributing power from a nuclear power plant. In addition, we have strengthened our position as the preferred supplier of wind tower line reactors to one of our major OEM customers by working together to design and supply transformers with new specifications for use in the next generation of wind towers. According to the Global Wind Energy Council, wind energy is one of the fastest growing energy sources in the world, with global wind energy capacity expected to grow by more than 150% from 93.9 gigawatts in 2007 to 240.3 gigawatts in 2012. In 2008, wind energy remained our primary focus in the alternative energy market. We continued to sell line reactors for first generation 1.5 megawatt wind towers. At the same time, we developed cast resin transformers and line reactors for second generation 2.5 megawatt wind towers. Sales of wind energy products accounted for RMB 145 million of net sales in 2008, an increase of RMB 103 million compared to the same period in 2007. We expect sales of wind energy product to grow as governments around the world continue to encourage the use of alternative forms of energy.

Building our presence in the OEM market by leveraging our integrated assemblies and UL certification. We will continue our efforts to expand our presence with our existing and new OEM customers through increased sales of our integrated assemblies. In addition to transformers, we offer our OEM customers a complete integrated assembly product offering that include switchgears, reactors and unit substations which will help us obtain increasingly large scale projects. In 2007, we received UL certification for our transformer products, which are listed under the transformer categories XPRS and XPF57 for the United States and Canada, respectively. The listing by UL of our transformers removed an entry barrier into the North American OEM market and will allow us to compete for business from which we were previously excluded. In 2008, strengthened our position in the North American OEM market and we were able to secure a significant order for power distribution transformers with Siemens Energy & Automation, Inc. The order represents revenue potential of approximately RMB 42.3 million (US$6.0 million) and is deliverable in 2009.

Expand our global reach beyond our strong position in China. In 2008, 87.3% of our net sales were to customers in China. We believe that geographical diversification is a logical and essential step in sustaining high levels of growth. Significant opportunities exist in developing regions throughout the world where there is a need for electric infrastructure as well as in more developed markets where increasing demand for electricity is driving the need to replace aging electric infrastructure. A greater global presence will also enhance our ability to react quickly to business opportunities as they arise around the world. In 2008, we continued to expand our business into new geographic markets such as the the United States, Europe and Japan.

Our revenue by geographic region for the years ended December 31, 2006, 2007, and 2008 is as follows:

	Year Ended December 31,
	2006	2007	2008
	(U.S. Dollars in millions)
China	80.0	113.6	134.4
U.S.	2.3	6.0	8.6
Europe	-	-	11.0
Total	82.3	119.6	154.0

Our revenue by product for the years ended December 31, 2006, 2007, and 2008 is as follows:

	Year Ended December 31,
	2006	2007	2008
	(U.S. Dollars in millions)
Cast Resin Transformers	71.0	103.8	128.8
Switchgears and Unit substations	8.8	10.2	15.7
Line Reactors	2.5	5.6	9.5
Total	82.3	119.6	154.0

Products

Cast Resin Transformers:

Transformers step-up and step-down voltages in electric energy applications. Larger transformers are commonly used at power generation facilities to increase voltage and decrease current needs in order to transport electric energy across transmission lines. When the electric energy reaches the end user, a step-down transformer, such as those we manufacture, is used to reduce voltage and increase current for general use. The process of transforming high voltages to low voltages results in energy loss that produces heat and therefore electric transformers must contain effective cooling systems. Oil filled transformers are differentiated by their cooling systems, which decrease heat levels during energy loss. Cast resin transformers have several advantages over alternative types of transformers, particularly oil-filled transformers, including greater fire resistance; more environmentally friendly due to a lack of potentially harmful cooling liquids that may leak; lower power requirements; less energy loss; and relatively low maintenance requirements. Although oil-filled transformers are still widely used in China and throughout the world, cast resin transformers are becoming increasingly popular due to these advantages.

Cast resin transformers were developed in Germany in the 1960s as an alternative to oil-filled transformers. In contrast to oil-filled transformers, which have their coils immersed in oil to absorb and disperse heat, coils in cast resin transformers are coated with a dry epoxy resin which is able to withstand temperatures as high as 188 degrees Celsius. This dry epoxy resin coating serves as the insulation medium between coils. To ensure effective insulation, appropriate precautions must be maintained to ensure that any moisture or condensation has been removed when the epoxy resin is cast. Rather than requiring a liquid like oil to absorb the heat produced, cast resin transformers release the heat produced into the ambient air in the form of hot air.

We manufacture four main types of cast resin transformers, which are distinguished by their insulation systems. The insulation systems used are: 155 degree Celsius Class “F” per IEC60076 (International Electrotechnical Commission) and 180 degree Celsius Class “H” for the Chinese market and 150 and 185 degree Celsius per ANSI (American National Standard Institute), IEEE (Institute of Electrical and Electronics Engineers), and NEMA (National Electrical Manufacturers Associations) standards for the U.S. and North American markets. In some transformers the high and low voltage coils are cast in epoxy resin under vacuum conditions. In others, the high voltage coils are cast in epoxy resin under vacuum conditions and the low voltage coils are encapsulated. Since our coils are either cast or encapsulated, they use ambient air to cool the transformers instead of requiring a liquid, such as oil, to absorb the heat produced. The Chinese Ministry of Machinery has published guidelines requiring, to the extent possible, the use of cast resin transformers in buildings. Factories are not subject to this regulation.

In the event that our standard size cast resin transformers do not meet our customer’s requirements or one of our customers seek to purchase a transformer with a capacity in excess of the maximum KVA capacities of our transformers, we offer design, engineering services which enable us to manufacture custom made transformers to fulfill our customer’s particular needs. In order to customize our transformers, we employ design engineers who utilize 3D design systems and AutoDesk Inventor to design custom made transformers. The pricing of our transformers is based upon capacity as measured in KVA. We add to the price of our transformer the cost of engineering services performed.

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

We obtained an ISO9001 certification for our cast resin transformers in April 1997. We also obtained an ISO14001 certification from the Environmental Management Certification Center for the Machinery Industry in September 2000. The equipment we manufacture also underwent complete type testing and was certified by KEMA High Power Laboratory in September 1999. In addition, our transformers have been certified by the Chinese Ministry of Machinery and Ministry of Electric Power, indicating that we have satisfied the required national standards related to product quality.

We have maintained our certifications since their issuance. As of May 15, 2009, we hold the following certifications:

No.	Certificate Title	Effective Date	Certification Authority

1	ISO9001:2000 QUALITY MANAGEMENT SYSTEM CERTIFICATION	May 6, 2008 – May 5, 2011	CHINA UNITED CERTIFICATION CENTER
2	OHSAS18001:1999 OHSAS CERTIFICATION	May 6, 2008 – May 5, 2011	CHINA UNITED CERTIFICATION CENTER
3	ISO14001:2004 ENVIRONMENTAL MANAGEMENT SYSTEM CERTIFICATION	May 6, 2008 – May 5, 2011	CHINA UNITED CERTIFICATION CENTER
4	CCS QUALITY MANAGEMENT SYSTEM CERTIFICATION	Oct 28, 2008 – Oct 27, 2011	CHINA CLASSIFICATION SOCIETY CERTIFICATION COMPANY
5	GOST-R CERTIFICATION	Jan 13, 2009 – Jan 12,2010	RUSSIA GOSSTANDARD
6	CCC CERTIFICATION	Renewed Annually	CHINA QUALITY CERTIFICATION CENTER

We successfully listed our transformer products with Underwriters Laboratories Inc. The products have been listed under transformer categories XPRS and XPFS7 for the United States and Canada, respectively, with an effective issue date of January 26, 2007. UL specializes in product compliance. UL listing requires compliance with the UL’s Standards for safety, under which product samples are tested and evaluated in accordance with applicable safety requirements. UL Standards for safety provide for certain technical requirements, which products must meet in order to become eligible to bear a UL mark. Once a product meets these requirements, authorization is given by UL to apply the appropriate UL mark to the products. UL listing is considered by the industry to be necessary for entry into the North American market and will improve the company’s capability to address this market.

Switchgears

Since 2004, we have successfully developed into a supplier of switch gear products. Switchgears enable operators of a power distribution network to switch equipment in and out of the network. Our switchgears use technology licensed from Schneider Electric (China) Investment Co, Ltd.

Unit Substations

We have also realized successful forward integration through our unit substation business, which began in 1999 and has grown considerably since then. A unit substation is a miniature power generation station comprised of high voltage switchgear, a transformer, low voltage switchgear, a power meter, and a power factor compensation device all interconnected with cables or buss bars. Hainan Jinpan creates unit substations by integrating the aforementioned equipment together with our transformers. Unit substations are commonly used in applications related to construction and renovation of city power networks. Switch gear and transformers are key components in unit substations.

Line Reactors

We first began manufacturing and selling line reactors developed for wind towers in 2006. We licensed the design for our line reactors from Hitran Corporation. Our reactors limit currents, filter waveforms, and attenuate electrical noise and harmonics associated with the inverter and driver output of wind powered turbines. They are a critical component of wind towers. Presently, we sell all our reactors to one large OEM. This is in contrast to a more diversified customer base for our cast resin transformers. Any significant decrease in the sale of reactors to this large OEM could have a material adverse effect on revenue derived from the sale of reactors.

Background information relating to the electric transformer industry in China

GDP Growth and Demand for Electricity

We believe that China’s economic growth drives its demand for electric power. Growth in industrial output, fixed asset investment, urbanization and rising consumer demand for products that require electric power all contribute to China’s growing demand for electric power. According to the NBS, China’s GPD in 2004, 2005, 2006, 2007 and 2008 grew by 10.1%, 10.4%, 11.6%, 13.0% and 9.0%, respectively. In the first quarter of 2009, GDP growth slowed to 6.1% compared to the same period last year to RMB 6.57 trillion. We believe that the slow down in growth is due to a general down turn in the global economy.

Increases in industrial output, fixed asset investment, urbanization and rising consumer demand for products that require electric power all continue to contribute to China’s growing demand for electric power and, consequently, our electric equipment products. Electricity consumption in China continued to grow in 2008. According to the China Electricity Council ("CEC"), China consumed 3.4 trillion kilowatt-hours (“KWh”) of electricity in 2008 and 3.3 trillion KWH of electricity in 2007, a year-on-year growth of 5.2%. Compared to the growth rate of China’s electricity consumption in 2007 of 14.4%, the growth rate of China’s electricity consumption in 2008 showed a marked decline.

To meet its growing demand for electric power, China has continued to invest heavily in increasing its power generation capacity. According to the CEC, China added 9.1 million kw-hours of power generation capacity in 2008. This includes 6.6 million kw-hours of generation capacity using thermal power, 2.0 million kw-hours of generation capacity using hydo power and 0.5 million kw-hours or generation capacity from wind power.

Although China is making progress in developing new alternative energy sources, such as nuclear, wind and geothermal power, electricity generated from these sources is currently a relatively small percentage of the total electricity generated. According to the CEC, China’s total installed capacity of electric power reached 792.5 million kw-hours in 2008, up 10.3% from 2007. Of this total, installed capacity for electricity generation using thermal power reached 601.3 million kw-hours, up 15.7% from 2007. Installed capacity for electricity generation using hydropower reached 171.5 million kw-hours, up 15.7% from 2007. Installed capacity for electricity generation using nuclear power reached 8.9 million kw-hours, unchanged compared to 2007. Installed capacity for electricity generation using wind power increased substantially in percentage terms reaching 8.9 million kw hours, up 111.5% over 2007.

China has continued to expand its power distribution capacity. According to the CEC, China expanded its power transmission lines, with capacity at or above 35 kilovolt (KV), to 1,183,114 kilometers (KM) in 2008, up 6.6% from 2007. China’s electric transformation capacity, as measured by tallying the capacity of public electrical transforming equipment with capacity at or above 35KV, reached 2.4 billion KVA, up 14.9% from 2007. In 2008, China added 40,988 km of power transmission lines with transmission capacity at or above 220KV and added 232.2 million KVA of electrical transformation capacity as measured by tallying the capacity of electrical transforming equipment with capacity at or above 200KV.

Transformer Industry

As of the date of this report, the China National Transformers Association (“CNTA”), an industry group which tracks China’s transformer industry, has not released the results of its 2008 industry survey. The most recent full year data available is the result of the CTNA’s 2007 industry survey. According to the CTNA, China’s transformer manufacturers’ achieved sales of RMB 25.9 billion in 2007, up 8.4% from 2006. China’s transformer manufacturer’s produced 139,618 units or 505.6 million KVA of transformers, a year-on-year growth of 18.0% over 2006. These sales and production figures includes that for oil, cast resin and other types of transformers.

The total output of China’s cast resin transformers declined in 2007.  In 2007, China’s transformers manufacturers produced 26,316 units or 28.7 million KVA of dry type cast resin transformers. Compared to 2006, China’s total output of cast resin transformers declined by 9.8%.

In 2007, our subsidiary Hainan Jinpan ranked as the second largest manufacturer of dry type cast resin transformers in China with an output of 4.1 million KVA. In 2008, our subsidiaries Hainan Jinpan and Jinpan China combined produced 4,464 units of dry type cast resin transformers or 5.3 million KVA, a year on year growth of almost 30.0%.

How our cast resin transformers are manufactured

The essential components of our cast resin transformers are their windings and cores. Under our current manufacturing process, we use copper coil winding machines to wind copper wire into the high and low voltage coils, which are used in our traditional and copper foil cast resin transformers. We use copper foil winding machines to produce low voltage foil coils, which are used in our copper foil cast resin transformers.

Our copper coils are insulated with fiberglass mats or quartz powder and are then cast with an epoxy resin in an automated vacuum casting machine to provide further insulation. The vacuum casting machine then removes all moisture and condensation between the copper wire and the resin coating. We implement such procedures to ensure that our copper coils are properly insulated for safety. We use the materials described above so that none of our windings crack when heat is produced in the transformer since the expansion coefficient of copper is similar to the expansion coefficient of epoxy resin and fiberglass.

The high and low voltage windings are then wrapped around a silicon steel core. The core is composed of several rolls of silicon steel, which have been cut using automated steel cutting machines. The rolls of silicon steel are assembled and stacked by our assembly table machines to form the core of a transformer. As one of the most important components of a transformer, the core is used as a transforming medium of electric energy during the transforming process. Our use of high quality material, advanced cutting machines and the design of our products, has resulted in transformers that operate with minimal energy loss and noise. We test and inspect our transformers in accordance with Chinese national standards and will not deliver a transformer to a customer unless each required test has been passed. The standard testing procedure is comprised of the following 12 procedures:

1.	measurement of winding resistance;
2.	measurement of voltage ratio;

3.	measurement of impedance voltage;
4.	measurement of current;
5.	source voltage tolerance test;
6.	induced over-voltage tolerance test;
7.	measurement of winding insulation resistance;
8.	measurement of partial discharge;
9.	lightning impulse test;
10.	temperature raise test;
11.	measurement of sound level; and
12.	short-circuit test.

The raw materials used in our cast resin transformers and their sources of supply

The principal raw materials we require for our business are (1) epoxy resin, used to coat the copper coils of our transformers, (2) silicon steel, which comprises the cores of our transformers, and (3) copper foil, for our copper foil windings. We maintain at least two suppliers for each of our principal raw materials in order to enhance our ability to obtain an adequate supply of high quality, competitively-priced raw materials.

The price of epoxy resin remained relatively stable in 2008. The prices of silicon steel and copper were more volatile. At their peak, silicon steel and copper prices reached RMB 45,000 per ton and RMB 65,000 per ton respectively. At their low, the prices of silicon steel and copper were RMB 36,000 per ton and RMB 38,000 per ton respectively. In the first half of 2009, the prices of epoxy resin, silicon steel, and copper were lower than the average prices of these materials in 2008 as the economic down turn suppressed demand. We expect a moderate increase in steel and copper prices in the latter half of 2009 due to growing demand as the world economy stabilizes and begins to recover.

Other raw materials required to produce our products include copper wire, glass fiber, and quartz powder. We purchase our glass fiber and quartz powder from local suppliers in nearby regions and believe that these materials are readily available.

Our sales and marketing network

We have an extensive sales and marketing network in China, which consists of 34 regional sales offices located in various cities. We employ 56 sales representatives, based in our regional sales offices, and 22 sales support personnel, based at our facilities in Haikou, Wuhan, and Shanghai. All of our sales representatives are salaried employees. We also employ one independent sales agent in China who receives commissions based on sales.

Our significant customers

Sales to our five largest customers for fiscal years ended December 31, 2006, 2007 and 2008 accounted for 16.0%, 23.0% and 26.5% respectively. Sales to our largest customer for those same periods accounted for 6.3%, 9.6% and 18.4% of our net sales respectively.

Our trademark, “JST”

We own the rights to the trademark “JST,” which is registered with the Trademark Bureau of the State Administration of Industry and Commerce in China. We believe that much of our success in growing sales and market share is due to our focus on providing high quality products and services. Achieving greater customer recognition of our trademark is also important to our marketing and expansion efforts.

However, with regard to our current trademark or any future trademarks, any one or all of the following scenarios may occur, any one of which could have a material adverse effect upon us:

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

We have not registered our intellectual property rights outside of China and we cannot be certain that the laws of other countries will protect proprietary rights to the same extent as do the laws of China.

Material Agreements

We entered into two agreements with Hitran Corporation, a New Jersey corporation, to license designs for certain line reactors used on wind turbines on April 30, 2008 and November 14, 2008 respectively. Pursuant to the license agreements, Hitran Corporation granted us the exclusive right to use the licensed designs to manufacture, assemble, sell, maintain and repair the licensed products. Hitran Corporation also granted us the right to use Hitran’s trademark on the licensed products. We agreed to pay Hitran a royalty fee equal to a percentage of net sales of the licensed products. Both agreements have a term of five years.

On April 10, 2008, we entered into agreement with Schneider Electric (China) Investment Co. Ltd., a Chinese affiliate of Schneider Electric, renewing an agreement to license designs for certain circuit breakers used in our switchgears.  Pursuant to the license agreement, Schneider granted us a non-exclusive right to manufacture, assemble, sell, maintain, and repair those certain circuit breakers in the PRC (excluding Hong Kong and Taiwan).  Schneider also granted us the right to use certain trademarks on the licensed products.  The agreement expires on to December 31, 2010.

In September and October 2008, we entered into a series of contracts with JiangSu QiAn Construction Group Ltd., a Chinese corporation, for the construction and renovation of our Shanghai facility.  Total cost for the construction and renovation of our Shanghai facility under these agreements is RMB 11 million.

Our competitors in the electric transformer business

We primarily compete in the cast resin transformer market with a few large transformer manufacturers and a large number of small transformer manufacturers. Most of our major competitors are reorganized state-owned enterprises with partial government ownership. Although a few of our competitors entered the transformer market before us and have achieved greater product recognition than us, we believe that our growing name recognition, the quality of our products and the efficiency of our operations enable us to compete effectively against our competitors. We believe that we operate more efficiently than our competitors, because, as a fully private company, our operations are subject to less regulation and less political interference than enterprises wholly or partially owned by the Chinese government. Consequently, we have lower product costs and greater flexibility than our government owned competitors. We also have a good track record in terms of product quality. To the best of our knowledge, none of our transformers have been the cause of any major accident. We believe that our competitors do not manufacture transformers that are safer or of a higher quality than our transformers.

In addition, we believe that foreign cast resin transformer manufacturers presently do not pose a significant competitive threat to us because of their relatively high production costs. However, we may face increased competition in the future as foreign manufacturers enter into meaningful joint venture arrangements or establish wholly foreign-owned enterprises to manufacture transformers within China. Furthermore, foreign competitors may become more competitive as China reduces its tariff on imports to meet its WTO obligations.

Doing Business in China

China’s Corporate Income Tax

Presently, the corporate income tax rate for companies operating in China is 25%. Prior to January 1, 2008, China imposed an income tax of 33% on domestic companies and 15% on foreign companies operating in China. China offered the preferential tax treatment to foreign companies to attract foreign investment into China. Effective January 1, 2009, a uniform corporate tax rate of 25% is applicable to both domestic and foreign funded companies. Under this new EIT law, the Chinese government may offer preferential tax treatment and tax incentives to qualified high-tech companies to attract investment in China. Presently, most of our Chinese subsidiaries receive some form of preferential treatment. Although we expect that the Chinese government will continue to offer preferential tax treatment to our subsidiaries, such policies may not continue. As a result of the new tax law, our subsidiaries will be subject to increased tax rates which could adversely affect our profitability.

In addition, under the new EIT law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Currently, no official interpretation or application of this new “resident enterprise” classification is available. Therefore it is unclear how tax authorities will determine tax residency based on the facts of each case. If the tax authorities determine that we, as a British Virgin Islands holding company, are a “resident enterprise” for EIT purposes, a number of unfavorable tax consequences could follow, including: (1) we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as EIT reporting obligations, (2) although under the new EIT law and its implementing rules, dividends paid to us from our subsidiaries would qualify as “tax-exempt income,” we cannot, however, guarantee that such dividends will not be subject to withholding tax, and (3) the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares if such income is considered

PRC-sourced income by the relevant PRC authorities. It is also possible that the rules regarding “resident enterprise” classification my change in the future and possibly apply with retroactive effect.

Hainan Jinpan. Under China’s corporate income tax law, qualified high-tech enterprises enjoy a 15% corporate income tax rate. In 2008, Hainan Jinpan successfully qualified as a high-tech enterprise with the Chinese government. Consequently, the applicable tax for Hainan Jinpan is 15% for each of the years 2008 to 2010. Hainan Jinpan’s qualification as a high-tech enterprise is subject to government review and renewal every three years. To maintain this preferential corporate tax rate after 2012, Hainan Jinpan must re-apply and qualify as a high-tech enterprise.

Hainan Jinpan R&D. Hainan Jinpan R&D enjoys a preferential corporate tax rate of 18% in 2008. The corporate tax rate applicable to Hainan Jinpan R&D would increase by 2% per year up to 25% in 2012.

Jinpan China. Jinpan China is exempt from corporate income tax in 2008 and 2009. From 2010 to 2012, Jinpan China must pay income tax at a preferential rate of 12.5% or half of the prevailing rate of 25%. After 2012, the corporate tax rate applicable to Jinpan China is 25%.

Wuhan Jinpan. The corporate tax rate applicable to Wuhan Jinpan is 25%.

Shanghai Jinpan. For 2008 and 2009, the corporate income tax rate applicable to Shanghai Jinpan is 1.25% of its estimated annual sales revenue. Shanghai Jinpan plans to seek qualification with the Chinese government as a high-tech enterprise in 2010. If successful in its application, Shanghai will be subject to a corporate tax rate of 15%. Shanghai Jinpan’s qualification as a high-tech enterprise would be subject to government review and renewal every three years.

Although we expect the Chinese government to continue to offer preferential tax treatment to our Chinese subsidiaries, such policies may not continue indefinately. As a result of the new tax law, we may be subject to increased taxation which could adversely affect our profitability.

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

For more information on limitations of our subsidiaries to pay dividends to us, its parent company, see Item 8. Financial Information – Dividend Policy.

Chinese Regulation of Loans and Direct Investment by Offshore Holding Companies

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. Any loans or capital contributions we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with SAFE or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by shareholders that have registered with such registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. If we were to advance funds to our PRC subsidiaries in the form of loans or capital contributions, which exceed the maximum amount of foreign debt that our PRC subsidiaries are permitted to incur, we may have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and the outcomes may be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process.

Any loans we make to our PRC affiliated entities, which are treated as PRC domestic companies rather than foreign-invested enterprises under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals.

We may be unable to complete the necessary government registrations or obtain the necessary government approvals on a timely basis, or at all, with respect to future loans by us to our PRC subsidiaries or PRC affiliated entities or with respect to future capital contributions by us to our PRC subsidiaries. If we fail to complete such registrations or obtain such approvals, our ability to capitalize or otherwise fund our PRC operations may be negatively affected, which could adversely and materially affect our liquidity and our ability to fund and expand our business.

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

We are a British Virgin Islands company whose securities are registered with the U.S. Securities and Exchange Commission and publicly traded on The NASDAQ Global Select Market. We conduct business through our subsidiaries in the United States and China. The following chart illustrates our organizational structure:

Hainan Jinpan

On June 30, 1997, we entered into an agreement with Haikou Jinpan to form a joint venture, Hainan Jinpan, pursuant to which Haikou Jinpan received a 15% equity interest in Hainan Jinpan in exchange for its contribution of buildings, equipment, and other production and related facilities to the joint venture and we received an 85% equity interest in Hainan Jinpan for its capital contribution of US$ 2.1 million. We assumed management of Hainan Jinpan from Haikou Jinpan after our acquisition of this 85% interest. On February 13, 2007, we purchased Haikou Jinpan’s interests in Hainan Jinpan (15%) for US$11 million. To maintain Hainan Jinpan’s status as a sino-foreign joint venture, Jinpan International subsequently transferred 5% of its equity interest in Hainan Jinpan to Wuhan Jinpan, which qualifies as a domestically funded limited liability company. Prior to September 2006, Hainan Jinpan was our only subsidiary in China and accounted for substantially all of our assets and sales.

Hainan Jinpan is organized under the laws of the PRC. It is primarily engaged in the design and manufacture of cast resin transformers, switchgears, unit substations and wind energy products.

Wuhan Jinpan

In September 2006, Wuhan Jinpan was organized under the laws of the PRC. Wuhan Jinpan is a domestically funded limited liability company incorporated in Wuhan, Hubei Province, China. Wuhan Jinpan is owned by Hainan Jinpan (5%) and Jinpan China (95%).Wuhan Jinpan owns the manfacuturing facility in Wuhan.

Jinpan China

In January 2007, we organized Jinpan China under the laws of the PRC. Jinpan China is a foreign-funded limited liability company incorporated in Wuhan, Hubei Province China. Subsequently, Hainan Jinpan transferred 95% of its equity in Wuhan Jinpan to Jinpan China, which operates our manufacturing facility located in Wuhan (the facility is owned by Wuhan Jinpan). Jinpan is wholly owned by us.

Shanghai Jinpan

In June 2008, Jinpan China and Hainan Jinpan jointly acquired a new manufacturing facility in Shanghai China. Shanghai Jinpan was then organized under the laws of the PRC. Shanghai Jinpan is a domestically funded PRC limited liability company incorporated in Shanghai, China. Shanghai Jinpan owns and operates the Shanghai facility. Jinpan China and Hainan Jinpan own 70% and 30% of Shanghai Jinpan respectively.

Hainan Jinpan R&D

In September 2008, Hainan Jinpan R&D was organized under the laws of the PRC. Hainan Jinpan R&D is a domestically funded limited liability company incorporated in Haikou, Hainan, China. Hainan Jinpan R&D is primarily engaged in the research and development of new cast resin transformer technologies and manufacturing techniques. It is a wholly-owned subsidiary of Hainan Jinpan

Jinpan USA

Jinpan International has one operating subsidiary in the United States, Jinpan USA. Jinpan USA was incorporated in the State of New York in January 1998. Jinpan USA is primarily engaged the sale of cast resin transformers and wind energy products to customers in the US and worldwide. Jinpan USA is wholly-owned by us.

D.	Property, Plant and Equipment

We have three manufacturing facilities in China located in the cities of Haikou, Wuhan, and Shanghai.

Haikou Facility

Our headquarters, administrative and manufacturing facilities are located at 100 Nanhai Avenue, Haikou, Hainan Province, China, which encompasses approximately 44,000 square meters of building space. Part of the property was previously purchased by Haikou Jinpan and was contributed to Hainan Jinpan. The total annual rent for the leased portion of the property is approximately RMB 125,000 (including maintenance fees), payable monthly. In 2008, our Haikou facility had total production capacity of 6 million KVA, of which 91.7% was utilized.

Wuhan Facility

In February 2007, we acquired approximately 20,000 square meters of land in Wuhan, which is located in Hubei Province in central China, for a second manufacturing facility. We paid a purchase price of RMB 6.7 million (US$0.97 million) for this Wuhan facility and incurred an additional RMB 26.4 million (US$3.84 million) in construction costs. We financed the acquisition and construction of the Wuhan facility from the net proceeds we received from the sale of our common shares in December 2006. Construction on the Wuhan facility began in early 2007 and was completed in May 2008. We began production in June 2008.

The Wuhan facility manufactures standard cast resin transformers for the Chinese market. The Wuhan facility is located close to our suppliers of key raw materials and is easily accessible by highway and railroad. We have begun to direct customer orders for our standard model transformers to our Wuhan facility and to use the resulting available capacity at our Hainan facility for more customized, higher margin transformer products. The Wuhan facility has a transformer production capacity of approximately three (3) million KVA of which 10% was utilized in 2008. We expect to run this facility near its full capacity by the end of 2009.

Shanghai Facility

In June 2008, we acquired land and buildings to serve as a third manufacturing facility near Shanghai. Located in the Shanghai Qinpu Industrial Park, this site covers an area of 71,000 square meters and is zoned for industrial use. The site contains partially completed buildings designed for manufacturing, as the site was purchased from the previous owner, which was in the process of constructing the facilities when it filed for bankruptcy. On June 10, 2008, we paid RMB 64.0 million (US$9.4 million) for the site, plus RMB 1.4 million (US$205,000) in administrative fees associated with the closing. On June 18, 2008, the Shanghai Qingpu District People’s court issued an order granting us the land and buildings on the site.

At the new Shanghai facility, we plan to focus on the production of complementary power distribution products for wind power applications and integrated assemblies such as unit substations, as well as other more highly engineered products. We expect that the Shanghai facility will increase our total transformer capacity by 11% from 9.0 million KVA to 10.1 million KVA and increase our total production capacity for complementary power distribution products and integrated assemblies by 300% over current levels.

To fund this purchase, we secured a loan of RMB 40.0 million (US$5.8 million) from the Bank of Communications, in China at an interest rate that declared by the Bank of China times 1.025. Our borrowings under this credit facility accrued interest at an average interest rate of 5.35% per annum for the year ended December 31, 2008. This facility matured on May 14, 2009 and we are currently in the process of renewal. We also used RMB 24 million (US$3.5 million) from our existing cash funds. The total cost for renovation and construction of the Shanghai facility is projected to be approximately RMB 11 million (US$1.6 million). We also project costs of approximately RMB 15 million (US$2.2 million) to purchase equipment.

In 2008, we incurred capital expenditures of RMB 77.9 million (US$11.4 million) in connection with the Shanghai facility and expect to expend approximately RMB 13.5 million (US$2.0 million) in 2009.

New Jersey Office

Our subsidiary, Jinpan International (U.S.A.) Ltd., has administrative offices in Englewood Cliffs, New Jersey, which encompasses approximately 130 square meters and is subject to a lease expiring in March 2009. We are currently in the process of purchasing a new facility in New Jersey to serve as an office and transformer service center. In the interim, we have renewed our existing on a month-to-month basis. This renewed lease provides for rent of US$2,940 per month.

Sales Offices in China

We lease thirty-four (34) and own two (2) sales offices through out China. We also use office space in the sales office of our independent agent in Guangzhou. Instead of paying rent for the use of this office space, we pay additional commissions to our independent sales agent who owns the office.

Capacity

We believe that our facilities, including our machinery and equipment, currently are, and in the foreseeable future will be, generally in good condition, well-maintained and suitable for their intended uses. We also believe that our product assembly and sales and service facilities have adequate capacity to accommodate our present needs and foreseeable business growth.

Our Haikou facility manufactured 5,732 units of transformers during 2008, which equates to 5.5 million KVA. We used 91.7% of our total transformer manufacturing capacity of 6 million KVA at our Haikou facility. We also produced 1,258 units of switchgears, 179 units of unit substations and 7,934 units of line reactors.

Our Wuhan facility manufactured 238 units of transformers during 2008, which equates to 0.3 million KVA. We used approximately 9.3% of our total transformer manufacturing capacity of 3 million KVA at our Wuhan facility. The relatively low output of our Wuhan facility, as compared to our Haikou facility, is due to the fact that (i) the Wuhan facility operated for only 6 months in 2008 and (ii) production at the Wuhan facility was ramped up gradually through 2008. We expect the Wuhan facility to be operating at full capacity by the end of 2009.

Our Shanghai facility was under construction during 2008. We expect phase one of the construction to be complete by the fourth quarter of 2009.

Item 4A.   Unresolved Staff Comments

None.

Item 5.  Operating and Financial Review and Prospects

The following discussion and analysis should be read together with our audited consolidated financial statements and notes appearing in Item 18 below.

Critical Accounting Policies

Our discussion and analysis of financial conditions and results of operations is based on our consolidated financial statements, which have been prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). The preparation of these financial statements requires us to make estimates and judgments that affect the amounts reported in the consolidated financial statements and accompanying notes. These estimates form the basis for making judgments about the carrying values of assets and liabilities that are not readily apparent from other sources. We base our estimates and judgments on historical experience and on various other assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. We believe the following critical accounting policies reflect the more significant estimates and judgments used in the preparation of our consolidated financial statements.

Allowance for Doubtful Accounts

We reserve for doubtful accounts for estimated losses resulting from the inability of our customers and others to make required payments. If the financial condition of our customers were to deteriorate, resulting in an impairment of their ability to make payments, additional allowances may be required. We estimate the allowance for doubtful accounts related to trade receivable and other receivables based on analysis as described below. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. In these cases, we make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer or debtor and customer’s current credit status based on third party credit reference and known market factors, to record specific reserve for customers against amounts due to reduce our receivables to amounts that we expect to collect. These specific reserves are re-evaluated and adjusted as additional information received affects the amounts estimated. This analysis requires the Company to make significant estimates, and the changes in fact and circumstances could result in changes in the Allowance for Doubtful Accounts. While bad debts have historically been within the provision established, we cannot guarantee that we will continue to experience the same bad debt rate that we have in the past.

Inventories Obsolescence

Inventories are stated at the lower of cost or market value. Market value represents the net realizable value for inventories.  Cost is determined using the weighted average cost method.  We periodically review our inventory for excess inventory, obsolescence and declines in market value below cost and record an allowance against the inventory balance for any such declines. We write down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. These reviews require management to estimate future demand for our products and the market conditions. Possible changes in these estimates could result in a write down of inventory.  If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. If actual market conditions are more favorable then projected, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

Deferred Tax Valuation Allowance

Estimates and judgments are required in the calculation of certain tax liabilities and in determining the recoverability of certain of the deferred tax assets, which arise from net operating losses, tax carry forwards and temporary differences between the timing of the recognition of revenues and expenses for tax and financial statement purposes. We record a valuation allowance to reduce our deferred tax assets to the amount that is more-likely-than-not to be realized. While we have considered future taxable income and ongoing prudent and feasible tax planning strategies in assessing the need for the valuation allowance, in the event we were to determine that we would not be able to realize all or part of our net deferred tax asset in the future, an adjustment to the deferred tax asset would be charged to income in the period such determination was made. Likewise, should we determine that we would be able to realize our deferred tax assets in the future in excess of its net recorded amount, an adjustment to the deferred tax asset would increase income in the period such determination was made.

Goodwill

Under Statement of Financial Accounting Standards No. 142, Goodwill and Other intangible Assets, goodwill is subject to an annual impairment test. If an event occurs or circumstances change that would more-likely-than-not reduce the fair value of the reporting unit below its carry value, an interim impairment test would be performed between annual tests. The impairment test includes a comparison of estimated discounted cash flows associated with the asset’s carrying amount. If the fair value is less than the carrying value of the asset, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. In the second step, the implied fair market value of goodwill is estimated and compared to the carrying amount of goodwill. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss equal to this excess is recorded. The recorded loss can not exceed the carrying amount of goodwill.

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

New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which clarified the definition of fair value, established guidelines for measuring fair value, and expanded disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in prior accounting pronouncements. In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  We adopted SFAS 157 beginning January 1, 2008.  FSP 157-2 delays the effective date for certain items to fiscal years beginning after November 15, 2008.  The adoption of SFAS 157, as it related to financial assets and financial liabilities, had no material impact on our financial statements.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active, with an immediate effective date. The purpose of this release was to provide further clarification regarding Level 3 inputs and the assumptions management may make when the market for the asset is not active. The adoption of FSP FAS 157-3 did not have a material impact on our financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value.  We adopted SFAS 159 on January 1, 2008. We did not elect to apply the fair value option to any of our financial instruments.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), Business Combinations (“SFAS 141(R)”), which provides enhanced guidance related to the measurement of identifiable assets acquired, liabilities assumed and disclosure of information related to business combinations and their effect on the company.  SFAS 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008.  We expect the impact to be limited to any business combination transactions that occurs after December 31, 2008.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No. 51 (“SFAS 160”). This requires all entities to report noncontrolling interests (previously referred to as minority interests) in subsidiaries as a separate component of equity in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring that such be treated as equity transactions. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We expect the impact to be limited to any business combination transaction that occurs after December 31, 2008.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity's financial position, financial performance and cash flows.  We adopted SFAS 161 on January 1, 2009.

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

We believe that over the last few years we have laid a foundation for long-term growth by:

•	expanding our product line by developing new products and applications that extend the use of our cast resin transformers into new markets, including, but not limited to, wind, solar and nuclear;

•	receiving UL certification for our transformer products, which are listed under transformer categories XPRS and XPFS7 for the United States and Canada, respectively;

•	continuing to execute our plan to manufacture, sell, and promote higher margin integrated assemblies such as our switchgear and unit substations in China; and

•	expanding our presence in the OEM market by successfully passing the qualification program of one of the world’s largest power generating equipment manufacturers.

Our focus in 2009 is to build on this foundation and continue to execute well in key areas, including responding effectively to customer needs and continuing to focus internally on product excellence, business efficacy, and accountability across our company. For a discussion of trends we expect for 2009, see “Trends” below.

Summary of Financial Results

The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 2006, 2007 and 2008.

	Year ended December 31,
	2006	2007	2008
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(72.2)%	(65.2)%	(68.3)%
Gross profit	27.8%	34.8%	31.7%
Selling and administrative expenses	(16.0)%	(19.5)%	(17.0)%
Other income	0.8%	0.3%	1.1%
Other expenses	(0.3)%	(0.4)%	(0.8)%
Income taxes	(1.7)%	(1.9)%	(2.2)%
Income before minority interest	10.6%	13.7%	12.9%
Minority interest	(1.5)%	-%	-%
Net income	9.1%	13.7%	12.9%

Year ended December 31, 2008 compared with the year ended December 31, 2007

Sales. Net sales increased RMB 183.5 million or 20.3% from RMB 903.4 million in the year ended December 31, 2007 to RMB 1,086.9 million (US$154.0 million) in the year ended December 31, 2008. Transformers are still our major product which accounted for 83.5% of our net sales. The increase in the number of transformers sold contributed RMB 121.5 million to the overall net sales increase. The sale of reactors contributed RMB 25.8 million to the net sales increase and the sale of switchgear and substations contributed RMB 36.7 million.

Cost of Goods Sold. Cost of goods sold increased RMB 153.0 million or 26.0% from RMB 588.9 million in the year ended December 31, 2007, to RMB 741.9 million (US$105.1 million) in the year ended December 31, 2008. Cost of goods sold as a percentage of sales increased by 3.1% in the year ended December 31, 2008, from 65.2% in the year ended December 31, 2007, to 68.3% in the year ended December 31, 2008. The increase was mainly the result of the corresponding increase in net sales for the period and the increase in the price of certain raw materials, particularly steel and copper prices during the year 2008.

Gross Profit. Gross profit increased RMB 30.6 million or 9.7% to RMB 345.0 million (US$48.9 million) in the year ended December 31, 2008 from RMB 314.4 million in the year ended December 31, 2007. As a percentage of sales, gross profit decreased from 34.8% in the year ended December 31, 2007, to 31.7% in the year ended December 31, 2008. This decrease also resulted from the aforementioned increase in the price of certain raw materials.

Selling and Administrative. Selling and administrative expenses, including the allowance for doubtful accounts, increased by RMB 11.7 million or 6.7% from RMB 173.4 million in the year ended December 31, 2007, to RMB 185.1 million (US$26.2 million) in the year ended December 31, 2008.  As a percentage of sales, selling and administrative expenses decreased approximately 2.2%, from 19.2% in the year 2007 to 17.0% in the year ended December 31, 2008. The decrease was primarily the result of cost reductions in sales agents fees and traveling expenses and reversal of a portion of our allowance for doubtful accounts.

Interest Expense. Interest expense increased RMB 4.9 million or 140.0% from RMB 3.5 million for the year ended December 31, 2007, to RMB 8.4 million (US$1.2 million) for the year ended December 31, 2008. This increase was mainly the result of an increase in borrowings used to purchase our Shanghai facility.

Income Tax. Income tax expense increased RMB 6.9 million or 41.1% from RMB 16.8 million for the year ended December 31, 2007 to RMB 23.7 million (US$3.4 million) for the year ended December 31, 2008. This increase was primarily the result of an increase in taxable income because Jinpan USA began to pay income taxes in year 2008 after previously having utilized net operating losses to offset all net income in prior years.

Net Income. Net income increased RMB 15.9 million or 12.8% from RMB 123.8 million in the year ended December 31, 2007, to RMB 139.7 million (US$19.8 million) in the year ended December 31, 2008. The increase in net income was mainly the result of an increase in sales and a reduction in selling expenses. As a percentage of sales, net income decreased from approximately 13.8% in the year ended December 31, 2007 to approximately 12.9% in the year ended December 31, 2008.

Basic Earnings Per Share. Earnings per share increased RMB 2 or 12.7% from RMB 15 in the year ended December 31, 2007 to RMB 17 (US$2.47) in the year ended December 31, 2008.

Year ended December 31, 2007 compared with the year ended December 31, 2006

Net Sales.  Net sales increased RMB 250.2 million or 38.3% from RMB 653.2 million for the year ended December 31, 2006 to RMB 903.4 million for the year ended December 31, 2007.   Transformers are our major product, and accounted for 87.1% of our total net sales.  The increase in the number of transformers sold contributed RMB 166.2 million to the overall net sales increase.  We also raised the standard selling price of transformers during 2007, which accounted for RMB 59.5 million of our sales growth.  Sales of reactors contributed RMB 14.5 million to the net sales increase.  The sale of switchgear and substations contributed RMB 10.0 million to the net sales increase.

Cost of Goods Sold. Cost of goods sold increased RMB 117.5 million or 24.9% from RMB 471.4 million for the year ended December 31, 2006, to RMB 588.9 million for the year ended December 31, 2007. The increase corresponded to the increase in the net sales for the period. Cost of goods sold as a percentage of sales decreased by 7.0% for the year ended December 31, 2007, from approximately 72.2% for the year ended December 31, 2006, to approximately 65.2% for the year ended December 31, 2007. The decrease was mainly the result of the stabilization of steel and copper prices during 2007.

Gross Profit. Gross profit increased RMB 132.6 million or 72.9% to RMB 314.4 million for the year ended December 31, 2007 from RMB 181.8 million for the year ended December 31, 2006. As a percentage of sales, gross profit increased from 27.8% for the year ended December 31, 2006, to 34.8% for the year ended December 31, 2007. This increase also resulted from the aforementioned stable steel and copper price and using substituted materials.

Selling and Administrative Expenses.  Selling and administrative expenses, including the allowance for doubtful accounts, increased by RMB 69.2 million or 66.4% from RMB 104.2 million for the year ended December 31, 2006, to RMB 173.4 million for the year ended December 31, 2007.  The increase of 66.4% was due to an increase allowance for doubtful accounts of RMB 6.5 million, first time costs related to compliance with the Sarbanes-Oxley Act of 2002 of RMB 3.0 million, and non-cash stock compensation expense for RMB 1.6 million that related to stock options issued to directors and employees in 2007.  Other increases in selling and administrative expenses included customer services expense that increased by RMB 34.0 million, salary and employee benefits that increased by RMB 3.0 million, travel related expense that increased by RMB 2.0 million, and freight expenses that increased by RMB 2.0 million.  As a percentage of sales, selling and administrative expenses increased 3.2%, from 16.0% in the year 2006 to 19.2% for the year ended December 31, 2007.

Interest Expense. Interest expense increased RMB 1.3 million or 59.1% from RMB 2.2 million for the year ended December 31, 2006, to RMB 3.5 million for the year ended December 31, 2007. This increase was mainly the result of an increase in borrowings under credit facilities to fund our operations.

Income Tax. Income tax expense increased RMB 5.9 million or 54.1% from RMB 10.9 million for the year ended December 31, 2006, to RMB 16.8 million for the year ended December 31, 2007. This increase was primarily the result of an increase in taxable income.

Net Income. Net income increased RMB 64.1 million or 107.5% from RMB 59.7 million for the year ended December 31, 2006 to RMB 123.8 million for the year ended December 31, 2007. The increase in net income resulted from an increase in operating income and the fact that no minority interest was recorded due to the Company’s acquisition of minority interest in the beginning of year. As a percentage of sales, net income increased from approximately 9.1% for the year ended December 31, 2006, to approximately 13.7% for the year ended December 31, 2007.

Basic Earnings Per Share. Earnings per share increased RMB 7 or 72.4% from RMB 9 for the year ended December 31, 2006 to RMB 16 for the year ended December 31, 2007.

Impact of Inflation

We do not believe that inflation over the past three years has had a material impact on our revenues or operating results.

Foreign Currency Fluctuations

We receive almost all of our revenues in Renminbi, which is not freely convertible into foreign currency. However, we are required to meet certain foreign currency obligations, for things such as future purchases of certain equipment and raw materials. The Chinese government controls our foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign imports. Effective January 1, 1994, the conversion of Renminbi into U.S. Dollars must be based on rates set by the People’s Bank of China ( the “PBOC”), which rates are set daily based on the previous day’s Chinese interbank foreign exchange market rate with reference to current exchange rates on the world financial markets (the “PBOC Rate”). The Renminbi/U.S. Dollar exchange rate has been relatively stable since January 1, 1994. However, China revalued the Renminbi against the U.S. Dollar on July 21, 2005 and introduced a basket of currencies to determine the exchange rate rather than pegging the Renminbi to the U.S. Dollar. As a result of adopting a more flexible exchange rate system, China’s financial sector has become more responsive to fluctuations in the international currency market. The Renminbi/U.S. Dollar exchange rate has climbed steadily since July 2005.

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

During 2008, the RMB appreciated 6.9% against the U.S. Dollar.  Domestic sales in China accounted for 87.3% of our net sales.  Sales in China are priced in Renminbi.  Exports accounted for 12.7% of our net sales.  Exports are either priced in U.S. Dollars or Euros.  We procured 86.0% of our raw material from China and paid for these materials using RMB.  We procured 14.0% of our raw materials from abroad and paid for these materials using the U.S. Dollar or Euro Dollar.  Because most of our operations are conducted in China using RMB, the RMB’s appreciation against the U.S. Dollar did not have a material adverse effect on our business.

Political and Economic Risks

Our operations in China are subject to several potential political and economic risks. See Item 3. Key Information – Risk Factors – Risks Related to our Chinese Operations.

B.	Liquidity and Capital Resources

Historically, we financed our operations principally through cash generated from our operations, bank borrowings and securities offerings.

As of December 31, 2008, we had the following components of debt representing a total indebtedness outstanding of RMB 80 million:

•

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 90 million. As of December 31, 2008, RMB 40 million in borrowings was drawn under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 5.31% per annum for the year ended December 31, 2008. This facility will expire in September 2009 and we intend to extend the facility for another year.

•

Hainan Jinpan has a unsecured letter of credit facility from Bank of Communication for RMB 50 million. As of December 31, 2008, RMB 40 million in borrowings was drawn under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China times 1.025. Our borrowings under this credit facility accrued interest at an average interest rate of 5.35% per annum for the year ended December 31, 2008. This credit facility expired in May 2009 and we are in the process of renewing this credit facility.

•

Hainan Jinpan has a credit facility of RMB 54.6 million with the Nan Yang Commercial Bank.  The letter of credit under this credit facility is guaranteed by Jinpan International.  This credit facility bears interest at a floating rate of LIBOR times 1.025.  As of December 31, 2008, there was no outstanding balance under this credit facility. This facility will expire in July 2009 and we intend to extend the facility for another year.

•

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 110 million.  This credit facility bears interest at LIBOR times 1.025.  As of December 31, 2008, there was no outstanding balance under this credit facility.  This facility will expire in September 2009 and we intend to extend the facility for another year.

•

Hainan Jinpan has a working capital credit facility from the Industrial and Commercial Bank of China for RMB 60 million. This credit facility bears interest at the prime rate declared by the Bank of China. As of December 31, 2008, there were no borrowings outstanding under this credit facility.

For a discussion of economic restrictions on the ability of any of our subsidiaries to transfer funds to us or restrictions on the use of funds from our credit facilities, see “Item 8. Financial Information, A. Consolidated Statements and Other Financial Information, Dividend Policy” and “Item 3. Key Information, Risk Factors, Risks Related to Our Chinese Operations - We rely principally on dividends paid by our PRC subsidiaries to fund our cash and financing requirements and to pay dividends. Our ability to pay dividends is restricted.”

On December 31, 2008, we had working capital of RMB 439.8 million compared to RMB 439.5 million at December 31, 2007.

In our opinion, we believe that our working capital is sufficient for our present capital requirements.

As of December 31, 2008, we had inventories of RMB 220.1 million as compared to RMB 188.9 million as of December 31, 2007. The increase of RMB 31.2 million is primarily as a result of (1) an increase in raw materials of RMB 10.4 million; (2) an increase in work-in-process of RMB 5.6 million; and (3) an increase in finished goods of RMB 15.2 million. The increase in all levels of our inventory was due to increased sales volume.

In 2008, net cash used in investing activities of RMB 130.7 million primarily resulted from construction of production facilities, acquiring the Shanghai facility and purchasing equipment.  In 2007, net cash used in investing activities of RMB 146.4 million primary resulted from acquiring minority shareholder interests for RMB 95.3 million and constructing production facilities and purchasing equipment of RMB 51.3 million.

In 2008, net cash provided by operating activities of RMB 125.8 million primarily resulted from (1) the negotiation of better payment terms with certain of our vendors that resulted in less prepayments to vendors and longer accounts payable payment terms; and (2) changes to our credit policy that resulted in more cash advances from customers and an improvement in collection of our accounts receivable. Net cash used in investing activities of RMB 130.7 million primarily resulted from construction of production facilities, acquiring the Shanghai facility and purchasing equipment. In 2007, net cash used in investing activities of RMB 146.4 million primary resulted from acquiring minority shareholder interests for RMB 95.3 million and constructing production facilities and purchasing equipment of RMB 51.3 million.

Our principal commitments consist of a long-term obligation outstanding under operating leases on certain buildings and apartments, employee contracts, capital commitments and bank loans. For more information on these commitments, see “Tabular Disclosure of Contractual Obligations” below.

We had capital expenditures of RMB 132.0 million for 2008.  Capital expenditures of RMB 26.7 million were used to expand our facility in Wuhan, RMB 6.2 million for renovation and construction of the Shanghai facility, RMB 33.7 million was used to purchase equipment, and RMB 65.4 million was used to purchase the facility in Shanghai.  We expect an increase in capital expenditures of RMB 4.8 million (US$0.7 million) to renovate and construct the Shanghai facility and RMB 4 million (US$0.6 million) to purchase equipment in the year 2009.

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

In 2008, we focused our R&D efforts on developing products and technologies for alternative energy and other high margin applications. We continued to expand our product offering to include equipment peripheral to our transformers in an effort to provide complete power distribution solutions to our customers. In 2008, we also established Hainan Jinpan R&D, a research center for Jinpan International and its subsidiaries.

In 2008, we continued to develop transformers for wind and nuclear energy applications. In doing so, we developed dry type cast resin transformers for use with 1.5 megawatt (“MW”) and 2.5MW wind turbine generators and an 11 megavolt ampere (“MVA”) excitation transformer for distributing electricity from nuclear power plants. We also developed transformers for a number of special applications. For example, we developed a 3.8MVA transformer designed to meet the special power requirements of manufacturing plants for polycrystalline silicon solar cells, a 48 pulse 1.5MVA cast coil rectifier transformer that greatly reduced the harmonic pollution to power networks and a large 15MVA transformer to meet customer requirements. We also expanded our offering of peripheral equipment for use in alternative energy. For example, we developed a 40.5KV AC metal enclosed switchgear for wind power applications to meet increased demand in the Chinese market.

In 2009, we plan to continue focusing our R&D on alternative energy applications and other high margin applications. Certain R&D projects currently in progress include low cost dry type cast resin transformers for wind turbines with optimized design that lowers cost and improves reliability, cast resin transformers for offshore wind power systems, a control transformer and reactor for solar power applications and dry type transformers for marine applications. We also plan to build on our competitive strength in the cast resin transformer market by developing low cost standard cast resin transformers for the Chinese market. In addition, in 2009, we plan to invest in new equipment for marine environment simulation to use in the development of offshore power distribution products.

In 2006, 2007, and 2008, we incurred RMB 5.1 million, RMB 5.3 million, and RMB 16 million respectively on R&D.

D.	Trends

Based on feedback from our sales force, we expect sales to continue to grow during 2009, albeit at a slower pace than in 2008. We expect international sales to account for a greater portion of our net sales in 2009 compared to 2008, because UL recognition of our cast resin transformers has opened new market opportunities for us in North America and our continued success in sales of our wind energy products to foreign markets. In the first half of 2009, the prices of epoxy resin, silicon steel, and copper were lower than the average prices of these materials in 2008 as the economic down turn suppressed demand. We expect a moderate increase in steel and copper prices in the latter half of 2009 due to growing demand as the world economy stabilizes and begins to recover.

E.	Off-Balance Sheet Arrangements

We do not have any off-balance sheet arrangements.

F.	Tabular Disclosure of Contractual Obligations

Our material contractual obligations are composed of operating lease commitments, employees contracts, capital commitments and repayment of bank loans. The table below provides a summary of the Company’s contractual obligations at December 31, 2008

	Payments due by period (RMB in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Operating Lease Obligations	8,514	3,613	960	716	3,225
Employees Contracts (1)	18,577	5,985	10,407	1,102	1,083
Capital Commitments (2)	15,755	15,755	-	-	-
Interest Cost (3)	4,264	4,264	-	-	-
Bank loans	80,000	80,000	-	-	-
Total	127,110	109,617	11,367	1,818	4,308

(1) Our employees in China include engineers, technicians, management and administrative personnel, marketing and sales personnel, and factory personnel, while employees in the United States include management, administrative, and marketing personnel. All of the employees except US employees are contract employees and have entered into renewable employment contracts with us. Terms of the employment agreements with management, engineers, marketing and sales personnel and technicians range from two to five years and terms of the employment agreements with administrative personnel range from six months to one year.

(2) Capital commitments related to the purchase of our new office, equipment and machinery.

(3) The calculation of interest cost is based on an average annual interest rate of 5.33%, applied to the ending loan balance outstanding at December 31, 2008. The outstanding loans were from our credit facilities with the Bank of China and the Bank of Communications. For more details of these loans, see “B. Liquidity and Capital Resources” within this item above.

Item 6.  Directors, Senior Management and Employees.

A.	Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Li Zhiyuan	54	Chairman of the Board of Directors, President, and Chief Executive Officer
Ling Xiangsheng	57	Vice Chairman of the Board of Directors and Vice President
Jing Yuqing	46	Secretary
Mark Du	48	Principal Financial Officer
Stephan R. Clark	55	Director
Li-wen Zhang	54	Director
Donald S. Burris	65	Director

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

Jing Yuqing has served as our Corporate Secretary since 1997, the president of our subsidiary Jinpan USA since 2000, and a director of our subsidiary Jinpan Hainan since 1993. From 1997 to 2002, Ms. Jing served as a director on our board. From October 1988 to December 1992, Ms. Jing was employed by the Hainan Electric Bureau Electric Planning Department as manager of the electrical engineering department. From September 1984 to October 1988, Ms. Jing performed designing services for the Liaoning Electric Designing Institute. Ms. Jing is the wife of Li Zhiyuan.

Mark Du has served as our Principal Financial Officer since September 2002. Since January 1993, Mr. Du has been Controller of PC Warehouse, Inc., a worldwide company headquartered in New Jersey, with 24 subsidiaries companies located throughout the United States. From September 1987 to December 1992, Mr. Du served in different accounting positions in various accounting firms and companies. Mr. Du received his Masters in Business Administration in Accounting from Pace University in 1987 and is a CPA.

Stephan R. Clark was elected director in 2006 to replace Mr. William D. Nagel who retired from the Board of Directors. Mr. Clark served as Group Vice President of Connectivity Solutions and Chief Operating Officer at Avaya Communications from January 2000 to January 2004. From October 1997 to January 2000, Mr. Clark served as the Marketing and Sales Vice President of Lucent Power Systems. From January 1982 to October 1997, Mr. Clark worked at AT&T where he acted as the managing director and chief representative in China and the regional managing director for the Asia/Pacific, as well as holding various sales and marketing positions. While at AT&T, Mr. Clark also served as program director for the AT&T Executive Education Program at the Wharton School at the University of Pennsylvania and the chairman for the Public Affairs Committee of American Chamber of Commerce in the People’s Republic of China. Mr. Clark holds a B.F.A. degree in political communication from Southern Methodist University and a M.A. in Management from the University of Texas at San Antonio.

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

Family Relationships. Li Zhiyuan, our Chairman of the Board of Directors and President is married to Jing Yuqing, our Secretary.

There is no arrangement or understanding with major shareholders, customers, suppliers or other, pursuant to which any person referred to above was selected as a director or member of senior management.

B.	Compensation of Directors and Officers

The total compensation paid to our directors and officers during fiscal year 2008 was US$ 1,031,282 comprised of salaries in the amount of US$773,615 and bonuses in the amount of US$257,667. During 2008, we did not reserve for any pension, retirement or similar benefits for our directors and officers.

In February 2001, we granted share options to five of our directors and our Principal Financial Officer, to purchase an aggregate of 120,000 common shares. Such options are exercisable at US$1.35 per share and, subject to termination of employment, expire eight (8) years from the date of grant. The options are not transferable other than on death and vest on the date of grant.

In September 2003, we granted stock options to seven of our employees to purchase an aggregate of 140,000 common shares. Such options are exercisable at the price of US$3.55 per share and, subject to termination of employment, expire ten (10) years from the date of grant. The options are not transferable other than on death and vest on the date of grant.

In January 2004, we entered into stock option agreements with three of our independent directors to purchase 30,000 common shares. Options granted are exercisable at the price of US$7.34 per share and, subject to termination of employment, expire ten (10) years from the date of grant. The options are not transferable other than on death and vest on the date of grant.

In March, 2007, we entered into stock option agreements with two of our independent directors and three of our employees to purchase 27,250 common shares. Options granted are exercisable at the price of US$18.03 per share, the closing price on the grant date of March 11, 2007 or the last trading day prior to the grant date, and, subject to termination of employment, expire five (5) years from the date of grant. The options are not transferable other than on death and vest on the agreement date.

In March 2008, we entered into stock option agreements with thirty-eight (38) employees to purchase 55,500 common shares. Options granted are exercisable at the price of US$23.30 per share, the market closing price on the grant date of March 20, 2008 or the last trading day prior to the grant date, and, subject to termination of employment, expire five years from the date of the agreement. The options are not transferable other than on death. The vesting dates range from the agreement date to January 1, 2011.

In April 2008, we entered into stock option agreements with three of our independent directors and three of our employees to purchase 10,750 common shares. Options granted are exercisable at the price of US$30.57 per share, the closing price on the grant date of April 17, 2008 and, subject to termination of employment, expire five (5) years from the date of the agreement. The options are not transferable other than upon death and vested on January 1, 2009.

In February 2009, we entered into stock option agreements with five of our directors and our employees to purchase 103,600 common shares. Options granted are exercisable at the price of US$15.36 per share, the closing price on the grant date of February 6, 2009 and, subject to termination of employment, expire five (5) years from the date of the agreement. The options are not transferable other than upon death. The vesting dates range from January 1, 2010 to January 1, 2012.

A summary of our stock option activities, and related information for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008		2007		2006
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$

Outstanding at beginning of year	151,250	6.33	145,000	3.54	261,300	3.14
Granted	66,250	24.48	27,250	18.07	-	-
Exercised	-	-	(21,000)	2.34	(116,300)	2.65
Cancelled	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Outstanding at the end of year	217,500	11.86	151,250	6.33	145,000	3.54
Exercisable at the year end	160,750	7.33	151,250	6.33	145,000	3.54

Weighted average fair value of options granted during the year	US$24.48		US$18.07		N/A

We recognized RMB 0.7 million and RMB 1.6 million of compensation cost related to the granting of stock options for the years ended December 31, 2008 and 2007, respectively. No compensation costs related to the granting of stock options were recognized for the year ended December 31, 2006. No income tax benefit related to stock options was recognized for the years ended December 31, 2008, 2007 and 2006. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was nil, RMB 2.8 million and RMB 4.9 million, respectively. There were no options exercised during the year 2008. The total fair value of shares vested during the years ended December 31, 2008 and 2007 was RMB 1.5 million and RMB 5.2 million, respectively. No shares were vested for the year ended December 31, 2006.

The following table summarizes information with respect to options outstanding at December 31, 2008:

		Options Outstanding				Options Currently Exercisable
			Weighted Average
Exercise		Number	Remaining Contractual Life	Weighted Average		Number	Weighted Average
Price		Outstanding	(in years)	Exercise Price		Exercisable	Exercise Price
US$	1.35	20,000	0.12	US$	1.35	20,000	US$	1.35
US$	3.55	86,000	4.73	US$	3.55	86,000	US$	3.55
US$	7.34	18,000	5.04	US$	7.34	18,000	US$	7.34
US$	18.07	27,250	3.20	US$	18.07	27,250	US$	18.07
US$	23.30	55,500	4.30	US$	23.30	9,500	US$	23.30
US$	30.57	10,750	4.30	US$	30.57	–	US$	30.57
		217,500	4.20	US$	11.86	160,750	US$	7.33

Prior to 2006, we adopted the disclosure-only provision of Statement of Financial Accounting Standards No. 123, Accounting for Stock Based Compensation, and applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees, and related interpretations in accounting for our employee stock-based compensation plans. Compensation expense, both recorded and pro forma, is recognized over the options’ vesting period. Effective January 1, 2006, we adopted the modified prospective transition method provided by Statement of Financial Accounting Standards No. 123(R), Share-based Payment.

 Total compensation cost related to nonvested stock options that are not recognized as of December 31, 2008 and will be recognized in future years is RMB 4,319,000. The weighted average period of nonvested stock options expected to be recognized is 3 years.

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

As of December 31, 2008, we had 789 employees in China, including 148 engineers and technicians, 138 management and administrative personnel, 56 marketing and sales personnel and 447 manufacturing personnel. We also had 7 employees in the United States, including 2 management and administrative personnel, 2 marketing and sales personnel, 2 accounting personnel, and 1 legal personnel. Except for our U.S. employees, all of our employees are contract employees and have entered into renewable employment contracts with us. Terms of our employment agreements with management, engineers, sales persons, and technicians range from two to three years and the terms of our employment agreements with support personnel range from six months to one year.

Our employees are not currently members of a trade union. We have not experienced any strikes or other labor disputes that have interfered with our operations and we believe that our relations with our employees are good.

Item 7.   Major Shareholders and Related Party Transactions.

A.	Major Shareholders

The following table sets forth specific information as of May 15, 2009, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5.0% of our outstanding common shares, (ii) each of our directors and officers, and (iii) the number of our common shares beneficially owned by all officers and directors as a group.

Title of Class	Name of Beneficial Owner	Amount Owned(1)	Percent of Class

Common Shares	Li Zhiyuan (2)	1,863,431	22.7%
Common Shares	Ling Xiangsheng (3)	879,515	10.7%
Common Shares	Jing Yuqing (4)	1,863,431	22.7%
Common Shares	Stephan R. Clark (5)	6,333	*
Common Shares	Li-wen Zhang (6)	12,750	*
Common Shares	Donald S. Burris (7)	9,114	*
Common Shares	All officers and directors as a group (6 persons) (8)	2,771,143	33.6%

*	Represents share ownership of less than one percent (1%).

(1)	We believe that all persons named in the table have sole investment power with respect to all shares of common shares beneficially owned by them, unless otherwise noted in these footnotes.

(2)

Represents (i) 1,249,363 common shares, (ii) 602,068 common shares beneficially owned by Jing Yuqing, the wife of Mr. Li, as to which Mr. Li disclaims beneficial ownership,and (iii) 12,000 shares of common shares issuable upon exercise of currently exercisable stock options. The options have an exercise price of US$15.36 per share and expire on February 5, 2014.

(3)

Represents 873,515 common shares and 6,000 shares of common shares issuable upon exercise of currently exercisable stock options. The options have an exercise price of US$15.36 and expire on February 5, 2014.

(4)

Represents (i) 602,068 common shares (ii) 1,249,363 common shares beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer, and President, as to which Ms. Jing disclaims beneficial ownership, and (iii) 12,000 shares of common shares issuable upon exercise of currently exercisable stock options. The options have an exercise price ofUS$15.36 per share and expire on February 5, 2014.

(5)

Represents 6,333 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$15.36 to US$30.57 and March 10, 2012 to February 5, 2014, respectively.

(6)

Represents 2,000 common shares and 10,750 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dated ranging from US$15.36 to US$30.57 and March 10, 2012 to February 5, 2014, respectively.

(7)

Represents 2,114 common shares and 7,000 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates ranging from US$15.36 to US$30.57 and March 10, 2012 to February 5, 2014, respectively.

(8)	Represents 2,729,060 common shares and 42,083 common shares issuable upon exercise of currently exercisable share options issued to all directors and executive officers.

As of May 15, 2009, 8,209,684 common shares were issued and outstanding and were held by 15 record holders in the United States.

Our shareholders who beneficially own 5.0% or more of the common shares outstanding do not have different voting rights from other shareholders of common shares.

Since May 19, 2006, beneficial ownership percentages for Mr. Li, Ms. Jing, and Mr. Ling have decreased by, 5.2%, 5.2% and 2.7% respectively, to the percentages as indicated in the chart above.

B.	Related Party Transactions

In 2008, Hainan Jinpan borrowed RMB 20.5 million(US$3.0 million) from parent company, Jinpan International Limited. This loan carries an annual interest rate of 7.0%. The loan was repaid on May 26, 2009.

C.	Interests of Experts and Counsel.

Not applicable.

Item 8.   Financial Information.

A.	Consolidated Statements and Other Financial Information

See Item 18.

Export Sales

For the year ended December 31, 2008, our export sales were US$19.5 million or 12.7% of net sales.

Dividend Policy

Any future payment of dividends is within the discretion of our board of directors and will be dependent upon, among other things, our earnings, capital requirements, financing agreement covenants, our financial condition and applicable Chinese and BVI laws. To the extent that our board of directors may decide to pay cash dividends in the future, these dividends will be declared from the retained earnings, e.g., surplus, as determined by resolution of our board. As a holding company, we rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, including funds necessary to pay dividends on our common shares and to service any debt we may incur. This in turn, affects the amount of the our retained earnings which is limited by the amount of dividends or other distributions, which can be declared by our subsidiaries and paid to us under agreements governing the subsidiaries’ debt and applicable law. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available for dividends or other distributions to us. In addition, substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our ability to service our debt, and to pay dividends on our common shares depends on the results of operations of our subsidiaries, the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, our ability to pay amounts due on our obligations, and with respect to our ability to pay dividends, upon current and future agreements governing our debt and Chinese and BVI law.

The instruments governing our current and future debt restrict and may restrict our ability to pay dividends or make other distributions to us. Hainan Jinpan’s credit facility with Bank of China prohibits Hainan Jinpan from paying dividends if the profits after tax at the end of a fiscal year are zero or negative and, the profits after tax do not extinguish losses in previous fiscal years. The profits before tax may not be used for repayment of the principal and/or interests due that fiscal year and payment of associated expenses therefor, or if the profits before tax are not enough to fully repay the next principal and/or interests due and to pay associated expenses therefore, then dividends may not be paid. Pursuant to the credit facility with Bank of Communications, Hainan Jinpan agreed not to pay any dividends to its stockholders during fiscal years 2008 and 2009 unless the interest and principal on outstanding amounts are timely paid and the dividends paid by Hainan Jinpan for any year do not exceed the net profit for that year. If any of these provisions are violated, all borrowings under the Bank of Communications facility will be immediately due.

Other restrictions include relevant PRC laws and regulations which permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves are not distributable as dividends until the accumulated amount of such reserves has exceeded 50% of its registered capital. In addition, each of our PRC subsidiaries, before distribution of its dividends, is required to provide for a statutory reserve fund and a staff and workers’ bonus fund, and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year at the discretion of its board of directors. In addition, applicable Chinese laws and regulations require that before a Sino-foreign cooperative joint venture enterprise, such as Hainan Jinpan, distributes profits to its joint venture partners, in our case Jinpan International and Wuhan Jinpan, it must first satisfy all of its tax liabilities, provide for any losses still unpaid from previous years, and make allocations, in the proportions as required by Chinese laws to certain statutory reserve funds.

In February 2008, the board of directors declared a cash dividend of US$0.24 per share. We made the first distribution of US$0.12 per shares on February 20, 2008 to the shareholders of record on February 2, 2008 and we made the second distribution of US$0.12 per share on July 16, 2008 to shareholders of record on July 2, 2008. In February 2009, the board of directors declared a cash dividend of US$0.24 per share. We made the first distribution of US$0.12 per share in February 27, 2009. We plan to make the second distribution in the second half of 2009.

Legal Proceedings

Neither we nor our subsidiaries is a party to, nor is our property or the property of our subsidiaries’ the subject of, any pending legal or arbitration proceeding that is material.

B.	Significant Changes

None.

Item 9.   The Offer and Listing.

A.	Offer and Listing Details

Trading Prices and Markets

The following table sets forth the high and low sales prices for our common shares, as publicly traded on the American Stock Exchange (the “AMEX”) up until September 8, 2008 and the NASDAQ Global Select Market (the “NASDAQ”) from September 9, 2008 and on for: (i) the five most recent full financial years, (ii) each full financial quarter for the two most recent full financial years, and (iii) for each month, during the six months of December 2008 through May 2009.

(in US$)
Year Ended	High	Low
2004	19.99	4.95
2005	7.20	5.29
2006	29.40	5.91
2007	31.44	14.29
2008	44.98	13.28

Quarter Ended	High	Low
March 31, 2007	27.25	15.24
June 30, 2007	23.22	14.29
September 30, 2007	29.00	16.18
December 31, 2007	31.44	21.56
March 31, 2008	31.49	20.00
June 30, 2008	44.98	28.00
September 30, 2008	38.96	21.43
December 31, 2008	26.62	13.28
March 31, 2009	17.55	11.33
June 30, 2009 (through May 15, 2009)	21.86	16.75

Month	High	Low
December, 2008	18.24	13.40
January, 2009	17.32	13.09
February, 2009	16.61	12.74
March, 2009	17.55	11.33
April, 2009	21.86	16.75
May, 2009 (through May 15, 2009)	23.92	17.08

B.	Plan of Distribution

Not applicable.

C.	Markets

Our common shares began trading on AMEX on February 1998 under the symbol “JST.” On September 9, 2008, we delisted from AMEX and began to trade on the NASDAQ under the symbol “JST.”

D.	Selling Shareholders

Not applicable.

E.	Dilution

Not applicable.

F.	Expenses of the Issue

Not applicable.

Item 10.  Additional Information.

A.	Share Capital

Not Applicable.

B.	Memorandum and Articles of Association

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

Holders of our common shares are entitled to receive dividends if and when declared by our Board of Directors out of funds legally available under British Virgin Islands law.  All common shares are equal to each other with respect to liquidation and dividend rights.  In the event of our liquidation, all assets available for distribution to the holders of common shares are distributable among them according to their respective share holdings.  Holders of our common shares are entitled to one vote for each share held of record on all matters to be voted upon by the shareholders, including the election of directors.  Holders of our common shares do not have cumulative voting rights in the election of our directors.  The Company’s convertible preferred shares (the “Preferred Shares”) are convertible at any time to common shares and each Preferred Share entitles its holder to the same number of votes as a common share.  In the event of our liquidation, dissolution or winding up, the holders of our Preferred Shares are entitled to a preference over the holders of our common shares in the distribution of our assets in an amount equal to the sum of: (i) US$4.375 per share, and (ii) an amount equal to declared but unpaid dividends on each such share.  After payment of the full amount of the liquidation distributions to which the holders of our Preferred Shares are entitled, holders of our Preferred Shares and holders of our common shares will be entitled to any further distributions of our assets on a pari passu basis.  Each Preferred Share entitles its holder to the same number of votes as a common share with respect to any vote of our shareholders. Holders of our Preferred Shares are entitled, at any time, to convert their Preferred Shares into common shares, subject to the anti-dilution adjustments described below. Holders of our Preferred Shares have certain anti-dilution protection upon the occurrence of certain events including share dividends, divisions, combinations, reclassifications, mergers and issuances of shares of our common shares.

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

In June 2008, we acquired land and buildings for a third manufacturing facility located in Shanghai. (For more details of this acquisition, see Item 4. Information on the Company – D. Property, Plant and Equipment – Shanghai Facility.)

On April 30, 2008 and November 14, 2008, we entered into agreements with Hitran Corporation to license designs for certain line reactors. (For more details on these licensing agreements, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

On April 10, 2008, we entered into agreement with Schneider Electric (China) Investment Co. Ltd., a Chinese affiliate of Schneider Electric, renewing an agreement to license designs for certain circuit breakers used in our switchgears.  (For more details on the licensing agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

In September and October 2008, we entered into a series of contracts with JiangSu QiAn Construction Group Ltd., a Chinese corporation, for the construction and renovation of our Shanghai facility.  (For more details on the construction agreements, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

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

British Virgin Islands Taxation Policy. Under the BVI Business Companies Act 2004 of the British Virgin Islands as currently in effect, a holder of common shares who is not a resident of the British Virgin Islands is exempt from British Virgin Islands income tax on dividends paid with respect to common shares and all holders of common shares are not liable to British Virgin Islands income tax on gains realized during the year on sale or disposal of any common shares. The British Virgin Islands has enacted legislation, the Mutual Legal Assistance (Tax Matters) (Amendment) Bill 2004 (the “EU Act”), to implement the European Union Savings Tax Directive (the “Tax Directive”) and the bilateral agreements agreed with the European Union to be entered into with the 25 Member States of the European Union. The EU Act and the bilateral agreements provide for alternative procedures, both a withholding tax option and an automatic exchange of information option. Under the withholding tax option, banks and other paying agents will automatically deduct tax from interest and other savings income earned. For the purposes of implementation of the Tax Directive in the BVI, paying agents will pay the withholding tax to the Competent Authority. 75% of the withholding tax levied will be remitted to the tax authorities in the receiving EU Member States and the Competent Authority will keep 25%. The withholding tax rates will be:

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

F.	Dividends and Paying Agents

Not Applicable.

G.	Statement by Experts

Not Applicable.

H.	Documents on Display

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

Not Applicable.

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

We maintain letters of credit with several banking institutions in the PRC. These facilities bear interest at rates that fluctuate based on the prime rate as declared by the Bank of China. As a result, changes in interest rates also impact our interest expense associated with these facilities.  If the interest rate on our credit facilities had been 1% higher, an additional RMB 2 million of interest expense could have been incurred through out the year 2008. (For more details on our loans with banking institutions in the PRC, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.)

Item 12.   Description of Securities Other than Equity Securities.

Not Applicable.

Part II

Item 13.   Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.   Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.  Controls and Procedures

(a)	Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, our management (with the participation of our Principal Executive Officer and Principal Financial Officer) conducted an evaluation, pursuant to Rule 13a-15(b) promulgated under the Exchange Act, of the effectiveness of the design and operation of our disclosure controls and procedures as defined in Rule 13a-15(e) under the Exchange Act. In evaluating the disclosure controls and procedures, management recognizes that any controls and procedures, no matter how well designed and operated, can provide only a reasonable assurance of achieving the desired control objectives, and management is required to apply its judgment in evaluating the cost-benefit relationship of possible controls and procedures and implementing controls and procedures based on the application of management’s judgment.

In connection with the audit of our consolidated financial statements for the year ended December 31, 2008, the Company’s Principal Executive Officer and Principal Financial Officer concluded that as of the end of the period covered by this Annual Report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.

(b)	Management’s Annual Report on Internal Control Over Financial Reporting

Management, including our Principal Executive Officer and Principal Financial Officer, is responsible for establishing and maintaining adequate internal control over our financial reporting.

Our internal control over financial reporting is a process designed under the supervision of our Principal Executive and Financial Officers, and effected by our Board of Directors, management and other personnel, to provide reasonable but not absolute assurance regarding the reliability of financial reporting and the preparation of its published financial statements in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that:

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2008.

Our internal control over financial reporting as of December 31, 2008 was audited by Grant Thornton, an independent registered public accounting firm, as stated in their attestation report beginning on page F-2 of this Annual Report on Form 20-F.

(c)	Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2008 was audited by Grant Thornton, an independent registered public accounting firm, as stated in their report included under Item 18 of this Annual Report on Form 20-F.

(d)	Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.  Audit Committee Financial Expert

Stephan R. Clark, a member of our Audit Committee, meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and his designation as the Audit Committee’s Financial Expert has been ratified by the Board. Mr. Clark is “independent,” as that term is defined in the Nasdaq Marketplace Rules.

Item 16B.  Code of Ethics

We adopted a code of ethics that is applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers, and persons performing similar functions (the “Code of Ethics”). The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest, support full, fair, accurate, timely, and understandable disclosure in reports and documents we file with, or submits to, the SEC and other governmental authorities, and in our other public communications; deter wrongdoing; encourage compliance with applicable laws and governmental rules and regulations; and ensure the protection of our legitimate business interests. We encourage all of our directors, officers, and employees to promptly report any violations of the Code of Ethics, and have provided mechanisms by which they may do so. We will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our Corporate Secretary at our offices in Englewood Cliffs, New Jersey.

Item 16C.  Principal Accountant Fees and Services

The Audit Committee maintains a policy of approving and recommending only those services to be performed by our external auditors that are permitted under the Sarbanes-Oxley Act and the applicable rules of the SEC relating to auditor’s independence, and which are otherwise consistent with and will encourage, and are remunerated at levels that accord with, the basic principles of auditor independence. The practice of the Audit Committee is to receive from our management, at the time of approval of our annual financial statements for the preceding fiscal year, a list of all services, including audit, audit-related, tax and other services, proposed to be provided during the current fiscal year to us and our subsidiaries by

Grant Thornton as well as a report regarding the extent of such services actually provided by Grant Thornton during the previous fiscal year and the fees paid for such services performed. After reviewing and considering the services proposed to be provided during the current fiscal year and, where appropriate in order better to understand their nature, discussing them with management, the Audit Committee pre-approves such of the proposed services, with a specific pre-approved budget, as it considers appropriate in accordance with the above principles. Management also maintains a practice of discussing these matters on an ongoing basis during the year with Stephan R. Clark, the Audit Committee’s appointed delegate in respect of audit-related and non audit-related services. Additional services from Grant Thornton and any increase in budgeted amounts will similarly be pre-approved during the year by the Audit Committee on a case-by-case basis.

All (100%) audit-related and non-audit-related services performed by Grant Thornton during 2008 were reported to, and the services proposed to be provided during 2008 were pre-approved by, the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees we paid to Grant Thornton for all services, including audit services, for the years ended December 31, 2008 and 2007, respectively.

	Year Ended December 31, 2007	Year Ended December 31, 2008
Audit Fees	RMB 2,080,000	RMB 2,110,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other fees	-	-
Total	RMB 2,080,000	RMB 2,110,000

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

Item 16E.  Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.  Change in Registrant’s Certifying Accountant

Not applicable.

Item 16G.  Corporate Governance

Our corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies listed on the NASDAQ.

Part III

Item 17.  Financial Statements

Not applicable.

Item 18.   Financial Statements

See Item 19 below for consolidated financial statements filed as a part of this annual report.

Item 19.   Exhibits

(a)	Index to Financial Statements

(b)	Exhibits

Exhibit No.	Exhibit Description
1.1	Memorandum of Association and Articles of Association of Jinpan International Limited. (1)
1.2	Amendments to the Memorandum of Association and Articles of Association. (1)
4.1	Summary of Contract of Construction dated April 13, 2007 between Wuhan Jinpan Electric Company Ltd. and the Wuhan Xinqui Construction Group Company Ltd. (2)
8.1*	List of Subsidiaries
12.1*	Certification of the Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.
12.2*	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.
13.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.
14.1*	Consent of Grant Thornton, Hong Kong.

_______________________________

*	Filed herewith.

(1)

Filed as an exhibit to Jinpan International Limited’s Registration Statement on Form F-1 (File No. 333-8198), filed with the Securities and Exchange Commission on November 22, 1997, and incorporated herein by reference.

(2)

File as an exhibit to Jinpan International Limited’s Form 20-F for the year ended December 31, 2006, filed with the Securities and Exchange Commission on July 13, 2007 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Li Zhiyuan
Name:	Li Zhiyuan
Title:	Chief Executive Officer
(Principal Executive Officer)

June 9, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders

Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited and its subsidiaries (the Company) as of December 31, 2008 and 2007, and the related statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008. These financial statements are the responsibility of the Company’s management.Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jinpan International Limited and its subsidiaries as of December 31, 2008 and 2007, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jinpan International Limited and its subsidiaries’ internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 9, 2009 expressed an unqualified opinion thereon.

/s/ Grant Thornton

Hong Kong

June 9, 2009

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders

Jinpan International Limited

We have audited Jinpan International Limited and its subsidiaries’ (the “Company”) internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A company’s internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company’s internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company’s assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, Jinpan International Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2008, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2008 and 2007, and the related statements of income, stockholders’ equity, and cash flows for each of the three years in the period ended December 31, 2008, and our report dated June 9, 2009 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton

Hong Kong

June 9, 2009

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets
As of December 31, 2008 and 2007

		December 31,
		2008	2008	2007
	Notes	US$	RMB	RMB
		(In thousands, except number of shares and per share data)
Assets
Current assets:
Cash and cash equivalents		15,408	105,120	114,565
Restricted cash		1,331	9,081	10,331
Investments available for sale	4	-	-	1,412
Notes receivable		4,894	33,386	11,778
Accounts receivable, net	5	58,793	401,120	313,858
Inventories, net	6	31,868	217,418	187,784
Prepaid expenses		4,713	32,153	57,942
Land use right	7	132	898	227
Other receivables		2,423	16,536	9,880
Total current assets		119,562	815,712	709,820

Property, plant and equipment, net	8	18,213	124,256	57,829
Construction-in-progress		6,055	41,314	21,074
Land use right	7	5,966	40,704	7,819
Goodwill		12,348	84,245	84,245
Deferred tax assets	9	301	2,052	5,883

Total assets		162,445	1,108,283	884,627

Liabilities and shareholders' equity

Current liabilities:

Short term bank loans	10	11,726	80,000	72,025
Accounts payable		11,300	77,096	46,482
Income tax	9	3,671	25,047	17,162
Value added tax		7,004	47,782	18,220
Advances from customers		7,828	53,408	33,835
Commission payable		9,832	67,081	66,686
Accrued employee benefits		976	6,656	3,351
Government grants	11	429	2,926	5,321
Other liabilities		2,332	15,915	7,205
Total current liabilities		55,098	375,911	270,287
Long term liability:
Government grants	11	160	1,090	10,766
Commitments and contingent liabilities	13	-	-	-
Shareholders' equity:
Convertible preferred stock, US$0.009 par value:
Authorized shares - 1,000,000
Issued and outstanding shares – 3,044 in 2008 and 6,111 in 2007	18	-	-	1
Common stock, US$0.009 par value:
Authorized shares – 20,000,000
Issued and outstanding shares – 8,189,684 in 2008 and 8,186,617 in 2007	18	73	603	602
Common stock-warrants		854	6,232	6,232
Additional paid-in capital		34,035	270,928	270,269
Reserves	12	3,906	31,451	31,451
Retained earnings	18	60,296	425,471	299,489
Accumulated other comprehensive income		8,812	3,122	2,055
		107,976	737,807	610,099
Less: Treasury shares at cost,
Common stock –202,470 in 2008 and 2007		(789)	(6,525)	(6,525)
Total shareholders' equity		107,187	731,282	603,574

Total liabilities and shareholders' equity		162,445	1,108,283	884,627

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries

Consolidated Statements of Income

For the years ended December 31, 2008, 2007 and 2006

		Year ended December 31,
		2008	2008	2007	2006
	Notes	US$	RMB	RMB	RMB
		(In thousands, except number of shares and per share data)
Net sales	17	153,979	1,086,875	903,361	653,208

Costs and expenses:
Cost of products sold		(105,104)	(741,887)	(588,941)	(471,403)
Selling and administrative		(26,217)	(185,055)	(173,434)	(104,200)
		(131,321)	(926,942)	(762,375)	(575,603)

Non operating income
Other income, net		1,530	10,794	2,052	4,209
Dividend income of investment		35	249	152	160
Interest income		124	876	920	683
		1,689	11,919	3,124	5,052

Non operating expenses:
Interest expenses		(1,195)	(8,433)	(3,515)	(2,231)

Income before income taxes		23,152	163,419	140,595	80,426

Income taxes	9	(3,364)	(23,742)	(16,809)	(10,891)

Income before minority interest		19,788	139,677	123,786	69,535

Minority interest		-	-	-	(9,876)

Net income		19,788	139,677	123,786	59,659

Earnings per share

-Basic		US$2.47	RMB17.49	RMB15.52	RMB9.00

-Diluted		US$2.43	RMB17.18	RMB15.30	RMB8.87

Weighted average number of shares

-Basic		7,985,080	7,985,080	7,976,755	6,625,726

-Diluted		8,130,598	8,130,598	8,090,630	6,728,915

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries

Consolidated Statements of Shareholders’ Equity

For the years ended December 31, 2008, 2007 and 2006

	Number of treasury shares	Number of common shares	Number of preferred shares	Treasury stock RMB	Warrants RMB	Common shares RMB	Convertible preferred stock RMB	Additional paid-in capital RMB	Reserves RMB	Retained earnings RMB	Accumulated Other Comprehensive income RMB	Comprehensive income RMB	Total RMB
	(In thousands, except for number of shares)
Balance at January 1, 2006	(212,470)	6,708,946	6,111	(6,779)	-	499	1	87,535	21,870	155,799	(118)	-	258,807
Net income	-	-	-	-	-	-	-	-	-	59,659	-	59,569	59,659
Transfer to reserves	-	-	-	-	-	-	-	-	7,316	(7,316)	-	-	-
Cash dividends distributed ($.24 per share)	-	-	-	-	-	-	-	-	-	(12,658)	-	-	(12,658)
Issued shares	-	1,350,371	-	-	-	95	-	184,891	-	-	-	-	184,986
Exercise of stock options for cash	4,000	112,300	-	43	-	8	-	2,353	-	-	-	-	2,404
Adoption of SAB 108	-	-	-	-	-	-	-	-	-	(2,937)	-	-	(2,937)
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(42)	(42)	(42)
												59,617
Balance at December 31, 2006	(208,470)	8,171,617	6,111	(6,736)	-	602	1	274,779	29,186	192,547	(160)		490,219
Net income	-	-	-	-	-	-	-	-	-	123,786	-	123,786	123,786
Transfer to reserves	-	-	-	-	-	-	-	-	2,265	(2,265)	-	-	-
Cash dividends distributed ($0.24 per share)	-	-	-	-	-	-	-	-	-	(14,579)	-	-	(14,579)
Issued warrants	-	-	-	-	6,232	-	-	(6,232)	-	-	-	-	-
Exercise of stock options for cash	6,000	15,000	-	211	-	-	-	146	-	-	-	-	357
Employees stock-based expenses	-	-	-	-	-	-	-	1,576	-	-	-	-	1,576
Available-for-sale securities	-	-	-	-	-	-	-	-	-	-	5	5	5
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	2,210	2,210	2,210
												126,001
Balance at December 31, 2007	(202,470)	8,186,617	6,111	(6,525)	6,232	602	1	270,269	31,451	299,489	2,055		603,574
Net income	-	-	-	-	-	-	-	-	-	139,677	-	139,677	139,677
Transfer to reserves	-	-	-	-	-	-	-	-	-	-	-	-	-
Cash dividends distributed ($0.24 per share)	-	-	-	-	-	-	-	-	-	(13,695)	-	-	(13,695)
Preferred stock converted to common shares	-	3,067	(3,067)	-	-	1	(1)	-	-	-	-	-	-
Employees stock-based expenses	-	-	-	-	-	-	-	659	-	-	-	-	659
Available-for-sale securities	-	-	-	-	-	-	-	-	-	-	69	69	69
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	998	998	998
												140,744
Balance at December 31, 2008	(202,470)	8,189,684	3,044	(6,525)	6,232	603	-	270,928	31,451	425,471	3,122		731,282

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries

Consolidated Statements of Cash Flows

For the years ended December 31, 2008, 2007 and 2006

	Year ended December 31,
	2006	2008	2007	2006
	US$	RMB	RMB	RMB
	(In thousands)
Operating activities
Net income	19,788	139,677	123,786	59,659
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	1,661	11,725	9,615	6,834
Deferred income taxes	543	3,832	(5,095)	48
Allowance for doubtful accounts	(198)	(1,946)	6,535	796
Loss/(gain) on disposal of property, plant and equipment	10	69	369	(106)
Minority interest	-	-	-	9,876
Employee stock-based compensation	93	659	1,576	-
Loss /(Gain) from sales of available-for-sales securities	(10)	(69)	-	-
Changes in operating assets and liabilities
Restricted cash	178	1,250	(258)	948
Accounts receivable	(12,165)	(85,316)	(121,525)	(28,932)
Notes receivable	(3,061)	(21,608)	(4,257)	(259)
Inventories	(4,198)	(29,635)	(42,630)	(37,833)
Prepaid expenses	3,654	25,789	(21,727)	(18,512)
Prepaid tax	-	-	-	309
Other receivables	(933)	(6,587)	(4,211)	2,098
Accounts payable	4,337	30,613	(1,788)	24,317
Income tax	1,117	7,885	12,579	4,583
Value added tax	4,188	29,562	14,030	3,300
Advances from customers	2,773	19,573	5,265	2,181
Commission payable	56	395	24,470	9,105
Accrued employee benefits	468	3,305	(4,583)	1,175
Government grants	(1,710)	(12,071)	7,070	(837)
Other liabilities	1,235	8,711	(2,253)	453
Net cash provided by/(used in) operating activities	17,826	125,813	(3,032)	39,203
Investing activities
Purchases of property, plant and equipment	(11,084)	(78,235)	(43,629)	(10,809)
Proceeds from sales of property, plant and equipment	2	15	216	155
Payment for construction-in-progress	(2,868)	(20,241)	(7,667)	(10,422)
Land use right	(4,754)	(33,556)	-	-
Acquired minority interest	-	-	(95,336)	-
Proceeds from sales of available-for-sales securities	210	1,481	-	-
Net cash used in investing activities	(18,494)	(130,536)	(146,416)	(21,076)
Financing activities
Notes payable	-	-	(8,294)	8,294
Proceeds from bank loans	41,698	294,333	105,432	122,288
Repayment of bank loans	(40,569)	(286,358)	(80,170)	(111,756)
Issued shares from treasury stock	-	-	211	-
Proceeds from issued shares	-	-	-	184,986
Proceeds from exercise of stock options	-	-	146	2,403
Decrease in dividend payable to minority shareholders	-	-	2,733	(7,718)
Dividends paid	(1,940)	(13,695)	(14,579)	(12,658)
Net cash provided by/(used in) financing activities	(811)	(5,720)	5,479	185,839
Effect of exchange rate changes on cash	1,182	998	2,214	(42)
Net increase/(decrease) in cash and cash equivalents	(297)	(9,445)	(141,755)	203,924
Cash and cash equivalents at beginning of year	15,705	114,565	256,320	52,396
Cash and cash equivalents at end of year	15,408	105,120	114,565	256,320

Interest paid	1,204	8,495	3,261	2,150
Income taxes paid	108	763	9,827	5,957

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the “Company”) was incorporated under the laws of the British Virgin Islands on April 3, 1997.

As of December 31, 2008, the Company had direct interests in the following subsidiaries:

Name of entity	Date of establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities

Hainan Jinpan Electric Co., Ltd. (“Hainan Jinpan” )	June 3, 1997	95%	RMB62,902,000	Manufacturing and sale of cast resin transformers

Jinpan International (USA) Limited (“Jinpan USA”)	February 18, 1998	100%	US$10,000	Marketing of cast resin transformers

Jinpan Electric (China) Co. Ltd. (“Jinpan China”)	January 12, 2007	100%	RMB 93,360,000	Manufacturing and sale of cast resin transformers

Jinpan International Limited owns 100% of the common stock of Jinpan USA, a New York corporation, and Jinpan China, a foreign-funded PRC limited liability company registered in Wuhan, Hebei China. Jinpan International and Wuhan Jinpan Electric Co. Ltd jointly own 95% and 5%, respectively, of Hainan Jinpan, a sino-foreign cooperative joint venture registered in Haikou, Hainan China. Jinpan China and Hainan Jinpan jointly owns 95% and 5% respectively of Wuhan Jinpan, a domestically funded PRC limited liability company registered in Wuhan, Hebei China. Hainan Jinpan and Jinpan China jointly own Shanghai Jinpan, a domestically funded PRC limited liability company registered in Shanghai China. Hainan Jinpan also owns 100% of Jinpan Research and Development Company. The Company, Hainan Jinpan, Jinpan USA and Jinpan China are hereinafter collectively referred to as the “Group.”

The Company is a holding company and its common shares, par value US$0.009 per share are referred to herein as the “Common Shares.” Substantially all of the Group’s operations are conducted in the People’s Republic of China (the “PRC”), and its principal market is in the PRC. The term of Hainan Jinpan is 50 years, ending on September 3, 2047, and can be extended with the mutual consent of the joint venture parties, subject to the approval of the relevant PRC government authorities.

The co-operative joint venture can be terminated upon the unanimous agreement of the Board of Directors of Hainan Jinpan. In the event that the term Hainan Jinpan is not extended, the joint venture will be dissolved and liquidated pursuant to the provisions of applicable law and the joint venture agreement. In addition, Hainan Jinpan may be terminated prior to the expiration of the joint venture agreement upon the occurrence of certain events, including but not limited to, the inability of the enterprise to conduct its business due to financial losses or a breach of the joint venture agreement by one of the parties thereto.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

1.	ORGANIZATION AND PRINCIPAL ACTIVITIES (CONTINUED)

Jinpan China is formed under the foreign funded limited liability company law of the PRC. The term of Jinpan China is 50 years, ending on January 11, 2057 and can be extended upon approval of the PRC government. Jinpan China can be dissolved upon the agreement of foreign investors due to financial losses or a natural disaster that causes Jinpan China to be unable to continue operations. Hainan Jinpan and Jinpan China are primarily engaged in the design, manufacture and sale of cast resin transformers, switchgears, unit substations and wind energy products.

Jinpan USA is primarily engaged the sale of cast resin transformers and wind energy products to customers in the US and worldwide.

2.	BASIS OF PRESENTATION

The consolidated financial statements include the accounts of the Company and its subsidiaries. Significant intercompany accounts and transactions have been eliminated in consolidation.

The consolidated financial statements were prepared in accordance with accounting principles generally accepted in the United States of America (“US GAAP”). This basis of accounting differs from that used in the statutory financial statements of Hainan Jinpan and Jinpan China, which were prepared in accordance with the accounting principles and relevant financial regulations applicable to foreign investment enterprises as established by the Ministry of Finance of China.

The reporting currency of the Group is Renminbi (“RMB”), the national currency of China. Solely for the convenience of the reader, the asset and liability accounts have been translated into United States dollars (“US$”) using the People’s Bank of China’s rate of RMB6.82 to US$1, the prevailing rate on December 31, 2008, and equity accounts were translated using historical rates. Income statement accounts were translated using the average exchange rate of  RMB 7.05 to US$1 for the year 2008. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

Certain prior year amounts have been reclassified to conform to current year presentation.  RMB 8.1 million relating to prepayments on rights granted by the PRC government to use certain land have been reclassified from Property, plant and equipment to Land use right.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)	Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are directly and indirectly wholly-owned. All significant intercompany accounts and transactions have been eliminated.

(b)	Cash, Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. There was approximately RMB 103 million held in non-US banks or financial institutions as of December 31, 2008. At December 31, 2008, the Company had approximately RMB 9.1 million restricted cash related to products guaranty insurance.

(c)	Trade Receivables

Trade receivables, which generally have 30 to 120 day terms, are recognized and carried at original invoice amounts less an allowance for doubtful accounts. Credit is offered to customers based on their payment history, financial capability, and credit rating. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. We make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer, the customers’ current credit status and known market factors, to record a specific reserve for customers against their corresponding receivable amounts. These specific reserves are re-evaluated and adjusted as additional information affects the estimated amounts.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(d)	Investments Available-for-Sale

The Group classifies its marketable debt and equity securities at the date of acquisition as available-for-sale. These securities are reported at fair value with the related unrealized gains and losses included in accumulated other comprehensive income (loss), a component of shareholders’ equity.

When determining whether an impairment of investments exists or a decline in value of an available-for-sale security is other-than-temporary, the Group evaluates evidence to support a realizable value in excess of the current market price for securities with readily determinable fair value. Such information may include the investment’s financial performance (including factors such as earnings trends, dividend payments, asset quality and specific events), the near-term prospects of the investment, the financial condition and prospects of the investment’s region and industry, and the Group’s investment intent. Typically, a sustained decline in the market value of a quoted security for six months is generally indicative of an other-than-temporary impairment. When a decline in value is deemed to be other-than-temporary, an impairment loss is recognized through a charge to interest income and other, net in the current period to the extent of the decline below the carrying value of the investment. Adverse changes in market conditions or poor operating results of underlying investments could result in additional other-than-temporary losses in future periods.

(e)	Notes Receivable

For accounts receivable in which payment is received in the form of short-term financial instruments, the Group classifies such accounts receivable as notes receivable. These short-term financial instruments generally mature, and thus are convertible into cash, in six months or less.

(f)	Inventories

Inventories are priced at the lower of cost or market value. Market value represents the net realizable value for inventories. Cost is determined using the weighted average cost method.

We periodically review our inventory for excess inventory, obsolescence and declines in market value below cost and record an allowance against the inventory balance for any such declines. We write down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. These reviews require management to estimate future demand for our products and evaluate market conditions. Possible changes in these estimates could result in a write down of inventory. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. If actual market conditions are more favorable then projected, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(g)	Property, Plant and Equipment

Property, plant and equipment are stated at cost less accumulated depreciation. Depreciation is computed using the straight-line method over the estimated useful life of the asset. Estimated useful lives are as follows:

Buildings	10 - 20 years
Machinery and equipment	6 - 10 years
Motor vehicles	6 years
Furniture, fixtures and office equipment	5 years

Maintenance and repair costs of a routine nature are expensed as incurred. Expenditures for major renewals and improvements that extend the life of an asset are capitalized.

(h)	Construction-in-Progress

Construction-in-progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and put into use. Construction-in-progress at December 31, 2008 represents an office building and manufacturing factory acquired but not ready for occupancy at year end and machinery under installation. RMB 221,000, nil, and nil of interest related to construction-in-progress was capitalized for the years ended December 31, 2008, 2007, and 2006, respectively.

(i)	Impairment of Long-lived Assets

The Group accounts for the impairment of long-lived assets in accordance with Statement of Financial Accounting Standards No. 144, Accounting for the Impairment or Disposal of Long-Lived Assets. For long-lived assets used in operations, the Group records impairment losses when events and circumstances indicate that these assets might be impaired and the undiscounted cash flows estimated to be generated by those assets are less than their respective carrying amounts. If less, the impairment losses are based on the excess of the carrying amounts of these assets over their respective fair values. Their fair values would then become the new cost basis. Fair value is determined by quoted market prices, if available. When quoted market prices are not available, the present value of the future estimated net cash flow is generally used. For assets held for sale, impairment losses are measured at the lower of the carrying amount or the fair value less costs to sell. For assets to be disposed of other than by sale, impairment losses are measured at their carrying amount less salvage value, if any, at the time the assets cease to be used.

(j)	Income Taxes

In July 2006, the Financial Accounting Standard Board (“FASB”) issued FASB interpretation No. 48, Accounting for Uncertainty in Income Taxes (“FIN 48”). FIN 48 clarifies the accounting and reporting for income taxes recognized in accordance with State of Financial Accounting Standards No. 109, Accounting for Income Taxes (“SFAS 109”). This interpretation prescribes a comprehensive model for the financial statement recognition, measurement, presentation and disclosure of uncertain tax positions taken, or expected to be taken, on an income tax return. The Group adopted FIN 48 as of January 1, 2007. Management assessed the impact of FIN 48 and concluded that there is no significant impact on the Group’s financial position and results of operation.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

The Group uses the asset and liability method of accounting for income taxes in accordance with SFAS 109. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that such benefits will more-likely-than-not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The National People’s Congress, China’s parliament, promulgated on March 16, 2007, set a unified corporate income tax rate of 25% applicable to both domestic and foreign funded companies. The new tax rate of 25% will take effect gradually. The applicable tax rate is 18% for calendar year 2008, 20% for 2009, 23% for 2010, 24% for 2011, and 25% for 2012. However, Hainan Jinpan was recognized as a technically advanced enterprise at the end of 2008 and is entitled to a 15% tax rate for three years commencing from January 1, 2008. Jinpan China is not subject to income tax for 2008 and 2009. From 2010 to 2012, the income tax rate applicable to Jinpan China would be one half of the prevailing rate. (For more information on Jinpan China’s effective tax rates, see Note 8. Deferred Tax Assets and Income Taxes.)

The Group classifies tax penalties and interest expense as income tax expense.

(k)	Value Added Tax

In the PRC, Hainan Jinpan and Jinpan China are subject to Value Added Tax (“VAT”) payable at 17% on purchases of raw materials or semi-finished goods, except for certain limited types of goods, which can be offset against the VAT payable on sales.

(l)	Goodwill

Under Statement of Financial Accounting Standards No. 142, Goodwill and Other intangible Assets, goodwill is subject to an annual impairment test. If an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount, an interim impairment test is performed between annual tests. The impairment test includes a comparison of estimated discounted cash flows associated with the asset’s carrying amount. If the fair value is less than the carrying amount of the asset, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. In the second step, the implied fair market value of goodwill is estimated and compared to the carrying amount. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss equal to this excess is recorded. The recorded loss cannot exceed the carrying amount of goodwill.

(m)	Foreign Currency Translation

The reporting currency of the Group is the Renminbi. The functional currency of Hainan Jinpan and Jinpan China is Renminbi and the functional currency of the Company and Jinpan USA is the US dollar. Financial statements for these entities have been translated into Renminbi in accordance with State of Financial Accounting Standards No. 52, Foreign Currency Translation.  Asset and liability accounts are translated using the exchange rates in effect at the balance sheet date, and shareholders’ equity accounts are translated at the historical exchange rate. Income statement and cash flows amounts are translated using the average exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year-to-year are reported in Accumulated Other Comprehensive Income (Loss). The effect on the transaction gains and losses as reported on the Consolidated Statements of Income is insignificant for all years presented herein.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(n)	Operating Leases

Leases, where substantially all the rewards and risks of ownership of assets remain with the leasing company, are accounted for as operating leases. Rentals applicable to such operating leases are reported on the Consolidated Statements of Income and determined using the straight-line basis over the applicable lease term. The Operating Lease Rental Expense incurred by the Group during the years ended December 31, 2008, 2007 and 2006 amounted to RMB 2,913,000, RMB 2,913,000 and RMB 2,250,000, respectively.

(o)	Revenue Recognition

Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery occurs, (3) the sales price is fixed or determinable and (4) collectability is reasonably assured. There are no acceptance provisions, installation or other services required after the delivery. Revenue is recognized on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer upon delivery, provided that the Company maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

(p)	Non-Operating Income

For the Group’s non-operating transactions, income is recognized as follows:

(i)	interest income from bank deposits is recognized on a time proportionate basis using the principal outstanding and at the applicable interest rate.

(ii)

government grant income is recognized as a component of other income when the relevant approvals are received from the government and any grant terms are met. If management does not believe that sufficient objective and positive evidence exists to conclude that approval of the grant from government is probable, the receipt of the grant is not recognized as income.

(q)	Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes. Actual results could differ from those estimates.

(r)	Earnings Per Common and Common Equivalent Share

Basic earnings per share for the years ended December 31, 2008, 2007 and 2006 were computed by dividing net income of RMB 139,677,000, RMB 123,786,000 and RMB 59,659,000 by the weighted average number of 7,985,080, 7,976,755 and 6,625,726 Common Shares outstanding, respectively.

Diluted earnings per share for the years ended December 31, 2008, 2007 and 2006 have been computed by dividing net income of RMB 139,677,000, RMB 123,786,000 and RMB 59,659,000 by the weighted average number of 8,130,598, 8,090,630 and 6,728,915 Common Shares outstanding, respectively. The weighted average number of shares include dilutive potential Common Shares, which reflect the dilutive effect of  stock options, preferred shares and warrants.  Reconciliation of the denominator is as follows:

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

	2008	2007	2006
Denominator for basic earnings per share – weighted average shares	7,985,080	7,976,755	6,625,726

Effect of dilutive securities:
Convertible preferred stock	3,044	6,111	6,111
Exercisable stock options	125,510	107,764	97,078
Convertible warrants	16,964	-	-
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	8,130,598	8,090,630	6,728,915

(s)	Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group’s available-for-sale securities and foreign currency translation adjustments are included in Accumulated Other Comprehensive Income (Loss).

The following are the components of Accumulated Other Comprehensive Income (Loss):

	Unrealized Gain/(Loss) on Securities	Foreign Currency Translation Adjustments	Total
	RMB	RMB	RMB
	(in thousands)
Balance at January 1, 2007	(74)	(86)	(160)
Unrealized gain/(loss) on available-for-sale securities	5	-	5
Foreign currency translation adjustments	-	2,210	2,210
Balance at December 31, 2007	(69)	2,124	2,055

Net gain/(loss) on available-for-sale securities	69	-	69
Foreign currency translation adjustments	-	998	998
Balance at December 31, 2008	-	3,122	3,122

(t)	Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation aimed at the discovery of knowledge that will be useful in developing new products or processes, or significantly enhancing existing products or production processes, and implementation of such through design, testing of product alternatives or construction of prototypes. The Group expenses all research and development costs as incurred. The research and development costs incurred by the Group during the years ended December 31, 2008, 2007 and 2006 were RMB 16,135,000, RMB 5,290,000 and RMB 5,149,000, respectively.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(u)	Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB 461,000, RMB 501,000 and RMB 516,000 in advertising costs during 2008, 2007 and 2006, respectively.

(v)	Shipping and Handling Expenses

The cost of shipping and handling is expensed as incurred and reported within Selling and Administration Expenses. The Group incurred RMB 24.1 million, RMB 20.1 million and RMB 15.8 million in shipping and handling costs during 2008, 2007 and 2006, respectively.

(w)	Stock-based Compensation

Prior to 2006, the Group adopted the disclosure-only provision of Statement of Financial Accountant Standards No. 123, Accounting for Stock Based Compensation (“SFAS 123”) and applied Accounting Principles Board Opinion No. 25, Accounting for Stock Issued to Employees (“APB 25”) and related interpretations in accounting for its employee stock-based compensation plans. Compensation expense, both recorded and pro forma, is recognized over the options’ vesting period.

At December 31, 2005, the Group had one stock-based employee compensation plan, which is described in Note 18 the “1997 Stock Option Plan.” The “1997 Stock Option Plan” expired on October 30, 2006; the Group adopted the “2006 Stock Option Plan,” which is described more fully in Note 18.

Effective January 1, 2006, the Group adopted the modified prospective transition method provided by Statement of Financial Accounting Standards No. 123(R), Share-Based Payment (“SFAS 123(R).” Using this method, compensation cost is recognized based on (a) the requirements of SFAS 123(R) for all share-based payments granted after the effective date and (b) the requirements of SFAS 123 for all awards granted to employees prior to SFAS 123(R)’s effective date that remain nonvested on such date. SFAS 123(R) requires all share-based payments to employees, including grants of employee stock option, to be recognized using fair values. Pro forma disclosure is no longer an alternative.

Employees stock options granted prior to SFAS 123(R)’s effective date that have not vested by such effective date will be expensed over the remaining portion of the vesting period, based on fair value on the grant date estimated in accordance SFAS 123.

Prior to January 1, 2006, all the options granted by the Group were vested and there were no options issued during the year 2006; therefore, no expenses were recognized in 2006. For the year 2007 and 2008, the Group recognized expenses according to modified prospective transition method provided by SFAS 123(R).

(For more information on the valuation methods used for options and warrants, see note 17(h), (i) and (k), Stock Option Activity, Option Valuation Assumptions and Warranty Valuation Assumptions, respectively.)

(x)	Product Warranty

The Group provides a basic limited warranty, which covers parts and labor, for all products, for one year.  The product warranty expense incurred in each year from 2006 through 2008 is not considered significant and the product warranty expense has not correlated with sales volume, thus, the Group recorded warranty expense as it occurred. The Group incurred RMB 1,753,000, RMB 2,501,000, and RMB 2,206,000 in product warranty expense during the years ended December 31, 2008, 2007 and 2006, respectively.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(y)	New Accounting Pronouncements

In September 2006, the FASB issued Statement of Financial Accounting Standards No. 157, Fair Value Measurements (“SFAS 157”), which clarified the definition of fair value, established guidelines for measuring fair value, and expanded disclosures regarding fair value measurements. SFAS 157 does not require any new fair value measurements and eliminates inconsistencies in prior accounting pronouncements. In February 2008, the FASB issued FASB Staff Position (“FSP”) 157-2, Effective Date of FASB Statement No. 157, which delays the effective date of SFAS 157 for all nonfinancial assets and nonfinancial liabilities, except for items that are recognized or disclosed at fair value in the financial statements on a recurring basis (at least annually).  We adopted SFAS 157 beginning January 1, 2008.  FSP 157-2 delays the effective date for certain items to fiscal years beginning after November 15, 2008.  The adoption of SFAS 157, as it related to financial assets and financial liabilities, had no material impact on our financial statements.

In October 2008, the FASB issued FSP FAS 157-3, Determining the Fair Value of a Financial Asset When the Market for that Asset is Not Active, with an immediate effective date. The purpose of this release was to provide further clarification regarding Level 3 inputs and the assumptions management may make when the market for the asset is not active. The adoption of FSP FAS 157-3 did not have a material impact on our financial statements.

In February 2007, the FASB issued Statement of Financial Accounting Standards No. 159, The Fair Value Option for Financial Assets and Financial Liabilities (“SFAS 159”) which permits entities to choose to measure many financial instruments and certain other items at fair value that are not currently required to be measured at fair value.  We adopted SFAS 159 on January 1, 2008. We did not elect to apply the fair value option to any of our financial instruments..

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 141(R), Business Combinations (“SFAS 141(R)”), which provides enhanced guidance related to the measurement of identifiable assets acquired, liabilities assumed and disclosure of information related to business combinations and their effect on the company.  SFAS 141(R) is effective for financial statements issued for fiscal years beginning on or after December 15, 2008  We expect the impact to be limited to any business combination transaction that occurs after December 31, 2008.

In December 2007, the FASB issued Statement of Financial Accounting Standards No. 160, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No.51 (“SFAS 160”). This requires all entities to report noncontrolling interests (previously referred to as minority interests) in subsidiaries as a separate component of equity in the consolidated financial statements. Moreover, SFAS 160 eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring that such be treated as equity transactions. SFAS 160 is effective for fiscal years beginning after December 15, 2008. We expect the impact to be limited to any business combination transaction that occurs after December 31, 2008.

In March 2008, the FASB issued Statement of Financial Accounting Standards No. 161, Disclosures about Derivative Instruments and Hedging Activities (“SFAS 161”). SFAS 161 is intended to improve financial reporting about derivative instruments and hedging activities by requiring enhanced disclosures to enable investors to better understand their effects on an entity’s financial position, financial performance and cash flows. We adopted SFAS 161 on January 1, 2009.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

(z)	Fair Value Measurement

In accordance with SFAS 157, a fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. SFAS 157 established a three-tiered hierarchy that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3). The following table presents information about assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2008 and 2007:

	Fair value at
	December 31,
(RMB in thousands)	2008	Level 1	Level 2	Level 3
Cash and cash equivalents	105,120	105,120	-	-
Restricted cash	9,081	9,081	-	-

	Fair value at
	December 31,
(RMB in thousands)	2007	Level 1	Level 2	Level 3
Cash and cash equivalents	114,565	114,565	-	-
Restricted cash	10,331	10,331	-	-
Investment available-for-sale	1,412	1,412	-	-

4.	INVESTMENTS AVAILABLE-FOR-SALE

Available-for-sale securities held by the Group at December 31, 2008 and 2007 were as follows:

	2008	2008	2007
	US$	RMB	RMB
	(In thousands)
Corporate bonds
Cost	-	-	1,459
Gross unrealized loss	-	-	(47)
Fair market value	-	-	1,412
Total investments available-for-sale	-	-	1,412

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable of the Group at December 31, 2008 and 2007 were as follows:

	2008	2008	2007
	US$	RMB	RMB
	(In thousands)
Accounts receivable – trade	60,645	413,752	329,904
Less: allowance for doubtful accounts	(1,852)	(12,632)	(16,046)
Accounts receivable, net	58,793	401,120	313,858

	2008	2008	2007
	US$	RMB	RMB
	(In thousands)
Movement of allowance for doubtful accounts
Balance as at January 1	(2,200)	(16,046)	(9,922)
Reversal (provided) during the year	198	1,946	(6,535)
Less: Written off during the year	150	1,468	411

Balance as at December 31	(1,852)	(12,632)	(16,046)

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

6.	INVENTORIES, NET

Inventories of the Group at December 31, 2008 and 2007 were as follows:

	2008	2008	2007
	US$	RMB	RMB
	(In thousands)
Finished products	13,038	88,952	73,714
Products in process	4,407	30,068	24,459
Raw materials	14,825	101,142	90,700
	32,270	220,162	188,873
Less: provision for inventories	(402)	(2,744)	(1,089)
Inventories	31,868	217,418	187,784

	2008	2008	2007
	US$	RMB	RMB
	(In thousands)
Movement of provision for inventories
Balance as at January 1	(149)	(1,089)	(649)
Provided during the year	(253)	(1,655)	(440)
Less: Written off during the year	-	-	-
Balance as at December 31	(402)	(2,744)	(1,089)

7.	LAND USE RIGHT

All lands in the PRC are state-owned and no individual land ownership rights exist.

The Group has obtained land use right certificates for all its facilities.

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plan and equipment of the Group at December 31, 2008 and 2007 were as follows:

	2008	2008	2007
	US$	RMB	RMB
	(In thousands)
Buildings	9,953	67,905	30,248
Machinery and equipment	14,019	95,646	63,556
Motor vehicles	2,181	14,882	12,245
Furniture, fixtures and office equipment	1,632	11,131	6,341
	27,785	189,564	112,390
Less: accumulated depreciation	(9,572)	(65,308)	(54,561)
	18,213	124,256	57,829

The Group’s buildings are located in the PRC and the land on which the Group’s buildings are situated is State-owned.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

9.	DEFERRED TAX ASSETS AND INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the United States of America. In 2008, Jinpan USA had net operating loss from previous years, which offset a portion of profit generated during 2008.

In accordance with the relevant PRC income tax laws applicable to Sino-foreign joint venture enterprises, Hainan Jinpan was taxed at the applicable tax rate of 15% from 2005 to 2007. In 2008, Hainan Jinpan’s applicable tax rate is 18%, however, at the end of 2008, Hainan Jinpan was recognized as a technically advanced enterprise by the PRC government and was approved for a preferential tax rate of 15% for three years commencing from January 1, 2008.

Jinpan China, a foreign funded manufacturing enterprise registered prior to March 16, 2007, satisfied the requirements to be exempt from corporate income tax for 2008 and 2009, and subsequently subject to half of the prevailing 25% tax rate from 2010 to 2012 in accordance with PRC income tax law.

Pretax income (loss) for the years ended December 31, 2008, 2007 and 2006 was taxed in the following jurisdictions with the exception of the British Virgin Islands, which is tax exempt:

	2008	2008	2007	2006
	US$	RMB	RMB	RMB
	(In thousands)
British Virgin Islands	(1,808)	(12,759)	(10,742)	(5,856)
United States of America	2,725	19,238	6,552	1,851
The People’s Republic of China	22,235	156,940	144,785	84,431
	23,152	163,419	140,595	80,426

Significant components of the provision for income taxes attributable to income before taxes are as follows:

	2008	2008	2007	2006
	US$	RMB	RMB	RMB
	(In thousands)
Current
Non-US	(2,289)	(16,158)	(21,048)	(11,242)
US	(1,075)	(7,584)	-	-
Deferred
US	-	-	4,239	-
Non-US	-	-	-	351
	(3,364)	(23,742)	(16,809)	(10,891)

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

9.	DEFERRED TAX ASSETS AND INCOME TAXES (CONTINUED)

Deferred tax assets of the Group at December 31, 2008 and 2007 were as follows:

	2008	2008	2007
	US$	RMB	RMB
	(In thousands)
Deferred tax assets
Allowance for doubtful accounts	221	1,510	1,983
Inventory reserves	49	334	163
Depreciation	31	208	-
Net operating loss carryforward of Jinpan USA	-	-	3,737
Total deferred tax assets	301	2,052	5,883
Less: Valuation allowance for deferred tax assets	-	-	-
	301	2,052	5,883

Deferred tax liabilities
Interest income	-	-	-
Total deferred tax liabilities	-	-	-

Net deferred tax assets	301	2,052	5,883

Based on available evidence, management believes it is more-likely-than-not that the net deferred tax assets will be fully realized. Accordingly, the Group did not provide a valuation allowance against its net deferred tax assets at December 31, 2008. At December 31, 2008, the Group does not have any net operating loss carryforward.

There were no deferred tax liabilities at December 31, 2008.

The reconciliation of income tax computed using the PRC statutory rate of 15% in 2006, 2007 and 2008 to actual income tax expense is as follows:

	2008	2008	2007	2006
	US$	RMB	RMB	RMB
	(In thousands)
Computed Expected Income Tax	3,809	26,888	21,204	11,983
Impact of Tax holiday of Jinpan China	(923)	(6,516)	(210)	(1,177)
Non-deductible losses	-	-	-	(235)
Effect of difference between the PRC and USA tax rate	666	4,698	(983)	543
Change in valuation allowance	-	-	(4,239)	(44)
Others	(188)	(1,328)	1,037	(179)
	3,364	23,742	16,809	10,891

Under FIN 48, the Group recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. At January 1, 2007, the Company applied FIN 48 to all tax positions and determined there were no material unrecognized tax benefits as of that date. In addition, there have been no material changes in unrecognized benefits since January 1, 2007. As a result, the adoption of FIN 48 did not have a material effect on the Company’s financial condition, or results of operation.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

10.	SHORT-TERM BANK LOANS

Bank loans comprised:	2008	2008	2007
US$	US$	RMB	RMB
	(In thousands)
Short-term bank loans	11,762	80,000	50,000
Letters of credit	-	-	22,025
Less: current portion	(11,762)	(80,000)	(72,025)
	-	-	-

The Group has a working capital unsecured credit facility from the Bank of China for RMB 90 million of which RMB 40 million credit line was drawn as of December 31, 2008.  The credit facility bears interest at the prime rate declared by the Bank of China and accrued interest at an average interest rate 5.31% per annum for the year ended December 31, 2008. This facility will expire in September 2009 and is subject to annual renewal. This facility includes terms that restrict dividend distributions if the company defaults on any payment. Additionally, in the event that such terms were breached, outstanding balances would become immediately due.

The Group has an unsecured letter of credit facility from the Bank of Communication for RMB 50 million of which RMB 40 million loan outstanding of December 31, 2008.  The loan bears interest at prime rate declared by the bank of China times 1.025 and accrued interest at an average interest rate of 5.35% per annum for the year ended December 31, 2008.  This credit facility expired in May 2009 and is in the process of renewal as of June 5, 2009.

Hainan Jinpan has a credit facility of US$8.0 million with Nan Yang Commercial Bank.  The letter of credit under this credit facility is guaranteed by Jinpan International.  This credit facility bears interest at a floating rate of LIBOR times 1.025.  As of December 31, 2008, there was no outstanding balance under this credit facility. This facility will expire in July 2009 and we intend to extend the facility for another year. This credit facility is guaranteed by the Company.

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 110 million.  This credit facility bears interest at LIBOR times 1.025.  As of December 31, 2008, there was no outstanding balance under this credit facility.  This facility will expire in September 2009 and we intend to extend the facility for another year.

Hainan Jinpan has a working capital credit facility from the Industrial and Commercial Bank of China for RMB 60 million. This credit facility bears interest at the prime rate declared by the Bank of China.  As of December 31, 2008, there were no borrowings outstanding under this credit facility.

11.	GOVERNMENT GRANTS

Since 1998, Hainan Jinpan received grants in advance from the local Chinese government based on its past business performance. Government grants are recorded as deferred revenue until the terms of the grants are met and approval from the government is obtained. Once these conditions are satisfied grant revenue is recognized in other income. The Group recognized income of RMB 7,335,774, RMB 1,000,000 and nil respectively in 2008, 2007 and 2006.

12.	DISTRIBUTION OF INCOME

According to its Articles of Association, Hainan Jinpan is required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and a staff welfare and bonus fund based on its net income as reported in the statutory accounts prepared in accordance with PRC GAAP. The maximum amount of aggregate of these reserves is 50% of its registered capital. The amount of earnings Hainan Jinpan had available for distribution under PRC GAAP was approximately nil, RMB 119 million and RMB 70 million in 2008, 2007 and 2006. As of December 31, 2007, Hainan Jinpan has reserved the maximum amount as required by the law , no reserves were required for the year ended December 31, 2008. Jinpan China is not required to maintain reserves because there was no distribution of income for the year ended December 31, 2008

The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund represent appropriations made at the sole discretion of the Company’s board of directors. The statutory reserve fund and enterprise expansion fund are used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Hainan Jinpan. During the years ended December 31, 2008, 2007 and 2006, the directors of Hainan Jinpan approved the following appropriations to reserves.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

12.	DISTRIBUTION OF INCOME (CONTINUED)

	2008	2008	2007	2006
	US$	RMB	RMB	RMB
Statutory reserve fund	-	-	2,265	7,316
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	-	-
	-	-	2,265	7,316

The Company declared a cash dividend of US$0.24 per Common Share on January 15, 2008, which was paid on February 20, 2008 and July 16, 2008. The Company also declared cash dividends of US$0.24 per Common Share in 2007 and 2006.

13.	COMMITMENTS AND CONTINGENT LIABILITIES

(a)	Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements. These operating leases expire in various years through 2022. These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2008:

	US$	RMB
	(In thousands)
2009	530	3,613
2010	79	540
2011	62	420
2012	53	358
2013	53	358
2014 after	472	3,225
Total minimum lease payments	1,249	8,514

(b)	Capital commitments

As of December 31, 2008, the Group has commitments of RMB 15,755,000 for the purchase of new office and plant and machinery.

(c)	Employment contracts

The Group’s employees in the PRC include engineers, technicians, management administrative personnel, marketing and sales personnel, and factory personnel while employees in U.S. include management, administration and marketing personnel. All of the employees except U.S. employees are contract employees and have entered into renewable employment contracts with the Group’s applicable entities. Terms of the employment agreements with management, engineers, sales persons and technicians range from two to five years and terms of the employment agreements with support personnel range from six months to one year.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

13.	COMMITMENTS AND CONTINGENT LIABILITIES (CONTINUED)

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2008:

	US$	RMB
	(In thousands)

2009	877	5,985
2010	877	5,985
2011	648	4,422
2012	162	1,102
2013	159	1,083
Total minimum employment contract payments	2,723	18,577

(d)	Licensee agreement

The group is engaged in a licensee agreement with a third party that designs certain line reactors. This agreement provides us the exclusive right to the license to manufacture, assemble, sell, and maintain the licensed products. Licensee expense was RMB 2,315,000, RMB 1,724,000 and RMB 1,134,000 for the years ended December 31, 2008, 2007, and 2006, respectively.

14.	FINANCIAL INSTRUMENTS

(a)	Concentrations of Credit Risk

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and short-term investments.

The Group maintains cash and cash equivalents with the Bank of China, Industrial and Commercial Bank of China, China Construction Bank and Nan-Yang Commercial Bank in the PRC and Citibank, N.A. in the U.S.

Concentrations of credit risk with respect to accounts receivable are minimal because the Group has many different customers. The Group also performs ongoing credit evaluations of its customers’ financial conditions and, as a result, does not require collateral for Accounts Receivable.

The Group’s allowance for doubtful accounts is based on the expected collectability of accounts receivable.  Actual losses during 2008 were within management’s estimation.

(b)	Cash and cash equivalents

The carrying amount reported on the Consolidated Balance Sheets for cash and cash equivalents approximates their fair value because of the short maturity of those instruments.

(c)	Investments, accounts receivable, notes receivable, other receivables, advance from customers and bank loans

The carrying amounts reported on the Consolidated Balance Sheets for these items approximate their fair value. The carrying value of accounts receivable, notes receivable, other receivables, advance from customers, accruals, and bank loans approximate their market values based on their short-term maturities.

15.	CONCENTRATION OF RISK

During 2008, the Group was dependent on two major suppliers Hexion (Bakelite AG) and Xiamen Xiangyu Speed Fair Trading Co., Ltd. for cast resin, which accounted for 2.0% (1.9% in 2007) and 1.3% (2.0% in 2007) of total purchases, respectively.  Additionally, the Group was dependent on three major suppliers: Wuhan Steel Processing Co., Ltd., Thyssenkrupp Electrical Steel GmbH, and Legnano Teknoelectric Company Spa for silicon steel, which accounted for 23.3% (2007: 29.5%), 7.2% (2007: 5.7%) and 4.7% (2007: 0.2%) of total purchases, respectively. The Group is also dependent on TongLing Nonferrous Metals Group Inc. and Jiangying Jinqiu Group Co.Ltd. for copper foil, which accounted for 10.6% (2007: 12.3%) and 1.9% (2007: 1.5%) of total purchases, respectively.

A significant portion of our sales revenues is concentrated on one OEM, which is our largest customer.  Sales to our largest customer accounted for 18.4%, 9.6%, and 6.3% for years 2008, 2007 and 2006, respectively.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

16.	PENSION AND OTHER POST RETIREMENT BENEFITS

In the beginning of 2006, Jinpan USA set up a Simple IRA plan for its employees. The amounts employees contribute are tax deferred. During 2007 and 2008, Jinpan USA, did not make any contributions.

Hainan Jinpan and Jinpan China have a defined contribution retirement plan for their employees. As required by PRC laws and organized by local government, Hainan Jinpan and Jinpan China make certain statutory contributions to the plan.  All permanent employees are entitled to an annual pension that is equal to a fixed proportion of their final annual salary at their retirement date. Hainan Jinpan and Jinpan China and its employees are required to make contributions to the retirement plan at rates of 20% and 8% of each employees’ annual salary, respectively. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government, which is responsible for the payments of pension benefits to retired employees. Hainan Jinpan and Jinpan China have no obligations for the pension benefits beyond the annual contributions as described above. The pension costs recognized by Hainan Jinpan and Jinpan China during the years ended December 31, 2008, 2007 and 2006 amounted to RMB 2,852,000 (US$404,000), RMB 1,693,000 and RMB 1,052,000 respectively.

17.	OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

We operate in one reportable segment, electrical distribution equipment, and we manufacture four products lines: cast resin transformer, switchgear, substation, and line reactors. We sell our products in the People’s Republic of China, the United States, and Europe.

Geographic area data

	Year ended December 31,
	2008	2008	2007	2006
	US$	RMB	RMB	RMB
	(In thousands)
Revenues from external customers:
United States	8,575	60,622	45,545	18,606
Europe	11,000	77,550	-	-
PRC	134,404	948,703	857,816	634,602
	153,979	1,086,875	903,361	653,208
Property, Plant, and Equipment by area:
United States	64	433	322	50
PRC	19,328	131,869	65,553	45,801
	19,392	132,302	65,875	45,851

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

18.	EQUITY

Under a repurchase program, the Company is authorized to purchase up to 640,000 Common Shares from time-to-time in the open market and through privately, negotiated transactions. This repurchase program is to be financed from internally generated corporate funds, with the acquired stock to be available for use under the Group’s stock option plan or for other corporate purposes. As of December 31, 2008 and 2007, 212,470 Common Shares were purchased at an aggregate cost of US$823,417, approximately RMB 6,779,000. The Company did not purchase any of its stock in the open market during 2008.

The Company issued 4,000, 6,000 and nil shares respectively in 2006, 2007 and 2008 from its treasury shares to the employees who exercised their stock options.

The Company’s convertible preferred stock (“preferred stock”) is convertible at any time into Common Shares at the rate of 1-to-1 and each share of preferred stock entitles its holder to the same number of votes as a Common Share. In the event of the Company’s liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of Common Shares in the distribution of assets in an amount equal to the sum of: (i) US$2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share.

On December 22, 2006, the Company sold an aggregate of 1,350,371 Common Shares in a private placement for a total of RMB 200.3 million (US$25.7 million). The net proceeds were approximately RMB 185.0 million (US$23.7 million) after deducting RMB 15.4 million (US$1.9 million) of issuance costs related to the private placement.

(a)	1997 Stock Option Plan

A total of 1,000,000 Common Shares have been reserved for issuance under the Company’s 1997 Stock Option Plan. The 1997 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 1997 Stock Option Plan, which was established in October 1997, is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the 1997 Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. Options shall be fully vested and become exercisable at the date of grant. The maximum term of options granted under the 1997 Stock Option Plan is 10 years.

(b)	2001 Stock Option Agreements

In February 2001, the Company entered into stock option agreements with five of its directors and an officer, to purchase 120,000 Common Shares. Options granted are exercisable at the price of US$1.35 per share and subject to expiration 8 years from the date of grant, are not transferable other than on death and are exercisable from the date of grant.

The Group accounted for these stock option agreements under APB 25 and related interpretations and no compensation expense was recognized.

A director and an officer, each terminated their relationships with the Company in June and August 2002, respectively. For certain options granted in 2001, these persons were permitted to retain those options.

In February 2004, one of the directors exercised stock options to purchase total 20,000 Common Shares at the exercise price of US$1.35 per share. The Company received US$27,000 from these exercises. During 2006, four other directors exercised their stock options to purchase an aggregate of 65,000 Common Shares at an exercise price of US$1.35 per share. The Company received US$87,750 from these exercises. During 2007, one director exercised stock option to purchase 15,000 Common Shares at the price of US$1.35 per share. The Company received US$20,250 from this exercise. There were no options exercised by directors during 2008.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

18.	EQUITY (CONTINUED)

(c)	2003 Stock Option Agreement

In September 2003, the Company issued options to purchase 140,000 Common Shares, exercisable at a price of US$3.55 per share and expire 10 years from the date of grant. The options are subject to termination from employment, are not transferable other than upon death and are exercisable from the date of grant.

In March 2004, two employees exercised stock options to purchase 8,000 Common Shares at an exercise price of US$3.55 per share. The Company received US$28,400 from these exercises.

In April 2005, one employee exercised stock option to purchase total 700 Common Shares at the exercise price of US$3.55 per share. The Company received US$2,485 from these exercises.

During 2006, certain employees exercised stock options to purchase 41,300 Common Shares. The Company received US$146,615 from these exercises.

During 2007, one employee exercised a stock option to purchase 4,000 Common Shares. The Company received US$14,200 from this exercise.

No options were exercised by employees during 2008.

(d)	2004 Stock Option Agreement

In January 2004, the Company entered into stock option agreement with three of its independent directors, to purchase 30,000 Common Shares. Options granted are exercisable at a price of US$7.34 per share and expire 10 years from the date granted. The options are not transferable other than upon death and are exercisable from the date granted.

In August 2006, one of the Company’s directors exercised stock options to purchase 10,000 Common Shares. The Company received US$ 73,400 from this exercise.

In October, 2007, one of the company’s directors exercised stock options to purchase 2,000 Common Shares. The Company received US$ 14,680 from this exercise.

No options were exercised by directors during 2008.

(e)	2006 Stock Option Agreement

In October 2006, the Company adopted the 2006 Stock Option Plan, under which 300,000 Common Shares have been reserved for issuance. The 2006 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 2006 Stock Option Plan is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the 2006 Stock Option Plan must be at least equal to the fair market value of a Common Share on the date of grant. Options shall be fully vested and become exercisable on the date of vesting. The maximum term of options granted under the 2006 Stock Option Plan is 10 years. In March, 2007, the Group entered into stock option agreement with certain directors and employees, to purchase 27,250 Common Shares. Options granted are exercisable at the price of US$18.07 per share and expire 5 years from the dated granted. The options are not transferable other than upon death and are exercisable from the date granted.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

18.	EQUITY (CONTINUED)

In March 2008, the Company issued options to purchase 55,500 Common Shares. Options granted are exercisable at a price of US$23.30 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. The vesting dates range from the date of grant to January 1, 2011.

In April 2008, the Company issued options to purchase 10,750 Common Shares. Options granted are exercisable at the price of US$30.57 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. The options vested on January 1, 2009.

(f)	Warrants

In March, 2007, the Company issued warrants to purchase 100,000 Common Shares in connection with a private placement. This option is exercisable at a price of US$ 23.30 per share and expires on March 15, 2012.

(g)	Common Shares Reserved for Options, Warrants and Preferred Stock

	December 31,
	2008	2007

Warrants	100,000	100,000
Stock options	217,500	151,250
Preferred stock	3,044	6,111

Total	320,544	257,361

(h)	Stock Option Activity

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. There were no options issued in 2006 and all options granted prior to January 1, 2006 were vested. Therefore, no expense was recognized in 2006 after adoption of SFAS 123(R). The weighted-average exercise price for options outstanding as of December 31, 2008 was US$11.86. The weighted-average remaining contractual life of those options was 4.20 years.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

18.	EQUITY (CONTINUED)

(i)	Option Valuation Assumptions

The following assumptions were used for calculating fair value of stock options:

	December 31
	2008	2007
Risk -free interest rate	1.55%	4.00%
Average expected lives (years)	3	3
Dividend yield	1.03%	1.30%
Expected volatility	68.48%	66.14%

The Company’s calculation of expected volatility for the year ended December 31, 2008 was based on historical volatility of stock price. The computation of expected life was determined based on historical experience of similar awards giving consideration of contractual terms, vesting schedules and expectation of future optionee behavior. The interest rate is based on the similar U.S. Treasury yields in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions.

(j)	Option Award Activity

A summary of the Company’s stock option activities, and related information for the years ended December 31, 2008, 2007 and 2006 are as follows:

	2008		2007		2006
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$

Outstanding at beginning of year	151,250	6.33	145,000	3.54	261,300	3.14
Granted	66,250	24.48	27,250	18.07	-	-
Exercised	-	-	(21,000)	2.34	(116,300)	2.65
Cancelled	-	-	-	-	-	-
Forfeited	-	-	-	-	-	-
Outstanding at the end of year	217,500	11.86	151,250	6.33	145,000	3.54
Exercisable at the year end	160,750	7.33	151,250	6.33	145,000	3.54

Weighted average fair value of options granted during the year	US$24.48		US$18.07		N/A

A summary of the status of the Company’s nonvested shares as of December 31, 2008, and changes during the year ended December 31, 2008, is presented below:

		Weighted-Average
		Grant-Date
Nonvested Shares	Shares	Fair Value
Nonvested at January 1, 2008	-	US$	-
Granted	66,250		24.48
Vested	(9,500)		23.30
Forfeited	-		-
Nonvested at December 31, 2008	56,750	US$	24.68

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

18.	EQUITY (CONTINUED)

The Company recognized approximately RMB 659,000 and RMB 1,576,000 of compensation cost for the years ended December 31, 2008 and 2007. No compensation costs were recognized for the year ended December 31, 2006. No income tax benefit was recognized for the years ended December 31, 2008, 2007 and 2006. The total intrinsic value of options exercised during the years ended December 31, 2008, 2007 and 2006 was nil, RMB 2,835,000 and RMB 4,942,000, respectively. There were no options exercised during the year 2008. The total fair value of shares vested during the years ended December 31, 2008 and 2007 were approximately RMB1,510,000  and RMB 5,168,000 respectively. No shares were vested for the year ended December 31, 2006. Total compensation cost related to nonvested stock options that are not recognized at the end of December 31, 2008 and will be recognized in future years is RMB 4,319,000. The weighted average period of nonvested stock options that is expected to be recognized is 3 years.

The following table summarizes information with respect to options outstanding at December 31, 2008:

		Options	Outstanding			Options Currently	Exercisable
			Weighted Average
			Remaining	Weighted			Weighted
Exercise Price		Number Outstanding	Contractual Life (in years)	Average Exercise Price		Number Exercisable	Average Exercise Price
US$	1.35	20,000	0.12	US$	1.35	20,000	US$	1.35
US$	3.55	86,000	4.73	US$	3.55	86,000	US$	3.55
US$	7.34	18,000	5.04	US$	7.34	18,000	US$	7.34
US$	18.07	27,250	3.20	US$	18.07	27,250	US$	18.07
US$	23.30	55,500	4.30	US$	23.30	9,500	US$	23.30
US$	30.57	10,750	4.30	US$	30.57	0	US$	30.57
		217,500	4.20	US$	11.86	160,750	US$	7.33

(k)	Warrants Valuation Assumptions

We measure the fair value of each warrant at the date of granting using the Black-Scholes option-pricing model. The Black-Scholes option pricing model was developed for use in estimating fair value of traded warrants, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return.

The fair value of the warrants, issued in March 2007, in the amount of RMB 6,231,879, was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2007: risk-free interest rate was 4.47%, an expected dividend yield of 1.03%, the volatility factor of the expected market price of the Common Shares was 66.14%, and a weighted average contractual life of the warrants of 5 years. At December 31, 2008, all of these warrants were unexercised.

19.	RELATED PARTY TRANSACTIONS

In 2008, Hainan Jinpan borrowed RMB 20.5 million (US$ 3.0 million) from the parent company, Jinpan International Limited. This loan carries an annual interest rate of 7.0%. The loan was repaid on May 26, 2009.

20.	SUBSEQUENT EVENT

(a)	Cash Dividend

On February 6, 2009, the Company declared a cash dividend of US$0.24 per Common Share for the year 2008. The Company made the first distribution of US$0.12 per share on February 27, 2009, to shareholders of record on February 20, 2009. The second distribution will be made during the second half of the year.

Jinpan International Limited and Subsidiaries

Notes to Consolidated Financial Statements

21.	PARENT ONLY FINANCIAL INFORMATION

Below is the Company’s Balance Sheet as of December 31, 2008 and Income Statement for the year then ended. This information is for Jinpan International Limited, the parent company only and is not on a consolidated basis.

Jinpan International Limited Balance Sheet

	December 31,
	2008	2007
	RMB	RMB
Cash and cash equivalents	438,168	24,422,934
Investments available for sale	-	1,412,176
Other Receivable	-	25,531
Prepaid	93,809	-
Due from Subsidiaries	21,047,604	9,313,497
Investment in Subsidiaries	704,674,499	561,285,702
Total Assets	726,254,080	596,459,840

Accounts Payable	444,165	157,118
Professional Fee Payable	2,701,226	904,530
Total Liabilities	3,145,391	1,061,648

Common Stock	603,399	601,898
Common Stock-Warrants	6,231,879	6,231,879
Convertible Preferred Stock	1,002	2,055
Paid-in Capital	262,754,046	262,093,437
Reserves	31,450,949	31,450,949
Retained Earnings	425,471,080	299,489,215
Accumulated other Comprehensive Income	3,121,952	2,054,377
Treasury Stock	(6,525,618)	(6,525,618)
Total Shareholders’ Equity	723,108,689	595,398,192

Total Liabilities and Shareholders’ Equity	726,254,080	596,459,840

Jinpan International Limited Income Statement

	For the year ended December 31,
	2008	2007	2006
	RMB	RMB	RMB
Earnings from Subsidiaries	176,178,254	151,337,199	86,282,299
General and Administration Expenses	(14,674,264)	(11,787,297)	(6,456,899)
Operating Profit	161,503,990	139,549,902	79,825,400
Other Income	1,915,053	1,045,269	601,106
Net Income Before Tax	163,419,043	140,595,171	80,426,506
Income Tax	(23,741,787)	(16,809,009)	(10,891,356)
Income After tax	139,677,256	123,786,162	69,535,150
Minority Interest	-	-	(9,875,819)
Net income after Tax	139,677,256	123,786,162	59,659,331