Form 20-F
period 2009-12-31
JINPAN INTERNATIONAL LTD
filed 2010-06-17
CIK 1053008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009

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

c/o Hainan Jinpan Electric Company, Ltd
No. 168 Nanhai Avenue (Building No. 7), Haikou Free Trade Zone
Haikou, Hainan
People’s Republic of China
(Address of principal executive offices)

Mark Du, Chief Financial Officer
390 Veterans Boulevard
Carlstadt, NJ 07072
Telephone: (201) 460-8778 (x140)
Facsimile: (201) 460-8775
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

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 8,212,728 Common Shares, par value $0.009 per share

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

FORWARD-LOOKING STATEMENTS

All statements made in this Annual Report on Form 20-F other than purely historical information are “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include statements regarding future plans and objectives. These statements may be preceded or followed by or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “continues,” “plans,” “estimates,” “projects” or similar expressions or statements that events “will,” “should,” “could,” “might” or “may” occur. These statements are only our current expectations. These statements appear throughout this Annual Report on Form 20-F, including under “Item 3. Key Information – Risk Factors” and “Item 5 – Operating and Financial Review and Prospects.” They are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Annual Report on Form 20-F and other risks, including:
  our ability to successfully implement our business strategy;
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

PART I

Unless specifically referenced, the following entities are collectively referred in this annual report as “we,” “us” or “our”:

(1)	Jinpan International Limited (“Jinpan International”), a British Virgin Islands business company;

(2)	Jinpan International (USA) Limited (“Jinpan USA”), a New York corporation and wholly owned subsidiary of Jinpan International;

(3)	Jinpan Realty Group, LLC (“Jinpan Realty”), a New Jersey limited liability company and wholly owned subsidiary of Jinpan International;

(4)	Jinpan Electric (China) Company Limited (“Jinpan China”), a foreign funded PRC limited liability company and wholly owned subsidiary of Jinpan International;

(5)	Hainan Jinpan Electric Company Limited (“Hainan Jinpan”), a sino-foreign cooperative venture owned by Jinpan International and Wuhan Jinpan Electric Company Ltd.;

(6)	Hainan Jinpan R&D Company Limited (“Hainan Jinpan R&D”). a Chinese enterprise wholly-owned by Hainan Jinpan;

(7)	Wuhan Jinpan Electric Company Limited (“Wuhan Jinpan”), a Chinese enterprise owned by Jinpan China and Hainan Jinpan;

(8)	Shanghai Jinpan Electric Company Limited (“Shanghai Jinpan”), a Chinese enterprise owned by Jinpan China and Hainan Jinpan;

(9)	Jinpan Electric Group Alternative Energy Equipment (Shanghai) Co. Ltd. (“Jinpan Alternative Energy”), a Chinese enterprise wholly owned by Shanghai Jinpan;

(10)	Jinpan Electric Group Transmission and Distribution Automation Equipment (Shanghai) Co. Ltd. (“Jinpan T&D”), a Chinese enterprise wholly owned by Shanghai Jinpan;

(11)	Jinpan Electric Group International Trading (Shanghai) Co. Ltd. (“Jinpan Trading”), a Chinese enterprise wholly owned by Shanghai Jinpan; and

(12)	Shanghai Pan-Ding Investment Co. Ltd. (“Shanghai Panding”), a Chinese enterprise wholly owned by Shanghai Jinpan.

Item 1.  Identity of Directors, Senior Management and Advisors

Not Applicable.

Item 2.  Offer Statistics and Expected Timetable

Not Applicable.

Item 3.  Key Information

A.           Selected Financial Data

The following selected financial data should be read in conjunction with “Item 5. Operating and Financial Review and Prospects” and the consolidated financial statements and notes included in this Annual Report on Form 20-F.

We prepare our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The following selected financial data have been derived from our audited consolidated financial statements for each of the years from 2005 to 2009. The selected consolidated statement of income data for the years 2007, 2008, and 2009, and the selected consolidated balance sheet data at December 31, 2008 and 2009, have been derived from our audited consolidated financial statements set forth in “Item 18. Financial Statements.” The selected consolidated statement of income data for the years 2005 and 2006, and the selected consolidated balance sheet data at December 31, 2005, 2006 and 2007, has been derived from our previously published audited consolidated financial statements, which are not included in this report. These selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and are qualified entirely by reference to such consolidated financial statements.

All of the Earnings per share, Number of shares outstanding and Dividends per share below have been adjusted to reflect the two-for-one stock split of our common shares, effective February 6, 2010, as if such reverse split had been in effect during the periods indicated.

	Year ended December 31,
	2005	2006	2007	2008	2009
	RMB	RMB	RMB	RMB	RMB	US$(1)
	(In thousands, except per share and share data)
Income Statement Data:
Net sales	438,219	653,208	903,361	1,086,875	1,084,303		158,879
Costs of goods sold	(297,818)	(471,403)	(588,941)	(741,887)	(625,817)		(91,699)
Gross profit	140,401	181,805	314,420	344,988	458,486		67,180
Selling and administrative expenses	(88,407)	(104,200)	(173,434)	(185,055)	(245,956)		(36,039)
Income from operations	51,994	77,605	140,986	159,933	212,530		31,141
Interest expense	(1,499)	(2,231)	(3,515)	(8,433)	(1,446)		(212)
Non operating income	2,807	5,052	3,124	11,919	7,069		1,036
Income before income taxes	53,302	80,426	140,595	163,419	218,153		31,965
Income taxes	(8,744)	(10,891)	(16,809)	(23,742)	(20,428)		(2,993)
Income before minority interest	44,558	69,535	123,786	139,677	197,725		28,972
Minority interest	(7,482)	(9,876)	-	-	-		-
Net income	37,076	59,659	123,786	139,677	197,725		28,972

Earnings per share:
Basic	2.85	4.50	7.76	8.74	12.33		1.81
Diluted	2.79	4.44	7.65	8.59	12.15		1.78
Number of shares outstanding:(2)
Basic	12,999,796	13,251,452	15,953,510	15,970,160	16,028,152		16,028,152
Diluted	13,280,792	13,457,830	16,181,260	16,261,196	16,269,440		16,269,440

Dividends per share	$ US$ 0.10	$ US$ 0.12	$ US$ 0.12	$ US$ 0.12	RMB 0.81	$	US 0.12

Balance Sheet Data:
Cash and cash equivalents	52,396	256,320	114,565	105,120	161,554		23,664
Total assets	411,197	707,870	884,627	1,108,283	1,244,298		182,261
Net assets	258,807	490,219	603,574	731,282	928,054		135,939
Minority interest	6,200	8,358	-	-	-		-
Equity	258,807	490,219	603,574	731,282	928,054		135,939

Cash Flows Data
Depreciation	6,393	6,834	9,615	11,725	25,512		3,738
Capital expenditures:(3)	9,256	21,231	51,296	132,032	54,717		8,017
Ratio of earnings to fixed charges(4)	2.74%	2.70%	2.44%	4.91%	0.66%		0.66%

____________________
(1)
Conversion of amounts from Renminbi into U.S. dollars has been made at the noon buying rate in New York City for cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York on December 31, 2009 of RMB 6.83 = US$1.00. No representation is made that the Renminbi amounts could have been, or could be, converted into U.S. dollars at this rate or at any other established rate.

(2)
There are 40,000,000 common shares authorized and 2,000,000 shares of preferred shares authorized as of December 31, 2009. However, these amounts have been adjusted to reflect the two-for-one stock split of our common shares, effective February 6, 2010, as if such reverse split had been in effect during the periods indicated.

(3)	Capital expenditures are comprised of the purchase of equipment, payment for construction-in-progress, and acquisition of land use rights.

(4)	Earnings consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expenses and amortization of deferred financing fees.

Exchange Rate Information

As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for Renminbi Yuan, referred to in the financial statements as “RMB” or “Renminbi,” expressed in U.S. dollars per Renminbi, using the noon buying rate in the City of New York City cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Renminbi is the lawful currency of the People’s Republic of China or the PRC. The Noon Buying Rate certified by the New York Federal Reserve Bank for RMB on June 1, 2010 was USD$1 = RMB 6.8275

The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for RMB. Amounts are expressed in RMB per US dollar 1.00.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
		(RMB per US$1.00)
2005	8.0702	8.1826	8.2765	8.0702
2006	7.8041	7. 9579	8.0702	7.8041
2007	7.2946	7.5906	7.7714	7.2946
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8270	6.8408	6.8226	6.8533
December 2009	6.8270	6.8361	6.8226	6.8491
January 2010	6.8268	6.8202	6.8280	6.8295
February 2010	6.8260	6.8211	6.7941	6.8336
March 2010	6.8259	6.8169	6.8236	6.8378
April 2010	6.8252	6.8158	6.7756	6.8376
May 2010	6.8279	6.8138	6.8273	6.8403
June 2010 (through June 1, 2010)	6.8386	6.8386	6.8383	6.8388

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

In 2009, revenue derived from the sale of cast resin transformers accounted for 80.7% of our net sales, or RMB 879.5 million. Continuing in the future, we expect a significant portion of our revenue to come from the sale of cast resin transformers. Accordingly, our future operating results will depend on the demand for this product. We cannot assure you that the market will continue to demand our current product or that we will be successful in marketing any new or enhanced products. If our competitors produce new products that are superior to our cast resin transformers in performance or price, demand for our product may decline. A decline in demand for our cast resin transformers as a result of competition, technological change, economic conditions in China, restrictions on our ability to market this product, or other factors would reduce our total revenues and harm our ability to maintain profitability.

Our operating revenues would decline significantly if we lost one or more of our largest customers, which could have a material adverse impact on our business.

A significant portion of our operating revenues are concentrated among our largest customers. Sales to our five largest customers in the aggregate for the fiscal years ended December 31, 2007, 2008, and 2009, accounted for 23.0%, 26.5%, and 27.0% respectively, of our net sales. Sales to our largest customer for those same periods accounted for 9.6%, 18.4%, and 17.7% of our net sales, respectively. We cannot assure you that any of our principal customers will maintain their volume of business with us or that a similar volume of business will be forthcoming from new or existing customers to replace any lost business. The loss of one or more of these existing principal customers without replacement by a customer of similar volume could have a material adverse effect on our business and financial condition.

We sell all of our reactors to one large original equipment manufacturer, or OEM, and any significant decrease of sales of reactors to this large OEM would have a negative effect on the revenues we receive from the sale of reactors.

In 2009, revenue derived from the sale of reactors accounted for 9% of our net sales, or RMB 98.0 million. Presently, we sell all of our reactors to one large OEM. This is in contrast to a more diversified customer base for our cast resin transformers. Any significant decrease in the sale of reactors to this large OEM could have a material adverse effect on revenue derived from the sale of reactors. In addition, if we fail to collect accounts receivable from this large OEM, we could be subject to significant financial exposure.

If we lose our key personnel, our ability to operate our company and our results of operations may suffer.

Our future growth and success will depend in part on our ability to retain key members of our management, who are familiar with our business and our potential markets. We do not have “key man” or similar insurance on any of these individuals. If we lose their services or the services of key personnel, our financial results or business prospects may be harmed. Additionally, our future growth and success will depend in part on our ability to attract, train and retain sales, marketing, and management personnel. We cannot be certain that we will be able to attract and retain the personnel necessary to manage our operations effectively. Competition for experienced executives from numerous companies may limit our ability to hire or retain personnel on acceptable terms. In addition, many of the companies with which we compete for experienced personnel have greater financial and other resources than we do. Moreover, the employment of non-citizens may be restricted by applicable immigration laws.

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

Our growth may be slow if demand for electric power slows or declines or if there is a decline in fixed asset investment in China.

Our products are used for the distribution of electricity.  Demand for our products is linked closely to increased demand for electrical power in China. According to the National Bureau of Statistics of China (“NBS”), China consumed 3.6973 trillion kilowatt hours in 2009, up 6.2 percent from 2008.  While demand for electricity has been strong over the past several years, we cannot assure that demand for electricity will continue to grow at 2009 rates. Any material decline in the consumption of electricity in China is likely to have an adverse impact on our business.

Our products are used by utilities in building electric grids and infrastructure, industrial manufacturing facilities, and commercial and residential buildings.  Demand for our products is affected by the level of investment in fixed assets.  According to the National Bureau of Statistics of China (“NBS”), investment in fixed assets in China was RMB 22.4846 trillion in 2009, up by 30.1% from 2008.  While investment in fixed assets in China has experienced strong growth over the past several years, we cannot assure that the level of investment would continue at 2010 rates.  Any material decline in fixed asset investment in China is likely to have an adverse impact on our business.

Our growth may be slowed if there is a decline in investment in wind energy.

We supply power distribution equipment for wind towers.  In 2009, the sale of wind energy products accounted for approximately 18% of our revenue or RMB 192.2 Million.  The majority of the wind energy products we sold in 2009 were delivered to Europe and North America.  In 2010, we plan to sell wind energy products in China.  Any material decline of investment in wind energy in the principal markets we serve is likely to have an adverse impact on our business.

Increase in cost, disruption of supply or shortage raw materials could harm our business.

The principal raw materials we require for our business are (1) silicon steel, which forms the core of our transformers, (2) copper and aluminum foil and wire, which wind around the core to form the coil, and (3) cast resin and electric isolation material, which serve as the insulation medium between coils. Prevailing prices for such commodities are subject to fluctuations due to changes in supply and demand and a variety of additional factors beyond our control, such as global political and economic conditions. Historically, prices for some of these raw materials have been volatile and unpredictable, and such volatility is expected to continue.  In the event of unexpected increases in raw material costs, we may be unable to increase our prices to offset these increased costs without suffering reduced volume, revenue or operating income. Furthermore, sustained declines in raw materials prices may also put downward pressure on the unit price of our products and thereby reduce revenue, although such declines in materials prices would not negatively impact our gross margin and operating income.  Currently, we do not hedge against changes in commodity prices.

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

Increased competition may result in reduced prices and loss of market share.

The market for cast resin transformers in China is highly competitive and we expect increased competition in the future. We primarily compete with several large transformer manufacturers as well as a number of small transformer manufacturers. Most of our major competitors in China are partially government owned or private entities. Our future success will largely depend on our marketing efforts and ability to adapt our product to more applications.

In addition, increased competition may result in price reductions or loss of market share, which could adversely affect our business, results of operations or financial condition.

We may face potential foreign competition in China from firms such as ABB, Siemens, and Alstom. These and other potential competitors in China have greater financial and other resources than we do. Increased domestic competition in China and foreign participation may have a material adverse effect on our financial condition and results of operations as well as our business and prospects. In addition, we may not be able to compete successfully in the future with existing or new competitors.

We may face claims or lawsuits for losses due to the failure of our products that may result in costly litigation and divert attention of our management.

Our business exposes us to liability risks that are inherent in the manufacturing and marketing of electric equipment.  Any failure of our products could result in direct and consequential losses to our customers, which could result in our customers filing claims or lawsuits against us for losses resulting from the failure of our products. If a litigant were successful against us it could have an adverse effect on our business, financial condition, results of operations and liquidity. Additionally, a well-publicized actual or perceived problem could adversely affect our market reputation, which could result in a decline in demand for our products. Although we have purchased product liability insurance, our insurance coverage may not be sufficient to cover all our losses.

We may be subject to infringement claims by third parties that could subject us to financial liability or limit our product offerings, and our competitive position could be harmed if we are unable to protect our intellectual property.

We registered the trademark “JST” with the Trademark Bureau of the State Administration of Industry and Commerce in China. We believe that much of our success in growing sales and market share is due to our focus on providing high quality products and services. Achieving greater customer recognition of our trademark is also important to our marketing and expansion efforts. However, with regard to our current trademark or any future trademarks, we cannot be sure that any one or all of the following scenarios has not occurred or will not occur, any one of which could have a material adverse effect upon us:
  we are unable to register other names or service marks that we may consider important;
  our currently registered trademark or any future registered trademark currently does or will violate the proprietary rights of others;
  our trademarks are not upheld by the Chinese government or its judicial system if challenged;
  we are prevented from using our trademarks; or
  because enforcing our proprietary rights or defending against the ownership claims of others may be extremely costly, we may not have the financial resources necessary to enforce or defend our trademarks.
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

  laws and regulations, or their interpretation and enforcement thereof, confiscatory or increased taxation,
  restrictions on currency conversion and currency devaluations, imports, import duties, and sources of supply, or
  the expropriation of private enterprise.
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

Our economic development in China may also be limited by the following:
  governmental imposition of restrictive measures intended to reduce inflation, increase taxes, or reform unprofitable state-owned enterprises, the inadequate development of China’s infrastructure,
  the unavailability of adequate power, water supplies, raw materials, and parts, and limited transportation and communications capabilities.
Under the Chinese government’s program of privatizing many state-owned enterprises, the Chinese government has attempted to grow its revenues by increased tax collection. Presently, most of our subsidiaries enjoy some form of preferential tax treatment in China. See Item 4 – Business Overview – Doing Business in China - China’s Corporate Income Tax. Although we expect the Chinese government to continue to offer preferential tax treatment to our Chinese subsidiaries, we cannot assure that such policies will continue. Changes in tax law or its application may subject us to increased taxation that could adversely affect our profitability.

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

China has implemented a series of economic reform programs since 1978 to revitalize its economy and to improve living standards, including the implementation of policies designed to attract foreign investment and technology.  NBS reported China’s GDP in 2007 and 2008 to be RMB 26.6 trillion and RMB 31 trillion, respectively.  According to the NBS, China’s GDP in 2009 was RMB 33 trillion, up by 8.7% over the previous year.  In the first quarter of 2010, NBS reported China’s GDP to be RMB 8.0577 trillion, a year-on-year increase of 11.9%, which was 5.7% higher than the growth rate in first quarter of 2009. We believe that the 2009 and 2010 first quarter GDP figures show a broad-based recovery of the Chinese economy after the global financial crisis in 2008 and 2009.  However, despite the recent return to double digit growth, it is too early to conclude whether the current growth rate is sustainable.  The Chinese economy may slow after the government’s economic stimulus package has run its course.  The Chinese economy may also slow due to government policies implemented to prevent overheating of the economy, the popping of any speculative asset bubbles, or the impact from negative global economic developments.

Despite recent reforms, we may be adversely affected by China’s undeveloped legal system and it may be difficult to enforce our legal rights under Chinese law or for third parties to enforce the laws of the United States or any other state in China.

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
Also, since a majority of our assets are located in China, it may be difficult for an investor who obtains a judgment in the United States or another state to enforce such foreign judgment in China. Such judgment may be further limited by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors' rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

Any failure by us to control the use or adequately restrict the discharge of hazardous substances or to obtain work safety and professional health approvals, could subject us to potentially significant monetary damages and fines or suspension of our business operations.

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
  political and economic risks, including political instability, currency controls and exchange rate fluctuations,
  changes in import/export regulations, tariff and freight rates, and various forms of protectionist trade legislation that currently exist or have been proposed in some foreign countries.
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

Since 1996, Renminbi has become fully convertible into foreign currency for payments relating to all "current account transactions,” which include, among other things, dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Foreign currency, which is required for current account transactions, can be bought freely at authorized Chinese banks, so long as the procedural requirements prescribed by law are met. Our PRC subsidiaries may retain foreign exchange in their respective current account bank accounts, subject to a maximum limit set by State Administration of Foreign Exchange (“SAFE”), or its local counterpart, for use in payment of international current account transactions. However, conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. (For more details on SAFE restrictions concerning loans or capital contributions to our subsidiaries, see the risk factor below, “Chinese regulation of loans and direct investment by offshore holding companies to PRC entities may delay or prevent us from making loans or capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”) At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks. The foreign exchange earnings may be reserved by Chinese companies or sold to authorized Chinese banks, however, both of which shall be subject to relevant approval of SAFE, unless it is otherwise provided by the state.

Fluctuation in exchange rates between the U.S. dollar and Renminbi have and will continue to affect our balance sheet and earnings per share in U.S. dollars. Fluctuations in the exchange rate have and will also affect the relative value of any earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Very limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert Renminbi into foreign currency.

Future inflation in China may inhibit economic activity.

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. These factors have led the Chinese government to adopt, from time-to-time, various corrective measures to restrict the availability of credit or to regulate growth and contain inflation.

The NBS reported that the general level of consumer prices in China for 2007 and 2008 grew by 4.8% and 5.9%, respectively.  Impacted by the global financial crisis, China experienced deflation in 2009.  According to the NBS, in 2009, the general level of consumer prices in China was down by 0.7% over 2008.  The producer prices for manufactured goods dropped by 5.4%.  Price levels recovered in the first quarter of 2010 as China’s experienced a broad based economic recovery.  NBS reported that in the first quarter of 2010 the general level of consumer prices went up by 2.2% compared to the same period in 2009.  The producer prices for manufactured goods also went up by 5.2% compared to the same period in 2009.  Despite the current low inflation environment, higher rates of inflation may return in the future.  The Chinese government may impose controls on credit and/or prices, or take other action, which could inhibit economic activity in China, and thereby adversely affect the market for our products.

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

Presently, the corporate income tax rate for companies operating in China is 25%. Prior to January 1, 2008, China imposed an income tax of 33% on domestic companies and 15% on foreign companies operating in China. China offered the preferential tax treatment to foreign companies to attract foreign investment into China. Effective January 1, 2008, a uniform corporate tax rate of 25% is applicable to both domestic and foreign funded companies. Under this new EIT law, the Chinese government may offer preferential tax treatment and tax incentives to qualified high-tech companies to attract investment in China. Presently, most of our Chinese subsidiaries receive some form of preferential treatment. However, such policies may not continue. As a result of the new tax law, our subsidiaries will be subject to increased tax rates which could adversely affect our profitability.

In addition, under the new EIT law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Currently, no official interpretation or application of this new “resident enterprise” classification is available. Therefore it is unclear how tax authorities will determine tax residency based on the facts of each case. If the tax authorities determine that we, as a British Virgin Islands holding company, are a “resident enterprise” for EIT purposes, a number of unfavorable tax consequences could follow, including: (1) we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as EIT reporting obligations, (2) although under the new EIT law and its implementing rules, dividends paid to us from our subsidiaries would qualify as “tax-exempt income,” we cannot guarantee that such dividends will not be subject to withholding tax, and (3) the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares if such income is considered PRC-sourced income by the relevant PRC authorities. It is also possible that the rules regarding “resident enterprise” classification may change in the future and possibly be retroactively applied.

Chinese regulation of loans and direct investment by offshore holding companies to or in PRC entities may delay or prevent us from making loans or capital contributions to our PRC subsidiaries, which could materially and adversely affect our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. Any loans or capital contributions we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with SAFE or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by shareholders and registered with such registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. If we were to advance funds to our PRC subsidiaries in the form of loans or capital contributions, which exceed the maximum amount of foreign debt that our PRC subsidiaries are permitted to incur, we may have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and the outcomes may be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process.

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

As a holding company, we rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, including funds necessary to pay dividends on our common shares and to service any debt we may incur. In addition, substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our ability to service our debt and to pay dividends on our common shares depends on the results of operations of our subsidiaries, the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise, our ability to pay amounts due on our obligations, and with respect to our ability to pay dividends, upon current and future agreements governing our debt and Chinese and BVI law.

The instruments governing our current and future debt restrict and may restrict, respectively, our ability to pay dividends or make other distributions to us. Hainan Jinpan's credit facility with Bank of China prohibits Hainan Jinpan from paying dividends if the profits after tax at the end of a fiscal year are zero or negative and the profits after tax do not cover losses from previous fiscal years.   In such a situation, the profits before tax may not be used for repayment of the principal and/or interest due that fiscal year and payment of associated expenses therefor or if the profits before tax are insufficient to fully repay the next principal and/or interest due and to pay associated expenses therefore, then dividends may not be paid. Pursuant to the credit facility with Bank of Communications, Hainan Jinpan did not pay any dividends to Jinpan International and Wuhan Jinpan, its stockholders, during fiscal year 2009 and 2010 unless the interest and principal on outstanding amounts are timely paid and the dividends paid by Hainan Jinpan did for any year do not exceed the net profit for that year. If any of these provisions are violated, all borrowings under the Bank of Communications facility will become immediately due.

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

The market price of our common shares may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

  quarterly variations in operating results;
  changes in financial estimates by securities analysts;
  changes in market valuations of other similar companies;
  announcements by us or our competitors of new products or of significant technical innovations, contracts, acquisitions, strategic partnerships or joint ventures;
  additions or departures of key personnel;
  any deviations in net sales or in losses from levels expected by securities analysts; and
  future sales of common shares.
In addition, the stock market has recently experienced volatility due to political and economic events that has often been unrelated to the performance of particular companies. These market fluctuations may cause our share price to fall regardless of our performance.

Shares eligible for future sale may depress our share price.

As of June 1, 2010, we had 16,425,4561 common shares outstanding. In addition, 464,566 common shares were subject to outstanding options granted under our stock option plan, of which 222,266 shares have vested.

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

We may in the future issue our previously authorized and un-issued securities, resulting in the dilution of the ownership interests of our shareholders. We are currently authorized to issue 40,000,000 common shares. The potential issuance of such additional common shares may create downward pressure on the trading price of our common shares. We may also issue additional common shares or other securities that are convertible into or exercisable for common shares for capital-raising or other business purposes. Future sales of substantial amounts of common shares, or the perception that sales could occur, could have a material adverse effect on the price of our common shares.

Our common shares are unsecured equity interests in our company.

As equity interests, our common shares are not secured by any of our assets. Therefore, in the event we are liquidated, the holders of our common shares will receive a distribution only after all of our secured and unsecured creditors have been paid in full. We may not have sufficient assets after paying our secured and unsecured creditors to make any distribution to the holders of our common shares.

We may not continue to pay cash dividends in the future.

We may not continue to pay cash dividends or even if we do, we may not do so at the current rate. We may elect at any time to retain all future earnings for use in the operation of our business and to fund future growth. Any future cash dividends will depend upon our results of operations, financial condition, cash requirements, the availability of a surplus and other factors. For a discussion of the limits on our ability to pay dividends, See “Risk Factors – Risks Related to Our Chinese Operations – We rely principally on dividends paid by our PRC subsidiaries to fund our cash and financing requirements and to pay dividends. Our ability to pay dividends is restricted.”

Because we are a British Virgin Islands company, your rights as a shareholder may be less clearly established as compared to the rights of shareholders of companies incorporated in other jurisdictions.

Our corporate affairs are governed by our memorandum of association and articles of association and by the BVI Business Companies Act, 2004. Principles of law relating to such matters as the validity of corporate procedures, the fiduciary duties of management and the rights of our shareholders may differ from those that would apply if we were incorporated in the United States or another jurisdiction. The rights of shareholders under British Virgin Islands law are not as clearly established as are the rights of shareholders in many other jurisdictions. Under British Virgin Islands corporate law, our board of directors may negate or modify the three basic rights of shareholders (the right to vote, the right to an equal share in any dividend paid and the right to an equal share in any distribution of our surplus assets). Additionally, our board of directors could negate any transfer of our common shares between shareholders of record. Thus, our shareholders may have more difficulty protecting their interests in the face of actions by our board of directors than they would have as shareholders of a company incorporated in another jurisdiction.

__________________
1
Effective February 6, 2010, Jinpan underwent a 2-for-1 stock split, thereby doubling its number of shares outstanding, doubling its number of shares authorized and halving its stock price as of such date.

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

We have been advised by British Virgin Islands counsel that judgments of United States courts predicated upon the civil liability provisions of the federal securities laws of the United States may be difficult to enforce in British Virgin Islands courts and that there is doubt as to whether British Virgin Islands courts will enter judgments in original actions brought in British Virgin Islands courts predicated solely upon the civil liability provisions of the federal securities laws of the United States. Our PRC counsel has given us similar advice about the ability of investors to effect service of process upon us within China or to enforce judgments against us obtained in the United States.

We may be or become a passive foreign investment company, which could result in adverse U.S. federal income tax consequences to U.S. investors.

We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, generally, U.S. investors who owned our common shares during any taxable year in which we are deemed a PFIC, are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our common shares during the current taxable year of 2009 or any subsequent taxable year if we are treated as a PFIC for that taxable year.

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

Item 4. Information on the Company

A.           History and Development

Jinpan International Limited was incorporated in the British Virgin Islands on April 3, 1997 under the International Business Act of the British Virgin Islands. We are primarily engaged in the design and manufacture of cast resin transformers, switchgears, unit substations, reactors and other wind energy products. Our predecessor Haikou Jinpan Special Transformers Works was established in 1993 as a manufacturer of cast resin transformers.

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

In 2005 and 2006, we invested RMB 4.5 million (US$ 0.7 million) and RMB 21 million (US$ 3.1 million), respectively, on capital expenditures mainly to purchase equipment and to expand the Hainan facility. We funded these expenditures with our available cash, funds generated from operations and borrowings under credit facilities from Nan Yan Commercial Bank and the Bank of China.

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

In 2008, we invested RMB 65.4 million (US$9.6 million) to purchase 72,000 square meters of land and buildings in Shanghai to serve as the site for our third manufacturing facility and as corporate offices. At the Shanghai facility, we plan to manufacture switchgears, reactors and other wind energy products.  To finance this acquisition, we secured loans facilities in the aggregate amount of up to RMB 40.0 million (US$ 5.8 million) and used RMB 25.4 million (US$3.8 million) of our available cash.  By the end of 2009, we have paid back all our bank loans related to the acquisition of the Shanghai facility.

We plan to construct the Shanghai facility in several phases in tandem with our need for additional plants for existing and new product lines.  We began the first phase of construction in September 2008, where we renovated and re-constructed existing buildings on the site to house the production lines for reactors..  In September 2009, we completed this first phase of construction and began to manufacture reactors in Shanghai. In 2009, we incurred RMB 13.8 million (US$2.0 million) for this first phase construction of the Shanghai facility and RMB 6.7 million (US$1.0 million) for equipment.  In the fourth quarter of 2009, we began the second phase of construction at our Shanghai facility to house the production lines of a new wind energy product and a new switchgear product. We project capital expenditures of approximately RMB 81.6 million (US$12.0 million) in the year 2010 for the Shanghai facility’s expansion.  (See Item 4. D. Property, Plant and Equipment-Shanghai Facility, for details on our method of financing for the Shanghai expansion.)

Our headquarters, administrative and manufacturing facilities are located at No. 7 Plant, 168 Nanhai Avenue, Haikou Free Trade Zone, Haikou, Hainan Province, China, and our telephone number is (86) 898-6681-1301. Our subsidiary, Jinpan USA, has administrative offices located at 390 Veterans Boulevard, Carlstadt, New Jersey 07072, the telephone number is (201) 460 8778, and the fax number is (201) 460 8775.  Our website is www.jstusa.net.

B.           Business Overview

General overview

We design, manufacture and market cast resin transformers for the distribution of electricity. Our founders developed some of the first cast resin transformers in China in the early 1980’s and have since established a leading market position based on a reputation for quality, safety, manufacturing efficiency and customer service.  Our cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages and are used in a range of industrial, infrastructure, commercial and residential applications. In 2007, we successfully listed our cast resin transformer products with Underwriters Laboratories (“UL”), becoming one of only two cast resin transformer manufacturers in the world to achieve UL certification. UL is an independent product safety certification organization that has been testing products and writing safety standards for over 100 years. We believe that the UL certification of our cast resin transformer products will help us expand geographically because many potential North American customers only purchase UL certified products.

We manufacture medium voltage cast resin transformers for a variety of end uses and applications, including large industrial, infrastructure and municipal projects such as factories, real estate developments, airports and subway systems. We manufacture four main types of transformers, which are distinguished by their insulation systems, each available in several models that are designed with various power transforming capabilities. In the event that our standard models do not meet a customer’s requirements, we have the capability to manufacture customized products designed to meet the customer’s specific needs. We measure production capacity for our transformer products in kilovolt amperes (“KVA”).

In addition to transformers, we also manufacture switchgears, line reactors, and unit substations.  Switchgears enable operators of a power distribution network to switch equipment in and out of the network. Line reactors limit currents, filter waveforms and attenuate electric noise and harmonics to help balance current and voltage output from wind powered turbines.  Unit substations are integrated products are integrated assemblies comprised of  high voltage switchgear, a transformer, a low voltage switchgear, a power meter and a power factor compensation device all interconnected with cables or buss bars.  Unit substations function as miniature power distribution stations and are commonly used in applications related to the construction and maintenance of city power networks.  We measure our production capacity for switchgears, reactors, and unit substations in units produced.

The sale of wind energy products is one of the fastest growing segments of our business.  Our entrance into the wind equipment market began in to 2004 when we first began to supply line reactors for 1.5MW wind towers to an OEM customer. In 2006, we began to supply both reactors and cast resin transformers for 2.5MW wind towers to the same OEM customer.  Our portfolio of wind energy products in 2009 were comprised of reactors for 1.5MW and 2.5MW wind towers and transformers for 2.5MW wind towers.  Revenue from sales of wind energy products grew concurrently with our product offerings.  Revenue from the sale of wind energy products reached US$ 28.6 million in 2009.   Up to 2009, all of our wind energy products were sold to one OEM customer and destined for the European and North American markets.  Given the large potential market for wind energy products world wide, and particularly in China, we are constructing new facilities for the manufacture of wind energy products, stepping up investment in R&D and working with our existing OEM customer to develop new wind energy products, and establishing new sales channels to address both the Chinese and international markets.

Business Strategy

In 2009, we expanded our market reach in China and internationally, worked with a large OEM customer to develop new wind energy products, and continued efforts to qualify as a supplier of cast resin transformers to more OEM customers.

Key elements of our business strategy included, but were not limited to, the following:

Continue to focus on China’s growing electric infrastructure market.  China remained our largest market in 2009.  Sales in China accounted for approximately 85.1% of our total revenue or RMB 922,533 million (US$ 135.2 million).   In 2009, according to the NBS, China recorded GDP growth of RMB 33.5353 trillion, up by 8.7% from 2008, amid a challenging global economic environment, electricity consumption was 3.6430 trillion KWH in 2009, up 5.96% from 2008.  As a leading manufacturer of cast resin transformers, Jinpan is well positioned to capture this growth.  While our 2009 sales revenue decreased by RMB 2.6 million (US $0.4 million), or 0.2% over 2008, we increased sales volume by 20% to 25%, depending on the product line and achieved a record gross profit of RMB 458.5 million (US $67.2 million), or 42.3 % of sales revenue.    We remain focused on the growing China market. We believe that macroeconomic conditions in China - fast economic growth, rising electricity consumption, increase in fixed asset investment, and urbanization – will continue to drive demand for electricity distribution equipment and provide us with opportunities for growth.

Invest in new, state-of-the-art facilities to increase our manufacturing capacity and efficiency. We continue to invest in advanced manufacturing facilities to expand our product lines and to enhance our competitive position in the market place.  By the end of 2009, the combined transformer manufacturing capacity at our Haikou and Wuhan facilities reached approximately 9.0 million KVA.  In September 2009, we completed construction of the first phase of our Shanghai facility, which substantially increased our production capacity for reactors. In the fourth quarter of 2009, we began to manufacture line reactors at our Shanghai facility.  We are also in the process of the second phase of construction at our Shanghai facility to house the production line for the manufacture of a new wind energy product and a new switchgear product.  We expect to complete the second phase by the end of 2010.  We have ordered equipment for the production of the new switchgear product and anticipate delivery and installation in the fourth quarter of 2010.  We expect to begin manufacturing the new switchgear product in the first quarter of 2011.  We have not yet ordered the equipment for the new wind energy product.  We expect to equip the production line for the new wind energy product in the first quarter of 2011 and to begin manufacturing the new wind energy product in the second quarter of 2011.  At this time, we believe that our transformer manufacturing capacity is sufficient to satisfy demand for the near term.  We believe that the second phase of construction of our Shanghai facility will be critical to our efforts to diversify our product offerings, to increase profitability through the sale of higher margin products, and to position our company for growth in the wind energy sector.

Promote and develop high-margin products for new markets.  We continue to expand the application of our cast resin transformers, designing them to suit new applications and new markets.  However, in 2009, we devoted a substantial portion of our R&D to the development of a new wind energy product and a new switchgear product.  In 2009, we spent RMB 40.8 million (US$ 6.0 million) for research and development.  We expect to complete R&D of both the new wind energy product and a new switchgear product in 2010 and to begin production of both products in 2011.

Building our presence in the OEM market by expanding our wind energy product and leveraging our UL certification.  We continue efforts to expand our relationship with existing and new OEM customers.  In 2009, we supplied transformers for 2.5MW wind towers and reactors for both 1.5MW and 2.5MW to a large OEM customer.  At the same time, we worked closely with this OEM customer in the development of a new wind energy product for use in wind towers.  In the second quarter of 2010, we also entered into a three year agreement with this OEM customer to supply cast resin transformers for conventional power distribution applications.  We also sought to qualify with other international OEMs as a supplier of cast resin transformers.  Currently, we are at various stages of qualification with these OEM customers.  The UL certification of our transformer products in 2007 strengthened our position in the North American OEM market.  As one of two suppliers of UL certified cast resin transformers in the world, we were contacted by OEM companies interested in developing a second source for UL certified cast resin transformers.  We expect to continue making headway in the OEM market.

Expand our global reach beyond our strong position in China.  In 2009, we earned RMB 161.9 million (US$ 23.7 million) from international sales, which represents 14.9% of our total sales revenue or RMB 1,084.3 million (US$158.9 million).  Our international sales in 2006, 2007, and 2008 were RMB 18.6 million (US$ 2.3 million), RMB 45.5 million (US$ 6.0 million), and RMB 138.2 million (US$ 19.6 million), respectively.  International sales in 2009 marked a historical high both in absolute and percentage terms.  Much of the growth in international sales in 2009 was driven by the sale of wind energy products to Europe and new opportunities in North America brought about by the UL certification.  We believe that significant opportunities exist in the developed world for wind energy products as well as for conventional electricity distribution equipment to replace aging infrastructure.  Increasing demand for electricity in developing countries also drive demand for electric infrastructure.  To capitalize on this growth, our strategy is to qualify as suppliers to well known international OEMs and leverage their marketing resources to address the global market.

Products

Cast Resin Transformers:

Transformers step-up and step-down voltages in electric energy applications. Larger transformers are commonly used at power generation facilities to increase voltage and decrease current needs in order to transport electric energy across transmission lines. When the electric energy reaches the end user, a step-down transformer, such as those we manufacture, is used to reduce voltage and increase current for general use. The process of transforming high voltages to low voltages results in energy loss that produces heat and therefore electric transformers must contain effective cooling systems. Transformers are differentiated by their cooling systems, which lowers heat levels during energy loss. Cast resin transformers have several advantages over alternative types of transformers, particularly oil-filled transformers, including greater fire resistance; more environmentally friendly due to a lack of potentially harmful cooling liquids that may leak; lower power requirements; less energy loss; and relatively low maintenance requirements. Although oil-filled transformers are still widely used in China and throughout the world, cast resin transformers are becoming increasingly popular due to these advantages.

Cast resin transformers were developed in Germany in the 1960s as an alternative to oil-filled transformers. In contrast to oil-filled transformers, which have their coils immersed in oil to absorb and disperse heat, coils in cast resin transformers are coated with a dry epoxy resin which is able to withstand temperatures as high as 188 degrees Celsius. Heat passes through the epoxy resin coating and dissipates into the surrounding air. This dry epoxy resin coating serves as the insulation medium between coils. To ensure effective insulation, appropriate precautions must be maintained to ensure that any moisture or condensation has been removed when the epoxy resin is cast. Rather than requiring a liquid like oil to absorb the heat produced, cast resin transformers release the heat produced into the ambient air in the form of hot air.

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

We believe that the main advantages of our cast resin transformers as compared to other electric transformers are that our transformers:
  are manufactured with fire resistant components;
  do not use a potentially environmentally harmful cooling liquid that may leak;
  use less power or produce energy loss than other available transformers;
  require less maintenance;
  are resistant to short circuit shocks;
  have greater emergency overload capability;
  have greater reliability; and
  have smaller dimensions and are less noisy.
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

We have maintained our certifications since their issuance.

As of June 1, 2010, we hold the following management certifications:

No.	Certificate Title	Effective Date	Certification Authority
1	ISO9001:2008 QUALITY MANAGEMENT SYSTEM CERTIFICATION	Dec 25, 2009-May 24, 2012	CHINA UNITED CERTIFICATION CENTER
2	OHSAS18001:1999 OHSAS CERTIFICATION	Dec 25, 2009-May 24, 2012	CHINA UNITED CERTIFICATION CENTER
3	ISO14001:2004 ENVIRONMENTAL MANAGEMENT SYSTEM CERTIFICATION	Dec 25, 2009-May 24, 2012	CHINA UNITED CERTIFICATION CENTER
4	CCS QUALITY MANAGEMENT SYSTEM CERTIFICATION	Oct 28, 2008 – Oct 27, 2011	CHINA CLASSIFICATION SOCIETY CERTIFICATION COMPANY

As of June 1, 2010, we hold the following product certifications:

No.	Certificate Title	Products and Issue Dates		Certification Authority
1	UL	Three Phase Dry-Type Distribution Transformers, Designated Model Code 3T01105800.	Mar 17,2009	UNDERWRITER LABORATORIES, INC.
		Transformers, Distribution, Dry-Type, Over 600 Volts, Dc and SC Series	Jan 26,2007
		General Purpose Transformers, Part Number 151X1230MT01PC01B	Mar 10,2009
		Class 220(R) insulation system, designated JSTIS001	Apr 24,2008
		Transformers, Distribution, Dry-Type, Over 600 Volts	May 02,2002
		Class 220(R) transformer insulation system, designated GC0011	May 02,2002
2	CCC	Low-voltage Switchgear Assemblies, Model Blokset	Dec 12,2009	CHINA QUALITY CERTIFICATION
		Low-voltage Switchgear Assemblies, Model GCS	Nov 26,2009
		Low-voltage reactive power compensating assemblies, Model GGJ	Jul 21,2009
		Low-voltage Switchgear Assemblies, Model GCL	Jan 19,2009
		Low-voltage Switchgear Assemblies, Model GGL1	Jan 19,2009
		Low-voltage Switchgear Assemblies, Model XL	Jan 19,2009
		Low-voltage Switchgear Assemblies, Model GCL	Jan 19,2009
		Low-voltage Switchgear Assemblies, Model GCMS	Jan 19,2009
		Low-voltage Switchgear Assemblies, Model Blokset	Jan 19,2009
		Low-voltage Switchgear Assemblies, Model GGL2	Jan 19,2009
		Low-voltage Switchgear Assemblies, Model GGL3	Jan 19,2009
3	CE	Dry Type Transformer, Model 3T01106900	Feb 26,2009	USAI TECHNOLOGIES SERVICES CO. LTD.

No.	Certificate Title	Products and Issue Dates		Certification Authority
4	CSA	Dry Type Transformer, Model 3T01105800.	June 1, 2009	CSA INTERNATIONAL
		Dry Type Transformer, Model 3T01106900.	June 01,2009

Product certifications are effective upon the issue date as long as the manufacturer passes regularly scheduled audits.

Switchgears

Since 2004, we have successfully developed into a supplier of switch gear products. Switchgears enable operators of a power distribution network to switch equipment in and out of the network. Our switchgears use technology licensed from Schneider Electric (China) Investment Co, Ltd.

Unit Substations

We have also realized successful forward integration through our unit substation business, which began in 1999 and has grown considerably since then. A unit substation is a miniature power distribution station comprised of high voltage switchgear, a transformer, low voltage switchgear, a power meter, and a power factor compensation device all interconnected with cables or buss bars. Hainan Jinpan manufactures unit substations by integrating the aforementioned equipment together with our transformers. Unit substations are commonly used in applications related to construction and renovation of city power networks. Switch gear and transformers are key components in unit substations.

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

Net sales by Products and Geographic Market

Our net sales by product for the years ended December 31, 2007, 2008, and 2009 is as follows:

	Year Ended December 31,
	2007	2008	2009
	(U.S. Dollars in millions)
Cast Resin Transformers	103.8	128.8	129.0
Switchgears and Unit substations	10.2	15.7	15.6
Line Reactors	5.6	9.5	14.3
Total	119.6	154.0	158.9

Our net sales by geographic market is as follows:

	2009	2009	2008	2007
	US$	RMB	RMB	RMB
	(In thousands)
Net Sales
United States	9,917	67,679	60,622	45,545
Europe	13,809	94,241	77,550	-
PRC	135,153	922,383	948,703	857,816
	158,879	1,084,303	1,086,875	903,361

Background information relating to the electric transformer industry in China

Growth in Demand for Electricity

We believe that demand for electricity distribution equipment in China is driven by demand for electric power.  China’s economic growth drives its demand for electric power.  Growth in industrial output, construction, fixed asset investment, and consumer use all contribute to China’s growing demand for electricity.

The Chinese economy grew in 2009 continuing a decade growth trend.    NBS reported China’s GDP in 2007 and 2008 to be RMB 26.5810 trillion and RMB 31.4045 trillion respectively. NBS reported China’s GDP in 2009 as RMB 33.5353 trillion, up by 8.7% over the previous year.  In the first quarter of 2010, NBS reported China’s GDP to be RMB 8.0577 trillion, a year-on-year increase of 11.9%, which was 5.7% higher than the growth rate in first quarter of 2009.  The 2009 and first quarter 2010 GDP figures show a broad-based recovery of the Chinese economy after the global financial crisis in 2008 and 2009.

China’s industrial and construction sectors grew in 2009.  NBS reported that the total value added of the industrial and construction sector to the country’s GDP was RMB 13.4625 trillion, up by 8.3 percent over 2008, and RMB 2.2333 trillion, up by 18.2 percent over 2008, respectively.

Investment in fixed assets in China grew at a brisk pace in 2009.  According to the NBS, the total investment in fixed assets in China was RMB 22.4846 trillion, up by 30.1% over 2008.  Investment assets over the previous four year show a pattern of high growth.  Investments in fixed assets in 2005, 2006, 2007, and 2008 were RMB 8.8774 trillion, RMB 10.9998 trillion, RMB 13.7324 trillion, and 17.2828 trillion respectively.  We believe that the rise in fixed asset investment reflects both the increased government spending during the financial crisis in 2008 and 2009 and economic recovery underway in China.

Demand for electricity rose across the board in 2009.  According to the China Electricity Council (“CEC”), China’s total electricity consumption was 3.6430 trillion KWH in 2009, up 5.96% from 2008.  Consumption grew across agricultural, industrial, and service sectors.

Consumption by the agricultural sector was 94.7 billion KWH in 2009, up 7.86% over 2008.  Consumption by the industrial sector was 2.6993 trillion KWH in 2009, up 4.15% over 2008.  Consumption by the service sector was 392.1 billion KWH in 2009, up 12.11% over 2008.  General consumption, excluding agriculture, industry, and service sectors, was 457.1 billion KWH in 2009, up 11.87% over 2008.  We believe that the rising consumption of electricity in China reflects the underlying trends of continuing industrialization, urbanization, and economic expansion.

Growth in Electric Generation and Distribution Capacity

We believe that growth in power generation capacity will lead to further investment in power distribution capacity, because the electricity generated needs to be delivered to consumers.  We manufacture and market cast resin transformers for both network and distribution applications.  The majority of the transformers we build are distribution transformers under 35KV.  We also manufacture transformers and reactors for transmission and distribution of wind energy.   As a manufacturer of power distribution equipment, we are well positioned to gain from investments to build out the electric grid.

China continued to invest heavily in power generation capacity to meet growing demand.   According to the CEC, in 2009, China spent RMB 371.13 billion on developing power generation infrastructure. China’s total electricity generation capacity reached 874.07 million KW, up 10.23% over 2008.  Thermal power generating capacity reached 652.05 million KW, up 8.16% over 2008.  Hydro electric power generating capacity reached 196.79 million KW, up 14.01% over 2008.  Nuclear power generating capacity remains at 9.08 million KW.  Wind power generating capacity reached 16.13 million KW, up 92.26% over 2008.

China continued to expand its power distribution capacity.  According to the CEC, China spent RMB 384.71 billion on developing its power distribution capacity. China’s electric transformation capacity in 2009, as measured by the capacity of public electric transforming equipment with capacity at or above 35KV, reached

2.82 billion KVA, up 16.03% over 2008.  China’s power transmission capacity in 2009, as measured by the length of power transmission lines above 35 KV,  reached 1.254 million kilometers, up 7.23% over 2008.

Dry Type Transformer Industry

The dry type transformer uses air, rather than liquid, as a cooling medium.  While there are a variety of dry type transformer technologies, two widely used kinds of dry type transformers are cast resin dry type and open ventilated dry type transformers.   Cast resin dry type transformers is the most widely used dry type transformer technology in China.  According to a report published by China CCM, a market research firm, titled “China’s Dry Type Transformer Industry Development Analysis 2010 to 2013” (the “CCM Report”), some 95% of the dry type transformers manufactured in China are cast resin dry type transformers.  Cast resin dry type transformers are also widely used in Europe.  In the United States, in the dry type transformer market, open ventilated dry type transformers are dominant.

China’s dry type transformer production capacity and sales resumed growth after a dip in 2008. According to the CCM Report, China’s total dry type transformer manufacturing capacity reached 68,210 MVA (68.21 million KVA) in 2009, representing a 13.25% increase over 2008.  Dry type transformer capacity sold reached 45,620 MVA (45.62 million KVA) in 2009, up 15.76% over 2008.  These figures indicate a marked in recovery in both production and sales volume from 2008, when production fell 15.47% from 71,250 MVA (71.25 million KVA) in 2007 to 60,230 MVA (60.23 million KVA) in 2008 and sales volume fell 30.15% from 56,420 MVA (56.42 million KVA) in 2007 to 39,410 MVA (39.41 million KVA) in 2008.

Development within China’s dry type transformer industry is uneven.  According to the CCM Report, there are some fifty (50) manufacturers of cast resin transformers in China, the top five (5) manufacturers have 62% market share, and the top ten (10) manufacturers have 80% market share.  There are twenty-one (21) manufacturers with production in excess of 100MVA (100,000 KVA).  Smaller manufacturers, with capacities less than 100MVA (100,000KVA), face aggressive price competition.

In recent years, demand for dry type transformers in China has grown consistently.  According to the CCM Report, the growth in demand had been driven by growth in generation capacity, continuing investment in the re-structuring of urban and rural power grids, increasing rate of urbanization, and the broadening of the range of applications for dry type transformers as dry type transformer replace their oil filled counterparts in many applications.   Going forward, demand stemming from the re-structuring of urban and rural power grids may slow, but growth in demand would continue to be driven by the other three aforementioned factors.

According to the CCM Report, the fast growth rate of China’s power grid in recent years stimulated manufacturers to increase manufacturing capacity.  At the same time, foreign manufacturers have been gradually entering into the China market.  These developments have lead to the saturation of the dry type transformer market and aggressive price competition.  Manufacturers, particularly those of medium and small size, are squeezed between raw material suppliers that wield significant market power and government and private sector buyers who use opening bidding to lower cost.  Furthermore, many medium and small manufacturers lack core technologies, which cause them to stagnate at the mid to low end of the value chain.  In a market where customers are becoming more focused on product reliability and stability in their procurement decisions, the market is dominated by manufacturers with well recognized brand and high quality products.

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

The raw materials used in our cast resin transformers and their sources of supply

The principal raw materials we require for our business are (1) epoxy resin, used to coat the copper coils of our transformers, (2) silicon steel, which comprises the cores of our transformers, and (3) copper and aluminum foils for windings. We maintain at least two suppliers for each of our principal raw materials in order to enhance our ability to obtain an adequate supply of high quality, competitively-priced raw materials.

The price of epoxy resin remained relatively stable in 2009.  However, the price of silicon steel, copper, and aluminum all declined markedly in 2009 compared to prices in 2008.   In 2009, the price of silicon steel, copper, and aluminum averaged RMB 25,000 per ton, RMB 45,000 per ton, and RMB 17,000 per ton ,respectively, compared to an average price of RMB 42,000 per ton, RMB 60,000 per ton, and RMB 23,000 per ton, respectively, in 2008.  We believe that the decline in materials prices was the recent economic down turn which suppressed demand. We expect copper and aluminum prices to stabilize in 2010 as the economic recovery takes hold.  However, the price of silicon steel may continue to decline slightly due to new supply in the China market.

Other raw materials required to produce our products include copper wire, glass fiber, and quartz powder. We purchase our glass fiber and quartz powder from local suppliers in nearby regions and believe that these materials are readily available.

Our sales and marketing network

We have an extensive sales and marketing network in China, which consists of 35 regional sales offices located in various cities. We employ 59 sales representatives, who based in our regional sales offices.  Except for one sales representative, almost all of our sales representatives in China are salaried employees.  In addition to sales representatives at our regional offices, we staff our manufacturing facilities at Haikou, Wuhan, and Shanghai with sales support personnel.

Our significant customers

Sales to our five largest customers for fiscal years ended December 31, 2007, 2008, and 2009 accounted for 23.0%, 26.5%, and 27.0% of total sales, respectively. Sales to our single largest customer for those same periods accounted for, 9.6%, 18.4%, and 17.7% of our net sales, respectively.

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
  we are prevented from using our trademarks; or
  because enforcing our proprietary rights or defending against the ownership claims of others may be extremely costly, we may not have the financial resources necessary to enforce or defend our trademarks.
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

In the second half of 2009, we entered into a series of contracts relating to the design, project management, and construction of factory and worker dormitory buildings at our Shanghai facility.  On August 24, 2009, Shanghai Jinpan entered into an agreement with Shanghai Ming Fang Architectural Research and Design Institute Co., Ltd. for the design of three factory buildings and one dormitory building.  The total cost for the design was RMB 191,355 (USD$28,017).  We received the designs during 2009.

On September 29 2009, Shanghai Jinpan entered into an agreement with Shanghai Kai Tian Construction (Group) Co. Ltd., which serves as the general contractor for the construction of two factory buildings and three employee dormitory buildings. The agreement provides for the completion of the factory buildings by December 25, 2009, and one dormitory building by January 25, 2010.  The terms of construction for the remaining two dormitory buildings are still being negotiated.  The aggregate price of construction is RMB 10.5 million (USD$1.5 million) (including labor and materials, excluding the construction of the steel frame of the two factory buildings).  As of the date of this report, construction of the two factory buildings and one dormitory building have been completed and inspection and final acceptance for these buildings is pending.  Construction of the remaining two dormitory buildings has not commenced.

On September 29, 2009, Shanghai Jinpan also entered into an agreement with Shanghai Gong Ze Steel Structure Co. Ltd. for the construction of the steel frame of the two factory buildings, which, as of the date of this report, has been completed. The agreement provides for the completion of the steel frame prior to December 25, 2009. The price for the construction of the steel frame is RMB 5.0 million (USD$0.7 million) (including labor and materials).

On October 4, 2009, Shanghai Jinpan entered into an agreement with Shanghai Feng Xian Construction Management Co., Ltd. for construction supervision and management services for the construction of 8,500 squared meters industrial buildings. The agreement provides for a term of service of six (6) months, from October 4, 2009 to April 3, 2010. The price for the construction supervision and management services for the period is RMB 105,000 (USD$15,373).

On December 31, 2009, Wuhan Jinpan entered into an agreement with Wuhan Zhen Fa Construction Co. Ltd as the general contractor for the construction of a worker’s dormitory at our Wuhan facility. The agreement provides for construction to begin on January 4, 2010 and be completed on May 14, 2010. The price of construction is RMB 3.2 million (USD$0.5 million) (including labor and materials). As of the date of this report, construction of the dormitory building has been completed.

Our competitors in the electric transformer business

We primarily compete in the cast resin transformer market with a few large transformer manufacturers and a large number of small transformer manufacturers.  Our major competitors in China are re-organized state-owned enterprises either with partial government ownership or has become fully private.  Although some of our competitors entered the market before we did and have achieved greater brand recognition, we believe that our growing brand recognition, the quality of our products, and the efficiency of our operations enable us to compete effectively.  We have a good track record in terms of product quality. To the best of our knowledge, none of our transformers have been the cause of any major accident. We believe that foreign cast resin transformer manufacturers presently do not pose a significant competitive threat to us because of their relatively high production costs. However, we may face increased competition in the future as foreign manufacturers enter into meaningful joint venture arrangements or establish wholly foreign-owned enterprises to manufacture transformers within China.

Seasonality

Historically, our revenue has fluctuated quarterly and has generally been the higher in second half of the year primarily due to the seasonal demand of our customers.  We believe that the seasonality is due to the procurement cycles of our domestic Chinese customers which tend to be heavily weighted in the second half of the year.  In 2009, the first, second, third, and fourth quarter represented 20.3%, 25.7%, 27.6% and 26.4% of full year net sales, respectively.  First quarter shipments in 2009 were strong due to increased shipments of international orders in that quarter.  However, over the past three years, 2007, 2008, and 2009, first quarter net sales on average accounted for 16% of our full year sales.  We believe the seasonality in sales we have seen prior to 2009 is likely to continue in the future.

Doing Business in China

China’s Corporate Income Tax

Presently, the corporate income tax rate for companies operating in China is 25%. Prior to January 1, 2008, China imposed an income tax of 33% on domestic companies and 15% on foreign companies operating in China. China offered the preferential tax treatment to foreign companies to attract foreign investment into China. Effective January 1, 2009, a uniform corporate tax rate of 25% is applicable to both domestic and foreign funded companies. Under this new EIT law, the Chinese government may offer preferential tax treatment and tax incentives to qualified high-tech companies to attract investment in China. Presently, most of our Chinese subsidiaries receive some form of preferential treatment. However, such policies may not continue. As a result of the new tax law, our subsidiaries will be subject to increased tax rates which could adversely affect our profitability.

In addition, under the new EIT law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Currently, no official interpretation or application of this new “resident enterprise” classification is available. Therefore it is unclear how tax authorities will determine tax residency based on the facts of each case. If the tax authorities determine that we, as a British Virgin Islands holding company, are a “resident enterprise” for EIT purposes, a number of unfavorable tax consequences could follow, including: (1) we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as EIT reporting obligations, (2) although under the new EIT law and its implementing rules, dividends paid to us from our subsidiaries would qualify as “tax-exempt income,” we cannot, however, guarantee that such dividends will not be subject to withholding tax, and (3) the new “resident enterprise” classification could result in a situation in which a 10% withholding tax is imposed on dividends we pay to our non-PRC shareholders and with respect to gains derived by our non-PRC shareholders from transferring our shares if such income is considered PRC-sourced income by the relevant PRC authorities. It is also possible that the rules regarding “resident enterprise” classification may change in the future and possibly be retroactively applied.

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

Hainan Jinpan R&D. Hainan Jinpan R&D enjoyed a preferential corporate tax rate of 18% in 2009. The corporate tax rate applicable to Hainan Jinpan R&D would increase by 2% per year up to 25% in 2012.

Jinpan China. Jinpan China was exempt from corporate income tax in 2009. From 2010 to 2012, Jinpan China must pay income tax at a preferential rate of 12.5% or half of the prevailing rate of 25%. After 2012, the corporate tax rate applicable to Jinpan China is 25%.

Wuhan Jinpan. The corporate tax rate applicable to Wuhan Jinpan is 25%.

Shanghai Jinpan. For 2009, the corporate income tax rate applicable to Shanghai Jinpan was 1.25% of its estimated annual sales revenue. Shanghai Jinpan plans to seek qualification with the Chinese government as a high-tech enterprise in 2010. If successful in its application, Shanghai will be subject to a corporate tax rate of 15%. Shanghai Jinpan’s qualification as a high-tech enterprise would be subject to government review and renewal every three years.

Although we expect the Chinese government to continue to offer preferential tax treatment to our Chinese subsidiaries, such policies may not continue indefinitely. As a result of the new tax law, we may be subject to increased taxation which could adversely affect our profitability.

Chinese Regulation on Dividends

Applicable Chinese laws and regulations require that before a Sino-foreign equity joint venture enterprise, such as Hainan Jinpan, distributes profits to its parent company, Jinpan International, it must first do the following:
  satisfy all of its tax liabilities;
  provide for any losses still unpaid from previous years; and
  make allocations, in the proportions as determined by the discretion of the board, to a capital reserve fund and a public welfare fund.
Furthermore, if there is to be any distribution of profits, it is required to be in the proportion of each party’s investment in the joint venture.

For more information on limitations of our subsidiaries to pay dividends to us, its parent company, see Item 8. Financial Information – Dividend Policy.

Chinese Regulation of Loans and Direct Investment by Offshore Holding Companies

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. Any loans or capital contributions we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with SAFE or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by shareholders and registered with such registration authorities.  In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of borrowings that a foreign invested enterprise is permitted to have under PRC law. If we were to advance funds to our PRC subsidiaries in the form of loans or capital contributions, which exceed the maximum amount of foreign debt that our PRC subsidiaries are permitted to incur, we may have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and the outcomes may be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process.

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

Jinpan International Ltd. Organization Chart

Jinpan International Ltd.
100%
Jinpan International (USA) Ltd.
100%
Jinpan Electric (China) Co. Ltd.
95%
95%
30%
Hainan Jinpan Electric Co. Ltd.
5%
Wuhan Jinpan Electric Co. Ltd.
Shanghai Jinpan Electric Co. Ltd.
100%
100%
70%
100%
100%
100%
100%
Jinpan Realty Group, LLC
Hainan Jinpan Electric Research Institute Co. Ltd.
Jinpan Electric Group Alternative Energy Equipment (Shanghai) Co. Ltd.
Jinpan Electric Group Transmission and Distribution Automation Equipment (Shanghai) Co. Ltd.
Jinpan Electric Group International Trading (Shanghai) Co. Ltd.
Shanghai Pan Ding Investment Co. Ltd.

Jinpan USA

Jinpan International has one operating subsidiary in the United States, Jinpan USA.  We incorporated Jinpan USA under the laws of the State of New York in January 1998.  Jinpan USA’s principle office is located in Carlstadt, New Jersey.   Jinpan USA is primarily engaged the sale of cast resin transformers and wind energy products to customers in the US and worldwide. Jinpan USA is wholly-owned by Jinpan International.

Jinpan Realty

We organized Jinpan Realty, a limited liability company ,under the laws of New Jersey in July 2009.  Jinpan Realty owns the land and building located at 390 Veterans Blvd, Carlstadt, New Jersey.  Jinpan Realty leases the building to Jinpan USA for its operations. Its principal office is located in Carlstadt, New Jersey.

Jinpan China

We incorporated Jinpan China, a foreign funded limited liability company, under the laws of the PRC in January 2007. Jinpan China is wholly owned by Jinpan International.  Jinpan China’s principal office is in  Wuhan, Hubei Province, PRC. Hainan Jinpan transferred 95% of its equity in Wuhan Jinpan to Jinpan China, which operates our manufacturing facility located in Wuhan (the facility is owned by Wuhan Jinpan).

Hainan Jinpan

On June 30, 1997, we entered into an agreement with Haikou Jinpan to form a joint venture, Hainan Jinpan, pursuant to which Haikou Jinpan received a 15% equity interest in Hainan Jinpan in exchange for its contribution of buildings, equipment, and other production and related facilities to the joint venture and we received an 85% equity interest in Hainan Jinpan for its capital contribution of US$2.1 million. We assumed management of Hainan Jinpan from Haikou Jinpan after our acquisition of this 85% interest. On February 13, 2007, we purchased Haikou Jinpan’s interests in Hainan Jinpan (15%) for US$11 million. To maintain Hainan Jinpan’s status as a sino-foreign joint venture, Jinpan International subsequently transferred 5% of its equity interest in Hainan Jinpan to Wuhan Jinpan, which qualifies as a domestically funded limited liability company. Prior to September 2006, Hainan Jinpan was our only subsidiary in China and accounted for substantially all of our assets and sales.  Hainan Jinpan is organized under the laws of the PRC.  Its principal office is located in Haikou, Hainan Province, PRC.  It is primarily engaged in the design and manufacture of cast resin transformers, switchgears, and unit substations.

Hainan Jinpan R&D

In September 2008, Hainan Jinpan R&D was organized under the laws of the PRC. Hainan Jinpan R&D is a domestically funded limited liability company incorporated in Haikou, Hainan, China.  It is a wholly owned subsidiary of Hainan Jinpan.  Its principal office is located in Haikou, Hainan Province, PRC. .Hainan Jinpan R&D is primarily engaged in the research and development of new cast resin transformer technologies and manufacturing techniques.

Wuhan Jinpan

In September 2006, Wuhan Jinpan was organized under the laws of the PRC. Wuhan Jinpan is a domestically funded limited liability company incorporated in Wuhan, Hubei Province, China. Wuhan Jinpan is owned by Hainan Jinpan (5%) and Jinpan China (95%). Wuhan Jinpan owns the manufacturing facility in Wuhan. Its principal office is located in Wuhan, Hubei Province, PRC.

Shanghai Jinpan

In June 2008, Jinpan China and Hainan Jinpan jointly acquired a new manufacturing facility in Shanghai China. Shanghai Jinpan is organized under the laws of the PRC. Shanghai Jinpan is a domestically funded PRC limited liability company incorporated in Shanghai, China. Shanghai Jinpan owns and operates the Shanghai facility. Hainan Jinpan and Jinpan China own 70% and 30% of Shanghai Jinpan, respectively.  Its principal office is located in Shanghai, PRC.

Jinpan Alternative Energy

We organized Jinpan Alternative Energy under the laws of the PRC in  January 2010.  Jinpan Alternative Energy is a domestically funded PRC limited liability company incorporated in Shanghai, China.  It is a wholly owned subsidiary of Shanghai Jinpan.  Its principal office is located in Shanghai, China.  The purpose of Jinpan Alternative Energy is to consolidate the design, manufacture, and sale of our wind energy products.

Jinpan T&D

We organized Jinpan T&D under the laws of the PRC in January 2010.  Jinpan T&D is a domestically funded PRC limited liability company incorporated in Shanghai, China.  It is a wholly owned subsidiary of Shanghai Jinpan.  Its principal office is located in Shanghai, China.  The purpose of Jinpan T&D is to consolidate the design, manufacture, and sell our switchgear and other integrated assembly products. u

Jinpan Trading

We organized Jinpan Trading under the laws of the PRC in January 2010.  Jinpan Trading  is a domestically funded PRC limited liability company incorporated in Shanghai, China.  It is a wholly owned subsidiary of Shanghai Jinpan.  Its principal office is located in Shanghai, China. The purpose of Jinpan Trading is to engage in the procurement of raw materials and components for our products.

Shanghai Panding

We organized Shanghai Panding under the laws of the PRC in March 2010.  Jinpan Panding is a domestically funded PRC limited liability company incorporated in Shanghai, China.  It is a wholly owned subsidiary of Shanghai Jinpan.  Its principal office is located in Shanghai, China. The purpose of Shanghai Panding is to hold our new facilities under construction in Shanghai and future investments not directly related to manufacturing

D.           Property, Plant and Equipment

We have three manufacturing facilities in China located in the cities of Haikou, Wuhan, and Shanghai and a transformer storage and testing facility in the United States.

Haikou Facility

Our headquarters, administrative and manufacturing facilities are located at 100 Nanhai Avenue, Haikou, Hainan Province, China, which encompasses approximately 44,000 square meters of building space. Part of the property was previously purchased by Haikou Jinpan and was contributed to Hainan Jinpan. The total annual rent for the leased portion of the property is approximately RMB 125,000 (including maintenance fees), payable monthly.  The Haikou facility manufacturers cast resin transformers, switchgears, and unit substations.   By the end of 2009, our Haikou facility’s transformer production capacity was approximately six (6) million KVA.

Wuhan Facility

In February 2007, we acquired approximately 20,000 square meters of land in Wuhan, which is located in Hubei Province in central China, for a second manufacturing facility. We paid a purchase price of RMB 6.7 million (US$0.97 million) for this Wuhan facility and incurred an additional RMB 26.4 million (US$3.84 million) in construction costs. We financed the acquisition and construction of the Wuhan facility from the net proceeds we received from the sale of our common shares in December 2006. Construction on the Wuhan facility began in early 2007 and was completed in May 2008. We began production in June 2008.  The Wuhan facility manufactures standard cast resin transformers. The Wuhan facility has a transformer production capacity of approximately three (3) million KVA.

On December 31, 2009, we engaged a general contractor for the construction of a worker’s dormitory at our Wuhan facility.  The agreement provides for construction to begin on January 4, 2010 and be completed on May 14, 2010.  (For more details see Item 4. Information of the Company – B. Business Overview – Material Agreements above.)

Shanghai Facility

In June 2008, we acquired land and buildings to serve as a third manufacturing facility near Shanghai. Located in the Shanghai Qingpu Industrial Park, this site covers an area of approximately 72,000 square meters. At time of acquisition, the site contained partially completed buildings designed for manufacturing.  We purchased the facility through a court ordered bankruptcy auction. On June 10, 2008, we paid RMB 64.0 million (US$9.4 million) for the site, plus RMB 1.4 million (US$205,000) in administrative fees associated with the closing. On June 18, 2008, the Shanghai Qingpu District People’s court issued an order granting us the land and buildings on the site.

To fund this acquisition, we secured a loan of RMB 40.0 million (US$5.9 million) from the Bank of Communications, in China at an interest rate that declared by the Bank of China times 1.025. Our borrowings under this credit facility accrued interest at an average interest rate of 5.35% per annum for the year ended December 31, 2008.  We renewed this credit facility in 2009. We also used RMB 24 million (US$3.5 million) from our existing cash funds.  At the end of the 2009, we paid back all our bank loans related to the acquisition of the Shanghai facility.

We plan to manufacture switchgears, reactors and other wind energy products at the Shanghai facility.  We plan to construct the Shanghai facility in several phases in tandem with our need for additional plants for existing and new product lines.  We began the first phase of construction in September 2008, where we renovated and re-constructed the existing buildings on the site to house the production lines for reactors. In September 2009, we completed this first phase of construction and began to manufacture reactors in Shanghai.  We incurred RMB13.8 million (US$ 2.0 million) for this first phase construction of the Shanghai facility and RMB 6. 7 million (US$ 1.0 million) for equipment.

In the fourth quarter of 2009, we began second phase of construction at our Shanghai facility to build the manufacturing plant for a new wind energy product and a new switchgear product.  We expect to complete this second phase by the end of 2010.  We have ordered the equipment for the production of the new switchgear product and anticipate delivery and installation in the fourth quarter of 2010.  We expect to begin manufacturing the new switchgear product in the first quarter of 2011.  We have not yet ordered the equipment for the new wind energy product.  We expect to equip the production line for the new wind energy product in the first quarter of 2011 and to begin manufacturing the new wind energy product in the second quarter of 2011.  Depending on our operational needs, we may order additional equipment for the new wind energy and switchgear plants in 2011. We project capital expenditures of approximately RMB 164.2 million (US$ 24.04 million) over 2010 and 2011 for the Shanghai facility’s expansion.  We are funding the expansion using cash from operations.

We plan to gradually expand our Shanghai facility based on our need for additional capacity to build new products or to expand our existing product offerings.

In the second half of 2009, we entered into a series of contracts relating to the design, project management, and construction of factory and worker dormitory buildings at our Shanghai facility. At the present time, other than the second phase and the dormitory buildings, we have not budgeted for any further expansion of the Shanghai facility.

New Jersey Facility

In October 2009, we purchased a new 15,000 square meter facility in Carlstadt, New Jersey.  The facility serves as the administrative headquarters for our U.S. subsidiary, Jinpan USA, and as a transformer storage, assembly, and service center.  We acquired the facility, which includes land and a newly constructed building for US$ 2.5 million.  We funded this acquisition through mortgage financing from Enterprise Bank, in the amount of US$ 1.7 million and US$ 0.8 million from our own cash flow.  This new facility will enable us to better support our North American customers.

Sales Offices in China

We lease thirty-three (33) and own two (2) sales offices through out China. We also use office space in the sales office of our independent agent in Guangzhou. Instead of paying rent for the use of this office space, we pay additional commissions to our independent sales agent who owns the office.

Capacity

We believe that our facilities, including our machinery and equipment, currently are, and in the foreseeable future will be, generally in good condition, well-maintained and suitable for their intended uses. We also believe that our product assembly and sales and service facilities have adequate capacity to accommodate our present needs and foreseeable business growth.

As of the end of 2009, our Haikou and Wuhan facilities have a combined transformer manufacturing capacity of 9.0 million KVA.  During 2009, our Haikou facility manufactured 5,445 units of transformers, which equates to 4.6 million KVA. The Haikou facility also produced 669 units of switchgears, 187 units of unit substations and 8,282 units of line reactors.  During 2009, our Wuhan facility manufactured 1759 units of transformers, which equates to 1.85 million KVA.  The Wuhan facility also produced 463 units of switchgears and 76 units of unit substations.  The first phase of our Shanghai facility was completed in September 2009.  During the last quarter of 2009, we produced 1,073 units of reactors from the Shanghai facility.

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

Goodwill

Under Accounting Standards Codification (ASC) 350, Goodwill and Other Intangible Assets, goodwill is subject to an annual impairment test. If an event occurs or circumstances change that would more-likely-than-not reduce the fair value of the reporting unit below its carry value, an interim impairment test would be performed between annual tests. The impairment test includes a comparison of estimated discounted cash flows associated with the asset’s carrying amount. If the fair value is less than the carrying value of the asset, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. In the second step, the implied fair market value of goodwill is estimated and compared to the carrying amount of goodwill. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss equal to this excess is recorded. The recorded loss can not exceed the carrying amount of goodwill.

Revenue Recognition

Revenue is recognized when persuasive evidence of an arrangement exists, delivery occurs, the sales price is fixed or determinable and collectability is reasonably assured. There are no acceptance provisions, installation or other services required after the delivery. Revenue is recognized on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer upon delivery, provided that we maintain neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

Stock-based Compensation.

On January 1, 2006, we adopted the provisions of ASC 718, Compensation-Stock Compensation, which requires us to measure and recognize compensation expense for all share-based payment awards based on estimated fair values at the date of grant. Determining the fair value of share-based awards requires judgment in developing assumptions, which involve a number of variables. We calculate fair value by using the Black-Scholes option-pricing model, which requires estimates for expected volatility, expected dividends, the risk-free interest rate and the expected term of the option.

New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance regarding Purchase Price Allocations, Business Combinations), which provides enhanced guidance related to the measurement of identifiable assets acquired, liabilities assumed and disclosure of information related to business combinations and their effect on the company. This guidance is effective for financial statements issued for fiscal years beginning on or after December 15, 2008.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

In December 2007, the FASB issued authoritative guidance regarding Consolidation, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No.51. This requires all entities to report noncontrolling interests (previously referred to as minority interests) in subsidiaries as a separate component of equity in the consolidated financial statements. Moreover, This guidance eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring that such be treated as equity transactions. ASC 810 is effective for fiscal years beginning after December 15, 2008. We expect the impact to be limited to any business combination transaction that occurs after December 31, 2008.

In July 2008, the FASB issued authoritative guidance regarding, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This new guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The new guidance was effective for the Company beginning July 1, 2008, for certain financial assets and liabilities. The new guidance was effective for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis beginning July 1, 2009. The adoption of this guidance did not have a material impact on the Company’s financial statements.

In May 2009, the FASB issued authoritative guidance for, Subsequent Events (formerly SFAS No. 165, Subsequent Events).  This standard sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim and annual periods ending after June 15, 2009. The Company adopted this standard for the year ended December 31, 2009.  The Company assessed events subsequent to December 31, 2009 for potential recognition and disclosure in the consolidated financial statements.  In February 2010, the FASB amended and clarified certain recognition and disclosure requirements for public and certain other entities. Under these amendments, certain entities are required to evaluate subsequent events through the date that the financial statements are issued. Further, an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This amendment is effective for financial statements issued for interim or annual periods ending after June 15, 2010. This amendment is not expected to have a material impact on the Company’s financial statements.

In June 2009, the FASB issued FAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting.  This standard represents the last numbered standard issued by the FASB under the old (pre-Codification) numbering system, and amends the GAAP hierarchy. On July 1, 2009,

FASB launched FASB's new Codification (i.e. the Accounting Standards Codification (ASC)). The Codification supersedes existing GAAP for non-governmental entities. The Codification did not have a material impact on the Company’s financial statements.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value, which provides guidance on how to measure liabilities at fair value in circumstances where a quoted price in an active market for the identical liability is not available. This update is effective for the first reporting period, including interim periods, beginning after issuance. The adoption of this update did not have a material impact on the Company’s financial statements.

In October 2009, the FASB issued ASU No. 2009-17, Consolidations: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. It requires reporting entities to evaluate former qualifying special purpose entities for consolidation, changes the approach to determining a VIE's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. This ASU also requires additional year-end and interim disclosures and is effective for fiscal years commencing after November 15, 2009. We are assessing the potential impact of adoption of this standard.

In January 2010, the FASB issued ASU 2010-06, Value Measurements and Disclosures – Improving Disclosures about Fair value Measurements, which amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures – Overall. ASU 2010-06 requires reporting entities to disclose (1) the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) separate information about purchases, sales, issuance and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3).  ASU 2010-06 also requires reporting entities to provide fair value measurement disclosures for each class of assets and liabilities and disclose the inputs and valuation techniques for fair value measurements that fall within Levels 2 and 3 of the fair value hierarchy.  These disclosures and clarifications are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance and settlements in roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010 and for the interim periods within those fiscal years.  We do not expect the provisions of ASU 2010-06 to have a material impact on our consolidated financial statements

A.           Operating Results

Overview

We design, manufacture and sell cast resin transformers for voltage distribution equipment primarily in China. Historically, our revenue has fluctuated quarterly and has generally been the higher in second half of the year due to the seasonal demand of our customers. We believe this seasonality is likely to continue in the future.

We intend to sustain the long-term growth of our businesses through technological innovation, engineering excellence, expanding our international presence and a commitment to delivering high-quality products and services to our customers. As part of our efforts to maximize growth, we continue to focus on research and development to ensure that our products maintain the quality and efficiency that our customers expect from our brand.

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

  continuing to execute our plan to manufacture, sell, and promote higher margin integrated assemblies such as our switchgear and unit substations internationally; and
  expanding our presence in the OEM market by successfully passing the qualification program of one of the world’s largest power generating equipment manufacturers.
Our focus in 2010 is to build on this foundation and continue to execute well in key areas, including responding effectively to customer needs and continuing to focus internally on product excellence, business efficacy, and accountability across our company. For a discussion of trends we expect for 2010, see “Trends” below.

Summary of Financial Results

The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 2007, 2008 and 2009.

	Year ended December 31,
	2007	2008	2009
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(65.2)%	(68.3)%	(57.7)%
Gross profit	34.8%	31.7%	42.3%
Selling and administrative expenses	(19.5)%	(17.0)%	(22.7)%
Other income	0.3%	1.1%	0.6%
Other expenses	(0.4)%	(0.8)%	(0.1)%
Income taxes	(1.9)%	(2.2)%	(1.9)%
Income before minority interest	13.7%	12.9%	18.2%
Net income	13.7%	12.9%	18.2%

Year ended December 31, 2009 compared with the year ended December 31, 2008

Net Sales. Net sales decreased RMB 2.6 million or 0.2% from RMB 1,086.9 million in the year ended December 31, 2008 to RMB 1,084.3 million (US$158.9 million) in the year ended December 31, 2009. Transformers  accounted for 81.2% of our net sales. Switch and unit substations accounted for 9.8% of net sales and line reactors accounted for 9% of net sales. The decrease in sales was primarily due to lower prices of raw materials which resulted in lower average selling prices during the year 2009. The selling price is largely impacted by the actual raw material costs incurred or expected to be incurred at or near the time of transaction. As such, fluctuations in raw material price directly impact our selling price. In 2009, the average selling price decrease by approximately 20%, and overall unit sales volume increased by approximately 20% as compared with 2008. Our increase in sales volume was primarily the result of increased marketing efforts and increased production capacity.

Cost of Goods Sold. Cost of goods sold decreased RMB 116.1 million or 15.7% from RMB 741.9 million in the year ended December 31, 2008, to RMB 625.8 million (US$91.7 million) in the year ended December 31, 2009. Cost of goods sold as a percentage of sales decreased by 10.6 % in the year ended December 31, 2009, from 68.3% in the year ended December 31, 2008, to 57.7% in the year ended December 31, 2009. The decrease was mainly the result of decrease in the price of certain raw materials, particularly steel and copper prices during the year 2009.

Gross Profit. Gross profit increased RMB 113.5 million or 32.9% to RMB 458.5 million (US$67.2 million) in the year ended December 31, 2009 from RMB 345 million in the year ended December 31, 2008. As a percentage of sales, gross profit increased from 31.7% in the year ended December 31, 2008, to 42.3% in the year ended December 31, 2009. This increase also resulted from the aforementioned decrease in the price of certain raw materials.

Selling and Administrative. Selling and administrative expenses,  increased by RMB 60.9 million or 32.9% from RMB 185.1 million in the year ended December 31, 2008, to RMB 246 million (US$36.0 million) in the year ended December 31, 2009.  As a percentage of sales, selling and administrative expenses increased approximately 5.7%, from 17% in the year 2008 to 22.7% in the year ended December 31, 2009. The increase was primarily the result of the additional expenses associated with  Wuhan facility which was only partially operational in 2008 and Shanghai facility which was not operational in 2008. These two locations increased selling and administrative expense by RMB 25.5 million in 2009. We are developing a new product which resulted in R&D expense increasing by RMB 23.5 million.

Interest Expense. Interest expense decreased RMB 7.0 million or 83.3% from RMB 8.4 million for the year ended December 31, 2008, to RMB 1.4 million (US$0.2 million) for the year ended December 31, 2009. This decrease was mainly because we paid off loans in 2009.

Income Tax. Income tax expense decreased RMB 3.3 million or 16.2% from RMB 23.7 million for the year ended December 31, 2008 to RMB 20.4 million (US$3.0 million) for the year ended December 31, 2009. This decrease was primarily the result of  Jinpan China’s higher taxable income which was exempted from corporate income tax in 2009.

Net Income. Net income increased RMB 58.0 million or 41.5% from RMB 139.7 million in the year ended December 31, 2008, to RMB 197.7 million (US$29.0 million) in the year ended December 31, 2009. The increase in net income was mainly the result of an increase in gross profit. As a percentage of sales, net income increased from approximately 12.9% in the year ended December 31, 2008 to approximately 18.2% in the year ended December 31, 2009.

Basic Earnings Per Share. Earnings per share increased RMB 3.59 or 41.1% from RMB 8.74 in the year ended December 31, 2008 to RMB 12.33 (US$1.81) in the year ended December 31, 2009.

Year ended December 31, 2008 compared with the year ended December 31, 2007

Net Sales.  Net sales increased RMB 183.5 million or 20.3% from RMB 903.4 million in the year ended December 31, 2007 to RMB 1,086.9 million (US$154.0 million) in the year ended December 31, 2008. Transformers  accounted for 83.5% of our net sales. Compared with 2007, the increase in the number of transformers sold contributed RMB 121.5 million to the overall net sales increase. The sale of reactors contributed RMB 25.8 million to the net sales increase and the sale of switchgear and substations contributed RMB 36.7 million to the sales increase.

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

Selling and Administrative. Selling and administrative expenses increased by RMB 11.7 million or 6.7% from RMB 173.4 million in the year ended December 31, 2007, to RMB 185.1 million (US$26.2 million) in the year ended December 31, 2008.  As a percentage of sales, selling and administrative expenses decreased approximately 2.2%, from 19.2% in the year 2007 to 17.0% in the year ended December 31, 2008. The decrease in percentage was primarily the result of cost reductions in sales agents fees and traveling expenses and reversal of a portion of our allowance for doubtful accounts.

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

Net Income. Net income increased RMB 15.9 million or 12.8% from RMB 123.8 million in the year ended December 31, 2007, to RMB 139.7 million (US$19.8 million) in the year ended December 31, 2008. The increase in net income was mainly the result of an increase in sales and other income attributed to government grants. As a percentage of sales, net income decreased 0.9% from approximately 13.8% in the year ended December 31, 2007 to approximately 12.9% in the year ended December 31, 2008.

Basic Earnings Per Share. Earnings per share increased RMB 0.98 or 12.6% from RMB 7.76 in the year ended December 31, 2007 to RMB 8.74 (US$1.23) in the year ended December 31, 2008.

Impact of Inflation

We do not believe that inflation over the past three years has had a material impact on our net sales or operating results.

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

During 2009, the RMB remained relatively stable against the U.S. Dollar.  Domestic sales in China accounted for 85% of our net sales.  Sales in China are priced in Renminbi.  Exports accounted for 15% of our net sales.  Exports are either priced in U.S. Dollars or Euros.  We procured 90.8% of our raw materials from China and paid for these materials using RMB.  We procured 9.2% of our raw materials from abroad and paid for these materials using the U.S. Dollar or Euro Dollar.  Because most of our operations are conducted in China using RMB, the RMB’s appreciation against the U.S. Dollar did not have a material adverse effect on our business.

Political and Economic Risks

Our operations in China are subject to several potential political and economic risks. See Item 3. Key Information – Risk Factors – Risks Related to our Chinese Operations.

B.           Liquidity and Capital Resources

Sources of Funds

Historically, we financed our operations principally through cash generated from our operations, bank borrowings and securities offerings.

As of December 31, 2009, we had the following components of debt representing a total indebtedness outstanding of RMB 80.0 million:
  Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 130.0 million.  As of December 31, 2009, there was no outstanding balance under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 5.31% per annum for the year ended December 31, 2009. This facility will expire in September 2010 and we intend to extend the facility for another year.
  Hainan Jinpan has a unsecured letter of credit facility from Bank of Communication for RMB 90 million of which 40 million was written agreement and RMB 50 million was oral agreement. As of December 31, 2009, there was no outstanding balance under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China times 1.025. Our borrowings under this credit facility accrued interest at an average interest rate of 5.35% per annum for the year ended December 31, 2009. This credit facility will expire in June 2010 and we intend to renew this credit facility for another year.
  Hainan Jinpan has a credit facility of RMB 54.6 million (US$8.0 million) with the Nan Yang Commercial Bank.  The letter of credit under this credit facility is guaranteed by Jinpan International.  This credit facility bears interest at a floating rate of LIBOR times 1.025.  As of December 31, 2009, there was no outstanding balance under this credit facility. This facility will expire in July 2010 and we intend to extend the facility for another year.
  Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 173 million.  This credit facility bears interest at LIBOR times 1.025.  As of December 31, 2009, there was no outstanding balance under this credit facility.  This facility will expire in September 2010 and we intend to extend the facility for another year.
  Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 150 million. This credit facility bears interest at the prime rate declared by the Bank of China.  As of December 31, 2009, there were no borrowings outstanding under this credit facility.
  Jinpan Realty has a long term mortgage bank loan of 1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan was secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years.   There was US$1.64 million outstanding as of December 31, 2009.
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

On December 31, 2009, we had working capital of RMB 624.8 million compared to RMB 439.8 million at December 31, 2008.

In our opinion, we believe that our working capital is sufficient for our present capital requirements.

Analysis of Cash Flows

In 2009, net cash provided by operating activities of RMB 152.3 million primarily resulted from  higher gross profit generated from operation and lower prices for raw materials which resulted in lower valued inventories.  As of December 31, 2009, we had inventories of RMB 178.0 million as compared to RMB 220.2 million as of December 31, 2008. The decrease of RMB 42.2 million is primarily as a result of (1) an increase in raw materials of RMB 3.2 million; (2) an decrease in work-in-process of RMB 29.1 million; and (3) an decrease in finished goods of RMB 16.3 million. The decrease in all levels of our inventory was due to the decreased cost of inventories, which resulted from lower prices for raw materials such as steel and copper.

In 2009, net cash used in investing activities of RMB 54.0 million primarily resulted from construction of production facilities in Shanghai and purchasing equipment.  In 2008, net cash used in investing activities of RMB 130.5 million primary resulted from acquiring and constructing the Shanghai facility and purchasing equipment for the Shanghai facility of RMB 146.4 million.

In 2009, net cash used in financing activities of RMB 41.9 million primarily resulted from increasing notes payable to a vendor of RMB 34.2 million, a net repayment of bank loans of RMB 67.8 million and a dividend payment of RMB 13.2 million.

Capital Expenditures and Requirements

Our principal commitments consist of a long-term obligation outstanding under operating leases on certain buildings and apartments, employee contracts, capital commitments and bank loans. For more information on these commitments, see “Tabular Disclosure of Contractual Obligations” below.

We had capital expenditures of RMB 54.7 million for 2009.  Capital expenditures in Shanghai including RMB 13.3 million were used to expand our Shanghai facility, RMB11.2 million was used to purchase equipment, RMB 7.8 million were used to purchase equipment and to expand the Wuhan facility, RMB 5.6 million was used for our Haikou expansion and RMB 16.8 million was used to purchase a facility in New Jersey.  We expect an increase in capital expenditures of RMB 81.6 million (US$12. million) to renovate and construct the Shanghai facility and RMB 88.8 million (US$13 million) to purchase equipment in the year 2010.

We anticipate, based on management’s internal forecasts and assumptions relating to our operations, that our existing cash and funds generated from our operations, together with our existing financing agreements, will be sufficient to meet our working capital and capital expenditure requirements for the next 12 months. In the event that our plans change, our assumptions change or prove inaccurate, or other capital resources and projected cash flow otherwise prove to be insufficient to fund our operations (due to, for example, unanticipated expenses, technical problems or otherwise), we may be required to seek additional financing sooner than currently anticipated.

C.           Research and Development

In 2007 and 2008, we focused our R&D efforts on developing products and technologies for alternative energy and other high margin applications. We continued to expand our product offering to include equipment peripheral to our transformers in an effort to provide complete power distribution solutions to our customers. In 2008, we also established Hainan Jinpan R&D, a research center for Jinpan International and its subsidiaries.

In 2007 and 2008, we continued to develop transformers for wind and nuclear energy applications. In doing so, we developed dry type cast resin transformers for use with 1.5 megawatt (“MW”) and 2.5MW wind turbine generators and an 11 megavolt ampere (“MVA”) excitation transformer for distributing electricity from nuclear power plants. We also developed transformers for a number of special applications. For example, we developed a 3.8MVA transformer designed to meet the special power requirements of manufacturing plants for polycrystalline silicon solar cells, a 48 pulse 1.5MVA cast coil rectifier transformer that greatly reduced the harmonic pollution to power networks and a large 15MVA transformer to meet customer requirements. We also expanded our offering of peripheral equipment for use in alternative energy. For example, we developed a 40.5KV AC metal enclosed switchgear for wind power applications to meet increased demand in the Chinese market.

In 2009, we continued to develop more transformer products for wind and solar applications.  For the solar market, we developed  series rectifier transformers which are used by manufacturing facilities of polycrystalline silicon solar cell products.  We also developed transformers and 500KW low loss reactors for solar photovoltaic power generation systems.  For the wind energy market, we developed a 2.5MW 60HZ dry type cast resin transformer for a wind turbine generator system.  The 60HZ transformer expanded our product offering to the U.S. market.  We also developed new products to maintain our competitive edge in the China market. We developed a SCB10-2500/35 transformer for the 35KV power substation, which is widely used in China.  This new transformer should be conducive to expanding our China sales.  We developed a lower cost standard transformer for sale in the China market.  The lower cost standard transformer enables us to reduce labor and improve productivity at our Wuhan facility, which manufactures our standard transformers.  We also developed integrated assemblies to meet market demand, including a shore power supply for docks and shipyards, and an economic GCL low voltage switchgears.

In 2010, we are conducting R&D to lower the cost and improve the performance of our transformers.  We are also expanding our transformer product offering for more solar and nuclear applications.  In the area of wind energy, we are conducting R&D to expand our transformer and reactor product offerings for wind applications.  We are also actively working with an OEM customer to develop a new product for 2.5MW wind towers.  Finally, we are working to expand our integrated assemblies offering by conducting R&D on inverters and gas insulated switchgear products.

In 2007, 2008, and 2009, we incurred RMB 5.3 million, RMB 16 million, and RMB 40.8 million respectively in  R&D expenses.

D.           Trends

We expect our business in China to encounter additional price pressure in 2010 due to lower prices for raw materials. We also expect international sales to account for a greater portion of our net sales in 2010 as compared to 2009 based on the forecast provided by our customers. In the first four months of 2010, the price of epoxy resin and copper were relatively stable as compared with the average prices of those materials in 2009.  The price for silicon steel decreased throughout first quarter of 2009 and we expect that it will be stable to increasing through out the rest of the year.

E.           Off-Balance Sheet Arrangements

None.

F.           Tabular Disclosure of Contractual Obligations

Our material contractual obligations are composed of operating lease commitments, employees contracts, capital commitments and repayment of bank loans. The table below provides a summary of the Company’s contractual obligations at December 31, 2009.

	Payments due by period (RMB in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Operating Lease Obligations	5,196	762	821	716	2,897
Employees Contracts (1)	38,204	11,528	20,215	4,907	1,554
Capital Commitments (2)	16,067	15,292	513	262	-
Interest Cost (3)	8,240	674	1,292	1,205	5,069
Long Term Bank loans	11,216	301	658	745	9,512
Total	78,923	28,557	23,499	7,835	19,032

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

(3)
The calculation of interest cost is based on an  interest rate of 6%, applied to the ending loan balance outstanding at December 31, 2009. The outstanding loan was from our credit facilities with Enterprise Bank. For more details of this loan, see “B. Liquidity and Capital Resources” within this item above.

Item 6.  Directors, Senior Management and Employees.

A.           Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Li Zhiyuan	55	Chairman of the Board of Directors, President, and Chief Executive Officer
Ling Xiangsheng	58	Vice Chairman of the Board of Directors and Vice President
Jing Yuqing	47	Secretary
Mark Du	49	Principal Financial Officer
Stephan R. Clark	57	Director
Li-wen Zhang	57	Director
Donald S. Burris	67	Director
Cai Xu	46	Director

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

Cai Xu was appointed to our Board of Directors in June 2009 and subsequently elected in September 2009.  Since 2002, Dr. Cai has been a distinguished faculty member of the School of Electronic, Information, and Electrical Engineering at Shanghai Jiaotong University, one of China’s leading research universities.  His research focuses on the application of high power electronics in electric systems, generators, and related electrical equipment, on the automation of power distribution networks, and on wind power grid connection and conversion technology.  Since 2008, he has chaired the University’s Wind Energy Research Centre.  The Centre combines research expertise in the fields of electrical, mechanical, control, and oceanic engineering to create a multidisciplinary platform for the research of wind energy.  The Centre provides consultation services for the Chinese government and both public and private industries.  Dr. Cai received his Ph.D and master’s degrees in electrical engineering from China University of Mining and Technology.  He received his bachelor’s degree in power generation and electrical systems from China South East University.

Family Relationships. Li Zhiyuan, our Chairman of the Board of Directors and President is married to Jing Yuqing, our Secretary.

There is no arrangement or understanding with major shareholders, customers, suppliers or other, pursuant to which any person referred to above was selected as a director or member of senior management.

B.           Compensation of Directors and Officers

The total compensation paid to our directors and officers during fiscal year 2009 was US$ 1,054,700 comprised of salaries in the amount of US$ 785,940 and bonuses in the amount of US$ 268,760. During 2009, we did not reserve for any pension, retirement or similar benefits for our directors and officers.

In February 2009, we entered into stock option agreements with five of our directors and our employees to purchase 103,600 common shares. Options granted are exercisable at the price of US$15.36 per share, the closing price on the grant date of February 6, 2009 and, subject to termination of employment, expire five (5) years from the date of the agreement. The options are not transferable other than upon death. The vesting dates range from January 1, 2010 to January 1, 2012. We recognized RMB 6.2 million of compensation cost related to the grant of stock option to employees and directors  for the years ended December 31, 2009.

C.           Board Practices

All of our directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by the Board of Directors at the first Board of Directors meeting after each annual meeting of shareholders and hold office until death, resignation, or upon removal from office.

None of our directors have service contracts with Jinpan International or its subsidiaries providing for benefits upon termination of their employment.

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

D.           Employees

As of December 31, 2009, we had 978 employees in China, including 169 engineers and technicians, 179 management and administrative personnel, 59 marketing and sales personnel and 571 manufacturing personnel. We also had 8 employees in the United States, including 2 management and administrative personnel, 2 marketing and sales personnel, 2 accounting personnel, 1 legal personnel, and 1 maintenance technician. Except for our U.S. employees, all of our employees are contract employees and have entered into renewable employment contracts with us. Terms of our employment agreements with management, engineers, sales persons, and technicians range from two to three years and the terms of our employment agreements with support personnel range from six months to one year.

Our employees are not currently members of a trade union. We have not experienced any strikes or other labor disputes that have interfered with our operations and we believe that our relations with our employees are good.

Item 7.  Major Shareholders and Related Party Transactions.

A.           Major Shareholders

The following table sets forth specific information as of June 1, 2010, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5.0% of our outstanding common shares, (ii) each of our directors and officers, and (iii) the number of our common shares beneficially owned by all officers and directors as a group.

Title of Class	Name of Beneficial Owner	Amount Owned(1)	Percent of Class
Common Shares	Li Zhiyuan (2)	3,726,862	22.7%
Common Shares	Ling Xiangsheng (3)	1,237,984	7.5%
Common Shares	Jing Yuqing (4)	3,726,862	22.7%
Common Shares	Mark Du (5)	35,500	*
Common Shares	Stephan R. Clark (6)	12,666	*
Common Shares	Li-wen Zhang (7)	25,500	*
Common Shares	Donald S. Burris (8)	18,228	*
Common Shares	Cai Xu	-	-
Common Shares	All officers and directors as a group (7 persons) (9)	5,056,740	30.8%

*	Represents share ownership of less than one percent (1%).

(1)	We believe that all persons named in the table have sole investment power with respect to all shares of common shares beneficially owned by them, unless otherwise noted in these footnotes.

(2)
Represents (i) 2,498,726 common shares, (ii) 1,204,136 common shares beneficially owned by Jing Yuqing, the wife of Mr. Li, as to which Mr. Li disclaims beneficial ownership, and (iii) 24,000 shares of common shares issuable upon exercise of currently exercisable stock options held by Mr. Li. The options have an exercise price of US$7.68 per share and expire on February 5, 2014.

(3)
Represents 1,225,984 common shares and 12,000 shares of common shares issuable upon exercise of currently exercisable stock options. The options have an exercise price of US$7.68 and expire on February 5, 2014.

(4)
Represents (i) 1,204,136 common shares (ii) 2,498,726 common shares beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer, and President, as to which Ms. Jing disclaims beneficial ownership, and (iii) 24,000 shares of common shares issuable upon exercise of currently exercisable stock options held by Mr. Li. The options have an exercise price ofUS$7.68 per share and expire on February 5, 2014.

(5)
Represents 35,500 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$7.68 to US$15.28 and March 10, 2012 to February 5, 2014, respectively.

(6)
Represents 12,666 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$7.68 to US$15.28 and March 10, 2012 to February 5, 2014, respectively.

(7)
Represents 4,000 common shares and 21,500 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dated ranging from US$7.68 to US$15.28 and March 10, 2012 to February 5, 2014, respectively.

(8)
Represents 4,228 common shares and 14,000 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates ranging from US$7.68 to US$15.28 and March 10, 2012 to February 5, 2014, respectively.

(9)	Represents 4,937,074 common shares and 119,666 common shares issuable upon exercise of currently exercisable share options issued to all directors and executive officers.

As of June 1, 2010, 16,425,456 common shares were issued and outstanding and were held by record holders in the United States.

Our shareholders who beneficially own 5.0% or more of the common shares outstanding do not have different voting rights from other shareholders of common shares.

Since May 19, 2007, beneficial ownership percentages for Mr. Li, Ms. Jing, and Mr. Ling have decreased by, 5.2%, 2.7% and 2.8% respectively, to the percentages as indicated in the chart above.

B.           Related Party Transactions

None.

C.           Interests of Experts and Counsel.

Not applicable.

Item 8.  Financial Information.

A.           Consolidated Statements and Other Financial Information

See Item 18.

Export Sales

For the year ended December 31, 2009, our export sales were US$23.7 million or 14.9% of net sales.

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

The instruments governing our current and future debt restrict and may restrict our ability to pay dividends or make other distributions to us. Hainan Jinpan’s credit facility with Bank of China prohibits Hainan Jinpan from paying dividends if the profits after tax at the end of a fiscal year are zero or negative and the profits after tax do not cover losses from previous fiscal years.   In this situation, the profits before tax may not be used for repayment of the principal and/or interests due that fiscal year and payment of associated expenses therefor, or if the profits before tax are not enough to fully repay the next principal and/or interests due and to pay associated expenses therefore, then dividends may not be paid. Pursuant to the credit facility with Bank of Communications, Hainan Jinpan agreed not to pay any dividends to Jinpan International and Wuhan Jinpan, its stockholders, during fiscal years 2009 and 2010 unless the interest and principal on outstanding amounts are timely paid and the dividends paid by Hainan Jinpan for any year do not exceed the net profit for that year. If any of these provisions are violated, all borrowings under the Bank of Communications facility will be immediately due.

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

In February 2009, the board of directors declared a cash dividend of US$ 0.24 per share (US$0.12 per share if adjusted for 2-for-1 stock split in February 2010). We made the first distribution of US$ 0.12 per share on February 27, 2009. We made the second distribution of US$ 0.12 per share on July 10 2009.  In January 2010, the board of directors declared a two-for-one forward stock split and a post-split full year dividend of US$ 0.14 per share.  We made the first distribution of US$ 0.07 per share on Feb 25, 2010.  We plan to make a second distribution of US$ 0.07 per share in the second half of 2010.

Legal Proceedings

Neither we nor our subsidiaries is a party to, nor is our property or the property of our subsidiaries’ the subject of, any pending legal or arbitration proceeding that is material.

B.           Significant Changes

None.

Item 9. The Offer and Listing.

A.           Offer and Listing Details

Trading Prices and Markets

The following table sets forth the high and low sales prices for our common shares, as publicly traded on the American Stock Exchange (the “AMEX”) up until September 8, 2008 and the NASDAQ Global Select Market (the “NASDAQ”) from September 9, 2008 and on for: (i) the five most recent full financial years, (ii) each full financial quarter for the two most recent full financial years, and (iii) for each month, during the six months of December 2008 through May 2009.  All of the prices below have been adjusted to reflect the two-for-one stock split of our common shares, effective February 6, 2010, as if such reverse split had been in effect during the periods indicated.

	(in US$)
Year Ended	High	Low
2005	3.60	2.65
2006	14.70	2.96
2007	15.72	7.15
2008	22.49	6.64
2009	25.12	5.67

Quarter Ended	High	Low
March 31, 2008	15.75	10.00
June 30, 2008	22.49	14.00
September 30, 2008	19.48	10.72
December 31, 2008	13.31	6.64
March 31, 2009	8.78	5.67
June 30, 2009	16.50	8.38
September 30, 2009	19.25	12.00
December 31, 2009	25.12	14.31
March 31, 2010	25.33	18.13
June 30, 2010 (through June 1, 2010)	15.90	15.42

Month	High	Low
December, 2009	25.12	20.45
January, 2010	26.44	18.13
February, 2010	25.50	21.56
March, 2010	25.33	20.20
April, 2010	22.68	15.35
May, 2010	18.30	13.03
June, 2010 (through June 1, 2010)	15.90	15.42

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

In the second half of 2009, we entered into a series of contracts relating to the design, project management, and construction of factory and worker dormitory buildings at our Shanghai facility. (For more details on the construction agreements, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

On December 31, 2009, we entered into an agreement with Wuhan Zhen Fa Construction Co. Ltd as the general contractor for the construction of a worker’s dormitory at our Wuhan facility. (For more details on the construction agreements, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

D.           Exchange Controls and Other Limitations Affecting Security Holders

There are no exchange control restrictions on payment of dividends in the British Virgin Islands. Other jurisdictions in which we conduct operations may have various exchange controls.

Dividend distribution and repatriation by our Chinese subsidiaries is regulated by China’s laws and regulations.

Applicable Chinese laws and regulations require that before a Sino-foreign equity joint venture enterprise, such as Hainan Jinpan, distributes profits to its parent company, Jinpan International, it must first do the following:
  satisfy all of its tax liabilities;
  provide for any losses still unpaid from previous years; and
  make allocations, in the proportions as determined by the discretion of the board, to a capital reserve fund and a public welfare fund.
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

BVI Taxation

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
  15% from July 1, 2005;
  20% from January 1, 2008; and
  35% from January 1, 2011.
Withholding tax will be transferred to receiving EU Member States at specific periods but receiving EU Member States will not receive information relating to EU resident individuals. Under the automatic exchange of information option, the Tax Directive requires the following information:

  The identity and residence of the beneficial owner;
  The name and address of the paying agent;
  The account number of the beneficial owner; and
  Information concerning the savings income.
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

PRC Taxation

There are no material Chinese tax consequences to holders of common shares solely as a result of the purchase, ownership and disposition of common shares or receipt of dividends, if declared.

United States Taxation

The following discussion is a summary of certain U.S. federal income tax consequences that may be relevant with respect to the ownership and disposition of our common shares by a U.S. Holder (as hereinafter defined). This discussion is based upon the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), Treasury regulations promulgated thereunder, administrative rulings and judicial decisions, in each case as of the date hereof. These authorities are subject to differing interpretations and may be changed, perhaps retroactively, resulting in U.S. federal income tax consequences different from those discussed below.

           We have not sought any ruling from the U.S. Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion applies only to U.S. Holders who hold our common shares as capital assets within the meaning of Section 1221 of the Code. In addition, this summary does not address all U.S. federal income tax considerations that may be applicable to a U.S. Holder’s particular circumstances or to U.S. Holders who may be subject to special tax rules, including, without limitation: tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, U.S. Holders whose “functional currency” is not the U.S. dollar, persons subject to the alternative minimum tax, persons who hold our common shares as part of a straddle, hedging or conversion transaction, and persons who own, actually or constructively, 10% or more of our common shares.

For purposes of this discussion, a “U.S. Holder” means a holder of our common shares who is (i) a citizen or an individual resident of the U.S., (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it is subject to the primary supervision of a court within the U.S. and one or more “U.S. persons,” as defined in the Code, have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

If a partnership (or any other entity treated as a partnership for U.S. federal income tax purposes) holds our common shares, the tax treatment of a partner in such partnership will generally depend on the status of the partner and the activities of the partnership. Such a partner should consult its own tax advisors as to the U.S. federal income tax consequences of being a partner in a partnership that holds or disposes of our common shares.

This discussion addresses only certain aspects of U.S. federal income taxation to U.S. Holders. U.S. Holders should consult their own tax advisors regarding the U.S. federal, state, local, non-U.S. and other tax consequences of the ownership and disposition of our common shares.

Distributions on Our Common Shares. Generally, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares generally are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any Canadian income or other tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated as a return of capital to the extent of a U.S. Holder’s adjusted tax basis in our common shares and thereafter as capital gain from the sale or exchange of such common shares. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that the full amount of a distribution with respect to the common shares will be treated, and reported by us, as a dividend.

Certain U.S. Shareholders (including individuals) are eligible for reduced U.S. federal income tax rates (at a maximum rate of 15%) in respect of “qualified dividend income” received in taxable years beginning before January 1, 2011. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Shareholder meets certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty (such as the U.S. Treaty) which provides for the exchange of information. We currently believe that dividends paid with respect to our ordinary shares should constitute qualified dividend income for U.S. federal income tax purposes. We anticipate that our dividends will be reported as qualified dividends on Forms 1099-DIV delivered to U.S. Shareholders. Each individual U.S. Shareholder of ordinary shares is urged to consult his or her own tax advisor regarding the availability to him of the reduced dividend tax rate in light of his or her own particular situation and regarding the computations of his or her foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

           In the case of foreign currency received as a dividend that is not converted by the recipient into U.S. dollars on the date of receipt, a U.S. Holder will have a tax basis in the foreign currency equal to its U.S. dollar value on the date of receipt. Generally any gain or loss recognized upon a subsequent sale or other disposition of the foreign currency, including the exchange for U.S. dollars, will be ordinary income or loss.

Disposition of Our Common Shares. Generally, U.S. Holders will recognize gain or loss upon the sale of our common shares equal to the difference, if any, between (i) the amount of cash plus the fair market value of any property received, and (ii) the U.S. Holder’s tax basis in our common shares. A U.S. Holder’s tax basis in the shares generally will be equal to the amount such U.S. Holder paid for the shares, subject to adjustments. Any gain or loss on disposition of our common shares generally will be U.S. source gain or loss and will be capital gain or loss. If, at the time of the disposition, a U.S. holder is treated as holding the common shares for more than one year, such gain or loss will be a long-term capital gain or loss. Long-term capital gain recognized by a non-corporate U.S. holder is currently subject to taxation at a reduced rate. The deductibility of capital losses is subject to limitations.

Passive Foreign Investment Company. We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, generally, U.S. investors who owned our common shares during any taxable year in which we are deemed a PFIC, are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our common shares during the current taxable year of 2009 or any subsequent taxable year if we are treated as a PFIC for that taxable year.

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

The PFIC rules are complex. U.S. Shareholders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares.

Information Reporting; Backup Withholding. In general, payments made in the U.S. or through certain U.S. related financial intermediaries with respect to the ownership and disposition of our common shares will be required to be reported to the IRS unless the U.S. Holder is a corporation or other exempt recipient and, when required, demonstrates this fact. In addition, a U.S. Holder may be subject to a backup withholding tax (currently at a rate of 28%) on such payments unless the U.S. Holder (i) is a corporation or other exempt recipient and when required, demonstrates this fact or (ii) provides a taxpayer identification number and otherwise timely complies with applicable certification requirements. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability and such U.S. Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

THE UNITED STATES FEDERAL INCOME TAX DISCUSSION SET FORTH ABOVE IS FOR GENERAL INFORMATION PURPOSES ONLY, DOES NOT PURPORT TO BE A COMPLETE DESCRIPTION OF THE POTENTIAL TAX CONSIDERATIONS RELATING TO OUR COMMON SHARES AND IS NOT TAX ADVICE. U.S. HOLDERS ARE URGED TO CONSULT THEIR TAX ADVISORS REGARDING THE SPECIFIC TAX CONSEQUENCES TO THEM OF THE OWNERSHIP AND DISPOSITION OF OUR COMMON SHARES.

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

We maintain letters of credit with several banking institutions in the PRC. These facilities bear interest at rates that fluctuate based on the prime rate as declared by the Bank of China. As a result, changes in interest rates also impact our interest expense associated with these facilities.  If the interest rate on our credit facilities had been 1% higher, an additional RMB 299,604 of interest expense could have been incurred throughout the year 2009. (For more details on our loans with banking institutions in the PRC, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.)

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

In connection with the audit of our consolidated financial statements for the year ended December 31, 2009, the Company’s Principal Executive Officer and Principal Financial Officer concluded that as of the end of the period covered by this Annual Report such disclosure controls and procedures were effective to provide reasonable assurance that information required to be disclosed by the Company in reports it files or submits under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the rules and forms of the SEC.  Such disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by an issuer in the reports that it files or submits under the Exchange Act is accumulated and communicated to the issuer's management, including its principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2009.

Our internal control over financial reporting as of December 31, 2009 was audited by Grant Thornton, an independent registered public accounting firm, as stated in their attestation report beginning on page F-2 of this Annual Report on Form 20-F.

(c)           Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2009 was audited by Grant Thornton, an independent registered public accounting firm, as stated in their report included under Item 18 of this Annual Report on Form 20-F.

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

Item 16B.  Code of Ethics

We adopted a code of ethics that is applicable to all of our directors, officers and employees, including our principal executive, financial and accounting officers, and persons performing similar functions (the “Code of Ethics”). The Code of Ethics covers areas of professional and business conduct, and is intended to promote honest and ethical behavior, including fair dealing and the ethical handling of conflicts of interest, support full, fair, accurate, timely, and understandable disclosure in reports and documents we file with, or submits to, the SEC and other governmental authorities, and in our other public communications; deter wrongdoing; encourage compliance with applicable laws and governmental rules and regulations; and ensure the protection of our legitimate business interests. We encourage all of our directors, officers, and employees to promptly report any violations of the Code of Ethics, and have provided mechanisms by which they may do so. We will provide a copy of the Code of Ethics to any person, without charge, upon written request addressed to our Corporate Secretary at our offices in Carlstadt, New Jersey.

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

The following table provides information regarding fees we paid to Grant Thornton for all services, including audit services, for the years ended December 31, 2009 and 2008, respectively.

	Year Ended December 31, 2008	Year Ended December 31, 2009
Audit Fees	RMB 2,110,000	RMB 2,441,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other fees	-	-
Total	RMB 2,110,000	RMB 2,441,000

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

Part III

Item 17.  Financial Statements

Not applicable.

Item 18.   Financial Statements

See Item 19 below for consolidated financial statements filed as a part of this Annual Report.

Item 19.   Exhibits

(a)	Index to Financial Statements

(b)	Exhibits

Exhibit No.	Exhibit Description
1.1	Memorandum of Association and Articles of Association of Jinpan International Limited. (1)
1.2	Amendments to the Memorandum of Association and Articles of Association. (1)
4.1	License Agreement dated April 30, 2008, between Hainan Jinpan Electric Company Ltd. and Hitran Corporation. (2)
4.2	Amendment dated May 19, 2008, between Hainan Jinpan Electric Company Ltd., Hitran Corporation and Jinpan International (USA), Ltd. amending the License Agreement dated April 30, 2008. (2)
4.3
License Agreement dated November 14, 2008, between Jinpan International (USA) Co. Ltd., Hainan Jinpan Electric Co. Ltd., Jinpan Electric (China) Co. Ltd. and Wuhan Jinpan Electric Co. Ltd. and Hitran Corporation. (2)

4.4	License Agreement dated January 19, 2005, between Hainan Jin Pan Electric Co., Ltd. and Schneider Electric (China) Investment Co., Ltd. (2)
4.5	Amendment dated April 10, 2008, between Hainan Jin Pan Electric Co. Ltd. and Schneider Electric (China) Investment Co. Ltd. amending the License Agreement dated January 19, 2005. (2)
4.6	Summary of the material terms of the agreements from September 6, 2008 through October 31, 2008 between Shanghai Jinpan Electric Co. Ltd. and Jiangsu Qi An Construction Group Ltd. (2)
4.7
Summary of Contract of Construction and Engineering Design Contract dated August 24, 2009, between Shanghai Jinpan Electric Co. Ltd. and Shanghai Ming Fang Architectural Research and Design Institute Ltd. *

4.8	Summary of Contract of Construction dated September 29, 2009, between Shanghai Jinpan Electric Co. Ltd. and Shanghai Kai Tian Construction *
4.9	Summary of Contract of Construction dated September 29, 2009, between Shanghai Jinpan Electric Co. Ltd. and Shanghai Gong Ze Steel Structure Co., Ltd. *
4.10	Summary of Construction Supervision Contract dated October 3, 2009, between Shanghai Jinpan Electric Co. Ltd. and Shanghai Feng Xian Construction Management Co. Ltd. *
4.11	Summary of Contract dated December 31, 2009, between Wuhan Jinpan Electric Co. Ltd. and Wuhan Zheng Fa Construction Co. Ltd. *
8.1	List of Subsidiaries*
12.1	Certification of the Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.*
12.2	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.*
13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.*
14.1	Consent of Grant Thornton, Hong Kong.*

____________________________
*	Filed herewith.

(1)
Filed as an exhibit to Jinpan International Limited’s Registration Statement on Form F-1 (File No. 333-8198), filed with the Securities and Exchange Commission on November 22, 1997, and incorporated herein by reference.

(2)
File as an exhibit to Jinpan International Limited’s Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16 Under the Securities Exchange Act of 1934, filed with the Securities and Exchange Commission on November 12, 2009 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Li Zhiyuan
Name:	Li Zhiyuan
Title:	Chief Executive Officer
(Principal Executive Officer)

June 17, 2010

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2009 and 2008

			December 31,
		2009	2009	2008
	Notes	US$	RMB	RMB
		(In thousands, except number of shares and per share data)

Assets
Current assets:
Cash and cash equivalents		$23,664	161,554	105,120
Restricted cash		2,085	14,235	9,081
Notes receivable		7,315	49,942	33,386
Accounts receivable, net	4	64,173	438,109	401,120
Inventories, net	5	25,618	174,893	217,418
Prepaid expenses		9,780	66,770	32,153
Land use right	6	283	1,931	898
Other receivables		2,369	16,174	16,536
Total current assets		135,287	923,608	815,712

Property, plant and equipment, net	7	26,716	182,393	124,256
Construction-in-progress		1,811	12,361	41,314
Land use right	6	5,709	38,974	40,704
Goodwill		12,340	84,245	84,245
Other assets		47	318	-
Deferred tax assets	9	351	2,399	2,052

Total assets		$182,261	1,244,298	1,108,283

Liabilities and shareholders' equity

Current liabilities:

Short-term bank loans	10	-	-	80,000
Accounts payable		$10,385	70,899	77,096
Notes Payable	8	5,009	34,200	-
Income tax	9	1,848	12,614	25,047
Value added tax		5,754	39,286	47,782
Advances from customers		3.995	27,277	53,408
Commission payable		12,946	88,379	67,081
Accrued employee benefits		320	2,182	6,656
Government grants	11	548	3,738	2,926
Other liabilities		2,967	20,259	15,915
Total current liabilities		$43,772	298,834	375,911
Long term liability:
Government grants	11	907	6,194	1,090
Long Term bank loans	10	1,643	11,216	-
Shareholders' equity:
Convertible preferred stock, US$0.0045 par value:
Authorized shares - 2,000,000
Issued and outstanding shares – none in 2009 and 6,088 in 2008	19	-	-	-
Common stock, US$0.0045 par value:
Authorized shares – 40,000,000
Issued and outstanding shares –16,425,456 in 2009 and 16,379,368 in 2008	19	74	605	603
Common stock-warrants		854	6,232	6,232
Additional paid-in capital		35,525	281,106	270,928
Reserves		3,906	31,451	31,451
Retained earnings	19	87,326	609,941	425,471
Accumulated other comprehensive income		8,764	3,339	3,122
		$136,449	932,674	737,807
Less: Treasury shares at cost,
Common stock –263,306 in 2009 and 404,940 in 2008		(510)	(4,620)	(6,525)
Total shareholders' equity		$135,939	928,054	731,282

Total liabilities and shareholders' equity		$182,261	1,244,298	1,108,283

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2009, 2008 and 2007

		Year ended December 31,
		2009	2009	2008	2007
	Notes	US$	RMB	RMB	RMB

Net sales	16	158,879	1,084,303	1,086,875	903,361

Costs and expenses:
Cost of products sold		(91,699)	(625,817)	(741,887)	(588,941)
Selling and administrative		(36,039)	(245,956)	(185,055)	(173,434)
		(127,738)	(871,773)	(926,942)	(762,375)

Non operating income
Other income, net		775	5,286	10,794	2,052
Dividend income		-	-	249	152
Interest income		261	1,783	876	920
		1,036	7,069	11,919	3,124

Non operating expenses:
Interest expenses		(212)	(1,446)	(8,433)	(3,515)

Income before income taxes		31,965	218,153	163,419	140,595

Income taxes	8	(2,993)	(20,428)	(23,742)	(16,809)

Net income		28,972	197,725	139,677	123,786

Earnings per share

-Basic		$ US$1.81	RMB 12.33	RMB 8.74	RMB 7.76

-Diluted		US$1.78	RMB 1215	RMB 8.59	RMB 7.65

Weighted average number of shares

-Basic		16,028,152	16,028,152	15,970,160	15,953,510

-Diluted		16,269,440	16,269,440	16,261,196	16,181,260

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2009, 2008 and 2007

	Number of treasury	Number of common	Number of preferred	Treasury stock	Warrants	Common shares	Convertible preferred stock	Additional paid-in capital	Reserves	Retained earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Total
	shares	shares	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(In thousands, except for number of shares)
Balance at January 1, 2007	(416,940)	16,343,234	12,222	(6,736)	-	602	1	274,779	29,186	192,547	(160)		490,219
Net income	-	-	-	-	-	-	-	-	-	123,786	-	123,786	123,786
Transfer to reserves	-	-	-	-	-	-	-	-	2,265	(2,265)	-	-	-
Cash dividends distributed ($0.12 per share)	-	-	-	-	-	-	-	-	-	(14,579)	-	-	(14,579)
Issued shares	-	-	-	-	6,232	-	-	(6,232)	-	-	-	-	-
Exercise of stock options for cash	12,000	30,000	-	211	-	-	-	146	-	-	-	-	357
Employees stock-based expenses	-	-	-	-	-	-	-	1,576	-	-	-	-	1,576
Available-for-sale securities	-	-	-	-	-	-	-	-	-	-	5	5	5
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	2,210	2,210	2,210
												126,001
Balance at December 31, 2007	(404,940)	16,373,234	12,222	(6,525)	6,232	602	1	270,269	31,451	299,489	2,055		603,574

Net income	-	-	-	-	-	-	-	-	-	139,677	-	139,677	139,677
Cash dividends distributed ($0.12 per share)	-	-	-	-	-	-	-	-	-	(13,695)	-	-	(13,695)
Preferred stock to common shares	-	6,134	(6,134)	-	-	1	(1)	-	-	-	-	-	-
Employees stock-based expenses	-	-	-	-	-	-	-	659	-	-	-	-	659
Available-for-sale securities	-	-	-	-	-	-	-	-	-	-	69	69	69
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	998	998	998
												140,744
Balance at December 31, 2008	(404,940)	16,379,368	6,088	(6,525)	6,232	603	-	270,928	31,451	425,471	3,122		731,282

Net income	-	-	-	-	-	-	-	-	-	197,725	-	197,725	197,725
Cash dividends distributed ($0.12 per share)	-	-	-	-	-	-	-	-	-	(13,255)	-	-	(13,255)
Preferred stock to common shares	-	6,088	(6,088)	-	-	-	-	-	-	-	-	-	-
Exercise of stock options for cash	141,634	40,000		1,905		2	-	3,983					5,890
Employees stock-based expenses	-	-	-	-	-	-	-	6,195	-	-	-	-	6,195
Available-for-sale securities	-	-	-	-	-	-	-	-	-	-	-	-	-
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	217	217	217

Balance at December 31, 2009	(263,306)	16,425,456	-	(4,620)	6,232	605	-	281,106	31,451	609,941	3,339	197,942	928,054

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2009, 2008 and 2007

	Year ended December 31,
	2009	2009	2008	2007
	US$	RMB	RMB	RMB
	(In thousands)
Operating activities
Net income	28,972	197,725	139,677	123,786
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	3,738	25,512	11,725	9,615
Deferred income taxes	(51)	(347)	3,832	(5,095)
Allowance for doubtful accounts	339	2,314	(1,946)	6,535
Loss/(gain) on disposal of property, plant and equipment	(4)	(28)	69	369
Employee stock-based compensation	908	6,195	659	1,576
Loss /(gain) from sales of available-for-sales securities	-	-	(69)	-
Changes in operating assets and liabilities
Restricted cash	(755)	(5,154)	1,250	(258)
Accounts receivable	(5,759)	(39,304)	(85,316)	(121,525)
Notes receivable	(2,426)	(16,555)	(21,608)	(4,257)
Inventories	6,231	42,526	(29,635)	(42,630)
Prepaid expenses	(5,072)	(34,616)	25,789	(21,727)
Other receivables	6	43	(6,587)	(4,211)
Accounts payable	(908)	(6,197)	30,613	(1,788)
Income tax	(1,822)	(12,433)	7,885	12,579
Value added tax	(1,245)	(8,496)	29,562	14,030
Advances from customers	(3,829)	(26,131)	19,573	5,265
Commission payable	3,121	21,298	395	24,470
Accrued employee benefits	(655)	(4,474)	3,305	(4,583)
Government grants	867	5,916	(12,071)	7,070
Other liabilities	667	4,551	10,903	(2,253)
Net cash provided by/(used in) operating activities	22,323	152,345	128,005	(3,032)
Investing activities
Purchases of property, plant and equipment	(8,017)	(54,717)	(78,235)	(39,658)
Proceeds from sales of property, plant and equipment	109	747	15	216
Payment for construction-in-progress	-	-	(20,241)	(7,667)
Purchase of Land use right	-	-	(33,556)	-
Acquired minority interest	-	-	-	(89,420)
Proceeds from sales of available-for-sales securities	-	-	1,481	-
Net cash used in investing activities	(7,908)	(53,970)	(130,536)	(136,529)
Financing activities
Increase( Decrease) in Notes payable	5,011	34,200	-	(8,294)
Proceeds from bank loans	6,495	44,327	294,333	105,432
Repayment of bank loans	(16,574)	(113,111)	(286,358)	(80,170)
Proceeds from exercise of stock options	863	5,891	-	357
Decrease in dividend payable to minority shareholders	-	-	-	2,733
Dividends paid	(1,942)	(13,255)	(13,695)	(14,579)
Net cash provided by/(used in) financing activities	(6,147)	(41,948)	(5,720)	5,479
Effect of exchange rate changes on cash	(12)	7	(1,194)	(7,673)
Net increase/(decrease) in cash and cash equivalents	8,256	56,434	(9,445)	(141,755)
Cash and cash equivalents at beginning of year	15,408	105,120	114,565	256,320
Cash and cash equivalents at end of year	23,664	161,554	105,120	114,565

Interest paid	257	1,756	8,495	3,261
Income taxes paid	4,364	29,780	763	9,827

The accompanying notes form an integral part of these consolidated financial statements.

1.             ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the “Company”) was incorporated under the laws of the British Virgin Islands on April 3, 1997.

As of December 31, 2009, the Company had direct interests in the following subsidiaries:

Name of entity	Date of establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities

Hainan Jinpan Electric Co., Ltd. (“Hainan Jinpan” )	June 3, 1997	95%	RMB 152,163,000	Manufacturing and sale of cast resin transformers

Jinpan International (USA) Limited (“Jinpan USA”)	February 18, 1998	100%	US$10,000	Marketing of cast resin transformers

Jinpan Electric (China) Co. Ltd. (“Jinpan China”)	January 12, 2007	100%	RMB 93,360,000	Manufacturing and sale of cast resin transformers

Jinpan International Limited owns 100% of the common stock of Jinpan USA, a New York corporation, and Jinpan China, a foreign-funded PRC limited liability company registered in Wuhan, Hubei China.  Jinpan International and Wuhan Jinpan Electric Co. Ltd jointly own 95% and 5%, respectively, of Hainan Jinpan, a sino-foreign cooperative joint venture registered in Haikou, Hainan China.  Jinpan China and Hainan Jinpan jointly owns 95% and 5% respectively of Wuhan Jinpan, a domestically funded PRC limited liability company registered in Wuhan, Hubei China. Hainan Jinpan and Jinpan China jointly own 70% and 30% of Shanghai Jinpan, a domestically funded PRC limited liability company registered in Shanghai China. Hainan Jinpan also owns 100% of Jinpan Research and Development Company. The Company and its majority owned subsidiaries are hereinafter collectively referred to as the “Group.”

The Company is a holding company and its common shares, par value US$0.009 per share,1 are referred to herein as the “Common Shares.”  Substantially all of the Group’s operations are conducted in the People’s Republic of China (the “PRC”) and its principal market is in the PRC.

The term of Hainan Jinpan is 50 years, ending on September 3, 2047, and can be extended with the mutual consent of the joint venture parties, subject to the approval of the relevant PRC government authorities.  The co-operative joint venture can be terminated upon the unanimous agreement of the Board of Directors of Hainan Jinpan. In the event that the term of Hainan Jinpan is not extended, the joint venture will be dissolved and liquidated pursuant to the provisions of applicable law and the joint venture agreement. In addition, Hainan Jinpan may be terminated prior to the expiration of the joint venture agreement upon the occurrence of certain events, including but not limited to, the inability of the entity to conduct its business due to financial losses or a breach of the joint venture agreement by one of the parties thereto.

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

 ___________________
1 As of December 31, 2009, the Company’s par value was $0.009 per share.  On February 6, 2010, the Company effected a two-for-one stock split, whereby the Company’s par value changed to $0.0045 per share.

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

The reporting currency of the Group is Renminbi (“RMB”), the national currency of China. Solely for the convenience of the reader, the asset and liability accounts have been translated into United States dollars (“US$”) using the People’s Bank of China’s rate of RMB 6.83 to US$1, the prevailing rate on December 31, 2009, and equity accounts were translated using historical rates. Income statement accounts were translated using the average exchange rate of RMB 6.82 to US$1 for the year 2009. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)       Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are directly and indirectly wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b)       Cash, Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Group maintains certain bank accounts in the PRC which are not protected by FDIC insurance or other insurance. There was approximately RMB 167 million held in non-US banks or financial institutions as of December 31, 2009. As of December 31, 2009, the Group held approximately RMB 8.9 million (US$ 1.3 million) cash in the United States of which RMB 5.5 million (US$0.8 million) was in excess of FDIC insurance limits. At December 31, 2009, the Group had approximately RMB 14.2 million restricted cash related to products guaranty insurance.

(c)       Trade Receivables

Trade receivables, which generally have 30 to 120 day terms, are recognized and carried at original invoice amounts less an allowance for doubtful accounts. Credit is offered to customers based on their payment history, financial capability, and credit rating. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. We also make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer, the customers' current credit status and known market factors, to record a specific reserve for customers against their corresponding receivable amounts. These specific reserves are re-evaluated and adjusted as additional information affects the estimated amounts. We write off receivables against allowance for doubtful account when they are deemed uncollectible.

        (d)       Notes Receivable

For accounts receivable in which payment is received in the form of short-term financial instruments, the Group classifies such accounts receivable as notes receivable. These short-term financial instruments generally mature, and thus are convertible into cash, in six months or less.

(e)       Inventories

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

(f)        Property, Plant and Equipment

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

(g)       Construction-in-Progress

Construction-in-progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and put into use. Construction-in-progress at December 31, 2009 represents a manufacturing factory that was under construction but was not ready for occupancy at year end and machinery under installation. Interest related to construction-in-progress of nil, RMB 0.2 million, and nil was capitalized for the years ended December 31, 2009, 2008, and 2007, respectively.

(h)       Impairment of Long-lived Assets

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

(i)         Income Taxes

The Group uses the asset and liability method of accounting for income taxes. Under this method, deferred tax assets and liabilities are recognized for the estimated future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases. This method also requires the recognition of future tax benefits such as net operating loss carry forwards, to the extent that such benefits will more-likely-than-not be realized. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled.

The National People’s Congress, China’s parliament, promulgated on March 16, 2007, set a unified corporate income tax rate of 25% applicable to both domestic and foreign funded companies.  The new tax rate of 25% will take effect gradually. The applicable tax rate is 18% for calendar year 2008, 20% for 2009, 22% for 2010, 24% for 2011, and 25% for 2012. However, Hainan Jinpan was recognized as a technically advanced enterprise at the end of 2008 and is entitled to a 15% tax rate for three years commencing from January 1, 2008. Jinpan China is not subject to income tax for 2008 and 2009. From 2010 to 2012, the income tax rate applicable to Jinpan China will be one half of the prevailing rate.  Shanghai Jinpan is taxes at 1.25% of sales. (For more information on Jinpan China’s effective tax rates, see Note 8. Deferred Tax Assets and Income Taxes.)

The Group classifies tax penalties and interest expense as income tax expense.

(j)         Value Added Tax

All of the Group’s products sold in the PRC are subject to Chinese VAT at a rate of 17% of the gross sales price. This VAT may be offset by VAT paid by the Group on raw materials and other materials included in the cost of producing its finished products.  The VAT amounts paid and available for offset are maintained in VAT Tax payables.

(k)       Goodwill

Under ASC 350, Goodwill and Other intangible Assets, goodwill is subject to an annual impairment test. If an event occurs or circumstances change that would more-likely-than-not reduce the fair value of a reporting unit below its carrying amount, an interim impairment test is performed between annual tests. The impairment test includes a comparison of estimated discounted cash flows associated with the asset’s carrying amount. If the fair value is less than the carrying amount of the asset, the second step of the impairment test is performed to measure the amount of impairment loss, if any. In the second step, the implied fair market value of goodwill is estimated and compared to the carrying amount. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss equal to this excess is recorded. The recorded loss cannot exceed the carrying amount of goodwill.

(l)        Foreign Currency Translation

The reporting currency of the Group is the Renminbi. The functional currency of Hainan Jinpan and Jinpan China is Renminbi and the functional currency of the Company and Jinpan USA is the US dollar. Financial statements for these entities have been translated into Renminbi in accordance with ASC 830, Foreign Currency Translation.  Asset and liability accounts are translated using the exchange rates in effect at the balance sheet date, and shareholders’ equity accounts are translated at the historical exchange rate. Income statement and cash flows amounts are translated using the average exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year-to-year are reported in Accumulated Other Comprehensive Income (Loss). The effect on the transaction gains and losses as reported on the Consolidated Statements of Income is insignificant for all years presented herein.

(m)      Operating Leases

Leases, where substantially all the rewards and risks of ownership of assets remain with the leasing company, are accounted for as operating leases.  Rentals applicable to such operating leases are reported on the Consolidated Statements of Income and determined using the straight-line basis over the applicable lease term. The Operating Lease Rental Expense incurred by the Group during the years ended December 31, 2009, 2008 and 2007 amounted to RMB 3.9 million, RMB 2.9 million and RMB 2.9 million, respectively.

(n)       Revenue Recognition

Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery occurs, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. For our products, there are no acceptance provisions, installation or other services required after the delivery.   Revenue is recognized on the sale of goods, when the significant risks and rewards of ownership have been transferred to the buyer upon delivery, provided that the Company maintains neither managerial involvement to the degree usually associated with ownership, nor effective control over the goods sold.

                (o)       Non-Operating Income

For the Group’s non-operating transactions, income is recognized as follows:

(i)	interest income from bank deposits is recognized on a time proportionate basis using the principal outstanding and at the applicable interest rate; and

(ii)
government grant income is recognized as a component of other income when the relevant approvals are received from the government and any grant terms are met. If management does not believe that sufficient objective and positive evidence exists to conclude that approval of the grant from government is probable, the receipt of the grant is not recognized as income.

(p)       Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and the accompanying notes.  Actual results could differ from those estimates.

(q)       Earnings Per Common and Common Equivalent Share

Basic earnings per share is computed by dividing net income attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the year.  Diluted earnings per share is calculated by dividing net income attributable to ordinary shareholders as adjusted for the effect of dilutive ordinary equivalent shares, if any, by the weighted average number of ordinary and dilutive ordinary equivalent shares outstanding during the year. The number of ordinary equivalent shares is related to outstanding stock options and warrants and is calculated using the treasury stock method.

(r)        Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group’s available-for-sale securities and foreign currency translation adjustments are included in Accumulated Other Comprehensive Income (Loss).

The following are the components of Accumulated Other Comprehensive Income (Loss):

	Unrealized Gain/(Loss) on Securities	Foreign Currency Translation Adjustments	Total
	RMB	RMB	RMB
	(in thousands)
Balance at January 1, 2008	(69)	2,124	2,055
Unrealized gain/(loss) on available-for-sale securities	69	-	69
Foreign currency translation adjustments	-	998	998
Balance at December 31, 2008	-	3,122	3,122

Net gain/(loss) on available-for-sale securities	-	-	-
Foreign currency translation adjustments	-	217	217
Balance at December 31, 2009	-	3,339	3,339

(s)       Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation to develop new products or processes, or significantly enhance existing products or production processes, and implement new methods of design, testing of product alternatives or construction of prototypes.  The Group expenses all research and development costs as incurred.  The research and development costs incurred by the Group during the years ended December 31, 2009, 2008 and 2007 were RMB 40.8 million, RMB 16.1 million and RMB 5.3 million, respectively.

(t)        Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB 3.0 million, RMB 0.5 million and RMB 0.5 million in advertising costs during 2009, 2008 and 2007, respectively.

(u)       Shipping and Handling Expenses

The cost of shipping and handling is expensed as incurred and reported within Selling and Administration Expenses. The Group incurred RMB 20.5 million, RMB 24.1 million and RMB 20.1 million in shipping and handling costs during 2009, 2008 and 2007, respectively.

(v)       Stock-based Compensation

We record stock-based compensation expense based upon the grant date fair value of share-based awards. The fair value of the award is  recognized as expense ratably over the requisite service periods. We use the Black-Scholes option-pricing model, which incorporates various assumptions including volatility, expected life and interest rates to determine fair value.

(For more information on the valuation methods used for options and warrants, see note 19(g), (h) and (j), Stock Option Activity, Option Valuation Assumptions and Warranty Valuation Assumptions, respectively.)

(w)       Product Warranty

The Group provides a basic limited warranty, which covers parts and labor, for all products, for one year.  The product warranty expense incurred in each year from 2007 through 2009 is not considered significant and the product warranty expense has not correlated with sales volume, thus, the Group recorded warranty expense as incurred. The Group incurred RMB 1.3 million, RMB 1.8 million, and    RMB 2.5 million in product warranty expense during the years ended December 31, 2009, 2008 and 2007, respectively.

(x)       New Accounting Pronouncements

In December 2007, the Financial Accounting Standards Board (“FASB”) issued authoritative guidance regarding Purchase Price Allocations, Business Combinations), which provides enhanced guidance related to the measurement of identifiable assets acquired, liabilities assumed and disclosure of information related to business combinations and their effect on the company. This guidance is effective for financial statements issued for fiscal years beginning on or after December 15, 2008.  The adoption of this guidance did not have a material impact on the Company’s financial statements.

In December 2007, the FASB issued authoritative guidance regarding Consolidation, Noncontrolling Interests in Consolidated Financial Statements - an amendment of ARB No.51). This requires all entities to report noncontrolling interests (previously referred to as minority interests) in subsidiaries as a separate component of equity in the consolidated financial statements. Moreover, This guidance eliminates the diversity that currently exists in accounting for transactions between an entity and noncontrolling interests by requiring that such be treated as equity transactions. ASC 810 is effective for fiscal years beginning after December 15, 2008. We expect the impact to be limited to any business combination transaction that occurs after December 31, 2008. In 2009, the Company did not have any business combination activities.

In July 2008, the FASB issued authoritative guidance regarding, Fair Value Measurements and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This new guidance defines fair value, establishes a framework for measuring fair value in generally accepted accounting principles and expands disclosures about fair value measurements. The new guidance was effective for the Company beginning July 1, 2008, for certain financial assets and liabilities. The new guidance was effective for non-financial assets and liabilities recognized or disclosed at fair value on a non-recurring basis beginning July 1, 2009. The adoption of this guidance did not have a material impact on the Company’s financial statements.

In May 2009, the FASB issued authoritative guidance for, Subsequent Events (formerly SFAS No. 165, Subsequent Events).  This standard sets forth: (1) the period after the balance sheet date during which management of a reporting entity should evaluate events or transactions that may occur for potential recognition or disclosure in the financial statements; (2) the circumstances under which an entity should recognize events or transactions occurring after the balance sheet date in its financial statements; and (3) the disclosures that an entity should make about events or transactions that occurred after the balance sheet date. This standard is effective for interim and annual periods ending after June 15, 2009. The Company adopted this standard for the year ended December 31, 2009.  The Company assessed events subsequent to December 31, 2009 for potential recognition and disclosure in the consolidated financial statements.  In February 2010, the FASB amended and clarified certain recognition and disclosure requirements for public and certain other entities. Under these amendments, certain entities are required to evaluate subsequent events through the date that the financial statements are issued. Further, an entity that is an SEC filer is not required to disclose the date through which subsequent events have been evaluated. This amendment is effective for financial statements issued for interim or annual periods ending after June 15, 2010. This amendment is not expected to have a material impact on the Company’s financial statements.

In June 2009, the FASB issued FAS No. 168, The FASB Accounting Standards Codification and the Hierarchy of Generally Accepted Accounting.  This standard represents the last numbered standard issued by the FASB under the old (pre-Codification) numbering system, and amends the GAAP hierarchy. On July 1, 2009, FASB launched FASB's new Codification (i.e. the Accounting Standards Codification (ASC)). The Codification supersedes existing GAAP for non-governmental entities. The Codification did not have a material impact on the Company’s financial statements.

In August 2009, the FASB issued Accounting Standards Update ("ASU") No. 2009-05, Fair Value Measurements and Disclosures (Topic 820)—Measuring Liabilities at Fair Value, which provides guidance on how to measure liabilities at fair value in circumstances where a quoted price in an active market for the identical liability is not available. This update is effective for the first reporting period, including interim periods, beginning after issuance. The adoption of this update did not have a material impact on the Company’s financial statements.

In October 2009, the FASB issued ASU No. 2009-17, Consolidations: Improvements to Financial Reporting by Enterprises Involved with Variable Interest Entities. It requires reporting entities to evaluate former qualifying special purpose entities for consolidation, changes the approach to determining a VIE's primary beneficiary from a quantitative assessment to a qualitative assessment designed to identify a controlling financial interest, and increases the frequency of required reassessments to determine whether a company is the primary beneficiary of a VIE. It also clarifies, but does not significantly change, the characteristics that identify a VIE. This ASU also requires additional year-end and interim disclosures and is effective for fiscal years commencing after November 15, 2009. We are assessing the potential impact of adoption of this standard.

In January 2010, the FASB issued ASU 2010-06, Value Measurements and Disclosures – Improving Disclosures about Fair value Measurements, which amends ASC Subtopic 820-10, Fair Value Measurements and Disclosures – Overall. ASU 2010-06 requires reporting entities to disclose (1) the amount of significant transfers in and out of Level 1 and Level 2 fair value measurements and describe the reasons for the transfers, and (2) separate information about purchases, sales, issuance and settlements in the reconciliation of fair value measurements using significant unobservable inputs (Level 3).  ASU 2010-06 also requires reporting entities to provide fair value measurement disclosures for each class of assets and liabilities and disclose the inputs and valuation techniques for fair value measurements that fall within Levels 2 and 3 of the fair value hierarchy.  These disclosures and clarifications are effective for interim and annual reporting periods beginning after December 15, 2009, except for the disclosures about purchases, sales, issuance and settlements in roll forward of activity in Level 3 fair value measurements.  Those disclosures are effective for fiscal years beginning after December 15, 2010 and for the interim periods within those fiscal years.  We do not expect the provisions of ASU 2010-06 to have a material impact on our consolidated financial statements.

(y)       Fair Value Measurement

In accordance with the guidance, a fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. It established a three-tiered hierarchy that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3). We consider the amount of cash , accounts receivable, other assets , accounts payable  and other liabilities to approximate their fair values .

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable of the Group at December 31, 2009 and 2008 were as follows:

	2009	2009	2008
	US$	RMB	RMB
	(In thousands)
Accounts receivable – trade	66,362	453,056	413,752
Less: allowance for doubtful accounts	(2,189)	(14,947)	(12,632)

Accounts receivable, net	64,173	438,109	401,120

	2009	2009	2008
	US$	RMB	RMB
	(In thousands)
Movement of allowance for doubtful accounts
Balance at January 1	(1,852)	(12,632)	(16,046)
Reversal (provided) during the year	(420)	(2,868)	1,946
Less: Written off during the year	83	553	1,468

Balance at December 31	(2,189)	(14,947)	(12,632)

5.	INVENTORIES, NET

Inventories of the Group at December 31, 2009 and 2008 were as follows:

	2009	2009	2008
	US$	RMB	RMB
	(In thousands)
Finished products	10,651	72,717	88,952
Products in process	147	1,003	30,068
Raw materials	15,278	104,309	101,142
	26,076	178,029	220,162
Less: provision for inventories	(458)	(3,136)	(2,744)
Inventories	25,618	174,893	217,418

	2009	2009	2008
	US$	RMB	RMB
	(In thousands)
Movement of provision for inventories
Balance as at January 1	(402)	(2,744)	(1,089)
Provided during the year	(56)	(392)	(1,655)
Less: Written off during the year	-	-	-
Balance as at December 31	(458)	(3,136)	(2,744)

6.             LAND USE RIGHT

All lands in the PRC are state-owned and no private land ownership rights exist.

The Group has obtained land use right certificates for all its facilities and amortizes the land use right on a straight line basis over 50 years.

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plan and equipment of the Group at December 31, 2009 and 2008 were as follows:

	2009	2009	2008
	US$	RMB	RMB
	(In thousands)
Buildings	18,339	125,203	67,905
Machinery and equipment	16,541	112,926	95,646
Motor vehicles	2,290	15,634	14,882
Furniture, fixtures and office equipment	2,457	16,774	11,131
	39,627	270,537	189,564
Less: accumulated depreciation	(12,911)	(88,144)	(65,308)
	26,716	182,393	124,256

The Group’s buildings are located in the PRC and USA and the land on which the Group’s buildings are situated in the PRC  are State-owned.  The property in the U.S. is owned by Jinpan USA. Depreciation expense in 2009, 2008 and 2007 was RMB 25.5 million, RMB 11.7 million and RMB 9.6 million respectively. The depreciation was included both in cost of good sold and selling and administrative expense.

8.	NOTES PAYABLE

In April 2009, Hainan Jinpan entered into material purchasing agreement with a supplier in China.  The notes were payable to the supplier and were unsecured, short term and non-interest bearing. As of December 31, 2009, the balance of the note payable was RMB 34.2 million.

9.	DEFERRED TAX ASSETS AND INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the State of New Jersey.  In 2008, Jinpan USA had net operating loss carryforward from previous years, which offset a portion of profit generated during 2008.

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

Jinpan China is exempt from corporate income tax for 2008 and 2009, and from 2010 to 2010 will be subject to a 12.5% tax rate in accordance with PRC income tax law.

Shanghai Jinpan is taxed at 1.25% of sales.
Pretax income (loss) for the years ended December 31, 2009, 2008 and 2007 was taxed in the following jurisdictions with the exception of the British Virgin Islands, which is tax exempt:

	2009	2009	2008	2007
	US$	RMB	RMB	RMB
	(In thousands)
British Virgin Islands	(1,947)	(13,288)	(12,759)	(10,742)
United States of America	859	5,865	19,238	6,552
The People’s Republic of China	33,053	225,576	156,940	144,785

	31,965	218,153	163,419	140,595

Significant components of the provision for income taxes attributable to income before taxes are as follows:

	2009	2009	2008	2007
	US$	RMB	RMB	RMB
	(In thousands)
Current
Non-US	(2,560)	(17,477)	(16,158)	(21,048)
US	(433)	(2,951)	(7,584)	-
Deferred US	-	-	-	4,239
Non-US	-	-	-	-
	(2,993)	(20,428)	(23,742)	(16,809)

Deferred tax assets of the Group at December 31, 2009 and 2008 were as follows:

	2009	2009	2008
	US$	RMB	RMB
	(In thousands)
Deferred tax assets-China
Allowance for doubtful accounts	266	1,813	1,510
Inventory reserves	55	378	334
Depreciation	30	208	208
Total deferred tax assets-China	351	2,399	2,052
Deferred tax assets-USA	-	-	-
Total deferred Tax assets	351	2,399	2,052

Total deferred tax liabilities	-	-	-

Net deferred tax assets	351	2,399	2,052

Based on available evidence, management believes it is more-likely-than-not that the net deferred tax assets will be fully realized. Accordingly, the Group did not provide a valuation allowance against its net deferred tax assets at December 31, 2009. At December 31, 2009, the Group does not have any net operating loss carryforward.

There were no deferred tax liabilities at December 31, 2009.

The reconciliation of income tax computed using the PRC statutory rate of 15% in 2007, 2008 and 2009 to actual income tax expense is as follows:

	2009	2009	2008	2007
	US$	RMB	RMB	RMB
	(In thousands)
Computed expected income tax	5,792	39,530	26,888	21,204
Impact of tax holiday of Jinpan China	(3,087)	(21,066)	(6,516)	(210)
Non-deductible losses	-	-	-	-
Effect of difference between the PRC and USA tax rate	298	2,032	4,698	(983)
Change in valuation allowance	-	-	-	(4,239)
Others	(10)	(68)	(1,328)	1,037
	2,993	20,428	23,742	16,809

Under ASC 740, the Group recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. At January 1, 2007, the Company applied ASC 740 to all tax positions and determined there were no material unrecognized tax benefits as of that date. In addition, there have been no material changes in unrecognized benefits since January 1, 2007. As a result, the adoption of ASC 740 did not have a material effect on the Company’s financial condition, or results of operation.

10.	BANK LOANS

Short-Term Bank loans comprised:	2009	2009	2008
	US$	RMB	RMB
	(In thousands)
Short-term bank loans	-	-	80,000
Letters of credit	-	-
Less: current portion	-	-	(80,000)
	-	-	-

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 130.0 million.  As of December 31, 2009, there was no outstanding balance under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 5.31% per annum for the year ended December 31, 2009. This facility will expire in September 2010 and we intend to extend the facility for another year.  For a description of restrictions on dividend payments, see Item 8.A. Dividend Policy.  Upon default on any material terms, any outstanding balance would be immediately due and payable.

Hainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 90 million of which 40 million was included in a written agreement and RMB 50 million was an oral agreement. As of December 31, 2009, there was no outstanding balance under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China times 1.025. Our borrowings under this credit facility accrued interest at an average interest rate of 5.35% per annum for the year ended December 31, 2009. This credit facility will expire in June 2010 and we intend to renew this credit facility.

Hainan Jinpan has a credit facility of RMB 54.6 million (US$8.0 million) with the Nan Yang Commercial Bank.  The letter of credit under this credit facility is guaranteed by Jinpan International.  This credit facility bears interest at a floating rate of LIBOR times 1.025.  As of December 31, 2009, there was no outstanding balance under this credit facility. This facility will expire in July 2010 and we intend to extend the facility for another year.

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 173 million.  This credit facility bears interest at LIBOR times 1.025.  As of December 31, 2009, there was no outstanding balance under this credit facility.  This facility will expire in September 2010 and we intend to extend the facility for another year.

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 150 million. This credit facility bears interest at the prime rate declared by the Bank of China. As of December 31, 2009, there were no borrowings outstanding under this credit facility.

Jinpan Realty has a long term mortgage bank loan of 1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan was secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years.   There was US$1.64 million outstanding as of December 31, 2009. The table below reflects the principal balance due for the next five years.

Year	2010	2011	2012	2013	2014
Principal Due	301,279	320,126	338,313	361,317	383,920

11.	GOVERNMENT GRANTS

Since 1998, Hainan Jinpan received grants in advance from the local Chinese government based on its past business performance. Government grants are recorded as deferred revenue until the terms of the grants are met and approval from the government is obtained. Once these conditions are satisfied grant revenue is recognized in other income. The Group recognized income of RMB 3.0 million, RMB 7.3 million and RMB 1.0 million respectively in 2009, 2008 and 2007, respectively.

12.           DISTRIBUTION OF INCOME

According to its Articles of Association, Hainan Jinpan is required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and staff welfare and bonus fund based on its net income as reported in the statutory accounts prepared in accordance with PRC GAAP. The maximum amount of the aggregate of these reserves is 50% of its registered capital. The amount of earnings Hainan Jinpan had available for distribution under PRC GAAP was approximately nil, RMB nil million and RMB 119 million in 2009, 2008 and 2007, respectively. As of December 31, 2007, Hainan Jinpan had reserved the maximum amount as required by the law and no reserves were required for the years ended December 31, 2008 and 2009. Jinpan China is not required to maintain reserves because there were no distributions of income for the years ended December 31, 2008 and 2009.

The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund represent appropriations made at the sole discretion of the Company’s board of directors.  The statutory reserve fund and enterprise expansion fund are used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Hainan Jinpan.  During the years ended December 31, 2009, 2008 and 2007, the directors of Hainan Jinpan approved the following appropriations to reserves.

	2009	2009	2008	2007
	US$	RMB	RMB	RMB
Statutory reserve fund	-	-	-	2,265
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	-	-
	-	-	-	2,265

The Company declared a cash dividend of US$0.12 per common share on February 6, 2009, which was paid in 2 installments, first on February 27, 2009 and then on July 10, 2009.  The Company also declared cash dividend of US$0.12 per Common Share in 2008 and 2007.  These cash dividends declared reflect the effect of 2-for–1 stock split effected in February 2010.

13.	COMMITMENTS AND CONTINGENT LIABILITIES

(a)       Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements.  These operating leases expire in various years through 2022.  These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2009:

	US	RMB
	(In thousands)
2010	112	762
2011	68	461
2012	53	360
2013	52	358
2014	52	358
2015 after	424	2897
Total minimum lease payments	761	5,196

(b)      Capital commitments

As of December 31, 2009, the Group has commitments of RMB 16,067,000 for the purchase of new plant and machinery.

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

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2009:

	US$	RMB
	(In thousands)
2010	1,688	11,528
2011	1,629	11,122
2012	1,332	9,093
2013	718	4,907
2014	227	1,554
Total minimum employment contract payments	5,594	38,204

 (d)      Licensee agreement

The Group is engaged in a licensee agreement with a third party that designs certain line reactors. This agreement provides us the exclusive right to manufacture, assemble, sell, and maintain the licensed products.  Licensee expense was RMB 3.4 million, RMB 2.3 million and RMB 1.7 million for the years ended December 31, 2009, 2008, and 2007, respectively.

14.	FINANCIAL INSTRUMENTS

 (a)      Cash and cash equivalents

The carrying amount reported on the Consolidated Balance Sheets for cash and cash equivalents approximates their fair value because of the short maturity of those instruments.

  (b)     Investments, accounts receivable, notes receivable, other receivables advance from customers and bank loans

The carrying value, as reported on the Consolidated Balance Sheets, of accounts receivable, notes receivable, other receivables, advance from customers, accruals, and bank loans approximate their market values based on their short-term maturities, or their fair values.

15.           CONCENTRATION OF RISK

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

The Group’s allowance for doubtful accounts is based on the expected collectability of accounts receivable.  Actual losses during 2009 were within management’s estimates.

During 2009, the Group was dependent on two major suppliers Hexion (Bakelite AG) and Speed Fair (Xiamen) Co., Ltd. for cast resin, which accounted for 2.41% (2.0% in 2008) and 3.26% (1.3% in 2008) of total purchases, respectively.  Additionally, the Group was dependent on three major suppliers: Wuhan Steel Processing Co., Ltd., Thyssenkrupp Electrical Steel GmbH, and AK Steel Corporation for silicon steel, which accounted for 31.5% (2008: 23.3%), 5.09% (2008: 7.2%) and 1.33% (2008: 1.24%)  of total purchases, respectively. The Group is also dependent on TongLing Nonferrous Metals Group Inc., MKM Mansfelder Kupfer and Shanghai Congxin Electric Co. Ltd. for copper and aluminum, which accounted for 3.06% (2008: 10.6%) and 0.4% (2008: 1.03%) and 9.97% (2008: 4.93%) of total purchases, respectively.

A significant portion of our sales revenues is concentrated on one OEM, which is our largest customer.  Sales to our largest customer accounted for 17.7%, 18.4% and 9.6% for years 2009, 2008 and 2007, respectively.

16.	PENSION AND OTHER POST RETIREMENT BENEFITS

In the beginning of 2006, Jinpan USA set up a Simple IRA plan for its employees.  The amounts employees contribute are tax deferred.  Jinpan USA, has not made any contributions since 2006.

Hainan Jinpan and Jinpan China have a defined contribution retirement plan for their employees.  As required by PRC laws and organized by local government, Hainan Jinpan and Jinpan China make certain statutory contributions to the plan.  All permanent employees are entitled to an annual pension that is equal to a fixed proportion of their final annual salary at their retirement date. Hainan Jinpan and Jinpan China and its employees are required to make contributions to the retirement plan at rates of 20% and 8% of each employee’s annual salary, respectively.  Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government, which is responsible for the payments of pension benefits to retired employees.  Hainan Jinpan and Jinpan China have no obligations for the pension benefits beyond the annual contributions as described above.  The pension costs recognized by Hainan Jinpan and Jinpan China during the years ended December 31, 2009, 2008 and 2007 amounted to RMB 3.5 million, RMB 2.9 million and RMB 1.7 million, respectively.

17.	OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

We operate in one reportable segment, electrical distribution equipment, and we manufacture four product lines: cast resin transformer, switchgear, substation, and line reactors. We sell our products in the People’s Republic of China, the United States, and Europe.

Geographic area data

	Year ended December 31,
	2009	2009	2008	2007
	US$	RMB	RMB	RMB
	(In thousands)

Revenues from external customers:
United States	9,917	67,679	60,622	45,545
Europe	13,809	94,241	77,550	-
PRC	135,153	922,383	948,703	857,816
	158,879	1,084,303	1,086,875	903,361
Property, Plant, and Equipment by area:
United States	2,534	17,303	433	322
PRC	24,182	165,090	131,869	65,553
	26,716	182,393	132,302	65,875
Net Assets
United States	43,305	295,640	304,078	317,722
PRC	92,634	632,414	427,204	285,852
	135,939	928,054	731,282	603,574

18.	EARNINGS PER COMMON AND COMMON EQUIVALENT SHARE

On January 26, 2010, the Company declared a two-for one stock split to the shareholders of record as of  February 5, 2010. Accordingly, all outstanding shares and per share data in all period presented have been restated to reflect the stock split.

Basic earnings per share for the years ended December 31, 2009, 2008 and 2007 was computed by dividing net income of RMB 197.7 million, RMB 139.7 million and RMB 123.8 million by the weighted average number of 16,028,152, 15,970,160 and 15,953,510  common shares outstanding, respectively.

Diluted earnings per share for the years ended December 31, 2009, 2008 and 2007 was computed by dividing net income of RMB 197.7 million, RMB 139.7 million and RMB 123.8 million by the weighted average number of 16,269,440, 16,261,196 and 16,181,260  common shares outstanding, respectively. The weighted average number of shares includes potentially dilutive common shares, which reflect the dilutive effect of stock options, preferred shares and warrants.  Reconciliation of the denominator is as follows:

	2009	2008	2007
Denominator for basic earnings per share – weighted average shares	16,028,152	15,970,160	15,953,510

Effect of dilutive securities:
Convertible preferred stock	-	6,088	12,222
Exercisable stock options	216,026	251,020	215,528
Convertible warrants	25,262	33,928	-
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	16,269,440	16,261,196	16,181,260

19.	EQUITY

As of December 31, 2009, 424,940 common shares have been repurchased at an aggregate cost of US$0.8 million, approximately RMB 6.8 million. The Company did not purchase any of its stock in the open market during 2008 and 2009.

The Company issued 12,000, nil and 141,634 shares respectively in 2007, 2008 and 2009 from its treasury shares to the employees who exercised their stock options.

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

A total of 1,000,000 common shares have been reserved for issuance under the Company’s 1997 Stock Option Plan. The 1997 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 1997 Stock Option Plan, which was established in October 1997, is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the 1997 Stock Option Plan must be at least equal to the fair market value of each share on the date of grant. The vesting period is determined in each stock option agreement. Options shall be fully vested and become exercisable at the date vested. The maximum term of options granted under the 1997 Stock Option Plan is 10 years. We used the intrinsic value method under APB 25 and recognized no expense for options granted under this plan.

(b)	Stock option transactions under 1997 stock option plan

In April and September 2007, an employee exercised a stock option to purchase total 8,000 common shares. The Company received US$14,200 from this exercise. In October, 2007, a director exercised a stock option to purchase 4,000 common shares. The Company received US$14,680 from this exercise. No options were exercised by employees during 2008. No options were exercised by directors during 2008 and 2009. During 2009 certain employees exercised stock options to purchase an aggregate of 78,000 shares of the Company’s common stock. The Company received US$138,450 from these exercises.

(c)	2006 Stock Option Plan

In October 2006, the Company adopted the 2006 Stock Option Plan, under which 600,000 common shares have been reserved for issuance. The 2006 Stock Option Plan provides for options to employees, officers, directors and consultants of the Group. The 2006 Stock Option Plan is administered by the board of directors or a committee appointed by the board, which determines the terms of options granted, including the exercise price, the number of shares subject to the option and the option’s exercisability. The exercise price of all options granted under the 2006 Stock Option Plan must be at least equal to the fair market value of a Common Share on the date of grant. Options shall be fully vested and become exercisable on the date of vesting. The vesting period is determined in each stock option agreement. The maximum term of options granted under the 2006 Stock Option Plan is 10 years. We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model.

(d)	Stock Option Transactions Under the 2007 Stock Option Agreement

In March, 2007, the Group entered into stock option agreements with certain of its directors and employees, to purchase an aggregate of 54,500 common shares. Options granted are exercisable at the price of US$9.03 per share and expire 5 years from the dated granted. The options are not transferable other than upon death and are exercisable from the date granted.

During 2009, certain current and previous employees exercised stock options to purchase 62,334 common shares. The Company received US$228,788 from these exercises.

In March 2008, the Company issued options to purchase 111,000 common shares. These options are exercisable at a price of US$11.65 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. The vesting dates range from the date of grant to January 1, 2011.

During 2009, certain employees exercised their options to purchase 37,300 common shares. The Company received US$ 434,545 from these exercises.

In April 2008, the Company issued options to purchase 21,500 common shares. Options granted are exercisable at the price of US$15.28 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. The options vested on January 1, 2009.

In December 2009, one employee exercised an option to purchase 4,000 common shares. The Company received US$61,140 from this exercise.

In February 2009, the Company issued stock options to purchase 207,200 common shares. Options granted are exercisable at a price of US$7.68 per share and expire 5 years from the date of grant. The options are subject to termination of employment and are not transferable other than upon death. There were 74,000 shares vested on January 1, 2010 and, additionally, 133,200 shares vested on February 5, 2012.

(e)	Warrants

In March, 2007, the Company issued warrants to purchase 200,000 common shares in connection with a private placement. This warrant is exercisable at a price of US$11.65 per share and expires on March 15, 2012.

(f)	Common Shares Reserved for Options, Warrants and Preferred Stock.

	December 31, 2009	December 31, 2008

Warrants	200,000	200,000
Stock options	460,566	435,000
Preferred stock	-	6,088

Total	660,566	641,088

(g)	Stock Option Activity

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return. The weighted-average exercise price for options outstanding as of December 31, 2009 was US$7.03. The weighted-average remaining contractual life of those options 3.73 years.

(h)	Option Valuation Assumptions

The following assumptions were used for calculating fair value of stock options:

	December 31,	December 31,	December 31
	2009	2008	2007
Risk -free interest rate	1.37% to 1.62%	1.99% to 2.18%	4.00%
Average expected term (years)	3	3	3
Dividend yield	1.62%	0.96%	1.3%
Expected volatility	68.65% to 75.6%	60.62% to 60.64%	66.14%

The Company’s calculation of expected volatility for the year ended December 31, 2009 was based on the historical volatility of the Company’s stock price. We have adopted the guidance of ASC 718-10-S99-1 for purposes of determining the expected term for stock options. Due to limited historical data to rely upon, we use the “simplified” method in developing an estimate of expected term for stock options per ASC 718-10-S99-1. The interest rate is based on the U.S. Treasury yields in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions.

(i)	Option Award Activity

A summary of the Company’s stock option activities, and related information for the years ended December 31, 2009, 2008 and 2007 are as follows:

	2009		2008		2007
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$

Outstanding at beginning of year	435,00	5.93	302,500	3.17	290,000	1.77
Granted	207,200	7.68	132,500	12.24	54,500	9.03
Exercised	(181,634)	4.21	-	-	(42,000)	1.17
Cancelled			-	-	-	-
Forfeited			-	-	-	-
Outstanding at the end of year	460,566	7.03	435,000	5.93	302,500	3.17
Exercisable at the year end	218,266	5.69	321,500	3.67	302,500	3.17

Weighted average grant-date fair value of options granted during the year	US$ 7.68		US$ 12.24		US$ 9.03

A summary of the status of the Company’s nonvested shares for the years ended December 31, 2009, 2008, 2007 are as follows

		Weighted-Average
		Grant-Date
Nonvested Shares	Shares	Fair Value (US$)
Nonvested at January 1, 2007	-
Granted	54,500	9.04
Vested	(54,500)	9.04
Forfeited	-	-
Nonvested at December 31, 2007	-	-
Granted	132,500	12.24
Vested	(19,000)	11.65
Forfeited	-	-
Nonvested at December 31, 2008	113,500	12.34
Granted	207,200	7.68
Vested	(78,400)	12.65
Forfeited	-	-
Nonvested at December 31, 2009	242,300	$ US$ 8.23

The Company recognized approximately RMB 6.2 million, RMB 0.7 million and RMB 1.6 million of compensation cost for the years ended December 31, 2009, 2008 and 2007, respectively. No income tax benefit was recognized for the years ended December 31, 2009, 2008 and 2007. The total intrinsic value of options exercised during the years ended December 31, 2009, 2008 and 2007 was RMB 14.9 million, nil and RMB 2.8 million, respectively. The total intrinsic value of options outstanding during the year ended December 31, 2009 was RMB 52.9 million. There were 88,817 shares of options exercised during the year 2009. The total fair value of shares vested during the years ended December 31, 2009, 2008 and 2007 were approximately RMB 6.4 million, RMB 1.5 million and RMB 5.2 million respectively. Total compensation cost related to nonvested stock options that are not recognized at the end of December 31, 2009 and will be recognized in future years is RMB 2.6 million. The weighted average period of nonvested stock options that is expected to be recognized is 3 years.

The following table summarizes information with respect to options outstanding at December 31, 2009:

	Options	Outstanding
		Weighted Average
Exercise	Number	Remaining
Price	Outstanding	Contractual Life (in years)
US$ 1.77	94,000	3.73
US$ 3.67	36,000	4.04
US$ 9.03	32,166	2.19
US$ 11.65	73,700	3.30
US$ 15.28	17,500	3.30
US$ 7.68	207,200	4.10
	460,566	3.73

(j)	Warrants Valuation Assumptions

On March 16, 2007, warrants to purchase 200,000 shares of the Company’s common stock were issued to an investment bank . The exercise price of the warrants was US$ 11.65. The warrants expire on March 15, 2012. At December 31, 2009, all of these warrants were unexercised.

We measure the fair value of each warrant at the date of granting using the Black-Scholes option-pricing model. The Black-Scholes option pricing model was developed to estimate the fair value of traded warrants, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return.

The fair value of the warrants, issued in March 2007, in the amount of RMB 6.2 million, was estimated at the date of grant using the Black-Scholes option pricing model with the following weighted average assumptions for 2007: risk-free interest rate was 4.47%, an expected dividend yield of 1.03%, the volatility factor of the expected market price of the common shares was 66.14%, and a weighted average contractual life of the warrants of 5 years.

20.	SUBSEQUENT EVENT

(a)       Two- for- one stock split

One January 26, 2010, the Company announced a two-for-one forward stock split, applicable to shareholders of record at the close of business on February 5, 2010 with the distribution effective on February 15, 2010. As a result of the stock split, shareholders will receive one additional common share for every share held on the record date and our stock price was halved.

(b)       Cash Dividend

On January 29, 2010, the Company declared a cash dividend of US$0.14 per common share for the year 2010.  The Company made the first distribution of US$0.07 per share on February 25, 2010, to shareholders of record on February 18, 2010. The second distribution will be made during the second half of the year.

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2009.

21.	PARENT ONLY FINANCIAL INFORMATION

Below is the Company’s Balance Sheet as of December 31, 2009 and Income Statement for the year then ended.  This information is for Jinpan International Limited, the parent company only and is not on a consolidated basis.

Jinpan International Limited
Balance Sheet
(In thousands)	December 31,
	2009	2008
	RMB	RMB
Cash and cash equivalents	5,895	438
Other Receivable	145	-
Prepaid Expense	94	94
Due from Subsidiaries	-	21,048
Investment in Subsidiaries	924,074	712,847
Total Assets	930,208	734,427

Accounts Payable	935	444
Professional Fee Payable	1,089	2,701
Due to Subsidiaries	130	-
Total Liabilities	2,154	3,145
Shareholders’ Equity
Common Stock	605	603
Common Stock-Warrants	6,232	6,232
Preferred Stock	-	1
Paid In Capital	281,106	270,927
Reserved	31,451	31,451
Retained Earnings	609,941	425,471
Accumulated other Comprehensive Income	3,339	3,122
Treasury Stock	(4,620)	(6,525)
	928,054	731,282
Total Liabilities and Shareholders’ Equity	930,208	734,427

Jinpan International Limited
Income Statement
(In thousands)

	For the year ended December 31,
	2009	2008	2007
	RMB	RMB	RMB
Earnings from Subsidiaries	231,441	176,178	151,337
General and Administration Expenses	(15,247)	(14,674)	(11,787)
Operating Profit	216,194	161,504	139,550
Other Income	1,959	1,915	1,045
Net Income Before Tax	218,153	163,419	140,595
Income Tax	(20,428)	(23,742)	(16,809)
Income After tax	197,725	139,677	123,786

22.     QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 2009 and 2008 is as follows:

	Quarter
Fiscal 2009	First	Second	Third	Fourth
RMB
Sales	221,135,274	279,185,232	299,586,510	284,396,047
Gross (loss) profit	79,989,507	129,993,215	130,934,447	117,568,790
Net (loss) income from continuing operations	31,943,839	59,305,372	63,873,852	42,601,582
Net (loss) income from discontinued operations		-	-	-
Net (loss) income	31,943,839	59,305,372	63,873,852	42,601,582

Earnings per share - Basic	2.00	3.70	3.98	2.65
Earnings per share - Diluted	1.99	3.66	3.88	2.62

	Quarter
Fiscal 2008	First	Second	Third	Fourth
RMB
Sales	170,236,616	285,531,662	314,270,857	316,836,273
Gross (loss) profit	53,359,683	97,353,392	98,638,816	95,636,309
Net (loss) income from continuing operations	17,170,994	42,509,792	36,201,314	43,795,158
Net (loss) income from discontinued operations	17,170,994	42,509,792	36,201,314	43,795,158
Net (loss) income

Earnings per share - Basic	1.08	2.66	2.26	2.74
Earnings per share - Diluted	1.06	2.61	2.23	2.69