Form 20-F
period 2010-12-31
JINPAN INTERNATIONAL LTD
filed 2011-06-23
CIK 1053008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2010

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

Common Shares, $0.0045 par value
(Title of Class)

NASDAQ
(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,395,456 Common Shares, par value $0.0045 per share

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

FORWARD-LOOKING STATEMENTS

All statements made in this Annual Report on Form 20-F other than purely historical information are “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include statements regarding future plans and objectives. These statements may be preceded or followed by or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “continues,” “plans,” “estimates,” “projects” or similar expressions or statements that events “will,” “should,” “could,” “might” or “may” occur. These statements are only our current expectations. These statements appear throughout this Annual Report on Form 20-F, including under “Item 3. Key Information – Risk Factors” and “Item 5 – Operating and Financial Review and Prospects.” They are based on our management's beliefs and assumptions and on information currently available to our management. Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Annual Report and other risks, including:

•	our ability to successfully implement our business strategy;

•
the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

•	the effects of rapid technological changes and vigorous competition in the markets in which we operate;

•	uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;

•	other factors or trends affecting the industry generally and our financial condition in particular;

•	the effects of the higher degree of regulation or level of taxation in the markets in which we operate;

•	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

•	the monetary and interest rate policies of the countries in which we operate;

•	changes in competition and the pricing environments in the countries in which we operate; and

•	changes in exchange rates.

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

PART I

Unless specifically referenced, the following entities are collectively referred in this annual report as “we,” “us” or “our”:

(1)	Jinpan International Limited (“Jinpan International”), a British Virgin Islands business company;

(2)	Jinpan International (USA) Limited (“Jinpan USA”), a New York corporation and wholly owned subsidiary of Jinpan International;

(3)	Jinpan Realty Group, LLC (“Jinpan Realty”), a New Jersey limited liability company and wholly owned subsidiary of Jinpan International;

(4)	Jinpan Electric (China) Company Limited (“Jinpan China”), a foreign funded PRC limited liability company and wholly owned subsidiary of Jinpan International;

(5)	Hainan Jinpan Electric Company Limited (“Hainan Jinpan”), a sino-foreign cooperative venture owned by Jinpan International and Wuhan Jinpan Electric Company Ltd.;

(6)	Hainan Jinpan R&D Company Limited (“Hainan Jinpan R&D”). a Chinese enterprise wholly-owned by Hainan Jinpan;

(7)	Wuhan Jinpan Electric Company Limited (“Wuhan Jinpan”), a Chinese enterprise owned by Jinpan China and Hainan Jinpan;

(8)	Shanghai Jinpan Electric (Group) Company Limited (“Shanghai Jinpan”), a Chinese enterprise owned by Jinpan China and Hainan Jinpan;

(9)	Jinpan Electric Group Alternative Energy Equipment (Shanghai) Co. Ltd. (“Jinpan Alternative Energy”), a Chinese enterprise wholly owned by Shanghai Jinpan;

(10)	Jinpan Electric Group Transmission and Distribution Automation Equipment (Shanghai) Co. Ltd. (“Jinpan T&D”), a Chinese enterprise wholly owned by Shanghai Jinpan;

(11)	Jinpan Electric Group International Trading (Shanghai) Co. Ltd. (“Jinpan Trading”), a Chinese enterprise wholly owned by Shanghai Jinpan; and

(12)	Shanghai Pan-Ding Investment Co. Ltd. (“Shanghai Panding”), a Chinese enterprise wholly owned by Shanghai Jinpan.

(13)	Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”), a Chinese enterprise wholly owned by Hainan Jinpan.

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

We prepare our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The following selected financial data have been derived from our audited consolidated financial statements for each of the years from 2006 to 2010. The selected consolidated statement of income data for the years 2008, 2009, and 2010, and the selected consolidated balance sheet data at December 31, 2009 and 2010, have been derived from our audited consolidated financial statements set forth in “Item 18. Financial Statements.” The selected consolidated statement of income data for the years 2006 and 2007, and the selected consolidated balance sheet data at December 31, 2006, 2007 and 2008, has been derived from our previously published audited consolidated financial statements, which are not included in this report. These selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and are qualified entirely by reference to such consolidated financial statements.

All of the Earnings per share, Number of shares outstanding and Dividends per share below have been adjusted to reflect the two-for-one stock split of our common shares, effective February 6, 2010, as if such reverse split had been in effect during the periods indicated.

	Year ended December 31,
	2010	2010	2009	2008	2007	2006
	US$(1)	RMB	RMB	RMB	RMB	RMB
		(In thousands, except per share and share data)
Income Statement Data:
Net sales	143,807	967,074	1,084,303	1,086,875	903,361	653,208
Costs of goods sold	(87,971)	(591,591)	(625,817)	(741,887)	(588,941)	(471,403)
Gross profit	55,836	375,483	458,486	344,988	314,420	181,805
Selling and administrative expenses	(40,673)	(273,518)	(245,956)	(185,055)	(173,434)	(104,200)
Income from operations	15,163	101,965	212,530	159,933	140,986	77,605
Interest expense	(309)	(2,078)	(1,446)	(8,433)	(3,515)	(2,231)
Non operating income	2,443	16,431	7,069	11,919	3,124	5,052
Income before income taxes	17,297	116,318	218,153	163,419	140,595	80,426
Income taxes	(3,913)	(26,314)	(20,428)	(23,742)	(16,809)	(10,891)
Income before minority interest	13,384	90,004	197,725	139,677	123,786	69,535
Minority interest	-	-	-	-	-	(9,876)
Net income	13,384	90,004	197,725	139,677	123,786	59,659

Earnings per share:
Basic	0.83	5.57	12.33	8.74	7.76	4.50
Diluted	0.81	5.46	12.15	8.59	7.65	4.44
Number of shares outstanding:(2)
Basic	16,159,893	16,159,893	16,028,152	15,970,160	15,953,510	13,251,452
Diluted	16,457,462	16,457,462	16,269,440	16,261,196	16,181,260	13,457,830

Dividends per share	US$ 0.14	RMB 0.92	US$ 0.14	US$ 0.12	US$ 0.12	US$ 0.12

Balance Sheet Data:
Cash and cash equivalents	27,527	182,300	161,554	105,120	114,565	256,320
Total assets	226,589	1,500,633	1,244,298	1,108,283	884,627	707,870
Net assets	151,493	1,003,294	928,054	731,282	603,574	490,219
Long term liabilities	2,485	16,458	17,410	1,090	10,766	3,962
Minority interest	-	-	-	-	-	8,358
Equity	151,493	1,003,294	928,054	731,282	603,574	490,219

Cash Flows Data
Depreciation	3,636.00	24,449.00	25,512.00	11,725.00	9,615.00	6,834.00
Capital expenditures:(3)	8,397.00	56,468.00	54,717.00	132,032.00	51,296.00	21,231.00
Ratio of earnings to fixed charges(4)	1.76%	1.76%	0.66%	4.91%	2.44%	2.70%

____________________
(1)
Our assets and liabilities are translated into United States dollars at the period-end exchange rate which is RMB 6.6227 to 1 US dollar as of December 31, 2010. Revenues and expenses are translated into United Stated dollars at weighted average exchange rates which was RMB 6.7248 to 1 US dollar for the period from January 1, 2010 to December 31, 2010. Equity transactions are translated using historical rates.

(2)	There are 40,000,000 common shares authorized and 2,000,000 shares of preferred shares authorized as of December 31, 2010.

(3)	Capital expenditures are comprised of the purchase of equipment, payment for construction-in-progress, and acquisition of land use rights.

(4)	Earnings consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expenses and amortization of deferred financing fees.

Exchange Rate Information

As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for Renminbi Yuan, referred to in the financial statements as “RMB” or “Renminbi,” expressed in U.S. dollars per Renminbi, using the noon buying rate in The City of New York City cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Renminbi is the lawful currency of the People’s Republic of China or the PRC. The Noon Buying Rate certified by the New York Federal Reserve Bank for RMB on June 14, 2010 was US$1 = RMB 6.4822

The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for RMB. Amounts are expressed in RMB per US dollar 1.00.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2006	7.8041	7. 9579	8.0702	7.8041
2007	7.2946	7.5906	7.7714	7.2946
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8270	6.8408	6.8226	6.8533
2010	6.6227	6.7696	6.6200	6.8328
December 2010	6.6227	6.6497	6.6200	6.6745
January 2011	6.6017	6.5964	6.5814	6.6364
February 2011	6.5713	6.5761	6.5713	6.5937
March 2011	6.5483	6.5645	6.5483	6.5743
April 2011	6.4990	6.5292	6.4990	6.5527
May 2011	6.4845	6.4988	6.4845	6.5089
June 2011 (through June 14, 2011)	6.4482	6.4842	6.4795	6.4886

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

In 2010, revenue derived from the sale of cast resin transformers accounted for 76.6% of our net sales, or RMB 741.1 million. Going forward, we expect a significant portion of our revenue to continue to come from the sale of cast resin transformers. Accordingly, our future operating results will depend on the demand for this product. We cannot assure you that the market will continue to demand our current product or that we will be successful in marketing any new or enhanced products. If our competitors produce new products that are superior to our cast resin transformers in performance or price, demand for our product may decline. A decline in demand for our cast resin transformers as a result of competition, technological change, economic conditions in China, restrictions on our ability to market this product, or other factors would reduce our total revenues and harm our ability to maintain profitability.

Our operating revenues would decline significantly if we lost one or more of our largest customers, which could have a material adverse impact on our business.

A significant portion of our operating revenues are concentrated among our largest customers. Sales to our five largest customers in the aggregate for the fiscal years ended December 31, 2008, 2009 and 2010, accounted 26.5%, 27.0%, and 18.1%, respectively, of our net sales. Sales to our largest customer for those same periods accounted for 18.4%, 17.7%, and 9.1%, respectively, of our net sales. We cannot assure you that any of our principal customers will maintain their volume of business with us or that a similar volume of business will be forthcoming from new or existing customers to replace any lost business. The loss of one or more of these existing principal customers without replacement by a customer of similar volume could have a material adverse effect on our business and financial condition.

We sell most of our reactors to one large original equipment manufacturer, or OEM, and any significant decrease of sales of reactors to this large OEM would have a negative effect on the revenues we receive from the sale of reactors.

In 2010, revenue derived from the sale of reactors accounted for 7.3% of our net sales, or RMB 70.5 million. Presently, we sell most of our reactors to one large OEM. This is in contrast to a more diversified customer base for our cast resin transformers. Any significant decrease in the sale of reactors to this large OEM could have a material adverse effect on revenue derived from the sale of reactors. In addition, if we fail to collect accounts receivable from this large OEM, we could be subject to significant financial exposure.

If we lose our key personnel, our ability to operate our company and our results of operations may suffer.

Our future growth and success will depend in part on our ability to retain key members of our management who are familiar with our business and our potential markets.  If we lose their services or the services of other key personnel, our financial results or business prospects may be harmed. We do not have “key man” or similar insurance on any of these individuals. Additionally, our future growth and success will depend in part on our ability to attract, train and retain sales, marketing, and management personnel. We cannot be certain that we will be able to attract and retain the personnel necessary to manage our operations effectively. Competition for experienced executives from numerous companies may limit our ability to hire or retain personnel on acceptable terms. In addition, many of the companies with which we compete for experienced personnel have greater financial and other resources than we do. Moreover, the employment of non-citizens may be restricted by applicable immigration laws.

The current economic and financial recovery in the world’s major economies remains fragile and uneven which may have a material adverse effect on our results.

Recovery in the world’s largest economies remains fragile.  The pace of the recovery varies among regions and countries.   Uncertainties about the recovery may result in a reduction in demand in some or all of our products and downward pressure on pricing of our products, which could adversely affect our business, results of operations and financial condition. The economic and financial situation may result in: (i) our customers experiencing a deterioration of their businesses, cash flow shortages and difficulty obtaining financing pursuant to which existing or potential customers may delay or cancel plans to purchase our products and could negatively impact our ability to collect accounts receivable, (ii) suppliers experiencing similar conditions, which could impact their ability to fulfill their obligations to us, (iii) a lower return on our financial investments and a lower value on some of our assets, and (iv) an increase in the cost or (v) our inability to finance future projects.   Continuing uncertainties about the recovery also make it increasingly difficult for us to predict our revenues and earnings into the future.

Our growth may be slowed if demand for electric power slows declines or if there is a decline in fixed asset investment in China.

Our products are used for the distribution of electricity.  Demand for our products is linked closely to increased demand for electrical power in China. According to the China Electricity Council (“CEC”), China consumed 4.1923 trillion kilowatt hour (“KWH”) of electricity in 2010, up 13.88% over 2009 during which China consumed 3.6812 trillion KWH of electricity. While demand for electricity has been strong over the past several years, we cannot assure that demand for electricity will continue to grow at 2010 rates. Any material decline in the consumption of electricity in China is likely to have an adverse impact on our business.

Our products are used by utilities in building electric grids and infrastructure, industrial manufacturing facilities, and commercial and residential buildings.  Demand for our products is affected by the level of investment in fixed assets.  According to the National Bureau of Statistics of China (“NBS”), the completed investment in fixed assets of the country in 2010 was RMB 27.8140 trillion, up 23.8% over the previous year.  While investment in fixed assets in China has experienced strong growth over the past several years, we cannot assure that the level of investment would continue at 2010 rates.  Any material decline in fixed asset investment in China is likely to have an adverse impact on our business.

Our growth may be slowed if there is a decline in investment in wind energy.

We supply power distribution equipment for wind towers.  In 2010, the sale of wind energy products accounted for approximately 11% of our revenue or RMB 106.4 million.  The majority of the wind energy products we sold in 2010 were delivered to Europe and North America.    Any material decline of investment in wind energy in the principal markets we serve is likely to have an adverse impact on our business.

Increase in cost, disruption of supply or shortage raw materials could harm our business.

The principal raw materials we require for our business are (1) silicon steel, which forms the core of our transformers, (2) copper and aluminum foil and wire, which wind around the core to form the coil, and (3) cast resin and electric isolation material, which serve as the insulation medium between coils. Prevailing prices for such commodities are subject to fluctuations due to changes in supply and demand and a variety of additional factors beyond our control, such as global political and economic conditions. Historically, prices for some of these raw materials have been volatile and unpredictable, and such volatility is expected to continue.  In the event of unexpected increases in raw material costs, we may be unable to increase our prices to offset these increased costs without suffering reduced volume, revenue or operating income. Furthermore, sustained declines in raw materials prices may also put downward pressure on the unit price of our products and increase competition and thereby reduce revenue.  Currently, we do not hedge against changes in commodity prices.

We maintain at least two suppliers for each of the principal raw materials in order to enhance our ability to obtain an adequate supply of high quality, competitively-priced raw materials. We usually keep a two or three month supply of these raw materials in our inventory. However, we cannot guarantee that we will be able to maintain favorable arrangements and relationships with these suppliers. Also, if our suppliers fail to supply these raw materials to us for any reason, including due to adverse financial developments affecting the supplier, and/or due to unexpected demand, labor shortages or disputes, it could have a material adverse effect on our results of operations.

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

We may face potential foreign competition in China from firms such as ABB, Siemens, and Alstom. These and other potential competitors in China have greater financial and other resources than we do. Increased domestic competition in China and foreign participation may also have a material adverse effect on our financial condition and results of operations as well as our business and prospects. In addition, we may not be able to compete successfully in the future with existing or new competitors.

We may face claims or lawsuits for losses due to the failure of our products that may result in costly litigation and divert attention of our management.

Our business exposes us to liability risks that are inherent in the manufacturing and marketing of electric equipment.  Any failure of our products could result in direct and consequential losses to our customers, which could result in our customers filing claims or lawsuits against us for losses resulting from the failure of our products. If a litigant were successful against us, it could have an adverse effect on our business, financial condition, results of operations and liquidity. Additionally, a well-publicized actual or perceived problem could adversely affect our market reputation, which could result in a decline in demand for our products. Although we have purchased product liability insurance, our insurance coverage may not be sufficient to cover all our losses.

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

Under its current governmental leadership, China has been pursuing economic reform policies, including the encouragement of private economic activity and greater economic decentralization. Although China has been pursuing such policies, the Chinese government may not continue to pursue these policies in the future, these policies may not be successful if pursued or may be significantly altered without notice, or business operations may become subject to the risk of nationalization, which could result in the total loss of any investment in China.

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

China’s legal system is a civil law system, which is based on written statutes and case law has little  value as precedent. China does not have a well-developed, consolidated body of laws governing foreign investment enterprises. As a result, the administration of laws and regulations by government agencies may be subject to considerable discretion in individual cases. As China’s legal system develops, we, like other foreign business entities, may be adversely affected by new laws, changes to existing laws (or new interpretations of the laws) and preemption of provincial or local laws by national laws. In addition, in circumstances where adequate laws do exist, it still may not be possible for us to obtain swift and equitable enforcement of those legal rights under Chinese law.

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

We receive most of our revenues in Renminbi. The Chinese government imposes control over our foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign imports. The Renminbi is not freely convertible into foreign currencies. The Renminbi exchange rate to some other currencies can also be volatile. Yet, we are required to meet foreign currency obligations such as for future purchases of certain equipment and raw materials from Germany. As a result, we face two risks: first, where our revenues, assets, and declared dividends are translated into other currencies, the translated values may reflect volatility due to exchange rates; and second, we may face higher than anticipated costs for purchases that are required to be made in other currencies.

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

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. These factors have led the Chinese government to adopt, from time-to-time, various corrective measures to restrict the availability of credit or to regulate growth and contain inflation. The NBS reported that the general level of consumer prices in China in 2010 increased by 3.3% over 2009.  In the first quarter of 2011, the general level of consumer prices increased by 5% over the prior year period. To control inflation, the Chinese government may raise interest rates, impose controls on credit and/or prices, or take other actions which could inhibit economy activity in China and adversely affect the market for our products.

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

At present, insurance companies in China offer limited coverage for business related risks. As such, we only have a very limited form of insurance for our properties covering loss arising from theft, fire, lightning, and explosives. We do not have any business liability or disruption insurance coverage for our operations and our coverage may not be adequate to compensate for all losses that may occur. Any business disruption, natural disaster, or litigation resulting therefrom could expose us to substantial costs and losses.

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

In addition, under the new EIT law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Currently, no official interpretation or application of this new “resident enterprise” classification is available. Therefore it is unclear how tax authorities will determine tax residency based on the facts of each case. If the tax authorities determine that we, as a British Virgin Islands holding company, are a “resident enterprise” for EIT purposes, a number of unfavorable tax consequences could follow, including we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as EIT reporting obligations, . It is also possible that the rules regarding “resident enterprise” classification may change in the future and possibly be retroactively applied.

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

The instruments governing our current and future debt restrict and may restrict, respectively, our ability to pay dividends or make other distributions to us. Hainan Jinpan's credit facility with Bank of China prohibits Hainan Jinpan from paying dividends if the profits after tax at the end of a fiscal year are zero or negative and the profits after tax do not cover losses from previous fiscal years.   In such a situation, the profits before tax may not be used for repayment of the principal and/or interest due that fiscal year and payment of associated expenses therefor or if the profits before tax are insufficient to fully repay the next principal and/or interest due and to pay associated expenses therefore, then dividends may not be paid. Pursuant to the credit facility with Bank of Communications, Hainan Jinpan cannot pay any dividends to Jinpan International and Wuhan Jinpan, its stockholders, during fiscal year 2009 and 2010 unless the interest and principal on outstanding amounts are timely paid and the dividends paid by Hainan Jinpan did for any year do not exceed the net profit for that year. If any of these provisions are violated, all borrowings under the Bank of Communications facility will become immediately due.

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

The price of our common shares may be adversely affected by negative market sentiments about U.S. listed China based companies.

In the past year, numerous fraud allegations against U.S. listed China based companies have shaken the confidence of U.S. investors in these companies.  This negative market sentiment not only affect the company facing fraud allegations, but may also adversely impact the share price of other U.S. listed China based companies.  We have been a U.S. listed company since our IPO in 1998 and have a track record of compliance with SEC reporting requirement.  Nevertheless, in the current environment, the price of our common shares may be adversely affected by negative market sentiments.

Shares eligible for future sale may depress our share price.

As of June 1, 2011, we had 16,395,4561 common shares outstanding. In addition, 498,566 common shares were subject to outstanding options granted under our stock option plan, of which 311,166 shares have vested.

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

We may not continue to pay cash dividends or even if we do, we may not do so at the current rate. We may elect at any time to retain all future earnings for use in the operation of our business and to fund future growth. Any future cash dividends will depend upon our results of operations, financial condition, cash requirements, the availability of a surplus and other factors. For a discussion of the limits on our ability to pay dividends, see “Risk Factors – Risks Related to Our Chinese Operations – We rely principally on dividends paid by our PRC subsidiaries to fund our cash and financing requirements and to pay dividends. Our ability to pay dividends may be restricted.”

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

We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, generally, U.S. investors who owned our common shares during any taxable year in which we are deemed a PFIC, are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our common shares during the current taxable year of 2010 or any subsequent taxable year if we are treated as a PFIC for that taxable year.

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

Item 4.    Information on the Company

A.        History and Development

Jinpan International Limited was incorporated in the British Virgin Islands on April 3, 1997 under the International Business Act of the British Virgin Islands. We are primarily engaged in the design and manufacture of cast resin transformers, switchgears, unit substations, VPI reactors and transformers and other power control and distribution products. Our predecessor Haikou Jinpan Special Transformers Works (“Haikou Jinpan”) was established in 1993 as a manufacturer of cast resin transformers.

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

In 2008, we invested RMB 65.4 million (US$9.6 million) to purchase 71,000 square meters of land and buildings in Shanghai to serve as the site for our third manufacturing facility. We financed the acquisition using RMB 25.4 million (US$ 3.8 million) of our available cash and RMB 40.0 million (US$ 5.8 million) from secured loan facilities.  We paid back all our bank loans related to the acquisition of the Shanghai facility by the end of 2009. Construction of the Shanghai facility proceeded in tandem with our need for additional manufacturing capacity for our existing and new product lines.

In the fourth quarter of 2008, we began to renovate existing buildings on Shanghai to house the production line for our reactors and in the fourth quarter of 2009, we completed the renovation and installed equipment for the manufacture of VPI reactors and transformers and we began the manufacture of VPI transformers and reactors. We incurred RMB 13.8 million (US$ 2.0 million) for the renovation and RMB 6.7 million (US$ 1.0 million) for equipment.

In the fourth quarter of 2009, we began construction of two factory buildings – one for the manufacture of our gas insulated switchgear and one to house the testing equipment for a new wind energy product – and two employee dormitory buildings. This construction was completed in the fourth quarter of 2010.  In the fourth quarter of 2010, we installed equipment for the manufacture of gas insulated switchgears and began manufacturing gas insulated switchgears in the first quarter of 2011.   Because of delays in the launch of a new wind energy product, we postponed procurement of the test equipment for its manufacture.     We incurred RMB 13 million (US$ 2.0million) for the construction and RMB 22.3 million (US$ 3.7 million) for equipment used to manufacture gas insulated switchgears.

In the first quarter of 2010, we began construction of two more factory buildings and an employee dormitory building.    We plan to use the two factory buildings under construction to expand our production capacity for VPI reactors and transformers and gas insulated switchgears.  We expect to complete the construction of the two factory buildings by December 2011.  The projected cost for the construction of the buildings and the procurement of manufacturing equipment is approximately RMB 36.8 million(US$ 5.5 million).

In the second quarter of 2011, we completed acquisition of Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”) for RMB 15 million (US$ 2.3 million) and assumed debt of RMB 44.2 million (US$ 6.7 million) as a result of the acquisition.  Guilin JTF’s primary asset is a lot of thirty-eight (38) acres of land in Guilin, Guangxi zoned for industrial development.  Guilin JTF is in the process of acquiring an adjacent lot of forty-four (44) acres.  Our acquisition of Guilin JTF is part of our plan to build a large scale manufacturing and R&D facility in the city of Guilin, Guangxi province.  We plan to complete the development in several phases over the next five years. The new facility, once fully built, is expected to have a cast resin transformer manufacturing capacity of approximately 12 million KVA and substantial capacity for manufacturing other electrical distribution products for renewable energy and smart grid applications.

Our headquarters are located at 168 Nanhai Avenue, Haikou Free Trade Zone, Haikou, Hainan Province, China, and our telephone number is (86) 898-6681-1301. Our subsidiary, Jinpan USA, has administrative offices located at 390 Veterans Boulevard, Carlstadt, New Jersey 07072 and the telephone number is (201) 460 8778.  Our website is www.jstusa.net.

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

 In addition to transformers, we also manufacture switchgears, VPI reactors and transformers, and unit substations.  Switchgears control the flow of electricity to and from electrical equipment.  We manufacture both conventional and high end gas insulated switchgears.  VPI reactors are components of inverters and converters.  They limit currents, filter waveforms and attenuate electric noise and harmonics to help balance current and voltage output.  We produce VPI reactors for both wind and solar applications.   VPI transformers raise and lower voltage.  We manufacture VPI transformers that serve as stand-alone units for power distribution and also as component for inverters and converters.  We also manufacture variable frequency variable wattage VPI transformers customized for industrial applications.  Unit substations are integrated products are integrated assemblies comprised of  high voltage switchgear, a transformer, a low voltage switchgear, a power meter and a power factor compensation device all interconnected with cables or buss bars.  Our unit substations transform high voltage electricity to lower voltages that feed into distribution transformers, which then lowers the electric voltage to levels suitable for consumer applications.  We measure our production capacity for switchgears, reactors, and unit substations in units produced.

The sale of wind energy products is one of the fastest growing segments of our business.  Our entrance into the wind equipment market began in to 2004 when we first began to supply VPI reactors for 1.5MW wind towers to an OEM customer. In 2006, we began to supply both reactors and cast resin transformers for 2.5MW wind towers to the same OEM customer.  Our portfolio of wind energy products in 2010 comprised of reactors for 1.5MW and 2.5MW wind towers and transformers for 2.5MW wind towers.  Revenue from sales of wind energy products grew concurrently with our product offerings.  Revenue from the sale of wind energy products reached RMB 106.4 million in 2010.   Up to 2010, most of our wind energy products were sold to one OEM customer and destined for the European and North American markets.  Given the large potential market for wind energy products worldwide, and particularly in China, we have constructed new facilities for the manufacture of wind energy products.  We also stepped up investment in R&D to develop new wind energy products.  Finally, we have expanded our OEM customer base to establish new sales channels to address both the Chinese and international markets.

Business Strategy

 We faced a challenging market environment in 2010 due to declines in transformer prices, brought on by increased competition enabled by historically low raw material prices, and a decline in international orders for wind power equipment.  We responded to these challenges by expanding our market reach in China, diversifying our OEM customer base, and developing new, high end products to position ourselves for future growth.

Key elements of our business strategy included, but were not limited to, the following:

Continue to focus on China’s growing electric infrastructure market.  China remained our largest market in 2010.  Sales in China accounted for 92.1% of our total revenue or RMB 890.6 million (US$ 132.4 million).   Macro trends in China also fuel demand for power distribution equipment.    According to the NBS, China’s gross domestic product in 2010 was RMB 39.7983 trillion, up by 10.3% over the previous year.  The NBS reported China’s gross domestic product in the first quarter of 2011 to be RMB 9.6311 trillion, a year-on-year increase of 9.7%.    On a quarterly basis, China’s gross domestic product increased by 2.1% in the first quarter of 2011.  As a leading manufacturer of cast resin transformers, we are well positioned to capitalize on this growth. We remain focused on the growing China market. We believe that macroeconomic conditions in China - fast economic growth, rising electricity consumption, increase in fixed asset investment, and urbanization – will continue to drive demand for electricity distribution equipment and provide us with opportunities for growth.

Invest in new, state-of-the-art facilities to increase our manufacturing capacity and efficiency. We continue to invest in advanced manufacturing facilities to expand our product lines and to enhance our competitive position in the market place.  We increased the combined transformer manufacturing capacity of our Haikou and Wuhan facilities to nearly 10 million KVA.  In the fourth quarter of 2010, we completed construction at our Shanghai facility of a new factory building for the manufacture of gas insulated switchgear.  In the first quarter of 2011, we installed and tested production equipment.  Production of the new gas insulated switchgears commenced in the mid first quarter 2011.  In 2010, we also completed a factory building for the testing of a new wind energy product.  However, we postponed the procurement of the test equipment due to delays in the development of the product.  In the second quarter of 2011, we began construction of two new factory buildings at our Shanghai facility.  The new factory buildings will expand our capacity to manufacture gas insulated switchgears and VPI reactors and transformers.  We expect to complete construction of the both factory buildings by December 2011.  In April 2011, we procured land in the city of Guilin, Guangxi province for the development of a new large scale manufacturing facility.  We plan to build out this new facility over the next five (5) years.  Once fully developed, this new facility is expected to have a cast resin transformer manufacturing capacity of approximately 12 million KVA and substantial capacity for the manufacture of other electric power distribution products for renewable and smart grid applications.  In the near term, we plan to add capacity for the manufacture of cast resin transformers and conventional switchgears at the new Guilin facility by the end of 2012.

Promote and develop high-margin products for new markets.  We continue to expand the application of our cast resin transformers, designing them to suit new applications and new markets. In 2010, we completed development of the first models of a new line of gas insulated switchgears.  We began manufacturing 12KV and 24K Ring Main Units, which are gas insulated switchgears used for power distribution, in the first quarter of 2011.  Our engineers are working to expand this new product line.  Over the next two years, we plan to introduce to market 36KV and 40.5KV RMUs as well as Cubicle Type Gas Insulated Switchgears (C-GIS) for various voltage levels.

 Leverage our relationships with major OEM customers to expand our global reach.  We continue efforts to expand our OEM customer base.  Up to 2009, we had only one OEM customer that accounted for the bulk of our export sales.  In 2010, we successfully qualified as suppliers to two major international OEM customers based in Europe.  Currently, we are in the process of qualifying with one more European OEM that specializes in the development of wind turbines.  We expect to complete the qualification by the end of 2011.  By integrating ourselves into the global supply chain of major OEMs, we can leverage the superior market reach of these OEMs to reach a broader international market for power distribution equipment of conventional and wind power applications.

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

We believe that the main advantages of our cast resin transformers as compared to other electric transformers are that our transformers:

•	are manufactured with fire resistant components;

•	do not use a potentially environmentally harmful cooling liquid that may leak;

•	use less power or produce energy loss than other available transformers;

•	require less maintenance;

•	are resistant to short circuit shocks;

•	have greater emergency overload capability;

•	have greater reliability; and

•	have smaller dimensions and produce less noise.

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

Switchgears

Since 2004, we have successfully developed into a supplier of switch gear products.  Switchgears control the flow of electricity to and from electrical equipment.  They enable operator to isolate electrical equipment in the event of an emergency.  We manufacture both conventional and gas insulated switchgears.  We license technology for the manufacture of conventional switchgears.  We procured and developed technology for the design and manufacture of high end gas insulated switchgears.

VPI Reactors and Transformers

We first began manufacturing and selling line reactors developed for wind towers in 2006. VPI reactors are critical components of inverters and converters.  They limit filter waveforms and attenuate electric noise and harmonics to help balance current and voltage output.  We licensed the design for the manufacture of VPI reactors designed for one OEM’s wind towers.  While we also supply reactors for solar and other applications, most of our reactors are for wind energy applications and are supplied to one OEM customer. This is in contrast to a more diversified customer base for our cast resin transformer. Any significant decrease in the sale of reactors to this large OEM could have a material adverse effect on revenue derived from the sale of reactors.

VPI transformers raise and lower voltage.  We manufacture VPI transformers that are stand-alone units for power distribution.  We also manufacture VPI transformers that serve components for inverters and converters.  We also manufacture variable frequency variable wattage VPI transformers customized for industrial applications

Unit Substations

We have also realized successful forward integration through our unit substation business.. Unit substations are integrated products are integrated assemblies comprised of  high voltage switchgear, a transformer, a low voltage switchgear, a power meter and a power factor compensation device all interconnected with cables or buss bars.  Our unit substations transform high voltage electricity to lower voltage electricity that feeds into distribution transformers, which in turn lowers the voltage to levels suitable for consumer applications.

Certifications

We have maintained our product and management systems certifications since their issuance by successfully passing regularly scheduled audits conducted by certification authorities.  As of June 1, 2011, we hold the following certifications:

Product Description	Certificate Title	Effective Date	Certification No.	Certification Authority	Expiration date

Three Phase Dry-Type Distribution Transformers,Designated Model Code 3T01105800.	UL Certification	Mar 17,2009	E326030	Underwriters Laboratories Inc.	No expiration date.
Transformers,Distribution,Dry-Type,Over 600 Volts,Dc and SC Series	UL Certification	Jan 26,2007	E252479	Underwriters Laboratories Inc.	No expiration date.
General Purpose Transformers,Part Number 151X1230MT01PC01B	UL Certification	Mar 10,2009	E326443	Underwriters Laboratories Inc.	No expiration date.
Class 220(R) insulation system, designated JSTIS001	UL Certification	Apr 24,2008	E320247	Underwriters Laboratories Inc.	No expiration date.
Transformers,Distribution,Dry-Type,Over 600 Volts	UL Certification	May 02,2002	E218188	Underwriters Laboratories Inc.	No expiration date.
Class 220(R) transformer insulation system, designated GC0011	UL Certification	May 02,2002	E75663	Underwriters Laboratories Inc.	No expiration date.
Dry Type Transformer,Model 3T01105800.	CSA Certification	Jun 01,2009	2149831	CSA INTERNATIONAL	No expiration date.
Dry Type Transformer,Model 3T01106900.	CSA Certification	Jun 01,2009	2149832	CSA INTERNATIONAL	No expiration date.
Low-voltage Switchgear Assemblies, Model Blokset	CCC Certification	Dec 12,2009	2009010301380413	CHINA QUALITY CERTIFICATION	Dec 10,2014
Low-voltage Switchgear Assemblies, Model GCS	CCC Certification	Nov 26,2009	2009010301377269	CHINA QUALITY CERTIFICATION	Nov 26,2014

Low-voltage reactive power compensating assemblies, Model GGJ	CCC Certification	Jul 21,2009	2009010301319680	CHINA QUALITY CERTIFICATION	Sep 14,2015
Low-voltage Switchgear Assemblies, Model GCL	CCC Certification	Jan 19,2009	2004010301110547	CHINA QUALITY CERTIFICATION	Nov 05,2015
Low-voltage Switchgear Assemblies, Model GGL1	CCC Certification	Jan 19,2009	2003010301092789	CHINA QUALITY CERTIFICATION	Apr 08,2016
Low-voltage Switchgear Assemblies, Model XL	CCC Certification	Jan 19,2009	2004010301123877	CHINA QUALITY CERTIFICATION	JAN 19,2014
Low-voltage Switchgear Assemblies, Model GCL	CCC Certification	Jan 19,2009	2004010301123879	CHINA QUALITY CERTIFICATION	Feb 28,2016
Low-voltage Switchgear Assemblies, Model GCMS	CCC Certification	Jan 19,2009	2004010301115385	CHINA QUALITY CERTIFICATION	JAN 19,2014
Low-voltage Switchgear Assemblies, Model Blokset	CCC Certification	Jan 19,2009	2005010301154596	CHINA QUALITY CERTIFICATION	JAN 19,2014
Low-voltage Switchgear Assemblies, Model GGL2	CCC Certification	Jan 19,2009	2003010301092791	CHINA QUALITY CERTIFICATION	Apr 08,2016
Low-voltage Switchgear Assemblies, Model GGL3	CCC Certification	Jan 19,2009	2003010301092795	CHINA QUALITY CERTIFICATION	JAN 19,2014
Dry Type Transformer,Model 3T01106900.	CE Certification	Feb 26,2009	902849	Usai Technology Services Co., Ltd.	No expiration date.
-	GOST-R Certification	Jan 13,2009	POCC CN.MW07.B00434	RUSSIA GOSSTANDARD	Jan 12,2010
Design，Production，Service of the Cast Resin Dry Type Transformers，Combined Transformers，Up to  0.4kV Low-Voltage Switchgears and Controlgear Assemblies，3.6-12kV High-Voltage Switchgears and Controlgears and VPI(Vacuum Pressure Impregnated) Products
	ISO9001:2000 QUALITY MANAGEMENT SYSTEM CERTIFICATION	May 06,2008	01408Q10115R3M	CHINA UNITED CERTIFICATION CENTER	May 05,2011

Design，Production，Service of the Cast Resin Dry Type Transformers，Combined Transformers，Up to  0.4kV Low-Voltage Switchgears and Controlgear Assemblies，3.6-12kV High-Voltage Switchgears and Controlgears and VPI(Vacuum Pressure Impregnated) Products
	OHSAS18001:1999 OHSAS CERTIFICATION	May 06,2008	01408S10010R2M	CHINA UNITED CERTIFICATION CENTER	May 05,2011
Design，Production，Service of the Cast Resin Dry Type Transformers，Combined Transformers，Up to  0.4kV Low-Voltage Switchgears and Controlgear Assemblies，3.6-12kV High-Voltage Switchgears and Controlgears and VPI(Vacuum Pressure Impregnated) Products
	ISO14001:2004 ENVIRONMENTAL MANAGEMENT SYSTEM CERTIFICATION	May 06,2008	01408E10033R3M	CHINA UNITED CERTIFICATION CENTER	May 05,2011
Design，Production，Service of the Cast Resin Dry Type Power Transformers	CCS QUALITY MANAGEMENT SYSTEM CERTIFICATION	Oct 28,2008	00508Q11010ROM	CHINA CLASSFICATION SOCIETY CERTIFICATION COMPANY	Oct 27,2011

Design，Production and Correlative Management Activities of the Cast Resin Dry Type Transformers	ISO9001:2008 QUALITY MANAGEMENT SYSTEM CERTIFICATION	Dec 25,2009	01409Q10510ROM	CHINA UNITED CERTIFICATION CENTER	Dec 24,2012
Design，Production and Correlative Management Activities of the Cast Resin Dry Type Transformers	OHSAS18001:1999 OHSAS CERTIFICATION	Dec 25,2009	01409S10066ROM	CHINA UNITED CERTIFICATION CENTER	Dec 24,2012
Design，Production and Correlative Management Activities of the Cast Resin Dry Type Transformers	ISO14001:2004 ENVIRONMENTAL MANAGEMENT SYSTEM CERTIFICATION	Dec 25,2009	01409E10126ROM	CHINA UNITED CERTIFICATION CENTER	Dec 24,2012
Three Phase Dry-Type Distribution Transformers,Designated Model Code 3T01105800.	UL Certification	Mar 17,2009	E326030	Underwriters Laboratories Inc.	No expiration date.
General Purpose Transformers,Part Number 151X1230MT01PC01B	UL Certification	Mar 10,2009	E326443	Underwriters Laboratories Inc.	No expiration date.
Class 220(R) insulation system, designated JSTIS001	UL Certification	Apr 24,2008	E320247	Underwriters Laboratories Inc.	No expiration date.
Transformers,Distribution,Dry-Type,Over 600 Volts	UL Certification	May 02,2002	E218188	Underwriters Laboratories Inc.	No expiration date.
Class 220(R) transformer insulation system, designated GC0011	UL Certification	May 02,2002	E75663	Underwriters Laboratories Inc.	No expiration date.
Dry Type Transformer,Model 3T01105800.	CSA Certification	Jun 01,2009	2149831	CSA INTERNATIONAL	No expiration date.
Dry Type Transformer,Model 3T01106900.	CSA Certification	Jun 01,2009	2149832	CSA INTERNATIONAL	No expiration date.
Design，Production and Service of Dry Type Transformers，Reactor Pre Fabricabted Unit Substation ,Up to 0.66 kv Low-Voltage Switchgears and Controlgear Assemblies,3.6-12kv High-Voltage Switchgears and Controlgears.
	ISO9001:2008 QUALITY MANAGEMENT SYSTEM CERTIFICATION	May 04,2011	01411Q10136R4M	CHINA UNITED CERTIFICATION CENTER	May 03,2014
Design，Production and Correlative Management Activities of Vacuum Pressure Impregnation(VPI) Transformer and Reactor Products	OHSAS18001:1999 OHSAS CERTIFICATION	Dec 25,2009	01409E10125ROM	CHINA UNITED CERTIFICATION CENTER	Dec 24,2012
Design，Production and Correlative Management Activities of Vacuum Pressure Impregnation(VPI) Transformer and Reactor Products	ISO14001:2004 ENVIRONMENTAL MANAGEMENT SYSTEM CERTIFICATION	Dec 25,2009	01409S10065ROM	CHINA UNITED CERTIFICATION CENTER	Dec 24,2012

In the table above, certifications identified as having “No Expiration Date” remain valid provided that we continue to pay fees and pass annual inspections by the relevant certifying authorities.

Net sales by Products and Geographic Market

Our net sales by product for the years ended December 31, 2008, 2009, and 2010 is as follows:

	Year Ended December 31,
	2008	2009	2010
	(U.S. Dollars in millions)
Cast Resin Transformers	128.8	129.0	110.0
Switchgears and Unit substations	15.7	15.6	23.3
Line Reactors	9.5	14.3	10.5
Total	154.0	158.9	143.8

Our Wind products are classified within cast resin transformers and line reactors.

Our net sales by geographic market is as follows:

	2010	2010	2009	2008
	US$	RMB	RMB	RMB
Net Sales		(In thousands)
United States	7,165	48,183	67,679	60,622
Europe	4,254	28,607	94,241	77,550
PRC	132,388	890,284	922,383	948,703
	143,807	967,074	1,084,303	1,086,875

Background information relating to the electric transformer industry in China

Growth Drivers

We believe that the demand for electricity distribution equipment in China is driven by growth in electricity consumption and in infrastructure development.  China’s economic growth underlies both growth drivers.

The Chinese economy grew in 2010 continuing a decade long growth trend.  According to the NBS, China’s gross domestic product in 2010 was 39.7983 trillion yuan, up by 10.3% over the previous year.  The NBS reported China’s gross domestic product in the first quarter of 2011 to be 9.6311 trillion yuan, a

year-on-year increase of 9.7%.    On a quarterly basis, China’s gross domestic product increased by 2.1% in the first quarter of 2011.  We continue to expect strong economic growth in China, but we expect the rate of growth to moderate in 2011 as the government increase financial tightening measures to tame inflation.

Electricity consumption in China continue to grow at a fast pace. According to the China Electricity Council (“CEC”), China consumed 4.1923 trillion KWH of electricity in 2010, up 13.88% over 2009 during which China consumed 3.6812 trillion KWH of electricity.  The CEC reported that, between 2006 and 2010, China’s electricity consumption grew at an annual rate of 11.09%.    Demand for electricity grew across all sectors in 2010 compared to 2009.  The CEC reported that electricity consumption in 2010 by primary, secondary, tertiary sectors were 0.0984 trillion KWH, 3.1318 trillion KWH, and 0.4497 trillion KWH respectively.  Consumer use accounted 0.5125 trillion KWH of consumed.   The CEC reported that electricity consumption in 2009 by primary, secondary, tertiary and consumers were 0.0940 trillion KWH, 2.7137 trillion KWH, 0.3944 trillion KWH, and 0.4575 trillion KWH respectively.  Although electricity consumption grew across the board, the rate of growth reflected the result of structural adjustments in the Chinese economy that promote the growth of tertiary sectors and consumption.  From 2006 to 2010, electricity consumption by primary, secondary, tertiary and consumers grew at an average annual pace of 5.44%,   10.91%, 12.25%, and 12.65% respectively.  Compared to 2005, the proportion of electricity consumed by the secondary sector (which includes manufacturing) is lower in 2010 and the proportion of electricity consumed by the tertiary sector (which includes services) and consumers increased in 2010.

China continued a high level of investment in fixed assets in 2010.  According to the NBS, the completed investment in fixed assets of the country in 2010 was RMB 27.8140 trillion, up 23.8% over the previous year.  The real growth was 19.5% after deducting the price factors.  Of the total investment, that in urban areas was RMB 24.1415 trillion, up by 24.5%, and that in rural areas reached RMB 3.6725 trillion, up by 19.7% .  In the urban areas, the investment in the primary industry was RMB 396.6 billion, up by 18.2%, investment in the secondary industry was RMB 10.1048 trillion , up by 23.2%, and investment in the tertiary industry was RMB 13.6401 trillion, up by 25.6%.   In 2010, the investment in real estate was RMB 4.8267 trillion, up by 33.2%.  Of this total, the investment in commercial residential buildings reach RMB 3.4038 trillion, an increase of 32.9%, investment in office buildings was 0.1807 RMB trillion, up by 31.2%, and  investment in buildings for commercial business was RMB 0.1807 trillion, up by 33.9%.

We believe that the rising consumption of electricity and increase in infrastructure development reflect the underlying trends of continuing industrialization, urbanization, and economic expansion.

Growth in Electric Generation and Distribution Capacity

We believe that growth in power generation capacity eventually leads to investment in power distribution capacity, because the electricity generated needs to be delivered to consumers.  We manufacture electricity distribution equipment, primarily cast resin transformers and switchgears, for both network and distribution applications.  The majority of transformers we build are under 11KV.  We also manufacture cast resin transformers and VPI reactors for the transmission and distribution of wind energy.  As a manufacturer of power distribution equipment, we stand to gain from China’s investment in its electric grid.

China continued adding to its power generating capacity in 2010.  According to the CEC, China’s total power generating capacity reached 962.190 million KW in 2010.  From 2006 to 2010, China’s power generating capacity grew at an annual average rate of 13.22% to meet the country’s demand for electricity to support its economic expansion.  In 2010, China invested RMB 364.100 billion  and added 91.270 million KW of power generating capacity.  From 2006 to 2010, China added 486.100 million KW of generating capacity.  Approximately half of China’s power generating capacity as of 2010 were added within the last five (5) years.

China continued to expand its power distribution capacity.  According to the CEC, in 2010, China’s cumulative length of line circuits that are 220KV and above, and public power transforming capacity that is 220KV and above reached 442,700. kilo-meters and 1.974 billion KVA respectively.  China substantially expanded the country’s power distribution network in the past five years. According to the CEC, China invested RMB 341 billion  on its power distribution network in 2010.    Average annual  investment in power distribution network over the past five years was RMB 294.9 billion.  From 2006 to 2010, China’s cumulative length of line circuits that are 220KV and above and public power transforming capacity that is 220KV and above increased by 189,000 kilo-meters and 1.131 billion KVA respectively.

Dry Type Transformer Industry

A transformer changes voltage through electromagnetic induction. Electromagnetic induction is the production of a voltage across a conductor moving through a magnetic field.  The principles of electromagnetic induction is applied in many devices and systems, including generators, induction motors, electric motors, electric magnets, and transformers.  In the induction process, energy is lost by the transformers and dissipated as heat.  Insulation materials covering a transformer’s induction coils are rated to withstand certain temperatures.  Pro-longed exposure of the insulation materials to heat in excess of its temperature rating can degrade the material, leading to short circuits and fires.   Modern transformers are designed with systems to either air or liquid to cool the transformer. A dry type transformer uses air, rather than liquid, as its cooling medium.    Dry type transformers are used in a wide range of applications, where oil filled transformers are not suitable including but not limited to :

•
urban infrastructure with high standards for fire safety, including high rises, high concentration residential area, underground infrastructure, transportation hubs (e.g. airport and subway stations), government buildings, and commercial centers;

•	power plants (both transformers that distribute electricity for use in power plants and excitation transformers for electric generators);

•	Mining, chemical, and metallurgical works (e.g. rectifier transformer and metallurgy transformers); and

•	Rail (traction transformers).

In recent years, dry type transformers have been widely deployed worldwide, particularly for power distribution applications.  According to a report published by China Industry Research, a market research firm, titled “China Dry Type Transformer Industry Market Research and Trend Forecast Report 2011 – 2015” (“CIR Report”), dry type transformers account for 40% to 50% of all transformers deployed in U.S., Europe, and developed countries.  According to the CIR Report, of the two major types of dry type transformers, cast resin dry type transformers are predominant in Europe while open ventilation dry type transformer is more widely used in the U.S.  Cast resin dry type transformers are predominant in China, because the country imported its dry type transformer technology from Europe.  The CIR report projects that dry type transformers will be even more widely deployed in the next 5 years as the new materials, new technology, and new manufacturing processes make dry type transformers more efficient, reliable, and environmentally friendly while expanding its capacity and reducing its noise profile.

In the last couple of year, both production and sale of dry type transformer in China grew at rates that on average exceeded 10% annually.  According to the CIR report, China is the world’s largest market for dry type transformer products.  While foreign manufacturers have a hold on important segments of the market for various high and low voltage electric equipment in China, foreign manufacturers have a very small presence in China’s dry type transformer market.  Since 2000, most major infrastructure projects use transformers supplied by domestic manufacturers.

China’s dry type transformer market is very competitive.  Downward price movements in key raw materials, such as silicon steel and copper, brought new entrants to the market and new capacity.   Overall production capacity exceeded domestic demand in 2010.   Competition from new market entrants, additional capacity, and lower materials prices resulted in declines in the unit price of dry type transformers and adversely impacted the margins.  Price competition is particular intense for standard distribution transformers, the lower segment of the transformer market.  Demand for high end customized transformers remains robust and healthy.  The high end transformer market is accessible to a handful of large high quality manufacturers , because of the engineering and manufacturing resources required to custom design and produce high quality transformers for demanding industrial and power applications.   According to the CIR report, Hainan Jinpan Electric Co. Ltd is a  major manufacturer of dry type transformers in China.

How our cast resin transformers are manufactured

The essential components of our cast resin transformers are their windings and cores.  Under our current manufacturing process, we use coil winding machines to wind copper or aluminum wire or foils into high and low voltage coils.    Our coils are insulated with fiber glass mats or quartz powder and are then cast with an epoxy resin in an automated vacuum casting machine to provide further insulation. The vacuum casting machine then removes all moisture and condensation between the coil and the resin coating. We implement such procedures to ensure that our coils are properly insulated for safety. We use the materials described above so that none of our windings crack when heat is produced in the transformer since the expansion coefficient of copper or aluminum coil is similar to the expansion coefficient of epoxy resin and fiber glass.

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

We use high quality material, advanced winding and cutting machines. Our transformers are designed to operate with minimal energy loss and noise. We test and inspect our transformers in accordance with Chinese national standards and will not deliver a transformer to a customer unless each required test has been passed. The standard testing procedure is comprised of the following 12 procedures:

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

The raw materials used in our cast resin transformers and their sources of supply

The principal raw materials we require for our business are (1) epoxy resin, used to coat the coils of our transformers, (2) silicon steel, which comprises the cores of our transformers, and (3) copper and aluminum wires and foils for windings. We maintain at least two suppliers for each of our principal raw materials in order to enhance our ability to obtain an adequate supply of high quality, competitively-priced raw materials.

The price of epoxy resin remained relatively stable in 2010.  Compared to 2009, the price of silicon steel continued to decline, albeit at a more gradual pace, and the price of copper and aluminum rose slightly.  In 2010,  the price of silicon steel, copper, and aluminum averaged RMB 18,700  per ton, RMB 58,000 per ton, and RMB 18,500 per ton ,respectively, compared to an average price of RMB 25,000 per ton, RMB 45,000 per ton, and RMB 17,000 per ton, respectively, in 2009.  Prices of all three metals trended up in the first quarter of 2011.  We expect moderate price increases in 2011 due to recovery of industrial demand in China, but slower recovery of demand from developed economies in the U.S., EU, and Japan.

Other raw materials required to produce our products include copper wire, glass fiber, and quartz powder. We purchase our glass fiber and quartz powder from local suppliers in nearby regions and believe that these materials are readily available.

Our sales and marketing network

We have an extensive sales and marketing network in China, which consists of 35 regional sales offices located in various cities. We employ 66 sales representatives, who based in our regional sales offices.  Except for one sales representative, almost all of our sales representatives in China are salaried employees.  In addition to sales representatives at our regional offices, we staff our manufacturing facilities at Haikou, Wuhan, and Shanghai with sales support personnel.

Our significant customers

Sales to our five largest customers for fiscal years ended December 31, 2008, 2009, and 2010 accounted for 26.5%, 27.0% , and 18.1% of total sales, respectively. Sales to our single largest customer for those same periods accounted for, 18.4%, 17.7%, and 9.1% of our net sales, respectively.

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

On April 10, 2008, we entered into agreement with Schneider Electric (China) Investment Co. Ltd., a Chinese affiliate of Schneider Electric, renewing an agreement to license designs for certain circuit breakers used in our switchgears.  Pursuant to the license agreement, Schneider granted us a non-exclusive right to manufacture, assemble, sell, maintain, and repair certain circuit breakers in the PRC (excluding Hong Kong and Taiwan).  Schneider also granted us the right to use certain trademarks on the licensed products.  The agreement was renewed on January 1, 2011 and the agreement will expire on December 31, 2012.

On July 29, 2010, Shanghai Jinpan Electric (Group) Co. Ltd. entered into an agreement with Shanghai Kai Tian Construction (Group) Co. Ltd. for the construction of one employee dormitory building at Company’s Shanghai facility. The agreement provides for the construction to commence on September 9, 2010 and to be completed on February 26, 2011.  The price of the construction is RMB 5.5 million (USD$ 0.83 million ).   As of the date of this report, construction of the dormitory building has been completed.

In March 2011, Hainan Jinpan entered into agreement with Guilin Jin Fu Investment Co. Ltd. to buy all the equity of Guilin JTF for a purchase price of RMB 15 million (US$ 2.3 million).  Guilin JTF’s primary asset is property rights to a lot of land, thirty-eight (38) acres in size, zoned for industrial use in the city of Guilin, Guangxi province.  Guiln JTF’s primary liability is RMB 44.2 million (US$ 6.7 million) in debt that Guilin JTF owe to Guilin Jin Fu Investment Co. Ltd. incurred for the procurement of the land.  Upon acquiring Guilin JTF, Hainan Jinpan would indirectly assume liability for payment of this debt.    In April 2011, Hainan Jinpan paid Guilin Jin Fu Investment Co. Ltd. the purchase price of RMB 15 million (US$ 2.3 million) in full and closed the transaction.

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

Seasonality

Historically, our revenue has fluctuated quarterly and has generally been the higher in second half of the year primarily due to the seasonal demand of our customers.  We believe that the seasonality is due to the procurement cycles of our domestic Chinese customers which tend to be heavily weighted in the second half of the year.  This seasonality effect is especially pronounced in 2010 due to the impact of the 2008-9 financial crises.  In 2010, the first, second, third, and fourth quarter represented 13.8%, 25.8%, 30.9% and 29.5% of full year net sales, respectively.  The 2008-09 financial crisis depressed construction activity worldwide including China.  The down turn in construction activity translated to fewer than expected domestic and international orders in the first half of 2010.  The financial crisis also severely depressed materials prices, which brought more price competition within the industry and lowered the price of transformers.   However, by mid 2010, spurred by a broad based economic recovery in China, our domestic sales rebounded strongly.  Our international sales also pick up in the fourth quarter of 2010.  In the first quarter of 2011, we saw continued recovery in markets worldwide spurring sales growth in China and abroad. For the full year 2011, we expect a steady strong growth in sales through much of the year.  We believe that the seasonality in sales that we experienced in 2010 is an aberration from the norm.   As we return to a normal economic environment, we expect the seasonal patterns that we saw prior to 2009 to resume.

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

In addition, under the new EIT law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Currently, no official interpretation or application of this new “resident enterprise” classification is available. Therefore it is unclear how tax authorities will determine tax residency based on the facts of each case. If the tax authorities determine that we, as a British Virgin Islands holding company, are a “resident enterprise” for EIT purposes, a number of unfavorable tax consequences could follow, including we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as EIT reporting obligations. It is also possible that the rules regarding “resident enterprise” classification may change in the future and possibly be retroactively applied.

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

Shanghai Jinpan. For 2010, the corporate income tax rate applicable to Shanghai Jinpan was 1.25% of its estimated annual sales revenue. Shanghai Jinpan will be subject to a corporate income tax rate of 25% in 2011.

Although we expect the Chinese government to continue to offer preferential tax treatment to our Chinese subsidiaries, such policies may not continue indefinitely. As a result of the new tax law, we may be subject to increased taxation which could adversely affect our profit.

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

Jinpan USA

Jinpan USA is an U.S. subsidiary of Jinpan International Ltd.  Jinpan USA is a corporation organized under the laws of the State of New York in January 1998. Jinpan USA’s principle office is located in Carlstadt, New Jersey.   Jinpan USA is primarily engaged the sale of cast resin transformers to customers in the US and worldwide. Jinpan USA is wholly-owned by Jinpan International.

Jinpan Realty

Jinpan Realty is a wholly owned subsidiary of Jinpan USA.  Jinpan Realty is a limited liability company organized under the laws of New Jersey in July 2009. Jinpan Realty owns the land and building located at 390 Veterans Blvd, Carlstadt, New Jersey.  Jinpan Realty leases the building to Jinpan USA for its operations. Its principal office is located in Carlstadt, New Jersey.

Jinpan China

Jinpan China is a foreign funded limited liability company organized under the laws the PRC in January 2007.   Its principal office is located in the city of Wuhan, Hubei Province, PRC.   Jinpan China is wholly owned by Jinpan International.  Jinpan China is the parent company of Wuhan Jinpan and Shanghai Jinpan.

Hainan Jinpan

On June 30, 1997, we entered into an agreement with Haikou Jinpan to form a joint venture, Hainan Jinpan, pursuant to which Haikou Jinpan received a 15% equity interest in Hainan Jinpan in exchange for its contribution of buildings, equipment, and other production and related facilities to the joint venture and we received an 85% equity interest in Hainan Jinpan for its capital contribution of US$2.1 million. We assumed management of Hainan Jinpan from Haikou Jinpan after our acquisition of this 85% interest. In February 2007, we purchased Haikou Jinpan’s interests in Hainan Jinpan (15%) for US$11 million. To maintain Hainan Jinpan’s status as a sino-foreign joint venture, Jinpan International subsequently transferred 5% of its equity interest in Hainan Jinpan to Wuhan Jinpan, which qualifies as a domestically funded limited liability company.  In April 2011, Wuhan Jinpan acquired an additional 10% of the equity from Hainan Jinpan for RMB 80 million (US$ 12 million).

Prior to September 2006, Hainan Jinpan was our only subsidiary in China and accounted for substantially all of our assets and sales.  Hainan Jinpan is organized under the laws of the PRC.  Its principal office is located in Haikou, Hainan Province, PRC.  It is primarily engaged in the design and manufacture of cast resin transformers, switchgears, and unit substations.

Hainan Jinpan R&D

Hainan Jinpan R&D is a domestically funded limited liability company organized under the laws of the PRC in September 2008.  Hainan Jinpan R&D is a wholly owned subsidiary of Hainan Jinpan.  Its principal office is located in Haikou, Hainan Province, PRC.   Jinpan R&D is primarily engaged in the research and development of new cast resin transformer technologies and manufacturing techniques.

Wuhan Jinpan

Wuhan Jinpan is a limited liability company organized under the laws of the PRC in September 2006.  Its principal office is located in Wuhan, Hubei Province, China.  Hainan Jinpan and Jinpan China owned 5% and 95% of Wuhan Jinpan respectively until April 2011 when Hainan Jinpan transferred all of its equity interests in Wuhan Jinpan to Jinpan China.  As a result of the transaction, Wuhan Jinpan became a wholly owned subsidiary of Jinpan China. Wuhan Jinpan is the primarily engaged in the manufacture of cast resin transformers.

Shanghai Jinpan

In June 2008, Jinpan China and Hainan Jinpan jointly acquired a new manufacturing facility in Shanghai China. Shanghai Jinpan is organized under the laws of the PRC as a domestically funded limited liability Company.  Its principal office is located in Shanghai, China. Shanghai Jinpan owns and operates the Shanghai facility. Hainan Jinpan and Jinpan China own 70% and 30% of Shanghai Jinpan, respectively.

Jinpan Alternative Energy

We organized Jinpan Alternative Energy under the laws of the PRC in January 2010.  Jinpan Alternative Energy is a domestically funded PRC limited liability company with its principal office in Shanghai, China.  It is a wholly owned subsidiary of Shanghai Jinpan.  The purpose of Jinpan Alternative Energy is to consolidate the design, manufacture, and sale of our wind energy products.

Jinpan T&D

We organized Jinpan T&D under the laws of the PRC in January 2010.  Jinpan T&D is a domestically funded PRC limited liability company with principal offices in Shanghai, China.  It is a wholly owned subsidiary of Shanghai Jinpan.  The purpose of Jinpan T&D is to consolidate the design, manufacture, and sell our switchgear and other integrated assembly products.

 Jinpan Trading

We organized Jinpan Trading under the laws of the PRC in January 2010.  Jinpan Trading is a domestically funded PRC limited liability company with its principal office in Shanghai, China. .  It is a wholly owned subsidiary of Shanghai Jinpan.  The purpose of Jinpan Trading is to engage in the procurement of raw materials and components for our products.

Shanghai Panding

We organized Shanghai Panding under the laws of the PRC in March 2010.  Jinpan Panding is a domestically funded PRC limited liability company with its principal office in Shanghai, China.  It is a wholly owned subsidiary of Shanghai Jinpan.  The purpose of Shanghai Panding is to hold our new facilities under construction in Shanghai and future investments not directly related to manufacturing.

Guilin JTF

 Guilin JTF is a domestically funded PRC limited liability company organized under the laws of the PRC with its principal office in the city of Guilin, Guangxi Province, China.  In April 2011, Hainan Jinpan acquired of Guilin JTF from its parent Guilin Jin Fu Investment Co. Ltd. in a cash for equity transaction.  Hainan Jinpan paid RMB 15 million (US$ million) for all the equity of JTF and also assumed RMB 44.2 million (US$ ) in Guilin JTF’s debt.  At the time of the acquisition, Guilin JTF’s primary asset is the property rights to thirty-eight (38) acres of land in Guilin, Guangxi Province.  As a result of the acquisition, Guilin JTF became a wholly owned subsidiary of Hainan Jinpan.

D.        Property, Plant and Equipment

We have three manufacturing facilities in China located in the cities of Haikou, Wuhan, and Shanghai respectively.  We recently acquired land to develop a fourth manufacturing facility in the city of Guilin, Guangxi Province, China.  We also have a transformer storage and testing facility in the United States located in Carlstadt, New Jersey.

Haikou Facility

Our headquarters, administrative and manufacturing facilities are located at No. 100 Nanhai Avenue, Haikou, Hainan Province, China.  Our Haikou facility is our primary manufacturing and R&D facility. It manufactures cast resin transformers, unit substations, and switchgears.  The Company established this facility in 1993 and has gradually expanded the size and capacity of this facility to meet increasing demand.   Our Haikou Facility is approximately 44,000 square meters.  Hainan Jinpan owns 42% of the property, contributed by its predecessor Haikou Jinpan, and leased the remaining 58%. The total annual rent for the leased portion of the property (excluding maintenance fees) is RMB 1,647,748 (US$ 246, 000).  Rent is payable quarterly but accrues on a monthly basis.   As of the end of 2010, our Haikou facility has reached a maximum transformer manufacturing capacity of six (6) million KVA.

 Wuhan Facility

 In February 2007, we acquired approximately 20,000 square meters of land in Wuhan to build a second manufacturing facility.  Our Wuhan facility is located at No. 90 Nanhu Ave., Dong Hu High Tech Development Zone, Wuhan, Hubei Province, PRC 430074. We paid a purchase price of RMB 6.7 million (US$0.97 million) for the site and incurred an additional RMB 26.4 million (US$3.84 million) in construction costs. We financed the acquisition and construction of the Wuhan facility from the net proceeds we received from the sale of our common shares in December 2006.Construction on the Wuhan facility began in early 2007 and was completed in May 2008.

We began production at the Wuhan Facility in June 2008.  The Wuhan facility manufactures cast resin transformers.  Our Wuhan Facility has as a maximum transformer manufacturing capacity of four (4) million KVA as of the end of 2010.  In 2010, our Wuhan Facility produced 3,515,545 KVA of cast resin transformers.

Shanghai Facility

In June 2008, we acquired land and buildings to serve as a third manufacturing facility near Shanghai.  The Shanghai facility is located at No. 999 Huijin Road, QingPu Industrial Park, QingPu District, Shanghai, PRC 201700.  The site covers an area of approximately 71,000 square meters.  At time of acquisition, the site contained partially completed factory buildings.  We purchased the facility through a court ordered bankruptcy auction. On June 10, 2008, we paid RMB 64.0 million (US$9.4 million) for the site, plus RMB 1.4 million (US$205,000) in administrative fees associated with the closing. On June 18, 2008, the Shanghai Qingpu District People’s court issued an order granting us the land and buildings on the site.

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

Construction of the Shanghai facility proceeded in tandem with our need for additional manufacturing capacity for our existing and new product lines. We began to renovate existing buildings to house the production line for reactors in the fourth quarter of 2008.  We completed the renovation and installed equipment for the manufacture of VPI reactors and transformers in the fourth quarter of 2009.  We began the manufacture of VPI transformers and reactors in Shanghai at the end of 2009. We incurred RMB 13.8 million (US$ 2.0 million) for the renovation and RMB 6.7 million (US$ 1.0 million) for equipment.

In the fourth quarter of 2009, we began construction of two factory buildings – one for the manufacture of our gas insulated switchgear and one to house the testing equipment for a new wind energy product – and two employee dormitory buildings. This construction was completed in the fourth quarter of 2010.  In the fourth quarter of 2010, we installed equipment for the manufacture of gas insulated switchgears. We began manufacturing gas insulated switchgears in the first quarter of 2011.   Because of delays in the launch of the new wind energy product, we postponed procurement of the test equipment for its manufacture. We incurred RMB 13 million (US$ 2.0 million) for the construction and RMB 22.3 million (US$ 3.7 million)for equipment used to manufacture gas insulated switchgears.

In the second quarter of 2011, we began construction of two more factory buildings and an employee dormitory. We plan to use the two factory buildings under construction to expand our production capacity for VPI reactors and transformers and gas insulated switchgears.  We expect to complete the construction of the two factory buildings by December 2011.  The projected cost for the construction of the buildings and the procurement of manufacturing equipment is approximately RMB 36.8 million (US$ 5.5 million).

Guilin Facility

In the second quarter of 2011, we completed acquisition of Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”) for RMB 15 million (US$ 2.3 million) and assumed debt of RMB 44.2 million (US$ 6.7 million) as a result of the acquisition.  Guilin JTF’s primary asset is a lot of thirty-eight (38) acres of land zoned for industrial development in the city of Guilin, Guangxi.  Guilin JTF is in the process of acquiring an adjacent lot of forty-four (44) acres.

Our acquisition of Guilin JTF is part of our plan to build a large scale manufacturing and R&D facility in the city of Guilin, Guangxi province.  We plan to build the Guilin Facility in several phases over the next five (5) years.  When fully built, the new facility is expected to have a cast resin transformer manufacturing capacity of approximately 12 million KVA and substantial capacity for manufacturing other electrical distribution products for renewable energy and smart grid applications.

New Jersey Facility

In October 2009, we purchased a new 53,000 square feet (1.24 acres)   facility in Carlstadt, New Jersey.  The facility serves as the administrative headquarters for our U.S. subsidiary, Jinpan USA, and as a transformer storage, testing and service center.  We acquired the facility, which includes land and a newly constructed building for US$ 2.5 million.  We funded this acquisition through mortgage financing from Enterprise Bank, in the amount of US$ 1.7 million and US$ 0.8 million from our own cash flow.  This new facility will enable us to better support our North American customers

Sales Offices in China

We lease thirty-three (33) and own two (2) sales offices throughout China. We also use office space in the sales office of our independent agent in Guangzhou. Instead of paying rent for the use of this office space, we pay additional commissions to our independent sales agent who owns the office.

Capacity

Presently, we have three manufacturing facilities in the Chinese cities of Haikou, Wuhan, and Shanghai respectively. We recently acquired land in the city of Guilin, Guangxi Province to develop a fourth manufacturing facility.  We believe that our facilities, including our machinery and equipment, currently are, and in the foreseeable future will be, generally in good condition, well-maintained and suitable for their intended uses. We also believe that our manufacturing, service, and sales facilities have adequate capacity to accommodate our present needs and have room for capacity expansion to meet foreseeable business growth.

Our Haikou and Wuhan facilities manufactures cast resin transformers.  In addition to cast resin transformers, our Haikou facility also manufactures switchgears and unit substations.  Our Shanghai facility manufactures VPI transformers and reactors and, starting in 2011, gas insulated switchgears.  We measure production capacity for cast resin transformers and unit substations, which incorporates cast resin transformers, in Kilovolt Amperes (KVA).  We measure production capacity for switchgears and VPI transformers and reactors in units.

The following table provides details of our production in 2010 by facility and product line:

Manufacturing Facility	Cast Resin Transformers	VPI Transformers & Reactors	Switchgears	Unit Substations
Haikou	3,644,779 KVA	-	2859 Units	171,450 KVA
Wuhan	3,515,545 KVA	-	-	-
Shanghai	-	10,192 Units	-	-

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

Inventories Obsolescence

Inventories are stated at the lower of cost or market value. Market value represents the net realizable value for inventories.  Cost is determined using the weighted average cost method.  We periodically review our inventory for  excess inventory and obsolescence. We write down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. These reviews require management to estimate future demand for our products and the market conditions. Possible changes in these estimates could result in a write down of inventory.  If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. If actual market conditions are more favorable than projected, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

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

Goodwill

Under Accounting Standards Codification (ASC) 350, Goodwill and Other Intangible Assets, goodwill is subject to an annual impairment test. If an event occurs or circumstances change that would more-likely-than-not reduce the fair value of the reporting unit below its carry value, an interim impairment test would be performed between annual tests. The impairment test includes a comparison of estimated discounted cash flows associated with the asset’s carrying amount. If the fair value is less than the carrying value of the asset, the second step of the impairment test shall be performed to measure the amount of impairment loss, if any. In the second step, the implied fair market value of goodwill is estimated and compared to the carrying amount of goodwill. If the carrying amount of goodwill exceeds its implied fair market value, an impairment loss equal to this excess is recorded. The recorded loss cannot exceed the carrying amount of goodwill. During the test performed in 2010, the fair value of the reporting unit significantly exceeded the carrying value of the related goodwill.

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

Stock-based Compensation.

We are required to measure and recognize compensation expense for all share-based payment awards based on estimated fair values at the date of grant. Determining the fair value of share-based awards requires judgment in developing assumptions, which involve a number of variables. We calculate fair value by using the Black-Scholes option-pricing model, which requires estimates for expected volatility, expected dividends, the risk-free interest rate and the expected term of the option.

New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06 Fair Value Measurement and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements. This guidance provides for the following new required disclosures related to fair value measurements: 1) the amounts of and reasons for significant transfers in and out of level one and level two inputs and 2) separate presentation of purchases, sales, issuances, and settlements on a gross basis rather than as one net number for level three reconciliations. The guidance also clarifies the existing disclosures as follows: 1) provide fair value measurement disclosures for each class of assets and liabilities and 2) provide disclosures about the valuation techniques and inputs used for both recurring and nonrecurring level two or level three inputs. The Company has adopted this standard, but it did not have a material effect on the Company's consolidated balance sheet or required financial statement disclosures

In April 2010, the FASB issued ASU 2010-13, Compensation -Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial porting of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company’s adoption of this ASU did not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued Accounting Standard Update 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU modified Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in the ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company`s adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

In December 2010, the FASB issued Accounting Standard Update 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU specifies that, if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 is effective prospectively for business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company’s adoption of this ASU is expected to have  impact on its consolidated financial statements disclosures for the year ended December 31, 2011.

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

•	We believe that over the last few years we have laid a foundation for long-term growth by:

•	expanding our product line by developing new products and applications that extend the use of our cast resin transformers into new markets, including, but not limited to, wind, solar and nuclear;

•	receiving UL certification for our transformer products, which are listed under transformer categories XPRS and XPFS7 for the United States and Canada, respectively;

•	continuing to execute our plan to manufacture, sell, and promote higher margin integrated assemblies such as our switchgear and unit substations internationally; and

•	expanding our presence in the OEM market by successfully passing the qualification program of one of the world’s largest power generating equipment manufacturers.

Our focus in 2010 is to build on this foundation and continue to execute well in key areas, including responding effectively to customer needs and continuing to focus internally on product excellence, business efficacy, and accountability across our company. For a discussion of trends we expect for 2010, see “Trends” below.

Summary of Financial Results

The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 2008, 2009 and 2010.

	Year ended December 31,
	2008	2009	2010
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(68.3)%	(57.7)%	(61.2%)
Gross profit	31.7%	42.3%	38.8%
Selling and administrative expenses	(17.0)%	(22.7)%	(28.5%)
Other income	1.1%	0.6%	1.7%
Other expenses	(0.8)%	(0.1)%	(0.2%)
Income taxes	(2.2)%	(1.9)%	(2.7%)

Net income	12.9%	18.2%	9.1%

Year ended December 31, 2010 compared with the year ended December 31, 2009

Net Sales. Net sales decreased RMB 117.2 million or 10.8%from RMB 1,084.3 million (US$158.9 million) in the year ended December 31, 2009 to RMB 967.1 million (US$143.8 million) in the year ended December 31, 2010. Transformers accounted for 76.5% of our net sales. Switch and unit substations accounted for 16.2% of net sales and line reactors accounted for 7.3% of net sales. The decrease in sales was primarily due to lower prices of raw materials which resulted in lower average selling prices during the year 2010. The selling price is largely impacted by the low raw material costs incurred or expected to be incurred at or near the time of transaction. In 2010, we  passed most of the savings from low materials price to customers in order to remain competitive.  As such, fluctuations in raw material price directly impact our selling price. In 2010, the average selling price decrease by approximately 20%, and overall unit sales volume increased by approximately 10% as compared with 2009. Our increase in sales volume was primarily the result of increased marketing efforts and expanded our customers’ base.

Cost of Goods Sold. Cost of goods sold decreased RMB 34.2 million or 5.5% from RMB 625.8 million (US$91.7 million) in the year ended December 31, 2009, to RMB 591.6 million (US$88.0 million) in the year ended December 31, 2010. Cost of goods sold as a percentage of sales increased by 3.4 % in the year ended December 31, 2010, from 57.7% in the year ended December 31, 2009, to 61.1%% in the year ended December 31, 2010. The increase in percentage was mainly the result of decrease in the average selling price.

Gross Profit. Gross profit decreased RMB 83.0 million or 18.1% to RMB 375.5 million (US$55.8 million) in the year ended December 31, 2010 from RMB 458.5 million in the year ended December 31, 2009. As a percentage of sales, gross profit decreased from 42.3% in the year ended December 31, 2009, to 38.8% in the year ended December 31, 2010. This decrease also resulted from the aforementioned decrease in average selling  price.

Selling and Administrative. Selling and administrative expenses,  increased by RMB 27.5 million or 11.2% from RMB 246 million in the year ended December 31, 2009, to RMB 273.5 million (US$40.7 million) in the year ended December 31, 2010.  As a percentage of sales, selling and administrative expenses increased approximately 5.5%, from 22.7% in the year 2009 to 28.2% in the year ended December 31, 2010. The increase was primarily the result of the additional RMB 7.6 million expenses to operate with the newly expanded Shanghai facility and increase RMB 5.4 million in shipping expense. We are developing a new switchgear product and improved the design of our current product which resulted in R&D expense increasing by RMB 10.6 million .

Interest Expense. Interest expense increased RMB 0.7 million or 50% from RMB 1.4 million for the year ended December 31, 2009, to RMB 2.1 million (US$0.3 million) for the year ended December 31, 2010. This increase was mainly due to the extension of more credit  to  customers as compared to prior year, resulting in more loans from the bank.

Income Tax. Income tax expense increased RMB 5.9 million or 28.9% from RMB 20.4 million for the year ended December 31, 2009 to RMB 26.3 million (US$3.9 million) for the year ended December 31, 2010. The higher tax expense resulted from the distribution of profits by our Chinese subsidiaries to their parent company in the British Virgin Islands. Under China’s tax law, profits distributed by Chinese subsidiaries to their foreign parent company are subject to a 10% tax. In 2010, we paid RMB 18.2 million (US$ 2.7 million) tax on profit distribution.

Net Income. Net income decreased RMB 107.7 million or 54.5% from RMB 197.7 million in the year ended December 31, 2009, to RMB 90.0 million (US$13.4 million) in the year ended December 31, 2010. The decrease in net income was mainly the result of an decrease in sales and gross profit. As a percentage of sales, net income decreased from approximately 18.2% in the year ended December 31, 2009 to approximately 9.2% in the year ended December 31, 2010.

Basic Earnings Per Share. Earnings per share decreased RMB 6.77 or 54.9% from RMB 12.33 in the year ended December 31, 2009 to RMB 5.57 (US$0.83) in the year ended December 31, 2010.

Year ended December 31, 2009 compared with the year ended December 31, 2008

Net Sales. Net sales decreased RMB 2.6 million or 0.2% from RMB 1,086.9 million in the year ended December 31, 2008 to RMB 1,084.3 million (US$158.9 million) in the year ended December 31, 2009. Transformers  accounted for 81.2% of our net sales. Switch and unit substations accounted for 9.8% of net sales and line reactors accounted for 9% of net sales. The decrease in sales was primarily due to lower prices of raw materials which resulted in lower average selling prices as compared with 2008. The selling price is largely impacted by the low raw material costs incurred or expected to be incurred at or near the time of transaction. As such, fluctuations in raw material price directly impact our selling price. In 2009, the average selling price decrease by approximately 20%, and overall unit sales volume increased by approximately 20% as compared with 2008. Our increase in sales volume was primarily the result of increased marketing efforts and increased production capacity.

Cost of Goods Sold. Cost of goods sold decreased RMB 116.1 million or 15.7% from RMB 741.9 million in the year ended December 31, 2008, to RMB 625.8 million (US$91.7 million) in the year ended December 31, 2009. Cost of goods sold as a percentage of sales decreased by 10.6 % in the year ended December 31, 2009, from 68.3% in the year ended December 31, 2008, to 57.7% in the year ended December 31, 2009. The decrease was mainly the result of decrease in the price of certain raw materials, particularly steel and copper prices during the year 2009 and we did not pass all the savings to customers.

Gross Profit. Gross profit increased RMB 113.5 million or 32.9% to RMB 458.5 million (US$67.2 million) in the year ended December 31, 2009 from RMB 345 million in the year ended December 31, 2008. As a percentage of sales, gross profit increased from 31.7% in the year ended December 31, 2008, to 42.3% in the year ended December 31, 2009. This increase also resulted from the aforementioned decrease in the price of certain raw materials and we did not pass all the savings to customers.

Selling and Administrative. Selling and administrative expenses,  increased by RMB 60.9 million or 32.9% from RMB 185.1 million in the year ended December 31, 2008, to RMB 246 million (US$36.0 million) in the year ended December 31, 2009.  As a percentage of sales, selling and administrative expenses increased approximately 5.7%, from 17% in the year 2008 to 22.7% in the year ended December 31, 2009. The increase was primarily the result of the additional expenses associated with Wuhan facility which was only partially operational in 2008 and Shanghai facility which was not operational in 2008. These two locations increased selling and administrative expense by RMB 25.5 million in 2009. We are developing a new generator related product which resulted in R&D expense increasing by RMB 23.5 million.

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

During 2010, the RMB remained relatively stable against the U.S. Dollar.  Domestic sales in China accounted for 92.1% of our net sales.  Sales in China are priced in Renminbi.  Exports accounted for 7.9% of our net sales.  Exports are either priced in U.S. Dollars or Euros.  We procured 90.8% of our raw materials from China and paid for these materials using RMB.  We procured 19.8% of our raw materials from abroad and paid for these materials using the U.S. Dollar or Euro Dollar.  Because most of our operations are conducted in China using RMB, the RMB’s appreciation against the U.S. Dollar did not have a material adverse effect on our business.

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

As of December 31, 2010, we had the following components of debt representing a total indebtedness outstanding of RMB 80.0 million:

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 130.0 million.  As of December 31, 2010, there was no outstanding balance under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 5.81% per annum for the year ended December 31, 2010. This facility will expire in October 2011 and we intend to extend the facility for another year.  For a description of restrictions on dividend payments, see Item 8.A. Dividend Policy.  Upon default on any material terms, any outstanding balance would be immediately due and payable.

Hainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 90 million of which 40 million was included in a written agreement and RMB 50 million was an oral agreement. As of December 31, 2010, there was RMB 50 million outstanding under this credit facility. This credit facility bears interest at the benchmark rate set  by the People’s Bank of China..  This credit facility will expire in June 2011 and we are in the process of renewing this credit facility.

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 173 million.  This credit facility bears interest at LIBOR plus a margin rate.  As of December 31, 2010, there was no outstanding balance under this credit facility.  This facility will expire October 2011 and we intend to extend the facility for another year.

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 132 million. This credit facility bears interest at the benchmark rate set by the People’s Bank of China. As of December 31, 2010, there were no borrowings outstanding under this credit facility.

Shenghai Jinpan has an oral credit facility from Bank of Communication for RMB 160 million of which 100 million was working capital facility and RMB 60 million was letter of credit facility. As of December 31, 2010, there was RMB 30 million outstanding balance under this credit facility. This credit facility bears an interest rate that is 5% below benchmark rate set by People’s Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate of 5.28% per annum for the year ended December 31, 2010. This credit facility will expire in September 2011.

Shenghai Jinpan has an oral  credit facility from bank of China for RMB 80 million of which 50 million was working capital facility and RMB 30 million was letter of credit facility. This credit facility bears interest according to the benchmark rate set by bank of China. As of December 31, 2010, there is no outstanding balance under this credit facility.

Jinpan Realty has a long term mortgage bank loan of 1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan was secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years.   There was US$1.6 million outstanding as of December 31, 2010. The table below reflects the principal balance due for the next five years.

For a discussion of economic restrictions on the ability of any of our subsidiaries to transfer funds to us or restrictions on the use of funds from our credit facilities, see “Item 8. Financial Information, A. Consolidated Statements and Other Financial Information, Dividend Policy” and “Item 3. Key Information, Risk Factors, Risks Related to Our Chinese Operations.  We rely principally on dividends paid by our PRC subsidiaries to fund our cash and financing requirements and to pay dividends. Our ability to pay dividends is restricted.”

On December 31, 2010, we had working capital of RMB 664.4 million compared to RMB 624.8 million at December 31, 2009.

In our opinion, we believe that our cash balances and cash generated from operation, supplemented as needed by financing activities including obtaining short-term bank loans from our loan facilities in China  are sufficient for our present capital requirements.

Analysis of Cash Flows

In 2010, net cash provided by operating activities of RMB 12.7 million primarily resulted from  income generated from operation , increased in accounts receivable and increase in prepaid expense and notes payable. In 2010, accounts receivable increase by RMB 64.7 million is primary resulting we increased more new larger customers this year and  we extended credit line and term to them. The increase in prepaid expense and notes payable is primary resulting from a purchase commitment to a silicon steel supplier in China. In 2009, net cash provided by operating activities of RMB 186.5 million primarily resulted from higher gross profit generated from operation and lower prices for raw materials which resulted in lower valued inventories.  As of December 31, 2009, we had inventories of RMB 178.0 million as compared to RMB 220.2 million as of December 31, 2008. The decrease of RMB 42.2 million is primarily as a result of (1) an increase in raw materials of RMB 3.2 million; (2) an decrease in work-in-process of RMB 29.1 million; and (3) an decrease in finished goods of RMB 16.3 million. The decrease in all levels of our inventory was due to the decreased cost of inventories, which resulted from lower prices for raw materials such as steel and copper.

In 2010, net cash used in investing activities of RMB 55.9 million primarily resulted from construction of production facilities in Shanghai, dormitory in Wuhan and purchasing equipments in Shenghai.  In 2009, net cash used in investing activities of RMB 54.0 million primary resulted from constructing the Shanghai facility and purchasing equipment for the Shanghai facility.

In 2010, net cash provided by financing activities of RMB 64.1 million primarily resulted from increasing net bank loans of RMB 79.4 million, and a dividend payment of RMB 15.4 million.  In 2009, net cash used in financing activities of RMB 76.1 million primarily resulted from  a net repayment of bank loans of RMB 67.8 million and a dividend payment of RMB 13.2 million.

Capital Expenditures and Requirements

Our principal commitments consist of a long-term obligation outstanding under operating leases on certain buildings and apartments, employee contracts, capital commitments and bank loans. For more information on these commitments, see “Tabular Disclosure of Contractual Obligations” below.

We had capital expenditures of RMB 56.5 million for 2010.  Capital expenditures in Shanghai including RMB 11million were used to expand our Shanghai facility, RMB22.9 million was used to purchase equipment, RMB 11.5 million were used to purchase equipment and to expand the Wuhan facility, RMB 8.9 million was used for our Haikou expansion.  We expect an increase in capital expenditures of RMB 24.5 million (US$3.7. million) to renovate and construct the Shanghai facility and RMB 22.1 million (US$3.4 million) to purchase equipment in the year 2011. We also expect about RMB 90 million (US$13.6 million) to purchase the land in Guilin , RMB 61.5 million (US$ 9.3 million) to construct Guilin facility and RMB 20 million (US$ 3.0 million) deposit for acquiring equipments in Guilin.

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

C.        Research and Development

In 2010, we focused our R&D effort on developing lower cost transformers, new transformer and reactor products for alternative energy applications, and new switchgear products.    Total R&D spending in 2010 was RMB 51.4 million (US$ 7.6 million).

We continue to develop products with lower cost and greater utility to enhance our competitiveness in the market place. In 2010, we successfully developed a low cost SCB 10 type 20KV/10KV dual voltage transformer, which expanded our product offering in 20KV transformer market.  We developed a 10KV series energy-saving SCB10-type dry type transformer, which optimizes transformer performances to achieve energy savings. We also developed a lower-cost design of a traction transformer which will make us more competitive in the rail infrastructure market.

We continue to expand our offerings of new transformer and reactor products for alternative energy applications.  We developed new products that expand our reach in the solar power generation market.  In 2010, we developed highly efficient VPI transformers and reactors for solar photovoltaic power generation.  We also developed a VPI rectifier transformer for mono-crystalline silicon solar cells.  These new products expand our reach in the solar power generation.  We also expanded our portfolio of wind energy products. In 2010, we developed  a dry type cast resin transformer for 2.75MW wind towers, which should enable us to reach a broader segment of the wind power market.

We added a new line of gas insulated switchgears to our product offering.  In 2010, we successfully developed a 12KV gas insulated metal clad enclosed switchgear.  This new product is designed for 12kV secondary distribution networks.  The switching parts are enclosed in a stainless steel enclosure filled with SF6 gas.  The constant atmospheric conditions in the switchgear’s sealed container ensures a high level of reliability and safety.

In 2011, our R&D efforts are focused on expanding our portfolio of cast resin transformers for wind applications to include transformers for offshore wind towers.  We are also developing more highly engineered transformers for industrial applications in support of our business strategy to move up the value chain by serving the high end of the electric equipment market.  Finally, we are working to expand our offering of gas insulated switchgears.  We are in the process of developing 24kV, 36kV 40.5kV gas insulated switchgear, which we plan to introduce to market over the course of 2011 and 2012.

D.        Trends

Based on forecasts provided by our customers, we expect international sales to expand substantially and account for a greater portion of our net sales in 2011 compared to 2010.  We also expect to sell more equipment for wind and solar power applications in 2011 than in 2010, because of stronger demand for wind and solar equipment both in China and overseas.  We expect switchgear sales to account for a greater portion of our net sales in 2011 as we expand our marketing efforts and product offerings.

With regard to materials prices, we expect prices of copper, aluminum, and epoxy resin to rise moderately in 2011 due to continuing upward pricing pressure on these commodities.  We expect silicon steel prices to rise moderately from its current low base in line with upward momentum of other commodities prices.  However, at this time, we do not expect a significant or sudden rise in materials prices that would have a material adverse effect on our gross margins.

E.        Off-Balance Sheet Arrangements

None.

F.        Tabular Disclosure of Contractual Obligations

Our material contractual obligations are composed of operating lease commitments, employees contracts, capital commitments and repayment of bank loans. The table below provides a summary of the Company’s contractual obligations at December 31, 2010.

	Payments due by period (RMB in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Operating Lease Obligations	4,872	776	793	716	2,587
Employees Contracts (1)	110,376	23,346	34,277	5,941	46,812
Capital Commitments (2)	6,351	6,291	60	-	-
Interest Cost (3)	7,194	634	1,211	1,122	4,227
Long Term Bank loans	10,306	311	681	770	8,544
Total	139,099	31,358	37,022	8,549	62,170

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

(3)
The calculation of interest cost is based on an  interest rate of 6%, applied to the ending loan balance outstanding at December 31, 2010. The outstanding loan was from our credit facilities with Enterprise Bank. For more details of this loan, see “B. Liquidity and Capital Resources” within this item above.

Item 6.    Directors, Senior Management and Employees.

A.          Directors and Senior Management

  Our directors and executive officers are as follows:

Name	Age	Position
Li Zhiyuan	56	Chairman of the Board of Directors, President, and Chief Executive Officer
Ling Xiangsheng	59	Vice Chairman of the Board of Directors and Vice President
Jing Yuqing	48	Secretary
Mark Du	50	Principal Financial Officer
Stephan R. Clark	58	Director
Li-wen Zhang	58	Director
Donald S. Burris	68	Director
Cai Xu	47	Director

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

Ling Xiangsheng has served as our Vice Chairman of the Board of Directors and Vice President since April 1997, and of our predecessor, Haikou Jinpan, since August 1993 and is responsible for the design, manufacture and development of our cast resin transformers. He has also served as the Vice President of Jinpan Hainan since June 1997. From June 1990 to December 1992, Mr. Ling was the chief consultant for the Danycast Company in Thailand where he was responsible for the entire production process of its cast resin transformer line. From January 1980 to June 1990, Mr. Ling was employed by the Beijing Transformer Company ultimately serving as Chief Engineer and General Manager for its cast resin transformer plant. Between October 1985 and February 1986, Mr. Ling attended Fuji Electric Company in Japan to study vacuum cast resin insulated transformer manufacturing technology. Mr. Ling was responsible for designing China’s first cast resin transformer.

Jing Yuqing has served as our Corporate Secretary since April 1997, the president of our subsidiary Jinpan USA since 2000, and a director of our subsidiary Jinpan Hainan since 1993. From 1997 to 2002, Ms. Jing served as a director on our board. From October 1988 to December 1992, Ms. Jing was employed by the Hainan Electric Bureau Electric Planning Department as manager of the electrical engineering department. From September 1984 to October 1988, Ms. Jing performed designing services for the Liaoning Electric Designing Institute. Ms. Jing is the wife of Li Zhiyuan.

Mark Du has served as our Principal Financial Officer since August 2002. Since January 1993, Mr. Du has been Controller of PC Warehouse, Inc., a worldwide company headquartered in New Jersey, with 24 subsidiaries companies located throughout the United States. From September 1987 to December 1992, Mr. Du served in different accounting positions in various accounting firms and companies. Mr. Du received his Masters in Business Administration in Accounting from Pace University in 1987 and is a CPA.

Stephan R. Clark was elected director in October 2006.  Mr. Clark served as Group Vice President of Connectivity Solutions and Chief Operating Officer at Avaya Communications from January 2000 to January 2004. From October 1997 to January 2000, Mr. Clark served as the Marketing and Sales Vice President of Lucent Power Systems. From January 1982 to October 1997, Mr. Clark worked at AT&T where he acted as the managing director and chief representative in China and the regional managing director for the Asia/Pacific, as well as holding various sales and marketing positions. While at AT&T, Mr. Clark also served as program director for the AT&T Executive Education Program at the Wharton School at the University of Pennsylvania and the chairman for the Public Affairs Committee of American Chamber of Commerce in the People’s Republic of China. Mr. Clark holds a B.F.A. degree in political communication from Southern Methodist University and a M.A. in Management from the University of Texas at San Antonio.

Dr. Li-Wen Zhang was elected to our Board of Directors in August 2003. Dr. Zhang is a permanent staff member of the United Nations Department of General Assembly Management Affairs currently in Economic and Social Council Servicing Branch. As part of the managing staff, Dr. Zhang provided consulting services to the Delegation of Beijing Fiscal Bureau on socioeconomic issues in November of 2000. In 1996, Dr Zhang helped organize a conference in Shanghai with Chinese authorities regarding the Development and Management of Special Economic Zones in a Transitional Economy. Dr. Zhang received a Ph.D. in International Comparative Education from Columbia University in 2001 and holds a Masters degree in Economic Policy Management from Columbia University Graduate School of Business and International Affairs.

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

B.         Compensation of Directors and Officers

The total compensation paid to our directors and officers during fiscal year 2010 was US$ 1,197,478 comprised of salaries in the amount of US$ 902,978 and bonuses in the amount of US$ 294,500 During 2010, we did not issue stock option, reserve for any pension, retirement or similar benefits for our directors and officers.

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

D.           Employees

As of December 31, 2010, we had 1,235 employees in China, including 187 engineers and technicians, 301 management and administrative personnel, 66 marketing and sales personnel and 681 manufacturing personnel. We also had 9 employees in the United States, including 3 management and administrative personnel, 2 marketing and sales personnel, 2 accounting personnel, 1 legal personnel, and 1 maintenance technician. Except for our U.S. employees, all of our employees are contract employees and have entered into renewable employment contracts with us. Terms of our employment agreements with management, engineers, sales persons, and technicians range from two to three years and the terms of our employment agreements with support personnel range from six months to one year.

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

Title of Class	Name of Beneficial Owner	Amount Owned(1)	Percent of Class
Common Shares	Li Zhiyuan (2)	3,665,256	22.4%
Common Shares	Ling Xiangsheng (3)	630,992	3.8%
Common Shares	Jing Yuqing (4)	3,665,256	22.4%
Common Shares	Mark Du (5)	40,500	*
Common Shares	Stephan R. Clark (6)	14,666	*
Common Shares	Li-wen Zhang (7)	27,500	*
Common Shares	Donald S. Burris (8)	13,600	*
Common Shares	Cai Xu	-	-
Common Shares	All officers and directors as a group (7 persons) (9)	4,392,514	26.8%

*	Represents share ownership of less than one percent (1%).

(1)	We believe that all persons named in the table have sole investment power with respect to all shares of common shares beneficially owned by them, unless otherwise noted in these footnotes.

(2)
Represents (i) 2,522,658 common shares, (ii) 1,106,598 common shares beneficially owned by Jing Yuqing, the wife of Mr. Li, as to which Mr. Li disclaims beneficial ownership, and (iii) 36,000 shares of common shares issuable upon exercise of currently exercisable stock options held by Mr. Li. And Ms. Jing. The options have an exercise price and expiration dates ranging from US$7.68 to US$10.83 per share and  February 5, 2014 to March 7,2016 respectively.

(3)
Represents 612,992 common shares and 18,000 shares of common shares issuable upon exercise of currently exercisable stock options. The options have an exercise price and expiration dates ranging from US$7.68 to US$10.83 per share and February 5, 2014 to March 7, 2016 respectively.

(4)
Represents (i) 1,106,598 common shares (ii) 2,522,658 common shares beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer, and President, as to which Ms. Jing disclaims beneficial ownership, and (iii) 36,000 shares of common shares issuable upon exercise of currently exercisable stock options held by Mr. Li and Ms. Jing. The options have an exercise price and expiration dates ranging from US$7.68 to US$10.83 per share and February 5, 2014 to March 7, 2016 respectively.

(5)
Represents 40,500 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$7.68 to US$15.28 and March 10, 2012 to March 7, 2016, respectively.

(6)
Represents 14,666 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$7.68 to US$15.28 and March 10, 2012 to March 7, 2016, respectively.

(7)
Represents 4,000 common shares and 23,500 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dated ranging from US$7.68 to US$15.28 and March 10, 2012 to March 7, 2016, respectively.

(8)
Represents 1,600 common shares and 12,000 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates ranging from US$9.03 to US$15.28 and March 10, 2012 to March 7, 2016, respectively.

(9)	Represents 4,247,848 common shares and 144,666 common shares issuable upon exercise of currently exercisable share options issued to all directors and executive officers.

As of June 14, 2011, 16,395,456 common shares were issued and outstanding and were held by twenty record holders in the United States.

Our shareholders who beneficially own 5.0% or more of the common shares outstanding do not have different voting rights from other shareholders of common shares.

Since May 19, 2008, beneficial ownership percentages for Mr. Li, Ms. Jing, and Mr. Ling have decreased by, 2.7%, 2.8% and 4.0% respectively, to the percentages as indicated in the chart above.

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

	(in US$)
Year Ended	High	Low
2006	14.70	2.96
2007	15.72	7.15
2008	22.49	6.64
2009	25.12	5.67
2010

Quarter Ended	High	Low
March 31, 2009	8.78	5.67
June 30, 2009	16.50	8.38
September 30, 2009	19.25	12.00
December 31, 2009	25.12	14.31
March 31, 2010	25.33	18.13
June 30, 2010	22.14	13.39
September 30, 2010	15.15	10.08
December 31, 2010	14.53	10.03
March 31, 2011	11.86	10.02
June 30, 2010 (through June 14, 2011)	14.00	11.01

Month	High	Low
December, 2010	10.74	10.03
January, 2011	11.25	10.02
February, 2011	11.86	10.78
March, 2011	11.73	10.71
April, 2011	13.35	11.59
May, 2011	14.00	11.61
June, 2011 (through June 14, 2011)	12.39	11.01

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

On July 29, 2010, we entered into an agreement with Shanghai Kai Tian Construction (Group) Co. Ltd. for the construction of an employee dormitory at our Shanghai facility. (For more details on the construction agreements, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

On March 20, 2011, we entered into an agreement with Guilin Jin Fu Investment Co. Ltd.o acquire 100% of the equity of Guilin Jin Fu Investment Co. Ltd.’s wholly owned subsidiary, Guilin Jun Tai Fu Construction and Development Co. Ltd. for a purchase price of RMB 15, 000, 000.  We closed the transaction on April 21, 2011. Information on the Company – B. Business Overview – Material Agreements.)

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

We maintain letters of credit with several banking institutions in the PRC. These facilities bear interest at rates that fluctuate based on the prime rate as declared by the Bank of China. As a result, changes in interest rates also impact our interest expense associated with these facilities.  If the interest rate on our credit facilities had been 1% higher, an additional RMB 299,604 of interest expense could have been incurred throughout the year 2009. (For more details on our loans with banking institutions in the PRC, see “Item 5. Operating and Financial Review and Prospects – B.Liquidity and Capital Resources.)

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

In connection with the audit of our consolidated financial statements for the year ended December 31, 2010, the Company’s Principal Executive Officer and Principal Financial Officer concluded that as of the end of the period covered by this Annual Report such disclosure controls and procedures were effective.

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

 (c)        Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31 2010 was audited by Grant Thornton, an independent registered public accounting firm, as stated in their report included under Item 18 of this Annual Report on Form 20-F.

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

All (100%) audit-related and non-audit-related services performed by JBPB (formerly Grant Thornton Hong Kong) during 2009 were reported to, and the services proposed to be provided during 2009 were pre-approved by, the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees we paid to our auditors for all services, including audit services, for the years ended December 31, 2010 and 2009.  In 2010, we paid RMB 419,170 to JBPB(formerly Grant Thornton Hong Kong) and RMB 1,815,695 to Grant Thorn China respectively.

	Year Ended December 31, 2009	Year Ended December 31, 2010
Audit Fees	RMB 2,441,000	RMB 2,234,865
Audit Related Fees	-	-
Tax Fees	-	-
All Other fees	-	-
Total	RMB 2,441,000	RMB 2,234,865

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

Item 16E.    Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.    Change in Registrant’s Certifying Accountant

At our most recent annual meeting of shareholders on September 27, 2010, our shareholders ratified the Board of Director’s selection of the Hong Kong member firm of Grant Thornton International Ltd. (“Grant Thornton Hong Kong”) as our independent public accounting firm to audit our 2010 financial statements.

In October 2010, Grant Thornton Hong Kong advised of its pending merger with BDO Ltd.  Subsequently, on November 26, 2010 it was announced that BDO and Grant Thornton Hong Kong had concluded an agreement to merge their business and practice in the name of BDO Limited.  As a consequence of this merger, the Grant Thornton Hong Kong entity changed its name to JBPB & Co. on December 10, 2010.  In addition, Grant Thornton Hong Kong ceased to be a member firm of Grant Thornton International effective November 23, 2010.  As a result of these developments, we decided to engage the China member of Grant Thornton (“Grant Thornton China”) as our new independent registered public accountants to audit our 2010 financial statements.  Grant Thornton Hong Kong (now JBPB&Co)  resigned as our auditor as of November 1, 2010.  This change of auditor has been approved by our audit committee.

JBPB & Co.’s report on the Company’s consolidated financial statements as of and for the two fiscal years ended December 31, 2009 did not contain an adverse opinion or disclaimer of opinion, nor were such reports qualified or modified as to uncertainty, audit scope, or accounting principles.  During the two fiscal years ended December 31, 2009 through November 1, 2010, we did not have any disagreement with JBPB & Co. on any matter of accounting principles or practices, financial disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of JBPB & Co., would have caused them to make reference to the subject matter of the disagreement in their report on the consolidated financial statements for such year and for such period. Furthermore, during  the two fiscal years ended December, 2009 and through November 1 ,2010, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F (a)(1)(v) of Form 20-F.  As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

 Prior to engaging Grant Thornton China , we did not consult the firm on the application of accounting principles to any specific transaction, either completed or proposed, or the type of audit opinion that might be rendered on our financial statements.  Furthermore, we did not consult Grant Thornton China regarding any matter that was the subject of disagreement with our former auditor or was a reportable event.

We provided a copy of this disclosure to JBPB & Co. and requested that JBPB & Co. furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree.  A copy of the letter from JBPB & Co. addressed to the SEC, dated June 22, 2011, is filed as Exhibit 15.3.

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

4.4	License Agreement dated January 19, 2005, between Hainan Jin Pan Electric Co., Ltd. and Schneider Electric (China) Investment Co., Ltd. (2)

4.5	Amendment dated April 10, 2008, between Hainan Jin Pan Electric Co. Ltd. and Schneider Electric (China) Investment Co. Ltd. amending the License Agreement dated January 19, 2005. (2)

4.6	Summary of the material terms of the Construction Agreement, dated July 29, 2010, beteen Shanghai Jinpan Electric (Group) Co. Ltd. and Shanshai Kai Jian Construction (Group) Co. Ltd.*

4.7	Summary of the material terms of the agreement to acquire Guilin Jun Tai Fu Construction and Development Co. Ltd. *

8.1	List of Subsidiaries.*

12.1	Certification of the Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.*

12.2	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.*

13.1	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.*

15.1	Consent of JBPB & Co. ( formerly known as Grant Thornton, Hong Kong).*

15.2	Consent of Grant Thornton, China.*

15.3	Letter to the Securities and Exchange Commission from JBPB & CO. (formerly known as Grant Thornton, Hong Kong).*
______________________________
*	Filed herewith.

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
(Principal Executive Officer)

June 23, 2010

INDEX TO FINANCIAL STATEMENTS

JINPAN INTERNATIONAL LIMITED AND SUBSIDIARIES:

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited (a British Virgin Islands company) and its subsidiaries (the Company) as of December 31, 2010, and the related statements of income, stockholders’ equity, and cash flows for the year then ended. These consolidated financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jinpan International Limited and its subsidiaries as of December 31, 2010, and the results of their operations and cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jinpan International Limited and its subsidiaries' internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated June 22, 2011 expressed an unqualified opinion thereon.

/s/ Grant Thornton

Shanghai, The People’s Republic of China
June 22, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Stockholders
Jinpan International Limited

We have audited Jinpan International Limited and its subsidiaries’ (the "Company") internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company's management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Jinpan International Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2010, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2010, and the related statements of income, stockholders’ equity, and cash flows then ended, and our report dated June 22, 2011 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton

Shanghai, The People’s Republic of China
June 22, 2011

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited and subsidiaries (the “Company”) as of December 31, 2009 and the related consolidated statements of operations, changes in shareholders' equity and comprehensive income, and cash flows for the years ended December 31, 2009 and December 31, 2008.  These financial statements are the responsibility of the Company's management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, such 2009 and 2008 consolidated financial statements present fairly, in all material respects, the financial position of the Company as of December 31, 2009 and the results of their operations and their cash flows for the years ended December 31, 2009 and December 31, 2008 in conformity with accounting principles generally accepted in the United States of America.

/s/  JBPB & Co (formerly known as GRANT THORNTON)

Hong Kong
June 15, 2010

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2010 and 2009

		December 31,
		2010	2010	2009
	Notes	US$	RMB	RMB
		(In thousands, except number of shares and per share data)

Assets
Current assets:
Cash and cash equivalents		27,527	182,300	161,554
Restricted cash		1,079	7,148	14,235
Notes receivable		5,380	35,627	49,942
Accounts receivable, net	4	75,658	501,062	438,109
Inventories, net	5	29,532	195,578	174,893
Prepaid expenses		28,939	191,657	66,770
Land use right	6	317	2,102	1,931
Other receivables		4,453	29,494	16,174
Total current assets		172,885	1,144,968	923,608

Property, plant and equipment, net	7	32,138	212,839	182,393
Construction-in-progress		1,861	12,327	12,361
Land use right	6	6,057	40,114	38,974
Goodwill		12,721	84,245	84,245
Other assets		69	459	318
Deferred tax assets	9	858	5,681	2,399

Total assets		226,589	1,500,633	1,244,298

Liabilities and shareholders' equity

Current liabilities:

Short-term bank loans	10	12,127	80,311	-
Accounts payable		13,269	87,875	70,899
Notes Payable	8	27,111	179,550	34,200
Income tax		1,659	10,990	12,614
Value added tax		1,732	11,472	39,286
Advances from customers		5,319	35,227	27,277
Commission payable		6,311	41,793	88,379
Accrued employee benefits		2,051	13,583	2,182
Government grants	11	-	-	3,738
Other liabilities		3,032	20,080	20,259
Total current liabilities		72,611	480,881	298,834
Long term liability:
Government grants	11	935	6,195	6,194
Long Term bank loans	10	1,550	10,263	11,216
Shareholders' equity:
Convertible preferred stock, US$0.0045 par value:
Authorized shares - 2,000,000
Issued and outstanding shares – none in 2010 and 2009	19	-		-
Common stock, US$0.0045 par value:
Authorized shares – 40,000,000
Issued and outstanding shares –16,395,456 in 2010 and 16,395,456 in 2009	19	74	605	605
Common stock-warrants		854	6,232	6,232
Additional paid-in capital		35,738	282,538	281,106
Reserves		9,514	69,107	31,451
Retained earnings	19	92,834	646,858	609,941
Accumulated other comprehensive income		12,958	2,371	3,339
		151,972	1,007,711	932,674
Less: Treasury shares at cost,
Common stock –227,306 in 2010 and 231,306 in 2009		(479)	(4,417)	(4,620)
Total shareholders' equity		151,493	1,003,294	928,054

Total liabilities and shareholders' equity		226,589	1,500,633	1,244,298

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2010, 2009 and 2008

		Year ended December 31,
		2010	2010	2009	2008
	Notes	US$	RMB	RMB	RMB
		(In thousands, except number of shares and per share data)

Net sales	17	143,807	967,074	1,084,303	1,086,875

Costs and expenses:
Cost of products sold		(87,971)	(591,591)	(625,817)	(741,887)
Selling and administrative		(40,673)	(273,518)	(245,956)	(185,055)
		(128,644)	(865,109)	(871,773)	(926,942)

Non operating income
Other income, net		2,267	15,244	5,286	10,794
Dividend income		-	-	-	249
Interest income		176	1,187	1,783	876
		2,443	16,431	7,069	11,919

Non operating expenses:
Interest expenses		(309)	(2,078)	(1,446)	(8,433)

Income before income taxes		17,297	116,318	218,153	163,419

Income taxes	9	(3,913)	(26,314)	(20,428)	(23,742)

Net income		13,384	90,004	197,725	139,677

Earnings per share

-Basic		US$0.83	RMB 5.57	RMB 12.33	RMB 8.74

-Diluted		US$0.81	RMB 5.46	RMB12.15	RMB 8.59

Weighted average number of shares

-Basic		16,159,893	16,159,893	16,028,152	15,970,160

-Diluted		16,457,462	16,457,462	16,269,440	16,261,196

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders' Equity
For the years ended December 31, 2010, 2009 and 2008

	Number of treasury	Number of common	Number of preferred	Treasury stock	Warrants	Common shares	Convertible preferred stock	Additional paid-in capital	Reserve	Retained earnings	Accumulated Other Comprehensive Income	Comprehensive Income	Total
	shares	shares	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
Balance at January 1, 2008	(412,940)	16,381,234	12,222	(6,525)	6,232	602	1	270,269	31,451	299,489	2,055		603,574
Net income	-	-	-	-	-	-	-	-	-	139,677	-	139,677	139,677
Cash dividends distributed ($0.12 per share)	-	-	-	-	-	-	-	-	-	(13,695)	-	-	(13,695)
Preferred stock to common shares	-	6,134	(6,134)	-	-	1	(1)	-	-	-	-	-	-
Exercise of stock options for cash	-	2,000	-	-	-	-	-	2	-	-	-	-	2
Employees stock-based expenses	-	-	-	-	-	-	-	657	-	-	-	-	657
Available-for-sale securities	-	-	-	-	-	-	-	-	-	-	69	69	69
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	998	998	998

Balance at December 31, 2008	(412,940)	16,389,368	6,088	(6,525)	6,232	603	-	270,928	31,451	425,471	3,122	140,744	731,282

Net income	-	-	-	-	-	-	-	-	-	197,725	-	197,725	197,725
Cash dividends distributed ($0.12 per share)	-	-	-	-	-	-	-	-	-	(13,255)	-	-	(13,255)
Preferred stock to common shares	-	6,088	(6,088)	-	-	-	-	-	-	-	-	-	-
Exercise of stock options for cash	181,634	-		1,905	-	2	-	3,983	-	-	-	-	5,890
Employees stock-based expenses	-	-	-	-	-	-	-	6,195	-	-	-	-	6,195
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	217	217	217

Balance at December 31, 2009	(231,306)	16,395,456	-	(4,620)	6,232	605	-	281,106	31,451	609,941	3,339	197,942	928,054

Net income	-	-	-	-	-	-	-	-	-	90,004	-	90,004	90,004
Transfer to reserves	-	-	-	-	-	-	-	-	37,656	(37,656)	-	-	-
Cash dividends distributed ($0.14 per share)	-	-	-	-	-	-	-	-	-	(15,431)	-	-	(15,431)
Exercise of stock options for cash	4,000	-		203		-	-	-	-	-	-	-	203
Employees stock-based expenses	-	-	-	-	-	-	-	1,432	-	-	-	-	1,432
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(968)	968	(968)

Balance at December 31, 2010	(227,306)	16,395,456	-	(4,417)	6,232	605	-	282,538	69,107	646,858	2,371	90,972	1,003,294

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2010, 2009 and 2008

	Year ended December 31,
	2010	2010	2009	2008
	US$	RMB	RMB	RMB
	(In thousands)
Operating activities
Net income	13,384	90,004	197,725	139,677
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation	3,636	24,449	25,512	11,725
Deferred income taxes	(488)	(3,282)	(347)	3,832
Allowance for doubtful accounts	257	1,725	2,314	(1,946)
Loss/(gain) on disposal of property, plant and equipment	(67)	(451)	(28)	69
Employee stock-based compensation	213	1,432	6,195	659
Gain from sales of available-for-sales securities	-	-	-	(69)
Changes in operating assets and liabilities
Restricted cash	1,006	7,087	(5,154)	1,250
Accounts receivable	(9,618)	(64,678)	(39,304)	(85,316)
Notes receivable	2,129	14,314	(16,555)	(21,608)
Inventories	(3,076)	(20,685)	42,526	(29,635)
Prepaid expenses	(18,571)	(124,888)	(34,616)	25,789
Other receivables	(1,972)	(13,260)	43	(6,587)
Accounts payable	2,524	16,976	(6,197)	30,613
Notes Payable	21,614	145,350	34,200	-
Income tax	(241)	(1,624)	(12,433)	7,885
Value added tax	(4,136)	(27,814)	(8,496)	29,562
Advances from customers	1,182	7,950	(26,131)	19,573
Commission payable	(6,928)	(46,586)	21,298	395
Accrued employee benefits	1,695	11,401	(4,474)	3,305
Government grants	(556)	(3,737)	5,916	(12,071)
Other liabilities	(143)	(960)	4,551	10,903
Net cash provided by/(used in) operating activities	1,844	12,723	186,545	128,005
Investing activities
Purchases of property, plant and equipment	(8,202)	(55,157)	(54,717)	(78,235)
Proceeds from sales of property, plant and equipment	111	748	747	15
Payment for construction-in-progress	-	-	-	(20,241)
Purchase of Land use right	(195)	(1,311)	-	(33,556)
Payment for investment in minority interest	(30)	(200)	-	-
Proceeds from sales of available-for-sales securities	-		-	1,481
Net cash used in investing activities	(8,316)	(55,920)	(53,970)	(130,536)
Financing activities
Proceeds from bank loans	16,726	112,476	44,327	294,333
Repayment of bank loans	(4,925)	(33,118)	(113,111)	(286,358)
Proceeds from exercise of stock options	30	203	5,891	-
Dividends paid	(2,293)	(15,431)	(13,255)	(13,695)
Net cash provided by/(used in) financing activities	9,538	64,130	(76,148)	(5,720)
Effect of exchange rate changes on cash	797	(187)	7	(1,194)
Net increase/(decrease) in cash and cash equivalents	3,863	20,746	56,434	(9,445)
Cash and cash equivalents at beginning of year	23,664	161,554	105,120	114,565
Cash and cash equivalents at end of year	27,527	182,300	161,554	105,120

Interest paid	250	1,679	1,756	8,495
Income taxes paid	4,665	31,370	29,780	763

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

1.         ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the “Company”) was incorporated under the laws of the British Virgin Islands on April 3, 1997.

As of December 31, 2010, the Company had direct interests in the following subsidiaries:

Name of entity	Date of establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities

Hainan Jinpan Electric Co., Ltd. (“Hainan Jinpan” )	June 3, 1997	95%	RMB 160,171,897	Manufacturing and sale of cast resin transformers

Jinpan International (USA) Limited (“Jinpan USA”)	February 18, 1998	100%	US$10,000	Marketing of cast resin transformers

Jinpan Electric (China) Co. Ltd. (“Jinpan China”)	January 12, 2007	100%	RMB 93,360,000	Manufacturing and sale of cast resin transformers

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

The Company is a holding company and its common shares, par value US$0.0045 per share,2 are referred to herein as the “Common Shares.”  Substantially all of the Group’s operations are conducted in the People’s Republic of China (the “PRC”) and its principal market is in the PRC.

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

Jinpan China is formed under the foreign funded limited liability company law of the PRC. The term of Jinpan China is 50 years, ending on January 11, 2057 and can be extended upon approval of the PRC government. Jinpan China can be dissolved upon the agreement of foreign investors due to financial losses or a natural disaster that causes Jinpan China to be unable to continue operations.  Hainan Jinpan and

2 As of December 31, 2009, the Company’s par value was $0.009 per share.  On February 6, 2010, the Company effected a two-for-one stock split, whereby the Company’s par value changed to $0.0045 per share.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

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

The reporting currency of the Group is Renminbi (“RMB”), the national currency of China. Solely for the convenience of the reader, the asset and liability accounts have been translated into United States dollars (“US$”) using the People’s Bank of China’s rate of RMB 6.62 to US$1, the prevailing rate on December 31, 2010, and equity accounts were translated using historical rates. Income statement accounts were translated using the average exchange rate of RMB 6.72 to US$1 for the year 2010. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3.    SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)        Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are directly and indirectly wholly-owned. All significant intercompany accounts and transactions have been eliminated in consolidation.

(b)       Cash, Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Group maintains certain bank accounts in the PRC which are not protected by FDIC insurance or other insurance. There was approximately RMB 188 million held in non-US banks or financial institutions as of December 31, 2010. As of December 31, 2010, the Group held approximately RMB 1.0 million (US$ 157,430) cash in the United States none of which  was in excess of FDIC insurance limits. At December 31, 2010, the Group had approximately RMB 7.2 million restricted cash related to products guaranty insurance.

(c)       Trade Receivables

Trade receivables, which generally have 30 to 120 day terms, are recognized and carried at original invoice amounts less an allowance for doubtful accounts. Credit is offered to customers based on their payment history, financial capability, and credit rating. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. We also make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer, the customers' current credit status and known market factors, to record a specific reserve for customers against their corresponding receivable amounts. These specific reserves are re-evaluated and adjusted as additional information affects the estimated amounts. We write off receivables against allowance for doubtful account when there is evidence that the likelihood of collection is not probable and it is  deemed uncollectible.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

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

We periodically review our inventory for excess inventory, obsolescence.  We write down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. These reviews require management to estimate future demand for our products and evaluate market conditions. Possible changes in these estimates could result in a write down of inventory. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. If actual market conditions are more favorable than projected, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

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

(g)       Construction-in-Progress

Construction-in-progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and put into use. Construction-in-progress at December 31, 2010 represents a manufacturing factory that was under construction but was not ready for occupancy at year end and machinery under installation. Interest related to construction-in-progress of nil, nil, and 0.2 million was capitalized for the years ended December 31, 2010, 2009, and 2008, respectively.

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(m)      Operating Leases
Leases, where substantially all the rewards and risks of ownership of assets remain with the leasing company, are accounted for as operating leases.  Rentals applicable to such operating leases are reported on the Consolidated Statements of Income and determined using the straight-line basis over the applicable lease term. The Operating Lease Rental Expense incurred by the Group during the years ended December 31, 2010, 2009 and 2008 amounted to RMB 2.9 million, RMB 2.7 million and RMB 2.3 million, respectively.

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

(r)        Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group’s available-for-sale securities and foreign currency translation adjustments are included in Accumulated Other Comprehensive Income (Loss). The balance of accumulated other comprehensive income at December 31, 2010 and 2009 was approximately RMB 3,3million and RMB 2,4 million respectively.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

       (s)        Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation to develop new products or processes, or significantly enhance existing products or production processes, and implement new methods of design, testing of product alternatives or construction of prototypes.  The Group expenses all research and development costs as incurred.  The research and development costs incurred by the Group during the years ended December 31, 2010, 2009 and 2008 were RMB 51.4 million, RMB 40.8 million and RMB 16.1 million, respectively.

                (t)        Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB 0.6million, RMB 3.0 million and RMB 0.5 million in advertising costs during 2010, 2009 and 2008, respectively.

(u)       Shipping and Handling Expenses

The cost of shipping and handling is expensed as incurred and reported within Selling and Administration Expenses. The Group incurred RMB 24.7 million, RMB 20.5 million and RMB 24.1 million in shipping and handling costs during 2010, 2009 and 2008, respectively.

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

(For more information on the valuation methods used for options and warrants, see note 19(g), and (h), Stock Option Activity, Option Valuation Assumptions and Warranty Valuation Assumptions, respectively.)

(w)      Product Warranty

The Group provides a basic limited warranty, which covers parts and labor, for all products, for one year.  The product warranty expense incurred in each year from 2008 through 2010 is not considered significant and the product warranty expense has not correlated with sales volume, thus, the Group recorded warranty expense as incurred. The Group incurred RMB 2.6 million, RMB 1.3 million, and RMB 1.8 million in product warranty expense during the years ended December 31, 2010, 2009 and 2008, respectively.

(x)        New Accounting Pronouncements

In January 2010, the FASB issued Accounting Standards Update ("ASU") 2010-06 Fair Value Measurement and Disclosures (Topic 820): Improving Disclosures about Fair Value Measurements.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

This guidance provides for the following new required disclosures related to fair value measurements: 1) the amounts of and reasons for significant transfers in and out of level one and level two inputs and 2) separate presentation of purchases, sales, issuances, and settlements on a gross basis rather than as one net number for level three reconciliations. The guidance also clarifies the existing disclosures as follows: 1) provide fair value measurement disclosures for each class of assets and liabilities and 2) provide disclosures about the valuation techniques and inputs used for both recurring and nonrecurring level two or level three inputs. The Company has adopted this standard, but it did not have a material effect on the Company's consolidated balance sheet or required financial statement disclosures

In April 2010, the FASB issued ASU 2010-13, Compensation -Stock Compensation (Topic 718): Effect of Denominating the Exercise Price of a Share-Based Payment Award in the Currency of the Market in Which the Underlying Equity Security Trades. This update provides amendments to Topic 718 to clarify that an employee share-based payment award with an exercise price denominated in currency of a market in which a substantial porting of the entity’s equity securities trades should not be considered to contain a condition that is not a market, performance or service condition. Therefore, an entity would not classify such an award as a liability if it otherwise qualifies as equity. The amendments in this ASU are effective for fiscal years, and interim periods within those fiscal years, beginning on or after December 15, 2010. The Company’s adoption of this ASU did not have a material impact on its consolidated financial statements.

In December 2010, the FASB issued Accounting Standard Update 2010-28, Intangibles—Goodwill and Other (Topic 350): When to Perform Step 2 of the Goodwill Impairment Test for Reporting Units with Zero or Negative Carrying Amounts. This ASU modified Step 1 of the goodwill impairment test for reporting units with zero or negative carrying amounts. For those reporting units, an entity is required to perform Step 2 of the goodwill impairment test if it is more likely than not that a goodwill impairment exists. For public entities, the amendments in the ASU are effective for fiscal years, and interim periods within those years, beginning after December 15, 2010. The Company`s adoption of this ASU is not expected to have a material impact on its consolidated financial statements.

In December 2010, the FASB issued Accounting Standard Update 2010-29, Business Combinations (Topic 805): Disclosure of Supplementary Pro Forma Information for Business Combinations. This ASU specifies that, if a public entity presents comparative financial statements, the entity should disclose revenue and earnings of the combined entity as though the business combination(s) that occurred during the current year had occurred as of the beginning of the comparable prior annual reporting period only. ASU 2010-29 is effective prospectively for business combinations where the acquisition date is on or after the beginning of the first annual reporting period beginning on or after December 15, 2010. The Company`s adoption of this ASU is  expected to have  impact on its consolidated financial statements disclosures for the year ended December 31, 2011.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

4.     ACCOUNTS RECEIVABLE, NET

Accounts receivable of the Group at December 31, 2010 and 2009 were as follows:

	2010	2010	2009
	US$	RMB	RMB
	(In thousands)
Accounts receivable-trade	78,050	516,904	453,056
Less: Allowance for doubtful accounts	(2,392)	(15,842)	(14,947)
Account Receivable-Net	75,658	501,062	438,109

Movement of allowance for doubtful accounts
Beginning at January 1	(2,256)	(14,947)	(12,632)
Reversal (provided) during the year	(261)	(1,725)	(2,868)
Less: Written off during the year	125	830	553
	(2,392)	(15,842)	(14,947)

5.     INVENTORIES, NET

Inventories of the Group at December 31, 2010 and 2009 were as follows:

	2010	2010	2009
	US$	RMB	RMB
	(In thousands)
Finished products	10,352	68,555	72,717
Products in process	5,094	33,736	1,003
Raw materials	14,908	98,730	104,309
	30,354	201,021	178,029
Less: provision for inventories	(822)	(5,443)	(3,136)
Inventories	29,532	195,578	174,893

	2010	2010	2009
	US$	RMB	RMB
	(In thousands)
Movement of provision for inventories
Balance as at January 1	(458)	(3,136)	(2,744)
Provided during the year	(364)	(2,307)	(392)
Less: Written off during the year	-	-	-
Balance as at December 31	(822)	(5,443)	(3,136)

6.             LAND USE RIGHT

All lands in the PRC are state-owned and no private land ownership rights exist.

The Group has obtained land use right certificates for all its facilities except for a piece of land in Hainan which cost RMB 3.4 million. We amortize the land use right in Hainan and Shanghai on a straight line basis over 20 years which will expire from the year 2026 to 2030. We also amortize the land use right in Wuhan on a straight line basis over 50 years which will expire in the year 2057.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

7.     PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Group at December 31, 2010 and 2009 were as follows:

	2010	2010	2009
	US$	RMB	RMB
	(In thousands)
Buildings	21,211	140,472	125,203
Machinery and equipment	21,574	142,879	112,926
Motor vehicles	3,001	19,877	15,634
Furniture, fixtures and office equipment	3,134	20,754	16,774
	48,920	323,982	270,537
Less: accumulated depreciation	(16,782)	(111,143)	(88,144)
	32,138	212,839	182,393

The Group’s buildings are located in the PRC and USA and the land on which the Group’s buildings are situated in the PRC are State-owned.  The property in the U.S. is owned by Jinpan Realty, LLP, a wholly owned subsidiary of Jinpan USA Depreciation expense in 2010, 2009 and 2008 was RMB 24.5 million, RMB 25.5 million and RMB 11.7 million respectively. The depreciation was included both in cost of goods sold and selling and administrative expense.

8.     NOTES PAYABLE

In 2010, Hainan Jinpan entered into material purchasing agreement with a supplier in China.  The notes were payable to the supplier and were unsecured, short term and non-interest bearing. As of December 31, 2010 and 2009, the balance of the note payable was RMB 179.5 million and RMB 34.2 million respectively.

9.             DEFERRED TAX ASSETS AND INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the State of New York.  Jinpan USA is subject to federal tax and state tax of United States.

In accordance with the relevant PRC income tax laws , Hainan Jinpan’s  applicable tax rate is 18%, however, at the end of 2008, Hainan Jinpan was recognized as a technically advanced enterprise by the PRC government and was approved for a preferential tax rate of 15% for three years commencing from January 1, 2008.

Jinpan China is exempt from corporate income tax for 2008 and 2009, and from 2010 to 2012 will be subject to a 12.5% tax rate in accordance with PRC income tax law.

Shanghai Jinpan is taxed at deemed profit method for 2009 and 2010. The tax rate for deemed profit method is 1.25% of sales. Shanghai Jinpan will be subject to a corporate income tax rate of 25% in 2011.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Pretax income (loss) for the years ended December 31, 2010, 2009 and 2008 was taxed in the following jurisdictions with the exception of the British Virgin Islands, which is tax exempt:

	2010	2010	2009	2008
	US$	RMB	RMB	RMB
	(In thousands)
British Virgin Islands	(1,510)	(10,157)	(13,288)	(12,759)
United States of America	251	1,685	5,865	19,238
The People’s Republic of China	18,556	124,790	225,576	156,940
	17,297	116,318	218,153	163,419

Significant components of the provision for income taxes attributable to income before taxes are as follows:

	2010	2010	2009	2008
	US$	RMB	RMB	RMB
	(In thousands)
Current
Non-US	(4,013)	(26,974)	(17,477)	(16,158)
US	(29)	(192)	(2,951)	(7,584)
Deferred			-	-
US	-	-	-	-
Non-US	129	852	-	-
	(3,913)	(26,314)	(20,428)	(23,742)

Deferred Deferred tax assets and deferred tax liabilities of the Group at December 31, 2010 and 2009 were as follows:

	2010	2010	2009
	US$	RMB	RMB
	(In thousands)
Deferred tax assets-China
Current
Allowance for doubtful accounts	342	2,263	1,813
Inventory reserves	90	593	378
Deferred expenses	394	2,610	2,191
Non- Current
Depreciation	32	215	208
Total deferred tax assets-China	858	5,681	2,399
Deferred tax assets-USA	-	-	-
Total deferred Tax assets	858	5,681	2,399

Deferred tax liabilities-China	-	-	-
Deferred tax liabilities-USA
Current	-	-	-
Non-Current
Depreciation	37	242	-
Total deferred tax liabilities	37	242	-

Net deferred tax assets	821	5,439	2,399

Based on available evidence, management believes it is more-likely-than-not that the net deferred tax assets will be fully realized. Accordingly, the Group did not provide a valuation allowance against its net deferred tax assets at December 31, 2010. At December 31, 2010, the Group does not have any net operating loss carryforward.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

The reconciliation of income tax computed using the PRC statutory rate of 15% in 2008, 2009 and 2010 to actual income tax expense is as follows:

	2010	2010	2009	2008
	US$	RMB	RMB	RMB
	(In thousands)
Computed expected income tax	5,158	34,684	39,530	26,888
Impact of tax holiday of Jinpan China and Shanghai	(732)	(4,924)	(21,066)	(6,516)
Effect of difference between the PRC and USA tax rate	(72)	(483)	2,032	4,698
Others Tax credits	(441)	(2,964)	(68)	(1,328)
	3,913	26,314	20,428	23,742

Under ASC 740, the Group recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. , We evaluated the over all Company’s tax positions and determined there were no material unrecognized tax benefits and there have been no material changes in unrecognized benefits since January 1, 2007.

10.   BANK LOANS

Short-Term Bank loans comprised:

	2010	2010	2009
	US$	RMB	RMB
	(In thousands)
Short-term bank loans	12,127	80,311	-
Letters of credit	-	-	-
Less: current portion	(12,127)	(80,311)	-
	-	-	-

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 130.0 million.  As of December 31, 2010, there was no outstanding balance under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 5.81% per annum for the year ended December 31, 2010. This facility will expire in October 2011 and we intend to extend the facility for another year.  For a description of restrictions on dividend payments, see Item 8.A. Dividend Policy.  Upon default on any material terms, any outstanding balance would be immediately due and payable.

Hainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 90 million of which 40 million was included in a written agreement and RMB 50 million was an oral agreement. As of December 31, 2010, there was RMB 50 million outstanding under this credit facility. This credit facility bears interest at the benchmark rate set by the People’s Bank of China.. This credit facility will expire in June 2011 and we are in the process of renewing this credit facility.

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 173 million.  This credit facility bears interest at LIBOR plus a  margin rate.  As of December 31, 2010, there was no outstanding balance under this credit facility.  This facility will expire in October 2011 and we intend to extend the facility for another year.

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 132 million. This credit facility bears interest at the benchmark rate set by the People’s Bank of China. As of December 31, 2010, there were no borrowings outstanding under this credit facility.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Shanghai Jinpan has an oral credit facility from Bank of Communication for RMB 160 million of which RMB100 million was working capital facility and RMB 60 million was letter of credit facility. As of December 31, 2010, there was RMB 30 million outstanding balance under this credit facility. This credit facility bears an interest rate that is 5% below benchmark rate set by People’s Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate of 5.28% per annum for the year ended December 31, 2010. This credit facility will expire in September 2011 .

Shanghai Jinpan has a oral credit facility from bank of China for RMB 80 million of which 50 million was working capital facility and RMB 30 million was letter of credit facility. This credit facility bears interest according to the benchmark rate set by bank of China. As of December 31, 2010, there is no outstanding balance under this credit facility.

Jinpan Realty has a long term mortgage bank loan of US$1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan was secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years.   There was approximately RMB 10.6 million (US$1.6 million) outstanding as of December 31, 2010. The table below reflects the principal balance due for the next five years.

Year	2011	2012	2013	2014	2015	thereafter
Principal Due in RMB	311,414	329,115	351,485	373,473	396,837	8,811,969

11.           GOVERNMENT GRANTS

Since 1998, Hainan Jinpan received grants in advance from the local Chinese government based on its past business performance and its investment in advance technologies which has to be pre-approved by the government. Government grants are recorded as deferred grant revenue until the terms of the grants are met and final approval from the government is obtained. Once these conditions are satisfied grant revenue is recognized in other income. The Group recognized income of RMB 13.1 million, RMB 3.0 million and RMB 7.3 million respectively in 2010, 2009 and 2008, respectively.

12.           DISTRIBUTION OF INCOME

According to PRC accounting rules and regulation, the Group’s China subsidiaries are required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and staff welfare and bonus fund based on 10% of its net income as reported in the statutory accounts prepared in accordance with  GAAP. The maximum amount of the aggregate of these reserves is 50% of its registered capital. The Group and its subsidiaries in China made reserve RMB 37.6 million, nil million and nil million for the years ended December 31, 2010, 2009 and 2008. The remaining reserve to fulfill the 50% capital requirement is approximately RMB 223.7 million at December 31, 2010.

The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund represent appropriations made at the sole discretion of the Company’s board of directors.  The statutory reserve fund and enterprise expansion fund are used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Hainan Jinpan.  During the years ended December 31, 2010, 2009 and 2008, the directors of the Group’s China subsidiaries approved the following appropriations to reserves.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

	2010	2010	2009	2008
(In thousand)	US$	RMB	RMB	RMB
Statutory reserve fund	5,604	37,656	-	-
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	-	-
	5,604	37,656	-	-

The Company declared a cash dividend of US$0.14 per common share on January 29, 2010, which was paid in 2 installments, first on February 25, 2010 and then on July 20, 2010.  The Company also declared cash dividend of US$0.12 per Common Share in 2009 and 2008.  These cash dividends declared reflect the effect of 2-for–1 stock split effected in February 2010.

13.   COMMITMENTS AND CONTINGENT LIABILITIES

(1)          Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements.  These operating leases expire in various years through 2022. Total lease expense for the year 2010 is RMB 2.9 million.  These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2010:

	(In thousands)
	US$	RMB
2011	115	776
2012	60	403
2013	58	390
2014	53	358
2015	53	358
2016 after	385	2,587
Total minimum lease payments	724	4,872

(2)          Capital commitments

As of December 31, 2010, the Group has commitments of RMB 6.3 million for the purchase of new machinery.

(3)           Employment contracts

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

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2010:

	US$	RMB
	(In thousands)
2011	3,525	23,346
2012	3,101	20,537
2013	2,075	13,740
2014	897	5,941
2015 after	7,068	46,812
Total minimum employment contract payments	16,666	110,376

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

   (4)        Licensee agreement

The Group is engaged in a licensee agreement with a third party that designs certain line reactors. This agreement provides us the exclusive right to manufacture, assemble, sell, and maintain the licensed products.  Licensee expense was RMB 0.5 million, RMB 3.4 million and RMB 2.3 million for the years ended December 31, 2010, 2009, and 2008, respectively.

14.    FINANCIAL INSTRUMENTS

Cash and cash equivalents

The carrying amount reported on the Consolidated Balance Sheets for cash and cash equivalents approximates their fair value because of the short maturity of those instruments.

Investments, accounts receivable, notes receivable, other receivables advance from customers and bank loans.

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

During 2010, the Group was dependent on two major suppliers Momentive (Hexion /Bakelite AG) and Speed Fair (Xiamen) Co., Ltd. for cast resin, which accounted for 0.82% (2.41% in 2009) and 0.89% (3.26% in 2009) of total purchases, respectively.  Additionally, the Group was dependent on three major suppliers: Wuhan Steel Processing Co., Ltd., Thyssenkrupp Electrical Steel GmbH, and AK Steel Corporation for silicon steel, which accounted for 18.27% (2009: 31.5%), 18.53% (2009: 5.09%) and 0.14% (2009: 1.33%) of total purchases, respectively. The Group is also dependent on Hainan Xinlong Copper Co. Ltd., MKM Mansfelder Kupfer and Shanghai Congxin Electric Co. Ltd. for copper and aluminum, which accounted for 5.09% (2009: 3.18%) and 0.33% (2009: 0.4%) and 7.5% (2009: 9.97%) of total purchases, respectively.

A significant portion of our sales revenues is concentrated on one OEM, which is our largest customer.  Sales to our largest customer accounted for 9.1%, 17.7% and 18.4% for years 2010, 2009 and 2008, respectively.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

16.   PENSION AND OTHER POST RETIREMENT BENEFITS

In the beginning of 2006, Jinpan USA set up a Simple IRA plan for its employees.  The amounts employees contribute are tax deferred.  Jinpan USA, has not made any contributions since 2006.

Hainan Jinpan , Jinpan China and Shanghai Jinpan have a defined contribution retirement plan for their employees.  As required by PRC laws and organized by local government, Hainan Jinpan and Jinpan China make certain statutory contributions to the plan.  All permanent employees are entitled to an annual pension that is equal to a fixed proportion of their final annual salary at their retirement date. Hainan Jinpan and Jinpan China and its employees are required to make contributions to the retirement plan at rates of 20% and 8% of each employee’s annual salary, respectively.  Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government, which is responsible for the payments of pension benefits to retired employees.  Hainan Jinpan and Jinpan China have no obligations for the pension benefits beyond the annual contributions as described above.  The pension costs recognized by Hainan Jinpan  Jinpan China and Shanghai Jinpan during the years ended December 31, 2010, 2009 and 2008 amounted to RMB 5.7 million, RMB 3.5 million and RMB 2.9 million, respectively.

17.   OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

We operate in one reportable segment, electrical distribution equipment based on aggregation criteria:

(1)  We manufacture and sell power control and distribution equipment, including cast resin transformers, substation, reactors, and switchgears.  While each type of product has a different function, all are used to control and to distribute electric power. (2) While the manufacturing techniques and equipment may vary among product types, we apply the similar production process, quality, and cost monitoring and control systems throughout our manufacturing facilities. (3) Our customer base is not differentiated by the type of products.   Our customers base comprise of resellers or end users of power control and distribution equipment, including OEMs, utilities, municipal governments, industrial companies, and commercial and residential developers.  Customers often procure one or more types of products we offer depending on their requirements. (4) Presently, we use the same sales team and similar distribution channels for all of our products, because the customer base for our products are the same.

Thus, we report one operating segment based on aggregation criteria. We sell our products in the People’s Republic of China, the United States, and Europe.

Geographic area data

Year ended December 31,
2010	2010	2009	2008
US$	RMB	RMB	RMB
(In thousands)

Revenues from external customers:
United States	7,165	48,183	67,679	60,622
Europe	4,254	28,607	94,241	77,550
PRC	132,388	890,284	922,383	948,703
	143,807	967,074	1,084,303	1,086,875
Property, Plant, and Equipment by area:
United States	2,619	17,342	17,303	433
PRC	29,519	195,497	165,090	131,869
	32,138	212,839	182,393	132,302

Net Assets
United States	52,628	348,534	295,640	304,078
PRC	98,865	654,760	632,414	427,204
	151,493	1,003,294	928,054	731,282

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

18            EARNINGS PER COMMON AND COMMON EQUIVALENT  SHARE

On January 26, 2010, the Company declared a two-for one stock split to the shareholders of record as of  February 5, 2010. Accordingly, all outstanding shares and per share data in all period presented have been restated to reflect the stock split.

Basic earnings per share for the years ended December 31, 2010, 2009 and 2008 was computed by dividing net income of RMB 90.0 million, RMB 197.7 million and RMB 139.7 million by the weighted average number of 16,159,893, 16,028,152 and 15,970,160  common shares outstanding, respectively.

Diluted earnings per share for the years ended December 31, 2010, 2009 and 2008 was computed by dividing net income of RMB 90.0 million, RMB 197.7 million and RMB 139.7 million by the weighted average number of 16,457,462, 16,269,440 and 16,261,196  common shares outstanding, respectively. The weighted average number of shares includes potentially dilutive common shares, which reflect the dilutive effect of stock options, preferred shares and warrants.  Reconciliation of the denominator is as follows:

	2010	2009	2008
Denominator for basic earnings per share – weighted average shares	16,159,893	16,028,152	15,970,160

Effect of dilutive securities:
Convertible preferred stock		-	6,088
Exercisable stock options	246,770	216,026	251,020
Convertible warrants	50,799	25,262	33,928
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	16,457,462	16,269,440	16,261,196

19.   EQUITY

As of December 31, 2009, 424,940 common shares have been repurchased at an aggregate cost of US$0.8 million, approximately RMB 6.8 million. The Company did not purchase any of its stock in the open market during 2010 and 2009.

The Company issued 4,000, 141,634 and nil shares respectively in 2010, 2009 and 2008 from its treasury shares to the employees who exercised their stock options.

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(b)   Stock option transactions under 1997 stock option plan

No options were exercised by employees during 2008. No options were exercised by directors during 2008 and 2009. During 2009 certain employees exercised stock options to purchase an aggregate of  78,000 shares of the Company’s common stock. The Company received US$138,450 from these exercises.  No options were exercised under this plan during 2010.

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

(d)           Stock Option Transactions Under the 2006 Stock Option Plan

In March, 2007, the Group entered into stock option agreements with certain of its directors and employees, to purchase an aggregate of 54,500 common shares. Options granted are exercisable at the price of US$9.03 per share and expire 5 years from the dated granted. The options are not transferable other than upon death and are exercisable from the date granted.

During 2009, certain current and previous employees exercised stock options to purchase 62,334 common shares. The Company received US$ 228,788 from these exercises.

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

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

In December 2010, a director exercised a stock option to purchase 4,000 common shares. The Company received US$30,720 from this exercise.

In March, 2011, the Company issued stock options to purchase 44,000 common shares. Options granted are exercisable at the price of US$ 10.83 per share and expire 5 years from the date of grant.

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

            (f)        Common Shares Reserved for Options, Warrants and Preferred Stock.

	December 31, 2010	December 31, 2009

Warrants	200,000	200,000
Stock options	454,566	458,566
Preferred stock		-

Total	654,566	658,566

           (g)   Stock Option Valuation

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return.  The weighted-average exercise price for options outstanding as of December 31, 2010 was US$7.02. The weighted-average remaining contractual life of those options is 2.83 years.

The following assumptions were used for calculating fair value of stock options:

	December 31,	December 31,	December 31
	2010	2009	2008
Risk -free interest rate	1.62% to 1.99%	1.37% to 1.62%	1.99% to 2.18%
Average expected term (years)	3	3	3
Dividend yield	1.62%	1.62%	0.96%
Expected volatility	60.64% to 68.65%	68.65% to 75.6%	60.62% to 60.64%

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

The Company’s calculation of expected volatility for the year ended December 31, 2010 was based on the historical volatility of the Company’s stock price. We have adopted the guidance of ASC 718-10-S99-1 for purposes of determining the expected term for stock options. Due to limited historical data to rely upon, we use the “simplified” method in developing an estimate of expected term for stock options per ASC 718-10-S99-1.   The interest rate is based on the  U.S. Treasury yields in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions.

(h)               Option Award Activity

A summary of the Company’s stock option activities, and related information for the years ended December 31, 2010, 2009 and 2008 are as follows:

	2010		2009		2008
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$

Outstanding at beginning of year	458,566	7.03	433,000	5.93	302,500	3.17
Granted	-	-	207,200	7.68	132,500	12.24
Exercised	(4,000)	7.68	(181,634)	4.21	(2,000)	1.77
Cancelled	-				-	-
Forfeited	-				-	-
Outstanding at the end of year	454,566	7.02	458,566	7.03	433,000	5.93
Exercisable at the year end	311,166	6.82	216,266	5.69	319,500	3.67

Weighted average grant-date fair value of options granted during the year	-		US$7.68		US$12.24

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

 A summary of the status of the Company’s nonvested shares for the years ended December 31, 2010, 2009, 2008 are as follows

		Weighted-Average
		Grant-Date
Nonvested Shares	Shares	Fair Value (US$)
Nonvested at January 1, 2008	-
Granted	132,500	12.24
Vested	(19,000)	11.65
Forfeited	-	-
Nonvested at December 31, 2008	113,500	12.34
Granted	207,200	7.68
Vested	(78,400)	12.65
Forfeited	-	-
Nonvested at December 31, 2009	242,300	8.23
Granted	-	-
Vested	(98,900)	10.87
Forfeited	-	-
Nonvested at December 31, 2010	143,400	US$7.96

The Company recognized approximately RMB 1.4 million, RMB 6.2 million and RMB 0.7 million of compensation cost for the years ended December 31, 2010, 2009 and 2008, respectively.  No income tax benefit was recognized for the years ended December 31, 2010, 2009 and 2008. The total intrinsic value of options exercised during the years ended December 31, 2010, 2009 and 2008 was RMB 75,000, RMB 14.9 million and RMB nil  respectively. The total intrinsic value of options outstanding during the year ended December 31, 2010 was RMB 10 million. There were 4,000 shares of options exercised during the year 2010. The total fair value of shares vested during the years ended December 31, 2010, 2009 and 2008 were approximately RMB 5.7 million, RMB 6.4 million and RMB 1.5 million respectively.  Total compensation cost related to nonvested stock options that are not recognized at the end of December 31, 2010 and will be recognized in future years is RMB 1.6 million. The weighted average period of nonvested stock options that is expected to be recognized is 2 years.

The following table summarizes information with respect to options outstanding at December 31, 2010

		Outstanding
Exercise	Options Number	Weighted Average Remaining
Price	Outstanding	Contractual Life (in years)
US$ 1.77	92,000	2.73
US$ 3.67	36,000	3.04
US$ 9.03	32,166	1.19
US$11.65	73,700	2.3
US$15.28	17,500	2.3
US$7.68	203,200	3.1
	454,566	2.83

20.   SUBSEQUENT EVENT

a)    Cash Dividend

On January 29, 2011, the Company declared a cash dividend of US$0.14 per common share for the year 2010.  The Company made the first distribution of US$0.07 per share on February 10, 2011, to shareholders of record on January 26, 2011. The second distribution will be made during the second half of the year.

b)    Acquisition of Guilin Jun Tai Fu

In April of 2011, the Company completed acquisition of Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”) for RMB 15 million (US$ 2.3 million) and assumed debt of RMB 44.2 million (US$ 6.7 million) as a result of the acquisition.  Guilin JTF’s primary asset is a lot of thirty-eight (38) acres of land in Guilin, Guangxi zoned for industrial development.  Guilin JTF is in the process of acquiring an adjacent lot of forty-four (44) acres.  Our acquisition of Guilin JTF is part of our plan to build a large scale manufacturing and R&D facility in the city of Guilin, Guangxi province.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

c)    Acquisition 10%  equity of Hainan Jinpan

In April 2011, Wuhan Jinpan acquired an additional 10% of the equity from Hainan Jinpan for RMB 80 million(US$ 12 million).

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2010.

21.   QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 2010 and 2009 is as follows:

	Quarter
Fiscal 2010	First	Second	Third	Fourth
RMB
Sales	133,671,958	249,751,284	298,620,667	285,030,007
Gross profit	48,806,661	108,883,571	107,038,886	110,753,633
Net income from continuing operations	7,814,318	13,654,774	29,303,304	39,231,711
Net income from discontinued operations
Net income	7,814,318	13,654,774	29,303,304	39,231,711

Earnings per share - Basic	0.48	0.85	1.81	2.42
Earnings per share - Diluted	0.47	0.82	1.79	2.38

	Quarter
Fiscal 2009	First	Second	Third	Fourth
RMB
Sales	221,135,274	279,185,232	299,586,510	284,396,047
Gross profit	79,989,507	129,993,215	130,934,447	117,568,790
Net income from continuing operations	31,943,839	59,305,372	63,873,852	42,601,582
Net income from discontinued operations		-	-	-
Net income	31,943,839	59,305,372	63,873,852	42,601,582

Earnings per share - Basic	2.00	3.70	3.98	2.65
Earnings per share - Diluted	1.99	3.66	3.88	2.62