Form 20-F
period 2011-12-31
JINPAN INTERNATIONAL LTD
filed 2012-04-30
CIK 1053008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

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
Item 17 ☐	Item 18☐

If this is an annual report, indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act).
Yes ☐	No ☒

FORWARD-LOOKING STATEMENTS

All statements made in this Annual Report on Form 20-F other than purely historical information are “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include statements regarding future plans and objectives. These statements may be preceded or followed by or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “continues,” “plans,” “estimates,” “projects” or similar expressions or statements that events “will,” “should,” “could,” “might” or “may” occur. These statements are only our current expectations. These statements appear throughout this Annual Report on Form 20-F, including under “Item 3. Key Information – Risk Factors” and “Item 5 – Operating and Financial Review and Prospects.” They are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Annual Report and other risks, including:

●	our ability to successfully implement our business strategy;

●
the impact of existing and new competitors in the markets in which we compete, including competitors that may offer less expensive products and services, more desirable or innovative products or technological substitutes, or have more extensive resources or better financing;

●	the effects of rapid technological changes and vigorous competition in the markets in which we operate;

●	uncertainties about the future growth in electricity consumption and infrastructure development in the markets in which we operate;

●	other factors or trends affecting the industry generally and our financial condition in particular;

●	the effects of the higher degree of regulation or level of taxation in the markets in which we operate;

●	general economic and political conditions in the countries in which we operate or other countries which have an impact on our business activities or investments;

●	the monetary and interest rate policies of the countries in which we operate;

●	changes in competition and the pricing environments in the countries in which we operate; and

●	changes in exchange rates.

We caution you not to place undue reliance on the forward-looking statements, which speak only as of the date of this Annual Report on Form 20-F. Except as required by law, we are not under any obligation, and expressly disclaim any obligation, to update or alter any forward-looking statements, whether as a result of new information, future events or otherwise.

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and Item 3. Key Information – Risk Factors”.

PART I

Unless specifically referenced, the following entities are collectively referred in this annual report as “we,” “us” or “our”:

(1)	Jinpan International Limited (“Jinpan International”), a British Virgin Islands business company;

(2)	Jinpan International (USA) Limited (“Jinpan USA”), a New York corporation and wholly owned subsidiary of Jinpan International;

(3)	Jinpan Realty Group, LLC (“Jinpan Realty”), a New Jersey limited liability company and wholly owned subsidiary of Jinpan International;

(4)	Jinpan Electric (China) Company Limited (“Jinpan China”), a foreign funded PRC limited liability company and wholly owned subsidiary of Jinpan International;

(5)	Hainan Jinpan Electric Company Limited (“Hainan Jinpan”), a sino-foreign cooperative venture owned by Jinpan International and Wuhan Jinpan Electric Company Ltd.;

(6)	Hainan Jinpan R&D Company Limited (“Hainan Jinpan R&D”). a Chinese enterprise wholly-owned by Hainan Jinpan;

(7)	Wuhan Jinpan Electric Company Limited (“Wuhan Jinpan”), a Chinese enterprise owned by Jinpan China and Hainan Jinpan;

(8)	Shanghai Jinpan Electric (Group) Company Limited (“Shanghai Jinpan”), a Chinese enterprise owned by Jinpan China and Hainan Jinpan;

(9)	Jinpan Electric Group Alternative Energy Equipment (Shanghai) Co. Ltd. (“Jinpan Alternative Energy”), a Chinese enterprise wholly owned by Shanghai Jinpan;

(10)	Jinpan Electric Group Transmission and Distribution Automation Equipment (Shanghai) Co. Ltd. (“Jinpan T&D”), a Chinese enterprise wholly owned by Shanghai Jinpan;

(11)	Shanghai Dong Dian International Trading Co. Ltd. . (“Shanghai Dong Dian”), a Chinese enterprise wholly owned by Shanghai Jinpan; and

(12)	Shanghai Pan-Ding Investment Co. Ltd. (“Shanghai Pan Ding”), a Chinese enterprise wholly owned by Shanghai Jinpan.

(13)	Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”), a Chinese enterprise wholly owned by Hainan Jinpan.

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

We prepare our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The following selected financial data have been derived from our audited consolidated financial statements for each of the years from 2007 to 2011. The selected consolidated statement of income data for the years 2009, 2010, and 2011, and the selected consolidated balance sheet data at December 31, 2010 and 2011, have been derived from our audited consolidated financial statements set forth in “Item 18. Financial Statements.” The selected consolidated statement of income data for the years 2007 and 2008, and the selected consolidated balance sheet data at December 31, 2007, 2008 and 2009, has been derived from our previously published audited consolidated financial statements, which are not included in this report. These selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and are qualified entirely by reference to such consolidated financial statements.

All of the Earnings per share, Number of shares outstanding and Dividends per share below have been adjusted to reflect the two-for-one stock split of our common shares, effective February 6, 2010, as if such forward split had been in effect during the periods indicated.

			Year ended December 31,
	2011	2011	2010	2009	2008	2007
	US$(1)	RMB	RMB	RMB	RMB	RMB
	(In thousands, except per share and share data)
Income Statement Data:
Net sales	218,869	1,414,289	967,074	1,084,303	1,086,875	903,361
Costs of goods sold	(138,579)	(895,473)	(591,591)	(625,817)	(741,887)	(588,941)
Gross profit	80,290	518,816	375,483	458,486	344,988	314,420
Selling and administrative expenses	(54,292)	(350,822)	(273,518)	(245,956)	(185,055)	(173,434)
Income from operations	25,998	167,994	101,965	212,530	159,933	140,986
Interest expense	(1,252)	(8,088)	(2,078)	(1,446)	(8,433)	(3,515)
Non operating income	2,409	15,567	16,431	7,069	11,919	3,124
Income before income taxes	27,155	175,473	116,318	218,153	163,419	140,595
Income taxes	(3,301)	(21,334)	(26,314)	(20,428)	(23,742)	(16,809)
Net income	23,854	154,139	90,004	197,725	139,677	123,786

Earnings per share:
Basic	1.48	9.54	5.56	12.33	8.74	7.76
Diluted	1.45	9.37	5.46	12.15	8.59	7.65
Number of shares outstanding:(2)
Basic	16,163,696	16,163,696	16,159,893	16,028,152	15,970,160	15,953,510
Diluted	16,456,611	16,456,611	16,457,462	16,269,440	16,261,196	16,181,260

Dividends per share	US$ 0.14	RMB 0.90	US$ 0.14	US$ 0.12	US$ 0.12	US$ 0.12

Balance Sheet Data:
Cash and cash equivalents	24,218	152,597	182,300	161,554	105,120	114,565
Total assets	277,362	1,747,632	1,500,633	1,244,298	1,108,283	884,627
Net assets	180,893	1,139,789	1,003,294	928,054	731,282	603,574
Long term liabilities	1,550	9,764	16,458	17,410	1,090	10,766
Equity	180,893	1,139,789	1,003,294	928,054	731,282	603,574

Cash Flows Data
Depreciation	4,301.00	27,791.00	24,449.00	25,512.00	11,725.00	9,615.00
Capital expenditures:(3)	12,994	83,963	56,468.00	54,717.00	132,032.00	51,296.00
Ratio of earnings to fixed charges(4)	4.41%	4.41%	1.76%	0.66%	4.91%	2.44%

(1)
Our assets and liabilities are translated into United States dollars at the period-end exchange rate which is RMB 6.3009 to 1 US dollar as of December 31, 2011. Revenues and expenses are translated into United Stated dollars at weighted average exchange rates which was RMB 6.4618 to 1 US dollar for the period from January1, 2011 to December 31, 2011. Equity transactions are translated using historical rates.

(2)	There are 40,000,000 common shares authorized and 2,000,000 shares of preferred shares authorized as of December 31, 2011.

(3)	Capital expenditures are comprised of the purchase of equipment, payment for construction-in-progress, and acquisition of land use rights.

(4)	Earnings consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expenses and amortization of deferred financing fees.

Exchange Rate Information

As used in this Annual Report, the term “Noon Buying Rate” refers to the rate of exchange for Renminbi Yuan, referred to in the financial statements as “RMB” or “Renminbi” or “Yuan,” expressed in U.S. dollars per Renminbi, using the noon buying rate in The City of New York cable transfers in foreign currencies as certified for customs purposes by the Federal Reserve Bank of New York. Renminbi is the lawful currency of the People’s Republic of China or the PRC. The Noon Buying Rate certified by the New York Federal Reserve Bank for RMB on April 20, 2012  was US$1 = RMB 6.3080

The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for RMB. Amounts are expressed in RMB per US dollar 1.00.

	Noon Buying Rate
Period	Period End	Average(1)	Low	High
	(RMB per US$1.00)
2007	7.2946	7.5906	7.7714	7.2946
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8270	6.8408	6.8226	6.8533
2010	6.6227	6.7696	6.6200	6.8328
2011	6.3009	6.4651	6.2939	6.6364
December 2011	6.3009	6.3297	6.2939	6.3655
January 2012	6.3115	6.3135	6.2940	6.3330
February 2012	6.2919	6.3027	6.2935	6.3120
March 2012	6.2943	6.3145	6.2975	6.3315
April 2012 (through April 20)	6.3080	6.3062	6.2975	6.3150

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

In 2011, revenue derived from the sale of cast resin transformers accounted for 77.6%of our net sales, or RMB 1,097.7 million. We expect a significant portion of our revenue to continue to come from the sale of cast resin transformers. Accordingly, our future operating results will depend on the demand for this product. We cannot assure you that the market will continue to demand our current product or that we will be successful in marketing any new or enhanced products. If our competitors produce new products that are superior to our cast resin transformers in performance or price, demand for our product may decline. A decline in demand for our cast resin transformers as a result of competition, technological change, economic conditions in China, restrictions on our ability to market this product, or other factors would reduce our total revenues and harm our ability to maintain profitability.

Our operating revenues would decline significantly if we lost one or more of our largest customers, which could have a material adverse impact on our business.

A significant portion of our operating revenues are concentrated among our largest customers. Sales to our five largest customers in the aggregate for the fiscal years ended December 31, 2009, 2010 and 2011, accounted 27.0%, and 18.1%, and 27.5% respectively, of our net sales. Sales to our largest customer for those same periods accounted for  17.7%, and 9.1%, and 14.8% respectively, of our net sales. We cannot assure you that any of our principal customers will maintain their volume of business with us or that a similar volume of business will be forthcoming from new or existing customers to replace any lost business. The loss of one or more of these existing principal customers without replacement by a customer of similar volume could have a material adverse effect on our business and financial condition.

We sell most of our reactors to one large original equipment manufacturer, or OEM, and any significant decrease of sales of reactors to this large OEM would have a negative effect on the revenues we receive from the sale of reactors.

In 2011, revenue derived from the sale of reactors accounted for 7.5% of our net sales, or RMB 106.7 million. We sell most of our reactors to one large OEM. This is in contrast to a more diversified customer base for our cast resin transformers. Any significant decrease in the sale of reactors to this large OEM could have a material adverse effect on revenue derived from the sale of reactors. In addition, if we fail to collect accounts receivable from this large OEM, we could be subject to significant financial exposure.

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

Our products are used for the distribution of electricity.  Demand for our products is linked closely to increased demand for electrical power in China. According to the China Electricity Council (“CEC”), China consumed 4.69 trillion KWH of electricity in 2011, up 11.7% over the prior year . While demand for electricity has been strong over the past several years, we cannot assure that demand for electricity will continue to grow at 2011 rates. Any material decline in the consumption of electricity in China is likely to have an adverse impact on our business.

Our products are used by utilities in building electric grids and infrastructure, industrial manufacturing facilities, and commercial and residential buildings.  Demand for our products is affected by the level of investment in fixed assets.  According to the National Bureau of Statistics of China ("NBS"), the completed investment in fixed assets of China in 2011 was 31,102.2 billion Yuan, up by 23.6 percent over the previous year.  While investment in fixed assets in China has experienced strong growth over the past several years, we cannot assure that the level of investment would continue at 2011 rates.  Any material decline in fixed asset investment in China is likely to have an adverse impact on our business.

Our growth may be slowed if there is a decline in investment in wind energy.

We supply power distribution equipment for wind towers.  In 2011, the sale of wind energy products accounted for approximately 16.3% of our revenue or RMB 230.7 million.  The majority of the wind energy products we sold in 2011 were delivered to Europe and North America.    Any material decline of investment in wind energy in the principal markets we serve is likely to have an adverse impact on our business.

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

We registered the trademark “JST” with the Trademark Bureau of the State Administration of Industry and Commerce in China. We believe that much of our success in growing sales and market share is due to our focus on providing high quality products and services. Achieving greater customer recognition of our trademark is also important to our marketing and expansion efforts. However, with regard to our current trademark or any future trademarks, we cannot be sure that any one or all of the following scenarios has not occurred or will not occur, any one of which could have a material adverse effect upon us:

●	we are unable to register other names or service marks that we may consider important;

●	our currently registered trademark or any future registered trademark currently does or will violate the proprietary rights of others;

●	our trademarks are not upheld by the Chinese government or its judicial system if challenged;

●	we are prevented from using our trademarks; or

●
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

We currently hold a license, granted by Schneider Electric (China) Investment Co. Ltd., for the manufacture of circuit breakers. We manufacture low and medium voltage switchgear products under license from Schneider. We hold two licenses, granted by Hitran Corporation, for the manufacture of line reactors with varnish impregnated and dry type insulation used in wind towers. We also hold a license, granted by Siemens Ltd., China to manufacture low voltage switchboard SIVACON 8PT. If our arrangements with these licensors terminate, or expire without renewal, we could be prohibited from manufacturing and selling these products. We may not be able to enter into other license agreements, or enter into such agreements on commercially reasonable terms, to continue to manufacture switchgears and reactors. Furthermore, we may not be able to redesign our product to avoid infringement. Any required modification of our products or development of new products could also harm our business.

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

Our operations and assets in China are subject to significant political uncertainty. Our business, results of operations and financial condition could be adversely affected by policy changes made by the Chinese government to any of the following:

●	laws and regulations, or their interpretation and enforcement thereof,

●	confiscatory or increased taxation,

●	restrictions on currency conversion and currency devaluations,

●	imports, import duties, and sources of supply, or

●	the expropriation of private enterprise.

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

Our economic development in China may also be limited by the following:

●	governmental imposition of restrictive measures intended to reduce inflation, increase taxes, or reform unprofitable state-owned enterprises,

●	the inadequate development of China’s infrastructure,

●	the unavailability of adequate power, water supplies, raw materials, and parts, and

●	limited transportation and communications capabilities.

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

Moreover, because certain directors and officers are non-residents of the United States, it may be difficult for investors to affect service of process upon these non-residents in the United States or to enforce United States judgments against them in China’s courts. There is uncertainty as to whether China’s courts would enforce:

●	Judgments of U.S. courts obtained against us or these non-resident directors and officers based on the civil liability provisions of the securities laws of the United States or any state; or

●	In original actions brought in the People’s Republic of China, liabilities against us or these non-resident directors and officers predicated upon the securities laws of the United States or any state.

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

Although we sell products to customers based principally in China, we are doing business in the U.S. and seek to do business in other countries as well. In the future, our international operations and sales may be affected by the following risks, which may adversely affect Chinese companies doing business internationally:

●	political and economic risks, including political instability,

●	currency controls and exchange rate fluctuations,

●	changes in import/export regulations, tariff and freight rates, and

●	various forms of protectionist trade legislation that currently exist or have been proposed in some foreign countries.

The Renminbi may experience volatility in its exchange rates to certain foreign currencies that could result in foreign currency exchange risks and may adversely affect our financial performance.

We receive most of our revenues in Renminbi. The Chinese government imposes control over our foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign imports. The Renminbi is not freely convertible into foreign currencies. The Renminbi exchange rate to some other currencies can also be volatile. Yet, we are required to meet foreign currency obligations such as for future purchases of certain equipment and raw materials from Europe. As a result, we face two risks: first, where our revenues, assets, and declared dividends are translated into other currencies, the translated values may reflect volatility due to exchange rates; and second, we may face higher than anticipated costs for purchases that are required to be made in other currencies.

Since 1996, Renminbi has become fully convertible into foreign currency for payments relating to all “current account transactions,” which include, among other things, dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Foreign currency, which is required for current account transactions, can be bought freely at authorized Chinese banks, so long as the procedural requirements prescribed by law are met. Our PRC subsidiaries may retain foreign exchange in their respective current account bank accounts, subject to a maximum limit set by State Administration of Foreign Exchange (“SAFE”), or its local counterpart, for use in payment of international current account transactions. However, conversion of Renminbi into foreign currencies, and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. (For more details on SAFE restrictions concerning loans or capital contributions to our subsidiaries, see the risk factor below, “Chinese regulation of loans and direct investment by offshore holding companies to or in PRC entities may delay or prevent us from making loans or capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”) At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks. The foreign exchange earnings may be reserved by Chinese companies or sold to authorized Chinese banks, however, both of which shall be subject to relevant approval of SAFE, unless it is otherwise provided by the state.

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

In recent years, the Chinese economy has experienced periods of rapid expansion and high rates of inflation. These factors have led the Chinese government to adopt, from time-to-time, various corrective measures to restrict the availability of credit or to regulate growth and contain inflation. The NBS reported that the general level of consumer prices in China in 2011 increased by 5.4% over 2010.  To control inflation, the Chinese government may raise interest rates, impose controls on credit and/or prices, or take other actions which could inhibit economy activity in China and adversely affect the market for our products.

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

Presently, the corporate income tax rate for companies operating in China is 25%. Prior to January 1, 2008, China imposed an income tax of 33% on domestic companies and 15% on foreign companies operating in China. China offered the preferential tax treatment to foreign companies to attract foreign investment into China. Effective January 1, 2008, a uniform corporate tax rate of 25% is applicable to both domestic and foreign funded companies. Under this new EIT law, the Chinese government may offer preferential tax treatment and tax incentives to qualified high-tech companies to attract investment in China. Presently, Hainan Jinpan received  preferential tax treatment. However, Hainan Jinpan may be subject to increased tax rate if such policies do not continue which could adversely affect our profitability.In addition, under the new EIT law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. Currently, no official interpretation or application of this new “resident enterprise” classification is available. Therefore it is unclear how tax authorities will determine tax residency based on the facts of each case. If the tax authorities determine that we, as a British Virgin Islands holding company, are a “resident enterprise” for EIT purposes, a number of unfavorable tax consequences could follow, including we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as EIT reporting obligations. It is also possible that the rules regarding “resident enterprise” classification may change in the future and possibly be retroactively applied.

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

Certain debt instruments may restrict our ability, or the ability of our subsidiaries, to pay dividends or make other distributions to us.   Hainan Jinpan’s credit facility with Bank of China prohibits it from paying dividends or to make other distributions to its shareholders if in the relevant fiscal year –

(i)	the net income after tax is zero or negative;

(ii)	the net income after tax is insufficient to cover accumulated losses in prior fiscal years;

(iii)	the principal, interest, and other fees due in the fiscal year has not been paid from net income before tax; and

(iv)	net income before tax is insufficient to make the next payment of principal, interest, and other fees.

Other restrictions include relevant PRC laws and regulations which permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserves. These reserves are not distributable as dividends until the accumulated amount of such reserves has exceeded 50% of its registered capital. In addition, each of our PRC subsidiaries, before distribution of its dividends, is required to provide for a statutory reserve fund  and to set aside at least 10% (up to an aggregate amount equal to half of its registered capital) of its after-tax profits each year at the discretion of its board of directors. In addition, applicable Chinese laws and regulations require that before a Sino-foreign cooperative joint venture enterprise, such as Hainan Jinpan, distributes profits to its joint venture partners, in our case Jinpan International and Wuhan Jinpan, it must first satisfy all of its tax liabilities, provide for any losses still unpaid from previous years, and make allocations, in the proportions as required by Chinese laws to certain statutory reserve funds.

The PCAOB does not have access to the work of the Company’s independent auditors in China.

As a public company, our independent auditor is required by law to undergo regular Public Company Accounting Oversight Board (PCAOB) inspections to assess its compliance with U.S. law and professional standards in connection with its audits of financial statements filed with the SEC. The PCAOB, however, is currently unable to inspect the audit work and practices of auditors in China. As a result of this obstacle, investors in U.S. markets who rely on your auditor’s audit reports are deprived of the benefits of PCAOB inspections of auditors.

Risks Relating to Our Common Shares

We may experience volatility in our share price, which could negatively affect your investment, and you may not be able to resell your shares at or above the price you paid for them.

The market price of our common shares may fluctuate significantly in response to a number of factors, some of which are beyond our control, including:

●	quarterly variations in operating results;

●	changes in financial estimates by securities analysts;

●	changes in market valuations of other similar companies;

●	announcements by us or our competitors of new products or of significant technical innovations, contracts, acquisitions, strategic partnerships or joint ventures;

●	additions or departures of key personnel;

●	any deviations in net sales or in losses from levels expected by securities analysts; and

●	future sales of common shares.

In addition, the stock market has recently experienced volatility due to political and economic events that has often been unrelated to the performance of particular companies. These market fluctuations may cause our share price to fall regardless of our performance.

The price of our common shares may be adversely affected by negative market sentiments about U.S. traded China based companies.

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

As of April 15 2012, we had 16,395,456 common shares outstanding. In addition, 566,400 common shares were subject to outstanding options granted under our stock option plan, of which 466,400 shares have vested.

All of the common shares held by our affiliates are restricted or control securities eligible for resale under Rule 144 promulgated under the Securities Act of 1933. Common shares issuable upon exercise of the stock options have been registered under the Securities Act. Sales of common shares under Rule 144 or another exemption under the Securities Act or pursuant to a registration statement could have a material adverse effect on the price of our common shares and could impair our ability to raise additional capital through the sale of equity securities.

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

We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, generally, U.S. investors who owned our common shares during any taxable year in which we are deemed a PFIC, are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our common shares during the current taxable year of 2012 or any subsequent taxable year if we are treated as a PFIC for that taxable year.

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

Item 4.          Information on the Company

A.        History and Development

Jinpan International Limited was incorporated in the British Virgin Islands on April 3, 1997 under the International Business Act of the British Virgin Islands. We are primarily engaged in the design and manufacture of cast resin transformers, switchgears, unit substations, VPI reactors and transformers and other power control and distribution products. Our headquarters are located at 168 Nanhai Avenue (Building 7), Haikou Free Trade Zone, Haikou, Hainan , China, and our telephone number is (86) 898-6681-1301. Our subsidiary, Jinpan USA, has administrative offices located at 390 Veterans Boulevard, Carlstadt, New Jersey 07072 and the telephone number is (201) 460 8778.  Our website is www.jstusa.net.

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

In 2008, we invested RMB 65.4 million (US$9.6 million) to purchase 71,000 square meters of land and buildings in Shanghai to serve as the site for our third manufacturing facility. We financed the acquisition using RMB 25.4 million (US$ 3.8 million) of our available cash and RMB 40.0 million (US$ 5.8 million) from secured loan facilities.  We paid back all our bank loans related to the acquisition of the Shanghai facility by the end of 2009. Construction of the Shanghai facility proceeded in tandem with our need for additional manufacturing capacity. From fourth quarter of 2008 to the end of 2011, we spent RMB 130.2 million to renovate, construct, and equip the Shanghai facility for the manufacture of  VPI transformers and reactors and gas insulated switchgears and to build workers dormitories on site. For 2012, we expect capital expenditure of RMB 34.4 million for Shanghai.

In the second quarter of 2011, we completed acquisition of Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”) for RMB 15 million (US$ 2.3 million) and assumed debt of RMB 44.2 million (US$ 6.7 million) as a result of the acquisition.  Guilin JTF’s primary asset is a lot of thirty-eight (38) acres of land in Guilin, Guangxi zoned for industrial development.  Guilin JTF is in the process of obtaining local government approval to purchase an adjacent lot of forty-four (44) acres.   To date, we have not secured the requisite government approval to acquire this adjacent lot.   Our acquisition of Guilin JTF is part of our plan to build a large scale manufacturing and R&D facility in the city of Guilin, Guangxi province.  We plan to gradually build the Guilin facility based on the need for additional manufacturing facility to execute our business plan.     In the first quarter of 2012, we began construction of factory buildings for the large scale manufacture of cast resin transformers.  We expect to complete the construction of the factory buildings by the end of 2012 and to install manufacturing equipment in the first quarter of 2013.  We expect to begin manufacturing cast resin transformers in Guilin in the first half of 2013 and to gradually ramp up production through the 2013 and 2014.  When completed and fully utilized, we believe the factory can support up to 12 million KVA of cast resin transformer manufacturing capacity.    For 2012, we budget capital expenditure of RMB 222.2million of the construction of the Guilin facility and the procurement of manufacturing equipment.

B.        Business Overview

General overview

We design, manufacture and market equipment for the distribution of electricity.  Our founders developed one of the first cast resin transformers in China in the early 1980’s.  In 1993, our founders established a company that has since become a leading manufacturer of cast resin transformers in China based on a reputation for quality, safety, efficiency, and good customer service.

We manufacture medium voltage cast resin transformers for a variety of end uses and applications, including large industrial, infrastructure and municipal projects such as factories, real estate developments, airports and subway systems. Our cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. We manufacture a range of cast resin transformers distinguished by application and power transforming capabilities.  We also have the capability to manufacture customized products designed to meet the customer’s specific needs. We measure production capacity for our transformer products in kilovolt amperes (“KVA”).

 In addition to cast resin transformers, we also manufacture switchgears, VPI (Vacuum Pressure Impregnated) reactors and transformers, and unit substations.  Switchgears control the flow of electricity to and from electrical equipment.  We manufacture both conventional and high end gas insulated switchgears.  VPI reactors are components of inverters and converters.  They limit currents, filter waveforms and attenuate electric noise and harmonics to help balance current and voltage output.  We produce VPI reactors for both wind and solar applications.   VPI transformers raise and lower voltage.  We manufacture VPI transformers that serve as stand-alone units for power distribution and also as component for inverters and converters.  We also manufacture variable frequency variable wattage VPI transformers customized for industrial applications.  Unit substations are integrated products are integrated assemblies comprised of  high voltage switchgear, a transformer, a low voltage switchgear, a power meter and a power factor compensation device all interconnected with cables or buss bars.  Our unit substations transform high voltage electricity to lower voltages that feed into distribution transformers, which then lowers the electric voltage to levels suitable for consumer applications.  We measure our production capacity for switchgears, reactors, and unit substations in units produced.

In the past eight years, we have steadily increased sales of power distribution equipment for wind energy.  Our portfolio of wind energy products in 2011 comprised of cast resin transformers for 2.5MW wind towers and VPI reactors for both 1.5MW and 2.5MW wind towers.  Cast resin transformers and VPI reactors for wind applications are manufactured at our Haikou and Shanghai facilities respectively. We entered the wind equipment market  in  2004 when we first began to supply VPI reactors for 1.5MW wind towers to an OEM customer. In 2006, we began to supply both reactors and cast resin transformers for 2.5MW wind towers to the same OEM customer. Revenue from sales of wind energy products grew concurrently with our product offerings.  Revenue from the sale of wind energy products reached RMB  230.7 million in 2011.     Our top market for our wind energy products are North America followed by Europe.  Most of our wind energy products are sold to one OEM customer.   Given the large potential market for wind energy products worldwide, and particularly in China, we are actively working to diversify the OEM customer base for our wind energy products and to establish new sales channels to address markets in China and abroad.

Business Strategy

We resumed our historical growth trajectory in 2011 after overcoming market challenges that depressed our performance in 2010.  In 2011, our annual sales revenue reached US$ 218.9 million and net income reached US$ 23.9 million, each increasing by 46.2% and 71.3% respectively over 2010 figures.

In 2010, we faced a challenging market environment due to declines in transformer prices in China, brought on by increased competition enabled by historically low raw material prices, and a decline in international orders from Europe.  We successfully responded to these challenges by leveraging our engineering capabilities to increase our sale of   customized cast resin transformers, where we face significantly less competition than in the market for standard products.      In 2011, we also achieved greater geographic diversification in our exports.  For the first time, we exported more products to the U.S. than to Europe.  Total export sales in 2011 reached US$ 26.3 million with sales of U.S. at US$ 19.4 million followed by sales to Europe at US$ 6.9 million.

Key elements of our business strategy include but are not limited to the following:

Continue to focus on China’s growing electric infrastructure market. China remained our largest market in 2011.  Sales in China of RMB 1,244.3 million (US$ 192.6 million) accounted for 88.0% of our total sales revenue of RMB 1,414.3 million (US$ 218.9 million) in 2011.  We believe that macro trends in China fueled demand for power distribution equipment.  According to the NBS, China’s gross domestic product in 2011 was 47,156.4 billion Yuan, up by 9.2% over the prior year, and completed investment in fixed assets of the country in 2011 was 31,102.2 billion Yuan, up by 23.6 percent over the previous year.  According to the China Electricity Council (“CEC”), China consumed 4.69 trillion KWH of electricity in 2011, up 11.7% over the prior year period.

We believe that macroeconomic conditions in China - fast economic growth, increase in fixed asset investment, rising electricity consumption– will continue to drive demand for electricity distribution equipment and provide us with opportunities for growth.  As a leading manufacturer of cast resin transformers in China, we are well positioned to capitalize on this growth and will continue to focus on supplying China’s growing electric infrastructure market.

Invest in new, state-of-the-art facilities to increase our manufacturing capacity and efficiency. We believe that investing in new, state-of-the art manufacturing facilities enables us to manufacture efficiently on a large scale, reduce the cost of inputs, and compete aggressively in the market place.   Since 2006, we have gradually expanded our manufacturing capacity to meet anticipated market demand and to execute our business strategy.

In 2011, we completed the construction of our Shanghai facility, the manufacturing center for our VPI transformers and reactors and gas insulated switchgears.  In the second half of 2011, we leased additional factory space and added equipment to increase the manufacturing capacity of our Haikou facility.  This expansion at our Haikou facility added 3 million KVA of cast resin manufacturing capacity, bringing our total cast resin manufacturing to approximately 14 million KVA by the end of 2011.     In April 2011, we procured 38 acres of land in the city of Guilin, Guangxi province for the development of a new large scale manufacturing facility.  In the first quarter of 2012, we began construction of a factory for the large scale manufacture of cast resin transformers.  We expect to complete the construction of the factory buildings by the end of 2012, install equipment in the first quarter of 2013, and begin production in the first half of 2013. We expect to gradually ramp up production at the Guilin facility through  2013 and 2014.  When completed and fully utilized, we believe the factory can support up to 12 million KVA of cast resin transformer manufacturing capacity

Promote and develop high-margin products for new markets. We continue to invest in R&D to expand the application of our cast resin transformers and our portfolio of related power distribution equipment.  Our total R&D spending in 2011 reached US$ 10.1 million, representing 4.6% of gross revenue.  Our R&D strategy yielded significant benefits in the past year.  A case in point is the sale of cast resin transformers custom developed for polysilicon manufacturing plants.  We invested in the development of these transformers in 2009.  In 2010 and 2011, sales of cast resin transformers for polysilicon application reached US$ 3.6 million and US$ 20.1 million respectively.   Not all our R&D efforts yield immediate success.  Sales of gas insulated switchgears we developed in 2009 and 2010 proceeded at a slower pace than anticipated.    Nevertheless, we believe that China’s market for gas insulated switchgears is promising.  As a new entrant into this market, we are steadfast and patient in implementing our strategy of expanding our product line and building a good track record as a supplier of high quality gas insulated switchgears.   In 2011, we added 40.5KV Ring Main Units (RMU) to our product line of 12KV and 24 KV RMU gas insulated switchgears.  Over the coming two years, we plan to introduce to market 40.5KV RMUs and Cubicle Type Gas Insulated Switchgears (C-GIS) for various voltage levels.

Leverage our relationships with major OEM customers to expand our global reach. We continue efforts to expand our OEM customer base.  By integrating ourselves into the global supply chain of major OEMs, we can leverage the superior market reach of these OEMs to reach a broader international market for power distribution equipment of conventional and wind power applications.    Currently, we are qualified as suppliers to three  international OEM customers.  Up to 2009, we had only one OEM customer that accounted for the bulk of our export sales.  In 2010, we successfully qualified as suppliers to two major international OEM customers based in Europe.  In 2011, we submitted prototype cast resin transformers designed for use in offshore wind towers to independent laboratories in Europe for testing as per the qualification requirements for one European OEM that specialize in the development of wind turbines.  We expected to complete qualification by the end of 2011.  However, the qualification has been delayed due to technical problems encountered during testing.  We are in the process of resolving these issues and expect to complete the qualification with this OEM in the latter half of 2012.

Products

Cast Resin Transformers

Transformers are electric equipment that changes the voltage and the current of electricity to facilitate its efficient transmission and distribution.  Transformers are commonly used at power generation facilities to increase voltage and to decrease current in order to transport electric energy across transmission lines. When the electricity reaches the end user, transformers are used to reduce voltage and to increase current to make the electricity suitable for general use.  The process of transforming voltage results in energy loss that is released in the form of heat and therefore transformers must contain effective cooling systems.  Transformers are differentiated by their cooling systems (this is one of several ways that the transformer industry classifies its products). Dry type transformers dissipate heat directly into the ambient air.  Liquid cooled transformers (e.g. oil filled transformers) dissipate heat into liquid mediums.

The cast resin transformer is a dry type transformer first developed in Germany in the 1960s as an alternative to oil-filled transformers.  In contrast to an oil filled transformer, which immerse coils in oil to absorb and disperse heat, the coils of a cast resin transformer are coated with epoxy resin, which is able to withstand temperatures as high as 188 degree Celsius.  Heat passes through the epoxy and dissipates into the surrounding air.  The cast resin transformer does not compete with oil filled transformers in all applications.  Most step up transformers at power plants that increase the voltage to hundreds of thousands of volts are oil filled transformers, because at such high voltages the amount of heat generated is more efficiently dissipated through a liquid medium.   However, many step down transformers located in the electricity distribution network and at the end user’s site are dry type transformers.  Certain wind and solar farms also use dry type transformers to step up electricity for transmission.  The cast resin transformer has several advantages over the oil filled transformer, including greater efficiency, less maintenance requirements, greater fire resistance, and more environmentally friendly (the lack of cooling liquids eliminates the possibility of oil leaks).  While oil-filled transformers are still widely used in China and throughout the world, we believe cast resin transformers are  increasingly in popularity because of  these advantages.

In a cast resin transformer, the dry epoxy resin coating the transformer coils serve as the insulation medium between coils. To ensure effective insulation, appropriate precautions must be maintained to ensure that any moisture or condensation has been removed when the epoxy resin is cast.  Our cast resin transformers use four main types of insulation systems.  The insulation systems used are: 155 degree Celsius Class “F” per IEC60076 (International Electrotechnical Commission) and 180 degree Celsius Class “H” for the Chinese market and 150 and 185 degree Celsius per ANSI (American National Standard Institute), IEEE (Institute of Electrical and Electronics Engineers), and NEMA (National Electrical Manufacturers Associations) standards for the U.S. and North American markets.

We manufacture cast resin transformers for a wide range of infrastructural and industrial applications, including –

●
Cast resin dry type distribution (dual voltage) transformers, which are used in a wide range of infrastructural, commercial, and residential developments to step down the voltage of electricity from the electric grid to lower levels;

●	Cast resin dry type power transformers, which are used in the electric grid to convert voltages;

●	Cast resin dry type excitation rectifier transformers, which are used in power plants to deliver power to the excitation systems for electric generators;

●	Cast resin dry type traction rectifier transformers, which are used in subways and light rail systems to deliver power to rail electrification systems;

●	Cast resin dry type transformers for variable frequency drives, which are used in wide range of industrial applications to deliver power to drive electric motors;

●	Cast resin dry type transformers for marine applications, which are used on board ships or off shore platforms;

●
Cast resin dry type transformers for wind applications, which are used in wind farms (either in or outside the tower) to step up voltage of the electricity generated for transmission in medium voltage electric grids;

●	Cast resin dry type transformers for solar applications, which are used in solar farms to step up voltage of the electricity generated for transmission to medium voltage;

●	Cast resin dry type transformers for Polycrystalline Silicon Reduction Furnace, which are used by manufacturers to deliver power to polycrystalline manufacturing facilities;

●
Cast resin dry type isolation transformers, which provide galvanic isolation to transfer power between two circuits not connected together and to protect against electric shock and suppress electric noise in sensitive devices; and

●
Cast resin dry type transformers with amorphous alloy core, which are energy efficient and used in a wide infrastructural, commercial, and residential to step down voltage of electricity from the electric grid to lower levels.

VPI Transformers and Reactors

The VPI (Vacuum Pressure Impregnated) transformer is one of two popular types of  dry type transformers (the other being the cast resin dry type transformer).   In contrast with the cast resin dry type transformer, the coils of the VPI transformer are coated with varnish (comprised primarily of polyester resin) instead of epoxy resin.  The varnish coating serves as an insulation medium.  VPI transformers are manufactured using a process that applies varnish coating to the coils in interchanging cycles of pressure and vacuum.  The coils are then cured in an oven.  This manufacturing process allows for better penetration of the varnish into the coils.

The VPI reactor does not change electric voltage.  It is an inductor.  In an AC circuit, an inductor has the characteristic of storing energy in a magnetic field and is reluctant to a change in current.  In a DC circuit, an inductor  limits the rate of change of current in a circuit.  The VPI reactor is used to filter waveforms and attenuate electric noise and harmonics to help balance current and voltage output in an electrical circuit.  It is manufactured using a process similar to that used to produce VPI transformers.

We have the engineering capability to design and manufacture VPI transformers and reactors that suit our customers’ specific needs. Presently, we manufacture VPI transformers and reactors customized for a range of infrastructural and industrial applications, including VPI transformers that supply electricity to wind power converters, photo voltaic inverters, uninterrupted power supplies, variable frequency control drives, traction rectifier systems, and for ship board use.  Our VPI transformers and reactors are characterized by class H insulation, low loss levels, strong overload handling capacity, low flammability, low noise levels, compact size, and easy installation.

Switchgears

The switchgear is an electric equipment comprised of a combination of electrical disconnect switches, fuses, or circuit breakers.  Through the control of the flow of electricity, the switchgear protects, and isolates electrical equipment.  The switchgear is used to de-energize equipment to allow maintenance work to be performed safely and to clear faults in the grid downstream.   Consequently, the switchgear is an important piece of equipment, because it is directly linked to the reliability of the electricity supply.

We offer a range of switchgear products for general power distribution and for specialized infrastructural and industrial applications.   We manufacture high and low voltage switchgears, both conventional and gas insulated.  We manufacture switchgears using our designs and also using designs licensed from Schneider Electric. Because each transformer is paired with both a high voltage and low voltage switchgear, we can offer a packaged solution to our customers.

Unit Substations

The unit substation is a compact, fully enclosed transformer substation.  It is integrated assembly comprised of a high voltage switchgear, a transformer, a low voltage switchgear, a power meter and a compensation device, all interconnected with cables or buss bars and housed in weather proof enclosure. We supply unit substations suitable for a range of infrastructural and industrial applications where the transformer is installed outdoors and exposed to the elements.

Net sales by Products and Geographic Market

Our net sales by product for the years ended December 31, 2011, 2010, and 2009 is as follows:

	Year Ended December 31,
	2011	2010	2009
	(U.S. Dollars in thousands)
Cast Resin Transformers	169,879	110,025	128,853
Switchgears and Unit substations	32,470	23,294	15,659
Line Reactors	16,520	10,488	14,367
Total	218,869	143,807	158,879

Our Wind products are classified within cast resin transformers and line reactors.

Our net sales by geographic market is as follows:

	2011	2011	2010	2009
	US$	RMB	RMB	RMB
	(In thousands)
Net Sales
United States	19,378	125,221	48,183	67,679
Europe	6,928	44,768	28,607	94,241
PRC	192,563	1,244,300	890,284	922,383
Total	218,869	1,414,289	967,074	1,084,303

Background information relating to the electric transformer industry in China

Growth Drivers

We believe that the demand for electricity distribution in China is driven by two macro trends – the growth in electricity consumption and infrastructure developments – resulting from China’s industrialization and urbanization.  China’s economic growth underlies both of these growth drivers.

The Chinese economy continued to expand  in 2011, despite GDP growth receding from double digit figures.  According to the NBS, China’s gross domestic product in 2011 was 47, 156.4 billion Yuan, up by 9.2% over the prior year.  Of this total, the value added of the primary industry was 4,771.2 billion Yuan, up by 4.5 percent over the prior year, that of the secondary industry was 22,059.2 billion Yuan, up by 10.6 percent over the prior year and the tertiary industry was 20,326.0 billion Yuan, up by 8.9 percent over the prior year.  Growth in the secondary (industrial) sector and tertiary (service) sector tend to correlate with increase in electricity consumption and infrastructure spending. We expect China’s economy to perform well in 2012, but we expect the rate of GDP growth to be moderate due to the lingering effect of the government’s economic tightening measures and a challenging external economic environment. Electricity consumption in China continued to grow in 2011.  According to the CEC, China consumed 4.69 trillion KWH of electricity in 2011, up 11.7% over the prior year period.  Electricity consumption on per capita basis reached 3,483 KWH, up by 351 KWH, over the prior year period, and exceeded the world average.  The CEC reported that demand for electricity grew across all industrial sectors in 2011. Electricity consumption by the primary, secondary, and tertiary sectors increased over the prior year period by 3.9%, 11.9%, and 13.5% respectively.  Residential consumption of electricity increased over the prior year by 10.8%.    The CEC predicts that electricity consumption in China will grow at rate of 8.5% to 10.5% in 2012 reaching approximately 5.14trillion KWH.

China continued a high level of investment in fixed assets in 2011.  According to the NBS, the completed investment in fixed assets of the country in 2011 was 31,102.2 billion Yuan, up by 23.6 percent over the previous year.  The real growth was 15.9 percent after deducting the price factors.  Of the total investment, the investment in fixed assets (excluding rural households) was 30,193.3 billion Yuan, up by 23.8 percent; and the investment in rural households reached 908.9 billion Yuan, up by 15.3 percent.  In the investment in fixed assets (excluding rural households), the investment in the primary industry was 679.2 billion Yuan, up by 25.0 percent; that in the secondary industry was 13,226.3 billion Yuan, up by 27.3 percent; and that in the tertiary industry was 16,287.7 billion Yuan, up by 21.1 percent. In 2011, the investment in real estate development was 6,174.0 billion Yuan, up by 27.9 percent.  Given that China is still undergoing a process of urbanization and industrialization, we believe that growth in fixed assets investment will continue in 2012.

Growth in Electric Generation and Distribution Capacity

We believe that growth in electricity generation and transmission capacity leads to downstream investments in distribution capacity, because power generated and transmitted need to reach end users in usable lower voltages.   The majority of the electrical equipment we manufacture are under 35KV.    Consequently, we benefit from China’s investment in power generation and transmission capacity.

China continued adding to its power generating capacity in 2011.  According to the CEC, China’s total power generating capacity reached 1.056 trillion KW, an increase of 9.2% over the prior year, China added 90.41 million KW of power generation capacity in 2011 marking the sixth consecutive year that annual growth in power generation capacity exceeded 90 million KW.  China continued to expand its power transmission capacity.  According to the CEC, in 2011, the cumulative length of line circuits, that are 220KV and above, and public power transforming capacity reached 480,000 kilometers and 2.2 billion KVA respectively, and 7.9% and 10.5% increase over 2010.

Cast Resin Dry Type Transformer Industry

Transformers change the voltage of electricity through electromagnetic induction.  Some energy is lost in this voltage transformation process and dissipated as heat.  Insulation materials covering a transformer’s induction coils are rated to withstand certain temperatures.  Pro-longed exposure of the insulation materials to heat in excess of its temperature rating can degrade the material, leading to short circuits and fires.   Modern transformers are designed with cooling systems to dissipate the heat produced by the transformer.  Dry type transformers uses air, rather than a liquid medium (usually oil), to dissipate heat generated by the induction coils during the transformer’s operations.

Dry type transformers are used in a wide range of applications that requires transformers that are highly reliable, flame resistant, low maintenance, and non-polluting, including but not limited to:

●
urban infrastructure with high standards for fire safety, including high rises, high concentration residential area, underground infrastructure, transportation hubs (e.g. airport and subway stations), government buildings, and commercial centers;

●	power plants (both transformers that distribute electricity for use in power plants and excitation transformers for electric generators);

●	mining, chemical, and metallurgical works (e.g. rectifier transformer and metallurgy transformers); and

●	rail (traction power transformers).

The two main categories of dry type transformers that currently dominate the market are cast resin and open ventilated dry type transformers.  Cast resin dry type transformers are predominant in Europe, Japan, and newly developed markets in Asia, including China.  Open ventilated dry type transformers are widely used in North America. Since the sale of cast resin dry type transformers comprise of more than three quarters of our total sales and most of our sales are in China, the present discussion focus on China’s cast resin dry type transformer industry.

The world’s first cast resin dry type transformer was developed in Germany in 1964.  It was introduced to the Chinese market in the 1980s.  Because China imported much of its dry type transformer manufacturing technology from Europe, the cast resin dry type transformer became the predominant type of dry type transformer in the country’s market.  According to a report published by the market research firm China Industry Research Net titled “Cast Resin Transformer Market Analysis and Trends 2012-2017” (the “CIR Report”),  95% of the dry type transformers manufactured in China are cast resin dry type transformers.  China’s production of cast resin dry type transformers has grown at a fast pace.   According to the CIR Report, the total industry output of China’s dry type cast resin transformer industry reached RMB 7.169 billion, an increase of 28.9% over 2010.   According to the CIR Report, total industry output value from 2006-2011is as follows:

Year	Industry Output Value	Growth Rate
2011	RMB 7.169 billion	28.9%
2010	RMB 5.560 billion	22.8%
2009	RMB 4.527 billion	17.6%
2008	RMB 3.848 billion	25.9%
2007	RMB 3.056 billion	18.4%
2006	RMB 2.581 billion	20.2%

China’s demand for cast resin dry type transformers has also grown at a fast clip albeit slower than production growth.   According to the CIR Report, China’s demand for cast resin dry type transformers in 2011 reached RMB 5.563 billion, an increase of 16.4% over 2010.  According to the CIR Report, China’s demand for cast resin dry type transformers from 2006 to 2011 is as follows:

Year	Demand	Growth Rate
2011	RMB 5.563 billion	16.4%
2010	RMB 4.778 billion	15.0%
2009	RMB 4.155 billion	14.7%
2008	RMB 3.621 billion	10.8%
2007	RMB 3.267 billion	19.4%
2006	RMB 2.736 billion	12.1%

China’s dry type transformer market remained very competitive in 2011.  Low raw materials prices has drawn smaller manufacturers into the market.  These smaller, new entrant has added capacity to the market and increase price competition.  Price competition remained intense at the lower end of the market for standard distribution transformers.   However, both demand and price for high end custom transformers remain robust and healthy. The high end transformer market is accessible to a handful of large high quality manufacturers , because of the engineering and manufacturing resources required to custom design and produce high quality transformers for demanding industrial and power applications.  As a leading manufacturer of cast resin transformers in China, we successfully expanded our sales and net income in 2011 by concentrating on the high end of the cast resin transformer market and by diversifying our product portfolio to other high end power distribution equipment such as switchgears and custom VPI transformers and reactors.

How our cast resin transformers are manufactured

The essential components of our cast resin transformers are their coils and cores.  Under our current manufacturing process, we use coil winding machines to wind copper or aluminum wire or foils into high and low voltage coils.    Our coils are insulated with fiber glass mats or quartz powder and are then cast with an epoxy resin in an automated vacuum casting machine to provide further insulation. The vacuum casting machine then removes all moisture and condensation between the coil and the resin coating. We implement such procedures to ensure that our coils are properly insulated for safety. We use the materials described above so that none of our windings crack when heat is produced in the transformer since the expansion coefficient of copper or aluminum coil is similar to the expansion coefficient of epoxy resin and fiber glass.

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

How Our VPI Transformers and Reactors Are Manufactured

Our VPI transformers and reactors use high temperature polyester varnish as insulation.  We use a manufacturing process known as vacuum pressure impregnation.  Once our VPI transformers and reactors are assembled, we place the assembly in a special container and submerse it in varnish under vacuum conditions and the cure it in an oven.  The resulting product is protected from moisture and dirt.  Our VPI transformers and reactors are smaller in size in terms of both dimensions and capacity than our cast resin dry type transformers.  We manufacture VPI transformers and reactor for a range of specialized applications, including for the distribution of wind and solar power and for use with variable frequency drives.

How Our Switchgear Products Are Manufactured

We manufacture a range of medium and low voltage switchgear products for the China market. We fabricate sheet metal to manufacture switchgear enclosures, power coat the enclosure, and assemble switchgears using high quality components from brand name suppliers such as ABB and Schneider.  We strictly implement ISO 9000 to ensure manufacture of high quality products.

We recognized that switchgears are highly customized products.  Recognizing that providing solutions and quality service to customers is key to our success, we assembled to a team of seasoned engineers.  Our engineers work with customers to provide custom designed solutions and after sales support from installation to operations.  We design our switchgear products and also license designs from high quality suppliers such as Schneider Electric and Siemens.

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

The price of epoxy resin remained relatively stable in 2011.  Silicon steel prices remained stable but at low levels, the price of copper rose slightly and aluminum decreased slightly.  In 2011,  the price of silicon steel, copper, and aluminum averaged RMB 17,000 per ton, RMB 65,000 per ton, and RMB 17,000 per ton respectively, compared to average price of RMB 18,700 per ton, RMB 58,000 per ton, and RMB 18,500 per ton respectively in 2010.   Prices of all three metals trended up in the first quarter of 2012.  We expect the prices of these raw materials to remain stable in 2012, due to a gradual economic slowdown in China and slow economic recovery in the U.S. and Europe.

Other raw materials required to produce our products include glass fiber and quartz powder. We purchase our glass fiber and quartz powder from local suppliers in nearby regions and believe that these materials are readily available.

Our sales and marketing network

We have an extensive sales and marketing network in China, which consists of 38 regional sales offices located in various cities. We employ 134 salaried sales representatives who are based at our regional sales offices. In addition to sales representatives at our regional offices, we staff our manufacturing facilities at Haikou, Wuhan, and Shanghai with sales support personnel.

Our significant customers

Sales to our five largest customers for fiscal years ended December 31, 2009, 2010, and 2011 accounted for  27.0% , 18.1%, and 27.5% of total sales, respectively. Sales to our single largest customer for those same periods accounted for 17.7%,  9.1%, and 14.8% of our net sales, respectively.

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

On April 10, 2008, we entered into agreement with Schneider Electric (China) Investment Co. Ltd., a Chinese affiliate of Schneider Electric, renewing an agreement to manufacture under license certain circuit breakers for use in our switchgears.Pursuant to the license agreement, Schneider granted us a non-exclusive right to manufacture, assemble, sell, maintain, and repair  certain circuit breakers in the PRC (excluding Hong Kong and Taiwan).  Schneider also granted us the right to use certain trademarks on the licensed products.  The agreement was renewed on January 1, 2011 and the agreement will expire on December 31, 2012.

In May 2011, Hainan Jinpan entered into agreement with Siemens Ltd. China, a Chinese affiliate of Siemens, to manufacture under license low voltage switchboard SIVACON 8pt.  Pursuant to the license agreement, Siemens granted Hainan Jinpan a non-exclusive, non-transferable license to manufacture low voltage switchboard SIVACON 8pt.  Siemens also granted Hainan Jinpan the right to use of the trade mark SIVACON for the purpose of labeling the low voltage switchboard manufactured under the license.  The initial term of the agreement is three (3) years from the effective date of the agreement.  At the end of the initial three (3) year term, the agreement will automatically renew for one (1) year terms, unless either party gives notice to the other, six (6) month prior to the end of the current term, of intent not to renew the agreement.

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

In August 2011, Hainan Jinpan entered into agreement with Hainan Si Hai Industrial Commercial Consolidated Company to lease factory building unit number 5 in the Jinpan Development Area.  Factory building unit 5 is 6952 square meters. Pursuant to the agreement, the lessee Hainan Jinpan shall pay the lessor Hainan Si Hai Industrial Commercial Consolidated Company rent of  RMB 75, 472 per month on a quarterly basis. Term of the lease is two year starting on January 1, 2012 and expiring on December 31, 2013.

In May 2011, Shanghai Jinpan entered into agreement with Beijing Shi Xin Steel Frame Co. Ltd. for the construction of the steel frame for a factory building at the Shanghai facility.  The agreement provided that the construction of the steel frame would commence on May 5, 2011 and  be completed on July 19, 2011.  The price for the construction of the steel frame is RMB 6.3 million.    In May 2011, Shanghai Jinpan entered into agreement with Kai Tian Construction (Group) Co. Ltd. for the construction of the aforementioned  factory building.  The agreement provided for the construction to commence on May 5, 2011 and to be completed on July 30, 2011.  The price for the construction is RMB 4.4 million.  As of the date of this report, the construction of the factory building has been completed.

            From July 2011 to February 2012, Guilin JTF entered into a series of agreement with architectural design firms, local government enterprises, management companies, and construction companies relating to the design, survey, management of bidding and construction activities, and the construction of the factory buildings and supporting infrastructure in the Guilin facility.  The table below provides a list of agreement related to the construction of the Guilin Facility:

Contracting Party	Contract Description	Contract Price	Contract Date (Month/Year)
Zhe Jiang Qing Ye Construction Design Co. Ltd.	factory building design	RMB 458,000	February 2011
Guilin Institute of Survey Design	construction project survey	RMB 115,000	July 2011
Guilin Institute of Architectural Design	workers dormitory and cafeteria design	RMB 320,000	August 2011
Guilin City Yan Shan District Tuo Mu Township Wei Jian Du Village Committee	construction of enclosure wall (including materials cost)	RMB 624,000	October 2011
Guilin City Yan Shan District Tuo Mu Township Wei Jian Du Village Committee	construction of drainage ditch retaining wall (including materials cost)	RMB 1,099,000	November 2011
Guang Xi Construction Group No. 4 Construction Co. Ltd.	construction of roads, bridge, and water drain/sewer network within the facility (including materials cost)	RMB 5,300,000	November 2011
Shanghai Zheng Hong Construction Consulting Co. Ltd.	construction bid management	RMB 30,000	December 2011
Beijing Shi Xin Steel Frame Co. Ltd.	construction of factory, office, and ancillary buildings steel frames (including materials cost)	RMB 43,000,000	December 2011
Guilin Gui Gong Construction Management Co. Ltd.	construction management and oversight services	RMB 330,000	February 2012

Our competitors in the electric transformer business

In the cast resin transformer market, we compete against a few large transformer manufacturers and a large number of smaller manufacturers. Our major competitors in China are re-organized state-owned enterprises that are either still partially government owned or have become fully private.  Although some of our competitors entered the market before we did and have achieved greater brand recognition, we believe that our growing brand recognition, the quality of our products, and the efficiency of our operations enable us to compete effectively.  We have a good track record in terms of product quality. To the best of our knowledge, none of our transformers have been the cause of any major accident. We believe that foreign cast resin transformer manufacturers presently do not pose a significant competitive threat to us because of their relatively high production costs. However, we may face increased competition in the future as foreign manufacturers enter into meaningful joint venture arrangements or establish wholly foreign-owned enterprises to manufacture transformers within China.

Seasonality

Historically, our revenue has fluctuated quarterly and has generally been the higher in second half of the year primarily due to the seasonal demand of our customers.  We believe that the seasonality is due to the procurement cycles of our domestic Chinese customers which tend to be heavily weighted in the second half of the year.    In 2011, the first, second, third, and fourth quarter represented 13.9%, 26.9%, 30.2% and 29.0% of full year net sales, respectively.   For the full year 2012, we expect a steady growth in sales through much of the year.  We believe that the seasonality in 2012 sales will remain the same as 2011.

Doing Business in China

China’s Corporate Income Tax

Presently, the corporate income tax rate for companies operating in China is 25%. Prior to January 1, 2008, China imposed an income tax of 33% on domestic companies and 15% on foreign companies operating in China. China offered the preferential tax treatment to foreign companies to attract foreign investment into China. Effective January 1, 2008, a uniform corporate tax rate of 25% is applicable to both domestic and foreign funded companies. Under this new EIT law, the Chinese government may offer preferential tax treatment and tax incentives to qualified high-tech companies to attract investment in China. Presently, Hainan Jinpan receives  preferential treatment. However, such policies may not continue. As a result of the new tax law, our subsidiaries will be subject to increased tax rates which could adversely affect our profitability.

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

Hainan Jinpan. Under China’s corporate income tax law, qualified high-tech enterprises enjoy a 15% corporate income tax rate. In 2008 and 2011, Hainan Jinpan successfully qualified as a high-tech enterprise with the Chinese government. Consequently, the applicable tax for Hainan Jinpan is 15% for each of the years 2008 to 2010 and year 2011 to 2013. Hainan Jinpan’s qualification as a high-tech enterprise is subject to government review and renewal every three years. To maintain this preferential corporate tax rate after 2013, Hainan Jinpan must re-apply and qualify as a high-tech enterprise.

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

Shanghai Jinpan. For 2010, the corporate income tax rate applicable to Shanghai Jinpan was 1.25% of its estimated annual sales revenue. Shanghai Jinpan  corporate income tax rate was 25% in 2011.

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

Chinese Regulation on Dividends

Applicable Chinese laws and regulations require that before a Sino-foreign equity joint venture enterprise, such as Hainan Jinpan, distributes profits to its parent company, Jinpan International, it must first do the following:

●	satisfy all of its tax liabilities;
●	provide for any losses still unpaid from previous years; and
●	make allocations, in the proportions as determined by the discretion of the board, to a capital reserve fund and a public welfare fund.

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

Jinpan USA

Jinpan USA is a U.S. subsidiary of Jinpan International Ltd.  Jinpan USA is a corporation organized under the laws of the State of New York in January 1998. Jinpan USA’s principle office is located in Carlstadt, New Jersey.   Jinpan USA is primarily engaged in the sale, product support, and limited scale manufacture of cast resin transformers to customers in the US and worldwide. Jinpan USA is wholly-owned by Jinpan International.

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

 Shanghai Dong Dian

We organized Shanghai Dong Dian under the laws of the PRC in January 2010.  Shanghai DongDian is a domestically funded PRC limited liability company with its principal office in Shanghai, China.  It is a wholly owned subsidiary of Shanghai Jinpan.  The purpose of Shanghai Dong Dian is to engage in the procurement of raw materials and components for our products.

Shanghai Pan Ding

We organized Shanghai Pan Ding under the laws of the PRC in March 2010.  Jinpan Pan Ding is a domestically funded PRC limited liability company with its principal office in Shanghai, China.  It is a wholly owned subsidiary of Shanghai Jinpan.  The purpose of Shanghai Pan Ding is to hold our new facilities under construction in Shanghai and future investments not directly related to manufacturing

Guilin JTF

Guilin JTF is a domestically funded PRC limited liability company organized under the laws of the PRC with its principal office in the city of Guilin, Guangxi Province, China.  In April 2011, Hainan Jinpan acquired of Guilin JTF from its parent Guilin Jin Fu Investment Co. Ltd. in a cash for equity transaction.  Hainan Jinpan paid RMB 15 million (US$ 2.3 million) for all the equity of JTF and also assumed RMB 44.2 million (US$ 6.7 million) in Guilin JTF’s debt.  At the time of the acquisition, Guilin JTF’s primary asset is the property rights to thirty-eight (38) acres of land in Guilin, Guangxi Province.  As a result of the acquisition, Guilin JTF became a wholly owned subsidiary of Hainan Jinpan.

D.        Property, Plant and Equipment

We have three large scale manufacturing facilities in China located in the cities of Haikou, Wuhan, and Shanghai respectively.  We are currently building a fourth large scale manufacturing facility in the city of Guilin, Guangxi Province, China. We also have a facility for limited scale manufacturing, product testing, and storage in the United States located in Carlstadt, New Jersey.

Haikou Facility

Our headquarters, administrative and manufacturing facilities are located at No. 100 Nanhai Avenue, Haikou, Hainan Province, China.  Our Haikou facility is our primary manufacturing and R&D facility. It manufactures cast resin transformers, switchgears, and unit substations.  The Company established this facility in 1993 and has gradually expanded the size and capacity of this facility to meet increasing demand. In the fourth quarter of 2011, we leased additional factory space and installed equipment to expand the transformer manufacturing capacity of our Haikou facility by 3 million KVA.  Currently, our Haikou Facility is approximately 54,000 square meters, of which 34% is owned and 66% is under lease to Hainan Jinpan.     As of the end of 2011, our Haikou facility has reached a maximum transformer manufacturing capacity of approximately 9 million KVA.

Wuhan Facility

In February 2007, we acquired approximately 22,000 square meters of land in Wuhan to build a second manufacturing facility.  Our Wuhan facility is located at No. 90 Nanhu Ave., Dong Hu High Tech Development Zone, Wuhan, Hubei Province, PRC 430074. We paid a purchase price of RMB 6.7 million (US$0.97 million) for the site and incurred an additional RMB 26.4 million (US$3.84 million) in construction costs. We financed the acquisition and construction of the Wuhan facility from the net proceeds we received from the sale of our common shares in December 2006. Construction on the Wuhan facility began in early 2007 and was completed in May 2008.

The Wuhan facility manufactures cast resin transformers.  We began production at the Wuhan Facility in June 2008.   As of the end of 2011, the maximum transformer manufacturing capacity at our Wuhan facility approached five (5) million KVA.  We believe that this is the maximum capacity that can be supported by the Wuhan Facility given its existing space constraints.

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

The Shanghai facility is equipped for the manufacture of VPI transformers and reactors and gas insulated switchgears.  The construction of the Shanghai facility proceeded in tandem with our need for additional manufacturing facility and the introduction of new products.    We began renovations of existing buildings in the Shanghai Facility in the fourth quarter of 2008.  We completed the renovation and began production of VPI reactors and transformers in the fourth quarter of 2009.  From 2009 to 2011, we built and equipped additional factory buildings for the production of VPI reactors and transformers and gas insulated switchgears.  During the same period, we also built two dormitory buildings on site to house our employees.  From the fourth quarter of 2008 to the end of 2011, we spent RMB 130.2 million to renovate, construct, and equip the Shanghai facility.

Guilin Facility

In the second quarter of 2011, we completed acquisition of Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”) for RMB 15 million (US$ 2.3 million) and assumed debt of RMB 44.2 million (US$ 6.7 million) as a result of the acquisition.  Guilin JTF’s primary asset is a lot of 38 acres of land zoned for industrial development in the city of Guilin, Guangxi.  We are still seeking approval by the local government to acquire an adjacent lot of 44 acres.

We plan to build a large scale manufacturing facility in Guilin. In early 2012, we began construction of a factory for the large scale manufacture of cast resin transformers.  We expect to complete the construction of the factory building by the end of 2012, install equipment in the first quarter of 2013, and begin production in the first half of 2013. We expect to gradually ramp up production at the Guilin facility through the 2013 and 2014.  When completed and fully utilized, we believe the factory can support up to 12 million KVA of cast resin transformer manufacturing capacity.

New Jersey Facility

In October 2009, we purchased a new 53,000 square feet (1.24 acres) facility (including building and land) in Carlstadt, New Jersey.  The facility serves as the administrative headquarters for our U.S. subsidiary, Jinpan USA.  The facility supports limited scale manufacture, on a project by project basis, of our cast resin transformers.  It also provides a platform for the testing, service, and storage of our products. We acquired the facility, which includes land and a newly constructed building for US$ 2.5 million.  We funded this acquisition through mortgage financing from Enterprise Bank, in the amount of US$ 1.7 million and US$ 0.8 million from our own cash flow.  This new facility enables us to better support our North American customers.

Sales Offices in China

We lease 36 and own two 2 sales offices throughout China. We also use office space in the sales office of our independent sales agent in Guangzhou. Instead of paying rent for the use of this office space, we pay additional commissions to our independent sales agent who owns the office.

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

Our Haikou and Wuhan facilities manufactures cast resin transformers.  In addition to cast resin transformers, our Haikou facility also manufactures switchgears and unit substations.  Our Shanghai facility manufactures VPI transformers and reactors and gas insulated switchgears.  We measure production capacity for cast resin transformers in Kilovolt Amperes (KVA).  We measure production capacity for switchgears, VPI transformers and reactors, and unit substations in units.

The following table provides details of our production in 2011 by facility and product line:

Manufacturing Facility	Cast Resin Transformers (KVA)	Unit Substations (Units)	VPI Transformers and Reactors (Units)	Switchgears (Units)
Haikou	5.673 million KVA	344	-	4795
Wuhan	4.35 million KVA	-	-	-
Shanghai	-	-	12,539	194

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

Goodwill

We adopted amended standards that simplify how entities test goodwill for impairment. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. For reporting units in which this assessment concludes that it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform goodwill impairment testing. We adopted amended standard, the adoption of these amended standards did not have an impact on our consolidated financial statements.

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

New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) amended its guidance on the presentation of comprehensive income.  Under the amended guidance, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. A single statement must present the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income. In a two-statement approach, an entity must present the components of net income and total net income in the first statement. That statement must be immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option under the current guidance that permits the presentation of components of other comprehensive income as part of the statement of changes in stockholders’ equity has been eliminated. The amendment becomes effective on January 1, 2012 and is applied retrospectively. Early adoption is permitted. This guidance will not have an impact on the Company’s consolidated financial position, results of operations or cash flows as it is disclosure-only in nature.

In December 2011, The FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, to indefinitely defer the effective date of the requirement to reclassification adjustments from other comprehensive income (OCI) to net income by component under ASU 2011-05, Presentation of Comprehensive Income, to allow time for reconsideration of these provisions. The deferral in ASU 2011-12 does not affect the effective date of the other presentation requirements in ASU 2011-05. The amendments in ASU 2011-05 are effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2011 (that is, the fiscal year beginning January 1, 2012 for calendar-year entities) for public entities. The amended guidance must be applied retrospectively and early adoption is permitted. This guidance will not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued a revised standard on testing for goodwill impairment. The revised standard allows an entity to first assess qualitatively whether it is necessary to perform step one of the two-step annual goodwill impairment test. An entity is required to perform step one only if the entity concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying amount, a likelihood of more than 50 percent. An entity can choose to perform the qualitative assessment on none, some, or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then perform the qualitative assessment in any subsequent period. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted.  We adopted amended standard, the adoption of these amended standards did not have an impact on our consolidated financial statements.

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

●	We believe that over the last few years we have laid a foundation for long-term growth by:

●	expanding our product line by developing new products and applications that extend the use of our cast resin transformers into new markets, including, but not limited to, wind, solar and nuclear;

●	receiving UL certification for our transformer products, which are listed under transformer categories XPRS and XPFS7 for the United States and Canada, respectively;

●	continuing to execute our plan to manufacture, sell, and promote higher margin integrated assemblies such as our switchgear and unit substations internationally; and

●	expanding our presence in the OEM market by successfully passing the qualification program of one of the world’s largest power generating equipment manufacturers.

Our focus in 2012 is to build on this foundation and continue to execute well in key areas, including responding effectively to customer needs and continuing to focus internally on product excellence, business efficacy, and accountability across our company. For a discussion of trends we expect for 2012, see “Trends” below.

Summary of Financial Results

The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 2009, 2010 and 2011.

	Year ended December 31,
	2009	2010	2011
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(57.7)%	(61.2%)	(63.3%)
Gross profit	42.3%	38.8%	36.7%
Selling and administrative expenses	(22.7)%	(28.5%)	(24.8%)
Other income	0.6%	1.7%	1.1%
Other expenses	(0.1)%	(0.2%)	(0.6%)
Income taxes	(1.9)%	(2.7%)	(1.5%)

Net income	18.2%	9.1%	10.9%

Year ended December 31, 2011 compared with the year ended December 31, 2010

Net Sales. Net sales increased RMB 447.2 million or 46.2% from RMB 967.1 million (US$143.8 million) in the year ended December 31, 2010 to RMB 1,414.3 million (US$218.9 million) in the year ended December 31, 2011. Transformers accounted for 77.6% of our net sales. Switch and unit substations accounted for 14.8% of net sales and line reactors accounted for 7.6% of net sales. The increase in sales was primarily due to increase in sales volume during the year 2011. In 2011, the average selling price decreased by approximately 5%, and overall unit sales volume increased by approximately 51% as compared with 2010.  Export sales increased by RMB 93.2 million, this was primarily due to increase in wind transformers sales in US.  China sales increase by RMB 354 million, this was primarily the result of increased marketing efforts and expanded  customers’ base.

Cost of Goods Sold. Cost of goods sold increased RMB 303.9 million or 51.4% from RMB 591.6 million (US$ 88.0 million) in the year ended December 31, 2010, to RMB 895.5 million (US$138.6 million) in the year ended December 31, 2011. Cost of goods sold as a percentage of sales increased by 2.2 % in the year ended December 31, 2011, from 61.1% in the year ended December 31, 2010, to 63.3%% in the year ended December 31, 2011. The increase in percentage was mainly the result of decrease in the average selling price.

Gross Profit. Gross profit increased RMB 143.3 million or 38.2% to RMB 518.8 million (US$80.3 million) in the year ended December 31, 2011 from RMB 375.5 million in the year ended December 31, 2010. As a percentage of sales, gross profit decreased from 38.9% in the year ended December 31, 2010, to 36.7% in the year ended December 31, 2011. This decrease also resulted from the aforementioned decrease in average selling  price.

Selling and Administrative. Selling and administrative expenses,  increased by RMB 77.3 million or 28.3% from RMB 273.5 million in the year ended December 31, 2010, to RMB 350.8 million (US$54.3 million) in the year ended December 31, 2011.  As a percentage of sales, selling and administrative expenses decreased approximately 3.4%, from 28.2% in the year 2010 to 24.8% in the year ended December 31, 2011. Selling and administrative expenses increase in 2011 was the result of increase in selling expense by RMB 38.1 million, increase in shipping expense by RMB 7.9 million and increase in R&D expense by RMB 17.2 million. The increase of R&D expenses was the result of developing a new switchgear product and improved the design of our current product.

Interest Expense. Interest expense increased RMB 6.0 million or 286% from RMB 2.1 million for the year ended December 31, 2010, to RMB 8.1 million (US$1.3 million) for the year ended December 31, 2011. This increase was mainly due to more loans from the bank. The weighted average loan balance was approximately RMB 144 million in 2011 as compared with RMB 50 million in 2010.

Income Tax. Income tax expense decreased RMB 4.9 million or 19% from RMB 26.3 million for the year ended December 31, 2010 to RMB 21.4 million (US$3.3 million) for the year ended December 31, 2011. The higher tax expense in 2010  resulted from the distribution of profits by our Chinese subsidiaries to their parent company in the British Virgin Islands. Under China’s tax law, profits distributed by Chinese subsidiaries to their foreign parent company are subject to a 10% tax. In 2010, we paid RMB 18.2 million (US$ 2.7 million) tax on profit distribution.

Net Income. Net income increased RMB 64.1 million or 71.3% from RMB 90.0 million in the year ended December 31, 2010, to RMB 154.1 million (US$23.8 million) in the year ended December 31, 2011. The increase in net income was mainly the result of increase in sales and gross profit . As a percentage of sales, net income increased from approximately 9.1% in the year ended December 31, 2010 to approximately 10.9% in the year ended December 31, 2011.

Basic Earnings Per Share. Basic earnings per share increased RMB 3.97 or 71.3% from RMB 5.57 in the year ended December 31, 2010 to RMB 9.54 (US$1.48) in the year ended December 31, 2011.

Year ended December 31, 2010 compared with the year ended December 31, 2009

Net Sales. Net sales decreased RMB 117.2 million or 10.8% from RMB 1,084.3 million (US$158.9 million) in the year ended December 31, 2009 to RMB 967.1 million (US$143.8 million) in the year ended December 31, 2010. Transformers accounted for 76.5% of our net sales. Switch and unit substations accounted for 16.2% of net sales and line reactors accounted for 7.3% of net sales. The decrease in sales was primarily due to lower prices of raw materials which resulted in lower average selling prices during the year 2010. The selling price is largely impacted by the low raw material costs incurred or expected to be incurred at or near the time of transaction. In 2010, we  passed most of the savings from low materials price to customers in order to remain competitive.  As such, fluctuations in raw material price directly impact our selling price. In 2010, the average selling price decreased by approximately 20%, and overall unit sales volume increased by approximately 10% as compared with 2009. Our increase in sales volume was primarily the result of increased marketing efforts and expanded our customers’ base.

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

Selling and Administrative. Selling and administrative expenses,  increased by RMB 27.5 million or 11.2% from RMB 246 million in the year ended December 31, 2009, to RMB 273.5 million (US$40.7 million) in the year ended December 31, 2010.  As a percentage of sales, selling and administrative expenses increased approximately 5.5%, from 22.7% in the year 2009 to 28.2% in the year ended December 31, 2010. The increase was primarily the result of the additional RMB 7.6 million expenses to operate  the newly expanded Shanghai facility and an increase of  RMB 5.4 million in shipping expense. We are developing a new switchgear product and improved the design of our current product which resulted in R&D expense increasing by RMB 10.6 million .

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

Net Income. Net income decreased RMB 107.7 million or 54.5% from RMB 197.7 million in the year ended December 31, 2009, to RMB 90.0 million (US$13.4 million) in the year ended December 31, 2010. The decrease in net income was mainly the result of  decrease in sales and gross profit. As a percentage of sales, net income decreased from approximately 18.2% in the year ended December 31, 2009 to approximately 9.3% in the year ended December 31, 2010.

Basic Earnings Per Share. Basic earnings per share decreased RMB 6.77 or 54.9% from RMB 12.33 in the year ended December 31, 2009 to RMB 5.57 (US$0.83) in the year ended December 31, 2010.

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

During 2011, the RMB remained relatively stable against the U.S. Dollar.  Domestic sales in China accounted for  88% of our net sales.  Sales in China are priced in Renminbi.  Exports accounted for 12% of our net sales.  Exports are either priced in U.S. Dollars or Euros.  We procured most of our raw materials from China and paid for these materials using RMB.  We procured less than 10% of our raw materials from abroad and paid for these materials using the U.S. Dollar or Euros.  Because most of our operations are conducted in China using RMB, the RMB’s appreciation against the U.S. Dollar did not have a material adverse effect on our business.

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

As of December 31, 2011, we had the following components of debt representing a total indebtedness outstanding of RMB 135 million:

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 130.0 million.  As of December 31, 2011, there was RMB 50 million outstanding balance under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 6.5%% per annum for the year ended December 31, 2011. This facility will expire in November 2012 and we intend to extend the facility for another year.  For a description of restrictions on dividend payments, upon default on any material terms, any outstanding balance would be immediately due and payable.

Hainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 120 million. As of December 31, 2011, there was RMB 40 million outstanding under this credit facility. This credit facility bears interest at the benchmark rate set by the People’s Bank of China. This credit facility will expire in August 2012.

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 173 million.  This credit facility bears interest at LIBOR plus a margin rate.  As of December 31, 2011, there was no outstanding balance under this credit facility.  This facility will expire in November 2012 and we intend to extend the facility for another year.

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 260 million. This credit facility bears interest at the benchmark rate set by the People’s Bank of China. As of December 31, 2011, there was RMB 10 million outstanding under this credit facility. This facility will expire in August 2012 and we intend to extend the facility for another year.

Shanghai Jinpan has an oral credit facility from Bank of Communication for RMB 110 million of which RMB50 million was working capital facility and RMB 60 million was letter of credit facility. As of December 31, 2011, there was no outstanding balance under this credit facility. This credit facility bears an interest rate that is benchmark rate set by People’s Bank of China.  This credit facility will expire in April 2012 and we are in the process of renewing this credit facility. .

Shanghai Jinpan has an unsecured letter of credit facility from bank of China for RMB 120 million of which 50 million was working capital facility and RMB 70 million was letter of credit facility. This credit facility bears interest according to the benchmark rate set by bank of China. As of December 31, 2011, there was RMB 35 million outstanding balance under this credit facility. This credit facility will expire in November 2012 and we intend to extend the facility for another year.

Jinpan Realty has a long term mortgage bank loan of 1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan was secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years.   There was approximately RMB 9.8 million (US$1.6 million) outstanding as of December 31, 2011.

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

On December 31, 2011, we had working capital of RMB 720.2 million compared to RMB 669.5 million at December 31, 2010.

In our opinion, we believe that our cash balances and cash generated from operation, supplemented as needed by financing activities including obtaining short-term bank loans from our loan facilities in China are sufficient for our present capital requirements.

Analysis of Cash Flows

In 2011, net cash provided by operating activities of RMB 26.3 million primarily resulted from  income generated from operation, decrease in prepaid expense and increase in accounts payable. In 2011, accounts receivable increased by RMB 200.7 million  primarily resulting from increase in sales  and addition of  new larger customers  and  we extended credit line and term to them. The decrease in prepaid expense is primary resulting from less prepayment to materials suppliers. The increase in accounts payable is primary resulting from increase in purchase from supplier due to increase in sales in 2011. In 2010, net cash provided by operating activities of RMB 12.7 million primarily resulted from income generated from operation, increase in accounts receivable and increase in prepaid expense and notes payable. In 2010, accounts receivable increased by RMB 64.7 million  primarily resulting from addition of  more new larger customers this year and  we extended credit line and term to them. The increase in prepaid expense and notes payable is primarily resulting from a purchase commitment to a silicon steel supplier in China.

 In 2011, net cash used in investing activities of RMB 95.3 million primarily resulted from acquisition of a land in Guilin, construction of production facilities in Shanghai,  and purchasing of  equipment.  In 2010, net cash used in investing activities of RMB 55.9 million primarily resulted from construction of production facilities in Shanghai, dormitory in Wuhan and purchasing equipment in Shanghai.

In 2011, net cash provided by financing activities of RMB 39.6 million primarily resulted from increased net bank loans of RMB 54.2 million, and partially offset by a dividend payment of RMB 14.6 million.  In 2010, net cash provided by financing activities of RMB 64.1 million primarily resulted from increasd net bank loans of RMB 79.4 million, and partially offset by a dividend payment of RMB 15.4 million.

Capital Expenditures and Requirements

Our principal commitments consist of a long-term obligation outstanding under operating leases on certain buildings and apartments, employee contracts, capital commitments and bank loans. For more information on these commitments, see “Tabular Disclosure of Contractual Obligations” below.

We had capital expenditures of RMB 84.0 million for 2011.  RMB 34.1 million were used to acquire the land in Guilin. Capital expenditures in Shanghai included RMB 12.7  million  used to expand our Shanghai facility, RMB 2.5 million was used to purchase equipment, RMB 7.1  million were used to  expand the Wuhan facility, RMB 24.2 million was used for our Haikou expansion. In 2012, We expect an increase in capital expenditures of RMB 119.8 million (US$19 million) to construct Guilin facility and RMB 102.4 million (US$ 16.2 million) for acquiring equipment in Guilin.

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

C.        Research and Development

In 2011, we continued R&D efforts to expand our three core product lines – cast resin dry type transformers, VPI transformers and reactors, and switchgears to address more markets.   For our line of cast resin dry type transformers, we developed the following:

●	80KW and 120KW cast resin dry type transformers for wind applications (for a Chinese wind equipment OEM customer).

●	ZQSCB-4400/35 high capacity cast resin dry type traction power transformers;

●	Multi output voltage cast resin dry type distribution transformers;

●	Amorphous alloy core cast resin dry-type transformers;

●	Lower cost series cast resin dry type rectifier transformers for poly-silicon manufacturing plants; and

●	Cast resin dry type transformers that use lower cost, environmentally friendly insulation fill materials.

For our VPI transformer and reactor product line, we developed the following:

●	High efficiency VPI reactors for 100KW and 500KW solar energy power systems;

●	VPI reactors for reactive power compensation; and

●	High capacity multi-pulse rectifier VPI transformer for converters.

For our switchgear product line, we developed –

●	24KV and 40.5 KV gas insulated ring main units for power distribution; and

●	SIVACON 8PT switchgear, which is built using reliable components licensed and supplied by Siemens.

We also made improvements to our products and manufacturing processes that lowered costs, improved efficiency, and enhanced performance.  We improved the design of the aluminum enclosures that house cast resin dry type transformers.   The newly designed enclosures can be manufactured at lower cost and improve our competitive position in the market.  We also optimized the design of our 12 KV gas insulated ring main unit, which reduced the cost of manufacture and made our switchgear more competitive in the market place.  We also developed a new process for the manufacture the core of our VPI reactors.  The new process improved the manufacturing precision and efficiency and reduced the amount of materials used.  Reactors manufactured using this process show improved performance with lower loss and noise levels.

In 2012, we plan to invest R&D resources to further expand our core product lines – cast resin transformers, VPI transformers and reactors, and switchgears.  Some of our current initiatives include developing:

●	more high efficiency reactors for solar power and also for utility grid applications;
●	reactors and transformers that use water cooling systems;
●	40.5 KV C-GIS switchgear and compact 40.5 KV gas insulated ring main units
●	high capacity multi-pulse rectifier cast resin dry type transformers; and
●	cast resin dry type transformers for more marine, mining, and offshore wind power applications;

We are also investing R&D resources in the development of new product lines, particularly in new power electronics technologies.

D.        Trends

Based on forecasts provided by our customers, we expect domestic China sales will remain strong in 2012 and international sales will be stable  in 2012 compared to 2011.

With regard to materials prices, we expect prices of copper, aluminum, and epoxy resin to rise moderately in 2012 due to continuing upward pricing pressure on these commodities.  We expect silicon steel prices to remain stable   At this time, we do not expect a significant or sudden rise in materials prices that would have a material adverse effect on our gross margins.

E.        Off-Balance Sheet Arrangements

None.

F.         Tabular Disclosure of Contractual Obligations

Our material contractual obligations are composed of operating lease commitments, employees contracts, capital commitments and repayment of bank loans. The table below provides a summary of the Company’s contractual obligations at December 31, 2011.

	Payments due by period (RMB in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Operating Lease Obligations	6,443	1,828	1,670	716	2,229
Employees Contracts (1)	165,433	38,369	53,105	17,950	56,009
Capital Commitments (2)	19,236	19,236	-	-	-
Interest Cost (3)	4,098	602	1,139	1,049	1,308
Bank loans	144,764	135,313	690	777	7,984
Total	339,974	195,348	56,604	20,492	67,530

(1)
Our employees in China include engineers, technicians, management and administrative personnel, marketing and sales personnel, and factory personnel, while employees in the United States include management, administrative, technical, and marketing personnel. All of the employees except US employees are contract employees and have entered into renewable employment contracts with us. Terms of the employment agreements with management, engineers, marketing and sales personnel and technicians range from two to five years and terms of the employment agreements with administrative personnel range from six months to one year.

(2)	Capital commitments related to the purchase of our new equipment and machinery.

(3)
The calculation of interest cost is based on an  interest rate of 6%, applied to the ending long term loan balance outstanding at December 31, 2011. The outstanding loan was from our credit facilities with Enterprise Bank. For more details of this loan, see “B. Liquidity and Capital Resources” within this item above.

Item 6.          Directors, Senior Management and Employees.

A.        Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Li Zhiyuan	57	Chairman of the Board of Directors, President, and Chief Executive Officer
Ling Xiangsheng	60	Vice Chairman of the Board of Directors and Vice President
Jing Yuqing	49	Secretary
Mark Du	51	Principal Financial Officer
Stephan R. Clark	59	Director
Li-wen Zhang	59	Director
Donald S. Burris	69	Director
Cai Xu	48	Director

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

Family Relationships. Li Zhiyuan, our Chairman of the Board of Directors , President and Chief Executive Officer is married to Jing Yuqing, our Secretary.

There is no arrangement or understanding with major shareholders, customers, suppliers or other, pursuant to which any person referred to above was selected as a director or member of senior management.

B.        Compensation of Directors and Officers

The total compensation paid to our directors and officers during fiscal year 2011 was US$ 1,197,478 comprised of salaries in the amount of US$ 902,978 and bonuses in the amount of US$ 294,500 During 2011, we did not issue stock option, reserve for any pension, retirement or similar benefits for our directors and officers.

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

D.        Employees

As of December 31, 2011, we had 1,746 employees in China, including 226 engineers and technicians, 454 management and administrative personnel, 134 marketing and sales personnel and 932 manufacturing personnel. We also had 9 employees in the United States, including 3 management and administrative personnel, 2 marketing and sales personnel, 2 accounting personnel, 1 legal personnel, and 1 technician.

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

E.         Share Ownership

                For the share ownership of our directors and executive officers, see Item 7(A).

Item 7.          Major Shareholders and Related Party Transactions.

A.        Major Shareholders

The following table sets forth specific information as of April 20, 2011, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5.0% of our outstanding common shares, (ii) each of our directors and officers, and (iii) the number of our common shares beneficially owned by all officers and directors as a group.

Title of Class	Name of Beneficial Owner	Amount Owned(1)	Percent of Class

Common Shares	Li Zhiyuan (2)	3,777,669	23.0%
Common Shares	Ling Xiangsheng (3)	644,627	3.9%
Common Shares	Jing Yuqing (4)	3,777,669	23.0%
Common Shares	Mark Du (5)	49,865	*
Common Shares	Stephan R. Clark (6)	19,211	*
Common Shares	Li-wen Zhang (7)	32,045	*
Common Shares	Donald S. Burris (8)	18,145	*
Common Shares	Cai Xu	-	-
Common Shares	All officers and directors as a group (7 persons) (9)	4,541,562	27.7%

*	Represents share ownership of less than one percent (1%).

(1)	We believe that all persons named in the table have sole investment power with respect to all shares of common shares beneficially owned by them, unless otherwise noted in these footnotes.

(2)
Represents (i) 2,607,705 common shares, (ii) 1,106,694 common shares beneficially owned by Jing Yuqing, the wife of Mr. Li, as to which Mr. Li disclaims beneficial ownership, and (iii) 63,270 shares of common shares issuable upon exercise of currently exercisable stock options held by Mr. Li. And Ms. Jing. The options have an exercise price and expiration dates ranging from US$7.68 to US$10.83 per share and  February 5, 2014 to September 7, 2016 respectively.

(3)
Represents 612,992 common shares and 31,635 shares of common shares issuable upon exercise of currently exercisable stock options. The options have an exercise price and expiration dates ranging from US$7.68 to US$10.83 per share and February 5, 2014 to September 7, 2016 respectively.

(4)
Represents (i) 1,106,694 common shares (ii) 2,607,705 common shares beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer, and President, as to which Ms. Jing disclaims beneficial ownership, and (iii) 63,270 shares of common shares issuable upon exercise of currently exercisable stock options held by Mr. Li and Ms. Jing. The options have an exercise price and expiration dates ranging from US$7.68 to US$10.83 per share and February 5, 2014 to September 7, 2016 respectively.

(5)
Represents 49,865 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$7.68 to US$15.28 and March 10, 2012 to September 7, 2016, respectively.

(6)
Represents 19,211 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$7.68 to US$15.28 and March 10, 2012 to September 7, 2016, respectively.

(7)
Represents 4,000 common shares and 28,045 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dated ranging from US$7.68 to US$15.28 and March 10, 2012 to September 7, 2016, respectively.

(8)
Represents 1,600 common shares and 16,545 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates ranging from US$9.03 to US$15.28 and March 10, 2012 to September 7, 2016, respectively.

(9)	Represents 4,332,991 common shares and 208,571 common shares issuable upon exercise of currently exercisable share options issued to all directors and executive officers.

As of April 26, 2012, 16,395,456 common shares were issued and outstanding and were held by  21 record holders in the United States.

Our shareholders who beneficially own 5.0% or more of the common shares outstanding do not have different voting rights from other shareholders of common shares.

Since April 28, 2009, beneficial ownership percentages for Mr. Li, Ms. Jing, have increased by 0.3% and 0.3% respectively and Mr. Ling has decreased by 6.8%, to the percentages as indicated in the chart above.

B.        Related Party Transactions

None.

C.        Interests of Experts and Counsel.

Not applicable.

Item 8.          Financial Information.

A.        Consolidated Statements and Other Financial Information

See Item 18.

Export Sales

For the year ended December 31, 2011, our export sales were US$26.3 million or 12% of net sales.

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

As a holding company, we rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, including funds necessary to pay dividends on our common shares and to service any debt we may incur. This in turn, affects the amount of the our retained earnings which is limited by the amount of dividends or other distributions, which can be declared by our subsidiaries and paid to us under agreements governing the subsidiaries’ debt and applicable law. Our subsidiaries are separate and distinct legal entities and have no obligation to make funds available for dividends or other distributions to us. In addition, substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our ability to service our debt, and to pay dividends on our common shares depends on -

(i)	the results of operations of our subsidiaries;

(ii)	the ability of such subsidiaries to provide us with cash, whether in the form of dividends, loans or otherwise;

(iii)	our ability to pay amounts due on our obligations; and

(iv)	with respect to our ability to pay dividends, upon current and future agreements governing our debt and Chinese and BVI law.

Certain debt instruments may restrict our ability, or the ability of our subsidiaries, to pay dividends or make other distributions to us.   Hainan Jinpan’s credit facility with Bank of China prohibits it from paying dividends or to make other distributions to its shareholders if in the relevant fiscal year –

(v)	the net income after tax is zero or negative;
(vi)	the net income after tax is insufficient to cover accumulated losses in prior fiscal years;
(vii)	the principal, interest, and other fees due in the fiscal year has not been paid from net income before tax; and
(viii)	net income before tax is insufficient to make the next payment of principal, interest, and other fees.

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

In January 2010, the board of directors declared a two-for-one forward stock split and a post-split full year dividend of US$ 0.14 per share.  We made the first distribution of US$ 0.07 per share on February 25, 2010, and a second distribution of US$ 0.07 per share on July 20, 2010. In January 2011, the board of directors declared a dividend of US$ 0.14 per share.  We made the first distribution of US$ 0.07 per share on February 10, 2011 and a second distribution of US$ 0.07 per share on July 26, 2011. In January 2012, the board of directors declared a dividend of US$ 0.14 per share.  We made the first distribution of US$ 0.07 per share on February 8, 2012 and we plan on making a second distribution of US$ 0.07 per share in the second half of 2012.

Legal Proceedings

Neither we nor our subsidiaries is a party to, nor is our property or the property of our subsidiaries’ the subject of, any pending legal or arbitration proceeding that is material.

B.        Significant Changes

None.

Item 9.          The Offer and Listing.

A.        Offer and Listing Details

Trading Prices and Markets

The following table sets forth the high and low sales prices for our common shares, as publicly traded on the American Stock Exchange (the “AMEX”) up until September 8, 2008 and the NASDAQ Global Select Market (the “NASDAQ”) from September 9, 2008 and on for: (i) the five most recent full financial years, (ii) each full financial quarter for the two most recent full financial years, and (iii) for each month, during the six months of November 2011 through April 2012.  All of the prices below have been adjusted to reflect the two-for-one stock split of our common shares, effective February 6, 2010, as if such reverse split had been in effect during the periods indicated.

	(in US$)
Year Ended	High	Low
2007	15.72	7.15
2008	22.49	6.64
2009	25.12	5.67
2010	25.33	10.03
2011	13.72	6.93

Quarter Ended	High	Low
March 31, 2010	25.33	18.13
June 30, 2010	22.14	13.39
September 30, 2010	15.15	10.08
December 31, 2010	14.53	10.03
March 31, 2011	11.73	10.02
June 30, 2011	13.72	9.95
September 30, 2011	12.55	7.90
December 31, 2011	9.19	6.93
March 31, 2012	9.46	8.14
April 30, 2012 (through April 24 , 2012)	8.90	8.54

Month	High	Low
November 2011	9.68	7.80
December, 2011	9.09	8.04
January, 2012	9.46	8.17
February, 2012	9.10	8.34
March, 2012	8.82	8.14
April, 2012 (through April , 24,2012)	8.90	8.54

B.        Plan of Distribution

Not applicable.

C.        Markets

Our common shares began trading on AMEX on February 1998 under the symbol “JST.” On September 9, 2008, we delisted from AMEX and began to trade on the NASDAQ under the symbol “JST.”

D.        Selling Shareholders

Not applicable.

E.         Dilution

Not applicable.

F.         Expenses of the Issue

Not applicable.

Item 10         Additional Information.

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

In May 16, 2011, Hainan Jinpan entered into agreement with Siemens Ltd. China, a Chinese affiliate of Siemens, to manufacture under license low voltage switchboard SIVACON 8pt.  (For more details on the licensing agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

On March 20, 2011, we entered into an agreement with Guilin Jin Fu Investment Co. Ltd. to acquire 100% of the equity of Guilin Jin Fu Investment Co. Ltd.’s wholly owned subsidiary, Guilin Jun Tai Fu Construction and Development Co. Ltd. for a purchase price of RMB 15, 000, 000.  We closed the transaction on April 21, 2011. (For more details on the acquisition agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

In August 16, 2011, Hainan Jinpan entered into agreement with Hainan Si Hai Industrial Commercial Consolidated Company to lease factory building unit number 5 in the Jinpan Development Area.  (For more details on the lease agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

In May 23, 2011, Shanghai Jinpan entered into agreement with Beijing Shi Xin Steel Frame Co. Ltd. for the construction of the steel frame for a factory building at the Shanghai facility. (For more details on the construction agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

  In May 5, 2011, Shanghai Jinpan entered into agreement with Kai Tian Construction (Group) Co. Ltd. for the construction of a factory building.  (For more details on the construction agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

From July 2011 to February 2012, Guilin JFT entered into a series of agreement with architectural design firms, local government enterprises, management companies, and construction companies relating to the design, survey, management of bidding and construction activities, and the construction of the factory buildings and supporting infrastructure in the Guilin facility.  (For more details on the construction agreements, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

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

Applicable Chinese laws and regulations require that before a Sino-foreign equity joint venture enterprise, such as Hainan Jinpan, distributes profits to its parent company, Jinpan International, it must first do the following:

●	satisfy all of its tax liabilities;

●	provide for any losses still unpaid from previous years; and

●	make allocations, in the proportions as determined by the discretion of the board, to a capital reserve fund and a public welfare fund.

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

●	15% from July 1, 2005;

●	20% from January 1, 2008; and

●	35% from January 1, 2011.

Withholding tax will be transferred to receiving EU Member States at specific periods but receiving EU Member States will not receive information relating to EU resident individuals. Under the automatic exchange of information option, the Tax Directive requires the following information:

●	The identity and residence of the beneficial owner;

●	The name and address of the paying agent;

●	The account number of the beneficial owner; and

●	Information concerning the savings income.

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

We maintain letters of credit with several banking institutions in the PRC. These facilities bear interest at rates that fluctuate based on the prime rate as declared by the Bank of China. As a result, changes in interest rates also impact our interest expense associated with these facilities.  If the interest rate on our credit facilities had been 1% higher, an additional RMB 1,472,158 of interest expense could have been incurred throughout the year 2011. (For more details on our loans with banking institutions in the PRC, see “Item 5. Operating and Financial Review and Prospects – B.Liquidity and Capital Resources.)

Item 12.        Description of Securities Other than Equity Securities.

Not Applicable.

Part II

Item 13.        Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.        Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.        Controls and Procedures

(a)        Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rule 13a-15 of the Exchange Act). Based on that evaluation, our management, including the chief executive officer and chief financial officer, concluded that at December 31, 2011, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by us in the reports that we file under the Exchange Act, is recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms.

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

Our internal control over financial reporting is a process designed under the supervision of our Principal Executive and Financial Officers, and effected by our Board of Directors, management and other personnel, to provide reasonable but not absolute assurance regarding the reliability of financial reporting and the preparation of its published financial statements in accordance with U.S. GAAP. Internal control over financial reporting includes policies and procedures that:

●	Pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets;

●	Provide reasonable assurance that transactions are recorded as necessary to permit the preparation of financial statements in accordance with the generally accepted accounting principles;

●	Provide reasonable assurance that receipts and expenditures are being made only in accordance with the authorization of our management and directors; and

●	Provide reasonable assurance that unauthorized acquisition, use or disposition of our assets that could have a material effect on our financial statements would be prevented or detected in a timely manner.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2011.

 (c)       Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31 2011 was audited by Grant Thornton, an independent registered public accounting firm, as stated in their report included under Item 18 of this Annual Report on Form 20-F.

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

All (100%) audit-related and non-audit-related services performed by Grant Thornton during 2010 and 2011 were reported to, and the services proposed to be provided during 2010 and 2011 were pre-approved by, the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees we paid to our auditors for all services, including audit services, for the years ended December 31, 2011 and 2010.   In 2011, we paid RMB 1,716,000 to Grant Thornton China.

	Year Ended December 31, 2010	Year Ended December 31, 2011
Audit Fees	RMB 2,234,865	RMB 1,716,000
Audit Related Fees	-
Tax Fees	-
All Other fees	-
Total	RMB 2,234,865	RMB 1,716,000

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

Item 16E.      Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.      Change in Registrant’s Certifying Accountant

At our  annual meeting of shareholders held on September 27, 2010, our shareholders ratified our Board of Director’s selection of Grant Thornton Hong Kong as our independent public accounting firm to audit our 2010 financial statements.  In October 2010, Grant Thornton Hong Kong advised us of its pending merger with BDO Ltd. (“BDO”)  Subsequently, on November 26, 2010 it was announced that BDO and Grant Thornton Hong Kong had concluded an agreement to merge their business and practice in the name of BDO Limited.  As a consequence of this merger, the Grant Thornton Hong Kong entity changed its name to JBPB & Co. on December 10, 2010.  In addition, Grant Thornton Hong Kong ceased to be a member firm of Grant Thornton International effective November 23, 2010.  As a result of these developments, we decided to engage the China member of Grant Thornton (“Grant Thornton China”) as our new independent registered public accountants to audit our 2010 financial statements.  Grant Thornton Hong Kong (now JBPB & Co)  resigned as our auditor as of November 1, 2010.  This change of auditor has been approved by our audit committee.

JBPB & Co’s report on the Company’s consolidated financial statements  for the  fiscal year ended December 31, 2009 did not contain an adverse opinion or disclaimer of opinion, nor was such  qualified or modified as to uncertainty, audit scope, or accounting principles.  During the  fiscal year ended December 31, 2009 through November 1, 2010, we did not have any disagreement with JBPB & Co on any matter of accounting principles or practices, financial disclosure, or auditing scope or procedure, which disagreements, if not resolved to the satisfaction of JBPB & Co, would have caused them to make reference to the subject matter of the disagreement in their report on the consolidated financial statements for such year and for such period. Furthermore, during  the  fiscal year ended December, 2009 and through November 1 ,2010, there were no “reportable events” (hereinafter defined) requiring disclosure pursuant to Item 16F (a)(1)(v) of Form 20-F.  As used herein, the term “reportable event” means any of the items listed in paragraphs (a)(1)(v)(A)-(D) of Item 16F of Form 20-F.

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

We provided a copy of this disclosure to JBPB & Co and requested that JBPB & Co furnish a letter addressed to the SEC stating whether it agrees with the above statements, and if not, stating the respects in which it does not agree.  A copy of the letter from JBPB & Co addressed to the SEC, dated April 30, 2012, is filed as Exhibit 14.3.

Item 16G.     Corporate Governance

Our corporate governance practices do not differ in any significant way from those followed by U.S. domestic companies listed on the NASDAQ.

Item 16H.     Mine Safety Dislcosure

Not applicable
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

4.4	License Agreement dated January 19, 2005, between Hainan Jinpan Electric Co., Ltd. and Schneider Electric (China) Investment Co., Ltd. (2)

4.5	Amendment dated April 10, 2008, between Hainan Jin Pan Electric Co. Ltd. and Schneider Electric (China) Investment Co. Ltd. amending the License Agreement dated January 19, 2005. (2)

4.6*	Summary of Agreement Between Hainan Jinpan Electric Co. Ltd. and Guilin Jin Fu Investment Co. Ltd. to acquire Guilin Jun Tai Fu Construction and Development Co. Ltd.
4.7*	Summary of Agreement between Hainan Jinpan Electric Co. Ltd. and Siemens Ltd. China to license SIVACON 8PT low-voltage switchboard.
4.8*	Summary of Agreement between Hainan Jinpan Electric Co. Ltd. and Hainan Si Hai Industrial Commercial Consolidated Company to lease factory building in the Haikou facility.
4.9*	Summary of the Agreement between Jinpan Electric Group (Shanghai) Co. Ltd. and Beijing Shi Xin Steel Frame Co. Ltd. to construct steel frame for factory building in the Shanghai facility.
4.10*	Summary of Agreement between Jinpan Electric Group (Shanghai) Co. Ltd. and Shanghai Kai Tian Construction Group Co. Ltd. to construct factory building in the Shanghai facility.
4.11*	Summary of the Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Zhe Jiang Qing Ye Construction Design Co. Ltd. to design factory buildings, roads, and associated networks in the Guilin facility.

4.12*	Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin Institute of Survey Design to conduct construction site survey in the Guilin facility.

4.13*
Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin Institute of Architectural Design to design dormitory building, cafeteria, and certain other structures in the Guilin facility.

4.14*
Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin City Yan Shan District Tuo Mu Township Wei Jia Du Village Committee to construct enclosure wall in the Guilin facility.

4.15*
Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin City Yan Shan District Tuo Mu Township Wei Jia Du Village Committee to construct retaining wall for drainage ditch in the Guilin facility.

4.16*
Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guang Xi Construction Group No. 4 Construction Co. Ltd. to construct roadway, bridge, and drainage systems in the Guilin facility.

4.17*	Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Shanghai Zheng Hong Construction Consulting Co. Ltd. for bid management services.

4.18*
Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Beijing Shi Xin Steel Frame Co. Ltd. for the construction of steel frames for factory, office, and ancillary buildings in the Guilin facility.

4.19*	Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin Gui Gong Construction Management Co. Ltd. for construction management services.

8.1*	List of Subsidiaries

12.1*	Certification of the Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.

12.2*	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.

13.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.

14.1*	Consent of JBPB & Co.( formerly known as Grant Thornton, Hong Kong)

14.2*	Consent of Grant Thornton, China.

14.3*	Letter to the Securities and Exchange Commission from JBPB & Co. (formerly known as Grant Thornton, Hong Kong).

*	Filed herewith.

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

April 30, 2012

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited (a British Virgin Islands company) and its subsidiaries (collectively the “Company”) as of December 31, 2011 and 2010, and the related consolidated statements of income, shareholders’ equity, and cash flows for the years then ended. These  financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jinpan International Limited and its subsidiaries as of December 31, 2011 and 2010, and the results of their operations and cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), Jinpan International Limited and its subsidiaries’ internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 30, 2012 expressed an unqualified opinion thereon.

/s/ Grant Thornton

Shanghai, The People’s Republic of China
April 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited Jinpan International Limited and its subsidiaries’ (collectively the “Company”) internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, Jinpan International Limited and its subsidiaries maintained, in all material respects, effective internal control over financial reporting as of December 31, 2011, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated balance sheets of the Company as of December 31, 2011 and 2010, and the related statements of income, shareholders’ equity, and cash flows for the years then ended, and our report dated April  30, 2012 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton

Shanghai, The People’s Republic of China
April 30, 2012

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and
Shareholders of Jinpan International Limited

We have audited the accompanying consolidated statements of operations, changes in shareholders’ equity and comprehensive income, and cash flows of Jinpan International Limited and subsidiaries (the “Company”) for the year ended December 31, 2009.  These financial statements are the responsibility of the Company’s management.  Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audit provide a reasonable basis for our opinion.

In our opinion, such 2009 consolidated financial statements referred to above present fairly, in all material respects, the results of operations and cash flows of the Company for the year ended December 31, 2009 in conformity with accounting principles generally accepted in the United States of America.

/s/  JBPB & Co (formerly known as GRANT THORNTON)

Hong Kong
June 15, 2010

Jinpan International Limited and Subsidiaries
Consolidated Balance Sheets
As of December 31, 2011 and 2010

		December 31,
		2011	2011	2010
	Notes	US$	RMB	RMB
	(In thousands, except number of shares and per share data)
Assets

Current assets:
Cash and cash equivalents		24,218	152,597	182,300
Restricted cash		322	2,025	7,148
Notes receivable		19,114	120,438	35,627
Accounts receivable, net	4	110,382	695,508	501,062
Inventories, net	5	36,675	231,087	195,578
Prepaid expenses		13,251	83,496	191,657
Land use right	6	367	2,311	2,102
Deferred tax assets	9	1,010	6,361	5,466
Other receivables		3,878	24,432	29,494
Total current assets		209,217	1,318,255	1,150,434

Property, plant and equipment, net	7	37,102	233,777	212,839
Construction-in-progress		2,406	15,162	12,327
Land use right	6	15,156	95,497	40,114
Goodwill		13,371	84,245	84,245
Other assets		76	481	459
Deferred tax assets	9	34	215	215

Total assets		277,362	1,747,632	1,500,633

Liabilities and shareholders’ equity

Current liabilities:

Short-term bank loans	10	21,426	135,000	80,311
Accounts payable		22,833	143,867	87,875
Notes Payable	8	13,611	85,763	179,550
Income tax		2,335	14,714	10,990
Value added tax		1,624	10,233	11,472
Advances from customers		12,642	79,655	35,227
Commission payable		5,210	32,827	41,793
Accrued employee benefits		3,043	19,175	13,583
Government grants	11	1,777	11,194	-
Other liabilities		10,418	65,651	20,080
Total current liabilities		94,919	598,079	480,881
Long term liability:

Government grants	11	-	-	6,195
Long Term bank loans	10	1,550	9,764	10,263
Shareholders' equity:
Convertible preferred stock, US$0.0045 par value:
Authorized shares - 2,000,000
Issued and outstanding shares – none in 2011 and 2010	19	-	-	-
Common stock, US$0.0045 par value:
Authorized shares – 40,000,000
Issued and outstanding shares –16,395,456 in 2011 and 16,395,456 in 2010	19	74	605	605
Common stock-warrants		854	6,232	6,232
Additional paid-in capital		36,114	284,936	282,538
Reserves		12,023	85,321	69,107
Retained earnings	19	111,915	770,156	646,858
Accumulated other comprehensive income		20,392	(3,044)	2,371
		181,372	1,144,206	1,007,711
Less: Treasury shares at cost,
Common stock –227,306 in 2011 and 2010		(479)	(4,417)	(4,417)
Total shareholders' equity		180,893	1,139,789	1,003,294

Total liabilities and shareholders’ equity		277,362	1,747,632	1,500,633

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Income
For the years ended December 31, 2011, 2010 and 2009

		Year ended December 31,
		2011	2011	2010	2009
	Notes	US$	RMB	RMB	RMB
		(In thousands, except number of shares and per share data)

Net sales	17	218,869	1,414,289	967,074	1,084,303

Costs and expenses:
Cost of products sold		(138,579)	(895,473)	(591,591)	(625,817)
Selling and administrative		(54,292)	(350,822)	(273,518)	(245,956)
		(192,871)	(1,246,295)	(865,109)	(871,773)

Non operating income
Other income, net		2,211	14,285	15,244	5,286
Interest income		198	1,282	1,187	1,783
		2,409	15,567	16,431	7,069

Non operating expenses:
Interest expenses		(1,252)	(8,088)	(2,078)	(1,446)

Income before income taxes		27,155	175,473	116,318	218,153

Income taxes	9	(3,301)	(21,334)	(26,314)	(20,428)

Net income		23,854	154,139	90,004	197,725

Earnings per share

-Basic		US$ 1.48	RMB 9.54	RMB 5.57	RMB 12.33

-Diluted		US$ 1.45	RMB 9.37	RMB 5.46	RMB12.15

Weighted average number of shares

-Basic		16,163,696	16,163,696	16,159,893	16,028,152

-Diluted		16,456,611	16,456,611	16,457,462	16,269,440

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2011, 2010 and 2009

	Number of treasury shares	Number of common shares	Number of preferred shares	Treasury stock RMB	Warrants RMB	Common shares RMB	Convertible preferred stock RMB	Additional paid-in capital RMB	Reserves RMB	Retained earnings RMB	Accumulated Other Comprehensive Income RMB	Comprehensive Income RMB	Total RMB
	(In thousands, except for number of shares)
Balance at January 1, 2009	(412,940)	16,389,368	6,088	(6,525)	6,232	603	-	270,928	31,451	425,471	3,122		731,282
Net income	-	-	-	-	-	-	-	-	-	197,725	-	197,725	197,725
Cash dividends distributed ($0.12 per share)	-	-	-	-	-	-	-	-	-	(13,255)	-	-	(13,255)
Preferred stock to common shares	-	6,088	(6,088)	-	-	-	-	-	-	-	-	-	-
Exercise of stock options for cash	181,634	-	-	1,905	-	2	-	3,983	-	-	-	-	5,890
Employees stock-based expenses	-	-	-	-	-	-	-	6,195	-	-	-	-	6,195
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	217	217	217

Balance at December 31, 2009	(231,306)	16,395,456	-	(4,620)	6,232	605	-	281,106	31,451	609,941	3,339	197,942	928,054

Net income	-	-	-	-	-	-	-	-	-	90,004	-	90,004	90,004
Transfer to reserves									37,656	(37,656)
Cash dividends distributed ($0.12 per share)	-	-	-	-	-	-	-	-	-	(15,431)	-	-	(15,431)
Exercise of stock options for cash	4,000	-		203	-	-	-	-	-	-	-	-	203
Employees stock-based expenses	-	-	-	-	-	-	-	1,432	-	-	-	-	1,432
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(968)	(968)	(968)

Balance at December 31, 2010	(227,306)	16,395,456	-	(4,417)	6,232	605	-	282,538	69,107	646,858	2,371	89,036	1,003,294

Net income	-	-	-	-	-	-	-	-	-	154,139	-	154,139	154,139
Transfer to reserves	-	-	-	-	-	-	-	-	16,214	(16,214)	-	-	-
Cash dividends distributed ($0.14 per share)	-	-	-	-	-	-	-	-	-	(14,627)	-	-	(14,627)
Exercise of stock options for cash	-	-		-		-	-	-	-	-	-	-	-
Employees stock-based expenses	-	-	-	-	-	-	-	2,398	-	-	-	-	2,398
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(5,415)	(5,415)	(5,415)

Balance at December 31, 2011	(227,306)	16,395,456	-	(4,417)	6,232	605	-	284,936	85,321	770,156	(3,044)	148,724	1,139,789

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2011, 2010 and 2009

	Year ended December 31,
	2011	2011	2010	2009
	US$	RMB	RMB	RMB
	(In thousands)
Operating activities
Net income	23,854	154,139	90,004	197,725
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	4,301	27,791	24,449	25,512
Deferred income taxes	(139)	(895)	(3,282)	(347)
Allowance for doubtful accounts	861	5,562	1,725	2,314
Provision for inventories	388	2,508	2,307	392
Loss/(gain) on disposal of property, plant and equipment	19	121	(451)	(28)
Employee stock-based compensation	371	2,398	1,432	6,195
Changes in operating assets and liabilities
Restricted cash	793	5,123	7,087	(5,154)
Accounts receivable	(31,063)	(200,726)	(64,678)	(39,304)
Notes receivable	(13,125)	(84,811)	14,314	(16,555)
Inventories	(5,883)	(38,016)	(22,992)	42,134
Prepaid expenses	16,739	108,162	(124,888)	(34,616)
Other receivables	(532)	(3,437)	(13,260)	43
Accounts payable	8,481	54,803	16,976	(6,197)
Notes Payable	(14,514)	(93,787)	145,350	34,200
Income tax	576	3,724	(1,624)	(12,433)
Value added tax	(192)	(1,239)	(27,814)	(8,496)
Advances from customers	6,875	44,428	7,950	(26,131)
Commission payable	(1,387)	(8,966)	(46,586)	21,298
Accrued employee benefits	865	5,592	11,401	(4,474)
Government grants	774	5,000	(3,737)	5,916
Other liabilities	6,015	38,867	(960)	4,551
Net cash provided by/(used in) operating activities	4,077	26,341	12,723	186,545
Investing activities
Purchases of property, plant and equipment	(7,347)	(47,476)	(55,157)	(54,717)
Proceeds from sales of property, plant and equipment	31	201	748	747
Payment for construction-in-progress	(372)	(2,403)	-	-
Purchase of Land use right	(5,275)	(34,084)	(1,311)	-
Payment for investment in subsidiary	(1,785)	(11,535)	(200)	-
Net cash used in investing activities	(14,748)	(95,297)	(55,920)	(53,970)
Financing activities
Proceeds from bank loans	46,795	302,382	112,476	44,327
Repayment of bank loans	(38,409)	(248,192)	(33,118)	(113,111)
Proceeds from exercise of stock options	-	-	203	5,891
Dividends paid	(2,263)	(14,626)	(15,431)	(13,255)
Net cash provided by/(used in) financing activities	6,123	39,564	64,130	(76,148)

Effect of exchange rate changes on cash	1,239	(311)	(187)	7

Net increase/(decrease) in cash and cash equivalents	(3,309)	(29,703)	20,746	56,434
Cash and cash equivalents at beginning of year	27,527	182,300	161,554	105,120
Cash and cash equivalents at end of year	24,218	152,597	182,300	161,554

Interest paid	1,285	8,303	1,679	1,756
Income taxes paid	2,742	17,720	31,370	29,780

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

1.             ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the “Company”) was incorporated under the laws of the British Virgin Islands on April 3, 1997.

As of December 31, 2011, the Company had direct interests in the following subsidiaries:

Name of entity	Date of establishment	Percentage of equity interest attributable to the Company	Paid-up capital	Principal activities

Hainan Jinpan Electric Co., Ltd. (“Hainan Jinpan” )	June 3, 1997	85%	RMB 160,171,897	Manufacturing and sale of cast resin transformers

Jinpan International (USA) Limited (“Jinpan USA”)	February 18, 1998	100%	US$10,000	Marketing of cast resin transformers

Jinpan Electric (China) Co. Ltd. (“Jinpan China”)	January 12, 2007	100%	RMB 93,360,000	Manufacturing and sale of cast resin transformers

Jinpan International Limited owns 100% of the common stock of Jinpan USA, a New York corporation, and Jinpan China, a foreign-funded PRC limited liability company registered in Wuhan, Hubei China.  Jinpan International and Wuhan Jinpan Electric Co. Ltd jointly own 85% and 15%, respectively, of Hainan Jinpan, a sino-foreign cooperative joint venture registered in Haikou, Hainan China.  Jinpan China owns 100% of the common stock of Wuhan Jinpan, a domestically funded PRC limited liability company registered in Wuhan, Hubei China. Hainan Jinpan and Jinpan China jointly own 70% and 30% of Shanghai Jinpan, a domestically funded PRC limited liability company registered in Shanghai China. Hainan Jinpan also owns 100% of Jinpan Research and Development Company. The Company and its majority owned subsidiaries are hereinafter collectively referred to as the “Group.”

The Company is a holding company and its common shares, par value US$0.0045 per share,1 are referred to herein as the “Common Shares.”  Substantially all of the Group’s operations are conducted in the People’s Republic of China (the “PRC”) and its principal market is in the PRC.

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

Jinpan USA is primarily engagedin the sale of cast resin transformers and wind energy products to customers in the US and worldwide.

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

The reporting currency of the Group is Renminbi (“RMB”), the national currency of China. Solely for the convenience of the reader, the asset and liability accounts have been translated into United States dollars (“US$”) using the People’s Bank of China’s rate of RMB 6.30 to US$1, the prevailing rate on December 31, 2011, and equity accounts were translated using historical rates. Income statement accounts were translated using the average exchange rate of RMB 6.46 to US$1 for the year 2011. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Consolidation

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are directly and indirectly wholly-owned. All  intercompany accounts and transactions have been eliminated in consolidation.

(b)   Cash, Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Group maintains certain bank accounts in the PRC which are not protected by FDIC insurance or other insurance. There was approximately RMB 143 million held in non-US banks or financial institutions as of December 31, 2011. As of December 31, 2011, the Group held approximately RMB 11.1 million (US$ 1.76 million) cash in the United States of which RMB8.1 million (US$1.3 million) was in excess of FDIC insurance limits.. At December 31, 2011, the Group had approximately RMB 2.0 million restricted cash related to products guaranty insurance.

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

We periodically review our inventory for excess inventory, obsolescence.  We write down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. These reviews require management to estimate future demand for our products and evaluate market conditions. Possible changes in these estimates could result in a write down of inventory. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. If actual market conditions are more favorable than projected, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period. As of December 31, 2011 and 2010, the balance of inventories reserves was RMB 7.9 million and RMB 5.4 million respectively.

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

(g)   Construction-in-Progress

Construction-in-progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and put into use. Construction-in-progress at December 31, 2011 represents a manufacturing factory that was under construction but was not ready for occupancy at year end and machinery under installation. There is no interest related to construction-in-progress for the years ended December 31, 2011, 2010, and 2009.

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

The National People’s Congress, China’s parliament, promulgated on March 16, 2007, set a unified corporate income tax rate of 25% applicable to both domestic and foreign funded companies.  The new tax rate of 25% will take effect gradually. The applicable tax rate is 18% for calendar year 2008, 20% for 2009, 22% for 2010, 24% for 2011, and 25% for 2012. However, Hainan Jinpan was recognized as a technically advanced enterprise at the end of 2008 and is entitled to a 15% tax rate for three years commencing from January 1, 2008. Hainan Jinpan extended its status as technically advanced enterprise in 2011 and is entitled to a 15% tax rate for another three years commencing from January 2011. Jinpan China is not subject to income tax for 2008 and 2009. From 2010 to 2012, the income tax rate applicable to Jinpan China will be one half of the prevailing rate. Shanghai Jinan’s income tax rate is 25% in 2011. Shanghai T&D is taxed at 1.25% of sales. (For more information on Jinpan China’s effective tax rates, see Note 9. Deferred Tax Assets and Income Taxes.)

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

(k)   Goodwill

We adopted amended standards that simplify how entities test goodwill for impairment. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. For reporting units in which this assessment concludes that it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform goodwill impairment testing. We adopted amended standard, the adoption of these amended standards did not have an impact on our consolidated financial statements

            (l)    Foreign Currency Translation

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(m) Operating Leases

Leases, where substantially all the rewards and risks of ownership of assets remain with the leasing company, are accounted for as operating leases.  Rentals applicable to such operating leases are reported on the Consolidated Statements of Income and determined using the straight-line basis over the applicable lease term. The Operating Lease Rental Expense incurred by the Group during the years ended December 31, 2011, 2010 and 2009 amounted to RMB 3.8 million, RMB 2.9 million and RMB 2.7 million, respectively. All the operating leases were recorded as selling and administrative expense.

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

(r)    Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group’s available-for-sale securities and foreign currency translation adjustments are included in Accumulated Other Comprehensive Income (Loss). The balance of accumulated other comprehensive income at December 31, 2011 and 2010 was approximately RMB (3.0) million and RMB 2.4 million respectively.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(s)	Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation to develop new products or processes, or significantly enhance existing products or production processes, and implement new methods of design, testing of product alternatives or construction of prototypes.  The Group expenses all research and development costs as incurred.  The research and development costs incurred by the Group during the years ended December 31, 2011, 2010 and 2009 were RMB 68.6 million, RMB 51.4 million and RMB 40.8 million, respectively and all these amounts were recorded as selling and administrative expense.

(t)	Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB 1.3 million, RMB 0.6 million and RMB 3.0 million in advertising costs during 2011, 2010 and 2009, respectively and all these amounts were recorded as selling and administrative expense.

(u)   Shipping and Handling Expenses

The cost of shipping and handling is expensed as incurred and reported within Selling and Administration Expenses. The Group incurred RMB 32.6 million, RMB 24.7 million and RMB 20.5 million in shipping and handling costs during 2011, 2010 and 2009, respectively.

(v)   Stock-based Compensation

We record stock-based compensation expense based upon the grant date fair value of share-based awards. The fair value of the award is recognized as expense ratably over the requisite service periods. We use the Black-Scholes option-pricing model, which incorporates various assumptions including volatility, expected life and interest rates to determine fair value.

(For more information on the valuation methods used for options and warrants, see note 19(e), and (g), Stock Option Activity, Option Valuation Assumptions and Warranty Valuation Assumptions, respectively.)

                (w)  Product Warranty

The Group provides a basic limited warranty, which covers parts and labor, for all products, for one year.  The product warranty expense incurred in each year from 2009 through 2011 is not considered significant and the product warranty expense has not correlated with sales volume, thus, the Group recorded warranty expense as incurred. The Group incurred RMB 4.0 million, RMB 2.6 million, and RMB 1.3 million in product warranty expense during the years ended December 31, 2011, 2010 and 2009, respectively.

(x)	New Accounting Pronouncements

In June 2011, the Financial Accounting Standards Board (“FASB”) amended its guidance on the presentation of comprehensive income. Under the amended guidance, an entity has the option to present comprehensive income in either one continuous statement or two consecutive financial statements. A single statement must present the components of net income and total net income, the components of other comprehensive income and total other comprehensive income, and a total for comprehensive income. In a two-statement approach, an entity must present the components of net income and total net income in the first statement. That statement must be immediately followed by a financial statement that presents the components of other comprehensive income, a total for other comprehensive income, and a total for comprehensive income. The option under the current guidance that permits the presentation of components of other comprehensive income as part of the statement of changes in stockholders’ equity has been eliminated. The amendment becomes effective on January 1, 2012 and is applied retrospectively. Early adoption is permitted. This guidance will not have an impact on the Company’s consolidated financial position, results of operations or cash flows as it is disclosure-only in nature.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

In December 2011, The FASB issued ASU 2011-12, Deferral of the Effective Date for Amendments to the Presentation of Reclassifications of Items Out of Accumulated Other Comprehensive Income in Accounting Standards Update No. 2011-05, to indefinitely defer the effective date of the requirement to reclassification adjustments from other comprehensive income (OCI) to net income by component under ASU 2011-05, Presentation of Comprehensive Income, to allow time for reconsideration of these provisions. The deferral in ASU 2011-12 does not affect the effective date of the other presentation requirements in ASU 2011-05. The amendments in ASU 2011-05 are effective for fiscal years and for interim periods within those fiscal years, beginning after December 15, 2011 (that is, the fiscal year beginning January 1, 2012 for calendar-year entities) for public entities. The amended guidance must be applied retrospectively and early adoption is permitted. This guidance will not have an impact on the Company’s consolidated financial position, results of operations or cash flows.

In September 2011, the FASB issued a revised standard on testing for goodwill impairment. The revised standard allows an entity to first assess qualitatively whether it is necessary to perform step one of the two-step annual goodwill impairment test. An entity is required to perform step one only if the entity concludes that it is more likely than not that a reporting unit’s fair value is less than its carrying amount, a likelihood of more than 50 percent. An entity can choose to perform the qualitative assessment on none, some, or all of its reporting units. Moreover, an entity can bypass the qualitative assessment for any reporting unit in any period and proceed directly to step one of the impairment test, and then perform the qualitative assessment in any subsequent period. The revised standard is effective for annual and interim goodwill impairment tests performed for fiscal years beginning after December 15, 2011 and early adoption is permitted. In the fourth quarter 2011, we adopted amended standard, the adoption of these amended standards did not have an impact on our consolidated financial statements.

4.	ACCOUNTS RECEIVABLE, NET

Accounts receivable of the Group at December 31, 2011 and 2010 were as follows:

	2011	2011	2010
	US$	RMB	RMB
		( In thousands)
Accounts receivable-trade	113,779	716,912	516,904
Less: Allowance for doubtful accounts	(3,397)	(21,404)	(15,842)
Account Receivable-Net	110,382	695,508	501,062

Movement of allowance for doubtful accounts
Beginning at January 1	(2,514)	(15,842)	(14,947)
Reversal(provided) during the year	(991)	(6,244)	(1,725)
Less: Written off during the year	108	682	830
	(3,397)	(21,404)	(15,842)

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

5.	INVENTORIES, NET

Inventories of the Group at December 31, 2011 and 2010 were as follows:

	2011	2011	2010
	US$	RMB	RMB
	(In thousands)
Finished products	22,851	143,987	68,555
Products in process	107	675	33,736
Raw materials	14,978	94,376	98,730
	37,936	239,038	201,021
Less: provision for inventories	(1,261)	(7,951)	(5,443)
Inventories	36,675	231,087	195,578

	2011	2011	2010
	US$	RMB	RMB
	(In thousands)
Movement of provision for inventories
Balance as at January 1	(873)	(5,443)	(3,136)
Provided during the year	(388)	(2,508)	(2,307)
Less: Written off during the year	-	-	-
Balance as at December 31	(1,261)	(7,951)	(5,443)

6              LAND USE RIGHT

All lands in the PRC are state-owned and no private land ownership rights exist.

The Group has obtained land use right certificates for all its facilities except for a piece of land in Hainan which cost RMB 3.4 million. We amortize the land use right in Hainan and Shanghai on a straight line basis over 20 to 40 years which will expire from the year 2026 to 2051. We also amortize the land use right in Wuhan on a straight line basis over 50 years which will expire in the year 2057.

7.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Group at December 31, 2011 and 2010 were as follows:

	2011	2011	2010
	US$	RMB	RMB
	(In thousands)
Buildings	24,648	155,306	140,472
Machinery and equipment	25,697	161,915	142,879
Motor vehicles	3,612	22,761	19,877
Furniture, fixtures and office equipment	4,942	31,137	20,754
	58,899	371,119	323,982
Less: accumulated depreciation	(21,797)	(137,342)	(111,143)
	37,102	233,777	212,839

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

The Group’s buildings are located in the PRC and USA and the land on which the Group’s buildings are situated in the PRC are State-owned.  The property in the U.S. is owned by Jinpan Realty, LLP, a wholly owned subsidiary of Jinpan USA. Depreciation expense in 2011, 2010 and 2009 was RMB 27.9 million, RMB 24.5 million and RMB 25.5 million respectively. The depreciation was included both in cost of goods sold and selling and administrative expense.

8. NOTES PAYABLE

In 2011, Hainan Jinpan entered into material purchasing agreement with a supplier in China.  The notes were payable to the supplier and were unsecured, short term and non-interest bearing. As of December 31, 2011 and 2010, the balance of the note payable was RMB 85.8 million and RMB 179.5 million respectively.

9.             DEFERRED TAX ASSETS AND INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the State of New York.  Jinpan USA is subject to federal tax and state tax of United States.

In accordance with the relevant PRC income tax laws, Hainan Jinpan’s applicable tax rate is 25%, however, in 2008 and 2011, Hainan Jinpan was recognized as a technically advanced enterprise by the PRC government and was approved for a preferential tax rate of 15% for three years commencing from January 1, 2008 and 2011.

Jinpan China is exempt from corporate income tax for 2008 and 2009, and from 2010 to 2012 will be subject to a 12.5% tax rate in accordance with PRC income tax law.

Shanghai Jinpan is taxed at deemed profit method for 2009 and 2010. The tax rate for deemed profit method is 1.25% of sales. Shanghai Jinpan is subject to a corporate income tax rate of 25% in 2011.

Pretax income (loss) for the years ended December 31, 2011, 2010 and 2009 was taxed in the following jurisdictions with the exception of the British Virgin Islands, which is tax exempt:

	2011	2011	2010	2009
	US$	RMB	RMB	RMB
	(In thousands)
British Virgin Islands	(1,647)	(10,645)	(10,157)	(13,288)
United States of America	448	2,895	1,685	5,865
The People’s Republic of China	28,354	183,223	124,790	225,576

	27,155	175,473	116,318	218,153

Significant components of the provision for income taxes attributable to income before taxes are as follows:

	2011	2011	2010	2009
	US$	RMB	RMB	RMB
	(In thousands)
Current
Non-US	(3,258)	(21,050)	(29,404)	(17,477)
US	(182)	(1,179)	(192)	(2,951)
Deferred US	-	-	-	-
Non-US	138	895	3,282	-
	(3,302)	(21,334)	(26,314)	(20,428)

Deferred tax assets and deferred tax liabilities of the Group at December 31, 2011 and 2010 were as follows:

	2011	2011	2010
	US$	RMB	RMB
	(In thousands)
Deferred tax assets-China
Current
Allowance for doubtful accounts	510	3,211	2,263
Inventory reserves	190	1,200	593
Deferred expenses	309	1,950	2,610
	1,010	6,361	5,466
Non-Current
Depreciation	34	215	215
Total deferred tax assets-China	1,044	6,576	5,681
Deferred tax assets-USA	-	-	-
Total deferred Tax assets	1,044	6,576	5,681

Deferred tax liabilities-China	-	-	-
Deferred tax liabilities-USA
Current
Depreciation	9	56	242
Non-Current	-	-	-
Total deferred tax liabilities	9	56	242

Net deferred tax assets	1,035	6,520	5,439

Based on available evidence, management believes it is more-likely-than-not that the net deferred tax assets will be fully realized. Accordingly, the Group did not provide a valuation allowance against its net deferred tax assets at December 31, 2011. At December 31, 2011, the Group does not have any net operating loss carry forward.

The reconciliation of income tax computed using the PRC statutory rate of 25% in 2009, 2010 and 2011 to actual income tax expense is as follows:

	2011	2011	2010	2009
	US$	RMB	RMB	RMB
	(In thousands)
Computed expected income tax	7,563	48,863	26,648	65,818
Impact of tax holiday of Jinpan China and Shanghai	(4,332)	(27,984)	(18,339)	(46,827)
Effect of difference between the PRC and USA tax rate	70	455	(230)	1,485
Others Tax (credits)			18,235	(48)
	3,301	21,334	26,314	20,428

Under ASC 740, the Group recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority. , We evaluated the  Company’s overall tax positions and determined there were no material unrecognized tax benefits and there have been no material changes in unrecognized benefits since January 1, 2007. We have not filed US federal and state  tax returns as of the date of this report.

10.	BANK LOANS

Bank loans comprised:

	2011	2011	2010
	US$	RMB	RMB
	(In thousands)

Short-term bank loans	21,425	135,000	80,311
Long-term bank loan	1,550	9,764	10,263
Less: current portion	(21,425)	(135,000)	(80,311)
	1,550	9,764	10,263

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 130.0 million.  As of December 31, 2011, there was RMB 50 million outstanding balance under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 6.5%% per annum for the year ended December 31, 2011. This facility will expire in November 2012 and we intend to extend the facility for another yearHainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 120 million. As of December 31, 2011, there was RMB 40 million outstanding under this credit facility. This credit facility bears interest at the benchmark rate set by the People’s Bank of China.. This credit facility will expire in August 2012.

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 173 million.  This credit facility bears interest at LIBOR plus a margin rate.  As of December 31, 2011, there was no outstanding balance under this credit facility.  This facility will expire in November 2012 and we intend to extend the facility for another year.

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 260 million. This credit facility bears interest at the benchmark rate set by the People’s Bank of China. As of December 31, 2011, there was RMB 10 million outstanding under this credit facility.

Shanghai Jinpan has an oral credit facility from Bank of Communication for RMB 110 million of which RMB50 million was working capital facility and RMB 60 million was letter of credit facility. As of December 31, 2011, there was no outstanding balance under this credit facility. This credit facility bears an interest rate that is benchmark rate set by People’s Bank of China.  This credit facility will expire in April 2012 and we are in the process of renewing this credit facility.

Shanghai Jinpan has an unsecured letter of  credit facility from bank of China for RMB 120 million of which 50 million was working capital facility and RMB 70 million was letter of credit facility. This credit facility bears interest according to the benchmark rate set by bank of China. As of December 31, 2011, there was RMB 35 million outstanding balance under this credit facility.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Jinpan Realty has a long term mortgage bank loan of US$1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan was secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years.   There was approximately RMB 9.8 million (US$1.6 million) outstanding as of December 31, 2011. The table below reflects the principal balance due for the next five years.

Year	2012	2013	2014	2015	2016	thereafter
Principal Due in RMB	313,123	334,408	355,320	377,556	399,723	7,984.053

11.           GOVERNMENT GRANTS

Since 1998, Hainan Jinpan received grants in advance from the local Chinese government based on its past business performance and its investment in advance technologies which has to be pre-approved by the government. Government grants are recorded as deferred grant revenue until the terms of the grants are met and final approval from the government is obtained. Once these conditions are satisfied grant revenue is recognized in other income. The Group recognized income of RMB 13.2 million, RMB 13.1 million and RMB 3.0 million respectively in 2011, 2010 and 2009, respectively.

12.           DISTRIBUTION OF INCOME

According to PRC accounting rules and regulation, the Group’s China subsidiaries are required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and staff welfare and bonus fund based on 10% of its net income as reported in the statutory accounts prepared in accordance with  GAAP. The maximum amount of the aggregate of these reserves is 50% of its registered capital. The Group and its subsidiaries in China made reserved RMB 16.2 million, 37.6 million and nil million for the years ended December 31, 2011, 2010 and 2009 respectively. The remaining reserve to fulfill the 50% capital requirement is approximately RMB 254.9 million at December 31, 2011.

The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund represent appropriations made at the sole discretion of the Company’s board of directors.  The statutory reserve fund and enterprise expansion fund are used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Hainan Jinpan.  During the years ended December 31, 2011, 2010 and 2009, the directors of the Group’s China subsidiaries approved the following appropriations to reserves.

	2011	2011	2010	2009
(In thousand)	US$	RMB	RMB	RMB
Statutory reserve fund	2,509 -	16,214 -	37,656	-
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	-	-

	2,509	16,214	37,656	-

The Company declared a cash dividend of US$0.14 per common share on January 9, 2011, which was paid in 2 installments, first on February 10, 2011 and then on July 26, 2011.  The Company also declared cash dividend of US$0.14 and US$0.12  per Common Share in 2010 and 2009 respectively.  These cash dividends declared reflect the effect of 2-for–1 stock split effected in February 2010.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

13.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)          Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements.  These operating leases expire in various years through 2022. Total lease expense for the year 2011 is RMB 3.8 million.  These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2011:

	(In thousands)
	US$$	RMB
2012	283	1,828
2013	203	1,312
2014	55	358
2015	55	358
2016	55	358
2017 after	345	2,229
Total minimum lease payments	996	6,443

(2)          Capital commitments

As of December 31, 2011, the Group has commitments of RMB 19.2 million for the purchase of new machinery and construction project.

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

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2011:

US$	RMB
	(In thousands)
2012	6,089	38,369
2013	4,940	31,126
2014	3,488	21,979
2015	1,910	12,033
2016 after	9,828	61,926
Total minimum employment contract payments	26,255	165,433

   (4)           Licensee agreement

The Group is engaged in a licensee agreement with a third party that designs certain line reactors. This agreement provides us the exclusive right to manufacture, assemble, sell, and maintain the licensed products.  Licensee expense was RMB 1.2 million, RMB 0.5 million and RMB 3.4 million for the years ended December 31, 2011, 2010, and 2009, respectively. These amounts were recorded in the selling and administrative expense.

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

During 2011, the Group was dependent on two major suppliers Momentive (Hexion /Bakelite AG) and Speed Fair (Xiamen) Co., Ltd. for cast resin, which accounted for 0.93% (0.82% in 2010) and 1.28% (0.89% in 2010) of total purchases, respectively.  Additionally, the Group was dependent on two major suppliers: Wuhan Steel Processing Co., Ltd., and Thyssenkrupp Electrical Steel GmbH  for silicon steel, which accounted for 26.7% (2010: 18.84%), 11.12% (2010: 18.53%)  of total purchases, respectively. The Group is also dependent on Hainan Xinlong Copper Co. Ltd., Jiangyin Copper Co., Ltd., and Shanghai Congxin Electric Co. Ltd. for copper and aluminum, which accounted for 5.02% (2010: 5.09%) and 7.06% (2010: 5.53%) and 9.42% (2010: 7.5%) of total purchases, respectively.

A significant portion of our sales revenues is concentrated on one OEM, which is our largest customer.  Sales to our largest customer accounted for 13.6%, 9.1% and 17.7% for years 2011, 2010 and 2009, respectively.

16.	PENSION AND OTHER POST RETIREMENT BENEFITS

 Jinpan USA set up a Simple IRA plan for its employees.  The amounts employees contribute are tax deferred.  Jinpan USA, has not made any contributions since 2006.

Hainan Jinpan, Jinpan China and Shanghai Jinpan have a defined contribution retirement plan for their employees.  As required by PRC laws and organized by local government, Hainan Jinpan and Jinpan China make certain statutory contributions to the plan.  All permanent employees are entitled to an annual pension that is equal to a fixed proportion of their final annual salary at their retirement date. Hainan Jinpan and Jinpan China and its employees are required to make contributions to the retirement plan at rates of 20% and 8% of each employee’s annual salary, respectively.  Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government, which is responsible for the payments of pension benefits to retired employees.  Hainan Jinpan and Jinpan China have no obligations for the pension benefits beyond the annual contributions as described above.  The pension costs recognized by Hainan Jinpan  Jinpan China and Shanghai Jinpan during the years ended December 31, 2011, 2010 and 2009 amounted to RMB 12.6 million, RMB 5.7 million and RMB 3.5 million, respectively.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

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

Geographic area data

	Year ended December 31,
	2011	2011	2010	2009
	US$	RMB	RMB	RMB
	(In thousands)
Revenues from external customers:
United States	19,379	125,221	48,183	67,679
Europe	6,928	44,768	28,607	94,241
PRC	192,562	1,244,300	890,284	922,383
	218,869	1,414,289	967,074	1,084,303
Property, Plant, and Equipment by area:
United States	2,527	15,920	17,342	17,303
PRC	34,575	217,857	195,497	165,090
	37,102	233,777	212,839	182,393
Net Assets
United States	51,284	323,136	348,534	295,640
PRC	129,609	816,653	654,760	632,414
	180,893	1,139,789	1,003,294	928,054

18.           EARNINGS PER COMMON AND COMMON EQUIVALENT  SHARE

On January 26, 2010, the Company declared a two-for one stock split to the shareholders of record as of  February 5, 2010. Accordingly, all outstanding shares and per share data in all periods presented have been restated to reflect the stock split.

Basic earnings per share for the years ended December 31, 2011, 2010 and 2009 was computed by dividing net income of RMB 154.1 million, RMB 90.0 million and RMB 197.7 million respectively by the weighted average number of 16,163,696, 16,159,893 and 16,028,152  common shares outstanding, respectively.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Diluted earnings per share for the years ended December 31, 2011, 2010 and 2009 was computed by dividing net income of RMB 154.1 million, RMB 90.0 million and RMB 197.7 million by the weighted average number of 16,456,611, 16,457,462 and 16,269,440  common shares outstanding, respectively. The weighted average number of shares includes potentially dilutive common shares, which reflect the dilutive effect of stock options, preferred shares and warrants. Warrants to purchase 200,000 shares of common stock were not included in diluted earnings per share in 2011, because the warrants were anti-dilutive based on the treasury stock method. Reconciliation of the denominator is as follows:

	2011	2010	2009
Denominator for basic earnings per share – weighted average shares	16,163,696	16,159,893	16,028,152

Effect of dilutive securities:
Exercisable stock options	292,915	246,770	216,026
Convertible warrants	-	50,799	25,262
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	16,456,611	16,457,462	16,269,440

19.	EQUITY

As of December 31, 2009, 424,940 common shares have been repurchased at an aggregate cost of US$0.8 million, approximately RMB 6.8 million. The Company did not purchase any of its stock in the open market from 2009 to 2011.

The Company issued nil, 4,000, and 141,634 shares respectively in 2011, 2010 and 2009 from its treasury shares to the employees who exercised their stock options.

The Company’s convertible preferred stock (“preferred stock”) is convertible at any time into common shares at the rate of 1-to-1 and each share of preferred stock entitles its holder to the same number of votes as a Common Share. In the event of the Company’s liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of common shares in the distribution of assets in an amount equal to the sum of: (i) US$2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share. There was no outstanding preferred shares at the end of December 31, 2011.

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

 (b)         Stock option transactions under 1997 stock option plan

During 2009 certain employees exercised stock options to purchase an aggregate of 78,000 shares of the Company’s common stock. The Company received US$138,450 from these exercises.  No options were exercised under this plan in 2010 and 2011.

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

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

            (e)           Warrants

In March, 2007, the Company issued warrants to purchase 200,000 common shares in connection with a private placement.  This warrant is exercisable at a price of US$11.65 per share and  expired on March 15, 2012.

We measure the fair value of each warrant at the date of granting using the Black-Scholes option-pricing model. The Black-Scholes option pricing model was developed to estimate the fair value of traded warrants, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

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

            (f)           Common Shares Reserved for Options, Warrants and Preferred Stock.

	December 31, 2011	December 31, 2010

Warrants	200,000	200,000
Stock options	498,566	454,566
Preferred stock	-	-

Total	698,566	654,566

            (g)          Stock Option Valuation

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return.  The weighted-average exercise price for options outstanding as of December 31, 2011 was US$7.52. The weighted-average remaining contractual life of those options is 1.94 years.

The following assumptions were used for calculating fair value of stock options:

	December 31,	December 31,	December 31
	2011	2010	2009
Risk -free interest rate	1.22% to 1.62%	1.62% to 1.99%	1.37% to 1.62%
Average expected term (years)	3	3	3
Dividend yield	1.31%	1.62%	1.62%
Expected volatility	68.65% to 72.65%	60.64% to 68.65%	68.65% to 75.6%

The Company’s calculation of expected volatility for the year ended December 31, 2011 was based on the historical volatility of the Company’s stock price. We have adopted the guidance of ASC 718-10-S99-1 for purposes of determining the expected term for stock options. Due to limited historical data to rely upon, we use the “simplified” method in developing an estimate of expected term for stock options per ASC 718-10-S99-1.   The interest rate is based on the  U.S. Treasury yields in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(h)           Option Award Activity

A summary of the Company’s stock option activities, and related information for the years ended December 31, 2011, 2010 and 2009 are as follows:

	2011		2010		2009
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$

Outstanding at beginning of year	454,566	7.02	458,566	7.03	433,000	5.93
Granted	44,000	10.83	-	-	207,200	7.68
Exercised	-		(4,000)	7.68	(181,634)	4.21
Cancelled	-		-
Forfeited	-		-
Outstanding at the end of year	498,566	7.52	454,566	7.02	458,566	7.03
Exercisable at the year end	321,366	7.00	311,166	6.82	216,266	5.69

Weighted average grant-date fair value of options granted during the year	-		US$10.83		US$7.68

 A summary of the status of the Company’s nonvested shares for the years ended December 31, 2011, 2010, 2009 are as follows

		Weighted-Average
		Grant-Date
Nonvested Shares	Shares	Fair Value (US$)
Nonvested at January 1, 2009	113,500	12.34
Granted	207,200	7.68
Vested	(78,400)	12.65
Forfeited	-	-
Nonvested at December 31, 2009	242,300	8.23
Granted	-	-
Vested	(98,900)	10.87
Forfeited	-	-
Nonvested at December 31, 2010	143,400	7.96
Granted	44,000	10.83
Vested	(10,200)	11.65
Forfeited	-	-
Nonvested at December 31, 2011	177,200	US$8.46

The Company recognized approximately RMB 2.4 million, RMB 1.4 million and RMB 6.2 million of compensation cost for the years ended December 31, 2011, 2010 and 2009, respectively.  No income tax benefit was recognized for the years ended December 31, 2011, 2010 and 2009. The total intrinsic value of options exercised during the years ended December 31, 2011, 2010 and 2009 was RMB nil, RMB 75,000 and RMB 14.9 million respectively. The total intrinsic value of options outstanding during the year ended December 31, 2011 was RMB 1.8 million.  The total fair value of shares vested during the years ended December 31, 2011, 2010 and 2009 were approximately RMB nil, RMB 5.7 million and RMB 6.4 million respectively.  Total compensation cost related to nonvested stock options that are not recognized at the end of December 31, 2011 and will be recognized in future years is RMB 86,500. The weighted average period of nonvested stock options that is expected to be recognized is 1 years.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

The following table summarizes information with respect to options outstanding at December 31, 2011:

		Outstanding
	Options	Weighted Average
Exercise	Number	Remaining
Price	Outstanding	Contractual Life (in years)
US$ 1.77	92,000	1.73
US$ 3.67	36,000	2.04
US$ 9.03	32,166	0.19
US$11.65	73,700	1.3
US$15.28	17,500	1.3
US$7.68	203,200	2.1
US$10.83	44,000	4.2
	498,566	1.94

20.           SUBSEQUENT EVENT

a)            Cash Dividend

On January 16, 2012, the Company declared a cash dividend of US$0.14 per common share for the year 2012.  The Company made the first distribution of US$0.07 per share on February 8, 2012, to shareholders of record on January 26, 2012. The second distribution will be made during the second half of the year.

b)            Stock Option

On March 22, 2012, the Company issued options to purchase 132,166 common shares to its directors and certain employees. These options are exercisable at the price of US$8.34 per share and will expire on September 7, 2016.

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2011.

21            QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 2011 and 2010 is as follows:

	Quarter
Fiscal 2011	First	Second	Third	Fourth
RMB
Sales	196,909,519	380,237,779	427,274,276	409,867,833
Gross (loss) profit	72,204,313	145,078,827	159,911,708	141,621,618
Net (loss) income from continuing operations	18,063,583	47,520,217	54,118,583	34,436,045

Net (loss) income	18,063,583	47,520,217	54,118,583	34,436,045

Earnings per share - Basic	1.12	2.92	3.37	2.13
Earnings per share - Diluted	1.10	2.89	3.29	2.09

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

	Quarter
Fiscal 2010	First	Second	Third	Fourth
RMB
Sales	133,671,958	249,751,284	298,620,667	285,030,007
Gross (loss) profit	48,806,661	108,883,571	107,038,886	110,753,633
Net (loss) income from continuing operations	7,814,318	13,654,774	29,303,304	39,231,711
Net (loss) income	7,814,318	13,654,774	29,303,304	39,231,711

Earnings per share - Basic	0.48	0.85	1.81	2.42
Earnings per share - Diluted	0.47	0.82	1.79	2.38