Form 20-F
period 2012-12-31
JINPAN INTERNATIONAL LTD
filed 2013-04-30
CIK 1053008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2012

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

Common Shares, $0.0045 par value per share
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
.
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

PART I

Unless specifically referenced, the following entities are collectively referred in this annual report as “we,” “us” or “our”:

(1)	Jinpan International Limited (“Jinpan International”), a British Virgin Islands business company;

(2)	Jinpan International (USA) Limited (“Jinpan USA”), a New York corporation and wholly owned subsidiary of Jinpan International;

(3)	Jinpan Realty Group, LLC (“Jinpan Realty”), a New Jersey limited liability company and wholly owned subsidiary of Jinpan USA;

(4)	Jinpan Electric (China) Company Limited (“Jinpan China”), a foreign funded PRC limited liability company and wholly owned subsidiary of Jinpan International;

(5)	Hainan Jinpan Electric Company Limited (“Hainan Jinpan”), a sino-foreign cooperative venture owned by Jinpan International and Wuhan Jinpan Electric Company Ltd.;

(6)	Hainan Jinpan R&D Company Limited (“Hainan Jinpan R&D”). a Chinese enterprise wholly-owned by Hainan Jinpan;

(7)	Wuhan Jinpan Electric Company Limited (“Wuhan Jinpan”), a Chinese enterprise wholly owned by Jinpan China;

(8)	Shanghai Jinpan Electric (Group) Company Limited (“Shanghai Jinpan”), a Chinese enterprise owned by Jinpan China and Hainan Jinpan;

(9)	Jinpan Electric Group Alternative Energy Equipment (Shanghai) Co. Ltd. (“Jinpan Alternative Energy”), a Chinese enterprise wholly owned by Shanghai Jinpan;

(10)	Jinpan Electric Group Transmission and Distribution Automation Equipment (Shanghai) Co. Ltd. (“Jinpan T&D”), a Chinese enterprise wholly owned by Shanghai Jinpan;

(11)	Shanghai Dong Dian International Trading Co. Ltd. (“Shanghai Dong Dian”), a Chinese enterprise wholly owned by Shanghai Jinpan; and

(12)	Shanghai Pan-Ding Investment Co. Ltd. (“Shanghai Panding”), a Chinese enterprise wholly owned by Shanghai Jinpan.

(13)
Guilin Jun Tai Fu Electric Co. Ltd. (“Guilin JTF”), which prior to November 1, 2012 was named Guilin Jun Tai Fu Construction and Development Co. Ltd.,   a Chinese enterprise wholly owned by Hainan Jinpan.

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

We prepare our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The following selected financial data have been derived from our audited consolidated financial statements for each of the years from 2008 to 2012. The selected consolidated statement of income data for the years 2010, 2011, and 2012, and the selected consolidated balance sheet data at December 31, 2011 and 2012, have been derived from our audited consolidated financial statements set forth in “Item 18. Financial Statements.” The selected consolidated statement of income data for the years 2008 and 2009, and the selected consolidated balance sheet data at December 31, 2008, 2009 and 2010, has been derived from our previously published audited consolidated financial statements, which are not included in this report. These selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and are qualified entirely by reference to such consolidated financial statements.

		Year ended December 31,
	2012	2012	2011	2010	2009	2008
	US$(1)	RMB	RMB	RMB	RMB	RMB
	(In thousands, except per share and share data)
Income Statement Data:
Net sales	210,537	1,324,952	1,414,289	967,074	1,084,303	1,086,875
Costs of goods sold	(141,747)	(892,042)	(895,473)	(591,591)	(625,817)	(741,887)
Gross profit	68,790	432,910	518,816	375,483	458,486	344,988
Selling and administrative expenses	(53,903)	(339,221)	(350,822)	(273,518)	(245,956)	(185,055)
Income from operations	14,887	93,689	167,994	101,965	212,530	159,933
Interest expense	(1,766)	(11,115)	(8,088)	(2,078)	(1,446)	(8,433)
Non operating income	3,223	20,282	15,567	16,431	7,069	11,919
Income before income taxes	16,344	102,856	175,473	116,318	218,153	163,419
Income taxes	(2,282)	(14,363)	(21,334)	(26,314)	(20,428)	(23,742)
Net income	14,062	88,493	154,139	90,004	197,725	139,677

Earnings per share:
Basic	0.87	5.47	9.54	5.57	12.33	8.74
Diluted	0.84	5.29	9.37	5.46	12.15	8.59
Number of shares outstanding:(2)
Basic	16,170,107	16,170,107	16,163,696	16,159,893	16,028,152	15,970,160
Diluted	16,717,277	16,717,277	16,456,611	16,457,462	16,269,440	16,261,196

Dividends per share	US$ 0.18	RMB 1.13	US$ 0.14	US$ 0.14	US$ 0.12	US$ 0.12

Balance Sheet Data:
Cash and cash equivalents	18,510	116,341	152,597	182,300	161,554	105,120
Total assets	309,283	1,943,998	1,747,632	1,500,633	1,244,298	1,108,283
Net assets	192,859	1,212,189	1,139,789	1,003,294	928,054	731,282
Long term liabilities	29,395	184,789	9,451	16,458	17,410	1,090
Equity	192,859	1,212,189	1,139,789	1,003,294	928,054	731,282

Cash Flows Data
Depreciation	5,246	33,016	27,791	24,449	25,512	11,725
Capital expenditures:(3)	35,538	223,650	83,963	56,468	54,717	132,032
Ratio of earnings to fixed charges(4)	9.75%	9.75%	4.41%	1.76%	0.66%	4.91%

(1)
Our assets and liabilities are translated into United States dollars at the period-end exchange rate which is RMB 6.2855 to 1 US dollar as of December 31, 2012. Revenues and expenses are translated into United Stated dollars at weighted average exchange rates which was RMB 6.2932 to 1 US dollar for the period from January 1, 2012 to December 31, 2012. Equity transactions are translated using historical rates.

(2)	There are 40,000,000 common shares authorized and 2,000,000 shares of preferred shares authorized as of December 31, 2012.

(3)	Capital expenditures are comprised of the purchase of equipment, payment for construction-in-progress, and acquisition of land use rights.

(4)	Earnings consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expenses and amortization of deferred financing fees.

Exchange Rate Information

As used in this Annual Report, the rate of exchange for Renminbi Yuan, referred to in the financial statements as “RMB” or “Renminbi” or “Yuan,” expressed in U.S. dollars per Renminbi, using the rate published by China state administration of foreign exchange. Renminbi is the lawful currency of the People’s Republic of China or the PRC. The exchange rate published by China administration of foreign exchange on December 31, 2012 was US$1 = RMB 6.2932

The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for RMB. Amounts are expressed in RMB per US dollar 1.00.

Period	Period End	Average(1)	Low	High
		(RMB per US$1.00)
2008	6.8225	6.9193	6.7800	7.2946
2009	6.8270	6.8408	6.8226	6.8533
2010	6.6227	6.7696	6.6200	6.8328
2011	6.3009	6.4651	6.2939	6.6364
2012	6.2855	6.2932	6.2855	6.3495
December 2012	6.2855	6.2902	6.2855	6.2949
January 2013	6.2795	6.2804	6.2712	6.2897
February 2013	6.2779	6.2838	6.2779	6.2898
March 2013	6.2689	6.2755	6.2689	6.2822
April 2013(through April 23)	6.2360	6.2508	6.2342	6.2674

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

In 2012, revenue derived from the sale of cast resin transformers accounted for  74.7% of our net sales, or RMB 989.5million (US$ 157.2 million). We expect a significant portion of our revenue to continue to come from the sale of cast resin transformers. Accordingly, our future operating results will depend on the demand for this product. We cannot assure you that the market will continue to demand our product or we will be successful in marketing any new or enhanced products. If our competitors produce new products that are superior to our cast resin transformers in performance or price, demand for our product may decline. A decline in demand for our cast resin transformers as a result of competition, technological change, economic conditions, restrictions on our ability to market this product, or other factors would reduce our total revenues and harm our ability to maintain profitability.

Our operating revenues would decline significantly if we lost one or more of our largest customers, which could have a material adverse impact on our business.

A significant portion of our operating revenues are concentrated among our largest customers. Sales to our five largest customers in the aggregate for the fiscal years ended December 31, 2010, 2011 and 2012, accounted 18.1%, 27.5%, and 21.3%, respectively, of our net sales. Sales to our largest customer for those same periods accounted for 9.1%, 14.8%, and 12.7%, respectively, of our net sales. We cannot assure you that any of our principal customers will maintain their volume of business with us or that a similar volume of business will be forthcoming from new or existing customers to replace any lost business. The loss of one or more of these existing principal customers without replacement by a customer of similar volume could have a material adverse effect on our business and financial condition.

We sell most of our reactors to one large original equipment manufacturer, or OEM, and any significant decrease of sales of reactors to this large OEM would have a negative effect on the revenues we receive from the sale of reactors.

In 2012, revenue derived from the sale of reactors accounted for 5.5% of our net sales, or RMB 72.3 million (US$_11.5 million). We sell most of our reactors to one large OEM. This is in contrast to a more diversified customer base for our cast resin transformers. Any significant decrease in the sale of reactors to this large OEM could have a material adverse effect on revenue derived from the sale of reactors. In addition, if we fail to collect accounts receivable from this large OEM, we could be subject to significant financial exposure.

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

Recovery in the world’s largest economies remains fragile.  The pace of the recovery varies among regions and countries.   Uncertainties about the recovery may result in a reduction in demand in some or all of our products and downward pressure on pricing of our products, which could adversely affect our business, results of operations and financial condition. The economic and financial situation may result in: (i) customers experiencing a deterioration of their businesses, cash flow shortages and difficulty obtaining financing pursuant to which existing or potential customers may delay or cancel plans to purchase our products and could negatively impact our ability to collect accounts receivable, (ii) suppliers experiencing similar conditions, which could impact their ability to fulfill their obligations to us, (iii) a lower return on our financial investments and a lower value on some of our assets, and (iv) an increase in the cost or (v) our inability to finance future projects.   Continuing uncertainties about the recovery also make it increasingly difficult for us to predict our revenues and earnings in the future.

Our growth may be slowed if demand for electric power slows declines or if there is a decline in fixed asset investment in China.

Our products are used for the distribution of electricity.  Demand for our products is linked closely to increased demand for electrical power in China. According to the China Electricity Council (“CEC”), China consumed 4.96 trillion KWH of electricity in 2012, up 5.5% over the prior year. We cannot assure that demand for electricity will continue to grow at 2012 rates. Any material decline in the consumption of electricity in China is likely to have an adverse impact on our business.

Our products are used in infrastructure, industrial manufacturing facilities, commercial and residential buildings, and by utilities in building electric grids.  Demand for our products is affected by the level of investment in fixed assets.  According to the National Bureau of Statistics of China (“NBS”), the completed investment in fixed assets of China in 2012 was 37,467.6 billion Yuan, up by 20.3% percent over the previous year.  We cannot assure that the level of investment in fixed assets in China will continue at 2012 rates.  Any material decline in fixed asset investment in China is likely to have an adverse impact on our business.

Our growth may be slowed if there is a decline in investment in wind energy.

We supply power distribution equipment for wind turbine platforms.  In 2012, the sale of wind energy products accounted for approximately 11.8% of our net sales, or RMB 156.3 million (US$ 24.8 million).  The majority of the wind energy products we sold in 2012 were delivered to Europe and North America. Any material decline of investment in wind energy in the principal markets we serve is likely to have an adverse impact on our business.

Increase in cost, disruption of supply or shortage raw materials could harm our business.

The principal raw materials we require for our business are (1) silicon steel, which forms the core of our transformers, (2) copper and aluminum foil and wire, which wind around the core to form the coil, and (3) epoxy resin and electric isolation material, which serve as the insulation medium between coils. Prevailing prices for such commodities are subject to fluctuations due to changes in supply and demand and a variety of additional factors beyond our control, such as global political and economic conditions. Historically, prices for some of these raw materials have been volatile and unpredictable, and such volatility is expected to continue.  In the event of unexpected increases in raw material costs, we may be unable to increase our prices to offset these increased costs without suffering reduced volume, revenue or operating income. Furthermore, sustained declines in raw materials prices may put downward pressure on the price of our products and increase competition by enabling our competitors to lower the price of their products and lower the barriers of entry for new market entrants, thereby reduce our sales revenue.  Currently, we do not hedge against changes in commodity prices.

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

We primarily compete with several large transformer manufacturers as well as a number of small transformer manufacturers. Most of our major competitors in China are private enterprises or entities with partial state ownership.

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

We may also face foreign competition in China from firms such as ABB, Siemens, and Starkstrom. These and other competitors in China have greater financial and other resources than we do. Increased domestic competition in China and foreign participation may also have a material adverse effect on our financial condition and results of operations as well as our business and prospects. In addition, we may not be able to compete successfully in the future with existing or new competitors.

We may face claims or lawsuits for losses due to the failure of our products that may result in costly litigation and divert attention of our management.

Our business exposes us to liability risks that are inherent in the manufacturing and marketing of electric equipment.  Any failure of our products could result in direct and consequential losses to our customers, which could result in our customers filing claims or lawsuits against us for losses resulting from the failure of our products. If a litigant were successful against us, it could have an adverse effect on our business, financial condition, results of operations and liquidity. Additionally, a well-publicized actual or perceived problem could adversely affect our market reputation, which could result in a decline in demand for our products.  Although we have purchased some product liability and product quality insurance, the scope of these insurance policies does not include all markets to which we sell.  Furthermore, the scope and/or amount coverage of these insurance policies may not be sufficient to cover all our costs and losses.

We may be subject to trademark infringement claims by third parties that could subject us to financial liability or limit our product offerings, and our competitive position could be harmed if we are unable to protect our trademark.

We registered the trademark “JST” with the Trademark Bureau of the State Administration of Industry and Commerce in China. We believe that much of our success in growing sales and market share is due to our focus on providing high quality products and services. Achieving greater customer recognition of our trademark is important to our marketing and expansion efforts.

With regard to our current trademark or any future trademarks, we cannot be sure that any one or all of the following scenarios has not occurred or will not occur, any one of which could have a material adverse effect upon us:

●	we are unable to register other names or service marks that we may consider important;

●	our currently registered trademark or any future registered trademark currently does or will violate the proprietary rights of others;

●	our trademarks are not upheld by the Chinese government or its judicial system if challenged;

●	we are prevented from using our trademarks; or

●	we will not have the financial resources necessary to enforce or defend our trademarks.

●	we have not registered our trademark outside of China and we cannot be certain that the laws of other countries will protect proprietary rights to the same extent as do the laws of China.

We may be subject to patent infringement claims by third parties that could subject us to financial liability or limit our product offerings.

We own the rights to various utility, invention and design patents which have been granted or are pending. The patents cover aspects of our product and manufacturing technologies.  All of our patents have been issued by the Chinese government. To date, we have not filed for patent protection outside of China. Consequently, our patents provide some protection of our technology in China, but they do not provide protection elsewhere.

We currently hold a license, granted by Schneider Electric (China) Investment Co. Ltd., for the manufacture of circuit breakers. We manufacture low and medium voltage switchgear products under license from Schneider. We also hold two licenses, granted by Hitran Corporation, for the manufacture of certain VPI reactors with varnish impregnated and dry type insulation used in wind turbine platforms. We also hold a license, granted by Siemens Ltd. China to manufacture SIVACON 8pt low voltage switchboards.  If our arrangements with these licensors terminate, or expire without renewal, we could be prohibited from manufacturing and selling these products. We may not be able to enter into other license agreements, or enter into such agreements on commercially reasonable terms, to continue to manufacture switchgears and reactors. Furthermore, we may not be able to redesign our product to avoid infringement. Any required modification of our products or development of new products could also harm our business.

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

Since 1978 China has pursued a series of economic reform policies, including policies that encourage private economic activity and greater economic decentralization.  Although China has pursued such policies, the Chinese government may not continue to pursue these policies in the future, these policies may not be successful if pursued or may be significantly altered without notice, or business operations may become subject to the risk of nationalization, which could result in the total loss of any investment in China.

In recent years, the Chinese government has implemented laws to streamline the tax code, to close tax loopholes, to reduce levels of economic inequality, and to grow government revenues.  These reforms increased the effective rate of taxation on many business enterprises operating in China. Presently, some of our subsidiaries enjoy some form of preferential tax treatment in China. See Item 4 – Business Overview – Doing Business in China - China’s Corporate Income Tax. Although we expect the Chinese government to continue to offer preferential tax treatment to our Chinese subsidiaries, we cannot assure that such policies will continue. Changes in tax law or its application may subject us to increased taxation that could adversely affect our profitability.

The Chinese government regulates imports into China of certain materials and capital equipment and may also tax such imports.    We can provide no assurance that we can continue to secure the requisite Chinese government approval to import materials and capital equipment needed for our operations or that the Chinese government will not impose taxes or fees on such imports, which may raise of the cost of materials or capital equipment used in our operations.  Failure to secure the requisite approvals or the imposition of these costs could have a material adverse effect on our business, results of operations, and financial condition.

Despite recent reforms, we may be adversely affected by China’s undeveloped legal system and it may be difficult to enforce our legal rights under Chinese law or for third parties to enforce the laws of the United States or any other state in China.

China’s legal system is a civil law system, which is based on written statutes and legal cases with little precedential value. China does not have a well-developed, consolidated body of laws governing foreign investment enterprises and the laws and regulations applicable to various forms of foreign investment in China are relatively new and may require detailed interpretations by government agencies and enforcement bodies. As a result, the administration of laws and regulations by government agencies and court authorities may be subject to considerable discretion in individual cases. As legal systems in China develop, we, like other foreign business entities, may be adversely affected by new laws, changes to existing laws (or new interpretations of the laws) and preemption of provincial or local laws by national laws. In addition, in circumstances where adequate laws do exist, it still may not be possible for us to obtain swift and equitable enforcement of those legal rights under Chinese law.

Moreover, because certain directors and officers are non-residents of the United States, it may be difficult for investors to affect service of process upon these non-residents in the United States or to enforce United States judgments against them in China’s courts. There is uncertainty as to whether China’s courts would enforce:

●	judgments of U.S. courts obtained against us or these non-resident directors and officers based on the civil liability provisions of the securities laws of the United States or any state; or

●	in original actions brought in the People’s Republic of China, liabilities against us or any of these non-resident directors and officers predicated upon the securities laws of the United States or any state.

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

We utilize potentially toxic, volatile and otherwise hazardous chemicals and wastes in our research and development and production processes, and we are subject to regulations and periodic monitoring by local environmental protection and work safety authorities. In addition, we are required to comply with all PRC national and local environmental protection and work safety laws and regulations. If we fail to comply with relevant environmental, work safety and health laws, regulations and/or administrative rules relating to hazardous materials and chemicals in the future, we may be required to pay fines, suspend production or cease our business operations. In addition, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. Any failure by us to control the use of or to adequately restrict the discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business operations.

The expansion of our operations internationally may be adversely affected by economic, political, legal and other uncertainties of some foreign countries.

Although most of our products are sold to customers based principally in China, we sell to markets worldwide, including but not limited to the U.S., Europe, and Australia. In the future, our international operations and sales may be affected by the following risks, which may adversely affect Chinese companies doing business internationally:

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

We receive most of our revenues in Renminbi. The Chinese government imposes control over our foreign currency reserves in part through direct regulation of the conversion of Renminbi into foreign currency and through restrictions on foreign imports. The Renminbi is not freely convertible into foreign currencies. The Renminbi exchange rate to some other currencies can also be volatile. Yet, we may incur foreign currency obligations, such as future purchases of equipment and raw materials from abroad. As a result, we face two risks: first, where our revenues, assets, and declared dividends are translated into other currencies, the translated values may reflect volatility due to exchange rates; and second, we may face higher than anticipated costs for purchases that are required to be made in other currencies.

Since 1996, Renminbi has become fully convertible into foreign currency for payments relating to all “current account transactions,” which include, among other things, dividend payments and payments for the import of goods and services, by complying with certain procedural requirements. Foreign currency, which is required for current account transactions, can be bought freely at authorized Chinese banks, so long as the procedural requirements prescribed by law are met. Our PRC subsidiaries may retain foreign exchange in their respective current account bank accounts, subject to a maximum limit set by State Administration of Foreign Exchange (“SAFE”), or its local counterpart, for use in payment of international current account transactions. However, conversion of Renminbi into foreign currencies and of foreign currencies into Renminbi, for payments relating to “capital account transactions,” which principally includes investments and loans, generally requires the approval of SAFE and other relevant PRC governmental authorities. Restrictions on the convertibility of the Renminbi for capital account transactions could affect the ability of our PRC subsidiaries to make investments overseas or to obtain foreign exchange through debt or equity financing, including by means of loans or capital contributions from us. (For more details on SAFE restrictions concerning loans or capital contributions to our subsidiaries, see the risk factor below, “Chinese regulation of loans and direct investment by offshore holding companies to or in PRC entities may delay or prevent us from making loans or capital contributions to our PRC subsidiaries, which could materially and adversely affect our liquidity and our ability to fund and expand our business.”) At the same time, Chinese companies are also required to sell their foreign exchange earnings to authorized Chinese banks. The foreign exchange earnings may be reserved by Chinese companies or sold to authorized Chinese banks, however, both of which shall be subject to relevant approval of SAFE, unless it is otherwise provided by the state.

Fluctuation in exchange rates between the U.S. dollar and Renminbi have and will continue to affect our balance sheet and earnings per share in U.S. dollars. Fluctuations in the exchange rate have and will also affect the relative value of any earnings from and the value of any U.S. dollar-denominated investments we make in the future.

Limited hedging transactions are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedging transactions may be limited and we may not be able to successfully hedge our exposure at all. In addition, our currency exchange losses may be magnified by Chinese exchange control regulations that restrict our ability to convert RMB into foreign currency.

Future inflation in China may inhibit economic activity.

Since beginning economic reforms in 1978, China’s economy has experienced periods of rapid expansion and high rates of inflations. The NBS reported that the general level of consumer prices in China in 2012 increased by 2.6% over 2011. The Chinese government has adopted, from time-to-time, various corrective measures to restrict the availability of credit or to regulate growth and contain inflation.  To control inflation, the Chinese government may raise interest rates, impose controls on credit and/or prices, or take other actions which could inhibit economy activity in China and adversely affect the market for our products.

Our financial performance and prospects could be affected by natural calamities or health epidemics, and we have limited insurance coverage.

Our business could be materially and adversely affected by natural calamities (such as earthquake or fire), health epidemics (such as H1N1 influenza, avian influenza, severe acute respiratory syndrome), or other epidemics. Since we keep on site materials, work in progress, and some finished goods ready for shipment, there is a risk that these goods and our premises may be damaged or destroyed by earthquake, fire, and other natural calamities. Any disruption of electricity supply or any outbreak of fire or similar calamities at our premises may result in a disruption of our business.

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

Presently, the corporate income tax rate for companies operating in China is 25%. Prior to January 1, 2008, China imposed an income tax of 33% on nearly all companies and 15% on foreign invested companies operating in special economic zones, manufacturing foreign invested companies operating in eco-tech development zones or high-tech foreign invested companies operating in high-tech development zones) in China. Foreign invested companies were further eligible for preferential tax treatment exemption from EIT for the first two years and a 50% reduction in EIT for the following three years commencing from the first profitable year. China offered the preferential tax treatment to foreign invested companies to attract foreign investment into China. Effective January 1, 2008, a uniform corporate tax rate of 25% is applicable to both domestic and foreign funded companies. Under this new EIT law, the Chinese government may offer preferential tax treatment and tax incentives to qualified high-tech companies to attract high-tech investment in China. Presently, Hainan Jinpan receives preferential tax treatment. However, Hainan Jinpan may be subject to increased tax rate if it is no longer qualified as a high-tech enterprise which could adversely affect our profitability.  In addition, under the new EIT law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. “De facto management bodies” are defined in the implementation rules for the new EIT law and “tax resident enterprises” interpreted in the relevant circular issued by the State Administration of Taxation. However, currently, no official application of this new “resident enterprise” classification is available. Therefore it is unclear how tax authorities will determine tax residency based on the facts of each case. If the tax authorities determine that we, as a British Virgin Islands holding company, are a “resident enterprise” for EIT purposes, a number of unfavorable tax consequences could follow, including we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as EIT reporting obligations. It is also possible that the rules regarding “resident enterprise” classification may change in the future and possibly be retroactively applied.

On the other hand, under the new EIT law and its implementation rules, a withholding tax of 10% is applicable to dividends payable by foreign-invested enterprises to their foreign investors that are not resident enterprises unless such foreign investors’ jurisdiction of incorporation has a tax treaty with China that provides for a different withholding tax arrangement.  If we are considered to be a non-resident enterprise, the dividends we receive with respect to our shares in Jinpan China and 85% investment in Hainan Jinpan would be subject to a 10% withholding tax which will in turn affect the value of your investment in our shares.

Chinese regulation of loans and direct investment by offshore holding companies to or in PRC entities may delay or prevent us from making loans or capital contributions to our PRC subsidiaries, which could materially and adversely affect our ability to fund and expand our business.

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. Any loans or capital contributions we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with SAFE or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by shareholders and registered with the business registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of foreign loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of foreign borrowings that a foreign invested enterprise is permitted to have under PRC law. If we were to advance funds to our PRC subsidiaries in the form of foreign loans or capital contributions, which exceed the maximum amount of foreign debt that our PRC subsidiaries are permitted to incur, we may have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and the outcomes may be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of foreign borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process.

Although there is no statutory requirement for the total investment amount of a domestic company, any loans we make to our PRC affiliated entities, which are treated as PRC domestic companies rather than foreign-invested enterprises under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals and the SAFE registration.

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

As a holding company, we rely principally on dividends and other distributions on equity paid by our PRC subsidiaries for our cash requirements, including funds necessary to pay dividends on our common shares and to service any debt we may incur. In addition, substantially all of our consolidated assets are held by our subsidiaries. Accordingly, our ability to service our debt and to pay dividends on our common shares depends on the results of operations of our subsidiaries, the ability of such subsidiaries to provide us with cash, whether in the form of dividends or otherwise, our ability to pay amounts due on our obligations, and with respect to our ability to pay dividends, upon current and future agreements governing our debts and Chinese and BVI law.

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

Hainan Jinpan’s credit facility with the Industrial and Commercial Bank of China prohibits it from paying dividends or to make other distributions if Hainan Jinpan has not paid the interest or other payments due under the loan.

Other restrictions include relevant PRC laws and regulations which permit our subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, some of our subsidiaries in China are required to set aside each year a certain amount of their accumulated after-tax profits, if any, to fund certain statutory reserve and other kinds of funds. These reserves are not distributable as dividends. In addition, applicable Chinese laws and regulations require that before a wholly foreign owned enterprise (such as Jinpan China) or a Sino-foreign equity joint venture enterprise, such as Hainan Jinpan, distribute profits to its shareholders, in our case Jinpan International and Wuhan Jinpan, it must first, provide for any losses still unpaid from previous years, and make allocations, in the proportions as required by Chinese laws or approved by its board of directors, as the case may be, to certain statutory reserve funds.

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

In the last several years, numerous fraud allegations against U.S. listed China based companies have shaken the confidence of U.S. investors in these companies.  This negative market sentiment not only affect the company facing fraud allegations, but may also adversely impact the share price of other U.S. listed China based companies.

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

We may be classified as a passive foreign investment company, or PFIC, by the U.S. Internal Revenue Service for U.S. federal income tax purposes. Such characterization could result in adverse U.S. federal income tax consequences to you if you are a U.S. investor. For example, generally, U.S. investors who owned our common shares during any taxable year in which we are deemed a PFIC, are subject to increased U.S. tax liabilities and reporting requirements for that taxable year and all succeeding years, regardless of whether we actually continue to be a PFIC, although a shareholder election to terminate such deemed PFIC status may be available in certain circumstances. The same adverse U.S. federal income tax consequences will apply to U.S. investors who acquire our common shares during the current taxable year of 2013 or any subsequent taxable year if we are treated as a PFIC for that taxable year.

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

Item 4.     Information on the Company

A.            History and Development

Jinpan International Limited was incorporated in the British Virgin Islands on April 3, 1997 under the International Business Act of the British Virgin Islands. We are primarily engaged in the design and manufacture of cast resin transformers, switchgears, unit substations, VPI reactors and transformers and other power control and distribution products. Our headquarters are located at 168 Nanhai Avenue (Building 7), Haikou Free Trade Zone, Haikou, Hainan, China, and our telephone number is (86) 898-6681-1301. Our subsidiary, Jinpan USA, has administrative offices located at 390 Veterans Boulevard, Carlstadt, New Jersey 07072 and the telephone number is (201) 460 8778.  Our website is www.jinpaninternational.com.

Our predecessor, Haikou Jinpan Special Transformers Works (“Haikou Jinpan”), was established in 1993 as a manufacturer of cast resin transformers.  On June 30, 1997, we entered into an agreement with Haikou Jinpan to form a joint venture, Hainan Jinpan, pursuant to which Haikou Jinpan received a 15% equity interest in Hainan Jinpan in exchange for its contribution of buildings, equipment, and other production and related facilities to the joint venture and we received an 85% equity interest in Hainan Jinpan for our capital contribution of US$2.1 million. We took over management of Hainan Jinpan from Haikou Jinpan after our acquisition of this 85% interest. On February 13, 2007, we purchased Haikou Jinpan’s 15% interests in Hainan Jinpan for US$11 million. To maintain Hainan Jinpan’s status as a sino-foreign joint venture, we subsequently transferred 15% of its equity interest in Hainan Jinpan to Wuhan Jinpan, a subsidiary of ours that qualifies as a domestically funded limited liability company. Prior to September 2006, Hainan Jinpan was our only subsidiary in China and accounted for substantially all of our assets and sales.

In 2005 and 2006, we invested RMB 4.5 million (US$ 0.7 million) and RMB 21 million (US$ 3.1 million), respectively, on capital expenditures mainly to purchase equipment and to expand the Hainan facility. We funded these expenditures with our available cash, funds generated from operations and borrowings under credit facilities from Nan Yan Commercial Bank and the Bank of China.

In 2007, we invested RMB 33.1 million (US$4.7 million) to purchase land use right for approximately 20,000 square meters of land in Wuhan and to construct a second manufacturing facility. We financed the acquisition and construction of the Wuhan facility from the proceeds we received from the sale of our common shares in December 2006. Construction of the Wuhan facility began in early 2007 and was completed in May 2008. We began production in June 2008.

In 2008, we invested RMB 65.4 million (US$9.6 million) to purchase approximately 71,000 square meters of land use right  and buildings in Shanghai and to construct a third manufacturing facility.  We financed the acquisition using RMB 25.4 million (US$ 3.8 million) of our available cash and RMB 40.0 million (US$ 5.8 million) from secured loan facilities.  We paid back all our bank loans related to the acquisition of the Shanghai facility by the end of 2009. Construction of the Shanghai facility proceeded in tandem with our need for additional manufacturing capacity. From fourth quarter of 2008 to the end of 2012, we spent RMB 117.7 million (US$18.7 million) to renovate, construct, and equip the Shanghai facility for the manufacture of  VPI transformers and reactors and gas insulated switchgears and to build employee dormitories on site.  As the Shanghai facility has sufficient capacity to meet our customers’ demand for VPI products and gas insulated switchgears, currently we do not have plans to further expand the Shanghai facility.

In the second quarter of 2011, we acquired Guilin Jun Tai Fu Construction and Development Co. Ltd., later renamed Guilin Jun Tai Fu Electric Co. Ltd., (“Guilin JTF”) for RMB 15 million (US$ 2.3 million) and assumed debt of RMB 44.2 million (US$ 6.7 million) as a result of the acquisition.   Guilin JTF’s primary asset is land of approximately 154,000 square meters (38 acres) zoned for industrial development in Guilin, Guangxi province.  Guilin JTF also sought local government approval to purchase an adjacent lot of land use right of approximately 178,000 square meters (44 acres), but, to date, the company has not secured the requisite government approval to acquire the adjacent lot.   We acquired Guilin JTF to build a large scale manufacturing facility in southwestern China.  In early 2012, we began construction of factory buildings, administrative buildings, and employee dormitories in Guilin.   We completed their construction in January 2013.  Formal production of cast resin transformers at the Guilin facility began at the end of March 2013. We plan to gradually ramp up production at the Guilin facility over the next two to three year period.  Our production target in Guilin for 2013 is 2 to 3 million KVA.  We believe that the current manufacturing equipment in the Guilin facility can support 6 million KVA of cast resin transformer production.  We plan to add more manufacturing equipment on an as needed basis.   When fully equipped and utilized, we believe that the Guilin facility can support up to 12 million KVA of cast resin transformer manufacturing capacity.  In addition to cast resin transformers, we plan to produce in the future switchgears, unit substations, and other products in our portfolio from the Guilin facility. Capital expenditure for the construction at the Guilin facility and acquisition of manufacturing equipment was RMB 209.5 million (US$ 33.3 million) in 2012.  We financed the acquisition of Guiling JTF, construction at the Guilin facility, and the procurement of manufacturing equipment using RMB 157.8 million  (US$ 25.1 million) of secured loan facilities.  Currently, we do not plan to further expand the Guilin facility.

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

We manufacture medium voltage cast resin transformers for a variety of end uses and applications, including industrial, infrastructure and municipal projects such as factories, real estate developments, airports and subway systems. Our cast resin transformers allow high voltage transmissions of electricity to be distributed to various locations in lower, more usable voltages. We manufacture a range of cast resin transformers distinguished by application and power transforming capabilities.  We also have the capability to manufacture customized products designed to meet the customer’s specific needs. We measure production capacity for our transformer products in kilovolt amperes (“KVA”).

 In addition to cast resin transformers, we also manufacture switchgears, Vacuum Pressure Impregnated(VPI) reactors and transformers, and unit substations.  Switchgears control the flow of electricity to and from electrical equipment.  We manufacture both conventional and high end gas insulated switchgears.  VPI reactors are components of inverters and converters.  They limit currents, filter waveforms and attenuate electric noise and harmonics to help balance current and voltage output.  We produce VPI reactors for both wind and solar applications.   VPI transformers raise and lower voltage.  We manufacture VPI transformers that serve as stand-alone units for power distribution and also as component for inverters and converters.  We also manufacture variable frequency variable wattage VPI transformers customized for industrial applications.  Unit substations are integrated assemblies comprised of  high voltage switchgear, a transformer, a low voltage switchgear, a power meter and a power factor compensation device all interconnected with cables or buss bars.  Our unit substations transform high voltage electricity to lower voltages that feed into distribution transformers, which then lowers the electric voltage to levels suitable for consumer applications.  We measure our production capacity for VPI transformers in KVA and our production capacity for switchgears, reactors, and unit substations in units.

Our portfolio of wind energy products in 2012 comprised of cast resin transformers for 2.75MW wind trubines and VPI reactors for both 1.5MW and 2.5MW wind turbine platforms.  Cast resin transformers and VPI reactors for wind applications are manufactured at our Haikou and Shanghai facilities respectively. We entered the wind equipment market in 2004 when we first began to supply VPI reactors for 1.5MW wind turbine platforms to an OEM customer. In 2006, we began to supply both reactors and cast resin transformers for 2.5MW wind turbine platforms to the same OEM customer.  Most of our wind energy products are sold to one OEM customer.  Our top market for our wind energy products are North America followed by Europe.

 Revenue from the sale of our wind energy products fluctuates with broader market demand for wind turbines and also customer specific issues.  Revenue from the sale of wind energy products was RMB 156.3 million in 2012 down from RMB 230.7 million  (US$ 36.6 million) in 2011.  We received fewer than expected orders for cast resin transformers from our largest OEM customer, which contributed to lower revenue.   The OEM customer placed fewer orders in the second half of the year, because the OEM customer plans to field a new wind turbine platform.  To qualify as a supplier to the new platform, we had to submit new prototypes compatible with the new platform.  In the fourth quarter of 2012, the OEM customer approved our prototypes and qualified us as a supplier of cast resin transformers to its new platform.  We received significant orders of cast resin transformers from this customer in the first quarter of 2013.  Given the large potential market for wind energy products worldwide, and particularly in China, we are actively working to diversify our OEM customer base for our wind energy products and to establish new sales channels to address markets in China and abroad.

Business Strategy

We faced a challenging market environment in 2012.  In 2012, our annual sales revenue reached US$ 210.5 million and net income reached US$ 14.1 million, decreasing by 3.8% and 41.1% respectively over the 2011 figures.  We experienced increased price competition in China, resulting from slower economic growth and historically low materials prices. We also saw a decline in orders from our largest OEM customer for cast resin transformers for wind power applications in the second half of the year.  We are addressing these challenges by upgrading our manufacturing capabilities, expanding our product offers, growing our OEM customer base, and focusing on market opportunities in China.

Key elements of our business strategy include but are not limited to the following:

Leverage our new, state-of-the art manufacturing facility in Guilin to enhance our competitive position.

In January 2012, we completed construction of a cast resin transformer manufacturing facility in Guilin.   Formal production at the new facility began at the end of the first quarter of 2012. The Guilin facility is our fourth and largest manufacturing facility in China.  When fully equipped and utilized, the Guilin facility can support up to 12 million KVA of cast resin transformer manufacturing capacity, which would nearly double the manufacturing capacity that we had prior to the completion of the Guilin facility.  We incorporated into the Guilin facility 20 years of cast resin transformer manufacturing expertise.  The result is an integrated manufacturing facility that employs state-of-the art manufacturing equipment and streamlines work flow.  The Guilin facility is equipped with automated transformer enclosure panel assembly line and computerized transformer coil inventory system that substantially reduced the labor required for these processes.

We also re-designed our cast resin transformer to employ fill material that reduces both the environmental impact and risk to the health of our employees during the production process.  The new fill material also improves the insulation properties of our transformers.  We believe that the streamlined manufacturing process, automated production equipment, and new transformer design can lower the cost of production of our standard cast resin transformers by 5% to 10%.   With the completion of the Guilin facility,  we are the largest cast resin transformer manufacture in China in terms of capacity.   We believe that economy of scale will enable us to reduce the cost of inputs, improve efficiency, and compete aggressively in the market place in China and abroad.

Expand and Diversify our Product Offering

We continue to expand our product offerings to address new market opportunities.  From cast resin transformers, we diversified into related products including switchgears, VPI transformers and reactors, and unit substations.  Over the years, we made significant progress in expanding our product offering and adapting our products to new applications through research and development (See Item 5 – Operating and Financing Review and Prospects – Research and Development) and technology licensing.   We also maintain licenses for the manufacture of certain VPI reactors (designed for an OEM customer’s wind turbine platform) and for the manufacture of certain circuit breakers and low voltage switchboards. (See Item 4 – Business Overview – Material Agreements). We believe that enriching our product portfolio will enable us to offer a more comprehensive power distribution solutions to our customers, to reach into new markets, and to reduce the risk of overconcentration on one product line.

Grow our OEM customer base and leverage our relationships with major OEM customers to expand our global reach.

 We continue efforts to expand our OEM customer base and to diversify our export sales.  By integrating into the global supply chain of OEMs with a global presence, we can leverage the market reach of these OEM customers to effectively address a broader international market for power distribution products.  Prior to 2009, we had only one OEM customer that accounted for the bulk of our export sales.  In 2010, we successfully qualified as a supplier to a second and third OEM customer.  From 2010 to 2012, we gradually diversified our export sales.  Revenue from exports in 2012 was approximately US$ 25.7 million.  Of this total, export sales to our largest OEM customer was approximately US$ 17 million, exports to our second largest OEM customers was approximately US$ 4.2 million, and exports to other customers accounted for the remaining US$ 4.5 million.

We expect to make significant progress in expanding our OEM customer base in 2013. In 2011 and 2012, we submitted prototype cast resin transformers designed for use in on-shore and off-shore wind turbines platforms to independent laboratories for testing as per the qualifications requirements of a Europe based OEM customer that specialized in the development of wind turbines.  Despite initial setbacks, the prototypes that we submitted for testing in 2012 successfully met the OEM customer’s qualification requirements.  Currently, we are in the process of completing the supplier qualification with this customer and negotiating the terms of sale to this OEM customer.  We expect to begin selling cast resin transformers to this new OEM customer in 2013.   In addition, we are in the process of completing the qualification for two other OEM customers, which we also anticipate will be completed in 2013.

Focus on China’s Growing Electric Infrastructure Market

China remained our largest market in 2012.   Sales in China of RMB 1,157 million (US$ 183.8 million) accounted for 87.3% of our total sales revenue of RMB 1,325 million  (US$ 210.5 million) in 2012.  Despite recent moderations in the growth rate of GDP, electricity consumption, and fixed asset investment (See Item 4 – Business Overview – Background information relating to the electric transformer industry in China-Growth Drivers), we believe that the macro-trends in China - urbanization and industrialization - will continue to drive demand for power distribution equipment.   We continue to focus on the growth opportunities provided by our home market.  As a supplier of medium voltage power distribution products, we sell to broad customer base in both the public and private sectors for variety of utility, industrial, and infrastructure projects.  We are a leading manufacturer of cast resin transformers in China and currently also the largest in terms of manufacturing capacity.  We believe that we have both the capacity and opportunity to capitalize on growth of China’s power distribution equipment market.

Products

Cast Resin Transformers

            Transformers are electrical equipment that change the voltage and the current of electricity to facilitate its efficient transmission and distribution.  Transformers are commonly used at power generation facilities to increase voltage and to decrease current in order to transport electric energy across transmission lines. When the electricity reaches the end user, transformers are used to reduce voltage and to increase current to make the electricity suitable for general use.  The process of transforming voltage results in energy loss that is released in the form of heat and therefore transformers must contain effective cooling systems.  Transformers are differentiated by their cooling systems (this is one of several ways that the transformer industry classifies its products). Dry type transformers dissipate heat directly into the ambient air.  Liquid cooled transformers (e.g. oil filled transformers) dissipate heat into liquid mediums.

The cast resin transformer is a dry type transformer first developed in Germany in the 1960s as an alternative to oil-filled transformers.  In contrast to an oil filled transformer which immerse coils in oil to absorb and disperse heat, the coils of a cast resin transformer are coated with epoxy resin, which is able to withstand temperatures as high as 188 degree Celsius.  Heat passes through the epoxy and dissipates into the surrounding air.  The cast resin transformer does not compete with oil filled transformers in all applications.  Most step up transformers at power plants that increase the voltage to hundreds of thousands of volts are oil filled transformers, because at such high voltages the amount of heat generated is more efficiently dissipated through a liquid medium.   However, many step down transformers located in the electricity distribution network and at the end user’s site are dry type transformers.  Certain wind and solar farms also use dry type transformers to step up electricity for transmission.  The cast resin transformer has several advantages over the oil filled transformer, including greater efficiency, less maintenance requirements, greater fire resistance, and more environmentally friendly (the lack of cooling liquids eliminates the possibility of oil leaks).  While oil-filled transformers are still widely used in China and throughout the world, we believe cast resin transformers are  increasing in popularity because of  these advantages.

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

●
Cast resin dry type transformers for wind applications, which are used in wind farms (either in or outside the wind turbine platform) to step up voltage of the electricity generated for transmission in medium voltage electric grids;

●	Cast resin dry type transformers for solar applications, which are used in solar farms to step up voltage of the electricity generated for transmission to medium voltage;

●	Cast resin dry type transformers for Polycrystalline Silicon Reduction Furnace, which are used by manufacturers to deliver power to polycrystalline manufacturing facilities;

●
Cast resin dry type isolation transformers, which provide galvanic isolation to transfer power between two circuits not connected together and to protect against electric shock and suppress electric noise is sensitive devices; and

●
Cast resin dry type transformers with amorphous alloy core, which are energy efficient and used in a wide infrastructural, commercial, and residential to step down voltage of electricity from the electric grid to lower levels.

VPI Transformers and Reactors

The VPI (Vacuum Pressure Impregnated) transformer is one of two popular dry type transformers (the other being the cast resin dry type transformer).   In contrast with the cast resin dry type transformer, the coils of the VPI transformer are coated with varnish (comprised primarily of polyester resin) instead of epoxy resin.  The varnish coating serves as an insulation medium.  VPI transformers are manufactured using a process that applies varnish coating to the coils in interchanging cycles of pressure and vacuum.  The coils are then cured in an oven.  This manufacturing process allows for better penetration of the varnish into the coils.

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

Switchgears

The switchgear is electric equipment comprised of a combination of electrical disconnect switches, fuses, or circuit breakers.  Through the control of the flow of electricity, the switchgear protects, and isolates electrical equipment.  The switchgear is used to de-energize equipment to allow maintenance work to be performed safely and to clear faults in the grid downstream.   Consequently, the switchgear is an important piece of equipment, because it is directly linked to the reliability of the electricity supply.

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

 Net sales by Products and Geographic Market

Our net sales by product for the years ended December 31, 2012, 2011, and 2010 is as follows:

	2012	2012	2011	2010
	US$	RMB	RMB	RMB
	(In thousands)

Cast Resin Transformers	166,687	1,048,995	1,097,724	739,896

Switchgears and Unit substations	25,994	163,585	209,815	156,647

VPI transformers	6,376	40,125	-	-

Line Reactors	11,480	72,246	106,750	70,531

Total	210,537	1,324,951	1,414,289	967,074

Our Wind products are classified within cast resin transformers and line reactors.

Our net sales by geographic market is as follows:

	2012	2012	2011	2010
	US$	RMB	RMB	RMB
	(In thousands)
Net Sales
United States	17,216	108,347	125,221	48,183
Europe	9,520	59,910	44,768	28,607
PRC	183,801	1,156,695	1,244,300	890,284
Total	210,537	1,324,952	1,414,289	967,074

Background information relating to the electric transformer industry in China

Growth Drivers

We believe that the demand for electricity distribution in China is driven by two macro trends – the growth in electricity consumption and infrastructure developments – resulting from China’s industrialization and urbanization.  China’s economic growth underlies both of these growth drivers.

The Chinese economy continued to expand in 2012, albeit at a slower pace than in the prior decade.  According to the NBS, China’s gross domestic product in 2012 was 51,932.2 billion Yuan, up by 7.8% over the prior year.  Of this total, the value added of the primary industry was 5,237.7 billion Yuan, up by 4.5% over the prior year, that of the secondary industry was 23,531.9 billion Yuan, up by 8.1% over the prior year, and that of the tertiary industry was 23,162.6 billion Yuan, up by 8.1% over the prior year.   The value added of the primary industry accounted for 10.1% of the GDP, that of the secondary industry accounted for 45.3%, and that of the tertiary industry accounted for 44.6%.  Growth in the secondary and tertiary sectors, which encompass  industrial and service sectors, tend to correlate with increase in electricity consumption and infrastructure spending.

According to the CEC, China consumed 4.96 trillion KWH of electricity in 2012, up by 5.5% over the prior year period.  Electricity consumption grew in the secondary and tertiary sectors, growing at 3.9% and 11.5% over the prior year period respectively.  Electricity consumption for the primary sector held steady at 2011 levels.  Residential consumption of electricity increase over the prior year period by 10.7%.  Compared to 2011, the rate growth in electricity consumption declined by 6.5%.  Measured on a quarterly basis, growth in electricity consumption for each quarter of 2012 compared to the prior year period were 6.8%, 4.3%, 3.6%, and 7.2% respectively.  The slower annual growth corresponds with slower global growth and macro-economic controls that dampened growth in China.  The fluctuation in quarterly electricity consumption corresponds to fluctuations in quarterly GDP growth. Monthly growth in electricity consumption in November and December were among the highest in 2012. Higher rate of electricity consumption by China’s manufacturing sector in the fourth quarter is a significant factor that contributed to that quarter’s growth in electricity consumption.   For 2013. The CEC projects, based on estimated GDP growth of 7.5% to 9%, that electricity consumption in China will grow by 6.5% to 8.5%, reaching 5.28 trillion KWH to 5.38 trillion KWH.

China continued a high level of investment in fixed assets in 2012, According to the NBS, the completed investment in fixed assets of the country in 2012 was 37,467.6 billion Yuan, up by 20.3% over the previous year.  The real growth was 19% after deducting the price factors.   Of the total investment, the investment in fixed assets (excluding rural households) was 36,483.5 billion Yuan, up by 20.6%, and investment in rural households reach 984.1 billion Yuan, up by 8.3%.  In the investment in fixed assets (excluding rural households), the investment in the primary industry was 900.4 billion Yuan, up by 32.2%, that in the secondary industry was 15,867.2 billion Yuan, up by 20.2%, and that in the tertiary industry was 19,715.9 billion Yuan, up by 20.6%.  In 2012, the investment in real estate development was 7,180.4 billion Yuan, up by 16.2%. While the level of investment in fixed assets remained high in 2012, the rate of growth of such investment moderated. The growth rate of investment in fixed assets in 2012 declined by 3.5% compared to 2011.  We believe that China’s investment in fixed assets will continue at elevated levels as the country continues down the path of urbanization and industrialization.  Over the long term, we expect the rate of growth of investment in fixed assets to gradually moderate as the country’s economy transition from primarily investment and export driven growth to more consumption driven growth.

Growth in Electric Generation and Distribution Capacity

We believe that growth in electricity generation and transmission capacity leads to downstream investments in distribution capacity, because power generated and transmitted need to reach end users in usable lower voltages.   The majority of the electrical equipment we manufacture is under 35KV.    Consequently, we benefit from China’s investment in power generation and transmission capacity.

China continued adding to its power generating capacity in 2012, albeit at a slower pace than in 2011. According to the CEC, China added 80.2 million KW of new electricity generation capacity in 2012, which brings the country’s total electricity generation capacity to 1.145 trillion KW, an increase of 7.6% over 2011.  China completed investment of RMB 377.2 billion in new power generation capacity in 2012.  Of the amount invested, completed investment in hydro-electric power was RMB 127.7 billion, an increase of 31.5% over the prior year period; completed investment in thermal power was RMB 101.4 billion, a decrease of 10.5% over the prior year period; completed investment in nuclear power was RMB 77.8 billion, an increase of 1.8% over the prior year period, and completed investment of RMB 61.5 billion in wind power, a decrease of 31.8% over the prior year period.  Compared to 2012, the growth rate of new investments in power generation capacity in 2012 was 3.9% slower than that in 2011.

China continued to invest in power grid development in 2012 at the same level that it invested in 2011.  According to the CEC, in 2012 the cumulative length of line circuits that are 220KV and above and public power transforming capacity reached 507,000 kilometers and 2.28 billion KVA, respectively, a 6.7% and 8.3% increase over 2011.   China completed investment of RMB 369.3 billion in 2012, an increase of 0.2% over that in 2011.

In China, overall demand and supply of electric power was balanced, with some excess supply from the north eastern and north western regions, and tight supply in the southern regions in the first half of the 2012.  We believe that China will continue to invest in new power generating capacity and power grid development.  However, given that supply and demand have reached equilibrium, the rate of growth of such investment will moderate and correspond to new economic growth rather than efforts to address any structural gaps in capacity.

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

The two main categories of dry type transformers that currently dominate the market are cast resin and open ventilated dry type transformers.  Cast resin dry type transformers are predominant in Europe, Japan, and newly developed markets in Asia, including China.  Open ventilated dry type transformers are widely used in North America. Since sales of cast resin dry type transformers comprise approximately three quarters of our total sales revenue in 2012 and most of our sales are in China, the present discussion focuses on China’s cast resin dry type transformer industry.

The world’s first cast resin dry type transformer was developed in Germany in 1964.  It was first introduced to the Chinese market in the 1980s.  Because China imported much of its dry type transformer manufacturing technology from Europe, the cast resin dry type transformer became the predominant type of dry type transformer in the country’s market.

 According to a report published by the market research firm China Industry Research Net titled “Cast Resin Transformer Market Analysis and Trends 2013-2018” (the “CIR Report”),  95% of the dry type transformers manufactured in China are cast resin dry type transformers.  China’s production of cast resin dry type transformers has grown at a fast pace.  According to the CIR Report, the total industry output value of China’s dry type cast resin transformer industry reached RMB 8,962 billion in 2012, an increase of 24.9% over that in 2011, and total industry output values from 2007 to 2012 are as follows:

Year	Industry Output Value	Growth Rate
2012	RMB 8.962 billion	24.9%

2011	RMB 7.169 billion	28.9%
2010	RMB 5.560 billion	22.8%

2009	RMB 4.527 billion	17.6%
2008	RMB 3.848 billion	25.9%

2007	RMB 3.056 billion	18.4%

China’s demand for cast resin dry type transformers has also grown at a fast clip albeit slower than production growth.   According to the CIR Report, China’s demand for cast resin dry type transformers in 2012 reached RMB 6.607 billion, an increase of 18.8% over 2010.  According to the CIR Report, China’s demand for cast resin dry type transformers from 2007 to 2012 is as follows:

Year	Demand	Growth Rate
2012	RMB 6.607 billion	18.8%

2011	RMB 5.563 billion	16.4%
2010	RMB 4.778 billion	15.0%

2009	RMB 4.155 billion	14.7%
2008	RMB 3.621 billion	10.8%

2007	RMB 3.267 billion	19.4%

China’s dry type transformer market remained very competitive in 2012.  Low prices of silicon steel, a major cost component of cast resin transformers, enabled more price competition among transformer manufacturers.  Low silicon steel prices also lowered barriers to new market entrants.  The new entrants, though usually small, added capacity to the market and increased price competition at the lower end of the market.  Compared to standard distribution transformers, the pricing for high end customer transformers held up better.  Customers of high end custom transformers also tend to place greater emphasis on design, quality, and reliability. The high end transformer market is only accessible to a few large high quality manufacturers  because of the engineering and manufacturing resources required to custom design and produce high quality transformers for demanding industrial and power applications.

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

The high and low voltage windings are then wrapped around a silicon steel core. The core is composed of silicon steel, which has been cut using automated steel cutting machines. The cut silicon steel are assembled and stacked by our assembly table machines to form the core of a transformer. As one of the most important components of a transformer, the core is used as a transforming medium of electric energy during the transforming process.

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

How Our VPI Transformers and Reactors Are Manufactured

Our VPI transformers and reactors use high temperature polyester varnish as insulation.  We use a manufacturing process known as varnish pressure impregnation.  Once our VPI transformers and reactors are assembled, we place the assembly in a special container and submerse it in varnish under vacuum conditions and the cure it in an oven.  The resulting product is protected from moisture and dirt.  Our VPI transformers and reactors are smaller in size in terms of both dimensions and capacity.  We manufacture VPI transformers and reactor for a range of specialized applications, including for the distribution of wind and solar power and for use with variable frequency drives.

How Our Switchgear Products Are Manufactured

We manufacture a range of medium and low voltage switchgear products for the China market. We use sheet metal to manufacture switchgear enclosures, coat the enclosure, and assemble switchgears using high quality components from brand name suppliers such as Siemens and Schneider.  We strictly implement ISO 9000 to ensure manufacture of high quality products.

We recognized that switchgears are highly customized products.  Recognizing that providing solutions and quality service to customers is key to our success, we assembled a team of seasoned engineers.  Our engineers work with customers to provide custom designed solutions and after sales support from installation to operations.  We design our switchgear products and also license component designs from high quality suppliers such as Schneider Electric and Siemens.

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

The price of epoxy resin remained relatively stable in 2012.  Silicon steel prices continued to decline and the price of copper and aluminum decreased slightly.  In 2012, the price of silicon steel, copper, and aluminum averaged RMB 15,200 per ton, RMB 58,500 per ton, and RMB 15,900 per ton respectively, compared to average price of RMB 17,000 per ton, RMB 65,000 per ton, and RMB 17,000 per ton respectively in 2011.     We expect the prices of these raw materials to remain stable in 2013, due to a gradual economic recovery in China, U.S. and Europe.

Other raw materials required to produce our products include glass fiber and quartz powder. We purchase our glass fiber and quartz powder from local suppliers in nearby regions and believe that these materials are readily available.

Our sales and marketing network

We have an extensive sales and marketing network in China, which consists of 38 regional sales offices located in various cities. We employ 148 salaried sales representatives who are based at our regional sales offices. In addition to sales representatives at our regional offices, we staff our manufacturing facilities at Haikou, Wuhan, Shanghai, and Guilin with sales support personnel.

Our significant customers

Sales to our five largest customers for fiscal years ended December 31, 2010, 2011, and 2012 accounted for  18.1%, 27.5%, and 21.3% of total sales, respectively. Sales to our single largest customer for those same periods accounted for 9.1%, 14.8%, and 12.7% of our net sales, respectively.

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

Material Agreements

We entered into two agreements with Hitran Corporation, a New Jersey corporation, to license designs for certain line reactors used on wind turbines on April 30, 2008 and November 14, 2008, respectively. Pursuant to the license agreements, Hitran Corporation granted us the exclusive and co-exclusive to use the licensed designs to manufacture, assemble, sell, maintain and repair certain licensed products. Hitran Corporation also granted us the right to use Hitran’s trademark on the licensed products. We agreed to pay Hitran a royalty fee equal to a percentage of net sales of the licensed products. Both agreements had a term of five years.  In April 2013, we are in the process of renewing both agreements.

In April 2008, we entered into agreement with Schneider Electric (China) Investment Co. Ltd., a Chinese affiliate of Schneider Electric to manufacture under license certain circuit breakers for use in our switchgears.  Pursuant to the license agreement, Schneider granted us a non-exclusive right to manufacture, assemble, sell, maintain, and repair certain circuit breakers in the PRC.  Schneider also granted us the right to use certain trademarks on the licensed products.  We renew these license agreements annually.  The license for Blokset switchgear is renewed in January 2013 and expires in January 2014.

In May 2011, Hainan Jinpan entered into agreement with Siemens Ltd. China, a Chinese affiliate of Siemens, to manufacture under license low voltage switchboard SIVACON 8pt.  Pursuant to the license agreement, Siemens granted Hainan Jinpan a non-exclusive, non-transferable license to manufacture low voltage switchboard SIVACON 8pt.  Siemens also granted Hainan Jinpan the right to use of the trade mark SIVACON for the purpose of labeling the low voltage switchboard manufactured under the license.  The initial term of the agreement is three (3) years from the effective date of the agreement of March 9, 2011.  At the end of the initial three (3) year term, the agreement will automatically renew for one (1) year terms, unless either party gives notice to the other, six (6) month prior to the end of the current term, of intent not to renew the agreement.

In August 2011, Hainan Jinpan entered into agreement with Hainan Si Hai Industrial Commercial Consolidated Company to lease factory building unit number 5 in the Jinpan Development Area.  Factory building unit 5 is 6952 square meters. Pursuant to the agreement, the lessee, Hainan Jinpan, pays the lessor, Hainan Si Hai Industrial Commercial Consolidated Company, rent of  RMB 75,472 per month on a quarterly basis. The lease expires on December 31, 2013
.
In May 2011, Shanghai Jinpan entered into agreement with Beijing Shi Xin Steel Frame Co. Ltd. for the construction of the steel frame for a factory building at the Shanghai facility.  The agreement provided that the construction of the steel frame would commence on May 5, 2011 and be completed on July 19, 2011.  The price for the construction of the steel frame was RMB 6.3 million.    In May 2011, Shanghai Jinpan entered into agreement with Kai Tian Construction (Group) Co. Ltd. for the construction of the aforementioned factory building.  The agreement provided for the construction to commence on May 5, 2011 and to be completed on July 30, 2011.  The price for the construction was RMB 4.4 million.  The construction of the factory building has been completed.

From July 2011 to February 2012, Guilin JTF entered into a series of agreements with architectural design firms, local government enterprises, management companies, and construction companies relating to the design, survey, management of bidding and construction activities, and the construction of the factory buildings and supporting infrastructure at the Guilin facility.  The table below provides a list of agreements related to the construction of the Guilin Facility:

Contracting Party	Contract Description	Contract Price	Contract Date (Month/Year)
Zhe Jiang Qing Ye Construction Design Co. Ltd.	factory building design	RMB 458,000	February 2011
Guilin Institute of Survey Design	construction project survey	RMB 139,000	July 2011
Guilin Institute of Architectural Design	workers dormitory and cafeteria design	RMB 381,000	August 2011
Guilin City Yan Shan District Tuo Mu Township Wei Jian Du Village Committee	construction of enclosure wall (including materials cost)	RMB 624,000	October 2011
Guilin City Yan Shan District Tuo Mu Township Wei Jian Du Village Committee	construction of drainage ditch retaining wall (including materials cost)	RMB 1,099,000	November 2011
Guang Xi Construction Group No. 4 Construction Co. Ltd.	construction of roads, bridge, and water drain/sewer network within the facility (including materials cost)	RMB 5,300,000	November 2011
Shanghai Zheng Hong Construction Consulting Co. Ltd.	Construction bid management	RMB 30,000	December 2011
Beijing Shi Xin Steel Frame Co. Ltd.	Construction of factory building steel frame (including materials cost)	RMB 43,000,000	December 2011
Guilin Gui Gong Construction Management Co. Ltd.	construction management and oversight services	RMB 330,000	February 2012

In May 2012, China Bank of Communications Hainan Branch entered into agreement with Guilin JTF. The bank granted the Guilin JTF a revolving credit line in the amount of RMB 100 million to fund operations and procurement of materials.  The revolving credit line is available for a term of 2 years.  Any loan made under the revolving credit line is due within 1 year from the date of the loan.   The annual interest rate on outstanding loans under the line is fixed at the Bank of China’s benchmark rate at the time of the issuance of a loan plus 5%.   The bank also granted the Guilin JTF a credit line in the amount of RMB 150 million to fund the development of the manufacturing facility in Guilin.  The credit line is available for a term of 1 year.  Any loan made under the credit line is due within 7 years from the date of the loan.  The annual interest rate on  outstanding loans under the line is the Bank is fixed at the Bank of China’s benchmark rate at the time of the issuance of a loan plus 5%.

In May 2012, China Bank of Communications Guilin Branch entered into agreement with Guilin JTF.  The bank granted the Guilin JTF a revolving credit line in the amount of RMB 40 million to fund operations and procure materials after the completion of the manufacturing facility in Guilin. The revolving credit line is available for a term of 2 years.    Any loan made under the revolving credit line is due within 1 year from the date of the loan. The annual interest rate on outstanding loans under the line is fixed at the Bank of China’s benchmark rate at the time of the issuance of a loan plus 5%.  The bank granted Guilin JTF a credit line in the amount of RMB 60 million to fund the development of the manufacturing facility in Guilin.  The credit line is available for a term of 1 year.  Any loan made under the credit line is due within 7 years from the date of the loan.  The annual interest rate on outstanding loans under the credit line is the bank is fixed at the Bank of China’s benchmark rate at the time of the issuance of a loan plus 5%. The bank approved the Guilin JTF’s request for a sight letter of credit in the amount of RMB 20 million that can be used within a 2 year period.  Guilin JTF must repay the Bank immediately for the credit issued. The letter of credit is for the procurement of equipment for the manufacturing facility in Guilin.  The bank approved Guilin JTF’s request for a usance letter of credit in the amount of RMB 20 million that can be used within a 2 year period.  Guilin JTF has 1 year to pay the Bank for the credit issued.  Applicable interest rate and fees will be according to the Bank’s policies.

In May 2012, China Bank of Communications Guilin Branch, the mortgagee, entered into a mortgage agreement with Guilin JTF, the mortgagor.  Guilin JTF mortgaged to the bank the land use rights associates with the its manufacturing facility in Guilin and rights to structures thereon (the “Collateral”).  The bank and the Guilin JTF entered into the agreement to provide collateral for the loans up to RMB 350 million to be made by the bank to the Guilin JTF from May 2012 to May 2015.  The Collateral secures loan principal, interest, compound interest, penalty interest, liquidated damages, compensatory damages, and costs associated with bank’s enforcement of its rights under this Agreement.

In May 2012, China Bank of Communications Guilin Branch, the guarantee, entered into a Guarantee Agreement with Hainan Jinpan, the guarantor.  Hainan Jinpan provided guarantees to the bank for credit – for fixed asset investment, operations, and letter of credit – extended to Guilin JTF between May 2012 and May 2019 up to RMB 350 million.

Our competitors in the electric transformer business

In the cast resin transformer market, we compete against a few large transformer manufactures and a large number of smaller manufacturers.   In China, our major competitors are Chinese enterprises that are either privately owned or partially state –owned (usually as a result of the re-organization of formerly state-owned enterprises).  We believe that foreign cast resin transformer manufacturers currently do not pose a significant competitive threat to us in China, because of their prices and costs are usually higher than that of Chinese manufacturers.  However, we may face increased competition in the future as foreign manufacturers source more of their production to China or enter into joint ventures with manufacturers in China.  Outside of China, we compete against the transformer manufacturing units of some large and well established firms.  We believe that our largest competitor in U.S. and Europe, our two top export markets, is ABB. Although some of our competitors entered the market before us, we believe that the scale and efficiency of our operations, the quality of our products, and our growing brand recognition enable us to compete effectively both at home and abroad. To the best of our knowledge, none of our transformers have been the cause of any major accident.  We have a track record of good product quality and customer service.

Seasonality

Historically, our revenue has fluctuated quarterly and has generally been the higher in second half of the year primarily due to the seasonal demand of our customers.  We believe that the seasonality is due to the procurement cycles of our domestic Chinese customers which tend to be heavily weighted in the second half of the year.    In 2012, the first, second, third, and fourth quarter represented 20.3%, 26.5%, 28.1% and 25.1% of full year net sales, respectively.   For the full year 2013, we expect a steady growth in sales through much of the year.  We believe that the seasonality in 2013 sales will remain similar to 2012.

Doing Business in China

China’s Corporate Income Tax

Presently, the corporate income tax rate for companies operating in China is 25%. Prior to January 1, 2008, China imposed an income tax of 33% on nearly all companies and 15% on foreign invested companies operating in special economic zones, manufacturing foreign invested companies operating in eco-tech development zones or high-tech foreign invested companies operating in high-tech development zones) in China. Foreign invested companies were further eligible for preferential tax treatment exemption from EIT for the first two years and a 50% reduction in EIT for the following three years commencing from the first profitable year. China offered the preferential tax treatment to foreign invested companies to attract foreign investment into China. Effective January 1, 2009, a uniform corporate tax rate of 25% is applicable to both domestic and foreign funded companies. Under this new EIT law, the Chinese government may offer preferential tax treatment and tax incentives to qualified high-tech companies to attract high-tech investment in China. Presently, Hainan Jinpan receives preferential treatment. However, Hainan Jinpan may be subject to increased tax rate if it is no longer qualified as a high-tech enterprise. As a result of the new tax law, our subsidiaries will be subject to increased tax rates which could adversely affect our profitability.

In addition, under the new EIT law, an enterprise established outside of China with “de facto management bodies” within China is considered a “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. “De facto management bodies” are defined in the implementation rules for the new EIT law and “tax resident enterprises” interpreted in the relevant circular issued by the State Administration of Taxation. However, currently, no official application of this new “resident enterprise” classification is available. Therefore it is unclear how tax authorities will determine tax residency based on the facts of each case. If the tax authorities determine that we, as a British Virgin Islands holding company, are a “resident enterprise” for EIT purposes, a number of unfavorable tax consequences could follow, including we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as EIT reporting obligations. It is also possible that the rules regarding “resident enterprise” classification may change in the future and possibly be retroactively applied.

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

Shanghai Jinpan.  Shanghai Jinpan corporate income tax rate was 25% in 2011 and 2012.

Although we expect the Chinese government to continue to offer preferential tax treatment to our Chinese subsidiaries, such policies may not continue indefinitely. As a result of the new tax law, we may be subject to increased taxation which could adversely affect our profit.

Chinese Regulation on Dividends

Applicable Chinese laws and regulations require that before a foreign invested enterprise distributes profits to its shareholders, it must first do the following:

●	settle up tax-related penalty or fine and provide for losses of assets that have been confiscated;
●	provide for any losses still unpaid from previous years; and
●
make allocations, in the proportions as determined by the discretion of the board, to a reserve fund, an enterprise expansion fund and an employee welfare fund. However, a wholly foreign owned enterprise is not required to have an enterprise expansion fund although it must set aside at least 10% of its after–tax profits to its reserve fund until the accumulated amount of such reserve fund has reached 50% of its registered capital.

For more information on limitations of our subsidiaries to pay dividends to us, its parent company, see Item 8. Financial Information – Dividend Policy.

Chinese Regulation of Loans and Direct Investment by Offshore Holding Companies

We are an offshore holding company conducting our operations in China through our PRC subsidiaries. Any loans or capital contributions we make to our PRC subsidiaries cannot exceed statutory limits and must be registered with SAFE or its local counterparts. Under applicable PRC law, the government authorities must approve a foreign-invested enterprise’s registered capital amount, which represents the total amount of capital contributions made by shareholders and registered with the business registration authorities. In addition, the authorities must also approve the foreign-invested enterprise’s total investment, which represents the total statutory capitalization of the company, equal to the company’s registered capital plus the amount of foreign loans it is permitted to borrow under the law. The ratio of registered capital to total investment cannot be lower than the minimum statutory requirement and the excess of the total investment over the registered capital represents the maximum amount of foreign borrowings that a foreign invested enterprise is permitted to have under PRC law. If we were to advance funds to our PRC subsidiaries in the form of foreign loans or capital contributions, which exceed the maximum amount of foreign debt that our PRC subsidiaries are permitted to incur, we may have to apply to the relevant government authorities for an increase in their permitted total investment amounts. The various applications could be time-consuming and the outcomes may be uncertain. Concurrently with the loans, we might have to make capital contributions to these subsidiaries to maintain the statutory minimum registered capital and total investment ratio, and such capital contributions involve uncertainties of their own. Furthermore, even if we make loans to our PRC subsidiaries that do not exceed their current maximum amount of foreign borrowings, we will have to register each loan with SAFE or its local counterpart for the issuance of a registration certificate of foreign debts. In practice, it could be time-consuming to complete such SAFE registration process.

Although there is no statutory requirement for the total investment amount of a domestic company, any loans we make to our PRC affiliated entities, which are treated as PRC domestic companies rather than foreign-invested enterprises under PRC law, are also subject to various PRC regulations and approvals. Under applicable PRC regulations, international commercial loans to PRC domestic companies are subject to various government approvals and the SAFE registration.

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

Legal system

China’s legal system is a civil law system, which is based on written statutes and legal cases with little precedential value. China does not have a well-developed, consolidated body of laws governing foreign investment enterprises and the laws and regulations applicable to various forms of foreign investment in China are relatively new and may require detailed interpretations by government agencies and enforcement bodies. As a result, the administration of laws and regulations by government agencies and court authorities may be subject to considerable discretion in individual cases. As legal systems in China develop, we, like other foreign business entities, may be adversely affected by new laws, changes to existing laws (or new interpretations of the laws) and preemption of provincial or local laws by national laws. In addition, in circumstances where adequate laws do exist, it still may not be possible for us to obtain swift and equitable enforcement of those legal rights under Chinese law.

Environmental laws

Environmental protection in China is regulated in accordance with the Environmental Protection Law of the People’s Republic of China, which became effective on December 26, 1989, the Environment Impact Assessment Law, the Administrative Regulations on Environmental Protection for Construction Projects, the various laws on the protection and control of air, water, noise, solid wastes pollution, etc. These laws and regulations set national standards for environmental quality and monitoring as well as for the utilization of natural resources and the reduction of pollution. In addition, since there has been a growing awareness of environmental issues in China, enterprises may be expected to meet a standard which is higher than the requirement under the prevailing environmental laws and regulations. We have adopted environmental protection measures generally required to be taken in the ordinary course of business of companies in the industry and we believe we are materially in compliance with applicable environmental laws.As a manufacturer, we are subject to annual inspections. We have passed our most recent inspection and believe that we are materially in compliance with applicable environmental laws.

C.         Organizational Structure

We are a British Virgin Islands company whose securities are registered with the U.S. Securities and Exchange Commission and publicly traded on The NASDAQ Global Select Market.  Our securities are registered with the U.S. Securities and Exchange Commission and publicly traded on The NASDAQ Global Select Market.   We conduct business through our subsidiaries in the United States and China.  We are also registered to conduct business in Hong Kong.  The following chart illustrates our organizational structure:

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

D.        Property, Plant and Equipment

We have four large scale manufacturing facilities in China located in the cities of Haikou, Wuhan,  Shanghai, and Guilin respectively.  We also have a facility for limited scale manufacturing, product testing, and storage in the United States located in Carlstadt, New Jersey.

Haikou Facility

Our headquarters, administrative and manufacturing facilities are located at No. 100 Nanhai Avenue, Haikou, Hainan Province, China.  Our Haikou facility is our primary manufacturing and R&D facility. It manufactures cast resin transformers, switchgears, and unit substations.  The Company established this facility in 1993 and has gradually expanded the size and capacity of this facility to meet increasing demand. In the fourth quarter of 2011, we leased additional factory space and installed equipment to expand the transformer manufacturing capacity of our Haikou facility by 3 million KVA.  Currently, our Haikou Facility is approximately 54,000 square meters, of which 34% is owned and 66% is under lease to Hainan Jinpan.     As of the end of 2012, our Haikou facility has reached a maximum transformer manufacturing capacity of approximately 6 million KVA.  In 2013, we may terminate leases of the additional factory space in the Haikou facility and move some production of cast resin transformers to the newly completed Guilin facility to take advantage of efficiencies from scale and automation Guilin.  This may result in a contraction of manufacturing capacity in Haikou.

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

The Wuhan facility manufactures cast resin transformers.  We began production at the Wuhan Facility in June 2008.   As of the end of 2012, the maximum transformer manufacturing capacity at our Wuhan facility approached six (6) million KVA.  We believe that this is the maximum capacity that can be supported by the Wuhan Facility given its existing space constraints.

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

To fund this acquisition, we secured a loan of RMB 40.0 million (US$5.9 million) from the Bank of Communications, in China at an interest rate that declared by the Bank of China times 1.025. Our borrowings under this credit facility accrued interest at an average interest rate of 5.35% per annum for the year ended December 31, 2008.  We renewed this credit facility in 2009. We also used RMB 24 million (US$3.5 million) from our existing cash  to fund the acquisition.   At the end of the 2009, we repaid all our bank loans related to the acquisition of the Shanghai facility.

The Shanghai facility is equipped for the manufacture of VPI transformers and reactors and gas insulated switchgears.  The construction of the Shanghai facility proceeded in tandem with our need for additional manufacturing facility and the introduction of new products. We began renovations of existing buildings in the Shanghai Facility in the fourth quarter of 2008.  We completed the renovation and began production of VPI reactors and transformers in the fourth quarter of 2009.  From 2009 to 2011, we built and equipped additional factor buildings for the production of VPI reactors and transformers and gas insulated switchgears.  During the same period, we also built two dormitory buildings on site to house our employees.  From fourth quarter of 2008 to the end of 2012, we spent RMB 154.2 million to renovate, construct, and equip the Shanghai facility for the manufacture of  VPI transformers and reactors and gas insulated switchgears and to build employee dormitories on site.

Guilin Facility

In the second quarter of 2011, we acquired Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”) for RMB 15 million (US$ 2.3 million) and assumed debt of RMB 44.2 million (US$ 6.7 million).   Guilin JTF’s primary asset is land use right of approximately 154,000 square meters (38 acres) zoned for industrial development in Guilin, Guangxi province.  Guilin JTF also sought local government approval to purchase an adjacent lot of land use right of approximately 178,000 square meters (44 acres), but, to date, the company has not secured the requisite government approval to acquire the land use right.

We acquired Guilin JTF to build a large scale manufacturing facility in southwestern China.  In early 2012, we began construction of factory buildings, administrative buildings, and employee dormitories in Guilin.   We completed their construction in January 2013.  Formal production of cast resin transformers at the Guilin facility began at the end of March 2013.  We plan to gradually ramp up production at the Guilin facility over the next two to three year period.  Our production target in Guilin for 2013 is 2 to 3 million KVA. We believe that the current manufacturing equipment in the Guilin facility can support 6 million KVA of cast resin transformer production, however when fully equipped, we believe that the Guilin facility can support up to 12 million KVA of cast resin transformer production. In addition to cast resin transformers, we plan to produce in the future switchgears, transformer substations, and other products in our portfolio from the Guilin facility. Capital expenditure for the construction at the Guilin facility and acquisition of manufacturing equipment was RMB209.5 million (US$ 33.3 million) in 2012

We financed the acquisition of Guiling JTF, construction at the Guilin facility, and the procurement of manufacturing equipment using RMB157.8 million of secured loan facilities, all of the loan amount remains outstanding.    Currently, we do not plan to further expand the Guilin facility.  Further expansion of the Guilin facility will depend on the need for additional manufacturing facility to execute our business plan.  In 2013, We expect an increase in capital expenditures of RMB 54 million (US$ 8.6million) for acquiring equipment in Guilin and RMB 43 million ( US$ 6.8 million) to pay off  the construction of Guilin facilities.

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

Sales Offices in China

We lease 36 and own 2 sales offices in China. We also use office space in the sales office of our independent sales agent in Guangzhou. Instead of paying rent for the use of this office space, we pay additional commissions to our independent sales agent who owns the office.

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

Our Haikou,Wuhan, and Guilin facilities manufacture cast resin transformers.  In addition to cast resin transformers, our Haikou facility also manufactures switchgears and unit substations.  Our Shanghai facility manufactures VPI transformers and reactors and gas insulated switchgears.  We measure production capacity for cast resin transformers and unit substations, which incorporates cast resin transformers, in Kilovolt Amperes (KVA).  We measure production capacity for switchgears and VPI transformers and reactors in units.

The following table provides details of production at our Haikou, Wuhan, and Shanghai facilities in 2012 by product line (the Guilin facility was under construction in 2012 and did not contribute to output):

Manufacturing Facility	Cast Resin Transformers (KVA)	Unit Substations (KVA)	VPI Transformers and Reactors (Units)	Switchgears (Units)
Haikou	4,199,924	253,603	-	1,845
Wuhan	6,010,755	-	-	-
Shanghai	-	-	12,990	233

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

Goodwill

We adopted amended standards that simplify how entities test goodwill for impairment. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. For reporting units in which this assessment concludes that it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform goodwill impairment testing. We adopted amended standard, the adoption of these amended standards did not have an impact on our consolidated financial statements. We engaged an independent third party valuation company to perform a quantitative impairment test at the end of December 31, 2012. We concluded that the fair value is more than the carry amount of the asset. The adoption of these amended standards did not have an impact on our consolidated financial statements.

Stock-based Compensation

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

New Accounting Pronouncements

 In July 2012, the FASB issued Accounting Standards Update No. 2012-02 Intangibles — Goodwill and Other (Topic 350): The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Under these amendments, an entity would not be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on a qualitative assessment, that it is not more likely than not, the indefinite-lived intangible asset is impaired. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company does not expect the adoption of the provisions in this update will have a significant impact on its consolidated financial statements.

In February 2013, the FASB issued Accounting Standards Update No. 2013-02 Comprehensive Income (Topic 220): The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect the adoption of the provisions in this update will have a significant impact on its consolidated financial statements.

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

Summary of Financial Results

The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 2010, 2011 and 2012.

	Year ended December 31,
	2010	2011	2012
Net sales	100.0%	100.0%	100.0%
Cost of goods sold	(61.2%)	(63.3%)	(67.3%)
Gross profit	38.8%	36.7%	32.7%
Selling and administrative expenses	(28.5%)	(24.8%)	(25.6%)
Other income	1.7%	1.1%	1.5%
Other expenses	(0.2%)	(0.6%)	(0.8%)
Income taxes	(2.7%)	(1.5%)	(1.1%)

Net income	9.1%	10.9%	6.7%

Year ended December 31, 2012 compared with the year ended December 31, 2011

Net Sales. Net sales decreased RMB 89.4 million or 6.3% from RMB 1,414.3 million (US$218.9 million) in the year ended December 31, 2011 to RMB 1,324.9 million (US$210.5 million) in the year ended December 31, 2012. Transformers accounted for 82.2% of our net sales. Switch and unit substations accounted for 12.4% of net sales and line reactors accounted for 5.4% of net sales. The decrease in net sales was primarily due to decrease in our sales in China.  Export sales reached to RMB 168.3 million in 2012 which is almost on par with RMB 170.0 million net sales in 2011.  China sales decrease by RMB 87.7 million from RMB 1,244.3 million in 2011 to RMB 1,156.6 million in 2012. Sales revenue declined in China primarily because of price competition and slower economic growth in China, One of our major cost components, silicon steel, reached historical low in 2012, this enabled more manufacturers to enter into the market and resulted in lower average selling price. Our sales volume growth in China also depends heavily on public and private expenditures on infrastructure and industrial facilities. In 2012, we did not see double digit sales volume growth that occurred in 2011. We saw less spending by government and private sectors due to slower economic growth and this resulted our sales volume remains approximately the same as 2011.

Cost of Goods Sold. Compared to 2011, the cost of cast resin transformers and reactors was lower in 2012 due to lower sales volume and lower materials prices, but the cost of VPI transformers and gas insulated switchgears increased because of higher sales volume.  Taken together, the cost of goods sold decreased by RMB 3.4 million  or 0.4% from RMB 895.5 million (US$ 138.6 million) in the year ended December 31, 2011, to RMB 892.0 million (US$141.7 million) in the year ended December 31, 2012.  As a percentage of sales, cost of goods sold increased by 4.0 % in the year ended December 31, 2012, from 63.3% in the year ended December 31, 2011, to 67.3%% in the year ended December 31, 2012.  The increase in the percentage resulted from the decrease in the average selling price on our products and overall cost of goods sold that held steady because of higher cost of VPI transformers and gas insulated switchgears.

 Gross Profit. Gross profit decreased RMB 85.9 million  or 16.5% to RMB 432.9 million (US$68.8 million) in the year ended December 31, 2012 from RMB 518.8 million in the year ended December 31, 2011. As a percentage of sales, gross profit decreased from 36.7% in the year ended December 31, 2011, to 32.7% in the year ended December 31, 2012. This decrease also resulted from the aforementioned decrease in average selling price.

Selling and Administrative. Selling and administrative expenses,  decreased by RMB 11.6 million  or 3.3% from RMB 350.8 million (US$ 54.3 million) in the year ended December 31, 2011, to RMB 339.2 million (US$53.9 million) in the year ended December 31, 2012.  As a percentage of sales, selling and administrative expenses increased approximately 0.8%, from 24.8% in the year 2011 to 25.6% in the year ended December 31, 2012. The decrease in selling and administrative expenses in 2012 was primary due to the decrease in sales that resulting less commission and shipping expenses.

Interest Expense. Interest expense increased RMB 3.0 million or 37% from RMB 8.1 million (US$ 1.3 million) for the year ended December 31, 2011, to RMB 11.1 million (US$ 1.8 million) for the year ended December 31, 2012. This increase was mainly due to longer accounts receivable collection period resulting more outstanding loans for operation. The weighted average loan balance was approximately RMB 228 million in 2012 as compared with RMB 144 million in 2011.

Income Tax. Income tax expense decreased RMB 7.0 million  or 32.7% from RMB 21.3 million (US$ 3.3 million) for the year ended December 31, 2011 to RMB 14.4 million (US$.3 million) for the year ended December 31, 2012. The decrease was mainly due to decrease in taxable income as compared with 2011.

Net Income. Net income decreased RMB 65.6 million or 42.6% from RMB 154.1 million (US$ 23.9 million) in the year ended December 31, 2011, to RMB 88.5 million (US$4.1 million) in the year ended December 31, 2012. The decrease in net income was mainly the result of decrease in sales and lower gross profit due to price competition. As a percentage of sales, net income decreased from approximately 10.9% in the year ended December 31, 2011 to approximately 6.7% in the year ended December 31, 2012.

Basic Earnings Per Share. Basic earnings per share decreased RMB 4.07 or 42.7% from RMB 9.54 (US$ 1.48 ) in the year ended December 31, 2011 to RMB 5.47 (US$0.87) in the year ended December 31, 2012.

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

Cost of Goods Sold. Cost of goods sold increased RMB 303.9 million  or 51.4% from RMB 591.6 million (US$88.0 million) in the year ended December 31, 2010, to RMB 895.5 million (US$138.6 million) in the year ended December 31, 2011. Cost of goods sold as a percentage of sales increased by 2.2 % in the year ended December 31, 2011, from 61.1% in the year ended December 31, 2010, to 63.3%% in the year ended December 31, 2011. The increase in percentage was mainly the result of decrease in the average selling price.

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

Selling and Administrative. Selling and administrative expenses, increased by RMB 77.3 million  or 28.3% from RMB 273.5 million (US$ 42.3 million) in the year ended December 31, 2010, to RMB 350.8 million (US$54.3 million) in the year ended December 31, 2011.  As a percentage of sales, selling and administrative expenses decreased approximately 3.4%, from 28.2% in the year 2010 to 24.8% in the year ended December 31, 2011. Selling and administrative expenses increase in 2011 was the result of increase in selling expense by RMB 38.1 million, increase in shipping expense by RMB 7.9 million  and increase in R&D expense by RMB 17.2 million. The increase of R&D expenses was the result of developing a new switchgear product and improved the design of our current product.

Interest Expense. Interest expense increased RMB 6.0 million or 286% from RMB 2.1 million (US$ 0.3 million) for the year ended December 31, 2010, to RMB 8.1 million (US$1.3 million) for the year ended December 31, 2011. This increase was mainly due to more outstanding loans. The weighted average loan balance was approximately RMB 144 million in 2011 as compared with RMB 50 million  in 2010.

Income Tax. Income tax expense decreased RMB 4.9 million  or 19% from RMB 26.3 million (US$ 3.9 million) for the year ended December 31, 2010 to RMB 21.4 million (US$3.3 million) for the year ended December 31, 2011. The higher tax expense in 2010 resulted from the distribution of profits by our Chinese subsidiaries to their parent company in the British Virgin Islands. Under China’s tax law, profits distributed by Chinese subsidiaries to their foreign parent company are subject to a 10% tax. In 2010, we paid RMB 18.2 million (US$ 2.7 million) tax on profit distribution.

Net Income. Net income increased RMB 64.1 million or 71.3% from RMB 90.0 million (US$ 13.4 million) in the year ended December 31, 2010, to RMB 154.1 million (US$23.8 million) in the year ended December 31, 2011. The increase in net income was mainly the result of increase in sales and gross profit. As a percentage of sales, net income increased from approximately 9.1% in the year ended December 31, 2010 to approximately 10.9% in the year ended December 31, 2011.

Basic Earnings Per Share. Basic earnings per share increased RMB 3.97  or 71.3% from RMB 5.57 (US$ 0.83 ) in the year ended December 31, 2010 to RMB 9.54 (US$1.48) in the year ended December 31, 2011.

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

During 2012, the RMB remained relatively stable against the U.S. Dollar.  Domestic sales in China accounted for 87.3% of our net sales.  Sales in China are priced in Renminbi.  Exports accounted for 12.7% of our net sales.  Exports are either priced in U.S. Dollars or Euros.  We procured most of our raw materials from China and paid for these materials using RMB.  We procured less than 10% of our raw materials from abroad and paid for these materials using the U.S. Dollar or Euros.  Because most of our operations are conducted in China using RMB, the RMB’s appreciation against the U.S. Dollar did not have a material adverse effect on our business.

Political and Economic Risks

Our operations in China are subject to several potential political and economic risks. See Item 3. Key Information – Risk Factors – Risks Related to our Chinese Operations.

B.         Liquidity and Capital Resources

Sources of Funds

Historically, we financed our operations principally through cash generated from our operations, bank borrowings and securities offerings. Each of the credit line below can only be used by the specific entity that signed agreement with the banks and cannot be used by other entities within the group.

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 130.0 million.  As of December 31, 2012, there was RMB 45 million outstanding under this capital credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 6.0% per annum for the year ended December 31, 2012. This facility will expire in October 2013 and we intend to extend the facility for another year.

Hainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 120 million. As of December 31, 2012, there was no outstanding balance under this credit facility. This credit facility bears interest at the benchmark rate set by the People’s Bank of China. This credit facility will expire in November  2013 and we  intend to extend this credit facility.

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 173 million.  This credit facility bears interest at LIBOR plus a margin rate. As of December 31, 2012, there was no outstanding balance under this credit facility.  This facility will expire in October 2013 and we intend to extend the facility for another year.

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 250 million. As of December 31, 2012, there was RMB 10 million outstanding under this credit facility. This credit facility bears interest at the benchmark rate set by the People’s Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 6.56% per annum for the year ended December 31, 2012.  This credit facility will expire in May 2013.

Shanghai Jinpan has an unsecured letter of credit facility from bank of China for RMB 120 million of which 50 million was working capital facility and RMB 70 million was letter of credit facility. As of December 31, 2012, there was RMB 20 million outstanding balances under this credit facility. This credit facility bears interest according to the benchmark rate set by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 5.88% per annum for the year ended December 31, 2012.  This credit facility will expire in April 2013 and we are in the process to extend this credit facility.

Guilin Juntaifu has two credit facilities with the Bank of Communications, a long term credit line for fixed asset investment and a short term credit line for working capital, totaling RMB 350 million   As of December 31, 2012, there was RMB 158 million outstanding balance under this credit facility. The fixed asset credit line is in the amount of RMB 210 million and carries an interest rate of People’s Bank of China Bench Mark Rate x 1.05 per annum.   Our borrowings under this credit line accrued interest at an average interest rate 6.88% per annum for the year ended December 31, 2012.  Loans made under this credit line must be applied to fixed asset investment at the Company’s Guilin facility and was secured by the fixed assets investment at Guilin.  The credit line has a term of seven years. Repayment of loan principal is scheduled over a seven year period, from 2013 to 2019. The working capital credit line is in the amount of RMB 140 million and caries  an interest rate of People’s Bank of China Bench Mark Rate x 1.05 per annum.  Loans made under this credit line must be applied to the working capital of the Company’s Guilin facility. The credit line has a term of two years.  The loan principal must be repaid in full annually. As of December 31, 2012, there was no outstanding balance under this credit facility.

Jinpan Realty has a long term mortgage bank loan of US$1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan was secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years.   There was approximately RMB 9.4 million (US$1.5 million) outstanding as of December 31, 2012. The table below reflects the principal balance due for the next five years.

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

On December 31, 2012, we had working capital of RMB 776.1 million (US$ 123.5 million) compared to RMB 719.8 million (US$ 114.2 million) at December 31, 2011.

In our opinion, we believe that our cash balances and cash generated from operation, supplemented as needed by financing activities including obtaining short-term bank loans from our loan facilities in China are sufficient for our present capital requirements.

Analysis of Cash Flows

In 2012, net cash provided by operating activities of RMB 121.6 million (US$ 19.3 million) primarily resulted from income generated from operation, decrease in prepaid expense, inventories, other payable and increase in accounts payable. In 2012, accounts receivable increased by RMB 104.9 million (US$ 16.7 million) primarily resulting from an increase in accounts receivable collection period from 160 days to 212 days. Our solar energy customers pay us slower due to slow down in the sector. In 2012, we implemented a new inventory management system, resulting better control of inventories and reducing overall inventories by RMB 44.5 million (US$ 7.1 million). The decrease in prepaid expense primary resulted from less prepayment to materials suppliers. The increase in accounts payable primary resulted from extension of payment terms from suppliers. In 2012, we negotiated better credit line and longer credit term from suppliers as compared with prior year that we may need to pay cash on delivery. The decrease in other payable primary resulted from less employees’ salary and bonus accruals for the end of December 2012. The Company reserved less bonus payable due to 42.6% less net profit in 2012 as compared with 2011.  In 2011, net cash provided by operating activities of RMB 26.3 million (US$ 4.1 million) primarily resulted from income generated from operations,  a decrease in prepaid expense and a increase in accounts payable. In 2011, accounts receivable increased by RMB 200.7 million (US$ 31.1 million) primarily resulting from increase in sales and addition of  new larger customers  and  we extended credit line and term to them. The decrease in prepaid expense primarily resulted from less prepayment to materials suppliers. The increase in accounts payable is primarily resulted from the increase in purchase from supplier due to increase in sales in 2011.

In 2012, net cash used in investing activities of RMB 271.2 million (US$ 43.1 million) primarily resulted from construction of production facilities and purchasing of equipment in Guilin.   In 2011, net cash used in investing activities of RMB 95.3 million (US$ 14.8 million) primarily resulted from acquisition of a land use right in Guilin, construction of production facilities in Shanghai, and purchasing equipment.

In 2012, net cash provided by financing activities of RMB 113.4 million (US$ 18.0 million) primarily resulted from increased bank loans of RMB 131.5 million (US$ 20.9 million), partially offset by a dividend payment of RMB 18.3 million (US$ 2.9 million). The increase in bank loans was primary due to the increase in borrowings from bank of Communication for the purpose of construction of Guilin facilities. In 2011, net cash provided by financing activities of RMB 39.6 million (US$ 6.1 million) primarily resulted from increased  bank loans of RMB 54.2 million, partially offset by a dividend payment of RMB 14.6 million (US$ 2.3 million).

Capital Expenditures and Requirements

Our principal commitments consist of a long-term obligation outstanding under operating leases on certain buildings and apartments, employee contracts, capital commitments and bank loans. For more information on these commitments, see “Tabular Disclosure of Contractual Obligations” below.

We had capital expenditures of RMB 223.7 million (US$35.5 million) for 2012.  RMB 106.4 million were used to construction of  Guilin facilities and RMB 83.1  million (US$ 13.2 million) were used to purchased equipment in Guilin. Capital expenditures in Shanghai included RMB 7  million  used to expand our Shanghai facility, RMB 27.1 million( US$ 4.3 million) was used to purchase equipment,. In 2013, We expect an increase in capital expenditures of RMB 54 million (US$ 8.6million) for acquiring equipment in Guilin and RMB 43 million ( US$ 6.8 million) to pay off  the construction of Guilin facilities.

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

C.         Research and Development

In 2012, we continued to add depth to our product portfolio and expanded offerings within our core product categories.  We believe that our R&D strategy of developing new products and new applications for our products would enable us to address a broader market.  R&D projects in 2012 include the following:

●
Water cooled dry type transformer and enclosure for marine applications – We developed a 4750 KVA prototype unit that passed the customer’s factory acceptance tests, short circuit tests conducted by China STI, and received DNV certification.

●	Three-Phase Three Column Amorphous Alloy Transformer – We developed a 1000KVA and 630KV three phase three column amorphous alloy transformer.

●	SCOTT Transformer – We successfully developed a 10Kv 1200KVA prototype and delivered to the customer.

●	Onshore and Offshore Wind Turbine Transformer – We developed a transformer for 2MW 35KV wind turbine transformer that passed KEMA and IABG tests and secured the customer’s approval.

●	Triangular Three Dimensional Core Transformer – We developed a 10KV 315KVA prototype transformer and verified the performance of laminated three-dimensional triangular core dry-type transformer.

●
Cast Resin Multi-pulse Phase Shift Rectifier Transformer for Wind Turbine Platforms– We developed a 3200KVA multi-pulse phase shift rectifier transformer for wind power applications.  This transformer has a longer service life and can betterwithstand humid, filthy, and harsh environments than non-cast resin alternatives

●	C Class Multi-Pulse Rectifier Transformer – We developed a high capacity C Class transformer for a customer’s converters.

●	High Efficiency Reactor for 630KW Solar Energy Power System – We developed a high efficiency reactor for 630 KW solar energy power system.

●
Tubular Water Cooled Reactor -   This product is developed for converters for wind and solar power systems.  Tubular water cooled reactors use new heat dissipation technology and developed at a fast pace in China.

●	Plate Type Water Cooled Reactor – This product is developed for coverters for wind and solar power systems. Plate type water cooled reactor is widely used in China.

●	40.5KV Gas-Insulated RMU Serial Scheme Development

●	12/24 KV Gas Insulated RMU type test of IAC

●
Prefabricated Substation for Photovoltaic Power Generation – We developed a 40.5KV 1250KVA prefabricated substation for photovoltaic power generation that passed tests conducted by China National Center for Quality Supervision.

●	Miniature Indoor Prefabricated Substation – We developed a 12kV 630KVA miniature indoor prefabricated substation that passed tests conducted by China National Center for Quality Supervision.

●	Arc Suppression Coil Grounding Device – We developed a XHJTZ-315/10.5 arc suppression coil grounding device that passed tests conducted by quality inspection centers.

●
KYN-40.5KV Withdrawable Metal Clad AC Switchgear – We developed a withdrawable metal clad AC switchgear that passed tests conducted by China National Center for Quality Supervision.  This product monitors, controls, and protects electrical circuits and is mainly used in  40.5KV and three phase AC 50HZ power distribution systems.

●
KYN28A-24KV Withdrawable Metal Clad AC Switchgear - We developed a withdrawable metal clad AC switchgear that passed tests conducted by China National Center for Quality Supervision.  This product monitors, controls, and protects electrical circuits and is mainly used in  24KV and three phase AC 50HZ power distribution systems.

●	Research and development of energy saving, fire retardant filler cast resin transformer.

In 2013, we aim to expand our core product offerings and to explore new product categories.  Some of our current initiatives include:

●
Transformer Substation for  Wind Turbine Platforms – We are working on developing an enclosed transformer substation for wind turbine platforms that marries our gas insulated switchgear, multi-pulse phase shift rectifier transformer, and cooling system and that can operate in demanding offshore environments.

●	+/-1 Mvar Static Var Generator - This product would improve the power factor of power systems and reduce line loss.

●	High Voltage Frequency Convertor - This product employs vector control technology to control high voltage electric motors

D.         Trends

Based on forecasts provided by our customers, we expect domestic China sales will grow steady in 2013 and international sales will be improved in 2013 compared to 2012.

With regard to materials prices, we expect prices of copper, aluminum, and epoxy resin to rise moderately in 2012 due to continuing upward pricing pressure on these commodities.  We expect silicon steel prices to remain stable. At this time, we do not expect a significant or sudden rise in materials prices that would have a material adverse effect on our gross margins.

E.         Off-Balance Sheet Arrangements

None.

F.         Tabular Disclosure of Contractual Obligations

Our material contractual obligations are composed of operating lease commitments, employees contracts, capital commitments and repayment of bank loans. The table below provides a summary of the Company’s contractual obligations at December 31, 2012.

	Payments due by period (RMB in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 Years	3-5 years	More than 5 years
Operating Lease Obligations	7,114	3,425	994	824	1,871
Employees Contracts (1)	147,292	35,151	40,631	14,140	57,370
Capital Commitments (2)	42,113	42,113	-	-	-
Interest Cost (3)	71,417	13,651	26,467	21,902	9,397
Bank loans	276,306	110,900	23,331	45,964	96,111
Total	544,242	205,240	91,423	82,830	164,749

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

(3)
The calculation of interest cost is based on an interest rate of 6%, applied to the ending long term loan balance outstanding at December 31, 2012. The outstanding loan was from our credit facilities with Enterprise Bank. For more details of this loan, see “B. Liquidity and Capital Resources” within this item above.

Item 6.	Directors, Senior Management and Employees.

A.        Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Li Zhiyuan	58	Chairman of the Board of Directors, President, and Chief Executive Officer
Ling Xiangsheng	61	Vice Chairman of the Board of Directors and Vice President
Jing Yuqing	50	Secretary
Mark Du	52	Principal Financial Officer
Stephan R. Clark	60	Director
Li-wen Zhang	60	Director
Donald S. Burris	70	Director
Cai Xu	49	Director

Li Zhiyuan has served as our Chairman of the Board of Directors, President, and Chief Executive Officer since April 1997, and of our predecessor, Haikou Jinpan, since August 1993, and as Chairman of the Board of Directors and Chief Executive Officer of Jinpan Hainan since June 1997. From October 1991 to present, Mr. Li served as General Manager of Haikou Rongda Enterprise Company and Director of Hainan’s KaDa Manufacturing Company, a Sino-Japanese joint-venture. From August 1988 to October 1991, Mr. Li served as General Manager of Hainan Jindao Yacht Company. From August 1982 to October 1988, Mr. Li was employed as an engineer at Guangxi Electric Power Institute. Mr. Li is responsible for the overall management of our operations. He is married to Jing Yuqing, our Secretary.

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

Jing Yuqing has served as our Secretary since April 1997, the President of our subsidiary Jinpan USA since 2000, and a director of our subsidiary Jinpan Hainan since 1993. From 1997 to 2002, Ms. Jing served as a director on our board. From October 1988 to December 1992, Ms. Jing was employed by the Hainan Electric Bureau Electric Planning Department as manager of the electrical engineering department. From September 1984 to October 1988, Ms. Jing performed designing services for the Liaoning Electric Designing Institute. Ms. Jing is the wife of Li Zhiyuan, our Chairman of the Board of Directors, President, and Chief Executive Officer.

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

Family Relationships. Li Zhiyuan, our Chairman of the Board of Directors, President and Chief Executive Officer is married to Jing Yuqing, our Secretary.

There is no arrangement or understanding with major shareholders, customers, suppliers or other, pursuant to which any person referred to above was selected as a director or member of senior management.

B.        Compensation of Directors and Officers

The total compensation paid to our directors and officers during fiscal year 2012 was US$ 1,307,999 comprised of salaries in the amount of US$ 998,814 and bonuses in the amount of US$ 309,185. During 2012, we issued 96,071 shares of stock option to directors and officers. We did not reserve for any pension, retirement or similar benefits for our directors and officers.

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

D.         Employees

As of December 31, 2012, we had 1,696 employees in China, including 224 engineers and technicians, 456 management and administrative personnel, 138 marketing and sales personnel and 878 manufacturing personnel. We also had 8 employees in the United States, including 3 management and administrative personnel, 2 marketing and sales personnel, 2 accounting personnel, and 1 legal personnel.

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

A.           Major Shareholders

The following table sets forth specific information as of April 24, 2013, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5.0% of our outstanding common shares, (ii) each of our directors and officers, and (iii) the number of our common shares beneficially owned by all officers and directors as a group.

Title of Class	Name of Beneficial Owner	Amount Owned(1)	Percent of Class

Common Shares	Li Zhiyuan (2)	3,794,565	23.1%
Common Shares	Ling Xiangsheng (3)	653,075	4.0%
Common Shares	Jing Yuqing (4)	3,794,565	23.1%
Common Shares	Mark Du (5)	52,850	*
Common Shares	Stephan R. Clark (6)	18,029	*
Common Shares	Li-wen Zhang (7)	33,363	*
Common Shares	Donald S. Burris (8)	16,963	*
Common Shares	Cai Xu	-	-
Common Shares	All officers and directors as a group (7 persons) (9)	4,568,845	27.8%

*	Represents share ownership of less than one percent (1%).

(1)	We believe that all persons named in the table have sole investment power with respect to all shares of common shares beneficially owned by them, unless otherwise noted in these footnotes.

(2)
Represents (i) 2,607,705 common shares, (ii) 1,106,694 common shares beneficially owned by Jing Yuqing, the wife of Mr. Li, as to which Mr. Li disclaims beneficial ownership, and (iii) 80,166 shares of common shares issuable upon exercise of currently exercisable stock options held by Mr. Li. And Ms. Jing. The options have an exercise price and expiration dates ranging from US$5.53 to US$10.83 per share and  February 5, 2014 to March 3, 2022 respectively.

(3)
Represents 612,992 common shares and 40,083 shares of common shares issuable upon exercise of currently exercisable stock options. The options have an exercise price and expiration dates ranging from US$5.53 to US$10.83 per share and February 5, 2014 to March 3, 2022 respectively.

(4)
Represents (i) 1,106,694 common shares (ii) 2,607,705 common shares beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer, and President, as to which Ms. Jing disclaims beneficial ownership, and (iii) 80,166 shares of common shares issuable upon exercise of currently exercisable stock options held by Mr. Li and Ms. Jing. The options have an exercise price and expiration dates ranging from US$5.53 to US$10.83 per share and February 5, 2014 to March  3, 2022 respectively.

(5)
Represents 52,850 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$5.53 to US$10.83 and February 5, 2014 to March 3, 2022, respectively.

(6)
Represents 18,029 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$5.53 to US$10.83 and February 5, 2014 to March 3, 2022, respectively.

(7)
Represents 4,000 common shares and 29,363 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dated ranging from US$5.53 to US$10.83 and February 5, 2014  to March 3, 2022, respectively.

(8)
Represents 1,600 common shares and 15,363 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates ranging from US$5.53 to US$10.83 and February 5, 2014   to March 3, 2022, respectively.

(9)	Represents 4,332,991 common shares and 208,571 common shares issuable upon exercise of currently exercisable share options issued to all directors and executive officers.

As of April 26, 2013, 16,415,456 common shares were issued and outstanding and were held by 19 record holders in the United States.

Our shareholders who beneficially own 5.0% or more of the common shares outstanding do not have different voting rights from other shareholders of common shares.

Since April 28, 2010, beneficial ownership percentages for Mr. Li, Ms. Jing, have increased by 0.4% and 0.4% respectively and Mr. Ling has decreased by 3.5%, to the percentages as indicated in the chart above.

B.         Related Party Transactions

None.

C.           Interests of Experts and Counsel.

Not applicable.

Item 8.	Financial Information.

A.           Consolidated Statements and Other Financial Information

See Item 18.

Export Sales

For the year ended December 31, 2012, our export sales were US$ 26.7 million or 12.7% of net sales.

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

In January 2010, the board of directors declared a two-for-one forward stock split and a post-split full year dividend of US$ 0.14 per share.  We made the first distribution of US$ 0.07 per share on February 25, 2010, and a second distribution of US$ 0.07 per share on July 20, 2010. In January 2011, the board of directors declared a dividend of US$ 0.14 per share.  We made the first distribution of US$ 0.07 per share on February 10, 2011 and a second distribution of US$ 0.07 per share on July 26, 2011. In January 2012, the board of directors declared a dividend of US$ 0.14 per share.  We made the first distribution of US$ 0.07 per share on February 8, 2012 and we made the second distribution of US$ 0.07 per share on July 12, 2012. We also declared a special dividend of US$ 0.04 per common share on November 29, 2012 which was paid on December 21, 2012. On March 28, 2013, we paid a first quarter cash dividend of US$0.03 per common share for the year 2013. According to the board of directors’ resolution on November 29, 2012, the company began to pay quarterly dividend in 2013.

Legal Proceedings

Neither we nor our subsidiaries is a party to, nor is our property or the property of our subsidiaries’ the subject of, any pending legal or arbitration proceeding that is material.

B.        Significant Changes

None.

Item 9.	The Offer and Listing.

A.        Offer and Listing Details

Trading Prices and Markets

The following table sets forth the high and low sales prices for our common shares, as publicly traded on the American Stock Exchange (the “AMEX”) up until September 8, 2008 and the NASDAQ Global Select Market (the “NASDAQ”) since September 9, 2008,for: (i) the five most recent full financial years, (ii) each full financial quarter for the two most recent full financial years, and (iii) for each month, during the six months of November 2012 through April 2013.  All of the prices below have been adjusted to reflect the two-for-one stock split of our common shares, effective February 6, 2010, as if such reverse split had been in effect during the periods indicated.

	(in US$)
Year Ended	High	Low
2008	22.49	6.64
2009	25.12	5.67
2010	25.33	10.03
2011	13.72	6.93
2012	9.46	4.35

Quarter Ended	High	Low
March 31, 2011	11.73	10.02
June 30, 2011	13.72	9.95
September 30, 2011	12.55	7.90
December 31, 2011	9.19	6.93
March 31, 2012	9.46	8.14
June 30, 2012	8.94	7.05
September 30, 2012	8.18	4.60
December 31, 2012	6.32	4.35
March 31, 2013	6.33	4.94
April 30, 2012 (through April 23, 2013)	5.39	5.04

Month	High	Low
November 2012	5.14	4.35
December, 2012	6.32	5.01
January, 2013	6.32	5.53
February, 2013	6.33	5.30
March, 2013	5.98	4.94
April, 2013 (through April, 23,2012)	5.39	5.04

B.        Plan of Distribution

Not applicable.

C.        Markets

Our common shares began trading on AMEX on February 1998 under the symbol “JST”. On September 9, 2008, we delisted from AMEX and began to trade on the NASDAQ under the symbol “JST”.

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

In May 2012, Guilin JFT entered into agreement with China Bank of Communications Hainan Branch for a RMB 100 million credit line to fund operations and procurement of materials and a RMB 150 million credit line to fund the development of the Company’s manufacturing facility in Guilin.  (For more details on the Agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

In May 2012, Guilin JFT entered into agreement with China Bank of Communications Guilin Branch for a RMB 40 million credit line to fund operations and procurement of materials for its Guilin manufacturing facility, a RMB 60 million credit line to fund the development of the Guilin manufacturing facility, and two letter of credits totaling RMB 40 million (each letter of credit has a maximum value of RMB 20 million) to the fund the procurement of manufacturing equipment.   (For more details on the Agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

In May 2012, Gulin JFT entered into agreement with China Bank of Communications to mortgage its land use rights associated with its Guilin manufacturing facility and rights to structures there on in exchange for loans up to RMB 350 million to be made by the Bank to the Company from May 2012 to May 2015.  (For more details on the Agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

In May 2012, Hainan Jinpan entered into agreement with China Bank of Communications to guarantee loans extended to Guilin JFT up to RMB 350 million to be made by the Bank to the Company from May 2012 to May 2015. For more details on the Agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

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

We maintain letters of credit with several banking institutions in the PRC. These facilities bear interest at rates that fluctuate based on the prime rate as declared by the Bank of China. As a result, changes in interest rates also impact our interest expense associated with these facilities.  If the interest rate on our credit facilities had been 1% higher, an additional RMB 1,710,826 (US$ 271,836) of interest expense could have been incurred throughout the year 2012. (For more details on our loans with banking institutions in the PRC, see “Item 5. Operating and Financial Review and Prospects – B.Liquidity and Capital Resources.)

Item 12.	Description of Securities Other than Equity Securities.

Not Applicable.

Part II

Item 13.	Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.	Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.	Controls and Procedures

(a)        Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, our management, including the chief executive officer and chief financial officer, concluded that at December 31, 2012, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by us in the reports that we file under the Exchange Act, is i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and ii) accumulated and communicated to management, including our principle executive and financial officers to allow timely decisions regarding required disclosure.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2012.

(c)        Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2012 was audited by Grant Thornton, an independent registered public accounting firm, as stated in their report included under Item 18 of this Annual Report on Form 20-F.

(d)        Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal controls over financial reporting that occurred during the period covered by this Annual Report on Form 20-F that have materially affected, or are reasonably likely to materially affect, the Company’s internal control over financial reporting.

Item 16A.	Audit Committee Financial Expert

Stephan R. Clark, a member of our Audit Committee, meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and his designation as the Audit Committee’s Financial Expert has been ratified by the Board. Mr. Clark is “independent”, as that term is defined in the Nasdaq Marketplace Rules.

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

All (100%) audit-related and non-audit-related services performed by Grant Thornton during 2011 and 2012 were reported to, and the services proposed to be provided during 2011 and 2012 were pre-approved by, the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees we paid to our auditors for all services, including audit services, for the years ended December 31, 2012 and 2011.

	Year Ended December 31, 2011	Year Ended December 31, 2012
Audit Fees	RMB 1,716,000	RMB 1,943,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other fees	-	-
Total	RMB 1,716,000	RMB 1,943,000

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as statutory audits, consents and assistance with and review of documents filed with the SEC.

“There were no audit-related, tax or other fees billed by our principle auditor during the years ended December 31, 2012 and 2011.” “

Item 16D.	Exemptions from the Listing Standards for Audit Committees

Not applicable.

Item 16E.	Purchases of Equity Securities by the Issuer and Affiliated Purchasers

None.

Item 16F.	Change in Registrant’s Certifying Accountant

None.

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

4.4	License Agreement dated January 19, 2005, between Hainan Jinpan Electric Co., Ltd. and Schneider Electric (China) Investment Co., Ltd. (2)
4.5	Amendment dated April 10, 2008, between Hainan Jin Pan Electric Co. Ltd. and Schneider Electric (China) Investment Co. Ltd. amending the License Agreement dated January 19, 2005. (2)
4.6	Summary of Agreement Between Hainan Jinpan Electric Co. Ltd. and Guilin Jin Fu Investment Co. Ltd. to acquire Guilin Jun Tai Fu Construction and Development Co. Ltd.
4.7	Summary of the Agreement between Hainan Jinpan Electric Co. Ltd. and Siemens Ltd. China to license SIVACON 8PT low-voltage switchboard.
4.8	Summary of Agreement between Hainan Jinpan Electric Co. Ltd. and Hainan Si Hai Industrial Commercial Consolidated Company to lease factory building in the Haikou facility
4.9	Summary of the Agreement between Jinpan Electric Group (Shanghai) Co. Ltd. and Beijing Shi Xin Steel Frame Co. Ltd. to construct steel frame for factory building in the Shanghai facility.
4.10	Summary of Agreement between Jinpan Electric Group (Shanghai) Co. Ltd. and Shanghai Kai Tian Construction Group Co. Ltd. to construct factory building in the Shanghai facility.

4.11
Summary of the Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Zhe Jiang Qing Ye Construction Design Co. Ltd. to design factory buildings, roads, and associated networks in the Guilin facility.

4.12	Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin Institute of Survey Design to conduct construction site survey in the Guilin facility

4.13	Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin Institute of Architectural Design to design dormitory building, cafeteria, and certain other structures in the Guilin facility

4.14	Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin City Yan Shan District Tuo Mu Township Wei Jia Du Village Committee to construct enclosure wall in the Guilin facility

4.15	Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin City Yan Shan District Tuo Mu Township Wei Jia Du Village Committee to construct retaining wall for drainage ditch in the Guilin facility

4.16	Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guang Xi Construction Group No. 4 Construction Co. Ltd. to construct roadway, bridge, and drainage systems in the Guilin facility.

4.17	Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Shanghai Zheng Hong Construction Consulting Co. Ltd. for bid management services

4.18	Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Beijing Shi Xin Steel Frame Co. Ltd. for the construction of steel frames for factory, office, and ancillary buildings in the Guilin facility

4.19	Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin Gui Gong Construction Management Co. Ltd. for construction management services

4.20*	Summary of credit line agreement between China Bank of Communications Hainan Branch and Guilin Jun Tai Fu Construction and Development Co. Ltd.

4.21*	Summary of credit line agreement between China Bank of Communications Guilin Branch and Guilin Jun Tai Fu Construction and Development Co. Ltd.

4.22*	Summary of mortgage agreement between China Bank of Communications Guilin Branch and Guilin Jun Tai Fu Construction and Development Co. Ltd.

4.23*	Summary of guaranty agreement between China Bank of Communications Guilin Branch and Hainan Jinpan Electric Co. Ltd.

8.1*	List of Subsidiaries
12.1*	Certification of the Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.
12.2*	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.
13.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.

14.1*	Consent of Grant Thornton, China.

*	Filed herewith.

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

April 30, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited (a British Virgin Islands company) and its subsidiaries (the “Company”) as of December 31, 2012 and 2011, and the related consolidated statements of comprehensive income, shareholders’ equity, and cash flows for each of the three  years in the period  ended December 31, 2012. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jinpan International Limited and its subsidiaries as of December 31, 2012 and 2011, and the results of their operations and cash flows for each of the three years in the period ended December 31, 2012 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO) and our report dated April 30, 2013 expressed an unqualified opinion thereon.

/s/ Grant Thornton

Shanghai, The People’s Republic of China
April 30, 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited internal control over financial reporting of Jinpan International Limited (a British Virgin Islands company) and its subsidiaries (the “Company”) as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2012, based on criteria established in Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2012, and our report dated April 30, 2013 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton

Shanghai, The People’s Republic of China
April 30, 2013

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2012 and 2011

			December 31,
		2012	2012	2011
	Notes	US$	RMB	RMB
		(In thousands, except number of shares and per share data)
Assets

Current assets:
Cash and cash equivalents		18,510	116,341	152,597
Restricted cash		824	5,179	2,025
Short-term investment	4	11,137	70,000
Notes receivable		15,720	98,811	120,438
Accounts receivable, net	5	124,608	783,224	695,508
Inventories, net	6	29,565	185,829	231,087
Prepaid expenses		2,528	15,889	83,496
Land use right	7	366	2,302	2,311
Deferred tax assets		1,339	8,414	6,361
Other receivables		5,900	37,085	24,432
Total current assets		210,497	1,323,074	1,318,255

Property, plant and equipment, net	8	41,361	259,972	233,777
Construction-in-progress		29,196	183,514	15,162
Land use right	7	14,760	92,777	95,497
Goodwill		13,403	84,245	84,245
Other assets		32	201	481
Deferred tax assets	10	34	215	215

Total assets		309,283	1,943,998	1,747,632

Liabilities and shareholders’ equity

Current liabilities:

Short-term bank loans	11	17,644	110,901	135,313
Accounts payable		25,029	157,322	143,867
Notes Payable	9	6,008	37,761	85,763
Income tax payable		1,880	11,816	14,714
Value added tax payable		3,520	22,129	10,233
Advances from customers		13,624	85,636	79,655
Commission payable		13,837	86,972	62,123
Accrued employee benefits		1,698	10,670	19,175
Government grants	12	557	3,500	11,194
Other liabilities		3,232	20,313	36,355
Total current liabilities		87,029	547,020	598,392
Commitments and contingencies	14
Long term liability:
Deferred Income		3,080	19,383	-
Long Term bank loans	11	26,315	165,406	9,451

Total Liabilities		116,424	731,809	607,843
Shareholders’ equity:
Convertible preferred stock, US$0.0045 par value:
Authorized shares - 2,000,000
Issued and outstanding shares – none in 2012 and 2011	20	-	-	-
Common stock, US$0.0045 par value:
Authorized shares – 40,000,000
Issued and outstanding shares –16,395,456 in 2012 and 16,395,456 in 2011	20	74	605	605
Common stock-warrants		-	-	6,232
Additional paid-in capital		37,374	293,724	284,936
Reserves		12,023	85,321	85,321
Retained earnings	20	123,065	840,325	770,156
Accumulated other comprehensive income		20,781	(3,504)	(3,044)
		193,317	1,216,471	1,144,206
Less: Treasury shares at cost,
Common stock –215,306 in 2012 and 227,306 in 2011		(458)	(4,282)	(4,417)
Total shareholders’ equity		192,859	1,212,189	1,139,789

Total liabilities and shareholders’ equity		309,283	1,943,998	1,747,632

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2012, 2011 and 2010

		Year ended December 31,
		2012	2012	2011	2010
	Notes	US$	RMB	RMB	RMB
	(In thousands, except number of shares and per share data)

Net sales	18	210,537	1,324,952	1,414,289	967,074

Costs and expenses:
Cost of products sold		(141,747)	(892,042)	(895,473)	(591,591)
Selling and administrative		(53,903)	(339,221)	(350,822)	(273,518)
		(195,650)	(1,231,263)	(1,246,295)	(865,109)

Non operating income
Other income, net		3,038	19,119	14,285	15,244
Interest income		185	1,163	1,282	1,187
		3,223	20,282	15,567	16,431

Non operating expenses:
Interest expense		(1,766)	(11,115)	(8,088)	(2,078)

Income before income taxes		16,344	102,856	175,473	116,318

Income taxes	10	(2,282)	(14,363)	(21,334)	(26,314)

Net income		14,062	88,493	154,139	90,004

Other comprehensive income (loss)
Foreign currency translation adjustment		(73)	(460)	(5,415)	(968)
Total comprehensive Income		13,989	88,033	148,724	89,036

Earnings per share

-Basic		US$ 0.87	RMB 5.47	RMB 9.54	RMB 5.57

-Diluted		US$ 0.84	RMB 5.29	RMB 9.37	RMB 5.46

Weighted average number of shares

-Basic		16,170,107	16,170,107	16,163,696	16,159,893

-Diluted		16,717,277	16,717,277	16,456,611	16,457,462

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2012, 2011 and 2010

	Number of treasury	Number of common	Number of preferred	Treasury stock	Warrants	Common shares	Convertible preferred stock	Additional paid-in capital	Reserves	Retained earnings	Accumulated Other Comprehensive Income	Total
	shares	shares	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(In thousands, except for number of shares)
Balance at January 1, 2010	(231,306)	16,395,456	-	(4,620)	6,232	605	-	281,106	31,451	609,941	3,339	928,054
Net income	-	-	-	-	-	-	-	-	-	90,004	-	90,004
Transfer to reserves									37,656	(37,656)
Cash dividends distributed ($0.12 per share)	-	-	-	-	-	-	-	-	-	(15,431)	-	(15,431)
Exercise of stock options for cash	4,000	-		203	-	-	-	-	-	-	-	203
Employees stock-based expenses	-	-	-	-	-	-	-	1,432	-	-	-	1,432
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(968)	(968)

Balance at December 31, 2010	(227,306)	16,395,456	-	(4,417)	6,232	605	-	282,538	69,107	646,858	2,371	1,003,294

Net income	-	-	-	-	-	-	-	-	-	154,139	-	154,139
Transfer to reserves	-	-	-	-	-	-	-	-	16,214	(16,214)	-
Cash dividends distributed ($0.14 per share)	-	-	-	-	-	-	-	-	-	(14,627)	-	(14,627)
Exercise of stock options for cash	-	-		-		-	-	-	-	-	-	-
Employees stock-based expenses	-	-	-	-	-	-	-	2,398	-	-	-	2,398
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(5,415)	(5,415)

Balance at December 31, 2011	(227,306)	16,395,456	-	(4,417)	6,232	605	-	284,936	85,321	770,156	(3,044)	1,139,789

Net income	-	-	-	-	-	-	-	-	-	88,493	-	88,493
Expired Warrants	-	-	-	-	(6,232)	-	-	6,232	-	-	-	-
Cash dividends distributed ($0.18 per share)	-	-	-	-	-	-	-	-	-	(18,324)	-	(18,324)
Exercise of stock options for cash	12,000	-	-	135	-	-	-	-	-	-	-	135
Employees stock-based expenses	-	-	-	-	-	-	-	2,556	-	-	-	2,556
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(460)	(460)
											-
Balance at December 31, 2012	(215,306)	16,395,456	-	(4,282)	-	605	-	293,724	85,321	840,325	(3,504)	1,212,189

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2012, 2011 and 2010

	Year ended December 31,
	2012	2012	2011	2010
	US$	RMB	RMB	RMB
	(In thousands)
Operating activities
Net income	14,062	88,493	154,139	90,004
Adjustments to reconcile net income to net cash provided by/(used in) operating activities:
Depreciation	5,246	33,016	27,791	24,449
Deferred income taxes	(326)	(2,053)	(895)	(3,282)
Allowance for doubtful accounts	2,733	17,198	5,562	1,725
Provision for inventories	119	748	2,508	2,307
Loss/(gain) on disposal of property, plant and equipment	(4)	(27)	121	(451)
Employee stock-based compensation	406	2,556	2,398	1,432
Changes in operating assets and liabilities
Restricted cash	(501)	(3,155)	5,123	7,087
Accounts receivable	(16,671)	(104,914)	(200,726)	(64,678)
Notes receivable	3,437	21,627	(84,811)	14,314
Inventories	7,073	44,510	(38,016)	(22,992)
Prepaid expenses	10,743	67,606	108,162	(124,888)
Other receivables	(426)	(2,680)	(3,437)	(13,260)
Accounts payable	1,492	9,389	54,803	16,976
Notes Payable	(7,628)	(48,002)	(93,787)	145,350
Income tax	(461)	(2,899)	3,724	(1,624)
Value added tax	403	2,005	(1,239)	(27,814)
Advances from customers	951	5,982	44,428	7,950
Commission payable	3,587	24,849	(8,966)	(46,586)
Accrued employee benefits	(1,351)	(8,505)	5,592	11,401
Government grants	(24)	(150)	5,000	(3,737)
Other liabilities	(3,543)	(24,022)	38,867	(960)
Net cash provided by/(used in) operating activities	19,317	121,572	26,341	12,723
Investing activities
Purchases of property, plant and equipment	(8,787)	(55,298)	(47,476)	(55,157)
Proceeds from sales of property, plant and equipment	29	180	201	748
Payment for construction-in-progress	(26,751)	(168,352)	(2,403)	-
Purchase of Land use right	434	2,730	(34,084)	(1,311)
Payment for investment in subsidiary	-	-	(11,535)	(200)
Increase in short term investment	(23,834)	(150,000)	-	-
Sell of short term investment	12,711	80,000	-	-
Receipt of government grant for new plant construction	3,080	19,383	-	-
Decrease in investment in Beijing Jinpan Huineng Co.	32	200	-	-
Net cash used in investing activities	(43,086)	(271,157)	(95,297)	(55,920)
Financing activities
Proceeds from bank loans	63,218	397,841	302,382	112,476
Repayment of bank loans	(42,315)	(266,299)	(248,192)	(33,118)
Proceeds from exercise of stock options	21	135	-	203
Dividends paid	(2,912)	(18,323)	(14,626)	(15,431)
Net cash provided by/(used in) financing activities	18,012	113,354	39,564	64,130

Effect of exchange rate changes on cash	49	(25)	(311)	(187)

Net increase/(decrease) in cash and cash equivalents	(5,708)	(36,256)	(29,703)	20,746
Cash and cash equivalents at beginning of year	24,218	152,597	182,300	161,554
Cash and cash equivalents at end of year	18,510	116,341	152,597	182,300

Interest paid	1,673	10,528	8,303	1,679
Income taxes paid	3,027	19,048	17,720	31,370

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

1.             ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the “Company”) was incorporated under the laws of the British Virgin Islands on April 3, 1997. The Company’s securities are registered with the U.S. Securities and Exchange Commission and publicly traded on The NASDAQ Global Select Market. The Company design, manufacture and market equipment for distribution of electricity through its subsidiaries in the United States and China.  The Company is also registered to conduct business in Hong Kong. The following chart illustrates our organizational structure:

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

The reporting currency of the Group is Renminbi (“RMB”), the national currency of China. Solely for the convenience of the reader, the asset and liability accounts have been translated into United States dollars (“US$”) using the People’s Bank of China’s rate of RMB 6.28 to US$1, the prevailing rate on December 31, 2012, and equity accounts were translated using historical rates. Income statement accounts were translated using the average exchange rate of RMB 6.29 to US$1 for the year 2012. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

3.	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

(a)   Basis of Consolidation

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

The consolidated financial statements include the accounts of the Company and its subsidiaries, which are directly and indirectly wholly-owned. All intercompany accounts and transactions have been eliminated in consolidation.

(b)   Cash, Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Group maintains certain bank accounts in the PRC which are not protected by FDIC insurance or other insurance. There was approximately RMB 112 million held in non-US banks or financial institutions as of December 31, 2012. As of December 31, 2012, the Group held approximately RMB 9.6 million (US$ 1.5 million) cash in the United States of which RMB4.6 million (US$0.7 million) was in excess of FDIC insurance limits.. At December 31, 2012, the Group had approximately RMB 5.2 million restricted cash related to products guaranty insurance.

(c)    Investments Available-for-Sale

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

(d)   Trade Receivables

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(f)    Inventories

Inventories are priced at the lower of cost or market value. Market value represents the net realizable value for inventories. Cost is determined using the weighted average cost method.

We periodically review our inventory for excess inventory, obsolescence.  We write down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. These reviews require management to estimate future demand for our products and evaluate market conditions. Possible changes in these estimates could result in a write down of inventory. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. If actual market conditions are more favorable than projected, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period. As of December 31, 2012 and 2011, the balance of inventories reserves was RMB 8.7 million and RMB 7.9 million respectively.

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

(h)   Construction-in-Progress

Construction-in-progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and put into use. Construction-in-progress at December 31, 2012 represents a manufacturing factory that was under construction but was not ready for occupancy at year end and machinery under installation. Interest related to construction-in-progress of RMB 4.5 million was capitalized for the year end December 31, 2012. There is no interest related to construction-in-progress for the years ended December 31, 2011 and  2010.

(i)    Impairment of Long-lived Assets

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

The National People’s Congress, China’s parliament, promulgated on March 16, 2007, set a unified corporate income tax rate of 25% applicable to both domestic and foreign funded companies.  The new tax rate of 25% will take effect gradually. The applicable tax rate is 18% for calendar year 2008, 20% for 2009, 22% for 2010, 24% for 2011, and 25% for 2012. However, Hainan Jinpan was recognized as a technically advanced enterprise at the end of 2008 and is entitled to a 15% tax rate for three years commencing from January 1, 2008. Hainan Jinpan extended its status as technically advanced enterprise in 2011 and is entitled to a 15% tax rate for another three years commencing from January 2011.  From 2010 to 2012, the income tax rate applicable to Jinpan China will be one half of the prevailing rate. Shanghai Jinan’s income tax rate is 25% in 2011 and 2012. Shanghai T&D is taxed at 1.25% of sales in 2011 and is taxed at 25% of net income before tax in 2012. (For more information on Jinpan China’s effective tax rates, see Note 10. Deferred Tax Assets and Income Taxes.)

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

(l)    Goodwill

We adopted amended standards that simplify how entities test goodwill for impairment. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. For reporting units in which this assessment concludes that it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform goodwill impairment testing. The Group performed a quantitative impairment test at the end of December 31, 2012. The test concluded that the fair value is more than the carry amount of the asset. The adoption of these amended standards did not have an impact on our consolidated financial statements.

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(n)       Operating Leases

Leases, where substantially all the rewards and risks of ownership of assets remain with the leasing company, are accounted for as operating leases.  Rentals applicable to such operating leases are reported on the Consolidated Statements of Income and determined using the straight-line basis over the applicable lease term. The Operating Lease Rental Expense incurred by the Group during the years ended December 31, 2012, 2011 and 2010 amounted to RMB 4.3  million, RMB 3.8 million and RMB 2.9 million, respectively. The operating leases were recorded as cost of products sold or selling and administrative expense.

(o)   Revenue Recognition

Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery occurs, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. For some of our products sales in China, there are  provisions that we need to provide technical support to customers  before or during customers’ installation of the products. This involves multi-deliverable arrangement and should be accounted for separate unit of accounting. However, the Group considers the cost associated with the technical support to customers is inconsequential and perfunctory. The Group recognizes all the revenue upon delivery of the products when the significant risks and rewards of ownership have been transferred to the buyer upon delivery as one unit of accounting.

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(t)	Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation to develop new products or processes, or significantly enhance existing products or production processes, and implement new methods of design, testing of product alternatives or construction of prototypes.  The Group expenses all research and development costs as incurred.  The research and development costs incurred by the Group during the years ended December 31, 2012, 2011 and 2010 were RMB 58.8 million, RMB 68.6 million and RMB 51.4 million, respectively and all these amounts were recorded as selling and administrative expense.

(u)   Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB 0.6 million, RMB 1.3 million and RMB 0.6 million in advertising costs during 2012, 2011 and 2010, respectively and all these amounts were recorded as selling and administrative expense.

(v)   Shipping and Handling Expenses

The cost of shipping and handling is expensed as incurred and reported within Selling and Administration Expenses. The Group incurred RMB 28.1 million, RMB 32.6 million and RMB 24.7 million in shipping and handling costs during 2012, 2011 and 2010, respectively.

(w)   Stock-based Compensation

We record stock-based compensation expense based upon the grant date fair value of share-based awards. The fair value of the award is recognized as expense ratably over the requisite service periods. We use the Black-Scholes option-pricing model, which incorporates various assumptions including volatility, expected life and interest rates to determine fair value.
.
(For more information on the valuation methods used for options and warrants, see note 20(e), and (g),  Warrants and Stock options Valuation  respectively.)

(x)	Product Warranty

The Group provides a basic limited warranty, which covers parts and labor, for all products, for one year.  The product warranty expense incurred in each year from 2010 through 2012 is not considered significant and the product warranty expense has not correlated with sales volume, thus, the Group recorded warranty expense as incurred. The Group incurred RMB 3.3  million, RMB 4.0 million, and RMB 2.6 million in product warranty expense during the years ended December 31, 2012, 2011 and 2010, respectively.

(y)	New Accounting Pronouncements

In July 2012, the FASB issued Accounting Standards Update No. 2012-02 Intangibles — Goodwill and Other (Topic 350): The amendments in this update will allow an entity to first assess qualitative factors to determine whether it is necessary to perform a quantitative impairment test. Under these amendments, an entity would not be required to calculate the fair value of an indefinite-lived intangible asset unless the entity determines, based on a qualitative assessment, that it is not more likely than not, the indefinite-lived intangible asset is impaired. The amendments include a number of events and circumstances for an entity to consider in conducting the qualitative assessment. The amendments are effective for annual and interim impairment tests performed for fiscal years beginning after September 15, 2012. Early adoption is permitted, including for annual and interim impairment tests performed as of a date before July 27, 2012, if a public entity’s financial statements for the most recent annual or interim period have not yet been issued. The Company does not expect the adoption of the provisions in this update will have a significant impact on its consolidated financial statements.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

In February 2013, the FASB issued Accounting Standards Update No. 2013-02 Comprehensive Income (Topic 220): The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The Company does not expect the adoption of the provisions in this update will have a significant impact on its consolidated financial statements.

(z)	Fair Value Measurement

In accordance with ASC subtopic 820-10, a fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. Overall, establishes a three-tiered hierarchy that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3). The following table presents information about assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2012 and 2011:

	Fair value at December 31,
(RMB in thousands)	2012	Level 1	Level 2	Level 3
Investment available-for-sale	70,000	70,000	-	-

	Fair value at December 31,
(RMB in thousands)	2011	Level 1	Level 2	Level 3
Investment available-for-sale	-	-	-	-

4.             INVESTMENTS AVAILABLE-FOR-SALE

Available-for-sale securities held by the Group at December 31, 2012 and 2011 were as follows:

	2012	2012	2011
	US$	RMB	RMB
	(In thousands)
Portfolio investment
Cost	11,137	70,000	-
Gross unrealized loss	-	-	-
Fair market value	11,137	70,000	-
Total investments available-for-sale	11,137	70,000	-

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable of the Group at December 31, 2012 and 2011 were as follows:

	2012	2012	2011
	US$	RMB	RMB
		( In thousands)
Accounts receivable-trade	130,750	821,826	716,912
Less: Allowance for doubtful accounts	(6,142)	(38,602)	(21,404)
Accounts receivable-net	124,608	783,224	695,508

Movement of allowance for doubtful accounts
Beginning at January 1	(3,397)	(21,404)	(15,842)
Reversal (provided) during the year	(2,745)	(17,198)	(6,244)
Less: Written off during the year	-	-	682
	(6,142)	(38,602)	(21,404)

6.	INVENTORIES, NET
Inventories of the Group at December 31, 2012 and 2011  were as follows:

	2012	2012	2011
	US$	RMB	RMB
	(In thousands)
Finished products	22,047	138,573	143,987
Products in process	126	794	675
Raw materials	8,776	55,161	94,376
	30,949	194,528	239,038
Less: provision for inventories	(1,384)	(8,699)	(7,951)
Inventories	29,565	185,829	231,087

	2012	2012	2011
	US$	RMB	RMB
	(In thousands)
Movement of provision for inventories
Balance as at January 1	(1,265)	(7,951)	(5,443)
Provided during the year	(119)	(748)	(2,508)
Less: Written off during the year	-	-	-
Balance as at December 31	(1,384)	(8,699)	(7,951)

7              LAND USE RIGHT

All lands in the PRC are state-owned and no private land ownership rights exist.

The Group has obtained land use right certificates for all its facilities.  We amortize the land use right in Hainan and Shanghai on a straight line basis over 20 to 40 years which will expire from the year 2026 to 2051. We also amortize the land use right in Wuhan and Guilin on a straight line basis over 50 years which will expire in the year 2057 to 2061.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Group at December 31, 2012 and 2011 were as follows:
	2012	2012	2011
	US$	RMB	RMB
	(In thousands)
Buildings	26,776	168,302	155,306
Machinery and equipment	31,414	197,452	161,915
Motor vehicles	4,055	25,486	22,761
Furniture, fixtures and office equipment	6,113	38,423	31,137
	68,358	429,662	371,119
Less: accumulated depreciation	(26,997)	(169,690)	(137,342)
	41,361	259,972	233,777

The Group’s buildings are located in the PRC and USA and the land on which the Group’s buildings are situated in the PRC are State-owned.  The property in the U.S. is owned by Jinpan Realty, LLP, a wholly owned subsidiary of Jinpan USA. Depreciation expense in 2012, 2011 and 2010 was RMB 33.0 million, RMB 27.9 million and RMB 24.5 million respectively. The depreciation was included both in cost of goods sold and selling and administrative expense.

  9.           NOTES PAYABLE

In 2012, Hainan Jinpan entered into material purchasing agreement with  suppliers in China.  The notes were payable to the suppliers and were unsecured, short term and non-interest bearing. As of December 31, 2012 and 2011, the balance of the note payable was RMB 37.8 million and RMB 85.8 million respectively.

10.           DEFERRED TAX ASSETS AND INCOME TAXES

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

Jinpan China is subject to a 12.5% tax rate from 2010 to 2012 in accordance with PRC income tax law.

Shanghai Jinpan is taxed at deemed profit method for 2009 and 2010. The tax rate for deemed profit method is 1.25% of sales. Shanghai Jinpan is subject to a corporate income tax rate of 25% in 2011 and 2012.

Guiline JFT  tax rate is 25% in 2011 and 2012.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Pretax income (loss) for the years ended December 31, 2012, 2011 and 2010 was taxed in the following jurisdictions with the exception of the British Virgin Islands, which is tax exempt:

	2012	2012	2011	2010
	US$	RMB	RMB	RMB
	(In thousands)
British Virgin Islands	(1,047)	(6,592)	(10,645)	(10,157)
United States of America	504	3,171	2,895	1,685
The People’s Republic of China	16,887	106,277	183,223	124,790

	16,344	102,856	175,473	116,318

Significant components of the provision for income taxes attributable to income before taxes are as follows:

	2012	2012	2011	2010
	US$	RMB	RMB	RMB
	(In thousands)
Current
Non-US	(2,392)	(15,058)	(21,050)	(29,404)
US	(216)	(1,358)	(1,179)	(192)
Deferred US	-	-	-	-
Non-US	326	2,053	895	3,282
	(2,282)	(14,363)	(21,334)	(26,314)

Deferred tax assets and deferred tax liabilities of the Group at December 31, 2012 and 2011 were as follows:

	2012	2012	2011
	US$	RMB	RMB
	(In thousands)
Deferred tax assets-China
Current
Allowance for doubtful accounts	862	5,415	3,211
Inventory reserves	167	1,049	1,200
Deferred expenses	310	1,950	1,950
	1,339	8,414	6,361
Non-Current
Depreciation	34	215	215
Total deferred tax assets-China	1,373	8,629	6,576
Deferred tax assets-USA	-	-	-
Total deferred Tax assets	1,373	8,629	6,576

Deferred tax liabilities-China	-	-	-
Deferred tax liabilities-USA
Current
Depreciation	9	56	56
Non-Current	-	-	-
Total deferred tax liabilities	9	56	56

Net deferred tax assets	1,364	8,573	6,520

Based on available evidence, management believes it is more-likely-than-not that the net deferred tax assets will be fully realized. Accordingly, the Group did not provide a valuation allowance against its net deferred tax assets at December 31, 2012. At December 31, 2012, the Group does not have any net operating loss carry forward.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

 The reconciliation of income tax computed using the PRC statutory rate of 25% in 2012, 2011 and 2010 to actual income tax expense is as follows:

	2012	2012	2011	2010
	US$	RMB	RMB	RMB
	(In thousands)
Computed expected income tax	4,078	25,655	48,863	26,648
Impact of tax holiday and benefit of companies in China	(1,886)	(11,858)	(27,984)	(18,339)
Effect of difference between the PRC and USA tax rate	90	566	455	(230)
Others Tax (credits)	-	-	-	18,235
	2,282	14,363	21,334	26,314

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

11.	BANK LOANS

Bank loans comprised:

	2012	2012	2011
	US$	RMB	RMB
	(In thousands)

Short-term bank loans	17,644	110,901	135,313
Long-term bank loan	26,315	165,406	9,451
Less: current portion	(17,644)	(110,901)	(135,313)
	26,315	165,406	9,451

Each of the credit line below can only be used by the specific entity that signed agreement with the banks and cannot be used by other entities within the group.

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 130.0 million.  As of December 31, 2012, there was RMB 45 million outstanding balance under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 6.0% per annum for the year ended December 31, 2012. This facility will expire in October  2013 and we intend to extend the facility for another year.

Hainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 120 million. As of December 31, 2012, there was no outstanding balance under this credit facility. This credit facility bears interest at the benchmark rate set by the People’s Bank of China. This credit facility will expire in November 2013 and we intend to extend this credit facility

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 173 million.  This credit facility bears interest at LIBOR plus a margin rate.  As of December 31, 2012, there was no outstanding balance under this credit facility.  This facility will expire in October 2013 and we intend to extend the facility for another year.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 250 million. This credit facility bears interest at the benchmark rate set by the People’s Bank of China. As of December 31, 2012, there was RMB 10 million outstanding under this credit facility with the interest rate of 6.56% per annum. This credit facility will expire in May 2013.

Shanghai Jinpan has an unsecured letter of  credit facility from bank of China for RMB 120 million of which 50 million was working capital facility and RMB 70 million was letter of credit facility. This credit facility bears interest according to the benchmark rate set by bank of China. As of December 31, 2012, there was RMB 20 million outstanding balance under this credit facility. This credit facility bears interest according to the benchmark rate set by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 5.88% per annum for the year ended December 31, 2012.  This credit facility will expire in April 2013 and we are in the process to extend this credit facility.

Guilin JFT has two credit facilities with the Bank of Communications – a long term credit line for fixed asset investment and a short term credit line for working capital totaling   RMB 350 million.  The fixed asset credit line is in the amount of RMB 210 million and carries an interest rate of People’s Bank of China bench mark rate x 1.05 per annum.   Our borrowings under this credit line accrued interest at an average interest rate 6.88% per annum for the year ended December 31, 2012.  Loans made under this credit line must be applied to fixed asset investment at the Company’s Guilin facility and was secured by the fixed assets investment at Guilin.  As of December 31, 2012, there was RMB 158 million outstanding balance under this credit facility. The credit line has a term of seven years. Repayment of loan principal is scheduled over a seven year period, from 2013 to 2019. The working capital credit line is in the amount of RMB 140 million and carries an interest rate of People’s Bank of China bench mark rate x 1.05 per annum. Loans made under this credit line must be applied to the working capital of the Company’s Guilin facility.   The credit line has a term of two years.  The loan principal must be repaid in full annually. As of December 31, 2012, there was no outstanding balance under this credit facility.

Jinpan Realty has a long term mortgage bank loan of US$1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan was secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years.   There was approximately RMB 9.4 million (US$1.5 million) outstanding as of December 31, 2012.

The table below reflects the principal balance due of Jinpan Realty and Guilin JFT for the next five years.

                 RMB in thousands
Year	2013	2014	2015	2016	2017	thereafter
Principal Due	1,864,	7,884,	15,447,	15,459,	30,505,	96,111,

12.           GOVERNMENT GRANTS

Hainan Jinpan, Shanghai Jinpan and Jinpan China received grants in advance from the local Chinese government based on its past business performance and its investment in advance technologies which has to be pre-approved by the government. Government grants are recorded as deferred grant revenue until the terms of the grants are met and final approval from the government is obtained. Once these conditions are satisfied grant revenue is recognized in other income. The Group recognized income of RMB 16.2 million, RMB 13.2 million and RMB 13.1 million respectively in 2012, 2011 and 2010, respectively.  During 2012, Guilin JFT received approximately RMB 19.4 million from Guilin government to subsidize the bank loan interest that occurred for fixed assets investment in Guilin. The amount we received was recorded as deferred grant revenue.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

13.           DISTRIBUTION OF INCOME

According to PRC accounting rules and regulation, the Group’s Chinese subsidiaries are required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and staff welfare and bonus fund based on 10% of its net income as reported in the statutory accounts prepared in accordance with  GAAP. The maximum amount of the aggregate of these reserves is 50% of its registered capital. The Group and its subsidiaries in China  reserved nil million, 16.2 million and 37.6 million for the years ended December 31, 2012, 2011 and 2010 respectively. The remaining reserve to fulfill the 50% capital requirement is approximately RMB 254.9 million at December 31, 2012.

The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund represent appropriations made at the sole discretion of the Company’s board of directors.  The statutory reserve fund and enterprise expansion fund are used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Hainan Jinpan.  During the years ended December 31, 2012, 2011 and 2010, the directors of the Group’s China subsidiaries approved the following appropriations to reserves.

	2012	2012	2011	2010
(In thousands)	US$	RMB	RMB	RMB
Statutory reserve fund	-	-	16,214	37,656
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	-	-
	-	-	16,214	37,656

The Company declared a cash dividend of US$0.14 per common share on January 16, 2012, which was paid in 2 installments, first on February 8, 2012 and then on July 12, 2012.  The Company also declared a special dividend of US$ 0.04 per common share on November 29, 2012 which was paid on December 21, 2012. The Company declared cash dividend of US$0.14   per common share in 2011 and 2010 respectively.  These cash dividends declared reflect the effect of 2-for–1 stock split effected in February 2010.

14.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)        Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements.  These operating leases expire in various years through 2022. Total lease expense for the year 2012 is RMB 4.3 million.  These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2012:

	(In thousands)
	US$	RMB
2013	545	3,425
2014	87	547
2015	71	447
2016	66	412
2017	66	412
2018 and thereafter	298	1,871
Total minimum lease payments	1,133	7,114

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(2)     Capital commitments

As of December 31, 2012, the Group has commitments of RMB 42.1 million for the purchase of new machinery and construction project.

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

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2012:

	US$	RMB
	(In thousands)
2013	5,592	35,151
2014	4,184	26,275
2015	2,286	14,356
2016	1,163	7,304
2017	1,089	6,836
2018 and thereafter	9,135	57,370
Total minimum employment contract payments	23,449	147,292

   (4)       Licensee agreement

The Group is engaged in a licensee agreement with a third party that designs certain line reactors. This agreement provides us the exclusive right to manufacture, assemble, sell, and maintain the licensed products.  Licensee expense was RMB 1.0 million, RMB 1.2 million and RMB 0.5 million for the years ended December 31, 2012, 2011, and 2010, respectively. These amounts were recorded in the selling and administrative expense.

15.	FINANCIAL INSTRUMENTS

Cash and cash equivalents

The carrying amount reported on the Consolidated Balance Sheets for cash and cash equivalents approximates their fair value because of the short maturity of those instruments.

Investments, accounts receivable, notes receivable, other receivables, advance from customers and bank loans

The carrying value, as reported on the Consolidated Balance Sheets, of short-term investments, accounts receivable, notes receivable, other receivables, advance from customers, accruals, and bank loans approximate their market values based on their short-term maturities, or their fair values.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

16.           CONCENTRATION OF RISK

Financial instruments that potentially subject the Group to significant concentrations of credit risk consist principally of cash and cash equivalents, accounts receivable and short-term investments.

The Group maintains cash and cash equivalents with the Bank of China, Industrial and Commercial Bank of China, Bank of Communication, Nan-Yang commercial Bank and China Construction Bank  in the PRC and Citibank, N.A. in the U.S.

Concentrations of credit risk with respect to accounts receivable are minimal because the Group has many different customers.  The Group also performs ongoing credit evaluations of its customers’ financial conditions and, as a result, does not require collateral for Accounts Receivable.

During 2012, the Group was dependent on two major suppliers Momentive (Hexion /Bakelite AG) and Speed Fair (Xiamen) Co., Ltd. for cast resin, which accounted for 1.17% (0.93% in 2011) and 0.26% (1.28% in 2011) of total purchases, respectively.  Additionally, the Group was dependent on two major suppliers: Wuhan Steel Processing Co., Ltd., and Thyssenkrupp Electrical Steel GmbH  for silicon steel, which accounted for 12.99% (2011: 26.7%), 11.88% (2011: 11.12%)  of total purchases, respectively. The Group is also dependent on Hainan Xinlong Copper Co. Ltd., Jiangyin Copper Co., Ltd., and Shanghai Congxin Electric Co. Ltd. for copper and aluminum, which accounted for 3.84% (2011: 5.02%) and 5.77% (2011: 7.06%) and 4.19% (2011: 9.42%) of total purchases, respectively.

A significant portion of our sales revenues is concentrated on one OEM, which is our largest customer.  Sales to our largest customer accounted for 12.7%, 13.6% and 9.1% for years 2012, 2011 and 2010, respectively.

17.	PENSION AND OTHER POST RETIREMENT BENEFITS

 Jinpan USA set up a Simple IRA plan for its employees.  The amounts employees contribute are tax deferred.  Jinpan USA, has not made any contributions since 2006.

Hainan Jinpan, Jinpan China and Shanghai Jinpan have a defined contribution retirement plan for their employees.  As required by PRC laws and organized by local government, Hainan Jinpan and Jinpan China make certain statutory contributions to the plan.  All permanent employees are entitled to an annual pension that is equal to a fixed proportion of their final annual salary at their retirement date. Hainan Jinpan and Jinpan China and its employees are required to make contributions to the retirement plan at rates of 20% and 8% of each employee’s annual salary, respectively.  Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government, which is responsible for the payments of pension benefits to retired employees.  Hainan Jinpan and Jinpan China have no obligations for the pension benefits beyond the annual contributions as described above.  The pension costs recognized by Hainan Jinpan  Jinpan China and Shanghai Jinpan during the years ended December 31, 2012, 2011 and 2010 amounted to RMB  18.3 million, RMB 12.6 million and RMB 5.7 million, respectively.

18.	OPERATIONS BY INDUSTRY SEGMENT AND GEOGRAPHIC AREA

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Thus, we report one operating segment based on aggregation criteria. We sell our products in the People’s Republic of China, the United States, and Europe.

Geographic area data

	Year ended December 31,
	2012	2012	2011	2010
	US$	RMB	RMB	RMB
	(In thousands)
Revenues from external customers:
United States	17,216	108,347	125,221	48,183
Europe	9,520	59,910	44,768	28,607
PRC	183,801	1,156,695	1,244,300	890,284
	210,537	1,324,952	1,414,289	967,074
Property, Plant, and Equipment by area:
United States	2,401	15,092	15,920	17,342
PRC	38,960	244,880	217,857	195,497
	41,361	259,972	233,777	212,839
Net Assets
United States	6,855	43,089	34,529	22,354
PRC	186,004	1,169,100	1,105,260	980,940
	192,859	1,212,189	1,139,789	1,003,294

19            EARNINGS PER   SHARE

On January 26, 2010, the Company declared a two-for one stock split to the shareholders of record as of  February 5, 2010. Accordingly, all outstanding shares and per share data in all periods presented have been restated to reflect the stock split.

Basic earnings per share for the years ended December 31, 2012, 2011 and 2010 was computed by dividing net income of RMB 88.5 million, RMB 154.1 million and RMB 90.0 million respectively by the weighted average number of 16,170,107, 16,163,696 and 16,159,893  common shares outstanding, respectively.

Diluted earnings per share for the years ended December 31, 2012, 2011 and 2010 was computed by dividing net income of RMB 88.5 million, RMB 154.1 million and RMB 90.0 million by the weighted average number of 16,717,277, 16,456,611 and 16,457,462  common shares outstanding, respectively. The weighted average number of shares includes potentially dilutive common shares, which reflect the dilutive effect of stock options, preferred shares and warrants. Warrants to purchase 200,000 shares of common stock were not included in diluted earnings per share in 2011, because the warrants were anti-dilutive based on the treasury stock method. Warrants to purchase 200,000 shares of common stock were expired in March 2012. Reconciliation of the denominator is as follows:

	2012	2011	2010
Denominator for basic earnings per share – weighted average shares	16,170,107	16,163,696	16,159,893

Effect of dilutive securities:
Exercisable stock options	547,170	292,915	246,770
Convertible warrants	-	-	50,799
Denominator for diluted earnings per share – adjusted weighted average shares and assumed conversions	16,717,277	16,456,611	16,457,462

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

20.	EQUITY

As of December 31, 2009, 424,940 common shares have been repurchased at an aggregate cost of US$0.8 million, approximately RMB 6.8 million. The Company did not purchase any of its stock in the open market from 2009 to 2012.

The Company issued 12,000, nil, and 4,000 shares respectively in 2012, 2011 and 2010 from its treasury shares to the employees who exercised their stock options.

The Company’s convertible preferred stock (“preferred stock”) is convertible at any time into common shares at the rate of 1-to-1 and each share of preferred stock entitles its holder to the same number of votes as a Common Share. In the event of the Company’s liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of common shares in the distribution of assets in an amount equal to the sum of: (i) US$2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share. There was no outstanding preferred shares at the end of December 31, 2012.

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

(b)	Stock option transactions under 1997 Stock Option Plan

During 2012 certain employees exercised stock options to purchase an aggregate of 12,000 shares of the Company’s common stock. The Company received US$21,300 from these exercises. No options were exercised under this plan in 2010 and 2011.

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

          (d)         Stock option transactions under the 2006 Stock Option Plan

In March 2007, the Group entered into stock option agreements with certain of its directors and employees, to purchase an aggregate of 54,500 common shares. Options granted are exercisable at the price of US$9.03 per share and expire 5 years from the dated granted. The options are not transferable other than upon death and are exercisable from the date granted.

During 2009, certain current and previous employees exercised stock options to purchase 140,334 common shares. The Company received US$ 367,238 from these exercises.

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

In March 2011, the Company issued stock options to purchase 44,000 common shares. Options granted are exercisable at the price of US$ 10.83 per share and expire 5 years from the date of grant.

In March 2012, the Company issued stock options to purchase 132,166 common shares to its directors and certain employees. These options are exercisable at the price of US$ 8.34 per share and will expire on September 7, 2016.

In June 2012, one employee exercised his options to purchase 12,000 common shares. The Company received US$ 21,300 from this exercise.

            (e)       Warrants

In March 2007, the Company issued warrants to purchase 200,000 common shares in connection with a private placement.  This warrant is exercisable at a price of US$11.65 per share and expired on March 15, 2012.

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

            (f)    Common Shares Reserved for Options, Warrants and Preferred Stock.

	December 31, 2012	December 31, 2011

Warrants	-	200,000
Stock options	586,566	498,566
Preferred stock	-	-

Total	586,566	698,566

           (g)    Stock Option Valuation

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return.  The weighted-average exercise price for options outstanding as of December 31, 2012 was US$7.74. The weighted-average remaining contractual life of those options is 1.11 years.

                       The following assumptions were used for calculating fair value of stock options:

	December 31,	December 31,	December 31
	2012	2011	2010
Risk -free interest rate	0.55% to 1.62%	1.22% to 1.62%	1.62% to 1.99%
Average expected term (years)	3	3	3
Dividend yield	1.62%	1.31%	1.62%
Expected volatility	57.73% to 68.65%	68.65% to 72.65%	60.64% to 68.65%

The Company’s calculation of expected volatility for the year ended December 31, 2012 was based on the historical volatility of the Company’s stock price. We have adopted the guidance of ASC 718-10-S99-1 for purposes of determining the expected term for stock options. Due to limited historical data to rely upon, we use the “simplified” method in developing an estimate of expected term for stock options per ASC 718-10-S99-1.   The interest rate is based on the  U.S. Treasury yields in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

           (h)    Option Award Activity

A summary of the Company’s stock option activities, and related information for the years ended December 31, 2012, 2011 and 2010 are as follows:

	2012		2011		2010
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$

Outstanding at beginning of year	498,566	7.52	454,566	7.02	458,566	7.03
Granted	132,166	8.34	44,000	10.83	-	-
Exercised	(12,000)	1.775	-		(4,000)	7.68
Cancelled	-		-		-
Forfeited	(32,166)		-		-
Outstanding at the end of year	586,566	7.74	498,566	7.52	454,566	7.02
Exercisable at the year end	454,400	7.56	321,366	7.00	311,166	6.82

Weighted average grant-date fair value of options granted during the year		US$8.34	US$10.83

A summary of the status of the Company’s nonvested shares for the years ended December 31, 2012, 2011, 2010 are as follows

Nonvested Shares	Shares	Weighted-Average Grant-Date Fair Value (US$)
Nonvested at January 1, 2010	242,300	8.23
Granted	-	-
Vested	(98,900)	10.87
Forfeited	-	-
Nonvested at December 31, 2010	143,400	7.96
Granted	44,000	10.83
Vested	(10,200)	11.65
Forfeited	-	-
Nonvested at December 31, 2011	177,200	8.46
Granted	132,166	8.34
Vested	(177,200)	8.46
Forfeited	-	9.035
Nonvested at December 31, 2012	132,166	US$8.34

The Company recognized approximately RMB 2.6 million, RMB 2.4 million and RMB 1.4 million of compensation cost for the years ended December 31, 2012, 2011 and 2010, respectively.  No income tax benefit was recognized for the years ended December 31, 2012, 2011 and 2010. The total intrinsic value of options exercised during the years ended December 31, 2012, 2011 and 2010 was RMB 302,000, RMB nil and RMB 75,000 respectively. The total intrinsic value of options outstanding during the year ended December 31, 2012 was RMB nil.  The total fair value of shares vested during the years ended December 31, 2012, 2011 and 2010 were approximately RMB 9.4 million, RMB nil million and RMB 5.7 million respectively.  Total compensation cost related to nonvested stock options that are not recognized at the end of December 31, 2012 and will be recognized in future years is RMB nil.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

The following table summarizes information with respect to options outstanding at December 31, 2012:

		Outstanding
	Options	Weighted Average
Exercise	Number	Remaining
Price	Outstanding	Contractual Life(in years)
US$ 1.77	80,000	0.73
US$ 3.67	36,000	1.04
US$11.65	73,700	0.3
US$15.28	17,500	0.3
US$7.68	203,200	1.1
US$10.83	44,000	3.2
US$8.34	132,166	3.75
	586,566	1.11

21.	SUBSEQUENT EVENT

a)    Cash Dividend

On March 28, 2013, the Company paid a first  quarter cash dividend of US$0.03 per common share for the year 2013. According to the board of directors’ resolution on November 29, 2013, the company began to pay quarterly dividend in 2013.

b)     Stock option

On March 4, 2013, the Company issued options to purchase 61,800 common shares to its directors and certain employees. These options are exercisable at the price of US$ 5.53 per share and will expire on March 3, 2022.

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2012.

22	QUARTERLY FINANCIAL DATA (Unaudited)

    Summarized quarterly financial data for 2012 and 2011 is as follows:

	Quarter
Fiscal 2012	First	Second	Third	Fourth

RMB
Sales	269,251,054	351,199,883	372,661,920	331,838,948
Gross (loss) profit	99,262,292	108,260,886	124,198,653	101,188,193
Net (loss) income from continuing operations	24,969,877	14,943,698	24,726,357	23,852,861
Net (loss) income from discontinued operations	-	-	-	-
Net (loss) income	24,969,877	14,943,698	24,726,357	23,852,861

Earnings per share - Basic	1.54	0.92	1.53	1.48
Earnings per share - Diluted	1.50	0.90	1.47	1.42

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

	Quarter
Fiscal 2011	First	Second	Third	Fourth

RMB
Sales	196,909,519	380,237,779	427,274,276	409,867,833
Gross (loss) profit	72,204,313	145,078,827	159,911,708	141,621,618
Net (loss) income from continuing operations	18,063,583	47,520,217	54,118,583	34,436,045
Net (loss) income from discontinued operations	-	-	-	-
Net (loss) income	18,063,583	47,520,217	54,118,583	34,436,045

Earnings per share - Basic	1.12	2.92	3.37	2.13
Earnings per share - Diluted	1.10	2.89	3.29	2.09