Form 20-F
period 2013-12-31
JINPAN INTERNATIONAL LTD
filed 2014-04-30
CIK 1053008

 UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2013

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

NASDAQ Global Select Market
(Name of each exchange on which registered)

Securities registered or to be registered pursuant to Section 12(g) of the Act:  None.

Securities for which there is a reporting obligation pursuant to Section 15(d) of the Act:  None.

Indicate the number of outstanding shares of each of the issuer’s classes of capital or common stock as of the close of the period covered by the annual report: 16,418,456 Common Shares, par value $0.0045 per share

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

PART I

Unless specifically referenced, the following entities are collectively referred in this annual report as “we,” “us” or “our”:

(1)	Jinpan International Limited (“Jinpan International”), a British Virgin Islands International Business Company;

(2)	Jinpan International (USA) Limited (“Jinpan USA”), a New York corporation and wholly owned subsidiary of Jinpan International;

(3)	Jinpan Realty Group, LLC (“Jinpan Realty”), a New Jersey limited liability company and wholly owned subsidiary of Jinpan USA;

(4)	Jinpan Electric (China) Company Limited (“Jinpan China”), a foreign funded PRC limited liability company and wholly owned subsidiary of Jinpan International;

(5)	Hainan Jinpan Electric Company Limited (“Hainan Jinpan”), a sino-foreign cooperative venture owned by Jinpan International and Wuhan Jinpan Electric Company Ltd.;

(6)	Hainan Jinpan R&D Company Limited (“Hainan Jinpan R&D”). a Chinese enterprise wholly-owned by Hainan Jinpan;

(7)	Wuhan Jinpan Electric Company Limited (“Wuhan Jinpan”), a Chinese enterprise wholly owned by Jinpan China ;

(8)	Shanghai Jinpan Electric (Group) Company Limited (“Shanghai Jinpan”), a Chinese enterprise owned by Jinpan China and Hainan Jinpan;

(9)	Jinpan Electric Group Alternative Energy Equipment (Shanghai) Co. Ltd. (“Jinpan Alternative Energy”), a Chinese enterprise wholly owned by Shanghai Jinpan;

(10)	Jinpan Electric Group Transmission and Distribution Automation Equipment (Shanghai) Co. Ltd. (“Jinpan T&D”), a Chinese enterprise wholly owned by Shanghai Jinpan;

(11)	Shanghai Dong Dian International Trading Co. Ltd. (“Shanghai Dong Dian”), a Chinese enterprise wholly owned by Shanghai Jinpan; and

(12)	Shanghai Pan-Ding Investment Co. Ltd. (“Shanghai Panding”), a Chinese enterprise wholly owned by Shanghai Jinpan.

(13)	Guilin Jun Tai Fu Electric Co. Ltd. (“Guilin JTF”), a Chinese enterprise wholly owned by Hainan Jinpan.

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

We prepare our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The following selected financial data have been derived from our audited consolidated financial statements for each of the years from 2009 to 2013. The selected consolidated statement of income data for the years 2011, 2012, and 2013, and the selected consolidated balance sheet data at December 31, 2012 and 2013, have been derived from our audited consolidated financial statements set forth in “Item 18. Financial Statements” of this Annual Report. The selected consolidated statement of income data for the years 2009 and 2010, and the selected consolidated balance sheet data at December 31, 2009, 2010 and 2011, has been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. These selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and are qualified entirely by reference to such consolidated financial statements.

		Year ended December 31,
	2013	2013	2012	2011	2010	2009
	US$(1)	RMB	RMB	RMB	RMB	RMB
	(In thousands, except per share and share data)
Income Statement Data:
Net sales	225,727	1,397,861	1,324,952	1,414,289	967,074	1,084,303
Costs of goods sold	(153,325)	(949,081)	(892,042)	(895,473)	(591,591)	(625,817)
Gross profit	72,402	448,780	432,910	518,816	375,483	458,486
Selling and administrative expenses	(55,718)	(345,464)	(339,221)	(350,822)	(273,518)	(245,956)
Income from operations	16,684	103,316	93,689	167,994	101,965	212,530
Interest expense	(2,072)	(12,830)	(11,115)	(8,088)	(2,078)	(1,446)
Non operating income	4,636	28,714	20,282	15,567	16,431	7,069
Income before income taxes	19,248	119,200	102,856	175,473	116,318	218,153
Income taxes	(2,677)	(16,579)	(14,363)	(21,334)	(26,314)	(20,428)
Net income	16,571	102,621	88,493	154,139	90,004	197,725

Earnings per share:
Basic	1.02	6.32	5.47	9.54	5.57	12.33
Diluted	0.99	6.14	5.29	9.37	5.46	12.15
Number of shares outstanding:(2)
Basic	16,230,165	16,230,165	16,170,107	16,163,696	16,159,893	16,028,152
Diluted	16,711,192	16,711,192	16,717,277	16,456,611	16,457,462	16,269,440

Dividends per share	US$ 0.12	US$ 0.12	US$ 0.18	US$ 0.14	US$ 0.14	US$ 0.12

Balance Sheet Data:
Cash and cash equivalents	24,582	149,874	116,341	152,597	182,300	161,554
Total assets	346,601	2,113,194	1,943,998	1,747,632	1,500,633	1,244,298
Net assets	214,144	1,305,616	1,212,189	1,139,789	1,003,294	928,054
Long term debt	31,998	195,087	165,406	—	—	—
Long term liabilities	4,785	29,176	19,383	9,451	16,458	17,410
Equity	214,144	1,305,616	1,212,189	1,139,789	1,003,294	928,054

Cash Flows Data
Depreciation	6,863	42,499	33,016	27,791	24,449	25,512
Capital expenditures:(3)	13,037	80,734	223,650	83,963	56,468	54,717
Ratio of earnings to fixed charges(4)	9.72%	9.72%	9.75%	4.41%	1.76%	0.66%

3

(1)
Our assets and liabilities are translated into United States dollars at the period-end exchange rate which is RMB 6.0927 to 1 US dollar as of December 31, 2013. Revenues and expenses are translated into United Stated dollars at weighted average exchange rates which was RMB 6.1969 to 1 US dollar for the period from January 1, 2013 to December 31, 2013. Equity transactions are translated using historical rates.

(2)	There are 40,000,000 common shares authorized and 2,000,000 preferred shares authorized as of December 31, 2013.

(3)	Capital expenditures are comprised of the purchase of equipment, payment for construction-in-progress, and acquisition of land use rights.

(4)	Earnings consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expenses and amortization of deferred financing fees.

Exchange Rate Information

As used in this Annual Report, the rate of exchange for Renminbi Yuan, referred to in the financial statements as “RMB” or “Renminbi” or “Yuan,” expressed in U.S. dollars per Renminbi, using the rate published by China state administration of foreign exchange. Renminbi is the lawful currency of the People’s Republic of China or the PRC. The exchange rate published by China administration of foreign exchange on December 31, 2013 was US$1 = RMB 6.0969.

The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for RMB. Amounts are expressed in RMB per US dollar 1.00.

Period	Period End	Average(1)	Low	High
		(RMB per US$1.00)

2009	6.8270	6.8408	6.8226	6.8533
2010	6.6227	6.7696	6.6200	6.8328
2011	6.3009	6.4651	6.2939	6.6364
2012	6.2855	6.2932	6.2855	6.3495
2013	6.0969	6.1927	6.0969	6.2897
December 2013	6.0969	6.1927	6.0969	6.1196
January 2014	6.1050	6.1079	6.0930	6.1109
February 2014	6.1214	6.1151	6.1053	6.1224
March 2014	6.1521	6.1355	6.1190	6.1521
April 2014(through April 14)	6.1531	6.1517	6.1490	6.1531

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

In 2013, revenue derived from the sale of cast resin transformers accounted for 71.08% of our net sales, or RMB 993.7 million (US$ 160.5 million). We expect a significant portion of our revenue to continue to come from the sale of cast resin transformers. Accordingly, our future operating results will depend on the demand for this product. We cannot assure you that the market will continue to demand our product or we will be successful in marketing any new or enhanced products. If our competitors produce new products that are superior to our cast resin transformers in performance or price, demand for our product may decline. A decline in demand for our cast resin transformers as a result of competition, technological change, economic conditions, restrictions on our ability to market this product, or other factors would reduce our total revenues and harm our ability to maintain profitability.

Our revenues would decline significantly if we lost one or more of our largest customers, which could have a material adverse impact on our business.

A significant portion of our revenues is derived from our largest customers. Sales to our five largest customers in the aggregate for 2011, 2012 and 2013, accounted 27.5% , 21.3%, and 22.3%, respectively, of our net sales. Sales to our largest customer during those years accounted for 14.8%, 12.7%, and 10.5%, respectively, of our net sales. We cannot assure you that any of our principal customers will maintain their volume of business with us or that a similar volume of business will be forthcoming from new or existing customers to replace any lost business. The loss of one or more of our principal customers without replacement by a customer of similar volume could have a material adverse effect on our business and financial condition.

We sell most of our reactors to one large original equipment manufacturer, or OEM, and any significant decrease of sales of reactors to this OEM would have a negative effect on the revenues we receive from the sale of reactors.

In 2013, revenue derived from the sale of reactors accounted for 5.6 % of our net sales, or RMB 77.4  million (US$ 12.5 million). We sell most of our reactors to one OEM. This is in contrast to a more diversified customer base for our cast resin transformers. Any significant decrease in the sale of reactors to this large OEM could have a material adverse effect on revenue derived from the sale of reactors. In addition, if we fail to collect accounts receivable from this OEM, we could be subject to significant financial exposure.

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

Although most of our products are sold to customers based principally in China, we sell to markets worldwide. In the future, our international operations and sales may be affected by the following risks, which may adversely affect Chinese companies doing business internationally:

●	political and economic risks, including political instability,

●	currency controls and exchange rate fluctuations,

●	changes in import/export regulations, tariff and freight rates, and

●	various forms of protectionist trade legislation that currently exist or have been proposed in some foreign countries.

Our growth may be slowed if demand for electric power slows, declines or if there is a decline in fixed asset investment in China.

Our products are used for the distribution of electricity.  Demand for our products is linked closely to increased demand for electrical power in China. According to the China Electricity Council (“CEC”), China consumed 5.32 trillion KWH of electricity in 2013, up 7.5% over the prior year. We cannot assure that demand for electricity will continue to grow at 2013 rates. Any material decline in the consumption of electricity in China is likely to have an adverse impact on our business.

Our products are used in infrastructure, industrial manufacturing facilities,  commercial and residential buildings, and by utilities in building electric grids.  Demand for our products is affected by the level of investment in fixed assets.  According to the National Bureau of Statistics of China (“NBS”), the investment in fixed assets of China in 2013 was 44,707.4 billion yuan, up by 19.3 percent over the previous year. We cannot assure that the level of investment in fixed assets in China will continue at 2013 rates.  Any material decline in fixed asset investment in China is likely to have an adverse impact on our business.

Our growth may be slowed if there is a decline in investment in wind energy.

We supply power distribution equipment for wind turbine platforms.  In 2013 the sale of wind energy products accounted for approximately 7.9% of our net sales, or RMB 110.8 million (US$ 17.9  million).  The majority of the wind energy products we sold in 2013 were delivered to Europe and North America. Any material decline of investment in wind energy in the principal markets we serve is likely to have an adverse impact on our business.

Increase in cost, disruption of supply or shortage of raw materials could harm our business.

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

We maintain at least two suppliers for each of the principal raw materials we require for our business in order to enhance our ability to obtain an adequate supply of high quality, competitively-priced raw materials. We usually keep a two or three month supply of these raw materials in our inventory. However, we cannot guarantee that we will be able to maintain favorable arrangements and relationships with these suppliers. Also, if our suppliers fail to supply these raw materials to us for any reason, including due to adverse financial developments affecting the supplier, and/or due to unexpected demand, labor shortages or disputes, it could have a material adverse effect on our results of operations.

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

We may also face foreign competition in China from firms such as ABB .  These and other competitors in China have greater financial and other resources than we do. Increased domestic competition in China and foreign participation may also have a material adverse effect on our financial condition and results of operations as well as our business and prospects. In addition, we may not be able to compete successfully in the future with existing or new competitors.

We may face claims or lawsuits for losses due to the failure of our products that may result in costly litigation and divert the attention of our management.

Our business exposes us to liability risks that are inherent in the manufacturing and marketing of electrical equipment.  Any failure of our products could result in direct and consequential losses to our customers, which could result in our customers filing claims or lawsuits against us for losses resulting from the failure of our products. If a litigant were successful against us, it could have an adverse effect on our business, financial condition, results of operations and liquidity. Additionally, a well-publicized actual or perceived problem could adversely affect our market reputation, which could result in a decline in demand for our products.  Although we have purchased some product liability and product quality insurance, the scope of these insurance policies does not include all markets to which we sell.  Furthermore, the scope and/or amount coverage of these insurance policies may not be sufficient to cover all our costs and losses.

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

We currently hold a license, granted by Schneider Electric (China) Investment Co. Ltd., for the manufacture of certain switchgears. We manufacture low and medium voltage switchgear products under license from Schneider. We also hold a license, granted by Siemens Ltd. China to manufacture SIVACON 8pt low voltage switchboards.  We also licensed from Hitran Corporation certain VPI reactor designs used in wind turbine platforms.  If our arrangements with these licensors terminate, or expire without renewal, we could be prohibited from manufacturing and selling these products. We may not be able to enter into other license agreements, or enter into such agreements on commercially reasonable terms, to continue to manufacture switchgears and reactors. Furthermore, we may not be able to redesign our product to avoid infringement. Any required modification of our products or development of new products could also harm our business.

Any failure by us to control the use or adequately restrict the discharge of hazardous substances or to obtain work safety and professional health approvals, could subject us to potentially significant monetary damages and fines or suspension of our business operations.

We utilize potentially toxic, volatile and otherwise hazardous chemicals and materials in our research and development and production processes, and we are subject to regulations and periodic monitoring by local environmental protection and work safety authorities. In addition, we are required to comply with all PRC national and local environmental protection and work safety laws and regulations. If we fail to comply with relevant environmental, work safety and health laws, regulations and/or administrative rules relating to hazardous materials and chemicals in the future, we may be required to pay fines, suspend production or cease our business operations. In addition, if more stringent regulations are adopted in the future, the costs of compliance with these new regulations could be substantial. Any failure by us to control the use of or to adequately restrict the discharge of hazardous substances could subject us to potentially significant monetary damages and fines or suspension of our business operations.

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

We may be adversely affected by the outcome of the administrative proceedings brought by the SEC against the Big 4 PRC-based accounting firms.

In December 2012, the SEC brought administrative proceedings against the Big 4 accounting firms in China alleging that these accounting firms had violated U.S. securities laws and the SEC’s rules and regulations thereunder by failing to provide to the SEC the firms’ audit papers and other documents related to certain PRC-based companies that are publicly traded in the United States.

On January 22, 2014, the Administrative Law Judge presiding over the matter reached an initial decision that the firms had each violated the SEC’s rules of practice by failing to produce the audit work papers and related documents directly to the SEC. The initial decision further determined that each of the firms should be censured and barred from practicing before the SEC for a period of six months. The Big 4 PRC-based accounting firms recently appealed the initial administrative law decision to the SEC. The initial administrative law decision will not become effective until and unless it is endorsed by the full SEC. The accounting firms can then further appeal the final decision of the SEC through the federal appellate courts.

We cannot predict whether the SEC will take action against additional PRC based accounting firms, including Grant Thornton, our independent registered public accounting firm.  If SEC action is brought against our independent registered public accounting firm, we may not be able to meet the reporting requirements under the Securities Exchange Act of 1934, as amended.

Failure to achieve and maintain effective internal controls in accordance with Section 404 of the Sarbanes-Oxley Act of 2002 could have a material adverse effect on our business and share price.

We are subject to reporting obligations under the United States securities laws.  The SEC, as required by Section 404 of the Sarbanes-Oxley Act of 2002, or the Sarbanes-Oxley Act, requires that we establish and maintain an effective internal control structure and procedures for financial reporting and include a report of management on our internal control over financial reporting in our annual report.  Our Annual Report on Form 20-F must contain an assessment by management of the effectiveness of our internal control over financial reporting and must include disclosure of any material weaknesses in internal control over financial reporting that we have identified.  In addition, our independent registered public accounting firm must attest to the effectiveness of our internal control over financial reporting.

As of December 31, 2013, we have identified a material weakness in our internal control over financial reporting and have concluded that our internal control over financial reporting were not effective as of December 31, 2013.  The requirements of Section 404 of the Sarbanes-Oxley Act are ongoing and also apply to future years.  We expect that our internal control over financial reporting will continue to evolve as we continue to grow our business.  Although we are committed to continue to improve our internal control processes and will continue to diligently and vigorously review our internal control over financial reporting in order to ensure compliance with the Section 404 requirements, any control system, regardless of how well designed, operated and evaluated, can provide only reasonable, not absolute, assurance that its objectives will be met. Therefore, we cannot be certain that in the future additional material weaknesses or significant deficiencies will not exist or otherwise be discovered.

Risks Related to Our Chinese Operations

Changes in PRC government policies could have a material adverse effect on our business and operations.

Since the late 1970s, the PRC government has pursued policies that encourage private economic activity, that emphasize the utilization of market forces in resource allocation, and that has led to greater economic decentralization and reduction in state ownership of productive assets.  However, the PRC government still maintains a high level of involvement in the economy.  Despite economic decentralization and reductions in state ownership of productive assets, the PRC government still owns or controls a substantial portion of productive assets in China.   The PRC government continues to play a significant role in regulating industry development through central planning and industrial policies.  The PRC government also exercises significant control over China’s economic development through allocating resources, controlling payment of foreign currency-denominated obligations, setting monetary policy and providing preferential treatment to particular industries or companies. Because a substantial portion of our assets and business operations are in China, PRC government policies that negatively affect the economy, our industry or us could have a material adverse effect on our business, financial condition, results of operations and prospects.

Uncertainties in the interpretation and enforcement of PRC laws and regulations could limit the legal protections available to you and us.

The PRC’s legal system is a civil law system based on written statutes.  Unlike in a common law system, it is a system in which cases have limited precedential value.

In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) some of which may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Furthermore, because certain of our directors and officers are non-residents of the United States, it may be difficult for investors to affect service of process upon these non-residents in the United States or to enforce United States judgments against them in PRC courts. There is uncertainty as to whether PRC courts would enforce:

●	judgments of U.S. courts obtained against us or these non-resident directors and officers based on the civil liability provisions of the securities laws of the United States or any state; or

●	in original actions brought in the PRC, liabilities against us or any of these non-resident directors and officers predicated upon the securities laws of the United States or any state.

Since a majority of our assets are located in the PRC, it may be difficult for an investor who obtains a judgment in the United States or another state to enforce such foreign judgment in the PRC. Such judgment may be further limited by applicable bankruptcy, insolvency, liquidation, arrangement, moratorium or similar laws relating to or affecting creditors’ rights generally and will be subject to a statutory limitation of time within which proceedings may be brought.

Under the PRC Enterprise Income Tax Law, we may be classified as a PRC “resident enterprise” for PRC enterprise income tax purposes. Such classification would likely result in unfavorable tax consequences to us and our non-PRC shareholders and have a material adverse effect on our results of operations and the value of your investment.

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a PRC ”resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

In addition, a circular, known as Circular 82, issued in April 2009, as amended in January 2014, by the State Administration of Taxation, or the SAT, specifies that certain offshore incorporated enterprises controlled by PRC enterprises or PRC enterprise groups will be classified as PRC resident enterprises if the following are located or resident in the PRC: senior management personnel and departments that are responsible for daily production, operation and management; financial and personnel decision making bodies; key properties, accounting books, company seal, and minutes of board meetings and shareholders’ meetings; and half or more of the senior management or directors having voting rights. Circular 82 also clarified that dividends and other income paid by such “resident enterprises” will be considered to be PRC source income, subject to PRC withholding tax, currently at a rate of 10%, when recognized by shareholders that are non-PRC resident enterprises.

Further to Circular 82, the SAT issued a bulletin, known as Bulletin 45, which took effect on September 1, 2011, to provide more guidance on the implementation of Circular 82 and clarify the reporting and filing obligations of such “Chinese-controlled offshore-incorporated resident enterprises.” Bulletin 45 provides procedures and administrative details for the determination of PRC resident enterprise status and administration on post-determination matters. Although both Circular 82 and Bulletin 45 only apply to offshore enterprises controlled by PRC enterprises or PRC enterprise groups, not those controlled by PRC individuals or foreign individuals like us, the determining criteria set forth in Circular 82 and Bulletin 45 may reflect the SAT’s general position on how the “de facto management body” test should be applied in determining the tax resident enterprise status of offshore enterprises, regardless of whether they are controlled by PRC enterprises, PRC enterprise groups or by PRC or foreign individuals.

We do not believe that Jinpan International meets all of the conditions above and thus we do not believe that Jinpan International is a PRC resident enterprise, despite the fact that some of the members of our management team as well as the management team of our offshore holding company are located in China. However, if the PRC tax authorities determine that Jinpan International is a PRC resident enterprise for PRC enterprise income tax purposes, a number of unfavorable PRC tax consequences could follow. First, we will be subject to the uniform 25% enterprise income tax on our world-wide income, which could materially reduce our net income. In addition, we will also be subject to PRC enterprise income tax reporting obligations. Second, although dividends paid by one PRC tax resident to another PRC tax resident should qualify as “tax-exempt income” under the EIT Law, we cannot assure you that such dividends will not be subject to a 10% withholding tax, as the PRC foreign exchange control authorities, which enforce the withholding tax on dividends, and the PRC tax authorities have not yet issued guidance with respect to the processing of outbound remittances to entities that are not controlled by any PRC enterprise or enterprise group and treated as resident enterprises for PRC enterprise income tax purposes.

Finally, dividends we pay to our non-PRC enterprise shareholders and gains derived by our non-PRC shareholders from the sale of our shares may be become subject to a 10% PRC withholding tax. In addition, future guidance may extend the withholding tax to dividends we pay to our non-PRC individual shareholders and gains derived by such shareholders from transferring our shares. In addition to the uncertainty in how the new “resident enterprise” classification could apply, it is also possible that the rules may change in the future, possibly with retroactive effect. If PRC income tax were imposed on gains realized through the transfer of our shares or on dividends paid to our non-resident investors, the value of the investment in our shares may be materially and adversely affected. Furthermore, our shareholders whose jurisdictions of residence have tax treaties or arrangements with China may not qualify for benefits under such tax treaties or arrangements.

We face uncertainty regarding the PRC tax reporting obligations and consequences for certain indirect transfers of our operating company’s equity interests. Enhanced scrutiny over acquisition transactions by the PRC tax authorities may have a negative impact on potential acquisitions we may pursue in the future.

In connection with the EIT Law, the Ministry of Finance and the SAT jointly issued a Circular 59 in April 2009, and the SAT issued a Circular 698 in December 2009. Both Circular 59 and Circular 698 became effective retroactively on January 1, 2008.

According to Circular 698, where a non-resident enterprise transfers the equity interests of a PRC “resident enterprise” indirectly by disposition of the equity interests of an overseas holding company, or an Indirect Transfer, and the overseas holding company is located in a tax jurisdiction that: (1) has an effective tax rate less than 12.5% or (2) does not impose tax on foreign income of its residents, the non-resident enterprise, being the transferor, must report to the relevant tax authority of the PRC “resident enterprise” this Indirect Transfer. Using a “substance over form” principle, the PRC tax authority may disregard the existence of the overseas holding company if it lacks a reasonable commercial purpose and was established for the purpose of reducing, avoiding or deferring PRC tax. As a result, gains derived from such Indirect Transfer may be subject to PRC withholding tax at a rate of up to 10%. Circular 698 also provides that, where a non-PRC resident enterprise transfers its equity interests in a PRC “resident enterprise” to its related parties at a price lower than the fair market value, the relevant tax authority has the power to make a reasonable adjustment to the taxable income of the transaction. In addition, the PRC “resident enterprise” is supposed to provide necessary assistance to support the enforcement of Circular 698.

On March 28, 2011, the SAT released Bulletin [2011] No. 24, or Bulletin 24, to clarify several issues related to Circular 698. Bulletin 24 became effective on April 1, 2011. According to SAT Bulletin 24, the term “effective tax” refers to the effective tax on the gain derived from disposition of the equity interests of an overseas holding company; and the term “does not impose income tax” refers to the cases where the gain derived from disposition of the equity interests of an overseas holding company is not subject to income tax in the country/region where the overseas holding company is a resident.

There is little guidance and practical experience as to the application of Circular 698. For example, while the term “Indirect Transfer” is not clearly defined, it is understood that the relevant PRC tax authorities have jurisdiction regarding requests for information over a wide range of foreign entities having no direct contact with China. In addition, there are no formal declarations with regard to how to determine whether a foreign investor has adopted an abusive arrangement in order to reduce, avoid or defer PRC tax. Moreover, although Circular 698 contains an exemption for transfers of publicly traded stock in a PRC resident enterprise, it remains unclear whether we will be deemed a PRC resident enterprise and whether such exemption will be applicable to the transfer of our shares. If any of the previous investments by non-resident investors in our company were determined by the tax authorities to lack reasonable commercial purpose, it is possible that the PRC tax authorities would pursue our offshore shareholders to conduct a filing regarding our offshore restructuring transactions where non-resident investors were involved and would request our PRC subsidiaries to assist in providing such disclosures. In addition, if our offshore subsidiary is deemed to lack substance, it could be disregarded by the PRC tax authorities. As a result, we and our non-resident investors may become at risk of being taxed under Circular 698 and may be required to expend valuable resources to comply with Circular 698 or to establish that we should not be taxed under Circular 698, which may have a material adverse effect on our financial condition and results of operations or the non-resident investors’ investments in us.

By promulgating and implementing these circulars, the PRC tax authorities have enhanced their scrutiny over the direct or indirect transfer of equity interests in a PRC resident enterprise by a non-resident enterprise. The PRC tax authorities have the discretion under Circular 59 and Circular 698 to make adjustments to the taxable capital gains based on the difference between the fair value of the equity interests transferred and the cost of investment. Although we currently have no confirmed plans to pursue any acquisitions in China or elsewhere in the world, we may pursue acquisitions in the future that may involve complex corporate structures. If we are considered a non-resident enterprise under the EIT Law and if the PRC tax authorities make adjustments under Circular 59 or Circular 698, our income tax costs associated with such potential acquisitions will be increased, which may have an adverse effect on our financial condition and results of operations.

Discontinuation or revocation of any of the preferential tax treatments and government subsidies or imposition of any additional taxes and surcharges could adversely affect our financial condition and results of operations.

Our PRC subsidiaries are incorporated in the PRC and governed by applicable PRC tax laws and regulations. The EIT Law and its Implementing Rules, both became effective on January 1, 2008, have adopted a uniform statutory enterprise income tax rate of 25% to all enterprises in China including foreign-invested enterprises. The EIT Law and its Implementation Rules also permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities. The qualification as a HNTE generally has a valid term of three years and the renewal of such qualification is subject to review by the relevant authorities in China.

The average enterprise income tax rate on our PRC subsidiaries in 2013 was 15%.   Many of our PRC subsidiaries maintained their HNTE qualifications and enjoyed a preferential tax rate of 15% in 2013. Our PRC subsidiaries can continue to enjoy the preferential tax rate of 15% as long as they maintains their HNTE qualifications and duly conduct filing procedures with relevant tax authority regarding the tax incentive. If our PRC subsidiaries fail to maintain their HNTE qualifications or to renew the qualifications when their current term expires, the enterprise income tax rate applicable to our PRC subsidiaries may increase to 25%, which could have an adverse effect on our financial condition and results of operations.

PRC regulations relating to offshore investment activities by PRC residents may limit our PRC subsidiaries’ ability to increase their registered capital or distribute profits to us, limit our ability to inject capital into our PRC subsidiaries, or otherwise expose us to liability and penalties under PRC law.

The PRC State Administration of Foreign Exchange, or the SAFE, promulgated in October 2005 a SAFE Circular 75 that requires PRC citizens or residents to register with SAFE or its local branch in connection with their establishment or control of an offshore entity established for the purpose of overseas equity financing involving a roundtrip investment whereby the offshore entity acquires or controls onshore assets or equity interests held by the PRC citizens or residents. In addition, such PRC citizens or residents must update their SAFE registrations when the offshore special purpose vehicle undergoes material events relating to increases or decreases in investment amount, transfers or exchanges of shares, mergers or divisions, long-term equity or debt investments, external guarantees, or other material events that do not involve roundtrip investments. The term “control” under SAFE Circular 75 is broadly defined as the operation rights, beneficiary rights or decision-making rights acquired by the PRC residents in the offshore special purpose vehicles, or SPVs, or PRC companies by such means as acquisition, trust, proxy, voting rights, repurchase, convertible bonds or other arrangements. Subsequent regulations further clarified that PRC subsidiaries of an offshore company governed by the SAFE regulations are required to coordinate and supervise the filing of SAFE registrations in a timely manner by the offshore holding company’s shareholders and beneficial owners who are PRC citizens or residents. If these shareholders or beneficial owners fail to comply, the PRC subsidiaries are required to report to the local SAFE branches. See “PRC Regulation—Regulations on Foreign Exchange Registration of Overseas Investment by PRC Residents.” If our shareholders or beneficial owners who are PRC citizens or residents do not complete their registration with the local SAFE branches, our PRC subsidiaries may be prohibited from distributing their profits and proceeds from any reduction in capital, share transfer or liquidation to us, and we may be restricted in our ability to contribute additional capital to our PRC subsidiaries. Moreover, failure to comply with the various SAFE registration requirements described above could result in liabilities for our PRC subsidiaries under PRC laws for evasion of applicable foreign exchange restrictions, including (1) the requirement by SAFE to return the foreign exchange remitted overseas within a period specified by SAFE, with a fine of up to 30% of the total amount of foreign exchange remitted overseas and deemed to have been evasive and (2) in circumstances involving serious violations, a fine of no less than 30% of and up to the total amount of remitted foreign exchange deemed evasive. Furthermore, the persons-in-charge and other persons at our PRC subsidiaries who are held directly liable for the violations may be subject to criminal sanctions.

These foreign exchange regulations provide that PRC residents include both PRC citizens, meaning any individual who holds a PRC passport or resident identification card, and individuals who are non-PRC citizens but primarily reside in the PRC due to their economic ties to the PRC. We have requested all of our current shareholders and/or beneficial owners to disclose whether they or their shareholders or beneficial owners fall within the ambit of SAFE Circular 75 and its guidance and will urge relevant shareholders and beneficial owners, upon learning they are PRC residents, to make the necessary applications, filings and amendments as required under SAFE Circular 75 and other related rules. To our knowledge, all of our shareholders who are PRC citizens and hold interest in us, have registered with the local SAFE branch as required under SAFE Circular 75 and are in the process of amending certain applicable registrations with the local SAFE pursuant to SAFE Circular 75. We would expect these shareholders to also amend their registrations after the completion of this offering as required by PRC law. However, we cannot assure you that they can successfully amend their foreign exchange registrations with the local SAFE branch in full compliance with applicable laws after this offering. In addition, we may not be informed of the identities of all the PRC residents holding direct or indirect interest in our company, and we cannot provide any assurances that these PRC residents will comply with our request to make or obtain any applicable registrations or comply with other requirements required by SAFE Circular 75 or other related rules. A failure by any of our current or future shareholders or beneficial owners who are PRC residents to comply with the SAFE regulations may subject us to fines or other legal sanctions, restrict our cross-border investment activities, limit our PRC subsidiaries’ ability to make distributions or pay dividends or affect our ownership structure, which could adversely affect our business and prospects.

Furthermore, it is unclear how these regulations, and any future regulation concerning offshore or cross-border transactions, will be interpreted, amended and implemented by the relevant government authorities. We cannot predict how these regulations will affect our business operations or future strategy. For example, we may be subject to a more stringent review and approval process with respect to our foreign exchange activities, such as remittance of dividends and foreign-currency-denominated borrowings, which may adversely affect our financial condition and results of operations. In addition, if we decide to acquire a PRC domestic company, either we or the owners of such company, as the case may be, may not be able to obtain the necessary approvals or complete the necessary filings and registrations required by the foreign exchange regulations. This may restrict our ability to implement our acquisition strategy and could adversely affect our business and prospects.

PRC regulation of direct investment and loans by offshore holding companies to PRC entities and governmental control of currency conversion may delay or limit us from making additional capital contributions or loans to our PRC subsidiaries.

Any capital contributions or loans that we, as an offshore entity, make to our PRC subsidiaries are subject to PRC regulations. Under PRC laws and regulations, we are permitted to fund our existing PRC subsidiaries only through loans or capital contributions or to establish new PRC subsidiaries, subject to applicable government registration and approval requirements. None of our loans to a PRC subsidiary can exceed the difference between its total amount of investment and its registered capital approved under relevant PRC laws, and the loans must be registered with the local branch of SAFE. Our capital contributions to our PRC subsidiaries or establishment of new PRC subsidiaries must be approved by the Ministry of Commerce or its local counterpart. We cannot assure you that we will be able to complete the necessary registration or obtain the necessary approval on a timely basis, or at all. If we fail to complete the necessary registration or obtain the necessary approval, our ability to make loans or equity contributions to our PRC subsidiaries may be negatively affected, which could adversely affect our PRC subsidiaries’ liquidity and their ability to fund their working capital and expansion projects and meet their obligations and commitments.

Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.

We are an international business company incorporated in the British Virgin Islands. We may need dividends and other distributions on equity from our PRC subsidiaries to satisfy our liquidity requirements. Current PRC regulations permit our PRC subsidiaries to pay dividends to us only out of their accumulated profits, if any, determined in accordance with PRC accounting standards and regulations. In addition, our PRC subsidiaries are required to set aside at least 10% of their respective accumulated profits each year, if any, to fund certain reserve funds until the total amount set aside reaches 50% of their respective registered capital. Our PRC subsidiaries may also allocate a portion of its after-tax profits based on PRC accounting standards to employee welfare and bonus funds at their discretion. These reserves are not distributable as cash dividends. Furthermore, if our PRC subsidiaries incur debt on their own behalf in the future, the instruments governing the debt may restrict their ability to pay dividends or make other payments to us. Any limitation on the ability of our subsidiaries to distribute dividends to us or may restrict our ability to satisfy our liquidity requirements.

In addition, the EIT Law, and its implementation rules provide that withholding tax rate of up to 10% will be applicable to dividends payable by PRC companies to non-PRC-resident enterprises unless otherwise exempted or reduced according to treaties or arrangements between the PRC central government and governments of other countries or regions where the non-PRC-resident enterprises are incorporated.

Fluctuations in exchange rates could have a material adverse effect on our results of operations and the value of your investment.

Although our reporting currency is in U.S. dollars, our functional currency is the RMB.  We earn revenues and incur costs and expenses in RMB.  Appreciation or depreciation in the value of the RMB relative to the U.S. dollar would affect our financial results in U.S. dollar terms without giving effect to any underlying change in our business or results of operations.  Fluctuations in the exchange rate may also cause us to incur foreign exchange losses on any foreign currency holdings they may have.  If we decide to convert our RMB into U.S. dollars for the purpose of making payments for dividends on our shares or for other business purposes, appreciation of the U.S. dollar against the RMB would have a negative effect on the U.S. dollar amount available to us.  We also may face higher than anticipated costs for purchases that are made in other currencies.

The value of the RMB against the U.S. dollar and other currencies is affected by, among other things, changes in China’s political and economic conditions and China’s foreign exchange policies. In July 2005, the PRC government changed its decade-old policy of pegging the value of the RMB to the U.S. dollar, and the RMB appreciated more than 20% against the U.S. dollar over the following three years. However, the People’s Bank of China regularly intervenes in the foreign exchange market to limit fluctuations in RMB exchange rates and achieve policy goals. During the period between July 2008 and June 2010, the exchange rate between the RMB and the U.S. dollar had been stable and traded within a narrow range. However, the RMB fluctuated significantly during that period against other freely traded currencies, in tandem with the U.S. dollar. Since June 2010, the RMB has started to slowly appreciate against the U.S. dollar, though there have been periods recently when the U.S. dollar has appreciated against the RMB. It is difficult to predict how long the current situation may last and when and how the relationship between the RMB and the U.S. dollar may change again.  There remains significant international pressure on the PRC government to adopt a flexible currency policy. Any significant appreciation or depreciation of the RMB may materially and adversely affect our net revenues, earnings and financial position in U.S. dollars.

Very limited hedging options are available in China to reduce our exposure to exchange rate fluctuations. To date, we have not entered into any hedging transactions in an effort to reduce our exposure to foreign currency exchange risk. While we may decide to enter into hedging transactions in the future, the availability and effectiveness of these hedges may be limited and we may not be able to adequately hedge our exposure or at all. In addition, our currency exchange losses may be magnified by PRC exchange control regulations that restrict our ability to convert RMB into foreign currency. As a result, fluctuations in exchange rates may have a material adverse effect on your investment.

Failure to comply with PRC regulations regarding the registration requirements for employee share ownership plans or share option plans may subject the PRC plan participants or us to fines and other legal or administrative sanctions.

In February 2012, SAFE promulgated the Notices on Issues Concerning the Foreign Exchange Administration for Domestic Individuals Participating in Stock Incentive Plans of Overseas Publicly-Listed Companies, or the Stock Option Rules. Under the Stock Option Rules and other relevant rules and regulations, PRC residents who participate in stock incentive plan in an overseas publicly-listed company are required to register with SAFE or its local branches and complete certain other procedures. Participants of a stock incentive plan who are PRC residents must retain a qualified PRC agent, which could be a PRC subsidiary of the overseas publicly-listed company or another qualified institution selected by the PRC subsidiary, to conduct the SAFE registration and other procedures with respect to the stock incentive plan on behalf of its participants. The participants must also retain an overseas entrusted institution to handle matters in connection with their exercise of stock options, the purchase and sale of corresponding stocks or interests and fund transfers. In addition, the PRC agent is required to amend the SAFE registration with respect to the stock incentive plan if there is any material change to the stock incentive plan, the PRC agent or the overseas entrusted institution or other material changes. See “PRC Regulation—Regulation on Employee Stock Option Plans.” We and our PRC employees who have been granted share options will be subject to these regulations upon the completion of this offering. Failure of our PRC share option holders to complete their SAFE registrations may subject these PRC residents to fines and legal sanctions and may also limit our ability to contribute additional capital into our PRC subsidiaries, limited our PRC subsidiaries’ ability to distribute dividends to us, or otherwise materially and adversely affect our business.

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

The audit report included in this annual report is prepared by an auditor who is not inspected by the Public Company Accounting Oversight Board and, as such, you are deprived of the benefits of such inspection

Auditors of companies that are registered with the U.S. Securities and Exchange Commission and traded publicly in the United States, including our independent registered public accounting firm, must be registered with the U.S. Public Company Accounting Oversight Board (United States), or PCAOB, and are required by the laws of the United States to undergo regular inspections by the PCAOB to assess their compliance with the laws of the United States and professional standards. Because our auditor is located in the Peoples’ Republic of China, a jurisdiction where the PCAOB is currently unable to conduct inspections without the approval of the PRC authorities, our auditor is not currently inspected by the PCAOB. In May 2013, PCAOB announced that it had entered into a Memorandum of Understanding on Enforcement Cooperation with the CSRC and the PRC Ministry of Finance, which establishes a cooperative framework between the parties for the production and exchange of audit documents relevant to investigations undertaken by PCAOB, the CSRC or the PRC Ministry of Finance in the United States and the PRC, respectively. PCAOB continues to be in discussions with the CSRC and the PRC Ministry of Finance to permit joint inspections in the PRC of audit firms that are registered with PCAOB and audit Chinese companies that trade on U.S. exchanges.

This lack of PCAOB inspections in China prevents the PCAOB from regularly evaluating audits and quality control procedures of any auditors operating in China, including our auditor. As a result, investors may be deprived of the benefits of PCAOB inspections. The inability of the PCAOB to conduct inspections of auditors in China makes it more difficult to evaluate the effectiveness of our auditor’s audit procedures or quality control procedures as compared to auditors outside of China that are subject to PCAOB inspections. Investors may lose confidence in our reported financial information and procedures and the quality of our financial statements.

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

We may in the future issue our previously authorized and un-issued securities, resulting in the dilution of the ownership interests of our shareholders. We are currently authorized to issue 40,000,000 common shares and 2,000,000 preferred shares. The potential issuance of such additional common shares may create downward pressure on the trading price of our common shares. We may also issue additional common shares or other securities that are convertible into or exercisable for common shares for capital-raising or other business purposes. Future sales of substantial amounts of common shares, or the perception that sales could occur, could have a material adverse effect on the price of our common shares.

We may not continue to pay cash dividends in the future.

We may not continue to pay cash dividends or even if we do, we may not do so at the current rate. We may elect at any time to retain all future earnings for use in the operation of our business and to fund future growth. Any future cash dividends will depend upon our results of operations, financial condition, cash requirements, the availability of a surplus and other factors. For a discussion of the limits on our ability to pay dividends, see “Risk Factors – Risks Related to Our Chinese Operations – Our PRC subsidiaries are subject to restrictions on paying dividends or making other payments to us, which may restrict our ability to satisfy our liquidity requirements.”

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

Item 4.            Information on the Company

A.        History and Development

Jinpan International Limited was incorporated in the British Virgin Islands on April 3, 1997 under the International Business Companies Act of the British Virgin Islands. We are primarily engaged in the design, manufacture, and sale of electrical power control and distribution products.  Our main product lines include cast resin transformers, vacuum pressure impregnated (VPI) transformers, vacuum pressure impregnated (VPI) line reactors, switchgears and unit substations.

Our predecessor, Haikou Jinpan Special Transformers Works (“Haikou Jinpan”), was established in 1993. On June 30, 1997, we entered into an agreement with Haikou Jinpan to form a joint venture, Hainan Jinpan, pursuant to which Haikou Jinpan received a 15% equity interest in Hainan Jinpan in exchange for its contribution of buildings, equipment, and other production and related facilities to the joint venture and we received an 85% equity interest in Hainan Jinpan for our capital contribution of US$2.1 million. We took over management of Hainan Jinpan from Haikou Jinpan after our acquisition of this 85% interest. On February 13, 2007, we purchased Haikou Jinpan’s 15% interests in Hainan Jinpan for US$11 million. To maintain Hainan Jinpan’s status as a sino-foreign joint venture, we subsequently transferred 15% of its equity interest in Hainan Jinpan to Wuhan Jinpan, a subsidiary of ours that qualifies as a domestically funded limited liability company. Prior to September 2006, Hainan Jinpan was our only subsidiary in China and accounted for substantially all of our assets and sales.

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

In 2008, we invested RMB 65.4 million (US$9.6 million) to purchase approximately 71,000 square meters of land (including buildings on the land) in Shanghai and to construct a third manufacturing facility.  We financed the acquisition using RMB 25.4 million (US$ 3.8 million) of our available cash and RMB 40.0 million (US$ 5.8 million) from secured loan facilities.  We paid back all our bank loans related to the acquisition of the Shanghai facility by the end of 2009. Construction of the Shanghai facility proceeded in tandem with our need for additional manufacturing capacity. From fourth quarter of 2008 to the end of 2012, we spent RMB 117.7 million (US$18.7 million) to renovate, construct, and equip the Shanghai facility and to build employee dormitories on site.

In the second quarter of 2011, we acquired Guilin Jun Tai Fu Construction and Development Co. Ltd., later renamed Guilin Jun Tai Fu Electric Co. Ltd., (“Guilin JTF”) for RMB 15.0 million (US$ 2.3 million) and assumed debt of RMB 44.2 million (US$ 6.7 million).   Guilin JTF’s primary asset was land of approximately 154,000 square meters zoned for industrial development in Guilin, Guangxi province.  Guilin JTF also sought local government approval to purchase an adjacent lot of land of approximately 178,000 square meters, but was not successful in this endeavor.  We acquired Guilin JTF to build a large scale manufacturing facility in southwestern China.  In early 2012, we began construction of factory buildings, administrative buildings, and employee dormitories in Guilin.   We completed construction in January 2013.  Formal production at the Guilin facility officially began at the end of the first quarter of 2013.  We plan to gradually ramp up production at the Guilin facility over a two to three year period. Capital expenditure for the construction at the Guilin facility and acquisition of manufacturing equipment was RMB 63.6million (US$ 10.5 million), in 2013.  We financed the acquisition of Guilin JTF, construction at the Guilin facility and the procurement of manufacturing equipment using RMB 197.6 million (US$32.4million) of secured loan facilities,  of which RMB 195.7 million (US$32.1 million) remains outstanding.  Currently, we do not plan to further expand the Guilin facility.

Our headquarters in China are located at the administrative offices of our subsidiary, Hainan Jinpan, located at 168 Nanhai Avenue (Building 7), Haikou Free Trade Zone, Haikou, Hainan, China, and our China telephone number is (86) 898-6681-1301.  Our headquarters in the United States are located at the administrative offices of our subsidiary, Jinpan USA, located at 390 Veterans Boulevard, Carlstadt, New Jersey 07072 and our US telephone number is (201) 460 8778.  Our website is www.jinpaninternational.com.

B.        Business Overview

General overview

We design, manufacture and sell electrical power control and distribution equipment that are used in a wide range of commercial, industrial, and infrastructural applications.  Our main product lines include cast resin transformers, VPI transformers, VPI line reactors, switchgears and unit substations. (See Item 4 - Information on Company – Business Overview- Products.)

We are a leading manufacturer of cast resin transformers in China based on a reputation for quality, safety, efficiency, and good customer service.  Starting with one manufacturing facility in Haikou, China, we have grown to four full-scale manufacturing facilities in the Chinese cities of Haikou, Wuhan, Shanghai, and Guilin respectively.  With the completion of our Guilin facility, we believe that we are the largest manufacturer of cast resin transformers in China by capacity.  We also own and operate a limited-scale manufacturing facility in Carlstadt, New Jersey at which we assemble, test, and service cast resin transformers on a project-by-project basis. (See Item 4 - Information on Company – Property, Plant, and Equipment.)

We sell products to customers worldwide.  Most of our sales are concentrated in China where we have an extensive marketing and sales network comprised of 35 regional sales offices across the country.  We leverage this network to serve a wide range of industries and directly market and sell our product to both private and state owned companies in China.  In 2013, our sales in China reached RMB 1,251.2 million (US$ 202.0 million), which constituted 89.5% of our total sales revenue.  We rely on OEM customers for international sales.  These OEM customers are typically industrial electrical equipment manufacturers who integrate our product into their systems.  Being part of these OEM customers’ global supply chain, we can leverage the extensive marketing and sales networks of these OEM customers to reach global markets.  In 2013, our international sales reached RMB 146.7 million (US$ 23.7million), which constituted 10.5% of our total sales revenue.

Sales of wind energy products to one OEM customer comprise the bulk of our international sales. Our portfolio of wind energy products in 2013 comprised of cast resin transformers and VPI reactors for wind turbine platforms.  We entered the wind equipment market in 2004 when we first began to supply VPI reactors for wind turbine platforms to this OEM customer. In 2006, we began to supply both reactors and cast resin transformers for wind turbine platforms to the same OEM customer. Our top market for our wind energy products are North America followed by Europe.  Revenue from the sale of our wind energy products fluctuates with broader market demand for wind turbines and also customer specific issues.  In 2013, revenue from the sale of wind energy products was RMB 110.8 million (US$ 17.9 million) which constituted 7.9% of our total sales revenue.

Business Strategy

We returned to sales revenue and net income growth in 2013.  Our net sales revenue in 2013 reached US$ 225.7 million, a 7.2% increase from sales revenue of US$ 210.5 million in 2012.  Our net income in 2013 reached US$ 16.6 million, a 17% increase from net income of US$ 14.1 million in 2012.  While the market for electrical power control and distribution product remained competitive in 2013, the average sale price of our products stabilized.  Prices for our key raw materials – silicon steel, copper, and aluminum remained near historically low levels but were less volatile compared to prior years.

Going forward, we will pursue a strategy of enhancing our manufacturing capabilities, expanding our product offering, deepening our relationship with OEM customers, and focusing on market opportunities in China.

Key elements of our business strategy include but are not limited to the following:

Leverage our new, state-of-the art manufacturing facility in Guilin to enhance our competitive position.

After a successful launch in the first quarter of 2013, our new Guilin facility added much needed capacity to accommodate sales growth and to enable us to compete on both quality and price in China. In 2013, production of cast resin transformers and switchgears at the Guilin facility reached approximately 2.7 million KVA and 514 units respectively in 2013.  We plan to continue ramping up production at our Guilin facility in 2014.

The Guilin facility is our fourth and largest manufacturing facility in China. Currently, the Guilin facility is equipped to support 6 million KVA of cast resin transformer manufacturing capacity. With additional equipment, the Guilin facility can support up to 12 million KVA of cast resin transformer manufacturing capacity. With the launch of the Guilin facility, we believe that we are the largest cast resin transformer manufacturer in China in terms of capacity. The Guilin facility gives us the economy of scale to reduce the cost of inputs, improve efficiency, and compete aggressively in the market place.

We incorporated into the Guilin facility 20 years of cast resin transformer manufacturing expertise.  The result is an integrated manufacturing facility that employs state-of-the-art manufacturing equipment and streamlined workflow. We also re-designed our cast resin transformer to employ new fill materials that reduce the environmental impact and the risk to the health of our employees during the production process.  The new fill materials also improve the insulation properties of our transformers. We expect that the streamlined manufacturing process, automated production equipment, and new transformer design can lower the cost of production of our standard cast resin transformers by 5% to 10%.

Expand and Diversify our Product Offering

We continue to expand our product offerings to address new market opportunities.  From cast resin transformers, we diversified into related products including VPI transformers, VPI line reactors, switchgears and unit substations.  Over the years, we made significant progress in expanding our product offering and adapting our products to new applications through research and development (See Item 5 – Operating and Financing Review and Prospects – Research and Development) and technology licensing.   We also maintain licenses for the manufacture of certain VPI reactors (designed for an OEM customer’s wind turbine platform) and for the manufacture of certain switchgears and low voltage switchboards. (See Item 4 – Business Overview – Material Agreements.) We believe that enriching our product portfolio will enable us to offer more comprehensive power distribution solutions to our customers, to reach into new markets, and to reduce the risk of overconcentration on one product line.

Leverage our relationship with major OEM customers to expand our global reach.

Over the last several years, we have worked to expand and diversify our OEM customer base.  Starting with one major OEM customer in 2009, we have to date qualified as supplier to six major OEM customers. By integrating into the global supply chain of OEM customers with a global presence, we can leverage the market reach of these OEM customers to effectively address a broader international market.

 Revenue from sales to OEM customers reached RMB 235.7 million (US$ 38.1million) in 2013.  Of this total, sales to our largest OEM customer was approximately RMB 145.3million (US$ 23.5 million) and sales to our second largest OEM customer was approximately RMB 84.1 million (US$ 13.6 million).  Going forward, we will shift focus from expanding our OEM customer base to deepening relationship with existing OEM customers to grow our sales.

Focus on China’s Growing Electric Infrastructure Market

China remained our largest market in 2013. Sales in China of RMB 1,251.2 million (US$ 202.0 million) accounted for 89.5 % of our total sales revenue of RMB 1,397 million (US$ 225.7 million) in 2013.  Despite recent moderations in the growth rate of GDP, electricity consumption, and fixed asset investment (See Item 4 – Business Overview – Background information relating to the electric transformer industry in China-Growth Drivers), we believe that the macro-trends in China - urbanization and industrialization - will continue to drive demand for power distribution equipment over the long term.   We continue to focus on the growth opportunities provided by our home market.

As a supplier of medium voltage electrical power control and distribution products, we sell to broad customer base in both the public and private sectors for variety of commercial, industrial, and infrastructure projects.  We are a leading manufacturer of cast resin transformers in China. We believe that we are also currently the largest manufacturer of cast resin transformer in China in terms of capacity. We believe that we have both the capacity and opportunity to capitalize on growth of China’s market.

Products

Cast Resin Transformers

            Transformers are electrical equipment that changes the voltage and the current of electricity to facilitate its efficient transmission and distribution.  Transformers are commonly used at power generation facilities to increase voltage and to decrease current in order to transport electric energy across transmission lines. When the electricity reaches the end user, transformers are used to reduce voltage and to increase current to make the electricity suitable for general use.  The process of transforming voltage results in energy loss that is released in the form of heat and therefore transformers must contain effective cooling systems.  Transformers are differentiated by their cooling systems (this is one of several ways that the transformer industry classifies its products). Dry type transformers dissipate heat directly into the ambient air.  Liquid cooled transformers (e.g. oil filled transformers) dissipate heat into liquid mediums.

The cast resin transformer is a dry type transformer first developed in Germany in the 1960s as an alternative to oil-filled transformers.  In contrast to an oil-filled transformer which immerse coils in oil to absorb and disperse heat, the coils of a cast resin transformer are coated with epoxy resin, which is able to withstand temperatures as high as 188 degree Celsius.  Heat passes through the epoxy and dissipates into the surrounding air.  The cast resin transformer does not compete with oil-filled transformers in all applications.  Most step up transformers at power plants that increase the voltage to hundreds of thousands of volts are oil-filled transformers, because at such high voltages the amount of heat generated is more efficiently dissipated through a liquid medium.   However, many step down transformers located in the electricity distribution network and at the end user’s site are dry type transformers.  Certain wind and solar farms also use dry type transformers to step up electricity for transmission.  The cast resin transformer has several advantages over the oil filled transformer, including greater efficiency, less maintenance requirements, greater fire resistance, and more environmentally friendly (the lack of cooling liquids eliminates the possibility of oil leaks).  While oil-filled transformers are still widely used in China and throughout the world, we believe cast resin transformers are increasing in popularity because of these advantages.

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

We manufacture cast resin transformers for a wide range of infrastructural and industrial applications, including

●
Cast resin dry type distribution (dual voltage) transformers, which are used in a wide range of infrastructural, commercial, and residential developments to step down the voltage of electricity from the electric grid;

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

VPI Transformers and VPI Line Reactors

The VPI (Vacuum Pressure Impregnated) transformer and cast resin transformer are two popular dry type transformers.   In contrast with the cast resin dry type transformer, the coils of the VPI transformer are coated with varnish (comprised primarily of polyester resin) instead of epoxy resin.  The varnish coating serves as an insulation medium.  VPI transformers are manufactured using a process that applies varnish coating to the coils in interchanging cycles of pressure and vacuum.  The coils are then cured in an oven.  This manufacturing process allows for better penetration of the varnish into the coils.

The VPI line reactor does not change electric voltage.  It is an inductor.  In an AC circuit, an inductor has the characteristic of storing energy in a magnetic field and is reluctant to a change in current.  In a DC circuit, an inductor limits the rate of change of current in a circuit.  The VPI line reactor is used to filter waveforms and attenuate electric noise and harmonics to help balance current and voltage output in an electrical circuit.  It is manufactured using a process similar to that used to produce VPI transformers.

We have the engineering capability to design and manufacture VPI transformers and line reactors that suit our customers’ specific needs. Presently, we manufacture VPI transformers and line reactors customized for a range of infrastructural and industrial applications, including VPI transformers that supply electricity to wind power converters, photo voltaic inverters, uninterrupted power supplies, variable frequency control drives, traction rectifier systems, and for ship board use.  Our VPI transformers and line reactors are characterized by class H insulation, low loss levels, strong overload handling capacity, low flammability, low noise levels, compact size, and easy installation.

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

Unit Substations

The unit substation is a compact, fully enclosed transformer substation.  It is integrated assembly comprised of high and low voltage switchgear, transformer, power meter and compensation device, all interconnected with cables or buss bars and housed in weather proof enclosure. We supply unit substations suitable for a range of infrastructural and industrial applications where the transformer is installed outdoors and exposed to the elements.

 Net sales by Products and Geographic Market

Our net sales by product for the years ended December 31, 2013, 2012, and 2011 is as follows:

	2013	2013	2012	2011
	US$	RMB	RMB	RMB
	(In thousands)
Cast Resin Transformers	160,466	993,718	1,048,995	1,097,724
Switchgears and Unit substations	40,438	250,422	163,585	209,815
VPI transformers	12,318	76,284	40,125	-
Line Reactors	12,505	77,437	72,246	106,750
Total	225,727	1,397,861	1,324,951	1,414,289

Our net sales by geographic market is as follows:

	2013	2013	2012	2011
	US$	RMB	RMB	RMB
	(In thousands)
Net Sales
United States	17,107	105,938	108,347	125,221
Europe	6,580	40,749	59,910	44,768
PRC	202,040	1,251,174	1,156,695	1,244,300
Total	225,727	1,397,861	1,324,952	1,414,289

Background information relating to the electric transformer industry in China

Growth Drivers

We believe that the demand for electrical power control and distribution equipment in China is drive by two macro trends: (i) growth in electricity consumption and (ii) growth investment in infrastructure. China’s economic growth underlies both of these growth drivers.

Growth rate of the Chinese economy remained stable in 2013. According to the NBS, China’s GDP for 2013 was 56,884.5 billion yuan, up by 7.7% over the previous year. Of this total, the value added of the primary industry was 5,695.7 billion yuan, up by 4.0%, that of the secondary industry was 24,968.4 billion yuan, up by 7.8 % and the tertiary industry was 26,220.4 billion yuan, up by 8.3%. The value added of the primary industry accounted for 10.0% of the GDP, that of the secondary industry accounted for 43.9%, and that of the tertiary industry accounted for 46.1%. For the first time, the share of the value added of the tertiary industry surpassed that of the second industry.  Growth in the secondary and tertiary sectors, which encompass manufacturing and service sectors, tend to correlate with increase in electricity consumption and infrastructure spending.

According to the CEC, China consumed 5.32 trillion KWH of electricity in 2013, up by 7.5% over the previous year.  Electricity consumption in the tertiary sector in 2013 reached 627.3 billion KWH in 2013, an increase of 10.3% over the previous year, reflecting continuing active consumer demand in that sector.  Electricity consumption in the secondary sector reached 3.91 trillion KWH in 2013, an increase of 7% over the previous year.  Residential consumption of electricity in 2013 reached 679.3 billion KWH in 2013, an increase of 9.2% over the previous year.  Residential consumption of electricity increased sharply in the third quarter of 2013 due to persistent high temperatures in many parts of the country during the summer.  For 2014, the CEC projects growth of electricity consumption in China of 6.5% to 7.5%.  The CEC’s projection is based on (i) projected GDP growth of around 7.5%,  (ii) China’s efforts to reduce atmospheric pollution, save energy and reduce emissions, (iii) resolution of excess capacity in energy intensive industries such as steel production, and (iv) factoring out the increase in electricity consumption due to persistent high temperatures during the peak 2013 summer season.

Investment in fixed assets continued to grow at a brisk pace in 2013, albeit at a slower rate than the previous year.  According to the NBS, the completed investment in fixed assets of the country in 2013 was 44,707.4 billion yuan, up by 19.3 % over the previous year. The real growth was 18.9% after deducting the price factors. Of the total investment, the investment in fixed assets (excluding rural households) was 43,652.8 billion yuan, up by 19.6%; and the investment by rural households reached 1,054.7 billion yuan, up by 7.2%. In the investment in fixed assets (excluding rural households), the investment in the primary industry was 924.1 billion yuan, up by 32.5%; that in the secondary industry was 18,480.4 billion yuan, up by 17.4%; and that in the tertiary industry was 24,248.2 billion yuan, up by 21.0%.  Although the level of fixed asset investment in China has moderated over the last several years, we believe that investment in fixed assets in China will continue at elevated levels as the country continues down the path of urbanization and industrialization.  Over the long term, we expect the rate of growth of investment in fixed assets to gradually moderate as the country’s economy transition from primarily investment and export driven growth to more consumption driven growth.

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

China continued adding to its power generating capacity in 2013.  According to data provided by the China National Energy Administration (“NEA”), China added 94 million KW of electricity generating capacity in 2013, bring China’s total electricity generation capacity to 1.247 billion KW, an increase of 9.3% over the previous year. China continued to build out it power grids in 2013.  According to the NEA, in 2013, China added 196.31 million KVA of power transforming capacity that is 220KV and above and 39,534 KM of line circuits that is 220KV and above.

According to the CEC, overall demand and supply of electricity in China during 2013 was balanced, with some excess supply from north eastern and north western regions, balanced supply and demand in north, central and southern regions, and tight supply in the eastern regions during peak seasons in the beginning of the year and during the summer. We believe that China will continue to invest in new power generating capacity and power grid development.  However, given that supply and demand have reached near equilibrium in many regions, the rate of growth of such investment may moderate and correspond to new economic growth rather than efforts to address any structural gaps in capacity.

China’s Transformer Industry

Transformers change the voltage and current of electricity through electromagnetic induction.  They serve a critical function in the transmission and distribution of electricity. During the voltage transformation process, some energy is lost and dissipates in the form of heat. Transformers are designed with cooling systems to dissipate the heat produced during its operation.  Categorized by cooling system, transformers can be divided into liquid filled and dry type transformers. In a liquid filled transformer, the transformer’s core and coil are encapsulated in an insulating liquid medium, usually oil that is stable at high temperatures.  The oil dissipates the heat generated by the transformer during its operation.  A dry type oil uses air to dissipate heat generated by the transformer.

Dry type transformers are used in a wide range of applications that requires transformers that are highly reliable, flame resistant, low maintenance, and non-polluting, including urban infrastructure with high standard for fire safety (e.g. high concentration commercial and residential areas and transportation hubs), industrial facilities (e.g. mining, chemical, and metallurgical works), wind and solar farms, and in electricity distribution networks.  The two main categories of dry type transformers that currently dominate the market are cast resin and open ventilated dry type transformers.  Cast resin dry type transformers are predominant in Europe, Japan, and newly developed markets in Asia, including China.  Open ventilated dry type transformers are widely used in North America.

Because our largest market is in China and cast type cast resin transformers comprise approximately 70% of our sales revenue in 2013, the following discussion focuses on China’s overall transformer industry (including both liquid and dry type transformers) and the cast resin dry type segment of that market.

China’s transformer industry expanded significantly over from 2005 to 2013.  According to data from the NBS, transformer production in China increased from 631.15 million KVA in 2005 to 1.52323 billion KVA in 2013. In 2013, transformer production in China increased by 6. 42% over that in 2012 (1.43132 billion KVA).   The following table lists China’s transformer production from 2005 to 2013.

Year	Transform Production (Million KVA)	Annual Growth Rate
2005	631.15	28.28%
2006	736.45	16.68%
2007	910.20	23.59%
2008	1160.78	27.53%
2009	1264.90	8.97%
2010	1346.30	6.43%
2011	1429.77	6.20%
2012	1431.32	0.11%
2013	1523.23	6.42%

The world’s first cast resin dry type transformer was developed in Germany in 1964.  It was first introduced to the Chinese market in the 1980s.  Because China imported much of its dry type transformer manufacturing technology from Europe, the cast resin dry type transformer became the predominant type of dry type transformer in the country’s market.  According to a report published by the market research firm China Industry Research Net titled “Cast Resin Transformer Market Analysis and Trends 2013-2018” (the “CIR Report”), some 95% of the dry type transformers manufactured in China are cast resin dry type transformers.

Between 2007 and 2012, China’s production of cast resin dry type transformers has grown at a fast pace.  According to the CIR Report, the total industry output value of China’s dry type cast resin transformer industry reached RMB 8,962 billion in 2012, an increase of 24.9% over that in 2011, and total industry output values from 2007 to 2012 are as follows:

Year	Industry Output Value	Growth Rate
2012	RMB 8.962 billion	24.9%
2011	RMB 7.169 billion	28.9%
2010	RMB 5.560 billion	22.8%
2009	RMB 4.527 billion	17.6%
2008	RMB 3.848 billion	25.9%
2007	RMB 3.056 billion	18.4%

Between 2007 and 2012, China’s demand for cast resin dry type transformers has also grown at a fast clip albeit slower than production growth.   According to the CIR Report, China’s demand for cast resin dry type transformers in 2012 reached RMB 6.607 billion, an increase of 18.8% over 2010.  According to the CIR Report, China’s demand for cast resin dry type transformers from 2007 to 2012 is as follows:

Year	Demand	Growth Rate
2012	RMB 6.607 billion	18.8%
2011	RMB 5.563 billion	16.4%
2010	RMB 4.778 billion	15.0%
2009	RMB 4.155 billion	14.7%
2008	RMB 3.621 billion	10.8%
2007	RMB 3.267 billion	19.4%

China’s cast resin dry type transformer market remained competitive in 2013.  Prices of key raw materials (e.g. silicon steel, copper, and aluminum), though less volatile than in prior years, remained at historically low levels.  Low raw materials prices enabled more price competition among established manufacturers and kept the entry barrier low to new market entrants.  As expected, the price for high-end customized transformers, for which there are fewer competing manufacturers and a more demanding customer base, held up better than that for standard distribution transformers in such a competitive market environment.

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

How Our VPI Transformers and Line Reactors Are Manufactured

Our VPI transformers and line reactors use high temperature polyester varnish as insulation.  We use a manufacturing process known as varnish pressure impregnation.  Once our VPI transformers and reactors are assembled, we place the assembly in a special container and submerse it in varnish under vacuum conditions and the cure it in an oven.  The resulting product is protected from moisture and dirt.  Our VPI transformers and line reactors are smaller in size in terms of both dimensions and capacity.  We manufacture VPI transformers and line reactor for a range of specialized applications, including for the distribution of wind and solar power and for use with variable frequency drives.

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

The price of epoxy resin remained relatively stable in 2013.  Silicon steel prices continued to decline and the price of copper and aluminum decreased slightly.  In 2013, the price of silicon steel, copper, and aluminum averaged RMB 12,710 per ton, RMB 53,338  per ton, and RMB 14,511  per ton respectively, compared to average price of RMB 15,200 per ton, RMB 58,500 per ton, and RMB 15,900 per ton respectively in 2012.  We expect the prices of these raw materials to remain relatively stable or trend lower in 2014, due to oversupply of materials in China.

Other raw materials required to produce our products include glass fiber and quartz powder. We purchase our glass fiber and quartz powder from local suppliers in nearby regions and believe that these materials are readily available.

Our sales and marketing network

We have an extensive sales and marketing network in China, which consists of 35 regional sales offices located in various cities. We employ 140 salaried marketing and sales representatives who are based at our regional sales offices. In addition to sales representatives at our regional offices, we staff our manufacturing facilities at Haikou, Wuhan, Shanghai, and Guilin with sales support personnel.

Our significant customers

Sales to our five largest customers for fiscal years ended December 31, 2011, 2012, and 2013 accounted for 27.5%, 21.3% , and 22.3% of total sales, respectively. Sales to our single largest customer for those same periods accounted for 14.8%, 12.7% , and 10.5% of our net sales, respectively.

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

Material Agreements

In May 2012, China Bank of Communications Hainan Branch entered into agreement with Guilin JTF. The bank granted the Guilin JTF a revolving credit line in the amount of RMB 100 million (US$ 16.4 million)  to fund operations and procurement of materials.  The revolving credit line is available for a term of 2 years.  Any loan made under the revolving credit line is due within one year from the date of the loan.   The annual interest rate on outstanding amounts under the line is fixed at the Bank of China’s benchmark rate at the time of the issuance of a loan plus 5%. The bank also granted the Guilin JTF a credit line in the amount of RMB 150 million (US$ 24.6 million) to fund the development of the manufacturing facility in Guilin.  The credit line is available for a term of one year.  Any loan made under the credit line is due within seven years from the date of the loan.  The annual interest rate on outstanding amounts under the line is fixed at the Bank of China’s benchmark rate at the time of the issuance of a loan plus 5%.

In May 2012, China Bank of Communications Guilin Branch entered into agreement with Guilin JTF.  The bank granted the Guilin JTF a revolving credit line in the amount of RMB 40 million (US$6.6 million)   to fund operations and procure materials after the completion of the manufacturing facility in Guilin. The revolving credit line is available for a term of two years.   Any loan made under the revolving credit line is due within one year from the date of the loan. The annual interest rate on outstanding amounts under the line is fixed at the Bank of China’s benchmark rate at the time of the issuance of a loan plus 5%.  The bank granted Guilin JTF a credit line in the amount of RMB 60 million (US$ 9.8 million) to fund the development of the manufacturing facility in Guilin.  The credit line is available for a term of one year.  Any loan made under the credit line is due within seven years from the date of the loan.  The annual interest rate on outstanding loans under the credit line is the bank is fixed at the Bank of China’s benchmark rate at the time of the issuance of a loan plus 5%. The bank approved the Guilin JTF’s request for a sight letter of credit in the amount of RMB 20 million (US$ 3.3 million) that can be used within a two year period.  Guilin JTF must repay the Bank immediately for the credit issued. The letter of credit is for the procurement of equipment for the manufacturing facility in Guilin.  The bank approved Guilin JTF’s request for a issuance letter of credit in the amount of RMB 20 million (US$ 3.3 million) that can be used within a two year period.  Guilin JTF has one year to pay the Bank for the credit issued.  Applicable interest rate and fees will be according to the Bank’s policies.

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

During 2013 and 2014 to date, the Industrial and Commercial Bank of China (“ICBC”) and Hainan Jinpan entered into a series of Export Invoice Financing Master Agreements.  Under the terms of these agreements, ICBC would loan funds to the Hainan that are secured by account receivables from certain international sales.  Hainan Jinpan shall transfer and pledge to ICBC certain account receivables and ensure that payments received from customers are deposited into designated accounts, from which ICBC can draw payments for loan principal, interest, and any penalty interest incurred. If funds from accounts receivable were insufficient to pay the loan principal and interest, then Hainan Jinpan will ensure payment to ICBC from other funds. ICBC can draw funds from all accounts of Hainan Jinpan (including accounts of unincorporated divisions) at ICBC or any of its branches. If there is any balance due after ICBC draws funds from Hainan Jinpan’s accounts, then ICBC has full recourse rights until payment is made in full. As of December 31, 2013, Hainan Jinpan had a total outstanding balance of RMB 21.3 million(US$ 3.5 million) under these finance agreements.

On August 26, 2013, Schneider Electric (China) Co. Ltd. (“Schneider”) and Hainan Jinpan entered into a licensing agreement on August 26, 2013.  Schneider granted Hainan Jinpan a non-exclusive license to (i) manufacture, repair and maintain MVnex HP switchgear /Model No. 630-2500A/31.5KA (“Licensed Product”) and (ii) to sell the Licensed Product in China. The license agreement expires on December 31, 2015 unless terminated by the parties prior to that date. In consideration for the license, Hainan Jinpan would pay Schneider a license fee of nil..  However, the parties entered into a separate agreement in which Hainan Jinpan agreed to procure certain component parts from Schneider for the production of license products.

Our competitors in the electric transformer business

In the cast resin transformer market, we compete against a few large transformer manufactures and a large number of smaller manufacturers.   In China, our major competitors are Chinese enterprises that are either privately owned or partially state-owned (usually as a result of the re-organization of formerly state-owned enterprises).  We believe that foreign cast resin transformer manufacturers currently do not pose a significant competitive threat to us in China, because of their prices and costs are usually higher than that of Chinese manufacturers.  However, we may face increased competition in the future as foreign manufacturers source more of their production from China or enter into joint ventures with manufacturers in China.  Outside of China, we compete against the transformer manufacturing units of some large and well established firms.  We believe that our largest competitor in U.S. and Europe, our two top export markets, is ABB. Although some of our competitors entered the market before us, we believe that the scale and efficiency of our operations, the quality of our products, and our growing brand recognition enable us to compete effectively both at home and abroad. To the best of our knowledge, none of our transformers have been the cause of any major accident.  We have a track record of good product quality and customer service.

Seasonality

Historically, our revenue has fluctuated quarterly and has generally been the higher in second half of the year primarily due to the seasonal demand of our customers.  We believe that the seasonality is due to the procurement cycles of our domestic Chinese customers which tend to be heavily weighted in the second half of the year.    In 2013, the first, second, third, and fourth quarter represented 15.8%, 26.0%, 30.5% and 27.7% of full year net sales, respectively.   For the full year 2014, we expect a steady growth in sales through much of the year.  We believe that the seasonality in 2014 sales will remain the same as 2013.

Doing Business in China

China’s Corporate Income Tax

At the present time, the enterprise income tax rate for companies operating in China is 25%, The EIT Law and its Implementation Rules permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities   The average enterprise income tax rate on our PRC subsidiaries in 2013 was 15%. Many of our PRC subsidiaries maintained their HNTE qualifications and enjoyed a preferential tax rate of 15% in 2013.

Our PRC subsidiaries can continue to enjoy the preferential tax rate of 15% as long as they maintains their HNTE qualifications and duly conduct filing procedures with relevant tax authority regarding the tax incentive. If our PRC subsidiaries fail to maintain their HNTE qualifications or to renew the qualifications when their current term expires in 2014, the enterprise income tax rate applicable to our PRC subsidiaries may increase to 25%. Furthermore, although we expect the PRC government to continue to offer preferential tax treatment to enterprises that qualify as HNTE, we cannot assure that such policies will continue indefinitely and the enterprise income tax rate applicable to our PRC subsidiaries may increase.  Increased taxation could have an adverse effect on our financial condition and results of operations.

 Under the EIT law, an enterprise established outside of China with “de facto management bodies” within China is considered a PRC “resident enterprise,” meaning that it can be treated in a manner similar to a Chinese enterprise for enterprise income tax purposes. “De facto management bodies” are defined in the implementation rules for the new EIT law and “tax resident enterprises” interpreted in the relevant circular issued by the State Administration of Taxation.  We do not believe that Jinpan International qualifies as a PRC “resident enterprise” However, if the tax authorities determine that we, as a British Virgin Islands holding company, are a PRC “resident enterprise” for EIT purposes, a number of unfavorable tax consequences could follow, including we may be subject to EIT at a rate of 25% on our worldwide taxable income, as well as EIT reporting obligations. It is also possible that the rules regarding PRC “resident enterprise” classification may change in the future and possibly be retroactively applied.

Chinese Regulation on Dividends

Applicable PRC laws and regulations require that before a foreign invested enterprise distributes profits to its shareholders, it must first do the following:

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

PRC Regulation of Loans and Direct Investment by Offshore Holding Companies

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

Legal system

The PRC’s legal system is a civil law system based on written statutes.  Unlike in a common law system, it is a system in which cases have limited precedential value.

In the late 1970s, the PRC government began to promulgate a comprehensive system of laws and regulations governing economic matters. The overall effect of legislation over the past three decades has significantly increased the protections afforded to various forms of foreign or private-sector investment in China. Our PRC subsidiaries are subject to various PRC laws and regulations generally applicable to companies in China. However, since these laws and regulations are relatively new and the PRC legal system continues to rapidly evolve, the interpretations of many laws, regulations and rules are not always uniform and enforcement of these laws, regulations and rules involve uncertainties.

From time to time, we may have to resort to administrative and court proceedings to enforce our legal rights. However, since PRC administrative and court authorities have significant discretion in interpreting and implementing statutory terms, it may be more difficult to evaluate the outcome of administrative and court proceedings and the level of legal protection we enjoy than in more developed legal systems. Furthermore, the PRC legal system is based in part on government policies and internal rules (some of which are not published in a timely manner or at all) some of which may have retroactive effect. As a result, we may not be aware of our violation of these policies and rules until sometime after the violation. Such uncertainties, including uncertainty over the scope and effect of our contractual, property (including intellectual property) and procedural rights, and any failure to respond to changes in the regulatory environment in China could materially and adversely affect our business and impede our ability to continue our operations.

Environmental laws

Environmental protection in China is regulated in accordance with the Environmental Protection Law of the People’s Republic of China, which became effective on December 26, 1989, the Environment Impact Assessment Law, the Administrative Regulations on Environmental Protection for Construction Projects, the various laws on the protection and control of air, water, noise, solid wastes pollution, etc. These laws and regulations set national standards for environmental quality and monitoring as well as for the utilization of natural resources and the reduction of pollution. In addition, since there has been a growing awareness of environmental issues in China, enterprises may be expected to meet a standard, which is higher than the requirement under the prevailing environmental laws and regulations. We have adopted environmental protection measures generally required to be taken in the ordinary course of business of companies in the industry and we believe we are materially in compliance with applicable environmental laws.  As a manufacturer, we are subject to periodic inspections. We have passed our most recent inspection and believe that we are materially in compliance with applicable environmental laws.

C.        Organizational Structure

We are a British Virgin Islands company whose securities are registered with the SEC and publicly traded on The NASDAQ Global Select Market.  Our securities are registered with the SEC and publicly traded on The NASDAQ Global Select Market.   We conduct business through our subsidiaries in the United States and China.  We are also registered to conduct business in Hong Kong.  The following chart illustrates our organizational structure:

Jinpan USA

Jinpan USA is a U.S. wholly owned subsidiary of Jinpan International Ltd.  Jinpan USA is a corporation organized under the laws of the State of New York in January 1998. Jinpan USA’s principle office is located in Carlstadt, New Jersey.   Jinpan USA is primarily engaged in the sale, product support, and limited scale manufacture of cast resin transformers to customers in the United States and worldwide.

Jinpan Realty

Jinpan Realty is a wholly owned subsidiary of Jinpan USA.  Jinpan Realty is a limited liability company organized under the laws of New Jersey in July 2009. Its principal office is located in Carlstadt, New Jersey.  Jinpan Realty owns the land and building located at 390 Veterans Blvd, Carlstadt, New Jersey.  Jinpan Realty leases the building to Jinpan USA for its operations.

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

Jinpan Alternative Energy

Jinpan Alternative Energy is a domestically funded PRC limited liability company organized under the laws of the PRC in January 2010. Its principal office is in Shanghai, China.  It is a wholly owned subsidiary of Shanghai Jinpan.  The purpose of Jinpan Alternative Energy is to consolidate the design, manufacture, and sale of our wind energy products.

Jinpan T&D

Jinpan T&D is a domestically funded PRC limited liability company organized under the laws of the PRC in January 2010Its principal offices is in Shanghai, China.  It is a wholly owned subsidiary of Shanghai Jinpan.  The purpose of Jinpan T&D is to consolidate the design, manufacture, and sell our switchgear and other integrated assembly products.

 Shanghai Dong Dian

Shanghai DongDian is a domestically funded PRC limited liability company organized under the laws of the PRC in January 2010. Its principal office is in Shanghai, China.  It is a wholly owned subsidiary of Shanghai Jinpan.  The purpose of Shanghai Dong Dian is to engage in the procurement of raw materials and components for our products.

Shanghai Pan Ding

Jinpan Pan Ding is a domestically funded PRC limited liability company organized under the laws of the PRC in March 2010. Its principal office is in Shanghai, China.  It is a wholly owned subsidiary of Shanghai Jinpan.  The purpose of Shanghai Pan Ding is to hold our new facilities under construction in Shanghai and future investments not directly related to manufacturing

Guilin JTF

 Guilin JTF is a domestically funded PRC limited liability company organized under the laws of the PRC. Its principal office is in Guilin, Guangxi Province, China.  In April 2011, Hainan Jinpan acquired of Guilin JTF from its parent Guilin Jin Fu Investment Co. Ltd. in a cash for equity transaction.  Hainan Jinpan paid RMB 15 million (US$ 2.3 million) for all the equity of JTF and also assumed RMB 44.2 million (US$ 6.7 million) in Guilin JTF’s debt.  At the time of the acquisition, Guilin JTF’s primary asset was the property rights to 38 acres of land in Guilin, Guangxi Province.  As a result of the acquisition, Guilin JTF became a wholly owned subsidiary of Hainan Jinpan.

D.        Property, Plant and Equipment

We have four large scale manufacturing facilities in China located in the cities of Haikou, Wuhan,  Shanghai, and Guilin respectively.  We also have a facility for limited scale manufacturing, product testing, and storage in the United States located in Carlstadt, New Jersey.

Haikou Facility

Our headquarters, administrative and manufacturing facilities are located at No. 100 Nanhai Avenue, Haikou, Hainan Province, China.  Our Haikou facility is our primary manufacturing and R&D facility. It manufactures cast resin transformers, switchgears, and unit substations.  The Company established this facility in 1993 and has gradually expanded the size and capacity of this facility to meet increasing demand. Currently, our Haikou Facility is approximately 54,000 square meters, of which 42% is owned and 58% is under lease to Hainan Jinpan.  As of the end of 2013, our Haikou facility has reached a maximum transformer manufacturing capacity of approximately 6 million KVA.

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

The Wuhan facility manufactures cast resin transformers.  We began production at the Wuhan Facility in June 2008.   As of the end of 2013, the maximum transformer manufacturing capacity at our Wuhan facility approached 6 million KVA.  We believe that this is the maximum capacity that can be supported by the Wuhan Facility given its existing space constraints.

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

The Shanghai facility is equipped for the manufacture of VPI transformers, VPI line reactors and gas-insulated switchgears.  The construction of the Shanghai facility proceeded in tandem with our need for additional manufacturing facility and the introduction of new products. We began renovations of existing buildings in the Shanghai Facility in the fourth quarter of 2008.  We completed the renovation and began production of VPI transformers and VPI line reactors in the fourth quarter of 2009.  From 2009 to 2011, we built and equipped additional factor buildings for the production of VPI line reactors, VPI transformers and gas -insulated switchgears.  During the same period, we also built two dormitory buildings on site to house our employees.  From fourth quarter of 2008 to the end of 2012, we spent RMB 154.2 million to renovate, construct, and equip the Shanghai facility. In 2013, we spent RMB 3.6 million to renovate facility and RMB 2.8 million  to purchase equipment.

Guilin Facility

In the second quarter of 2011, we acquired Guilin Jun Tai Fu Construction and Development Co. Ltd. (“Guilin JTF”) for RMB 15 million (US$ 2.3 million) and assumed debt of RMB 44.2 million (US$ 6.7 million).   Guilin JTF’s primary asset is land use right of approximately 154,000 square meters (38 acres) zoned for industrial development in Guilin, Guangxi province.  Guilin JTF also sought local government approval to purchase an adjacent lot of land of approximately 178,000 square meters (44 acres), but was not successful in this endeavor.

We acquired Guilin JTF to build a large scale manufacturing facility in southwestern China.  In early 2012, we began construction of factory buildings, administrative buildings, and employee dormitories in Guilin.   We completed their construction in January 2013.  Formal production of cast resin transformers at the Guilin facility began at the end of March 2013. We believe that the current manufacturing equipment in the Guilin facility can support 6 million KVA of cast resin transformer production, however with additional equipment, we believe that the Guilin facility can support up to 12 million KVA of cast resin transformer production.

 We plan to gradually ramp up production in Guilin over a two to three year period.  In 2013, production of cast resin transformers and switchgears at the Guilin facility reached 2.7 million KVA and 514 units respectively in 2013.  We plan to continue ramping up production at our Guilin facility in 2014.  Capital expenditure for the construction at the Guilin facility and acquisition of manufacturing equipment was RMB 209.5 million (US$ 33.3  million) in 2012 and RMB 63.6 million (US$ 10.4 million) in 2013.

We financed the acquisition of Guilin JTF, construction at the Guilin facility, and the procurement of manufacturing equipment using RMB197.6 million( US$ 32.4 million) of secured loan facilities, of which RMB 195.7 million(US$ 32.1million) remains outstanding. Currently, we do not plan to further expand the Guilin facility and any future expansion of the Guilin facility will depend on the need for additional manufacturing facility to execute our business plan.  In 2014, we expect capital expenditures of RMB 40 million (US$ 6.6 million) related to the Guilin facility.

New Jersey Facility

In October 2009, we purchased a new 53,000 square feet (1.24 acres) facility (including building and land) in Carlstadt, New Jersey.  The facility serves as the administrative headquarters for our U.S. subsidiary, Jinpan USA.  The facility supports limited scale manufacture, on a project by project basis, of our cast resin transformers.  It also provides a platform for the testing, service, and storage of our products. We acquired the facility, which includes land and a newly constructed building for US$ 2.5 million.  We funded this acquisition through mortgage financing from Enterprise Bank, in the amount of US$ 1.7 million and US$ 0.8 million from our own cash flow.  This  facility enables us to better support our North American customers.

Sales Offices in China

We have 35 regional sales offices in China.  We own the sales offices in Beijing, Wuhan, and Heifei and lease office space for remaining 32 sales offices.

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

Our Haikou facility manufactures cast resin transformers, switchgears, and unit substations.  Our Wuhan facility manufactures cast resin transformers.  Our Guilin facilities manufactures cast resin transformers and switchgears.  Our Shanghai facility manufactures VPI transformers, VPI line reactors and gas insulated switchgears.  We measure production capacity for cast resin transformers and unit substations, which incorporates cast resin transformers, in Kilovolt Amperes (KVA).  We measure production capacity for switchgears and VPI transformers and reactors in units.

The following table provides our sales volume in 2013 by product line:

Product Line	Sales Volume	Unit
Cast Resin Transformers	10,011,323	KVA
VPI Reactors	14,276	Units
VPI Transformers	805	Units
Switchgears	3,769	Units
Unit Substations	319,980	KVA

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

Revenue Recognition

Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery occurs, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Some of the long term sales contract’s payments term is longer than normal term, the Group recognizes revenue if the collectability is reasonably assured based on past collection history. For some of our products sales in China, there are provisions that we need to provide technical support to customers  before or during customers’ installation of the products. This involves multi-deliverable arrangement and should be accounted for as separate units of accounting. However, the Group considers the cost associated with the technical support to customers is inconsequential and perfunctory. The Group recognizes all the revenue upon delivery of the products when the significant risks and rewards of ownership have been transferred to the buyer upon delivery as one unit of accounting.

As for Installation services revenue, if the Company is the primary obligator, has general inventory risk, the Company recognizes revenue at gross. If the Company is not primary obligator, earns a fixed amount of fee, the Company recognizes revenue at net.

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

Goodwill

We adopted amended standards that simplify how entities test goodwill for impairment. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. For reporting units in which this assessment concludes that it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform goodwill impairment testing. We adopted amended standard, the adoption of these amended standards did not have an impact on our consolidated financial statements. We along with the assistance of  an independent third party valuation company  performed a quantitative impairment test at the end of December 31, 2013. We concluded that the fair value is more than the carry amount of the asset.

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

New Accounting Pronouncements

In February 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update(“ ASU”) No. 2013-02 Comprehensive Income (Topic 220): Reporting of Amount Reclassified out of Accumulated Other Comprehensive Income. The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this standard did not have an impact on our consolidated financial statements.

In July 2013, the FASB issued ASU  No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This standard requires an entity to present unrecognized tax benefits as a reduction to deferred tax assets when a net operating loss carryforward, similar tax loss or a tax credit carryforward exists, with limited exceptions. This standard is effective for fiscal years beginning on or after December 15, 2013, and for interim periods within those fiscal years. The Company is currently assessing the potential impact of ASU No. 2013-11 on our financial statements.

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

Our focus in 2014 is and will be to build on this foundation and continue to execute well in key areas, including responding effectively to customer needs and continuing to focus internally on product excellence, business efficacy, and accountability across our company. For a discussion of trends we expect for 2014, see “Trends” below.

Summary of Financial Results

The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 2013, 2012 and 2011.

	Year ended December 31,
	2013	2012	2011
Net sales	100%	100.0%	100.0%
Cost of goods sold	(67.9%)	(67.3%)	(63.3%)
Gross profit	32.1%	32.7%	36.7%
Selling and administrative expenses	(24.7%)	(25.6%)	(24.8%)
Other income	1.9%	1.5%	1.1%
Other expenses	(0.9%)	(0.8%)	(0.6%)
Income taxes	(1.2%)	(1.1%)	(1.5%)

Net income	7.2%	6.7%	10.9%

Year ended December 31, 2013 compared with the year ended December 31, 2012

Net Sales. Net sales increased RMB 72.9 million or 5.5% to RMB 1,397.9 million (US$ 225.7 million) in the year ended December 31, 2013 from RMB 1,324.9 million (US$ 210.5 million) in the year ended December 31, 2012. Transformers accounted for 76.6% of our net sales. Switchgear and unit substations accounted for 17.9% of net sales and line reactors accounted for 5.5% of net sales. The increase in net sales was primarily due to increase in the sales of switchgears and unit substation in China. Compared to 2012, we increased switchgear and unit substations sales by approximately RMB 86.8 million (US$ 14 million) in 2013. The reason for the increase in switchgear and unit substation sales is because we increased production capacity in our newly constructed Guilin facility that enabled us to increase sales and compete in the market of switchgear and unit substation. Export sales reached to RMB 146.7 million (US$ 23.4 million) in 2013 which is RMB 21.6 million (US$ 3.5 million) lower than the export sales in 2012. The decrease in exporting sales was primary due to overall slowdown in the wind transformers market in Europe.

Cost of Goods Sold. Cost of goods sold increased RMB 57.1 million  or 6.4% to RMB 949.1 million (US$153.3 million) in the year ended December 31, 2013 from RMB 892.0 million (US$ 141.7 million) in the year ended December 31, 2012. The increase in cost of goods sold was due to increase in sales volume. Cost of goods sold as a percentage of sales increased by 0.6 % in the year ended December 31, 2013 to 67.9% from 67.3% in the year ended December 31, 2012. Our raw materials price was not impacted by inflation due to sufficient supply. Raw materials are the major component of our products cost, the relative stable materials price in the year  2013 resulting in the cost of goods sold as percentage of sales to remain on par with prior year.

Gross Profit. Gross profit increased RMB 15.9 million  or 3.7% to RMB 448.8 million (US$72.5 million) in the year ended December 31, 2013 from RMB 432.9 million in the year ended December 31, 2012. As a percentage of sales, gross profit decreased from 32.7% in the year ended December 31, 2012 to 32.1% in the year ended December 31, 2013. The gross profit percentage as percentage of sales remain stable as compared the year 2012, this is due to the stable material price as aforementioned.

Selling and Administrative. Selling and administrative expenses increased by RMB 6.2 million or 0.2% to RMB 345.4 million (US$55.7 million) in the year ended December 31, 2013 from RMB 339.2 million (US$ 53.9 million) in the year ended December 31, 2012. The increase in selling and administration expense was primary due to increase of the number of employees to staff our newly completed Guilin facility. As a percentage of sales, selling and administrative expenses decreased approximately 0.9% to 24.7% in the year ended December 31, 2013 from 25.6% in the year 2012.

Interest Expense. Interest expense increased RMB 1.7 million or 15.3% to RMB 12.8 million (US$ 2.1 million) for the year ended December 31, 2013 from RMB 11.1 million (US$ 1.8 million) for the year ended December 31, 2012. This increase was mainly due to the capitalization of interest expense ceased upon the completion of Guilin’s construction.

Income Tax. Income tax expense increased RMB 2.2 million  or 15.3% to RMB 16.6 million (US$2.7 million) for the year ended December 31, 2013 from RMB 14.4 million (US$ 2.3 million) for the year ended December 31, 2012. The increase was mainly due to increase in taxable income in 2013 as compared with 2012.

Net Income. Net income increased RMB 14.1 million   or 15.9% to RMB 102.6 million (US$ 16.6 million) in the year ended December 31, 2013 from RMB 88.5 million (US$ 14 million) in the year ended December 31, 2012.. The increase in net income was mainly the result of increase in sales . As a percentage of sales, net income increased from approximately 6.7% in the year ended December 31, 2012 to approximately 7.4% in the year ended December 31, 2013.

Basic Earnings Per Share. Basic earnings per share increased RMB 0.85 or 15.5% from RMB 5.47 (US$ 0.87) in the year ended December 31, 2012 to RMB 6.32 (US$1.02) in the year ended December 31, 2013.

Year ended December 31, 2012 compared with the year ended December 31, 2011

Net Sales. Net sales decreased RMB 89.4 million   or 6.3% to RMB 1,324.9 million (US$210.5 million) in the year ended December 31, 2012 from RMB 1,414.3 million (US$218.9 million) in the year ended December 31, 2011. Transformers accounted for 82.2% of our net sales. Switch and unit substations accounted for 12.4% of net sales and line reactors accounted for 5.4% of net sales. The decrease in net sales was primarily due to decrease in our sales in China.  Export sales reached to RMB 168.3 million in 2012 whichwas almost on par with RMB 170.0 million   net sales in 2011.  China sales decrease by RMB 87.7 million   to RMB 1,156.6 million   in 2012 from RMB 1,244.3 million   in 2011. Sales revenue declined in China primarily because of price competition and slower economic growth in China, One of our major cost components, silicon steel, reached historical low in 2012, which resulted in more manufacturers entering the market and resulted in lower average selling price. Our sales volume growth in China also depends heavily on public and private expenditures on infrastructure and industrial facilities. In 2012, we did not see double digit sales volume growth that occurred in 2011. We saw less spending by government and private sectors due to slower economic growth and this resulted our sales volume remains approximately the same as 2011.

Cost of Goods Sold. Compared to 2011, the cost of cast resin transformers and reactors was lower in 2012 due to lower sales volume and lower materials prices, but the cost of VPI transformers and gas insulated switchgears increased because of higher sales volume.  Taken together, the cost of goods sold decreased by RMB 3.4 million or 0.4% to RMB 892.0 million (US$141.7 million) in the year ended December 31, 2012 from RMB 895.5 million (US$ 138.6 million) in the year ended December 31, 2011.  As a percentage of sales, cost of goods sold increased by 4.0 % in the year ended December 31, 2012, from 63.3% in the year ended December 31, 2011, to 67.3%% in the year ended December 31, 2012.  The increase in the percentage resulted from the decrease in the average selling price on our products and overall cost of goods sold that held steady because of higher cost of VPI transformers and gas insulated switchgears.

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

Selling and Administrative. Selling and administrative expenses,  decreased by RMB 11.6 million   or 3.3% to RMB 339.2 million (US$53.9 million) in the year ended December 31, 2012 from RMB 350.8 million (US$ 54.3 million) in the year ended December 31, 2011.  As a percentage of sales, selling and administrative expenses increased approximately 0.8% to 25.6% in the year ended December 31, 2012 from 24.8% in the year 2011. The decrease in selling and administrative expenses in 2012 was primary due to the decrease in sales that resulted in less commission and shipping expenses.

Interest Expense. Interest expense increased RMB 3.0 million  or 37% to RMB 11.1 million (US$ 1.8 million) for the year ended December 31, 2012 from RMB 8.1 million (US$ 1.3 million) for the year ended December 31, 2011. This increase was mainly due to longer accounts receivable collection period resulting in more outstanding loans for operation. The weighted average loan balance was approximately RMB 228 million  in 2012 as compared with RMB 144 million  in 2011.

Income Tax. Income tax expense decreased RMB 7.0 million  or 32.7% to RMB 14.4 million  for the year ended December 31, 2012 from RMB 21.3 million (US$ 3.3 million) for the year ended December 31, 2011. The decrease was mainly due to decrease in taxable income in 2012 as compared with 2011.

Net Income. Net income decreased RMB 65.6 million  or 42.6% to RMB 88.5 million (US$14.1 million) in the year ended December 31, 2012 from RMB 154.1 million (US$ 23.9 million) in the year ended December 31, 2011. The decrease in net income was mainly the result of decrease in sales and lower gross profit due to price competition. As a percentage of sales, net income decreased from approximately 10.9% in the year ended December 31, 2011 to approximately 6.7% in the year ended December 31, 2012.

Basic Earnings Per Share. Basic earnings per share decreased RMB 4.07 or 42.7% to RMB 5.47 (US$0.87) in the year ended December 31, 2012 from RMB 9.54 (US$ 1.48 ) in the year ended December 31, 2011.

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

During 2013, the RMB remained relatively stable against the U.S. Dollar.  Domestic sales in China accounted for 89.5% of our net sales.  Sales in China are priced in Renminbi.  Exports accounted for 10.5% of our net sales.  Exports are either priced in U.S. Dollars or Euros.  We procured most of our raw materials from China and paid for these materials using RMB.  We procured less than 10% of our raw materials from abroad and paid for these materials using the U.S. Dollar or Euros.  Because most of our operations are conducted in China using RMB, the RMB’s appreciation against the U.S. Dollar did not have a material adverse effect on our business.

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

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 100.0 million (US$16.4 million).  As of December 31, 2013, there was RMB 20 million (US$3.3 million) outstanding under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 6.0% per annum for the year ended December 31, 2013. This facility will expire in December 2014 and we intend to extend the facility for another year.

Hainan Jinpan has a working capital credit facility from Bank of Communication for RMB 120 million  (US$19.7 million). As of December 31, 2013, there was no outstanding balance under this credit facility. This credit facility bears interest at the benchmark rate set by the People’s Bank of China. This credit facility will expire in June 2015 and we intend to extend this credit facility

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 203 million  (US$33.3 million).  This credit facility bears interest at LIBOR plus a margin rate.  As of December 31, 2013, there was no outstanding balance under this credit facility.  This facility will expire in December 2014 and we intend to extend the facility for another year.

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 100 million (US$16.4 million). This credit facility bears interest at the benchmark rate set by the People’s Bank of China. As of December 31, 2013, there was no outstanding balance under this credit facility. This credit facility will expire in June 2014 and we intend to extend this credit facility.

Hainan Jinpan has an oral agreement of unsecured letter of credit facility from the Industrial and Commercial Bank of China for RMB 130 million (US$21.3 million). This credit facility bears interest at LIBOR plus a margin rate. As of December 31, 2013, there was RMB 21.3 million (US$3.5 million) outstanding under this credit facility. This credit facility will expire in April 2014 and we are in the process of intending this credit facility

Hainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 180 million (US$29.5 million). As of December 31, 2013, there was no outstanding balance under this credit facility. This credit facility bears interest at LIBOR plus a margin rate. This credit facility will expire in June 2015.

Shanghai Jinpan has a credit facility from bank of China for RMB 90 million (US$ 14.8 million) of which 60 million (US$ 9.8 million) was working capital facility and RMB 30 million (US$5.0 million was letter of credit facility.  As of December 31, 2013, there was no outstanding balance under this credit facility. This credit facility bears interest according to the benchmark rate set by the Bank of China. This credit facility will expire in February 2015.

Guilin JFT has two credit facilities with the Bank of Communications, a long term credit line for fixed asset investment and a short term credit line for working capital totaling   RMB 350 million (US$57.4 million).  The fixed asset credit line is in the amount of RMB 210 million (US$34.4 million) and carries an interest rate of People’s Bank of China bench mark rate x 1.05 per annum.   Our borrowings under this credit line accrued interest at an average interest rate 6.88% per annum for the year ended December 31, 2013.  Loans made under this credit line must be applied to fixed asset investment at the Company’s Guilin facility and was secured by the fixed assets investment at Guilin.  As of December 31, 2013, there was RMB 195.7 million (US$32.1 million) outstanding under this credit facility. The credit line has a term of seven years. Repayment of loan principal is scheduled over a seven year period, from 2013 to 2019. The working capital credit line is in the amount of RMB 140 million (US$23.0 million) and carries an interest rate of People’s Bank of China bench mark rate x 1.05 per annum. Loans made under this credit line must be applied to the working capital of the Company’s Guilin facility.   The credit line has a term of two years.  The loan principal must be repaid in full annually. As of December 31, 2013, there was no outstanding balance under this credit facility.

Jinpan Realty has a long term mortgage bank loan of US$1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan was secured by the property. The interest rate is fixed at 6% for five years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years. Jinpan Realty amended the loan agreement with Enterprise Bank on December 1, 2013.  The interest rate is fixed at 4.75% per annum effective December 1, 2013 and the loan matures on October 1, 2019. There was approximately US$1.4 million outstanding as of December 31, 2013.

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

At December 31, 2013, we had working capital of RMB 870.4 million (US$ 14.8 million) compared to RMB 776.1 million (US$ 123.5  million) at December 31, 2012.

In our opinion, we believe that our cash balances and cash generated from operation, supplemented as needed by financing activities including obtaining short-term bank loans from our loan facilities in China are sufficient for our present capital requirements.

Analysis of Cash Flows

In 2013, net cash provided by operating activities of RMB 88.8 million (US$ 14.3 million) primarily resulted from income generated from operations, increase in accounts payable, notes payable and other payable. In 2013, accounts receivable increased by RMB 125 million (US$ 20.2 million) primarily resulting from an increase in average accounts receivable collection period from 212 days to 231 days. For some customers we provide payment term base on the progress of their projects which may exceed the normal term of 30 days to 180 days. In addition, solar panel manufacturers over expanded their capacities prior to the year 2012 resulted oversupply of their products and slowdown of the industry. The European Union also imposed anti-dumping measures on some Chinese solar panels manufacturers who rejected amicable settlement. The overall slowdown in China solar panel industry impacted our accounts receivable collection period. We expect average account receivable collection period to trend lower once the solar panels industry recovered. The increase in accounts payable and notes payable primary resulted from the increase in purchase from supplier due to increase in sales in 2013.

 In 2012, net cash provided by operating activities of RMB 124.3 million (US$ 19.7 million) primarily resulted from income generated from operation, decrease in prepaid expense , inventories, other payable and increase in accounts payable. In 2012, accounts receivable increased by RMB 104.9 million (US$ 16.7 million) primarily resulting from an increase in accounts receivable collection period from 160 days to 212 days. Our solar energy customers pay us slower due to slow down in the sector. In 2012, we implemented a new inventory management system, resulting better control of inventories and reducing overall inventories by RMB 44.5 million (US$ 7.1 million). The decrease in prepaid expense primary resulted from less prepayment to materials suppliers. The increase in accounts payable primary resulted from extension of payment terms from suppliers. In 2012, we negotiated better credit line and longer credit term from suppliers as compared with prior year that we may need to pay cash on delivery. The decrease in other payable primary resulted from less employees’ salary and bonus accruals for the end of December 2012. The Company reserved less bonus payable due to 42.6% less net profit in 2012 as compared with 2011

In 2013, net cash used in investing activities of RMB 30.7 million (US$ 4.9 million) primarily resulted from construction of production facilities and purchasing of equipment for our Guilin and Shanghai facilities.  In 2012, net cash used in investing activities of RMB 273.9 million (US$ 43.5 million) primarily resulted from construction of production facilities and purchasing of equipment for our Guilin facility.

In 2013, net cash provided by financing activities of RMB 24.3 million (US$ 3.9 million) primarily resulted from net repayment of bank loans of RMB 13.5 million (US$ 2.2 million), offset by a dividend payment of RMB 12.1 million (US$ 2.0 million). In 2012, net cash provided by financing activities of RMB 113.4 million (US$ 18.0 million) primarily resulted from increased bank loans of RMB 131.5 million (US$ 20.9 million), partially offset by a dividend payment of RMB 18.3 million (US$ 2.9 million). The increase in bank loans was primary due to the increase in borrowings from Bank of Communication for the purpose of construction of Guilin facility.

Capital Expenditures and Requirements

Our principal commitments consist of a long-term obligation outstanding under operating leases on certain buildings and apartments, employee contracts, capital commitments and bank loans. For more information on these commitments, see “Tabular Disclosure of Contractual Obligations” below.

We had capital expenditures of RMB 80.7 million (US$13.0 million) for 2013.  RMB 30.2 million (US$ 5.0 million) were used in construction of our Guilin facility and RMB 33.4 million (US$ 5.5 million) were used to purchased equipment for our Guilin facility. Capital expenditures in Shanghai included RMB 3.6  million (US$0.6 million)  used to expand our Shanghai facility, RMB 3.8 million ( US$ 0.5 million) was used to purchase equipment for our Shanghai facility.  In 2014, we expect capital expenditures of RMB 40 million (US$ 6.6 million) that includes RMB 10 million (US$1.6 million) for Guilin facility and RMB 30 million (US$5.0 million) for equipment.

We anticipate, based on management’s internal forecasts and assumptions relating to our operations, that our existing cash and funds generated from our operations, together with our existing financing agreements, will be sufficient to meet our working capital and capital expenditure requirements for the next 12 months.

C.        Research and Development

Our R&D strategy is to develop new products and to expand the application of our existing product lines with objective of addressing a broader market.  Our R&D efforts in 2013 focused on developing products for photovoltaic applications, adding to our portfolio of gas insulated switchgears, and researching advancing power control equipment. Some R&D projects that we completed in 2013 are as follows:

•	Photovoltaic Grid-Connected Inverter

•	Prefabricated Substation for Photovoltaic Power Generation (40.5kV 1250kVA)

•	GMU-40.5C\F Mini Size Gas-Insulated Switchgear

•	Prototype of a ±3Mvar High Voltage Static VAR Generator

•	High Voltage Frequency Convertor Based on VF Control Technology

We were granted numerous patents relating to transformer technology by the PRC government in 2013 and during the first two months of 2014on the following:

•	A Rotary Transformer Device (PRC Invention Patent)

•	A Dry Type Transformer Cooling Air Duct (PRC Utility Model Patent)

•	A Dry-Type Transformers Drawing Board With Clamps For Connecting Structure (PRC Utility Model Patent)

•	A Dry Type Transformer Enclosure Structure (PRC Utility Model Patent)

•	A Kind Of Combination Pad For Dry-Type Transformer (PRC Utility Model Patent)

•	An Amorphous Alloy Dry-Type Transformer Insulation Structure (PRC Utility Model Patent)

•	A Terminal Board For A Coil Casting Mold (PRC Utility Model Patent)

•	A Kind Of Fiberglass Varnished Tooling For Transformer (PRC Utility Model Patent)

•	A Kind Of Adjustable Mold For Coil (PRC Utility Model Patent)

•	A Control Circuit To Drive IGBT (PRC Utility Model Patent)

•	PV(Photovoltaic) Grid-Connected Inverter (PRC Utility Model Patent)

•	A Production Line For Low Voltage Foil Winding Coil Of Dry-Type Transformer (PRC Utility Model Patent)

•	Smart Device For Predicting Fan Life (PRC Utility Model Patent)

•	A Plurality Of Coils Wound In The Same Molds (PRC Utility Model Patent)

•	A Mechanical Bypass Control Device Of Power Cells In High Voltage Inverter (PRC Utility Model Patent)

•	A High Voltage Inverter Equipment (PRC Utility Model Patent)

D.        Trends

Based on forecasts provided by our customers, we expect domestic China sales will grow steady in 2014 and international sales will be improved in 2014 compared to 2013.

With regard to materials prices, we expect prices of copper, aluminum, and epoxy resin to trend lower or remain relatively stable  in 2014 due to oversupply of  these commodities.  We expect silicon steel prices to remain relatively stable or trend lower. At this time, we do not expect a significant or sudden rise in materials prices that would have a material adverse effect on our gross margins.

E.         Off-Balance Sheet Arrangements

None.

F.         Tabular Disclosure of Contractual Obligations

Our material contractual obligations are composed of operating lease commitments, employees contracts, capital commitments and repayment of bank loans. The table below provides a summary of the Company’s contractual obligations at December 31, 2013.

	Payments due by period (RMB in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 Years	4-5 years	More than 5 years
Operating Lease Obligations	5,426	1,678	1,462	773	1,513
Employees Contracts (1)	149,574	40,534	70,226	28,300	10,514
Capital Commitments (2)	12,440	12,440	-	-	-
Interest Cost (3)	59,530	14,032	25,341	18,449	1,708
Bank loans	262,386	67,681	38,502	94,982	61,221
Total	489,356	136,365	135,531	142,504	74,956

(1)
Our employees in China include 224 engineers and technicians, 432 management and administrative personnel, 140 marketing and sales personnel, and 876 factory personnel, while employees in the United States include management, administrative, technical, and marketing personnel. All of the employees except US employees are contract employees and have entered into renewable employment contracts with us. Terms of the employment agreements with management, engineers, marketing and sales personnel and technicians range from two to five years and terms of the employment agreements with administrative personnel range from six months to one year.

(2)	Capital commitments related to the purchase of our new equipment and machinery.

(3)
The calculation of interest cost is based on the interest rate ranging from 4.75% to 6.87% , applied to the ending long term loan balance outstanding at December 31, 2013. The outstanding loan was from our credit facilities with Enterprise Bank and Bank of Communications. For more details of this loan, see “B. Liquidity and Capital Resources” within this item above.

Item 6.     Directors, Senior Management and Employees.

A.        Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Li Zhiyuan	59	Chairman of the Board of Directors, President, and Chief Executive Officer
Ling Xiangsheng	62	Vice Chairman of the Board of Directors and Vice President
Jing Yuqing	51	Secretary
Mark Du	53	Principal Financial Officer
Stephan R. Clark	61	Director
Li-wen Zhang	61	Director
Donald S. Burris	71	Director
Cai Xu	50	Director

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

Ling Xiangsheng has served as our Vice Chairman of the Board of Directors and Vice President since April 1997, and of our predecessor, Haikou Jinpan, since August 1993 and is responsible for the design, manufacture and development of our cast resin transformers. He has also served as the Vice President of Jinpan Hainan since June 1997. From June 1990 to December 1992, Mr. Ling was the chief consultant for the Dynacast Company in Thailand where he was responsible for the entire production process of its cast resin transformer line. From January 1980 to June 1990, Mr. Ling was employed by the Beijing Transformer Company ultimately serving as Chief Engineer and General Manager for its cast resin transformer plant. Between October 1985 and February 1986, Mr. Ling attended Fuji Electric Company in Japan to study vacuum cast resin insulated transformer manufacturing technology. Mr. Ling was responsible for designing China’s first cast resin transformer.

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

Mark Du has served as our Principal Financial Officer since August 2002. From January 1993 to December 2000, Mr. Du has been Controller of PC Warehouse, Inc., a worldwide company headquartered in New Jersey, with 24 subsidiaries companies located throughout the United States. From September 1987 to December 1992, Mr. Du served in different accounting positions in various accounting firms and companies. Mr. Du received his Masters in Business Administration in Accounting from Pace University in 1987 and is a CPA.

Stephan R. Clark has served as a member of our Board of Directors since October 2006.  Mr. Clark served as Group Vice President of Connectivity Solutions and Chief Operating Officer at Avaya Communications from January 2000 to January 2004. From October 1997 to January 2000, Mr. Clark served as the Marketing and Sales Vice President of Lucent Power Systems. From January 1982 to October 1997, Mr. Clark worked at AT&T where he acted as the managing director and chief representative in China and the regional managing director for the Asia/Pacific, as well as holding various sales and marketing positions. While at AT&T, Mr. Clark also served as program director for the AT&T Executive Education Program at the Wharton School at the University of Pennsylvania and the chairman for the Public Affairs Committee of American Chamber of Commerce in the People’s Republic of China. Mr. Clark holds a B.F.A. degree in political communication from Southern Methodist University and a M.A. in Management from the University of Texas at San Antonio.

Dr. Li-Wen Zhang has served as a member of our Board of Directors since August 2003. Dr. Zhang served as a permanent staff member of the United Nations Department of General Assembly Management Affairs currently in Economic and Social Council Servicing Branch. As part of the managing staff, Dr. Zhang provided consulting services to the Delegation of Beijing Fiscal Bureau on socioeconomic issues in November of 2000. In 1996, Dr Zhang helped organize a conference in Shanghai with Chinese authorities regarding the Development and Management of Special Economic Zones in a Transitional Economy. Dr. Zhang received a Ph.D. in International Comparative Education from Columbia University in 2001 and holds a Masters degree in Economic Policy Management from Columbia University Graduate School of Business and International Affairs.

Donald S. Burris has served as a member of our Board of Directors since June 2001. Mr. Burris is the senior principal in the firm of Burris & Schoenberg, LLP, an AV-rated West Coast based law firm with a national and international practice. Mr. Burris served as editor-in-chief of the Georgetown Law Journal and as a law clerk to the Honorable James R. Browning of the United States Court of Appeals for the Ninth Circuit and has taught at the Georgetown Law Center, Loyola University School of Law, and the International Law Institute in Washington, D.C. Mr. Burris also served with distinction as a Special Counsel for the United States Senate Watergate Committee. Mr. Burris brings to the Company thirty-one years of experience as a successful businessman and business litigation attorney who has counseled clients from both a business and legal perspective.

Cai Xu has served as a member of our Board of Directors since June 2009.  Since 2002, Dr. Cai has been a distinguished faculty member of the School of Electronic, Information, and Electrical Engineering at Shanghai Jiaotong University, one of China’s leading research universities.  His research focuses on the application of high power electronics in electric systems, generators, and related electrical equipment, on the automation of power distribution networks, and on wind power grid connection and conversion technology.  Since 2008, he has chaired the University’s Wind Energy Research Centre.  The Centre combines research expertise in the fields of electrical, mechanical, control, and oceanic engineering to create a multidisciplinary platform for the research of wind energy.  The Centre provides consultation services for the Chinese government and both public and private industries.  Dr. Cai received his Ph.D and master’s degrees in electrical engineering from China University of Mining and Technology.  He received his bachelor’s degree in power generation and electrical systems from China South East University.

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

B.        Compensation of Directors and Officers

The total compensation paid to our directors and officers during fiscal year 2013 was US$ 1,332,539 comprised of salaries in the amount of US$ 1,023,355 and bonuses in the amount of US$ 309,184. During 2013, we issued 87,983 options to purchase common shares to our directors and officers. We did not reserve for any pension, retirement or similar benefits for our directors and officers.

C.        Board Practices

All of our directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by the Board of Directors at the first Board of Directors meeting after each annual meeting of shareholders and hold office until death, resignation, or upon removal from office.

None of our directors have service contracts with us or our subsidiaries providing for benefits upon termination of their employment.

Our Audit Committee consists of Stephan R. Clark, Donald S. Burris, and Dr. Li-Wen Zhang, all of whom are independent directors under the rules of the Nasdaq Stock Market. Mr. Stephan R. Clark is the chair of Audit Committee and also meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC. The Audit Committee oversees our auditing procedures, receives and accepts the reports of our independent certified public accountants, oversees our internal systems of accounting and management controls, and makes recommendations to the Board of Directors as to the selection and appointment of our auditors. The Audit Committee is governed by the terms of the Charter of the Audit Committee of the Board of Directors.

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

D.        Employees

As of December 31, 2013, we had 1,672 employees in China, consisting of 224 engineers and technicians, 432 management and administrative personnel, 140 marketing and sales personnel and 876 manufacturing personnel. We also had 11 employees in the United States, consisting of two management and administrative personnel, six marketing and sales personnel, two accounting personnel, and one legal personnel.

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

Item 7.     Major Shareholders and Related Party Transactions.

A.        Major Shareholders

The following table sets forth specific information as of April 24, 2014, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5.0% of our outstanding common shares, (ii) each of our directors and officers, and (iii) the number of our common shares beneficially owned by all officers and directors as a group.

Title of Class	Name of Beneficial Owner	Amount Owned(1)	Percent of Class

Common Shares	Li Zhiyuan (2)	3,986,657	24.3%
Common Shares	Ling Xiangsheng (3)	651,575	4.0%
Common Shares	Jing Yuqing (4)	3,986,657	24.3%
Common Shares	Mark Du (5)	59,350	*
Common Shares	Stephan R. Clark (6)	24,529	*
Common Shares	Li-wen Zhang (7)	24,863	*
Common Shares	Donald S. Burris (8)	24,195	*
Common Shares	Cai Xu	-	-
Common Shares	All officers and directors as a group (7 persons) (9)	4,771,169	28.7%
Common Shares	First Wilshire Securities Management Inc. (10)	1,933,701	8.7%

*	Represents share ownership of less than one percent (1%).

(1)	We believe that all persons named in the table have sole investment power with respect to all shares of common shares beneficially owned by them, unless otherwise noted in these footnotes.

(2)
Represents (i) 2,650,739 common shares, (ii) 1,200,052 common shares beneficially owned by Jing Yuqing, the wife of Mr. Li, as to which Mr. Li disclaims beneficial ownership, and (iii) 135,866 common shares issuable upon exercise of currently exercisable share options held by Mr. Li and Ms. Jing. The options have an exercise price and expiration dates ranging from US$5.53 to US$10.83 per share and  March  6, 2016 to March 3, 2022, respectively.

(3)
Represents (i) 612,992 common shares and (ii) 38,583 common shares issuable upon exercise of currently exercisable share options. The options have an exercise price and expiration dates ranging from US$5.53 to US$10.83 per share and March 6, 2016 to March 3, 2022 respectively.

(4)
Represents (i) 1,200,052 common shares (i) (ii) 2,650,739 common shares beneficially owned by Li Zhiyuan, the husband of Ms. Jing and our Chairman of the Board, Chief Executive Officer, and President, as to which Ms. Jing disclaims beneficial ownership, and (iii) 135,866 shares of common shares issuable upon exercise of currently exercisable share options held by Mr. Li and Ms. Jing. The options have an exercise price and expiration dates ranging from US$5.53 to US$10.83 per share and March 6, 2016 to March  3, 2022 respectively.

(5)
Represents 59,350 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$5.53 to US$10.83 and March 6, 2016 to March 3, 2022, respectively.

(6)
Represents 24,529 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$5.53 to US$10.83 and March 6, 2016 to March 3, 2022, respectively.

(7)
Represents (i) 5,000 common shares and (ii) 19,863 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dated ranging from US$5.53 to US$10.83 and March 6, 2016  to March 3, 2022, respectively.

(8)
Represents (i) 1,150 common shares and (ii) 23,045 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates ranging from US$5.53 to US$10.83 and March 6, 2016 to March 3, 2022, respectively.

(9)	Represents (i) 4,469,933 common shares and (ii) 301,236 common shares issuable upon exercise of currently exercisable share options issued to all directors and executive officers.

(10)	According to a Schedule 13G (Amendment No. 2) filed with the SEC on February 14, 2013. The principal business address is 1214 East Green Street, Suite 104, Pasadena, CA 91106.

As of April 14, 2014, 16,418,456 common shares were issued and outstanding and were held by 17  record holders in the United States.

Our shareholders who beneficially own 5.0% or more of the common shares outstanding do not have different voting rights from other shareholders.

Since April 28, 2011, beneficial ownership percentages for Mr. Li and Ms. Jing, have increased by 1.6% and 1.6% respectively and Mr. Ling has decreased by 3.5%, to the percentages as indicated in the chart above.

B.        Related Party Transactions

None.

C.        Interests of Experts and Counsel.

Not applicable.

Item 8.     Financial Information.

A.        Consolidated Statements and Other Financial Information

See Item 18.

Export Sales

For the year ended December 31, 2013, our export sales were US$ 23.7 million or 10.5% of net sales.

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

In January 2010, the board of directors declared a two-for-one forward stock split and a post-split full year dividend of US$ 0.14 per share.  We made the first distribution of US$ 0.07 per share on February 25, 2010, and a second distribution of US$ 0.07 per share on July 20, 2010. In January 2011, the board of directors declared a dividend of US$ 0.14 per share.  We made the first distribution of US$ 0.07 per share on February 10, 2011 and a second distribution of US$ 0.07 per share on July 26, 2011. In January 2012, the board of directors declared a dividend of US$ 0.14 per share.  We made the first distribution of US$ 0.07 per share on February 8, 2012 and we made the second distribution of US$ 0.07 per share on July 12, 2012. We also declared a special dividend of US$ 0.04 per common share on November 29, 2012 which was paid on December 21, 2012. In  According to the board of directors’ resolution on November 29, 2012, the company began to pay quarterly dividend of US$0.03 per common share in 2013. We did not declare any more dividend in 2013.

Legal Proceedings

Neither we nor our subsidiaries is a party to, nor is our property or the property of our subsidiaries’ the subject of, any pending legal or arbitration proceeding that is material.

B.        Significant Changes

None.

Item 9.     The Offer and Listing.

A.         Offer and Listing Details

Trading Prices and Markets

The following table sets forth the high and low sales prices for our common shares, as publicly traded on the NASDAQ Global Select Market (the “NASDAQ”) for: (i) the five most recent full financial years, (ii) each full financial quarter for the two most recent full financial years, and (iii) for each month, during the six months of November 2013 through April 2014.  All of the prices below have been adjusted to reflect the two-for-one stock split of our common shares, effective February 6, 2010, as if such reverse split had been in effect during the periods indicated.

	(in US$)
Year Ended	High	Low
2009	25.12	5.67
2010	25.33	10.03
2011	13.72	6.93
2012	9.46	4.35
2013	4.63	8.62

Quarter Ended	High	Low
March 31, 2012	9.46	8.14
June 30, 2012	8.94	7.05
September 30, 2012	8.18	4.60
December 31, 2012	6.32	4.35
March 31, 2013	6.33	4.94
June 30, 2013	4.63	5.62
September 30, 2013	4.87	7.66
December 31, 2013	6.03	8.62
March 31, 2014	7.19	9.76
April 30, 2014 (through April 14 , 2014)	7.51	8.10

Month	High	Low
November 2013	6.03	7.16
December, 2013	6.11	8.65
January, 2014	7.19	8.54
February, 2014	7.54	8.60
March, 2014	7.53	9.76
April, 2014 (through April 14, 2014)	7.51	8.10

B.         Plan of Distribution

Not applicable.

C.         Markets

Our common shares began trading on the American Stock exchange (the “AMEX”)   on February 1998 under the symbol “JST”. On September 9, 2008, we delisted from AMEX and began to trade on the NASDAQ Global Select Market under the symbol “JST”.

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

C.        Material Contracts

In May 2012, Guilin JFT entered into agreement with China Bank of Communications Hainan Branch for a RMB 100 million (US$ 16.4 million) credit line to fund operations and procurement of materials and a RMB 150 million (US$24.6 million)  credit line to fund the development of the Company’s manufacturing facility in Guilin.  (For more details on the Agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

In May 2012, Guilin JFT entered into agreement with China Bank of Communications Guilin Branch for a RMB 40 million (US$6.6 million) credit line to fund operations and procurement of materials for its Guilin manufacturing facility, a RMB 60 million (US$ 9.8 million) credit line to fund the development of the Guilin manufacturing facility, and two letters of credit totaling RMB 40 million (US$ 6.6 million) (each letter of credit has a maximum value of RMB 20 million (US$ 3.3 million)) to the fund the procurement of manufacturing equipment.   (For more details on the Agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

In May 2012, Gulin JFT entered into agreement with China Bank of Communications to mortgage its land use rights associated with its Guilin manufacturing facility and rights to structures there on in exchange for loans up to RMB 350 million (US$ 57.4 million) to be made by the Bank to the Company from May 2012 to May 2015.  (For more details on the Agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

In May 2012, Hainan Jinpan entered into agreement with China Bank of Communications to guarantee loans extended to Guilin JFT up to RMB 350 million (US$ 57.4 million) to be made by the Bank to the Company from May 2012 to May 2015. For more details on the Agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

During 2013 and 2014 to date, the Industrial and Commercial Bank of China (“ICBC”) and Hainan Hainan Jinpan entered into a series of Export Invoice Financing Master Agreements.  Under the terms of these agreements, ICBC would loan funds to the Hainan that are secured by account receivables from certain international sales. As of December 31, 2013, Hainan Jinpan had a total outstanding balance of  RMB 21.3 million(US$ 3.5 million) under these finance agreements. (For more details on the Agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

In August 2013, Schneider Electric (China) Co. Ltd. (“Schneider”) and Hainan Jinpan entered into a licensing agreement on August 26, 2013.  Schneider granted Hainan Jinpan a non-exclusive license to (i) manufacture, repair and maintain MVnex HP switchgear /Model No. 630-2500A/31.5KA (“Licensed Product”) and (ii) to sell the Licensed Product in China. The license agreement expires on December 31, 2015 unless terminated by the parties prior to that date. (For more details on the Agreement, see Item 4. Information on the Company – B. Business Overview – Material Agreements.)

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

E.         Taxation

The following discussion is a summary of all material anticipated British Virgin Islands, Chinese, and United States tax consequences of an investment in our common shares for security holders located in the United States. The discussion does not deal with all possible tax consequences relating to an investment in our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-Chinese, non-British Virgin Islands, and non-United States) tax laws. Accordingly, each investor should consult his own tax advisor regarding the particular tax consequences to him of an investment in our common shares. The following discussion is based upon laws and relevant interpretations relating to our common shares currently in effect, all of which are subject to change.

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

            We have not sought any ruling from the U.S. Internal Revenue Service (“IRS”) with respect to the statements made and the conclusions reached in this discussion, and there can be no assurance that the IRS will agree with such statements and conclusions. This discussion applies only to U.S. Holders who hold our common shares as capital assets within the meaning of Section 1221 of the Code. In addition, this summary does not address all U.S. federal income tax considerations that may be applicable to a U.S. Holder’s particular circumstances or to U.S. Holders who may be subject to special tax rules, including, without limitation: tax-exempt organizations, qualified retirement plans, individual retirement accounts and other tax-deferred accounts, financial institutions, insurance companies, partnerships or other entities treated as partnerships for U.S. federal income tax purposes, real estate investment trusts, regulated investment companies, broker-dealers, non-resident alien individuals, U.S. Holders whose “functional currency” is not the U.S. dollar, persons subject to the alternative minimum tax, persons who hold our common shares as part of a straddle, hedging or conversion transaction, and persons who own, actually or constructively, 10% or more of our voting shares.

For purposes of this discussion, a “U.S. Holder” means a holder of our common shares who is (i) a citizen or an individual resident of the U.S., (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the U.S., any state thereof or the District of Columbia, (iii) an estate the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust if it (1) is subject to the primary supervision of a court within the U.S. and one or more “U.S. persons,” as defined in the Code, have the authority to control all substantial decisions of the trust or (2) has a valid election in effect under applicable Treasury regulations to be treated as a U.S. person.

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

Distributions on Our Common Shares. Generally, U.S. Holders receiving dividend distributions (including constructive dividends) with respect to our common shares are required to include in gross income for U.S. federal income tax purposes the gross amount of such distributions (without reduction for any PRC or BVI income or other tax withheld from such distributions), equal to the U.S. dollar value of such distributions on the date of receipt (based on the exchange rate on such date), to the extent that we have current or accumulated earnings and profits (as determined for U.S. federal income tax purposes). To the extent that the amount of the distribution exceeds our current and accumulated earnings and profits, it will be treated as a return of capital to the extent of a U.S. Holder’s adjusted tax basis in our common shares and thereafter as capital gain from the sale or exchange of such common shares. We do not intend to calculate our earnings and profits under U.S. federal income tax principles. Therefore, a U.S. Holder should expect that the full amount of a distribution with respect to the common shares will be treated, and reported by us, as a dividend.

Certain U.S. Holders (including individuals) are eligible for reduced U.S. federal income tax rates (at a maximum rate of 20%) in respect of “qualified dividend income”. For this purpose, qualified dividend income generally includes dividends paid by a non-U.S. corporation if, among other things, the U.S. Holder meets certain minimum holding periods and the non-U.S. corporation satisfies certain requirements, including that either (i) the shares with respect to which the dividend has been paid are readily tradable on an established securities market in the United States, or (ii) the non-U.S. corporation is eligible for the benefits of a comprehensive U.S. income tax treaty which provides for the exchange of information. United States Treasury Department guidance indicates that our common shares, which are listed on the NASDAQ, are readily tradable on an established securities market in the United States. There can be no assurance that our common shares will be considered readily tradable on an established securities market in later years.  Non-corporate U.S. Holders that do not meet a minimum holding period requirement during which they are not protected from the risk of loss or that elect to treat the dividend income as “investment income’’ pursuant to Section 163(d)(4) of the Code will not be eligible for the reduced rates of taxation regardless of our status as a qualified foreign corporation. In addition, the rate reduction will not apply to dividends if the recipient of a dividend is obligated to make related payments with respect to positions in substantially similar or related property. This disallowance applies even if the minimum holding period has been met. Each individual U.S. Holder is urged to consult his or her own tax advisor regarding the availability of the reduced dividend tax rate in light of his or her own particular situation and regarding the computations of his or her foreign tax credit limitation with respect to any qualified dividend income paid by us, as applicable.

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

Passive Foreign Investment Company. We do not believe that we are a passive foreign investment company, or PFIC, for U.S. federal income tax purposes, and we expect to operate in such a manner so as not to become a PFIC.  If, however, we are or become a PFIC, U.S. Holders could be subject to additional U.S. federal income taxes on gain recognized with respect to the common shares and on certain distributions, plus an interest charge on certain taxes treated as having been deferred under the PFIC rules.  Non-corporate U.S. Holders will not be eligible for reduced rates of taxation on any dividends received from us if we are a PFIC in the taxable year in which such dividends are paid or in the preceding taxable year.

The PFIC rules are complex. U.S. Holders should consult their own tax advisors regarding the potential application of the PFIC rules to the ownership of our ordinary shares.

Information Reporting; Backup Withholding. In general, payments made in the U.S. or through certain U.S. related financial intermediaries with respect to the ownership and disposition of our common shares will be required to be reported to the IRS unless the U.S. Holder is a corporation or other exempt recipient and, when required, demonstrates this fact. In addition, a U.S. Holder may be subject to backup withholding  (currently at a rate of 28%) on such payments unless the U.S. Holder (i) is a corporation or other exempt recipient and when required, demonstrates this fact or (ii) provides a taxpayer identification number and otherwise timely complies with applicable certification requirements. U.S. Holders should consult their tax advisors regarding their qualification for an exemption from backup withholding and the procedures for obtaining such an exemption, if applicable. Backup withholding is not an additional tax. Amounts withheld as backup withholding may be credited against a U.S. Holder’s U.S. federal income tax liability and such U.S. Holder may obtain a refund of any excess amounts withheld by filing the appropriate claim for refund with the IRS and furnishing any required information in a timely manner.

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

I.          Subsidiary Information

Not Applicable.

Item 11.     Quantitative and Qualitative Disclosure of Market Risk.

We do not invest in derivative financial instruments nor other market risk sensitive instruments.  Accordingly, our exposure to financial market risk derives primary from changes in interest rates. The primary objective of our investments in corporate securities is to preserve principal while maximizing yields, without significantly increasing risk. These available for sale securities are subject to interest rate risk. The fair market value of these securities may fluctuate with changes in interest rate.

We maintain letters of credit with several banking institutions in the PRC. These facilities bear interest at rates that fluctuate based on the prime rate as declared by the Bank of China. As a result, changes in interest rates also impact our interest expense associated with these facilities.  If the interest rate on our credit facilities had been 1% higher, an additional RMB 2.8 million (US$ 0.45 million) of interest expense could have been incurred throughout the year 2013. (For more details on our loans with banking institutions in the PRC, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources.)

Item 12.     Description of Securities Other than Equity Securities.

Not Applicable.

Part II

Item 13.     Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.     Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.     Controls and Procedures

(a)        Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, our management, including the chief executive officer and chief financial officer, concluded that at December 31, 2013, the Company’s disclosure controls and procedures were not effective because of the material weakness described below in Management Report on Internal Control Over Financial reporting to give reasonable assurance that information required to be disclosed by us in the reports that we file under the Exchange Act, is i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and ii) accumulated and communicated to management, including our principle executive and financial officers to allow timely decisions regarding required disclosure.

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting on the Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, management concluded that our internal control over financial reporting was not effective as of December 31, 2013 because a material weakness existed in our internal controls related to accounts receivable reserves in accordance with U.S. generally accepted accounting principles. Specifically, our review of account receivable allowance methodology and calculation currently does not operate at a level of precision that would prevent detect and correct a material misstatement.  The Company’s management has determined that this control deficiency constitutes a material weakness that resulted in a material error to our accounts receivable in our 2013 annual consolidated financial statements, which were corrected prior to issuance of the Company’s consolidated financial statements.

Our independent registered public accounting firm, Grant Thornton China, has issued an adverse audit report on the effectiveness of our internal control over financial reporting as of December 31, 2013, which is included herein.

 (c)        Attestation Report of the Registered Public Accounting Firm

 Our independent registered public accounting firm, Grant Thornton China, has issued an adverse audit report on the effectiveness of our internal control over financial reporting as of December 31, 2013, which is included herein.

(d)        Changes in Internal Controls Over Financial Reporting

There have been no changes in our internal control over financial reporting during the quarter ended December 31, 2013 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting other than the material weakness described above.

(e)        Remediation of Material Weakness Changes

We are currently taking steps to enhance our accounts receivables policies and procedures and remediate the material weakness in our internal control over financial reporting.  Specifically we are performing a comprehensive reevaluation of our policies and procedures for estimating accounts receivable reserves.  This process may result in changes to our policies and procedures and related internal control and the hiring of additional accounting resources.

Management believes that these steps will remediate the material weakness by improving policies and procedures and internal control over financial reporting; however, during execution their effectiveness will be subject to testing by us, and there can be no assurance at this time that the plan will effectively remediate the material weakness described above.

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

All (100%) audit-related and non-audit-related services performed by Grant Thornton during 2012 and 2013 were reported to, and the services proposed to be provided during 2012 and 2013 were pre-approved by, the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees we paid to our auditors for all services, including audit services, for the years ended December 31, 2012 and 2013.

	Year Ended December 31, 2012	Year Ended December 31, 2013
Audit Fees	RMB 1,943,000	RMB 2,000,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other fees	-	-
Total	RMB 1,943,000	RMB 2,000,000

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as statutory audits, consents and assistance with and review of documents filed with the SEC.

There were no audit-related, tax or other fees billed by our principle auditor during the years ended December 31, 2013 and 2012.

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

4.4	License Agreement dated January 19, 2005, between Hainan Jinpan Electric Co., Ltd. and Schneider Electric (China) Investment Co., Ltd. (2)
4.5	Amendment dated April 10, 2008, between Hainan Jin Pan Electric Co. Ltd. and Schneider Electric (China) Investment Co. Ltd. amending the License Agreement dated January 19, 2005. (2)
4.6	Summary of Agreement Between Hainan Jinpan Electric Co. Ltd. and Guilin Jin Fu Investment Co. Ltd. to acquire Guilin Jun Tai Fu Construction and Development Co. Ltd. (3)
4.7	Summary of the Agreement between Hainan Jinpan Electric Co. Ltd. and Siemens Ltd. China to license SIVACON 8PT low-voltage switchboard. (3)
4.8	Summary of Agreement between Hainan Jinpan Electric Co. Ltd. and Hainan Si Hai Industrial Commercial Consolidated Company to lease factory building in the Haikou facility (3)
4.9	Summary of the Agreement between Jinpan Electric Group (Shanghai) Co. Ltd. and Beijing Shi Xin Steel Frame Co. Ltd. to construct steel frame for factory building in the Shanghai facility. (3)

4.10	Summary of Agreement between Jinpan Electric Group (Shanghai) Co. Ltd. and Shanghai Kai Tian Construction Group Co. Ltd. to construct factory building in the Shanghai facility. (3)
4.11
Summary of the Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Zhe Jiang Qing Ye Construction Design Co. Ltd. to design factory buildings, roads, and associated networks in the Guilin facility. (3)

4.12 Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin Institute of Survey Design to conduct construction site survey in the Guilin facility. (3)

4.13 Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin Institute of Architectural Design to design dormitory building, cafeteria, and certain other structures in the Guilin facility. (3)

4.14 Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin City Yan Shan District Tuo Mu Township Wei Jia Du Village Committee to construct enclosure wall in the Guilin facility. (3)

4.15 Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin City Yan Shan District Tuo Mu Township Wei Jia Du Village Committee to construct retaining wall for drainage ditch in the Guilin facility. (3)

4.16 Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guang Xi Construction Group No. 4 Construction Co. Ltd. to construct roadway, bridge, and drainage systems in the Guilin facility. (3)

4.17 Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Shanghai Zheng Hong Construction Consulting Co. Ltd. for bid management services. (3)

4.18 Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Beijing Shi Xin Steel Frame Co. Ltd. for the construction of steel frames for factory, office, and ancillary buildings in the Guilin facility. (3)

4.19 Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin Gui Gong Construction Management Co. Ltd. for construction management services. (3)

4.20  Summary of credit line agreement between China Bank of Communications Hainan Branch and Guilin Jun Tai Fu Construction and Development Co. Ltd. (4)

4.21  Summary of credit line agreement between China Bank of Communications Guilin Branch and Guilin Jun Tai Fu Construction and Development Co. Ltd. (4)

4.22  Summary of mortgage agreement between China Bank of Communications Guilin Branch and Guilin Jun Tai Fu Construction and Development Co. Ltd. (4)

4.23   Summary of guaranty agreement between China Bank of Communications Guilin Branch and Hainan Jinpan Electric Co. Ltd. (4)

4.24* Summary of export invoice financing master agreements between the Industrial and Commercial Bank of China and Hainan Jinpan Electric Co. Ltd.

4.25* Summary of technology licensing agreement between Schneider Electric (China) Co. Ltd. and Hainan Jinpan Electric Co. Ltd. for MVnex HP Switchgear.

8.1*	List of Subsidiaries
12.1*	Certification of the Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.
12.2*	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.
13.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.

14.1*	Consent of Grant Thornton, China.

101. INS*	XBRL Instance

101.SCH* 101.CAL*	XBRL Taxonomy Extension Schema XBRL Taxonomy Extension Calculation

101.DEF*	XBRL Taxonomy Extension Definition

101.LAB*	XBRL Taxonomy Extension Label

101.PRE*	XBRL Taxonomy Extension Presentation

*	Filed herewith.

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

(3)
File as an exhibit to Jinpan International Limited’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 30, 2012 and incorporated herein by reference.

(4)
File as an exhibit to Jinpan International Limited’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 30, 2013 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Li Zhiyuan
Name:	Li Zhiyuan
Title:	Chief Executive Officer
(Principal Executive Officer)

April 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited (a British Virgin Islands company) and its subsidiaries (the “Company”) as of December 31, 2013 and 2012, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2013. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jinpan International Limited and its subsidiaries as of December 31, 2013 and 2012, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2013 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2013, based on criteria established in the 1992 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2014 expressed an adverse opinion.

/s/ Grant Thornton

Shanghai, The People’s Republic of China

April 30, 2014

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited the internal control over financial reporting of Jinpan International Limited (a British Virgin Islands company) and its subsidiaries (the “Company”)as of December 31, 2013, based on criteria established in the 1992 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting (“Management’s Report”). Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

A material weakness is a deficiency, or combination of control deficiencies, in internal control over financial reporting, such that there is a reasonable possibility that a material misstatement of the company’s annual or interim financial statements will not be prevented or detected on a timely basis. The following material weakness has been identified and included in management’s assessment.

In our opinion, the Company did not maintain, in all material respects, effective internal control over financial reporting as at December 31, 2013, based on the criteria established in 1992 Internal Control—Integrated Framework issued by COSO because a material weakness in internal control over financial reporting related to the estimation of a reserve against overdue accounts receivable. The material weakness referred to above is described in Management’s Report on Internal Control Over Financial Reporting appearing under Item 15b.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2013. The material weakness identified above was considered in determining the nature, timing, and extent of audit tests applied in our audit of the 2013 consolidated financial statements, and this report does not affect our report dated April 30, 2014, which expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton

Shanghai, The People’s Republic of China

April 30, 2014

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2013 and 2012

			December 31,
		2013	2013	2012
	Notes	US$	RMB	RMB
		(In thousands, except number of shares and per share data)
Assets

Current assets:
Cash and cash equivalents		24,582	149,874	116,341
Restricted cash		1,316	8,024	5,179
Short-term investment	4	4,920	30,000	70,000
Notes receivable		15,802	96,341	98,811
Accounts receivable, net	5	144,606	881,646	783,224
Inventories, net	6	33,614	204,942	185,829
Prepaid expenses		4,204	25,630	15,889
Land use right	7	377	2,302	2,302
Deferred tax assets	10	2,119	12,920	8,414
Other receivables		6,891	42,013	37,085
Total current assets		238,431	1,453,692	1,323,074

Property, plant and equipment, net	8	75,601	460,932	259,972
Construction-in-progress	8	3,787	23,092	183,514
Land use right	7	14,840	90,475	92,777
Goodwill		13,818	84,246	84,245
Other assets		124	757	416

Total assets		346,601	2,113,194	1,943,998

Liabilities and shareholders’ equity

Current liabilities:

Short-term bank loans	11	11,101	67,681	110,901
Accounts payable		27,013	164,695	157,322
Notes Payable	9	10,498	64,004	37,761
Income tax payable		2,516	15,338	11,816
Value added tax payable		4,261	25,978	22,129
Advances from customers		14,207	86,619	85,636
Commission payable		19,049	116,141	86,972
Accrued employee benefits		1,878	11,448	10,670
Other liabilities		5,151	31,411	23,813
Total current liabilities		95,674	583,315	547,020
Commitments and contingencies
Long term liability:	14
Deferred Income		4,785	29,176	19,383
Long Term bank loans	11	31,998	195,087	165,406
Total Liabilities		132,457	807,578	731,809

Shareholders’ equity:
Convertible preferred stock, US$0.0045 par value:
Authorized shares - 2,000,000
Issued and outstanding shares – none in 2013 and 2012	20	-		-
Common stock, US$0.0045 par value:
Authorized shares – 40,000,000
Issued and outstanding shares –16,418,456 in 2013 and 16,395,456 in 2012	20	74	606	605

Additional paid-in capital		37,693	295,688	293,724
Reserves		12,849	90,356	85,321
Retained earnings	20	136,874	925,837	840,325
Accumulated other comprehensive income		26,937	(3,673)	(3,504)
		214,427	1,308,814	1,216,471
Less: Treasury shares at cost,
Common stock –138,306 in 2013 and 215,306 in 2012		(283)	(3,198)	(4,282)
Total shareholders’ equity		214,144	1,305,616	1,212,189

Total liabilities and shareholders’ equity		346,601	2,113,194	1,943,998

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2013, 2012 and 2011

		Year ended December 31,
		2013	2013	2012	2011
	Notes	US$	RMB	RMB	RMB
		(In thousands, except number of shares and per share data)

Net sales	18	225,727	1,397,861	1,324,952	1,414,289
Cost of products sold		(153,325)	(949,081)	(892,042)	(895,473)
Gross profit		72,402	448,780	432,910	518,816
Selling and administrative		(55,718)	(345,464)	(339,221)	(350,822)
Operating profit		16,684	103,316	93,689	167,994

Other income ( expense)
Other income, net		4,363	27,021	19,119	14,285
Interest income		273	1,693	1,163	1,282
Interest expense		(2,072)	(12,830)	(11,115)	(8,088)
Income before income taxes		19,248	119,200	102,856	175,473
Income taxes	10	(2,677)	(16,579)	(14,363)	(21,334)

Net income		16,571	102,621	88,493	154,139

Other comprehensive income (loss)
Foreign currency translation adjustment		(27)	(169)	(460)	(5,415)
Total comprehensive Income		16,544	102,452	88,033	148,724
Earnings per share

-Basic		US$ 1.02	RMB 6.32	RMB 5.47	RMB 9.54

-Diluted		US$ 0.99	RMB 6.14	RMB 5.29	RMB 9.37

Weighted average number of shares

-Basic		16,230,165	16,230,165	16,170,107	16,163,696

-Diluted		16,711,192	16,711,192	16,717,277	16,456,611

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2013, 2012 and 2011

	Number of treasury	Number of common	Number of preferred	Treasury stock	Warrants	Common shares	Convertible preferred stock	Additional paid-in capital	Reserves	Retained earnings	Accumulated Other Comprehensive Income	Total
	shares	shares	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(In thousands, except for number of shares)
Balance at January 1, 2011	(227,306)	16,395,456	-	(4,417)	6,232	605	-	282,538	69,107	646,858	2,371	1,003,294
Net income	-	-	-	-	-	-	-	-	-	154,139	-	154,139
Transfer to reserves	-	-	-	-	-	-	-	-	16,214	(16,214)	-	-
Cash dividends distributed ($0.14 per share)	-	-	-	-	-	-	-	-	-	(14,627)	-	(14,627)
Exercise of stock options for cash	-	-		-		-	-	-	-	-	-	-
Employees stock-based expenses	-	-	-	-	-	-	-	2,398	-	-	-	2,398
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(5,415)	(5,415)

Balance at December 31, 2011	(227,306)	16,395,456	-	(4,417)	6,232	605	-	284,936	85,321	770,156	(3,044)	1,139,789

Net income	-	-	-	-	-	-	-	-	-	88,493	-	88,493
Expired Warrants	-	-	-	-	(6,232)	-	-	6,232	-	-	-	-
Cash dividends distributed ($0.18 per share)	-	-	-		-	-	-	-	-	(18,324)	-	(18,324)
Exercise of stock options for cash	12,000	-	-	135	-	-	-	-	-	-	-	135
Employees stock-based expenses	-	-	-	-	-	-	-	2,556	-	-	-	2,556
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(460)	(460)

Balance at December 31, 2012	(215,306)	16,395,456	-	(4,282)	-	605	-	293,724	85,321	840,325	(3,504)	1,212,189

Net income	-	-	-	-	-	-	-	-	-	102,621	-	102,621
Transfer to reserves	-	-	-	-	-	-	-	-	5,035	(5,035)	-	-
Cash dividends distributed ($0.12 per share)	-	-	-		-	-	-	-	-	(12,074)	-	(12,074)
Exercise of stock options for cash	77,000	23,000	-	1,084	-	1	-	251	-	-	-	1,336
Employees stock-based expenses	-	-	-	-	-	-	-	1,713	-	-	-	1,713
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(169)	(169)

Balance at December 31, 2013	(138,306)	16,418,456	-	(3,198)	-	606	-	295,688	90,356	925,837	(3,673)	1,305,616

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2013, 2012 and 2011

	Year ended December 31,
	2013	2013	2012	2011
	US$	RMB	RMB	RMB
	(In thousands)
Operating activities
Net income	16,571	102,621	88,493	154,139
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation and Amortization	6,863	42,499	35,746	27,791
Deferred income taxes	(727)	(4,499)	(2,053)	(895)
Allowance for doubtful accounts	4,295	26,595	17,198	5,562
Provision for inventories	353	2,183	748	2,508
Loss/(gain) on disposal of property, plant and equipment	(40)	(250)	(27)	121
Employee stock-based compensation	277	1,713	2,556	2,398
Changes in operating assets and liabilities
Restricted cash	(459)	(2,845)	(3,155)	5,123
Accounts receivable	(20,188)	(125,016)	(104,914)	(200,726)
Notes receivable	399	2,470	21,627	(84,811)
Inventories	(3,439)	(21,296)	44,510	(38,016)
Prepaid expenses	(1,573)	(9,741)	67,606	108,162
Other receivables	(852)	(5,277)	(2,680)	(3,437)
Accounts payable	1,191	7,373	9,389	54,803
Notes Payable	4,238	26,243	(48,002)	(93,787)
Income tax	569	3,523	(2,899)	3,724
Value added tax	621	3,849	2,005	(1,239)
Advances from customers	158	982	5,982	44,428
Commission payable	4,710	29,169	24,849	(8,966)
Accrued employee benefits	125	778	(8,505)	5,592
Government grants	(565)	(3,500)	(150)	5,000
Other liabilities	1,810	11,211	(24,022)	38,867
Net cash provided by/(used in) operating activities	14,337	88,785	124,302	26,341
Investing activities
Purchases of property, plant and equipment	(370)	(2,289)	(55,298)	(47,476)
Proceeds from sales of property, plant and equipment	40	250	180	201
Payment for construction-in-progress	(12,667)	(78,445)	(168,352)	(2,403)
Purchase of Land use right	-	-	-	(34,084)
Payment for investment in subsidiary	-	-	-	(11,535)
Purchase of short term investment	(50,719)	(314,090)	(150,000)	-
Sales of short term investment	57,179	354,090	80,000	-
Receipt of government grant for new plant construction	1,582	9,794	19,383	-
Sales of investment in Beijing Jinpan Huineng Co.	-	-	200	-
Net cash used in investing activities	(4,955)	(30,690)	(273,887)	(95,297)
Financing activities
Proceeds from bank loans	42,213	261,415	397,841	302,382
Repayment of bank loans	(44,400)	(274,954)	(266,299)	(248,192)
Proceeds from exercise of stock options	216	1,337	135	-
Dividends paid	(1,950)	(12,074)	(18,323)	(14,626)
Net cash provided by/(used in) financing activities	(3,921)	(24,276)	113,354	39,564

Effect of exchange rate changes on cash	611	(286)	(25)	(311)

Net increase/(decrease) in cash and cash equivalents	6,072	33,533	(36,256)	(29,703)
Cash and cash equivalents at beginning of year	18,510	116,341	152,597	182,300
Cash and cash equivalents at end of year	24,582	149,874	116,341	152,597

Interest paid	2,724	16,869	10,528	8,303
Income taxes paid	2,470	15,296	19,048	17,720

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

The reporting currency of the Group is Renminbi (“RMB”), the national currency of China. Solely for the convenience of the reader, the asset and liability accounts have been translated into United States dollars (“US$”) using the People’s Bank of China’s rate of RMB 6.10 to US$1, the prevailing rate on December 31, 2013 and equity accounts were translated using historical rates. Income statement accounts were translated using the average exchange rate of RMB 6.19 to US$1 for the year 2013. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

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

(b)   Cash, Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Group maintains certain bank accounts in the PRC which are not protected by FDIC insurance or other insurance. There was approximately RMB 140.7 million held in non-US banks or financial institutions as of December 31, 2013. As of December 31, 2013, the Group held approximately RMB 6.3 million (US$ 0.96 million) cash in the United States of which RMB 1.5 million (US$ 0.2 million) was in excess of FDIC insurance limits. At December 31, 2013, the Group had approximately RMB 8.0 million (US$ 1.3 million) restricted cash related to products guaranty insurance.

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

(d)   Trade Receivables

Trade receivables, which generally have 30 to 180 day terms, except for some of long term sales contracts that we provide payment term base on the progress of their projects, are recognized and carried at original invoice amounts less an allowance for doubtful accounts. Credit is offered to customers based on their payment history, financial capability, and credit rating. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. We also make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer, the customers’ current credit status and known market factors, to record a specific reserve for customers against their corresponding receivable amounts. These specific reserves are re-evaluated and adjusted as additional information affects the estimated amounts. We write off receivables against allowance for doubtful account when there is evidence that the likelihood of collection is not probable and it is deemed uncollectible. From time to time customers pay us with in-kind product in lieu of cash. When this occurs we compare the receivable balance against the fair market value of the product received in determining whether a gain or loss should be recorded.

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

We periodically review our inventory for excess inventory obsolescence.  We write down the value of ending inventory for obsolete and unmarketable inventory equal to the difference between the cost of inventory and the estimated market value. These reviews require management to estimate future demand for our products and evaluate market conditions. Possible changes in these estimates could result in a write down of inventory. If actual market conditions are less favorable than those projected, additional inventory write-downs may be required. If actual market conditions are more favorable than projected, inventory previously written down may be sold, resulting in lower cost of sales and higher income from operations than expected in that period.

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

(h)   Construction-in-Progress

Construction-in-progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and put into use. Construction-in-progress at December 31, 2013 mostly represents machinery under installation. Interest related to construction-in-progress of RMB 4.7 million (US$ 0.8 million) and RMB 4.5 million (US$ 0.7 million)  was capitalized for the year end December 31, 2013 and 2012 respectively. There is no interest related to construction-in-progress for the years ended December 31, 2011.

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

The National People’s Congress, China’s parliament, promulgated on March 16, 2007, set a unified corporate income tax rate of 25% applicable to both domestic and foreign funded companies.  The new tax rate of 25% will take effect gradually. The applicable tax rate is 18% for calendar year 2008, 20% for 2009, 22% for 2010, 24% for 2011, and 25% for 2012. However, Hainan Jinpan was recognized as a technically advanced enterprise at the end of 2008 and is entitled to a 15% tax rate for three years commencing from January 1, 2008. Hainan Jinpan extended its status as technically advanced enterprise in 2011 and is entitled to a 15% tax rate for another three years commencing from January 2011.  The income tax rate applicable to Jinpan China is one half of the prevailing rate from 2010 to 2012 and is 25% in 2013. Shanghai Jinpan’s income tax rate is 25% in 2012 and 2013. Shanghai T&D is taxed at 1.25% of sales in 2011 and is taxed at 25% of net income before tax in 2012 and 2013. (For more information on Jinpan China’s effective tax rates, see Note 10. Deferred Tax Assets and Income Taxes.)

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

(l)    Goodwill

In, 2011, we adopted amended standards that simplify how entities test goodwill for impairment. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. For reporting units in which this assessment concludes that it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform goodwill impairment testing. The Group performed a quantitative impairment test at the end of December 31, 2013. The test concluded that the fair value is more than the carry amount of the asset.

(m)  Foreign Currency Translation

The reporting currency of the Group is the Renminbi. The functional currency of Hainan Jinpan and Jinpan China is Renminbi and the functional currency of the Company and Jinpan USA is the US dollar. Financial statements for these entities have been translated into Renminbi in accordance with ASC 830, Foreign Currency Translation.  Asset and liability accounts are translated using the exchange rates in effect at the balance sheet date, and shareholders’ equity accounts are translated at the historical exchange rate. Income statement and cash flows amounts are translated using the average exchange rate for the applicable year. The gains and losses resulting from the changes in exchange rates from year-to-year are reported in Accumulated Other Comprehensive Income (Loss). The effect on the transaction gains and losses as reported on the Consolidated Statements of Comprehensive Income is insignificant for all years presented herein.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(n)   Operating Leases

Leases, where substantially all the rewards and risks of ownership of assets remain with the leasing company, are accounted for as operating leases.  Rentals applicable to such operating leases are reported on the Consolidated Statements of Comprehensive Income and determined using the straight-line basis over the applicable lease term. The operating lease rental expense incurred by the Group during the years ended December 31, 2013, 2012 and 2011 amounted to RMB 4.0 million (US$ 0.6 million), RMB 4.3 million (US$ 0.7 million),  and RMB 3.8 million  (US$ 0.6 million), respectively. The operating leases were recorded as cost of products sold or selling and administrative expense.

(o)   Revenue Recognition

Revenue is recognized when (1) persuasive evidence of an arrangement exists, (2) delivery occurs, (3) the sales price is fixed or determinable, and (4) collectability is reasonably assured. Some of the long term sales contract’s payment term is longer than normal term, the Group recognizes revenue if collectability is reasonably assured base on past collection history. For some of our products sales in China, there are provisions that we need to provide technical support to customers  before or during customers’ installation of the products. This involves multi-deliverable arrangement and should be accounted for as separate units of accounting. However, the Group considers the cost associated with the technical support to customers is inconsequential and perfunctory. The Group recognizes all the revenue upon delivery of the products when the significant risks and rewards of ownership have been transferred to the buyer upon delivery as one unit of accounting.

As for Installation services revenue, if the Company is the primary obligator, has general inventory risk, the Company recognizes revenue at gross. If the Company is not primary obligator, earns a fixed amount of fee, the Company recognizes revenue as net reporting.

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

(q)   Use of Estimates

The preparation of the consolidated financial statements in conformity with US GAAP requires management to make estimates and assumptions that affected the reported amount of the assets and liabilities, the disclosure of contingent assets and liabilities at the date of the financial statements, and the reported revenues and expenses during the reported periods. Significant accounting estimates reflected in the Company’s consolidated financial statements include the allowance for doubtful accounts, inventory obsolescence, goodwill impairment, and stock based compensation. Such accounting policies are impacted significantly by judgments, assumptions and estimates used in the preparation of our consolidated financial statements, and actual results could differ materially from these estimates.

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(s)   Accumulated Other Comprehensive Income (Loss)

Unrealized gains or losses on the Group’s available-for-sale securities and foreign currency translation adjustments are included in Accumulated Other Comprehensive Income (Loss).

(t)	Research and Development Costs

Research and development costs consist of expenditures incurred during the course of planned research and investigation to develop new products or processes, or significantly enhance existing products or production processes, and implement new methods of design, testing of product alternatives or construction of prototypes.  The Group expenses all research and development costs as incurred.  The research and development costs incurred by the Group during the years ended December 31, 2013, 2012 and 2011 were RMB 56.8 million(US$ 9.2 million), RMB 58.8 million (US$ 9.3 million) and RMB 68.6 million (US$ 10.6 million), respectively and all these amounts were recorded as selling and administrative expense.

(u)	Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB 0.4 million (US$ 0.06 million), RMB 0.6 million  (US$ 0.09 million) and RMB 1.3 million  (US$ 0.2 million) in advertising costs during 2013, 2012 and 2011, respectively and all these amounts were recorded as selling and administrative expense.

(v)   Shipping and Handling Expenses

The cost of shipping and handling is expensed as incurred and reported within Selling and Administration Expenses. The Group incurred RMB 35.9 million (US$ 5.8 million), RMB 28.1 million  (US$ 4.5 million) and RMB 32.6 million  (US$ 5.0 million) in shipping and handling costs during 2013, 2012 and 2011, respectively.

(w)   Stock-based Compensation

We record stock-based compensation expense based upon the grant date fair value of share-based awards. The fair value of the award is recognized as expense ratably over the requisite service periods. We use the Black-Scholes option-pricing model, which incorporates various assumptions including volatility, expected life and interest rates to determine fair value.

(For more information on the valuation methods used for options, see note 20(g), Stock options Valuation.)

(x)	Product Warranty

The Group provides a basic limited warranty, which covers parts and labor, for all products, for one year.  The product warranty expense incurred in each year from 2011 through 2013 is not considered significant thus, the Group recorded warranty expense as incurred. The Group incurred RMB 4.1million (US$ 0.7 million), RMB 3.3 million  (US$ 0.5 million), and RMB 4.0 million  (US$ 0.6 million) in product warranty expense during the years ended December 31, 2013, 2012 and 2011, respectively.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(y)	New Accounting Pronouncements

In February 2013, the FASB issued Accounting Standards Update No. 2013-02 Comprehensive Income (Topic 220): The objective of this update is to improve the reporting of reclassifications out of accumulated other comprehensive income. The amendments in this update seek to attain that objective by requiring an entity to report the effect of significant reclassifications out of accumulated other comprehensive income on the respective line items in net income if the amount being reclassified is required under U.S. generally accepted accounting principles (GAAP) to be reclassified in its entirety to net income. For other amounts that are not required under U.S. GAAP to be reclassified in their entirety to net income in the same reporting period, an entity is required to cross-reference other disclosures required under U.S. GAAP that provide additional detail about those amounts. This would be the case when a portion of the amount reclassified out of accumulated other comprehensive income is reclassified to a balance sheet account (for example, inventory) instead of directly to income or expense in the same reporting period. For public entities, the amendments are effective prospectively for reporting periods beginning after December 15, 2012. The adoption of this standard did not have an impact on our consolidated financial statements..

In July 2013, the Financial Accounting Standards Board (“FASB”) issued Accounting Standards Update (“ASU”) No. 2013-11, Income Taxes (Topic 740): Presentation of an Unrecognized Tax Benefit when a Net Operating Loss Carryforward, a Similar Tax Loss, or a Tax Credit Carryforward Exists. This standard requires an entity to present unrecognized tax benefits as a reduction to deferred tax assets when a net operating loss carryforward, similar tax loss or a tax credit carryforward exists, with limited exceptions. This standard is effective for fiscal years beginning on or after December 15, 2013, and for interim periods within those fiscal years. The Company is currently assessing the potential impact of ASU No. 2013-11 on our financial statements.

(z)	Fair Value Measurement

In accordance with ASC subtopic 820-10, a fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. Overall, establishes a three-tiered hierarchy that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3). The following table presents information about assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2013 and 2012:

	Fair value at December 31,
(RMB in thousands)	2013	Level 1	Level 2	Level 3
Investment available-for-sale	30,000	30,000	-	-

	Fair value at December 31,
(RMB in thousands)	2012	Level 1	Level 2	Level 3
Investment available-for-sale	70,000	70,000	-	-

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

4.            INVESTMENTS AVAILABLE-FOR-SALE

Available-for-sale securities held by the Group at December 31, 2013 and 2012 were as follows:

	2013	2013	2012
	US$	RMB	RMB
	(In thousands)
Portfolio investment
Cost	4,921	30,000	70,000
Gross unrealized loss	-	-	-
Fair market value	4,921	30,000	70,000
Total investments available-for-sale	4,921	30,000	70,000

5.	ACCOUNTS RECEIVABLE, NET

Accounts receivable of the Group at December 31, 2013 and 2012 were as follows:

	2013	2013	2012
	US$	RMB	RMB
		(In thousands)
Accounts receivable-trade	155,299	946,843	821,826
Less: Allowance for doubtful accounts	(10,693)	(65,197)	(38,602)
Accounts receivable-net	144,606	881,646	783,224

Movement of allowance for doubtful accounts
Beginning at January 1	(6,142)	(38,602)	(21,404)
Provided during the year	(4,561)	(26,656)	(17,219)
Less: Written off during the year	10	61	21
	(10,693)	(65,197)	(38,602)

6.	INVENTORIES, NET
Inventories of the Group at December 31, 2013 and 2012 were as follows:

	2013	2013	2012
	US$	RMB	RMB
	(In thousands)
Finished products	17,792	108,475	133,571
Products in progress	7,050	42,986	794
Raw materials	8,772	53,481	51,464
	33,614	204,942	185,829

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

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

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Group at December 31, 2013 and 2012 were as follows:

	2013	2013	2012
	US$	RMB	RMB
	(In thousands)
Buildings	52,146	317,930	168,302
Machinery and equipment	36,281	221,203	197,452
Motor vehicles	4,435	27,037	25,486
Furniture, fixtures and office equipment	17,164	104,649	38,422
	110,026	670,819	429,662
Less: accumulated depreciation	(34,425)	(209,887)	(169,690)
Property, plant and equipment, net	75,601	460,932	259,972

The Group’s buildings are located in the PRC and United States and the land on which the Group’s buildings are situated in the PRC are State-owned.  The property in the U.S. is owned by Jinpan Realty, LLP, a wholly owned subsidiary of Jinpan USA. Depreciation expense in 2013, 2012 and 2011 was RMB 40.2 million (US$ 6.5 million), RMB 33.0 million (US$ 5.2 million) and RMB 27.9 million (US$4.3 million) respectively. The depreciation was included both in cost of goods sold and selling and administrative expense.

Construction in progress represents labors cost, materials in connection with the construction of new facility and installation of manufacturing equipment. At December 31, 2013 and 2012 the balance of construction in progress was RMB 23.1 million (US$ 3.8 million) and RMB 183.5 million (US$ 29.2 million) respectively.

9.           NOTES PAYABLE

In 2013, Hainan Jinpan entered into material purchasing agreement with suppliers in China.  The notes were payable to the suppliers and were unsecured, short term and non-interest bearing. As of December 31, 2013 and 2012, the balance of the note payable was RMB 64.0 million (US$ 10.5 million) and RMB 37.8 million (US$ 6.0 million) respectively.

10.         DEFERRED TAX ASSETS AND INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the State of New York.  Jinpan USA is subject to federal tax and state tax of United States.

In accordance with the relevant PRC income tax laws, Hainan Jinpan’s applicable tax rate is 25%, however, in 2008 and 2011, Hainan Jinpan was recognized as a High and New Technology Enterprise by the PRC government and was approved for a preferential tax rate of 15% for three years commencing from January 1, 2008. Hainan Jinpan extended its status as  High and New Technology Enterprise  in 2011 and is entitled to a 15% tax rate for another three years commencing from January 2011.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Jinpan China is subject to a 12.5% tax rate in the year 2011 and 2012. Jinpan China is subject to applicable tax rate of 25% in 2013 in accordance with PRC income tax law.

Shanghai Jinpan is subject to a corporate income tax rate of 25% in 2011. In 2012,  Shanghai Jinpan was granted as High and New Technology Enterprise  and was approved for a preferential tax rate of 15% for three years.
Guilin JFT  tax rate is 25% in 2011 and 2012. In 2013, Guilin JFT was approved from tax authority for a  15% preferential tax rate according  to the tax policy that encouraging companies set up operation in Western Region.

Pretax income for the years ended December 31, 2013, 2012 and 2011 was taxed in the following jurisdictions with the exception of the British Virgin Islands, which is tax exempt:

	2013	2013	2012	2011
	US$	RMB	RMB	RMB
	(In thousands)
British Virgin Islands	(950)	(5,886)	(6,592)	(10,645)
United States of America	(85)	(528)	3,171	2,895
The People’s Republic of China	20,283	125,614	106,277	183,223

	19,248	119,200	102,856	175,473

Significant components of the provision for income taxes attributable to income before taxes are as follows:

	2013	2013	2012	2011
	US$	RMB	RMB	RMB
	(In thousands)
Current
Non-US	(3,383)	(21,066)	(15,058)	(21,050)
US	(2)	(12)	(1,358)	(1,179)
Deferred US	-	-	-	-
Non-US	708	4,499	2,053	895
	(2,677)	(16,579)	(14,363)	(21,334)

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Deferred tax assets and deferred tax liabilities of the Group at December 31, 2013 and 2012 were as follows:

	2013	2013	2012
	US$	RMB	RMB
	(In thousands)
Deferred tax assets-China
Current
Allowance for doubtful accounts	1,605	9,785	5,415
Inventory reserves	256	1,562	1,049
Deferred expenses	258	1,573	1,950
	2,119	12,920	8,414
Non-Current
Depreciation	34	208	215
Total deferred tax assets-China	2,153	13,128	8,629
Deferred tax assets-USA	-	-	-
Total deferred Tax assets	2,153	13,128	8,629

Deferred tax liabilities-China	-	-	-
Deferred tax liabilities-USA
Current
Depreciation	-	-	56
Non-Current	-	-	-
Total deferred tax liabilities	-	-	56

Net deferred tax assets	2,153	13,128	8,573

Based on available evidence, management believes it is more-likely-than-not that the net deferred tax assets will be fully realized. Accordingly, the Group did not provide a valuation allowance against its net deferred tax assets at December 31, 2013. At December 31, 2013, the Group has approximately RMB 0.5 million (US$0.1 million) net operating loss carry forward.

The reconciliation of income tax computed using the PRC statutory rate of 25% in 2013, 2012 and 2011 to actual income tax expense is as follows:

	2013	2013	2012	2011
	US$	RMB	RMB	RMB
	(In thousands)
Computed expected income tax	4,049	25,070	25,655	48,863
Impact of tax holiday and benefit of companies in China	(1,469)	(9,094)	(11,858)	(27,984)
Effect of difference between the PRC and USA tax rate	97	603	566	455
	2,677	16,579	14,363	21,334

Under ASC 740, the Group recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.  We evaluated the Company’s overall tax positions and determined there were no material unrecognized tax benefits and there have been no material changes in unrecognized benefits since January 1, 2007. We have not filed 2013 US federal and state tax returns as of the date of this report.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

11.	BANK LOANS

Bank loans comprised:	2013	2013	2012
	US$	RMB	RMB
	(In thousands)

Short-term bank loans	11,101	67,681	110,901
Long-term bank loans	31,998	195,087	165,406
Less: current portion	(11,101)	(67,681)	(110,901)
	31,998	195,087	165,406

Each of the credit line below can only be used by the specific entity that signed agreement with the banks and cannot be used by other entities within the group.

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 100.0 million (US$16.4 million).  As of December 31, 2013, there was RMB 20 million (US$3.3 million) outstanding under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 6.0% per annum for the year ended December 31, 2013. This facility will expire in December 2014 and we intend to extend the facility for another year.

Hainan Jinpan has a working capital credit facility from Bank of Communication for RMB 120 million  (US$19.7 million). As of December 31, 2013, there was no outstanding balance under this credit facility. This credit facility bears interest at the benchmark rate set by the People’s Bank of China. This credit facility will expire in June 2015 and we intend to extend this credit facility

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 203 million  (US$33.3 million).  This credit facility bears interest at LIBOR plus a margin rate.  As of December 31, 2013, there was no outstanding balance under this credit facility.  This facility will expire in December 2014 and we intend to extend the facility for another year.

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 100 million (US$16.4 million). This credit facility bears interest at the benchmark rate set by the People’s Bank of China. As of December 31, 2013, there was no outstanding balance under this credit facility. This credit facility will expire in June 2014 and we intend to extend this credit facility.

Hainan Jinpan has an oral agreement of unsecured letter of credit facility from the Industrial and Commercial Bank of China for RMB 130 million (US$21.3 million). This credit facility bears interest at LIBOR plus a margin rate. As of December 31, 2013, there was RMB 21.3 million (US$3.5 million) outstanding under this credit facility. This credit facility will expire in April 2014 and we are in the process of extending this credit facility

Hainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 180 million (US$29.5 million). As of December 31, 2013, there was no outstanding balance under this credit facility. This credit facility bears interest at LIBOR plus a margin rate. This credit facility will expire in June 2015. Shanghai Jinpan has a credit facility from bank of China for RMB 90 million (US$ 14.8 million) of which 60 million (US$ 9.8 million) was working capital facility and RMB 30 million (US$5.0 million was letter of credit facility.  As of December 31, 2013, there was no outstanding balance under this credit facility. This credit facility bears interest according to the benchmark rate set by the Bank of China. This credit facility will expire in February 2015.

Guilin JFT has two credit facilities with the Bank of Communications, a long term credit line for fixed asset investment and a short term credit line for working capital totaling   RMB 350 million (US$57.4 million).  The fixed asset credit line is in the amount of RMB 210 million (US$34.4 million) and carries an interest rate of People’s Bank of China bench mark rate x 1.05 per annum.   Our borrowings under this credit line accrued interest at an average interest rate 6.88% per annum for the year ended December 31, 2013.  Loans made under this credit line must be applied to fixed asset investment at the Company’s Guilin facility and was secured by the fixed assets investment at Guilin.  As of December 31, 2013, there was RMB 195.7 million (US$32.1 million) outstanding under this credit facility. The credit line has a term of seven years.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Repayment of loan principal is scheduled over a seven year period, from 2013 to 2019. The working capital credit line is in the amount of RMB 140 million (US$23.0 million) and carries an interest rate of People’s Bank of China bench mark rate x 1.05 per annum. Loans made under this credit line must be applied to the working capital of the Company’s Guilin facility.   The credit line has a term of two years.  The loan principal must be repaid in full annually. As of December 31, 2013, there was no outstanding balance under this credit facility.

Jinpan Realty has a long term mortgage bank loan of US$1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan is secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years. Jinpan Realty amended the loan agreement with Enterprise Bank on December 1, 2013.  The interest rate is fixed at 4.75% per annum effective December 1, 2013 and the loan matures on October 1, 2019. There was approximately RMB 8.8 million (US$1.4 million) outstanding as of December 31, 2013.

The table below reflects the principal balance due of Jinpan  Realty , Guilin JFT and short term bank loans for the next five years.

                RMB in thousands

Year	2014	2015	2016	2017	2018	thereafter
Principal Due	67,681	19,244	19,258	38,070	56,912	61,221

12.         GOVERNMENT GRANTS

Hainan Jinpan, Shanghai Jinpan and Jinpan China received grants in advance from the local Chinese government based on its past business performance and its investment in advance technologies which has to be pre-approved by the government. Government grants are recorded as deferred grant revenue until the terms of the grants are met and final approval from the government is obtained. Once these conditions are satisfied grant revenue is recognized in other income. The Group recognized income of RMB 14.2 million (US$ 2.3 million), RMB 16.2 million (US$ 2.6 million) and RMB 13.2 million (US$ 2.0 million) respectively in 2013, 2012 and 2011, respectively. In the year 2013 and 2012, Guilin JFT received approximately RMB 14.0 million (US$ 2.3 million) and RMB 19.4 million (US$ 3.1 million) in 2013 and 2012 respectively from Guilin government to subsidize the bank loan interest that occurred for fixed assets investment in Guilin. The amount we received was recorded as deferred grant revenue.

13.         DISTRIBUTION OF INCOME

According to PRC accounting rules and regulation, the Group’s Chinese subsidiaries are required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and staff welfare and bonus fund based on 10% of its net income as reported in the statutory accounts prepared in accordance with GAAP. The maximum amount of the aggregate of these reserves is 50% of its registered capital. The Group and its subsidiaries in China reserved RMB 5.03 million (US$ 0.8 million), nil million and RMB 16.2 million (US$ 2.6 million) for the years ended December 31, 2013, 2012 and 2011 respectively. The remaining reserve to fulfill the 50% capital requirement is approximately RMB 36.5 million (US$ 6.0  million) at December 31, 2013.

The statutory reserve fund, enterprise expansion fund and staff welfare and bonus fund represent appropriations made at the sole discretion of the Company’s board of directors.  The statutory reserve fund and enterprise expansion fund are used for future expansion. The staff welfare and bonus fund is used for the collective welfare of the staff and workers of Hainan Jinpan.  During the years ended December 31, 2013, 2012 and 2011, the directors of the Group’s China subsidiaries approved the following appropriations to reserves.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

	2013	2013	2012	2011
(In thousands)	US$	RMB	RMB	RMB
Statutory reserve fund	826	5,035	-	16,214
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	-	-

	826	5,035	-	16,214

The Company declared a cash dividend of US$0.12 per common share for the year 2013 on November 29, 2012.  A quarterly dividend of $0.03 per common share was paid at the end of March, June, September, and December 2013.  The Company declared a cash dividend of US$0.14 per common share for the year 2012 on January 16, 2012, which was paid in two installments on February 8, 2012 and July 12, 2012. The Company also declared a special dividend of US$ 0.04 per common share on November 29, 2012 which was paid on December 21, 2012. The Company declared cash dividend of US$0.14  per common share in 2011.

14.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)          Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements.  These operating leases expire in various years through 2022. Total lease expense for the year 2013 is RMB 4.0 million (US$ 0.6 million).  These leases may be renewed for periods ranging from one to two years.

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2013:

	(In thousands)
	US$	RMB
2014	275	1,678
2015	169	1,031
2016	71	431
2017	68	415
2018	58	358
2019 and thereafter	248	1,513
Total minimum lease payments	889	5,426

(2)          Capital commitments

As of December 31, 2013, the Group has commitments of RMB 12.4 million for the purchase of new machinery and construction project.

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2013:

	US$	RMB
	(In thousands)
2014	6,648	40,534
2015	4,870	29,692
2016	2,858	17,426
2017	1,783	10,874
2018	1,725	10,514
2019 and thereafter	15,561	94,847
Total minimum employment contract payments	33,445	203,887

   (4)     Licensee agreement

The Group is engaged in a licensee agreement with a third party that designs certain line reactors. This agreement provides us the exclusive right to manufacture, assemble, sell, and maintain the licensed products.  Licensee expense was RMB 0.2 million (US$ 0.03 million), RMB 1.0 million (US$0.15 million) and RMB 1.2 million (US$ 0.2 million) for the years ended December 31, 2013, 2012, and 2011, respectively. These amounts were recorded in the selling and administrative expense.

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

The Group maintains cash and cash equivalents with the Bank of China, Industrial and Commercial Bank of China, Bank of Communication, Nan-Yang commercial Bank and China Construction Bank in the PRC and Citibank,  in the United States and Hong Kong.

Concentrations of credit risk with respect to accounts receivable are minimal because the Group has many different customers.  The Group also performs ongoing credit evaluations of its customers’ financial conditions and, as a result, does not require collateral for Accounts Receivable.

During 2013, the Group was dependent on two major suppliers Momentive (Hexion /Bakelite AG) and Speed Fair (Xiamen) Co., Ltd. for cast resin, which accounted for 1.32% (1.17% in 2012) and 0.27% (0.26% in 2012) of total purchases, respectively.  Additionally, the Group was dependent on two major suppliers: Wuhan Steel Processing Co., Ltd., and Thyssenkrupp Electrical Steel GmbH  for silicon steel, which accounted for 24.73% (2012: 12.99%), 2.87% (2012: 11.88%)  of total purchases, respectively. The Group is also dependent on Hainan Xinlong Copper Co. Ltd., Jiangyin Copper Co., Ltd., and Shanghai Congxin Electric Co. Ltd. for copper and aluminum, which accounted for 5.71% (2012: 3.84%) and 1.82% (2012: 5.77%) and 2.18% (2012: 4.19%) of total purchases, respectively.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

A significant portion of our sales revenues is concentrated on one OEM, which is our largest customer.  Sales to our largest customer accounted for 10.5%, 12.7% and 13.6% for years 2013, 2012 and 2011, respectively.

17.	PENSION AND OTHER POST RETIREMENT BENEFITS

 Jinpan USA set up a Simple IRA plan for its employees. The amount employees contribute are tax deferred.  Jinpan USA has not made any contributions since 2006.

Hainan Jinpan, Jinpan China and Shanghai Jinpan have a defined contribution retirement plan for their employees.  As required by PRC laws and organized by local government, Hainan Jinpan and Jinpan China make certain statutory contributions to the plan.  All permanent employees are entitled to an annual pension that is equal to a fixed proportion of their final annual salary at their retirement date. Hainan Jinpan and Jinpan China and its employees are required to make contributions to the retirement plan at rates of 20% and 8% of each employee’s annual salary, respectively, while Shanghai Jinpan and its employees are required to make contributions to the retirement plan at rates of 21% and 8% of each employee’s annual salary. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government, which is responsible for the payments of pension benefits to retired employees.  Hainan Jinpan and Jinpan China have no obligations for the pension benefits beyond the annual contributions as described above.  The pension costs recognized by Hainan Jinpan, Jinpan China and Shanghai Jinpan during the years ended December 31, 2013, 2012 and 2011 amounted to RMB  10.1 million (US$ 1.6 million), RMB 18.3 million (US$2.9 million) and RMB 12.6 million(US$ 2 million), respectively.

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

Geographic area data

Year ended December 31,
2013	2013	2012	2011
US$	RMB	RMB	RMB
(In thousands)
Revenues from external customers:
United States	17,107	105,938	108,347	125,221
Europe	6,580	40,749	59,910	44,768
PRC	202,040	1,251,174	1,156,695	1,244,300
	225,727	1,397,861	1,324,952	1,414,289

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Property, Plant, and Equipment by area:

United States	2,301	14,027	15,092	15,920
PRC	73,300	446,905	244,880	217,857
	75,601	460,932	259,972	233,777
Net Assets
United States	2,046	12,477	43,089	34,529
PRC	212,098	1,293,139	1,169,100	1,105,260
	214,144	1,305,616	1,212,189	1,139,789

19          EARNINGS PER  SHARE

Basic earnings per share for the years ended December 31, 2013, 2012 and 2011 was computed by dividing net income of RMB 102.6 million (US$ 16.6 million), RMB 88.5 million (US$ 14.1 million) and RMB 154.1 million (US$ 23.9 million) respectively by the weighted average number of 16,230,165, 16,170,107 and 16,163,696  common shares outstanding, respectively.

Diluted earnings per share for the years ended December 31, 2013, 2012 and 2011 was computed by dividing net income of RMB 102.6 million (US$ 16.6 million), RMB 88.5 million (US$14.1 million) and RMB 154.1 million (US$23.9 million) by the weighted average number of 16,711,192, 16,717,277 and 16,456,611  common shares outstanding, respectively. The weighted average number of shares includes potentially dilutive common shares, which reflect the dilutive effect of stock options, preferred shares and warrants. Reconciliation of the denominator is as follows:

	2013	2012	2011

Denominator for basic earnings per share - weighted average shares	16,230,165	16,170,107	16,163,696

Effect of dilutive securities:
Exercisable stock options	481,027	547,170	292,915
Convertible warrants		-	-
Denominator for diluted earnings per share - adjusted weighted average shares and assumed conversions	16,711,192	16,717,277	16,456,611

20.	EQUITY

The Company issued 77,000, 12,000, and nil shares respectively in 2013, 2012 and 2011 from its treasury shares to the employees who exercised their stock options.

The Company’s convertible preferred stock (“preferred stock”) is convertible at any time into common shares at the rate of 1-to-1 and each share of preferred stock entitles its holder to the same number of votes as a Common Share. In the event of the Company’s liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of common shares in the distribution of assets in an amount equal to the sum of: (i) US$2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share. There was no outstanding preferred shares at the end of December 31, 2013.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

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

(b)	Stock option transactions under 1997 Stock Option Plan

During 2013 and 2012 certain employees exercised stock options to purchase an aggregate of 100,000 shares and 12,000 shares of the Company’s common shares respectively. The Company received US$ 215,400 in 2013 and US$21,300 in 2012 from these exercises.  No options were exercised under this plan in 2011.

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

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

 In March 2013, the Company issued stock options to purchase 61,800 common shares to its directors and certain employees. These options are exercisable at the price of US$ 5.53 per share and will expire on March 3, 2022.

In October 2013, the Company issued stock options to purchase 91,200 common shares to its directors and certain employees. These options are exercisable at the price of US$ 6.25 per share and will expire on October 7, 2016.

                (e)   Common Shares Reserved for Options  and Preferred Stock.

	December 31, 2013	December 31, 2012

Stock options	548,366	586,566
Preferred stock	-	-

Total	548,366	586,566

                (f)   Stock Option Valuation

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return.  The weighted-average exercise price for options outstanding as of December 31, 2013 was US$ 7.49. The weighted-average remaining contractual life of those options is 1 year.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

                        The following assumptions were used for calculating fair value of stock options:

	December 31,	December 31,	December 31
	2013	2012	2011
Risk -free interest rate	0.40% to 0.75%	0.55% to 1.62%	1.22% to 1.62%
Average expected term (years)	3	3	3
Dividend yield	2.40%	1.62%	1.31%
Expected volatility	44.9% to 63.48%	57.73% to 68.65%	68.65% to 72.65%

The Company’s calculation of expected volatility for the year ended December 31, 2013 was based on the historical volatility of the Company’s stock price. We have adopted the guidance of ASC 718-10-S99-1 for purposes of determining the expected term for stock options. Due to limited historical data to rely upon, we use the “simplified” method in developing an estimate of expected term for stock options per ASC 718-10-S99-1.   The interest rate is based on the U.S. Treasury yields in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions.

(g)   Option Award Activity

A summary of the Company’s stock option activities, and related information for the years ended December 31, 2013, 2012 and 2011 are as follows:

	2013		2012		2011
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$

Outstanding at beginning of year	586,566	7.74	498,566	7.52	454,566	7.02
Granted	153,000	5.96	132,166	8.34	44,000	10.83
Exercised	(100,000)	2.15	(12,000)	1.775	-	-
Cancelled	-	-	-	-	-	-
Forfeited	(91,200)	-	(32,166)	-	-	-
Outstanding at the end of year	548,366	7.49	586,566	7.74	498,566	7.52
Exercisable at the year end	457,166	7.74	454,400	7.56	321,366	7.00

Weighted average grant-date fair value of options granted during the year		US$5.96		US$8.34		US$10.83

A summary of the status of the Company’s nonvested shares for the years ended December 31, 2013, 2012, 2011 are as follows

		Weighted-Average
		Grant-Date
Nonvested Shares	Shares	Fair Value (US$)
Nonvested at January 1, 2011	143,400	7.96
Granted	44,000	10.83
Vested	(10,200)	11.65
Forfeited	-	-
Nonvested at December 31, 2011	177,200	8.46
Granted	132,166	8.34
Vested	(177,200)	8.46
Forfeited	-	9.04
Nonvested at December 31, 2012	132,166	8.34
Granted	153,000	5.96
Vested	(223,366)	7.44
Forfeited	-	-
Nonvested at December 31, 2013	61,800	$ US$5.53

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

The Company recognized approximately RMB 1.4 million, RMB 2.6 million and RMB 2.4 million of compensation cost for the years ended December 31, 2013, 2012 and 2011, respectively.  No income tax benefit was recognized for the years ended December 31, 2013, 2012 and 2011. The total intrinsic value of options exercised during the years ended December 31, 2013, 2012 and 2011 was RMB 3.9 million  , RMB 0.3 million and RMB nil respectively. The total intrinsic value of options outstanding during the year ended December 31, 2013 was RMB 3.8 million.  The total fair value of shares vested during the years ended December 31, 2013, 2012 and 2011 were approximately RMB 10.2 million , RMB 9.4 million and RMB nil million respectively.  Total compensation cost related to nonvested stock options that are not recognized at the end of December 31, 2013 and will be recognized in future years is RMB nil.

The following table summarizes information with respect to options outstanding at December 31, 2013:

		Outstanding
	Options	Weighted Average
Exercise	Number	Remaining
Price	Outstanding	Contractual Life (in years)

US$ 3.67	16,000	0.04
US$7.68	203,200	0.1
US$10.83	44,000	2.2
US$8.34	132,166	2.7
US$ 5.53	61,800	8.2
US$ 6.25	91,200	2.8
	548,366	0.97

21 SUBSEQUENT EVENT

a) Cash Dividend

On March 28, 2014, the Company paid a first quarter cash dividend of US$0.04 per common share. According to the board of directors’ resolution on February 24, 2014, the board approved to pay annual cash dividend of US$ 0.16 per common shares  in the year 2014 and the cash dividend is to be paid by the end of each quarter.

b) Stock option

On March 19, 2014, the Company issued options to purchase 203,200 common shares to its directors and certain employees. These options are exercisable at the price of US$ 8.56 per share and will expire on March 18, 2019.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2013.

22	QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 2013 and 2012 is as follows:

	Quarter
Fiscal 2013	First	Second	Third	Fourth
RMB
Sales	220,777,799	364,015,592	425,926,695	387,140,688
Gross (loss) profit	73,562,227	126,597,747	148,023,358	100,596,341
Net (loss) income from continuing operations	7,170,983	27,246,301	43,283,357	24,920,607
Net (loss) income from discontinued operations	-	-	-	-
Net (loss) income	7,170,983	27,246,301	43,283,357	24,920,607

Earnings per share - Basic	0.44	1.69	2.66	1.53
Earnings per share - Diluted	0.41	1.64	2.60	1.49

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

	Quarter
Fiscal 2012	First	Second	Third	Fourth
RMB
Sales	269,251,054	351,199,883	372,661,920	331,838,948
Gross (loss) profit	99,262,292	108,260,886	124,198,653	101,188,193
Net (loss) income from continuing operations	24,969,877	14,943,698	24,726,357	23,852,861
Net (loss) income from discontinued operations	-	-	-	-
Net (loss) income	24,969,877	14,943,698	24,726,357	23,852,861

Earnings per share - Basic	1.54	0.92	1.53	1.48
Earnings per share - Diluted	1.50	0.90	1.47	1.42

