Form 20-F
period 2014-12-31
JINPAN INTERNATIONAL LTD
filed 2015-04-30
CIK 1053008

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 20-F

(Mark One)

☐	REGISTRATION STATEMENT PURSUANT TO SECTION 12(b) OR (g) OF THE SECURITIES EXCHANGE ACT OF 1934

OR

☒	ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2014

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

FORWARD-LOOKING STATEMENTS

All statements made in this Annual Report on Form 20-F other than purely historical information are “forward-looking statements” within the meaning of the federal securities laws. Forward-looking statements include statements regarding future plans and objectives. These statements may be preceded or followed by or otherwise include the words “believes,” “expects,” “anticipates,” “intends,” “continues,” “plans,” “estimates,” “projects” or similar expressions or statements that events “will,” “should,” “could,” “might” or “may” occur. These statements are only our current expectations. These statements appear throughout this Annual Report on Form 20-F, including under “Item 3. Key Information – Risk Factors” and “Item 5 – Operating and Financial Review and Prospects.” They are based on our management’s beliefs and assumptions and on information currently available to our management. Forward-looking statements involve risks, uncertainties and assumptions. Although we do not make forward-looking statements unless we believe we have a reasonable basis for doing so, we cannot guarantee their accuracy. Actual results may differ materially from those expressed in these forward-looking statements due to a number of uncertainties and risks, including the risks described in this Annual Report on Form 20F and other risks, including:

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

All subsequent forward-looking statements attributable to us or any person acting on our behalf are expressly qualified in their entirety by the cautionary statements contained or referred to in this section and “Item 3. Key Information – Risk Factors”.

PART I

Unless specifically referenced, the following entities are collectively referred in this annual report as “we,” “us” or “our”:

(1)	Jinpan International Limited (“Jinpan International”), a British Virgin Islands International Business Company;

(2)	Jinpan International (USA) Limited (“Jinpan USA”), a New York corporation and wholly owned subsidiary of Jinpan International;

(3)	Jinpan Realty Group, LLC (“Jinpan Realty”), a New Jersey limited liability company and wholly owned subsidiary of Jinpan USA;

(4)	Jinpan Electric (China) Company Limited (“Jinpan China”), a foreign funded PRC limited liability company and wholly owned subsidiary of Jinpan International;

(5)	Hainan Jinpan Electric Company Limited (“Hainan Jinpan”), a sino-foreign cooperative venture owned by Jinpan International and Wuhan Jinpan Electric Company Ltd.;

(6)	Hainan Jinpan R&D Company Limited (“Hainan Jinpan R&D”). a Chinese enterprise wholly-owned by Hainan Jinpan;

(7)	Wuhan Jinpan Electric Company Limited (“Wuhan Jinpan”), a Chinese enterprise wholly owned by Jinpan China ;

(8)	Shanghai Jinpan Electric (Group) Company Limited (“Shanghai Jinpan”), a Chinese enterprise owned by Jinpan China and Hainan Jinpan;

(9)	Jinpan Electric Group Alternative Energy Equipment (Shanghai) Co. Ltd. (“Jinpan Alternative Energy”), a Chinese enterprise wholly owned by Shanghai Jinpan;

(10)	Jinpan Electric Group Transmission and Distribution Automation Equipment (Shanghai) Co. Ltd. (“Jinpan T&D”), a Chinese enterprise wholly owned by Shanghai Jinpan;

(11)	Shanghai Dong Dian International Trading Co. Ltd. (“Shanghai Dong Dian”), a Chinese enterprise wholly owned by Shanghai Jinpan; and

(12)	Shanghai Pan-Ding Investment Co. Ltd. (“Shanghai Panding”), a Chinese enterprise wholly owned by Shanghai Jinpan.

(13)	Guilin Jun Tai Fu Electric Co. Ltd. (“Guilin JTF”), a Chinese enterprise wholly owned by Hainan Jinpan.

(14)	Shanghai Huanliu Industrial Co. Ltd. (Shanghai Huanliu), a Chinese enterprise wholly owned by Shanghai Jipan.

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

We prepare our historical consolidated financial statements in accordance with generally accepted accounting principles in the United States (U.S. GAAP). The following selected financial data have been derived from our audited consolidated financial statements for each of the years from 2010 to 2014. The selected consolidated statement of income data for the years 2012, 2013, and 2014, and the selected consolidated balance sheet data at December 31, 2013 and 2014, have been derived from our audited consolidated financial statements set forth in “Item 18. Financial Statements” of this Annual Report. The selected consolidated statement of income data for the years 2010 and 2011, and the selected consolidated balance sheet data at December 31, 2010, 2011 and 2012, has been derived from our previously published audited consolidated financial statements, which are not included in this Annual Report. These selected financial data should be read in conjunction with our consolidated financial statements and the notes thereto and are qualified entirely by reference to such consolidated financial statements.

			Year ended December 31,
	2014	2014	2013	2012	2011	2010
	US$(1)	RMB	RMB	RMB	RMB	RMB
		(In thousands, except per share and share data)
Income Statement Data:
Net sales	241,007	1,472,045	1,397,861	1,324,952	1,414,289	967,074
Costs of goods sold	(165,540)	(1,011,100)	(949,081)	(892,042)	(895,473)	(591,591)
Gross profit	75,467	460,945	448,780	432,910	518,816	375,483
Selling and administrative expenses	(59,585)	(363,939)	(345,464)	(339,221)	(350,822)	(273,518)
Income from operations	15,882	97,006	103,316	93,689	167,994	101,965
Interest expense	(2,323)	(14,188)	(12,830)	(11,115)	(8,088)	(2,078)
Non operating income	4,747	28,991	28,714	20,282	15,567	16,431
Income before income taxes	18,306	111,809	119,200	102,856	175,473	116,318
Income taxes	(2,792)	(17,051)	(16,579)	(14,363)	(21,334)	(26,314)
Net income	15,514	94,758	102,621	88,493	154,139	90,004

Earnings per share:
Basic	0.96	5.84	6.32	5.47	9.54	5.57
Diluted	0.93	5.70	6.14	5.29	9.37	5.46
Number of shares outstanding:(2)
Basic	16,232,381	16,232,381	16,230,165	16,170,107	16,163,696	16,159,893
Diluted	16,632,497	16,632,497	16,711,192	16,717,277	16,456,611	16,457,462

Dividends per share	US$ 0.16	US$ 0.16	US$ 0.12	US$ 0.18	US$ 0.14	US$ 0.14

Balance Sheet Data:
Cash and cash equivalents	13,209	80,826	149,874	116,341	152,597	182,300
Total assets	364,999	2,233,431	2,113,194	1,943,998	1,747,632	1,500,633
Net assets	226,689	1,387,113	1,305,616	1,212,189	1,139,789	1,003,294
Long term debt	26,239	160,553	195,087	165,406	-	-
Long term liabilities	4,964	30,377	29,176	19,383	9,451	16,458
Equity	226,689	1,387,113	1,305,616	1,212,189	1,139,789	1,003,294

Cash Flows Data
Depreciation	7,325	44,739	42,499	33,016	27,791	24,449
Capital expenditures:(3)	4,581	27,980	80,734	223,650	83,963	56,468
Ratio of earnings to fixed charges(4)	11.26%	11.26%	9.72%	9.75%	4.41%	1.76%

3

(1)
Our assets and liabilities are translated into United States dollars at the period-end exchange rate which is RMB 6.119 to 1 US dollar as of December 31, 2014. Revenues and expenses are translated into United Stated dollars at weighted average exchange rates which was RMB 6.1079 to 1 US dollar for the period from January 1, 2014 to December 31, 2014. Equity transactions are translated using historical rates.

(2)	There are 40,000,000 common shares authorized and 2,000,000 preferred shares authorized as of December 31, 2014.

(3)	Capital expenditures are comprised of the purchase of equipment, payment for construction-in-progress, and acquisition of land use rights.

(4)	Earnings consist of income (loss) from continuing operations before income taxes plus fixed charges. Fixed charges consist of interest expenses and amortization of deferred financing fees.

Exchange Rate Information

As used in this Annual Report, the rate of exchange for Renminbi Yuan, referred to in the financial statements as “RMB” or “Renminbi” or “Yuan,” expressed in U.S. dollars per Renminbi, using the rate published by China state administration of foreign exchange. Renminbi is the lawful currency of the People’s Republic of China or the PRC. The exchange rate published by China administration of foreign exchange on December 31, 2014 was US$1 = RMB 6.119.

The following tables describe, for the periods and dates indicated, information concerning the Noon Buying Rate for RMB. Amounts are expressed in RMB per US dollar 1.00.

Period	Period End	Average(1)	Low	High
		(RMB per US$1.00)

2010	6.6227	6.7696	6.6200	6.8328
2011	6.3009	6.4651	6.2939	6.6364
2012	6.2855	6.2932	6.2855	6.3495
2013	6.0969	6.1927	6.0969	6.2897
2014	6.1190	6.1457	6.0881	6.2080
December 2014	6.1190	6.130	6.1190	6.1411
January 2015	6.1370	6.1279	6.1188	6.1370
February 2015	6.1475	6.1368	6.1261	6.1475
March 2015	6.1422	6.1495	6.1375	6.1615

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

In 2014, revenue derived from the sale of cast resin transformers accounted for 62.2% of our net sales as compared to 71.08% last year, or RMB 915.8 million (US$ 149.9 million). This decrease was the result of selling more switchgears and unit sub-systems in 2014 than we sold in 2013.  We began to work to balance the sales of different products in 2014 to moderate the risk of relying on sales of cast resin transformers.  This strategy will continue through 2015. However, in the near term we still expect a significant portion of our revenue to continue to come from the sale of cast resin transformers. Accordingly, our immediate future operating results will still depend on the demand for this product. We cannot assure you that the market will continue to demand our product or we will be successful in marketing any new or enhanced products. If our competitors produce new products that are superior to our cast resin transformers in performance or price, demand for our product may decline. A decline in demand for our cast resin transformers as a result of competition, technological change, economic conditions, restrictions on our ability to market this product, or other factors would reduce our total revenues and harm our ability to maintain profitability.

Our revenues would decline significantly if we lost one or more of our largest customers, which could have a material adverse impact on our business.

A significant portion of our revenues is derived from our largest customers. Sales to our five largest customers in the aggregate for 2012, 2013 and 2014, accounted for 21.3%, 22.3%, and 19.7%, respectively, of our net sales. Sales to our largest customer during those years accounted for 12.7%, 10.5%, and 7.3%, respectively, of our net sales. We cannot assure you that any of our principal customers will maintain their volume of business with us or that a similar volume of business will be forthcoming from new or existing customers to replace any lost business. The loss of one or more of our principal customers without replacement by a customer of similar volume could have a material adverse effect on our business and financial condition.

We sell most of our reactors to one large original equipment manufacturer, or OEM, and any significant decrease of sales of reactors to this OEM would have a negative effect on the revenues we receive from the sale of reactors.

In 2014, revenue derived from the sale of reactors accounted for 6.3 % of our net sales, or RMB 92.1  million (US$ 15.1 million). We sell most of our reactors to one OEM. This is in contrast to a more diversified customer base for our cast resin transformers. Any significant decrease in the sale of reactors to this large OEM could have a material adverse effect on revenue derived from the sale of reactors. In addition, if we fail to collect accounts receivable from this OEM, we could be subject to significant financial exposure.

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

Our products are used for the distribution of electricity.  Demand for our products is linked closely to increased demand for electrical power in China. According to the China Electricity Council (“CEC”), China consumed 5.52 trillion KWH of electricity in 2014, up 3.8% over the prior year. There can be no assurance that demand for electricity will continue to grow at steady rates. Any material decline in the consumption of electricity in China is likely to have an adverse impact on our business.

Our products are used in infrastructure, industrial manufacturing facilities, commercial and residential buildings, and by utilities in building electric grids.  Demand for our products is affected by the level of investment in fixed assets.  According to the National Bureau of Statistics of China (“NBS”), the investment in fixed assets of China in 2014 was 50,200.5 billion yuan, up by 15.7% over the previous year. We cannot assure that the level of investment in fixed assets in China will continue at 2014 rates.  Any material decline in fixed asset investment in China is likely to have an adverse impact on our business.

Our growth may be slowed if there is a decline in investment in wind energy.

We supply power distribution equipment for wind turbine platforms.  In 2014, the sale of wind energy products accounted for approximately 6.3% of our net sales, or RMB 92.6 million (US$ 15.2 million).  The majority of the wind energy products we sold in 2014 were delivered to Europe and North America. Any material decline of investment in wind energy in the principal markets we serve is likely to have an adverse impact on our business.

Increase in cost, disruption of supply or of shortage raw materials could harm our business.

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

We may also face foreign competition in China from firms that have greater financial and other resources than we do. Increased domestic competition in China and foreign participation may also have a material adverse effect on our financial condition and results of operations as well as our business and prospects. In addition, we may not be able to compete successfully in the future with existing or new competitors.

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

Under the PRC Enterprise Income Tax Law, or the EIT Law, that became effective on January 1, 2008, an enterprise established outside the PRC with “de facto management bodies” within the PRC is considered a PRC “resident enterprise” for PRC enterprise income tax purposes and is generally subject to a uniform 25% enterprise income tax rate on its worldwide income. Under the Implementation Rules to the EIT Law, a “de facto management body” is defined as a body that has material and overall management and control over the manufacturing and business operations, personnel and human resources, finances and properties of an enterprise.

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

Item 4.            Information on the Company

A.        History and Development

Jinpan International Limited was incorporated in the British Virgin Islands on April 3, 1997 under the International Business Companies Act of the British Virgin Islands. We are primarily engaged in the design, manufacture and sale of electrical power control and distribution products.  Our main product lines include cast resin transformers, vacuum pressure impregnated (VPI) transformers, vacuum pressure impregnated (VPI) line reactors, switchgears and unit substations.

Our predecessor, Haikou Jinpan Special Transformers Works (“Haikou Jinpan”), was established in 1993. On June 30, 1997, we entered into an agreement with Haikou Jinpan to form a joint venture, Hainan Jinpan, pursuant to which Haikou Jinpan received a 15% equity interest in Hainan Jinpan in exchange for its contribution of buildings, equipment, and other production and related facilities to the joint venture and we received an 85% equity interest in Hainan Jinpan for our capital contribution of US$2.1 million. We took over management of Hainan Jinpan after our acquisition of this 85% interest. On February 13, 2007, we purchased Haikou Jinpan’s 15% interests in Hainan Jinpan for US$11 million. To maintain Hainan Jinpan’s status as a sino-foreign joint venture, we subsequently transferred this 15%  equity interest in Hainan Jinpan to Wuhan Jinpan, a subsidiary of ours that qualifies as a domestically funded limited liability company.

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

In 2008, we invested RMB 65.4 million (US$9.6 million) to purchase approximately 71,000 square meters of land (including buildings on the land) in Shanghai and to construct a third manufacturing facility.  We financed the acquisition using RMB 25.4 million (US$ 3.8 million) of our available cash and RMB 40.0 million (US$ 5.8 million) from secured loan facilities.  We paid back all our bank loans related to the acquisition of the Shanghai facility by the end of 2009. Construction of the Shanghai facility proceeded in tandem with our need for additional manufacturing capacity. From the fourth quarter of 2008 to the end of 2012, we spent RMB 117.7 million (US$18.7 million) to renovate, construct, and equip the Shanghai facility and to build employee dormitories on site.

In the second quarter of 2011, we acquired Guilin Jun Tai Fu Construction and Development Co. Ltd., later renamed Guilin Jun Tai Fu Electric Co. Ltd., (“Guilin JTF”) for RMB 15.0 million (US$ 2.3 million) and assumed debt of RMB 44.2 million (US$ 6.7 million).   Guilin JTF’s primary asset was land of approximately 154,000 square meters zoned for industrial development in Guilin, Guangxi province.  Guilin JTF also sought local government approval to purchase an adjacent lot of land of approximately 178,000 square meters, but was not successful in this endeavor.  We acquired Guilin JTF to build a large scale manufacturing facility in southwestern China.  In early 2012, we began construction of factory buildings, administrative buildings, and employee dormitories in Guilin.   We completed construction in January 2013.  Formal production at the Guilin facility officially began at the end of the first quarter of 2013.   Capital expenditure for the construction at the Guilin facility and acquisition of manufacturing equipment was RMB 63.6million (US$ 10.5 million), in 2013 and  RMB 17 million (US$ 2.8 million)  in 2014. We financed the acquisition of Guilin JTF, construction at the Guilin facility and the procurement of manufacturing equipment using RMB 197.6 million (US$32.4million) of secured loan facilities, of which RMB 152.1 million (US$24.9 million) remains outstanding.  Currently, we do not plan to further expand the Guilin facility.

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

While we sell products to customers worldwide, most of our sales are concentrated in China where we have an extensive marketing and sales network comprised of 36 regional sales offices across the country.  We leverage this network to serve a wide range of industries and directly market and sell our product to both private and state owned companies in China.  In 2014, our sales in China reached RMB 1,349.3 million (US$ 220.9 million), which constituted 91.7 % of our total sales revenue.  We rely on OEM customers for international sales.  These OEM customers are typically industrial electrical equipment manufacturers who integrate our product into their systems.  Being part of these OEM customers’ global supply chain, we can leverage the extensive marketing and sales networks of these OEM customers to reach global markets.  In 2014, our international sales reached RMB 122.7 million (US$ 20.1million), which constituted 8.3% of our total sales revenue.

Sales of wind energy products to one OEM customer comprise the bulk of our international sales. Our portfolio of wind energy products in 2014 comprised of cast resin transformers for wind turbines and VPI reactors for wind turbine platforms.  We entered the wind equipment market in 2004 when we first began to supply VPI reactors for wind turbine platforms to this OEM customer. In 2006, we began to supply both reactors and cast resin transformers for wind turbine platforms to the same OEM customer. Our top market for our wind energy products are Europe followed by North America.  Revenue from the sale of our wind energy products fluctuates with broader market demand for wind turbines and also customer specific issues.  In 2014, revenue from the sale of wind energy products was RMB 92.6 million (US$ 15.2 million) which constituted  6.3% of our total sales revenue.

Business Strategy

Our net sales revenue in 2014 reached RMB 1,472.1 million (US$ 241 million), a 5.3% increase from sales revenue of RMB 1,397.9 million (US$ 225.7 million) in 2013.  Our net income in 2014 reached RMB 94.8 million (US$ 15.5 million), a 7.6% decrease from net income of RMB 102.6 million (US$ 16.6 million) in 2013.  While the market for electrical power control and distribution product remained competitive in 2014, the average sale price of our products stabilized.  Prices for our key raw materials – silicon steel, copper, and aluminum became volatile during the last quarter of 2014. We will closely monitor the raw material prices and trends in 2015.

Since a slower growth rate is predicted in China in 2015, we adopted a cautious strategy towards the market. We will continue to enhance our manufacturing capabilities, expand our product offering and mixes, deepen our relationship with OEM customers, and not only focus on market opportunities in China but also other countries in the Asia Pacific region. Key elements of our business strategy include, but are not limited to, the following:

Leverage our new, state-of-the art manufacturing facility in Guilin to enhance our competitive position.

After a successful launch in the first quarter of 2013, our new Guilin facility added much needed capacity to accommodate sales growth and to enable us to compete on both quality and price in China. In 2014, production of cast resin transformers and switchgears at the Guilin facility reached approximately 3.5 million KVA and 1,220 units, respectively.  The Guilin facility is our fourth and largest manufacturing facility in China. Currently, the Guilin facility is currently equipped to support 6 million KVA of cast resin transformer manufacturing capacity. With additional equipment, the Guilin facility can support up to 12 million KVA of cast resin transformer manufacturing capacity although we currently have no plans to further expand this facility. With the launch of the Guilin facility, we believe that we are the largest cast resin transformer manufacturer in China in terms of capacity. The Guilin facility gives us the economy of scale to reduce the cost of inputs, improve efficiency, and compete aggressively in the market place.

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

Revenue from sales to OEM customers reached RMB 224.2 million (US$ 36.7 million) in 2014.  Of this total, sales to our largest OEM customer was approximately RMB 107.4 million (US$ 17.6 million) and sales to our second largest OEM customer was approximately RMB 90.4 million (US$14.8 million). Going forward, we will shift focus from expanding our OEM customer base to deepening relationship with existing OEM customers to grow our sales.

Focus on China’s Growing Electric Infrastructure Market

China remained our largest market in 2014. Sales in China of RMB 1,349.3 million (US$ 220.9 million) accounted for 91.6 % of our total sales revenue of RMB 1,472 million (US$ 241 million) in 2014.  Despite recent moderations in the growth rate of GDP, electricity consumption, and fixed asset investment (See Item 4 – Business Overview – Background information relating to the electric transformer industry in China-Growth Drivers), we believe that the macro-trends in China - urbanization and industrialization - will continue to drive demand for power distribution equipment over the long term.   We continue to focus on the growth opportunities provided by our home market.

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

•
Cast resin dry type distribution (dual voltage) transformers, which are used in a wide range of infrastructural, commercial, and residential developments to step down the voltage of electricity from the electric grid;

•	Cast resin dry type power transformers, which are used in the electric grid to convert voltages;

•	Cast resin dry type excitation rectifier transformers, which are used in power plants to deliver power to the excitation systems for electric generators;

•	Cast resin dry type traction rectifier transformers, which are used in subways and light rail systems to deliver power to rail electrification systems;

•	Cast resin dry type transformers for variable frequency drives, which are used in wide range of industrial applications to deliver power to drive electric motors;

•	Cast resin dry type transformers for marine applications, which are used on board ships or off shore platforms;

•
Cast resin dry type transformers for wind applications, which are used in wind farms (either in or outside the wind turbine platform) to step up voltage of the electricity generated for transmission in medium voltage electric grids;

•	Cast resin dry type transformers for solar applications, which are used in solar farms to step up voltage of the electricity generated for transmission to medium voltage;

•	Cast resin dry type transformers for Polycrystalline Silicon Reduction Furnace, which are used by manufacturers to deliver power to polycrystalline manufacturing facilities;

•
Cast resin dry type isolation transformers, which provide galvanic isolation to transfer power between two circuits not connected together and to protect against electric shock and suppress electric noise is sensitive devices; and

•
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

Net sales by Products and Geographic Market

Our net sales by product for the years ended December 31, 2014, 2013, and 2012 is as follows:

	2014	2014	2013	2012
	US$	RMB	RMB	RMB
	(In thousands)
Cast Resin Transformers	149,934	915,781	993,718	1,048,995
Switchgears and Unit substations	56,287	343,795	250,422	163,585
VPI transformers	19,708	120,374	76,284	40,125
Line Reactors	15,078	92,095	77,437	72,246
Total	241,007	1,472,045	1,397,861	1,324,951

Our net sales by geographic market for the years ended December 31, 2014, 2013 and 2012 is as follows:

	2014	2014	2013	2012
	US$	RMB	RMB	RMB
	(In thousands)
Net Sales
United States	9,906	60,505	105,938	108,347
Europe	10,190	62,237	40,749	59,910
PRC	220,911	1,349,303	1,251,174	1,156,695
Total	241,007	1,472,045	1,397,861	1,324,952

Background information relating to the electric transformer industry in China

Growth Drivers

We believe that the demand for electrical power control and distribution equipment in China is drive by two macro trends: (i) growth in electricity consumption and (ii) growth investment in infrastructure. China’s economic growth underlies both of these growth drivers.

Growth rate of the Chinese economy remained stable in 2014. According to the NBS, China’s GDP for 2014 was 63,646.3 billion yuan, an increase of 7.4% over the previous year. Of this total, the value added of the primary industry was 5,833.2 billion yuan, an increase of  4.1%, that of the secondary industry was 27,139.2 billion yuan, up by 7.3% and the tertiary industry was 30, 673.9 billion yuan, an increase of  8.1% The value added of the primary industry accounted for 9.1% of the GDP, that of the secondary industry accounted for 42.6%, and that of the tertiary industry accounted for 48.2%. For the second year in a row, the share of the value added of the tertiary industry surpassed that of the second industry.  Growth in the secondary and tertiary sectors, which encompass manufacturing and service sectors, tend to correlate with increase in electricity consumption and infrastructure spending.

According to the CEC, China consumed 5.52 trillion KWH of electricity in 2014, an increase of  3.8% over the previous year.  Electricity consumption in the tertiary sector in 2014 reached 666 billion KWH in 2014, an increase of 6.4% over the previous year, reflecting continuing active consumer demand in that sector.  Electricity consumption in the secondary sector reached 4.06 trillion KWH in 2014, an increase of 3.7% over the previous year.  Residential consumption of electricity in 2014 reached 692.8 billion KWH in 2014, an increase of 2.2% over the previous year.

The growth of investment in fixed assets slowed in 2014.  According to the NBS, the completed investment in fixed assets of China in 2014 was 51,276.1 billion yuan, an increase of 15.3% over the previous year. The real growth was 14.7% after deducting price factors. Of the total investment, the investment in fixed assets (excluding rural households) was 50,200.5 billion yuan, an increase of 15.7%  over the previous year and the investment by rural households reached 1,075.6 billion yuan, an increase of  2% over the previous year.   With respect to  investment in fixed assets (excluding rural households), (1) the investment in the primary industry was 1,198.3 billion yuan, an increase of 33.9% over the previous year;(2) the investment in the secondary industry was 20,810.7 billion yuan, an increase of 13.2% over the previous year and (3) the investment in the tertiary industry was 28,191.5 billion yuan, an increase of 16.8% over previous year.  Although the level of fixed asset investment in China has slowed over the last several years, we believe that investment in fixed assets in China will continue at elevated levels as the country continues down the path of urbanization and industrialization.  Over the long term, we expect the rate of growth of investment in fixed assets to gradually moderate as the country’s economy transition from primarily investment and export driven growth to more consumption driven growth.

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

China continued adding to its power generating capacity in 2014.  According to data provided by the China National Energy Administration (“NEA”), China added 103.50 million KW of electricity generating capacity in 2014; bringing China’s total electricity generation capacity to 1.35 trillion KW, an increase of 8.3%over the previous year. China continued to build out its power grids in 2014.

According to the CEC, overall demand and supply of electricity in China during 2014 was balanced, with some excess supply from north eastern and north western regions, balanced supply and demand in north, central and southern regions, and tight supply in the eastern regions during peak seasons in the beginning of the year and during the summer.

China’s Transformer Industry

Transformers change the voltage and current of electricity through electromagnetic induction.  They serve a critical function in the transmission and distribution of electricity. During the voltage transformation process, some energy is lost and dissipates in the form of heat. Transformers are designed with cooling systems to dissipate the heat produced during its operation.  Categorized by cooling system, transformers can be divided into liquid filled and dry type transformers. In a liquid filled transformer, the transformer’s core and coil are encapsulated in an insulating liquid medium, usually oil that is stable at high temperatures.  The oil dissipates the heat generated by the transformer during its operation.  A dry type transformer uses air to dissipate heat generated by the transformer.

Dry type transformers are used in a wide range of applications that requires transformers that are highly reliable, flame resistant, low maintenance, and non-polluting, including urban infrastructure with high standard for fire safety (e.g. high concentration commercial and residential areas and transportation hubs), industrial facilities (e.g. mining, chemical, and metallurgical works), wind and solar farms, and in electricity distribution networks.  The two main categories of dry type transformers that currently dominate the market are cast resin transformers and open ventilated dry type transformers.  Cast resin dry type transformers are predominant in Europe, Japan, and  developed markets in Asia, including China.  Open ventilated dry type transformers are widely used in North America.

Because our largest market is in China and cast type cast resin transformers comprise approximately 62.2% of our sales revenue in 2014, the following discussion focuses on China’s overall transformer industry (including both liquid and dry type transformers) and the cast resin dry type segment of that market.

According to data from the NBS, transformer production in China increased from 1,346.30 million KVA in 2010 to 1,701 billion KVA in 2014. In 2014, transformer production in China increased by 11.7% over that in 2013 (1.523.23 billion KVA).   The following table lists China’s transformer production from 2010 to 2014.

Year	Transform Production (Million KVA)	Annual Growth Rate

2010	1,346.30	6.43%

2011	1,429.77	6.20%

2012	1,431.32	0.11%

2013	1,523.23	6.42%

2014	1,701.00	11.7%

The world’s first cast resin dry type transformer was developed in Germany in 1964.  It was first introduced to the Chinese market in the 1980s.  Because China imported much of its dry type transformer manufacturing technology from Europe, the cast resin dry type transformer became the predominant type of dry type transformer in China .  According to a report published by the market research firm China Industry Research Net titled “Cast Resin Transformer Market Analysis and Trends 2014-2019” (the “CIR Report”), some 95% of the dry type transformers manufactured in China are cast resin dry type transformers.

Between 2010 and 2014, China’s demand for cast resin dry type transformers has also grown at a fast clip albeit slower than production growth. According to the CIR Report, China’s demand for cast resin dry type transformers from 2010 to 2014 is as follows:

Year	Demand	Growth Rate

2010	RMB 4.778 billion	15.0%

2011	RMB 5.563 billion	16.4%

2012	RMB 6.607 billion	18.8%

2013	RMB 7.894 billion	19.5%

2014	RMB 9.025 billion	14.3%

China’s cast resin dry type transformer market remained competitive in 2014.  Prices of key raw materials (e.g. silicon steel, copper, and aluminum), though more volatile in  the fourth quarter of 2014, remained at relative  low levels.  Low raw materials prices enabled more price competition among established manufacturers and kept the entry barrier low to new market entrants.  As expected, the price for high-end customized transformers, for which there are fewer competing manufacturers and a more demanding customer base, held up better than that for standard distribution transformers in such a competitive market environment.

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

The price of epoxy resin remained relatively stable in 2014.  Silicon steel prices continued to decline and the price of copper and aluminum declined slightly but started to increase in the fourth quarter of 2014.  In 2014, the price of silicon steel, copper, and aluminum averaged RMB 12,115  per ton (a 4.6%  decreased over 2013), RMB 49,153  per ton (a 7.8 % decreased over 2013) , and RMB 13,497  per ton (a 7% decreased over 2013) respectively We expect the prices of these raw materials to be volatile during the first half of 2015 but will become  stable  toward  in the second half of  2015.

Other raw materials required to produce our products include glass fiber and quartz powder. We purchase our glass fiber and quartz powder from local suppliers in nearby regions and believe that these materials are readily available.

Our sales and marketing network

We have an extensive sales and marketing network in China, which consists of 36 regional sales offices located in various cities. We employ 140 salaried marketing and sales representatives who are based at our regional sales offices. In addition to sales representatives at our regional offices, we staff our manufacturing facilities at Haikou, Wuhan, Shanghai, and Guilin with sales support personnel.

Our significant customers

Sales to our five largest customers for fiscal years ended December 31, 2012, 2013, and 2014 accounted for 21.3%, 22.3%, and 19.7% of total sales, respectively. Sales to our single largest customer for those same periods accounted for 12.7%, 10.5%, and 7.3% of our net sales, respectively.

Our trademark, “JST”

We own the rights to the trade mark “JST,” which is registered with the Trademark Bureau of the State Administration of Industry and Commerce in China. We believe that much of our success in growing sales and market share is due to our focus on providing high quality products and services. Achieving greater customer recognition of our trademark is also important to our marketing and expansion efforts.  We have not registered our intellectual property rights outside of China and we cannot be certain that the laws of other countries will protect proprietary rights to the same extent as do the laws of China.

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

On August 26, 2013, Schneider Electric (China) Co. Ltd. (“Schneider”) and Hainan Jinpan entered into a licensing agreement on August 26, 2013.  Schneider granted Hainan Jinpan a non-exclusive license to (i) manufacture, repair and maintain MVnex HP switchgear /Model No. 630-2500A/31.5KA (“Licensed Product”) and (ii) to sell the Licensed Product in China. The license agreement expires on December 31, 2015 unless terminated by the parties prior to that date. In consideration for the license, Hainan Jinpan would pay Schneider a license fee of nil.  However, the parties entered into a separate agreement in which Hainan Jinpan agreed to procure certain component parts from Schneider for the production of license products.

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

Seasonality

Historically, our revenue has fluctuated quarterly and has generally been the higher in second half of the year primarily due to the seasonal demand of our customers.  We believe that the seasonality is due to the procurement cycles of our domestic Chinese customers which tend to be heavily weighted in the second half of the year.    In 2014, the first, second, third, and fourth quarter represented 17.2%, 27.3%, 25.7% and 29.8% of full year net sales, respectively.     We believe that the seasonality in 2015 sales will remain the same as 2014.

Doing Business in China

China’s Corporate Income Tax

At the present time, the enterprise income tax rate for companies operating in China is 25%, The EIT Law and its Implementation Rules permit qualified “high and new technology enterprises,” or HNTEs, to enjoy a preferential enterprise income tax rate of 15% upon filing with relevant tax authorities   The average enterprise income tax rate on our PRC subsidiaries in 2014 was 15%. Many of our PRC subsidiaries maintained their HNTE qualifications and enjoyed a preferential tax rate of 15% in 2014.

Our PRC subsidiaries can continue to enjoy the preferential tax rate of 15% as long as they maintains their HNTE qualifications and  comply with filing requirements of  relevant tax authority regarding the tax incentive. Furthermore, although we expect the PRC government to continue to offer preferential tax treatment to enterprises that qualify as HNTE, we cannot assure that such policies will continue indefinitely and the enterprise income tax rate applicable to our PRC subsidiaries may increase.  Increased taxation could have an adverse effect on our financial condition and results of operations.

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

Chinese Regulation on Dividends

Applicable PRC laws and regulations require that before a foreign invested enterprise distributes profits to its shareholders, it must first do the following:

•	settle up tax-related penalty or fine and provide for losses of assets that have been confiscated;
•	provide for any losses still unpaid from previous years; and
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

C.         Organizational Structure

We are a British Virgin Islands company and our securities are registered with the SEC and publicly traded on The NASDAQ Global Select Market.   We conduct business through our subsidiaries in the United States and China.  We are also registered to conduct business in Hong Kong.  The following chart illustrates our organizational structure:

Jinpan USA

Jinpan USA is a U.S. wholly owned subsidiary of us.  Jinpan USA is a corporation organized under the laws of the State of New York in January 1998. Jinpan USA’s principle office is located in Carlstadt, New Jersey.   Jinpan USA is primarily engaged in the sale, product support, and limited scale manufacture of cast resin transformers to customers in the United States and worldwide.

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

To maintain Hainan Jinpan’s status as a sino-foreign joint venture, we transferred 5% of our equity interest in Hainan Jinpan to Wuhan Jinpan, which qualifies as a domestically funded limited liability company.  In April 2011, Wuhan Jinpan acquired an additional 10% of the equity from Hainan Jinpan for RMB 80 million (US$ 12 million).

Hainan Jinpan is organized under the laws of the PRC in May, 1997.  Its principal office is located in Haikou, Hainan Province, PRC.  It is primarily engaged in the design and manufacture of cast resin transformers, switchgears, and unit substations.

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

Jinpan T&D

Jinpan T&D is a domestically funded PRC limited liability company organized under the laws of the PRC in January 2010.  Its principal offices is in Shanghai, China.  It is a wholly owned subsidiary of Shanghai Jinpan.  The purpose of Jinpan T&D is to consolidate the design, manufacture, and sell our switchgear and other integrated assembly products.

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

 Guilin JTF is a domestically funded PRC limited liability company organized under the laws of the PRC in 2010. Its principal office is in Guilin, Guangxi Province, China.  In April 2011, Hainan Jinpan acquired of Guilin JTF from its parent Guilin Jin Fu Investment Co. Ltd. in a cash for equity transaction.  Hainan Jinpan paid RMB 15 million (US$ 2.3 million) for all the equity of JTF and also assumed RMB 44.2 million (US$ 6.7 million) in Guilin JTF’s debt.  At the time of the acquisition, Guilin JTF’s primary asset was the property rights to 38 acres of land in Guilin, Guangxi Province.  As a result of the acquisition, Guilin JTF became a wholly owned subsidiary of Hainan Jinpan.

D.         Property, Plant and Equipment

We have four large scale manufacturing facilities in China located in the cities of Haikou, Wuhan,  Shanghai, and Guilin.  We also have a facility for limited scale manufacturing, product testing, and storage in the United States located in Carlstadt, New Jersey.

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

 We plan to gradually ramp up production in Guilin over a two to three year period.  In 2014, production of cast resin transformers and switchgears at the Guilin facility reached 3.5 million KVA and 1,220 units respectively in 2014.  We plan to continue ramping up production at our Guilin facility in 2015.  Capital expenditure for the construction at the Guilin facility and acquisition of manufacturing equipment was RMB 63.6 million (US$ 10.4 million) in 2013 and RMB 17 million (US$ 2.8 million) in 2014.

We financed the acquisition of Guilin JTF, construction at the Guilin facility, and the procurement of manufacturing equipment using RMB197.6 million ( US$ 32.4 million) of secured loan facilities, of which RMB 152.1 million(US$ 24.8million) remains outstanding. Currently, we do not plan to further expand the Guilin facility and any future expansion of the Guilin facility will depend on the need for additional manufacturing facility to execute our business plan.

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

Sales Offices in China

We have 36 regional sales offices in China.  We own the sales offices in Beijing, Wuhan, and Heifei and lease office space for remaining 33 sales offices.

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

The following table provides our sales volume in 2014 by product line:

Product Line	Sales Volume	Unit

Cast Resin Transformers	9,746,583	KVA

VPI Reactors	19,860	Units

VPI Transformers	1,235	Units

Switchgears	3,793	Units

Unit Substations	653,795	KVA

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

Goodwill

We adopted amended standards that simplify how entities test goodwill for impairment. These amended standards permit an assessment of qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit in which goodwill resides is less than its carrying value. For reporting units in which this assessment concludes that it is more likely than not that the fair value is more than its carrying value, these amended standards eliminate the requirement to perform goodwill impairment testing. We adopted amended standard, the adoption of these amended standards did not have an impact on our consolidated financial statements. We along with the assistance of an independent third party valuation company  performed a quantitative impairment test at the end of December 31, 2014. We concluded that the fair value is more than the carry amount of the asset.

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

New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (Topic 606), which supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition,” and most industry-specific guidance. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The amendments in the ASU must be applied using either the retrospective or cumulative effect transition method and are effective for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted. We will evaluate the effects, if any, that adoption of this guidance will have on our consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period” (“ASU 2014-12”).  The FASB issued ASU 2014-12 to clarify that a performance target in a share-based compensation award that could be achieved after an employee completes the requisite service period should be treated as a performance condition that affects the vesting of the award.  As such, the performance target should not be reflected in estimating the grant-date fair value of the award.  ASU 2014-12 is effective for the Company for fiscal year 2016, and early adoption is permitted. We will evaluate the effects, if any, that adoption of this guidance will have on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”).  ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable).  When conditions or events raise substantial doubts about an entity’s ability to continue as a going concern, management shall disclose: (i) the principal conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern; (ii) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations; and (iii) management’s plans that are intended to mitigate the conditions or events and whether or not those plans alleviate the substantial doubt about the entity’s ability to continue as a going concern.  ASU 2014-15 is effective for the Company for fiscal year 2016, and early application is permitted.  We do not currently anticipate that ASU 2014-15 will have any impact on the Company’s financial statement disclosures.

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

Summary of Financial Results

The following table presents selected statement of operations data expressed as a percentage of net sales for the years ended December 31, 2014, 2013 and 2012.

	Year ended December 31,
	2014	2013	2012
Net sales	100%	100%	100%
Cost of goods sold	(68.7%)	(67.9%)	(67.3%)
Gross profit	31.3%	32.1%	32.7%
Selling and administrative expenses	(24.7%)	(24.7%)	(25.6%)
Other income	2.0%	1.9%	1.5%
Other expenses	(1.0%)	(0.9%)	(0.8%)
Income taxes	(1.2%)	(1.2%)	(1.1%)

Net income	6.4%	7.2%	6.7%

Year ended December 31, 2014 compared with the year ended December 31, 2013

Net Sales. Net sales increased RMB 74.2 million or 5.3% to RMB 1,472.1 million (US$ 241 million) in the year ended December 31, 2014 from RMB 1,397.9 million (US$ 225.7 million) in the year ended December 31, 2013. Transformers accounted for 70.4% of our net sales. Transformers sales decreased from the prior year primarily due to our OEM customer in US changed their products design resulting less demand of our products.  Switchgear and unit substations accounted for 23.3% of net sales, and line reactors accounted for 6.3% of net sales. The increase in net sales was primarily due to the increase in the sales of switchgears and unit substation. Compared to 2013, we increased switchgear and unit substations sales by approximately RMB 93.4 million (US$ 15.3 million).  The reason for the increase in switchgear and unit substation sales is because we increased production capacity for switchgears and substations in our newly constructed Guilin facility. This increase in production capacity enabled us to sell switchgears and substations to customers in markets in which we did not focus previously because of a lack of available switchgears and substations due to production restraints. Export sales reached to RMB 122.7 million (US$ 20.1 million) in 2014 which is RMB 24 million (US$ 3.9 million) lower than the export sales in 2013. The decrease in exporting sales was primary due to overall slowdown in the wind transformers market in United States.

Cost of Goods Sold. Cost of goods sold increased RMB 62 million  or 6.5% to RMB 1,011.1 million (US$165.5 million) in the year ended December 31, 2014 from RMB 949.1 million (US$ 153.3 million) in the year ended December 31, 2013. The increase in cost of goods sold was due to increase in sales volume. Cost of goods sold as a percentage of sales increased by 0.8 % in the year ended December 31, 2014 to 68.7% from 67.9% in the year ended December 31, 2013. The increase in percentage was mainly the result of decrease in the average selling price. The price for our raw materials was not impacted by inflation due to sufficient supply. Raw materials are the major component of our products cost, the relative stable materials price in 2014 resulting in the cost of goods sold as percentage of sales to remain on par with prior year.

Gross Profit. Gross profit increased RMB 12.2 million  or 2.7% to RMB 461 million (US$75.5 million) in the year ended December 31, 2014 from RMB 448.8 million in the year ended December 31, 2013. As a percentage of sales, gross profit decreased from 32.1% in the year ended December 31, 2013 to 31.3% in the year ended December 31, 2014.  This decrease also resulted from the aforementioned decrease in average selling price. The gross profit as percentage of sales remain stable as compared the year 2013 due to the stable material price as aforementioned.

Selling and Administrative. Selling and administrative expenses increased by RMB 18.5 million or 5.3% to RMB 363.9 million (US$59.6 million) in the year ended December 31, 2014 from RMB 345.4 million (US$ 55.7 million) in the year ended December 31, 2013. The increase in selling and administration expense was primary due to increase of the number of employees as a result of ramping up newly completed Guilin facility. Compared with 2013, Guilin incurred RMB 10.4 million more in selling and administrative expenses in  2014.  As a percentage of sales, selling and administrative expenses remains on par with 2013.

Interest Expense. Interest expense increased RMB 1.4 million or 10.9 % to RMB 14.2 million (US$ 2.3 million) for the year ended December 31, 2014 from RMB 12.8 million (US$ 2.1 million) for the year ended December 31, 2013. This increase was mainly due to the fact that interest expense was partially capitalized in 2013. Since the capitalization of interest expense ceased upon completion of Guilin’s construction no  interest expenses were  capitalized in the year 2014.

Income Tax. Income tax expense increased RMB 0.5 million or 3% to RMB 17.1 million (US$2.8 million) for the year ended December 31, 2014 from RMB 16.6 million (US$ 2.7 million) for the year ended December 31, 2013. The increase was mainly due to higher income rate for some of entities in China.

Net Income. Net income decreased RMB 7.8 million or 7.6% to RMB 94.8 million (US$ 15.5 million) in the year ended December 31, 2014 from RMB 102.6 million (US$ 16.6 million) in the year ended December 31, 2013. The decrease in net income was mainly the result of an increase in selling and administrative expenses . As a percentage of sales, net income decreased from approximately 7.4% in the year ended December 31, 2013 to approximately 6.4% in the year ended December 31, 2014.

Basic Earnings Per Share. Basic earnings per share decreased RMB 0.48 or 7.6% from RMB 6.32 (US$ 1.02) in the year ended December 31, 2013 to RMB 5.84 (US$ 0.96) in the year ended December 31, 2014.

Year ended December 31, 2013 compared with the year ended December 31, 2012

Net Sales. Net sales increased RMB 72.9 million or 5.5% to RMB 1,397.9 million (US$ 225.7 million) in the year ended December 31, 2013 from RMB 1,325 million (US$ 210.5 million) in the year ended December 31, 2012. Transformers accounted for 76.6% of our net sales. Switchgear and unit substations accounted for 17.9% of net sales and line reactors accounted for 5.5% of net sales. The increase in net sales was primarily due to increase in the sales of switchgears and unit substation in China. Compared to 2012, we increased switchgear and unit substations sales by approximately RMB 86.8 million (US$ 14 million) in 2013.  The reason for the increase in switchgear and unit substation sales is because we increased production capacity in our newly constructed Guilin facility that enabled us to increase sales and compete in the market of switchgear and unit substation. Export sales reached to RMB 146.7 million (US$ 23.4 million) in 2013 which is RMB 21.6 million (US$ 3.5 million) lower than the export sales in 2012. The decrease in exporting sales was primary due to overall slowdown in the wind transformers market in Europe.

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

During 2014, the RMB remained relatively stable against the U.S. Dollar.  Domestic sales in China accounted for 91.7% of our net sales.  Sales in China are priced in Renminbi.  Exports accounted for 8.3 % of our net sales.  Exports are either priced in U.S. Dollars or Euros.  We procured most of our raw materials from China and paid for these materials using RMB.  We procured less than 10% of our raw materials from abroad and paid for these materials using the U.S. Dollar or Euros.  Because most of our operations are conducted in China using RMB, the RMB’s appreciation against the U.S. Dollar did not have a material adverse effect on our business.

Political and Economic Risks

Our operations in China are subject to several potential political and economic risks. See Item 3. Key Information – Risk Factors – Risks Related to our Chinese Operations.

B.         Liquidity and Capital Resources

Sources of Funds

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 100.0 million (US$16.4 million).  As of December 31, 2014, no amounts were outstanding  under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 5.6% per annum for the year ended December 31, 2014. This facility expires in March 2016.

Hainan Jinpan has a working capital credit facility from Bank of Communication for RMB 120 million  (US$19.6 million). As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility bears interest at the benchmark rate set by the People’s Bank of China. This credit facility expired in expired December 2014 and we are negotiating a new credit facility the Bank of Communication on similar terms as the old credit facility.

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 203 million  (US$33.2 million).  This credit facility bears interest at LIBOR plus a margin rate.  As of December 31, 2014, no amounts were outstanding under this credit facility.  This facility expires in March 2016.

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 100 million (US$16.3 million). This credit facility bears interest at the benchmark rate set by the People’s Bank of China. As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility will expire in June 2015 and we intend to extend this credit facility.

Hainan Jinpan has an oral agreement of unsecured letter of credit facility from the Industrial and Commercial Bank of China for RMB 130 million (US$21.3 million). This credit facility bears interest at LIBOR plus a margin rate. As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility will expire in June 2015 and we intend to extend this credit facility.

Hainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 180 million (US$29.4 million). As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility bears interest at LIBOR plus a margin rate. This credit facility expired in expired in December 2014 and we are negotiating a new credit facility with the Bank of Communication on similar terms as the old credit facility.

Shanghai Jinpan has a credit facility from Bank of China for RMB 90 million (US$ 14.7 million) of which 60 million (US$ 9.8 million) was working capital facility and RMB 30 million (US$4.9 million was letter of credit facility.  As of December 31, 2014, no amounts were outstanding  under this credit facility. This credit facility bears interest according to the benchmark rate set by the Bank of China. This credit facility  expired in February 2015 and we are negotiating a new credit facility with the Bank of Communication on similar terms as the old credit facility.

Hainan Jinpan has a credit facility from Nanyang Commercial Bank for RMB 100 million (US$16.34million) of which RMB 50 million(US$ 8.17million) was working capital facility and RMB 50 million(US$ 8.17million) was letter of credit facility. As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility bears interest according to the benchmark rate set by the Bank of China. This credit facility expires in April 2015 and we are negotiating a new credit facility with  Nanyang Commercial Bank on similar terms as the old credit facility.

Hainan Jinpan has a credit facility from China CITIC  Bank for RMB 200 million (US$ 32.69 million). As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility bears interest according to the benchmark rate set by the Bank of China. This credit facility expired in March 2015 and we are negotiating a new credit facility with China CITIC  Bank on similar terms as the old credit facility.

Guilin JFT has two credit facilities with the Bank of Communications, a long term credit line for fixed asset investment and a short term credit line for working capital totaling   RMB 350 million (US$57.2 million).  The fixed asset credit line is in the amount of RMB 210 million (US$34.3 million) and carries an interest rate of People’s Bank of China bench mark rate x 1.05 per annum.   Our borrowings under this credit line accrued interest at an average interest rate 6.88% per annum for the year ended December 31, 2014.  Loans made under this credit line must be applied to fixed asset investment at the Company’s Guilin facility and was secured by the fixed assets investment at Guilin.  As of December 31, 2014, there was RMB 152.1 million (US$24.9 million) outstanding under this credit facility. The credit line has a term of seven years. Repayment of loan principal is scheduled over a seven year period, from 2013 to 2019. The working capital credit line is in the amount of RMB 140 million (US$22.9 million) and carries an interest rate of People’s Bank of China bench mark rate x 1.05 per annum. Loans made under this credit line must be applied to the working capital of the Company’s Guilin facility.   The credit line has a term of two years.  The loan principal must be repaid in full annually. As of December 31, 2014, no amounts were outstanding under this credit facility.

Jinpan Realty has a long term mortgage bank loan of US$1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan is secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years. Jinpan Realty amended the loan agreement with Enterprise Bank on December 1, 2013.  The interest rate is fixed at 4.75% per annum effective December 1, 2013 and the loan matures on October 1, 2019. There was approximately RMB 8.5 million (US$1.4 million) outstanding as of December 31, 2014.

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

At December 31, 2014, we had working capital of RMB 933.1 million (US$ 152.5 million) compared to RMB 868.1 million (US$ 142.4 million) at December 31, 2013.

In our opinion, we believe that our cash balances and cash generated from operation, supplemented as needed by financing activities including obtaining short-term bank loans from our loan facilities in China are sufficient for our present capital requirements.

Analysis of Cash Flows

In 2014, net cash provided by operating activities of RMB 126.2 million (US$ 20.7 million) primarily resulted from income generated from operations, increase in inventories, prepaid expenses, accounts payable, notes payable and advances from customers. In 2014, inventories and prepaid expenses increase by RMB 101 million and RMB 102 million, respectively.  This increase was mainly due to the expectation of material price increase, and as a result, the Company stored more inventories and increased prepaid to materials supplier in order to secure a lower price. The increase in accounts payable and notes payable primary resulted from extension of payment terms from suppliers. In 2014, we negotiated better credit line and longer credit term from suppliers as compared with prior year. The increase in advances from customers was due to the enhancement of our credit policies that required certain customers with lower credit rating to pay us in advance.

In 2013, net cash provided by operating activities of RMB 88.8 million (US$ 14.3 million) primarily resulted from income generated from operations, increase in accounts payable, notes payable and other payable. In 2013, accounts receivable increased by RMB 125 million (US$ 20.2 million) primarily resulting from an increase in average accounts receivable collection period from 212 days to 231 days. For some customers, we provide payment term based on the progress of their projects which may exceed the normal term of 30 days to 180 days. In addition, solar panels manufacturers over expanded their capacities prior to the year 2012 resulted oversupply of their products and slowdown of the industry. The European Union also imposed anti-dumping measures on some Chinese solar panels manufacturers who rejected amicable settlement. The overall slowdown in China’s solar panel industry impacted our accounts receivable collection period. We expect average accounts receivable collection period to trend lower once the solar panels industry recovered. The increase in accounts payable and notes payable primary resulted from the increase in purchase from supplier due to increase in sales in 2013.

In 2014, net cash used in investing activities of RMB 77.3 million (US$ 12.7 million) primarily resulted from  purchasing of new equipment and increasing  investment in short term financial products provided by our banks.  In 2013, net cash used in investing activities of RMB 30.7 million (US$ 4.9 million) primarily resulted from construction of production facilities and purchasing of equipment for our Guilin and Shanghai facilities.

In 2014, net cash used by financing activities of RMB 118 million (US$ 19.3 million) primarily resulted from net repayment of bank loans of RMB 102.2 million (US$ 16.7 million), and  a dividend payment of RMB 15.9 million (US$ 2.6 million). In 2013, net cash used by financing activities of RMB 24.3 million (US$ 3.9 million) primarily resulted from net repayment of bank loans of RMB 13.5 million (US$ 2.2 million), and a dividend payment of RMB 12.1 million (US$ 2.0 million).

Capital Expenditures and Requirements

Our principal commitments consist of a long-term obligation outstanding under operating leases on certain buildings and apartments, employee contracts, capital commitments and bank loans. For more information on these commitments, see “Tabular Disclosure of Contractual Obligations” below.

We had capital expenditures of RMB 28 million (US$ 4.6 million) for 2014.  RMB 14 million (US$ 2.3 million) were used in construction of our own used photovoltaic power station and RMB 14 million (US$ 2.3 million) were used to purchased equipment.   In 2015, we expect capital expenditures of RMB 15 million (US$ 2.5 million) for replacement of old equipment.

We anticipate, based on management’s internal forecasts and assumptions relating to our operations, that our existing cash and funds generated from our operations, together with our existing financing agreements, will be sufficient to meet our working capital and capital expenditure requirements for the next 12 months.

C.         Research and Development

Our R&D strategy is to develop new products and to expand the application of our existing product lines with objective of addressing a broader market. Our R&D efforts in 2014 focused on developing products for E3 grade product, nuclear power transformers, large-capacity water-cooled transformer. In 2014, we finished 19 projects development, such as wind turbine cast resin multi-pulse phase shift rectifier transformer, Dry type power transformer optimization project, inshore and offshore wind turbine transformer development.

We were granted numerous patents relating to our products technology by the PRC government in 2014 and during the first two months of 2015. Such as A Supporting Structure for Dry-type Transformer Coil,  An Insulate Structure for Amorphous Alloy Dry-Type Transformer, An Explosion-proof Device for Gas Insulated Metal Clad Switchgear, and etc.

D.         Trends

Based on forecasts provided by our customers, we expect domestic China sales will slow down in 2015 and international sales will be slightly improved in 2015 compared to 2014.

With regard to materials prices, we expect prices of copper, aluminum, and epoxy resin to remain relatively stable in 2015.  We expect silicon steel prices to trend higher. At this time, we do not expect a significant or sudden rise in materials prices that would have a material adverse effect on our gross margins.

E.         Off-Balance Sheet Arrangements

None.

F.          Tabular Disclosure of Contractual Obligations

Our material contractual obligations are composed of operating lease commitments, employees contracts, capital commitments and repayment of bank loans. The table below provides a summary of the Company’s contractual obligations at December 31, 2014.

	Payments due by period (RMB in thousands)
Contractual Obligations	Total	Less than 1 year	1-3 Years	4-5 years	More than 5 years
Operating Lease Obligations	4,386	1,656	858	716	1,156
Employees Contracts (1)	230,686	41,094	50,285	23,269	116,038
Capital Commitments (2)	2,856	2,856	-	-	-
Interest Cost (3)	40,413	10,356	20,557	9,500	-
Bank loans	160,553	401	39,413	120,739	-
Total	437,828	55,297	111,113	154,224	117,194

(1)
Our employees in China include 291 engineers and technicians, 451 management and administrative personnel, 156 marketing and sales personnel, and 835 factory personnel, while employees in the United States include management, administrative, technical, and marketing personnel. All of the employees except US employees are contract employees and have entered into renewable employment contracts with us. Terms of the employment agreements with management, engineers, marketing and sales personnel and technicians range from two to five years and terms of the employment agreements with administrative personnel range from six months to one year.

(2)	Capital commitments related to the purchase of our new equipment and machinery.

(3)
The calculation of interest cost is based on the interest rate ranging from 4.75% to 6.87% , applied to the ending long term loan balance outstanding at December 31, 2014. The outstanding loan was from our credit facilities with Enterprise Bank and Bank of Communications. For more details of this loan, see “B. Liquidity and Capital Resources” within this item above.

Item 6.     Directors, Senior Management and Employees.

A.        Directors and Senior Management

Our directors and executive officers are as follows:

Name	Age	Position
Li Zhiyuan	60	Chairman of the Board of Directors, President, and Chief Executive Officer
Ling Xiangsheng	63	Vice Chairman of the Board of Directors and Vice President
Jing Yuqing	52	Secretary
Mark Du	54	Principal Financial Officer
Jing Zhang	40	Director
Li-wen Zhang	62	Director
Donald S. Burris	72	Director
Cai Xu	51	Director

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

Jing Yuqing has served as our Secretary since April 1997, the President of our subsidiary Jinpan USA since 2000, and a director of our subsidiary Jinpan Hainan since 1993. From 1997 to 2002, Ms. Jing served as a director on our board. From October 1988 to December 1992, Ms. Jing was employed by the Hainan Electric Bureau Electric Planning Department as manager of the electrical engineering department. From September 1984 to October 1988, Ms. Jing performed designing services for the Liaoning Electric Designing Institute. Ms. Jing is married to  Li Zhiyuan, our Chairman of the Board of Directors, President, and Chief Executive Officer.

Mark Du has served as our Principal Financial Officer since August 2002. From January 1993 to December 2000, Mr. Du has been Controller of PC Warehouse, Inc., a worldwide company headquartered in New Jersey, with 24 subsidiaries companies located throughout the United States. From September 1987 to December 1992, Mr. Du served in different accounting positions in various accounting firms and companies. Mr. Du received his Masters in Business Administration in Accounting from Pace University in 1987 and is a CPA( inactive status).

Zhang Jing was elected to our Board of Directors in November 2014.  Since September 2012, Ms. Zhang has worked as a life coach for Pathfinder Coach Jing LLC.  From December 2010 to September 2012, she served as Tax Manager at Jackson National Life Insurance Company and from June 1998 to November 2010, she served in various capacities at Deloitte Tax LLP, most recently as Senior Manager.  Ms. Zhang holds a Master degree in Taxation from DePaul University and a B.A. degree in Accounting from University of Illinois – Urbana Champaign.  She is a Certified Public Accountant.

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

B.         Compensation of Directors and Officers

The total compensation paid to our directors and officers during fiscal year 2014 was US$ 1,255,493 comprised of salaries in the amount of US$ 970,094 and bonuses in the amount of US$ 285,398. During 2014, we issued 203,200 options to purchase common shares to our directors and officers. We did not reserve for any pension, retirement or similar benefits for our directors and officers.

C.            Board Practices

All of our directors hold office until the next annual meeting of shareholders and until their successors have been elected and qualified. Our officers are elected by the Board of Directors at the first Board of Directors meeting after each annual meeting of shareholders and hold office until the earlier of the next annual meeting of shareholders, death, resignation, or upon removal from office.

None of our directors have service contracts with us or our subsidiaries providing for benefits upon termination of their employment.

Our Audit Committee consists of Jing Zhang, Donald S. Burris, and Dr. Li-Wen Zhang, all of whom are independent directors under the rules of the Nasdaq Stock Market. Ms. Zhang is the chair of Audit Committee and also meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC. The Audit Committee oversees our auditing procedures, receives and accepts the reports of our independent certified public accountants, oversees our internal systems of accounting and management controls, and makes recommendations to the Board of Directors as to the selection and appointment of our auditors. The Audit Committee is governed by the terms of the Charter of the Audit Committee of the Board of Directors.

Our Compensation Committee consists of Donald S. Burris, Jing Zhang and Li-Wen Zhang. Mr. Donald S. Burris is the chair of the Compensation Committee. The function of the Compensation Committee is to administer the 2006 Stock Incentive Plan and to have authority over the salaries, bonuses, and other compensation arrangements of our executive officers.

Our Nominating and Corporate Governance Committee consists of Li-Wen Zhang, Donald S. Burris, and Jing Zhang. Dr. Li-Wen Zhang is the chair of the Nominating and Corporate Governance Committee. This committee (1) identifies individuals qualified to become members of the Board, (2) selects, or recommends to the Board, the director nominees for the next annual stockholders meeting, (3) selects candidates to fill any vacancies on the Board; and (4) develops and recommends to the Board a set of corporate governance principles applicable to the corporation.

D.         Employees

As of December 31, 2014, we had 1,733 employees in China, consisting of 291 engineers and technicians, 451 management and administrative personnel, 156 marketing and sales personnel and 835 manufacturing personnel. We also had 10 employees in the United States, consisting of two management and administrative personnel, five marketing and sales personnel, two accounting personnel, and one legal personnel.

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

Item 7.     Major Shareholders and Related Party Transactions.

A.        Major Shareholders

The following table sets forth specific information as of April 24 , 2015, to the best of our knowledge, concerning the beneficial ownership of (i) persons or entities who, to our knowledge, beneficially own more than 5.0% of our outstanding common shares, (ii) each of our directors and officers, and (iii) the number of our common shares beneficially owned by all officers and directors as a group.

Title of Class	Name of Beneficial Owner	Amount Owned(1)	Percent of Class

Common Shares	Li Zhiyuan (2)	3,986,657	24.3%
Common Shares	Ling Xiangsheng (3)	651,575	4.0%
Common Shares	Jing Yuqing (4)	3,986,657	24.3%
Common Shares	Mark Du (5)	59,350	*
Common Shares	Jing Zhang	-	*
Common Shares	Li-wen Zhang (6)	24,863	*
Common Shares	Donald S. Burris (7)	24,745	*
Common Shares	Cai Xu	-	-
Common Shares	All officers and directors as a group (7 persons) (8)	4,746,640	28.9%
Common Shares	First Wilshire Securities Management, Inc. (9)	1,315,951	8.0%

*	Represents share ownership of less than one percent (1%).

(1)	We believe that all persons named in the table have sole investment power with respect to all shares of common shares beneficially owned by them, unless otherwise noted in these footnotes.

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

(3)
Represents (i) 612,992 common shares and (ii)38,583 common shares issuable upon exercise of currently exercisable share options. The options have an exercise price and expiration dates ranging from US$5.53 to US$10.83 per share and March 6, 2016 to March 3, 2022 respectively.

(4)
Represents (i) 1,200,052 common shares (ii) 2,650,739 common shares beneficially owned by Li Zhiyuan, the husband of Ms. Jing  as to which Ms. Jing disclaims beneficial ownership, and (iii) 135,866 shares of common shares issuable upon exercise of currently exercisable share options held by Mr. Li and Ms. Jing. The options have an exercise price and expiration dates ranging from US$5.53 to US$10.83 per share and March 6, 2016 to March  3, 2022 respectively.

(5)
Represents 59,350 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates which range from US$5.53 to US$10.83 and March 6, 2016 to March 3, 2022, respectively.

47

(6)
Represents (i) 5,000 common shares and (ii) 19,863 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dated ranging from US$5.53 to US$10.83 and March 6, 2016  to March 3, 2022, respectively.

(7)
Represents (i) 1,700 common shares and (ii) 23,045 common shares issuable upon exercise of currently exercisable share options. The options have exercise prices and expiration dates ranging from US$5.53 to US$10.83 and March 6, 2016   to March 3, 2022, respectively.

(8)	Represents (i) 4,469,933 common shares and (ii) 301,236 common shares issuable upon exercise of currently exercisable share options issued to all directors and executive officers.

(9)	According to a Schedule 13G (Amendment No. 3) filed with the SEC on February 17, 2015, The Principal business address is 1214 East Green Street, suite 104, Pasadena, CA 91106.

As of April 14, 2015, 16,418,456 common shares were issued and outstanding and were held by 17  record holders in the United States.

Our shareholders who beneficially own 5.0% or more of the common shares outstanding do not have different voting rights from other shareholders.

Since April 28, 2012, beneficial ownership percentages for Mr. Li and Mrs. Jing, have increased by 0.3% and 0.3% respectively and Mr. Ling has increased by 0.1%, to the percentages as indicated in the chart above.

B.         Related Party Transactions

None.

C.         Interests of Experts and Counsel.

Not applicable.

Item 8.     Financial Information.

A.         Consolidated Statements and Other Financial Information

See Item 18.

Export Sales

For the year ended December 31, 2014, our export sales were US$ 20.1 million or 8.3% of net sales.

Dividend Policy

Any future payment of dividends is within the discretion of our board of directors and will be dependent upon, among other things, our earnings, and capital requirements, financing agreement covenants, our financial condition and applicable Chinese and BVI laws. To the extent that our board of directors may decide to pay cash dividends in the future, these dividends will be declared from the retained earnings, e.g., surplus, as determined by resolution of our board.

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

In January 2010, the board of directors declared a two-for-one forward stock split and a post-split full year dividend of US$ 0.14 per share.  We made the first distribution of US$ 0.07 per share on February 25, 2010, and a second distribution of US$ 0.07 per share on July 20, 2010. In January 2011, the board of directors declared a dividend of US$ 0.14 per share.  We made the first distribution of US$ 0.07 per share on February 10, 2011 and a second distribution of US$ 0.07 per share on July 26, 2011. In January 2012, the board of directors declared a dividend of US$ 0.14 per share.  We made the first distribution of US$ 0.07 per share on February 8, 2012 and we made the second distribution of US$ 0.07 per share on July 12, 2012. We also declared a special dividend of US$ 0.04 per common share on November 29, 2012 which was paid on December 21, 2012. In According to the board of directors’ resolution on November 29, 2012, the company began to pay quarterly dividend of US$0.03 per common share in 2013. We did not declare any more dividend in 2013. In February, 2014, the board of directors declared an annual dividend of US$ 0.16 per common share in the year 2014 and US$ 0.04 cash dividend to be distributed at the end of each quarter.

Legal Proceedings

Neither we nor our subsidiaries is a party to, nor is our property or the property of our subsidiaries’ the subject of, any pending legal or arbitration proceeding that is material.

B.         Significant Changes

None.

Item 9.     The Offer and Listing.

A.         Offer and Listing Details

Trading Prices and Markets

The following tables set forth the high and low sales prices for our common shares, as publicly traded on the NASDAQ Global Select Market (the “NASDAQ”) for: (i) the five most recent full financial years, (ii) each full financial quarter for the two most recent full financial years, and (iii) for each month, during the six months of November 2014 through April 2015.  All of the prices below have been adjusted to reflect the two-for-one stock split of our common shares, effective February 6, 2010, as if such reverse split had been in effect during the periods indicated.

	(in US$)
Year Ended	High	Low
2010	26.44	9.51
2011	14.94	6.75
2012	9.46	4.35
2013	8.90	4.38
2014	9.90	5.91

Quarter Ended	High	Low
March 31, 2013	6.33	4.94
June 30, 2013	5.75	4.38
September 30, 2013	7.86	4.84
December 31, 2013	8.90	5.86
March 31, 2014	9.90	6.72
June 30, 2014	8.23	6.40
September 30, 2014	8.59	5.91
December 31, 2014	8.00	6.05
March 31, 2015	6.62	4.44
April 30, 2015 (through April 15, 2015)	4.53	3.87

Month	High	Low
November 2014	7.77	7.36
December, 2014	7.59	6.05
January, 2015	6.62	4.54
February, 2015	5.45	5.00
March, 2015	5.29	4.44
April, 2015 (through April 15, 2015)	4.53	3.87

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

E.         Taxation

The following discussion is a summary of all material anticipated British Virgin Islands, Chinese  and United States tax consequences of an investment in our common shares for security holders located in the United States. The discussion does not deal with all possible tax consequences relating to an investment in our common shares and does not purport to deal with the tax consequences applicable to all categories of investors, some of which (such as dealers in securities, insurance companies and tax-exempt entities) may be subject to special rules. In particular, the discussion does not address the tax consequences under state, local and other national (e.g., non-Chinese, non-British Virgin Islands, and non-United States) tax laws. Accordingly, each investor should consult his own tax advisor regarding the particular tax consequences to him of an investment in our common shares. The following discussion is based upon laws and relevant interpretations relating to our common shares currently in effect, all of which are subject to change.

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

We maintain letters of credit with several banking institutions in the PRC. These facilities bear interest at rates that fluctuate based on the prime rate as declared by the Bank of China. As a result, changes in interest rates also impact our interest expense associated with these facilities.  If the interest rate on our credit facilities had been 1% higher, an additional RMB 2.3 million (US$ 0.38 million) of interest expense could have been incurred throughout the year 2014. (For more details on our loans with banking institutions in the PRC, see “Item 5. Operating and Financial Review and Prospects – B. Liquidity and Capital Resources)

Item 12.          Description of Securities Other than Equity Securities.

Not Applicable.

Part II

Item 13.          Defaults, Dividend Arrearages and Delinquencies.

None.

Item 14.          Material Modifications to the Rights of Security Holders and Use of Proceeds.

None.

Item 15.          Controls and Procedures

(a)        Disclosure Controls and Procedures

As of the end of the period covered by this Annual Report, an evaluation was performed under the supervision and with the participation of our management, including the chief executive officer and chief financial officer, of the effectiveness of the design and operation of our disclosure controls and procedures (as defined in Rules 13a-15(e) and 15d-15(e) of the Exchange Act). Based on that evaluation, our management, including the chief executive officer and chief financial officer, concluded that at December 31, 2014, the Company’s disclosure controls and procedures were effective to give reasonable assurance that information required to be disclosed by us in the reports that we file under the Exchange Act, is i) recorded, processed, summarized and reported within the time periods specified in the SEC’s rules and forms and ii) accumulated and communicated to management, including our principle executive and financial officers to allow timely decisions regarding required disclosure.

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

57

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

Management conducted an evaluation of the effectiveness of our internal control over financial reporting on the 2013 Internal Control - Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on our evaluation, management concluded that our internal control over financial reporting was effective as of December 31, 2014

Our independent registered public accounting firm, Grant Thornton China, has issued an audit report on the effectiveness of our internal control over financial reporting as of December 31, 2014, which is included herein.

 (c)        Attestation Report of the Registered Public Accounting Firm

The effectiveness of our internal control over financial reporting as of December 31, 2014 was audited by Grant Thornton, an independent registered public accounting firm, as stated in their report included under Item 18 of this Annual Report on Form 20-F.

(d)         Changes in Internal Controls Over Financial Reporting

As a result of a material weakness in our internal control over financial reporting identified in our Annual Report on Form 20-F for the year ended December 31, 2013, management implemented changes to our internal control over financial reporting during the period covering this Annual Report. Specifically, in 2013, our review of account receivable allowance methodology and calculation did not operate at a level of precision that would prevent detection and correct a material misstatement. The Company’s management determined that this control deficiency constituted a material weakness that resulted in a material error to our accounts receivable in our 2013 annual consolidated financial statements, which were corrected prior to issuance of the Company’s consolidated financial statements for that year.  During the period covered by this Annual Report, we took steps to enhance our accounts receivables policies and procedures and remediated the material weakness in our internal control over financial reporting that existed as of December 31, 2013. Specifically we  performed a comprehensive reevaluation of our policies and procedures for estimating accounts receivable reserves.  This process resulted in changes to our policies and procedures and related internal control and the hiring of additional accounting resources.

Item 16A.  Audit Committee Financial Expert

Jing Zhang, a member of our Audit Committee, meets the criteria of an “Audit Committee Financial Expert” under the applicable rules and regulations of the SEC, and his designation as the Audit Committee’s Financial Expert has been ratified by the Board. Mrs. Zhang is “independent”, as that term is defined in the Nasdaq Marketplace Rules.

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

All (100%) services performed by Grant Thornton during 2013 and 2014 were reported to, and the services proposed to be provided during 2013 and 2014 were pre-approved by, the Audit Committee in accordance with the procedures outlined above.

The following table provides information regarding fees we paid to our auditors for all services, including audit services, for the years ended December 31, 2013 and 2014.

	Year Ended December 31, 2014	Year Ended December 31, 2013
Audit Fees	RMB 2,060,000	RMB 2,000,000
Audit Related Fees	-	-
Tax Fees	-	-
All Other fees	-	-
Total	RMB 2,060,000	RMB 2,000,000

“Audit Fees” are the aggregate fees billed for the audit of our annual financial statements. This category also includes services that generally the independent accountant provides, such as statutory audits, consents and assistance with and review of documents filed with the SEC.

There were no audit-related, tax or other fees billed by our principle auditor during the years ended December 31, 2014 and 2013.

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

4.4	License Agreement dated January 19, 2005, between Hainan Jinpan Electric Co., Ltd. and Schneider Electric (China) Investment Co., Ltd. (2)

4.5	Amendment dated April 10, 2008, between Hainan Jin Pan Electric Co. Ltd. and Schneider Electric (China) Investment Co. Ltd. amending the License Agreement dated January 19, 2005. (2)

4.6	Summary of the Agreement between Hainan Jinpan Electric Co. Ltd. and Siemens Ltd. China to license SIVACON 8PT low-voltage switchboard. (3)

4.7	Summary of Agreement between Hainan Jinpan Electric Co. Ltd. and Hainan Si Hai Industrial Commercial Consolidated Company to lease factory building in the Haikou facility (3)

4.8	Summary of the Agreement between Jinpan Electric Group (Shanghai) Co. Ltd. and Beijing Shi Xin Steel Frame Co. Ltd. to construct steel frame for factory building in the Shanghai facility. (3)

4.9	Summary of Agreement between Jinpan Electric Group (Shanghai) Co. Ltd. and Shanghai Kai Tian Construction Group Co. Ltd. to construct factory building in the Shanghai facility. (3)

4.10
Summary of the Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Zhe Jiang Qing Ye Construction Design Co. Ltd. to design factory buildings, roads, and associated networks in the Guilin facility

4.11	Summary of Agreement between Guilin Jun Tai Fu Construction and Development Co. Ltd. and Guilin Institute of Survey Design to conduct construction site survey in the Guilin facility. (3)

4.12	Summary of mortgage agreement between China Bank of Communications Guilin Branch and Guilin Jun Tai Fu Construction and Development Co. Ltd. (4)

4.13	Summary of guaranty agreement between China Bank of Communications Guilin Branch and Hainan Jinpan Electric Co. Ltd. (4)

4.13	Summary of export invoice financing master agreements between the Industrial and Commercial Bank of China and Hainan Jinpan Electric Co. Ltd. (5)

4.14	Summary of technology licensing agreement between Schneider Electric (China) Co. Ltd. and Hainan Jinpan Electric Co. Ltd. for MVnex HP Switchgear. (5)

8.1*	List of Subsidiaries

12.1*	Certification of the Principal Executive Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.

12.2*	Certification of Principal Financial Officer pursuant to 17 C.F.R. 240.13a-14(a), as adopted pursuant to § 302 of the Sarbanes-Oxley Act.

13.1*	Certification of Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. 1350, as adopted pursuant to § 906 of the Sarbanes-Oxley Act.

14.1*	Consent of Grant Thornton, China.

101. INS*	XBRL Instance

101.SCH* 101.CAL*	XBRL Taxonomy Extension Schema XBRL Taxonomy Extension Calculation

101.DEF*	XBRL Taxonomy Extension Definition

101.LAB*	XBRL Taxonomy Extension Label

101.PRE*	XBRL Taxonomy Extension Presentation

*	Filed herewith.

(1)
Filed as an exhibit to Jinpan International Limited’s Registration Statement on Form F-1 (File No. 333-8198), filed with the Securities and Exchange Commission on November 22, 1997, and incorporated herein by reference.

(2)
File as an exhibit to Jinpan International Limited’s Report of Foreign Private Issuer on Form 6-K, filed with the Securities and Exchange Commission on November 12, 2009 and incorporated herein by reference.

(3)
File as an exhibit to Jinpan International Limited’s Annual Report on Form 20-F for the year ended December 31, 2011, filed with the Securities and Exchange Commission on April 30, 2012 and incorporated herein by reference.

(4)
File as an exhibit to Jinpan International Limited’s Annual Report on Form 20-F for the year ended December 31, 2012, filed with the Securities and Exchange Commission on April 30, 2013 and incorporated herein by reference

(5)
File as an exhibit to Jinpan International Limited’s Annual Report on Form 20-F for the year ended December 31, 2013, filed with the Securities and Exchange Commission on April 30, 2014 and incorporated herein by reference.

SIGNATURES

The registrant hereby certifies that it meets all of the requirements for filing on Form 20-F and that it has duly caused and authorized the undersigned to sign this annual report on its behalf.

JINPAN INTERNATIONAL LIMITED

By:	/s/ Li Zhiyuan
Name:	Li Zhiyuan
Title:	Chief Executive Officer
(Principal Executive Officer)

April 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited the accompanying consolidated balance sheets of Jinpan International Limited (a British Virgin Islands company) and its subsidiaries (the “Company”)  as of December 31, 2014 and 2013, and the related consolidated statements of comprehensive income, changes in shareholders’ equity, and cash flows for each of the three years in the period ended December 31, 2014. These financial statements are the responsibility of the Company’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

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

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Jinpan International Limited and its subsidiaries as of December 31, 2014 and 2013, and the results of their operations and their cash flows for each of the three years in the period ended December 31, 2014 in conformity with accounting principles generally accepted in the United States of America.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the Company’s internal control over financial reporting as of December 31, 2014, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO), and our report dated April 30, 2015 expressed an  unqualified opinion.

/s/ Grant Thornton
Shanghai, The People’s Republic of China
April 30, 2015

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Jinpan International Limited

We have audited internal control over financial reporting of Jinpan International Limited (a British Virgin Islands company) and its subsidiaries (the “Company”) as of December 31, 2014, based on criteria established in the 2013 Internal Control—Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). The Company’s management is responsible for maintaining effective internal control over financial reporting and for its assessment of the effectiveness of internal control over financial reporting included in the accompanying Management’s Annual Report on Internal Control over Financial Reporting appearing under Item 15. Our responsibility is to express an opinion on the Company’s internal control over financial reporting based on our audit.

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

In our opinion, the Company maintained, in all material respects, effective internal control over financial reporting as of December 31, 2014, based on criteria established in the 2013 Internal Control—Integrated Framework issued by COSO.

We also have audited, in accordance with the standards of the Public Company Accounting Oversight Board (United States), the consolidated financial statements of the Company as of and for the year ended December 31, 2014, and our report dated April 30, 2015 expressed an unqualified opinion on those financial statements.

/s/ Grant Thornton

Shanghai, The People’s Republic of China
April 30, 2015

Jinpan International Limited and Subsidiaries

Consolidated Balance Sheets

As of December 31, 2014 and 2013

			December 31,
		2014	2014	2013
	Notes	US$	RMB	RMB
		(In thousands, except number of shares and per share data)
Assets
Current assets:
Cash and cash equivalents		13,209	80,826	149,874
Restricted cash		1,178	7,210	8,024
Short-term investment	4	13,156	80,500	30,000
Notes receivable		11,557	70,718	96,341
Accounts receivable, net	5	140,225	858,037	881,646
Inventories	6	50,003	305,967	204,942
Prepaid expenses		20,856	127,619	25,630
Deferred tax assets	10	2,515	15,388	12,920
Other receivables		6,901	42,229	42,013
Total current assets		259,600	1,588,494	1,451,390

Property, plant and equipment, net	8	73,976	452,659	460,932
Construction-in-progress	8	2,693	16,481	23,092
Land use right	7	14,856	90,902	92,777
Goodwill		13,768	84,246	84,246
Other assets		106	649	757

Total assets		364,999	2,233,431	2,113,194

Liabilities and shareholders’ equity

Current liabilities:

Short-term bank loans	11	-	-	67,681
Accounts payable		37,364	228,633	164,695
Notes Payable	9	14,665	89,733	64,004
Income tax payable		2,025	12,389	15,338
Value added tax payable		1,457	8,917	25,978
Advances from customers		21,563	131,946	86,619
Commission payable		22,046	134,899	116,141
Accrued employee benefits		2,028	12,411	11,448
Other liabilities		5,959	36,460	31,411
Total current liabilities		107,107	655,388	583,315
Commitments and contingencies Long term liability:	14
Deferred Income		4,964	30,377	29,176
Long Term bank loans	11	26,239	160,553	195,087
Total Liabilities		138,310	846,318	807,578

Shareholders’ equity:
Convertible preferred stock, US$0.0045 par value:
Authorized shares - 2,000,000
Issued and outstanding shares – none in 2014 and 2013	20	-	-	-
Common stock, US$0.0045 par value:
Authorized shares – 40,000,000
Issued and outstanding shares –16,418,456 in 2014 and 2013	20	74	606	606

Additional paid-in capital		38,138	298,418	295,688
Reserves		13,442	93,985	90,356
Retained earnings	20	149,197	1,001,054	925,837
Accumulated other comprehensive income		26,106	(3,848)	(3,673)
		226,957	1,390,215	1,308,814
Less: Treasury shares at cost,
Common stock –135,488 in 2014 and 138,306 in 2013		(268)	(3,102)	(3,198)
Total shareholders’ equity		226,689	1,387,113	1,305,616

Total liabilities and shareholders’ equity		364,999	2,233,431	2,113,194

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Comprehensive Income
For the years ended December 31, 2014, 2013 and 2012

		Year ended December 31,
		2014	2014	2013	2012
	Notes	US$	RMB	RMB	RMB
		(In thousands, except number of shares and per share data)

Net sales	18	241,007	1,472,045	1,397,861	1,324,952
Cost of products sold		(165,540)	(1,011,100)	(949,081)	(892,042)
Gross profit		75,467	460,945	448,780	432,910
Selling and administrative		(59,585)	(363,939)	(345,464)	(339,221)
Operating profit		15,882	97,006	103,316	93,689

Other income ( expense)
Other income, net		4,457	27,220	27,021	19,119
Interest income		290	1,771	1,693	1,163
Interest expense		(2,323)	(14,188)	(12,830)	(11,115)
Income before income taxes		18,306	111,809	119,200	102,856
Income taxes	10	(2,792)	(17,051)	(16,579)	(14,363)

Net income		15,514	94,758	102,621	88,493

Other comprehensive income (loss)
Foreign currency translation adjustment		(29)	(174)	(169)	(460)
Total comprehensive Income		15,485	94,584	102,452	88,033
Earnings per share

-Basic		US$ 1.02	RMB 6.32	RMB 6.32	RMB 5.47

-Diluted		US$ 0.99	RMB 6.14	RMB 6.14	RMB 5.29

Weighted average number of shares

-Basic		16,232,381	16,232,381	16,230,165	16,170,107

-Diluted		16,633,683	16,633,683	16,711,192	16,717,277

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Shareholders’ Equity
For the years ended December 31, 2014, 2013 and 2012

	Number of treasury	Number of common	Number of preferred	Treasury stock	Warrants	Common shares	Convertible preferred stock	Additional paid-in capital	Reserves	Retained earnings	Accumulated Other Comprehensive Income	Total
	shares	shares	shares	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB	RMB
	(In thousands, except for number of shares)
Balance at January 1, 2012	(227,306)	16,395,456	-	(4,417)	6,232	605	-	284,936	85,321	770,156	(3,044)	1,139,789
Net income	-	-	-	-	-	-	-	-	-	88,493	-	88,493
Expired Warrants	-	-	-	-	(6,232)	-	-	6,232	-	-	-	-
Cash dividends distributed ($0.18 per share)	-	-	-	-	-	-	-	-	-	(18,324)	-	(18,324)
Exercise of stock options for cash	12,000	-		135		-	-	-	-	-	-	135
Employees stock-based expenses	-	-	-	-	-	-	-	2,556	-	-	-	2,556
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(460)	(460)

Balance at December 31, 2012	(215,306)	16,395,456	-	(4,282)	-	605	-	293,724	85,321	840,325	(3,504)	1,212,189

Net income	-	-	-	-	-	-	-	-	-	102,621	-	102,621
Transfer to reserves	-	-	-	-	-	-	-	-	5,035	(5,035)	-	-
Cash dividends distributed ($0.12 per share)	-	-	-		-	-	-	-	-	(12,074)	-	(12,074)
Exercise of stock options for cash	77,000	23,000	-	1,084	-	1	-	251	-	-	-	1,336
Employees stock-based expenses	-	-	-	-	-	-	-	1,713	-	-	-	1,713
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(169)	(169)

Balance at December 31, 2013	(138,306)	16,418,456	-	(3,198)	-	606	-	295,688	90,356	925,837	(3,673)	1,305,616

Net income	-	-	-	-	-	-	-	-	-	94,758	-	94,758
Transfer to reserves	-	-	-	-	-	-	-	-	3,629	(3,629)	-	-
Cash dividends distributed ($0.16 per share)	-	-	-		-	-	-	-	-	(15,912)	-	(15,912)
Exercise of stock options for cash	2,818	-	-	96	-	-	-	-	-	-	-	96
Employees stock-based expenses	-	-	-	-	-	-	-	2,730	-	-	-	2,730
Currency translation adjustments	-	-	-	-	-	-	-	-	-	-	(174)	(174)

Balance at December 31, 2014	(135,488)	16,418,456	-	(3,102)	-	606	-	298,418	93,985	1,001,054	(3,847)	1,387,113

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Consolidated Statements of Cash Flows
For the years ended December 31, 2014, 2013 and 2012

	Year ended December 31,
	2014	2014	2013	2012
	US$	RMB	RMB	RMB
	(In thousands)
Operating activities
Net income	15,514	94,758	102,621	88,493
Adjustments to reconcile net income to
net cash provided by/(used in) operating activities:
Depreciation and Amortization	7,325	44,739	42,499	35,746
Deferred income taxes	(429)	(2,622)	(4,499)	(2,053)
Allowance for doubtful accounts	1,723	10,524	26,595	17,198
Loss/(gain) on disposal of property, plant and equipment	-	-	(250)	(27)
Employee stock-based compensation	447	2,730	1,713	2,556
Changes in operating assets and liabilities
Restricted cash	133	814	(2,845)	(3,155)
Accounts receivable	2,142	13,084	(125,016)	(104,914)
Notes receivable	4,195	25,623	2,470	21,627
Inventories	(16,540)	(101,025)	(19,113)	45,258
Prepaid expenses	(16,698)	(101,989)	(9,741)	67,606
Other receivables	8	46	(5,277)	(2,680)
Accounts payable	10,468	63,938	7,373	9,389
Notes Payable	4,212	25,729	26,243	(48,002)
Income tax	(483)	(2,949)	3,523	(2,899)
Value added tax	(2,793)	(17,061)	3,849	2,005
Advances from customers	7,421	45,327	982	5,982
Commission payable	3,071	18,758	29,169	24,849
Accrued employee benefits	158	963	778	(8,505)
Government grants	172	1,200	(3,500)	(150)
Other liabilities	620	3,639	11,211	(24,022)
Net cash provided by/ operating activities	20,666	126,226	88,785	124,302
Investing activities
Purchases of property, plant and equipment	(1,278)	(7,805)	(2,289)	(55,298)
Proceeds from sales of property, plant and equipment	-	-	250	180
Payment for construction-in-progress	(3,303)	(20,175)	(78,445)	(168,352)
Purchase of short term investment	(74,330)	(454,000)	(314,090)	(150,000)
Sales of short term investment	66,062	403,500	354,090	80,000
Receipt of government grant for new plant construction	196	1,200	9,794	19,383
Sales of investment in Beijing Jinpan Huineng Co.	-	-	-	200
Net cash used in investing activities	(12,653)	(77,280)	(30,690)	(273,887)
Financing activities
Proceeds from bank loans	9,887	60,390	261,415	397,841
Repayment of bank loans	(26,622)	(162,604)	(274,954)	(266,299)
Proceeds from exercise of stock options	16	96	1,337	135
Dividends paid	(2,605)	(15,912)	(12,074)	(18,323)
Net cash (used in financing activities	(19,324)	(118,030)	(24,276)	113,354

Effect of exchange rate changes on cash	(62)	36	(286)	(25)

Net increase/(decrease) in cash and cash equivalents	(11,373)	(69,048)	33,533	(36,256)
Cash and cash equivalents at beginning of year	24,582	149,874	116,341	152,597
Cash and cash equivalents at end of year	13,209	80,826	149,874	116,341

Interest paid	1,651	10,085	16,869	10,528
Income taxes paid	3,701	22,605	15,296	19,048

The accompanying notes form an integral part of these consolidated financial statements.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

1.             ORGANIZATION AND PRINCIPAL ACTIVITIES

Jinpan International Limited (the “Company”) was incorporated under the laws of the British Virgin Islands on April 3, 1997. The Company’s securities are registered with the U.S. Securities and Exchange Commission and publicly traded on The NASDAQ Global Select Market. The Company designs, manufactures and markets equipment for distribution of electricity through its subsidiaries in the United States and China.  The Company is also registered to conduct business in Hong Kong. The following chart illustrates the Company’s organizational structure:

The Company and its subsidiaries are collectible referred to as the “Group.”

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

The reporting currency of the Group is Renminbi (“RMB”), the national currency of China. Solely for the convenience of the reader, the asset and liability accounts have been translated into United States dollars (“US$”) using the People’s Bank of China’s rate of RMB 6.1190 to US$1, the prevailing rate on December 31, 2014 and equity accounts were translated using historical rates. Income statement accounts were translated using the average exchange rate of RMB 6.11 to US$1 for the year 2014. No representation is made that the Renminbi amounts could have been, or could be, converted into United States dollars at this rate or any other.

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

(b)   Cash, Cash Equivalents and Restricted Cash

The Group considers all highly liquid investments with a maturity of three months or less to be cash equivalents. The Group maintains certain bank accounts in the PRC which are not protected by FDIC insurance or other insurance. There was approximately RMB 77.4 million held in non-US banks or financial institutions as of December 31, 2014. As of December 31, 2014, the Group held approximately RMB 10.6 million (US$ 1.7 million) cash in the United States of which RMB 4.0 million (US$ 0.7 million) was in excess of FDIC insurance limits. At December 31, 2014, the Group had approximately RMB 7.2 million (US$ 1.2 million) restricted cash related to products guaranty insurance.

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

(d)   Trade Receivables

Trade receivables, which generally have 30 to 180 day terms, except for some of long term sales contracts that we provide a payment term based on the progress of their projects, are recognized and carried at original invoice amounts less an allowance for doubtful accounts. Credit is offered to customers based on their payment history, financial capability, and credit rating. An estimate for doubtful accounts is made when collection of the full amount is no longer probable. We evaluate specific accounts where we have information that certain customers are unable to meet their financial obligations. We also make judgments, based on the best available facts and circumstances, including but not limited to, the length of our relationship with the customer, the customers’ current credit status and known market factors, to record a specific reserve for customers against their corresponding receivable amounts. These specific reserves are re-evaluated and adjusted as additional information affects the estimated amounts. We write off receivables against allowance for doubtful account when there is evidence that the likelihood of collection is not probable and it is deemed uncollectible. From time to time customers pay us with in-kind product in lieu of cash. When this occurs we compare the receivable balance against the fair market value of the product received in determining whether a gain or loss should be recorded.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

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

(h)   Construction-in-Progress

Construction-in-progress is stated at cost which includes the cost of construction and other direct costs attributable to the construction. No provision for depreciation is made on construction-in-progress until such time as the relevant assets are completed and put into use. Construction-in-progress at December 31, 2014 mostly represents machinery under installation. Interest related to construction-in-progress of nil, RMB 4.7 million (US$ 0.8 million) and RMB 4.5 million ( US$ 0.7 million)  was capitalized for the year end December 31, 2014  2013 and 2012 respectively.

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

China set a unified corporate income tax rate of 25% applicable to both domestic and foreign funded companies in 2007.  The new tax rate of 25% will take effect gradually. The applicable tax rate is 18% for calendar year 2008, 20% for 2009, 22% for 2010, 24% for 2011, and 25% for 2012. However, Hainan Jinpan was recognized as a technically advanced enterprise and is entitled to a 15% tax rate for three years commencing from January 1, 2008. Hainan Jinpan extended its status as technically advanced enterprise in 2011 and 2014.   The income tax rate applicable to Jinpan China is one half of the prevailing rate from 2010 to 2012 and is 25% in 2013 and 2014. Shanghai Jinpan also was recognized as a technically advanced enterprise in 2012 and its income tax rate is 15% from 2012 to 2014.  Shanghai T&D is taxed at 25% of net income before tax from 2012 to 2014. Guiline JTF was recognized as a “West Development Enterprise” and also entitled  to a 15% income tax rate from 2013 to 2020 (For more information on Jinpan China’s effective tax rates, see Note 10. Deferred Tax Assets and Income Taxes.)

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

(l)    Goodwill

We perform our annual goodwill impairment test as of December 31. Goodwill is reviewed for impairment utilizing a qualitative assessment or a two-step quantitative process. We have an option to make a qualitative assessment of a reporting unit’s goodwill for impairment. If we choose to perform a qualitative assessment and determine the fair value more likely than not exceeds the carrying value, no further evaluation is necessary. Where we perform the two-step process, the first step requires us to compare the fair value of the reporting unit to its carrying value. If the fair value of the reporting unit exceeds its carrying value, the goodwill is not considered impaired. If the carrying value is higher than the fair value, there is an indication that impairment may exist and the second step is required. In step two, the implied fair value of goodwill is calculated as the excess of the fair value of the reporting unit over the fair values assigned to its assets and liabilities. If the implied fair value of goodwill is less than the carrying value of the reporting unit’s goodwill, the difference is recognized as an impairment loss.

The Group performed first step quantitative impairment test at the end of December 31, 2014. The test concluded that the fair value is more than the carry value of the asset.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

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

(n) Operating Leases

Leases, where substantially all the rewards and risks of ownership of assets remain with the leasing company, are accounted for as operating leases.  Rentals applicable to such operating leases are reported on the Consolidated Statements of Comprehensive Income and determined using the straight-line basis over the applicable lease term. The operating lease rental expense incurred by the Group during the years ended December 31, 2014, 2013 and 2012 amounted to RMB 3.7 million (US$ 0.6 million), RMB 4.0 million (US$ 0.6 million),  and RMB 4.3 million  (US$ 0.7 million), respectively. The operating leases were recorded as cost of products sold or selling and administrative expense.

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

As for Installation services revenue, if the Company is the primary obligor and has general inventory risk, the Company recognizes revenue on a gross basis. If the Company is not primary obligor and earns a fixed amount of fee, the Company recognizes revenue on a net basis.

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

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

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

Research and development costs consist of expenditures incurred during the course of planned research and investigation to develop new products or processes, or significantly enhance existing products or production processes, and implement new methods of design, testing of product alternatives or construction of prototypes.  The Group expenses all research and development costs as incurred.  The research and development costs incurred by the Group during the years ended December 31, 2014, 2013 and 2012 were RMB 66.2 million(US$ 10.8 million), RMB 56.8 million (US$ 9.2 million) and RMB 58.8 million (US$ 9.3 million), respectively and all these amounts were recorded as selling and administrative expense.

(u)	Advertising Expense

The cost of advertising is expensed as incurred. The Group incurred RMB 1.3 million (US$ 0.2 million), RMB 0.4 million  (US$ 0.06 million) and RMB 0.6 million  (US$ 0.09 million) in advertising costs during 2014, 2013 and 2012, respectively and all these amounts were recorded as selling and administrative expense.

(v)   Shipping and Handling Expenses

The cost of shipping and handling is expensed as incurred and reported within Selling and Administration Expenses. The Group incurred RMB 31.7 million (US$ 5.2 million), RMB 35.9 million  (US$ 5.8 million) and RMB 28.1 million  (US$ 4.5 million) in shipping and handling costs during 2014, 2013 and 2012, respectively.

(w)  Stock-based Compensation

We record stock-based compensation expense based upon the grant date fair value of share-based awards. The fair value of the award is recognized as expense ratably over the requisite service periods. We use the Black-Scholes option-pricing model, which incorporates various assumptions including volatility, expected life and interest rates to determine fair value.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(For more information on the valuation methods used for options, see note 20(g), Stock options Valuation.)

(x)	Product Warranty

The Group provides a basic limited warranty, which covers parts and labor, for all products, for one year.  The product warranty expense incurred in each year from 2012 through 2014 is not considered significant thus, the Group recorded warranty expense as incurred. The Group incurred RMB 4.8million (US$ 0.8 million), RMB 4.1 million (US$ 0.7 million), and RMB 3.3 million  (US$ 0.5 million) in product warranty expense during the years ended December 31, 2014, 2013 and 2012, respectively.

(y)	New Accounting Pronouncements

In May 2014, the FASB issued Accounting Standards Update (“ASU”) No. 2014-09, “Revenue from Contracts with Customers” (Topic 606), which supersedes the revenue recognition requirements in ASC Topic 605, “Revenue Recognition,” and most industry-specific guidance. This ASU is based on the principle that revenue is recognized to depict the transfer of goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The ASU also requires additional disclosure about the nature, amount, timing and uncertainty of revenue and cash flows arising from customer contracts, including significant judgments and changes in judgments, and assets recognized from costs incurred to obtain or fulfill a contract. The amendments in the ASU must be applied using either the retrospective or cumulative effect transition method and are effective for annual and interim periods beginning after December 15, 2016. Early adoption is not permitted. We will evaluate the effects, if any, that adoption of this guidance will have on our consolidated financial statements.

In June 2014, the FASB issued ASU 2014-12, “Accounting for Share-Based Payments When the Terms of an Award Provide That a Performance Target Could be Achieved after the Requisite Service Period” (“ASU 2014-12”).  The FASB issued ASU 2014-12 to clarify that a performance target in a share-based compensation award that could be achieved after an employee completes the requisite service period should be treated as a performance condition that affects the vesting of the award.  As such, the performance target should not be reflected in estimating the grant-date fair value of the award.  ASU 2014-12 is effective for the Company for fiscal year 2016, and early adoption is permitted. We will evaluate the effects, if any, that adoption of this guidance will have on our consolidated financial statements.

In August 2014, the FASB issued ASU 2014-15, “Disclosure of Uncertainties about an Entity’s Ability to Continue as a Going Concern” (“ASU 2014-15”).  ASU 2014-15 requires an entity’s management to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about the entity’s ability to continue as a going concern within one year after the date that the financial statements are issued (or within one year after the date that the financial statements are available to be issued when applicable).  When conditions or events raise substantial doubts about an entity’s ability to continue as a going concern, management shall disclose: (i) the principal conditions or events that raise substantial doubt about the entity’s ability to continue as a going concern; (ii) management’s evaluation of the significance of those conditions or events in relation to the entity’s ability to meet its obligations; and (iii) management’s plans that are intended to mitigate the conditions or events and whether or not those plans alleviate the substantial doubt about the entity’s ability to continue as a going concern.  ASU 2014-15 is effective for the Company for fiscal year 2016, and early application is permitted.  We do not currently anticipate that ASU 2014-15 will have any impact on the Company’s financial statement disclosures.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(z)	Fair Value Measurement

In accordance with ASC subtopic 820-10, a fair value measurement is determined based on the assumptions that a market participant would use in pricing an asset or liability. Overall, establishes a three-tiered hierarchy that draws a distinction between market participant assumptions based on (i) observable inputs such as quoted prices in active markets (Level 1), (ii) inputs other than quoted prices in active markets that are observable either directly or indirectly (Level 2) and (iii) unobservable inputs that require the Company to use present value and other valuation techniques in the determination of fair value (Level 3). The following table presents information about assets and liabilities required to be carried at fair value on a recurring basis as of December 31, 2014 and 2013:

	Fair value at December 31,
(RMB in thousands)	2014	Level 1	Level 2	Level 3
Investment available-for-sale	80,500	80,500	-	-

	Fair value at December 31,
(RMB in thousands)	2013	Level 1	Level 2	Level 3
Investment available-for-sale	30,000	30,000	-	-

4.             INVESTMENTS AVAILABLE-FOR-SALE

Available-for-sale securities held by the Group at December 31, 2014 and 2013 were as follows:

	2014	2014	2013
	US$	RMB	RMB
	(In thousands)
Portfolio investment
Cost	13,156	80,500	30,000
Gross unrealized loss	-	-	-
Fair market value	13,156	80,500	30,000
Total investments available-for-sale	13,156	80,500	30,000

5.	ACCOUNTS RECEIVABLE,

Accounts receivable of the Group at December 31, 2014 and 2013 were as follows:

	2014	2014	2013
	US$	RMB	RMB
		(In thousands)
Accounts receivable-trade	152,600	933,758	946,843
Less: Allowance for doubtful accounts	(12,375)	(75,721)	(65,197)
Accounts receivable-net	140,225	858,037	881,646

Movement of allowance for doubtful accounts
Beginning at January 1	(10,655)	(65,197)	(38,602)
Provided during the year	(1,939)	(11,862)	(26,656)
Less: Written off during the year	219	1,338	61
	(12,375)	(75,721)	(65,197)

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

6.	INVENTORIES
Inventories of the Group at December 31, 2014 and 2013 were as follows:

	2014	2014	2013
	US$	RMB	RMB
	(In thousands)
Finished products	25,068	153,394	108,475
Products in process	8,760	53,602	42,986
Raw materials	16,175	98,971	53,481
Inventories	50,003	305,967	204,942

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

8.	PROPERTY, PLANT AND EQUIPMENT

Property, plant and equipment of the Group at December 31, 2014 and 2013 were as follows:
	2014	2014	2013
	US$	RMB	RMB
	(In thousands)
Buildings	53,030	324,494	317,930
Machinery and equipment	47,730	292,060	221,203
Motor vehicles	4,812	29,443	27,037
Furniture, fixtures and office equipment	9,710	59,413	104,649
	115,282	705,410	670,819
Less: accumulated depreciation	(41,306)	(252,751)	(209,887)
Property, plant and equipment, net	73,976	452,659	460,932

The Group’s buildings are located in the PRC and United States and the land on which the Group’s buildings are situated in the PRC are State-owned.  The property in the U.S. is owned by Jinpan Realty, LLP, a wholly owned subsidiary of Jinpan USA. Depreciation expense in 2014, 2013 and 2012 was RMB 42.9 million (US$ 7.0 million), RMB 40.2 million (US$ 6.5 million) and RMB 33.0 million (US$ 5.2 million) respectively. The depreciation was included both in cost of goods sold and selling and administrative expense.

Construction in progress represents labors cost, materials in connection with the construction of new facility and installation of manufacturing equipment. At December 31, 2014 and 2013 the balance of construction in progress was RMB 16.5 million (US$ 2.7 million) and RMB 23.1 million (US$ 3.8 million) respectively. Interest related to construction in progress of RMB nil and RMB 4.7 million ( US$ 0.8 million) was capitalized for the years ended December 31, 2014 and 2013 respectively.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

9.	NOTES PAYABLE

In 2014, Hainan Jinpan entered into material purchasing agreement with suppliers in China.  The notes were payable to the suppliers and were unsecured, short term and non-interest bearing. As of December 31, 2014 and 2013, the balance of the note payable was RMB 89.7 million (US$ 14.7 million) and RMB 64.0  million (US$ 10.5  million) respectively.

10.           DEFERRED TAX ASSETS AND INCOME TAXES

The Company was incorporated in the British Virgin Islands and, under the current laws of the British Virgin Islands, is not subject to tax on income or on capital gains.

Jinpan USA, a wholly-owned subsidiary of the Company, is incorporated in the State of New York.  Jinpan USA is subject to federal tax and state tax in the United States.

In accordance with the relevant PRC income tax laws, Hainan Jinpan’s applicable tax rate is 25%, however, in 2008, 2011 and 2014, Hainan Jinpan was recognized as a High and New Technology Enterprise by the PRC government and was approved for a preferential tax rate of 15% for three years commencing from January 1, 2008. Hainan Jinpan extended its status as  High and New Technology Enterprise  in 2014 and is entitled to a 15% tax rate for another three years commencing from January 2014.

Jinpan China is subject to a 12.5% tax rate in the year 2012. Jinpan China is subject to applicable tax rate of 25% in the year 2013 and 2014 in accordance with PRC income tax law.

Shanghai Jinpan is subject to a corporate income tax rate of 25% in 2012. In 2012, however,  Shanghai Jinpan was granted as High and New Technology Enterprise  and was approved for a preferential tax rate of 15% for three years from 2012 to 2014.

Guilin JFT’s  tax rate was 25% in  2012. In 2013, Guilin JFT was approved from tax authority for a 15% preferential tax rate  from 2013 to 2020 according  to the tax policy that encouraging companies set up operation in Western Region of China.

Pretax income for the years ended December 31, 2014, 2013 and 2012 was taxed in the following jurisdictions with the exception of the British Virgin Islands, which is tax exempt:

	2014	2014	2013	2012

	US$	RMB	RMB	RMB
	(In thousands)

British Virgin Islands	(2,446)	(14,939)	(5,886)	(6,592)
United States of America	(300)	(1,833)	(528)	3,171
The People’s Republic of China	21,052	128,581	125,614	106,277

	18,306	111,809	119,200	102,856

Significant components of the provision for income taxes attributable to income before taxes are as follows:

	2014	2014	2013	2012
	US$	RMB	RMB	RMB
	(In thousands)
Current
Non-US	(3,221)	(19,673)	(21,066)	(15,058)
US	-	-	(12)	(1,358)
Deferred US	-	-	-	-
Non-US	429	2,622	4,499	2,053
	(2,792)	(17,051)	(16,579)	(14,363)

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Deferred tax assets and deferred tax liabilities of the Group at December 31, 2013 and 2012 were as follows:

	2014	2014	2013
	US$	RMB	RMB
	(In thousands)
Deferred tax assets-China
Current
Allowance for doubtful accounts	1,864	11,402	9,785
Inventories	387	2,370	1,562
Deferred expenses	264	1,616	1,573
	2,515	15,388	12,920
Non-Current
Depreciation	59	362	208
Total deferred tax assets-China	2,574	15,750	13,128
Deferred tax assets-USA	-		-
Total deferred Tax assets	2,574	15,750	13,128

Deferred tax liabilities-China	-		-
Deferred tax liabilities-USA
Current
Depreciation	-	-	-
Non-Current	-	-	-
Total deferred tax liabilities	-	-	-

Net deferred tax assets	2,574	15,750	13,128

Based on available evidence, management believes it is more-likely-than-not that the net deferred tax assets will be fully realized. Accordingly, the Group did not provide a valuation allowance against its net deferred tax assets at December 31, 2014. At December 31, 2014, the Group has approximately RMB 1.2 million (US$0.2 million) net operating loss carry forward.

The reconciliation of income tax computed using the PRC statutory rate of 25% in 2014, 2013 and 2012 to actual income tax expense is as follows:

	2014	2014	2013	2012
	US$	RMB	RMB	RMB
	(In thousands)
Computed expected income tax	4,586	28,012	25,070	25,655
Impact of tax holiday and benefit of companies in China	(1,794)	(10,961)	(9,094)	(11,858)
Effect of difference between the PRC and USA tax rate		-	603	566
	2,792	17,051	16,579	14,363

Under ASC 740, the Group recognizes the financial statement benefit of a tax position only after determining that the relevant tax authority would more-likely-than-not sustain the position following an audit. For tax positions meeting the more-likely-than-not threshold, the amount recognized in the financial statements is the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement with the relevant tax authority.  We evaluated the Company’s overall tax positions and determined there were no material unrecognized tax benefits and there have been no material changes in unrecognized benefits since January 1, 2007. We have not filed 2014 US federal and state tax returns as of the date of this report.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

11.	BANK LOANS

Bank loans comprised:	2014	2014	2013
	US$	RMB	RMB
	(In thousands)

Short-term bank loans	-	-	67,681
Long-term bank loans	26,238	160,553	195,087
Less: current portion	-	-	(67,681)
	26,238	160,553	195,087

Each of the credit line below can only be used by the specific entity that signed agreement with the banks and cannot be used by other entities within the group.

Hainan Jinpan has a working capital credit facility from the Bank of China for RMB 100.0 million (US$16.4 million).  As of December 31, 2014, no amounts were outstanding  under this credit facility. This credit facility bears interest at the prime rate declared by the Bank of China. Our borrowings under this credit facility accrued interest at an average interest rate 5.6% per annum for the year ended December 31, 2014. This facility expires in March 2016.

Hainan Jinpan has a working capital credit facility from Bank of Communication for RMB 120 million  (US$19.6 million). As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility bears interest at the benchmark rate set by the People’s Bank of China. This credit facility expired in December 2014 and we are negotiating a new credit facility the Bank of Communication on similar terms as the old credit facility.

Hainan Jinpan has an unsecured letter of credit facility from the Bank of China for RMB 203 million  (US$33.2 million).  This credit facility bears interest at LIBOR plus a margin rate.  As of December 31, 2013, no amounts were outstanding under this credit facility.  This facility expires in March 2016.

Hainan Jinpan has an oral agreement of working capital credit facility from the Industrial and Commercial Bank of China for RMB 100 million (US$16.3 million). This credit facility bears interest at the benchmark rate set by the People’s Bank of China. As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility will expire in June 2015 and we intend to extend this credit facility.

Hainan Jinpan has an oral agreement of unsecured letter of credit facility from the Industrial and Commercial Bank of China for RMB 130 million (US$21.3 million). This credit facility bears interest at LIBOR plus a margin rate. As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility will expire in June 2015 and we intend to extend this credit facility.

Hainan Jinpan has an unsecured letter of credit facility from Bank of Communication for RMB 180 million (US$29.4 million). As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility bears interest at LIBOR plus a margin rate. This credit facility expired in expired in December 2014 and we are negotiating a new credit facility with the Bank of Communication on similar terms as the old credit facility.

Shanghai Jinpan has a credit facility from bank of China for RMB 90 million (US$ 14.7 million) of which 60 million (US$ 9.8 million) was working capital facility and RMB 30 million (US$4.9 million was letter of credit facility.  As of December 31, 2014, no amounts were outstanding  under this credit facility. This credit facility bears interest according to the benchmark rate set by the Bank of China. This credit facility expired in expired in February 2015 and we are negotiating a new credit facility with the Bank of Communication on similar terms as the old credit facility.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Hainan Jinpan has a credit facility from Nanyang Commercial Bank for RMB 100 million (US$16.34 million) of which RMB 50 million(US$ 8.17million) was working capital facility and RMB 50 million(US$ 8.17million) was letter of credit facility. As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility bears interest according to the benchmark rate set by the Bank of China. This credit facility expires in April 2015 and we are negotiating a new credit facility with  Nanyang Commercial Bank on similar terms as the old credit facility.

Hainan Jinpan has a credit facility from China CITIC  Bank for RMB 200 million (US$ 32.69 million). As of December 31, 2014, no amounts were outstanding under this credit facility. This credit facility bears interest according to the benchmark rate set by the Bank of China. This credit facility expired in March 2015 and we are negotiating a new credit facility with China CITIC  Bank on similar terms as the old credit facility.

Guilin JFT has two credit facilities with the Bank of Communications, a long term credit line for fixed asset investment and a short term credit line for working capital totaling   RMB 350 million (US$57.2 million).  The fixed asset credit line is in the amount of RMB 210 million (US$34.3 million) and carries an interest rate of People’s Bank of China bench mark rate x 1.05 per annum.   Our borrowings under this credit line accrued interest at an average interest rate 6.88% per annum for the year ended December 31, 2014.  Loans made under this credit line must be applied to fixed asset investment at the Company’s Guilin facility and was secured by the fixed assets investment at Guilin.  As of December 31, 2014, there was RMB 152.1 million (US$24.9 million) outstanding under this credit facility. The credit line has a term of seven years. Repayment of loan principal is scheduled over a seven year period, from 2013 to 2019. The working capital credit line is in the amount of RMB 140 million (US$22.9 million) and carries an interest rate of People’s Bank of China bench mark rate x 1.05 per annum. Loans made under this credit line must be applied to the working capital of the Company’s Guilin facility.   The credit line has a term of two years.  The loan principal must be repaid in full annually. As of December 31, 2014, no amounts were outstanding  under this credit facility.

Jinpan Realty has a long term mortgage bank loan of US$1.7 million from Enterprise Bank in USA for purchasing the land and building, which constitute our U.S. offices, in 2009. The loan is secured by the property. The interest rate is fixed at 6% for first 5 years. Thereafter, the rate shall be reset at the then current five year U.S. treasury rate plus 2% for the remainder term of the loan. The term of the loan is 20 years. Jinpan Realty amended the loan agreement with Enterprise Bank on December 1, 2013.  The interest rate is fixed at 4.75% per annum effective December 1, 2013 and the loan matures on October 1, 2019. There was approximately RMB 8.5 million (US$1.4 million) outstanding as of December 31, 2014.

The table below reflects the principal balance due of Jinpan Realty , Guilin JFT and short term bank loans for the next five years.

               RMB in thousands

Year	2015	2016	2017	2018	2019	Thereafter	Total
Principal Due	401	420	38,993	58,264	62,475	-	160,553

12.         GOVERNMENT GRANTS

Hainan Jinpan, Shanghai Jinpan and Jinpan China received grants in advance from the local Chinese government based on its past business performance and its development of advance technologies which has to be pre-approved by the government. Government grants are recorded as deferred grant revenue until the terms of the grants are met and final approval from the government is obtained. Once these conditions are satisfied grant revenue is recognized in other income. The Group recognized income of RMB 20.7 million (US$ 3.4 million), RMB 14.2 million (US$ 2.3 million) and RMB 16.2 million (US$ 2.6 million) respectively in 2014, 2013 and 2012, respectively. In the year 2014 and 2013, Guilin JFT received approximately RMB 4.4 million (US$ 0.7 million) and RMB 14.0 million (US$ 2.3 million)   respectively from Guilin government to subsidize the bank loan interest that occurred for fixed assets investment in Guilin. The amount we received was recorded as deferred grant revenue.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

13.           DISTRIBUTION OF INCOME

According to PRC accounting rules and regulation, the Group’s Chinese subsidiaries are required to maintain reserves which include a statutory reserve fund, an enterprise expansion fund and staff welfare and bonus fund based on 10% of its net income for the year as reported in the statutory accounts prepared in accordance with GAAP. The maximum amount of the aggregate of these reserves is 50% of its registered capital. The Group and its subsidiaries in China reserved RMB 3.6 million (US$ 0.6 million), RMB 5.03 million (US$ 0.8 million) million and RMB nil for the years ended December 31, 2014, 2013 and 2012 respectively.

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

	2014	2014	2013	2012
(In thousands)	US$	RMB	RMB	RMB
Statutory reserve fund	586	3,629	5,035	-
Enterprise expansion fund	-	-	-	-
Staff welfare and bonus fund	-	-	-	-
Dividends	-	-	-	-

	586	3,629	5,035	-

The Company declared a cash dividend of US$0.16 per common share for the year 2014 on February 26, 2014.  Total dividend paid was US $2.6 million in 2014. A quarterly dividend of $0.04 per common share was paid at the end of March, June, September, and December 2014.  The Company declared a cash dividend of US$0.12 per common share for the year 2013 on November 29, 2012, which was paid in four installments at the end of each quarter of 2013. The Company also declared a special dividend of US$ 0.04 per common share on November 29, 2012 which was paid on December 21, 2012.

14.	COMMITMENTS AND CONTINGENT LIABILITIES

(1)          Operating lease commitments

The Group leases certain buildings and apartments under non-cancelable lease arrangements.  These operating leases expire in various years through 2023. The operating lease rental expense incurred by the Group during the years ended December 31, 2014, 2013 and 2012 amounted to RMB 3.7 million (US$ 0.6 million), RMB 4.0 million (US$ 0.6 million),  and RMB 4.3 million  (US$ 0.7 million), respectively.   These leases may be renewed for periods ranging from one to two years.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

Future minimum payments under non-cancelable operating leases with initial terms of one year or more consisted of the following at December 31, 2014:

	(In thousands)
	US$	RMB
2015	271	1,656
2016	73	443
2017	68	415
2018	59	358
2019	59	358
2020 and thereafter	189	1,156
Total minimum lease payments	719	4,386

(2)     Capital commitments

As of December 31, 2014, the Group has commitments of RMB 2.9 million for the purchase of new machinery and construction project.

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

Future minimum payments to employees under employment contracts consisted of the following at December 31, 2014:

	US$	RMB
	(In thousands)
2015	6,728	41,094
2016	5,016	30,635
2017	3,217	19,650
2018	2,083	12,721
2019	1,727	10,548
2020 and thereafter	18,998	116,038
Total minimum employment contract payments	37,769	230,686

   (4)     Licensee agreement

The Group is engaged in a licensee agreement with a third party that designs certain line reactors. This agreement provides us the exclusive right to manufacture, assemble, sell, and maintain the licensed products.  Licensee expense was RMB 0.3 million (US$ 0.05 million), RMB 0.2 million (US$0.03 million) and RMB 1.0 million (US$ 0.15 million) for the years ended December 31, 2014, 2013, and 2012, respectively. These amounts were recorded in the selling and administrative expense.

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

During 2014, the Group was dependent on two major suppliers ChongQing Industry Co., Ltd (NAGASE) and Momentive (Hexion /Bakelite AG)  for cast resin, which accounted for 1.33% (1.6% in 2013) and 0.32% (1.32% in 2013) of total purchases, respectively.  Additionally, the Group was dependent on one major supplier: Wuhan Steel Processing Co. Ltd., for silicon steel, which accounted for 26.02% (2013: 24.73%) of total purchases. The Group is also dependent on Hainan Xinlong Copper Co. Ltd., Foshan HuaHong Copper Co. Ltd.,  and Shanghai Congxin Electric Co. Ltd. for copper and aluminum, which accounted for 3.99% (2013: 5.71%) and 2.75% (2013: 0.26%) and 2.88% (2013: 2.18%) of total purchases, respectively.

A significant portion of our sales revenues is concentrated on one OEM, which is our largest customer.  Sales to our largest customer accounted for 7.3%, 10.5% and 12.7% for years 2014, 2013 and 2012, respectively.

17.	PENSION AND OTHER POST RETIREMENT BENEFITS

 Jinpan USA set up a Simple IRA plan for its employees. The amount employees contribute are tax deferred.  Jinpan USA has not made any contributions. since set up simple IRS.

Hainan Jinpan, Jinpan China and Shanghai Jinpan have a defined contribution retirement plan for their employees.  As required by PRC laws and organized by local government, Hainan Jinpan and Jinpan China make certain statutory contributions to the plan.  All permanent employees are entitled to an annual pension that is equal to a fixed proportion of their final annual salary at their retirement date. Hainan Jinpan and Jinpan China and its employees are required to make contributions to the retirement plan at rates of 20% and 8% of each employee’s annual salary, respectively, while Shanghai Jinpan and its employees are required to make contributions to the retirement plan at rates of 21% and 8% of each employee’s annual salary. Payment is made, on a monthly basis, to a PRC insurance company organized by the PRC government, which is responsible for the payments of pension benefits to retired employees.  Hainan Jinpan and Jinpan China have no obligations for the pension benefits beyond the annual contributions as described above.  The pension costs recognized by Hainan Jinpan, Jinpan China ,Shanghai Jinpan and Guilin JFT during the years ended December 31, 2014, 2013 and 2012 amounted to RMB  18.6 million (US$ 3.0 million), RMB 10.1 million (US$ 1.6  million) and RMB 18.3 million(US$ 2.9 million), respectively.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

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

Geographic area data

	Year ended December 31,
	2014	2014	2013	2012
	US$	RMB	RMB	RMB
	(In thousands)
Revenues from external customers:
United States	9,906	60,505	105,938	108,347
Europe	10,190	62,237	40,749	59,910
PRC	220,911	1,349,303	1,251,174	1,156,695
	241,007	1,472,045	1,397,861	1,324,952
Property, Plant, and Equipment by area:
United States	2,169	13,270	14,027	15,092
PRC	71,807	439,389	446,905	244,880
	73,976	452,659	460,932	259,972
Net Assets
United States	3,983	24,375	12,477	43,089
PRC	222,706	1,362,738	1,293,139	1,169,100
	226,689	1,387,113	1,305,616	1,212,189

19           EARNINGS PER  SHARE

Basic earnings per share for the years ended December 31, 2014, 2013 and 2012 was computed by dividing net income of RMB 94.8 million (US$ 15.5 million), RMB 102.6 million (US$ 16.6 million) and RMB 88.5 million (US$ 14.1 million) respectively by the weighted average number of 16,232,381, 16,230,165 and 16,170,107  common shares outstanding, respectively.

Diluted earnings per share for the years ended December 31, 2014, 2013 and 2012 was computed by dividing net income of RMB 94.8 million (US$ 15.5 million), RMB 102.6 million (US$16.6 million) and RMB 88.5 million (US$14.1 million) by the weighted average number of 16,633,683, 16,711,192 and 16,717,277  common shares outstanding, respectively. The weighted average number of shares includes potentially dilutive common shares, which reflect the dilutive effect of stock options, preferred shares and warrants. Reconciliation of the denominator is as follows:

	2014	2013	2012

Denominator for basic earnings per share weighted average shares	16,232,381	16,230,165	16,170,107

Effect of dilutive securities:
Exercisable stock options	401,302	481,027	547,170
Convertible warrants		-	-
Denominator for diluted earnings per share adjusted weighted average shares and assumed conversions	16,633,683	16,711,192	16,717,277

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

20.	EQUITY

The Company issued 2,818, 77,000, and 12,000 shares respectively in 2014, 2013 and 2012 from its treasury shares to the employees who exercised their stock options.

The Company’s convertible preferred stock (“preferred stock”) is convertible at any time into common shares at the rate of 1-to-1 and each share of preferred stock entitles its holder to the same number of votes as a Common Share. In the event of the Company’s liquidation, dissolution or winding up, the holders of preferred stock are entitled to a preference over the holders of common shares in the distribution of assets in an amount equal to the sum of: (i) US$2.188 per share, and (ii) an amount equal to declared but unpaid dividends on each such share. There was no outstanding preferred shares at the end of December 31, 2014.

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

(b)	Stock option transactions under 1997 Stock Option Plan

During 2013 and 2012 certain employees exercised stock options to purchase an aggregate of 100,000 shares and 12,000 shares of the Company’s common shares respectively. The Company received US$ 215,400 in 2013 and US$21,300 in 2012 from these exercises.  No options were exercised under this plan in 2014.

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

In March 2014, the Company issued stock options to purchase 203,200 common shares to its directors officers and certain employees. These options are exercisable at the price of US$ 8.56 per share and will expire on March 18, 2019.

(e)	Common Shares Reserved for Options and Preferred Stock.

	December 31, 2014	December 31, 2013

Stock options	520,548	548,366
Preferred stock	-	-

Total	520,548	548,366

(f)	Stock Option Valuation

We measure the fair value of each stock option grant at the date of grant using a Black-Scholes option pricing model. The Black-Scholes option pricing model was developed for use in estimating the fair value of traded options, including expected volatility, expected life, expected dividend rate and expected risk-free rate of return.  The weighted-average exercise price for options outstanding as of December 31, 2014 was US$ 7.95. The weighted-average remaining contractual life of those options is 3.2 year.

The following assumptions were used for calculating fair value of stock options:

	December 31,	December 31,	December 31
	2014	2013	2012
Risk -free interest rate	0.91%	0.40% to 0.75%	0.55% to 1.62%.
Average expected term (years)	3	3	3
Dividend yield	1.91%	2.40%	1.62%
Expected volatility	44.9% to 52.82%	44.9% to 63.48%	57.73% to 68.65%

The Company’s calculation of expected volatility for the year ended December 31, 2014 was based on the historical volatility of the Company’s stock price. We have adopted the guidance of ASC 718-10-S99-1 for purposes of determining the expected term for stock options. Due to limited historical data to rely upon, we use the “simplified” method in developing an estimate of expected term for stock options per ASC 718-10-S99-1.  The interest rate is based on the U.S. Treasury yields in effect at the time of grant. While we believe that these assumptions are reasonable, actual experience may differ materially from these assumptions.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

(g)	Option Award Activity

A summary of the Company’s stock option activities, and related information for the years ended December 31, 2014, 2013 and 2012 are as follows:

	2014		2013		2012
	Options	Weighted average exercise price	Options	Weighted average exercise price	Options	Weighted average exercise price
		US$		US$		US$

Outstanding at beginning of year	548,366	7.49	586,566	7.74	498,566	7.52
Granted	203,200	8.56	153,000	5.96	132,166	8.34
Exercised	(2,818)	5.53	(100,000)	2.15	(12,000)	1.775
Cancelled	-	-	-	-	-	-
Forfeited	(228,200)	-	(91,200)	-	(32,166)	-
Outstanding at the end of year	520,548	7.95	548,366	7.49	586,566	7.74
Exercisable at the year end	324,348	7.74	457,166	7.74	454,400	7.56

Weighted average grant-date fair value of options granted during the year		US$8.56		US$5.96		US$8.34

 A summary of the status of the Company’s nonvested shares for the years ended December 31, 2014, 2013, 2012 are as follows

		Weighted-Average
		Grant-Date
Nonvested Shares	Shares	Fair Value (US$)
Nonvested at January 1, 2012	177,200	8.46
Granted	132,166	8.34
Vested	(177,200)	8.46
Forfeited	-	-
Nonvested at December 31, 2012	132,166	8.34
Granted	153,000	5.96
Vested	(223,366)	7.44
Forfeited	-	-
Nonvested at December 31, 2013	61,800	5.53
Granted	203,200	8.56
Vested	(61,800)	5.53
Forfeited	(7,000)	8.56
Nonvested at December 31, 2014	196,200	US$8.56

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

The Company recognized approximately RMB 2.7 million, RMB 1.4 million and RMB 2.6 million of compensation cost for the years ended December 31, 2014, 2013 and 2012, respectively.  No income tax benefit was recognized for the years ended December 31, 2014, 2013 and 2012. The total intrinsic value of options exercised during the years ended December 31, 2014, 2013 and 2012 was RMB 0.02 million  , RMB 3.9 million and RMB 0.3 respectively. The total intrinsic value of all options outstanding (including vested options) during the year ended December 31, 2014 was RMB nil  million.  The total fair value of shares vested during the years ended December 31, 2014, 2013 and 2012 were approximately RMB 2.0 million , RMB 10.2 million and RMB 9.4 million respectively.  Total compensation cost related to nonvested stock options that are not recognized at the end of December 31, 2014 and will be recognized in future years is RMB 0.7 million.

The following table summarizes information with respect to options outstanding at December 31, 2014:

		Outstanding
	Options	Weighted Average
Exercise	Number	Remaining
Price	Outstanding	Contractual Life (in years)

US$ 10.83	44,000	1.2
US$ 8.34	130,166	1.7
US$5.53	58,982	7.2
US$ 6.25	91,200	1.8
US$ 8.56	196,200	4.2
	520,548	3.2

  21          SUBSEQUENT EVENT

a) Cash Dividend

According to the board of directors’ resolution on March 24, 2015, the board approved to pay annual cash dividend of US$ 0.03 per common shares in the year 2015 and the cash dividend is to be paid by the end of second quarter.

The Company has performed an evaluation of subsequent events through the date these consolidated financial statements were issued to determine whether the circumstances warranted recognition and disclosure of those events or transactions in the consolidated financial statements as of December 31, 2014.

Jinpan International Limited and Subsidiaries
Notes to Consolidated Financial Statements

22            QUARTERLY FINANCIAL DATA (Unaudited)

Summarized quarterly financial data for 2014 and 2013 is as follows:

	Quarter
Fiscal 2014	First	Second	Third	Fourth
RMB	unaudited	unaudited	unaudited	unaudited
Sales	253,035,775	402,487,008	378,260,046	438,261,778
Gross profit	78,324,882	134,844,876	123,947,540	123,827,223
Net income from continuing operations	9,289,887	32,364,810	26,146,348	26,957,036
Net income	9,289,887	32,364,810	26,146,348	26,957,036

Earnings per share - Basic	0.57	2.00	1.61	1.66
Earnings per share - Diluted	0.56	1.95	1.57	1.62

	Quarter
Fiscal 2013	First	Second	Third	Fourth
RMB	unaudited	unaudited	unaudited	unaudited
Sales	220,777,799	364,015,592	425,926,695	387,140,688
Gross profit	73,562,227	126,597,747	148,023,358	100,596,341
Net income from continuing operations	7,170,983	27,246,301	43,283,357	24,920,607
Net income	7,170,983	27,246,301	43,283,357	24,920,607

Earnings per share - Basic	0.44	1.69	2.66	1.53
Earnings per share - Diluted	0.41	1.64	2.60	1.49

